Form 20-F
period 2012-12-31
Seadrill Partners LLC
filed 2013-04-30
CIK 1553467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001- 35704

SEADRILL PARTNERS LLC

(Exact Name of Registrant as Specified in Its Charter)

Republic of The Marshall Islands

(Jurisdiction of Incorporation or Organization)

13th Floor, One America Square

17 Crosswall, London

EC3N 2LB, United Kingdom

Telephone: +44 20 7063 7900

(Address of Principal Executive Offices)

Graham Robjohns

13th Floor, One America Square

17 Crosswall, London

EC3N 2LB, United Kingdom

Telephone: +44 20 7063 7900

Facsimile: +44 207 063 7901

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common units representing limited liability company interests	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

24,815,025 Common Units representing limited liability company interests

16,543,350 Subordinated Units representing limited liability company interests

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                    Accelerated filer  ☐                    Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as Issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

SEADRILL PARTNERS LLC

Presentation of Information in this Annual Report

This annual report on Form 20-F for the year ended December 31, 2012, or the annual report, should be read in conjunction with the Consolidated and Combined Carve-Out Financial Statements and accompanying notes included in this report. Unless the context otherwise requires, references in this annual report to “Seadrill Partners LLC,” “Seadrill Partners,” the “Company,” “we,” “our,” “us” or similar terms refer to Seadrill Partners LLC, a Marshall Islands limited liability company, or any one or more of its subsidiaries, or to all of such entities, and, for periods prior to our initial public offering on October 24, 2012, our combined entity. References to our “combined entity” refer to the subsidiaries of Seadrill Limited that had interests in the drilling rigs in our initial fleet prior to our initial public offering. References in this annual report to “Seadrill” refer, depending on the context, to Seadrill Limited (NYSE: SDRL) and to any one or more of its direct and indirect subsidiaries. References to “Seadrill Management” refer to Seadrill Management AS, Seadrill Management Ltd, and Seadrill UK Ltd, the entities that provide us with personnel and management, administrative, financial and other support services.

We own (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through our 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. Seadrill Operating LP owns: (i) a 100% interest in the entities that own the West Aquarius and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn. We refer to Seadrill Operating LP and Seadrill Capricorn Holdings LLC collectively, as “OPCO.” All references in this annual report to “OPCO” when used in a historical context refer to OPCO’s predecessor companies and their subsidiaries, and when used in the present tense or prospectively refer to OPCO and its subsidiaries, collectively, or to OPCO individually, as the context may require. References in this annual report to “Seadrill Member” refer to the owner of the Seadrill Member interest, which is a non-economic limited liability company interest in Seadrill Partners and is currently held by Seadrill Member LLC. Certain references to the “Seadrill Member” refer to Seadrill Member LLC, as the context requires. References in this annual report to “ExxonMobil,” “Chevron,” “Total” and “BP” refer to subsidiaries of ExxonMobil Corporation, Chevron Corporation, Total S.A. and BP Plc, respectively, that are OPCO’s customers.

Cautionary Statement Regarding Forward Looking Statements

This annual report contains certain “forward-looking statements” (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning future events and our operations, performance and financial condition (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including statements and assumptions concerning OPCO). In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we and OPCO operate as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. These forward-looking statements reflect management’s current views only as of the date of this annual report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.

Forward-looking statements appear in a number of places in this annual report and include statements with respect to, among other things:

•	forecasts of our ability to make cash distributions on the units and the amount of any borrowings that may be necessary to make such distributions;

•	the ability to borrow under the $300 million credit facility between OPCO, as borrower, and Seadrill, as lender;

•	future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt;

i

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	the failure of OPCO’s drilling rigs to perform satisfactorily or to our expectations;

•	fluctuations in the international price of oil;

•	discoveries of new sources of oil that do not require deepwater drilling rigs;

•	the development of alternative sources of fuel and energy;

•	technological advances, including in production, refining and energy efficiency;

•	severe weather events and natural disasters;

•	our ability to meet any future capital expenditure requirements;

•	our ability to maintain operating expenses at adequate and profitable levels;

•	incurrence of cost overruns in the maintenance or other work performed on OPCO’s drilling rigs;

•	our ability to conduct and obtain investment for business activities involving U.S. sanctioned countries, entities and individuals;

•	our ability to leverage Seadrill’s relationship and reputation in the offshore drilling industry;

•	our ability to purchase drilling rigs in the future, including the T-15 and T-16 from Seadrill;

•	increasing our ownership interest in OPCO;

•	delay in payments by, or disputes with OPCO’s customers under its drilling contracts;

•	OPCO’s ability to comply with, maintain, renew or extend its existing drilling contracts;

•	OPCO’s ability to re-deploy its drilling rigs upon termination of its existing drilling contracts at profitable dayrates;

•	our ability to respond to new technological requirements in the areas in which we operate;

•	the occurrence of any accident involving OPCO’s drilling rigs or other drilling rigs in the industry;

•

changes in governmental regulations that affect us or OPCO and the interpretations of those regulations, particularly those that relate to environmental matters, export or import and economic sanctions or trade embargo matters, regulations applicable to the oil industry and tax and royalty legislation;

•	increased competition in the offshore drilling industry and other actions of competitors, including decisions to deploy drilling rigs in the areas in which OPCO currently operates;

•	the increased availability on a timely basis of drilling rigs, supplies, personnel and oil field services in the areas in which OPCO operates;

•	general economic, political and business conditions globally;

•	military operations, terrorist acts, wars or embargoes;

•	potential disruption of operations due to accidents, political events, piracy or acts by terrorists;

ii

•	our or OPCO’s ability to obtain financing in sufficient amounts and on adequate terms;

•	workplace safety regulation and employee claims;

•	the cost and availability of adequate insurance coverage;

•

our anticipated incremental general and administrative expenses as a publicly traded limited liability company and our fees and expenses payable under the advisory, technical and administrative services agreements and the management and administrative services agreements;

•	the anticipated taxation of our company and distributions to our unitholders;

•	future sales of our common units in the public market; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements in this annual report are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in Item 3 “Key Information—Risk Factors.” The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We make no prediction or statement about the performance of our common units. The various disclosures included in this annual report and in our other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents, in each case for the periods and as of the dates indicated, our selected Consolidated and Combined Carve-Out financial and operating data, which includes, for periods prior to the completion of our initial public offering, or the IPO, on October 24, 2012, selected Consolidated and Combined Carve-Out financial and operating data of the combined entity.

The following financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and our historical Consolidated and Combined Carve-Out financial statements and the notes thereto included elsewhere in this annual report.

Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Seadrill in the periods prior to our IPO for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31,
	2012	2011	2010
	(in millions, except fleet and unit data)
Statement of Operations Data:
Total operating revenues	$613.9	$497.2	$478.3

Vessel and rig operating expenses(1)	206.5	157.5	131.8
Reimbursable expenses(2)	29.9	11.7	8.7
Depreciation and amortization	74.9	57.8	56.8
General and administrative expenses	22.1	17.0	11.4

Total operating expenses	333.4	244.0	208.7

Net operating income	280.5	253.2	269.6
Interest income	1.7	—	—
Interest expense	(41.0)	(31.9)	(35.6)
Loss on derivative financial instruments	(19.2)	(52.1)	(22.5)
Currency exchange loss	(2.2)	(0.5)	—

Income before income taxes	219.8	168.7	211.5
Income taxes	(31.5)	(27.6)	(35.0)

Net income	$188.3	$141.1	$176.5

Earnings per unit (basic and diluted)
Common unitholders	$0.29	—	—
Subordinated unitholders	$0.13	—	—

Balance Sheet Data (at end of period):
Cash and cash equivalents	$19.4	$15.4	$5.2
Drilling rigs	2,103.0	1,334.6	1,409.5
Total assets	2,402.1	2,210.5	1,893.2
Interest bearing debt (including current portion)	1,192.2	1,330.5	777.3
Owner’s equity	974.9	793.0	1,034.7

	Year Ended December 31,
	2012	2011	2010
	(in millions, except fleet and unit data)
Cash Flow Data:
Net cash provided by operating activities	$154.1	$293.6	$244.7
Net cash used in investing activities	(64.4)	(392.3)	(140.6)
Net cash (used in) / provided by financing activities	(85.7)	108.9	(114.8)
Fleet Data:
Number of drilling rigs in operation at end of period	4	3	3
Average age of drilling rigs in operation at end of period (years)	3.0	2.5	1.5
Other Financial Data:
Adjusted EBITDA(3)	$337.5	$299.0	$315.3
Capital expenditures	64.4	392.3	140.6
Distributions declared per unit	0.29	—	—
Members Capital:
Common Unitholders—units	24,815,025	—	—
Subordinated Unitholders—units	16,543,350	—	—

(1)	Rig operating expenses are related to the drilling rigs we have in operation and include the remuneration of offshore crews and onshore rig supervision staff, as well as expenses for repair and maintenance.
(2)	Reimbursable expenses are incurred at the request of customers, and include provision of supplies, personnel and other services.
(3)	Non-GAAP financial measure

Adjusted EBITDA. Earnings before interest, other financial items, depreciation and amortization, amortization of mobilization revenues and expenses and taxes is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation and amortization, amortization of mobilization revenue and expense and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles adjusted EBITDA to net income, the most directly comparable GAAP financial measure, for the periods presented.

	Year Ended December 31,
	2012	2011	2010
	(in millions)
Net income	$188.3	$141.1	$176.5
Interest income	(1.7)	—	—
Interest expense	41.0	31.9	35.6
Other financial items(a)	21.4	52.6	22.5
Depreciation and amortization(b)	74.9	55.5	54.9
Amortization of mobilization revenue and expense(b)(c)	(17.9)	(9.7)	(9.2)
Income taxes	31.5	27.6	35.0

Adjusted EBITDA	$337.5	$299.0	$315.3

(a)	Other financial items consists of loss on derivative financial instruments and currency exchange loss.
(b)	Depreciation and amortization reported above excludes depreciation occurred during rig mobilization, as this has been instead included within “Amortization of mobilization revenue and expense”.
(c)	Amortization of mobilization revenue and expense is amortization of lump sum mobilization revenue received prior to the commencement of the drilling contracts net of amortized expense incurred during the mobilization period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our common units. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for distributions or the trading price of our common units.

Risks Inherent in Our Business

Because our ownership interest in OPCO currently represents our only cash-generating asset, our cash flow depends completely on OPCO’s ability to make distributions to its owners, including us.

Our cash flow depends completely on OPCO’s distributions to us as one of its owners. The amount of cash OPCO can distribute to its owners principally depends upon the amount of cash it generates from its operations, which may fluctuate from quarter to quarter based on, among other things:

•	the dayrates it obtains under its drilling contracts;

•	the level of its rig operating costs, such as the cost of crews, repair, maintenance and insurance;

•	the levels of reimbursable revenues and expenses;

•	its ability to re-contract its drilling rigs upon expiration or termination of an existing drilling contract and the dayrates it can obtain under such contracts;

•	delays in the delivery of any new drilling rigs and the beginning of payments under drilling contracts relating to those drilling rigs;

•	the timeliness of payments from customers under drilling contracts;

•	prevailing global and regional economic and political conditions;

•	time spent mobilizing drilling rigs to the customer location;

•	changes in local income tax rates;

•	currency exchange rate fluctuations and currency controls; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of its business.

The actual amount of cash OPCO has available for distribution also depends on other factors, such as:

•

the level of capital and operating expenditures it makes, including for maintaining and replacing drilling rigs or modifying existing drilling rigs to meet customer requirements and complying with regulations or to upgrade technology on OPCO’s drilling rigs;

•	its debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in its debt instruments;

•	fluctuations in its working capital needs;

•	number of days of rig downtime or less than full utilization, which would result in a reduction of revenues under a drilling contract;

•	whether we or OPCO exercise the option to purchase the T-15 or the T-16, the West Mira or the West Leo, from Seadrill;

•	whether we or OPCO exercise any options to purchase drilling rigs in the future that are required to be offered to us by Seadrill pursuant to the terms of the Omnibus Agreement or otherwise;

•	the ability to make working capital borrowings and availability under the sponsor credit facility; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors.

OPCO’s operating agreements provide that it will distribute its available cash to its owners on a quarterly basis. OPCO’s available cash includes cash on hand less any reserves that may be appropriate for operating its business. The amount of OPCO’s quarterly distributions, including the amount of cash reserves not distributed, is determined by our board of directors.

The amount of cash OPCO generates from operations may differ materially from its profit or loss for the period, which is affected by non-cash items. As a result of this and the other factors mentioned above, OPCO may make cash distributions during periods when it records losses and may not make cash distributions during periods when it records net income.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units and subordinated units.

The source of our earnings and cash flow consists exclusively of cash distributions from OPCO. Therefore, the amount of cash distributions we are able to make to our unitholders currently fluctuates, based on the level of distributions made by OPCO to its owners, including us, and, in the future, will fluctuate based on the level of cash distributions made by OPCO and any other subsidiaries through which we later conduct operations. OPCO or any such operating subsidiaries may make quarterly distributions at levels that will not permit us to make distributions to our common unitholders at the minimum quarterly distribution level or to increase our quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our unitholders if OPCO increases or decreases distributions to us, the timing and amount of any such increased or decreased distributions will not necessarily be comparable to the timing and amount of the increase or decrease in distributions made by OPCO to us.

Our ability to distribute to our unitholders any cash we may receive from OPCO or any future operating subsidiaries is or may be limited by a number of factors, including, among others:

•	interest expense and principal payments on any indebtedness we incur;

•	restrictions on distributions contained in any of our current or future debt agreements;

•	fees and expenses of us, the Seadrill Member, its affiliates or third parties we are required to reimburse or pay, including expenses we incur as a result of being a public company; and

•	reserves our board of directors believes are prudent for us to maintain for the proper conduct of our business or to provide for future distributions.

Many of these factors will reduce the amount of cash we may otherwise have available for distribution. We may not be able to pay distributions, and any distributions we make may not be at or above our minimum quarterly distribution. The actual amount of cash that is available for distribution to our unitholders depends on several factors, many of which are beyond our control.

Our ability to grow may be adversely affected by our cash distribution policy. OPCO’s ability to meet its financial needs and grow may be adversely affected by its cash distribution policy.

Our cash distribution policy, which is consistent with our operating agreement, requires us to distribute all of our available cash each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

In addition, OPCO’s cash distribution policy requires it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution by OPCO, our board of directors will approve the amount of cash reserves to set aside for us and OPCO, including reserves for anticipated maintenance and replacement capital expenditures, working capital and other matters. OPCO will also rely upon external financing sources, including commercial borrowings, to fund its capital expenditures. Accordingly, to the extent OPCO does not have sufficient cash reserves or is unable to obtain financing, its cash distribution policy may significantly impair its ability to meet its financial needs or to grow.

OPCO must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

OPCO must make substantial capital and operating expenditures to maintain and replace, over the long-term, the operating capacity, of its fleet. Maintenance and replacement capital expenditures include capital expenditures for maintenance (including special classification surveys) and capital expenditures associated with modifying an existing drilling rig, including to upgrade its technology, acquiring a new drilling rig or otherwise replacing current drilling rigs at the end of their useful lives to the extent these expenditures are incurred to maintain or replace the operating capacity of OPCO’s fleet. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	fleet size;

•	the cost of replacement drilling rigs;

•	the cost of replacement parts for existing drilling rigs;

•	the geographic location of the drilling rigs;

•	length of drilling contracts;

•	governmental regulations and maritime self-regulatory organization and technical standards relating to safety, security or the environment; and

•	industry standards.

Our operating agreement requires our board of directors to deduct estimated maintenance and replacement capital expenditures, instead of actual maintenance and replacement capital expenditures, from operating surplus each quarter in an effort to reduce fluctuations in operating surplus as a result of variations in actual maintenance and replacement capital expenditures each quarter. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our conflicts committee at least once a year. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted from operating surplus. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures exceed our previous estimates.

If capital expenditures are financed through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase or our unitholders could be diluted.

Use of cash from operations to expand or maintain OPCO’s fleet will reduce cash available for OPCO to distribute to us and us to distribute to our unitholders. Our ability and that of OPCO to obtain bank financing or our ability to access debt and equity capital markets may be limited by our financial condition or that of OPCO, respectively, at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the offshore drilling industry and contingencies and uncertainties that are beyond our control. Failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we are successful in obtaining necessary funds, the terms of any debt financings could limit OPCO’s ability to pay distributions to us and our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to pay the minimum quarterly distribution to unitholders, both of which could have a material adverse effect on our ability to make cash distributions.

OPCO’s debt levels may limit its or our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to unitholders.

As of December 31, 2012, our consolidated debt (including indebtedness outstanding under OPCO’s financing agreements) was approximately $1,192 million. We have the ability to incur additional debt. Please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

OPCO’s level of debt could have important consequences to it and us, including the following:

•

the ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be limited or such financing may not be available on favorable terms;

•

we and OPCO will need a substantial portion of our cash flow to make principal (including amortization payments as required by OPCO’s financing agreements) and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	such debt may make us each more vulnerable to competitive pressures or a downturn in our business or the economy generally than our competitors with less debt; and

•	such debt may limit our and OPCO’s flexibility in responding to changing business and economic conditions.

Our ability to service our consolidated debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our consolidated current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our consolidated debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Furthermore, OPCO’s financing agreements contain cross-default clauses which are linked to other indebtedness of Seadrill. In the event of a default by Seadrill under one of its other credit facilities, we could be adversely affected by the cross-default clauses, even if Seadrill cures any such default.

Financing agreements containing operating and financial restrictions and other covenants may restrict OPCO’s and our business and financing activities.

The operating and financial restrictions and covenants in the financing agreements of Seadrill, OPCO or us and any future financing agreements of Seadrill, OPCO or us, could adversely affect our ability and that of OPCO, respectively, to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, subject to certain exceptions, the financing agreements may restrict our ability or that of OPCO to:

•	enter into other financing agreements;

•	incur additional indebtedness;

•	create or permit liens on our respective assets;

•	sell its drilling rigs or the capital stock of our respective subsidiaries;

•	change the nature of our business;

•	make investments;

•	pay distributions to our unitholders or to us, respectively;

•	change the management and/or ownership of the drilling rigs;

•	make capital expenditures; and

•	compete effectively to the extent our competitors are subject to less onerous restrictions.

For more information, please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

OPCO’s ability to comply with the restrictions and covenants, including financial ratios and tests, contained in any financing agreements of Seadrill, OPCO or us is dependent on future performance and may be affected by events beyond its control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, OPCO’s ability to comply with these covenants may be impaired. If OPCO is unable to comply with the restrictions and covenants in the agreements governing its indebtedness or in current or future debt financing agreements, there could be a default under the terms of those agreements. Seadrill’s obligations under such facilities could exceed the indebtedness of OPCO and its subsidiaries under such agreements. If a default occurs under these agreements, lenders could terminate their commitments to lend and/or accelerate the outstanding loans and declare all amounts borrowed due and payable. OPCO has pledged its drilling rigs as security for Seadrill’s obligations under such agreements. If Seadrill’s lenders were to foreclose on OPCO’s drilling rigs in the event of a default, this may adversely affect OPCO’s and our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. In addition, all of OPCO’s loan agreements contain cross-default provisions, meaning that if OPCO is in default under one of its loan agreements, amounts outstanding under its other loan agreements may also be accelerated and become due and payable. If any of these events occur, we cannot guarantee that OPCO’s assets will be sufficient to repay in full all of its outstanding indebtedness, and OPCO may be unable to find alternative financing. Even if OPCO could obtain alternative financing, that financing might not be on terms that are favorable or acceptable. Any of these events would adversely affect our ability to make distributions to our unitholders and cause a decline in the market price of our common units. Please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Restrictions in OPCO’s debt agreements may prevent it or us from paying distributions.

The payment of principal and interest on OPCO’s debt will reduce cash available for distribution to us and to our unitholders. In addition, OPCO’s current financing agreements contain provisions that, upon the occurrence of certain events, permit lenders to terminate their commitments and/or accelerate the outstanding loans and declare all amounts due and payable, which may prevent us from paying distributions to our unitholders. These events include, among others:

•	a failure to pay any principal, interest, fees, expenses or other amounts when due;

•	a violation of covenants requiring us to maintain certain levels of insurance coverage, minimum liquidity levels, minimum interest coverage ratios and minimum current ratios;

•	a default under any other provision of the financing agreement, as well as a default under any provision of related security documents;

•	a material breach of any representation or warranty contained in the applicable financing agreement;

•	a default under other indebtedness;

•	a failure to comply with a final legal judgment from a court of competent jurisdiction;

•	a bankruptcy or insolvency event;

•	a suspension or cessation of our business;

•

the destruction or abandonment of our assets, or the seizure or appropriation thereof by any governmental, regulatory or other authority if the lenders determine such occurrence could have a material adverse effect on our business or our ability to satisfy our obligations under or otherwise comply with the applicable financing agreement;

•	the invalidity, unlawfulness or repudiation of any financing agreement or related security document;

•	an enforcement of any liens or other encumbrances covering our assets; and

•

the occurrence of certain other events that the lenders believe is likely to have a material adverse effect on our business or our ability to satisfy our obligations under or otherwise comply with the applicable financing agreement.

OPCO is party to a $300 million revolving credit facility with Seadrill, as the lender, which we refer to as the sponsor credit facility. The sponsor credit facility contains customary covenants and provisions relating to events of default. Furthermore, we expect that OPCO’s future financing agreements will contain similar provisions. For more information regarding these financing agreements, please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities.”

Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under OPCO’s existing financing agreements, which would have a material adverse effect on us.

OPCO’s existing financing agreements contain cross-default provisions that may be triggered if Seadrill defaults under the terms of its existing or future financing agreements. In turn, Seadrill’s existing financing arrangements contain cross-default provisions that may be triggered if its key subsidiaries, including North Atlantic Drilling Limited, default under the terms of their existing or future financing arrangements. In the event of a default by Seadrill under one of its financing agreements, the lenders under OPCO’s existing financing agreements could determine that OPCO is in default under its financing agreements. This could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including OPCO’s drilling rigs, even if Seadrill were to subsequently cure its default. In the event of such acceleration and foreclosure, OPCO might not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on our business, results of operations and financial condition and would significantly reduce our ability, or make us unable, to make distributions to our unitholders for so long as such default is continuing.

The failure to consummate or integrate acquisitions in a timely and cost-effective manner could have an adverse effect on our financial condition and results of operations.

Acquisitions that expand our drilling operations are an important component of our business strategy. For example, we have an option to purchase the T-15 and the T-16 from Seadrill if we are able to reach an agreement with Seadrill regarding their purchase price. Under our omnibus agreement with Seadrill, we and OPCO will have the right to purchase the T-15 and the T-16 from Seadrill at any time within 24 months after their respective acceptance by the customer under the applicable drilling contract. We are not obligated to purchase either of these drilling rigs at the applicable determined price, and, accordingly, we may not complete the purchase of either of such drilling rigs.

We believe that other acquisition opportunities may arise from time to time, and any such acquisition could be significant. For instance, Seadrill is obligated to offer us the option to purchase the West Mira and the West Leo pursuant to the terms of the omnibus agreement as a result of the recently executed long term contracts related to those drilling rigs. Any acquisition could involve the payment by us of a substantial amount of cash, the incurrence of a substantial amount of debt or the issuance of a substantial amount of equity. Certain acquisition and investment opportunities may not result in the consummation of a transaction. In addition, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common units. Our future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets, the risk of failing to successfully and timely integrate the operations or management of any acquired businesses or assets and the risk of diverting management’s attention from existing operations or other priorities. We may also be subject to additional costs related to compliance with various international laws in connection with such acquisition. If we fail to consummate and integrate our acquisitions in a timely and cost-effective manner, our financial condition, results of operations and cash available for distribution could be adversely affected.

Our growth depends on the level of activity in the offshore oil and natural gas industry, which is significantly affected by, among other things, volatile oil and natural gas prices, and may be materially and adversely affected by a decline in the offshore oil and natural gas industry.

The offshore drilling industry is cyclical and volatile. Our growth strategy focuses on expansion in the offshore drilling sector, which depends on the level of activity in oil and natural gas exploration, development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect customers’ drilling programs. Oil and natural gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for drilling rigs.

Oil and natural gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

•	worldwide production and demand for oil and natural gas;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	expectations regarding future energy prices;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain levels and pricing;

•	the level of production in non-OPEC countries;

•	government regulations, including restrictions on offshore transportation of oil and natural gas;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	development and exploitation of alternative fuels;

•	the policies of various governments regarding exploration and development of their oil and natural gas reserves;

•	accidents, severe weather, natural disasters and other similar incidents relating to the oil and natural gas industry; and

•

the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and natural gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth. Sustained periods of low oil and natural gas prices typically result in reduced exploration and drilling because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling rigs, particularly older and less technologically-advanced drilling rigs, being idle for long periods of time. We cannot predict the future level of demand for drilling rigs or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies could reduce our revenues and materially harm our business, results of operations and cash available for distribution.

In addition to oil and natural gas prices, the offshore drilling industry is influenced by additional factors, including:

•	the availability of competing offshore drilling rigs;

•	the level of costs for associated offshore oilfield and construction services;

•	oil and natural gas transportation costs;

•	the level of rig operating costs including crew and maintenance;

•	the discovery of new oil and natural gas reserves; and

•	regulatory restrictions on offshore drilling.

Any of these factors could reduce demand for drilling rigs and adversely affect our business and results of operations.

We depend on certain subsidiaries of Seadrill, including Seadrill Management, to assist us and OPCO in operating and expanding our business.

Our ability and that of OPCO to enter into new drilling contracts and expand our customer and supplier relationships will depend largely on our ability to leverage our relationship with Seadrill and its reputation and relationships in the offshore drilling industry. If Seadrill suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing drilling contracts upon their expiration;

•	obtain new drilling contracts;

•	efficiently and productively carry out our drilling activities;

•	successfully interact with shipyards;

•	obtain financing and maintain insurance on commercially acceptable terms;

•	maintain access to capital under the sponsor credit facility; or

•	maintain satisfactory relationships with suppliers and other third parties.

Seadrill has entered into an agreement to sell substantially all of its tender rig fleet to Sapura Kencana Petroleum Bhd. This transaction closed April 30, 2013. The West Vencedor is excluded from this transaction; however, significant management and technical expertise is being transferred from Seadrill to Sapura Kencana Petroleum as a consequence of the transaction. We cannot know the degree to which the transfer of such expertise will impact the ability of Seadrill to provide services and technical support required to operate the West Vencedor. If the quality of services and technical support provided by Seadrill decreases, the operations of the West Vencedor could experience higher downtime and more operating incidents. Such developments could adversely impact our financial position, results of operations, cash flows, and ability to make distributions to our unitholders.

In addition, pursuant to the management and administrative services agreements, Seadrill Management provides us with significant management, administrative, financial and other support services and/or personnel. As of January 1, 2013, the management services function is being assumed by a new subsidiary incorporated in the United Kingdom, Seadrill Management Ltd.

In addition, subsidiaries of Seadrill provide advisory, technical and administrative services to OPCO’s fleet pursuant to advisory, technical and administrative services agreements. Our and OPCO’s operational success and ability to execute our growth strategy depends significantly upon the satisfactory performance of these services. Our business will be harmed if Seadrill and its subsidiaries fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions.”

OPCO’s drilling contracts may not permit OPCO to fully recoup its costs in the event of a rise in expenses.

OPCO’s drilling contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from these term contracts, all of OPCO’s drilling contracts include escalation provisions. These provisions allow OPCO to adjust the dayrates based on certain published indices. These indices are designed to recompense OPCO for certain cost increases, including wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable indices. Furthermore, certain indices are updated semi-annually, and therefore may be outdated at the time of adjustment. In addition, the adjustments are normally performed on a semi-annual or annual basis. For these reasons, the timing and amount received as a result of the adjustments may differ from the timing and amount of expenditures associated with actual cost increases, which could adversely affect OPCO’s and our cash flow and ability to make cash distributions.

An increase in operating and maintenance costs could materially and adversely affect our financial performance.

Our operating expenses and maintenance costs depend on a variety of factors including crew costs, provisions, equipment, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire offshore drilling industry. During periods after which a rig becomes idle, we may decide to “warm stack” the rig, which means the rig is kept fully operational and ready for redeployment, and maintains most of its crew. As a result, our operating expenses during a warm stacking will not be substantially different than those we would incur if the rig remained active. We may also decide to “cold stack” the rig, which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is assigned to an active rig or dismissed. However, reductions in costs following the decision to cold stack a rig may not be immediate, as a portion of the crew may be required to prepare the rig for such storage. Moreover, as our rigs are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in supply of offshore drilling rigs and demand for contract drilling services, which in turn, affect dayrates, and the economic utilization and performance of OPCO’s fleet of drilling rigs. However, operating costs are generally related to the number of drilling rigs in operation and the cost level in each country or region where such drilling rigs are located. In addition, equipment maintenance costs fluctuate depending upon the type of activity that the drilling rig is performing and the age and condition of the equipment. Escalation provisions contained in OPCO’s drilling contracts may not be adequate to substantially mitigate these increased operating and maintenance costs. In connection with new assignments, OPCO might incur expenses relating to preparation for operations under a new contract. The expenses may vary based on the scope and length of such required preparations and the duration of the contractual period over which such expenditures are amortized. In situations where OPCO’s drilling rigs incur idle time between assignments, the opportunity to reduce the size of its crews on those drilling rigs is limited as the crews will be engaged in preparing the drilling rig for its next contract. When a drilling rig faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare drilling rigs for stacking and maintenance in the stacking period. Should drilling rigs be idle for a longer period, OPCO may not be successful in redeploying crew members, who are not required to maintain the drilling rigs, and therefore may not be successful in reducing our costs in such cases.

Any limitation in the availability or operation of OPCO’s four drilling rigs could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our unitholders.

OPCO’s fleet currently consists of two semi-submersible drilling rigs, one drillship and one tender rig. If any of OPCO’s drilling rigs are unable to generate revenues as a result of the expiration or termination of its drilling contracts or sustained periods of downtime, our results of operations and financial condition could be materially adversely affected.

Some of OPCO’s customers have the right to terminate their drilling contracts without cause upon the payment of an early termination fee. However, such payments may not fully compensate OPCO for the loss of the drilling contract. Under certain circumstances OPCO’s contracts may permit customers to terminate contracts early without the payment of any termination fees as a result of non-performance, total loss of the rigs, extended periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events beyond OPCO’s control. During periods of challenging market conditions, OPCO may be subject to an increased risk of its customers seeking to repudiate their contracts, including through claims of non-performance. OPCO’s customers’ ability to perform their obligations under their drilling contracts may also be negatively impacted by the prevailing uncertainty surrounding the development of the world economy and the credit markets. If a customer cancels its contract, and OPCO is unable to secure a new contract on a timely basis and on substantially similar terms, or if a contract is suspended for an extended period of time or if a contract is renegotiated on different terms, it could adversely affect our business, results of operations and financial condition and may reduce the amount of cash OPCO has available to distribute to us and that we have available for distribution to our unitholders. For more information regarding the termination provisions of OPCO’s drilling contracts, please read Item 4 “Information on the Company—Business Overview—Drilling Contracts.”

OPCO currently derives all its revenue from four customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.

OPCO currently derives all of its revenues and cash flow from four customers. For the year ended December 31, 2012, ExxonMobil accounted for 35%, Total accounted for 36%, Chevron accounted for 14% and BP accounted for 15% of OPCO’s total revenues, respectively. All of OPCO’s drilling contracts have fixed terms, but may be terminated early due to certain events or might nevertheless be lost in the event of unanticipated developments, such as the deterioration in the general business or financial condition of a customer, resulting in its inability meet its obligations under our contracts.

If any of OPCO’s drilling contracts are terminated, OPCO may be unable to re-deploy the drilling rig subject to such terminated contract on terms as favorable to it as its current drilling contracts. If OPCO is unable to re-deploy a drilling rig for which the drilling contract has been terminated, OPCO will not receive any revenues from that drilling rig, but it will be required to pay expenses necessary to maintain the drilling rig in proper operating condition. This may cause OPCO to receive decreased revenues and cash flows from having fewer drilling rigs operating in its fleet. The loss of any customers, drilling contracts or drilling rigs, or a decline in payments under any of OPCO’s drilling contracts, could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

In addition, our drilling contracts subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the offshore drilling industry, prevailing prices for oil and natural gas, the overall financial condition of the counterparty, the dayrates received for specific types of drilling rigs and the level of expenses necessary to maintain drilling activities. In addition, in depressed market conditions, our customers may no longer need a drilling rig that is currently under contract or may be able to obtain a comparable drilling rig at a lower dayrate. Should a counterparty fail to honor its obligations under an agreement with us, we could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and cash available for distribution.

OPCO may not be able to renew or obtain new and favorable contracts for drilling rigs whose contracts are expiring or are terminated, which could adversely affect its revenues and profitability.

OPCO’s ability to renew expiring contracts or obtain new contracts will depend on the prevailing market conditions at the time. If OPCO is not able to obtain new contracts in direct continuation with existing contracts, or if new contracts are entered into at dayrates substantially below the existing dayrates or on terms otherwise less favorable compared to existing contract terms, its revenues and profitability could be adversely affected.

The offshore drilling markets in which we compete experience fluctuations in the demand for drilling services, as measured by the level of exploration and development expenditures and supply of capable drilling equipment. The existing drilling contracts for our drilling rigs currently employed are scheduled to expire from March 2015 through April 2019. We cannot guarantee that we will be able to obtain contracts for our drilling rigs currently employed upon the expiration or termination of their current contracts or that there will not be a gap in employment of the rigs between current contracts and subsequent contracts. In particular, if oil and natural gas prices are low, or it is expected that such prices will decrease in the future, at a time when we are seeking to arrange contracts for our drilling rigs, we may not be able to obtain drilling contracts at attractive dayrates or at all.

If the dayrates which we receive for the reemployment of our current drilling rigs are less favorable, we will recognize less revenue from their operations. Our ability to meet our cash flow obligations will depend on our ability to consistently secure drilling contracts for our drilling rigs at sufficiently high dayrates. We cannot predict the future level of demand for our services or future conditions in the oil and gas industry. If oil and gas companies do not continue to increase exploration, development and production expenditures, we may have difficulty securing drilling contracts, or we may be forced to enter into contracts at unattractive dayrates, which would adversely affect our ability to make distributions to our unitholders.

Competition within the offshore drilling industry may adversely affect us.

The offshore drilling industry is highly competitive and fragmented and includes several large companies that compete in the markets OPCO serves, as well as smaller companies. Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, rig location, condition and integrity of equipment, its record of operating efficiency, including high operating uptime, technical specifications, safety performance record, crew experience, reputation, industry standing and customer relations. OPCO’s operations may be adversely affected if its current competitors or new market entrants introduce new drilling rigs with better features, performance, price or other characteristics in comparison to OPCO’s drilling rigs, or expand into service areas where OPCO operates. In addition, mergers among oil and natural gas exploration and production companies have reduced, and may from time to time further reduce, the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them. Competitive pressures or other factors may also result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our financial position, results of operations, cash flows and ability to make distributions to our unitholders.

An economic downturn could have a material adverse effect on our revenue, profitability and financial position.

We and OPCO depend on OPCO’s customers’ willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and natural gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and demand for energy, including oil and natural gas. The world economy is currently facing a number of challenges. As a result of the credit crisis in Europe, particularly in Cyprus, Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries after June 2013. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and natural gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash available for distribution. This includes uncertainty surrounding the sovereign debt and credit crises in certain European countries. In addition, turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries are adding to overall risk. An extended period of adverse development in the outlook for the world economy could reduce the overall demand for oil and natural gas and for our services. Such changes could adversely affect our financial condition, results of operations and ability to make distributions to our unitholders.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing unitholders or preclude us from issuing equity at all. We cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to expand our existing business, complete drilling rig acquisitions or otherwise take advantage of business opportunities as they arise.

Our current backlog of contract drilling revenue may not be ultimately realized.

As of December 31, 2012, our backlog of contract drilling revenues under firm commitments was approximately $2.76 billion. We may not be able to perform under these contracts due to events beyond our control, and our customers may seek to cancel or renegotiate our contracts for various reasons, including those described under “—Certain work stoppages or maintenance or repair work may cause OPCO’s customers to suspend or reduce payment of dayrates until operation of the respective rig is resumed, which may lead to termination or renegotiation of important agreements.” In addition, some of our customers could experience liquidity issues or could otherwise be unable or unwilling to perform under the contract, which could ultimately lead a customer to go into bankruptcy or to otherwise encourage a customer to seek to repudiate, cancel or renegotiate a contract. Our inability or the inability of our customers to perform under our or their contractual obligations could adversely affect our financial position, results of operations and cash available for distribution.

Failure to obtain or retain highly skilled personnel could adversely affect OPCO’s operations.

We believe that competition for skilled and other labor required for OPCO’s drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased. The number of rigs in operation is continuing to grow as new units ordered during the period from 2005 to 2008 are being delivered, and additional rigs ordered from September 2010 to date are expected to increase the future demand for offshore drilling crews. In some regions such as Angola and Nigeria, limited availability of qualified personnel, in combination with local regulations focusing on crew composition, is expected to further increase demand for qualified offshore drilling crews, which may increase costs. A continued expansion of the rig fleet, increased demand for drilling services in general, coupled with shortages of qualified personnel could further create and intensify upward pressure on wages and make it more difficult or costly for OPCO to staff and service its rigs, or do so on economically viable terms. Such developments could adversely affect our financial position, results of operations, cash flows and ability to make distributions to our unitholders. Furthermore, as a result of any increased competition for people and risk for higher turnover, OPCO may experience a reduction in the experience level of its personnel, which could lead to higher downtime and more operating incidents.

Certain work stoppages or maintenance or repair work may cause OPCO’s customers to suspend or reduce payment of dayrates until operation of the respective drilling rig is resumed, which may lead to termination or renegotiation of the drilling contract.

Compensation under OPCO’s drilling contracts is based on daily performance and/or availability of each drilling rig in accordance with the requirements specified in the applicable drilling contract agreement. For instance, when our drilling rigs are idle, but available for operation, OPCO’s customers are entitled to pay a waiting rate lower than the operational rate.

Several factors could cause an interruption of operations, including:

•	breakdowns of equipment and other unforeseen engineering problems;

•	work stoppages, including labor strikes;

•	shortages of material and skilled labor;

•	delays in repairs by suppliers;

•	surveys by government and maritime authorities;

•	periodic classification surveys;

•	severe weather, strong ocean currents or harsh operating conditions; and

•	force majeure events.

In addition, if OPCO’s drilling rigs are taken out of service for maintenance and repair for a period of time exceeding the scheduled maintenance periods set forth in its drilling contracts, we will not be entitled to payment of dayrates until the relevant rig is available for deployment. If the interruption of operations were to exceed a determined period due to an event of force majeure, OPCO’s customers have the right to pay a rate (the “force majeure rate”) that is significantly lower than the waiting rate for a period of time, and, thereafter, may terminate the drilling contracts related to the subject rig. For more details on OPCO’s drilling contracts, see Item 4 “Information on the Company—Business Overview—Drilling Contracts” and Item 5 “Operating and Financial Review and Prospects—Important Financial and Operational Terms and Concepts—Contracted Revenues and Dayrates.” Suspension of drilling contract payments, prolonged payment of reduced rates or termination of any drilling contract agreements as a result of an interruption of operations as described herein could materially adversely affect our financial condition, results of operations and ability to make distributions to our unitholders.

Labor costs and operating restrictions that apply to OPCO could increase as a result of collective bargaining negotiations and changes in labor laws and regulations.

A significant portion of OPCO’s employees are represented by collective bargaining agreements. The majority of these employees work in Nigeria and Angola. In addition, some of OPCO’s contracted labor works under collective bargaining agreements. As part of the legal obligations in some of these agreements, OPCO is required to contribute certain amounts to retirement funds and pension plans and is restricted in its ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial condition, results of operations and ability to pay distributions.

An inability to obtain visas and work permits for drilling rig personnel on a timely basis could hurt its operations and have an adverse effect on our business.

OPCO’s ability to operate worldwide depends on obtaining the necessary visas and work permits for the personnel on its drilling rigs to travel in and out of, and to work in, the jurisdictions in which it operates. Governmental actions in some of the jurisdictions in which OPCO operates may make it difficult to move personnel in and out of these jurisdictions by delaying or withholding the approval of these visa and work permits. If visas and work permits cannot be obtained for the employees needed for operating OPCO’s rigs on a timely basis or for third-party technicians needed for maintenance or repairs, OPCO might not be able to perform its obligations under its drilling contracts, which could lead to periods of prolonged downtime or allow OPCO’s customers to cancel the contracts. Any such downtime or cancellation could adversely affect our financial condition, results of operations and ability to make distributions to our unitholders.

OPCO’s business and operations involve numerous operating hazards, and its insurance and indemnities from its customers may not be adequate to cover potential losses from its operations.

OPCO’s operations are subject to hazards inherent in the offshore drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, craterings, fires, explosions and pollution. Contract drilling requires the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. OPCO’s offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, piracy, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. OPCO customarily provides contract indemnity to its customers for claims that could be asserted by OPCO relating to damage to or loss of our equipment, including rigs, and claims that could be asserted by OPCO or its employees relating to personal injury or loss of life.

Damage to the environment could also result from OPCO’s operations, particularly through spillage of hydrocarbons, fuel, lubricants or other chemicals and substances used in drilling operations, or extensive uncontrolled fires. OPCO may also be subject to property damage, environmental indemnity and other claims by oil and natural gas companies. OPCO’s insurance policies and drilling contracts contain rights to indemnity that may not adequately cover its losses, and OPCO does not have insurance coverage or rights to indemnity for all risks. There are certain risks, including risks associated with the loss of control of a well (such as blowout, cratering, the cost to regain control of or re-drill the well and remediation of associated pollution), against which OPCO’s customers may be unable or unwilling to indemnify OPCO against such risks. In addition, a court may decide that certain indemnities in OPCO’s current or future contracts are not enforceable. For example, in 2012, a U.S. District Court in the Eastern District of Louisiana invalidated certain contractual indemnities for punitive damages and for civil penalties under the US Clean Water Act under a drilling contract governed by U.S. maritime law as a matter of public policy. For example, in 2011, a U.S. District Court in the Southern District of Texas invalidated certain contractual indemnities for gross negligence in a drilling master services agreement governed by U.S. maritime law as a matter of public policy. OPCO maintains insurance coverage for property damage, occupational injury and illness, and general and marine third-party liabilities (except as described below with respect to drilling rigs and equipment in the U.S. Gulf of Mexico, or the U.S. GOM). However, pollution and environmental risks generally are not totally insurable.

OPCO’s insurance provides for deductibles for damage to its offshore drilling equipment and third-party liabilities. With respect to hull and machinery, OPCO’s insurance provides for a deductible per occurrence of $5 million for all of its fleet. However, in the event of a total loss or a constructive total loss of a drilling rig, such loss is fully covered by its insurance with no deductible. For general and marine third-party liabilities OPCO’s insurance provides for up to a $500,000 deductible per occurrence on personal injury liability for crew claims as well as non-crew claims and per occurrence on third-party property damage.

If a significant accident or other event occurs that is not fully covered by OPCO’s insurance or an enforceable or recoverable indemnity from a customer, the occurrence could adversely affect our financial position, results of operations or cash available for distribution. The amount of OPCO’s insurance may also be less than the related impact on enterprise value after a loss. OPCO’s insurance coverage will not in all situations provide sufficient funds to protect it from all liabilities that could result from its drilling operations. OPCO’s coverage includes annual aggregate policy limits. As a result, OPCO retains the risk for any losses in excess of these limits. Any such lack of reimbursement may cause OPCO to incur substantial costs. In addition, OPCO could decide to retain more risk in the future. This results in a higher risk of losses, which could be material, that are not covered by third-party insurance contracts. Specifically, OPCO has elected to not insure for physical damage to rigs and equipment caused by named windstorms in the U.S. GOM due to the substantial costs associated with such coverage. If such windstorms cause significant damage to any rig and equipment OPCO has in the U.S. GOM, it could have a material adverse effect on our financial position, results of operations or cash flows. Moreover, no assurance can be made that we will be able to maintain adequate insurance in the future at rates that we consider reasonable, or obtain insurance against certain risks.

An over-supply of drilling rigs may lead to a reduction in dayrates and therefore may materially impact OPCO’s profitability.

During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling rigs by ordering construction of new drilling rigs. Historically, this has resulted in an over-supply of drilling rigs and has caused a subsequent decline in utilization and dayrates when the drilling rigs have entered the market, sometimes for extended periods of time until the new units have been absorbed into the active fleet. As of December 31, 2012, the worldwide fleet of tender rigs, semi-submersible rigs and drillships consisted of 331 units, comprised of 33 tender rigs, 214 semi-submersible rigs and 84 drillships. In addition, as of December 31, 2012, there were 12 tender rigs, 20 semi-submersible rigs and 75 drillships were under construction or on order, which would bring the total fleet to 438 units. A relatively large number of the drilling rigs currently under construction have not been contracted for future work, which may intensify price competition as scheduled delivery dates occur and lead to a reduction in dayrates as the active fleet grows. Any further increase in construction of new units may increase the negative impact on dayrates and utilization. In addition, drilling rigs may be relocated to markets in which we operate, which could exacerbate excess drilling rig supply and lower dayrates in those markets. If a large number of drilling rigs become available around the time of expiration of our drilling contracts, it could depress the dayrate we are able to obtain under a renewed or new contract with respect to our drilling rigs.

Lower utilization and dayrates could adversely affect OPCO’s revenues and profitability, which could affect OPCO’s ability to make distributions to us and us to our unitholders. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on OPCO’s drilling rigs if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling rigs may not be recoverable.

The market value of OPCO’s current drilling rigs and those we or OPCO acquire in the future may decrease, which could cause us to incur losses if we decide to sell them following a decline in their market values.

If the offshore drilling industry suffers adverse developments in the future, the fair market value of OPCO’s drilling rigs may decline. The fair market value of the drilling rigs that OPCO currently owns, or that we or OPCO may acquire in the future, may increase or decrease depending on a number of factors, including:

•	general economic and market conditions affecting the offshore drilling industry, including competition from other offshore contract drilling companies;

•	types, sizes and ages of drilling rigs;

•	supply and demand for drilling rigs;

•	costs of new buildings;

•	prevailing level of drilling services contract dayrates;

•	governmental or other regulations; and

•	technological advances.

If we or OPCO sell any drilling rig at a time when prices for drilling rigs have fallen, such a sale may result in a loss. Such a loss could materially and adversely affect our business prospects, financial condition, liquidity, results of operations and ability of OPCO to pay distributions to us and us to our unitholders.

Consolidation and governmental regulation of suppliers may increase the cost of obtaining supplies or restrict OPCO’s ability to obtain needed supplies, which may have a material adverse effect on our results of operations and financial condition.

OPCO relies on certain third parties to provide supplies and services necessary for its offshore drilling operations, including but not limited to drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, such as blow-out preventers, OPCO is dependent upon the original equipment manufacturer for repair and replacement of the item or its spare parts. For instance, several drilling companies, including Seadrill, experienced significant interruption of operations in early 2013 as a result of a defective batch of connector bolts procured by a supplier of BOP equipment, and the only source of approved replacement bolts was that same supplier. Such consolidation, combined with a high volume of drilling rigs under construction, may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on OPCO’s results of operations and result in rig downtime, and delays in the repair and maintenance of its drilling rigs. Furthermore, most of OPCO’s suppliers are U.S. companies, which means that in the event a U.S. supplier was debarred or otherwise restricted by the U.S. government from delivering its product, OPCO’s ability to supply and service its operations could be materially impacted. For example, recently, four international freight forwarding companies, including our principal freight forwarder, CEVA, were debarred for a short period of time by the U.S. government. Because CEVA’s debarment was for a short period of time, our operations were not materially impaired. In addition, through regulation and permitting, certain foreign governments effectively restrict the number of suppliers and technicians available to supply and service our operations in those jurisdictions, which could materially impact our operations. Please see “—Local content policies may impair OPCO’s ability to compete in local jurisdictions, and changes in these policies may adversely affect our financial conditions and results of operations.”

OPCO’s international operations involve additional risks, which could adversely affect our business.

As a result of OPCO’s international operations, we may be exposed to political and other uncertainties, including risks of:

•	terrorist acts, armed hostilities, war and civil disturbances;

•

acts of piracy, which have historically affected ocean-going drilling rigs trading in regions of the world such as the South China Sea, the Gulf of Aden off the coast of Somalia, where piracy has increased significantly in frequency since 2008, and off the west coast of Africa;

•	significant governmental influence over many aspects of local economies;

•	seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, imposition of trade barriers;

•	U.S. and foreign sanctions or trade embargoes;

•	regulatory or financial requirements to comply with foreign bureaucratic actions;

•	changing taxation policies, including confiscatory taxation;

•	other forms of government regulation and economic conditions that are beyond our control; and

•	governmental corruption.

In addition, international contract drilling operations are subject to various laws and regulations of the countries in which OPCO operates, including laws and regulations relating to:

•	the equipping and operation of drilling rigs;

•	exchange rates or exchange controls;

•	oil and natural gas exploration and development;

•	taxation of offshore earnings and the earnings of expatriate personnel; and

•	use and compensation of local employees and suppliers by foreign contractors.

It is difficult to predict what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect our ability to compete. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject us to criminal sanctions or civil remedies, including fines, denial of export privileges, injunctions or seizures of assets.

If OPCO’s business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action and our reputation and the market for our common units could be adversely affected.

U.S. sanctions have been tightened in recent years to target the activities of non-U.S. companies, such as us. In particular, sanctions against Iran have been significantly expanded. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as us, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. On August 10, 2012, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which places further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. Perhaps the most significant provision in the Iran Threat Reduction Act is that prohibitions in the existing Iran sanctions applicable to U.S. persons will now apply to any foreign entity owned or controlled by a U.S. person (essentially making the U.S. sanctions against Iran as expansive as U.S. sanctions against Cuba). These new sanctions were codified within the Iranian Transactions Regulations on or about December 26, 2012. However, we do not believe this provision is applicable to us, as we are primarily owned and controlled by non-U.S. persons. The other major provision in the Iran Threat Reduction Act is that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. The disclosure must describe the nature and extent of the activity in detail and the SEC will publish the disclosure on its website. The President must then initiate an investigation and determine whether sanctions on the issuer or its affiliate will be imposed. Such negative publicity and the possibility that sanctions could be imposed would present a risk for any issuer that is knowingly engaged in sanctioned conduct or that has an affiliate that is knowingly engaged in such conduct. At this time, we are not aware of any violative activity, conducted by ourselves or by any affiliate of Seadrill, that is likely to trigger an SEC disclosure requirement. Sanctions affecting non-U.S. companies like us were expanded yet again under the 2013 National Defense Authorization Act, with the passage of the Iran Freedom and Counter-Proliferation Act, and we believe that these sanctions will continue to become more restrictive for the foreseeable future. In addition to the sanctions against Iran, U.S. law continues to restrict U.S. owned or controlled entities from doing business with Cuba and various U.S. sanctions have certain other extraterritorial effects that need to be considered by non-U.S. companies. Moreover, any U.S. persons who serve as officers, directors or employees of OPCO would be fully subject to U.S. sanctions. It should also be noted that other governments are more frequently implementing versions of U.S. sanctions. OPCO does not currently have any drilling contracts or plans to initiate any drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. However, from time to time, OPCO may enter into drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism in cases where entering into such contracts would not violate U.S. law or may enter into drilling contracts involving operations in countries or with government-controlled entities that may become subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. However, this could negatively affect our ability to obtain investors. In some cases, U.S. investors would be prohibited from investing in an arrangement in which the proceeds could directly or indirectly be transferred to a sanctioned entity. Moreover, even in cases where the investment would not violate U.S. law, potential investors could view such drilling contracts negatively, which could adversely affect our reputation and the market for our common units. As stated above, we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Additionally, some investors may decide to divest their interest, or not to invest, in our common units simply because we may do business with companies that do business in sanctioned countries. Moreover, OPCO’s drilling contracts may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us, OPCO or its drilling rigs, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Local content policies may impair OPCO’s ability to compete in local jurisdictions, and changes in these policies may adversely affect our financial conditions and results of operations.

Certain foreign governments, such as those of Nigeria and Angola, favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling rigs owned by their own citizens, (ii) the use of a local agent or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. For example, the local content policy in Angola requires our customers to develop and implement a plan to increase local Angolan content, including specific goals. In addition, Nigerian laws require one of our subsidiaries to enter into a joint venture with Nigerian investors to own the West Capella. These regulations may adversely affect OPCO’s ability to compete in these contract drilling markets. Further, local content policies may be subject to significant and unpredictable changes, which may lead to greater uncertainty in operational planning in those jurisdictions.

If our drilling rigs fail to maintain their class certification or fail any required survey, that drilling rig would be unable to operate, thereby reducing our revenues and profitability.

Every offshore drilling rig is a registered marine vessel and must be “classed” by a classification society. The classification society certifies that the drilling rig is “in-class,” signifying that such drilling rig has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling rig’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The West Aquarius is certified as being “in class” by Det Norske Veritas. Each of the West Capella, the West Capricorn and the West Vencedor is certified as being “in class” by American Bureau of Shipping. If any drilling rig does not maintain its class and/or fails any annual survey or special survey, the drilling rig will be unable to carry on operations and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our credit facilities. Any such inability to carry on operations or be employed, could have a material adverse impact on our financial condition, results of operations, and ability to make distributions to our unitholders. The West Capella, the West Aquarius, the West Capricorn, and the West Vencedor are scheduled to undergo five-year special surveys in 2013, 2014, 2015, and 2016 respectively.

Fluctuations in exchange rates or exchange controls could result in losses to us.

As a result of OPCO’s international operations, we are exposed to fluctuations in foreign exchange rates due to revenues being received and operating expenses paid in currencies other than U.S. Dollars. Accordingly, we may experience currency exchange losses if we have not fully hedged our exposure to a foreign currency, or if revenues are received in currencies that are not readily convertible. We may also be unable to collect revenues because of a shortage of convertible currency available to the country of operation, controls over the repatriation of income or capital or controls over currency exchange.

OPCO and the majority of its subsidiaries use the U.S. Dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. Dollars. Accordingly, our reporting currency is also U.S. Dollars. We do, however, earn revenue and incur expenses in other currencies and there is a risk that currency fluctuations could have an adverse effect on our statements of operations and cash flows.

We are exposed with respect to the West Vencedor, which receives approximately 27% of its dayrate in Euros. In addition, we receive 10% of the West Capella’s revenues in Nigerian Naira. Although we are currently offsetting our Naira revenues with our operating costs denominated in Nigerian Naira, if, in the future, we are required to receive a greater portion of our revenues in Nigerian Naira, we may be unable to offset such revenue with operating expenses owed in Nigerian Naira and, as a result, may incur substantial foreign exchange losses. We do not use foreign currency forward contracts to hedge against this risk.

The Nigerian Naira exchange rate is set by the Nigerian Central Bank, and such rate may not reflect the rates we are able to achieve in the market. Exchanges at market rates may result in substantial foreign exchange losses. In addition, the government of Angola has discussed requiring a certain portion of payments for our drilling contract for the West Vencedor to be made into a local Angolan bank account. If this requirement is enforced, we may be unable to remove such cash from Angola, and if we are able to remove such cash, we may incur substantial foreign exchange losses.

A change in tax laws in any country in which we operate could result in higher tax expense.

We conduct our operations through various subsidiaries. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate (including the United States, Canada, Nigeria and Angola). Our income tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings.

We file periodic tax returns that are subject to review and audit by various revenue agencies in the jurisdictions in which we operate. Taxing authorities may challenge any of our tax positions, at which time we will contest such assessments where we believe the assessments are in error. Determinations by such authorities that differ materially from our recorded estimates, favorably or unfavorably, may have a material impact on our results of operations, financial position or cash available for distribution.

We may be unable to obtain, maintain, and/or renew permits necessary for our operations or experience delays in obtaining such permits, which could have a material effect on our operations.

The operation of OPCO’s drilling rigs are subject to certain governmental approvals and permits. The permitting rules in most jurisdictions, and the interpretations of those rules, are complex, subject to change, including their interpretations by regulators, all of which may make compliance more difficult or impractical, and may increase the length of time it takes to receive regulatory approval for offshore drilling operations. In many jurisdictions, substantive requirements under environmental laws are implemented through permits and permit renewals. If we fail to timely secure the necessary approvals or permits, OPCO’s customers may have the right to terminate or seek to renegotiate their drilling contracts to OPCO’s detriment. In the future, the amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas or increasing the time needed to obtain necessary environmental permits, could have a material adverse effect on our business, operating results or financial condition.

We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

OPCO’s operations are subject to numerous environmental laws and regulations in the form of international conventions and treaties, and national, state and local laws and regulations (including those of the United States, Canada, Nigeria, and Angola) in force in the jurisdictions in which its drilling rigs operate or are registered, which can significantly affect the operation of its drilling rigs. The offshore drilling industry is dependent on demand for services from the oil and natural gas exploration and production industry, and, accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, may curtail exploration and development drilling for oil and gas. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lifetime of OPCO’s drilling rigs. OPCO may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of its ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of OPCO’s operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject OPCO to liability without regard to whether it was negligent or at fault. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages.

OPCO’s drilling rigs could cause the release of oil or hazardous substances, especially as its drilling rigs age. Any releases may be large in quantity, above our permitted limits or occur in protected or sensitive areas where public interest groups or governmental authorities have special interests. Any releases of oil or hazardous substances could result in fines and other costs to OPCO, such as costs to upgrade its drilling rigs, clean up the releases, and comply with more stringent requirements in its discharge permits. Moreover, these releases may result in OPCO’s customers or governmental authorities suspending or terminating its operations in the affected area, which could have a material adverse effect on our business, results of operation and financial condition.

If we are able to obtain from our customers some degree of contractual indemnification against pollution and environmental damages, the indemnification may not be applicable in all instances or the customer may not be financially able to comply with its indemnity obligations. In the future, OPCO may not be able to obtain contractual indemnification against pollution and environmental damages.

In addition, we are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Our insurance coverage may not be available in the future, or we may not obtain certain insurance coverage. Even if insurance is available and we have obtained the coverage, the insurance coverage may not be adequate to satisfy our liabilities or its insurance underwriters may be unable to pay compensation if a significant claim should occur. Any of these scenarios could have a material adverse effect on our business, operating results and financial condition.

To the extent new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, in general, or the offshore drilling industry, in particular, our business or prospects could be materially adversely affected. Future earnings and cash available for distribution may be negatively affected by compliance with any such new legislation or regulations.

Climate change and regulation of greenhouse gases may have an adverse impact on our business.

Due to concern over the risk of climate change, a number of countries and the United Nations’ International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the IMO’s Maritime Environment Protection Committee, or MEPC, adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. In April 2013, the European Union Parliament rejected proposed changes to the European Union Emissions law regarding carbon trading. The European Union is still considering expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, including drilling units, and in January 2012, the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from drilling units, such regulation of drilling units is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation.

Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our assets, and might also require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program.

Additionally, adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business.

Please read Item 4 “Information on the Company—Business Overview—Regulation of Greenhouse Gas Emissions” below for a more detailed discussion.

The aftermath of the moratorium on offshore drilling in the U.S. Gulf of Mexico, and new regulations adopted as a result of the investigation into the Macondo well blowout, could negatively impact us.

In the near-term aftermath of the Macondo well blow out incident, the U.S. government on May 30, 2010 imposed a six-month moratorium on certain drilling activities in water deeper than 500 feet in the U.S. GOM and subsequently implemented Notices to Lessees 2010-N05 and 2010-N06, providing enhanced safety requirements applicable to all drilling activity in the U.S. GOM, including drilling activities in water shallower than 500 feet. On October 12, 2010, the U.S. government lifted the moratorium subject to compliance with the requirements set forth in Notices to Lessees 2010-N05 and 2010-N06. Additionally, all drilling in the U.S. GOM must comply with the Increased Safety Measures for Energy Development on the Outer Continental Shelf (Drilling Safety Rule), which took effect October 22, 2012, and the Workplace Safety Rule on Safety and Environmental Management Systems (SEMS), which was issued on October 15, 2010 and required SEMS programs to be in place on or before November 15, 2011. We continue to evaluate these new measures and others to ensure that OPCO’s rigs and equipment are in full compliance, where applicable. As new standards and procedures are being integrated into the existing framework of offshore regulatory programs, we anticipate that there may be increased costs associated with regulatory compliance and delays in obtaining permits for other operations such as recompletions, workovers and abandonment activities.

Additional requirements could be forthcoming based on further recommendations by regulatory agencies investigating the Macondo incident. We are not able to predict the likelihood, nature or extent of additional rulemaking or when the interim rules, or any future rules, could become final. The current and future regulatory environment in the U.S. GOM could impact the demand for drilling rigs in the U.S. GOM in terms of overall number of rigs in operation and the technical specification required for offshore rigs to operate in the U.S. GOM. It is possible that short-term potential migration of rigs from the U.S. GOM could adversely impact dayrates levels and fleet utilization in other regions. Additional governmental regulations concerning licensing, taxation, equipment specifications, training requirements or other matters could increase the costs of OPCO’s operations, and escalating costs borne by its customers, along with permitting delays, could reduce exploration and development activity in the U.S. GOM and, therefore, reduce demand for OPCO’s services. In addition, insurance costs across the industry have increased as a result of the Macondo incident and, in the future, certain insurance coverage is likely to become more costly, and may become less available or not available at all. We cannot predict if the U.S. government will issue new drilling permits in a timely manner, nor can we predict the potential impact of new regulations that may be forthcoming as the investigation into the Macondo well incident continues. Nor can we predict if implementation of additional regulations might subject OPCO to increased costs of operating and/or a reduction in the area of operation in the U.S. GOM. As such, our cash available for distribution and financial position could be adversely affected if our drilling rig operating in the U.S. GOM became subject to the risks mentioned above.

Hurricanes Ivan, Katrina, Rita, Gustav and Ike caused damage to a number of unaffiliated drilling rigs in the U.S. GOM. The Bureau of Ocean Energy Management, Regulation and Enforcement, or BOEMRE, formerly the Minerals Management Service of the U.S. Department of the Interior, effective October 1, 2011, reorganized into two new organizations, the Bureau of Ocean Energy Management, or BOEM, and the Bureau of Safety and Environmental Enforcement, or BSEE, and issued guidelines for tie-downs on drilling rigs and permanent equipment and facilities attached to outer continental shelf production platforms, and moored drilling rig fitness that apply through the 2013 hurricane season. These guidelines effectively impose new requirements on the offshore oil and natural gas industry in an attempt to increase the likelihood of survival of offshore drilling rigs during a hurricane. The guidelines also provide for enhanced information and data requirements from oil and natural gas companies that operate properties in the U.S. GOM region of the Outer Continental Shelf. BOEM and BSEE may issue similar guidelines for future hurricane seasons and may take other steps that could increase the cost of operations or reduce the area of operations for OPCO’s ultra-deepwater drilling rigs, thereby reducing their marketability. Implementation of new guidelines or regulations that may apply to ultra-deepwater drilling rigs may subject OPCO to increased costs and limit the operational capabilities of its drilling rigs, although such risks to the extent possible should rest with OPCO’s customers.

We cannot guarantee that the use of OPCO’s drilling rigs will not infringe the intellectual property rights of others.

The majority of the intellectual property rights relating to OPCO’s drilling rigs and related equipment are owned by its suppliers. In the event that one of OPCO’s suppliers becomes involved in a dispute over infringement of intellectual property rights relating to equipment owned by OPCO, it may lose access to repair services, replacement parts, or could be required to cease use of some equipment. In addition, OPCO’s competitors may assert claims for infringement of intellectual property rights related to certain equipment on its drilling rigs and OPCO may be required to stop using such equipment and/or pay damages and royalties for the use of such equipment. The consequences of technology disputes involving OPCO’s suppliers or competitors could adversely affect its financial results, operations and cash available for distribution. OPCO has provisions in some of its supply contracts which provide indemnity from the supplier against intellectual property lawsuits. However, we cannot be assured that these suppliers will be willing or financially able to honor their indemnity obligations, or guarantee that the indemnities will fully protect OPCO from the adverse consequences of such technology disputes. OPCO also has provisions in some of its customer contracts to require the customer to share some of these risks on a limited basis, but we cannot provide assurance that these provisions will fully protect OPCO from the adverse consequences of such technology disputes.

Failure to comply with the U.S. Foreign Corrupt Practices Act or the UK Bribery Act could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.

OPCO currently operates its drilling rigs in a number of countries throughout the world, including some with developing economies. Also, the existence of state or government-owned shipbuilding enterprises puts OPCO in contact with persons who may be considered “foreign officials” or “foreign public officials” under the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and the Bribery Act 2010 of the Parliament of the United Kingdom, or the UK Bribery Act, respectively. We are committed to doing business in accordance with all applicable anti-corruption laws and have adopted a code of business conduct and ethics, as well as recordkeeping and internal accounting controls, which are consistent and in full compliance with the FCPA and the UK Bribery Act. We are subject, however, to the risk that we, OPCO, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of OPCO’s operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations would be expensive and consume significant time and attention of our senior management.

In order to effectively compete in some foreign jurisdictions, we utilize local agents and/or establish joint ventures with local operators or strategic partners. For example, in Nigeria, we expect that Nigerian investors will be permitted to invest in a subsidiary of Seadrill Operating LP that is fully controlled and approximately 56% owned by Seadrill Operating LP, and will result in a Nigerian joint venture partner owning an effective 1% interest in the West Capella. Seadrill owns the remaining ownership interest in the joint venture. All of these activities involve interaction by our agents with non-U.S. government officials. Even though some of our agents and partners may not themselves be subject to the FCPA, the UK Bribery Act or other anti-bribery laws to which we may be subject, if our agents or partners make improper payments to non-U.S. government officials in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violation of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

Acts of terrorism, piracy and political and social unrest could affect us specifically or, more generally, the markets for drilling services, which may have a material adverse effect on our results of operations.

Acts of terrorism, piracy, and political and social unrest, brought about by world political events or otherwise, have caused instability in the world’s financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. OPCO’s drilling operations may be targeted by acts of terrorism, piracy, or acts of vandalism or sabotage carried out by environmental activist groups. In addition, acts of terrorism and political and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services and result in lower dayrates. OPCO’s insurance premiums could increase as a result of these events, and coverage may be unavailable in the future.

Any failure to comply with the complex laws and regulations governing international trade could adversely affect our operations.

The shipment of goods, services and technology across international borders subjects our business to extensive trade laws and regulations. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions, in particular, are targeted against countries (such as Cuba, Iran, Sudan and Syria, among others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities.

The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside our control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory trading obligations could also result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, and seizure of shipments and loss of import and export privileges.

Risks Inherent in an Investment in Us

Seadrill and its affiliates may compete with us.

Pursuant to our omnibus agreement, Seadrill and its controlled affiliates (other than us, the Seadrill Member and our subsidiaries) generally have agreed not to acquire, own, operate or contract for certain drilling rigs operating under drilling contracts of five or more years, unless Seadrill offers to sell such drilling rigs to us. The omnibus agreement, however, contains significant exceptions that may allow Seadrill or any of its controlled affiliates to compete with us, which could harm our business. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition.”

Unitholders have limited voting rights, and our operating agreement restricts the voting rights of the unitholders owning more than 5% of our common units.

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the members every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders are entitled to elect only four of the seven members of our board of directors. The elected directors will be elected on a staggered basis and will serve for three year terms. The Seadrill Member in its sole discretion appoints the remaining three directors and sets the terms for which those directors will serve. The operating agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect the Seadrill Member, and the Seadrill Member may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common and subordinated units, including any units owned by the Seadrill Member and its affiliates, voting together as a single class.

Our operating agreement further restricts unitholders’ voting rights by providing that if any person or group owns beneficially more than 5% of any class of units then outstanding, any such units owned by that person or group in excess of 5% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 5% will effectively be redistributed pro rata among the other common unitholders holding less than 5% of the voting power of all classes of units entitled to vote. The Seadrill Member, its affiliates and persons who acquired common units with the prior approval of our board of directors are not be subject to this 5% limitation except with respect to voting their common units in the election of the elected directors.

The Seadrill Member and its other affiliates own a controlling interest in us and have conflicts of interest and limited duties to us and our common unitholders, which may permit them to favor their own interests to the detriment of our unitholders.

As of December 31, 2012, Seadrill owned a 75.7% limited liability company interest in us, and owned and controlled the Seadrill Member. Certain of our officers and directors are directors and/or officers of Seadrill and its subsidiaries and, as such, they have fiduciary duties to Seadrill that may cause them to pursue business strategies that disproportionately benefit Seadrill or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Seadrill and its subsidiaries on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, Seadrill and its subsidiaries may favor their own interests over the interests of our unitholders. Please read “—Our operating agreement limits the duties the Seadrill Member and our directors and officers may have to our unitholders and restricts the remedies available to unitholders for actions taken by the Seadrill Member or our directors and officers.” These conflicts include, among others, the following situations:

•

neither our operating agreement nor any other agreement requires the Seadrill Member or Seadrill or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Seadrill’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Seadrill, which may be contrary to our interests;

•

our operating agreement provides that the Seadrill Member may make determinations to take or decline to take actions without regard to our or our unitholders’ interests. Specifically, the Seadrill Member may exercise its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, consent or withhold consent to any merger or consolidation of the company, appoint any directors or vote for the election of any director, vote or refrain from voting on amendments to our operating agreement that require a vote of the outstanding units, voluntarily withdraw from the company, transfer (to the extent permitted under our operating agreement) or refrain from transferring its units, the Seadrill Member interest or incentive distribution rights or vote upon the dissolution of the company;

•

the Seadrill Member and our directors and officers have limited their liabilities and any fiduciary duties they may have under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by the Seadrill Member and our directors and officers, all as set forth in the operating agreement;

•	the Seadrill Member is entitled to reimbursement of all costs incurred by it and its affiliates for our benefit;

•

our operating agreement does not restrict us from paying the Seadrill Member or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•	the Seadrill Member may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and

•	the Seadrill Member is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

Although a majority of our directors will, over time, be elected by common unitholders, the Seadrill Member will likely have substantial influence on decisions made by our board of directors. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions”

Although we control OPCO, we owe duties to OPCO and its other owner, Seadrill, which may conflict with the interests of us and our unitholders.

Conflicts of interest may arise as a result of the relationships between us and our unitholders, on the one hand, and OPCO, and its other owner, Seadrill, on the other hand. Seadrill owns a 70% limited partner interest in Seadrill Operating LP, a 49% limited liability company interest in Seadrill Capricorn Holdings LLC and a 100% limited liability company interest in the Seadrill Member. Our directors have duties to manage OPCO in a manner beneficial to us. At the same time, our directors have a duty to manage OPCO in a manner beneficial to OPCO’s owners, including Seadrill. Our board of directors may resolve any such conflict and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders.

For example, conflicts of interest may arise in the following situations:

•	the allocation of shared overhead expenses to OPCO and us;

•	the interpretation and enforcement of contractual obligations between us and our affiliates, on the one hand, and OPCO or its subsidiaries, on the other hand;

•	the determination and timing of the amount of cash to be distributed to OPCO’s owners and the amount of cash to be reserved for the future conduct of OPCO’s business;

•	the decision as to whether OPCO should make asset or business acquisitions or dispositions, and on what terms;

•	the determination of the amount and timing of OPCO’s capital expenditures;

•

the determination of whether OPCO should use cash on hand, borrow or issue equity to raise cash to finance maintenance or expansion capital projects, repay indebtedness, meet working capital needs or otherwise; and

•	any decision we make to engage in business activities independent of, or in competition with, OPCO.

Certain of our officers face conflicts in the allocation of their time to our business.

Certain of our officers are not required to work full-time on our affairs and also perform services for other companies, including Seadrill. For example, Rune Magnus Lundetræ, who is our Chief Financial Officer, also provides services in a similar capacity for Seadrill. In addition, Graham Robjohns, who is our Chief Executive Officer, also acts as the Chief Executive Officer of Golar LNG Partners LP. These other companies conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to other companies, which could have a material adverse effect on our business, results of operations and financial condition. Please read Item 6 “Directors, Senior Management and Employees—Directors and Senior Management—Executive Officers—Allocation of Executive Officers’ Time.”

Our operating agreement limits the duties the Seadrill Member and our directors and officers may have to our unitholders and restricts the remedies available to unitholders for actions taken by the Seadrill Member or our directors and officers.

Our operating agreement provides that our board of directors has the authority to oversee and direct our operations, management and policies on an exclusive basis. The Marshall Islands Limited Liability Company Act of 1996, or the Marshall Islands Act, states that a member or manager’s “duties and liabilities may be expanded or restricted by provisions in a limited liability company agreement.” As permitted by the Marshall Islands Act, our operating agreement contains provisions that reduce the standards to which the Seadrill Member and our directors and our officers may otherwise be held by Marshall Islands law. For example, our operating agreement:

•

provides that the Seadrill Member may make determinations or take or decline to take actions without regard to our or our unitholders’ interests. The Seadrill Member may consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by the Seadrill Member are made by its sole owner, Seadrill. Specifically, the Seadrill Member may decide to exercise its right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, call right, pre-emptive rights or registration rights, consent or withhold consent to any merger or consolidation of the company, appoint any directors or vote for the election of any director, vote or refrain from voting on amendments to our operating agreement that require a vote of the outstanding units, voluntarily withdraw from the company, transfer (to the extent permitted under our operating agreement) or refrain from transferring its units, the Seadrill Member interest or incentive distribution rights or vote upon the dissolution of the company;

•	provides that our directors and officers are entitled to make other decisions in “good faith,” meaning they believe that the decision is in our best interests;

•

generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•

provides that neither the Seadrill Member nor our officers or our directors will be liable for monetary damages to us, our members or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the Seadrill Member, our directors or officers or those other persons engaged in actual fraud or willful misconduct.

The standard of care applicable to an officer or director of Seadrill when that individual is acting in such capacity is, in a number of circumstances, stricter than the standard of care the same individual may have when acting as an officer or director of us. The fact that an officer or director of us may have a fiduciary duty to Seadrill does not, however, diminish the duty that such individual owes to us. Compliance by such officer or director of us with such individual’s duty to us should not result in a violation of such individual’s duties to Seadrill.

In order to become a member of our company, a common unitholder is required to agree to be bound by the provisions in the operating agreement, including the provisions discussed above.

Fees and cost reimbursements, which Seadrill Management and certain other subsidiaries of Seadrill determine for services provided to us, OPCO and its subsidiaries, will be substantial, will be payable regardless of our profitability and will reduce our cash available for distribution to our unitholders.

Pursuant to the advisory, technical and administrative service agreements, OPCO pays fees for services provided to OPCO and its subsidiaries by certain subsidiaries of Seadrill, and OPCO and its subsidiaries reimburse these entities for all expenses they incur on their behalf. These fees and expenses include all costs and expenses incurred in providing certain advisory, technical and administrative services to OPCO’s subsidiaries.

In addition, pursuant to the management and administrative services agreements, Seadrill Management and Seadrill UK Ltd. provide us with significant management, administrative, financial and other support services and/or personnel. We reimburse Seadrill Management and Seadrill UK Ltd. for the reasonable costs and expenses incurred in connection with the provision of these services. In addition, we pay Seadrill Management and Seadrill UK Ltd a management fee equal to 5% of the costs and expenses incurred in connection with providing services to us.

There is no cap on the amount of fees and cost reimbursements that OPCO and its subsidiaries may be required to pay such subsidiaries of Seadrill pursuant to the advisory, technical and administrative service agreements, or that we may be required to pay under the management and administrative services agreements. For a description of the advisory, technical and administrative service agreements and the management and administrative services agreements, please read Item 7 “Major Unitholder and Related Party Transactions—Related Party Transactions.” The fees and expenses payable pursuant to the advisory, technical and administrative service agreements and the management and administrative services agreements will be payable without regard to our financial condition or results of operations. The payment of fees to and the reimbursement of expenses of Seadrill Management, Seadrill UK Ltd. and certain other subsidiaries of Seadrill could adversely affect our ability to pay cash distributions our unitholders.

Our operating agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or the Seadrill Member, and even if public unitholders are dissatisfied, they will be unable to remove the Seadrill Member without Seadrill’s consent, unless Seadrill’s ownership interest in us is decreased; all of which could diminish the trading price of our common units.

Our operating agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or the Seadrill Member.

•

The unitholders are unable to remove the Seadrill Member without its consent because the Seadrill Member and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove the Seadrill Member. As of December 31, 2012, Seadrill owned 75.7% of the outstanding common and subordinated units.

•

If the Seadrill Member is removed without “cause” during the subordination period and units held by the Seadrill Member and Seadrill are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units, any existing arrearages on the common units will be extinguished, and the Seadrill Member will have the right to convert its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of the Seadrill Member under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of the Seadrill Member interest or incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. “Cause” is narrowly defined to mean that with respect to a director or officer, a court of competent jurisdiction has entered a final, non-appealable judgment finding such director or officer liable for actual fraud or willful misconduct, and with respect to the Seadrill Member, the Seadrill Member is in breach of the operating agreement or a court of competent jurisdiction has entered a final, non-appealable judgment finding the Seadrill Member liable for actual fraud or willful misconduct against the Company or its members, in their capacity as such. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by the Seadrill Member, so the removal of the Seadrill Member because of the unitholders’ dissatisfaction with the Seadrill Member’s decisions in this regard would most likely result in the termination of the subordination period.

•	Common unitholders are entitled to elect only four of the seven members of our board of directors. The Seadrill Member in its sole discretion appoints the remaining three directors.

•

Election of the four directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by the Seadrill Member serve for terms determined by the Seadrill Member.

•

Our operating agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•

Unitholders’ voting rights are further restricted by the operating agreement provision providing that if any person or group owns beneficially more than 5% of any class of units then outstanding, any such units owned by that person or group in excess of 5% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 5% will effectively be redistributed pro rata among the other common unitholders holding less than 5% of the voting power of all classes of units entitled to vote. The Seadrill Member, its affiliates and persons who acquired common units with the prior approval of our board of directors are not subject to this 5% limitation except with respect to voting their common units in the election of the elected directors.

•	There are no restrictions in our operating agreement on our ability to issue additional equity securities.

The effect of these provisions may be to diminish the price at which the common units trade.

The control of the Seadrill Member may be transferred to a third party without unitholder consent.

The Seadrill Member may transfer its Seadrill Member interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our operating agreement does not restrict the ability of the members of the Seadrill Member from transferring their respective limited liability company interests in the Seadrill Member to a third party.

If we cease to control OPCO, we may be deemed to be an investment company under the Investment Company Act of 1940.

If we cease to manage and control OPCO and are deemed to be an investment company under the Investment Company Act of 1940 because of our ownership of OPCO interests, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage, and require us to add additional directors who are independent of us or our affiliates.

Substantial future sales of our common units in the public market could cause the price of our common units to fall.

We have granted registration rights to Seadrill and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of December 31, 2012, Seadrill owned 14,752,525 common units and 16,543,350 subordinated units and all of the incentive distribution rights (through its ownership of the Seadrill Member). Following their registration and sale under an applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

The Seadrill Member, as the initial holder of all of the incentive distribution rights, may elect to cause us to issue additional common units to it in connection with a resetting of the target distribution levels related to the Seadrill Member’s incentive distribution rights without the approval of the conflicts committee of our board of directors or holders of our common units and subordinated units. This may result in lower distributions to holders of our common units in certain situations.

The Seadrill Member, as the initial holder of all of the incentive distribution rights, has the right, at a time when there are no subordinated units outstanding and the Seadrill Member has received incentive distributions at the highest level to which it is entitled (50%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by the Seadrill Member, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount.

In connection with resetting these target distribution levels, the Seadrill Member will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to the Seadrill Member on the incentive distribution rights in the prior two quarters. We anticipate that the Seadrill Member would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that the Seadrill Member could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued additional common units to the Seadrill Member in connection with resetting the target distribution levels related to the Seadrill Member’s incentive distribution rights. Please read Item 8 “Financial Information—Consolidated Statements and Other Financial Information—Incentive Distribution Rights.”

We may issue additional equity securities, including securities senior to the common units, without the approval of our unitholders, which would dilute the ownership interests of our existing unitholders.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3875 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. Please read Item 8 “Financial Information—Consolidated Statements and Other Financial Information—Subordination Period.”

In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to our unitholders.

OPCO’s operating agreements provide that our board of directors approves the amount of reserves from OPCO’s cash flow that will be retained by OPCO to fund its future operating and capital expenditures. Our operating agreement requires our board of directors to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating and capital expenditures. These reserves also affect the amount of cash available for distribution by OPCO to us and by us to our unitholders. In addition, our board of directors may establish reserves for distributions on the subordinated units, but only if those reserves do not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. As described above in “—Risks Inherent in Our Business—OPCO must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted,” our operating agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

The Seadrill Member has a limited call right that may require our common unitholders to sell their common units at an undesirable time or price.

If at any time the Seadrill Member and its affiliates own more than 80% of the common units, the Seadrill Member will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units. The Seadrill Member is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, the holders of our common units may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Such common unitholders may also incur a tax liability upon a sale of their common units.

As of December 31, 2012, Seadrill, which owns and controls the Seadrill Member, owned 59.5% of our common units. At the end of the subordination period, assuming no additional issuances of common units and the conversion of our subordinated units into common units, Seadrill will own 75.7% of our common units.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our operating agreement allows us to make working capital borrowings to pay distributions. Accordingly, if we have available borrowing capacity, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. The Marshall Islands Act provides that for a period of three years from the date of the impermissible distribution, members who received the distribution and who knew at the time of the distribution that it violated the Marshall Islands Act will be liable to the limited liability company for the distribution amount. Assignees who become substituted members are liable for the obligations of the assignor to make contributions to the company that are known to the assignee at the time it became members and for unknown obligations if the liabilities could be determined from the operating agreement. Liabilities to members on account of their limited liability company interest and liabilities that are non-recourse to the company are not counted for purposes of determining whether a distribution is permitted.

We have a limited history of operating as a separate publicly traded entity and incur increased costs as a result of being a publicly traded limited liability company.

Our IPO closed on October 24, 2012. As a newly-public limited liability company, we are required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the Sarbanes-Oxley Act, the SEC and the New York Stock Exchange. We expect to incur significant legal, accounting and other expenses in complying with these and other applicable regulations. We anticipate that our incremental general and administrative expenses as a publicly traded limited liability company will be approximately $2.0 million annually, and will include costs associated with annual reports to unitholders, tax return preparation, investor relations, registrar and transfer agent fees, audit fees, legal fees, incremental director and officer liability insurance costs and officer and director compensation.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies make our common units less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting and an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements.

We cannot predict if investors find our common units less attractive because we are relying on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units and our unit price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm is not be required to attest to the effectiveness of the our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies.

We have been organized as a limited liability company under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of limited liability company law.

Our limited liability company affairs are governed by our operating agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited liability company laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Limited Liability Company Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited liability company statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the duties of the Seadrill Member and our directors and officers under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by the Seadrill Member and our officers and directors than would unitholders of a similarly organized limited liability company in the United States.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, the Seadrill Member is a Marshall Islands limited liability company, and our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of the Seadrill Member or our directors or officers.

Tax Risks

In addition to the following risk factors, you should read Item 4 “Information on the Company—Business Overview—Taxation of the Company,” and Item 10 “Additional Information—Taxation” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common units.

We will be subject to taxes, which will reduce our cash available for distribution to our unitholders.

Some of our subsidiaries will be subject to tax in the jurisdictions in which they are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations could result in additional tax being imposed on us, OPCO or our, or OPCO’s subsidiaries in jurisdictions in which operations are conducted. Please read Item 4 “Information on the Company—Business Overview—Taxation of the Company.”

U.S. tax authorities could treat us as a “passive foreign investment company,” which would have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of “passive income” or at least 50% of the average value of its assets produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on our current and projected method of operation, we believe that we were not a PFIC for our 2012 taxable year, and we expect that we will not be treated as a PFIC for any future taxable year. We expect that more than 25% of our gross income for our 2012 taxable year and each future year will arise from such drilling contracts or other income that we believe should not constitute passive income, and more than 50% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, we believe that we should not be a PFIC for our 2012 taxable year or any future year.

The conclusions that we have reached are not free from doubt and the U.S. Internal Revenue Service, or IRS, or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future or that we will not be a PFIC in the future. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for any subsequent taxable year), our U.S. unitholders would face adverse U.S. federal income tax consequences. Please read Item 10 “Additional Information—Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

Item 4.	Information on the Company

A.	History and Development of the Company

General

Seadrill Partners, LLC is a publicly traded limited liability company formed on June 28, 2012 as a wholly owned subsidiary of Seadrill Limited. In connection with our IPO, we acquired (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through our 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. Seadrill Operating LP owns: (i) a 100% interest in the entities that own the West Aquarius and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn.

We listed our common units on the New York Stock Exchange on October 19, 2012 under the ticker symbol “SDLP.”

We were formed under the laws of the Marshall Islands and maintain our principal executive headquarters at 13th Floor, One America Square, 17 Crosswall, London, EC3N 2LB, United Kingdom. Our telephone number at that address is +44 20 7063 7900. Our agent for service of process in the United States is Watson, Farley & Williams (New York) LLP and its address is 1133 Avenue of the Americas New York, New York 10036.

Capital Expenditures

We operate in a capital intensive industry, and our Board of Directors reserves cash from operations for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures OPCO is required to make to maintain its fleet, OPCO’s annual estimated maintenance and replacement capital expenditures is currently $66.8 million per year, which is comprised of $14.4 million for long term maintenance and society classification surveys and $52.4 million, including financing costs, for replacing our rigs at the end of their useful lives.

B.	Business Overview

General

We are a growth-oriented limited liability company formed on June 28, 2012 by Seadrill Limited (NYSE: SDRL) to own, operate and acquire offshore drilling rigs. Our drilling rigs are under long-term contracts with major oil companies such as Chevron, Total, BP and ExxonMobil with an average remaining term of 3.9 years as of December 31, 2012. We intend to grow our position in the offshore drilling market by continuing to provide excellent service to these customers with our modern, technologically advanced fleet. We also intend to leverage the relationships, expertise and reputation of Seadrill to re-contract OPCO’s fleet under long-term contracts and to identify opportunities to expand our fleet through acquisitions. Seadrill is one of the world’s largest international offshore drilling contractors, and we believe Seadrill is, and will continue to be, motivated to facilitate our growth because of its significant ownership interest in us.

OPCO’s fleet consists of:

•	A 100% interest in the following three drilling rigs:

•	the semi-submersible West Aquarius , which was delivered from the shipyard in 2009 and is currently under a drilling contract with ExxonMobil that expires in June 2015;

•	the semi-submersible West Capricorn, which was delivered from the shipyard at the end of 2011 and commenced operations under a five-year drilling contract with BP that expires in July 2017;

•	the semi-tender West Vencedor, which was delivered from the shipyard in early 2010 and is under a drilling contract with Chevron that expires in March 2015; and

•	an approximate 56% interest in the West Capella, which was delivered from the shipyard in 2008 and is under a drilling contract with Total that expires in April 2019.

We intend to leverage our relationship with Seadrill to make accretive acquisitions of drilling rigs from Seadrill and third parties. For example, pursuant to our omnibus agreement, we have the following purchase rights:

•	A right of first offer to purchase additional interests in OPCO; and

•

A right to purchase any drilling rigs acquired or placed under contracts of five or more years after October 24, 2012. We currently are considering options to purchase the West Mira and West Leo from Seadrill pursuant to such rights.

In addition, we have the right to purchase the following two tender rigs from Seadrill, either directly or through OPCO, at any time within 24 months after their respective acceptance by their customers:

•

T-15, a tender rig barge completed in the first quarter of 2013, which is capable of drilling in water depths of up to 6,500 feet. The T-15 is expected to enter service in the second quarter of 2013 with Chevron under a five-year drilling contract with a dayrate of US$115,000; and

•

T-16, a tender rig barge due to be completed in the second quarter of 2013, which is capable of drilling in water depths of up to 6,500 feet. The T-16 is expected to enter service during the third quarter of 2013 with Chevron under a five-year drilling contract with a dayrate of US$115,000.

Business Strategies

Our primary business objective is to increase the quarterly cash distributions to our unitholders over time. We intend to accomplish this objective by executing the following strategies:

•

Grow Through Strategic and Accretive Acquisitions. We intend to capitalize on opportunities to grow OPCO’s and our fleet of drilling rigs through acquisitions of offshore drilling rigs from Seadrill, either by us or by OPCO, and acquisitions of offshore drilling rigs from third parties. We will have opportunities, pursuant to the omnibus agreement, to acquire additional interests in OPCO and certain of Seadrill’s other drilling rigs with drilling contracts of five or more years and to purchase the T-15 and the T-16 tender rigs.

•

Pursue Long-term Contracts and Maintain Stable Cash Flow. We and OPCO seek to maintain stable cash flows by continuing to pursue long-term contracts. Our focus on long-term contracts improves the stability and predictability of our operating cash flows, which we believe will enable us to access equity and debt capital markets on attractive terms and, therefore, facilitate our growth strategy.

•

Provide Excellent Customer Service and Continue to Prioritize Safety as a Key Element Of Our Operations. We believe that Seadrill has developed a reputation as a preferred offshore drilling contractor and that we can capitalize on this reputation by continuing to provide excellent customer service. We seek to deliver exceptional performance to our customers by consistently meeting or exceeding their expectations for operational performance, including by maintaining high safety standards and minimizing downtime.

•	Maintain a Modern and Reliable Fleet. OPCO has one of the youngest and most technologically advanced fleets in the industry, and plans to maintain a modern and reliable fleet.

We can provide no assurance, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, please read “Item 3—Key Information—Risk Factors”.

Offshore Drilling Industry

The offshore drilling industry provides drilling, workover and well construction services to oil and natural gas exploration and production, or E&P, companies using jack-up rigs, tender rigs, semi-submersible rigs, drillships and other types of drilling rigs. Although terminology can differ across the industry, the depths at which offshore drilling rigs operate can be generally divided into four categories: ultra-deepwater, deepwater, midwater and shallow water. We generally consider ultra-deepwater to be depths of between 7,500 feet and 12,000 feet. We consider deepwater to cover depths between 3,000 and 7,500 feet, midwater to cover depths between 500 and 3,000 feet and shallow water to cover depths less than 500 feet.

E&P companies generally contract with drilling companies through agreements that set forth the contractual rate to be received each day, which is referred to as the dayrate. These rates generally cover chartering and operational services associated with the drilling rig and vary based on the type of rig contracted, the geographic location of the well, the duration of the work, the amount and type of service provided, market conditions and other variables. Contracts are entered into through various procedures including private and public tenders, market inquiries and requests for proposals. A dayrate drilling contract generally covers either the drilling of a single well or group of wells or has a stated term. Contracts may also grant the customer renewal options at either a fixed dayrate or at a rate to be determined based on market conditions at the time of exercise of the renewal option.

The dayrates that E&P companies are willing to pay also depend on the supply of and demand for offshore rigs as well as the outlook for investment in the exploration and development of oil and natural gas reservoirs, which in turn is affected by forecasts of oil and natural gas prices, the availability of acreage for exploration and the cash flow of E&P companies. These related matters are, in turn, affected by various political and economic factors, such as global production levels, government policies, political stability in oil producing countries, particularly in OPEC nations, and prices of alternative energy sources, among others.

Prior to 2008, the strong global economy, coupled with an increase in oil demand, led to growth in the offshore drilling industry. In 2008 and 2009, the world financial crisis and the consequent drop in oil demand decreased the industry’s prospects. However, since 2010, the overall rise in oil prices and the growth in oil consumption by developing nations, along with better financing conditions for new investments, have led to increased demand for offshore drilling services. Moreover, this growth in demand has been further strengthened by the trend towards the exploration of more complex reservoirs and deep and remote areas.

Types of Offshore Rigs

Offshore drilling rigs are generally divided into four main categories of rigs:

Jack-Up Rig Jack-up rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the ocean floor. A jack-up rig is either towed to the drill site with its hull riding in the sea as a vessel, or transported on the back of a heavy lift vessel, with its legs raised. At the drill site, the legs are lowered until they penetrate the sea bed and the hull is elevated until it is above the surface of the water. After completion of the drilling operations, the hull is lowered, the legs are raised and the rig can be relocated to another drill site. Jack-ups may be suitable for water depths up to 500 feet and operate with crews of 40 to 60 people. The jack-up rig hull will hold the jacking system, drilling equipment, crew quarters, helicopter deck and storage for drilling supplies.

Tender Rig Tender rigs are either barge-based or have semi-submersible hulls, which are referred to as semi-tenders. Tender barges and semi-tenders are equipped with similar equipment but the semi-tender’s semi-submersible hull structure allows the unit to operate in rougher weather conditions. Tender rigs conduct production drilling from fixed or floating platforms and allow for drilling operations to be performed from platforms without the need for permanently installed drilling packages. During drilling operations, the tender rig is moored next to the platform. The modularized drilling package, which is stored on the deck during transit, is lifted prior to commencement of operations onto the platform by the rig’s integral crane. Tender rigs may be suitable for water depths up to 6,500 feet and operate with crews of 40 to 60 people.

Semi-Submersible Rig Semi-submersible rigs consist of an upper working and living quarters deck resting on vertical columns connected to lower hull pontoons. These rigs operate in a “semi-submerged” floating position, in which the lower hull is below the waterline and the upper deck protrudes above the surface. This provides a stable platform for drilling, due in part to the rig’s “wave transparency” at the water line. Semi-submersibles may be either self-propelled or may require tugboats in order to move between locations. Moored semi-submersible rigs are positioned over the wellhead location with anchors, while the dynamically positioned semi-submersible rigs are positioned over the wellhead location by a computer-controlled thruster-system. Some semi-submersible rigs have both mooring and dynamic positions capability. Semi-submersible rigs may be suitable for water depths up to 12,000 feet and generally operate with crews of 65 to 100 people. Drilling rigs are typically classified by generation based on the date built and the technology included. The industry generally considers 6th generation semi-submersible drilling rigs to be those built with ultra-deepwater capabilities after 2005. In addition, semi-submersible drilling rigs contain dynamic positioning systems. DP3 systems increase the number of redundant (independent) computer systems over the prior generation of dynamic positioning systems and allows the DP3 system to operate in the case of the loss of a vessel compartment due to flood or fire.

Drillship Drillships are self-propelled ships equipped for drilling in midwater, deepwater and ultra-deepwater. A drillship is equipped with a drilling platform and derrick in the middle of its deck, and drilling operations are conducted through openings in the hull called “moon pools.” During drilling, drillships are positioned over the well through a computer-controlled thruster system similar to that used on semi-submersible rigs. Drillships are suitable for drilling in remote locations because of their mobility and large load-carrying capacity. Drillships may be suitable for water depths up to 12,000 feet. Drillships generally operate with crews of 65 to 100 people.

Global Offshore Drilling Rig Fleet

The global offshore marketed rig supply has increased approximately 32% from a recession-driven low of 615 rigs in September 2009 to 825 rigs in April 2013. Of the total current global offshore marketed rig supply, 26% are semi-submersible rigs, which are used in medium to deepwater locations, and 10% are drillships, which tend to be used in deepwater locations. In particular, the marketed rig supply of semi-submersible rigs and drillships has increased from 219 rigs in September 2009 to 303 rigs in April 2013. Upstream oil and gas companies are making significant investments in international offshore oil and natural gas developments where there are large undeveloped resources, such as in Southeast Asia, Brazil, deepwater Gulf of Mexico, West Africa and the Middle East. For example, there has been a significant rise in drilling and development activity offshore Brazil as a result of the recent discoveries of major oil and natural gas resources in deepwater pre-salt areas. In many of these markets, development of these new oil and natural gas discoveries will require significant investment in production infrastructure.

Tender Rigs As of April, 2013, there are 30 tender rigs globally, with an additional 13 rigs under construction. We believe that the long-term outlook for tender rigs remains favorable due to their operational versatility and lower construction costs as compared to jack-up rigs. In addition, in recent years, a combination of tender rigs and floating platforms, such as mini tension-leg platforms and spar platforms, has been used in the development of deepwater oilfields, thereby increasing the market for tender rigs. Interest in tender rigs has also increased beyond the traditional West Africa and Southeast Asia markets, which as of December 31, 2012, employ 17% and 80% of tender rigs, respectively, with future opportunities expected in South America, Australia, Mexico and West Africa.

Drillships and Semi-Submersibles As of April, 2013, the world-wide fleet of semi-submersible rigs and drillships currently totals 303 rigs, including 86 drillships and 217 semi-submersible rigs with an additional 92 rigs under construction, including 20 semi-submersible rigs and 72 drillships. Of the total world-wide fleet of drillships and semi-submersible rigs, 152 rigs were built before 1998 and typically do not have dynamic positioning systems. These rigs are mainly moored rigs and have an average age of approximately 33 years. For the existing 151 rigs built after 1998, the majority have been outfitted with thrusters allowing for dynamic positioning. Out of these 151 existing rigs, 141 are capable of operations in deepwater, and 128 of the 141 are capable of operations in ultra-deepwater.

We believe that factors such as the expected growth in oil consumption from developing nations, limited or negative growth in oil reserves, and depletion of mature oil fields both onshore and in shallow water are continuing to provide incentives for the exploration and development of deepwater fields.

Dayrates

Dayrates depend on multiple factors, including the country and region of operation, water depth, rig capabilities, technical specifications, contract length, overall contract terms and the utilization rate of the fleet or fleet category (the number of rigs under contract as a percentage of the total available fleet or fleet category). Dayrates for drillships and semi-submersibles increased by more than 300% between 2006 and 2012 due to the high demand for these rigs, combined with the high utilization rate of the existing fleet.

In addition to increased demand for rigs, E&P companies have also required higher operational capacities and technical specification for the rigs in order to drill increasingly complex wells and in increasing water depths. In order to meet growing demand and requirements for higher specification rigs, a significant number of new rigs have been built since 2005, thereby increasing the number of dynamically positioned drillships and semi-submersible rigs with ultra-deepwater capabilities from 28 to 122. With these significant investments, dayrates increased from approximately $290,000 in May 2005, when the first new rigs were ordered, to more than $600,000 in September 2008. However, with the financial downturn in the latter part of 2008 and subsequent drop in oil prices, compounded by the impact of the Deepwater Horizon incident, the order flow for new deepwater vessels was effectively halted and new spending and investments in deeper water reserves were limited, resulting in dayrates decreasing to the low $400,000s in 2010. Since then, higher oil prices and an improved global economic outlook have spurred higher activity levels from E&P companies and increased the demand for ultra-deepwater rigs, resulting in renewed interest for construction of additional ultra-deepwater rigs and increased dayrates. As of April 2013, the levels for dayrates for ultra-deepwater rigs are in the range of $550,000 to $650,000.

The demand for drillships, semi-submersibles and tender rigs is also reflected in their high utilization rate, or the percentage of rigs under contract, which has also contributed to the recent increase in dayrates. In fast growing regions, such as South America and Australia/New Zealand, 100% of the available rigs are contracted. As this trend is expected to continue, some regions are susceptible to equipment and rig shortage in the short and medium term. Shortages tend to result in higher dayrates until demand is alleviated with additional supply.

As a result of the potential increase in demand and shortage of deepwater rigs in the near future, E&P companies are entering into long-term contracts with drilling companies. Out of the 126 deepwater rigs in operation owned by the five largest companies in the sector, 64 vessels (51%) are contracted for at least two years and 37 vessels (30%) for three years or more, with some contract terms lasting until 2022.

Although demand for deepwater rigs has increased significantly in recent years, demand for tender rigs (shown below by region) has remained relatively steady over time. Fleet renewal and a growing recognition of the benefits of the tender as a versatile and cost effective alternative to a fixed or floating platform solution have resulted in stable to positive development in both demand and dayrates for these rigs. In general, average dayrates are approximately $130,000 for tender barges and $235,000 for semi-tenders

Tender rigs are used in conjunction with production platforms (i.e., for field development drilling) so contracts are generally longer term. Furthermore, in contrast to deepwater rigs, the contract length for tender rigs has remained relatively stable over time.

Fleet and Customers

The following table provides additional information about OPCO’s fleet:

							Current Contract
Rig Name	Rig Type	Year	Water Depth (feet)	Drilling Depth (feet)	Location	Customer	Start	Expire	Dayrate (US$)
West Aquarius	Semi-submersible	2009	10,000	35,000	Canada	ExxonMobil(1)	September 2012	June 2015	$530,000
West Capricorn(2)	Semi-submersible	2011	10,000	35,000	USA (Gulf of Mexico)	BP	July 2012	July 2017(3)	$487,000
					Options	BP	July 2017	July 2019(3)	$487,000
West Capella(4)	Drillship	2008	10,000	35,000	Nigeria	Total	April 2009	April 2014	$544,000
					Nigeria	Total	April 2014	April 2019(5)	$580,000
West Vencedor(6)	Tender Rig	2010	6,500	30,000	Angola	Chevron	March 2010	March 2015	$210,000

(1)	The West Aquarius operates under a sub-contract to Statoil ASA. Please read “—Drilling Contracts.” The dayrate excludes any annual contract revenue adjustment, which is based on U.S. indices derived from the U.S. Bureau of Labor Statistics. The adjustment usually results in an escalation in the dayrates.
(2)	Excludes estimated amortized rig rate charge payable by the customer of approximately $29,000 per day relating to lump sum mobilization fee, contract revenues and reimbursables prior to the commencement of contract, and a $5,000 per day catering and accommodation rate.
(3)	BP has an option to extend the expiration date of the contract for up to two years from July 2017 to July 2019.
(4)	OPCO owns an approximate 56% interest in the entity that owns and operates the West Capella. The dayrate excludes any annual contract revenue adjustment, which is based on U.S. indices derived from the U.S. Bureau of Labor Statistics. The adjustment usually results in an escalation in the dayrates.
(5)	Total has committed to a five year extension with respect to the West Capella beginning in April 2014. Total has the option to reduce the term of the extension to three years in exchange for an increase in the dayrate to $627,500 or to four years in exchange for an increase in the dayrate to $615,000. Total must exercise any option to reduce the extension period prior to July 31, 2013.
(6)	This drilling contract is denominated in U.S. Dollars, but approximately 27% of the dayrate is received in Euros. This table assumes an exchange rate of one Euro to $1.27. The dayrate excludes any annual contract revenue adjustment, which is based on U.S. indices derived from the U.S. Bureau of Labor Statistics. The adjustment usually results in an escalation in the dayrates.

Pursuant to our omnibus agreement, we have a right of first offer to purchase additional interests in OPCO. In addition, we have the right to purchase the following two tender rigs from Seadrill, either directly or through OPCO, at any time within 24 months after their respective acceptance by their customers:

•

T-15, a tender rig barge completed in the first quarter of 2013, which is capable of drilling in water depths of up to 6,500 feet. The T-15 is expected to enter service in the second quarter of 2013 with Chevron under a five-year drilling contract.

•

T-16, a tender rig barge due to be completed in the second quarter of 2013, which is capable of drilling in water depths of up to 6,500 feet. The T-16 is expected to enter service in the third quarter of 2013 with Chevron under a five-year drilling contract.

Contract Backlog

OPCO’s drilling rigs are contracted to customers for an average remaining term of 3.9 years as of December 31, 2012. Backlog is calculated as the full operating dayrate multiplied by the number of days remaining on the contract, assuming full utilization. Backlog excludes revenues for mobilization and demobilization, contract preparation, and customer reimbursables. The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the backlog amounts and periods shown in the table below due to various factors, including shipyard and maintenance projects, downtime and other factors. Downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable dayrates than the full contractual operating dayrate.

In addition, OPCO’s contracts provide for termination at the election of the customer with an “early termination payment” to be paid to OPCO if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig, OPCO’s bankruptcy, sustained unacceptable performance by OPCO or delivery of a rig beyond certain grace and/or liquidated damages periods, no early termination payment would be paid. Accordingly, if one of these events were to occur, the actual amount of revenues earned may be substantially lower than the backlog reported.

OPCO’s contract backlog as of December 31, 2012 totals $2.76 billion and is as follows:

Rig	Contracted Location	Customer	Contract Backlog(1) (US $ millions)	Contractual Dayrate (US $)	Actual/Expected Contract Commencement	Contract Termination Date
West Aquarius	Canada	ExxonMobil	$465.9	$530,000	September 2012	June 2015
West Capricorn	USA	BP	$814.3	$487,000	July 2012	July 2017(2)
West Capella	Nigeria	Total	$253.4	$544,000	April 2009	April 2014
	Nigeria	Total	$1,058.5	$580,000	April 2014	April 2019(3)
West Vencedor	Angola	Chevron	$168.8	$210,000	March 2010	March 2015

(1)	Expressed in millions. Based on signed drilling contracts.
(2)	BP has an option to extend the expiration date of the contract for up to two years from July 2017 to July 2019.
(3)	Total has committed to a five year extension with respect to the West Capella beginning in April 2014. Total has the option to reduce the term of the extension to three years in exchange for an increase in the dayrate to $627,500 or to four years in exchange for an increase in the dayrate to $615,000. Total must exercise any option to reduce the extension period prior to July 31, 2013.

Drilling Contracts

OPCO provides drilling services on a “dayrate” contract basis. OPCO does not provide “turnkey” or other risk-based drilling services to the customer. Under dayrate contracts, the drilling contractor provides a drilling rig and rig crews and charges the customer a fixed amount per day regardless of the number of days needed to drill the well. The customer bears substantially all of the ancillary costs of constructing the well and supporting drilling operations, as well as the economic risk relative to the success of the well. In addition, dayrate contracts usually provide for a lump sum amount or dayrate for mobilizing the rig to the initial operating location, which is usually lower than the contractual dayrate for uptime services, and a reduced dayrate when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other conditions beyond the contractor’s control. A dayrate drilling contract generally covers either the drilling of a single well or a number of wells or has a stated term regardless of the number of wells. These contracts may generally be terminated by the customer in the event the drilling rig is destroyed or lost or if drilling operations are suspended for an extended period of time as a result of a breakdown of equipment, “force majeure” events beyond the control of either party or upon the occurrence of other specified conditions. In some instances, the dayrate contract term may be extended by the customer exercising options for the drilling of additional wells or for an additional length of time at fixed or mutually agreed terms, including dayrates.

OPCO’s drilling contracts are the result of negotiations with its customers. OPCO’s existing drilling contracts generally contain, among other things, the following commercial terms: (i) contract duration extending over a specific period of time; (ii) term extension options in favor of its customer, generally upon advance notice to OPCO, at mutually agreed, indexed or fixed rates; (iii) provisions permitting early termination of the contract if the drilling rig is lost or destroyed, if operations are suspended for an extended period of time due to breakdown of major rig equipment or “force majeure” events beyond OPCO’s control and the control of the customer; (iv) provisions allowing early termination of the contract by the customer without cause with a specified early termination fee in the form of a reduced rate for a specified period of time; (v) payment of compensation to OPCO (generally in U.S. Dollars although some contracts require a portion of the compensation to be paid in local currency) on a dayrate basis (lower rates or no compensation generally apply during periods of equipment breakdown and repair or in the event operations are suspended or interrupted by other specified conditions, some of which may be beyond OPCO’s control); (vi) payment by OPCO of the operating expenses of the drilling rig, including crew labor and incidental rig supply costs; (vii) provisions entitling OPCO to adjustments of dayrates (or revenue escalation payments) in accordance with published indices or otherwise; (viii) provisions requiring OPCO or Seadrill to provide a performance guarantee; (ix) indemnity provisions between OPCO and its customers in respect of third-party claims and risk allocations between OPCO and its customers relating to damages, claims or losses to OPCO, its customers, or third parties; and (x) provisions permitting the assignment to a third party with OPCO’s prior consent, such consent not to be unreasonably withheld. OPCO’s indemnification may not cover all damages, claims or losses to OPCO or third parties, and the indemnifying party may not have sufficient resources to cover its indemnification obligations. See also Item 3 “Key Information—Risk Factors—Risks Inherent in Our Business—OPCO’s customers may be unable or unwilling to indemnify OPCO.” In addition, OPCO’s drilling contracts typically provide for situations where the drilling rig would operate at reduced operating dayrates. See Item 5 “Operating and Financial Review and Prospects—Important Financial and Operational Terms and Concepts—Economic Utilization.”

The terms of the West Capella and the West Vencedor drilling contracts generally conform to the summary description above with no significant variations. The terms of the West Aquarius drilling contract generally conform to the summary description above. In addition, the West Aquarius contract contemplates operations in a number of different countries during the term of the agreement, which we refer to as the International Drilling Contract. For each country where the West Aquarius operates under the International Drilling Contract, a specific local contract is agreed between the local ExxonMobil operating company, and the local Seadrill affiliate, to conform to the local regulatory environment. The rate payable under the International Drilling Contract may be adjusted for certain countries on an agreed basis, to account for different local cost of Seadrill operations. For operations in Canada, the dayrate is set at $530,000. In addition, the International Drilling Contract permits ExxonMobil to temporarily assign the drilling rig to a third party without our consent, provided that OPCO would be willing to sign a contract on the same terms with such third party. If the International Drilling Contract is assigned to a third party, ExxonMobil is not required to pay the dayrate under the International Drilling Contract during the term of such assignment. Upon any termination of the assignment, the drilling rig will revert back to ExxonMobil and ExxonMobil will resume paying the dayrate under the International Drilling Contract.

Upon its arrival in Canada in January 2013, ExxonMobil temporarily assigned the West Aquarius to Statoil ASA for a period that is expected to be eight months, and will subsequently assign the West Aquarius to Hibernia Management and Development Company for the remainder of the contract term.

The terms of the West Capricorn drilling contract generally conform to the summary description above. In addition, the customer has the right to make payment of the mobilization fee and certain other pre-commencement charges on an amortized basis, with interest, over the initial five year term of the contract. Termination of the contract does not affect OPCO’s right to receive the amortized payments.

Joint Venture, Agency and Sponsorship Relationships

In some areas of the world, local customs and practice or governmental requirements necessitate the formation of joint ventures with local participation. Local laws or customs in some areas of the world also effectively mandate establishment of a relationship with a local agent or sponsor. When appropriate in these areas, we will enter into agency or sponsorship agreements. For more information regarding the regulations in the countries in which we currently are contracted to operate, please see “—Environmental and Other Regulations in the Offshore Drilling Industry.”

We expect that Nigerian investors will be permitted to invest in a subsidiary of Seadrill Operating LP. The resulting Nigerian joint venture will be fully controlled and approximately 56% owned by Seadrill Operating LP, and will result in a Nigerian joint venture partner owning an effective 1% interest in the West Capella. Seadrill will own the remaining ownership interest in the joint venture. We expect that the joint venture agreement will provide such joint venture partner with the right to purchase up to an approximate effective 25% interest in the West Capella at a fair market value price over the course of five years, subject to additional mutually agreed upon terms. Any such purchase is expected to be from Seadrill’s ownership interest and not from Seadrill Operating LP.

Seasonality

In general, seasonal factors do not have a significant direct effect on OPCO’s business. OPCO has operations in certain parts of the world where weather conditions during parts of the year could adversely impact the operation of its rigs, but generally such operational interruptions do not have a significant impact on OPCO’s revenues. Please read “—Drilling Contracts.” Such adverse weather could include the hurricane season for OPCO’s operations in the U.S. GOM.

Customers

Offshore exploration and production is a capital intensive, high-risk industry. Operating and pursuing opportunities in deepwater basins significantly increases the amount of capital required to effectively conduct such operations. As a result, a significant number of operators in this segment of the offshore exploration and production industry are either national oil companies, major oil and natural gas companies or well-capitalized large independent oil and natural gas companies. OPCO’s current customers are BP, Total, Chevron and ExxonMobil. For the year ended December 31, 2012 ExxonMobil accounted for 35%, Total accounted for 36%, Chevron accounted for 14% and BP accounted for 15% of OPCO’s total revenues, respectively. We expect that OPCO’s future customers will be well capitalized companies, including state-owned national oil and natural gas companies, major integrated oil and natural gas companies and large independent exploration and production companies.

Competition

The offshore drilling industry is highly competitive, with market participants ranging from large multinational companies to smaller companies with fewer than five drilling rigs.

The demand for offshore drilling services is driven by oil and natural gas companies’ exploration and development drilling programs. These drilling programs are affected by oil and natural gas companies’ expectations regarding oil and natural gas prices, anticipated production levels, worldwide demand for oil and natural gas products and many other factors. The availability of quality drilling prospects, exploration success, availability of qualified rigs and operating personnel, relative production costs, availability and lead time requirements for drilling and production equipment, the stage of reservoir development and political and regulatory environments also affect customers’ drilling programs. Oil and natural gas prices are volatile, which has historically led to significant fluctuations in expenditures by customers for drilling services. Variations in market conditions impact OPCO in different ways, depending primarily on the length of drilling contracts in different markets. Short-term changes in these markets may have a minimal short-term impact on revenues and cash flows, unless the timing of contract renewals coincides with short-term movements in the market.

Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, rig location, condition and integrity of equipment, their record of operating efficiency, including high operating uptime, technical specifications, safety performance record, crew experience, reputation, industry standing and customer relations.

Competition for offshore drilling rigs, particularly submersible semi-tenders and drillships, is generally on a global basis, as rigs are highly mobile. However, the cost associated with mobilizing rigs between regions is sometimes substantial, as entering a new region could necessitate modifications of the drilling rig and its equipment to specific regional requirements.

We believe that the market for drilling contracts will continue to be highly competitive for the foreseeable future. We believe that OPCO’s fleet of recently constructed technologically advanced drilling rigs provides it with a competitive advantage over competitors with older fleets, as OPCO’s drilling rigs are generally better suited to meet the requirements of customers for drilling in deepwater. However, certain competitors may have greater financial resources than we do, which may enable them to better withstand periods of low utilization, and compete more effectively on the basis of price.

Principal Suppliers

OPCO sources the equipment used on its drilling rigs from well-established suppliers, including: Cameron International Corp. and National Oilwell Varco, Inc., or NOV, each of which supply blowout preventers, and, with respect to NOV, top drives (the device used to turn the drillstring, which is a combination of devices that turn the drill bit), drawworks (the hoisting mechanism on a drilling rig) and other significant drilling equipment; Kongsberg Gruppen, which supplies dynamic positioning systems; Aker-MH AS, which supplies drilling software as well as top drives and drawworks; Rolls Royce, which supplies thrusters; and Caterpillar Inc., which supplies cranes.

In addition, each of OPCO’s customers are responsible for providing the fuel to be used by the drilling rig that it contracts from OPCO, at such customer’s cost.

Risk of Loss and Insurance

OPCO’s operations are subject to hazards inherent in the drilling of oil and natural gas wells, including blowouts and well fires, which could cause personal injury, suspend drilling operations, destroy the equipment involved or cause serious environmental damage. Offshore drilling contractors such as OPCO are also subject to hazards particular to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. OPCO’s marine insurance package policy provides insurance coverage for physical damage to OPCO’s drilling rigs, loss of hire for some of its rigs and third-party liability.

OPCO’s insurance claims are subject to a deductible, or non-recoverable, amount. OPCO currently maintains a deductible per occurrence of up to $5 million related to physical damage to its rigs. However, a total loss of, or a constructive total loss of, a drilling rig is recoverable without being subject to a deductible. For general and marine third-party liabilities, OPCO generally maintains a deductible of up to $500,000 per occurrence on personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs. Furthermore, OPCO purchases insurance for certain of its drilling rigs to cover loss due to the drilling rig being wholly or partially deprived of income as a consequence of damage to the unit. The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies are limited to 290 days. If the repair period for any physical damage exceeds the number of days permitted under OPCO’s loss of hire policy, it will be responsible for the costs in such period.

OPCO has elected to self-insure for physical damage to rigs and equipment caused by named windstorms in the U.S. GOM due to the substantial costs associated with such coverage. This results in a risk of losses, which could be material, that are not covered by third-party insurance contracts.

Environmental and Other Regulations in the Offshore Drilling Industry

OPCO’s operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which its drilling rigs operate or are registered, which can significantly affect the operation of OPCO’s drilling rigs. These requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships, or MARPOL, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, Canada Oil and Gas Operations Act, the Canada Shipping Act, Nigeria’s Petroleum Act, and Angola’s Petroleum Activities Law. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering OPCO liable for environmental and natural resource damages without regard to negligence or fault on its part.

International Maritime Regimes

The United Nations’ International Maritime Organization, or IMO, provides international regulations governing shipping and international maritime trade. The requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention (the ISM Code) promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. The IMO regulations, and others, have been adopted by the member countries, including the United States, Canada, Angola, and Nigeria. In certain jurisdictions, notably in Canada and the United States, national laws have been enacted to implement, or expand, the IMO regulations and they are discussed below by country.

The IMO has adopted MARPOL, including Annex VI to MARPOL which sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI applies to all ships, fixed and floating drilling rigs and other floating platforms and, among other things, imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with even more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and certification requirements. Moreover, recent amendments to Annex VI require the imposition of progressively stricter limitations on sulfur emissions from ships. These limitations require that fuels of vessels in covered Emission Control Areas, or ECAs, contain no more than 1% sulfur. In August 2012, the North American ECA became enforceable. The North American ECA includes areas subject to the exclusive sovereignty of the United States and extends up to 200 nautical miles from the coasts of the United States, which area includes parts of the U.S. GOM. Consequently, the sulfur limit in marine fuel in the North American ECA is capped at 1%, which is the capped amount for all other ECA areas since July 1, 2010. These capped amounts will then decrease progressively until they reach 0.5% by January 1, 2020 for non-ECA areas and 0.1% by January 1, 2015 for ECA areas, including the North American ECA. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Our operation of vessels in international waters, outside of the North American ECA, are subject to the requirements of Annex VI in those countries that have implemented its provisions.

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions such as the BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. Though this has not occurred to-date, the IMO has passed a resolution encouraging the ratification of the BWM Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems on new ships. As referenced below, the United States Coast Guard issued new ballast water management rules on March 23, 2012. Under the requirements of the BWM Convention for units with ballast water capacity of more than 5000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. All of our vessels are compliant with the BWM Convention.

The Bunker Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. Ship owners must pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tons, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, must maintain insurance which meets the requirements of the Bunker Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State issued certificate must be carried on board at all times. We believe that all of OPCO’s drilling rigs are currently compliant in all material respects with these regulations.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

United States

Heightened environmental concerns in the U.S. GOM have led to higher drilling costs and a more difficult and lengthy well permitting process and, in general, have adversely affected drilling decisions of oil and natural gas companies. In the United States, our operations are subject to federal and state laws and regulations that require us to obtain and maintain specified permits or governmental approvals; control the discharge of materials into the environment; remove and cleanup materials that may harm the environment; or otherwise comply with the protection of the environment. We are subject to the jurisdiction of the U.S. Coast Guard, or Coast Guard, the National Transportation Safety Board, the U.S. Customs and Border Protection, or CBP, the Department of

Interior, the Bureau of Ocean Energy Management, or BOEM, and the Bureau of Safety and Environmental Enforcement, or BSEE, as well as classification societies such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards, and the CBP is authorized to inspect vessels at will. Coast Guard regulations also require annual inspections and periodic drydock inspections or special examinations of our vessels.

Furthermore, any drillships that OPCO may operate in United States waters, including the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States, would have to comply with OPA and CERCLA requirements, among others, that impose liability (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges of oil or other hazardous substances, other than discharges related to drilling.

Oil Pollution Act. The U.S. Oil Pollution Act of 1990, or OPA, as amended, and related regulations impose a variety of requirements on “responsible parties” related to the prevention and/or reporting of oil spills and liability for damages resulting from such spills in waters off the U.S. A “responsible party” includes the owner or operator of an onshore facility, pipeline or vessel or the lessee or permittee of the area in which an offshore facility is located. OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages.

CERCLA. The U.S. Comprehensive Environmental Response, Compensation, and Liability Act, as amended, also known as CERCLA or the “Superfund” law, imposes liability without regard to fault or the legality of the original conduct on certain classes of persons that are considered to have contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of a facility where a release occurred, the owner or operator of a vessel from which there is a release, and entities that disposed or arranged for the disposal of the hazardous substances found at a particular site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the cost of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. Prior owners and operators are also subject to liability under CERCLA. It is also not uncommon for third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We generate wastes in the course of our routine operations that may be classified as hazardous substances. The United States is a member country to the IMO and is subject to MARPOL which imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions.

OCSLA. The Outer Continental Shelf Lands Act (“OCSLA”) authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating on the outer continental shelf. Included among these are regulations that require the preparation of spill contingency plans and establish air quality standards for certain pollutants, including particulate matter, volatile organic compounds, sulfur dioxide, carbon monoxide and nitrogen oxides. Specific design and operational standards may apply to outer continental shelf vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations related to the environment issued pursuant to OCSLA can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and canceling leases. Such enforcement liabilities can result from either governmental or citizen prosecution.

In the United States in 2010, the Department of the Interior undertook a substantial reorganization of regulatory authority for offshore drilling following the Macondo well blowout incident in the GOM in April 2010. Primary regulatory responsibility for offshore drilling was transferred to the Bureau of Ocean Energy Management, Regulation and Enforcement, or BOEMRE, and on October 1, 2011, BOEMRE was reorganized into two new organizations, the BOEM and the BSEE. As a result of this reorganization, BSEE is now responsible for the issuance of permits for offshore drilling activities and BOEM for all oil and gas leasing activities that were previously handled by BOEMRE. From time to time, new rules, regulations and requirements have been proposed and implemented by BOEM, BSEE or the United States Congress that materially limit or prohibit, and increase the cost of, offshore drilling in the U.S. GOM. These new rules, regulations and requirements include the moratorium on drilling that was lifted in May 2010, but which resulted in a significant delay in permits being issued in the U.S. GOM, the adoption of new safety requirements and policies relating to the approval of drilling permits in the U.S. GOM, and restrictions on oil and gas development and production activities in the U.S. GOM. The BSEE periodically issues guidelines for rig fitness requirements in the U.S. GOM and may take other steps that could increase the cost of operations or reduce the area of operations for OPCO’s drilling rigs, thus reducing their marketability. On September 14, 2011, BOEMRE issued proposed rules that would amend the Workplace Safety Rule by requiring the imposition of certain added safety procedures to a company’s Safety and Environmental Management Systems (SEMS) not covered by the original rule. The amended SEMS rule is in the final review process that would, among other things, require third-party audits of a company’s SEMS and would give all rig workers authority to stop work. In addition, a new Notice to Lessees 2012-N06 regarding the preparation of regional oil spill response plans became effective on August 10, 2012. On August 15, 2012, the BSEE issued the Final Drilling Safety Rule which finalizes safety reforms that were put in place following the Macondo incident and includes requirements for safety equipment, well control systems, and blowout prevention practices on offshore oil and gas operations. The Final Rule took effect on October 22, 2012. Implementation of new BSEE or BOEM guidelines or regulations may subject us to increased costs or limit the operational capabilities of our drilling rigs and could materially and adversely affect our operations and financial condition.

Clean Water Act. The United States Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. The EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

NISA. On March 23, 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems. The rule went into effect on June 20, 2012 and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s BWM Convention. The final rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have 10 living organisms per cubic meter of discharge. New ships constructed on or after December 1, 2012 must comply with these standards and some existing ships must comply by their first dry dock after January 1, 2014. The Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016.

Numerous governmental agencies issue regulations to implement and enforce the laws of the applicable jurisdiction, which often involve lengthy permitting procedures, impose difficult and costly compliance measures, particularly in ecologically sensitive areas, and subject operators to substantial administrative, civil and criminal penalties or may result in injunctive relief for failure to comply. Some of these laws contain criminal sanctions in addition to civil penalties. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly compliance or limit contract drilling opportunities, including changes in response to a serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the April 2010 Macondo well blowout incident, could adversely affect OPCO’s financial results. Although significant capital expenditures may be required to comply with these governmental laws and regulations, such compliance has not materially adversely affected our earnings or competitive position. We believe that we are currently in compliance in all material respects with the environmental regulations to which we are subject.

We may also be affected by or subject to permitting and other requirements under a variety of other environmental laws not discussed above, such as the federal Clean Air Act, Endangered Species Act, Marine Mammal Protection Act, and National Environmental Policy Act.

Canada

The main legislation for oil and gas operations is the Canada Oil and Gas Operations Act, or COGOA. This Act regulates exploration for resources and operations of offshore activities. COGOA describes the responsibility of the operator to ensure worker safety and protection of the environment and outlines requirements to obtain a well approval.

A number of regulations under COGOA set out the requirements for activities associated with oil and gas exploration and production. COGOA regulations set out requirements for seismic exploration, health and safety for geophysical operations, drilling and production activities, the design and installation of safety features, for obtaining a Certificates of Fitness for an offshore installation, and liability limits for spills or debris from oil and gas activities.

Our operations are also subject to the requirements for oil spill planning and preparedness under the Canadian Environmental Protection Act, the Canadian Environmental Assessment Act, the Emergencies Act and the Emergency Preparedness Act. For operations in the Beaufort Sea, there are stipulations for environmental assessment and financial liability under the Inuvialuit Final Agreement.

Regional environmental review bodies must assess any project that may have significant negative impacts on present or future wildlife harvesting under the Inuvialuit Final Agreement. These bodies include the Environmental Impact Screening Committee and the Environmental Impact Review Board in the Inuvialuit region, or the Nunavut Impact Review Board for activities in Nunavut waters. The Review Boards recommend terms and conditions for mitigating any negative impact on wildlife harvesting to the National Energy Board. Environment Canada also reviews any projects that fall under the Canadian Environmental Assessment Act.

In Eastern Canada, the Canada–Nova Scotia Offshore Petroleum Board and the Canada–Newfoundland and Labrador Offshore Petroleum Board regulate drilling and production off the coasts of Nova Scotia and Newfoundland and Labrador, respectively.

Canada has established a complex regulatory enforcement system under the jurisdiction of various ministries and departments for preventing and responding to a marine pollution incident. The legislation prescribes measures to prevent pollution, mandates clean-up of marine pollution, and creates civil and criminal liabilities for those responsible for a marine pollution incident.

The Canada Shipping Act, 2001

The Canada Shipping Act, 2001, or CSA 2001, includes the Regulations for the Prevention of Pollution from Ships and for Dangerous Chemicals, which contain provisions to enable Canada to complete accession to Annex IV (sewage), V (garbage) and VI (air) of the International Convention for the Prevention of Pollution from Ships, the Ballast Water Control and Management Regulations and the Response Organizations and Oil Handling Facilities Regulations. It is expected that the Response Organizations and Oil Handling Facilities Regulations will be replaced at a future date by new Environmental Response Regulations.

CSA 2001 requires ship owners to have in place an arrangement with an approved pollution response organization. Vessels must carry a declaration, which identifies the vessel’s insurer and confirms that an arrangement with a response organization is in place. Failure of a vessel to comply with these requirements can result in a fine of up to C$1 million or imprisonment for a term of not more than 18 months, or both. Lesser offenses, such as failing to comply with the directions of a pollution prevention officer, are subject to a fine of not more than C$100,000, imprisonment for a term of not more than one year, or both.

CSA 2001 also makes it a strict liability offense to discharge a pollutant, including but not limited to, oil from a vessel. Vessels must have a shipboard oil pollution plan and implement the same in respect of an oil pollution incident. The maximum fine for marine pollution, or for failing to implement an oil pollution plan, is C$1 million or imprisonment for not more than 18 months, or both. If the discharge of a pollutant continues for more than one day, the person committing the offense may be convicted of a separate offense for each day on which the pollutant is discharged. Lesser offenses, such as failing to comply with directions of the Minister in respect of a pollution incident, are subject to a fine of not more than C$100,000, imprisonment for a term of not more than one year, or both. Depending upon the circumstances of the offense, a person convicted of an offense may be subject to other penalties, such as being liable to fund the cost of conducting research into the ecological use and disposal of the pollutant in respect of which the offense was committed.

Canada’s Department of Transport has also enacted regulations on ballast water management under CSA 2001. These regulations require the use of management practices, including mid-ocean ballast water exchange.

Migratory Birds Convention Act, 1994

The Migratory Birds Convention Act, or MBCA, implements Canada’s obligations under a bilateral Canada-United States treaty designed to protect migratory birds that cross North American land and water areas.

MBCA prohibits the deposit of any substance that is harmful to migratory birds in any waters or area frequented by migratory birds. Increased maximum fines range from C$300,000 to C$1 million or imprisonment from six months to three years, or both, which penalty provisions extend to the vessel’s owner, operator, master and chief engineer. MBCA imposes minimum fines, C$500,000 for an indictable offense and C$100,000 for a summary offense, for offenses committed by a vessel in excess of 5,000 tons deadweight. An offense can be committed by a “person” or a “vessel.”

MBCA extends to every master, chief engineer, owner and operator of a vessel and, if the vessel is owned by a corporation, to certain of its directors and officers, the duty to take reasonable steps to ensure a vessel’s compliance with the prohibition against harmful deposits. A foreign vessel may be detained within Canada’s Exclusive Economic Zone with the consent of the attorney general. MBCA grants discretion to the court, on application by a person who has incurred monetary loss as a result of an offense, to order the convicted party to pay compensation to that person.

The Canadian Environmental Protection Act, 1999

The Canadian Environmental Protection Act, or CEPA, regulates water pollution, including disposal at sea and the management of hazardous waste. Insofar as the offshore drilling industry is concerned, CEPA prohibits the disposal or incineration of substances at sea except with a permit issued under CEPA, the importation or exportation of a substance for disposal at sea without a permit, and the loading on a ship of a substance for disposal at sea without a permit.

Contravention of CEPA can result in maximum fines ranging from C$300,000 to C$1 million or imprisonment from six months to three years, or both. The penalties may be increased if damage to the environment results and the person acted intentionally or recklessly. A vessel also may be seized or detained for contravention of CEPA’s prohibitions. Costs and expenses of measures taken to remedy a condition or mitigate damage resulting from an offense are also recoverable. CEPA establishes civil liability for restoration of the environment, costs and expenses incurred relating to prevention or remedying environmental damage, or an environmental emergency. Limited defenses are provided but generally would not cover violations arising from ordinary vessel operations.

Recent amendments to CEPA subject owners of ships and directors and officers of corporations that own ships to a duty of care to ensure that ships comply with CEPA provisions and its regulations concerning disposal at sea and with orders and directions made under CEPA. The amendments also expand the jurisdiction of Canadian courts to include the Exclusive Economic Zone of Canada.

Environmental Enforcement Act

The Environmental Enforcement Act, or EEA, received Royal Assent in June 2009 and amended nine existing statutes that are administered by Environment Canada and the Parks Canada Agency, including CEPA and the MBCA. Key provisions of the EEA raised maximum fines and introduced minimum fines for the first time. In particular, the EEA raises maximum fines to as high as C$6 million and establishes minimum fines for serious offenses which range between C$5,000 for individuals and C$500,000 for large corporations and vessels or ships of 7,500 tons deadweight or over (the minimum fine for serious offenses by small corporations and vessels or ships of less than 7,500 tons deadweight ranges between C$25,000 and C$75,000). Furthermore, the EEA provides enforcement officers with new powers to investigate cases and grants courts new sentencing authorities to ensure that penalties reflect the seriousness of the pollution and wildlife offenses. The EEA came into force in December 2010, except for provisions related to the penalty schemes of certain statutes, including the CEPA and MBCA. No coming into force date has been announced with respect to these provisions.

Marine Liability Act

The Marine Liability Act, which came into force in August 2001, is the principal federal legislation dealing with liability of ship owners and operators in relation to passengers, cargo, pollution and property damage. The Marine Liability Act implements various international maritime conventions and creates strict liability for a vessel owner for damages from oil pollution from a ship, as well as for the costs and expenses incurred for clean-up and preventive measures. Both governments and private parties can pursue vessel owners for damages sustained or incurred as a result of such an incident. Although the act does provide some limited defenses, they are generally not available for spills or pollution incidents arising out of the routine operation of a vessel. The act limits the overall liability of a vessel owner to amounts that are determined by the tonnage of the containership.

In 2009, amendments were made to the Marine Liability Act to enable the implementation of two additional international maritime conventions on pollution liability and compensation, the Supplementary Fund Protocol of 2003 to the 1992 International Oil Pollution Compensation Fund and the International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001. The amendments also introduce the creation of a maritime lien over foreign vessels for unpaid invoices to ship suppliers operating in Canada, and the establishment of a general limitation period of three years in federal law for maritime claims where a limitation period does not currently exist.

Nigeria

The Petroleum Act is the key Nigerian legislation that governs the oil and gas industry in Nigeria. We are also subject to Petroleum (Drilling and Production) Amendment Regulations 1988, Environmental Guidelines and Standards for the Petroleum Industry of Nigeria, and the Environmental Impact Assessment Act. There is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material.

Angola

The Petroleum Activities Law, as implemented by the Petroleum Operations Regulations approved in 2009, is the key Angolan legislation that covers the oil and gas industry. We are also subject to the Environmental Framework Law, the Regulations on Liability for Environmental Damages, Decree 39/00 (setting forth specific rules on environmental protection in the performance of petroleum operations), and Executive Decree 12/05 (setting out procedures for reporting of the occurrence of oil spills). There is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material.

Other International Operations

In addition to the requirements described above, OPCO’s international operations in the offshore drilling segment are subject to various other international conventions and laws and regulations in countries in which OPCO operates, including laws and regulations relating to the importation of and operation of drilling rigs and equipment, currency conversions and repatriation, oil and natural gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling rigs and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect OPCO’s ability to operate in certain jurisdictions. Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and natural gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling rigs may subject OPCO to increased costs or limit the operational capabilities of its drilling rigs and could materially and adversely affect OPCO’s operations and financial condition. In addition to the regulatory changes taking place in the United States, other countries are undertaking a review of the regulation of the offshore drilling industry following the Macondo incident.

Regulation of Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which set emission reduction targets through 2020, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and Canada, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. In addition, in December 2011,

Canada formally withdrew from the Kyoto Protocol and the Conference of the Parties to the United Nations Convention on Climate Change adopted the Durban Platform which calls for a process to develop binding emissions limitations on both developed and developing countries under the United Nations Framework Convention on Climate Change applicable to all Parties, including Nigeria and Angola.

On January 1, 2013, the IMO approved mandatory measures to reduce emissions of greenhouse gases from international shipping went into force. These include amendments to MARPOL Annex VI Regulations for the prevention of air pollution from ships adding a new Chapter 4 to Annex VI on Regulations on energy efficiency requiring the Energy Efficiency Design Index, or EEDI, for new ships, and the Ship Energy Efficiency Management Plan, or SEEMP, for all ships. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all ships of 400 gross tonnage and above. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations that regulate the emission of greenhouse gases. In 2009 and 2010, EPA adopted greenhouse reporting requirements for various onshore facilities, and also adopted a rule in 2011 imposing control technology requirements on certain stationary sources subject to the federal Clean Air Act. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, the United States, Canada, Angola, Nigeria, or other countries where we operate, or any treaty adopted at the international level, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

Crewing and Staff

As of December 31, 2012, approximately 683 offshore staff served on OPCO’s offshore drilling rigs and approximately 35 staff served onshore in technical, commercial and administrative roles in various countries. OPCO directly employs approximately 23% of the onshore staff and 8% offshore staff; certain subsidiaries of Seadrill employ the remaining crews, who serve on the drilling rigs pursuant to secondment agreements. Likewise, certain subsidiaries of Seadrill provide onshore advisory, operational and administrative support to OPCO’s operating subsidiaries pursuant to service agreements. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Advisory, Technical and Administrative Services Agreements.”

One of Seadrill’s top priorities is attracting and retaining motivated offshore personnel, and, as a result, it offers highly competitive employment packages and comprehensive benefits and opportunities for career development.

Some of Seadrill’s employees that provide services for OPCO and OPCO’s contracted labor are represented by collective bargaining agreements. Some of these agreements require the contribution of certain amounts to retirement funds and pension plans and special procedures for the dismissal of employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs for OPCO, other increased costs or increased operating restrictions that could adversely affect our financial performance.

Seadrill considers its relationships with the various unions as stable, productive and professional.

Legal Proceedings

From time to time OPCO has been, and we expect that in the future we and OPCO will be, subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or OPCO. Please also see Note 19, “Commitments and Contingencies—Legal Proceedings” to the audited Consolidated and Combined Carve-Out Financial Statements included elsewhere in this annual report.

Taxation of the Company

We are organized as a limited liability company under the laws of the Republic of the Marshall Islands and we are resident in the United Kingdom for taxation purposes by virtue of being centrally managed and controlled in the United Kingdom. Certain of our controlled affiliates are subject to taxation in the jurisdictions in which they are organized, conduct business or own assets. We intend that our business and the business of our controlled affiliates will be conducted and operated in a tax efficient manner. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions, which could affect our tax liabilities.

Marshall Islands

Because we and our controlled affiliates do not conduct business or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Marshall Islands law, and we do not expect this to change in the future. As a result, distributions OPCO receives from our controlled affiliates, and distributions we receive from OPCO, are not expected to be subject to Marshall Islands taxation.

United Kingdom

We are a resident of the United Kingdom for taxation purposes. Nonetheless, we expect that the distributions OPCO receives from our controlled affiliates, and the distributions we receive from OPCO, generally will be exempt from taxation in the United Kingdom under applicable exemptions for distributions from subsidiaries. As a result, we do not expect to be subject to a material amount of taxation in the United Kingdom as a consequence of our United Kingdom residency for taxation purposes.

United States

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, we are subject to U.S. federal income tax to the extent we earn income from U.S. sources or income that is treated as effectively connected with the conduct of a trade or business in the United States. We do not expect to earn a material amount of such income; however, we have a controlled affiliate that conducts drilling operations in the GOM that is subject to taxation by the United States on its net income and may be required to withhold U.S. federal tax from distributions it makes to its owner.

Other Jurisdictions and Additional Information

OPCO directly and indirectly owns or controls various additional subsidiaries that are subject to taxation in other jurisdictions. For additional information regarding the taxation of OPCO’s subsidiaries, please read Note 6 of our Consolidated and Combined Carve-Out Financial Statements included elsewhere in this annual report.

C.	Organizational Structure

We are a publicly traded limited liability company formed on June 28, 2012 as a wholly owned subsidiary of Seadrill Limited.

We listed our common units on the New York Stock Exchange in October 2012, under the ticker symbol “SDLP.”

We are incorporated under the laws of the Marshall Islands and maintain our principal executive headquarters at 13th Floor, One America Square, 17 Crosswall, London, EC3N 2LB, United Kingdom. Our telephone number at that address is +44 20 7063 7900.

A full list of our significant operating and rig-owning subsidiaries is included in Exhibit 8.1.

D.	Property, Plant and Equipment

We own a substantially modern fleet of drilling rigs. The following table sets forth the units that we own as at April 15, 2013:

Unit	Year Built	Water depth (feet)	Drilling depth (feet)	Current location	Month of contract expiry

Tender rigs
West Vencedor	2010	6 500	30 000	Angola	March 2015

Drillships
West Capella	2008	10 000	35 000	Nigeria	April 2019(1)

Semi-submersible
West Aquarius	2009	10 000	35 000	Canada	June 2015(2)
West Capricorn	2011	10 000	35 000	USA	July 2017(2)

(1)	Customer has committed to a five year extension from April 2014 to April 2019. Customer has the option to reduce the term of the extension to three years in exchange for an increase in the day rate. The option must be exercised by July 31, 2013.
(2)	Subject to option to extend for a further two years.

Other property, plant and equipment totaled $0.2 million as of December 31, 2012.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following should be read in conjunction with Item 3A “Key Information—Selected Financial Data,” Item 4 “Information on the Company” and our Consolidated and Combined Carve-Out Financial Statements and Notes thereto included elsewhere in this annual report. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. Our Consolidated and Combined Carve-Out Financial Statements have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars.

The following discussion assumes that our business was operated as a separate entity prior to our IPO on October 24, 2012. References in this annual report to OPCO’s “initial fleet” refer to the West Aquarius, the West Capricorn, the West Capella and the West Vencedor, all of which were contributed to OPCO at or prior to our IPO. The historical financial statements for periods prior to the completion of our IPO on October 24, 2012, which are discussed below, have been carved out of the consolidated financial statements of Seadrill, which operated the vessels in OPCO’s initial fleet for periods prior to our IPO and represent 100% of the combined results of operations of all of the drilling rigs in OPCO’s fleet.

Our financial position, results of operations and cash flows reflected in our Consolidated and Combined Carve-Out Financial Statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a separate public entity for all periods presented or of future results.

Overview

We are a growth-oriented limited liability company recently formed by Seadrill to own, operate and acquire offshore drilling rigs. Our drilling rigs are under long-term contracts with major oil companies such as Chevron, Total, BP and ExxonMobil with an average remaining term of 3.9 years as of December 31, 2012. We intend to grow our position in the offshore drilling market by continuing to provide excellent service to these customers with our modern, technologically advanced fleet. We also intend to leverage the relationships, expertise and reputation of Seadrill to re-contract OPCO’s fleet under long-term contracts and to identify opportunities to expand OPCO’s fleet through acquisitions. Seadrill is one of the world’s largest international offshore drilling contractors, and we believe Seadrill is, and will continue to be, motivated to facilitate our growth because of its significant ownership interest in us.

On October 24, 2012, we completed our IPO and in connection with our IPO, we issued 10,062,500 common units to the public (including 1,312,500 common units pursuant the underwriter’s option to purchase additional common unit in full) at a price of $22.00 per common unit and issued to Seadrill 14,752,525 common units and 16,543,350 subordinated units. The Seadrill Member received all of our incentive distribution rights.

In connection with our IPO, we acquired (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through our 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. We control Seadrill Operating LP through our ownership of its general partner and Seadrill Capricorn Holdings LLC through our ownership of the majority of the limited liability company interests. We refer to Seadrill Operating LP and Seadrill Capricorn Holdings LLC collectively, as “OPCO.” Seadrill owns the remaining 70% limited partner interest in Seadrill Operating LP and the remaining 49% limited liability company interest in Seadrill Capricorn Holdings LLC.

OPCO’s fleet consists of:

•	A 100% interest in the following three drilling rigs:

•	the semi-submersible West Aquarius , which was delivered from the shipyard in 2009 and is currently under a drilling contract with ExxonMobil that expires in June 2015;

•	the semi-submersible West Capricorn, which was delivered from the shipyard at the end of 2011 and commenced operations under a five-year drilling contract with BP that expires in July 2017; and

•	the semi-tender West Vencedor, which was delivered from the shipyard in early 2010 and is under a drilling contract with Chevron that expires in March 2015.

•	An approximate 56% interest in the drillship West Capella, which was delivered from the shipyard in 2008 and is under a drilling contract with Total that expires in April 2019.

Pursuant to the omnibus agreement that we entered into with Seadrill in connection with the closing of our IPO, Seadrill granted to us the right to purchase from Seadrill, either directly or through OPCO, two additional tender rig barges, the T-15 and the T-16, if their respective purchase price is agreed-upon in accordance with the provisions of the omnibus agreement, and granted to us a right of first offer on any proposed sale, transfer or other disposition to an unaffiliated third party of any equity interests in OPCO. Seadrill recently placed two additional semi-submersible drilling rigs, the West Mira and the West Leo, under contract for five or more years and have offered these drilling rigs to us pursuant to our rights under the omnibus agreement.

As discussed below under “—Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects,” the entities contributed to OPCO which own all of the assets in the periods discussed below, other than an approximate 44% interest in the West Capella. In addition, we only own a 30% limited partner interest in Seadrill Operating LP and a 51% limited liability company interest in Seadrill Capricorn Holdings LLC and thus are not entitled to all of OPCO’s distributions, if any. References in this Item 5 to “OPCO” when used in reference to periods prior to the date of our IPO, refer to 100% of the assets and operations of the entities that own and operate the vessels in OPCO’s initial fleet prior to the IPO, and when used in reference to periods subsequent to the date of the IPO or prospectively, refer to OPCO and its subsidiaries.

Our interest in OPCO represents our only cash-generating asset. We anticipate growing by acquiring additional drilling rigs and operations directly and through OPCO and by acquiring additional equity interests in OPCO.

We manage our business and analyze and report our results of operations in a single global segment. OPCO’s fleet is reviewed by the Chief Operating Decision Maker, which is the board of directors, as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.

OPCO’s Drilling Contracts

In general, each of OPCO’s drilling rigs is contracted to an oil and gas company to provide offshore drilling services at an agreed dayrate and for a fixed time period. Dayrates can vary, depending on the type of drilling rig and its capabilities, operating expenses, taxes and other factors, including contract length, geographical location and prevailing economic conditions.

An important factor in understanding our revenue is the economic utilization of the drilling rig. For a description of how we determine economic utilization, see “—Important Financial and Operational Terms and Concepts—Economic Utilization” below.

In addition to contracted daily revenue, customers may pay mobilization and demobilization fees for drilling rigs before and after their drilling assignments, and may also reimburse costs incurred by OPCO at their request for additional supplies, personnel and other services, not covered by the contractual dayrate.

OPCO’s Drilling Rigs

The following table provides information about OPCO’s fleet and drilling contracts during the historical periods presented in this “Item 5-Operating and Financial Review and Prospects”:

Drilling rigs	Year Built(1)	Customer	Country of Operations	Dayrates (USD)	Expiration Date
West Aquarius (2)	2009	ExxonMobil	Canada	530,000	June 2015
West Capricorn(3)	2011	BP	USA	487,000	July 2017
West Capella(2)	2008	Total	Nigeria	544,000	April 2019
West Vencedor(4)	2010	Chevron	Angola	210,000	March 2015

(1)	The West Aquarius, the West Capricorn, the West Capella and the West Vencedor commenced operations in 2009, 2012, 2009 and 2010, respectively.

(2)	The dayrate excludes any annual contract revenue adjustment, which is based on U.S. indices derived from the U.S. Bureau of Labor Statistics. The adjustment usually results in an escalation in the dayrates. Customer has committed to a five year extension from April 2014 to April 2019. Customer has the option to reduce the term of the extension to three years in exchange for an increase in the day rate. The option must be exercised by July 31, 2013.
(3)	The dayrate excludes estimated amortized rig rate charge of approximately $29,000 per day relating to a lump sum mobilization fee, contract revenues and reimbursables prior to the commencement of contract and a $5,000 per day catering and accommodation rate.
(4)	This drilling contract is denominated in U.S. Dollars, but approximately 27% of the dayrate is received in Euros. This table assumes an exchange rate of one Euro to $1.27. The dayrate excludes any annual contract revenue adjustment, which is based on U.S. indices derived from the U.S. Bureau of Labor Statistics. The adjustment usually results in an escalation in the dayrates.

For more information regarding the financing of OPCO’s drilling rigs, please see “—Liquidity and Capital Resources—Borrowing Activities—Rig Financing Agreements.”

Factors Affecting the Comparability of Future Results

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•

We do not own all of the interests in OPCO. As a result, our cash flow does not include distributions on Seadrill’s interest in OPCO. We own (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through our 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. We control Seadrill Operating LP through our ownership of its general partner and Seadrill Capricorn Holdings LLC through our ownership of the majority of its limited liability company interests. Seadrill owns the remaining 70% limited partner interest in Seadrill Operating LP and the remaining 49% limited liability company interest in Seadrill Capricorn Holdings LLC. The operating agreements of OPCO require it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution to us by OPCO and by us to our unitholders, our board of directors must approve the amount of cash reserves to be set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. Distributions by OPCO to Seadrill in respect of its ownership interest in OPCO is not included in our cash flow.

•

The size of OPCO’s fleet continues to change. Our Consolidated and Combined Carve-Out Financial Statements reflect changes in the size and composition of OPCO’s fleet due to certain rig deliveries and contract commencement dates. For instance, the West Vencedor was delivered and began operating pursuant to a drilling contract in March 2010 and, accordingly, our results of operations do not include amounts for the West Vencedor prior to such date. Furthermore, the West Capricorn was delivered from the shipyard at the end of 2011, and the contract commencement date occurred in July 2012. We expect OPCO’s fleet will continue to change over time. In addition, pursuant to the omnibus agreement we have the option to purchase the T-15 and the T-16 tender rigs at any time within 24 months after their respective acceptances by their customers, subject to agreement on price. Furthermore, we or OPCO may grow in the future through the acquisition of additional drilling rigs as part of our growth strategy.

•

Seadrill Operating LP’s ownership interest in West Capella has changed. The Consolidated and Combined Carve-Out Financial Statements included elsewhere in this annual report and in “—Operating Results” assumed a 100% ownership of the West Capella. Seadrill Operating LP, following the completion of the IPO owns an approximate 56% interest in the entity that owns and operates the West Capella. See Item 4 “Information on the Company—Business Overview— Joint Venture, Agency and Sponsorship Relationships.”

•

Our historical results of operations are affected by fluctuations in currency exchange rates. Part of our revenue is received in currencies other than the U.S. Dollar. A portion of the revenues under the contract for the West Vencedor is denominated and received in Euros. At an exchange rate of one Euro to $1.27 U.S. Dollars, approximately 27% of the revenue is received in Euros. In addition, the contract for the West Capella is denominated in U.S. Dollars, but 10% of the revenue is received in Nigerian Naira. Because we incur certain operating costs related to the West Capella in Nigerian Naira, we have been able to offset a significant portion of our foreign currency exposure with respect to revenues earned in Nigerian Naira.

•

Our historical results of operations reflect allocated administrative costs that may not be indicative of future administrative costs. The administrative costs included in our Consolidated and Combined Carve-Out Financial Statements for all periods prior to our IPO on October 24, 2012, have been determined by allocating Seadrill’s administrative expenses incurred by other entities in the Seadrill corporate group. These shared costs were charged to the respective rig operating companies at cost plus a margin of 5% and were allocated based on rig type, with a greater portion of costs charged to the larger drilling rigs compared to the smaller drilling rigs. These allocated costs may not be indicative of our future administrative costs. In connection with the closing of our IPO, we entered into management and administrative services agreements pursuant to which Seadrill Management provides significant administrative, financial and other support services and/or personnel to us, and we reimburse Seadrill Management for costs and expenses incurred in connection with the provision of those services under such agreements.

•

We will incur additional general and administrative expense as a publicly traded company. We expect we will incur approximately $2.0 million annually in additional general and administrative expenses as a publicly traded limited liability company that we did not incur for periods prior to our IPO, including costs associated with annual reports to unitholders, tax return preparation, investor relations, registrar and transfer agent fees, audit fees, legal fees, incremental director and officer liability insurance costs and directors’ compensation.

•

We may enter into different financing agreements. The financing agreements, including the interest expense relating thereto, currently in place may not be representative of the agreements that will be in place in the future. For example, we may amend our existing credit facilities or enter into new financing agreements and such new agreements may not be on the same terms as Seadrill’s financing agreements. In connection with the closing of our IPO, OPCO entered into a $300 million revolving credit facility with Seadrill as the lender, which we refer to as the sponsor credit facility. For descriptions of our current financing agreements, please read “—Item 5. Liquidity and Capital Resources—Borrowing Activities.”

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	OPCO’s ability to successfully employ its drilling rigs at economically attractive dayrates as long-term contracts expire or are otherwise terminated;

•	the ability to maintain good relationships with OPCO’s existing customers and to increase the number of customer relationships;

•

the number and availability of our or OPCO’s drilling rigs, including our or OPCO’s ability to exercise the options to purchase the T-15 and the T-16, the West Mira, the West Leo and any future options that may arise under the omnibus agreement or otherwise;

•	changes in our ownership of OPCO;

•	fluctuations in the price of oil and natural gas, which influence the demand for offshore drilling services;

•	the effective and efficient technical management of OPCO’s drilling rigs;

•	OPCO’s ability to obtain and maintain major oil and gas company approvals and to satisfy their quality, technical, health, safety and compliance standards;

•	economic, regulatory, political and governmental conditions that affect the offshore drilling industry;

•	accidents, natural disasters, adverse weather, equipment failure or other events outside of our control that may result in downtime;

•	mark-to-market changes in interest rate swaps;

•	foreign currency exchange gains and losses;

•	our access to capital required to acquire additional drilling rigs or equity interests in OPCO and/or to implement our business strategy;

•	increases in crewing and insurance costs;

•	the level of debt and the related interest expense and amortization of principal; and

•	the level of any distribution on our common units.

Please read Item 3“Key Information—Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Contracted Revenues and Dayrates. In general, each of OPCO’s drilling rigs is contracted for a fixed term to an oil and gas company to provide offshore drilling services at an agreed dayrate. A drilling rig will be “stacked” if it has no contract in place. Drilling rigs may be either warm stacked or cold stacked. When a rig is warm stacked, the rig is idle but operational and typically retains most of its crew and can deploy quickly if an operator requires its services. Cold stacking a rig involves reducing the crew to either zero or just a few key individuals and storing the rig in a harbor, shipyard or designated area offshore.

Currently, dayrates in the industry range from approximately $130,000 to $235,000 per day for tender rigs and semi-tenders and from $230,000 to $650,000 per day for semi-submersibles and drillships, depending on the drilling rig’s capabilities, operating expenses, taxes and other factors, including contract length, geographical location and prevailing economic conditions

To the extent that OPCO’s operations are interrupted due to equipment breakdown or operational failures, OPCO does not generally receive dayrate compensation for the period of the interruption in excess of contractual allowances. Furthermore, OPCO’s dayrates can be reduced in instances of interrupted or suspended service due to, among other things, repairs, upgrades, weather, maintenance, force majeure or requested suspension of services by the customer and other operating factors.

Our contracts may generally be terminated by the customer in the event the drilling rig is destroyed or lost or if drilling operations are suspended for an extended period of time as a result of a breakdown of equipment, “force majeure” or upon the occurrence of other specified conditions.

The terms and conditions of the contracts allow for compensation when factors beyond OPCO’s control, including weather conditions, influence the drilling operations and, in some cases, for compensation when OPCO performs planned maintenance activities. In many of OPCO’s contracts, OPCO is entitled to cost escalation to compensate for industry specific cost increases as reflected in publicly available cost indices.

In connection with drilling contracts, OPCO may receive lump sum fees for the mobilization of equipment and personnel or for capital additions and upgrades prior to commencement of drilling services. These up-front fees are recognized as revenue over the original contract term, excluding any extension option periods.

In some cases, OPCO may receive lump sum non-contingent fees or dayrate based fees from customers for demobilization upon completion of a drilling contract. Non-contingent demobilization fees are recognized as revenue on a straight line basis over the original contract term, excluding any extension option periods. Contingent demobilization fees are recognized as earned upon completion of the drilling contract.

Economic Utilization. Economic utilization is calculated as the total revenue received during the period divided by the full operating dayrate multiplied by the number of days in the period excluding bonuses. In arriving at economic utilization, we have taken into account certain contractual elements that generally exist in our drilling contracts. For example, drilling contracts generally provide for a general repair allowance for preventive maintenance or repair of equipment, which could range between 18 to 48 hours per month. Such allowance varies from contract to contract, and OPCO may be compensated at the full operating dayrate or at a reduced operating dayrate for such general repair allowance.

In addition, drilling contracts typically provide for situations where the drilling rig would operate at reduced operating dayrates, such as, among others, a standby rate, where the rig is prevented from commencing operations for reasons such as bad weather, waiting for customer orders, waiting on other contractors; a moving rate, where the drilling rig is in transit between locations; a reduced performance rate in the event of major equipment failure; or a force majeure rate in the event of a force majeure that causes the suspension of operations. In addition, in limited circumstances, the drilling rig could operate at a zero rate in the event of a shutdown of operations for repairs where the general repair allowance has been exhausted or for any period of force majeure in excess of a specific number of days allowed under a drilling contract. Operating at these reduced rates impacts the economic utilization of the rig. We then use this metric to determine if changes in the operations of a rig should be implemented to increase economic utilization.

Rig Operating Expenses. Rig operating expenses are costs associated with operating a drilling rig that is either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where we operate the rigs.

Reimbursable Revenues and Expenses. Reimbursable revenues are revenues that constitute reimbursements from OPCO’s customers for reimbursable expenses. Reimbursable expenses are expenses OPCO incurs on behalf, and at the request, of customers, and include provision of supplies, personnel and other services that are not covered under the drilling contract.

Mobilization and Demobilization Expenses. Mobilization costs incurred as part of a contract are capitalized and recognized over the original contract term, excluding any extension option periods. Costs related to first time mobilization are capitalized and depreciated over the lifetime of the rig. The costs of relocating drilling rigs that are not under contract are expensed as incurred. Demobilization costs are costs related to the transfer of a rig to a safe harbor or different geographic area and are expensed as incurred.

General and Administrative Expenses. General and administrative expenses are composed of general overhead, including personnel costs, legal and professional fees, property costs and other general administration expenses. For the historical periods presented, certain administrative expenses have been carved out from the administrative expenses of Seadrill and allocated or charged to OPCO based on rig type, with a greater portion of costs allocated or charged to the larger drilling rigs compared to the smaller drilling rigs.

Depreciation and Amortization. Depreciation and amortization costs are based on the historical cost of OPCO’s drilling rigs. Rigs are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of OPCO’s rigs, when new, is 30 years. Costs related to periodic surveys of drilling rigs are capitalized as part of drilling rigs and amortized over the anticipated period between surveys, which is generally five years. These costs are primarily shipyard costs and the cost of employees directly involved in the work. Amortization costs for periodic surveys are included in depreciation and amortization expense.

Interest Expense. Our interest expense depends on the overall level of debt, and may significantly increase if we incur additional debt, for instance to acquire additional drilling rigs or additional equity interests in OPCO. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes.

Interest expense may be reduced as a consequence of capitalization of interest expenses relating to drilling rigs under construction. Interest expense is capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at our current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. Amounts beyond the actual interest expense incurred in the period are not capitalized.

The Combined Carve-Out Financial Statements include an allocation of interest expense on Seadrill’s general corporate debt, based upon the fair value of OPCO’s fleet in proportion to the fair value of Seadrill’s fleet for periods prior to our IPO. This allocation has not occurred for periods subsequent to our IPO and actual interest expense is included in the consolidated financial statements.

Deferred Charges. Loan related costs, including debt arrangement fees, are capitalized and amortized over the term of the related loan and are included in interest expense.

Impairment of Long-Lived Assets. The carrying value of long-lived assets are reviewed for impairment whenever certain trigger events indicate that the carrying amount of an asset may no longer be appropriate. Recoverability of the carrying value of the asset is assessed by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recognized based on a determination of the asset fair value.

Gain/loss on Interest Rate Swaps. A portion of Seadrill’s mark-to-market adjustments for interest rate swap derivatives were allocated to the Combined Carve-Out Statement of Operations for periods prior to our IPO on the basis of OPCO’s portion of Seadrill’s floating rate debt. Post IPO any mark-to-market adjustments for interest rate swap derivatives are based on specific swaps that the company entered into with Seadrill.

Customers

The following table represents the break-down of contract and reimbursable revenues by customer and geography for the years ended December 31, 2012, 2011 and 2010:

			2012		2011		2010
Customer	Country	Rig Name	($ in millions)%		($ in millions)%		($ in millions)%
Total	Nigeria	West Capella	$209.8	36%	$204.7	41%	$204.1	43%
ExxonMobil (1)	China	West Aquarius	84.1	14%	115.7	23%	49.1	10%
ExxonMobil (1)	Vietnam	West Aquarius	39.1	7%	60.6	12%	—	—
ExxonMobil (1)	Malaysia	West Aquarius	—	—	30.8	6%	—	—
ExxonMobil (1)	Indonesia	West Aquarius	—	—	—	—	49.6	10%
ExxonMobil (1)	Philippines	West Aquarius	—	—	—	—	111.0	23%
ExxonMobil (1)	Canada	West Aquarius	87.3	14%	—	—	—	—
ExxonMobil (1)	Other	West Aquarius	—	—	2.7	1%	2.8	1%
BP	USA	West Capricorn	88.2	14%
Chevron	Angola	West Vencedor	86.3	15%	82.7	17%	61.7	13%
Total			$594.8	100%	$497.2	100%	$478.3	100%

(1)	For each country where the West Aquarius operates under its International Drilling Contract, a specific local contract and corresponding dayrate is agreed between the local ExxonMobil operating company and the local Seadrill subsidiary. In addition, the International Drilling Contract permits ExxonMobil to assign the contract to third parties in certain circumstances. See Item 4 “Information on the Company—Business Overview—Drilling Contracts.”

Inflation

All of OPCO’s drilling rigs operate under long-term contracts. As of December 31, 2012, the average remaining term is 3.9 years for OPCO’s drilling rigs. The majority of these contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from long term contracts, all of OPCO’s long term contracts include escalation provisions. These provisions allow OPCO to adjust the dayrates based on stipulated cost increases, including wages, insurance and maintenance cost. However, because these escalations are normally performed on an annual basis, the timing and amount awarded as a result of such adjustments may differ from actual cost increases, which could adversely affect the stability of OPCO’s and our cash flow and ability to make cash distributions.

Critical Accounting Estimates

The preparation of the Consolidated and Combined Carve-Out Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. Basis of preparation and significant accounting policies are discussed in Note 1 “General Information”, and Note 2 “Accounting Policies”, of the notes to our Consolidated and Combined Carve-Out Financial Statements appearing elsewhere in this annual report. We believe that the following are the critical accounting estimates used in the preparation of the Consolidated and Combined Carve-Out Financial Statements. In addition, there are other items within the Consolidated and Combined Carve-Out Financial Statements that require estimation.

Drilling Rigs

Rigs, vessels and equipment are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of our semi-submersible drilling rigs, drillships and tender rigs, when new, is 30 years.

Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset’s value for its remaining useful life are capitalized and depreciated over the remaining life of the asset.

We determine the carrying value of these assets based on policies that incorporate our estimates, assumptions and judgments relative to the carrying value, remaining useful lives and residual values. The assumptions and judgments we use in determining the estimated useful lives of our drilling rigs reflect both historical experience and expectations regarding future operations, utilization and performance. The use of different estimates, assumptions and judgments in establishing estimated useful lives could result in materially different net book values of our drilling rigs and results of operations.

The useful lives of rigs and related equipment are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions and changes in laws or regulations affecting the drilling industry. We re-evaluate the remaining useful lives of our drilling rigs as and when certain events occur which directly impact our assessment of their remaining useful lives and include changes in operating condition, functional capability and market and economic factors.

The carrying values of our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We assess recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. In general, impairment analyses are based on expected costs, utilization and dayrates for the estimated remaining useful lives of the asset or group of assets being assessed. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable. Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by our assets, and reflect management’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of our assets and could materially affect our results of operations.

Rig Specific Debt

OPCO’s debts relating to the West Capella, the West Aquarius and the West Vencedor drilling rigs are held by Seadrill in connection with loan facilities which also cover non-OPCO drilling rigs. Accordingly, OPCO’s share of these loan facilities, interest expense, deferred financing fees and related repayments and drawdowns for all periods presented have been carved-out based on the relative fair value of the OPCO’s drilling rigs for the periods presented prior to our IPO on October 24, 2012, which is based on external fair value assessments as of December 31, 2011. The application of such relative fair values techniques requires the making of assumptions through the use of judgment. Had, for example, dates other than December 31, 2011 been chosen for the fair value assessments, or different valuation specialists selected to undertake the valuations, the allocation of the OPCO’s debt could have been different.

For the period presented post IPO, OPCO’s debt relating to the above drilling rigs is based on related party agreements with Seadrill, which mirror the terms of external agreement with third party lenders.

Derivative Instruments

Seadrill uses derivative financial instruments to reduce interest rate risks. The Consolidated and Combined Carve-Out Statements of Operations prior to the IPO include an allocation of Seadrill’s derivatives’ gains and losses related to mark-to-market adjustments on floating to fixed interest rate swaps on the basis of OPCO’s proportion of Seadrill’s floating rate debt. It is also necessary to use judgment in estimating the value of the interest rate swap derivatives forming the basis of the mark-to-market adjustment. If different assumptions had been made, the amounts allocated to the statement of operations would have been different. For the period after the IPO, the Company entered into its own interest rate swap agreements with Seadrill.

We do not use hedge accounting for these instruments.

Income Taxes

Income taxes, as presented for the periods presented prior to our IPO, are calculated on an “as if” separate tax return basis. Seadrill’s global tax model has been developed based on its entire business. Accordingly, the tax results are not necessarily reflective of the results that we would have generated on a stand-alone basis. Income tax expense is based on reported income or loss before income taxes.

For the period after our IPO, Seadrill Partners LLC is organized in the Republic of the Marshall Islands and resident in the United Kingdom for taxation purposes. We and our controlled affiliates do not conduct business or operate in the Republic of the Marshall Islands and therefore are not subject to income, capital gains, profits or other taxation under current Marshall Island law. As a tax resident of the United Kingdom we are subject to tax on income earned from sources within the United Kingdom. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently income taxes have been recorded in these jurisdictions when appropriate.

Significant judgment is involved in determining the provision for income taxes. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. The Company recognizes tax liabilities based on its assessment of whether its tax positions are more likely than not sustainable, based on the technical merits and considerations of the relevant taxing authority’s widely understood administrative practices and precedence.

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. Deferred tax assets and liabilities are based on temporary differences that arise between carrying values used for financial reporting purposes and amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax loss carry forwards. A deferred tax asset is recognized only to the extent that it is more likely than not that future taxable profits will be available against which the asset can be utilized. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted.

New Accounting Pronouncements

Refer to Note 2 “Accounting policies” of the Combined and Consolidated Carve-out Financial Statements included elsewhere in this annual report.

A.	Operating Results

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The following table summarizes our operating results for the years ended December 31, 2012 and 2011:

	Year Ended December 31,		Increase/Decrease
	2012	2011	$	%
	($ in millions)

Contract revenues	$564.1	$485.0	$79.1	16.3%
Reimbursable revenues	30.7	12.2	18.5	151.6%
Other revenues	19.1	—	19.1	n/a
Total operating revenues	$613.9	$497.2	$116.7	23.5%

Vessel and Rig operating expenses	(206.5)	(157.5)	49.0	31.1%
Reimbursable expenses	(29.9)	(11.7)	18.2	155.6%
Depreciation and amortization	(74.9)	(57.8)	17.1	29.6%
General and administrative expenses	(22.1)	(17.0)	5.1	30.0%
Total operating expenses	$(333.4)	$(244.0)	$89.4	36.6%

Net operating income	280.5	253.2	27.3	10.8%

Interest income	1.7	—	1.7	n/a
Interest expense	(41.0)	(31.9)	9.1	28.5%
Loss on derivative financial instruments	(19.2)	(52.1)	(32.9)	(63.1)%
Currency exchange (loss) / gain	(2.2)	(0.5)	1.7	340%
Total financial items	$(60.7)	$(84.5)	$(23.8)	(28.2)%
Income before income taxes	219.8	168.7	51.1	30.3%

Income taxes	(31.5)	(27.6)	3.9	14.1%
Net Income	$188.3	$141.1	$47.2	33.5%

Contract Revenues

Contract revenue increased by $79.1 million, or 16.3%, to $564.1 million, for the year ended December 31, 2012, from $485.0 million in the year ended December 31, 2011. The increase was primarily due to the West Capricorn commencing operations for BP during July 2012, with a contribution of $88.2 million. In addition, contract revenues increased due to increased utilization for the West Capella and the West Vencedor, which resulted in increased contract revenues of $5.0 million and $4.3 million, respectively. This was partly offset by a decrease of $18.4 million due to the West Aquarius mobilizing from southeast Asia to Canada at a reduced dayrate. The following table summarizes average daily revenues and economic utilization percentage by drilling rig type of OPCO’s fleet for the periods presented:

	Year Ended December 31,
	2012		2011
	Average Daily Revenues (USD)	Economic Utilization	Average Daily Revenues (USD)	Economic Utilization
Semi-submersible rigs	$440,100	83.7%	$551,600	92.2%
Drillship	$549,200	100.0%	$515,500	94.8%
Tender rig	$210,500	100.0%	$204,300	97.4%

(1)	Average daily revenues are the average revenues for each type of rig, based on the actual days available for each rig of that type.
(2)	Economic utilization is calculated as the total revenue received divided by the full operating dayrate multiplied by the number of days in the period, excluding bonuses.

Reimbursable Revenues

Reimbursable revenue increased by $18.5 million, or 151.6%, to $30.7 million for the year ended December 31, 2012, from $12.2 million in the year ended December 31, 2011. The increase was mainly due to the West Aquarius mobilizing to Canada, as well as certain client-requested upgrades to the West Aquarius in the amount of $28.6 million. There was also an increase in reimbursable revenue related to the West Vencedor of $1.3 million.

Other revenues

During the year ended December 31, 2012, we earned other revenues within our Nigerian service company of $19.1 million relating to certain services, including the provision of onshore and offshore personnel, which we provided to Seadrill’s West Polaris drilling rig that was operating in Nigeria during that period.

Rig Operating Expenses

Rig operating expenses increased by $49.0 million, or 31.1%, to $206.5 million in the year ended December 31 2012, from $157.5 million in the year ended December 31, 2011. This increase was primarily due to the West Capricorn, the West Aquarius each commencing operations in 2012 which accounted for an increase of $27.6 million, $6.7 million and $18.3 million, respectively, in rig operating expenses. During the year we provided certain services, including the provision of onshore and offshore personnel, which we provided to Seadrill West Polaris drilling rig that was operating in Nigeria during that period. (See Other Revenues and Related Parties note).

Reimbursable Expenses

Reimbursable expenses increased by $18.2 million, or 155.6%, to $29.9 million for the year ended December 31, 2012 from $11.7 million in the year ended December 31, 2011. The increase was mainly due to the West Aquarius mobilizing to Canada, and expenses of $28.2 million incurred as part of a client-requested upgrade to the West Aquarius. There was also an increase in reimbursable expenses of $1.3 million related to the West Vencedor.

Depreciation and Amortization

Depreciation and amortization expenses increased by $17.1 million, or 29.6%, to $74.9 million for the year ended December 31, 2012, from $57.8 million in the year ended December 31, 2011. The increase was primarily due to the West Capricorn commencing operations in July 2012, and depreciation commencing in June amounted to $16.0 million for the year.

General and Administrative Expenses

General and administrative expenses increased by $5.1 million, or 30.0%, to $22.1 million for the year ended December 31, 2012, from $17.0 million for the year ended December 31, 2011. The increase was primarily due to the West Capricorn commencing operation in July 2012, and setting up a new office in Canada for the West Aquarius . Furthermore, general and administrative expenses increased as a result of an IT project, which has been more expensive than originally anticipated.

Interest Income

Interest income for the year ended December 31, 2012 relates to the interest earned on cash held at bank of $0.5 million, as well as, interest earned on the West Capricorn deferred mobilization revenue of $1.2 million. No interest income was earned in the year ended December 31, 2011.

Interest Expense

Interest expense increased from $31.9 million in 2011 to $41.0 million in 2012. The increase in the interest expense is primarily due to the $550 million secured credit facility in December 2011, which was used to partly fund the delivery of the West Capricorn. Only one month’s interest was charged on this facility in 2011 compared to all of 2012. There has not been a significant change in the general interest rates during the period.

Other Financial Items

Other financial items reported in the income statement include the following items:

	Year Ended
(US$ millions)	December 31, 2012	December 31, 2011
Interest income	1.7	—
Loss on derivative financial instruments	(19.2)	(52.1)
Foreign exchange loss	(2.2)	(0.5)
Total other financial items	(19.7)	(52.6)

In 2012, we recognized losses from derivative instruments of $19.2 million compared to a loss of $52.1 million in 2011. The decrease relates to an interest rate swap loss incurred by Seadrill in 2012, which was allocated to the combined carve-out financial statements.

Income Taxes

Income taxes increased $3.9 million, or 14.1%, from $27.6 million for the year ended December 31, 2011 to $31.5 million for the year ended December 31, 2012. The increase was primarily due to:

•	an increase in Nigeria tax expense of $1.0 million resulting from additional revenue earned by the West Capella during 2012;

•	an increase in United States tax expense of $0.9 million resulting from the West Capricorn beginning operations and earning revenue in the Gulf of Mexico in the fourth quarter of 2012; and

•	an increase in China tax expense of $0.8 million and an increase of Canada tax expense of $0.8 million resulting from the West Aquarius operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The following table summarizes our operating results for the years ended December 31, 2011 and 2010:

($ in millions)	Year Ended December 31,		Increase/Decrease
	2011	2010	$	%

Contract revenues	$485.0	$467.6	$17.4	3.7%
Reimbursable revenues	12.2	10.7	1.5	14.0%
Total operating revenues	$497.2	$478.3	$18.9	4.0%

Vessel and rig operating expenses	(157.5)	(131.8)	25.7	19.5%
Reimbursable expenses	(11.7)	(8.7)	3.0	34.5%
Depreciation and amortization	(57.8)	(56.8)	1.0	1.8%
General and administrative expenses	(17.0)	(11.4)	5.6	49.1%
Total operating expenses	$(244.0)	$(208.7)	$35.3	16.9%

Net operating income	253.2	269.6	(16.4)	(6.1)%
Interest expense	(31.9)	(35.6)	(3.7)	(10.4)%
Loss on derivative financial instruments	(52.1)	(22.5)	29.6	131.6%
Currency exchange loss	(0.5)	—	(0.5)	—
Total financial items	$(84.5)	$(58.1)	$26.4	45.4%
Income before income taxes	168.7	211.5	(42.8)	(20.2)%

Income taxes	(27.6)	(35.0)	(7.4)	(21.1)%
Net Income	$141.1	$176.5	$(35.4)	(20.1)%

Contract revenues

Contract revenues increased by $17.4 million, or 3.7%, to $485.0 million, for the year ended December 31, 2011, from $467.6 million for the same period in 2010. The increase was primarily due to a contribution of an additional $21.0 million from a full year of operations of the West Vencedor, which commenced operations in March 2010, partially offset by lower utilization on the West Aquarius in 2011. The lower utilization of the West Aquarius, which resulted in a reduction in revenue of $12.0 million, was in turn partially offset by a higher dayrate, which had a positive impact in revenue of $9.3 million, during the 2011 period. The increase in dayrate was intended to compensate for the anticipated higher operating expenses and taxes associated with operations of the West Aquarius in China.

The following table summarizes average daily revenues and economic utilization percentage by drilling rig type of OPCO’s fleet for the periods presented:

	Year Ended December 31,
	2011		2010
	Average Daily Revenues	Economic Utilization	Average Daily Revenues	Economic Utilization
Semi-submersible rigs	$551,600	92.2%	$566,700	97.9%
Drillship	$515,500	94.8%	$516,800	95.0%
Tender rig	$204,300	97.4%	$194,300	95.2%

(1)	Average daily revenues are the average revenues for each type of rig, based on the actual days available for each rig of that type.
(2)	Economic utilization is calculated as the total revenue received divided by the full operating dayrate multiplied by the number of days in the period, excluding bonuses.

Reimbursable Revenues

Reimbursable revenues increased by $1.5 million, or 14.0%, to $12.2 million, for the year ended December 31, 2011, from $10.7 million for the same period in 2010. The increase was primarily due to rig modifications on the West Aquarius following the assignment of its drilling contract to different customers during 2011 and increased reimbursable revenue for the West Capella, which led to a higher level of reimbursable revenues in the amount of $3.5 million. Reimbursable revenues in 2010 included $2.0 million relating to the modification of the West Vencedor in 2010.

Rig Operating Expenses

Rig operating expenses increased by $25.7 million, or 19.5%, to $157.5 million, for the year ended December 31, 2011, from $131.8 million for the same period in 2010. The increase was partially due to an $11.9 million increase in operating costs for the West Aquarius as a result of the operations in China, which was largely mitigated by an increased dayrate. Further, rig operating expenses increased due to a full year of operations for the West Vencedor of $7.4 million, and the West Capella of $1.6 million.

Reimbursable Expenses

Reimbursable expenses increased by $3.0 million, or 34.5%, to $11.7 million, for the year ended December 31, 2011, from $8.7 million for the same period in 2010. The increase was primarily due to the West Aquarius assignment of its drilling contract to different operators during 2011 and also an increase in reimbursable expenses related to the West Capella. This effect totaled $3.3 million, and was partly offset by a decrease of $0.3 million related to the West Vencedor. The smaller reduction in reimbursable expenses for the West Vencedor compared to the reduction in reimbursable revenue was due to a higher profit margin on the West Vencedor modification project in 2010.

Depreciation and Amortization

Depreciation and amortization increased by $1.0 million, or 1.8%, to $57.8 million, for the year ended December 31, 2011, from $56.8 million for the same period in 2010. The increase was primarily due to a full year of depreciation of the West Vencedor compared to approximately 10 months of depreciation in 2010.

General and Administrative Expenses

General and administrative expenses increased by $5.6 million, or 49.1%, to $17.0 million, for the year ended December 31, 2011, from $11.4 million for the same period in 2010. The increase was primarily due to:

•

the transfer of the rig management of the West Vencedor from Singapore to Dubai, the start-up costs of the Dubai office during 2011 and a full year of operations of this rig, resulting in an increase of $2.0 million;

•	the transfer of the rig management of the West Capella from Norway to Dubai and start-up costs of the Dubai office during 2011 resulting in an increase of $1.3 million;

•	the transfer of the rig management of the West Aquarius from Norway to Singapore, resulting in an increase of $0.5 million; and

•	the preparation for the commencement of operations of the West Capricorn, resulting in an increase of $1.0 million.

Interest Expense

Interest expense decreased by $3.7 million, or 10.4%, to $31.9 million for the year ended December 31, 2011, compared to interest expense of $35.6 million for the same period in 2010. The change was primarily due to a decrease in allocation of interest expense on general corporate debt that resulted from increased capitalization of interest expense in Seadrill, from $59 million in 2010 to $73 million in 2011. This is a result of the increase in newbuilding activity and therefore capitalization of interest in Seadrill from 2010 to 2011, from $1.2 billion in 2010 to $2.5 billion in 2011. Interest expense was also affected by the retirement of debt of $132.7 million during the year, partially offset by a full year of interest expense for debt incurred related to the West Vencedor.

Loss on Interest Rate Swaps

Seadrill enters into interest rate swap derivatives on a group-wide basis to manage its interest rate risk exposure. Seadrill incurred losses on interest rate swaps of $314 million in the year ended December 31, 2011. OPCO’s share of Seadrill’s loss on interest rate swaps for the year ended December 31, 2011 was $52.1 million, compared to a loss of $22.5 million for the same period in 2010. The losses were due to relatively low interest rates throughout 2010 and 2011, compared to prevailing rates at the time of entering into the swap contracts. Part of the loss related to these swaps has been allocated to OPCO based on OPCO’s portion of Seadrill’s floating rate debt.

Foreign Exchange Loss

Foreign exchange loss of $0.5 million in 2011 related to a portion of the West Vencedor’s dayrates, which are received in Euros.

Income Taxes

Income taxes decreased from $35.0 million in 2010 to $27.6 million in 2011, a decrease of $7.4 million, or 21.1%. The decrease was primarily due to:

•	a decrease in tax expense in Cyprus of $6.5 million from 2010 to 2011 due to the exit of the West Aquarius out of Cyprus, which was effective as of July 2010;

•	a decrease in tax expense from the operations of the West Aquarius of $1.4 million due to a reduction in revenues resulting from lower utilization in 2011; and

•	a decrease in tax expense in Nigeria of $0.8 million from 2010 to 2011 related to the operations of the West Capella; and partially offset by:

•

an increase in tax expense in Angola of $1.1 million from 2010 to 2011, primarily due to the recognition of a deferred tax asset of $1.4 million in 2010 attributable to tax paid on the lump sum mobilization fee received upon commencement of contract, and the impact of a full year of operations in 2011 of the West Vencedor.

B.	Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and our primary liquidity needs are to finance the purchase of additional drilling rigs and other capital expenditures, service our significant debt, fund investments (including the equity portion of investments in drilling rigs), fund working capital, maintain cash reserves against fluctuations in operating cash flows and pay distributions. We expect to fund our short-term liquidity needs through a combination of cash generated from operations and debt and equity financings.

As of December 31, 2012, our cash and cash equivalents were $19.4 million, compared to $15.4 million as of December 31, 2011. In connection with the closing of our IPO, OPCO entered into a five-year $300 million revolving credit facility with Seadrill as the lender, which we refer to as the sponsor credit facility. As of December 31, 2012, our sponsor credit facility was undrawn. We believe our current resources, including the potential borrowings under the sponsor credit facility, are sufficient to meet our working capital requirements for our current business for at least the next twelve months. Generally, our long-term sources of funds will be a combination of borrowings from and leasing arrangements with commercial banks, cash generated from operations and debt and equity financing. Because we distribute all of our available cash, we expect that we will rely upon financing from related parties and external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our funding and treasury activities are intended to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in Euros and Nigerian Naira. We have not entered into any foreign currency derivatives related to the Euro or Naira in the periods presented, and, therefore, the

Consolidated and Combined Carve-Out Financial Statements do not include any unrealized gains or losses on foreign currency derivatives. Because we incur certain operating costs related to the West Capella in Nigerian Naira, we have been able to offset a significant portion of our foreign currency exposure with respect to revenues earned in Nigerian Naira.

As OPCO’s fleet matures and expands, long-term maintenance expenses will likely increase. We are not aware of any regulatory changes or environmental liabilities that would have a material impact on our or OPCO’s current or future operations.

As of December 31, 2012 and December 31, 2011, our current liabilities exceeded current assets by $177.9 million and $157.3 million, respectively. This is due to the historic financial positions of OPCO, historic interaction between OPCO and the Seadrill Limited group, and that amounts due to and due from OPCO to other Seadrill entities are recognized within owner’s equity in the Combined Carve-Out Financial Statements. Because Seadrill used a centralized cash management system, whereby cash held at a subsidiary level is swept on a daily basis into a centralized treasury function at Seadrill, intercompany payables and receivables outstanding for the periods presented prior to our IPO have been deemed to have been treated as equity by OPCO.

OPCO’s participation in the Seadrill Limited group centralized cash management system was discontinued at the completion of our IPO as part of the transactions by which we acquired our interest in OPCO. We had operating cash flow of $154.1 million and $293.6 million in the year ended December 31, 2012 and 2011, respectively.

Estimated Maintenance and Replacement Capital Expenditures

OPCO’s operating agreements require it to distribute its available cash each quarter. In determining the amount of cash available for distribution, our board of directors determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures OPCO is required to make to maintain its fleet, OPCO’s initial annual estimated maintenance and replacement capital expenditures will be $76.7 million per year, which is comprised of $29.5 million for long term maintenance and society classification surveys and $47.2 million, including financing costs, for replacing our rigs at the end of their useful lives.

The estimate for future rig replacement is based on assumptions regarding the remaining useful life of OPCO’s rigs, a net investment rate applied on reserves, replacement values of OPCO’s rigs based on current market conditions, and the residual value of the rigs. The actual cost of replacing the rigs in OPCO’s fleet will depend on a number of factors, including prevailing market conditions, drilling contract operating dayrates and the availability and cost of financing at the time of replacement. Our operating agreement requires our board of directors to deduct from our operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as society classification surveys and rig replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders. Please read Item 3 “Key Information—Risk Factors—Risks Inherent in Our Business—OPCO must make substantial capital and operating expenditures to maintain and replace the operating capacity of its fleet, which will reduce our cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.”

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

($ in millions)	Year Ended December 31,
	2012	2011	2010

Net cash provided by operating activities	$154.1	$293.6	$244.7
Net cash used in investing activities	(64.4)	(392.3)	(140.6)
Net cash (used in) / provided by financing activities	(85.7)	108.9	(114.8)
Net increase/(decrease) in cash and cash equivalents	4.0	10.2	(10.7)
Cash and cash equivalents at beginning of period	15.4	5.2	15.9
Cash and cash equivalents at end of period	19.4	15.4	5.2

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $154.1 million and $293.6 million for the years ended December 31, 2012 and 2011, respectively. The decrease of $139.5 million, or 48.0%, is principally related to i) an increase in accounts receivable of $81.6 million in 2012 due to greater days sales outstanding on the West Aquarius and commencement of operations of the West Capricorn, compared to a decrease in accounts receivable of $38.8 million in 2011 related to improved collections on the West Capella and reduced outstanding receivables for the West Aquarius as a result of lower economic utilization at the end of 2011; ii) an increase in other current liabilities of $17.2 million in 2011 primarily due to operation preparation costs incurred, but not paid at the end of 2011 for the newbuilding the West Capricorn; and iii) long term maintenance payments of $14.4 million in 2012, mostly related to the West Aquarius, compared to $3.8 million in 2011, offset slightly by the commencement of operations of the West Capricorn.

Net cash provided by operating activities was $293.6 million and $244.7 million for the years ended December 31, 2011 and 2010, respectively. The increase of $48.9 million, or 20.0%, in 2011 is principally related to a reduction in accounts receivable of $38.8 million primarily related to improved collections on the West Capella and reduced outstanding receivables for the West Aquarius as a result of lower economic utilization at the end of 2011, and an increase in other current liabilities of $17.2 million primarily due to operation preparation costs incurred, but not paid at the end of 2011 for the newbuilding West Capricorn, and a full year of operations for the West Vencedor in 2011 generating $10.0 million in incremental profit, partially offset by the receipt of $14.4 million of mobilization revenue in 2010 compared to no mobilization revenue in 2011.

Net Cash Used in Investing Activities

Net cash used in investing activities of $64.4 million in 2012 and $392.3 million in 2011 was, in each case, mainly due to the additional costs of construction of the West Capricorn.

Net cash used in investing activities of $392.3 million in 2011 and $140.6 million in 2010 was, in each case, mainly due to the additional costs of construction of the West Capricorn.

Net Cash (Used in) / Provided by Financing Activities

Prior to the date of our IPO, long-term debt as presented in the Consolidated and Combined Carve-Out Financial Statements had been allocated from Seadrill, as Seadrill managed the treasury activities with the purpose of maximizing returns while maintaining appropriate liquidity for the group’s requirements. As a result of this and the principles applied to allocate debt, the movements in debt may not be indicative of actual debt movements if OPCO had been operating as a standalone entity.

Net cash used in financing of $85.7 million during the year ended December 31, 2012 primarily relates to the repayment of long term debt.

Net cash provided by financing activities during the year ended December 31, 2011 of $108.9 million relates to the following: (i) new borrowings of $550.0 million under a secured credit facility to fund the delivery of the West Capricorn; plus (ii) a $100.0 million increase in the revolving facility related to the West Capella and the West Aquarius ; less (iii) principal repayments of $96.8 million related to the West Capella, the West Aquarius and the West Vencedor credit facilities; less (iv) debt arrangement fees paid of $8.8 million related to the West Capricorn credit facility; less (v) repayment of owner’s funding of $435.5 million.

Net cash used in financing activities during the year ended December 31, 2010 of $114.8 million relates to the following: (i) new borrowings of $149.8 million under a secured term loan to fund the delivery of the West Vencedor; plus (ii) a $278.0 million increase in the revolving facility related to the West Capella and the West Aquarius; less (iii) principal repayments of $57.6 million related to the West Capella, the West Aquarius and the West Vencedor credit facilities; less (iv) debt arrangement fees paid of $1.7 million related to the West Vencedor credit facility; less (v) repayment of owner’s funding of $483.3 million.

Net Increase/(Decrease) in Cash and Cash Equivalents

As a result of the foregoing, cash and cash equivalents increased in 2012 by $4.0 million, increased in 2011 by $10.2 million, and decreased in 2010 by $10.7 million.

Borrowing Activities

Rig Financing Agreements

Seadrill financed the acquisitions of the drilling rigs in OPCO’s fleet with borrowings under credit agreements.

In December 2011, Seadrill entered into a $550 million senior secured term loan and revolving credit facility, in part to fund the delivery of the West Capricorn. We refer to this secured term loan and revolving credit facility as the West Capricorn Facility. The West Capricorn was pledged to secure Seadrill’s obligations under the West Capricorn Facility. Seadrill’s obligations under such facility could exceed the indebtedness of OPCO and its subsidiary that will own the West Capricorn under such facility. The revolving credit facility portion of the West Capricorn Facility and the commercial term loan portion of the West Capricorn Facility will mature in December 2017. In connection with our IPO, Seadrill amended and restated the West Capricorn Facility to allow for the transfer of the West Capricorn to OPCO and to provide for Seadrill Capricorn Holdings and its subsidiaries that, directly or indirectly, own the West Capricorn and Seadrill US Gulf LLC to guarantee the obligations under the West Capricorn Facility. The outstanding balance as of December 31, 2012, was $509 million.

In June 2010, Seadrill entered into a $1.2 billion senior secured term loan in part to fund the delivery of the West Vencedor. We refer to this secured term loan as the West Vencedor Facility. The West Vencedor was pledged to secure Seadrill’s obligations under the West Vencedor Facility. Seadrill’s obligations under such facility could exceed the indebtedness of OPCO and its subsidiary that will own the West Vencedor under such facility. In connection with our IPO, Seadrill amended and restated the West Vencedor Facility to allow for the transfer of the West Vencedor to OPCO and to provide for Seadrill Operating LP and its subsidiaries that, directly or indirectly, own the West Vencedor to guarantee the obligations under the West Vencedor Facility. The outstanding balance as of December 31, 2012 attributable to the West Vencedor, was $111 million. Subsequent to balance sheet date, Seadrill entered into a renewal of the fixed margin period on this facility commencing on June 25, 2013 with a final maturity in 2015.

In June 2009, Seadrill entered into a $1.5 billion senior secured credit facility in part to fund the acquisition of the West Capella and the West Aquarius. We refer to this secured credit facility as the West Capella & West Aquarius Facility. The West Capella and the West Aquarius were pledged to secure Seadrill’s obligations under the West Capella & West Aquarius Facility. Seadrill’s obligations under such facility could exceed the indebtedness of OPCO and its subsidiaries that will own the West Capella and the West Aquarius under such facility. The West Capella & West Aquarius Facility will mature in June 2014. In connection with our IPO, Seadrill amended and restated the West Capella & West Aquarius Facility to allow for the transfer of the West Capella and the West Aquarius to OPCO and to provide for Seadrill Operating LP and its subsidiaries that, directly or indirectly, own the West Capella and the West Aquarius and Seadrill Canada Ltd. to guarantee the obligations under the West Capella & West Aquarius Facility. The outstanding balance as of December 31, 2012 attributable to the West Capella and West Aquarius, was $573 million.

We refer to the West Capricorn Facility, the West Vencedor Facility and the West Capella & West Aquarius Facility collectively as the Rig Facilities. In September 2012, each of OPCO’s subsidiaries that owns the West Capricorn, the West Vencedor, the West Aquarius and the West Capella, or the rig owning subsidiaries, entered into intercompany loan agreements with Seadrill in the amount of approximately $522.5 million, $115.2 million, $304.6 million and $295.3 million corresponding to the aggregate principal amount outstanding under the Rig Facilities allocable to the West Capricorn, the West Vencedor, the West Aquarius and the West Capella, respectively. Pursuant to the intercompany loan agreements, each rig owning subsidiary makes payments of principal and interest directly to the lenders under each Rig Facility, at Seadrill’s direction and on its behalf, corresponding to payments of principal and interest due under such Rig Facility that are attributable to the West Capricorn, the West Vencedor, the West Aquarius and the West Capella, as applicable.

Interest Rates, Fees and Payments. The Rig Facilities bear interest at LIBOR plus an applicable margin (as defined in the applicable Rig Facility) and mandatory costs (if any), both of which accrue and are payable every three months. In addition, a commitment fee of 40% of the applicable margin is payable quarterly in arrears and on the final maturity date or termination date for each of the Rig Facilities. As all of the Rig Facilities are fully drawn, we do not expect to pay a commitment fee on these facilities.

Each of the Rig Facilities amortizes the outstanding borrowed amounts over the term of such facility. At maturity, each of the Rig Facilities will terminate and all outstanding amounts thereunder will be due and payable, including balloon payments of $275.0 million for the West Capricorn Facility in February 2017, $71.5 million for the West Vencedor Facility in July 2015 and $409.0 million for the West Capella & West Aquarius Facility in June 2014.

Restrictive Covenants. The Rig Facilities contain various customary covenants that may limit, among other things, the ability of the borrower to:

•	sell the applicable drilling rig;

•	incur additional indebtedness or guarantee other indebtedness;

•	make investments or acquisitions;

•	pay dividends or make any other distributions if an event of default occurs; or

•	enter into inter-company charter arrangements for the drilling rigs not contemplated by the applicable Rig Facility.

The Rig Facilities also contain financial covenants requiring Seadrill Limited to:

•	maintain a minimum liquidity of at least $155 million within the group;

•	ensure that the consolidated ratio of net debt to EBITDA for Seadrill and its subsidiaries does not exceed 4.5 to 1.0;

•	ensure that the consolidated ratio of EBITDA to interest expenses for Seadrill and its subsidiaries be a minimum of 2.5 to 1.0;

•	ensure that the consolidated ratio of current assets to current liabilities for Seadrill and its subsidiaries be a minimum of 1.0 to 1.0; and

•	ensure that the consolidated ratio of equity to total assets for Seadrill and its subsidiaries be a minimum of 30%.

The Rig Facilities also identify various events that may trigger mandatory reduction, prepayment, and cancellation of the facility including, among others, the following:

•	total loss or sale of a drilling rig securing a Rig Facility;

•

cancellation or termination of any existing charter contract or satisfactory drilling contract (in the case of the West Capricorn Facility if a new contract is not entered into within 12 months after the cancellation or termination of such contract); and

•	a change of control.

Seadrill was in compliance with the covenants under the Rig Facilities as of December 31, 2010, December 31, 2011, and December 31, 2012. In addition, we and OPCO were each in compliance with the covenants contained in the intercompany loan agreement as of December 31, 2012. We and Seadrill also intend to amend these restrictive covenants in connection with any assignment or amendment of the Rig Facilities.

The Rig Facilities contain customary events of default, such as failure to repay principal and interest, and other events of defaults, such as:

•	failure to comply with the financial or insurance covenants;

•	cross-default to other indebtedness held by both Seadrill and its subsidiaries and by us;

•	failure by Seadrill or by us to remain listed on a stock exchange;

•	the occurrence of a material adverse change;

•	revocation, termination, or modification of any authorization, license, consent, permission, or approval as necessary to conduct operations as contemplated by the applicable Rig Facility; and

•

the destruction, abandonment, seizure, appropriation or forfeiture of property of the guarantors or Seadrill and its subsidiaries, or the limitation by seizure, expropriation, nationalization, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority, of the authority or ability of Seadrill or any subsidiary thereof to conduct its business, which has or reasonably may be expected to have a material adverse effect.

If an event of default exists under any of the Rig Facilities, the lenders have the ability to accelerate the maturity of the applicable Rig Facility and exercise other rights and remedies. In addition, if Seadrill were to default under one of its other financing agreements, it could cause an event of default under each of the Rig Facilities. Further, because OPCO’s drilling rigs are pledged as security for Seadrill’s obligations under the Rig Facilities, lenders thereunder could foreclose on OPCO’s drilling rigs in the event of a default thereunder. See Item 3 “Key Information—Risk Factors—Risks Inherent in Our Business—Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under OPCO’s existing financing agreements, which would have a material adverse effect on us.”

Sponsor Credit Facility

In connection with the closing of our IPO on October 24, 2012, OPCO entered into a $300 million revolving credit facility, with Seadrill as the lender. Under this sponsor credit facility, Seadrill Operating LP has a borrowing limit of $250 million and Seadrill Capricorn Holdings LLC has a borrowing limit of $150 million; provided that the total borrowings outstanding at any time may not exceed $300 million. The sponsor credit facility will mature in October 2017 and bear interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. As of December 31, 2012, $300 million was outstanding under the sponsor credit facility.

The sponsor credit facility contains covenants that require us to, among other things:

•	notify Seadrill of the occurrence of any default or event of default; and

•

provide Seadrill with information in respect of our business and financial status as Seadrill may reasonably require, including, but not limited to, copies of our unaudited quarterly financial statements and our audited annual financial statements.

As of December 31, 2012, OPCO was in compliance with all covenants under the sponsor credit facility.

Events of default under the sponsor credit facility include, among others, the following:

•	failure to pay any sum payable under the sponsor credit facility when due;

•	breach of certain covenants and obligations of the sponsor credit facility;

•	a material inaccuracy of any representation or warranty;

•	default under other indebtedness in excess of $25.0 million;

•	bankruptcy or insolvency events; and

•

commencement of proceedings seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of OPCO’s assets that results in an entry of an order for any such relief that is not vacated, discharged, stayed or bonded pending appeal within 60 days of the entry thereof.

Derivative Instruments and Hedging Activities

We use financial instruments to reduce the risk associated with fluctuations in interest rates. These agreements do not qualify for hedge accounting and any changes in the fair values of interest rate swap agreements are included in the Consolidated and Combined Statement of Operations within Other Financial Items.

Interest-rate swap agreements: Total realized and unrealized loss on interest-rate swap agreements, not qualified for hedge accounting, amounted to $19.2 million for the year ended December 31, 2012. The loss is recognized in the income statement within financial items.

As of December 31, 2012, we and our consolidated subsidiaries had entered into interest rate swap contracts with Seadrill with a combined outstanding principal amount of $1,128 million, at rates between 1.38% per annum and 0.739% per annum. The overall effect of these swaps is to fix the interest rate on $1,128 million of floating rate debt at a weighted average interest rate 1.16% per annum. As of December 31, 2012, our net exposure to short term fluctuations in interest rates on our outstanding debt was $0.02 million, based on our total net interest bearing debt of $1,192 million less the $1,128 million outstanding balance of fixed interest rate swaps. The debt was incurred by Seadrill Limited, as borrower, with back to back agreements entered in to with Seadrill Partners.

We receive part of our revenue in Nigerian Naira and Euro. Because we incur operating costs related to the West Capella in Nigerian Naira, we are able to offset a portion of our foreign currency exposure with respect to revenues earned in Nigerian Naira. Depending on the level of our currency exposure, we may in the future enter into derivative instruments to manage currency risk.

C.	Research and Development

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D.	Trend Information

The demand for offshore drilling services continues to benefit from strong capital expenditure offshore worldwide from oil and gas companies. As a result, daily rates and contract length have continued to improve for all asset classes over the last year. There is limited near term supply in the ultra-deepwater market. In the same period our customers have continued to report significant new offshore oil and gas discoveries in mature as well as frontier areas. This success coincides with continued growth in exploration and production spending in offshore regions by oil and gas companies.

Ultra-deepwater floaters (>7,500 ft water)

The global demand for ultra-deepwater drilling services has continued to show strength over the last twelve months. We believe that number of rigs available for employment in 2012 is limited, as the available capacity has been assigned to specific customers. The demand is primarily driven by demand in the Gulf of Mexico and Africa where there has been significant exploration successes. In the Gulf of Mexico it is estimated that more than 50% of the reserves are in water depths greater than 5000 feet and as a result well designs involve more technically demanding well construction techniques. These characteristics both drive the demand towards newer rigs with greater loadpath capacities. History has demonstrated that there is a clear correlation with exploration success followed by incremental rig demand due to the number of wells needed to delineate and develop these find. This has translated into oil and gas companies looking to secure future rig capacity early. The dayrates continue to be in the $550,000 to $650,000 range depending on location and contract duration.

Tender Rigs

The demand for tender rigs is mainly driven from Asia and Africa, and they account for 80% and 17% of the overall utilization in this market, respectively. Customers have demonstrated a strong focus on operational efficiency something that favors newer equipment and experienced operators. We also see an increasing awareness from oil companies for the tender rig concept and its benefits in term of efficiency and operability.

E.	Off-Balance Sheet Arrangements

At December 31, 2012, we do not have any off balance-sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our long-term contractual obligations as of December 31, 2012:

($ in millions)	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt obligations	1,120	191	929	0	0
Interest expense commitments on long-term debt obligations (1)	72	34	38	0	0
Commitment fee on undrawn facility (2)	30	6	12	12	0
Management and administrative services provided by Seadrill Management	10	2	4	4	0
Total	1,232	233	983	16	0

(1)	Our interest commitment on our long-term debt is calculated based on an assumed average U.S. Dollar 3 month LIBOR of 0.306% and taking into account the various applicable margin rates associated with each facility.
(2)	The $300 million revolving credit facility with Seadrill incurs a commitment fee on the undrawn balance of 2% per annum.

G.	Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors

The following provides information about each of our directors and director nominees. The business address through which the board can be contacted is 13th Floor, One America Square, 17 Crosswall, London, EC3N 2LB, United Kingdom.

Name	Age	Position
Tor Olav Trøim	50	Chairman of the Board of Directors
Graham Robjohns	48	Chief Executive Officer and Director
Bert Bekker	74	Director
Kate Blankenship	48	Director
Harald Thorstein	33	Director
Bart Veldhuizen	46	Director
Tony Curry	62	Director

Tor Olav Trøim has served as Chairman of our board of directors since July 2012, and as Vice-President and a director of Seadrill since its inception in May 2005. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His careers include Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Mr. Trøim has also been a director of Archer Limited since its incorporation in 2007. Mr. Trøim is also a director of Golar, and is currently a director of three Oslo Stock Exchange listed companies, Golden Ocean (also listed on the Singapore Stock Exchange), Aktiv Kapital ASA and Marine Harvest ASA. He served as a director of Frontline from November 1997 until February 2008.

Bert Bekker has served as our director since September 2012. Mr. Bekker has been in the heavy marine transport industry since 1978 when he co-founded Dock Express Shipping Rotterdam (the predecessor of Dockwise Transport). Mr. Bekker retired from his position as Chief Executive Officer of Dockwise Transport B.V. in May 2003. Mr. Bekker served as Chief Executive Officer of Cableship Contractors N.V. Curacao from March 2001 until June 2006. In May 2006, Mr. Bekker was appointed Executive Advisor Heavy Lift of Frontline Management AS, an affiliate of Frontline, and in January 2007, he was appointed CEO of Sealift Management B.V. Mr. Bekker held that position until its merger with Dockwise Ltd in May 2007. Mr. Bekker served as a director of Dockwise Ltd. from June 2007 until December 2009. Mr. Bekker currently serves as a director of Wilh. Wilhelmsen Netherlands B.V., part of the Wilh. Wilhelmsen ASA Group, and has served as a director since July 2003.

Kate Blankenship has served as our director since June 2012, and as a director of the Seadrill since its inception in May 2005. Mrs. Blankenship has also served as a director of Frontline since 2003. Mrs. Blankenship joined Frontline in 1994 and served as its Chief Accounting Officer and Secretary until October 2005. Mrs. Blankenship has been a director of Ship Finance since October 2003. Mrs. Blankenship has been a director of North Atlantic Drilling Limited since February 2011, Independent Tankers Corporation Limited since February 2008, Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004 and Archer Limited since its incorporation in 2007. She is a member of the Institute of Chartered Accountants in England and Wales.

Harald Thorstein has served as our director since September 2012. Mr. Thorstein is currently employed by Frontline Corporate Services, a subsidiary of Frontline Ltd., in London and has held such position since May 2011. Mr. Thorstein has been a director of Ship Finance International Limited since September 2011 and a director of Northern Offshore Limited since February 2012. Mr. Thorstein’s experience includes working in corporate finance advisory services at DnB NOR Markets from October 2008 to April 2011, where he focused on the offshore and shipping sectors. Prior to joining DnB NOR Markets, Mr. Thorstein was partner in the strategic advisory firm Arkwright Group from July 2004 to September 2008. Mr. Thorstein has a Master of Science degree within Industrial Economics and Technology Management from the Norwegian University of Technology and Science.

Bart Veldhuizen has served as our director since January 2013. Mr. Veldhuizen has been working in the shipping industry since 1994 on both the banking and non banking side. Mr. Veldhuizen is a founding director in Breakwater Capital Ltd. Breakwater Capital is an investment and advisory company in London focusing on the maritime industry. Mr. Veldhuizen is also a director of Golar LNG Partners LP. From August 2007 until October 2011, he has been the Managing Director & Head of Shipping of Lloyds Banking. In this capacity, Mr. Veldhuizen managed the combined Lloyds Bank and Bank of Scotland’s USD 16 billion shipping loan and lease portfolio. He started his career with Van Ommeren Shipping, a Dutch public shipping & storage company after which he joined DVB bank as a shipping banker working in both Rotterdam and Piraeus. In 2000, he joined Smit International, a publicly listed Maritime service provider active in Salvage, Marine Contracting and Harbour Towage. After working for Smit in both Greece and Singapore, Mr. Veldhuizen returned to the Netherlands in August 2003 to work with NIBC Bank, a Dutch based merchant bank. Mr. Veldhuizen holds a degree in Business Economics from the Erasmus University in Rotterdam, the Netherlands

Tony Curry was appointed to our board of directors on April 29, 2013. Mr. Curry will also serve on the conflicts committee of Seadrill Partners. Mr. Curry retired from Shell in May 2009 having spent 40 years in Shell Shipping. For the last 12 years Mr. Curry was the Time Charter & Sale and Purchase Manager. Prior to this Mr. Curry spent seven years in Shell Western Services, Nassau, Bahamas as the Oil Freight Manager. Mr. Curry was a Director of Frontline Ltd from October 2009 to April 2013.

Executive Officers

We currently do not employ any of our executive officers and rely solely on Seadrill Management to provide us with personnel who perform executive officer services for our benefit pursuant to the management and administrative services agreements and who are responsible for our day-to-day management subject to the direction of our board of directors. Seadrill Management also provides certain advisory, technical management services to OPCO’s fleet and administrative services to us pursuant to the management and administrative services agreement. The following table provides information about each of the personnel of Seadrill Management who perform executive officer services for us. The business address for our executive officers is 13th Floor, One America Square, 17 Crosswall, London, EC3N 2LB, United Kingdom.

Name	Age	Position
Graham Robjohns	48	Chief Executive Officer and Director
Rune Magnus Lundetræ	36	Chief Financial Officer

Graham Robjohns has served as our Chief Executive Officer since June 2012 and as our director since September 2012. Mr. Robjohns currently serves as a director of Seadrill UK Ltd., a wholly owned subsidiary of Seadrill, and has served in such position since June 2010. Mr. Robjohns has also served as Principal Executive Officer of Golar LNG Partners LP since July 2011 and prior to that, served as its Chief Executive Officer and Chief Financial Officer from April 2011 to July 2011. Mr. Robjohns served as the Chief Financial Officer of Golar Management from November 2005 until June 2011. Mr. Robjohns also served as Chief Executive Officer of Golar LNG Management from November 2009 until July 2011. Mr. Robjohns served as Group Financial Controller of Golar Management from May 2001 to November 2005 and as Chief Accounting Officer of Golar Management from June 2003 until November 2005. He was the Financial Controller of Osprey Maritime (Europe) Ltd from March 2000 to May 2001. From 1992 to March 2000 he worked for Associated British Foods Plc. and then Case Technology Ltd (Case), both manufacturing businesses, in various financial management positions and as a director of Case. Prior to 1992, Mr. Robjohns worked for PricewaterhouseCoopers in their corporation tax department. He is a member of the Institute of Chartered Accountants in England and Wales.

Rune Magnus Lundetræ has served as our Chief Financial Officer since June 2012. Mr. Lundetræ was appointed designated Chief Financial Officer and Senior Vice President of Seadrill Management in February 2012 and sole Chief Financial Officer and Senior Vice President of Seadrill Management in May 2012. From November 2010 to February 2012, Mr. Lundetræ was Finance Director for Seadrill Americas and Commercial Director for Seadrill Europe (now North Atlantic Drilling Limited). He also served as Chief Financial Officer for Scorpion Offshore Ltd after Seadrill acquired a majority stake in the company in July 2010 and up to delisting the company in November 2010. Prior to joining Seadrill in 2007, Mr. Lundetræ worked as an auditor for KPMG and PricewaterhouseCoopers in Stavanger, Norway from 2001 until 2007. Mr. Lundetræ graduated as MSc in Management from the London School of Economics in 2001 and as MSc in Accounting and Auditing from the Norwegian School of Business Administration (NHH) in 2004. He registered as a Certified Public Accountant (CPA) in Norway in 2005.

Allocation of Executive Officers’ Time

Our executive officers and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Seadrill or the other companies they serve. We estimate that Mr. Robjohns will devote approximately 40% of his time and Mr. Lundetræ will devote approximately 25% of his time to the management of our business. However, the amount of time our officers will allocate between our business and the business of Seadrill or the other companies they serve will vary from time to time depending on various circumstances and needs of the businesses, such as the level of strategic activities of the businesses. Our officers intend to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

B.	Compensation

Reimbursement of Expenses

The Seadrill Member does not receive compensation from us for any services it may provide on our behalf, although it is entitled to reimbursement for expenses incurred on our behalf. In addition, we reimburse Seadrill Management and Seadrill UK Ltd. for expenses incurred pursuant to the management and administrative services agreements that we entered into with Seadrill Management and Seadrill UK Ltd. in connection with the closing of our IPO. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administrative Services Agreements.”

Executive Compensation

Neither we nor OPCO paid any compensation to our or its directors or officers nor accrued any obligations with respect to management incentive or retirement benefits for periods prior to our IPO. Under the management and administrative services agreements, we are obligated to reimburse Seadrill Management for their reasonable costs and expenses incurred in connection with the provision of executive officer and other administrative services to us. In addition, we are obligated to pay Seadrill Management a management fee equal to 5% of the costs and expenses incurred on our behalf. For the period beginning on October 24, 2012 (the closing date of our IPO) through December 31, 2012, we incurred total costs, expenses and fees under these agreements of approximately $0.1 million. We have estimated this amount based on the experience of Seadrill, which is a public company. The amount of our reimbursement to Seadrill Management for the time of our officers depends on an estimate of the percentage of time our officers spend on our business and is based upon a percentage of the salary and benefits Seadrill Management, as applicable, pays to such officers. Seadrill Management Ltd. provides for the compensation of Mr. Lundetræ in accordance with its own policies and procedures. Seadrill UK Ltd. provides for the compensation of Mr. Robjohns in accordance with its own policies and procedures. We do not pay any additional compensation to our officers. Officers and employees of affiliates of Seadrill may participate in employee benefit plans and arrangements sponsored by Seadrill or its affiliates, including plans that may be established in the future. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administrative Services Agreements.”

Compensation of Directors

Our officers or officers of Seadrill who also serve as our directors do not receive additional compensation for their service as directors but may receive director fees in lieu of other compensation paid by Seadrill. Each non management director receives a director fee of $50,000 per year. Members of the audit and conflicts committees each receive a committee fee of $10,000 per year. During the year ended December 31, 2012, each of our non-management directors received aggregate compensation of $50,000 and members of the audit and conflicts committee received an aggregate committee fee of $3,300. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

C.	Board Practices

General

Our operating agreement provides that our board of directors has authority to oversee and direct our operations, management and policies on an exclusive basis. Our executive officers manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors. Certain of our current executive officers and directors are also executive officers or directors of Seadrill or its subsidiaries.

Our current board of directors consists of seven members: Kate Blankenship, Tor Olav Trøim, Graham Robjohns, Bert Bekker, Harald Thorstein, Bart Veldhuizen, and Tony Curry, each of whom was appointed by Seadrill. Our board has determined that each of Mrs. Blankenship, Mr. Bekker and Mr. Veldhuizen satisfies the independence standards established by The New York Stock Exchange, or NYSE, as applicable to us. Prior to our first annual meeting of unitholders in 2013, Seadrill expects to appoint one additional director to serve on our board. Following our first annual meeting of unitholders, our board will consist of seven members, three of whom will be appointed by the Seadrill Member in its sole discretion and four of whom will be elected by our common unitholders. At least three of the elected directors will meet the independence standards established by the NYSE. Directors appointed by the Seadrill Member will serve as directors for terms determined by the Seadrill Member. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Four of the seven directors appointed by the Seadrill Member will serve until our annual meeting in 2013, at which time they will be replaced by four directors elected by our common unitholders. One of the four directors elected by our common unitholders will be designated as the Class I elected director and will serve until our annual meeting of unitholders in 2014, another of the four directors will be designated as the Class II elected director and will serve until our annual meeting of unitholders in 2015, and the remaining two directors will be designated as our Class III elected directors and will serve until our annual meeting of unitholders in 2016. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any member or group of members that holds at least 10% of the outstanding common units.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time, any person or group owns beneficially more than 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 5% may not be voted (except for purposes of nominating a person for election to our board). The voting rights of any such unitholders in excess of 5% will effectively be redistributed pro rata among the other common unitholders holding less than 5% of the voting power of such class of units. The Seadrill Member, its affiliates and persons who acquired common units with the prior approval of our board of directors is not subject to this 5% limitation except with respect to voting their common units in the election of the elected directors.

Committees

We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is currently composed of two directors, Kate Blankenship and Bert Bekker. Our board has determined that each of Ms. Blankenship and Mr. Bekker satisfies the independence standards established by the NYSE. Ms. Blankenship qualifies as an “audit committee expert” for purposes of SEC rules and regulations. In accordance with NYSE and SEC phase-in provisions for companies listing in connection with initial public offerings, we expect to appoint an additional director meeting applicable audit committee independence standards to serve as the third member of our audit committee within one year after the effective date of the registration statement of which this prospectus forms a part.

We also have a conflicts committee composed of two members of our board of directors. The conflicts committee is available at the board’s discretion to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of the Seadrill Member or its affiliates, and must meet the independence standards established by the NYSE to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our members, and not a breach by our directors, the Seadrill Member or its affiliates of any duties any of them may owe us or our unitholders. The current members of our conflicts committee are Bart Velduizen and Tony Curry. Bert Bekker resigned from the conflicts committee on April 29, 2013.

Exemption From NYSE Corporate Governance Rules

Because we qualify as a foreign private issuer under SEC rules, we are permitted to follow the corporate governance practices of the Marshall Islands (the jurisdiction in which we are organized) in lieu of certain NYSE corporate governance requirements that would otherwise be applicable to U.S. companies. NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is composed of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors composed of a majority of directors meeting the independence standards described in NYSE rules. Accordingly, our board of directors is not composed of a majority of independent directors. NYSE rules do not require foreign private issuers like us to establish a compensation committee or a nominating/corporate governance committee. Similarly, under Marshall Islands law, we are not required to have a compensation committee or a nominating/corporate governance committee. Accordingly, we do not have a compensation committee or a nominating/corporate governance committee. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please see Item 16G or visit the corporate governance section of our website at www.seadrillpartners.com.

Management of OPCO

Our wholly owned subsidiary, Seadrill Operating GP LLC, the general partner of Seadrill Operating LP, manages Seadrill Operating LP’s operations and activities. Our board of directors has the authority to appoint and elect the directors of Seadrill Operating GP LLC, who in turn appoint the officers of Seadrill Operating GP LLC. Certain of our directors and officers also serve as directors or executive officers of Seadrill Operating GP LLC. The partnership agreement of Seadrill Operating LP provides that certain actions relating to Seadrill Operating LP must be approved by our board of directors. These actions include, among other things, establishing maintenance and replacement capital and other cash reserves and the determination of the amount of quarterly distributions by Seadrill Operating LP to its partners, including us. In addition, we own 51% of the limited liability company interests in Seadrill Capricorn Holdings LLC and control its operations and activities. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—OPCO Operating Agreements.”

D.	Employees

Our Chief Executive Officer and Chief Financial Officer provide their services to us pursuant to the management and administrative services agreements. As of December 31, 2012, approximately 683 offshore staff served on OPCO’s offshore drilling rigs and approximately 35 staff served onshore in technical, commercial and administrative roles in various countries. OPCO directly employs approximately 19% of the onshore staff and 11% offshore staff; certain subsidiaries of Seadrill employ the remaining crews, who serve on the drilling rigs pursuant to secondment agreements. Likewise, certain subsidiaries of Seadrill provide onshore advisory, operational and administrative support to OPCO’s operating subsidiaries pursuant to service agreements. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Advisory, Technical and Administrative Services Agreements,” “Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administrative Services Agreements” and Item 4 “Information on the Company—Business Overview—Crewing and Staff.”

E.	Unit Ownership

See Item 7 “Major Unitholders and Related Party Transactions—Major Unitholders.”

Item 7.	Major Unitholders and Related Party Transactions

A.	Major Unitholders

The following table sets forth the beneficial ownership of units of Seadrill Partners LLC owned by beneficial owners of 5% or more of the units, and our directors and executive officers as of April 22, 2013.

Name of Beneficial Owner	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially Owned
	Number	Percent	Number	Percent
Seadrill Limited(1)	14,752,525	59.5%	16,543,350	100%	75.67%
Tor Olav Trøim (Chairman)	*	*	—	—	*
Graham Robjohns (Chief Executive Officer and Director)	*	*	—	—	*
Rune Magnus Lundetræ (Chief Financial Officer)	*	*	—	—	*
Bert Bekker (Director)	—	—	—	—	—
Kate Blankenship (Director)	—	—	—	—	—
Harald Thorstein (Director)	—	—	—	—	—
Bart Veldhuizen (Director)	—	—	—	—	—
Tony Curry (Director)	—	—	—	—	—
All directors and executive officers as a group (8 persons)	106,000	1.1%	—	—	*

*	Less than 1%.
(1)	Seadrill’s principal shareholder, Hemen Holdings Limited, a Cyprus Holding Company, and other related companies which are collectively referred to herein as Hemen own approximately 115,097,583 shares, or 24.6%, of the common stock of Seadrill. The shares of Hemen are held in trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the Seadrill common shares held by Hemen, except to the extent of his voting and dispositive interest in such common shares. Mr. Fredriksen has no pecuniary interest in the common shares held by Hemen. Hemen is also party to separate Total Return Swap Agreements relating to 3,900,000 of Seadrill’s common shares.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time any person or group owns beneficially more than 5% of any class of units then outstanding, any units beneficially owned by that person or group in excess of 5% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes under our operating agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 5% will effectively be redistributed pro rata among the other common unitholders holding less than 5% of the voting power of all classes of units entitled to vote. The Seadrill Member, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 5% limitation except with respect to voting their common units in the election of the elected directors.

B.	Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. In connection with our IPO, we established a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions. The related party transactions that we have entered into or were party to during the year ended December 31, 2012 are discussed below.

Omnibus Agreement

At the closing of our IPO, we and OPCO entered into an omnibus agreement with Seadrill, the Seadrill Member and certain of our and OPCO’s other subsidiaries. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition

Under the omnibus agreement, Seadrill agreed, and caused its controlled affiliates (other than us, the Seadrill Member and our subsidiaries) to agree, not to acquire, own, operate or contract for any drilling rig operating under a contract for five or more years. For purposes of the omnibus agreement, the term drilling rigs refers only to semi-submersibles, drillships and tender rigs. We refer to these drilling rigs, together with any related contracts, as “Five-Year Drilling Rigs” and to all other drilling rigs, together with any related contracts, as “Non-Five-Year Drilling Rigs.” The restrictions in this paragraph do not prevent Seadrill or any of its controlled affiliates (including us and our subsidiaries) from:

(1)	acquiring, owning, operating or contracting for Non-Five-Year Drilling Rigs;

(2)	acquiring one or more Five-Year Drilling Rigs if Seadrill promptly offers to sell the drilling rig to us for the acquisition price plus any administrative costs (including reasonable legal costs) associated with the transfer to us at the time of the acquisition;

(3)	putting a Non-Five-Year Drilling Rig under contract for five or more years if Seadrill offers to sell the drilling rig to us for fair market value (x) promptly after the time it becomes a Five-Year Drilling Rig and (y) at each renewal or extension of that contract for five or more years;

(4)	acquiring one or more Five-Year Drilling Rigs as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or contracting for those drilling rigs; provided, however, that:

(a)	if less than a majority of the value of the business or assets acquired is attributable to Five-Year Drilling Rigs, as determined in good faith by Seadrill’s board of directors, Seadrill must offer to sell such drilling rigs to us for their fair market value plus any additional tax or other similar costs that Seadrill incurs in connection with the acquisition and the transfer of such drilling rigs to us separate from the acquired business; and

(b)	if a majority or more of the value of the business or assets acquired is attributable to Five-Year Drilling Rigs, as determined in good faith by Seadrill’s board of directors, Seadrill must notify us of the proposed acquisition in advance. Not later than 10 days following receipt of such notice, we will notify Seadrill if we wish to acquire such drilling rigs in cooperation and simultaneously with Seadrill acquiring the Non-Five-Year Drilling Rigs. If we do not notify Seadrill of our intent to pursue the acquisition within 10 days, Seadrill may proceed with the acquisition and then offer to sell such drilling rigs to us as provided in (a) above;

(5)	acquiring a non-controlling interest in any company, business or pool of assets;

(6)	acquiring, owning, operating or contracting for any Five-Year Drilling Rig if we do not fulfill our obligation to purchase such drilling rig in accordance with the terms of any existing or future agreement;

(7)	acquiring, owning, operating or contracting for a Five-Year Drilling Rig subject to the offers to us described in paragraphs (2), (3) and (4) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

(8)	providing drilling rig management services relating to any drilling rig;

(9)	owning or operating a Five-Year Drilling Rig that Seadrill owned and operated as of October 24, 2012, and that was not included in OPCO’s initial fleet; or

(10)	acquiring, owning, operating or contracting for a Five-Year Drilling Rig if we have previously advised Seadrill that we consent to such acquisition, operation or contract.

If Seadrill or any of its controlled affiliates (other than us or our subsidiaries) acquires, owns, operates or contracts for Five-Year Drilling Rigs pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.

Under the omnibus agreement we are not restricted from acquiring, operating or contracting for Non-Five-Year Drilling Rigs.

Upon a change of control of us or the Seadrill Member, the noncompetition provisions of the omnibus agreement will terminate immediately. Upon a change of control of Seadrill, the noncompetition provisions of the omnibus agreement applicable to Seadrill will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units.

T-15 and T-16 Tender Rigs

Under the omnibus agreement, we will have the right to purchase the T-15 and T-16 tender rigs from Seadrill at respective purchase prices to be agreed upon by us and Seadrill, at any time within 24 months after their respective acceptances by their customers. If we and Seadrill are unable to agree upon the purchase price of either the T-15 or T-16, its respective fair market value will be determined by a mutually acceptable investment banking firm, broker or other expert advisor, and we will have the right, but not the obligation, to purchase the drilling rig at such price.

Rights of First Offer on Drilling Rigs

Under the omnibus agreement, we and our subsidiaries granted to Seadrill a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Drilling Rigs or Non-Five-Year Drilling Rigs owned by us. Under the omnibus agreement, Seadrill agreed (and will cause their subsidiaries to agree) to grant a similar right of first offer to us for any Five-Year Drilling Rigs they might own. These rights of first offer do not apply to a (a) sale, transfer or other disposition of drilling rigs between any affiliated subsidiaries, or pursuant to the terms of any current or future contract or other agreement with a contractual counterparty or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Prior to engaging in any negotiation regarding any drilling rig’s disposition with respect to a Five-Year Drilling Rig with a non-affiliated third-party or any Non-Five-Year Drilling Rig, we or Seadrill, as the case may be, will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and Seadrill will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, we or Seadrill, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-contract the drilling rig to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or Seadrill, as the case may be, than those offered pursuant to the written notice.

Upon a change of control of us or the Seadrill Member, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of Seadrill, the right of first offer provisions applicable to Seadrill under the omnibus agreement will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units.

Rights of First Offer on OPCO Equity Interests

Pursuant to the omnibus agreement, Seadrill granted (and caused its controlled affiliates other than us to grant) to us a 30-day right of first offer on any proposed transfer, assignment, sale or other disposition of any equity interests in OPCO upon agreement of the purchase price of such equity interests by Seadrill and us. The right of first offer under the omnibus agreement does not apply to a transfer, assignment, sale or other disposition of any equity interest in OPCO between any controlled affiliates.

Prior to engaging in any negotiation regarding any disposition of equity interests in OPCO to an unaffiliated third party, Seadrill will deliver a written notice setting forth the material terms and conditions of the proposed transactions. During the 30-day period after the delivery of such notice, we and Seadrill will negotiate in good-faith to reach an agreement on the transaction. If the parties do not reach an agreement within such 30-day period, Seadrill will be able within the next 180 days to transfer, assign, sell or otherwise dispose of any equity interest in OPCO to an unaffiliated third party (or agree in writing to undertake such transaction with a third party) on terms generally no less favorable to the third party than those included in the written notice.

If Seadrill or its affiliates no longer control the Seadrill Member or us, the provisions of the omnibus agreement relating to the right of first offer with respect to the equity interests in OPCO will terminate automatically. Upon a change of control of Seadrill, the provisions of the omnibus agreement relating to the right of first offer with respect to the equity interests in OPCO will terminate at the later of (a) the date on which all of the outstanding subordinated units have converted into common units and (b) the date of the change of control of Seadrill.

Indemnification

Under the omnibus agreement, Seadrill has agreed indemnify us until October 24, 2017 against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to us to the extent arising prior to the time they were contributed or sold to us. Liabilities resulting from a change in law after October 24, 2012 are excluded from the environmental indemnity. There is an aggregate cap of $10 million on the amount of indemnity coverage provided by Seadrill for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case Seadrill is liable for claims only to the extent such aggregate amount exceeds $500,000.

Seadrill has also agreed to indemnify us for liabilities related to:

•

certain defects in title to Seadrill’s assets contributed or sold to OPCO and any failure to obtain, prior to the time they were contributed, certain consents and permits necessary to conduct, own and operate such assets, which liabilities arise on or before October 24, 2015 (or, in the case of the T-15 or the T-16, within three years after our purchase of the T-15 or the T-16, if applicable); and

•	tax liabilities attributable to the operation of the assets contributed or sold to OPCO prior to the time they were contributed or sold.

Amendments

The omnibus agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Management and Administrative Services Agreements

On October 24, 2012, in connection with the closing of our IPO, we entered into a management and administrative services agreement with Seadrill Management, pursuant to which Seadrill Management or its affiliates provide certain management and administrative support services to us. The agreement has an initial term of five years.

The management and administrative services agreement with Seadrill Management may be terminated prior to the end of its term by us upon 90 days’ written notice for any reason in the sole discretion of our board of directors. In addition, the management and administrative services agreement may be terminated by Seadrill Management upon 90 days’ written notice if:

•	there is a change of control of us or the Seadrill Member;

•	a receiver is appointed for all or substantially all of our property;

•	an order is made to wind up our company;

•	a final judgment, order or decree that materially and adversely affects our ability to perform the agreement is obtained or entered and not vacated, discharged or stayed; or

•	we make a general assignment for the benefit of our creditors, file a petition in bankruptcy or liquidation or are adjudged insolvent or bankrupt or commence any reorganization proceedings.

Under the management and administrative services agreement with Seadrill Management, certain officers of Seadrill Management provide executive officer functions for our benefit. These officers of Seadrill Management are responsible for our day-to-day management subject to the direction of our board of directors. Our board of directors has the ability to terminate the arrangement with Seadrill Management regarding the provision of executive officer services to us with respect to any or all of such officers at any time in its sole discretion.

The management and administrative services provided by Seadrill Management include:

•	Corporate Governance Services: assistance in the provision of general company secretarial services;

•	Company Records Services: the safekeeping and professional filing of all original corporate documents;

•

Treasury Services: assistance in the operation of bank accounts in accordance with such principles as our board of directors from time to time shall approve; assistance in collection of accounts receivable and payment of accounts payable;

•	Financing: assistance in all matters relevant to the financing of our activities, including the identification of sources of potential financing and negotiation of financing arrangements;

•	Insurance: assistance in arranging to insure OPCO’s drilling rigs and other necessary insurance and assistance in management of insurance claims;

•

Sale and Purchase of Assets: assistance in the sale and purchase of assets including reviewing the market for the sale and purchase of assets, arranging the financing in the case of a purchase and if necessary renegotiating existing financing, and arranging any other contractual arrangements required by such transaction and the general completion of the specific transaction;

•

Accidents—Contingency Plans: assistance in handling all accidents in the course of operations, and development of a crisis management procedure, and other advice and assistance in connection with crisis response, including crisis communications assistance;

•	Disputes: assistance in the prosecution or defense of any and all legal proceedings by or against us;

•	Marketing Services: assistance in the marketing of OPCO’s drilling rigs; and

•	General Administrative Services: any general administrative services as we may require.

Each quarter, we will reimburse Seadrill Management for its reasonable costs and expenses incurred in connection with the provision of these services. In addition, we will pay Seadrill Management a management fee equal to 5% of its costs and expenses incurred in connection with providing services to us for the quarter. Amounts payable under the management and administrative services agreement must be paid within 30 days after Seadrill Management submits to us an invoice for such fees, costs and expenses, together with any supporting detail that may be reasonably required.

Under the management and administrative services agreement with Seadrill Management, we have agreed to indemnify Seadrill Management and its officers, employees, agents and sub-contractors against all actions which may be brought against them under the management and administrative services agreement; provided, however that such indemnity excludes losses which may be caused by or due to the fraud, gross negligence or willful misconduct of Seadrill Management or its officers, employees, agents or sub-contractors.

In connection with the closing of our IPO, we entered into a management services agreement with Seadrill UK Ltd., pursuant to which Seadrill UK Ltd. provides us with our Chief Executive Officer. The agreement can be terminated by either party upon 30 days’ notice. We will reimburse Seadrill UK Ltd. for its reasonable costs and expenses incurred in connection with the provision of these services and will pay a management fee equal to 5% of such costs and expenses.

Advisory, Technical and Administrative Services Agreements

Each of OPCO’s operating subsidiaries have entered into certain advisory, technical and/or administrative services agreements with subsidiaries of Seadrill, pursuant to which such subsidiaries provide advisory, technical and administrative services. Each quarter, OPCO’s subsidiaries will reimburse such Seadrill subsidiaries for their reasonable costs and expenses incurred in connection with the provision of these services. In addition, OPCO’s subsidiaries will pay to such Seadrill subsidiaries a service fee equal to 5% of their costs and expenses incurred in connection with providing services to OPCO’s subsidiaries for the quarter. Amounts payable under advisory, technical and administrative services agreements must be paid within 30 days after such Seadrill subsidiary submits to the applicable OPCO subsidiary an invoice for such fees, costs and expenses, together with any supporting detail that may be reasonably required. Such services include:

•

Operations Services: assistance and support for the development of technical standards, supervision of third-party contractors, development of maintenance practices and strategies, development of operating policies, improvement of efficiency, minimizing environmental and safety incidents, periodic auditing of operations and purchasing and logistics;

•

Technical Supervision Services: assistance and advice on maintaining vessel classification and compliance with local regulatory requirements, compliance with contractual technical requirements for the drilling rigs, ensuring that technical operations are professional and satisfactory in every respect;

•

Accidents—Contingency Plans: assistance in handling all accidents in the course of operations, and development of a crisis management procedure, and other advice and assistance in connection with crisis response, including crisis communications assistance; and

•	General Administrative Services: any general administrative services as needed.

Under the advisory, technical and administrative services agreements, OPCO’s operating subsidiaries have agreed to indemnify certain affiliates of Seadrill and their officers, employees, agents and sub-contractors against all actions which may be brought against them under the advisory, technical and administrative services agreements; provided, however that such indemnity excludes losses which may be caused by or due to the fraud, gross negligence or willful misconduct of Seadrill Management or its officers, employees, agents and sub-contractors. Except for losses that are caused by or due to the fraud of Seadrill Management or its officers, employees, agents and sub-contractors, in no event shall such affiliates of Seadrill’s liability to us exceed ten times the annual services fee.

OPCO Operating Agreements

Our wholly-owned subsidiary, Seadrill Operating GP LLC, and Seadrill have entered into an agreement of limited partnership of Seadrill Operating LP. This agreement governs the ownership and management of Seadrill Operating LP, designates Seadrill Operating GP LLC as the general partner of Seadrill Operating LP, and provides for quarterly distributions of available cash to its partners, as determined by us as the sole member of the general partner of Seadrill Operating LP.

We own 51% of the limited liability company interests in Seadrill Capricorn Holdings LLC and control its operations and activities. Seadrill owns 49% of the limited liability company interests. The limited liability company agreement that governs the ownership and management of Seadrill Capricorn Holdings LLC provides for quarterly distributions of available cash to its members, as determined by us as its controlling member.

OPCO’s operating agreements provide that the amount of cash reserves for future maintenance and replacement capital expenditures, working capital and other matters and the amount of quarterly cash distributions to OPCO’s owners will be determined by us as the sole member of Seadrill Operating GP LLC and by the board of directors of Seadrill Capricorn Holdings LLC. In addition, our approval as the sole member of Seadrill Operating GP LLC and as the controlling member of Seadrill Capricorn Holdings LLC is required for the following actions relating to OPCO:

•	effecting any merger or consolidation involving OPCO;

•	effecting any sale or exchange of all or substantially all of OPCO’s assets;

•	dissolving or liquidating OPCO;

•

creating or causing to exist any consensual restriction on the ability of OPCO or its subsidiaries to make distributions, pay any indebtedness, make loans or advances or transfer assets to us or our subsidiaries;

•

settling or compromising any claim, dispute or litigation directly against, or otherwise relating to indemnification by OPCO of, any of the directors or officers of Seadrill Operating GP LLC or Seadrill Capricorn Holdings LLC; or

•	issuing additional interests in OPCO.

Approval of the conflicts committee of our board of directors is required to amend OPCO’s operating agreements.

Sponsor Credit Facility

On October 24, 2012, in connection with the closing of our IPO, OPCO entered into a $300 million revolving credit facility with Seadrill, as the lender, to be used to fund working capital requirements, acquisitions and other general company purposes. The sponsor credit facility is for a term of five years, and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. For a more detailed description of the sponsor credit facility, please read Item 5 “Operating Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Sponsor Credit Facility.”

Rig Financing Agreements

In September 2012, each of OPCO’s subsidiaries that own the West Capricorn, the West Vencedor, the West Aquarius and the West Capella, or the rig owning subsidiaries, entered into intercompany loan agreements with Seadrill in the amount of approximately $522.5 million, $115.2 million, $304.6 million and $295.3 million corresponding to the aggregate principal amount outstanding under the Rig Facilities allocable to the West Capricorn, the West Vencedor, the West Aquarius and the West Capella, respectively. Pursuant to the intercompany loan agreements, each rig owning subsidiary makes payments of principal and interest directly to the lenders under each Rig Facility, at Seadrill’s direction and on its behalf, corresponding to payments of principal and interest due under such Rig Facility that are allocable to the West Capricorn, the West Vencedor, the West Aquarius and the West Capella, as applicable. For a description of each of the Rig Facilities, please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Rig Financing Agreements.”

Contribution and Sale Agreement

In connection with the closing of our IPO, we entered into a contribution and sale agreement with Seadrill and certain of its subsidiaries that effected the transfer of the ownership interests in OPCO to us, and the use of the net proceeds of the IPO.

West Aquarius Bareboat Charters

In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of OPCO, necessitating certain changes to the inter-company contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius and a wholly-owned subsidiary of OPCO, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. The net effect to OPCO of these bareboat charter arrangements is a reduction in revenue of $25,500 per day, or $9.3 million per year, beginning with the commencement of drilling activities of the West Aquarius in Canada in January 2013.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Please see Item 18—Financial Statements below for additional information required to be disclosed under this item.

Legal Proceedings

From time to time OPCO has been, and we expect that in the future we and OPCO will be, subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or OPCO. Please also see Note 19 on Commitments and Contingencies to the audited Consolidated and Combined Carve-Out Financial Statements included elsewhere in this annual report.

Our Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing our available cash (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. We will generally finance any expansion capital expenditures from external financing sources, including borrowings from commercial banks and the issuance of equity and debt securities. Our cash distribution policy is consistent with the terms of our operating agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•

Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our operating agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•

The board of directors of Seadrill Operating LP’s general partner, Seadrill Operating GP LLC (subject to approval by our board of directors), has authority to establish reserves for the prudent conduct of its business. In addition our board of directors controls Seadrill Capricorn Holdings LLC and has the authority to establish reserves for the prudent conduct of its business. The establishment of these reserves could result in a reduction in cash distributions to our unitholders from levels we currently anticipate pursuant to our stated cash distribution policy.

•

Our ability to make cash distributions will be limited by restrictions on distributions under OPCO’s financing agreements. OPCO’s financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If OPCO is unable to satisfy the restrictions included in any of its financing agreements or is otherwise in default under any of those agreements, it could have a material adverse effect on OPCO’s ability to make cash distributions to us and our ability to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this prospectus in Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities.”

•

OPCO will be required to make substantial capital expenditures to maintain and replace its fleet. These expenditures may fluctuate significantly over time, particularly as drilling rigs near the end of their useful lives. In order to minimize these fluctuations, we are required to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•

Although our operating agreement requires us to distribute all of our available cash, our operating agreement, including provisions requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our operating agreement may not be amended without the approval of a majority of the units held by non-affiliated common unitholders. After the subordination period has ended, our operating agreement can be amended with the approval of a majority of the outstanding common units, including those held by Seadrill. As of December 31, 2012, Seadrill owns approximately 59.5% of our common units and all of our subordinated units.

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our operating agreement.

•	Under Section 40 of the Marshall Islands Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to, among other things, changes in our business, including decreases in total operating revenues, decreases in dayrates, the loss of a drilling rig, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read Item 3 “Key Information—Risk Factors” for a discussion of these factors.

Our ability to make distributions to our unitholders depends on the performance of our controlled affiliates, including OPCO, and their ability to distribute cash to us. Our interest in OPCO is our only cash-generating asset. The ability of our controlled affiliates, including OPCO, to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable limited partnership and limited liability company laws and other laws and regulations.

Minimum Quarterly Distribution

Common unitholders are entitled under our operating agreement to receive a quarterly distribution of $0.3875 per unit, or $1.55 per unit per year, prior to any distribution on the subordinated units to the extent we have sufficient cash on hand to pay the distribution, after establishment of cash reserves and payment of fees and expenses. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our operating agreement. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default then exists under our financing agreements. Please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the restrictions contained in our credit facilities and lease arrangements that may restrict our ability to make distributions.

On January 24, 2013, we announced that our board of directors had declared a quarterly cash distribution with respect to the quarter ended December 31, 2012 of $0.2906 per unit. The distribution was prorated for the period beginning on October 24, 2012, the closing date of our IPO, and ending on December 31, 2012, and corresponds to a quarterly distribution of $0.3875 per outstanding unit, or $1.55 per outstanding unit on an annualized basis. This cash distribution was paid on February 14, 2013 to all unitholders of record as of the close of business on February 4, 2013.

Subordination Period

During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3875 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The Seadrill Member currently holds the incentive distribution rights, which may be transferred separately from the Seadrill Member interest, subject to restrictions in the operating agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of the Seadrill

Member’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by the Seadrill Member and its affiliates) generally is required for a transfer of the incentive distribution rights to a third party prior to September 30, 2017. Any transfer by the Seadrill Member of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	Holders of IDRs
Minimum Quarterly Distribution	$0.3875	100%	0%
First Target Distribution	up to $0.4456	100%	0%
Second Target Distribution	above $0.4456 up to $0.4844	85%	15%
Third Target Distribution	above $0.4844 up to $0.5813	75%	25%
Thereafter	above $0.5813	50%	50%

B.	Significant Changes

Not applicable.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The closing high and low sales prices of our common units as reported by the New York Stock Exchange, for the quarters and months indicated, are as follows:

Quarter Ended	High	Low
June 30, 2013(1)	$28.70	$26.20
March 31, 2013	29.88	25.85
December 31, 2012(2)	28.00	22.90

(1)	Includes the period from April 1, 2013 through April 23, 2013.
(2)	Includes the period from October 19, 2012, the date on which our common units began trading on the New York Stock Exchange, through December 31, 2012.

Month Ended	High	Low
April 30, 2013(1)	$28.70	$26.20
March 31, 2013	$29.88	$26.88
February 28, 2013	29.82	26.52
January 31, 2013	29.36	25.85
December 31, 2012	26.95	25.00
November 30, 2012	28.00	22.90
October 31, 2012(2)	25.16	23.10

(3)	Includes the period from April 1, 2013 through April 23, 2013.
(4)	Includes the period from October 19, 2012, the date on which our common units began trading on the New York Stock Exchange, through October 31, 2012.

B.	Plan of distribution

Not applicable.

C.	Markets

Our common units started trading on The New York Stock Exchange under the symbol “SDLP” on October 19, 2012.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information required to be disclosed under Item 10B is incorporated by reference to our Registration Statement on Form 8-A filed with the SEC on October 17, 2012.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

(1)	Contribution and Sale Agreement among Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating GP LLC, Seadrill Operating LP, Seadrill Capricorn Holdings LLC, Seadrill Opco Sub LLC, Seadrill Americas Inc., Seadrill Offshore AS, and Seadrill UK Ltd., dated as of October 22, 2012. This agreement effected the transfer of the ownership interests in OPCO to us, and the use of the net proceeds of the IPO.

(2)	Omnibus Agreement among Seadrill Limited, Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating LP, Seadrill Operating GP LLC, and Seadrill Capricorn, dated as of October 24, 2012. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement.”

(3)	Management and Administrative Services Agreement with Seadrill Management AS. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administrative Services Agreements.”

(4)	Advisory, Technical and Administrative Services Agreement with Seadrill Americas, Inc. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Advisory, Technical and Administrative Services Agreements.”

(5)	Advisory, Technical and Administrative Services Agreement between Seadrill Management AME Ltd and Seadrill Vencedor Ltd. dated January 1, 2012.See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Advisory, Technical and Administrative Services Agreements.”

(6)	Advisory, Technical and Administrative Services Agreement between Seadrill Management AME Ltd and Seadrill Deepwater Drillship Ltd. dated January 1, 2012. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Advisory, Technical and Administrative Services Agreements.”

(7)	Management Services Agreement with Seadrill UK Ltd. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administrative Services Agreements.”

(8)	Revolving Agreement between Seadrill Operating LP and Seadrill Capricorn Holdings LLC, as borrowers, and Seadrill Limited, as lender, dated October 24, 2012. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Sponsor Credit Facility.”

(9)	Amended and Restated US$1,500,000,000 Senior Secured Credit Facility Agreement dated October 15, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein as guarantors, and the banks and financial institutions named therein as lenders, dated October 15, 2012. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Rig Financing Agreements.”

(10)	Amended and Restated US$1,200,000,000 Senior Secured Credit Facility Agreement dated October 10, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein as guarantors, and the banks and financial institutions named therein as lenders, dated October 10, 2012. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Rig Financing Agreements.”

(11)	Amended and Restated US$275,000,000 Senior Secured Term Loan and Revolving Credit Facility Agreement dated October 10, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein, as guarantors, and the banks and financial institutions named therein as lenders, dated October 10, 2012. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Rig Financing Agreements.”

(12)	Amended and Restated the US$275,000,000 Senior Secured Term Loan Facility Agreement dated October 10, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein, as guarantors, as the banks and financial institutions named therein as lenders, dated October 10, 2012. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Rig Financing Agreements.”

(13)	Amended and Restated Common Terms Agreement dated October 10, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein as guarantors, DNB Bank ASA as Agent, GIEK Facility Agent and Security Agent and Citibank NA, London Branch as GIEK Agent, dated October 10, 2012. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Rig Financing Agreements.”

(14)	Loan Agreement dated September 28, 2012 between Seadrill Limited and Seadrill China Operations Ltd. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Rig Financing Agreements.”

(15)	Loan Agreement dated September 28, 2012 between Seadrill Limited and Seabras Rig Holdco Kft. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Rig Financing Agreements.”

(16)	Loan Agreement dated September 28, 2012 between Seadrill Limited and Seadrill Deepwater Drillship Ltd. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Rig Financing Agreements.”

(17)	Loan Agreement dated September 28, 2012 between Seadrill Limited and Seadrill Vencedor Ltd. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Rig Financing Agreements.”

(18)	Bareboat Charter Agreement between Seadrill Offshore AS and Seadrill Canada Ltd. dated October 5, 2012. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—West Aquarius Bareboat Charters.”

(19)	Bareboat Charter Agreements between Seadrill China Operations Ltd. and Seadrill Offshore AS dated October 5, 2012.See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—West Aquarius Bareboat Charters.”

D.	Exchange Controls

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of The Marshall Islands or our operating agreement.

E.	Taxation

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders.

This discussion is based upon provisions of the Code, Treasury Regulations, and current administrative rulings and court decisions, all as in effect or existence on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Seadrill Partners LLC.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g. financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who will hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. Dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each prospective unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, U.S. Holders (as defined below) will not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that owns (actually or constructively) less than 10% of our equity and that is:

•	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and, thereafter, as capital gain. U.S. Holders that are corporations generally will not be entitled to claim dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common units, by a U.S. Holder that is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income,” which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as The New York Stock Exchange on which our common units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under “Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests for taxable years beginning after December 31, 2012. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Unitholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common units.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

•

at least 75% of our gross income (including the gross income of our drilling rig owning subsidiaries) for such taxable year consists of passive income (e.g. dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or

•

at least 50% of the average value of the assets held by us (including the assets of our drilling rig owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation, we do not believe that we are or will be a PFIC for our current or any future taxable year. We believe the income our subsidiaries earn from our present drilling contracts should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we expect that more than 25% of our gross income for our 2012 taxable year and each future year will arise from such drilling contracts or other income that we believe should not constitute passive income, and more than 50% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, we believe that we should not be a PFIC for our 2012 taxable year or any future year.

Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our drilling contracts or charters. Thus, it is possible that the IRS or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure unitholders that the nature of our operations will not change in the future and that we will not become a PFIC in any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “Electing Holder”), then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year (or a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•

the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies whole owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a “Non-U.S. Holder.” If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units is subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year, or (2) $75,000 at any time during the tax year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy the reporting obligations described above. Unitholders should consult their tax advisors regarding their reporting obligations, if any, result of their purchase, ownership or disposition of our units.

Non-United States Tax Considerations

Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Seadrill Partners LLC.

Marshall Islands Tax Consequences

The following discussion is based upon the opinion of Watson, Farley & Williams (New York) LLP, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law our unitholders will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to our unitholders. In addition, our unitholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and will not be required by the Republic of the Marshall Islands to file a tax return relating to their ownership of common units.

United Kingdom Tax Consequences

The following is a discussion of the material U.K. tax consequences that may be relevant to unitholders who are persons not resident or individuals not resident or ordinarily resident for tax purposes in the United Kingdom (and who are persons who have not been resident or ordinarily resident for tax purposes in the United Kingdom), or “non-U.K. Holders.”

Unitholders who are, or have been, resident or ordinarily resident in the United Kingdom are urged to consult their own tax advisors regarding the potential U.K. tax consequences to them of an investment in our common units. For this purpose, a company incorporated outside of the U.K. will be treated as resident in the United Kingdom in the event its central management and control is carried out in the United Kingdom.

The discussion that follows is based upon existing U.K. legislation and current H.M. Revenue & Customs practice as of April 30, 2013, both of which may change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences of unit ownership described below.

We are not required to withhold U.K. tax when paying distributions to unitholders.

Under U.K. taxation legislation, non-U.K. holders will not be subject to tax in the United Kingdom on income or profits, including chargeable (capital) gains, in respect of the acquisition, holding, disposition or redemption of the common units, provided that:

•	such holders do not use or hold and are not deemed or considered to use or hold their common units in the course of carrying on a trade, profession or vocation in the United Kingdom; and

•	such holders do not have a branch or agency or permanent establishment in the United Kingdom through which such common units are used, held or acquired.

U.K. stamp duty should not be payable in connection with a transfer of units, provided that the instrument of transfer is executed and retained outside the U.K. and no other action is taken in the U.K. by the transferor or transferee.

No U.K. stamp duty reserve tax will be payable in respect of any agreement to transfer units provided that the units are not registered in a register kept in the U.K. by or on behalf of the Company. The Company currently does not intend that any such register will be maintained in the U.K.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT HIS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER HIS PARTICULAR CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at 13th Floor, One America Square, 17 Crosswall, London, EC3N 2LB, United Kingdom. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge, or from the SEC’s Public Reference Section at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.

I.	Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. We may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Interest Rate Risks

The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company’s ambition is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

As of December 31, 2012, we were party to interest rate swap agreements with a combined outstanding principal amount of approximately $1,128 million at rates between 1.38% per annum and 0.739% per annum. The swap agreements mature between November 2017 and December 2022. The loss recognized on our interest rate swaps for the year ended December 31, 2012, was $19.2 million. The interest rate swap agreements were entered in to by Seadrill Limited, as Borrower, and Seadrill Partners.

As of December 31, 2012, our net exposure to floating interest rate fluctuations on our outstanding debt was $1,192 million, compared with $1,331 million as of December 31, 2011. An increase or decrease in short-term interest rates of 100 bps would thus increase or decrease, respectively, our interest expense by approximately $11.9 million on an annual basis as of December 31, 2012, as compared to $13.3 million in 2011.

The fair values of our interest rate swaps as of December 31, 2012 and 2012 were as follows:

	December 31, 2012		December 31, 2011
(In millions of US dollars)	Outstanding principal	Fair Value	Outstanding Principal	Fair Value
Other current assets (liabilities)	1,128	(6)	0	0

For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2012, please read Note 18 of the Consolidated and Combined Carve-Out Financial Statements included elsewhere in this annual report.

Credit Risk

The Company has financial assets which expose the Company to credit risk arising from possible default by a counterparty. The Company considers the counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties. The Company in the normal course of business does not demand collateral from its counterparties.

Foreign Currency Fluctuation Risks

OPCO and all of its subsidiaries use the U.S. Dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. Dollars. Accordingly, our reporting currency is also U.S. Dollars. We do, however, earn revenue and incur expenses in other currencies and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

We are exposed to some extent in respect of the West Vencedor, which receives approximately 30% of its dayrate in Euros. In addition, we receive 10% of the West Capella’s revenues in Nigerian Naira. There is a natural hedge of exposure to Nigerian Naira as a portion of our operating costs are denominated in Nigerian Naira. A 10% appreciation or depreciation in the exchange rate of Euros against the U.S. Dollar would increase or decrease OPCO’s revenue by $2.0 million.

Our foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to US Dollars, with the resulting gain or loss recorded as “Foreign exchange gain/(loss);”

•	the impact of fluctuations in exchange rates on the reported amounts of our revenues and expenses which are denominated in foreign currencies; and

•

foreign subsidiaries whose accounts are not maintained in U.S. Dollars, which when converted into US Dollars can result in exchange adjustments, which are recorded as a component in shareholders’ equity.

We do not use foreign currency forward contracts.

Retained Risk

Physical Damage Insurance. Seadrill purchases hull and machinery insurance to cover for physical damage to its drilling rigs and charges us for the cost related to OPCO’s initial fleet.

We retain the risk for the deductibles relating to physical damage insurance on OPCO’s initial fleet. The deductible is currently a maximum of $5 million per occurrence.

Loss of Hire Insurance. Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling rigs, where such damage is covered under the Seadrill’s physical damage insurance, and charges us for the cost related to OPCO’s initial fleet.

The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which OPCO is compensated for loss of revenue are limited to between 210 and 290 days. OPCO retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy.

Protection and Indemnity Insurance. Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims of up to $250 million per event and in the aggregate for the West Vencedor and up to $500 million per event and in the aggregate for each of the West Aquarius , the West Capricorn and the West Capella.

OPCO retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.

Concentration of Credit Risk

The market for OPCO’s services is the offshore oil and gas industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Reserves for potential credit losses are maintained when necessary.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None of OPCO, any of its subsidiaries or us has been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material delinquency that was not cured within 30 days.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On October 18, 2012, the Form F 1 relating to our IPO, or the Registration Statement, was declared effective. On October 24, 2012, we closed our IPO. Citigroup Global Markets Inc. served as the managing underwriter of the IPO. The gross proceeds of the IPO totaled approximately $221.4 million. In connection with its IPO, the Company issued and sold 10,062,500 common units representing limited liability company interests in the Company (including 1,312,500 common units issued in connection with the exercise by the underwriters’ of their option to purchase additional common units) to the public at a price of $22.00 per unit, raising gross proceeds of $221.4 million. Net proceeds from the offering were $202.6 million, after deducting underwriting discounts, commissions, and structuring fee and expenses of $18.8 million. The net proceeds of the offering were used as consideration for the acquisition of our interests in OPCO.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our Principal Executive Officer and our Principal Financial and Accounting Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2012, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial and Accounting Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Kate Blankenship qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

We have adopted a Code of Ethics that applies to all entities controlled by the Company and its employees, directors, officers and agents of the Company. We have posted a copy of our Code of Ethics on our website at www.seadrillpartners.com. We will provide any person, free of charge, a copy of our Code of Ethics upon written request to our registered office.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2012 was PricewaterhouseCoopers LLP in the United Kingdom. In 2011 our principal accountant was PricewaterhouseCoopers AS in Norway.

Fees Incurred by the Company for PricewaterhouseCoopers LLP’s Services

In 2012, the fees rendered by the auditors were as follows.

	2012	2011
Audit Fees	$1,834,323	$—
Audit-Related Fees	—	—
Tax Fees	—	—
All other fees	—	—

	$1,834,323	$—

Audit Fees

Audit fees include $450,000 of fees related to aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for 2012 with PricewaterhouseCoopers LLP in the UK.

Audit fees include $1,384,323 of fees relating to professional services comprising of assurance work in connection with financing and other agreements in connection with our IPO in October 2012. The fees are with PricewaterhouseCoopers AS in Norway. Note that prior to the IPO, audit fees were borne by Seadrill Limited on our behalf.

Audit-Related Fees

Not applicable.

Tax Fees

There were no fees for tax services in 2012 or in 2011.

All Other Fees

Not applicable.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant for all periods in 2012 subsequent to our IPO.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrants’ Certifying Accountant

(a) On December 20, 2012, and in connection with the Company’s initial public offering and the establishment of the Company’s headquarters in the United Kingdom, the Company dismissed PricewaterhouseCoopers AS (“PwC Norway”) as the Company’s independent registered public accounting firm. The audit committee of the board of directors (the “Audit Committee”) of the Company approved the dismissal of PwC Norway.

The reports of PwC Norway on the Combined Carve-out financial statements of the Company for the years ended December 31, 2011 and 2010, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2011 and 2010 and through the December 20, 2012, there were no disagreements with PwC Norway on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of PwC Norway, would have caused it to make reference thereto in connection with its reports on the financial statements of the Company or its Predecessor for such years. During the years ended December 31, 2011 and 2010, and through December 20, 2012, there were no “reportable events” as defined under Item 16F(a)(1)(v) of Form 20-F.

The Company provided PwC Norway with a copy of the disclosure it is making herein in response to Item 16F of Form 20-F, and requested that PwC Norway furnish the Company with a copy of their letter addressed to the Securities and Exchange Commission (the “SEC”), pursuant to Item 16F(a)(3), stating whether or not PwC Norway agrees with the statements related to them made by the Company in this Item 16F. A copy of PwC Norway’s letter to the SEC dated April 30, 2013 is attached as Exhibit 16.1 to this report.

(b) Also, on December 20, 2012, and in connection with the Company’s initial public offering and the establishment of the Company’s headquarters in the United Kingdom, the Audit Committee recommended and approved the selection of PricewaterhouseCoopers LLP (“PwC UK”), effective immediately, as the Company’s new independent registered public accounting firm.

During the years ended December 31, 2011 and 2010, and through to December 20, 2012, neither the Company, nor anyone on its behalf, consulted PwC UK regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of the Company, and no written report or oral advice was provided to the Company that PwC UK concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or a “reportable event” (as each is described in Item 16F(a)(2)(ii)).

Item 16G.	Corporate Governance

Overview

Pursuant to an exception under the NYSE listing standards for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to state any significant differences between our corporate governance practices and the practices required by the NYSE for U.S. companies. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our unitholders. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

Independence of Directors

NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is composed of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors composed of a majority of directors meeting the independence standards described in NYSE rules. Accordingly, our board of directors is not composed of a majority of independent directors. However, our board has determined that each of Mrs. Blankenship, Mr. Bekker and Mr. Veldhuizen satisfies the independence standards established by The New York Stock Exchange, or NYSE, as applicable to us.

Executive Sessions

The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law and our limited liability company agreement, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

Nominating/Corporate Governance Committee

The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Marshall Islands law and our limited liability company agreement, we do not currently have a nominating or corporate governance committee.

Audit Committee

The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Securities and Exchange Act of 1934, as amended, our audit committee currently consists of two independent member of our board of directors. In accordance with the NYSE and the SEC’s phase-in provisions for companies listing in connection with their initial public offering, we expect to appoint an additional director meeting applicable audit committee independence standards to serve as the third member of our audit committee within one year after the effective date of our Registration Statement on Form F-1 relating to our IPO. Under the Audit Committee charter, the Audit Committee confers with the Company’s independent registered public accounting firm and reviews, evaluates and advises the board of directors concerning the adequacy of the Company’s accounting systems, its financial reporting practices, the maintenance of its books and records and its internal controls. In addition, the Audit Committee reviews the scope of the audit of the Company’s financial statements and results thereof.

Compensation Committee

The NYSE requires that a listed U.S. company have a compensation committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Marshall Islands law and our limited liability company agreement, we do not currently have a compensation committee.

Corporate Governance Guidelines

The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

Issuance of Additional Units

The NYSE requires that a listed U.S. company obtain unitholder approval in certain circumstances prior to the issuance of additional units. Consistent with Marshall Islands Law and our operating agreement, we are authorized to issue an unlimited amount of additional limited liability company interests and options, rights and warrants to buy limited liability company interests for the consideration and on the terms and conditions determined by our board of directors without the approval of the unitholders.

We believe that our established corporate governance practices satisfy the NYSE listing standards.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The following financial statements listed below and set forth on pages F-1 through F-27, together with the related reports of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm and PricewaterhouseCoopers AS, Independent Registered Public Accounting Firm thereon, are filed as part of this annual report:

Item 19. Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

1.1	Certificate of Formation of Seadrill Partners LLC (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on September 21, 2012)

1.2*	First Amended and Restated Operating Agreement of Seadrill Partners LLC, dated October 24, 2012

1.3*	Agreement of Limited Partnership of Seadrill Operating LP dated September 27, 2012

1.4*	Limited Liability Company Agreement of Seadrill Operating GP LLC, dated September 27, 2012

1.5*	Amended & Restated Limited Liability Company Agreement of Seadrill Capricorn Holdings LLC dated October 18, 2012

4.1*	Contribution and Sale Agreement among Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating GP LLC, Seadrill Operating LP, Seadrill Capricorn Holdings LLC, Seadrill Opco Sub LLC, Seadrill Americas Inc., Seadrill Offshore AS, and Seadrill UK Ltd., dated as of October 22, 2012

4.2*	Omnibus Agreement among Seadrill Limited, Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating LP, Seadrill Operating GP LLC, and Seadrill Capricorn, dated as of October 24, 2012

4.3*	Management and Administrative Services Agreement with Seadrill Management AS

4.4*	Advisory, Technical and Administrative Services Agreement with Seadrill Americas, Inc.

4.5.1	Advisory, Technical and Administrative Services Agreement between Seadrill Management AME Ltd and Seadrill Vencedor Ltd. dated January 1, 2012 (incorporated by reference to Exhibit 10.5.1 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.5.2	Advisory, Technical and Administrative Services Agreement between Seadrill Management AME Ltd and Seadrill Deepwater Drillship Ltd. dated January 1, 2012 (incorporated by reference to Exhibit 10.5.2 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

Exhibit Number	Description

4.6*	Management Services Agreement with Seadrill UK Ltd.

4.7*	Revolving Agreement between Seadrill Operating LP and Seadrill Capricorn Holdings LLC, as borrowers, and Seadrill Limited, as lender, dated October 24, 2012

4.8	Amended and Restated US$1,500,000,000 Senior Secured Credit Facility Agreement dated October 15, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein as guarantors, and the banks and financial institutions named therein as lenders, dated October 15, 2012 (incorporated by reference to Exhibit 10.9 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.9	Amended and Restated US$1,200,000,000 Senior Secured Credit Facility Agreement dated October10, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein as guarantors, and the banks and financial institutions named therein as lenders, dated October 10, 2012 (incorporated by reference to Exhibit 10.9 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.10.1	Amended and Restated US$275,000,000 Senior Secured Term Loan and Revolving Credit Facility Agreement dated October 10, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein, as guarantors, and the banks and financial institutions named therein as lenders, dated October 10, 2012 (incorporated by reference to Exhibit 10.10.1 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.10.2	Amended and Restated the US$275,000,000 Senior Secured Term Loan Facility Agreement dated October 10, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein, as guarantors, as the banks and financial institutions named therein as lenders, dated October 10, 2012 (incorporated by reference to Exhibit 10.10.2 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.11	Amended and Restated Common Terms Agreement dated October 10, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein as guarantors, DNB Bank ASA as Agent, GIEK Facility Agent and Security Agent and Citibank NA, London Branch as GIEK Agent, dated October 10, 2012 (incorporated by reference to Exhibit 10.11 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.12	Loan Agreement dated September 28, 2012 between Seadrill Limited and Seadrill China Operations Ltd. (incorporated by reference to Exhibit 10.12 of Amendment No. 1 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 5, 2012)

4.13	Loan Agreement dated September 28, 2012 between Seadrill Limited and Seabras Rig Holdco Kft. (incorporated by reference to Exhibit 10.13 of Amendment No. 1 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 5, 2012)

4.14	Loan Agreement dated September 28, 2012 between Seadrill Limited and Seadrill Deepwater Drillship Ltd. (incorporated by reference to Exhibit 10.14 of Amendment No. 1 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 5, 2012)

4.15	Loan Agreement dated September 28, 2012 between Seadrill Limited and Seadrill Vencedor Ltd. (incorporated by reference to Exhibit 10.15 of Amendment No. 1 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 5, 2012)

4.16	Bareboat Charter Agreement between Seadrill Offshore AS and Seadrill Canada Ltd. dated October 5, 2012 (incorporated by reference to Exhibit 10.16 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.17	Bareboat Charter Agreements between Seadrill China Operations Ltd. and Seadrill Offshore AS dated October 5, 2012 (incorporated by reference to Exhibit 10.17 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

8.1*	List of Subsidiaries of Seadrill Partners LLC

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial and Accounting Officer

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer

13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer

15.1*	Letter from PricewaterhouseCoopers AS.

*	Filed herewith.

Index to Consolidated and Combined Carve-out Financial Statements of Seadrill Partners LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Seadrill Partners LLC:

In our opinion, the accompanying Consolidated and Combined Carve-out Balance Sheet and the related Consolidated and Combined Carve-out Statement of Operations, Consolidated and Combined Carve-out Statement of Changes in Members’ Capital/Owner’s Equity and Consolidated and Combined Carve-out Statement of Cash Flows present fairly, in all material respects, the financial position of Seadrill Partners LLC, including its subsidiaries, as at December 31, 2012, and the results of its operations and its cash flows for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. These Consolidated and Combined Carve-out Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Consolidated and Combined Carve-out Financial Statements based on our audit. We conducted our audit of these Consolidated and Combined Carve-out Financial Statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated and Combined Carve-out Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated and Combined Carve-out Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Uxbridge, United Kingdom

April 30, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Seadrill Partners LLC:

In our opinion, the accompanying Consolidated and Combined Carve-out Balance Sheet and the related Consolidated and Combined Carve-out Statements of Operations, Consolidated and Combined Carve-out Statements of Changes in Members’ Capital/Owner’s Equity and Consolidated and Combined Carve-out Statements of Cash Flows present fairly, in all material respects, the financial position of the carved-out predecessor to Seadrill Partners LLC (the “Seadrill Partners LLC Predecessor”), including the assets and liabilities associated with the drilling rigs the West Aquarius , the West Capella, the West Vencedor and the West Capricorn as described in Note 1 as at December 31, 2011 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. These Consolidated and Combined Carve-out Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Consolidated and Combined Carve-out Financial Statements based on our audit. We conducted our audit of these Consolidated and Combined Carve-out Financial Statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated and Combined Carve-out Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated and Combined Carve-out Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers AS

Oslo, Norway

July 2, 2012

SEADRILL PARTNERS LLC

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

for the years ended December 31, 2012, 2011 and 2010

(In US$ millions, except per unit data)

	2012	2011	2010

Operating revenues
Contract revenues	564.1	485.0	467.6
Reimbursable revenues	30.7	12.2	10.7
Other revenues	19.1	—	—
Total operating revenues	613.9	497.2	478.3

Operating expenses
Vessel and rig operating expenses	206.5	157.5	131.8
Reimbursable expenses	29.9	11.7	8.7
Depreciation and amortization	74.9	57.8	56.8
General and administrative expenses	22.1	17.0	11.4
Total operating expenses	333.4	244.0	208.7

Net operating income	280.5	253.2	269.6

Financial items
Interest income	1.7	—	—
Interest expense	(41.0)	(31.9)	(35.6)
Loss on derivative financial instruments	(19.2)	(52.1)	(22.5)
Currency exchange loss	(2.2)	(0.5)	—
Total financial items	(60.7)	(84.5)	(58.1)

Income before income taxes	219.8	168.7	211.5

Income taxes	(31.5)	(27.6)	(35.0)
Net income	188.3	141.1	176.5

Net income attributable to the non-controlling interest	32.5	—	—
Net income attributable to Seadrill Partners LLC members	155.8	141.1	176.5

Earnings per unit (basic and diluted)
Common unitholders	$0.29	—	—
Subordinated unitholders	$0.13	—	—

A Statement of Other Comprehensive Income has not been presented as there are no items recognised in other comprehensive income.

See accompanying notes that are an integral part of these Consolidated and Combined Carve-out Financial Statements.

SEADRILL PARTNERS LLC

CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

for the years ended December 31, 2012 and 2011

(In US$ millions)

	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	19.4	15.4
Accounts receivables, net	134.1	52.5
Mobilization revenue receivable – short-term	13.6	—
Amount due from related party	39.6	—
Other current assets	34.4	28.2
Total current assets	241.1	96.1
Non-current assets:
Newbuildings	—	764.5
Drilling rigs	2,103.0	1,334.6
Mobilization revenue receivable – long-term	49.4	—
Deferred tax assets	0.6	1.1
Other non-current assets	8.0	14.2
Total non-current assets	2,161.0	2,114.4
Total assets	2,402.1	2,210.5

LIABILITIES AND MEMBERS’ CAPITAL / OWNERS EQUITY
Current liabilities:
Current portion of long-term related party payable	225.5	180.9
Trade accounts payable and accruals	28.2	32.6
Deferred mobilization revenue – short-term	19.9	12.0
Related party payable	122.2	—
Other current liabilities	23.2	27.9
Total current liabilities	419.0	253.4
Non-current liabilities:
Long-term related party payable	966.7	1,149.6
Deferred mobilization revenue – long-term	41.1	14.5
Other non-current liabilities	0.4	—
Total non-current liabilities	1,008.2	1,164.1

Commitments and contingencies (see note 19)	—	—

Equity
Owner’s Equity
Members’ Capital:	—	793.0
Common unitholders (issued 24,815,025 units)	208.2	—
Subordinated unitholders (issued 16,543,350 units)	89.6	—
Total members’ capital / Owner’s equity	297.8	793.0
Non-controlling interest	677.1	—
Total equity	974.9	793.0
Total liabilities and equity	2,402.1	2,210.5

See accompanying notes that are an integral part of these Consolidated and Combined Carve-out Financial Statements.

SEADRILL PARTNERS LLC

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENT OF CASH FLOWS

for the years ended December 31, 2012, 2011 and 2010

(In US$ millions)

	2012	2011	2010
Cash Flows from Operating Activities
Net income	188.3	141.1	176.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	74.9	57.8	56.8
Amortization of deferred loan charges	6.3	4.5	4.3
Amortization of mobilization revenue	(18.0)	(12.0)	(11.5)
Unrealized loss related to derivative financial instruments	19.2	52.1	22.5
Payment for long term maintenance	(14.4)	(3.8)	—
Deferred income tax expense	0.5	0.3	(1.4)
Changes in operating assets and liabilities, net of effect of acquisitions
Mobilization fees received from customers	52.5	—	14.4
Trade accounts receivable	(81.6)	38.8	(14.5)
Mobilization revenue receivable	(63.0)	—	—
Trade accounts payable	(4.4)	(0.6)	(0.5)
Related party payables	4.4	—	—
Other assets	(6.3)	(1.8)	0.2
Other liabilities	(4.3)	17.2	(2.1)
Net cash provided by operating activities	154.1	293.6	244.7

Cash Flows from Investing Activities
Additions to newbuildings and rigs	(64.4)	(392.3)	(140.6)
Net cash used in investing activities	(64.4)	(392.3)	(140.6)

Cash Flows from Financing Activities
Proceeds from debt	—	1,484.2	891.3
Repayments of debt	(138.3)	(931.0)	(521.1)
Debt fees paid	—	(8.8)	(1.7)
Proceeds on issuance of equity, net of fees	207.1
Repayment of Owner’s funding	(154.5)	(435.5)	(483.3)
Net cash provided (used in)/by financing activities	(85.7)	108.9	(114.8)

Net increase/(decrease) in cash and cash equivalents	4.0	10.2	(10.7)
Cash and cash equivalents at beginning of the period	15.4	5.2	15.9
Cash and cash equivalents at the end of period	19.4	15.4	5.2

Supplementary disclosure of cash flow information
Interest paid net of capitalized interest	39.8	28.7	31.2
Taxes paid	37.2	29.6	25.5

See accompanying notes that are an integral part of these Consolidated and Combined Carve-out Financial Statements.

SEADRILL PARTNERS LLC

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN MEMBERS’

CAPITAL / OWNER’S EQUITY

for the years ended December 31, 2012, 2011 and 2010

(In US$ millions)

		Members’ Capital
	Owner’s Equity	Common Units	Subordinated Units	Seadrill Member	Total Before Non- Controlling interest	Non- controlling Interest	Total Members’ Capital/Owner’s Equity
Combined balance as at January 1, 2010	1,318.2	—	—	—	1,318.2	—	1,318.2
Combined carve-out net income	176.5	—	—	—	176.5	—	176.5
Movement in invested equity	(460.0)	—	—	—	(460.0)	—	(460.0)
Combined balance as at December 31, 2010	1,034.7	—	—	—	1,034.7	—	1,034.7
Combined carve-out net income	141.1	—	—	—	141.1	—	141.1
Movement in invested equity	(382.8)	—	—	—	(382.8)	—	(382.8)
Combined balance as at December 31, 2011	793.0	—	—	—	793.0	—	793.0
Combined carve-out net income as at (January 1 to October 23)	146.5	—	—	—	146.5	—	146.5
Movement in invested equity	(6.4)	—	—	—	(6.4)	—	(6.4)
Elimination of equity transferred to the Company	(644.6)	—	—	—	(644.6)	644.6	—
Combined balance as at October 24, 2012	288.5	—	—	—	288.5	644.6	933.1
Allocation of Company capital to unitholders	(288.5)	202.6	85.9	—	—	—	—
Issuance of 24,815,025 common units and 16,543,350 subordinated units	—	221.4	—	—	221.4	—	221.4
Expenses related to IPO	—	(18.8)	—	—	(18.8)	—	(18.8)
Proceeds distributed back to Seadrill	—	(202.6)	—	—	(202.6)	—	(202.6)
Post IPO net income	—	5.6	3.7	—	9.3	32.5	41.8
Consolidated Balance at December 31, 2012	—	208.2	89.6	—	297.8	677.1	974.9

See accompanying notes that are an integral part of these Consolidated and Combined Carve-out Financial Statements.

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 1- General information

Background

On June 28, 2012, Seadrill Limited (“Seadrill” or the “Parent”) formed Seadrill Partners LLC (the “Company”) under the laws of the Republic of the Marshall Islands as part of its strategy for the Company to acquire, in connection with the Company’s initial public offering of its common units (the “IPO”), a 30% limited partner interest and non-economic general partner interest in Seadrill Operating LP, a Marshall Islands limited Company and a 51% limited liability company interest in Seadrill Capricorn Holdings LLC, a Marshall Islands limited liability company, which we collectively refer to as “OPCO”.

In connection with the IPO on October 24th, 2012, Seadrill and its subsidiaries transferred (i) Seadrill Operating LP which includes (a) a 100% interest in the entities that own and operate the West Aquarius and the West Vencedor, and (b) an approximate 56% interest in the entity that owns and operates the West Capella and (ii) Seadrill Capricorn Holdings LLC, a 100% interest in the entities that own and operate the West Capricorn, we collectively refer to these interests as “OPCO’s Initial Fleet.”

On October 24, 2012 the Company completed its IPO of 10,062,500 common units representing limited liability company interests in the Company (including 1,312,500 common units issued in connection with the exercise of the underwriters’ option to purchase additional common units). The Company’s common units are listed on the New York Stock Exchange (“NYSE”) under the symbol “SDLP”. Upon completion of the IPO, Seadrill owned 14,752,525 common units and 16,543,350 subordinated units which represent approximately 75.7% of the limited liability company interests in the Company. The Company’s only cash generating assets are its ownership interests in OPCO. OPCO’s fleet consists of two ultra-deepwater semi-submersible rigs (the West Aquarius and the West Capricorn), one ultra-deepwater drillship (the West Capella), and one semi-tender rig, (the West Vencedor), all of which operate under long-term contracts.

Basis of consolidation and presentation

The financial statements are presented in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The amounts are presented in United States dollar (US dollar) rounded to the nearest hundred thousand, unless otherwise stated.

The Company’s consolidated and combined carve-out financial statements had negative working capital at December 31, 2012 and 2011. This is due to the historic financial positions of the Company, historic interaction between the Company and Seadrill, and the accounting treatment described above. A discussion of the relationship with Seadrill, including a description of the costs that have been allocated to the Company, is included in Note 17 “Related Party Transactions.”

The accounting policies set out below have been applied consistently to all periods in these consolidated and combined carve-out financial statements, unless otherwise noted.

Post - IPO Basis of consolidation

Investments in companies in which the Company directly or indirectly holds more than 50% of the voting control are consolidated in the financial statements.

The Company owns a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP, through our 100% ownership of its general partner Seadrill Operating GP LLC.

All inter-company balances and transactions are eliminated.

We have allocated the initial company capital of unitholders on the basis of how distributions would be made in a liquidation situation.

Pre - IPO Basis of consolidation

Before the Company’s initial public offering, the Company’s Combined Carve-out Financial Statements have been prepared on a “carve-out” basis for the periods January 1, 2012 to October 23, 2012 and years ended December 31, 2011 and 2010, from the accounting records of the Seadrill using historical results of operations, assets and liabilities attributable to the Company, including allocation of expenses from Seadrill. Management believes the assumptions and allocations of the carve-out period have been determined on a basis that is a reasonable reflection of the utilization of services provided to, or the benefit received by, the Company during the periods presented. The actual basis of allocation for each item is described below.

The Company’s Combined Carve-out Financial Statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the OPCO’s companies and their rig-owning and operating subsidiaries, plus the following items which have been assigned or allocated as set forth below:

•	The West Capricorn loan and associated balances have been assigned based on the actual debt agreements, as these are readily separable and identifiable within the books of Seadrill.

•

The Company’s debts relating to the West Capella, the West Aquarius and the West Vencedor drilling rigs are held by Seadrill in connection with loan facilities which also cover non-Seadrill Partners LLC drilling rigs. Accordingly, the Company’s share of these loan facilities, interest expense, deferred financing fees and related repayments and drawdowns for all periods presented have been carved-out based on the relative fair value of the Company’s drilling rigs at December 31, 2011, which is based on external fair value assessments.

•

The Company has also benefited from Seadrill’s general corporate debt. As the use of this debt was for general corporate purposes within the Seadrill corporate group, a proportion of the interest cost of this debt has been included in the Company’s Combined Carve-out Financial Statements for the periods presented, based upon the relative fair value of the Company’s drilling rigs at December 31, 2011 in proportion to the fair value of Seadrill’s drilling rigs (including the Company’s drilling rigs).

•

A portion of Seadrill’s mark-to-market adjustments for interest rate swap derivatives have been allocated to the Company’s Combined Carve-out Statement of Operations on the basis of the Company’s proportion of Seadrill’s floating rate debt.

•

Rig operating expenses, which include rig management fees for the provision of technical and commercial management of rigs, that cannot be attributed to specific drilling rigs have been allocated to the Company based on intercompany charges from Seadrill.

•

Administrative expenses, which include stock-based compensation and defined benefit pension plan costs of Seadrill that cannot be attributed to specific drilling rigs, and for which the Company is deemed to have received the benefit of, have been allocated to the Company based on intercompany charges from Seadrill. The Company has treated the defined benefit plan as a multiemployer plan operated by Seadrill and has included only period costs from Seadrill during the periods presented.

In accordance with the convention for carve-out financial statements, amounts due to and due from the Company to other Seadrill entities are recognized within owner’s equity in the Company’s Combined Carve-out Financial Statements. Because Seadrill uses a centralized cash management system, whereby cash held at a subsidiary level is swept on a daily basis into a centralized treasury function at Seadrill, intercompany payables and receivables outstanding for the periods presented prior to our IPO, have been deemed to have been treated as equity in the Company.

The financial position, results of operations and cash flows of the Company may differ from those that would have been achieved had the Company operated autonomously as a publicly traded entity for all years presented, as the Company may have had, for example, additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a publicly traded entity.

Note 2- Accounting policies

Use of estimates

Preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contract revenue

A substantial majority of the Company’s revenues are derived from dayrate based drilling contracts (which may include lump sum fees for mobilization and demobilization) and other service contracts. Both dayrate base and lump sum fee revenues are recognized ratably over the contract period when services are rendered. Under some contracts, the Company is entitled to additional payments for meeting or exceeding certain performance targets. Such additional payments are recognized when any uncertainties regarding achievements of such targets are resolved or upon completion of the drilling program.

In connection with drilling contracts, the Company may receive lump sum fees for the mobilization of equipment and personnel or for capital additions and upgrades prior to commencement of drilling services. These up-front fees are recognized as revenue over the original contract term, excluding option periods.

In some cases, the Company may receive lump sum non-contingent fees or dayrate based fees from customers for demobilization upon completion of a drilling contract. Non-contingent demobilization fees are recognized as revenue over the original contract term, excluding any extension option periods not exercised by our customers. Contingent demobilization fees are recognized as earned upon completion of the drilling contract.

Fees received from customers under drilling contracts for capital upgrades are deferred and recognized over the remaining contract term, excluding any extension option periods not exercised.

Reimbursable revenue and expenses

Reimbursements received for the purchases of supplies, personnel services and other services provided on behalf of and at the request of our customers in accordance with a contract or agreement are recorded as revenue. The related costs are recorded as reimbursable expenses in the same period.

Other revenues

Other revenues are for revenues earned within our Nigerian service company relating to certain services, including the provision of onshore and offshore personnel, which we provided to Seadrill’s West Polaris drilling rig that was operating in Nigeria for the year ended December 31, 2012.

Mobilization and demobilization expenses

Demobilization costs are costs related to the transfer of a vessel or drilling rig to a safe harbor or different geographic area and are expensed as incurred.

Mobilization costs incurred as part of a contract are capitalized and recognized as expense over the contract term, excluding any extension periods not exercised by our customers. The costs of relocating drilling rigs that are not under contract are expensed as incurred.

Rig Operating Expenses

Rig operating expenses are costs associated with operating a drilling rig that is either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where we operate the rigs and are expensed as incurred.

Repairs, maintenance and periodic surveys

Costs related to periodic overhauls of drilling rigs are capitalized under drilling rigs and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily yard costs and the cost of employees directly involved in the work. Amortization costs for periodic overhauls are included in depreciation and amortization expense. Costs for other repair and maintenance activities are included in vessel and rig operating expenses and are expensed as incurred.

Foreign currencies

The Company and all of its subsidiaries use the U.S. dollars as their functional currency because the majority of their revenues and expenses are denominated in U.S. dollars. Accordingly, the Company’s reporting currency is also U.S. dollars. The Company uses the current method of translation whereby the statements of operations are translated using the average exchange rate for the year and the assets and liabilities are translated using the year end exchange rate. Foreign currency translation gains or losses on consolidation are recorded as a separate component of other comprehensive income in shareholders’ equity, the statement of other comprehensive income has not been disclosed as this is not material for December 31, 2012, 2011 and 2010.

Transactions in foreign currencies during a period are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency assets and liabilities are translated using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the consolidated statements of operations.

Earnings Per Unit

We compute Earnings per Unit by allocating the members net income for the period in accordance with the distribution model across the common and subordinated members and incentive distribution right holders. The allocation is divided by the weighted average number of units outstanding during the period. Diluted Earnings per Unit reflects the potential dilution that could occur if options to issue units were exercised, which would result in the issuance of additional units that would then share in our net earnings.

Current and non-current classification

Receivables and liabilities are classified as current assets and liabilities respectively, if their maturity is within one year of the balance sheet date. Otherwise, they are classified as non-current assets and liabilities.

Cash and cash equivalents

Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with original maturities of three months or less.

Receivables

Receivables, including accounts receivable, are recorded in the balance sheet at their nominal amount less an allowance for doubtful accounts. The Company establishes reserves for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these reserves, the Company considers the financial condition of the customer as well as specific circumstances related to the receivable such as customer disputes. Receivable amounts determined as being unrecoverable are written off.

Newbuildings

The carrying value of rigs under construction (“Newbuildings”) represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, construction supervision, equipment, spare parts, capitalized interest, costs related to first time mobilization and commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

Capitalized interest

Interest expenses are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at the Company’s current rate of borrowing. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period shall be based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts beyond the actual interest expense incurred in the period.

If the Company’s financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the Company.

Drilling rigs

Rigs, vessels and equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of the Company’s semi-submersibles, drillships and tender rigs, when new, is 30 years.

Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset’s value for its remaining useful life are capitalized and depreciated over the remaining life of the asset.

Impairment of long-lived assets

The carrying value of long-lived assets that are held and used by the Company are reviewed for impairment whenever certain trigger events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Derivative Financial Instruments and Hedging Activities

The Company’s interest-rate swap agreements are recorded at fair value. Changes in the fair value of interest-rate swap agreements, which have not been designated as hedging instruments, are recorded as a gain or loss as a separate line item within Financial Items.

Income taxes

Seadrill Partners LLC is organized in the Republic of the Marshall Islands and resident in the United Kingdom for taxation purposes. We and our controlled affiliates do not conduct business or operate in the Republic of the Marshall Islands and therefore are not subject to income, capital gains, profits or other taxation under current Marshall Island law. As a tax resident of the United Kingdom we are subject to tax on income earned from sources within the United Kingdom. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently income taxes have been recorded in these jurisdictions when appropriate.

Significant judgment is involved in determining the provision for income taxes. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. The Company recognizes tax liabilities based on its assessment of whether its tax positions are more likely than not sustainable, based on the technical merits and considerations of the relevant taxing authority’s widely understood administrative practices and precedence.

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. Deferred tax assets and liabilities are based on temporary differences that arise between carrying values used for financial reporting purposes and amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax loss carry forwards. A deferred tax asset is recognized only to the extent that it is more likely than not that future taxable profits will be available against which the asset can be utilized. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted

Deferred charges

Loan related costs, including debt arrangement fees and legal expenses, are capitalized and amortized over the term of the related loan and are included in interest expense.

Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. Prior to IPO, all transactions between related parties were recognized on an allocation basis. Post IPO, all related party transactions are based on the principle of arm’s length estimated market value.

Reclassifications

Certain reclassifications have been made to prior period amounts to conform with the current year presentation. These reclassifications did not have a material effect on the consolidated financial statements (refer to Basis of preparation).

Recently Issued Accounting Standards effective 2013

Balance sheet—Effective January 1, 2013, we will adopt the accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments. The update requires disclosures to present both gross information and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement. The update is effective for interim and annual periods beginning on or after January 1, 2013. We do not expect that our adoption will have a material effect on our consolidated balance sheet or the disclosures contained in our notes to the consolidated financial statements.

Balance sheet—Effective January 1, 2013, we will adopt the accounting standards update that requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. We do not expect that our adoption will have a material effect on our consolidated balance sheet or the disclosures contained in our notes to the consolidated financial statements

Balance sheet—Effective January 1, 2014, we will adopt the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (GAAP). The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount we expect to pay on behalf of its co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The update is effective for interim and annual periods beginning on or after December 15, 2013. The Company is currently assessing the impact of this new standard.

Balance sheet—Effective January 1, 2014, we will adopt the accounting standards update that applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The update requires the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. A pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of an equity method investment. The update is effective for interim and annual periods beginning on or after December 15, 2013. The Company is currently assessing the impact of this new standard.

Note 3 - Formation transactions and initial public offering

Seadrill Partners, LLC is a publicly traded limited liability formed on June 28, 2012 as a wholly owned subsidiary of Seadrill Limited.

On October 24, 2012, the Company completed its IPO, in which the Company sold 10,062,500 common units representing limited liability company interests in the Company (including 1,312,500 common units issued in connection with the exercise by the underwriters’ of their option to purchase additional common units) to the public at a price of $22.00 per unit, raising gross proceeds of $221.4 million. Net proceeds from the offering were $202.6 million, after deducting underwriting discounts, commissions, and structuring fees and expenses of $18.8 million. As part of this transaction, we issued to Seadrill 14,752,525 common units and 16,543,350 subordinated units, which represents an approximate 75.7% limited liability interest in us. In addition, we issued to Seadrill Member LLC, a wholly owned subsidiary of Seadrill the members interest, which is a non economic limited liability company interest in us, and all of our incentive distribution rights, which entitle the Seadrill Member to increasing percentages of the cash we distribute in excess of $0.4456 per unit, per quarter.

On October 24, 2012, the following transactions in connection with our IPO occurred, we acquired in return for the issuance of common and subordinated units to Seadrill and the net proceeds received from the IPO (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through our 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. Seadrill Operating LP owns: (i) a 100% interest in the entities that own the West Aquarius and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn.

These transactions described above have been reflected as a reorganization under common control and therefore the assets and liabilities acquired from Seadrill have been recorded at historical cost by the Company.

Agreements

In connection with the IPO, the Company entered into several agreements including:

•

A management and administrative services agreement with Seadrill Management AS (subsequently assigned to Seadrill Management Ltd), and a management and administrative services agreement with Seadrill UK Ltd, subsidiaries of Seadrill (“Seadrill Management”), pursuant to which Seadrill Management agreed to provide certain management, administrative, financial, personnel and other support services.;

•	A $300.0 million revolving credit agreement with Seadrill; and

•	An Omnibus Agreement with Seadrill, the Seadrill Member and OPCO governing, among other things:

•	To what extent the Company and Seadrill may compete with each other;

•

The Company’s option to purchase rigs T-15 and T-16, from Seadrill at any time within 24 months after their respective acceptances by their customers upon reaching an agreement with Seadrill regarding its purchase price;

•	Certain rights of first offer on certain rigs operating under long term contract for five or more years; and

•	Rights of first offer on additional equity interests in OPCO.

Note 4 – Subsidiaries

The following table lists the Company’s significant subsidiaries and their purpose that are included in the Consolidated and Combined Carve-out Financial Statements as of December 31, 2012.

Name of the Company	Jurisdiction of Incorporation	Principal Activities
Seadrill China Operations Ltd *	Luxembourg	Rig owner
Seadrill Deepwater Drillship Ltd	Cayman Islands	Rig owner
Seadrill Vencedor Ltd	Bermuda	Rig owner
Seabras Rig Holdco Kft*	Hungary	Rig owner
Seadrill China Operations Ltd	Bermuda	Previous rig owner
Seadrill Capricorn Ltd	Bermuda	Previous rig owner
Seadrill Tender Rigs Ltd	Bermuda	Previous rig owner
Subsea Drilling IV Ltd	Cyprus	Previous rig owner
Seadrill Canada Ltd*	Newfoundland, Canada	Operating company
Seadrill Americas Inc	U.S.A	Operating company
Seadrill Asia Ltd	Hong Kong	Operating company
Seadrill Offshore AS	Norway	Operating company
Seadrill US Gulf LLC*	U.S.A	Operating company
Seadrill Mobile Units Nigeria	Nigeria	Service company

*	Established in 2012.

In addition to the entities listed above, the Consolidated and Combined Carve-out Financial Statements (prior to October 24, 2012) included allocations and charges from other Seadrill subsidiaries from which the Company is deemed to have received benefit.

Note 5 – Segment information

Operating segment

OPCO’s fleet, which is regarded as one single global segment, and is reviewed by the Chief Operating Decision Maker, which is the board of directors, as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.

A breakdown of the Company’s revenues by customer for the years ended December 31, 2012, 2011 and 2010 is as follows:

Contract Revenue Split by Customer	2012	2011	2010
ExxonMobil	35%	42%	44%
Total	36%	41%	43%
Chevron	14%	17%	13%
BP	15%	—	—

Total	100%	100%	100%

Geographic Data

Revenues are attributed to geographical areas based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the revenues and fixed assets by geographic area:

Revenues

(In US$ millions)	2012	2011	2010
Nigeria	209.8	204.7	204.1
China	84.1	115.7	49.1
Angola	86.3	82.7	61.7
Vietnam	39.1	60.6	—
Malaysia	—	30.8	—
Canada	87.3	—	—
United States	88.2	—	—
Philippines	—	—	111.0
Indonesia	—	—	49.6
Other	19.1	2.7	2.8

Total	613.9	497.2	478.3

Fixed Assets—Drilling Rigs(1)

(In US$ millions)	2012	2011	2010
Nigeria	553.9	576.7	600.9
China	—	555.1	590.6
Angola	194.3	202.8	218.0
Canada	545.7	—	—
United States	809.1	—	—

Total	2,103.0	1,334.6	1,409.5

(1)	The fixed assets referred to in the table above include the four drilling rigs at December 31, 2012 and three drilling rigs at December 31, 2011 and 2010 the fixed assets referred to are the drilling rigs of the OPCO’s predecessor companies and their subsidiaries. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

Note 6 – Taxation

The following table summarizes, by jurisdiction, the components of the provision for income taxes for the years ended December 31, 2012, 2011 and 2010:

(In US$ millions)	2012	2011	2010
Current tax expense:
United Kingdom	—	—	—
Angola	3.1	3.9	4.5
Canada	0.8	—	—
China	10.4	9.6	4.2
Nigeria	12.8	11.8	12.5
United States	0.9	—	—
Other	3.0	2.0	15.2

Total current tax expense	31.0	27.3	36.4
Deferred tax (benefit) expense:
Angola	0.5	0.3	(1.4)

Total income tax expense	31.5	27.6	35.0

Seadrill Partners LLC is tax resident in the United Kingdom. Our controlled affiliates operate and earn income in several countries and are subject to the laws of taxation within those countries. Currently none of our controlled affiliates operate in the United Kingdom and therefore we are not subject to U.K. tax. Subject to changes in the jurisdictions in which our drilling rigs operate and/or owned, differences in levels of income and changes in tax laws, our effective income tax rate may vary substantially from one reporting period to another. Our effective income tax rate for each of the years ended on December 31, 2012, 2011 and 2010, differs from the U.K. statutory income tax rate as follows:

	2012	2011	2010

U.K. statutory income tax rate	24.5%	26.5%	28.0%
Non-U.K. taxes	(10.2%)	(10.1%)	(11.5%)

Effective income tax rate	14.3%	16.4%	16.5%

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

The net deferred tax assets consist of the following:

(In US$ millions)	2012	2011
Deferred mobilization revenue	$0.6	$1.1

Total deferred tax assets	$0.6	$1.1

The Company did not have any deferred tax liabilities at December 31, 2012 and 2011.

Note 7 – Earnings per unit and cash distributions

The calculations of basic and diluted earnings per unit are presented below:

(in US $ millions, except per unit data)	Year ended December 31, 2012
Post IPO net income attributable to the members of Seadrill Partners LLC (1)	9.3

Net income attributable to:
Common unitholders	7.2
Subordinated unitholders	2.1

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	24,815
Subordinated unitholders	16,543

Earnings per unit (basic and diluted):
Common unitholders	$0.29
Subordinated unitholders	$0.13

Cash distributions declared and paid in the period per unit (2)	—

Subsequent event: Cash distributions declared and paid per unit relating to the period (3):	$0.29

(1)	Earnings per unit information for 2012 is in respect of the period from the date of the Company’s IPO on 24 October 2012 to 31 December 2012. Earnings per unit information has not been presented for any period prior to the Company’s IPO as the information is not comparable due to the change in the Company’s structure and the basis of preparation of the financial statements as described in Note 1.

Allocation of earnings to classes of units used in calculating earnings per unit have been determined in accordance with the distribution guidelines set forth in the First Amended and Restated Operating Agreement of the Company (the “Operating Agreement”) and are determined by adjusting net income for the period by distributions made or to be made in relation to the period irrespective of the declaration and payment dates. Undistributed earnings are allocated based on the same distribution guidelines.

(2)	Refers to the cash distribution declared and paid during the period.

(3)	Refers to the cash distribution declared since IPO and paid subsequent to the period end.

As of December 31, 2012, 24.3% of the Company’s units outstanding were held by the public, and the remaining units were held by Seadrill.

Earnings per unit is determined by adjusting net income for the period by distributions made or to be made in relation to the period. The resulting earnings figure is divided by the number of units outstanding during the period.

The common unitholders’ and subordinated unitholder’s interests in net income are calculated as if all net income was distributed according to the terms of the Company Agreement, regardless of whether those earnings would or could be distributed. The Company Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by the Company’s board of directors to provide for the proper conduct of the Company’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Therefore the earnings per unit is not indicative of potential cash distributions that may be made based on historic or future earnings. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

Under the Operating Agreement, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3875 per unit per quarter, plus any arrearages in the payment of minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The amount of the minimum quarterly distribution is $0.3875 per unit or $1.55 per unit on an annualized basis and is made in the following manner, during the subordination period:

•	First, to the common unitholders, pro rata, until the Company distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

Second, to the common unitholders, pro rata, until the Company distributes for each outstanding common an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•	Third, to the subordinated units, pro rata, the Company distributes for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter;

•	The Company has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

In addition, Seadrill Member currently holds all of the incentive distribution rights in the Company. Incentive distribution rights represent the right to receive an increasing percentage of the quarterly distributions of cash available from operating surplus after the minimum quarterly distribution and target distribution levels have been achieved.

If for any quarter:

•

The Company has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Company will distribute any additional available cash from operating surplus for that quarter among the unitholders in the following manner:

•	first, 100% to all unitholders, until each unitholder receives a total of $0.4456 per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.4844 per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5813 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, and 50.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assumes that the Company does not issue additional classes of equity securities.

The amount of the minimum quarterly distribution is $0.3875 per unit or $1.55 per unit on an annualized basis and is made in the following manner, during the subordination period:

•	First, to the common unitholders, pro rata, until the Company distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

Second, to the common unitholders, pro rata, until the Company distributes for each outstanding common an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•	Third, to the subordinated units, pro rata, the Company distributes for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	The Company has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution.

In addition, Seadrill Member currently holds all of the incentive distribution rights in the Company. Incentive distribution rights represent the right to receive an increasing percentage of the quarterly distributions of cash available from operating surplus after the minimum quarterly distribution and target distribution levels have been achieved.

If for any quarter:

•

The Company has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Company will distribute any additional available cash from operating surplus for that quarter among the unitholders in the following manner:

•	first, 100% to all unitholders, until each unitholder receives a total of $0.4456 per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.4844 per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5813 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, and 50.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assumes that the Company does not issue additional classes of equity securities.

Note 8 – Other revenues

Related party other revenues comprise the following items:

	Year ended December 31
(In US$ millions)	2012	2011	2010

Related party other revenues	19.1	—	—
Total	19.1	—	—

During the year ended December 31, 2012, we earned related party other revenues within our Nigerian service company of $19.1 million relating to certain services, including the provision of onshore and offshore personnel, which we provided to Seadrill’s West Polaris drilling rig that was operating in Nigeria during that period.

Note 9 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. There was no allowance for doubtful accounts receivables at December 31, 2012. The allowance for doubtful accounts receivable was $0.4 million at December 31, 2011.

The Company did not recognize any bad debt expense in 2012, 2011 or 2010, but has instead reduced contract revenue for any disputed amounts. Contract revenue was reduced by $3.4 million in 2012, $0.0 million in 2011 and 2010.

Note 10 – Other current assets

Other current assets include:

(In US$ millions)	December 31, 2012	December 31, 2011

Reimbursable amounts due from customers	24.9	—
Deferred charges – short term portion	6.2	6.3
Prepaid expenses	1.8	1.4
Legal settlement(1)	—	15.0
Other	1.5	5.5
Total other current assets	34.4	28.2

(1)	The legal settlement receivable in December 2011 relates to an arbitration settlement awarded for liquidated damages on late delivery of the West Aquarius drilling rig from the yard. This was recorded as a reduction in the book value of the drilling rig, and therefore did not have any impact on the statement of operations. OPCO’s predecessor companies and operating subsidiaries received this amount in full in 2012.

Note 11 – Newbuildings

(In US$ millions)	December 31, 2012	December 31, 2011
Opening balance	764.5	364.5
Additions	44.2	385.7
Capitalized interest and loan related costs	12.9	14.3
Re-classified as Drilling Rigs	(821.6)	—
Closing balance	—	764.5

All movement during the period related to the West Capricorn, which was transferred from newbuildings to drilling rigs in June 2012.

Note 12 – Drilling rigs

(In US$ millions)	December 31, 2012	December 31, 2011
Cost	2,297.0	1,453.7
Accumulated depreciation	(194.0)	(119.1)
Net book value	2,103.0	1,334.6

Depreciation and amortization expense related to the drilling rigs was $74.9 million, $56.9 million and $55.8 million for the years ended December 31, 2012, 2011 and 2010 respectively.

Note 13 – Other non-current assets

(In US$ millions)	December 31, 2012	December 31, 2011

Deferred charges – long-term portion	7.8	14.1
Other	0.2	0.1
Total other non-current assets	8.0	14.2

Note 14 – Long-term related party payable and interest expenses

For each of the Rig Financing Agreements, the Company entered into a loan agreement with Seadrill. These loan agreements with Seadrill Limited are classified as related party transactions, under which the Company makes principal and interest payments directly to the lender, corresponding to that proportion of the loan relating to the West Capella, West Aquarius, West Vencedor and West Capricorn.

As of December 31, 2012 and 2011, the Company had the following amounts outstanding under credit facilities:

(In US$ millions)	2012	2011
Credit facilities
$1,500 credit facility	572.6	654.3
$1,200 term loan	111.1	126.2
$550 credit facility	508.5	550.0

Total interest bearing debt	1,192.2	1,330.5
Less: current portion	(225.5)	(180.9)
Long-term portion of interest bearing debt	966.7	1,149.6

The amounts relating to 2011 represent allocations of Seadrill Ltd debt as explained in “Note 1.”

The outstanding debt as of December 31, 2012 is repayable as follows:

(In US$ millions)	Year ending December 31
2013	225.5
2014	507.6
2015	129.1
2016	330.0
2017 and thereafter	—
Total debt	1,192.2

Rig Financing Agreements

$1,500 Million Secured Credit Facility

In June 2009, Seadrill entered into a $1,500 million senior secured loan facility with a syndicate of banks and export credit facility agents, to partly fund the acquisition of the West Capella, the West Sirius, the West Ariel, and the West Aquarius rigs, which have been pledged as collateral. Seadrill’s net book value at December 31, 2012 of the rigs pledged as collateral is $1,733 million of which $1,100 million relates to the Company. The loan facility bears interest at LIBOR plus 3.25% per annum and is repayable over a term of five years. At maturity in June 2014, a balloon payment of $662.0 million is due, of which $409.0 million relates to the Company. We do not have any undrawn capacity on this facility at the year end.

The Company’s share of quarterly principal repayments was $12.7 million in the first two quarters of 2011, which increased to $27.3 million for the remainder of 2011 and all of 2012.

$1,200 Million Secured Term Loan

In June 2010, Seadrill entered into a $1,200 million secured term loan with a group of various commercial lending institutions and export credit agencies. The loan is secured by first priority mortgages on one ultra-deepwater semi-submersible drilling rig (West Orion), one ultra-deepwater drillship (West Gemini) and one tender rig (West Vencedor). Seadrill’s net book value at December 31, 2012 of the rigs pledged as collateral is $1,477 million, of which $189 million relates to the Company. The loan facility bears interest at LIBOR plus 2.25% per annum and is repayable over a term of five years. The outstanding balance as of December 31, 2012 was $867 million, as compared as $1,000 million in 2011. At maturity a balloon payment of $566.7 million is due, of which $71.5 million relates to the Company. The outstanding balance as of December 31, 2012 attributable to the West Vencedor, was $111 million. We do not have any undrawn capacity on this facility at the year end. Subsequent to the balance sheet date Seadrill entered into a renewal of the fixed margin period on this facility commencing on June 25, 2013 with a final maturity in 2015.

The Company’s share of quarterly principal repayments was $4.2 million throughout 2011 and 2012.

$550 Million Secured Credit Facility

In December 2011, Seadrill entered into a $550 million secured credit facility with a syndicate of banks to partly fund the delivery of the ultra-deepwater semi-submersible drilling rig the West Capricorn, which has been pledged as collateral. The net book value at December 31, 2012 of the rig pledged as collateral is $809 million. The loan facility bears interest at LIBOR plus a margin of 1.5% to 2.25%. At maturity a balloon payment of $275 million is due, 100% of which relates to the Company. We do not have any undrawn capacity on this facility at the year end.

The quarterly principal repayments were $13.8 million throughout 2012.

$300 Million Revolving Credit Facility

In October 2012, the Company entered into a $300 million revolving credit facility with Seadrill. The facility is for a term of five years and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. Each loan shall be repaid in full on the repayment date applicable to it. The facility remained undrawn at December 31, 2012.

Covenants on Loans and Bonds

In addition to the collateral provided to lenders in the form of pledged assets, Seadrill’s bank loan agreements generally contain financial covenants, the primary covenants being as follows:

•	Aggregated minimum liquidity requirement for the group: to maintain cash and cash equivalents of at least $155 million within the group.

•	Interest coverage ratio: to maintain an EBITDA to interest expense ratio of at least 2.5:1.

•

Current ratio: to maintain current assets to current liabilities ratio of at least 1:1. Current assets are defined as book value less minimum liquidity, but including up to 20.0% of shares in listed companies owned 20.0% or more. Current liabilities are defined as book value less the current portion of long term debt.

•	Equity to asset ratio: to maintain total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book and market values of drilling rigs.

•

Leverage ratio: to maintain a ratio of net debt to EBITDA no greater than 4.5:1. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements.

Seadrill is in compliance with all the financial loan covenants as of December 31, 2012.

Note 15 – Other current liabilities

Other current liabilities are comprised of the following:

(In US$ millions)	December 31, 2012	December 31, 2011

Taxes payable	10.6	16.6
Employee withheld taxes, social security and vacation payment	6.2	2.8
Other current liabilities	6.4	8.5
Total other current liabilities	23.2	27.9

Note 16 – Non-controlling interest

The Company’s Consolidated and Combined Statement of Operations, Balance Sheet and Statement of Cash Flows include, the non-controlling interest comprising (i) the 70% limited partner interest in Seadrill Operating LP, and (ii) the 49% limited liability company interest in Seadrill Capricorn Holdings LLC, each of which are owned by Seadrill. The non-controlling interest existed from the IPO closing.

Non-controlling interest that arose out of the IPO is as follows:

(In US$ millions)	West Capella	Seadrill Capricorn Holdings LLC	Seadrill Operating LP	Total
Net income for the year ended December 31, 2012	19.8	3.9	8.8	32.5
As at December 31, 2012	19.8	3.9	8.8	32.5

Note 17 – Related party transactions

As described in Note 1, prior to the IPO closing date, Seadrill charged the Company for the provision of technical and commercial management of the drilling rigs, as well as a share of Seadrill’s general and administrative costs. In connection with the IPO, the Company entered into certain agreements with affiliates of Seadrill to provide certain management and administrative services, as well as technical and commercial management services. Amounts charged to the Company for the years ended December 31, 2012, 2011 and 2010 were $106.1 million, $129.1 million and $97.0 million, respectively.

Net expenses (income) from related parties:

(In US$ millions)	2012	2011	2010
Transactions with Seadrill and subsidiaries:
Management and administrative fees (a) and (b)	17.3	18.1	15.3
Rig operating costs (c)	23.7	17.1	14.0
Insurance premiums (d)	10.6	9.9	9.7
Interest expense (e)	34.1	31.9	35.5
Derivative gains and losses (e)	19.2	52.1	22.5
Commitment fee (f)	1.2	—	—
Other revenues due to West Polaris (h)	(19.1)	—	—
Operating expenses for West Polaris (h)	18.3	—	—
Total	105.3	129.1	97.0

Receivables (payables) from related parties:

(In US$ millions)	2012	2011
Trading balances due to Seadrill and subsidiaries (i)	(122.2)	—
Trading balances due from Seadrill and subsidiaries (i)	39.6	—
Rig financing agreement with Seadrill (i)	(1,192.2)	(1,330.5)

(a)	Management and administrative service agreement – In connection with the IPO, OPCO entered into a management and administrative services agreement with Seadrill Management, a wholly owned subsidiary of Seadrill, pursuant to which Seadrill Management provides the Company certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee equal to 5% of Seadrill Management’s costs and expenses incurred in connection with providing these services. The agreement has an initial term for five years and can be terminated by provided 90 days written notice.
(b)	Technical and administrative service agreement – In connection with the IPO, OPCO entered into certain advisory, technical and/or administrative services agreements with subsidiaries of Seadrill. The services provided by Seadrill’s subsidiaries are charged at cost plus service fee equal to 5% of Seadrill’s costs and expenses incurred in connection with providing these services.
(c)	Rig operating costs – relates to rig operating costs charged by the Angolan service company for West Vencedor.
(d)	Insurance premiums – the Company’s drilling rigs are insured by a Seadrill Group company and the insurance premiums incurred are recharged to the Company.
(e)	Interest expense and loss on derivatives – prior to entering the Rig Financing Agreements these costs were allocated to the Company from Seadrill based on the Company’s debt as a percentage of Seadrill’s overall debt. Upon entering the Rig Financing Agreements with Seadrill, the costs and expenses have been incurred by the Company.
(f)	$300 million revolving credit facility – In October 2012 the Company entered into a $300 million revolving credit facility with Seadrill. The facility is for a term of five years and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance.
(g)	Rig Financing Agreement – In September 2012, each of the rig owning subsidiaries of the Company, entered into a loan agreements with Seadrill in the amount of approximately $522.5 million, $115.2 million, $304.6 million and $295.3 million corresponding to the aggregate principal amount outstanding under the Rig Financing Agreements allocable to the West Capricorn, the West Vencedor, the West Aquarius and the West Capella, respectively. Under the agreement each rig owning subsidiary makes payments of principal and interest directly to the lenders under each Rig Financing Agreement, at Seadrill’s direction and on its behalf, corresponding to payments of principal and interest due under each Rig Financing Agreement that are allocable to the West Capricorn, the West Vencedor, the West Aquarius and the West Capella.
(h)	During the year ended December 31, 2012, we earned other revenues within our Nigerian service company of $19.1 million relating to certain services, including the provision of onshore and offshore personnel, which we provided to Seadrill’s West Polaris drilling rig that was operating in Nigeria during that period. Related operating expenses were $18.3 million.
(i)	Trading balances – Receivables and payables with Seadrill and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services, as well as, accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill and its subsidiaries are unsecured, interest free and intended to be settled in the ordinary course of business

Purchase options

Under the omnibus agreement signed on October 24, 2012, the Company has the right to purchase the T-15 and T-16 tender rigs from Seadrill at respective purchase prices to be agreed between Seadrill and the Company, at any time within 24 months after the acceptance by its customers. If the Company and Seadrill are unable to agree upon the purchase price of either the T-15 or T-16, its respective fair market value will be determined by a mutually acceptable third party.

Indemnifications and guarantees

Tax indemnifications

Under the Omnibus Agreement, Seadrill has agreed to indemnify the Company against any tax liabilities arising from the operation of the assets contributed or sold to the Company prior to the time they were contributed or sold.

Environmental and other indemnifications

Under the Omnibus Agreement, Seadrill has agreed to indemnify the Company for a period of five years against certain environmental and toxic tort liabilities with respect to the assets that Seadrill contributed or sold to the Company to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $10 million.

In addition, pursuant to the Omnibus Agreement, Seadrill agreed to indemnify the Company for any defects in title to the assets contributed or sold to the Company and any failure to obtain, prior to October 14, 2012, certain consents and permits necessary to conduct the Company’s business, which liabilities arise within three years after the closing of the IPO on October 24, 2012.

Note 18 – Risk management and financial instruments

We are exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. We may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Interest rate risk

The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company’s objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

Interest rate swap agreements

For the year ended December 31, 2011, and for the period up to the date of the IPO, the Company was allocated a proportion of Seadrill’s loss on interest rate swaps, based on its share of floating interest rate debt and, therefore, no position is recorded as at December 31, 2011. For the period after the IPO, the Company entered into its own interest rate swap agreements with Seadrill.

At December 31, 2012, the Company had interest rate swap agreements with an outstanding principal of $1,128 million. The combined total fair value of the interest rate outstanding as at December 31, 2012 amounted to a liability of $5.9 million, classified within related party payables in our balance sheet as of December 31, 2012. These agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under “Loss on derivative financial instruments”. The loss recognized for 2012 was $19.2 million.

The Company’s interest rate swap agreements as at December 31, 2012, were as follows:

Outstanding principal (In US$ millions)	Receive rate	Pay rate	Length of contract
289	3 month LIBOR	1.11%	Oct 2012 – Dec 2019
289	3 month LIBOR	1.38%	Oct 2012 – Dec 2022
100	3 month LIBOR	1.36%	Oct 2012 – Oct 2019
250	3 month LIBOR	0.74%	Nov 2012 – Nov 2017
200	3 month LIBOR	1.36%	Oct 2012 – Oct 2019

The counterparty to the above agreements is Seadrill.

Details of Seadrill’s Interest Rate Swaps

The extent to which Seadrill utilizes interest rate swaps to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates. At December 31, 2011 and 2010, Seadrill had interest rate swap agreements with an outstanding principal of $4,738 million and $2,706 million, respectively. In addition, Seadrill had outstanding cross currency interest rate swaps at December 31, 2011 and 2010, with a principal amount of $34 million and $174 million, respectively. These agreements do not qualify for hedge accounting, and accordingly the Company’s share of any changes in the fair values of the swap agreements are included in the Company’s Consolidated and Combined Carve-out Financial Statement of Operations under ‘Loss on interest rate swaps.” Seadrill’s combined total fair value of the interest rate swaps and cross currency interest swaps outstanding as of December 31, 2011 and 2010, amounted to a liability in Seadrill’s financial statements $345 million and $145 million, respectively.

Foreign currency risk

The majority of our gross earnings from rigs and vessels are receivable in U.S. dollars and the majority of our other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar. The Company is also exposed to changes in interest rates on floating interest rate debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company’s cash flows.

OPCO and all of its subsidiaries use the U.S. Dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. Dollars. Accordingly, our reporting currency is also U.S. Dollars. We do, however, earn revenue and incur expenses in Euros and Nigerian Naira and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Concentration of credit risk

The Company has financial assets which expose the Company to credit risk arising from possible default by a counterparty. The Company considers the counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties. The Company in the normal course of business does not demand collateral from its counterparties.

Fair Values

The carrying value and estimated fair value of the Company’s financial assets and liabilities as of December 31, 2012 and December 31, 2011 are as follows:

	December 31, 2012		December 31, 2011
(In US$ millions)	Fair Value	Carrying Value	Fair Value	Carrying Value

Cash and cash equivalents	19.4	19.4	15.4	15.4
Current portion of long term debt to related party	225.5	225.5	180.9	180.9
Long-term portion of interest bearing debt to related party	966.7	966.7	1,149.6	1,149.6

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized at level 2 on the fair value measurement hierarchy.

Financial instruments that are measured at fair value on a recurring basis:

	Fair value December 31, 2012	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)		(Level 1)	(Level 2)	(Level 3)
Liabilities:
Interest rate swap contracts	5.9	-	5.9	-
Total liabilities	5.9	-	5.9	-

The value of interest rate swap contracts at December 31, 2011 was nil.

Accounting Standards Codification (“ASC”) Topic 820 Fair Value Measurement and Disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The fair values of interest rate swaps are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR interest rates as of December 31, 2012.

Retained risk

a) Physical Damage Insurance

Seadrill has purchased hull and machinery insurance to cover for physical damage to its drilling rigs and those of the Company and charges the Company for the associated cost for its respective rigs.

The Company retains the risk for the deductibles relating to physical damage insurance on the Company’s fleet. The deductible is currently a maximum of $5 million per occurrence.

b) Loss of Hire Insurance

Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling rigs, where such damage is covered under the Seadrill’s physical damage insurance, and charges the Company for the cost related to the Company’s fleet.

The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Company is compensated for loss of revenue are limited to between 210 and 290 days. The Company retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy.

(c) Protection and Indemnity Insurance

Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims of up to $250 million per event and in the aggregate for the West Vencedor and up to $500 million per event and in the aggregate for each of the West Aquarius , the West Capricorn and the West Capella.

Concentration of Risk

There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Nordea Bank Finland Plc and Danske Bank A/S. The Company considers these risks to be remote.

In the years ended December 31, 2012 and 2011, 35% (2011: 42%), of the Company’s contract revenues were received from subsidiaries of ExxonMobil Corporation (“Exxon”), 36% (2011: 41%) from Total S.A. (“Total”),14% (2011: 17%) from Chevron Corporation (“Chevron”) and 15% (2011: 0%) from British Petroleum (“BP”). There is thus a concentration of revenue risk towards Exxon, Total, Chevron and BP.

Note 19 – Commitments and contingencies

Legal Proceedings

At December 31, 2012, the Company was not party to any litigation.

In December 2011, an arbitration settlement was awarded for liquidated damages on late delivery of the West Aquarius drilling rig from the yard for $15 million. This was recorded as a reduction in the book value of the drilling rig, and therefore did not have any impact on the statement of operations. The OPCO’s predecessor companies and operating subsidiaries received this amount in full in 2012.

Pledged Assets

The book value of assets pledged under mortgage and overdraft facilities at December 31, 2012 and 2011 was $2,098.1 million, and $2,099.1 million, respectively.

Purchase Commitments

At December 31, 2012, the Company had no contractual commitments. At December 31, 2011 the Company had contractual commitments of approximately $3.0 million) relating to construction of the West Capricorn.

Guarantees

At December 31, 2012 the Company has issued guarantees in favor of third parties as follows, which is the maximum potential future payment for each type of guarantee:

(in US$ millions)	December 31, 2012	December 31, 2011
Guarantees to customers of the Company’s own performance	455.0	115.0
Guarantee in favor of banks	157.4	157.4

Total	612.4	272.4

Note 20 – Subsequent Events

On January 24, 2013, the Company declared a distribution for the period from October 24, 2012 (the date of closing the IPO) through December 31, 2012 of $0.2906 per unit ($0.3875 per unit on a pro-rata basis for the fourth quarter 2012), which was paid on February 14, 2013 to unitholders of record on February 4, 2013.

On April 29, 2013, the Company declared a quarterly distribution for the period from January 1, 2013 to March 31, 2013 of $0.3875 per unit, equivalent to an annual distribution of $1.55.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEADRILL PARTNERS LLC (Registrant)

Date: April 30, 2013

	By:	/s/ Graham Robjohns
	Name:	Graham Robjohns
	Title:	Chief Executive Officer of Seadrill Partners LLC (Principal Executive Officer of Seadrill Partners LLC)