Form 20-F
period 2013-12-31
Seadrill Partners LLC
filed 2014-04-30
CIK 1553467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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
2nd floor, Building 11, Chiswick Business Park,
566 Chiswick High Road, London,
W4 5YS, United Kingdom
Telephone: +44 20 8811 4700
(Address of Principal Executive Offices)

Graham Robjohns
2nd floor, Building 11, Chiswick Business Park,
566 Chiswick High Road, London,
W4 5YS, United Kingdom
Telephone: +44 20 8811 4700
E-mail: post@seadrill.com
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
44,400,563 Common Units representing limited liability company interests
16,543,350 Subordinated Units representing limited liability company interests
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as Issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

SEADRILL PARTNERS LLC

Presentation of Information in this Annual Report
This annual report on Form 20-F for the year ended December 31, 2013, or the annual report, should be read in conjunction with the Consolidated and Combined Carve-Out Financial Statements and accompanying notes included in this report. Unless the context otherwise requires, references in this annual report to “Seadrill Partners LLC,” “Seadrill Partners,” the “Company,” “we,” “our,” “us” or similar terms refer to Seadrill Partners LLC, a Marshall Islands limited liability company, or any one or more of its subsidiaries, or to all of such entities, and, for periods prior to the Company's initial public offering on October 24, 2012, the Company's combined entity. References to the Company's “combined entity” refer to the subsidiaries of Seadrill Limited that had interests in the drilling units in the Company's initial fleet prior to the Company's initial public offering, or in the case of drilling units subsequently acquired from Seadrill Limited, the subsidiaries of Seadrill Limited that had interests in the drilling units prior to the date of acquisition. References in this annual report to “Seadrill” refer, depending on the context, to Seadrill Limited (NYSE: SDRL) and to any one or more of its direct and indirect subsidiaries. References to “Seadrill Management” refer to Seadrill Management AS, Seadrill Management Ltd, and Seadrill UK Ltd, the entities that provide the Company with personnel and management, administrative, financial and other support services.
The Company owns (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through the Company's 100% ownership of its general partner, Seadrill Operating GP LLC, (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC and (iii) a 100% interest in Seadrill Partners Operating LLC. Seadrill Operating LP owns: (i) a 100% interest in the entities that own and operate the West Aquarius, the West Vencedor, and the West Leo, (ii) an approximate 56% interest in the entity that owns and operates the West Capella and (iii) a 100% limited liability company interest in Seadrill Partners Finco LLC. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn, the West Sirius and the West Auriga. Seadrill Partners Operating LLC owns 100% of the entities that own and operate the T-15 and T-16. Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC are collectively referred to as “OPCO.”
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
References in this annual report to “ExxonMobil,” “Chevron,” “Total”, “BP”, and "Tullow" refer to subsidiaries of ExxonMobil Corporation, Chevron Corporation, Total S.A., BP Plc, and Tullow Plc respectively, that are OPCO’s customers.

Cautionary Statement Regarding Forward Looking Statements
This annual report contains certain “forward-looking statements” (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning future events and the Company's operations, performance and financial condition (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including statements and assumptions concerning OPCO). In addition, the Company and the Company's representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about the Company's plans, strategies, business prospects, changes and trends in the Company's business, and the markets in which the Company and OPCO operate as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. These forward-looking statements reflect management’s current views only as of the date of this annual report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.
Forward-looking statements appear in a number of places in this annual report and include statements with respect to, among other things:

•	the Company's distribution policy and the Company's ability to make cash distributions on the Company's units or any increases in distributions and the amount of such increases;

•	the Company's ability to borrow under the credit facility between OPCO, as borrower, and Seadrill, as lender;

•	the Company's future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt;

i

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	the ability of OPCO’s drilling units to perform satisfactorily or to the Company's expectations;

•	fluctuations in the international price of oil;

•	discoveries of new sources of oil that do not require deepwater drilling units;

•	the development of alternative sources of fuel and energy;

•	technological advances, including in production, refining and energy efficiency;

•	weather events and natural disasters;

•	the Company's ability to meet any future capital expenditure requirements;

•	the Company's ability to maintain operating expenses at adequate and profitable levels;

•	expected costs of maintenance or other work performed on OPCO's drilling units and any estimates of downtime;

•	the Company's ability to leverage Seadrill’s relationship and reputation in the offshore drilling industry;

•	the Company's ability to purchase drilling units in the future, including from Seadrill;

•	increasing the Company's ownership interest in OPCO;

•	delay in payments by, or disputes with OPCO’s customers under its drilling contracts;

•	OPCO’s ability to comply with, maintain, renew or extend its existing drilling contracts;

•	OPCO’s ability to re-deploy its drilling units upon termination of its existing drilling contracts at profitable dayrates;

•	the Company's ability to respond to new technological requirements in the areas in which OPCO operates;

•	the occurrence of any accident involving OPCO’s drilling units or other drilling units in the industry;

•
changes in governmental regulations that affect the Company or OPCO and the interpretations of those regulations, particularly those that relate to environmental matters, export or import and economic sanctions or trade embargo matters, regulations applicable to the oil industry and tax and royalty legislation;

•	competition in the offshore drilling industry and other actions of competitors, including decisions to deploy drilling units in the areas in which OPCO currently operates;

•	the availability on a timely basis of drilling units, supplies, personnel and oil field services in the areas in which OPCO operates;

•	general economic, political and business conditions globally;

•	military operations, terrorist acts, wars or embargoes;

•	potential disruption of operations due to accidents, political events, piracy or acts by terrorists;

•	the Company's or OPCO’s ability to obtain financing in sufficient amounts and on adequate terms;

•	workplace safety regulation and employee claims;

•	the cost and availability of adequate insurance coverage;

•
the Company's incremental general and administrative expenses as a publicly traded limited liability company and the Company's fees and expenses payable under the advisory, technical and administrative services agreements and the management and administrative services agreements;

•	the taxation of the Company's company and distributions to the Company's unitholders;

•	future sales of the Company's common units in the public market;

•	acquisitions and divestitures of assets and businesses by Seadrill; and

•	the Company's business strategy and other plans and objectives for future operations.
Forward-looking statements in this annual report are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks and uncertainties, including those risks discussed in Item 3 “Key Information—Risk Factors.” The risks, uncertainties and assumptions involve

ii

known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company's control. The Company cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.
The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Company makes no prediction or statement about the performance of the Company's common units. The various disclosures included in this annual report and in the Company's other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect the Company's business, prospects and results of operations should be carefully reviewed and considered.

iii

PART I

Item 1.         Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.         Offer Statistics and Expected Timetable
Not applicable.

Item 3.        Key Information

A.     Selected Financial Data
The following table presents, in each case for the periods and as of the dates indicated, the Company's selected Consolidated and Combined Carve-Out financial and operating data, which includes, for periods prior to the completion of the Company's initial public offering, or the IPO, on October 24, 2012, selected Consolidated and Combined Carve-Out financial and operating data of the combined entity.
During the year ended December 31, 2013, the Company acquired from Seadrill (i) two tender rigs, the T-15 and the T-16, which the Company holds through a 100% limited liability company interest in Seadrill Partners Operating LLC, (ii) a 51% indirect interest in the semi-submersible drilling rig, the West Sirius, which the company holds through Seadrill Capricorn Holdings LLC, and (iii) a 30% indirect interest in the semi-submersible drilling rig, the West Leo, which the Company holds through Seadrill Operating LP. These transactions were deemed to be a reorganization of entities under common control. As a result, the Company's financial statements have been retroactively adjusted to include the historical operating results of these units. The periods retroactively adjusted include all periods that the Company and these units were under the common control of Seadrill. The consolidated and combined statements of operations, balance sheets and cash flows of Seadrill Partners for the years ended December 31, 2013, 2012 and 2011 are therefore presented as if the Company had acquired the interests in these units when they began operations under the ownership of Seadrill.
The following financial data should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the Company's historical Consolidated and Combined Carve-Out financial statements and the notes thereto included elsewhere in this annual report.
The Company's financial position, results of operations and cash flows could differ from those that would have resulted if the Company operated autonomously or as an entity independent of Seadrill in the periods prior to the Company's IPO for which historical financial data are presented below, and such data may not be indicative of the Company's future operating results or financial performance.

	Year Ended December 31,
	2013	2012	2011
	(in millions, except fleet and unit data)
Statement of Operations Data:
Total operating revenues	$1,064.3	$911.8	$678.9
Total operating expenses	576.6	479.7	330.9
Net operating income	487.7	432.1	348.0
Total financial items	(39.1)	(99.6)	(132.3)
Income before income taxes	448.6	332.5	215.7
Income taxes	(33.2)	(38.9)	(34.7)
Net income	$415.4	$293.6	$181.0
Earnings per unit (basic and diluted)
Common unitholders	2.15	0.29	—
Subordinated unitholders	1.83	0.13	—
Balance Sheet Data (at end of period):
Cash and cash equivalents	$89.7	$21.2	$15.5
Newbuildings	—	161.8	1,378.8
Drilling units	3,448.3	3,241.9	1,837.0
Total assets	4,072.6	3,768.9	3,365.0
Related party debt (including current portion, revolver and loan notes)	2,360.5	2,076.0	2,186.4
Total equity	1,254.6	1,424.4	1,034.7

Cash Flow Data:
Net cash provided by operating activities	$564.0	$278.2	$395.2
Net cash used in investing activities	(159.3)	(283.5)	(1,010.8)
Net cash (used in) / provided by financing activities	(336.2)	11.0	625.9
Net increase/(decrease) in cash and cash equivalents	68.5	5.7	10.3
Fleet Data (1):
Number of drilling units in operation at end of period	8	6	5
Average age of drilling units in operation at end of period (years)	3.1	2.9	2.3
Other Financial Data:
Adjusted EBITDA(2)	$628.9	$546.1	$427.8
Capital expenditures	159.3	283.5	1,010.8
Distributions declared per unit	0.9419	0.2906	—
Members Capital:
Common Unitholders—units	26,265,582	24,815,000	—
Subordinated Unitholders—units	16,543,350	16,543,000	—

(1)
During the year ended December 31, 2013, the Company acquired from Seadrill two tender rigs, the T-15 and the T-16, which the Company holds through a 100% limited liability company interest in Seadrill Partners Operating LLC, a 51% indirect interest in the semi-submersible drilling rig, the West Sirius, which the Company holds through Seadrill Capricorn Holdings LLC, and a 30% indirect interest in the semi-submersible drilling rig, the West Leo, which the Company holds through Seadrill Operating LP. These transactions were deemed to be a reorganization of entities under common control and therefore the fleet data has been retroactively adjusted as if the Company had acquired the interests in these units when they began operations under the ownership of Seadrill.

(2)	Non-GAAP financial measure
Adjusted EBITDA is defined as earnings before interest, other financial items, depreciation and amortization, amortization of mobilization revenues and expenses and taxes. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Company's financial and operating performance. The Company believes that adjusted EBITDA assists the Company's management and investors by increasing the comparability of the Company's performance from period to period and against the performance of other companies in the Company's industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation and amortization, amortization of mobilization revenue and expense and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Company and other investment alternatives and (b) monitoring the Company's ongoing financial and operational strength in assessing whether to continue to hold common units.

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

	Year Ended December 31,
	2013	2012	2011
	(in millions)
Net income	$415.4	$293.6	$181.0
Interest income	(4.4)	(1.7)	—
Interest expense	92.2	65.8	46.2
Other financial items(a)	(48.7)	35.5	86.1
Depreciation and amortization(b)	141.2	114.0	79.8
Amortization of mobilization revenue and expense(b)(c)	31.8	32.5	17.2
Income taxes	33.2	38.9	34.7
Adjusted EBITDA	$660.7	$578.6	$445.0

(a)	Other financial items consists of loss on derivative financial instruments and currency exchange loss.

(b)	Depreciation and amortization reported above excludes depreciation occurred during rig mobilization, as this has been instead included within “Amortization of mobilization revenue and expense”.

(c)
Amortization of mobilization revenue and expense is amortization of lump sum mobilization revenue received prior to the commencement of the drilling contracts net of amortized expense incurred during the mobilization period.

B.     Capitalization and Indebtedness
Not applicable.

C.     Reasons for the Offer and Use of Proceeds
Not applicable.

D.     Risk Factors

The Company's assets are primarily engaged in offshore contract drilling for the oil and gas industry in benign and harsh environments worldwide, including ultra-deepwater environments. The following summarizes risks that may materially affect the Company's business, financial condition, results of operations, cash available for distributions or the trading price of the Company's common units. Unless otherwise indicated in this Annual Report, all information concerning the Company's business and the Company's assets is as of December 31, 2013.

Risks Inherent in the Company's Business
Because the Company's ownership interest in OPCO currently represents the Company's only cash-generating asset, the Company's cash flow depends completely on OPCO’s ability to make distributions to its owners, including the Company.
The Company's cash flow depends completely on OPCO’s distributions to the Company as one of its owners. The amount of cash OPCO can distribute to its owners principally depends upon the amount of cash it generates from its operations, which may fluctuate from quarter to quarter based on, among other things:

•	the dayrates it obtains under its drilling contracts;

•	the level of its rig operating costs, such as the cost of crews, repair, maintenance and insurance;

•	the levels of reimbursable revenues and expenses;

•	its ability to re-contract its drilling units upon expiration or termination of an existing drilling contract and the dayrates it can obtain under such contracts;

•	delays in the delivery of any new drilling units and the beginning of payments under drilling contracts relating to those drilling units;

•	the timeliness of payments from customers under drilling contracts;

•	prevailing global and regional economic and political conditions;

•	time spent mobilizing drilling units to the customer location;

•	changes in local income tax rates;

•	currency exchange rate fluctuations and currency controls; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of its business.
The actual amount of cash OPCO has available for distribution also depends on other factors, such as:

•
the level of capital and operating expenditures it makes, including for maintaining and replacing drilling units or modifying existing drilling units to meet customer requirements and complying with regulations or to upgrade technology on OPCO’s drilling units;

•	its debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in its debt instruments;

•	fluctuations in its working capital needs;

•	number of days of rig downtime or less than full utilization, which would result in a reduction of revenues under a drilling contract;

•
whether the Company or OPCO exercise any options to purchase drilling units in the future that are required to be offered to the Company by Seadrill pursuant to the terms of the Omnibus Agreement or otherwise;

•	the ability to make working capital borrowings and availability under the sponsor credit facility; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by the Company's board of directors.
OPCO’s operating agreements provide that it will distribute its available cash to its owners on a quarterly basis. OPCO’s available cash includes cash on hand less any reserves that may be appropriate for operating its business. The amount of OPCO’s quarterly distributions, including the amount of cash reserves not distributed, is determined by the Company's board of directors.
The amount of cash OPCO generates from operations may differ materially from its profit or loss for the period, which is affected by non-cash items. As a result of this and the other factors mentioned above, OPCO may make cash distributions during periods when it records losses and may not make cash distributions during periods when it records net income.
The Company may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable the Company to pay the minimum quarterly distribution on its common units and subordinated units.
The source of the Company's earnings and cash flow consists exclusively of cash distributions from OPCO. Therefore, the amount of cash distributions the Company is able to make to the Company's unitholders currently fluctuates, based on the level of distributions made by OPCO to its owners, including the Company, and, in the future, will fluctuate based on the level of cash distributions made by OPCO and any other subsidiaries through which the Company later conducts operations. OPCO or any such operating subsidiaries may make quarterly distributions at levels that will not permit the Company to make distributions to the Company's common unitholders at the minimum quarterly distribution level or to increase the Company's quarterly distributions in the future. In addition, while the Company would expect to increase or decrease distributions to the Company's unitholders if OPCO increases or decreases distributions to the Company, the timing and amount of any such increased or decreased distributions will not necessarily be comparable to the timing and amount of the increase or decrease in distributions made by OPCO to the Company.
The Company's ability to distribute to the Company's unitholders any cash the Company may receive from OPCO or any future operating subsidiaries is or may be limited by a number of factors, including, among others:

•	interest expense and principal payments on any indebtedness the Company may incur;

•	restrictions on distributions contained in any of the Company's current or future debt agreements;

•
fees and expenses of the Company, the Seadrill Member, its affiliates or third parties the Company is required to reimburse or pay, including expenses the Company incurs as a result of being a public company; and

•	reserves the Company's board of directors believes are prudent for the Company to maintain for the proper conduct of its business or to provide for future distributions.
Many of these factors will reduce the amount of cash the Company may otherwise have available for distribution. The Company may not be able to pay distributions, and any distributions the Company makes may not be at or above the Company's minimum quarterly distribution. The actual amount of cash that is available for distribution to the Company's unitholders depends on several factors, many of which are beyond the Company's control.
The Company's ability to grow may be adversely affected by its cash distribution policy. OPCO’s ability to meet its financial needs and grow may be adversely affected by its cash distribution policy.
The Company's cash distribution policy, which is consistent with the Company's operating agreement, requires the Company to distribute all of the Company's available cash each quarter. Accordingly, the Company's growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.
In addition, OPCO’s cash distribution policy requires it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution by OPCO, the Company's board of directors will approve the amount of cash reserves to set aside for the Company and OPCO, including reserves for anticipated maintenance and replacement capital expenditures, working capital and other matters. OPCO will also rely upon external financing sources, including commercial borrowings, to fund its capital expenditures. Accordingly, to the extent OPCO does not have sufficient cash reserves or is unable to obtain financing, its cash distribution policy may significantly impair its ability to meet its financial needs or to grow.

OPCO must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter the Company is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.
OPCO must make substantial capital and operating expenditures to maintain and replace, over the long-term, the operating capacity, of its fleet. Maintenance and replacement capital expenditures include capital expenditures for maintenance (including special classification surveys) and capital expenditures associated with modifying an existing drilling unit, including to upgrade its technology, acquiring a new drilling unit or otherwise replacing current drilling units at the end of their useful lives to the extent these expenditures are incurred to maintain or replace the operating capacity of OPCO’s fleet. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	fleet size;

•	the cost of replacement drilling units;

•	the cost of replacement parts for existing drilling units;

•	the geographic location of the drilling units;

•	length of drilling contracts;

•	governmental regulations and maritime self-regulatory organization and technical standards relating to safety, security or the environment; and

•	industry standards.
The Company's operating agreement requires its board of directors to deduct estimated maintenance and replacement capital expenditures, instead of actual maintenance and replacement capital expenditures, from operating surplus each quarter in an effort to reduce fluctuations in operating surplus as a result of variations in actual maintenance and replacement capital expenditures each quarter. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by the Company's conflicts committee at least once a year. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted from operating surplus. If the board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, the Company may have less cash available for distribution in future periods when actual capital expenditures exceed the Company's previous estimates.
If capital expenditures are financed through cash from operations or by issuing debt or equity securities, the Company's ability to make cash distributions may be diminished, its financial leverage could increase or its unitholders could be diluted.
Use of cash from operations to expand or maintain OPCO’s fleet will reduce cash available for OPCO to distribute to the Company and from the Company to distribute to its unitholders. The Company's ability and that of OPCO to obtain bank financing or the Company's ability to access debt and equity capital markets may be limited by the Company's financial condition or that of OPCO, respectively, at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the offshore drilling industry and contingencies and uncertainties that are beyond the Company's control. Failure to obtain the funds for future capital expenditures could have a material adverse effect on the Company's business, results of operations and financial condition and on the Company's ability to make cash distributions. Even if the Company is successful in obtaining necessary funds, the terms of any debt financings could limit OPCO’s ability to pay distributions to the Company and its ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase the Company's interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to pay the minimum quarterly distribution to unitholders, both of which could have a material adverse effect on the Company's ability to make cash distributions.
OPCO’s debt levels may limit its or the Company's flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to unitholders.
As of December 31, 2013, the Company's consolidated debt (including indebtedness outstanding under OPCO’s financing agreements) was approximately $2,361 million. The Company has the ability to incur additional debt. Please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

OPCO’s level of debt could have important consequences to it and the Company, including the following:

•
the ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be limited or such financing may not be available on favorable terms;

•
the Company and OPCO will need a substantial portion of the Company's cash flow to make principal (including amortization payments as required by OPCO’s financing agreements) and interest payments on the Company's debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	such debt may make the Company and OPCO each more vulnerable to competitive pressures or a downturn in its business or the economy generally than the Company's competitors with less debt; and

•	such debt may limit the Company and OPCO’s flexibility in responding to changing business and economic conditions.
The Company's ability to service its consolidated debt will depend upon, among other things, its future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond its control. If the Company's operating results are not sufficient to service its consolidated current or future indebtedness, the Company will be forced to take actions such as reducing distributions, reducing or delaying its business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing the Company's consolidated debt, or seeking additional equity capital or bankruptcy protection. The Company may not be able to affect any of these remedies on satisfactory terms, or at all.

Furthermore, OPCO’s financing agreements contain cross-default clauses which are linked to other indebtedness of Seadrill. In the event of a default by Seadrill under one of its other credit facilities, the Company could be adversely affected by the cross-default clauses, even if Seadrill cures any such default.
Financing agreements containing operating and financial restrictions and other covenants may restrict OPCO’s and the Company's business and financing activities.
The operating and financial restrictions and covenants in the financing agreements of Seadrill, OPCO or the Company and any future financing agreements of Seadrill, OPCO or the Company, could adversely affect the Company's ability and that of OPCO, respectively, to finance future operations or capital needs or to engage, expand or pursue the Company's business activities. For example, subject to certain exceptions, the financing agreements may restrict the Company's ability or that of OPCO to:

•	enter into other financing agreements;

•	incur additional indebtedness;

•	create or permit liens on the Company's respective assets;

•	sell drilling units or the capital stock of the Company's respective subsidiaries;

•	change the nature of the Company's business;

•	make investments;

•	pay distributions to the Company's unitholders or to the Company, respectively;

•	change the management and/or ownership of the drilling units;

•	make capital expenditures; and

•	compete effectively to the extent the Company's competitors are subject to less onerous restrictions.
For more information, please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
OPCO’s ability to comply with the restrictions and covenants, including financial ratios and tests, contained in any financing agreements of Seadrill, OPCO or the Company is dependent on future performance and may be affected by events beyond its control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, OPCO’s ability to comply with these covenants may be impaired. If OPCO is unable to comply with the restrictions and covenants in the agreements governing its indebtedness or in current or future debt financing agreements, there could be a default under the terms of those agreements. Seadrill’s obligations under its facilities in which OPCO participates could exceed the indebtedness of OPCO and its subsidiaries under such agreements. If a default occurs under these agreements, lenders could terminate their commitments to lend and/or accelerate the outstanding loans and declare all amounts borrowed due and payable. OPCO has pledged its drilling units as security either under OPCO's financing facilities or under Seadrill’s financing facilities in which OPCO participates. If OPCO's or Seadrill’s lenders were to foreclose on OPCO’s drilling units in the event of a default, this may adversely affect OPCO’s and the Company's ability to finance future operations or capital needs or to engage in, expand or pursue its business activities. In addition, all of OPCO’s loan agreements contain cross-default provisions, meaning that if OPCO is in default under one of its loan agreements, amounts outstanding under its other loan agreements may also be accelerated and become due and payable. If any of these events occur, the Company cannot guarantee that OPCO’s assets will be sufficient to repay in full all of its outstanding indebtedness, and OPCO may be unable to find alternative financing. Even if OPCO could obtain alternative financing, that financing might not be on terms that are favorable or acceptable. Any of these events would adversely affect its ability to make distributions to the Company's unitholders and cause a decline in the market price of the Company's common units. Please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
Restrictions in OPCO’s debt agreements may prevent it or the Company from paying distributions.
The payment of principal and interest on OPCO’s debt will reduce cash available for distribution to the Company and to its unitholders. In addition, OPCO’s current financing agreements contain provisions that, upon the occurrence of certain events, permit lenders to terminate their commitments and/or accelerate the outstanding loans and declare all amounts due and payable, which may prevent the Company from paying distributions to its unitholders. These events include, among others:

•	a failure to pay any principal, interest, fees, expenses or other amounts when due;

•
a violation of covenants requiring the Company to maintain certain levels of insurance coverage, minimum liquidity levels, minimum interest coverage ratios, maximum leverage ratios and minimum current ratios;

•	a default under any other provision of the financing agreements, as well as a default under any provision of related security documents;

•	a material breach of any representation or warranty contained in the applicable financing agreement;

•	a default under other indebtedness;

•	a failure to comply with a final legal judgment from a court of competent jurisdiction;

•	a bankruptcy or insolvency event;

•	a suspension or cessation of the Company's business;

•
the destruction or abandonment of the Company's assets, or the seizure or appropriation thereof by any governmental, regulatory or other authority if the lenders determine such occurrence could have a material adverse effect on the Company's business or the Company's ability to satisfy the Company's obligations under or otherwise comply with the applicable financing agreement;

•	the invalidity, unlawfulness or repudiation of any financing agreement or related security document;

•	an enforcement of any liens or other encumbrances covering the Company's assets; and

•
the occurrence of certain other events that the lenders believe is likely to have a material adverse effect on the Company's business or its ability to satisfy its obligations under or otherwise comply with the applicable financing agreement.

OPCO is party to a $100 million revolving credit facility with Seadrill, as the lender, which referred to herein as the "sponsor credit facility". The sponsor credit facility contains customary covenants and provisions relating to events of default. Furthermore, the Company expects that OPCO’s future financing agreements will contain similar provisions. For more information regarding these financing agreements, please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities.”
Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under OPCO’s existing financing agreements, which would have a material adverse effect on the Company.
OPCO’s existing financing agreements contain cross-default provisions that may be triggered if Seadrill defaults under the terms of its existing or future financing agreements. In turn, Seadrill’s existing financing arrangements contain cross-default provisions that may be triggered if its key subsidiaries, including North Atlantic Drilling Limited and Sevan Drilling, default under the terms of their existing or future financing arrangements. In addition Seadrill also consolidates certain Variable Interest Entities (VIEs) owned by Ship Finance International Limited (NYSE: SFL), or Ship Finance. Seadrill's cross-default provisions could also be triggered if Ship Finance or one of the consolidated VIEs breached the terms of their financing arrangements. In the event of a default by Seadrill under one of its financing agreements, the lenders under OPCO’s existing financing agreements could determine that OPCO is in default under its financing agreements. This could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including OPCO’s drilling units, even if Seadrill were to subsequently cure its default. In the event of such acceleration and foreclosure, OPCO might not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on the Company's business, results of operations and financial condition and would significantly reduce its ability, or make it unable, to make distributions to the Company's unitholders for so long as such default is continuing.
The failure to consummate or integrate acquisitions in a timely and cost-effective manner could have an adverse effect on the Company's financial condition and results of operations.
The Company believes that acquisition opportunities may arise from time to time, and any such acquisition could be significant. Under the Company's omnibus agreement with Seadrill, subject to certain exceptions Seadrill is obligated to offer to the Company any of its drilling units acquired or placed under drilling contracts of five or more years. Although the Company is not obligated to purchase any of these drilling units offered by Seadrill, any acquisition could involve the payment by the Company of a substantial amount of cash, the incurrence of a substantial amount of debt or the issuance of a substantial amount of equity. Certain acquisition and investment opportunities may not result in the consummation of a transaction. In addition, the Company may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. The Company cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of its common units. The Company's future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets, the risk of failing to successfully and timely integrate the operations or management of any acquired businesses or assets and the risk of diverting management’s attention from existing operations or other priorities. The Company may also be subject to additional costs related to compliance with various international laws in connection with such acquisition. If the Company fails to consummate and integrate its acquisitions in a timely and cost-effective manner, its financial condition, results of operations and cash available for distribution could be adversely affected.

The Company's growth depends on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices, and may be materially and adversely affected by a decline in the offshore oil and gas industry.
The offshore drilling industry is cyclical and volatile. The Company's growth strategy focuses on expansion in the offshore drilling sector, which depends on the level of activity in oil and gas exploration, development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect customers’ drilling programs. Oil and gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for drilling units.
Oil and gas prices are extremely volatile and are affected by numerous factors beyond the Company's control, including the following:

•	worldwide production and demand for oil and gas;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain levels and pricing;

•	the level of production in non-OPEC countries;

•	government regulations, including restrictions on offshore transportation of oil and gas;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	development and exploitation of alternative fuels;

•	the policies of various governments regarding exploration and development of their oil and gas reserves;

•	accidents, severe weather, natural disasters and other similar incidents relating to the oil and gas industry; and

•
the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect the Company's future growth. Sustained periods of low oil and gas prices typically result in reduced exploration and drilling because oil and gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling rigs, particularly older and less technologically-advanced drilling rigs, being idle for long periods of time. The Company cannot predict the future level of demand for drilling rigs or future conditions of the oil and gas industry. Any decrease in exploration, development or production expenditures by oil and gas companies could reduce the Company's revenues and materially harm its business, results of operations and cash available for distribution.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:

•	the availability of competing offshore drilling rigs;

•	the level of costs for associated offshore oilfield and construction services;

•	oil and gas transportation costs;

•	the level of rig operating costs including crew and maintenance;

•	the discovery of new oil and gas reserves; and

•	regulatory restrictions on offshore drilling.
Any of these factors could reduce demand for drilling rigs and adversely affect the Company's business and results of operations.
The Company depends on certain subsidiaries of Seadrill, including Seadrill Management, to assist the Company and OPCO in operating and expanding the business.
The Company's ability and that of OPCO to enter into new drilling contracts and expand its customer and supplier relationships will depend largely on the Company's ability to leverage the Company's relationship with Seadrill and its reputation and relationships in the offshore drilling industry. If Seadrill suffers material damage to its reputation or relationships, it may harm the Company's ability to:

•	renew existing drilling contracts upon their expiration;

•	obtain new drilling contracts;

•	efficiently and productively carry out the Company's drilling activities;

•	successfully interact with shipyards;

•	obtain financing and maintain insurance on commercially acceptable terms;

•	maintain access to capital under the sponsor credit facility; or

•	maintain satisfactory relationships with suppliers and other third parties.
In addition, pursuant to the management and administrative services agreements, Seadrill Management provides the Company with significant management, administrative, financial and other support services and/or personnel. Subsidiaries of Seadrill also provide advisory, technical and administrative services to OPCO’s fleet pursuant to advisory, technical and administrative services agreements. The Company's and OPCO’s operational success and ability to execute the Company's growth strategy depends significantly upon the satisfactory performance of these services. The Company's business will be harmed if Seadrill and its subsidiaries fail to perform these services satisfactorily, if they cancel their agreements with the Company or if they stop providing these services to it. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions.”

OPCO’s drilling contracts may not permit OPCO to fully recoup its costs in the event of a rise in expenses.
OPCO’s drilling contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from these term contracts, all of OPCO’s drilling contracts, except for the West Leo include escalation provisions. These provisions allow OPCO to adjust the dayrates based on certain published indices. These indices are designed to compensate OPCO for certain cost increases, including wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable indices. Furthermore, certain indices are updated semi-annually, and therefore may be outdated at the time of adjustment. In addition, the adjustments are normally performed on a semi-annual or annual basis. For these reasons, the timing and amount received as a result of the adjustments may differ from the timing and amount of expenditures associated with actual cost increases, which could adversely affect OPCO’s and the Company's cash flow and ability to make cash distributions.
An increase in operating and maintenance costs could materially and adversely affect the Company's financial performance.
The Company's operating expenses and maintenance costs depend on a variety of factors including crew costs, provisions, equipment, insurance, maintenance and repairs and shipyard costs, many of which are beyond the Company's control and affect the entire offshore drilling industry. During periods after which a rig becomes idle, the Company may decide to “warm stack” the rig, which means the rig is kept fully operational and ready for redeployment, and maintains most of its crew. As a result, the Company's operating expenses during a warm stacking will not be substantially different than those the Company would incur if the rig remained active. The Company may also decide to “cold stack” the rig, which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is assigned to an active rig or dismissed. However, reductions in costs following the decision to cold stack a rig may not be immediate, as a portion of the crew may be required to prepare the rig for such storage. Moreover, as the rigs are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in supply of offshore drilling rigs and demand for contract drilling services, which in turn, affect dayrates, and the economic utilization and performance of OPCO’s fleet of drilling rigs. However, operating costs are generally related to the number of drilling rigs in operation and the cost level in each country or region where such drilling rigs are located. In addition, equipment maintenance costs fluctuate depending upon the type of activity that the drilling rig is performing and the age and condition of the equipment. Escalation provisions contained in OPCO’s drilling contracts may not be adequate to substantially mitigate these increased operating and maintenance costs. In connection with new assignments, OPCO might incur expenses relating to preparation for operations under a new contract. The expenses may vary based on the scope and length of such required preparations and the duration of the contractual period over which such expenditures are amortized. In situations where OPCO’s drilling units incur idle time between assignments, the opportunity to reduce the size of its crews on those drilling units is limited as the crews will be engaged in preparing the drilling unit for its next contract. When a drilling unit faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare drilling units for stacking and maintenance in the stacking period. Should drilling units be idle for a longer period, OPCO may not be successful in redeploying crew members, who are not required to maintain the drilling units, and therefore may not be successful in reducing the Company's costs in such cases.

Any limitation in the availability or operation of OPCO’s drilling units could have a material adverse effect on the Company's business, results of operations and financial condition and could significantly reduce the Company's ability to make distributions to its unitholders.
As at March 31, 2014, OPCO’s fleet consisted of four semi-submersible drilling rigs, two drillships and three tender rigs. If any of OPCO’s drilling units are unable to generate revenues as a result of the expiration or termination of its drilling contracts or sustained periods of downtime, the Company's results of operations and financial condition could be materially adversely affected.
Some of OPCO’s customers have the right to terminate their drilling contracts without cause upon the payment of an early termination fee. However, such payments may not fully compensate OPCO for the loss of the drilling contract. Under certain circumstances OPCO’s contracts may permit customers to terminate contracts early without the payment of any termination fees as a result of non-performance, total loss of the rigs, extended periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events beyond OPCO’s control. During periods of challenging market conditions, OPCO may be subject to an increased risk of its customers seeking to repudiate their contracts, including through claims of non-performance. OPCO’s customers’ ability to perform their obligations under their drilling contracts may also be negatively impacted by the prevailing uncertainty surrounding the development of the world economy and the credit markets. If a customer cancels its contract, and OPCO is unable to secure a new contract on a timely basis and on substantially similar terms, or if a contract is suspended for an extended period of time or if a contract is renegotiated on different terms, it could adversely affect the Company's business, results of operations and financial condition and may reduce the amount of cash OPCO has available to distribute to the Company and that the Company has available for distribution to its unitholders. For more information regarding the termination provisions of OPCO’s drilling contracts, please read Item 4 “Information on the Company—Business Overview—Drilling Contracts.”
OPCO currently derives all its revenue from five customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.
OPCO currently derives all of its revenues and cash flow from five customers. For the year ended December 31, 2013, BP accounted for 35%, Total accounted for 20%, Tullow accounted for 19%, ExxonMobil(*) accounted for 14% and Chevron accounted for 12% of OPCO’s total revenues, respectively. All of OPCO’s drilling contracts have fixed terms, but may be terminated early due to certain events or might nevertheless be lost in the event of unanticipated developments, such as the deterioration in the general business or financial condition of a customer, resulting in its inability meet its obligations under its contracts with OPCO. (* During 2013 the ExxonMobil drilling contract was assigned to Hibernia Management and Development Co. Ltd and Statoil Canada Ltd.).
If any of OPCO’s drilling contracts are terminated, OPCO may be unable to re-deploy the drilling unit subject to such terminated contract on terms as favorable to it as its current drilling contracts. If OPCO is unable to re-deploy a drilling unit for which the drilling contract has been terminated, OPCO will not receive any revenues from that drilling unit, but it will be required to pay expenses necessary to maintain the drilling unit in proper operating condition. This may cause OPCO to receive decreased revenues and cash flows from having fewer drilling units operating in its fleet. The loss of any customers, drilling contracts or drilling units, or a decline in payments under any of OPCO’s drilling contracts, could have a material adverse effect on the Company's business, results of operations, financial condition and ability to make cash distributions to the Company's unitholders.
In addition, the Company's drilling contracts subject it to counterparty risks. The ability of each of the Company's counterparties to perform its obligations under a contract with the Company depend on a number of factors that are beyond the Company's control and may include, among other things, general economic conditions, the condition of the offshore drilling industry, prevailing prices for oil and gas, the overall financial condition of the counterparty, the dayrates received for specific types of drilling units and the level of expenses necessary to maintain drilling activities. In addition, in depressed market conditions, the Company's customers may no longer need a drilling unit that is currently under contract or may be able to obtain a comparable drilling unit at a lower dayrate. Should a counterparty fail to honor its obligations under an agreement with the Company, the Company could sustain losses, which could have a material adverse effect on the Company's business, financial condition, results of operations and cash available for distribution.
OPCO may not be able to renew or obtain new and favorable contracts for drilling units whose contracts are expiring or are terminated, which could adversely affect its revenues and profitability.
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
The offshore drilling markets in which the Company competes experience fluctuations in the demand for drilling services, as measured by the level of exploration and development expenditures and supply of capable drilling equipment. The existing drilling contracts for the Company's drilling units employed as at March 31, 2014, are scheduled to expire from March 2015 through October 2020. The Company cannot guarantee that the Company will be able to obtain contracts for the Company's drilling units currently employed upon the expiration or termination of their current contracts or that there will not be a gap in employment of the rigs between current contracts and subsequent contracts. In particular, if oil and gas prices are low, or it is expected that such prices will decrease in the future, at a time when the Company is seeking to arrange contracts for the Company's drilling units, the Company may not be able to obtain drilling contracts at attractive dayrates or at all.
If the dayrates which the Company receives for the reemployment of the Company's current drilling units are less favorable, the Company will recognize less revenue from their operations. The Company's ability to meet the Company's cash flow obligations will depend on the Company's ability to consistently secure drilling contracts for the Company's drilling units at sufficiently high dayrates. The Company cannot predict the future level of demand for the Company's services or future conditions in the oil and gas industry. If oil and gas companies do not increase exploration, development and production expenditures, the Company may have difficulty securing drilling contracts, or the Company may be forced to enter into contracts at unattractive dayrates, which would adversely affect the Company's ability to make distributions to the Company's unitholders.
Competition within the offshore drilling industry may adversely affect us.
The offshore drilling industry is highly competitive and fragmented and includes several large companies that compete in the markets OPCO serves, as well as smaller companies. Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, rig location, condition and integrity of equipment, its record of operating efficiency, including high operating uptime, technical specifications, safety performance record, crew experience, reputation, industry standing and customer relations. OPCO’s operations may be adversely affected if its current competitors or new market entrants introduce new drilling units with better features, performance, price or other characteristics in comparison to OPCO’s drilling units, or expand into service areas where OPCO operates. In addition, mergers among oil and gas exploration and production companies have reduced, and may from time to time further reduce, the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them. Competitive pressures or other factors may also result in significant price competition, particularly during industry downturns, which could have a material adverse effect on the Company's financial position, results of operations, cash flows and ability to make distributions to the Company's unitholders.
An economic downturn could have a material adverse effect on the Company's revenue, profitability and financial position.
The Company and OPCO depend on OPCO’s customers’ willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. The world economy is currently facing a number of challenges. Concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for the Company's services. These potential developments, or market perceptions concerning these and related issues, could affect the Company's financial position, results of operations and cash available for distribution. This includes uncertainty surrounding the sovereign debt and credit crises in certain European countries. In addition, turmoil and hostilities in Korea, Ukraine, the Middle East, North Africa and other geographic areas and countries are adding to overall risk. An extended period of adverse development in the outlook for the world economy could reduce the overall demand for oil and gas and for the Company's services. Such changes could adversely affect the Company's financial condition, results of operations and ability to make distributions to the Company's unitholders.
The current state of global financial markets and current economic conditions may adversely impact the Company's ability to obtain additional financing on acceptable terms which may hinder or prevent the Company from expanding the Company's business.
Global financial markets and economic conditions have been, and continue to be, volatile. The current state of global financial markets and current economic conditions might adversely impact the Company's ability to issue additional equity at prices which will not be dilutive to the Company's existing unitholders or preclude the Company from issuing equity at all. The Company cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, the Company may be unable to meet the Company's obligations as they come due or the Company may be unable to expand the Company's existing business, complete drilling unit acquisitions or otherwise take advantage of business opportunities as they arise.

The Company's current backlog of contract drilling revenue may not be ultimately realized.
As of March 31, 2014, the Company's backlog of contract drilling revenues under firm commitments was approximately $5.7 billion. The Company may not be able to perform under these contracts due to events beyond the Company's control, and the

Company's customers may seek to cancel or renegotiate the Company's contracts for various reasons, including those described under “—Certain work stoppages or maintenance or repair work may cause OPCO’s customers to suspend or reduce payment of dayrates until operation of the respective rig is resumed, which may lead to termination or renegotiation of important agreements.” In addition, some of the Company's customers could experience liquidity issues or could otherwise be unable or unwilling to perform under the contract, which could ultimately lead a customer to go into bankruptcy or to otherwise encourage a customer to seek to repudiate, cancel or renegotiate a contract. The Company's inability or the inability of the Company's customers to perform under the Company's or their contractual obligations could adversely affect the Company's financial position, results of operations and cash available for distribution.
Failure to obtain or retain highly skilled personnel could adversely affect OPCO’s operations.
The Company believes that competition for skilled and other labor required for OPCO’s drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased. The number of rigs in operation is continuing to grow as new units are being delivered. Furthermore, additional rigs currently under construction are expected to increase the future demand for offshore drilling crews. In some regions such as Angola and Nigeria, limited availability of qualified personnel, in combination with local regulations focusing on crew composition, is expected to further increase demand for qualified offshore drilling crews, which may increase costs. A continued expansion of the rig fleet, increased demand for drilling services in general, coupled with shortages of qualified personnel could further create and intensify upward pressure on wages and make it more difficult or costly for OPCO to staff and service its rigs, or do so on economically viable terms. Such developments could adversely affect the Company's financial position, results of operations, cash flows and ability to make distributions to the Company's unitholders. Furthermore, as a result of any increased competition for people and risk for higher turnover, OPCO may experience a reduction in the experience level of its personnel, which could lead to higher downtime and more operating incidents.
Certain work stoppages or maintenance or repair work may cause OPCO’s customers to suspend or reduce payment of dayrates until operation of the respective drilling unit is resumed, which may lead to termination or renegotiation of the drilling contract.
Compensation under OPCO’s drilling contracts is based on daily performance and/or availability of each drilling unit in accordance with the requirements specified in the applicable drilling contract agreement. For instance, when the Company's drilling units are idle, but available for operation, OPCO’s customers are entitled to pay a waiting rate lower than the operational rate.
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
In addition, if OPCO’s drilling units are taken out of service for maintenance and repair for a period of time exceeding the scheduled maintenance periods set forth in its drilling contracts, the Company will not be entitled to payment of dayrates until the relevant rig is available for deployment. If the interruption of operations were to exceed a determined period due to an event of force majeure, OPCO’s customers have the right to pay a rate (the “force majeure rate”) that is significantly lower than the waiting rate for a period of time, and, thereafter, may terminate the drilling contracts related to the subject rig. For more details on OPCO’s drilling contracts, see Item 4 “Information on the Company—Business Overview—Drilling Contracts” and Item 5 “Operating and Financial Review and Prospects—Important Financial and Operational Terms and Concepts—Contracted Revenues and Dayrates.” Suspension of drilling contract payments, prolonged payment of reduced rates or termination of any drilling contract agreements as a result of an interruption of operations as described herein could materially adversely affect the Company's financial condition, results of operations and ability to make distributions to the Company's unitholders.
Labor costs and operating restrictions that apply to OPCO could increase as a result of collective bargaining negotiations and changes in labor laws and regulations.
A significant portion of OPCO’s employees are represented by collective bargaining agreements. The majority of these employees work in Nigeria and Angola. In addition, some of OPCO’s contracted labor works under collective bargaining agreements. As part of the legal obligations in some of these agreements, OPCO is required to contribute certain amounts to retirement funds and pension plans and is restricted in its ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect the Company's financial condition, results of operations and ability to pay distributions.
An inability to obtain visas and work permits for drilling unit personnel on a timely basis could hurt its operations and have an adverse effect on the Company's business.
OPCO’s ability to operate worldwide depends on obtaining the necessary visas and work permits for the personnel on its drilling units to travel in and out of, and to work in, the jurisdictions in which it operates. Governmental actions in some of the jurisdictions in which OPCO operates may make it difficult to move personnel in and out of these jurisdictions by delaying or withholding the approval of these visa and work permits. If visas and work permits cannot be obtained for the employees needed for operating OPCO’s rigs on a timely basis or for third-party technicians needed for maintenance or repairs, OPCO might not be able to perform its obligations under its drilling contracts, which could lead to periods of prolonged downtime or allow OPCO’s customers to cancel the contracts. Any such downtime or cancellation could adversely affect the Company's financial condition, results of operations and ability to make distributions to the Company's unitholders.
OPCO’s business and operations involve numerous operating hazards, and its insurance and indemnities from its customers may not be adequate to cover potential losses from its operations.
OPCO’s operations are subject to hazards inherent in the offshore drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, craterings, fires, explosions and pollution. Contract drilling requires the use of heavy equipment and exposure to hazardous conditions, which may subject the Company to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. OPCO’s offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, piracy, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. OPCO customarily provides contract indemnity to its customers for claims that could be asserted by OPCO relating to damage to or loss of the Company's equipment, including rigs, and claims that could be asserted by OPCO or its employees relating to personal injury or loss of life.
Damage to the environment could also result from OPCO’s operations, particularly through spillage of hydrocarbons, fuel, lubricants or other chemicals and substances used in drilling operations, or extensive uncontrolled fires. OPCO may also be subject to property damage, environmental indemnity and other claims by oil and gas companies. OPCO’s insurance policies and drilling contracts contain rights to indemnity that may not adequately cover its losses, and OPCO does not have insurance coverage or rights to indemnity for all risks. There are certain risks, including risks associated with the loss of control of a well (such as blowout, cratering, the cost to regain control of or re-drill the well and remediation of associated pollution), against which OPCO’s customers may be unable or unwilling to indemnify OPCO. In addition, a court may decide that certain indemnities in OPCO’s current or future contracts are not enforceable. For example, in a 2012 case related to the fire and explosion that took place on the unaffiliated Deepwater Horizon Mobile Offshore Drilling Unit in the U.S. Gulf of Mexico in April 2010, or the Deepwater Horizon Incident, (to which the Company was not a party), the U.S. District Court in the Eastern District of Louisiana invalidated certain contractual indemnities for punitive damages and for civil penalties under the US Clean Water Act under a drilling contract governed by U.S. maritime law as a matter of public policy. For example, in 2011, a U.S. District Court in the Southern District of Texas invalidated certain contractual indemnities for gross negligence in a drilling master services agreement governed by U.S. maritime law as a matter of public policy. OPCO maintains insurance coverage for property damage, occupational injury and illness, and general and marine third-party liabilities (except as described below with respect to drilling units and equipment in the U.S. Gulf of Mexico). However, pollution and environmental risks generally are not totally insurable.
OPCO’s insurance provides for deductibles for damage to its offshore drilling equipment and third-party liabilities. With respect to hull and machinery, OPCO’s insurance provides for a deductible per occurrence of $5 million for all of its fleet. However, in the event of a total loss or a constructive total loss of a drilling unit, such loss is fully covered by its insurance with no deductible. For general and marine third-party liabilities OPCO’s insurance provides for up to a $500,000 deductible per occurrence on personal injury liability for crew claims as well as non-crew claims and per occurrence on third-party property damage.
If a significant accident or other event occurs that is not fully covered by OPCO’s insurance or an enforceable or recoverable indemnity from a customer, the occurrence could adversely affect the Company's financial position, results of operations or cash available for distribution. The amount of OPCO’s insurance may also be less than the related impact on enterprise value after a loss. OPCO’s insurance coverage will not in all situations provide sufficient funds to protect it from all liabilities that could result from its drilling operations. OPCO’s coverage includes annual aggregate policy limits. As a result, OPCO retains the risk for any losses in excess of these limits. Any such lack of reimbursement may cause OPCO to incur substantial costs. In addition, OPCO could decide to retain more risk in the future. This results in a higher risk of losses, which could be material, that are not covered by third-party insurance contracts. Specifically, OPCO has at times in the past elected to not insure for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico due to the substantial costs associated with such coverage. From 2014, the Company insures a limited part of this windstorm risk in a combined single limit annual aggregate policy. If the Company elects not to insure such risks in the future, and such windstorms cause significant damage to any rig and equipment OPCO has in the U.S. Gulf of Mexico, it could have a material adverse effect on the Company's financial position, results of operations or cash flows. Moreover, no assurance can be made that the Company will be able to maintain adequate insurance in the future at rates that the Company considers reasonable, or obtain insurance against certain risks.
An over-supply of drilling units may lead to a reduction in dayrates and therefore may materially impact OPCO’s profitability.
During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling units by ordering construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and dayrates when the drilling units have entered the market, sometimes for extended periods of time until the new units have been absorbed into the active fleet. As of March 18, 2014, the worldwide fleet of tender rigs, semi-submersible rigs and drillships consisted of 359 units, comprising of 40 tender rigs, 218 semi-submersible rigs and 101 drillships. In addition there are 12 tender rigs, 27 semi-submersible rigs and 73 drillships were under construction or on order, which would bring the total fleet to 471 units. A relatively large number of the drilling units currently under construction have not been contracted for future work, which may intensify price competition as scheduled delivery dates occur and lead to a reduction in dayrates as the active fleet grows. Any further increase in construction of new units may increase the negative impact on dayrates and utilization. In addition, drilling units may be relocated to markets in which the Company operates, which could exacerbate excess drilling unit supply and lower dayrates in those markets. If a large number of drilling units become available around the time of expiration of the Company's drilling contracts, it could depress the dayrate the Company is able to obtain under a renewed or new contract with respect to the Company's drilling units.
Lower utilization and dayrates could adversely affect OPCO’s revenues and profitability, which could affect OPCO’s ability to make distributions to the Company, and the Company to the Company's unitholders. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on OPCO’s drilling units if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.

The market value of OPCO’s current drilling units and those the Company or OPCO acquire in the future may decrease, which could cause the Company to incur losses if the Company decides to sell them following a decline in their market values.
If the offshore drilling industry suffers adverse developments in the future, the fair market value of OPCO’s drilling units may decline. The fair market value of the drilling units that OPCO currently owns, or that the Company or OPCO may acquire in the future, may increase or decrease depending on a number of factors, including:

•	general economic and market conditions affecting the offshore drilling industry, including competition from other offshore contract drilling companies;

•	types, sizes and ages of drilling units;

•	supply and demand for drilling units;

•	costs of new buildings;

•	prevailing level of drilling services contract dayrates;

•	governmental or other regulations; and

•	technological advances.
If the Company or OPCO sell any drilling unit at a time when prices for drilling units have fallen, such a sale may result in a loss. Such a loss could materially and adversely affect the Company's business prospects, financial condition, liquidity, results of operations and ability of OPCO to pay distributions to the Company, and the Company to the Company's unitholders.
Consolidation and governmental regulation of suppliers may increase the cost of obtaining supplies or restrict OPCO’s ability to obtain needed supplies, which may have a material adverse effect on the Company's results of operations and financial condition.
OPCO relies on certain third parties to provide supplies and services necessary for its offshore drilling operations, including but not limited to drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, such as blow-out preventers, OPCO is dependent upon the original equipment manufacturer for repair and replacement of the item or its spare parts. For instance, several drilling companies, including Seadrill, experienced significant interruption of operations in early 2013 as a result of a defective batch of connector bolts procured by a supplier of BOP equipment, and the only source of approved replacement bolts was that same supplier. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on OPCO’s results of operations and result in rig downtime, and delays in the repair and maintenance of its drilling units.
Furthermore, most of OPCO's suppliers are U.S. companies, which means that in the event a U.S. supplier was debarred or otherwise restricted by the U.S. government from delivering its products OPCO's ability to supply and service its operations in areas of the U.S. Gulf of Mexico subject to federal lease could be severely impacted.
OPCO’s international operations involve additional risks, which could adversely affect the Company's business.
As a result of OPCO’s international operations, the Company may be exposed to political and other uncertainties, including risks of:

•	terrorist acts, armed hostilities, war and civil disturbances;

•
acts of piracy, which have historically affected ocean-going drilling units trading in regions of the world such as the South China Sea, the Gulf of Aden off the coast of Somalia, where piracy has increased significantly in frequency since 2008, and off the west coast of Africa;

•	significant governmental influence over many aspects of local economies;

•	seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, imposition of trade barriers;

•	U.S. and foreign sanctions or trade embargoes;

•	regulatory or financial requirements to comply with foreign bureaucratic actions;

•	changing taxation policies, including confiscatory taxation;

•	other forms of government regulation and economic conditions that are beyond the Company's control; and

•	governmental corruption.
In addition, international contract drilling operations are subject to various laws and regulations of the countries in which OPCO operates, including laws and regulations relating to:

•	the equipping and operation of drilling units;

•	exchange rates or exchange controls;

•	oil and gas exploration and development;

•	taxation of offshore earnings and the earnings of expatriate personnel; and

•	use and compensation of local employees and suppliers by foreign contractors.

It is difficult to predict what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect the Company's ability to compete. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject the Company to criminal sanctions or civil remedies, including fines, denial of export privileges, injunctions or seizures of assets.

If OPCO’s business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments, the Company could be subject to enforcement action and the Company's reputation and the market for the Company's common units could be adversely affected.
In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as the Company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. On August 10, 2012, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which places further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. Perhaps the most significant provision in the Iran Threat Reduction Act is that prohibitions in the existing Iran sanctions applicable to U.S. persons will now apply to any foreign entity owned or controlled by a U.S. person (essentially making the U.S. sanctions against Iran as expansive as U.S. sanctions against Cuba). These new sanctions were codified within the Iranian Transactions Regulations on or about December 26, 2012. However, the Company does not believe this provision is applicable to the Company, as the Company is primarily owned and controlled by non-U.S. persons. The other major provision in the Iran Threat Reduction Act is that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. The disclosure must describe the nature and extent of the activity in detail and the SEC will publish the disclosure on its website. The President must then initiate an investigation and determine whether sanctions on the issuer or its affiliate will be imposed. Such negative publicity and the possibility that sanctions could be imposed would present a risk for any issuer that is knowingly engaged in sanctioned conduct or that has an affiliate that is knowingly engaged in such conduct. At this time, the Company is not aware of any sanctionable activity, conducted by ourselves or by any affiliate of Seadrill, that is likely to trigger an SEC disclosure requirement. Sanctions affecting non-U.S. companies like the Company were expanded yet again under the 2013 National Defense Authorization Act, with the passage of the Iran Freedom and Counter-Proliferation Act, and the Company believes that these sanctions will continue to become more restrictive for the foreseeable future. In addition to the sanctions against Iran, U.S. law continues to restrict U.S. owned or controlled entities from doing business with Cuba and various U.S. sanctions have certain other extraterritorial effects that need to be considered by non-U.S. companies. Moreover, any U.S. persons who serve as officers, directors or employees of OPCO would be fully subject to U.S. sanctions. It should also be noted that other governments are more frequently implementing versions of U.S. sanctions. OPCO does not currently have any drilling contracts or plans to initiate any drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. However, from time to time, OPCO may enter into drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism in cases where entering into such contracts would not violate U.S. law or may enter into drilling contracts involving operations in countries or with government-controlled entities that may become subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. However, this could negatively affect the Company's ability to obtain investors. In some cases, U.S. investors would be prohibited from investing in an arrangement in which the proceeds could directly or indirectly be transferred to a sanctioned entity. Moreover, even in cases where the investment would not violate U.S. law, potential investors could view such drilling contracts negatively, which could adversely affect the Company's reputation and the market for the Company's common units. As stated above, the Company believes that it is in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance. However, there can be no assurance that the Company will be in compliance in the future, particularly as such laws are subject to frequent changes, the scope of certain laws may be unclear and may be subject to changing interpretations. For instance, new sanctions were announced in March 2014 in relation to certain individuals in Russia and Ukraine. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company's common units. Additionally, some investors may decide to divest their interest, or not to invest, in the Company's common units simply because the Company may do business with companies that do business in sanctioned countries. Moreover, OPCO’s drilling contracts may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve the Company, OPCO or its drilling units, and those violations could in turn negatively affect the Company's reputation. Investor perception of the value of the Company's common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
Local content policies may impair OPCO’s ability to compete in local jurisdictions, and changes in these policies may adversely affect the Company's financial conditions and results of operations.
Certain foreign governments, such as those of Nigeria and Angola, favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling units owned by their own citizens, (ii) the use of a local agent or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. For example, the local content policy in Angola requires the Company's customers to develop and implement a plan to increase local Angolan content, including specific goals. In addition,

Nigerian laws required one of the Company's subsidiaries to enter into a joint venture with Nigerian investors to own the West Capella. These regulations may adversely affect OPCO’s ability to compete in these contract drilling markets. Further, local content policies may be subject to significant and unpredictable changes, which may lead to greater uncertainty in operational planning in those jurisdictions.

If the Company's drilling units fail to maintain their class certification or fail any required survey, that drilling unit would be unable to operate, thereby reducing the Company's revenues and profitability.
Every offshore drilling unit is a registered marine vessel and must be “classed” by a classification society. The classification society certifies that the drilling unit is “in-class,” signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. If any drilling unit does not maintain its class and/or fails any annual survey or special survey, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable, which could cause the Company to be in violation of certain covenants in the Company's credit facilities. Any such inability to carry on operations or be employed, could have a material adverse impact on the Company's financial condition, results of operations, and ability to make distributions to the Company's unitholders.
Fluctuations in exchange rates or exchange controls could result in losses to us.
As a result of OPCO’s international operations, the Company is exposed to fluctuations in foreign exchange rates due to revenues being received and operating expenses paid in currencies other than U.S. Dollars. Accordingly, the Company may experience currency exchange losses if the Company has not fully hedged the Company's exposure to a foreign currency, or if revenues are received in currencies that are not readily convertible. The Company may also be unable to collect revenues because of a shortage of convertible currency available to the country of operation, controls over the repatriation of income or capital or controls over currency exchange.
OPCO and the majority of its subsidiaries use the U.S. Dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. Dollars. Accordingly, the Company's reporting currency is also U.S. Dollars. The Company does, however, earn revenue and incur expenses in other currencies and there is a risk that currency fluctuations could have an adverse effect on the Company's statements of operations and cash flows.
The Company may be unable to obtain, maintain, and/or renew permits necessary for the Company's operations or experience delays in obtaining such permits, which could have a material effect on the Company's operations.
The operation of OPCO’s drilling units are subject to certain governmental approvals and permits. The permitting rules in most jurisdictions, and the interpretations of those rules, are complex, subject to change, including their interpretations by regulators, all of which may make compliance more difficult or impractical, and may increase the length of time it takes to receive regulatory approval for offshore drilling operations. In many jurisdictions, substantive requirements under environmental laws are implemented through permits and permit renewals. If the Company fails to timely secure the necessary approvals or permits, OPCO’s customers may have the right to terminate or seek to renegotiate their drilling contracts to OPCO’s detriment. In the future, the amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas or increasing the time needed to obtain necessary environmental permits, could have a material adverse effect on the Company's business, operating results or financial condition.
The Company is subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.
OPCO’s operations are subject to numerous environmental laws and regulations in the form of international conventions and treaties, and national, state and local laws and regulations in force in the jurisdictions in which its drilling units operate or are registered, which can significantly affect the operation of its drilling units. The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, the Company is directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, may curtail exploration and development drilling for oil and gas. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lifetime of OPCO’s drilling units.
OPCO may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of its ability to address pollution incidents. These costs could have a material adverse effect on the Company's business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of OPCO’s operations.
Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject OPCO to liability without regard to whether it was negligent or at fault. Under the U.S. Oil Pollution Act of 1990, or OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil or chemical spill, for which the Company is deemed a responsible party, could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. Furthermore, the 2010 explosion of the Deepwater Horizon well and the subsequent release of oil into the Gulf of Mexico, or other similar events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, thus exposing the Company to further potential financial risk in the event of any such oil or chemical spill.
OPCO is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to the Company's operations, and satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although OPCO has arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on its business, results of operations, cash flows and financial condition and its ability to pay distributions, if any, in the future.
Although the Company's drilling units are separately owned by OPCO's subsidiaries, under certain circumstances a parent company and all of the unit-owning affiliates in a group under common control engaged in a joint venture could be held liable for damages or debts owed by one of the affiliates, including liabilities for oil spills under OPA or other environmental laws. Therefore, it is possible that the Company could be subject to liability upon a judgment against the Company or any one of the Company's subsidiaries.
OPCO’s drilling units could cause the release of oil or hazardous substances, especially as its drilling units age. Any releases may be large in quantity, above the Company's permitted limits or occur in protected or sensitive areas where public interest groups or governmental authorities have special interests. Any releases of oil or hazardous substances could result in fines and other costs to OPCO, such as costs to upgrade its drilling units, clean up the releases, and comply with more stringent requirements in its discharge permits. Moreover, these releases may result in OPCO’s customers or governmental authorities suspending or terminating its operations in the affected area, which could have a material adverse effect on the Company's business, results of operation and financial condition.
If the Company is able to obtain from the Company's customers some degree of contractual indemnification against pollution and environmental damages, the indemnification may not be applicable in all instances or the customer may not be financially able to comply with its indemnity obligations. In the future, OPCO may not be able to obtain contractual indemnification against pollution and environmental damages.
In addition, the Company is required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. The Company's insurance coverage may not be available in the future, or the Company may not obtain certain insurance coverage. Even if insurance is available and the Company has obtained the coverage, the insurance coverage may not be adequate to satisfy the Company's liabilities or its insurance underwriters may be unable to pay compensation if a significant claim should occur. Any of these scenarios could have a material adverse effect on the Company's business, operating results and financial condition.
To the extent new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, in general, or the offshore drilling industry, in particular, the Company's business or prospects could be materially adversely affected. Future earnings and cash available for distribution may be negatively affected by compliance with any such new legislation or regulations.
Climate change and regulation of greenhouse gases may have an adverse impact on the Company's business.
Due to concern over the risk of climate change, a number of countries and the United Nations’ International Maritime Organization, or the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all ships (including rigs and drillships) must comply with mandatory requirements adopted by the IMO’s Maritime Environment Protection Committee, or MEPC, in

July 2011, relating to greenhouse gas emissions. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels.
All ships are required to follow the Ship Energy Efficiency Management Plans, or SEEMP, and minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, or EEDI, applies to all new ships. These requirements could cause the Company to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. In April 2013, the European Union Parliament rejected proposed changes to the European Union Emissions law regarding carbon trading. The measures would have limited the availability of permits that allow companies to emit greenhouse gases. The European Union is still considering an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, including drilling units, and in June 2013, the European Commission issued a memorandum recommending a “gradual approach” starting with a program to monitor, report and verify such greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from drilling units, such regulation of drilling units is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. In February 2014, the Supreme Court heard oral arguments from a number of industry groups that oppose a lower court’s decision on EPA regulation of carbon emissions as too expansive but limited the scope of the argument.
Compliance with changes in laws, regulations and obligations relating to climate change could increase the Company's costs related to operating and maintaining the Company's assets, and might also require the Company to install new emission controls, acquire allowances or pay taxes related to the Company's greenhouse gas emissions, or administer and manage a greenhouse gas emissions program.
Additionally, adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for the Company's services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on the Company's business, including capital expenditures to upgrade the Company's drilling units, that the Company cannot predict with certainty at this time.
The aftermath of the moratorium on offshore drilling in the U.S. Gulf of Mexico, and new regulations adopted as a result of the investigation into the Macondo well blowout, could negatively impact us.
In the near-term aftermath of the Deepwater Horizon Incident, in which the Company was not involved, that led to the Macondo well blow out situation, the U.S. government on May 30, 2010 imposed a six-month moratorium on certain drilling activities in water deeper than 500 feet in the U.S. Gulf of Mexico and subsequently implemented Notices to Lessees 2010-N05 and 2010-N06, providing enhanced safety requirements applicable to all drilling activity in the U.S. Gulf of Mexico, including drilling activities in water shallower than 500 feet. On October 12, 2010, the U.S. government lifted the moratorium subject to compliance with the requirements set forth in Notices to Lessees 2010-N05 and 2010-N06. Additionally, all drilling in the U.S. Gulf of Mexico must comply with the Final Rule of Increased Safety Measures for Energy Development on the Outer Continental Shelf and the Workplace Safety Rule on Safety and Environmental Management Systems. In addition, on February 24, 2014, the BOEM proposed a rule increasing the limits of liability for offshore facilities under the OPA based on inflation. As new standards and procedures are being integrated into the existing framework of offshore regulatory programs, the Company anticipates that there may be increased costs associated with regulatory compliance and delays in obtaining permits for other operations such as recompletions, workovers and abandonment activities.
Additional requirements could be forthcoming based on further recommendations by regulatory agencies investigating the Macondo incident. The Company is not able to predict the likelihood, nature or extent of additional rulemaking or when the interim rules, or any future rules, could become final. The current and future regulatory environment in the U.S. Gulf of Mexico could impact the demand for drilling units in the U.S. Gulf of Mexico in terms of overall number of rigs in operation and the technical specification required for offshore rigs to operate in the U.S. Gulf of Mexico. It is possible that short-term potential migration of rigs from the U.S. Gulf of Mexico could adversely impact dayrates levels and fleet utilization in other regions. Additional governmental regulations concerning licensing, taxation, equipment specifications, training requirements or other matters could increase the costs of OPCO’s operations, and escalating costs borne by its customers, along with permitting delays, could reduce exploration and development activity in the U.S. Gulf of Mexico and, therefore, reduce demand for OPCO’s services. In addition, insurance costs across the industry have increased as a result of the Macondo incident and, in the future, certain insurance coverage is likely to become more costly, and may become less available or not available at all. The Company cannot predict if the U.S. government will issue new drilling permits in a timely manner, nor can the Company predict the potential impact of new regulations that may be forthcoming as the investigation into the Macondo well incident continues. Nor can the Company predict if implementation of additional regulations might subject OPCO to increased costs of operating and/or a reduction in the area of operation in the U.S. Gulf of Mexico. As such, the Company's cash available for distribution and financial position could be adversely affected if the Company's drilling unit operating in the U.S. Gulf of Mexico became subject to the risks mentioned above.
The Company's ability to operate the Company's drilling units in the U.S. Gulf of Mexico could be restricted by governmental regulation
Hurricanes Ivan, Katrina, Rita, Gustav and Ike caused damage to a number of unaffiliated drilling units in the U.S. Gulf of Mexico. The Bureau of Ocean Energy Management, Regulation and Enforcement, or BOEMRE, formerly the Minerals Management Service of the U.S. Department of the Interior, effective October 1, 2011, reorganized into two new organizations, the Bureau of Ocean Energy Management, or BOEM, and the Bureau of Safety and Environmental Enforcement, or BSEE, and issued guidelines for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, and moored drilling unit fitness. These guidelines effectively impose new requirements on the offshore oil and gas industry in an attempt to increase the likelihood of survival of offshore drilling units during a hurricane. The guidelines also provide for enhanced information and data requirements from oil and gas companies that operate properties in the U.S. Gulf of Mexico region of the Outer Continental Shelf. BOEM and BSEE may issue similar guidelines for future hurricane seasons and may take other steps that could increase the cost of operations or reduce the area of operations for OPCO’s ultra-deepwater drilling units, thereby reducing their marketability. Implementation of new guidelines or regulations that may apply to ultra-deepwater drilling units may subject OPCO to increased costs and limit the operational capabilities of its drilling units, although such risks to the extent possible should rest with OPCO’s customers.
The Company cannot guarantee that the use of OPCO’s drilling units will not infringe the intellectual property rights of others.
The majority of the intellectual property rights relating to OPCO’s drilling units and related equipment are owned by its suppliers. In the event that one of OPCO’s suppliers becomes involved in a dispute over infringement of intellectual property rights relating to equipment owned by OPCO, it may lose access to repair services, replacement parts, or could be required to cease use of some equipment. In addition, OPCO’s competitors may assert claims for infringement of intellectual property rights related to certain equipment on its drilling units and OPCO may be required to stop using such equipment and/or pay damages and royalties for the use of such equipment. The consequences of technology disputes involving OPCO’s suppliers or competitors could adversely affect its financial results, operations and cash available for distribution. OPCO has provisions in some of its supply contracts which provide indemnity from the supplier against intellectual property lawsuits. However, the Company cannot be assured that these suppliers will be willing or financially able to honor their indemnity obligations, or guarantee that the indemnities will fully protect OPCO from the adverse consequences of such technology disputes. OPCO also has provisions in some of its customer contracts to require the customer to share some of these risks on a limited basis, but the Company cannot provide assurance that these provisions will fully protect OPCO from the adverse consequences of such technology disputes.

Failure to comply with the U.S. Foreign Corrupt Practices Act or the UK Bribery Act could result in fines, criminal penalties, drilling contract terminations and an adverse effect on the Company's business.
OPCO currently operates its drilling units in a number of countries throughout the world, including some with developing economies. Also, the Company's business with national oil companies and state or government-owned shipbuilding enterprises and financing agencies puts OPCO in contact with persons who may be considered “foreign officials” or “foreign public officials” under the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and the Bribery Act 2010 of the Parliament of the United Kingdom, or the UK Bribery Act, respectively. The Company is subject to the risk that the Company, OPCO, the Company's affiliated entities or the Company's or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of OPCO’s operations in certain jurisdictions, and might adversely affect the Company's business, results of operations or financial condition. In addition, actual or alleged violations could damage the Company's reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations would be expensive and consume significant time and attention of the Company's senior management.
In order to effectively compete in some foreign jurisdictions, the Company utilizes local agents and/or establish joint ventures with local operators or strategic partners. For example, in Nigeria, Nigerian investors have invested in a subsidiary of Seadrill Operating LP that is fully controlled and approximately 56% owned by Seadrill Operating LP, and has resulted in a Nigerian joint venture partner owning an effective 1% interest in the West Capella. Seadrill owns the remaining ownership interest in the joint venture. All of these activities involve interaction by the Company's agents with non-U.S. government officials. Even though some of the Company's agents and partners may not themselves be subject to the FCPA, the UK Bribery Act or other anti-bribery laws to which the Company may be subject, if the Company's agents or partners make improper payments to non-U.S. government officials in connection with engagements or partnerships with the Company, the Company could be investigated and potentially found liable for violation of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on the Company's business, financial position, results of operations and cash flows.
Acts of terrorism, piracy and political and social unrest could affect the Company specifically or, more generally, the markets for drilling services, which may have a material adverse effect on the Company's results of operations.
Acts of terrorism, piracy, and political and social unrest, brought about by world political events or otherwise, have caused instability in the world’s financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. OPCO’s drilling operations may be targeted by acts of terrorism, piracy, or acts of vandalism or sabotage carried out by environmental activist groups. In addition, acts of terrorism and political and social unrest could lead to increased volatility in prices for crude oil and gas and could affect the markets for drilling services and result in lower dayrates. OPCO’s insurance premiums could increase as a result of these events, and coverage may be unavailable in the future.
Any failure to comply with the complex laws and regulations governing international trade could adversely affect the Company's operations.
The shipment of goods, services and technology across international borders subjects the Company's business to extensive trade laws and regulations. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions, in particular, are targeted against countries (such as Russia, Iran, Myanmar and Sudan, among others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities.
The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting the Company's operations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside the Company's control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory trading obligations could also result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, and seizure of shipments and loss of import and export privileges.
Public health threats could have an adverse effect on the Company's operations and the Company's financial results.
Public health threats, such as swine flu, bird flu, Severe Acute Respiratory Syndrome and other highly communicable diseases, outbreaks of which have from time to time occurred in various parts of the world in which the Company operates, could adversely impact the Company's operations, and the operations of the Company's customers. In addition, public health threats in any area, including areas where the Company does not operate, could disrupt international transportation. The Company's crews generally work on a rotation basis, with a substantial portion relying on international air transport for rotation. Any such disruptions could impact the cost of rotating the Company's crews, and possibly impact the Company's ability to maintain a full crew on all rigs. Any of these public health threats and related consequences could adversely affect the Company's financial results.

Risks Inherent in an Investment in Us
Seadrill and its affiliates may compete with us.
Pursuant to the Company's omnibus agreement, Seadrill and its controlled affiliates (other than the Company, the Seadrill Member and the Company's subsidiaries) generally have agreed not to acquire, own, operate or contract for certain drilling units operating under drilling contracts of five or more years, unless Seadrill offers to sell such drilling units to us. The omnibus agreement, however, contains significant exceptions that may allow Seadrill or any of its controlled affiliates to compete with the Company, which could harm the Company's business. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition.”
Unitholders have limited voting rights, and the Company's operating agreement restricts the voting rights of the unitholders owning more than 5% of the Company's common units.
Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting the Company's business. The Company will hold a meeting of the members every year to elect one or more members of the Company's board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders are entitled to elect only four of the seven members of the Company's board of directors. The elected directors are elected on a staggered basis and will serve for three year terms. The Seadrill Member in its sole discretion appoints the remaining three directors and sets the terms for which those directors will serve. The operating agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about the Company's operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect the Seadrill Member, and the Seadrill Member may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common and subordinated units, including any units owned by the Seadrill Member and its affiliates, voting together as a single class.
The Company's operating agreement further restricts unitholders’ voting rights by providing that if any person or group owns beneficially more than 5% of any class of units then outstanding, any such units owned by that person or group in excess of 5% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to the Company's board), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 5% will effectively be redistributed pro rata among the other common unitholders holding less than 5% of the voting power of all classes of units entitled to vote. The Seadrill Member, its affiliates and persons who acquired common units with the prior approval of the Company's board of directors are not be subject to this 5% limitation except with respect to voting their common units in the election of the elected directors.
The Seadrill Member and its other affiliates own a majority interest in the Company and have conflicts of interest and limited duties to the Company and the Company's common unitholders, which may permit them to favor their own interests to the detriment of the Company's unitholders.
As of March 31, 2014, Seadrill owned a 53.2% limited liability company interest in the Company, and owned and controlled the Seadrill Member. Certain of the Company's officers and directors are directors and/or officers of Seadrill and its subsidiaries and, as such, they have fiduciary duties to Seadrill that may cause them to pursue business strategies that disproportionately benefit Seadrill or which otherwise are not in the best interests of the Company or the Company's unitholders. Conflicts of interest may arise between Seadrill and its subsidiaries on the one hand, and the Company and the Company's unitholders, on the other hand. As a result of these conflicts, Seadrill and its subsidiaries may favor their own interests over the interests of the Company's unitholders. Please read “—The Company's operating agreement limits the duties the Seadrill Member and the Company's directors and officers may have to the Company's unitholders and restricts the remedies available to unitholders for actions taken by the Seadrill Member or the Company's directors and officers.” These conflicts include, among others, the following situations:

•
neither the Company's operating agreement nor any other agreement requires the Seadrill Member or Seadrill or its affiliates to pursue a business strategy that favors the Company or utilizes the Company's assets, and Seadrill’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Seadrill, which may be contrary to the Company's interests;

•
our operating agreement provides that the Seadrill Member may make determinations to take or decline to take actions without regard to the Company's or the Company's unitholders’ interests. Specifically, the Seadrill Member may exercise its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, consent or withhold consent to any merger or consolidation of the company, appoint any directors or vote for the election of any director, vote or refrain from voting on amendments to the Company's operating agreement that require a vote of the outstanding units, voluntarily withdraw from the company, transfer (to the extent permitted under the Company's operating agreement) or refrain from transferring its units, the Seadrill Member interest or incentive distribution rights or vote upon the dissolution of the company;

•
the Seadrill Member and the Company's directors and officers have limited their liabilities and any fiduciary duties they may have under the laws of the Marshall Islands, while also restricting the remedies available to the Company's unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by the Seadrill Member and the Company's directors and officers, all as set forth in the operating agreement;

•	the Seadrill Member is entitled to reimbursement of all costs incurred by it and its affiliates for the Company's benefit;

•
our operating agreement does not restrict the Company from paying the Seadrill Member or its affiliates for any services rendered to the Company on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on the Company's behalf;

•	the Seadrill Member may exercise its right to call and purchase the Company's common units if it and its affiliates own more than 80% of the Company's common units; and

•	the Seadrill Member is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

Although a majority of the Company's directors are elected by common unitholders, the Seadrill Member will likely have substantial influence on decisions made by the Company's board of directors. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions”
Although the Company controls OPCO, the Company owes duties to OPCO and its other owner, Seadrill, which may conflict with the interests of the Company and the Company's unitholders.
Conflicts of interest may arise as a result of the relationships between the Company and the Company's unitholders, on the one hand, and OPCO, and its other owner, Seadrill, on the other hand. Seadrill owns a 70% limited partner interest in Seadrill Operating LP, a 49% limited liability company interest in Seadrill Capricorn Holdings LLC and a 100% limited liability company interest in the Seadrill Member. The Company's directors have duties to manage OPCO in a manner beneficial to us. At the same time, the Company's directors have a duty to manage OPCO in a manner beneficial to OPCO’s owners, including Seadrill. The Company's board of directors may resolve any such conflict and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in the best interest of the Company or the Company's unitholders.
For example, conflicts of interest may arise in the following situations:

•	the allocation of shared overhead expenses to OPCO and us;

•	the interpretation and enforcement of contractual obligations between the Company and the Company's affiliates, on the one hand, and OPCO or its subsidiaries, on the other hand;

•	the determination and timing of the amount of cash to be distributed to OPCO’s owners and the amount of cash to be reserved for the future conduct of OPCO’s business;

•	the decision as to whether OPCO should make asset or business acquisitions or dispositions, and on what terms;

•	the determination of the amount and timing of OPCO’s capital expenditures;

•
the determination of whether OPCO should use cash on hand, borrow or issue equity to raise cash to finance maintenance or expansion capital projects, repay indebtedness, meet working capital needs or otherwise; and

•	any decision the Company makes to engage in business activities independent of, or in competition with, OPCO.
Certain of the Company's officers face conflicts in the allocation of their time to the Company's business.
Certain of the Company's officers are not required to work full-time on the Company's affairs and also perform services for other companies, including Seadrill. For example, Rune Magnus Lundetræ, who is the Company's Chief Financial Officer, also provides services in a similar capacity for Seadrill. In addition, Graham Robjohns, who is the Company's Chief Executive Officer, also acts as the Chief Executive Officer of Golar LNG Partners LP. These other companies conduct substantial businesses and activities of their own in which the Company has no economic interest. As a result, there could be material competition for the time and effort of the Company's officers who also provide services to other companies, which could have a material adverse effect on the Company's business, results of operations and financial condition. Please read Item 6 “Directors, Senior Management and Employees—Directors and Senior Management—Executive Officers—Allocation of Executive Officers’ Time.”
The Company's operating agreement limits the duties the Seadrill Member and the Company's directors and officers may have to the Company's unitholders and restricts the remedies available to unitholders for actions taken by the Seadrill Member or the Company's directors and officers.
The Company's operating agreement provides that the Company's board of directors has the authority to oversee and direct the Company's operations, management and policies on an exclusive basis. The Marshall Islands Limited Liability Company Act of 1996, or the Marshall Islands Act, states that a member or manager’s “duties and liabilities may be expanded or restricted by provisions in a limited liability company agreement.” As permitted by the Marshall Islands Act, the Company's operating agreement contains provisions that reduce the standards to which the Seadrill Member and the Company's directors and the Company's officers may otherwise be held by Marshall Islands law. For example, the Company's operating agreement:

•
provides that the Seadrill Member may make determinations or take or decline to take actions without regard to the Company's or the Company's unitholders’ interests. The Seadrill Member may consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting the Company, the Company's affiliates or the Company's unitholders. Decisions made by the Seadrill Member are made by its sole owner, Seadrill. Specifically, the Seadrill Member may decide to exercise its right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, call right, pre-emptive rights or registration rights, consent or withhold consent to any merger or consolidation of the company, appoint any directors or vote for the election of any director, vote or refrain from voting on amendments to the Company's operating agreement that require a vote of the outstanding units, voluntarily withdraw from the company, transfer (to the extent permitted under the Company's operating agreement) or refrain from transferring its units, the Seadrill Member interest or incentive distribution rights or vote upon the dissolution of the company;

•	provides that the Company's directors and officers are entitled to make other decisions in “good faith,” meaning they believe that the decision is in the Company's best interests;

•
generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the Company's board of directors and not involving a vote of unitholders must be on terms no less favorable to the Company than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to the Company and that, in determining whether a transaction or resolution is “fair and reasonable,” the Company's board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•
provides that neither the Seadrill Member nor the Company's officers or the Company's directors will be liable for monetary damages to the Company, the Company's members or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the Seadrill Member, the Company's directors or officers or those other persons engaged in actual fraud or willful misconduct.

The standard of care applicable to an officer or director of Seadrill when that individual is acting in such capacity is, in a number of circumstances, stricter than the standard of care the same individual may have when acting as an officer or director of us. The fact that an officer or director of the Company may have a fiduciary duty to Seadrill does not, however, diminish the duty that such individual owes to us. Compliance by such officer or director of the Company with such individual’s duty to the Company should not result in a violation of such individual’s duties to Seadrill.
In order to become a member of the Company, a common unitholder is required to agree to be bound by the provisions in the operating agreement, including the provisions discussed above.
Fees and cost reimbursements, which Seadrill Management and certain other subsidiaries of Seadrill determine for services provided to the Company, OPCO and its subsidiaries, will be substantial, will be payable regardless of the Company's profitability and will reduce the Company's cash available for distribution to the Company's unitholders.
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
In addition, pursuant to the management and administrative services agreements Seadrill Management provides the Company with significant management, administrative, financial and other support services and/or personnel. The Company reimburses Seadrill Management for the reasonable costs and expenses incurred in connection with the provision of these services. In addition, the Company pays Seadrill Management a management fee.
There is no cap on the amount of fees and cost reimbursements that OPCO and its subsidiaries may be required to pay such subsidiaries of Seadrill pursuant to the advisory, technical and administrative service agreements, or that the Company may be required to pay under the management and administrative services agreements. For a description of the advisory, technical and administrative service agreements and the management and administrative services agreements, please read Item 7 “Major Unitholder and Related Party Transactions—Related Party Transactions.” The fees and expenses payable pursuant to the advisory, technical and administrative service agreements and the management and administrative services agreements will be payable without regard to the Company's financial condition or results of operations. The payment of fees to and the reimbursement of expenses of Seadrill Management, and certain other subsidiaries of Seadrill could adversely affect the Company's ability to pay cash distributions the Company's unitholders.
The Company's operating agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove the Company's current management or the Seadrill Member, and even if public unitholders are dissatisfied, they will be unable to remove the Seadrill Member without Seadrill’s consent, unless Seadrill’s ownership interest in the Company is decreased; all of which could diminish the trading price of the Company's common units.
The Company's operating agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove the Company's current management or the Seadrill Member.

•
The unitholders are unable to remove the Seadrill Member without its consent because the Seadrill Member and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove the Seadrill Member. As of March 31, 2014, Seadrill owned 53.2% of the outstanding common and subordinated units.

•
If the Seadrill Member is removed without “cause” during the subordination period and units held by the Seadrill Member and Seadrill are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units, any existing arrearages on the common units will be extinguished, and the Seadrill Member will have the right to convert its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of the Seadrill Member under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until the Company has met certain distribution and performance tests. Any conversion of the Seadrill Member interest or incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. “Cause” is narrowly defined to mean that with respect to a director or officer, a court of competent jurisdiction has entered a final, non-appealable judgment finding such director or officer liable for actual fraud or willful misconduct, and with respect to the Seadrill Member, the Seadrill Member is in breach of the operating agreement or a court of competent jurisdiction has entered a final, non-appealable judgment finding the Seadrill Member liable for actual fraud or willful misconduct against the Company or its members, in their capacity as such. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of the Company's business by the directors appointed by the Seadrill Member, so the removal of the Seadrill Member because of the unitholders’ dissatisfaction with the Seadrill Member’s decisions in this regard would most likely result in the termination of the subordination period.

•	Common unitholders are entitled to elect only four of the seven members of the Company's board of directors. The Seadrill Member in its sole discretion appoints the remaining three directors.

•
Election of the four directors elected by unitholders is staggered, meaning that the members of only one of three classes of the Company's elected directors are selected each year. In addition, the directors appointed by the Seadrill Member serve for terms determined by the Seadrill Member.

•
The Company's operating agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about the Company's operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•
Unitholders’ voting rights are further restricted by the operating agreement provision providing that if any person or group owns beneficially more than 5% of any class of units then outstanding, any such units owned by that person or group in excess of 5% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to the Company's board), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 5% will effectively be redistributed pro rata among the other common unitholders holding less than 5% of the voting power of all classes of units entitled to vote. The Seadrill Member, its affiliates and persons who acquired common units with the prior approval of the Company's board of directors are not subject to this 5% limitation except with respect to voting their common units in the election of the elected directors.

•	There are no restrictions in the Company's operating agreement on the Company's ability to issue additional equity securities.
The effect of these provisions may be to diminish the price at which the common units trade.
The control of the Seadrill Member may be transferred to a third party without unitholder consent.
The Seadrill Member may transfer its Seadrill Member interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, the Company's operating agreement does not restrict the ability of the members of the Seadrill Member from transferring their respective limited liability company interests in the Seadrill Member to a third party.

If the Company ceases to control OPCO, the Company may be deemed to be an investment company under the Investment Company Act of 1940.
If the Company ceases to manage and control OPCO and are deemed to be an investment company under the Investment Company Act of 1940 because of the Company's ownership of OPCO interests, the Company would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify the Company's organizational structure or the Company's contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit the Company's ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from the Company's affiliates, restrict the Company's ability to borrow funds or engage in other transactions involving leverage, and require the Company to add additional directors who are independent of the Company or the Company's affiliates.
Substantial future sales of the Company's common units in the public market could cause the price of the Company's common units to fall.
The Company has granted registration rights to Seadrill and certain of its affiliates. These unitholders have the right, subject to some conditions, to require the Company to file registration statements covering any of the Company's common, subordinated or other equity securities owned by them or to include those securities in registration statements that the Company may file for the Company or other unitholders. As of March 31, 2014, Seadrill owned 23,092,050 common units and 16,543,350 subordinated units and all of the incentive distribution rights (through its ownership of the Seadrill Member). Following their registration and sale under an applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of the Company's common units to decline.
The Seadrill Member, as the initial holder of all of the incentive distribution rights, may elect to cause the Company to issue additional common units to it in connection with a resetting of the target distribution levels related to the Seadrill Member’s incentive distribution rights without the approval of the conflicts committee of the Company's board of directors or holders of the Company's common units and subordinated units. This may result in lower distributions to holders of the Company's common units in certain situations.
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
In connection with resetting these target distribution levels, the Seadrill Member will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to the Seadrill Member on the incentive distribution rights in the prior two quarters. The Company anticipates that the Seadrill Member would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that the Seadrill Member could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued the Company's common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause the Company's common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had the Company not issued additional common units to the Seadrill Member in connection with resetting the target distribution levels related to the Seadrill Member’s incentive distribution rights.

The Company may issue additional equity securities, including securities senior to the common units, without the approval of the Company's unitholders, which would dilute the ownership interests of the Company's existing unitholders.
The Company may, without the approval of the Company's unitholders, issue an unlimited number of additional units or other equity securities. In addition, the Company may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by the Company of additional common units or other equity securities of equal or senior rank will have the following effects:

•	the Company's unitholders’ proportionate ownership interest in the Company will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•
because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by the Company's common unitholders will increase;

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
In establishing cash reserves, the Company's board of directors may reduce the amount of cash available for distribution to the Company's unitholders.
OPCO’s operating agreements provide that the Company's board of directors approves the amount of reserves from OPCO’s cash flow that will be retained by OPCO to fund its future operating and capital expenditures. The Company's operating agreement requires the Company's board of directors to deduct from operating surplus cash reserves that it determines are necessary to fund the Company's future operating and capital expenditures. These reserves also affect the amount of cash available for distribution by OPCO to the Company and by the Company to the Company's unitholders. In addition, the Company's board of directors may establish reserves for distributions on the subordinated units, but only if those reserves do not prevent the Company from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. As described above in “—Risks Inherent in The Company's Business—OPCO must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter the Company is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted,” the Company's operating agreement requires the Company's board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by the Company's board of directors at least once a year, provided that any change must be approved by the conflicts committee of the Company's board of directors.

The Seadrill Member has a limited call right that may require the Company's common unitholders to sell their common units at an undesirable time or price.
If at any time the Seadrill Member and its affiliates own more than 80% of the common units, the Seadrill Member will have the right, which it may assign to any of its affiliates or to the Company, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of the Company's common units. The Seadrill Member is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, the holders of the Company's common units may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Such common unitholders may also incur a tax liability upon a sale of their common units.
As of March 31, 2014, Seadrill, which owns and controls the Seadrill Member, owned 39.8% of the Company's common units. At the end of the subordination period, assuming no additional issuances of common units and the conversion of the Company's subordinated units into common units, Seadrill would own 53.2% of the Company's common units.
The Company can borrow money to pay distributions, which would reduce the amount of credit available to operate the Company's business.
The Company's operating agreement allows the Company to make working capital borrowings to pay distributions. Accordingly, if the Company has available borrowing capacity, the Company can make distributions on all the Company's units even though cash generated by the Company's operations may not be sufficient to pay such distributions. Any working capital borrowings by the Company to make distributions will reduce the amount of working capital borrowings the Company can make for operating the Company's business. For more information, please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Increases in interest rates may cause the market price of the Company's common units to decline.
An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as the Company's common units. Any such increase in interest rates or reduction in demand for the Company's common units resulting from other relatively more attractive investment opportunities may cause the trading price of the Company's common units to decline.
Unitholders may have liability to repay distributions.
Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Act, the Company may not make a distribution to the Company's unitholders if the distribution would cause the Company's liabilities to exceed the fair value of the Company's assets. The Marshall Islands Act provides that for a period of three years from the date of the impermissible distribution, members who received the distribution and who knew at the time of the distribution that it violated the Marshall Islands Act will be liable to the limited liability company for the distribution amount. Assignees who become substituted members are liable for the obligations of the assignor to make contributions to the company that are known to the assignee at the time it became members and for unknown obligations if the liabilities could be determined from the operating agreement. Liabilities to members on account of their limited liability company interest and liabilities that are non-recourse to the company is not counted for purposes of determining whether a distribution is permitted.
The Company has a limited history of operating as a separate publicly traded entity and incur increased costs as a result of being a publicly traded limited liability company.
The Company's IPO closed on October 24, 2012. As a newly public limited liability company, the Company is required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the Sarbanes-Oxley Act, the SEC and the New York Stock Exchange. The Company expects to incur significant legal, accounting and other expenses in continuing to comply with these and other applicable regulations.
The Company has been organized as a limited liability company under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of limited liability company law.
The Company's limited liability company affairs are governed by the Company's operating agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited liability company laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Limited Liability Company Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited liability company statute. Accordingly, the Company cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of the Company's unitholders and the duties of the Seadrill Member and the Company's directors and officers under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by the Seadrill Member and the Company's officers and directors than would unitholders of a similarly organized limited liability company in the United States.
Because the Company is organized under the laws of the Marshall Islands, it may be difficult to serve the Company with legal process or enforce judgments against the Company, the Company's directors or the Company's management.
The Company is organized under the laws of the Marshall Islands, and substantially all of the Company's assets are located outside of the United States. In addition, the Seadrill Member is a Marshall Islands limited liability company, and the Company's directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against the Company or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against the Company's assets or the assets of the Seadrill Member or the Company's directors or officers.
Tax Risks
In addition to the following risk factors, you should read Item 4 “Information on the Company—Business Overview—Taxation of the Company,” and Item 10 “Additional Information—Taxation” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to the Company and the ownership and disposition of the Company's common units.

The Company will be subject to taxes, which will reduce the Company's cash available for distribution to the Company's unitholders.
Some of the Company's subsidiaries will be subject to tax in the jurisdictions in which they are organized or operate, reducing the amount of cash available for distribution. In computing the Company's tax obligation in these jurisdictions, the Company is required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which the Company has not received rulings from the governing authorities. The Company cannot assure you that upon review of these positions the applicable authorities will agree with the Company's positions. A successful challenge by a tax authority could result in additional tax imposed on the Company's subsidiaries, further reducing the cash available for distribution. In addition, changes in the Company's operations could result in additional tax being imposed on the Company, OPCO or the Company's, or OPCO’s subsidiaries in jurisdictions in which operations are conducted. Please read Item 4 “Information on the Company—Business Overview—Taxation of the Company.”
A change in tax laws in any country in which the Company operates could result in higher tax expense.
The Company conducts its operations through various subsidiaries. Tax laws and regulations are highly complex and subject to interpretation. Consequently, the Company is subject to changing tax laws, treaties and regulations in and between countries in which the Company operates. The Company's income tax expense is based on the Company's interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on the Company's earnings.
The Company files periodic tax returns that are subject to review and audit by various revenue agencies in the jurisdictions in which the Company operates. Taxing authorities may challenge any of the Company's tax positions, at which time the Company will contest such assessments where the Company believes the assessments are in error. Determinations by such authorities that differ materially from the Company's recorded estimates, favorably or unfavorably, may have a material impact on the Company's results of operations, financial position or cash available for distribution.
A loss of a major tax dispute or a successful tax challenge to the Company's operating structure, intercompany pricing policies or the taxable presence of the Company's subsidiaries in certain countries could result in a higher tax rate on the Company's worldwide earnings, which could result in a significant negative impact on the Company's earnings and cash flows from operations.
The Company's income tax returns are subject to review and examination. The Company does not recognize the benefit of income tax positions the Company believes are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges the Company's operational structure, intercompany pricing policies or the taxable presence of the Company's subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to the Company's structure; or if the Company loses a material tax dispute in any country, the Company's effective tax rate on the Company's worldwide earnings could increase substantially and the Company's earnings and cash flows from operations could be materially adversely affected
U.S. tax authorities could treat the Company as a “passive foreign investment company,” which would have adverse U.S. federal income tax consequences to U.S. unitholders.
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of “passive income” or at least 50% of the average value of its assets for any taxable year produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.
Based on the Company's current and projected method of operation, the Company believes that it was not a PFIC for the Company's 2013 taxable year, and the Company expects that the Company will not be treated as a PFIC for the current or any future taxable year. The Company expects that more than 25% of the Company's gross income for the Company's 2013 taxable year arose and for the current and each future year will arise from such drilling contracts or other income that the Company believes should not constitute passive income, and more than 50% of the average value of the Company's assets for each such year will be held for the production of such nonpassive income. Assuming the composition of the Company's income and assets is consistent with these expectations, the Company believes that the Company should not be a PFIC for the Company's 2013 taxable year or the Company's current or any future year.
The conclusions that the Company has reached are not free from doubt and the U.S. Internal Revenue Service, or IRS, or a court could disagree with the Company's position. In addition, although the Company intends to conduct the Company's affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, the Company cannot assure you that the nature of the Company's operations will not change in the future or that the Company will not be a PFIC in the future. If the IRS were to find that the Company is or has been a PFIC for any taxable year (and regardless of whether the Company remains a PFIC for any subsequent taxable year), the Company's U.S. unitholders would face adverse U.S. federal income tax consequences. Please read Item 10 “Additional Information—Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if the Company is treated as a PFIC.

Item 4.         Information on the Company

A.     History and Development of the Company
General
Seadrill Partners, LLC is a publicly traded limited liability company formed on June 28, 2012 as a wholly owned subsidiary of Seadrill Limited. In connection with the Company's IPO in October 2012, the Company acquired (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through the Company's 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. Immediately following the Company's IPO, Seadrill Operating LP owned (i) a 100% interest in the entities that own the West Aquarius and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. In addition, immediately following the Company's IPO, Seadrill Capricorn Holdings LLC owned 100% of the entities that own and operate the West Capricorn.
During the year ended December 31, 2013, the Company acquired from Seadrill (i) a 100% interest in two tender rigs, the T-15 and the T-16, which the Company owns through its wholly owned subsidiary Seadrill Partners Operating LLC, (ii) a 51% indirect interest in the semi-submersible drilling rig the West Sirius, which the Company owns through Seadrill Capricorn Holdings LLC and (iii) a 30% indirect interest in the semi-submersible drilling rig, the West Leo, which the Company owns through Seadrill Operating LP. On March 24, 2014, the Company acquired from Seadrill a 51% indirect interest in the drillship, the West Auriga, which the Company owns through Seadrill Capricorn Holdings LLC.

The Company listed its common units on the New York Stock Exchange in October 2012 under the ticker symbol “SDLP.”
The Company was formed under the laws of the Marshall Islands and maintain the Company's principal executive headquarters at 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom. The Company's telephone number at that address is +44 20 8811 4700. The Company's agent for service of process in the United States is Watson, Farley & Williams (New York) LLP and its address is 1133 Avenue of the Americas New York, New York 10036.

B.     Business Overview
General
The Company is a growth-oriented limited liability company formed on June 28, 2012 by Seadrill Limited (NYSE: SDRL) to own, operate and acquire offshore drilling units. The Company's drilling units are under long-term contracts with major oil companies such as Chevron, Total, BP, ExxonMobil and Tullow with an average remaining term of 3.9 years as of March 31, 2014. The Company intends to grow the Company's position in the offshore drilling market by continuing to provide excellent service to these customers with the Company's modern, technologically advanced fleet. The Company also intends to leverage the relationships, expertise and reputation of Seadrill to re-contract OPCO’s fleet under long-term contracts and to identify opportunities to expand the Company's fleet through acquisitions. Seadrill is one of the world’s largest international offshore drilling contractors, and the Company believes Seadrill is, and will continue to be, motivated to facilitate the Company's growth because of its significant ownership interest in the Company.
OPCO’s fleet as at March 31, 2014 consisted of:

•	a 100% interest in the following drilling units:

•	the semi-submersible West Aquarius , which was delivered from the shipyard in 2009 and is currently under a drilling contract with ExxonMobil that expires in October 2015;

•	the semi-submersible West Capricorn, which was delivered from the shipyard at the end of 2011 and commenced operations under a 5-year drilling contract with BP that expires in July 2017;

•	the semi-submersible West Leo, which was delivered from the shipyard in 2012 and commenced operations under a 5-year drilling contract with Tullow that expires in May 2018;

•	the semi-submersible West Sirius, which was delivered from the shipyard in 2008 and is under a drilling contract with BP that expires in July 2019;

•	the semi-tender West Vencedor, which was delivered from the shipyard in early 2010 and is under a drilling contract with Chevron that expires in March 2015;

•	the tender rig T-15, which was delivered from the shipyard in 2013 and commenced operations under a 5-year drilling contract with Chevron that expires in July 2018;

•	the tender rig T-16, which was delivered from the shipyard in 2013 and commenced operations under a 5-year drilling contract with Chevron that expires in August 2018;

•	the drillship West Auriga, which was delivered from the shipyard in 2013 and commenced operations under a drilling contract with BP that expires in October 2020.

•	a 56% interest in the drillship West Capella, which was delivered from the shipyard in 2008 and is under a drilling contract with Total that expires in April 2019: and
Business Strategies
The Company's primary business objective is to increase the quarterly cash distributions to the Company's unitholders over time. The Company intends to accomplish this objective by executing the following strategies:

•
Grow Through Strategic and Accretive Acquisitions. The Company intends to capitalize on opportunities to grow OPCO’s and the Company's fleet of drilling units through acquisitions of offshore drilling units from Seadrill, either by the Company or by OPCO, and acquisitions of offshore drilling units from third parties. The Company will have opportunities, pursuant to the omnibus agreement, to acquire additional interests in OPCO and certain of Seadrill’s other drilling units with drilling contracts of five or more years.

•
Pursue Long-term Contracts and Maintain Stable Cash Flow. The Company and OPCO seek to maintain stable cash flows by continuing to pursue long-term contracts. The Company's focus on long-term contracts improves the stability and predictability of the Company's operating cash flows, which the Company believes will enable the Company to access equity and debt capital markets on attractive terms and, therefore, facilitate the Company's growth strategy.

•
Provide Excellent Customer Service and Continue to Prioritize Safety as a Key Element Of The Company's Operations. The Company believes that Seadrill has developed a reputation as a preferred offshore drilling contractor and that the Company can capitalize on this reputation by continuing to provide excellent customer service. The Company seeks to deliver exceptional performance to the Company's customers by consistently meeting or exceeding their expectations for operational performance, including by maintaining high safety standards and minimizing downtime.

•	Maintain a Modern and Reliable Fleet. OPCO has one of the youngest and most technologically advanced fleets in the industry, and plans to maintain a modern and reliable fleet.
The Company can provide no assurance, however, that the Company will be able to implement the Company's business strategies described above. For further discussion of the risks that the Company faces, please read “Item 3—Key Information—Risk Factors”.

Offshore Drilling Industry
The offshore drilling industry provides drilling, workover and well construction services to oil and gas exploration and production, or E&P, companies using jack-up rigs, tender rigs, semi-submersible rigs, drillships and other types of drilling units. Although terminology can differ across the industry, the depths at which offshore drilling units operate can be generally divided into four categories: ultra-deepwater, deepwater, midwater and shallow water. The Company generally consider ultra-deepwater to be depths of between 7,500 feet and 12,000 feet. The Company considers deepwater to cover depths between 4,500 and 7,500 feet, midwater to cover depths between 500 and 4,500 feet and shallow water to cover depths less than 500 feet.

E&P companies generally contract with drilling companies through agreements that set forth the contractual rate to be received each day, which is referred to as the dayrate. These rates generally cover chartering and operational services associated with the drilling unit and vary based on the type of rig contracted, the geographic location of the well, the duration of the work, the amount and type of service provided, market conditions and other variables. Contracts are entered into through various procedures including private and public tenders, market inquiries and requests for proposals. A dayrate drilling contract generally covers either the drilling of a single well or group of wells or has a stated term. Contracts may also grant the customer renewal options at either a fixed dayrate or at a rate to be determined based on market conditions at the time of exercise of the renewal option.
The dayrates that E&P companies are willing to pay also depend on the supply of and demand for offshore rigs as well as the outlook for investment in the exploration and development of oil and gas reservoirs, which in turn is affected by forecasts of oil and gas prices, the availability of acreage for exploration and the cash flow of E&P companies. These related matters are, in turn, affected by various political and economic factors, such as global production levels, government policies, political stability in oil producing countries, particularly in OPEC nations, and prices of alternative energy sources, among others.
Types of Offshore Drilling Units
Offshore drilling units are generally divided into four main categories of rigs:
Jack-Up Rig Jack-up rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the ocean floor. A jack-up rig is either towed to the drill site with its hull riding in the sea as a vessel, or transported on the back of a heavy lift vessel, with its legs raised. At the drill site, the legs are lowered until they penetrate the sea bed and the hull is elevated until it is above the surface of the water. After completion of the drilling operations, the hull is lowered, the legs are raised and the rig can be relocated to another drill site. Jack-ups generally operate with crews of 40 to 60 people.
Tender Rig Self-erecting tender rigs conduct production drilling from fixed or floating platforms. During drilling operations, the tender rig is moored next to the platform. The modularized drilling package, stored on the deck during transit, is lifted prior to commencement of operations onto the platform by the rig's integral crane. To support the operations, the tender rig contains living quarters, helicopter deck, storage for drilling supplies, power machinery for running the drilling equipment and well completion equipment. There are two types of self-erecting tender rigs, barge type and semi-submersible (semi-tender) type. Tender barges and semi-tenders are equipped with similar equipment but the semi-tender's semi-submersible hull structure allows the unit to operate in rougher weather conditions. Self-erecting tender rigs allow for drilling operations to be performed from platforms without the need for permanently installed drilling packages. Self-erecting tender rigs generally operate with crews of 60 to 85 people.
Semi-Submersible Rig Semi-submersible drilling rigs (which include cylindrical designed units) consist of an upper working and living quarters deck connected to a lower hull, such as columns and pontoons. Such rigs operate in a "semi-submerged" floating position, in which the lower hull is below the waterline and the upper deck protrudes above the surface. The rig is situated over a wellhead location and remains stable for drilling in the semi-submerged floating position, due in part to its wave transparency characteristics at the water line.
There are two types of semi-submersible rigs, moored and dynamically positioned. Moored semi-submersible rigs are positioned over the wellhead location with anchors, while the dynamically positioned semi-submersible rigs are positioned over the wellhead location by a computer-controlled thruster system. Depending on country of operation, semi-submersible rigs generally operate with crews of 65 to 100 people.
Drillship Drillships are self-propelled ships equipped for drilling in deep waters, and are positioned over the well through a computer-controlled thruster system similar to that used on semi-submersible rigs. Drillships are suitable for drilling in remote locations because of their mobility and large load-carrying capacity. Depending on country of operation, drillships operate with crews of 65 to 100 people.
Market Overview
The Company provides operations in oil and gas exploration and development in regions throughout the world and the Company's customers include major oil and gas companies and an independent oil and gas company. The Company's customers have experienced higher oil prices and significantly increased revenues over the last decade. The increase has been related to higher demand for oil and limited increase in available oil production to offset the growth in demand. Over the same period, the depletion rate for existing oil production has risen and replacement rates for oil reserves have fallen for most oil producers, highlighting the shortfall in exploration and production spending to meet future demand. In response to this development, oil producers, particularly super-majors, majors and national oil companies, have devoted more of their activities to identifying replacements for existing production in new geographical areas at increasing water depths. This has translated into an increased focus on frontier deepwater, not only in existing offshore regions such as Brazil, the U.S. Gulf of Mexico, Europe and West Africa but also expanding to India, Southeast Asia, China, East Africa, the Mexican Gulf of Mexico, Australasia and the Mediterranean. Significant exploration success in these areas has translated into higher demand for rigs.

Global Offshore Drilling Rig Fleet
The global fleet of offshore drilling units consists of drillships, semi-submersible rigs, jack-up rigs and tender rigs. The existing world wide fleet as at March 18, 2014 totals 875 units including 101 drillships, 218 semi-submersible rigs, 516 jack-up rigs and 40 tender rigs. In addition, there are 73 drillships, 140 jack-up rigs, 27 semi-submersible rigs and 12 tender rigs under construction. The water depth capacities for the various drilling rig types depend on rig specifications, capabilities and equipment outfitting. Jack-up rigs normally work in water depths up to 450ft while semi-submersible rigs and drillships can work in water depths up to 12,000ft and tender rigs work in water depths up to 6,000ft for tender barges and up to 6,500ft for semi-tenders. All offshore rigs are capable of working in benign environments but there are certain additional requirements for rigs to operate in harsh environments due to extreme marine and climatic conditions. The number of units outfitted for such operations are limited and the present number of rigs operating in harsh environment totals 41 units.
Semi-Submersibles and Drillships
The world fleet of semi-submersible rigs and drillships currently totals 319 units. In addition, there are 100 units under construction, 27 semi-submersible rigs and 73 drillships. Of the total fleet, 152 units were built before 1998. These units are mainly moored units and have an average age of 33 years. For the existing 167 rigs built after 1998, the majority have been outfitted with thrusters allowing for dynamic positioning. 28 of the 167 units are capable of operations in water depths up to 7,500ft and 139 of the 167 units are capable of operations in ultra-deep waters (waters deeper than 7,500ft).The demand for dynamically positioned drillships and semi-submersible rigs has seen strong growth since 2005. The reason for this increase in demand has been related to growth in deepwater activities by oil companies. In addition to increased demand, the oil companies have also required higher operational capacities and technical specification of the units. In order to meet demand, a significant number of new rigs have been built since 2005 increasing the number of dynamically positioned drillships and semi-submersible rigs with ultra-deepwater capabilities from 28 to 139. In order to justify the significant investments, daily rates increased from approximately $290,000 in May 2005, when the first new units were ordered, to more than approximately $600,000 at the height of the market in September 2008. The financial downturn in the latter part of 2008 and subsequent drop in oil prices effectively halted the order flow for new deepwater vessels. In response to this oil price development, oil companies held back new spending and investments in deeper water, resulting in daily rates decreasing to the low $400,000s in 2010. Since then, higher oil prices and an improved economic outlook has spurred a higher activity level from oil companies that has increased the demand for ultra-deepwater units resulting in renewed interest for construction of further new ultra-deepwater units, as well as, pushing daily rates up. At present, the industry is encountering a slowing rate of offshore spending growth resulting in a lack of fixtures for deep and ultra-deepwater units, thus creating a degree of uncertainty around leading edge dayrates.
The Company believes that the long-term prospects for deepwater and ultra-deepwater drilling are positive given the expected growth in oil consumption from developing nations, limited or negative growth in oil reserves, and high depletion rate of mature oil fields. The Company believes that these factors will continue to provide incentives for the exploration and development of deepwater fields, particularly in view of recent geologic successes in Brazil, Gulf of Mexico, East and West Africa, as well as, other regions, along with improving access to new promising offshore areas and new, more efficient technologies.
Tender Rigs
As at March 18, 2014 there are 40 self-erecting tender rigs globally. In addition there are 12 units under construction. Out of the 40 delivered rigs, 28 are barges and 12 are semi-submersibles (semi-tenders). There are eight barges and four semi-tenders under construction. The main markets for tender rigs are West Africa and Southeast Asia, employing 20% and 60% of tender rigs respectively. The overall utilization rate for the world tender rig fleet is 87%, 86% for the barges and 92% for the semi-tenders. The daily rate for tender rigs depends on country, region, water depth, capabilities, technical specification, contract length and overall contract terms. In general, daily rates are up to approximately $155,000 for modern tender barges and up to $215,000 for modern semi-tenders.
The above overview of the various offshore drilling sectors is based on previous market developments and current market conditions. Future markets conditions and developments cannot be predicted and may well differ from the Company's current expectations.

Fleet and Customers
The following table provides additional information about OPCO’s fleet as of March 31, 2014:

							Current Contract
Rig Name	Seadrill Partners Ownership Interest	Year Built	Water Depth (feet)	Drilling Depth (feet)	Location	Customer	Start	Expire	Dayrate (US$)
Semi-submersible:
West Aquarius	30%	2009	10,000	35,000	Canada	ExxonMobil	January 2013	October 2015	$540,000
					Canada	Hibernia Management and Development Company Ltd(1)	October 2015	April 2017	$615,000
West Capricorn(2)	51%	2011	10,000	35,000	USA (Gulf of Mexico)	BP	July 2012	September 2017	$495,650
					Options (3)	BP	September 2017	August 2019	$495,650
West Leo (4)	30%	2012	10,000	35,000	Ghana/Côte d’Ivoire/Guinea	Tullow	June 2013	June 2018	$605,000
West Sirius	51%	2008	10,000	35,000	USA (Gulf of Mexico)	BP (5)	July 2008	June 2014	$490,173
					USA (Gulf of Mexico)	BP	July 2014	July 2019	$535,000

Drillship:
West Capella	17%	2008	10,000	35,000	Nigeria	Total (6)	April 2009	April 2014	$562,120
					Nigeria	Total (7)	April 2014	April 2017	$627,500
West Auriga (8)	51%	2013	12,000	35,000	USA (Gulf of Mexico)	BP	October 2013	October 2020	$565,000

Tender Rig:
West Vencedor(9)	30%	2010	6,500	30,000	Angola	Chevron	March 2010	March 2015	$213,931
T-15	100%	2013	6,500	30,000	Thailand	Chevron	July 2013	July 2018	$122,723
T-16	100%	2013	6,500	30,000	Thailand	Chevron	August 2013	August 2018	$121,268

(1)
On November 27, 2013, the Company signed an 18-month extension on the drilling contract with Hibernia Management and Development Company following a settlement agreement reached for 37 days of non-payment during the mobilization period.

(2)
Excludes approximately $55,167 per day payable by the customer over the initial term of the contract related to mobilization, blow out preventor modification, variation orders and other special and standby rates.

(3)	BP has an option to extend the expiration date of the contract for up to two years from September 2017.

(4)
The base dayrate is $590,000 for operations in Ghana and will be adjusted for operations in Cote d'Ivoire and contemplated operations in Guinea. The dayrate shown above for Ghana includes a performance bonus based on achievement of 95% utilization.

(5)	The contract was assigned to BP from Devon Energy Limited Partnership effective June 2010.

(6)	The contract was novated to ExxonMobil in February 2014 on identical terms.

(7)	In 2013 Total exercised the right to shorten the term of the contract to three years from five years in exchange for an increased dayrate of $627,500 from $580,000.

(8)	Excludes approximately $37,500 per day payable by the customer over the term of the contract relating to mobilization, variation orders and other special and standby rates.

(9)	This drilling contract is denominated in U.S. Dollars, but approximately 27% of the dayrate is received in Euros. This table assumes an exchange rate of one Euro to 1.3 U.S. Dollars.

Contract Backlog
OPCO’s drilling units are contracted to customers for an average remaining term of 3.9 years as of March 31, 2014. Backlog is calculated as the full operating dayrate multiplied by the number of days remaining on the contract, assuming full utilization. Backlog excludes revenues for mobilization and demobilization, contract preparation, and customer reimbursables. The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the backlog amounts and periods shown in the table below due to various factors, including shipyard and maintenance projects, downtime and other factors. Downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable dayrates than the full contractual operating dayrate.
In addition, OPCO’s contracts provide for termination at the election of the customer with an “early termination payment” to be paid to OPCO if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling unit, OPCO’s bankruptcy, sustained unacceptable performance by OPCO or delivery of a rig beyond certain grace and/or liquidated damages periods, no early termination payment would be paid. Accordingly, if one of these events were to occur, the actual amount of revenues earned may be substantially lower than the backlog reported.
OPCO’s contract backlog as of March 31, 2014 totals $5.7 billion and is as follows:

Rig	Contracted Location	Customer	Contract Backlog(1) (US $ millions)	Contractual Dayrate (US $)	Actual/Expected Contract Commencement	Contract Termination Date
West Aquarius	Canada	ExxonMobil	301	540,000	Jan 2014	Oct 2015
	Canada	Hibernia Management and Development Company Ltd	337	615,000	Oct 2015	Apr 2017
West Capricorn (2)	USA	BP	619	495,650	Jan 2014	Sep 2017
West Leo	Ghana	Tullow	921	605,000	Jan 2014	Jun 2018
West Sirius	USA	BP	54	490,173	Jan 2014	Jul 2014
	USA	BP	977	535,000	Jul 2014	Jul 2019
West Capella	Nigeria	Total	2	562,120	Jan 2014	Apr 2014
	Nigeria	Total	688	627,500	Apr 2014	Apr 2017
West Auriga	USA	BP	1,347	565,000	Oct 2013	Oct 2020
West Vencedor	Angola	Chevron	74	213,931	Jan 2014	Mar 2015
T-15	Thailand	Chevron	192	122,723	Jan 2014	Jul 2018
T-16	Thailand	Chevron	192	121,268	Jan 2014	Aug 2018

(1)	Expressed in millions. Based on signed drilling contracts.

(2)	BP has an option to extend the expiration date of the contract for up to two years from September 2017 to September 2019.

Drilling Contracts
OPCO provides drilling services on a “dayrate” contract basis. OPCO does not provide “turnkey” or other risk-based drilling services to the customer. Under dayrate contracts, the drilling contractor provides a drilling unit and rig crews and charges the customer a fixed amount per day regardless of the number of days needed to drill the well. The customer bears substantially all of the ancillary costs of constructing the well and supporting drilling operations, as well as the economic risk relative to the success of the well. In addition, dayrate contracts usually provide for a lump sum amount or dayrate for mobilizing the rig to the initial operating location, which is usually lower than the contractual dayrate for uptime services, and a reduced dayrate when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other conditions beyond the contractor’s control. A dayrate drilling contract generally covers either the drilling of a single well or a number of wells or has a stated term regardless of the number of wells. These contracts may generally be terminated by the customer in the event the drilling unit is destroyed or lost or if drilling operations are suspended for an extended period of time as a result of a breakdown of equipment, “force majeure” events beyond the control of either party or upon the occurrence of other specified conditions. In some instances, the dayrate contract term may be extended by the customer exercising options for the drilling of additional wells or for an additional length of time at fixed or mutually agreed terms, including dayrates.
OPCO’s drilling contracts are the result of negotiations with its customers. OPCO’s existing drilling contracts generally contain, among other things, the following commercial terms: (i) contract duration extending over a specific period of time; (ii) term extension options in favor of its customer, generally upon advance notice to OPCO, at mutually agreed, indexed or fixed rates; (iii) provisions permitting early termination of the contract if the drilling unit is lost or destroyed, if operations are suspended for an extended period of time due to breakdown of major rig equipment or “force majeure” events beyond OPCO’s control and the control of the customer; (iv) provisions allowing early termination of the contract by the customer without cause with a specified early termination fee in the form of a reduced rate for a specified period of time; (v) payment of compensation to OPCO (generally in U.S. Dollars although some contracts require a portion of the compensation to be paid in local currency) on a dayrate basis (lower rates or no compensation generally apply during periods of equipment breakdown and repair or in the event operations are suspended or interrupted by other specified conditions, some of which may be beyond OPCO’s control); (vi) payment by OPCO of the operating expenses of the drilling unit, including crew labor and incidental rig supply costs; (vii) provisions entitling OPCO to adjustments of dayrates (or revenue escalation payments) in accordance with published indices or otherwise; (viii) provisions requiring OPCO or Seadrill to provide a performance guarantee; (ix) indemnity provisions between OPCO and its customers in respect of third-party claims and risk allocations between OPCO and its customers relating to damages, claims or losses to OPCO, its customers, or third parties; and (x) provisions permitting the assignment to a third party with OPCO’s prior consent, such consent not to be unreasonably withheld. OPCO’s indemnification may not cover all damages, claims or losses to OPCO or third parties, and the indemnifying party may not have sufficient resources to cover its indemnification obligations.
See also Item 3 “Key Information—Risk Factors—Risks Inherent in The Company's Business—OPCO’s customers may be unable or unwilling to indemnify OPCO.” In addition, OPCO’s drilling contracts typically provide for situations where the drilling unit would operate at reduced operating dayrates. See Item 5 “Operating and Financial Review and Prospects—Important Financial and Operational Terms and Concepts—Economic Utilization.”
Joint Venture, Agency and Sponsorship Relationships
In some areas of the world, local customs and practice or governmental requirements necessitate the formation of joint ventures with local participation. Local laws or customs in some areas of the world also effectively mandate establishment of a relationship with a local agent or sponsor. When appropriate in these areas, the Company will enter into agency or sponsorship agreements. For more information regarding the regulations in the countries in which the Company currently are contracted to operate, please see “—Environmental and Other Regulations in the Offshore Drilling Industry.”
Nigerian investors have invested in a subsidiary of Seadrill Operating LP. The entity is fully controlled and approximately 56% owned by Seadrill Operating LP, resulting in the Nigerian joint venture partner owning an effective 1% interest in the West Capella. Seadrill owns the remaining ownership interest in the joint venture. The joint venture agreement provides the joint venture partner with the right to purchase up to an approximate effective 25% interest in the West Capella at a fair market value price over the course of five years, subject to additional mutually agreed upon terms. Any such purchase is expected to be from Seadrill’s ownership interest and not from Seadrill Operating LP.
Seasonality
In general, seasonal factors do not have a significant direct effect on OPCO’s business. OPCO has operations in certain parts of the world where weather conditions during parts of the year could adversely impact the operation of its rigs, but generally such operational interruptions do not have a significant impact on OPCO’s revenues. Please read “—Drilling Contracts.” Such adverse weather could include the hurricane season for OPCO’s operations in the U.S. Gulf of Mexico.
Customers
Offshore exploration and production is a capital intensive, high-risk industry. Operating and pursuing opportunities in deepwater basins significantly increases the amount of capital required to effectively conduct such operations. As a result, a significant number of operators in this segment of the offshore exploration and production industry are either national oil companies, major oil and gas companies or well-capitalized large independent oil and gas companies. OPCO’s current customers are BP, Total, Chevron, ExxonMobil and Tullow. For the year ended December 31, 2013 ExxonMobil(*) accounted for 14.5%, Total accounted for 19.6%, Chevron accounted for 12.1%, BP accounted for 35%, and Tullow accounted for 18.8% of OPCO’s total revenues, respectively. The Company expects that OPCO’s future customers will be well capitalized companies, including state-owned national oil and gas companies, major integrated oil and gas companies and large independent exploration and production companies. (* During 2013 the ExxonMobil drilling contract was assigned to Hibernia Management and Development Co. Ltd and Statoil Canada Ltd.).
Competition
The offshore drilling industry is highly competitive, with market participants ranging from large multinational companies to smaller companies with fewer than five drilling units.
The demand for offshore drilling services is driven by oil and gas companies’ exploration and development drilling programs. These drilling programs are affected by oil and gas companies’ expectations regarding oil and gas prices, anticipated production levels, worldwide demand for oil and gas products and many other factors. The availability of quality drilling prospects, exploration success, availability of qualified rigs and operating personnel, relative production costs, availability and lead time requirements for drilling and production equipment, the stage of reservoir development and political and regulatory environments also affect customers’ drilling programs. Oil and gas prices are volatile, which has historically led to significant fluctuations in expenditures by customers for drilling services. Variations in market conditions impact OPCO in different ways, depending primarily on the length of drilling contracts in different markets. Short-term changes in these markets may have a minimal short-term impact on revenues and cash flows, unless the timing of contract renewals coincides with short-term movements in the market.
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
Competition for offshore drilling units, particularly submersible semi-tenders and drillships, is generally on a global basis, as rigs are highly mobile. However, the cost associated with mobilizing rigs between regions is sometimes substantial, as entering a new region could necessitate modifications of the drilling unit and its equipment to specific regional requirements.
The Company believes that the market for drilling contracts will continue to be highly competitive for the foreseeable future. The Company believes that OPCO’s fleet of recently constructed technologically advanced drilling units provides it with a competitive advantage over competitors with older fleets, as OPCO’s drilling units are generally better suited to meet the requirements of customers for drilling in deepwater. However, certain competitors may have greater financial resources than the Company does, which may enable them to better withstand periods of low utilization, and compete more effectively on the basis of price.
Principal Suppliers
OPCO sources the equipment used on its drilling units from well-established suppliers, including: Cameron International Corp. and National Oilwell Varco, Inc., or NOV, each of which supply blowout preventers, and, with respect to NOV, top drives (the device used to turn the drillstring, which is a combination of devices that turn the drill bit), drawworks (the hoisting mechanism on a drilling unit) and other significant drilling equipment; Kongsberg Gruppen, which supplies dynamic positioning systems; Aker-MH AS, which supplies drilling software as well as top drives and drawworks; Rolls Royce, which supplies thrusters; and Caterpillar Inc., which supplies cranes.
In addition, each of OPCO’s customers are responsible for providing the fuel to be used by the drilling unit that it contracts from OPCO, at such customer’s cost.
Risk of Loss and Insurance
OPCO’s operations are subject to hazards inherent in the drilling of oil and gas wells, including blowouts and well fires, which could cause personal injury, suspend drilling operations, destroy the equipment involved or cause serious environmental damage. Offshore drilling contractors such as OPCO are also subject to hazards particular to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. OPCO’s marine insurance package policy provides insurance coverage for physical damage to OPCO’s drilling units, loss of hire for some of its rigs and third-party liability.
OPCO’s insurance claims are subject to a deductible, or non-recoverable, amount. OPCO currently maintains a deductible per occurrence of up to $5 million related to physical damage to its rigs. However, a total loss of, or a constructive total loss of, a drilling unit is recoverable without being subject to a deductible. For general and marine third-party liabilities, OPCO generally maintains a deductible of up to $500,000 per occurrence on personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units. Furthermore, OPCO purchases insurance for certain of its drilling units to cover loss due to the drilling unit being wholly or partially deprived of income as a consequence of damage to the unit. The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies are limited to 290 days. If the repair period for any physical damage exceeds the number of days permitted under OPCO’s loss of hire policy, it will be responsible for the costs in such period. The Company does not have loss of hire insurance on the Company's tender rigs with the exception of the semi-tender rig the West Vencedor.
The Company has elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire. The policy is effective from April 1, 2014 to March 31, 2015.

Environmental and Other Regulations in the Offshore Drilling Industry
The Company's operations are subject to numerous laws and regulations in the form of international treaties and maritime regimes, flag state requirements, national environmental laws and regulations, navigation and operating permits requirements, local content requirements, and other national, state and local laws and regulations in force in the jurisdictions in which the Company's drilling units operate or are registered, which can significantly affect the ownership and operation of the Company's drilling units. See Item 3. Key Information - D. “Risk Factors - Governmental laws and regulations, including environmental laws and regulations, may add to the Company's costs or limit the Company's drilling activity.”
Flag State Requirements
All of the Company's drilling units are subject to regulatory requirements of the flag state where the drilling unit is registered. These include engineering, safety and other requirements related to the drilling industry and to maritime vessels in general. In addition, each of its drilling units must be “classed” by a classification society. The classification society certifies that the drilling rig is “in-class,” signifying that such drilling rig has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the flag state and the international conventions of which that country is a member. Maintenance of class certification requires expenditure of substantial sums, and can require taking a drilling unit out of service from time to time for repairs or modifications to meet class requirements. The Company's drilling units must generally undergo a class survey once every five years.
International Maritime Regimes
These requirements include, but are not limited to, MARPOL, the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (ratified in 2008), or the Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, and the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the “BWM Convention. These various conventions regulate air emissions and other discharges to the environment from the Company's drilling units worldwide, and the Company may incur costs to comply with these regimes and continue to comply to these regimes as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases. See Item 3.D “Risk Factors - The Company is subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.”
Environmental Laws and Regulations
These laws and regulations include the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA”), the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the “MTSA, European Union regulations, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering the Company liable for environmental and natural resource damages without regard to negligence or fault on the Company's part. Implementation of new environmental laws or regulations that may apply to ultra deepwater drilling units may subject the Company to increased costs or limit the operational capabilities of the Company's drilling units and could materially and adversely affect the Company's operations and financial condition. See Item 3.D “Risk Factors - The Company is subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.”
Safety Requirements
The Company's operations are subject to special safety regulations relating to drilling and to the oil and gas industry in many of the countries where the Company operates. The United States undertook substantial revision of the safety regulations applicable to the Company's industry following the Deepwater Horizon Incident, in which the Company was not involved, that led to the Macondo well blow out situation, in 2010. Other countries are also undertaking a review of their safety regulations related to the Company's industry. These safety regulations may impact the Company's operations and financial results. For instance, the revisions to the regulations in the United States have resulted in new requirements, such as specific requirements for maintenance and certification of BOP’s, which may cause the Company to incur cost and may result in additional downtime for the Company's drilling units in the US Gulf of Mexico. See Item 3.d “Risk Factors -- The aftermath of the moratorium on offshore drilling in the U.S. Gulf of Mexico, and new regulations adopted as a result of the investigation into the Macondo well blowout, could negatively impact us.”
Navigation and Operating Permit Requirements
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
Local Content Requirements
Governments in some countries have become increasingly active in local content requirements on the ownership of drilling companies, local content requirements for equipment utilized in the Company's operations, and other aspects of the oil and gas industries in their countries. These regulations include requirements for participation of local investors in the Company's local operating subsidiaries in countries such as Angola and Nigeria. Although these requirements have not had material impact on its operations in the past, they could have a material impact on the Company's earnings, operations and financial condition in the future.
Other Laws and Regulations
In addition to the requirements described above, the Company's international operations in the offshore drilling segment are subject to various other international conventions and laws and regulations in countries in which the Company operates, including laws and regulations relating to the importation of and operation of drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, Important laws and regulations in countries other than the United States where the Company currently operates are described below.
Canada
The main legislation for oil and gas operations is the Canada Oil and Gas Operations Act, or COGOA. This Act regulates exploration for resources and operations of offshore activities. COGOA describes the responsibility of the operator to ensure worker safety and protection of the environment and outlines requirements to obtain a well approval.
The Company's operations are also subject to the requirements for oil spill planning and preparedness under the Canadian Environmental Protection Act, the Canadian Environmental Assessment Act, the Emergencies Act and the Emergency Preparedness Act.
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
Nigeria
The Petroleum Act is the key Nigerian legislation that governs the oil and gas industry in Nigeria. The Company is also subject to Petroleum (Drilling and Production) Amendment Regulations 1988, Environmental Guidelines and Standards for the Petroleum Industry of Nigeria, and the Environmental Impact Assessment Act. There is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material.
Thailand
The Company is subject to contractor licensing requirements in Thailand administered by the Bureau of Foreign Business Registration.  These licensing requirements regulate the activities that the Company’s affiliates may undertake in Thailand.
Angola
The Petroleum Activities Law, as implemented by the Petroleum Operations Regulations approved in 2009, is the key Angolan legislation that covers the oil and gas industry. The Company is also subject to the Environmental Framework Law, the Regulations on Liability for Environmental Damages, Decree 39/00 (setting forth specific rules on environmental protection in the performance of petroleum operations), and Executive Decree 12/05 (setting out procedures for reporting of the occurrence of oil spills). There is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material.
Ghana
The Company is required to obtain a permit to operate in Ghana from the Petroleum Commission. Further, the Company is subject to the Local Content and Local Participation regulations.
Ivory Coast

The principal legal and regulatory regime applicable to the Company's operations in Ivory Coast is the petroleum code and implementing legislation.
Legal Proceedings
From time to time OPCO has been, and the Company expects that in the future the Company and OPCO will be, subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company or OPCO. Please also see Note 16, “Commitments and Contingencies—Legal Proceedings” to the audited Consolidated and Combined Carve-Out Financial Statements included elsewhere in this annual report.

Taxation of the Company
The Company is organized as a limited liability company under the laws of the Republic of the Marshall Islands and the Company is resident in the United Kingdom for taxation purposes by virtue of being centrally managed and controlled in the United Kingdom. Certain of the Company's controlled affiliates are subject to taxation in the jurisdictions in which they are organized, conduct business or own assets. The Company intends that the Company's business and the business of the Company's controlled affiliates will be conducted and operated in a tax efficient manner. However, the Company cannot assure this result as tax laws in these or other jurisdictions may change or the Company may enter into new business transactions, which could affect the Company's tax liabilities.
Marshall Islands
Because the Company and the Company's controlled affiliates do not conduct business or operations in the Republic of the Marshall Islands, neither the Company nor the Company's controlled affiliates will be subject to income, capital gains, profits or other taxation under current Marshall Islands law, and the Company does not expect this to change in the future. As a result, distributions OPCO receives from the Company's controlled affiliates, and distributions the Company receives from OPCO, are not expected to be subject to Marshall Islands taxation.
United Kingdom
The Company is a resident of the United Kingdom for taxation purposes. Nonetheless, the Company expects that the distributions the Company receives from OPCO, generally will be exempt from taxation in the United Kingdom under applicable exemptions for distributions from subsidiaries. As a result, the Company does not expect to be subject to a material amount of taxation in the United Kingdom as a consequence of the Company's United Kingdom residency for taxation purposes.
United States
The Company has elected to be treated as a corporation for U.S. federal income tax purposes. As a result, the Company is subject to U.S. federal income tax to the extent the Company earns income from U.S. sources or income that is treated as effectively connected with the conduct of a trade or business in the United States. The Company does not expect to earn a material amount of such taxable net income; however, the Company has controlled affiliates that conduct drilling operations in the U.S. Gulf of Mexico that are subject to taxation by the United States on their net income and may be required to withhold U.S. federal tax from distributions made to their owner.
Other Jurisdictions and Additional Information
OPCO directly and indirectly owns or controls various additional subsidiaries that are subject to taxation in other jurisdictions. For additional information regarding the taxation of OPCO’s subsidiaries, please read Note 5 of the Company's Consolidated and Combined Carve-Out Financial Statements included elsewhere in this annual report.

C.     Organizational Structure
A simplified organizational structure as at March 31, 2014 is shown below.
A full list of the Company's significant operating and rig-owning subsidiaries is included in Exhibit 8.1.

D.     Property, Plant and Equipment
OPCO owns a modern fleet of drilling units. The units that OPCO owned as of March 31, 2014 are set out in a table in Item 4.B.

Item 4A.     Unresolved Staff Comments
Not applicable.

Item 5.         Operating and Financial Review and Prospects

The following should be read in conjunction with Item 3A “Key Information—Selected Financial Data,” Item 4 “Information on the Company” and the Company's Consolidated and Combined Carve-Out Financial Statements and Notes thereto included elsewhere in this annual report. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The Company's Consolidated and Combined Carve-Out Financial Statements have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars.
The following discussion assumes that the Company's business was operated as a separate entity prior to the Company's IPO on October 24, 2012. References in this annual report to OPCO’s “initial fleet” refer to the West Aquarius, the West Capricorn, the West Capella and the West Vencedor, interests in each of which were contributed to OPCO at or prior to the Company's IPO. The historical financial statements for periods prior to the completion of the Company's IPO on October 24, 2012, which are discussed below, have been carved out of the consolidated financial statements of Seadrill, which operated the vessels in OPCO’s initial fleet for periods prior to the Company's IPO and represent 100% of the combined results of operations of all of the drilling units in OPCO’s fleet.
During the year ended December 31, 2013, the Company acquired from Seadrill (i) two tender rigs, the T-15 and the T-16, which the Company holds through a 100% limited liability company interest in Seadrill Partners Operating LLC, (ii) a 51% indirect interest in the semi-submersible drilling rig, the West Sirius, which the Company holds through Seadrill Capricorn Holdings LLC, and (iii) a 30% indirect interest in the semi-submersible drilling rig, the West Leo, which the Company holds through Seadrill Operating LP. These transactions were deemed to be a reorganization of entities under common control. As a result, the Company's financial statements have been retroactively adjusted to include the results of these rigs. The periods retroactively adjusted include all periods that the Company and the rig owning entities that own and operate these rigs were under the common control of Seadrill. The consolidated and combined statements of operations, balance sheets and cash flows of Seadrill Partners for the years ended December 31, 2013, 2012 and 2011 are therefore presented as if the Company had acquired the rigs when they began operations under the ownership of Seadrill.
On March 21, 2014, the Company acquired from Seadrill a 51% indirect interest in the drillship, the West Auriga, which the Company owns through Seadrill Capricorn Holdings LLC. This was not deemed to be a transaction under common control and as such the financial statements will not be retroactively adjusted to include the results of the West Auriga.
The Company's financial position, results of operations and cash flows reflected in the Company's Consolidated and Combined Carve-Out Financial Statements include all expenses allocable to the Company's business, but may not be indicative of those that would have been achieved had the Company operated as a separate public entity for all periods presented or of future results.
Overview
The Company is a growth-oriented limited liability company recently formed by Seadrill to own, operate and acquire offshore drilling units. The Company's drilling units are under long-term contracts with major oil companies such as Chevron, Total, BP and ExxonMobil with an average remaining term of 3.9 years as of March 31, 2014. The Company intends to grow the Company's position in the offshore drilling market by continuing to provide excellent service to these customers with the Company's modern, technologically advanced fleet. The Company also intend to leverage the relationships, expertise and reputation of Seadrill to re-contract OPCO’s fleet under long-term contracts and to identify opportunities to expand OPCO’s fleet through acquisitions. Seadrill is one of the world’s largest international offshore drilling contractors, and the Company believe Seadrill is, and will continue to be, motivated to facilitate the Company's growth because of its significant ownership interest in us.
On October 24, 2012, the Company completed its IPO and in connection with the Company's IPO, the Company issued 10,062,500 common units to the public (including 1,312,500 common units pursuant the underwriter’s option to purchase additional common unit in full) at a price of $22.00 per common unit and issued to Seadrill 14,752,525 common units and 16,543,350 subordinated units. In addition, the Company issued to Seadrill Member LLC, a wholly owned subsidiary of Seadrill, the Seadrill Member interest, which is a non economic limited liability company interest in the Company, and all of the Company's incentive distribution rights.
In connection with the Company's IPO, the Company acquired (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through the Company's 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. The Company controls Seadrill Operating LP through the Company's ownership of its general partner and Seadrill Capricorn Holdings LLC through the Company's ownership of the majority of the limited liability company interests.
On May 17, 2013, the Company's wholly-owned subsidiary, Seadrill Partners Operating LLC, acquired from Seadrill a 100% ownership interest in the entities that own and operate the tender rig the T-15. On October 18, 2013, Seadrill Partners Operating LLC, acquired from Seadrill a 100% ownership interest in the entity that owns the tender rig the T-16. As consideration for the purchase of the T-16, the Company issued 3,310,622 common units to Seadrill.

On December 13, 2013, Seadrill Operating LP acquired (the “Leo Acquisition”) all of the ownership interests in each of the entities that own, operate and manage the semi-submersible drilling rig, West Leo (the “Leo Business”) and Seadrill Capricorn Holdings LLC acquired (the “Sirius Acquisition”) all of the ownership interests in each of the entities that own and operate the semi-submersible drilling rig, West Sirius (the “Sirius Business”). The Leo Acquisition and the Sirius Acquisition were accomplished through a series of purchases and contributions. The implied purchase prices of the Leo Acquisition and the Sirius Acquisition were $1.250 billion and $1.035 billion, respectively, in each case, including working capital. The Company's portion of the purchase price after debt financing at the OPCO level for the Leo Acquisition was $229.4 million. In addition, the owner of the West Leo, Seadrill Leo Ltd., entered into a $485.5 million intercompany loan agreement with Seadrill, which was repaid in full in February 2014. The Company's portion of the purchase price after debt financing at the OPCO level for the Sirius Acquisition was $298.4 million. The Company funded $70 million of the $298.4 million purchase price by issuing a zero coupon discount note to Seadrill which was repaid in full in March 2014. Seadrill Hungary Kft., the owner of the West Sirius, entered into a $220.1 million intercompany loan agreement with Seadrill which was repaid in full in February 2014. In addition, Seadrill Capricorn Holdings LLC financed $229.9 million of the purchase price of the Sirius Acquisition by issuing a zero coupon discount note to Seadrill which was repaid in full in February 2014. As a result of these transactions, the Company acquired a (i) 30% indirect interest in the Leo Business and (ii) 51% indirect interest in the Sirius Business.
In order to fund the Company's portion of the purchase price for the Sirius Acquisition and Leo Acquisition, on December 9, 2013, the Company sold an aggregate of (i) 12,880,000 common units to the public at a price of $29.50 per unit and (ii) 3,394,916 common units to Seadrill in a concurrent private placement at a price of $29.50 per unit. The aggregate net proceeds from these offerings were approximately $464.8 million.
On February 21, 2014, Seadrill Operating LP, Seadrill Capricorn Holdings LLC and the Company's new subsidiary, Seadrill Partners Finco LLC (the “Borrowers”), entered into Senior Secured Credit Facilities (the “Senior Secured Credit Facilities”). The Senior Secured Credit Facilities consist of (i) a $100.0 million revolving credit facility (the “revolving facility”) available for borrowing from time to time by any Borrower, and (ii) a $1.8 billion term loan (the “term loan”) which was borrowed by Seadrill Operating LP in full on February 21, 2014. The proceeds from the transaction were used to (a) refinance debt secured by the West Aquarius, West Capella, West Leo and West Sirius, (b) repay in part the Company's unsecured loans from Seadrill, (c) add cash to the balance sheet in support of general company purposes and (d) pay all fees and expenses associated therewith.
On March 24, 2014, Seadrill Capricorn Holdings LLC acquired from Seadrill the "Auriga Acquisition" all of the ownership interests in each of Seadrill Auriga Hungary Kft., a Hungarian company which owns the drillship, the West Auriga, and Seadrill Gulf Operations Auriga LLC, a Delaware limited liability company which operates the West Auriga. The Auriga Acquisition was accomplished through a series of purchases and contributions. As a result of these transactions, the Company acquired a 51% indirect interest in the ownership and operations of the West Auriga. The implied purchase price of the Auriga Acquisition was $1.24 billion. The Company's portion of the purchase price for the Auriga Acquisition, after debt financing at the OPCO level, was $355.4 million. In addition, Seadrill Capricorn Holdings LLC financed $100.0 million of the purchase price by issuing a zero coupon limited recourse discount note to Seadrill that matures in September 2015. Upon maturity of such note, Seadrill Capricorn Holdings LLC will repay $103.7 million to Seadrill. Seadrill Auriga Hungary Kft. is a borrower under the $1.45 billion credit facility (the “Auriga Facility”) used to finance the West Auriga, and under which its obligations are secured by the West Auriga. As of the closing date of the Auriga Acquisition, Seadrill Auriga Hungary owed $443.1 million in principal under the Auriga Facility. Seadrill Auriga Hungary’s liability to repay debt under the Auriga Facility that relates to the other rigs owned by Seadrill remains. However, Seadrill indemnified Seadrill Auriga Hungary Kft. against any liability it may incur under the Auriga Facility in respect of such debt. The first tranche of the Auriga Facility matures in February 2018 and currently bears an interest rate of LIBOR plus a margin of 2.78%.
In order to fund the Company's portion of the cash purchase price of the Auriga Acquisition, on March 17, 2014, the Company sold an aggregate of (i) 11,960,000 common units to the public at a price of $30.60 per unit and (ii) 1,633,987 common units to Seadrill at a price of $30.60 per unit. The aggregate net proceeds from those offerings were approximately $401.3 million.
Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC are collectively referred to as “OPCO.” Seadrill owns the remaining 70% limited partner interest in Seadrill Operating LP and the remaining 49% limited liability company interest in Seadrill Capricorn Holdings LLC. Information regarding OPCO’s fleet is set forth under Item 4.B. Business Overview - General.
The Company's interest in OPCO represents its only cash-generating assets. The Company anticipates growing by acquiring additional drilling units and operations directly and through OPCO and by acquiring additional equity interests in OPCO.
The Company manages its business and analyzes and reports its results of operations in a single global segment. OPCO’s fleet is reviewed by the Chief Operating Decision Maker, which is the board of directors, as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.

OPCO’s Drilling Contracts
In general, each of OPCO’s drilling units is contracted to an oil and gas company to provide offshore drilling services at an agreed dayrate and for a fixed time period. Dayrates can vary, depending on the type of drilling unit and its capabilities, operating expenses, taxes and other factors, including contract length, geographical location and prevailing economic conditions.
An important factor in understanding the Company's revenue is the economic utilization of the drilling unit. For a description of how the Company determines economic utilization, see “—Important Financial and Operational Terms and Concepts—Economic Utilization” below.
In addition to contracted daily revenue, customers may pay mobilization and demobilization fees for drilling units before and after their drilling assignments, and may also reimburse costs incurred by OPCO at their request for additional supplies, personnel and other services, not covered by the contractual dayrate.
Factors Affecting the Comparability of Future Results
You should consider the following facts when evaluating the Company's historical results of operations and assessing its future prospects:

•
The Company does not own all of the interests in OPCO. As a result, the Company's cash flow does not include distributions on Seadrill’s interest in OPCO. The Company owns (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through its 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. The Company controls Seadrill Operating LP through its ownership of Seadrill Operating LP's general partner and Seadrill Capricorn Holdings LLC through its ownership of the majority of its limited liability company interests. Seadrill owns the remaining 70% limited partner interest in Seadrill Operating LP and the remaining 49% limited liability company interest in Seadrill Capricorn Holdings LLC. The operating agreements of OPCO require it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution to the Company by OPCO and by the Company to its unitholders, the Company's board of directors must approve the amount of cash reserves to be set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. Distributions by OPCO to Seadrill in respect of its ownership interest in OPCO is not included in its cash flow.

•
The size of OPCO’s fleet continues to change. The Company's financial statements reflect changes in the size and composition of OPCO’s fleet due to certain rig deliveries and contract commencement dates. For instance, the West Capricorn was delivered from the shipyard at the end of 2011, and the contract commencement date occurred in July 2012. Furthermore, during 2013 OPCO acquired the T-15, T-16, West Leo and West Sirius, and during 2014 OPCO acquired the West Auriga. The Company expects OPCO’s fleet will continue to change over time. Furthermore, the Company or OPCO may grow in the future through the acquisition of additional drilling units as part of the Company's growth strategy.

•
Accounting for transactions with Seadrill. As of January 2, 2014, the date of the 2013 annual general meeting, Seadrill ceased to consolidate the results of the Company. As a result any future transactions between Seadrill and the Company that occur subsequent to this date will no longer be deemed to be between entities under common control.

•
The Company's historical results of operations reflect allocated administrative costs that may not be indicative of future administrative costs. The administrative costs included in the Company's Consolidated and Combined Carve-Out Financial Statements for all periods prior to its IPO on October 24, 2012, have been determined by allocating Seadrill’s administrative expenses incurred by other entities in the Seadrill corporate group. These shared costs were charged to the respective rig operating companies at cost plus a margin of 5% and were allocated based on rig type, with a greater portion of costs charged to the larger drilling units compared to the smaller drilling units. These allocated costs may not be indicative of the Company's future administrative costs. In connection with the closing of its IPO, the Company entered into management and administrative services agreements pursuant to which Seadrill Management provides significant administrative, financial and other support services and/or personnel to the Company, and the Company reimburses Seadrill Management for costs and expenses incurred in connection with the provision of those services under such agreements.

•
The Company has incurred additional general and administrative expense as a publicly traded company. The Company has incurred additional general and administrative expenses as a publicly traded limited liability company that the Company did not incur for periods prior to its IPO, including costs associated with annual reports to unitholders, tax return preparation, investor relations, registrar and transfer agent fees, audit fees, legal fees, incremental director and officer liability insurance costs and directors’ compensation.

•
The Company may enter into different financing agreements. The financing agreements, including the interest expense relating thereto, currently in place may not be representative of the agreements that will be in place in the future. For example, the Company may amend its existing credit facilities or enter into new financing agreements and such new agreements may not be on the same terms as Seadrill’s financing agreements. In connection with the closing of the

Company's IPO, OPCO entered into a $300 million revolving credit facility with Seadrill as the lender, which the Company refers to as the "sponsor credit facility". Subsequent to the year ended December 31, 2013 the sponsor credit facility has been reduced to $100 million. In addition, in February 2014, the Company entered into the Senior Secured Credit Facilities and refinanced its debt secured by the West Aquarius, West Capella, West Leo and West Sirius. For descriptions of its current financing agreements, please read “—Item 5. Liquidity and Capital Resources—Borrowing Activities.”
Factors Affecting the Company's Results of Operations
The Company believes the principal factors that will affect its future results of operations include:

•	OPCO’s ability to successfully employ its drilling units at economically attractive dayrates as long-term contracts expire or are otherwise terminated;

•	the ability to maintain good relationships with OPCO’s existing customers and to increase the number of customer relationships;

•
the number and availability of the Company's or OPCO’s drilling units, including the Company's or OPCO’s ability to exercise any options to purchase additional drilling units that may arise under the omnibus agreement or otherwise;

•	changes in the Company's ownership of OPCO;

•	fluctuations in the price of oil and gas, which influence the demand for offshore drilling services;

•	the effective and efficient technical management of OPCO’s drilling units;

•	OPCO’s ability to obtain and maintain major oil and gas company approvals and to satisfy their quality, technical, health, safety and compliance standards;

•	economic, regulatory, political and governmental conditions that affect the offshore drilling industry;

•	accidents, natural disasters, adverse weather, equipment failure or other events outside of its control that may result in downtime;

•	mark-to-market changes in interest rate swaps;

•	foreign currency exchange gains and losses;

•	the Company's access to capital required to acquire additional drilling units or equity interests in OPCO and/or to implement its business strategy;

•	increases in crewing and insurance costs and other operating costs;

•	the level of debt and the related interest expense and amortization of principal; and

•	the level of any distribution on the Company's common units.
Please read Item 3 “Key Information—Risk Factors” for a discussion of certain risks inherent in the Company's business.
Important Financial and Operational Terms and Concepts
The Company uses a variety of financial and operational terms and concepts when analyzing its performance. These include the following:
Contracted Revenues and Dayrates. In general, each of OPCO’s drilling units is contracted for a fixed term to an oil and gas company to provide offshore drilling services at an agreed dayrate. A drilling unit will be “stacked” if it has no contract in place. Drilling units may be either warm stacked or cold stacked. When a rig is warm stacked, the rig is idle but operational and typically retains most of its crew and can deploy quickly if an operator requires its services. Cold stacking a rig involves reducing the crew to either zero or just a few key individuals and storing the rig in a harbor, shipyard or designated area offshore.
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
OPCO's contracts may generally be terminated by the customer in the event the drilling unit is destroyed or lost or if drilling operations are suspended for an extended period of time as a result of a breakdown of equipment, “force majeure” or upon the occurrence of other specified conditions.
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
Economic Utilization. Economic utilization is calculated as the total revenue received during the period divided by the full operating dayrate multiplied by the number of days in the period excluding bonuses. In arriving at economic utilization, the Company has taken into account certain contractual elements that generally exist in its drilling contracts. For example, drilling contracts generally provide for a general repair allowance for preventive maintenance or repair of equipment, which could range between 18 to 48 hours per month. Such allowance varies from contract to contract, and OPCO may be compensated at the full operating dayrate or at a reduced operating dayrate for such general repair allowance.
In addition, drilling contracts typically provide for situations where the drilling unit would operate at reduced operating dayrates, such as, among others, a standby rate, where the rig is prevented from commencing operations for reasons such as bad weather, waiting for customer orders, waiting on other contractors; a moving rate, where the drilling unit is in transit between locations; a reduced performance rate in the event of major equipment failure; or a force majeure rate in the event of a force majeure that causes the suspension of operations. In addition, the drilling unit could operate at a zero rate in the event of a shutdown of operations for repairs where the general repair allowance has been exhausted or for any period of force majeure in excess of a specific number of days allowed under a drilling contract. Operating at these reduced rates impacts the economic utilization of the rig. The Company then use this metric to determine if changes in the operations of a rig should be implemented to increase economic utilization.
Vessel and Rig Operating Expenses. Rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where the Company operates the rigs.
Reimbursable Revenues and Expenses. Reimbursable revenues are revenues that constitute reimbursements from OPCO’s customers for reimbursable expenses. Reimbursable expenses are expenses OPCO incurs on behalf, and at the request, of customers, and include provision of supplies, personnel and other services that are not covered under the drilling contract.
Mobilization and Demobilization Expenses. Mobilization costs incurred as part of a contract are capitalized and recognized over the original contract term, excluding any extension option periods. Costs related to first time mobilization are capitalized and depreciated over the lifetime of the rig. The costs of relocating drilling units that are not under contract are expensed as incurred. Demobilization costs are costs related to the transfer of a rig to a safe harbor or different geographic area and are expensed as incurred.
General and Administrative Expenses. General and administrative expenses are composed of general overhead, including personnel costs, legal and professional fees, property costs and other general administration expenses. For the historical periods presented, certain administrative expenses have been carved out from the administrative expenses of Seadrill and allocated or charged to OPCO based on rig type, with a greater portion of costs allocated or charged to the larger drilling units compared to the smaller drilling units.
Depreciation and Amortization. Depreciation and amortization costs are based on the historical cost of OPCO’s drilling units. Drilling units are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of OPCO’s rigs, when new, is thirty years. Costs related to periodic surveys of drilling units are capitalized as part of drilling units and amortized over the anticipated period between surveys, which is generally five years. These costs are primarily shipyard costs and the cost of employees directly involved in the work. Amortization costs for periodic surveys are included in depreciation and amortization expense.
Interest Expense. The Company's interest expense depends on the overall level of debt, and may significantly increase if the Company incurs additional debt, for instance to acquire additional drilling units or additional equity interests in OPCO. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes.
Interest expense may be reduced as a consequence of capitalization of interest expenses relating to drilling units under construction. Interest expense is capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at its current rate of borrowing. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. Amounts beyond the actual interest expense incurred in the period are not capitalized.

The Combined Carve-Out Financial Statements include an allocation of interest expense on Seadrill’s general corporate debt, based upon the fair value of OPCO’s fleet in proportion to the fair value of Seadrill’s fleet for periods prior to the Company's IPO. This allocation has not occurred for periods subsequent to its IPO and actual interest expense is included in the consolidated financial statements.
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
Gain/loss on Interest Rate Swaps. A portion of Seadrill’s mark-to-market adjustments for interest rate swap derivatives were allocated to the Combined Carve-Out Statement of Operations for periods prior to the Company's IPO on the basis of OPCO’s portion of Seadrill’s floating rate debt. Post IPO any mark-to-market adjustments for interest rate swap derivatives are based on specific swaps that the company entered into with Seadrill.
Customers
The following table represents the break-down of contract and reimbursable revenues by customer and geography for the years ended December 31, 2013, 2012 and 2011:

			2013		2012		2011
Customer	Country	Rig Name	($ in millions)%		($ in millions)%		($ in millions)%
Total	Nigeria	West Capella	$207.5	19.7%	$209.8	23.4%	$204.7	30.2%
ExxonMobil (1)	China	West Aquarius	—	—	84.1	9.4%	115.7	17.0%
ExxonMobil (1)	Vietnam	West Aquarius	—	—	39.1	4.4%	60.6	8.9%
ExxonMobil (1)	Malaysia	West Aquarius	—	—	—	—	30.8	4.5%
ExxonMobil (1)	Canada	West Aquarius	153.5	14.5%	87.3	9.8%	—	—
ExxonMobil (1)	Other	West Aquarius	—	—	—	—	2.7	0.4%
BP	USA	West Capricorn	183.5	17.3%	88.2	9.9%	—	—
Chevron	Angola	West Vencedor	87.9	8.3%	86.3	9.7%	82.7	12.2%
BP	USA	West Sirius	186.9	17.7%	171.1	19.2%	181.7	26.8%
Tullow Oil	Ghana	West Leo	198.6	18.8%	126.8	14.2%	—	—
Chevron	Thailand	T-15	24.5	2.3%	—	—	—	—
Chevron	Thailand	T-16	16.1	1.5%	—	—	—	—
Total			$1,058.5	100%	$892.7	100%	$678.9	100%

(1)
For each country where the West Aquarius operates under its International Drilling Contract, a specific local contract and corresponding dayrate is agreed between the local ExxonMobil operating company and the local Seadrill subsidiary. In addition, the International Drilling Contract permits ExxonMobil to assign the contract to third parties in certain circumstances. During 2013 the ExxonMobil drilling contract was assigned to Hibernia Management and Development Co. Ltd and Statoil Canada Ltd.

Inflation
All of OPCO’s drilling units operate under long-term contracts. As of March 31, 2014, the average remaining term was 3.9 years and for OPCO’s drilling units. The majority of these contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from long term contracts, all of OPCO’s long term contracts, except for the West Leo, include escalation provisions. These provisions allow OPCO to adjust the dayrates based on stipulated cost increases, including wages, insurance and maintenance cost. However, because these escalations are normally performed on an annual basis, the timing and amount awarded as a result of such adjustments may differ from actual cost increases, which could adversely affect the stability of OPCO’s and the Company's cash flow and ability to make cash distributions.

Critical Accounting Estimates
The preparation of the Consolidated and Combined Carve-Out Financial Statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. The Company bases these estimates and assumptions on historical experience and on various other information and assumptions that the Company believes to be reasonable. Critical accounting estimates are important to the portrayal of both the Company's financial condition and results of operations and require the Company to make subjective or complex assumptions or estimates about matters that are uncertain. Basis of preparation and significant accounting policies are discussed in Note 1 “General Information”, and Note 2 “Accounting Policies”, of the notes to the Company's Consolidated and Combined Carve-Out Financial Statements appearing elsewhere in this annual report. The Company believes that the following are the critical accounting estimates used in the preparation of the Consolidated and Combined Carve-Out Financial Statements. In addition, there are other items within the Consolidated and Combined Carve-Out Financial Statements that require estimation.
Drilling Units
Rigs, vessels and equipment are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of its semi-submersible drilling rigs, drillships and tender rigs, when new, is 30 years.
Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset’s value for its remaining useful life are capitalized and depreciated over the remaining life of the asset.
The Company determines the carrying value of these assets based on policies that incorporate its estimates, assumptions and judgments relative to the carrying value, remaining useful lives and residual values. The assumptions and judgments the Company uses in determining the estimated useful lives of its drilling units reflect both historical experience and expectations regarding future operations, utilization and performance. The use of different estimates, assumptions and judgments in establishing estimated useful lives could result in materially different net book values of its drilling units and results of operations.
The useful lives of rigs and related equipment are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions and changes in laws or regulations affecting the drilling industry. The Company re-evaluates the remaining useful lives of its drilling units as and when certain events occur which directly impact its assessment of their remaining useful lives and include changes in operating condition, functional capability and market and economic factors.
The carrying values of the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. In general, impairment analyses are based on expected costs, utilization and dayrates for the estimated remaining useful lives of the asset or group of assets being assessed. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable. Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by the Company's assets, and reflect management’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of its assets and could materially affect its results of operations.

Rig Specific Debt
As of December 31, 2013, OPCO’s debts relating to the West Capella, the West Aquarius, the West Vencedor , the West Leo, the West Sirius, T-15, and T-16 drilling units were held by Seadrill in connection with loan facilities which also cover non-OPCO drilling units. Accordingly, OPCO’s share of these loan facilities, interest expense, deferred financing fees and related repayments and drawdowns for all periods presented have been carved-out based on the relative fair value of the OPCO’s drilling units for the periods presented prior to their acquisition from Seadrill, which is based on external fair value assessments as of the date of acquisition by the Company or OPCO. The application of such relative fair values techniques requires the making of assumptions through the use of judgment. Had, for example, alternative assumptions been chosen for the fair value assessments, or different valuation specialists selected to undertake the valuations, the allocation of the OPCO’s debt could have been different.
For the period presented post IPO, OPCO’s debt relating to the above drilling units is based on related party agreements with Seadrill, which mirror the terms of external agreement with third party lenders.

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
The Company does not use hedge accounting for these instruments.
Income Taxes
Income taxes, as presented for the periods presented prior to the Company's IPO, are calculated on an “as if” separate tax return basis. Seadrill’s global tax model has been developed based on its entire business. Accordingly, the tax results are not necessarily reflective of the results that the Company would have generated on a stand-alone basis. Income tax expense is based on reported income or loss before income taxes.
Seadrill Partners LLC is organized in the Republic of the Marshall Islands and resident in the United Kingdom for taxation purposes. The Company and the Company's controlled affiliates do not conduct business or operate in the Republic of the Marshall Islands and therefore are not subject to income, capital gains, profits or other taxation under current Marshall Island law. As a tax resident of the United Kingdom the Company is subject to tax on income earned from sources within the United Kingdom. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently income taxes have been recorded in these jurisdictions when appropriate. Significant judgment is involved in determining the provision for income taxes. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. The Company recognizes tax liabilities based on its assessment of whether its tax positions are more likely than not sustainable, based on the technical merits and considerations of the relevant taxing authority’s widely understood administrative practices and precedence.
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

A.     Operating Results
Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The following table summarizes the Company's operating results for the years ended December 31, 2013 and 2012:

	Year Ended December 31,		Increase/Decrease
	2013	2012	$	%
	($ in millions)
Operating revenues:
Contract revenues	$1,047.1	$859.5	$187.6	21.8%
Reimbursable revenues	11.4	33.2	(21.8)	(65.7)%
Other revenues	5.8	19.1	(13.3)	(69.6)%
Total operating revenues	1,064.3	911.8	152.5	16.7%

Operating expenses:
Vessel and rig operating expenses	375.2	296.1	79.1	26.7%
Reimbursable expenses	10.6	32.4	(21.8)	(67.3)%
Depreciation and amortization	141.2	114.0	27.2	23.9%
General and administrative expenses	49.6	37.2	12.4	33.3%
Total operating expenses	576.6	479.7	96.9	20.2%
Net operating income	$487.7	$432.1	$55.6	12.9%

Financial items:
Interest income	4.4	1.7	2.7	158.8%
Interest expense	(92.2)	(65.8)	(26.4)	40.1%
Gain / (Loss) on derivative financial instruments	49.9	(32.9)	82.8	(251.7)%
Currency exchange loss	(1.2)	(2.6)	1.4	(54)%
Total financial items	(39.1)	(99.6)	60.5	(60.7)%
Income before income taxes	448.6	332.5	116.1	34.9%
Income taxes	(33.2)	(38.9)	5.7	(14.7)%
Net Income	$415.4	$293.6	$121.8	41.5%
Contract Revenues
Contract revenue increased by $187.6 million, or 21.8%, to $1,047.1 million, for the year ended December 31, 2013, from $859.5 million in the year ended December 31, 2012. The increase was primarily due to a full year of operations for the West Capricorn in 2013 compared with half a year in 2012, with an increased contribution of $90.1 million. The West Leo also achieved a full year of operations in 2013 compared to 8 months in 2012 with an increased contribution of $74.2 million. The West Sirius achieved better economic utilization in 2013 compared to 2012 resulting in higher contract revenues of $17.3 million. The T-15 and T-16 commenced operations in July 2013 and September 2013 and contributed $16.1 million and $17.3 million respectively, to contract revenues.
This was partly offset by a decrease of $33.0 million in contract revenues in 2013 for the West Aquarius. The reduction in revenues is as a result of the Company's entry into a settlement in 2013 with ExxonMobil. This relates to an agreement for non-payment during the recent mobilization period of the West Aquarius to Canada, as a result of the time needed to complete modifications and repairs in order to meet regulatory requirements. As a result of this settlement, its contract revenues were reduced by $22.1 million net of local taxes. The remaining decrease of $10.9 million can be attributed to the downtime of the West Aquarius due to anchor chain failures in December 2013.
The following table summarizes average daily revenues and economic utilization percentage by drilling unit type of OPCO’s fleet for the periods presented:

	Year Ended December 31,
	2013		2012
	Average Daily Revenues (USD)	Economic Utilization	Average Daily Revenues (USD)	Economic Utilization
Semi-submersible rigs	$464,300	90.4%	$449,925	88.2%
Drillship	$541,800	96.9%	$549,200	100.0%
Tender rigs	$154,967	100.0%	$210,500	100.0%

(1)	Average daily revenues are the average revenues for each type of rig, based on the actual days available for each rig of that type.

(2)	Economic utilization is calculated as the total revenue received divided by the full operating dayrate multiplied by the number of days in the period, excluding bonuses.
Reimbursable Revenues
Reimbursable revenues decreased by $21.8 million, or 65.7%, to $11.4 million for the year ended December 31, 2013, from $33.2 million in the year ended December 31, 2012. The decrease is mainly due to the West Aquarius mobilizing to Canada in 2012, as well as certain client-requested upgrades to the West Aquarius in 2012. There were no similar reimbursable revenues in 2013.
Other revenues
During the year ended December 31, 2013, the Company earned other revenues within its Nigerian service company of $5.8 million a decrease of $13.3 million, or 69.6%, compared to $19.1 million for the year ended December 31, 2012. The revenues relate to certain services, including the provision of onshore and offshore personnel, which the Company provided to Seadrill’s West Polaris drilling rig while it operated in Nigeria during that period. The $13.3 million decrease was due to the fact that the West Polaris rig operated in Nigeria for only a short period during the year ended December 31, 2013 compared to a full year of operations in 2012.
Vessel and rig Operating Expenses
Rig operating expenses increased by $79.1 million, or 26.7%, to $375.2 million in the year ended December 31, 2013, from $296.1 million in the year ended December 31, 2012. This increase was primarily due to the West Capricorn, the West Leo each contributing full year operations in 2013 which accounted for an increase of $27.1 million and $25.1 million, respectively, in rig operating expenses. The increase can also be attributed to the T-15 and T-16 commencing operations in July and September 2013, respectively, which amounted to $9.7 million and $6.3 million respectively and to the West Aquarius operating in Canada during 2013 with higher personnel and start-up costs, the effect of the bareboat charters and also increased costs due to the anchor chain failures in December 2013, which accounted for $13.0 million in total.
During the year the Company also provided certain services, including the provision of onshore and offshore personnel, which the Company provided to the West Polaris drilling rig owned by Seadrill while it operated in Nigeria during a short period in 2013. (See Other Revenues and Related Parties note).
Reimbursable Expenses
Reimbursable expenses decreased by $21.8 million, or 67.3%, to $10.6 million for the year ended December 31, 2013 from $32.4 million in the year ended December 31, 2012. The decrease was mainly due to the completion of the mobilization of the West Aquarius to Canada and the completion of client-requested upgrades to the West Aquarius in 2012, which generated reimbursable expenses. There were no similar reimbursable expenses in 2013.
Depreciation and Amortization
Depreciation and amortization expenses increased by $27.2 million, or 23.9%, to $141.2 million for the year ended December 31, 2013, from $114.0 million in the year ended December 31, 2012. The increase is primarily due to a full year of depreciation expense for the West Capricorn and West Leo in 2013. Also, the T-15 and T-16 commenced operations in July and September 2013 with no depreciation expense included in 2012.
General and Administrative Expenses
General and administrative expenses increased by $12.4 million, or 33.3%, to $49.6 million for the year ended December 31, 2013, from $37.2 million for the year ended December 31, 2012. The increase was primarily due to a full year of operations for the West Capricorn and West Leo in 2013 and T-15 and T-16 commencing operations in July and September 2013, respectively.

Interest Income
Interest income for the year ended December 31, 2013, increased by $2.7 million, or 158.8%, to $4.4 million, compared to $1.7 million for the year ended December 31, 2012. The increase is related to interest earned on cash held at bank of $89.7 million, as well as interest earned on the West Capricorn deferred mobilization revenue of $3.2 million.

Interest Expense
Interest expense increased from $65.8 million in 2012 to $92.2 million in 2013. The increase in the interest expense in 2013 is primarily due to a full year of interest expense related to the $550 million secured credit facility, which was used to partly fund the delivery of the West Capricorn and a full year of interest expense for the credit facility for the West Leo. The increase can also be attributed to the interest charged on the $440 million facility for the T-15 and T-16 in 2013, which was not charged in 2012. In addition, the increase can be attributed to the interest charged on the revolving credit facility with Seadrill of $125.9 million and the commitment fee expense for the undrawn balance. This facility was entered into at the time of the Company's IPO in October 2012. There has not been a significant change in interest rates during the period.
Other Financial Items
Other financial items reported in the income statement include the following items:

	Year Ended
(US$ millions)	December 31, 2013	December 31, 2012
Interest income	4.4	1.7
Gain/(Loss) on derivative financial instruments	49.9	(32.9)
Currency exchange loss	(1.2)	(2.6)
Total other financial items	53.1	(33.8)
In 2013, the Company recognized gains from derivative instruments of $49.9 million compared to a loss of $32.9 million in 2012. The increase relates to an interest rate swap gain incurred by Seadrill in 2013, which was charged to us on a back to back basis under its agreement with Seadrill. The corresponding fair market value of the interest rate swaps was an asset of $42.4 million as at December 31, 2013, compared with a liability of $5.9 million as of December 31, 2012.
Income Taxes
Income tax expense was $33.2 million and $38.9 million, and the Company's effective income tax rate was 7.4% and 11.7% for the years ended December 31, 2013 and 2012 respectively. The decrease in the Company's effective income tax rate was due to the change in taxing jurisdictions in which the Company's drilling units operated and/or were owned.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011
The following table summarizes the Company's operating results for the years ended December 31, 2012 and 2011:

($ in millions)	Year Ended December 31,		Increase/Decrease
	2012	2011	$	%
Operating revenues:
Contract revenues	$859.5	$666.0	$193.5	29.1%
Reimbursable revenues	33.2	12.9	20.3	157.4%
Other revenues	19.1	—	19.1	—%
Total operating revenues	911.8	678.9	232.9	34.3%

Operating expenses:
Vessel and rig operating expenses	296.1	213.5	82.6	38.7%
Reimbursable expenses	32.4	12.4	20.0	161.3%
Depreciation and amortization	114.0	79.8	34.2	42.9%
General and administrative expenses	37.2	25.2	12.0	47.6%
Total operating expenses	479.7	330.9	148.8	45.0%
Net operating income	$432.1	$348.0	$84.1	24.2%

Financial items:
Interest income	1.7	—	1.7	—%
Interest expense	(65.8)	(46.2)	(19.6)	42.4%
Loss on derivative financial instruments	(32.9)	(85.6)	52.7	(61.6)%
Currency exchange loss	(2.6)	(0.5)	(2.1)	420.0%
Total financial items	(99.6)	(132.3)	32.7	(24.7)%
Income before income taxes	332.5	215.7	116.8	54.1%
Income taxes	(38.9)	(34.7)	(4.2)	12.1%
Net Income	$293.6	$181.0	$112.6	62.2%
Contract revenues
Contract revenues increased by $193.5 million, or 29.1%, to $859.5 million, for the year ended December 31, 2012, from $666.0 million for the same period in 2011. The increase was primarily due to the West Capricorn commencing operations for BP during July 2012, with a contribution of $88.2 million. The West Leo also commenced operations in May 2012 with Tullow Oil giving a contribution of $126.8 million. In addition contract revenues increased due to better utilization for the West Capella and the West Vencedor, which resulted in increased contract revenues of $5.0 million and $4.3 million, respectively. This was partly offset by a decrease of $18.4 million due to the West Aquarius mobilizing from southeast Asia to Canada at a reduced dayrate and also a decrease of $12.4 million related the West Sirius due to slightly lower utilization in 2012 compared with 2011.
The following table summarizes average daily revenues and economic utilization percentage by drilling unit type of OPCO’s fleet for the periods presented:

	Year Ended December 31,
	2012		2011
	Average Daily Revenues	Economic Utilization	Average Daily Revenues	Economic Utilization
Semi-submersible rigs	$449,925	88.2%	$515,400	96.1%
Drillship	$549,200	100.0%	$515,500	94.8%
Tender rigs	$210,500	100.0%	$204,300	97.4%

(1)	Average daily revenues are the average revenues for each type of rig, based on the actual days available for each rig of that type.

(2)	Economic utilization is calculated as the total revenue received divided by the full operating dayrate multiplied by the number of days in the period, excluding bonuses.
Reimbursable Revenues
Reimbursable revenues increased by $20.3 million, or 157.4%, to $33.2 million, for the year ended December 31, 2012, from $12.9 million for the same period in 2011. The increase was mainly due to the West Aquarius mobilizing to Canada, as well as certain client-requested upgrades to the West Aquarius in the amount of $28.6 million. There was also an increase in reimbursable revenue related to the West Vencedor of $1.3 million.
Vessel and rig Operating Expenses
Rig operating expenses increased by $82.6 million, or 38.7%, to $296.1 million, for the year ended December 31, 2012, from $213.5 million for the same period in 2011. The increase was primarily due to the West Capricorn and West Leo each commencing operations in 2012, which accounted for $27.6 million and $36.6 million, respectively, in rig operating expenses. The West Aquarius' rig operating expenses increased in 2012 by $6.7 million due to costs incurred during its mobilization from southeast Asia to Canada. During 2012 the Company provided certain services, including the provision of onshore and offshore personnel, provided to Seadrill's West Polaris drilling rig that was operating in Nigeria during the period. (See Other Revenues and Related Parties note).
Reimbursable Expenses
Reimbursable expenses increased by $20.0 million, or 161.3%, to $32.4 million, for the year ended December 31, 2012, from $12.4 million for the same period in 2011. The increase was mainly due to the West Aquarius mobilizing to Canada, as well as certain client-requested upgrades to the West Aquarius in the amount of $28.2 million. There was also an increase in reimbursable revenue and expenses related to the West Vencedor of $1.3 million.
Depreciation and Amortization
Depreciation and amortization increased by $34.2 million, or 42.9%, to $114.0 million, for the year ended December 31, 2012, from $79.8 million in 2011. The increase was primarily due to the West Capricorn and West Leo commencing operations in 2012.
General and Administrative Expenses
General and administrative expenses increased by $12.0 million, or 47.6%, to $37.2 million, for the year ended December 31, 2012, from $25.2 million for 2011. The increase was primarily due to the West Capricorn and West Leo each commencing operations in 2012, and the set up of a new office in Canada for the West Aquarius. Furthermore, general and administrative expenses increased as a result of an IT project, which was more expensive than originally anticipated.
Interest Income
Interest income for the year ended December 31, 2012 relates to interest earned on cash held at bank, as well as, interest earned on the West Capricorn deferred mobilization revenue of $1.2 million. No interest income was earned in the year ended December 31, 2011.

Interest Expense
Interest expense increased by $19.6 million, or 42.4%, to $65.8 million for the year ended December 31, 2012, compared to interest expense of $46.2 million for the same period in 2011. The increase was primarily due to the $550 million secured credit facility drawn in December 2011, which was used to partly fund the delivery of the West Capricorn. Only one month's interest was charged on this facility in 2011 compared to interest for the entire year ended December 31, 2012. The increase can also be attributed to West Leo commencing operations during 2012 and the related interest expense charged under the $1,121 million secured credit facility.
Loss on derivative financial instruments
Seadrill enters into interest rate swap derivatives on a group-wide basis to manage its interest rate risk exposure. Seadrill incurred losses on interest rate swaps of $129 million as a result of declining long-term interest rates in the year ended December 31, 2012. The Company recognized losses that were allocable from Seadrill on interest rate swaps for the year ended December 31, 2012 of $32.9 million, compared to a loss of $85.6 million in 2011.

Currency Exchange Loss
Currency exchange loss of $2.6 million in 2012 related to a portion of the West Vencedor’s dayrates, which are received in Euros.
Income Taxes
Income taxes increased by $4.2 million or 12.1% to $38.9 million in 2012, compared to $34.7 million in 2011. The Company's effective income tax rate was 11.7% and 16.1% for the years ended December 31, 2012 and 2011 respectively. The decrease in its effective income tax rate was due to the change in taxing jurisdictions in which its drilling units operate and/or are owned.

B.     Liquidity and Capital Resources

Liquidity and Cash Needs
The Company operates in a capital-intensive industry, and its primary liquidity needs are to finance the purchase of additional drilling units and other capital expenditures, service its significant debt, fund investments (including the equity portion of investments in drilling units), fund working capital, maintain cash reserves against fluctuations in operating cash flows and pay distributions. The Company expects to fund its short-term liquidity needs through a combination of cash generated from operations and debt and equity financings.
As of December 31, 2013, the Company's cash and cash equivalents were $89.7 million, compared to $21.2 million as of December 31, 2012. In connection with the closing of its IPO, OPCO entered into a five-year $300 million revolving credit facility with Seadrill as the lender, which the Company refers to as the sponsor credit facility. As of December 31, 2012 and 2011, the balance of its sponsor credit facility was undrawn, and was $125.9 million as at December 31, 2013. On March 1, 2014, the revolving credit facility was amended to reduce its size to $100 million. The Company believes its current resources, including the potential borrowings under the sponsor credit facility, are sufficient to meet its working capital requirements for its current business for at least the next twelve months. Generally, the Company's long-term sources of funds will be a combination of borrowings from and leasing arrangements with commercial banks, cash generated from operations and debt and equity financing. Because the Company distributes all of its available cash, the Company expects that it will rely upon financing from related parties and external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.
The Company's funding and treasury activities are intended to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in Euros and Nigerian Naira. The Company has not entered into any foreign currency derivatives related to the Euro or Naira in the periods presented, and, therefore, the Consolidated and Combined Carve-Out Financial Statements do not include any unrealized gains or losses on foreign currency derivatives. Because the Company incurs certain operating costs related to the West Capella in Nigerian Naira, the Company has been able to offset a significant portion of its foreign currency exposure with respect to revenues earned in Nigerian Naira.
As OPCO’s fleet matures and expands, long-term maintenance expenses will likely increase. The Company is not aware of any regulatory changes or environmental liabilities that would have a material impact on the Company's or OPCO’s current or future operations.
As of December 31, 2013 and December 31, 2012, the Company's current liabilities exceeded current assets by $85.6 million and $259.0 million, respectively. This is due to the current portion of its related party debt, however the Company has undrawn revolving credit facilities in order to cover the shortfall.
OPCO’s participation in the Seadrill Limited group centralized cash management system was discontinued at the completion of its IPO as part of the transactions by which the Company acquired its interest in OPCO. Net cash flow from operating activities was $564.0 million and $278.2 million in the year ended December 31, 2013 and 2012, respectively.
Estimated Maintenance and Replacement Capital Expenditures
OPCO’s operating agreements require it to distribute its available cash each quarter. In determining the amount of cash available for distribution, the Company's board of directors determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures OPCO is required to make to maintain its fleet, OPCO’s initial annual estimated maintenance and replacement capital expenditures will be $132.4 million per year, which is comprised of $53.3 million for long term maintenance and society classification surveys and $79.1 million, including financing costs, for replacing OPCO's existing rigs at the end of their useful lives.

The estimate for future rig replacement is based on assumptions regarding the remaining useful life of OPCO’s existing rigs, a net investment rate applied on reserves, replacement values of OPCO’s existing rigs based on current market conditions, and the residual value of the rigs. The actual cost of replacing the rigs in OPCO’s fleet will depend on a number of factors, including prevailing market conditions, drilling contract operating dayrates and the availability and cost of financing at the time of replacement. The Company's operating agreement requires its board of directors to deduct from the Company's operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as society classification surveys and rig replacement. The Company's board of directors, with the approval of the conflicts committee, may determine that one or more of the assumptions should be revised, which could cause the board of directors to increase the amount of estimated maintenance and replacement capital expenditures. The Company may elect to finance some or all of its maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders. Please read Item 3 “Key Information—Risk Factors—Risks Inherent in the Company's Business"—OPCO must make substantial capital and operating expenditures to maintain and replace the operating capacity of its fleet, which will reduce its cash available for distribution. In addition, each quarter the Company is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.”

Cash Flows
The following table summarizes the Company's net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

($ in millions)	Year Ended December 31,
	2013	2012	2011
Net cash provided by operating activities	$564.0	$278.2	$395.2
Net cash used in investing activities	(159.3)	(283.5)	(1,010.8)
Net cash (used in) / provided by financing activities	(336.2)	11.0	625.9
Net increase in cash and cash equivalents	68.5	5.7	10.3
Cash and cash equivalents at beginning of period	21.2	15.5	5.2
Cash and cash equivalents at end of period	89.7	21.2	15.5

Net Cash Provided by Operating Activities
Net cash provided by operating activities was $564.0 million and $278.2 million for the years ended December 31, 2013 and 2012, respectively. The increase of $286.0 million or 102.8%, from 2012 to 2013 is mainly due to an increase in net income of $121.8 million and working capital changes of $103.2 million mainly driven by better cash collections during 2013.
Net cash provided by operating activities was $278.2 million and $395.2 million for the years ended December 31, 2012 and 2011, respectively. The decrease of $117.0 million or 29.6%, resulted from a decrease in working capital of $120.6 million, mainly driven by a change in trade accounts receivable of $109.3 million.
Net Cash Used in Investing Activities
Net cash used in investing activities of $159.3 million in 2013 and $283.5 million in 2012 was, in each case, mainly due to the additional costs of construction of the T-15 and T-16.
Net cash used in investing activities of $283.5 million in 2012 and $1,010.8 million in 2011 was, in each case, mainly due to the additional costs of construction of the West Capricorn, West Leo, T-15 and T-16.
Net Cash (Used in) / Provided by Financing Activities
Prior to the date of the Company's IPO, long-term debt as presented in the Consolidated and Combined Carve-Out Financial Statements had been allocated from Seadrill, as Seadrill managed the treasury activities with the purpose of maximizing returns while maintaining appropriate liquidity for the group’s requirements. As a result of this and the principles applied to allocate debt, the movements in debt may not be indicative of actual debt movements if the Company had been operating as a standalone entity.
Net cash used in financing activities was $336.2 million during the year ended December 31, 2013. Net cash used in financing activities of $336.2 million was impacted by (i) repayments of debt of $348.8 million, (ii) a repayment of its revolving credit facility with Seadrill of $43.7 million, (iii) cash distributions totaling $140.9 million, (iv) $112.4 million relating to changes in invested equity and (v) $939.2 million relating to distributions to Seadrill for the acquisition of T-15, T-16, West Leo and West

Sirius. This was offset by $98.0 million from the proceeds of debt, $169.6 million relating to proceeds from borrowings under its revolving credit facility with Seadrill, $409.5 million relating to proceeds from related party vendor financing, $464.8 million relating to proceeds from issuing equity relating to the acquisition of the T-16, West Leo and West Sirius and $106.9 million relating to proceeds from issuing equity to related parties.
Net cash provided by financing activities was $11.0 million during the year ended December 31, 2012. Net cash provided by financing activities of $11.0 million relates to repayment of debt of $215.9 million and repayment of owner's funding of $165.3 million. This was offset by $100.5 million from the proceeds of debt, $207.1 million relates to the proceeds from its initial public offering in October 2012 and $79.6 million relates to changes in invested equity.
Net Increase in Cash and Cash Equivalents
As a result of the foregoing, cash and cash equivalents increased in 2013 by $68.5 million, increased in 2012 by $5.7 million, and increased in 2011 by $10.3 million.
Borrowing Activities
Rig Financing Agreements
Seadrill financed the acquisitions of the drilling units in OPCO’s fleet with borrowings under credit agreements.
West Capricorn Facility
In December 2011, Seadrill entered into a $550 million senior secured term loan and revolving credit facility, in part to fund the delivery of the West Capricorn. The Company refers to this secured term loan and revolving credit facility as the West Capricorn Facility. The West Capricorn was pledged to secure Seadrill’s obligations under the West Capricorn Facility. Seadrill’s obligations under such facility could exceed the indebtedness of OPCO and its subsidiary that owns the West Capricorn under such facility. The revolving credit facility portion of the West Capricorn facility and the commercial term loan portion of the West Capricorn Facility bear interest at LIBOR plus a margin of 1.5% to 2.25% per annum and will mature in December 2016. In connection with our IPO, Seadrill amended and restated the West Capricorn Facility to allow for the transfer of the West Capricorn to OPCO and to provide for Seadrill Capricorn Holdings and its subsidiaries that, directly or indirectly, own the West Capricorn and Seadrill US Gulf LLC to guarantee the obligations under the West Capricorn Facility. The outstanding balance as of December 31, 2013 was $440 million.
West Vencedor Facility
In June 2010, Seadrill entered into a $1,200 million senior secured term loan in part to fund the delivery of the West Vencedor, as well as other Seadrill rigs. The Company refers to this secured term loan as the West Vencedor Facility. The West Vencedor was pledged to secure Seadrill’s obligations under the West Vencedor Facility. Seadrill’s obligations under such facility could exceed the indebtedness of OPCO and its subsidiary that owns the West Vencedor under such facility. The West Vencedor facility bears interest at LIBOR plus 2.25% per annum and will mature in June 2015. In connection with the Company's IPO, Seadrill amended and restated the West Vencedor Facility to allow for the transfer of the West Vencedor to OPCO and to provide for Seadrill Operating LP and its subsidiaries that, directly or indirectly, own the West Vencedor to guarantee the obligations under the West Vencedor Facility. The outstanding balance under the West Vencedor facility attributable to the West Vencedor, was $90.5 million as of December 31, 2013.
West Capella, West Aquarius, and West Sirius Facility (refinanced in February 2014)
In June 2009, Seadrill entered into a $1,500 million senior secured credit facility in part to fund the acquisition of the West Capella, the West Aquarius, and the West Sirius. The Company refers to this secured credit facility as the West Capella, West Aquarius, and West Sirius Facility. The outstanding balance attributable to the West Capella, West Aquarius, and West Sirius was $643.5 million as of December 31, 2013. On February 21, 2014, Seadrill Operating LP entered into the Senior Secured Credit Facility for $1.8 billion due in February 2021, a portion of the proceeds of which were used to repay in full the West Capella, West Aquarius, and West Sirius Facility.
The West Capella, West Aquarius, and West Sirius were pledged to secure Seadrill’s obligations under the West Capella, West Aquarius, and West Sirius Facility. The West Capella, West Aquarius, and West Sirius Facility bore interest at a rate of LIBOR plus 3.31%. In connection with the Company's IPO, Seadrill amended and restated the facility to allow for the transfer of the West Capella and the West Aquarius to OPCO and to provide for Seadrill Operating LP and its subsidiaries that, directly or indirectly, own the West Capella and the West Aquarius and Seadrill Canada Ltd. to guarantee the obligations under the West Capella & West Aquarius Facility. In December 2013, in connection with the acquisition of the West Sirius, Seadrill Operating LP also assumed the portion of this facility relating to the West Sirius.

T-15 and T-16 Facility
In December 2012, Seadrill entered into a $440 million secured term loan facility with a syndicate of banks in part to fund the acquisition of the T-15 and T-16. This secured term loan is referred to herein as the T-15 and T-16 Credit Facility. The T-15 and the T-16 were pledged to secure Seadrill’s obligations under the T-15 and T-16 Credit Facility. The T-15 and T-16 Credit Facility bears interest at a rate of LIBOR plus 3.25% and will mature in December 2017. In May 2013, Seadrill entered into an amendment to the T-15 and T-16 Credit Facility to allow for the transfer of the T-15 to Seadrill Partners Operating LLC and to provide for Seadrill Partners Operating LLC to guarantee the obligations under the T-15 and T-16 Credit Facility. In October 2013, Seadrill entered into an amendment to the T-15 and T-16 Credit Facility to allow for the transfer of the T-16 to Seadrill Partners Operating LLC. Effective from the respective dates of transfer of the T-15 and the T-16 from Seadrill to Seadrill Partners Operating LLC, the entities which own the T-15 and T-16 make payments of principal and interest directly to the lenders under the T-15 and T-16 Credit Facility, at Seadrill’s direction and on its behalf, corresponding to payments of principal and interest due under the T-15 and T-16 Credit Facility that are allocable to the T-15 and the T-16. The outstanding balance as of December 31, 2013 was $293 million, of which $178.6 million relates to the Company.
West Leo Facility (refinanced in February 2014)
In January 2011, Seadrill entered into a $1,121 million secured credit facility in part to fund the acquisition of the West Leo. The Company refers to this facility as the West Leo Facility. The West Leo was pledged to secure Seadrill’s obligations under the West Leo Facility. On February 21, 2014, Seadrill Operating LP entered into the Senior Secured Credit Facility for $1.8 billion due in February 2021, a portion of the proceeds of which were used to repay the portion of the West Leo Facility related to the West Leo. The West Leo Facility bore interest at a rate of LIBOR plus a margin from 2.25% to 5.0%. The facility was fully drawn as of December 31, 2013 with a balance of $912.2 million, of which $472.6 million related to the Company.
General Terms of the Rig Facilities
In September 2012, each of OPCO’s subsidiaries that owns the West Capricorn, the West Vencedor, the West Aquarius, and the West Capella, or the rig owning subsidiaries, entered into intercompany loan agreements with Seadrill in the amount of approximately $522.5 million, $115.2 million, $304.6 million and $295.3 million respectively, corresponding to the aggregate principal amount outstanding under the facilities allocable to the West Capricorn, the West Vencedor, the West Aquarius, and the West Capella respectively. During 2013, the rig owning companies of the T-15, T-16, West Leo and West Sirius entered into intercompany loan agreements with Seadrill in the amount of approximately $100.5 million, $93.1 million, $485.5 million and $220.1 million respectively, corresponding to the aggregate principal amount outstanding under the facilities allocable to the T-15, T-16, West Leo and West Sirius respectively. The Company refers to the West Capricorn Facility, the West Vencedor Facility, the T-15 and T-16 Facility, and, prior to their refinancing in February 2014, the West Capella, West Aquarius, and West Sirius Facility and the West Leo Facility, collectively, as the Rig Facilities. See “-Senior Secured Credit Facilities” below for a description of the refinancing of the West Capella, West Aquarius, and West Sirius Facility and the West Leo Facility.
Pursuant to these intercompany loan agreements, each rig owning subsidiary can make payments of principal and interest to Seadrill or directly to the third party lenders under each facility.
Interest Rates, Fees and Payments
The outstanding Rig Facilities bear interest at LIBOR plus an applicable margin (as defined in the applicable Rig Facility) and mandatory costs (if any), both of which accrue and are payable every three months. In addition, a commitment fee of 40% of the applicable margin is payable quarterly in arrears and on the final maturity date or termination date for each of the outstanding Rig Facilities. As all of the outstanding Rig Facilities are fully drawn, the Company does not expect to pay a commitment fee on these facilities.
Each of the outstanding Rig Facilities amortizes the outstanding borrowed amounts over the term of such facility. At maturity, each of the outstanding Rig Facilities will terminate and all outstanding amounts thereunder will be due and payable, including balloon payments of $275 million for the West Capricorn Facility in February 2017, $69.9 million for the West Vencedor Facility in July 2015, and $109.2 million for the T-15 and T-16 facility in December 2017.
Restrictive Covenants
The Rig Facilities contain various customary covenants that may limit, among other things, the ability of the borrower to:

•	sell the applicable drilling unit;

•	incur additional indebtedness or guarantee other indebtedness;

•	make investments or acquisitions;

•	pay dividends or make any other distributions if an event of default occurs; or

•	enter into inter-company charter arrangements for the drilling units not contemplated by the applicable Rig Facility.

The Rig Facilities also contain financial covenants requiring Seadrill Limited to:

•	Aggregated minimum liquidity requirement for Seadrill's consolidated group: to maintain cash and cash equivalents of at least $150 million within the group.

•	Interest coverage ratio: to maintain an EBITDA to interest expense ratio of at least 2.5:1.

•
Current ratio: to maintain current assets to current liabilities ratio of at least 1:1. Current assets are defined as book value less minimum liquidity, but including up to 20.0% of shares in listed companies owned 20.0% or more. Current liabilities are defined as book value less the current portion of long term debt.

•	Equity to asset ratio: to maintain total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book and market values of drilling units.

•
Leverage ratio: to maintain a ratio of net debt to EBITDA no greater than 4.5:1. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements.

The Rig Facilities also identify various events that may trigger mandatory reduction, prepayment, and cancellation of the facility including, among others, the following:

•	total loss or sale of a drilling unit securing a Rig Facility;

•
cancellation or termination of any existing charter contract or satisfactory drilling contract (in the case of the West Capricorn Facility if a new contract is not entered into within 12 months after the cancellation or termination of such contract); and

•	a change of control.
Seadrill was in compliance with the covenants under the Rig Facilities as of December 31, 2011, December 31, 2012, and December 31, 2013. In addition, the Company and OPCO were each in compliance with the covenants contained in the intercompany loan agreement as of December 31, 2013. The Company and Seadrill also intend to amend these restrictive covenants in connection with any assignment or amendment of the Rig Facilities.
The Rig Facilities contain customary events of default, such as failure to repay principal and interest, and other events of defaults, such as:

•	failure to comply with the financial or insurance covenants;

•	cross-default to other indebtedness held by both Seadrill and its subsidiaries and by the Company;

•	failure by Seadrill or by the Company to remain listed on a stock exchange;

•	the occurrence of a material adverse change;

•	revocation, termination, or modification of any authorization, license, consent, permission, or approval as necessary to conduct operations as contemplated by the applicable Rig Facility; and

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

If an event of default exists under any of the Rig Facilities, the lenders have the ability to accelerate the maturity of the applicable Rig Facility and exercise other rights and remedies. In addition, if Seadrill were to default under one of its other financing agreements, it could cause an event of default under each of the Rig Facilities. Further, because OPCO’s drilling units are pledged as security for Seadrill’s obligations under the Rig Facilities, lenders thereunder could foreclose on OPCO’s drilling units in the event of a default thereunder. See Item 3 “Key Information—Risk Factors—Risks Inherent in the Company's Business—Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under OPCO’s existing financing agreements, which would have a material adverse effect on us.”

Revolving Credit Facility
In connection with the closing of the Company's IPO on October 24, 2012, OPCO entered into a $300 million revolving credit facility, with Seadrill as the lender. The revolving credit facility matures in October 2017 and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. As of December 31, 2013, $125.9 million was outstanding under the revolving credit facility. On March 1, 2014, the revolving credit facility was amended to reduce the maximum borrowing limit to $100 million,

The sponsor credit facility contains covenants that require us to, among other things:

•	notify Seadrill of the occurrence of any default or event of default; and

•
provide Seadrill with information in respect of its business and financial status as Seadrill may reasonably require, including, but not limited to, copies of the Company's unaudited quarterly financial statements and its audited annual financial statements.

As of December 31, 2013, OPCO was in compliance with all covenants under the sponsor credit facility.
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

•
commencement of proceedings seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of OPCO’s assets that results in an entry of an order for any such relief that is not vacated, discharged, stayed or bonded pending appeal within sixty days of the entry thereof.

$109.5 million vendor financing loan
On May 17, 2013, the Company borrowed from Seadrill $109.5 million as vendor financing to fund the acquisition of the T-15. The loan bears interest at rate of LIBOR plus a margin of 5.00% and matures in May 2016.
$229.9 million discount note
On December 13, 2013, as part of the acquisition of the West Sirius, Seadrill Capricorn Holdings issued a zero coupon discount note to Seadrill in an initial amount of $229.9 million. The note would have matured in June 2015 and upon maturity, Seadrill Capricorn Holdings would have been obligated to pay $238.5 million to Seadrill, however the note was repaid in full in March 2014 with a portion of the proceeds of the $1.8 billion term loan B. See “Senior Secured Credit Facilities” below.
$70.0 million discount note
On December 13, 2013, as part of the acquisition of the West Sirius, the Company issued a zero coupon discount note to Seadrill for an initial amount of $70.0 million. The note would have matured in June 2015 and upon maturity, the Company would have been obligated to pay $72.6 million to Seadrill, however the note was repaid in full in March 2014 with a portion of the proceeds of the $1.8 billion term loan B. See “Senior Secured Credit Facilities” below.
Senior Secured Credit Facilities
On February 21, 2014, Seadrill Operating LP, Seadrill Capricorn Holdings LLC and the Company's new subsidiary, Seadrill Partners Finco LLC (the “Borrowers”), entered into Senior Secured Credit Facilities (the “Senior Secured Credit Facilities”). The Senior Secured Credit Facilities consist of (i) a $100.0 million revolving credit facility (the “revolving facility”) available for borrowing from time to time by any Borrower, and (ii) a $1.8 billion term loan (the “term loan B”) which was borrowed by Seadrill Operating LP in full on February 21, 2014. The proceeds from the transaction were used to (a) refinance debt secured by the West Capella, West Aquarius, and West Sirius Facility and the West Leo Facility, (b) repay in part its unsecured loans from Seadrill, (c) add cash to the balance sheet in support of general company purposes and (d) pay all fees and expenses associated therewith.
The Senior Secured Credit Facilities are guaranteed on a senior secured basis by the Borrowers and the Borrowers’ subsidiaries that own or charter the West Capella, West Aquarius, West Sirius and West Leo. The Senior Secured Credit Facilities also are secured by mortgages on the four rigs, security interests on the earnings, earnings accounts, and insurances owned by the subsidiary guarantors relating to the four rigs, and pledges of the equity interests of each subsidiary guarantor.

Loans under the Senior Secured Credit Facilities will bear interest, at the Company's option, at a rate per annum equal to either the LIBOR Rate (subject to a 1% floor) for interest periods of one, two, three or six months plus the applicable margin or the Base Rate plus the applicable margin. The Base Rate is the highest of (a) the prime rate of interest announced from time to time by the agent bank as its prime lending rate, (b) 0.50% per annum above the Federal Funds rate as in effect from time to time, (c) the Eurodollar Rate for 1-month LIBOR as in effect from time to time plus 1.00% per annum, and (d) for term loans only, 2.00% per annum. The applicable margin is 2.00% for term loans bearing interest at the Base Rate and 3.00% for term loans bearing interest at the Eurodollar Rate. The applicable margin is 1.25% for revolving loans bearing interest at the Base Rate and 2.25% for revolving loans bearing interest at the Eurodollar Rate. In addition, the Company will incur a commitment fee based on the unused portion of the revolving facility of 0.50% per annum. The Company has entered into interest rate swap transactions to hedge 100% of the term loan facility at a weighted average fixed rate of 2.52% per annum. A floating rate option included in the swap provides that the hedge counterparty shall pay the greater of 1.00% or 3 Month LIBOR. Thus, where the floating rate is less than 1%, the floating rate payment shall be deemed to be equal to 1%.
The term loan B matures on February 21, 2021. Amortization payments in the amount of 0.25% of the original term loan B amount are required to be paid on the last day of each calendar quarter. The revolving facility matures on February 21, 2019 and does not amortize. The Company is required to make mandatory prepayments of term loans using proceeds from asset sales that are not otherwise utilized for permitted purposes and to make offers to purchase term loans using proceeds of loss events that are not otherwise utilized for permitted purposes.
Auriga Facility
The entity which owns the West Auriga, Seadrill Auriga Hungary Kft., is a borrower under the $1.45 billion credit facility used to finance the West Auriga, and under which its obligations are secured by the West Auriga. Upon the closing of the Auriga Acquisition, Seadrill Auriga Hungary Kft. owed $443.1 million in principal under the Auriga Facility. Seadrill Auriga Hungary Kft remained liable to repay debt under the Auriga Facility that relates to other rigs owned by Seadrill following the closing of the Auriga Acquisition. However, Seadrill has indemnified Seadrill Auriga Hungary Kft. against any liability it may incur under the Auriga Facility in respect of such debt. The first tranche of the Auriga Facility matures in February 2018 and currently bears interest at a rate of LIBOR plus a margin of 1.2% to 3.0% per annum. The Company also entered to an interest rate swap agreement with Seadrill as counterparty, which fixes the interest rate to 1.10%.

Derivative Instruments and Hedging Activities
The Company uses financial instruments to reduce the risk associated with fluctuations in interest rates. These agreements do not qualify for hedge accounting and any changes in the fair values of interest rate swap agreements are included in the Consolidated and Combined Statement of Operations within Gain/Loss on Derivative Financial Instruments.
Interest-rate swap agreements:
Total realized and unrealized gain on interest-rate swap agreements, not qualified for hedge accounting, amounted to $49.9 million for the year ended December 31, 2013. The loss is recognized in the income statement within gain/loss on derivative financial instruments.
As of December 31, 2013, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with Seadrill with a combined outstanding principal amount of $2,067.8 million, at rates between 0.74% per annum and 2.19% per annum. The overall effect of these swaps is to fix the interest rate on $2,067.8 million of floating rate debt at a weighted average interest rate of 1.64% per annum. As of December 31, 2013, its net exposure to short term fluctuations in interest rates on its outstanding debt was $7.2 million, based on its total net interest bearing debt of $2,360.5 million, including the revolving credit facility, less the fixed rate discount notes of $299.9 million, less the $2,067.8 million outstanding balance of fixed interest rate swaps. The debt was incurred by Seadrill Limited, as borrower, with back to back agreements entered in to with Seadrill Partners.
The Company receives part of its revenue in the Euro and Nigerian Naira. Because the Company incurs operating costs related to the West Capella in Nigerian Naira, the Company is able to offset a portion of its foreign currency exposure with respect to revenues earned in Nigerian Naira. Depending on the level of the Company's currency exposure, the Company may in the future enter into derivative instruments to manage currency risk.

C.     Research and Development
The Company does not undertake any significant expenditures on research and development, and have no significant interests in patents or licenses.

D.     Trend Information
The Company believes that the medium to long term fundamentals for the offshore drilling industry remain firm. The industry, however, is in the midst of a period in which oil producers are re-examining their upstream spending. In this regard, 2014 presents some challenges. The Company has encountered numerous instances of oil majors reducing spending, especially in exploration and in certain high cost production areas. As budgets are reallocated, overall spending usually slows down. In turn, demand for offshore drilling assets is being pushed into 2015. Importantly, this downturn is not driven a decline in oil prices. In prior down cycles, prolonged downturns have been caused by deteriorating hydrocarbon supply and demand fundamentals. On the contrary, the industry is experiencing challenges with cost inflation and aging reservoirs while commodity prices are strong and stable. The Company believes this dynamic indicates that the reduction in spending may be short term in nature.
As a result of the pause in upstream spending the Company has observed a decline in the overall number of fixtures, lead times and contract duration. The Company also expects to see a number of sublets from oil companies adding to near term available supply. However, the Company has recently seen some increase in inquiries for 2015 availability. Importantly, the Company has no exposure to re-contracting during 2014 and only the West Vencedor available through 2015. Another effect of the pause in upstream spending is a decline in ultra-deepwater newbuild announcements. The industry has been delivering roughly 20-25 ultra-deepwater drilling rigs per year for the past three years. However there are only 11 deliveries scheduled for 2016. Looking at the market as a whole, the Company believes the greater challenges lie with older fourth and fifth generation assets and expectations for additional older assets to be stacked remain. Rates will likely fall as utilization declines and operators of these asset classes may face a difficult environment for the foreseeable future. As in prior cycles this may lead to more retirements and stacked units. The Company believes, however, that the market for high specification modern ultra-deepwater units may experience higher demand. Current production in ultra-deepwater regions is approximately 1 million barrels per day. According to Rystad Energy, it is expected that by 2020 production in these regions will approach 5 million barrels. Although the current environment for ultra-deepwater floaters is challenging, the Company believes the long term fundamentals of the ultra-deepwater segment are better.
Mexico represents an opportunity for perhaps a higher level of growth in drilling rig demand than other deep water basins. This is due to ongoing developments in Mexico that is expected to increase activity in the Mexican energy market.

E.     Off-Balance Sheet Arrangements
At December 31, 2013, the Company does not have any off balance-sheet arrangements, except as disclosed in Note 16.

F.     Tabular Disclosure of Contractual Obligations
The following table summarizes the Company's long-term contractual obligations as of December 31, 2013:

($ in millions)	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt obligations	$2,234.6	$108.3	$942.2	$153.1	$1,031.0
Interest expense commitments on long-term debt obligations (1)	331.2	68.0	111.9	73.3	78.0
Commitment fee on undrawn facility (2)	7.0	3.5	3.5	—	—
Management and administrative services provided by Seadrill Management	10.0	2.0	4.0	4.0	—
Total	$2,582.8	$181.8	$1,061.6	$230.4	$1,109.0

(1)
The Company interest commitment on its long-term debt is calculated based on an assumed average U.S. Dollar 3 month LIBOR of 0.25% and taking into account the various applicable margin rates associated with each facility.

(2)	The revolving credit facility with Seadrill incurs a commitment fee on the undrawn balance of 2% per annum.

G.     Safe Harbor
See “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.         Directors, Senior Management and Employees

A.     Directors and Senior Management
Directors
The following provides information about each of the Company's directors and director nominees. The business address through which the board can be contacted is 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom.

Name	Age	Position
Tor Olav Trøim	51	Chairman of the Board of Directors
Graham Robjohns	49	Chief Executive Officer and Director
Bert Bekker	75	Director and Audit Committee Member
Kate Blankenship	49	Director and Audit Committee Member
Harald Thorstein	34	Director
Bart Veldhuizen	47	Director, Audit Committee Member and Conflicts Committee Member
Tony Curry	63	Director and Conflicts Committee Member
Tor Olav Trøim has served as Chairman of the Company's board of directors since July 2012, and as Vice-President and a director of Seadrill since its inception in May 2005. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His careers include Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Mr. Trøim is also Chairman of the Board and a director of Golar LNG Partners LP, or Golar LNG Partners, a Marshall Islands limited partnership listed on the NASDAQ stock exchange. He has also served as a director of Archer since 2007, Golar LNG Limited, or Golar, a Bermuda company listed on the NASDAQ global market, since 2011, Golden Ocean Group Limited, or Golden Ocean, a Bermuda company listed on the Oslo Stock Exchange and on the Singapore stock exchange, since 2004 and Marine Harvest ASA, or Marine Harvest, a Norwegian company listed on the New York Stock Exchange and the Oslo stock exchange, since 2012. He served as a director of Frontline from November 1997 until February 2008.
Bert Bekker has served as the Company's director since September 2012, and serves on the Company's audit committee. Mr. Bekker has been in the heavy marine transport industry since 1978 when he co-founded Dock Express Shipping Rotterdam (the predecessor of Dockwise Transport). Mr. Bekker retired from his position as Chief Executive Officer of Dockwise Transport B.V. in May 2003. Mr. Bekker served as Chief Executive Officer of Cableship Contractors N.V. Curacao from March 2001 until June 2006. In May 2006, Mr. Bekker was appointed Executive Advisor Heavy Lift of Frontline Management AS, an affiliate of Frontline, and in January 2007, he was appointed CEO of Sealift Management B.V. Mr. Bekker held that position until its merger with Dockwise Ltd in May 2007. Mr. Bekker served as a director of Dockwise Ltd. from June 2007 until December 2009. Mr. Bekker has served as a director of Wilh. Wilhelmsen Netherlands B.V., part of the Wilh. Wilhelmsen ASA Group, since July 2003. Mr. Bekker has served as a director of Seadrill since April 2013.

Kate Blankenship has served as the Company's director since June 2012, and as a director of Seadrill since its inception in May 2005. Mrs. Blankenship has also served as a director of Frontline since 2003. Mrs. Blankenship joined Frontline in 1994 and served as its Chief Accounting Officer and Secretary until October 2005. Mrs. Blankenship has been a director of Ship Finance since October 2003. Mrs. Blankenship has been a director of North Atlantic Drilling Limited, or North Atlantic, a Bermuda company listed on the New York Stock Exchange, since February 2011, Independent Tankers Corporation Limited, or Independent Tankers, since February 2008, Golar since July 2003, Golar LNG Partners LP since April 2011, Golden Ocean since November 2004, Archer since its incorporation in 2007, and Avance Gas Holding Ltd. since October 2013. She is a member of the Institute of Chartered Accountants in England and Wales.
Harald Thorstein has served as the Company's director since September 2012. Mr. Thorstein has been employed by Frontline Corporate Services, a subsidiary of Frontline Ltd., in London since 2011, prior to which he was employed in the Corporate Finance Division of DnB NOR Markets from 2008 to 2011, specializing in the offshore and shipping sectors. Mr. Thorstein has served as a director of Ship Finance International since  September 2011, North Atlantic Drilling Ltd since September 2013, and Northern Offshore Limited since February 2012, and has served as Chairman of the Board of Directors of Aktiv Kapital AS and Deep Sea Supply plc since May 2013. Mr. Thorstein has an M Sc. in Industrial Economics and Technology Management from the Norwegian University of Science and Technology.

Bart Veldhuizen has served as the Company's director since January 2013, and serves on the Company's conflicts committee and audit committee. Mr. Veldhuizen has been working in the shipping industry since 1994 on both the banking and non banking side. Mr. Veldhuizen is a founding director in Breakwater Capital Ltd. Breakwater Capital is an investment and advisory company in London focusing on the maritime industry. Mr. Veldhuizen is also a director of Golar LNG Partners LP. From August 2007 until October 2011, he was the Managing Director & Head of Shipping of Lloyds Banking. In this capacity, Mr. Veldhuizen managed the combined Lloyds Bank and Bank of Scotland’s USD 16 billion shipping loan and lease portfolio. He started his career with Van Ommeren Shipping, a Dutch public shipping & storage company after which he joined DVB bank as a shipping banker working in both Rotterdam and Piraeus. In 2000, he joined Smit International, a publicly listed Maritime service provider active in salvage, marine contracting and harbour towage. After working for Smit in both Greece and Singapore, Mr. Veldhuizen returned to the Netherlands in August 2003 to work with NIBC Bank, a Dutch based merchant bank. Mr. Veldhuizen holds a degree in Business Economics from the Erasmus University in Rotterdam, the Netherlands
Tony Curry was appointed to the Company's board of directors in April 2013. Mr. Curry also serves on the Company's conflicts committee. Mr. Curry retired from Shell in May 2009 having spent 40 years in Shell Shipping. For the last 12 years of his employment with Shell Shipping Mr. Curry was the Time Charter & Sale and Purchase Manager. Prior to this Mr. Curry spent seven years in Shell Western Services, Nassau, Bahamas as the Oil Freight Manager. Mr. Curry was a Director of Frontline Ltd from October 2009 to April 2013.
Executive Officers
The Company currently does not employ any of the Company's executive officers and rely solely on Seadrill Management to provide the Company with personnel who perform executive officer services for the Company's benefit pursuant to the management and administrative services agreements and who are responsible for the Company's day-to-day management subject to the direction of the Company's board of directors. Seadrill Management also provides certain advisory, technical management services to OPCO’s fleet and administrative services to the Company pursuant to the management and administrative services agreement. The following table provides information about each of the personnel of Seadrill Management who perform executive officer services for us. The business address for the Company's executive officers is 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom.

Name	Age	Position
Graham Robjohns	49	Chief Executive Officer and Director
Rune Magnus Lundetræ	37	Chief Financial Officer
Graham Robjohns has served as the Company's Chief Executive Officer since June 2012 and as the Company's director since September 2012. Mr. Robjohns currently serves as a director of Seadrill UK Ltd., a wholly owned subsidiary of Seadrill, and has served in such position since June 2010. Mr. Robjohns has also served as Principal Executive Officer of Golar LNG Partners LP since July 2011 and prior to that, served as its Chief Executive Officer and Chief Financial Officer from April 2011 to July 2011. Mr. Robjohns served as the Chief Financial Officer of Golar Management from November 2005 until June 2011. Mr. Robjohns also served as Chief Executive Officer of Golar LNG Management from November 2009 until July 2011. Mr. Robjohns served as Group Financial Controller of Golar Management from May 2001 to November 2005 and as Chief Accounting Officer of Golar Management from June 2003 until November 2005. He was the Financial Controller of Osprey Maritime (Europe) Ltd from March 2000 to May 2001. From 1992 to March 2000 he worked for Associated British Foods Plc. and then Case Technology Ltd (Case), both manufacturing businesses, in various financial management positions and as a director of Case. Prior to 1992, Mr. Robjohns worked for PricewaterhouseCoopers in their corporation tax department. He is a member of the Institute of Chartered Accountants in England and Wales.
Rune Magnus Lundetræ has served as the Company's Chief Financial Officer since June 2012. Mr. Lundetræ has also served as Chief Financial Officer of Seadrill Management since 2012. From November 2010 to February 2012, Mr. Lundetræ was Finance Director for Seadrill Americas and Commercial Director for Seadrill Europe (now North Atlantic). He also served as Chief Financial Officer for Scorpion Offshore Ltd after Seadrill acquired a majority stake in the company in July 2010 and up to delisting the company in November 2010, and as Chief Financial Officer of North Atlantic from May 2012 until February 2014. Prior to joining Seadrill in 2007, Mr. Lundetræ worked as an auditor for KPMG and PricewaterhouseCoopers in Stavanger, Norway from 2001 until 2007. Mr. Lundetræ graduated as MSc in Management from the London School of Economics in 2001 and as MSc in Accounting and Auditing from the Norwegian School of Business Administration (NHH) in 2004. He registered as a Certified Public Accountant (CPA) in Norway in 2005.

B.     Compensation
Reimbursement of Expenses
The Seadrill Member does not receive compensation from the Company for any services it may provide on the Company's behalf, although it is entitled to reimbursement for expenses incurred on the Company's behalf. In addition, the Company reimburses Seadrill Management and Seadrill UK Ltd. for expenses incurred pursuant to the management and administrative services agreements that the Company entered into with Seadrill Management and Seadrill UK Ltd. in connection with the closing of the Company's IPO. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administrative Services Agreements.”
Executive Compensation
Neither the Company nor OPCO paid any compensation to the Company's or its directors or officers nor accrued any obligations with respect to management incentive or retirement benefits for periods prior to the Company's IPO. Under the management and administrative services agreements, the Company is obligated to reimburse Seadrill Management for their reasonable costs and expenses incurred in connection with the provision of executive officer and other administrative services to us. In addition, the Company is obligated to pay Seadrill Management a management fee equal to 5% of the costs and expenses incurred on the Company's behalf. For the year ended December 31, 2013, the Company incurred total costs, expenses and fees under these agreements of approximately $0.6 million. The amount of the Company's reimbursement to Seadrill Management for the time of the Company's officers depends on an estimate of the percentage of time the Company's officers spend on the Company's business and is based upon a percentage of the salary and benefits Seadrill Management, as applicable, pays to such officers. Seadrill Management Ltd. provides for the compensation of Mr. Lundetræ and Mr. Robjohns in accordance with its own policies and procedures. The Company does not pay any additional compensation to the Company's officers. Officers and employees of affiliates of Seadrill may participate in employee benefit plans and arrangements sponsored by Seadrill or its affiliates, including plans that may be established in the future. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administrative Services Agreements.”

Compensation of Directors
The Company's officers or officers of Seadrill who also serve as the Company's directors receive additional compensation for their service as directors. Additionally the Company's directors receive compensation for their service as directors and members of the audit committee and conflicts committee receive additional compensation for their services on these committees. During the year ended December 31, 2013, the Company's directors received aggregate compensation for services of $0.3 million. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by the Company for actions associated with being a director to the extent permitted under Marshall Islands law.

C.     Board Practices
General
The Company's operating agreement provides that the Company's board of directors has authority to oversee and direct the Company's operations, management and policies on an exclusive basis. The Company's executive officers manage the Company's day-to-day activities consistent with the policies and procedures adopted by the Company's board of directors. Certain of the Company's current executive officers and directors are also executive officers or directors of Seadrill or its subsidiaries.
The Company's current board of directors consists of seven members: Kate Blankenship, Tor Olav Trøim, Graham Robjohns, Bert Bekker, Harald Thorstein, Bart Veldhuizen, and Tony Curry. The Company's board has determined that each of Mrs. Blankenship, Mr. Bekker and Mr. Veldhuizen satisfies the independence standards established by The New York Stock Exchange, or NYSE, as applicable to us. Following the Company's first annual meeting of unitholders which took place on January 2, 2014, the Company's board consists of seven members, three of whom were appointed by the Seadrill Member in its sole discretion and four of whom were elected by its common unitholders.. The directors appointed by the Seadrill Member, Tor Olav Trøim, Kate Blankenship and Graham Robjohns, will serve as directors for terms determined by the Seadrill Member. Directors elected by its common unitholders are divided into three classes serving staggered three-year terms. Four of the seven directors are elected by its common unitholders. Harald Thorstein is designated as the Class I elected director and will serve until the Company's annual meeting of unitholders in 2014, Bert Bekker is designated as the Class II elected director and will serve until its annual meeting of unitholders in 2015, and Bart Veldhuizen and Tony Curry are designated as the Company's Class III elected directors and will serve until its annual meeting of unitholders in 2016. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by the Company's common unitholders will be nominated by the board of directors or by any member or group of members that holds at least 10% of the outstanding common units.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time, any person or group owns beneficially more than 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 5% may not be voted (except for purposes of nominating a person for election to the board). The voting rights of any such unitholders in excess of 5% will effectively be redistributed pro rata among the other common unitholders holding less than 5% of the voting power of such class of units. The Seadrill Member, its affiliates and persons who acquired common units with the prior approval of its board of directors is not subject to this 5% limitation except with respect to voting their common units in the election of the elected directors.
Committees
The Company has an audit committee that, among other things, reviews the Company's external financial reporting, engages external auditors and oversees its internal audit activities and procedures and the adequacy of its internal accounting controls. The Company's audit committee is currently composed of three directors, Kate Blankenship, Bert Bekker and Bart Veldhuizen. The Company's board has determined that each of Ms. Blankenship, Mr. Bekker and Mr. Veldhuizen satisfies the independence standards established by the NYSE. Ms. Blankenship qualifies as an “audit committee expert” for purposes of SEC rules and regulations.

The Company also has a conflicts committee composed of two members of its board of directors. The conflicts committee is available at the board’s discretion to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to the Company. The members of the conflicts committee may not be officers or employees of the Company or directors, officers or employees of the Seadrill Member or its affiliates, and must meet the independence standards established by the NYSE to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to the Company, approved by all of its members, and not a breach by its directors, the Seadrill Member or its affiliates of any duties any of them may owe the Company or its unitholders. The current members of the Company's conflicts committee are Bart Velduizen and Tony Curry. Bert Bekker resigned from the conflicts committee on April 29, 2013, as a consequence of his appointment as a director of Seadrill.
Exemption From NYSE Corporate Governance Rules
Because the Company qualifies as a foreign private issuer under SEC rules, the Company is permitted to follow the corporate governance practices of the Marshall Islands (the jurisdiction in which the Company is organized) in lieu of certain NYSE corporate governance requirements that would otherwise be applicable to U.S. companies. NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is composed of a majority of independent directors. Under Marshall Islands law, the Company is not required to have a board of directors composed of a majority of directors meeting the independence standards described in NYSE rules. Accordingly, its board of directors is not composed of a majority of independent directors. NYSE rules do not require foreign private issuers like us to establish a compensation committee or a nominating/corporate governance committee. Similarly, under Marshall Islands law, the Company is not required to have a compensation committee or a nominating/corporate governance committee. Accordingly, the Company does not have a compensation committee or a nominating/corporate governance committee. For a listing and further discussion of how the Company's corporate governance practices differ from those required of U.S. companies listed on the NYSE, please see Item 16G or visit the corporate governance section of our website at www.seadrillpartners.com.
Management of OPCO
The Company's wholly owned subsidiary, Seadrill Operating GP LLC, the general partner of Seadrill Operating LP, manages Seadrill Operating LP’s operations and activities. The Company's board of directors has the authority to appoint and elect the directors of Seadrill Operating GP LLC, who in turn appoint the officers of Seadrill Operating GP LLC. Certain of the Company's directors and officers also serve as directors or executive officers of Seadrill Operating GP LLC. The partnership agreement of Seadrill Operating LP provides that certain actions relating to Seadrill Operating LP must be approved by its board of directors. These actions include, among other things, establishing maintenance and replacement capital and other cash reserves and the determination of the amount of quarterly distributions by Seadrill Operating LP to its partners, including us. In addition, the Company owns 51% of the limited liability company interests in Seadrill Capricorn Holdings LLC and control its operations and activities. The Company also owns 100% of the limited liability company interests in Seadrill Partners Operating LLC and control its operations and activities. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—OPCO Operating Agreements.”

D.     Employees
The Company's Chief Executive Officer and Chief Financial Officer provide their services to us pursuant to the management and administrative services agreements.
As of December 31, 2013, approximately 1,271 offshore staff served on OPCO’s offshore drilling units and approximately 69 staff served onshore in technical, commercial and administrative roles in various countries. Certain subsidiaries of Seadrill provide onshore advisory, operational and administrative support to OPCO’s operating subsidiaries pursuant to service agreements. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Advisory, Technical and Administrative Services Agreements,” “Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administrative Services Agreements”.
Some of Seadrill’s employees that provide services for OPCO and OPCO’s contracted labor are represented by collective bargaining agreements. Some of these agreements require the contribution of certain amounts to retirement funds and pension plans and special procedures for the dismissal of employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs for OPCO, other increased costs or increased operating restrictions that could adversely affect its financial performance. Seadrill considers its relationships with the various unions as stable, productive and professional.

E.     Unit Ownership
See Item 7 “Major Unitholders and Related Party Transactions—Major Unitholders.”

Item 7.         Major Unitholders and Related Party Transactions

A.     Major Unitholders
The following table sets forth the beneficial ownership of units of Seadrill Partners LLC owned by beneficial owners of 5% or more of the units, and its directors and executive officers as of April 29, 2013.

Name of Beneficial Owner	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially Owned
	Number	Percent	Number	Percent
Seadrill Limited(1)	23,092,050	39.8%	16,543,350	100.0%	53.2%
OppenheimerFunds, Inc.	5,162,016	11.6%	—	—%	6.9%
Neuberger Berman Group LLC	4,029,476	9.4%	—	—%	5.4%
Tor Olav Trøim (Chairman)	*	*	—	—%	*
Graham Robjohns (Chief Executive Officer and Director)	*	*	—	—%	*
Rune Magnus Lundetræ (Chief Financial Officer)	*	*	—	—%	*
Bert Bekker (Director)	—	—%	—	—%	—
Kate Blankenship (Director)	—	—%	—	—%	—
Harald Thorstein (Director)	—	—%	—	—%	—
Bart Veldhuizen (Director)	—	—%	—	—%	—
Tony Curry (Director)	—	—%	—	—%	—
All directors and executive officers as a group (8 persons)	106,000	1.1%	—	—%	*
 * Less than 1%.

(1)
Seadrill’s principal shareholder, Hemen Holdings Limited, a Cyprus Holding Company, and other related companies which are collectively referred to herein as Hemen own approximately 115,097,583 shares, or 24.6%, of the common stock of Seadrill. The shares of Hemen are held in trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the Seadrill common shares held by Hemen, except to the extent of his voting and dispositive interest in such common shares. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen. On April 18, 2013, a related trust bought in market transactions 2,015,790 call options in Seadrill with a strike price of $39.69 and maturity January 2015, for a price of $1.0678 per option. Hemen is also party to separate Total Return Swap Agreements relating to 3,900,000 of Seadrill’s common shares.
Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time any person or group owns beneficially more than 5% of any class of units then outstanding, any units beneficially owned by that person or group in excess of 5% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to the board), determining the presence of a quorum or for other similar purposes under the Company's operating agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 5% will effectively be redistributed pro rata among the other common unitholders holding less than 5% of the voting power of all classes of units entitled to vote. The Seadrill Member, its affiliates and persons who acquired common units with the prior approval of the Company's board of directors will not be subject to this 5% limitation except with respect to voting their common units in the election of the elected directors.

B.     Related Party Transactions
From time to time the Company has entered into agreements and have consummated transactions with certain related parties. The Company may enter into related party transactions from time to time in the future. In connection with the Company's IPO, the Company established a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions. The related party transactions that the Company has entered into or were party to during the year ended December 31, 2013 are discussed below.

T-15 Acquisition
On May 17, 2013, Seadrill Partners Operating LLC acquired Seadrill T-15 Ltd., or Seadrill T-15, the entity that owns the T-15, and Seadrill International Limited, or Seadrill International, the entity that is party to the T-15 and T-16 drilling contracts, from Seadrill for a total purchase price of $210 million, less approximately $100.5 million of Seadrill’s debt outstanding and related to the T-15 under the T-15 and T-16 Credit Facility described below. Seadrill Partners Operating LLC financed the purchase price by borrowing $109.5 million from Seadrill under a loan agreement. The loan bears interest at a rate of LIBOR plus 5% and matures in May 2016.
In connection with the T-15 acquisition, Seadrill T-15 entered into a related party loan agreement with Seadrill in the amount of approximately $100.5 million, corresponding to the aggregate principal amount outstanding under the T-15 and T-16 Credit Facility allocable to the T-15. Pursuant to the related party loan agreement, Seadrill T-15 can make payments of principal and interest directly to the lenders under the T-15 and T-16 Credit Facility on Seadrill's behalf or to Seadrill, corresponding to payments of principal and interest due under the T-15 and T-16 Credit Facility that are allocable to the T-15. Seadrill has the option to make the payments of principal and interest directly to the lenders themselves, and specify an alternate method of compensation from Seadrill T-15. The T-15 and T-16 Credit Facility is a $440 million senior secured term loan with a syndicate of banks. The T-15 and the T-16 are pledged to secure Seadrill’s obligations under the T-15 and T-16 Credit Facility. The T-15 and T-16 Credit Facility bears interest at a rate of LIBOR plus 3.25% and will mature in December 2017.

T-16 Acquisition
On October 18, 2013, Seadrill Partners Operating LLC acquired Seadrill T-16 Ltd, or Seadrill T-16, the entity that owns the T-16, and the beneficial interest in the T-16 drilling contract, from Seadrill for a total purchase price of $200 million, less approximately $93.1 million debt outstanding under the T-15 and T-16 Credit Facility relating to the T-16. The Company issued 3,310,622 common units to Seadrill as consideration for the purchase in a private placement transaction.
In connection with the T-16 acquisition, Seadrill T-16 entered into a related party loan agreement with Seadrill in the amount of approximately $93.1 million, corresponding to the aggregate principal amount outstanding under the T-15 and T-16 Credit Facility allocable to the T-16. Pursuant to the related party loan agreement, Seadrill T-16 can make payments of principal and interest directly to the lenders under the T-15 and T-16 Credit Facility on Seadrill's behalf or to Seadrill, corresponding to payments of principal and interest due under the T-15 and T-16 Credit Facility that are allocable to the T-16.

T-15 and T-16 Bareboat Charters
Seadrill T-15 and Seadrill International are each party to a bareboat charter agreement with Seadrill UK Ltd., a wholly owned subsidiary of Seadrill. Under this arrangement, the difference in the charter hire rate between the two charters is retained by Seadrill UK Ltd., in the amount of approximately $820 per day.

Seadrill T-16 Ltd. and Seadrill International Ltd. are each party to a bareboat charter agreement with Seadrill UK Ltd.. Under this arrangement, the difference in the charter hire rate between the two charters is retained by Seadrill UK Ltd., in the amount of approximately $770 per day.

West Leo and West Sirius Acquisitions
On December 13, 2013, Seadrill Operating LP acquired (the “Leo Acquisition”) all of the ownership interests in each of the entities that own, operate and manage the semi-submersible drilling rig, West Leo (the “Leo Business”) and Seadrill Capricorn Holdings LLC acquired (the “Sirius Acquisition”) all of the ownership interests in each of the entities that own and operate the semi-submersible drilling rig, West Sirius (the “Sirius Business”). The Leo Acquisition and the Sirius Acquisition were accomplished through a series of purchases and contributions. The implied purchase prices of the Leo Acquisition and the Sirius Acquisition were $1.250 billion and $1.035 billion, respectively, in each case, including working capital. The Company's portion of the purchase price after debt financing at the OPCO level for the Leo Acquisition was $229.4 million. The Company's portion of the purchase price after debt financing at the OPCO level for the Sirius Acquisition was $298.4 million. The Company funded $70 million of the $298.4 million purchase price by issuing a zero coupon discount note to Seadrill which was repaid in full in March 2014. In addition, Seadrill Capricorn Holdings LLC financed $229.9 million of the purchase price of the Sirius Acquisition by issuing a zero coupon discount note to Seadrill which was repaid in full in February 2014. As a result of these transactions, the Company acquired a (i) 30% indirect interest in the Leo Business and (ii) 51% indirect interest in the Sirius Business.
In connection with the acquisitions, Seadrill Capricorn Holdings LLC and Seadrill Leo Ltd each entered into related party loan agreements with Seadrill in the amount of approximately $220.1 million and $485.5 million, respectively, corresponding to the aggregate principal amount outstanding under Seadrill's rig financing facilities allocable to the West Sirius and the West Leo, respectively. Pursuant to the related party loan agreements, Seadrill Capricorn Holdings LLC and Seadrill Leo Ltd could make payments of principal and interest directly to the lenders under each rig financing facility on Seadrill's behalf or to Seadrill, corresponding to payments of principal and interest due under such rig financing facility that were allocable to the West Sirius and the West Leo, respectively. The rig financing facility relating to the West Sirius bore interest at a rate of LIBOR plus 3.31% and matures in June 2014. The rig financing facility relating to the West Leo bore interest at a rate of LIBOR plus 2.25% to 5.0% and matures in December 2017. These loans were repaid in full in February 2014. See Item 5B. “Liquidity and Capital Resources-Borrowing Activities-Senior Secured Credit Facilities.”
Auriga Acquisition
On March 24, 2014, Seadrill Capricorn Holdings LLC acquired from Seadrill all of the ownership interests in each of Seadrill Auriga Hungary Kft., a Hungarian company which owns the drillship, the West Auriga, and Seadrill Gulf Operations Auriga LLC, a Delaware limited liability company which operates the West Auriga. The Auriga Acquisition was accomplished through a series of purchases and contributions. As a result of these transactions, the Company acquired a 51% indirect interest in the ownership and operations of the West Auriga. The implied purchase price of the Auriga Acquisition was $1.24 billion. The Company's portion of the purchase price for the Auriga Acquisition, after debt financing at the OPCO level, was $355.4 million. In addition, Seadrill Capricorn Holdings LLC financed $100.0 million of the purchase price by issuing a zero coupon limited recourse discount note to Seadrill that matures in September 2015. Upon maturity of such note, Seadrill Capricorn Holdings LLC will repay $103.7 million to Seadrill. Seadrill Auriga Hungary Kft. is a borrower under the $1.45 billion credit facility (the “Auriga Facility”) used to finance the West Auriga, and under which its obligations are secured by the West Auriga. As of the closing date of the Auriga Acquisition, Seadrill Auriga Hungary owed $443.1 million in principal under the Auriga Facility. Seadrill Auriga Hungary’s liability to repay debt under the Auriga Facility that relates to the other rigs owned by Seadrill remains. However, Seadrill indemnified Seadrill Auriga Hungary Kft. against any liability it may incur under the Auriga Facility in respect of such debt. The first tranche of the Auriga Facility matures in February 2018 and currently bears an interest rate of LIBOR plus a margin of 1.2% to 3.0%.
In order to fund the Company's portion of the purchase price of the Auriga Acquisition, on March 17, 2014, the Company sold an aggregate of (i) 11,960,000 common units to the public at a price of $30.60 per unit and (ii) 1,633,987 common units to Seadrill at a price of $30.60 per unit. The aggregate net proceeds from those offerings were approximately $401.3 million.

Amendment to Contribution and Sale Agreement
On June 30, 2013, the Company and certain of its subsidiaries entered into an agreement with Seadrill and certain of its subsidiaries to amend the Contribution and Sale Agreement that was entered into with Seadrill at the time of the IPO in October 2012 to convert certain intercompany payables to equity. Pursuant to that amendment, as of June 30, 2013, its accounts and those of Seadrill were adjusted to reflect a net capital contribution in the amount of $20.0 million by Seadrill to Seadrill Operating LP and a net capital contribution in the amount of $20.5 million by Seadrill to Seadrill Capricorn Holdings LLC. No additional units were issued to Seadrill in connection with either of these contributions.

Omnibus Agreement
At the closing of the Company's IPO, the Company and OPCO entered into an omnibus agreement with Seadrill, the Seadrill Member and certain of the Company's and OPCO’s other subsidiaries. The following discussion describes certain provisions of the omnibus agreement.
Noncompetition
Under the omnibus agreement, Seadrill agreed, and caused its controlled affiliates (other than the Company, the Seadrill Member and its subsidiaries) to agree, not to acquire, own, operate or contract for any drilling rig operating under a contract for five or more years. For purposes of the omnibus agreement, the term drilling rigs refers only to semi-submersibles, drillships and tender rigs. The Company refers to these drilling rigs, together with any related contracts, as “Five-Year Drilling Rigs” and to all other drilling rigs, together with any related contracts, as “Non-Five-Year Drilling Rigs.” The restrictions in this paragraph do not prevent Seadrill or any of its controlled affiliates (including us and its subsidiaries) from:

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

(2)
if less than a majority of the value of the business or assets acquired is attributable to Five-Year Drilling Rigs, as determined in good faith by Seadrill’s board of directors, Seadrill must offer to sell such drilling rigs to us for their fair market value plus any additional tax or other similar costs that Seadrill incurs in connection with the acquisition and the transfer of such drilling rigs to us separate from the acquired business; and

(3)
if a majority or more of the value of the business or assets acquired is attributable to Five-Year Drilling Rigs, as determined in good faith by Seadrill’s board of directors, Seadrill must notify us of the proposed acquisition in advance. Not later than 10 days following receipt of such notice, the Company will notify Seadrill if the Company wishes to acquire such drilling rigs in cooperation and simultaneously with Seadrill acquiring the Non-Five-Year Drilling Rigs. If the Company does not notify Seadrill of its intent to pursue the acquisition within 10 days, Seadrill may proceed with the acquisition and then offer to sell such drilling rigs to us as provided in (a) above;

(5)	acquiring a non-controlling interest in any company, business or pool of assets;

(6)
acquiring, owning, operating or contracting for any Five-Year Drilling Rig if the Company does not fulfill its obligation to purchase such drilling rig in accordance with the terms of any existing or future agreement;

(7)
acquiring, owning, operating or contracting for a Five-Year Drilling Rig subject to the offers to us described in paragraphs (2), (3) and (4) above pending the Company's determination whether to accept such offers and pending the closing of any offers the Company accepts;

(8)	providing drilling rig management services relating to any drilling rig;

(9)	owning or operating a Five-Year Drilling Rig that Seadrill owned and operated as of October 24, 2012, and that was not included in OPCO’s initial fleet; or

(10)	acquiring, owning, operating or contracting for a Five-Year Drilling Rig if the Company has previously advised Seadrill that the Company consents to such acquisition, operation or contract.
If Seadrill or any of its controlled affiliates (other than us or its subsidiaries) acquires, owns, operates or contracts for Five-Year Drilling Rigs pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.
Under the omnibus agreement the Company is not restricted from acquiring, operating or contracting for Non-Five-Year Drilling Rigs.
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

Rights of First Offer on Drilling Rigs
Under the omnibus agreement, the Company and its subsidiaries granted to Seadrill a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Drilling Rigs or Non-Five-Year Drilling Rigs owned by us. Under the omnibus agreement, Seadrill agreed (and will cause their subsidiaries to agree) to grant a similar right of first offer to us for any Five-Year Drilling Rigs they might own. These rights of first offer do not apply to a (a) sale, transfer or other disposition of drilling rigs between any affiliated subsidiaries, or pursuant to the terms of any current or future contract or other agreement with a contractual counterparty or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.
Prior to engaging in any negotiation regarding any drilling rig’s disposition with respect to a Five-Year Drilling Rig with a non-affiliated third-party or any Non-Five-Year Drilling Rig, the Company or Seadrill, as the case may be, will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction. During the 30 day period after the delivery of such notice, the Company and Seadrill will negotiate in good faith to reach an agreement on the transaction. If the Company does not reach an agreement within such 30 day period, the Company or Seadrill, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-contract the drilling rig to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or Seadrill, as the case may be, than those offered pursuant to the written notice.
Upon a change of control of us or the Seadrill Member, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of Seadrill, the right of first offer provisions applicable to Seadrill under the omnibus agreement will terminate at the time that is the later of the date of the change of control and the date on which all of its outstanding subordinated units have converted to common units.
Rights of First Offer on OPCO Equity Interests
Pursuant to the omnibus agreement, Seadrill granted (and caused its controlled affiliates other than us to grant) to us a 30 day right of first offer on any proposed transfer, assignment, sale or other disposition of any equity interests in OPCO upon agreement of the purchase price of such equity interests by Seadrill and us. The right of first offer under the omnibus agreement does not apply to a transfer, assignment, sale or other disposition of any equity interest in OPCO between any controlled affiliates.
Prior to engaging in any negotiation regarding any disposition of equity interests in OPCO to an unaffiliated third party, Seadrill will deliver a written notice setting forth the material terms and conditions of the proposed transactions. During the 30 days period after the delivery of such notice, the Company and Seadrill will negotiate in good-faith to reach an agreement on the transaction. If the parties do not reach an agreement within such 30 day period, Seadrill will be able within the next 180 days to transfer, assign, sell or otherwise dispose of any equity interest in OPCO to an unaffiliated third party (or agree in writing to undertake such transaction with a third party) on terms generally no less favorable to the third party than those included in the written notice.
If Seadrill or its affiliates no longer control the Seadrill Member or the Company, the provisions of the omnibus agreement relating to the right of first offer with respect to the equity interests in OPCO will terminate automatically. Upon a change of control of Seadrill, the provisions of the omnibus agreement relating to the right of first offer with respect to the equity interests in OPCO will terminate at the later of (a) the date on which all of the outstanding subordinated units have converted into common units and (b) the date of the change of control of Seadrill.
Indemnification
Under the omnibus agreement, Seadrill has agreed to indemnify us until October 24, 2017 against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to us to the extent arising prior to the time they were contributed or sold to us. Liabilities resulting from a change in law after October 24, 2012 are excluded from the environmental indemnity. There is an aggregate cap of $10 million on the amount of indemnity coverage provided by Seadrill for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case Seadrill is liable for claims only to the extent such aggregate amount exceeds $500,000.
Seadrill has also agreed to indemnify us for liabilities related to:

•
certain defects in title to Seadrill’s assets contributed or sold to OPCO and any failure to obtain, prior to the time they were contributed, certain consents and permits necessary to conduct, own and operate such assets, which liabilities arise on or before October 24, 2015 (or, in the case of the T-15 or the T-16, within three years after its purchase of the T-15 or the T-16); and

•	tax liabilities attributable to the operation of the assets contributed or sold to OPCO prior to the time they were contributed or sold.
Amendments

The omnibus agreement may not be amended without the prior approval of the conflicts committee of the Company's board of directors if the proposed amendment will, in the reasonable discretion of its board of directors, adversely affect holders of its common units.
Management and Administrative Services Agreements
On October 24, 2012, in connection with the closing of the Company's IPO, it entered into a management and administrative services agreement with Seadrill Management, pursuant to which Seadrill Management or its affiliates provide certain management and administrative support services to us. The agreement has an initial term of five years.
The management and administrative services agreement with Seadrill Management may be terminated prior to the end of its term by us upon 90 days’ written notice for any reason in the sole discretion of its board of directors. In addition, the management and administrative services agreement may be terminated by Seadrill Management upon 90 days’ written notice if:

•	there is a change of control of us or the Seadrill Member;

•	a receiver is appointed for all or substantially all of its property;

•	an order is made to wind up the company;

•	a final judgment, order or decree that materially and adversely affects its ability to perform the agreement is obtained or entered and not vacated, discharged or stayed; or

•	the Company makes a general assignment for the benefit of its creditors, file a petition in bankruptcy or liquidation or are adjudged insolvent or bankrupt or commence any reorganization proceedings.
Under the management and administrative services agreement with Seadrill Management, certain officers of Seadrill Management provide executive officer functions for its benefit. These officers of Seadrill Management are responsible for the Company's day-to-day management subject to the direction of the board of directors. The Company's board of directors has the ability to terminate the arrangement with Seadrill Management regarding the provision of executive officer services to us with respect to any or all of such officers at any time in its sole discretion.
The management and administrative services provided by Seadrill Management include:

•	Corporate Governance Services: assistance in the provision of general company secretarial services;

•	Company Records Services: the safekeeping and professional filing of all original corporate documents;

•
Treasury Services: assistance in the operation of bank accounts in accordance with such principles as its board of directors from time to time shall approve; assistance in collection of accounts receivable and payment of accounts payable;

•	Financing: assistance in all matters relevant to the financing of its activities, including the identification of sources of potential financing and negotiation of financing arrangements;

•	Insurance: assistance in arranging to insure OPCO’s drilling units and other necessary insurance and assistance in management of insurance claims;

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

•	Disputes: assistance in the prosecution or defense of any and all legal proceedings by or against us;

•	Marketing Services: assistance in the marketing of OPCO’s drilling units; and

•	General Administrative Services: any general administrative services as the Company may require.
Each quarter, the Company will reimburse Seadrill Management for its reasonable costs and expenses incurred in connection with the provision of these services. In addition, the Company will pay Seadrill Management a management fee equal to 5% of its costs and expenses incurred in connection with providing services to us for the quarter. Amounts payable under the management and administrative services agreement must be paid within 30 days after Seadrill Management submits to us an invoice for such fees, costs and expenses, together with any supporting detail that may be reasonably required.
Under the management and administrative services agreement with Seadrill Management, the Company has agreed to indemnify Seadrill Management and its officers, employees, agents and sub-contractors against all actions which may be brought against them under the management and administrative services agreement; provided, however that such indemnity excludes losses which may be caused by or due to the fraud, gross negligence or willful misconduct of Seadrill Management or its officers, employees, agents or sub-contractors.
Advisory, Technical and Administrative Services Agreements
Each of OPCO’s operating subsidiaries have entered into certain advisory, technical and/or administrative services agreements with subsidiaries of Seadrill, pursuant to which such subsidiaries provide advisory, technical and administrative services. Each quarter, OPCO’s subsidiaries will reimburse such Seadrill subsidiaries for their reasonable costs and expenses incurred in connection with the provision of these services. In addition, OPCO’s subsidiaries will pay to such Seadrill subsidiaries a service fee equal to approximately 5% of their costs and expenses incurred in connection with providing services to OPCO’s subsidiaries for the quarter. Amounts payable under advisory, technical and administrative services agreements must be paid within 30 days after such Seadrill subsidiary submits to the applicable OPCO subsidiary an invoice for such fees, costs and expenses, together with any supporting detail that may be reasonably required. Such services include:

•
Operations Services: assistance and support for the development of technical standards, supervision of third-party contractors, development of maintenance practices and strategies, development of operating policies, improvement of efficiency, minimizing environmental and safety incidents, periodic auditing of operations and purchasing and logistics;

•
Technical Supervision Services: assistance and advice on maintaining vessel classification and compliance with local regulatory requirements, compliance with contractual technical requirements for the drilling units, ensuring that technical operations are professional and satisfactory in every respect;

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
Operating Agreements for Seadrill Operating LP and Seadrill Capricorn Holdings LLC
The Company's wholly-owned subsidiary, Seadrill Operating GP LLC, and Seadrill have entered into an agreement of limited partnership of Seadrill Operating LP. This agreement governs the ownership and management of Seadrill Operating LP, designates Seadrill Operating GP LLC as the general partner of Seadrill Operating LP, and provides for quarterly distributions of available cash to its partners, as determined by us as the sole member of the general partner of Seadrill Operating LP.
The Company owns 51% of the limited liability company interests in Seadrill Capricorn Holdings LLC and control its operations and activities. Seadrill owns 49% of the limited liability company interests. The limited liability company agreement that governs the ownership and management of Seadrill Capricorn Holdings LLC provides for quarterly distributions of available cash to its members, as determined by us as its controlling member.
These operating agreements provide that the amount of cash reserves for future maintenance and replacement capital expenditures, working capital and other matters and the amount of quarterly cash distributions to owners will be determined by the Company as the sole member of Seadrill Operating GP LLC and by the board of directors of Seadrill Capricorn Holdings LLC. In addition, its approval as the sole member of Seadrill Operating GP LLC and as the controlling member of Seadrill Capricorn Holdings LLC is required for the following actions relating to Seadrill Operating LP or Seadrill Capricorn Holdings LLC:

•	effecting any merger or consolidation involving Seadrill Operating LP or Seadrill Capricorn Holdings LLC;

•	effecting any sale or exchange of all or substantially all of Seadrill Operating LP or Seadrill Capricorn Holdings LLC's assets;

•	dissolving or liquidating Seadrill Operating LP or Seadrill Capricorn Holdings LLC;

•
creating or causing to exist any consensual restriction on the ability of Seadrill Operating LP or Seadrill Capricorn Holdings LLC to make distributions, pay any indebtedness, make loans or advances or transfer assets to us or its subsidiaries;

•
settling or compromising any claim, dispute or litigation directly against, or otherwise relating to indemnification by Seadrill Operating LP or Seadrill Capricorn Holdings LLC of, any of the directors or officers of Seadrill Operating GP LLC or Seadrill Capricorn Holdings LLC; or

•	issuing additional interests in Seadrill Operating LP or Seadrill Capricorn Holdings LLC.
Approval of the conflicts committee of the Company's board of directors is required to amend these operating agreements.

Sponsor Credit Facility
On October 24, 2012, in connection with the closing of the Company's IPO, OPCO entered into a $300 million revolving credit facility with Seadrill, as the lender, to be used to fund working capital requirements, acquisitions and other general company purposes. On March 1, 2014, the revolving credit facility was amended to reduce its capacity to $100 million. The sponsor credit facility is for a term of 5 years, and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. For a more detailed description of the sponsor credit facility, please read Item 5 “Operating Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Sponsor Credit Facility.”
Rig Financing Agreements
In September 2012, each of OPCO’s subsidiaries that owns the West Capricorn, the West Vencedor, the West Aquarius, and the West Capella, or the rig owning subsidiaries, entered into intercompany loan agreements with Seadrill in the amount of approximately $522.5 million, $115.2 million, $304.6 million and $295.3 million respectively, corresponding to the aggregate principal amount outstanding under the facilities allocable to the West Capricorn, the West Vencedor, the West Aquarius, and the West Capella respectively. During 2013, the rig owning companies of the T-15, T-16, West Leo and West Sirius entered into intercompany loan agreements with Seadrill in the amount of approximately $100.5 million, $93.1 million, $485.5 million and $220.1 million respectively, corresponding to the aggregate principal amount outstanding under the facilities allocable to the T-15, T-16, West Leo and West Sirius respectively. The Company refers to the West Capricorn Facility, the West Vencedor Facility, the T-15 and T-16 Facility, and, prior to their refinancing in February 2014, the West Capella, West Aquarius, and West Sirius Facility and the West Leo Facility, collectively, as the Rig Facilities. See “-Senior Secured Credit Facilities” below for a description of the refinancing of the West Capella, West Aquarius, and West Sirius Facility and the West Leo Facility.
Pursuant to these related party loan agreements, each rig owning subsidiary can make payments of principal and interest to Seadrill or directly to the third party lenders under each facility.
Contribution and Sale Agreement
In connection with the closing of the Company's IPO, it entered into a contribution and sale agreement with Seadrill and certain of its subsidiaries that affected the transfer of the ownership interests in OPCO to the Company, and the use of the net proceeds of the IPO.
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

Legal Proceedings
From time to time OPCO has been, and the Company expects that in the future the Company and OPCO will be, subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company or OPCO. Please also see Note 19 on Commitments and Contingencies to the audited Consolidated and Combined Carve-Out Financial Statements included elsewhere in this annual report.
The Company's Cash Distribution Policy
Rationale for the Company's Cash Distribution Policy
The Company's cash distribution policy reflects a judgment that its unitholders will be better served by the Company distributing its available cash (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. The Company will generally finance any expansion capital expenditures from external financing sources, including borrowings from commercial banks and the issuance of equity and debt securities. The Company's cash distribution policy is consistent with the terms of its operating agreement, which requires that the Company distribute all of the Company's available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).
Limitations on Cash Distributions and the Company's Ability to Change the Company's Cash Distribution Policy
There is no guarantee that unitholders will receive quarterly distributions from us. The Company's distribution policy is subject to certain restrictions and may be changed at any time, including:

•
The Company's unitholders have no contractual or other legal right to receive distributions other than the obligation under the Company's operating agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of the Company's board of directors to establish reserves and other limitations.

•
The board of directors of Seadrill Operating LP’s general partner, Seadrill Operating GP LLC (subject to approval by the Company's board of directors), has authority to establish reserves for the prudent conduct of its business. In addition the Company's board of directors controls Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC, and has the authority to establish reserves for the prudent conduct of their respective businesses. The establishment of these reserves could result in a reduction in cash distributions to the Company's unitholders from levels the Company currently anticipates pursuant to the Company's stated cash distribution policy.

•
The Company's ability to make cash distributions will be limited by restrictions on distributions under OPCO’s financing agreements. OPCO’s financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If OPCO is unable to satisfy the restrictions included in any of its financing agreements or is otherwise in default under any of those agreements, it could have a material adverse effect on OPCO’s ability to make cash distributions to the Company and the Company's ability to make cash distributions to the Company's unitholders, notwithstanding the Company's stated cash distribution policy. These financial tests and covenants are described in this prospectus in Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities.”

•
OPCO will be required to make substantial capital expenditures to maintain and replace its fleet. These expenditures may fluctuate significantly over time, particularly as drilling units near the end of their useful lives. In order to minimize these fluctuations, the Company is required to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that the Company would otherwise have available for distribution to the Company's unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•
Although the Company's operating agreement requires the Company to distribute all of the Company's available cash, the Company's operating agreement, including provisions requiring the Company to make cash distributions, may be amended. During the subordination period, with certain exceptions, the Company's operating agreement may not be amended without the approval of a majority of the units held by non-affiliated common unitholders. After the subordination period has ended, the Company's operating agreement can be amended with the approval of a majority of the outstanding common units, including those held by Seadrill. As of December 31, 2013, Seadrill owns approximately 48.3% of the Company's common units and all of the Company's subordinated units.

•
Even if the Company's cash distribution policy is not modified or revoked, the amount of distributions the Company pays under the Company's cash distribution policy and the decision to make any distribution is determined by the Company's board of directors, taking into consideration the terms of the Company's operating agreement.

•
Under Section 40 of the Marshall Islands Act, the Company may not make a distribution to the Company's unitholders if the distribution would cause the Company's liabilities to exceed the fair value of the Company's assets.

•
The Company may lack sufficient cash to pay distributions to the Company's unitholders due to, among other things, changes in the Company's business, including decreases in total operating revenues, decreases in dayrates, the loss of a drilling unit, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read Item 3 “Key Information—Risk Factors” for a discussion of these factors.

The Company's ability to make distributions to the Company's unitholders depends on the performance of the Company's controlled affiliates, including OPCO, and their ability to distribute cash to us. The Company's interest in OPCO is the Company's only cash-generating asset. The ability of the Company's controlled affiliates, including OPCO, to make distributions to the Company may be restricted by, among other things, the provisions of existing and future indebtedness, applicable limited partnership and limited liability company laws and other laws and regulations.
Minimum Quarterly Distribution
Common unitholders are entitled under the Company's operating agreement to receive a quarterly distribution of $0.3875 per unit, or $1.55 per unit per year, prior to any distribution on the subordinated units to the extent the Company has sufficient cash on hand to pay the distribution, after establishment of cash reserves and payment of fees and expenses. There is no guarantee that the Company will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if the Company's cash distribution policy is not modified or revoked, the amount of distributions paid under the Company's policy and the decision to make any distribution is determined by the Company's board of directors, taking into consideration the terms of the Company's operating agreement. The Company will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default then exists under the Company's financing agreements. Please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the restrictions contained in the Company's credit facilities and lease arrangements that may restrict the Company's ability to make distributions.
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
Incentive Distribution Rights
Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The Seadrill Member currently holds the incentive distribution rights, which may be transferred separately from the Seadrill Member interest, subject to restrictions in the operating agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of the Seadrill Member’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of the Company's common units (excluding common units held by the Seadrill Member and its affiliates) generally is required for a transfer of the incentive distribution rights to a third party prior to September 30, 2017. Any transfer by the Seadrill Member of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.
The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and the holders of the incentive distribution rights in any available cash from operating surplus the Company distributes up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus the Company distributes reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	Holders of IDRs
Minimum Quarterly Distribution	$0.3875	100%	—%
First Target Distribution	up to $0.4456	100%	—%
Second Target Distribution	above $0.4456 up to $0.4844	85%	15%
Third Target Distribution	above $0.4844 up to $0.5813	75%	25%
Thereafter	above $0.5813	50%	50%
Quarterly distributions
The table below sets out the quarterly distributions declared and paid to unitholders since IPO.

	Amount declared and paid per unit ($)			Amount declared and paid ($m)
Period in respect of:	Common units	Subordinated units	Incentive distribution rights	Common units	Subordinated units	Incentive distribution rights	Total
2012 Q4 (1)	0.2906	0.2906	—	7.21	4.81	—	12.02
2013 Q1	0.3875	0.3875	—	9.62	6.41	—	16.03
2013 Q2	0.4175	0.4175	—	10.36	6.91	—	17.27
2013 Q3	0.4275	0.4275	—	12.02	7.07	—	19.10
2013 Q4 (2)	0.4450	0.4450	—	19.76	7.36	—	27.12

(1) The distribution was prorated for the period beginning on October 24, 2012, the closing date of the Company's IPO, and ending on December 31, 2013, and corresponds to a quarterly distribution of $0.3875 per outstanding unit.
(2) This cash distribution was paid on February 14, 2014 to all unitholders of record as of the close of business on February 7, 2014.

B.     Significant Changes
Not applicable.

Item 9.         The Offer and Listing

A.     Offer and Listing Details
The high and low sales prices of the Company's common units as reported by the New York Stock Exchange, for the years, quarters and months indicated, are as follows:

Year Ended	High	Low
December 31, 2013	$34.30	$25.85
December 31, 2012 (1)	$28.00	$22.90

(1) Includes the period from October 19, 2012, the date on which the Company's common units began trading on the New York Stock Exchange, through December 31, 2012.

Quarter Ended	High	Low
March 31, 2014	$33.20	$28.82
December 31, 2013	$33.79	$28.97
September 30, 2013	$34.30	$27.40
June 30, 2013	$30.45	$26.20
March 31, 2013	$29.88	$25.85
December 31, 2012 (1)	$28.00	$22.90

Month Ended	High	Low
April 25, 2014 (1)	$35.87	$32.40
March 31, 2014	$32.33	$28.82
February 28, 2014	$32.48	$30.28
January 31, 2014	$33.20	$30.10
December 31, 2013	$32.00	$28.97
November 30, 2013	$33.69	$30.34
October 31, 2013	$33.79	$31.01

(1) Includes the period from April 1, 2014 through April 25, 2014.

B.     Plan of distribution
Not applicable.

C.     Markets
The Company's common units currently trade on the New York Stock Exchange under the symbol “SDLP”.

Item 10.         Additional Information

A.     Share Capital
Not applicable.

B.     Memorandum and Articles of Association
The information required to be disclosed under Item 10B is incorporated by reference to the Company's Registration Statement on Form 8-A filed with the SEC on October 17, 2012.

C.     Material Contracts
The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which the Company or any of the Company's subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

(1)
Contribution and Sale Agreement among Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating GP LLC, Seadrill Operating LP, Seadrill Capricorn Holdings LLC, Seadrill Opco Sub LLC, Seadrill Americas Inc., Seadrill Offshore AS, and Seadrill UK Ltd., dated as of October 22, 2012. This agreement effected the transfer of the ownership interests in OPCO to the Company, and the use of the net proceeds of the IPO.

(2)
Omnibus Agreement among Seadrill Limited, Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating LP, Seadrill Operating GP LLC, and Seadrill Capricorn, dated as of October 24, 2012. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Omnibus Agreement.”

(3)
Management and Administrative Services Agreement with Seadrill Management Ltd. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administrative Services Agreements.”

(4)
Management and Administrative Services Agreement with Seadrill UK Ltd. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-Management and Administrative Services Agreements.”

(5)
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

(8)	Management Services Agreement with Seadrill UK Ltd. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administrative Services Agreements.”

(9)
Amended and Restated Revolving Loan Agreement, dated August 31, 2013 among Seadrill Operating LP, Seadrill Capricorn Holdings LLC, and Seadrill Partners Operating LLC as borrowers, and Seadrill Limited, as lender. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Sponsor Credit Facility.”

(10)
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

(19)
Bareboat Charter Agreement between Seadrill Offshore AS and Seadrill Canada Ltd. dated October 5, 2012. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—West Aquarius Bareboat Charters.”

(20)
Bareboat Charter Agreements between Seadrill China Operations Ltd. and Seadrill Offshore AS dated October 5, 2012.See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—West Aquarius Bareboat Charters.”

(21)
Amendment No. 1 to Contribution and Sale Agreement among Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating GP LLC, Seadrill Operating LP, Seadrill Capricorn Holdings LLC, Seadrill Opco Sub LLC, Seadrill Americas Inc., Seadrill Offshore AS, and Seadrill UK Ltd., dated as of June 30, 2013. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions- Amendment to Contribution and Sale Agreement..”

(22)
US$440,000,000 Secured Credit Facility Agreement dated December 4, 2012 between Seadrill Limited, as borrower, the subsidiaries of Seadrill Limited named therein as guarantors, and the banks and financial institutions named therein as lenders. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-Rig Financing Agreements-T-15 and T-16 Credit Facility.”

(23)
Loan Agreement, dated May 16, 2013, between Seadrill Limited, Seadrill T-15 Ltd., Seadrill Partners Operating LLC and Seadrill International Limited. This is an intercompany loan agreement with Seadrill pursuant to which Seadrill T-15 Ltd. makes payments of principal and interest to the lenders of the T-15 and T-16 Credit Facility on Seadrill’s behalf. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-T-15 Acquisition.”

(24)
Intercompany Loan Agreement, dated May 16, 2013, between Seadrill Limited, as lender and Seadrill Partners Operating LLC, as borrower. Pursuant to this agreement, Seadrill Partners Operating borrowed $109.5 million to fund the acquisition of the entities that own and operate the T-15. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-T-15 Acquisition.”

(25)
Purchase and Sale Agreement, dated May 7, 2013, between Seadrill Limited and Seadrill Partners Operating LLC. Pursuant to this agreement, Seadrill Partners Operating LLC purchase the equity interest in each of the entities that own and operate the T-15. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-T-15 Acquisition.”

(26)
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill T-15 Ltd. and Seadrill UK Ltd. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-T-15 and T-16 Bareboat Charters.”

(27)
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill T-16 Ltd. and Seadrill UK Ltd. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-T-15 and T-16 Bareboat Charters.”

(28)
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill International Ltd. and Seadrill UK Ltd., relating to the T-15. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-T-15 and T-16 Bareboat Charters.”

(29)
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill International Ltd. and Seadrill UK Ltd., relating to the T-16. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-T-15 and T-16 Bareboat Charters.”

(30)
Purchase and Sale Agreement, dated October 11, 2013, by and among Seadrill Limited, Seadrill Partners LLC and Seadrill Partners Operating LLC. Pursuant to this agreement, Seadrill Partners Operating purchased the equity interests in the entity that owns the T-16. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-T-16 Acquisition.”

(31)
Loan Agreement, dated October 11, 2013, by and among Seadrill Limited, Seadrill T-16 Ltd. and Seadrill Partners Operating LLC. Pursuant to this agreement, Seadrill T-15 makes payments of principal and interest directly to the lenders under the T-15 and T-16 Credit Facility on Seadrill's behalf. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-T-16 Acquisition.”

(32)
Unit Purchase Agreement, dated December 3, 2013. Seadrill Partners LLC sold 3,394,916 common units to Seadrill for an aggregate payment of $100.2 million in a private placement. The proceeds from the transaction were used to fund a portion of the cash purchase price for the West Leo and West Sirius Acquisitions. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-West Leo and West Sirius Acquisitions.”

(33)
Contribution, Purchase and Sale Agreement, dated December 2, 2013, as amended by Amendment to Contribution, Purchase and Sale Agreement, dated as of December 12, 2013, by and among Seadrill Limited, a Bermuda exempted company Seadrill Partners LLC, Seadrill Operating LP, Seadrill Capricorn Holdings LLC, and Seadrill Americas Inc. Pursuant to this agreement, as amended, Seadrill Operating LP acquired all of the ownership interests in each of the entities that own, operate and manage the semi-submersible drilling rig, West Leo and Seadrill Capricorn Holdings LLC acquired all of the ownership interests in each of the entities that own and operate the semi-submersible drilling rig, West Sirius. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-West Leo and West Sirius Acquisitions.”

(34)
Loan Agreement, dated December 13, 2013 by and among Seadrill Limited and Seadrill Leo Ltd. and Seadrill Operating LP. Pursuant to this agreement, Seadrill Leo Ltd. makes payments of principal and interest directly to the lenders under the West Leo Credit Facility on Seadrill's behalf. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-West Leo and West Sirius Acquisitions.”

(35)
Loan Agreement, dated December 13, 2013 by and among Seadrill Limited and Seadrill Capricorn Holdings. Pursuant to this agreement, Seadrill Capricorn Holdings LLC makes payments of principal and interest relating to the amounts outstanding with respect to the West Sirius under the West Capella, West Aquarius and West Sirius Credit Facility on Seadrill's behalf. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-West Leo and West Sirius Acquisitions.”

(36)
Administrative, Technical and Advisory Agreement, effective as of January 1, 2012 by and among Seadrill Management AME Ltd. and Seadrill Ghana Operations Ltd. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-Advisory, Technical and Administrative Services Agreements.”

(37)
Administrative, Technical and Advisory Agreement, effective as of January 1, 2012 by and among Seadrill Management AME Ltd. and Seadrill Ghana Operations Ltd., effective as of December 13, 2013, by and among Seadrill Americas Inc. and Seadrill Gulf Operations Sirius LLC. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-Advisory, Technical and Administrative Services Agreements.”

(38)
Promissory Discount Note dated December 13, 2013 by and among Seadrill Partners LLC and Seadrill Limited. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-West Leo and West Sirius Acquisitions.”

(39)
Promissory Discount Note dated December 13, 2013 by and among Seadrill Capricorn Holdings LLC and Seadrill Limited. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-West Leo and West Sirius Acquisitions.”

(40)
Credit Agreement dated February 21, 2013 among Seadrill Operating LP, Seadrill Partners Finco LLC, Seadrill Capricorn Holdings LLC, various lenders and Deutsche Bank AG New York Branch, as Administrative Agent and Collateral Agent. See Item 5B “Liquidity and Capital Resources-Borrowing Activities-Senior Secured Credit Facilities.”

(41)
Unit Purchase Agreement, dated March 12, 2014. Seadrill Partners LLC sold 1,633,987 common units to Seadrill for an aggregate payment of $50.0 million in a private placement. The proceeds from the transaction were used to fund a portion of the cash purchase price for the Auriga Acquisition. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-Auriga Acquisition.”

(42)
Contribution, Purchase and Sale Agreement, dated March 11, 2014. Pursuant to this agreement, Seadrill Capricorn Holdings LLC acquired the entities that own and operate the West Auriga. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-Auriga Acquisition.”

(43)
Promissory Discount Note, dated March 21, 2014 issued by Seadrill Capricorn Holdings LLC. See Item 7 “Major Unitholders and Related Party Transactions - Related Party Transactions - Auriga Acquisition.”

(44)
Administrative, Technical and Advisory Agreement, effective as of March 21, 2014, by and among Seadrill Americas Inc. and Seadrill Gulf Operations Auriga LLC. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-Advisory, Technical and Administrative Services Agreements.”

D.     Exchange Controls
The Company is not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities.
The Company is not aware of any limitations on the right of non-resident or foreign owners to hold or vote the Company's securities imposed by the laws of the Republic of The Marshall Islands or the Company's operating agreement.

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
The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g. financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who will hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. Dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds the Company's common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the Company's common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of the Company's common units.
No ruling has been or will be requested from the IRS regarding any matter affecting the Company or prospective unitholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.
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
Election to be Treated as a Corporation
The Company has elected to be treated as a corporation for U.S. federal income tax purposes. As a result, U.S. Holders (as defined below) will not be directly subject to U.S. federal income tax on the Company's income, but rather will be subject to U.S. federal income tax on distributions received from the Company and dispositions of units as described below.
U.S. Federal Income Taxation of U.S. Holders
As used herein, the term “U.S. Holder” means a beneficial owner of the Company's common units that owns (actually or constructively) less than 10% of the Company's equity and that is:

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

Distributions
Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by the Company with respect to the Company's common units generally will constitute dividends, to the extent of the Company's current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company's earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and, thereafter, as capital gain. U.S. Holders that are corporations generally will not be entitled to claim dividends received deduction with respect to distributions they receive from the Company because the Company is not a U.S. corporation. Dividends received with respect to the Company's common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.
Dividends received with respect to the Company's common units, by a U.S. Holder that is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income,” which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (i) the Company's common units are readily tradable on an established securities market in the United States (such as The New York Stock Exchange on which the Company's common units are traded); (ii) the Company is not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be, as discussed below under PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121 days period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.
There is no assurance that any dividends paid on the Company's common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on the Company's common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
Special rules may apply to any amounts received in respect of the Company's common units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a unitholder’s adjusted tax basis (or fair market value). If the Company pays an “extraordinary dividend” on the Company's common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.
Sale, Exchange or Other Disposition of Common Units
Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of the Company's units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under “Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.
Medicare Tax on Net Investment Income
Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Unitholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of the Company's common units.

PFIC Status and Significant Tax Consequences
Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held the Company's units, either:

•
at least 75% of the Company's gross income (including the gross income of the Company's drilling unit owning subsidiaries) for such taxable year consists of passive income (e.g. dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or

•
at least 50% of the average value of the assets held by the Company (including the assets of the Company's drilling unit owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless the Company was treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.
Based on the Company's current and projected method of operation, the Company believes that the Company was not a PFIC for the Company's 2013 taxable year, and the Company expects that the Company will not be treated as a PFIC for the current or any future taxable year. The Company expects that more than 25% of the Company's gross income for the Company's 2013 taxable year arose and for the current and each future year will arise from such drilling contracts or other income that the Company believes should not constitute passive income, and more than 50% of the average value of the Company's assets for each such year will be held for the production of such nonpassive income. Assuming the composition of the Company's income and assets is consistent with these expectations, the Company believes that the Company should not be a PFIC for the Company's 2013 taxable year or the Company's current or any future year.
Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing the Company's specific method of operation. Conclusions in this area therefore remain matters of interpretation. The Company is not seeking a ruling from the IRS on the treatment of income generated from the Company's drilling contracts or charters. Thus, it is possible that the IRS or a court could disagree with this position. In addition, although the Company intends to conduct the Company's affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, the Company cannot assure unitholders that the nature of the Company's operations will not change in the future and that the Company will not become a PFIC in any future taxable year.

As discussed more fully below, if the Company was to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a “Qualified Electing Fund,” which the Company refers to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to the Company's common units, as discussed below. If the Company is a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of the Company's subsidiaries that are PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries. In addition, if a U.S. Holder owns the Company's common units during any taxable year that the Company is a PFIC, such holder must file an annual report with the IRS.
Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election (an “Electing Holder”), then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of the Company's ordinary earnings and net capital gain, if any, for the Company's taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from the Company in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of the Company's common units. A U.S. Holder makes a QEF election with respect to any year that the Company is a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to the Company's expectations, the Company determines that the Company is treated as a PFIC for any taxable year, the Company will provide each U.S. Holder with the information necessary to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election
If the Company was to be treated as a PFIC for any taxable year and, as the Company anticipates, the Company's units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to the Company's common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of the Company's common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of the Company's subsidiaries that were determined to be PFICs.
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
If the Company was to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year (or a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the Company's common units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•
the amount allocated to the current taxable year and any taxable year prior to the taxable year the Company was first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of the Company's common units. If the Company was treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning the Company's common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Federal Income Taxation of Non-U.S. Holders
A beneficial owner of the Company's common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a “Non-U.S. Holder.” If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding the Company's common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of the Company's common units.
Distributions
Distributions the Company pays to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, the Company's distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.
Disposition of Units
In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of the Company's common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of the Company's common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.
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
In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year, or (2) $75,000 at any time during the tax year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy the reporting obligations described above. Unitholders should consult their tax advisors regarding the reporting obligations, if any, that result from their purchase, ownership or disposition of the Company's units.
Non-United States Tax Considerations
Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Seadrill Partners LLC.
Marshall Islands Tax Consequences
The following discussion is based upon the opinion of Watson, Farley & Williams (New York) LLP, the Company's counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because the Company and the Company's subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law the Company's unitholders will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, the Company makes to the Company's unitholders. In addition, the Company's unitholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and will not be required by the Republic of the Marshall Islands to file a tax return relating to their ownership of common units.

United Kingdom Tax Consequences
The following is a discussion of the material U.K. tax consequences that may be relevant to unitholders who are persons not resident for tax purposes in the United Kingdom (and who are persons who have not been resident for tax purposes in the United Kingdom), or “non-U.K. Holders.”
Unitholders who are, or have been, resident in the United Kingdom are urged to consult their own tax advisors regarding the potential U.K. tax consequences to them of an investment in the Company's common units. For this purpose, a company incorporated outside of the U.K. will be treated as resident in the United Kingdom in the event its central management and control is carried out in the United Kingdom.
The discussion that follows is based upon existing U.K. legislation and current H.M. Revenue & Customs practice as of April 24, 2014, both of which may change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences of unit ownership described below.
The Company is not required to withhold U.K. tax when paying distributions to unitholders.
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
U.K. stamp duty should not be payable in connection with a transfer of units, provided that the instrument of transfer is executed and retained outside the U.K. and no other action is taken in the U.K in relation to the transfer.
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

F.     Dividends and Paying Agents
Not applicable.

G.     Statements by Experts
Not applicable.

H.     Documents on Display
Documents concerning the Company that are referred to herein may be inspected at the Company's principal executive headquarters at 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge, or from the SEC’s Public Reference Section at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.

I.     Subsidiary Information
Not applicable.

Item 11.         Quantitative and Qualitative Disclosures About Market Risk
The Company is exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. The Company may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.
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
As of December 31, 2013, the Company was party to interest rate swap agreements with a combined outstanding principal amount of approximately $2,067.8 million at rates between 0.74% per annum and 2.19% per annum. The swap agreements mature between November 2017 and December 2020. The net gain recognized on the Company's interest rate swaps for the year ended December 31, 2013, was $49.9 million. The interest rate swap agreements have been entered into with Seadrill Limited, as counterparty.
As of December 31, 2013, the Company's exposure to floating interest rate fluctuations on the Company's outstanding debt was $2,060.6 million, compared with $2,076.0 million as of December 31, 2012. An increase or decrease in short-term interest rates of 100 bps would thus increase or decrease, respectively, the Company's interest expense by approximately $20.6 million on an annual basis as of December 31, 2013, as compared to $20.8 million in 2012.
The fair values of the Company's interest rate swaps as of December 31, 2013 and 2013 were as follows:

	December 31, 2013		December 31, 2012
(In millions of US dollars)	Outstanding principal	Fair Value	Outstanding Principal	Fair Value
Related party receivables (payables)	$2,067.8	$42.4	$1,128.0	$(5.9)
For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2013, please read Note 15 of the Consolidated and Combined Carve-Out Financial Statements included elsewhere in this annual report.
Credit Risk
The Company has financial assets which expose the Company to credit risk arising from possible default by a counterparty. The Company considers the counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties. The Company in the normal course of business does not demand collateral from its counterparties.
Foreign Currency Fluctuation Risks
OPCO and all of its subsidiaries use the U.S. Dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. Dollars. Accordingly, the Company's reporting currency is also U.S. Dollars. The Company does, however, earn revenue and incur expenses in other currencies and there is a risk that currency fluctuations could have an adverse effect on the value of the Company's cash flows.
The Company is exposed to some extent in respect of the West Vencedor, which receives approximately 30% of its dayrate in Euros. In addition, the Company receives 10% of the West Capella’s revenues in Nigerian Naira. There is a natural hedge of exposure to Nigerian Naira as a portion of the Company's operating costs are denominated in Nigerian Naira. A 10% appreciation or depreciation in the exchange rate of Euros against the U.S. Dollar would increase or decrease OPCO’s revenue by $2.0 million.
The Company's foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to US Dollars, with the resulting gain or loss recorded as “Foreign exchange gain/(loss);”

•	the impact of fluctuations in exchange rates on the reported amounts of the Company's revenues and expenses which are denominated in foreign currencies; and

•
foreign subsidiaries whose accounts are not maintained in U.S. Dollars, which when converted into US Dollars can result in exchange adjustments, which are recorded as a component in shareholders’ equity.

The Company does not use foreign currency forward contracts.
Retained Risk
Physical Damage Insurance. Seadrill purchases hull and machinery insurance to cover for physical damage to its drilling units and charges the Company for the cost related to OPCO’s initial fleet.
The Company retains the risk for the deductibles relating to physical damage insurance on OPCO’s initial fleet. The deductible is currently a maximum of $5 million per occurrence.
The Company has elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire. The policy covers the 2014 windstorm season from April 1, 2014 to March 31, 2015.
Loss of Hire Insurance. With the exception of T-15 and T-16, Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling units, where such damage is covered under the Seadrill’s physical damage insurance, and charges the Company for the cost related to OPCO’s initial fleet.
The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which OPCO is compensated for loss of revenue are limited to 290 days per event and aggregated per year. The daily indemnity is approximately 75% of the contracted dayrate. OPCO retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy.
Protection and Indemnity Insurance. Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims of up to $250 million per event and in the aggregate for the West Vencedor, T-15 and T-16, up to $400 million per event, and in the aggregate for the West Aquarius, West Capella and West Leo, and up to $750 million per event and in the aggregate for each of the West Capricorn and the West Sirius.
OPCO retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.
Concentration of Credit Risk
The market for OPCO’s services is the offshore oil and gas industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. Ongoing credit evaluations of the Company's customers are performed and generally do not require collateral in the Company's business agreements. Reserves for potential credit losses are maintained when necessary.

Item 12.     Description of Securities Other than Equity Securities
Not applicable.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies
None of OPCO, any of its subsidiaries or the Company has been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material delinquency that was not cured within 30 days.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable

Item 15.     Controls and Procedures

a)    Disclosure Controls and Procedures
Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 (e) of the Exchange Act as of December 31, 2013. Based upon that evaluation the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

b)    Management’s Report on Internal Control over Financial Reporting
The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 (f) promulgated under the Exchange Act. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.
Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control- Integrated Framework (1992).
The Company's management with the participation of the Company's Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2013. Based upon that evaluation, management, including the Principal Executive Officer and Principal Financial Officer, concluded that the Company's internal controls over financial reporting are effective as of December 31, 2013.
The effectiveness of the Company's internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

c)     Attestation report of the registered public accounting firm
The independent registered public accounting firm that audited the Consolidated Financial Statements, PricewaterhouseCoopers LLP, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2013, appearing under Item 18, and such report is incorporated herein by reference.

d)    Changes in Internal Control over Financial Reporting
There were no changes in the Company's internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A.     Audit Committee Financial Expert
The Company's board of directors has determined that Kate Blankenship qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.     Code of Ethics
The Company has adopted a Code of Ethics that applies to all entities controlled by the Company and its employees, directors, officers and agents of the Company. The Company has posted a copy of the Company's Code of Ethics on the Company's website at www.seadrillpartners.com. The Company will provide any person, free of charge, a copy of the Code of Ethics upon written request to the Company's registered office.

Item 16C.     Principal Accountant Fees and Services
The Company's principal accountant for 2013 and 2012 was PricewaterhouseCoopers LLP in the United Kingdom.

Fees Incurred by the Company for PricewaterhouseCoopers LLP’s Services
In 2013, the fees rendered by the Company's principal accountant was as follows:

	2013	2012
Audit Fees	$933,534	$1,834,323
Audit-Related Fees	—	—
Tax Fees	15,000	—
All other fees	—	—
	$948,534	$1,834,323
Audit Fees
Audit fees represent professional services rendered for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
Not applicable.
Tax Fees
Fees for tax services in 2013 and 2012 were not significant.
All Other Fees
Not applicable.
The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by the Company's independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to the Company's principal accountant for all periods in 2013 subsequent to the Company's IPO.

Item 16D.     Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

Item 16F.     Change in Registrants’ Certifying Accountant

Not applicable.

Item 16G.     Corporate Governance
Overview
Pursuant to an exception under the NYSE listing standards for foreign private issuers, the Company is not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303.A.11 of the NYSE Listed Company Manual, the Company is required to state any significant differences between the Company's corporate governance practices and the practices required by the NYSE for U.S. companies. The Company believes that the Company's established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to the Company's unitholders. The significant differences between the Company's corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.
Independence of Directors
NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is composed of a majority of independent directors. Under Marshall Islands law, the Company is not required to have a board of directors composed of a majority of directors meeting the independence standards described in NYSE rules. Accordingly, the Company's board of directors is not composed of a majority of independent directors. However, the Company's board has determined that each of Mrs. Blankenship, Mr. Bekker and Mr. Veldhuizen satisfies the independence standards established by The New York Stock Exchange, or NYSE, as applicable to us.
Executive Sessions
The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law and the Company's limited liability company agreement, the Company's non-management directors do not regularly hold executive sessions without management and the Company does not expect them to do so in the future.

Nominating/Corporate Governance Committee
The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Marshall Islands law and the Company's limited liability company agreement, the Company does not currently have a nominating or corporate governance committee.
Audit Committee
The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Securities and Exchange Act of 1934, as amended, the Company's audit committee consisted of two independent members of the Company's board of directors at the effective date of the Company's Registration Statement on Form F-1 relating to the Company's IPO. In November 2013, the Company appointed an additional independent member of the Company's Board of Directors to the Audit Committee, which now consists of three independent directors. Under the Audit Committee charter, the Audit Committee confers with the Company’s independent registered public accounting firm and reviews, evaluates and advises the board of directors concerning the adequacy of the Company’s accounting systems, its financial reporting practices, the maintenance of its books and records and its internal controls. In addition, the Audit Committee reviews the scope of the audit of the Company’s financial statements and results thereof.
Compensation Committee
The NYSE requires that a listed U.S. company have a compensation committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Marshall Islands law and the Company's limited liability company agreement, the Company does not have a compensation committee.
Corporate Governance Guidelines
The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. The Company is not required to adopt such guidelines under Marshall Islands law and the Company has not adopted such guidelines.

Issuance of Additional Units
The NYSE requires that a listed U.S. company obtain unitholder approval in certain circumstances prior to the issuance of additional units. Consistent with Marshall Islands Law and the Company's operating agreement, the Company is authorized to issue an unlimited amount of additional limited liability company interests and options, rights and warrants to buy limited liability company interests for the consideration and on the terms and conditions determined by the Company's board of directors without the approval of the unitholders.
The Company believes that the Company's established corporate governance practices satisfy the NYSE listing standards.

Item 16H.     Mine Safety Disclosure
Not applicable.

PART III

Item 17.     Financial Statements
See Item 18.

Item 18.     Financial Statements
The following financial statements listed below and set forth on pages F-1 through F-35, together with the related reports of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm and PricewaterhouseCoopers AS, Independent Registered Public Accounting Firm thereon, are filed as part of this annual report:

Item 19.     Exhibits
The following exhibits are filed as part of this annual report:

Exhibit Number	Description
1.1	Certificate of Formation of Seadrill Partners LLC (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on September 21, 2012)
1.2
First Amended and Restated Operating Agreement of Seadrill Partners LLC, dated October 24, 2012, (incorporated by reference to Exhibit 1.2 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

1.3
Agreement of Limited Partnership of Seadrill Operating LP dated September 27, 2012 (incorporated by reference to Exhibit 1.3 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

1.4
Limited Liability Company Agreement of Seadrill Operating GP LLC, dated September 27, 2012 (incorporated by reference to Exhibit 1.4 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

1.5
Amended & Restated Limited Liability Company Agreement of Seadrill Capricorn Holdings LLC dated October 18, 2012 (incorporated by reference to Exhibit 1.5 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.1.1
Contribution and Sale Agreement among Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating GP LLC, Seadrill Operating LP, Seadrill Capricorn Holdings LLC, Seadrill Opco Sub LLC, Seadrill Americas Inc., Seadrill Offshore AS, and Seadrill UK Ltd., dated as of October 22, 2012 (incorporated by reference to Exhibit 4.1 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.1.2
Amendment No. 1 to Contribution and Sale Agreement among Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating GP LLC, Seadrill Operating LP, Seadrill Capricorn Holdings LLC, Seadrill Opco Sub LLC, Seadrill Americas Inc., Seadrill Offshore AS, and Seadrill UK Ltd., dated as of June 30, 2013 (incorporated by reference to the Exhibit 10.1 of the registrant’s Report on Form 6-K for the six month period ended June 30, 2013, filed on September 30, 2013)

4.2
Omnibus Agreement among Seadrill Limited, Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating LP, Seadrill Operating GP LLC, and Seadrill Capricorn, dated as of October 24, 2012 (incorporated by reference to Exhibit 4.2 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.3
Management and Administrative Services Agreement with Seadrill Management AS (incorporated by reference to Exhibit 4.3 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.4
Management Services Agreement with Seadrill UK Ltd. (incorporated by reference to Exhibit 4.6 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.5
Advisory, Technical and Administrative Services Agreement with Seadrill Americas, Inc. (incorporated by reference to Exhibit 4.4 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.7.1
Advisory, Technical and Administrative Services Agreement between Seadrill Management AME Ltd and Seadrill Vencedor Ltd. dated January 1, 2012 (incorporated by reference to Exhibit 10.5.1 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.7.2
Advisory, Technical and Administrative Services Agreement between Seadrill Management AME Ltd and Seadrill Deepwater Drillship Ltd. dated January 1, 2012 (incorporated by reference to Exhibit 10.5.2 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.7.3
Administrative, Technical and Advisory Agreement, effective as of January 1, 2012 by and among Seadrill Management AME Ltd. and Seadrill Ghana Operations Ltd., effective as of December 13, 2013, by and among Seadrill Americas Inc. and Seadrill Gulf Operations Sirius LLC (incorporated by reference to the Exhibit 10.4 of the registrant’s Report on Form 6-K for the month of March 2014, filed on March 11, 2014)

4.7.4
Administrative, Technical and Advisory Agreement, effective as of January 1, 2012 by and among Seadrill Management AME Ltd. and Seadrill Ghana Operations Ltd., effective as of December 13, 2013, by and among Seadrill Americas Inc. and Seadrill Gulf Operations Sirius LLC (incorporated by reference to the Exhibit 10.5 of the registrant’s Report on Form 6-K for the month of March 2014, filed on March 11, 2014)

4.7.5*	Administrative, Technical and Advisory Agreement, effective as of March 21, 2014 between Seadrill Americas Inc and Seadrill Gulf Operations Auriga LLC.

4.8.1
Revolving Agreement between Seadrill Operating LP and Seadrill Capricorn Holdings LLC, as borrowers, and Seadrill Limited, as lender, dated October 24, 2012 (incorporated by reference to Exhibit 4.7 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.8.2
Amended and Restated Revolving Loan Agreement, dated August 31, 2013, among Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC, as borrowers, and Seadrill Limited, as lender (incorporated by reference to the Exhibit 10.1 of the registrant’s Report on Form 6-K for the six month period ended June 30, 2013, filed on September 30, 2013)

4.8.3*
Second Amendment to Revolving Loan Agreement, dated March 1, 2014, among Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC, as borrowers, and Seadrill Limited, as lender

4.9
Amended and Restated US$1,500,000,000 Senior Secured Credit Facility Agreement dated October 15, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein as guarantors, and the banks and financial institutions named therein as lenders, dated October 15, 2012 (incorporated by reference to Exhibit 10.9 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.10
Amended and Restated US$1,200,000,000 Senior Secured Credit Facility Agreement dated October10, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein as guarantors, and the banks and financial institutions named therein as lenders, dated October 10, 2012 (incorporated by reference to Exhibit 10.9 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.11.1
Amended and Restated US$275,000,000 Senior Secured Term Loan and Revolving Credit Facility Agreement dated October 10, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein, as guarantors, and the banks and financial institutions named therein as lenders, dated October 10, 2012 (incorporated by reference to Exhibit 10.10.1 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.11.2
Amended and Restated the US$275,000,000 Senior Secured Term Loan Facility Agreement dated October 10, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein, as guarantors, as the banks and financial institutions named therein as lenders, dated October 10, 2012 (incorporated by reference to Exhibit 10.10.2 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.12
Amended and Restated Common Terms Agreement dated October 10, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein as guarantors, DNB Bank ASA as Agent, GIEK Facility Agent and Security Agent and Citibank NA, London Branch as GIEK Agent, dated October 10, 2012 (incorporated by reference to Exhibit 10.11 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.13
Loan Agreement dated September 28, 2012 between Seadrill Limited and Seadrill China Operations Ltd. (incorporated by reference to Exhibit 10.12 of Amendment No. 1 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 5, 2012)

4.14
Loan Agreement dated September 28, 2012 between Seadrill Limited and Seabras Rig Holdco Kft. (incorporated by reference to Exhibit 10.13 of Amendment No. 1 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 5, 2012)

4.15
Loan Agreement dated September 28, 2012 between Seadrill Limited and Seadrill Deepwater Drillship Ltd. (incorporated by reference to Exhibit 10.14 of Amendment No. 1 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 5, 2012)

4.16
Loan Agreement dated September 28, 2012 between Seadrill Limited and Seadrill Vencedor Ltd. (incorporated by reference to Exhibit 10.15 of Amendment No. 1 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 5, 2012)

4.17
US$440,000,000 Secured Credit Facility Agreement dated December 4, 2012 between Seadrill Limited, as borrower, the subsidiaries of Seadrill Limited named therein as guarantors, and the banks and financial institutions named therein as lenders(incorporated by reference to the Exhibit 10.1 of the registrant’s Report on Form 6-K for the six months ended June 30, 2013, filed on September 30, 2013)

4.18
Loan Agreement, dated May 16, 2013, between Seadrill Limited, Seadrill T-15 Ltd., Seadrill Partners Operating LLC and Seadrill International Limited (incorporated by reference to the Exhibit 10.3 of the registrant’s Report on Form 6-K for the six months ended June 30, 2013, filed on September 30, 2013)

4.19
Intercompany Loan Agreement, dated May 16, 2013, between Seadrill Limited, as lender and Seadrill Partners Operating LLC, as borrower (incorporated by reference to the Exhibit 10.4 of the registrant’s Report on Form 6-K for the six months ended June 30, 2013, filed on September 30, 2013)

4.20
Loan Agreement, dated October 11, 2013, by and among Seadrill Limited, Seadrill T-16 Ltd. and Seadrill Partners Operating LLC (incorporated by reference to Exhibit 10.6 of the registrant’s Registration Statement on Form F-3 (File No. 333-192053), filed on November 1, 2013)

4.21
Loan Agreement, dated December 13, 2013 by and among Seadrill Limited and Seadrill Capricorn Holdings (incorporated by reference to the Exhibit 10.2 of the registrant’s Report on Form 6-K for the month of March, filed on March 11, 2014)

4.22
Loan Agreement, dated December 13, 2013 by and among Seadrill Limited, Seadrill Leo Ltd., and Seadrill Operating LP (incorporated by reference to the Exhibit 10.3 of the registrant’s Report on Form 6-K for the month of March, filed on March 11, 2014)

4.23
Promissory Discount Note dated December 13, 2013 by and among Seadrill Partners LLC and Seadrill Limited (incorporated by reference to the Exhibit 10.7 of the registrant’s Report on Form 6-K for the month of March, filed on March 11, 2014)

4.24
Promissory Discount Note dated December 13, 2013 by and among Seadrill Capricorn Holdings LLC and Seadrill Limited (incorporated by reference to the Exhibit 10.7 of the registrant’s Report on Form 6-K for the month of March, filed on March 11, 2014)

4.25
Credit Agreement dated February 21, 2014 among Seadrill Operating LP, Seadrill Partners Finco LLC, Seadrill Capricorn Holdings LLC, various lenders and Deutsche Bank AG New York Branch, as Administrative Agent and Collateral Agent (incorporated by reference to the Exhibit 10.8 of the registrant’s Report on Form 6-K for the month of March, filed on March 11, 2014)

4.26
Bareboat Charter Agreement between Seadrill Offshore AS and Seadrill Canada Ltd. dated October 5, 2012 (incorporated by reference to Exhibit 10.16 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.27
Bareboat Charter Agreements between Seadrill China Operations Ltd. and Seadrill Offshore AS dated October 5, 2012 (incorporated by reference to Exhibit 10.17 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.28
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill T-15 Ltd. and Seadrill UK Ltd. (incorporated by reference to Exhibit 10.1 of Amendment No. 3 to the registrant’s Registration Statement on Form F-3 (File No. 333-192053), filed on November 1, 2013)

4.29
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill T-16 Ltd. and Seadrill UK Ltd. (incorporated by reference to Exhibit 10.2 of the registrant’s Registration Statement on Form F-3 (File No. 333-192053), filed on November 1, 2013)

4.30
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill International Ltd. and Seadrill UK Ltd., relating to the T-15 (incorporated by reference to Exhibit 10.3 of the registrant’s Registration Statement on Form F-3 (File No. 333-192053), filed on November 1, 2013)

4.31
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill International Ltd. and Seadrill UK Ltd., relating to the T-16 (incorporated by reference to Exhibit 10.2 of the registrant’s Registration Statement on Form F-3 (File No. 333-192053), filed on November 1, 2013)

4.32
Purchase and Sale Agreement, dated May 7, 2013, between Seadrill Limited and Seadrill Partners Operating LLC (incorporated by reference to the Exhibit 10.5 of the registrant’s Report on Form 6-K for the six months ended June 30, 2013, filed on September 30, 2013)

4.33
Purchase and Sale Agreement, dated October 11, 2013, by and among Seadrill Limited, Seadrill Partners LLC and Seadrill Partners Operating LLC (incorporated by reference to Exhibit 10.5 of the registrant’s Registration Statement on Form F-3 (File No. 333-192053), filed on November 1, 2013)

4.34	Unit Purchase Agreement, dated December 3, 2013 (incorporated by reference to the Exhibit 10.1 of the registrant’s Report on Form 6-K for the month of December, filed on December 9, 2013)
4.35	Unit Purchase Agreement, dated March 12, 2014 (incorporated by reference to the Exhibit 10.1 of the registrant’s Report on Form 6-K for the month of March, filed on March 17, 2014)
4.36.1
Contribution, Purchase and Sale Agreement, dated December 2, 2013 (incorporated by reference to the Exhibit 10.2 of the registrant’s Report on Form 6-K for the month of December, filed on December 9, 2013)

4.36.2
Amendment to Contribution, Purchase and Sale Agreement, dated as of December 12, 2013, by and among Seadrill Limited, a Bermuda exempted company Seadrill Partners LLC, Seadrill Operating LP, Seadrill Capricorn Holdings LLC, and Seadrill Americas Inc. (incorporated by reference to the Exhibit 10.1 of the registrant’s Report on Form 6-K for the month of March, filed on March 11, 2014)

4.36	Contribution, Purchase and Sale Agreement, dated March 11, 2014 (incorporated by reference to the Exhibit 10.2 of the registrant’s Report on Form 6-K for the month of March, filed on March 17, 2014)
4.37*	Promissory Discount Note, dated March 21, 2014 issued by Seadrill Capricorn Holdings LLC
8.1*	List of Subsidiaries of Seadrill Partners LLC
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial and Accounting Officer
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer

13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer
15.1*	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP
15.2*	Consent of Independent Registered Public Accounting Firm -PricewaterhouseCoopers AS
101. INS**	XBRL Instance Document
101. SCH**	XBRL Taxonomy Extension Schema
101. CAL**	XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF**	XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB**	XBRL Taxonomy Extension Schema Label Linkbase
101. PRE**	XBRL Taxonomy Extension Schema Presentation Linkbase
*     Filed herewith.
**     Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under such sections.

Index to Consolidated and Combined Carve-out Financial Statements of Seadrill Partners LLC

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	F- 2
Report of PricewaterhouseCoopers AS, Independent Registered Public Accounting Firm	F- 3
Consolidated and Combined Carve-out Statements of Operations for the years ended December 31, 2013, 2012, and 2011	F- 4
Consolidated and Combined Carve-out Balance Sheets as of December 31, 2013 and 2012	F- 5
Consolidated and Combined Carve-out Statements of Cash Flows ended December 31, 2013, 2012, and 2011	F- 6
Consolidated and Combined Carve-out Statements of Changes in Members’ Capital/Owner’s Equity for the years ended December 31, 2013, 2012, and 2011	F- 8
Notes to Consolidated and Combined Carve-out Financial Statements	F- 10

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Seadrill Partners LLC:

In our opinion, the accompanying consolidated and combined carve-out balance sheets and the related consolidated and combined carve-out statements of operations, of changes in members’ capital/owners' equity and of cash flows present fairly, in all material respects, the financial position of Seadrill Partners LLC and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for the years ended December 31, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's annual report on internal control over financial reporting appearing under item 15(b) of Seadrill Partners LLC's Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits which was an integrated audit in 2013. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Uxbridge, United Kingdom
April 30, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Seadrill Partners LLC:
In our opinion, the accompanying consolidated and combined carve-out statements of operations, of changes in members’ capital/owners' equity and of cash flows present fairly, in all material respects, the results of the operations and the cash flows of the carved-out predecessor to Seadrill Partners LLC (the “Seadrill Partners LLC Predecessor”) for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. These consolidated and combined carve-out financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated and combined carve-out financial statements based on our audit. We conducted our audit of these consolidated and combined carve-out financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined carve-out financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated and combined carve-out financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers AS
PricewaterhouseCoopers AS
Oslo, Norway
July 2, 2012 except for the effects of the reorganization of entities under common control related to the tender rig T-15 discussed in Note 1 to the consolidated and combined carve-out financial statements as to which the date is September 30, 2013 and for the effects of the reorganization of entities under common control related to the tender rig T-16 and the semi-submersible rigs West Sirius and West Leo discussed in Note 1 to the consolidated and combined carve-out financial statements as to which the date is April 30, 2014

SEADRILL PARTNERS LLC
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS
for the years ended December 31, 2013, 2012 and 2011
(In US$ millions, except per unit data)

	2013	2012	2011
Operating revenues
Contract revenues	$1,047.1	$859.5	$666.0
Reimbursable revenues	11.4	33.2	12.9
Other revenues	5.8	19.1	—
Total operating revenues	1,064.3	911.8	678.9

Operating expenses
Vessel and rig operating expenses	375.2	296.1	213.5
Reimbursable expenses	10.6	32.4	12.4
Depreciation and amortization	141.2	114.0	79.8
General and administrative expenses	49.6	37.2	25.2
Total operating expenses	576.6	479.7	330.9

Operating income	487.7	432.1	348.0

Financial items
Interest income	4.4	1.7	—
Interest expense	(92.2)	(65.8)	(46.2)
Gain/(loss) on derivative financial instruments	49.9	(32.9)	(85.6)
Currency exchange loss	(1.2)	(2.6)	(0.5)
Total financial items	(39.1)	(99.6)	(132.3)

Income before income taxes	448.6	332.5	215.7
Income taxes	(33.2)	(38.9)	(34.7)
Net income	$415.4	$293.6	$181.0
Net income attributable to the non-controlling interest	(271.0)	(95.0)	(13.5)
Net income attributable to Seadrill Partners LLC owners	$144.4	$198.6	$167.5

Earnings per unit (basic and diluted)
Common unitholders	$2.15	$0.29	$—
Subordinated unitholders	$1.83	$0.13	$—
A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.
See accompanying notes that are an integral part of these Consolidated and Combined Carve-out Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS
for the years ended December 31, 2013 and 2012
(In US$ millions)

	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$89.7	$21.2
Accounts receivables, net	175.8	191.4
Mobilization revenue receivable – short-term	16.6	13.6
Amount due from related party	248.3	39.6
Other current assets	38.1	38.6
Total current assets	568.5	304.4
Non-current assets:
Newbuildings	—	161.8
Drilling units	3,448.3	3,241.9
Mobilization revenue receivable – long-term	43.7	49.4
Deferred tax assets	9.8	0.6
Other non-current assets	2.3	10.8
Total non-current assets	3,504.1	3,464.5
Total assets	$4,072.6	$3,768.9
LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities:
Current portion of long-term related party debt	$108.3	$339.0
Related party revolving credit facility	125.9	—
Trade accounts payable and accruals	80.0	44.8
Deferred mobilization revenue – short-term	20.3	29.8
Related party payable	292.1	122.2
Other current liabilities	27.5	27.6
Total current liabilities	654.1	563.4
Non-current liabilities:
Long-term related party debt	1,826.4	1,737.0
Related party discount notes	299.9	—
Deferred mobilization revenue – long-term	37.6	43.7
Other non-current liabilities	—	0.4
Total non-current liabilities	2,163.9	1,781.1
Commitments and contingencies (see note 19)	—	—
Equity
Members’ Capital:
Common unitholders (issued 44,400,563 units)	280.2	294.1
Subordinated unitholders (issued 16,543,350 units)	18.8	3.7
Seadrill member interest	—	226.8
Total members’ capital	299.0	524.6
Non-controlling interest	955.6	899.8
Total equity	1,254.6	1,424.4
Total liabilities and equity	$4,072.6	$3,768.9
See accompanying notes that are an integral part of these Consolidated and Combined Carve-out Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENT OF CASH FLOWS
for the years ended December 31, 2013, 2012 and 2011
(In US$ millions)

	2013	2012	2011
Cash Flows from Operating Activities
Net income	$415.4	$293.6	$181.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	141.2	114.0	79.8
Amortization of deferred loan charges	7.1	8.5	6.7
Amortization of mobilization revenue	(31.8)	(32.5)	(17.2)
Unrealized (gain) / loss related to derivative financial instruments	(60.2)	32.9	85.6
Payment for long term maintenance	(26.5)	(18.2)	(7.3)
Deferred income tax (benefit) / expense	(9.2)	0.5	0.3
West Aquarius settlement	25.0	—	—
Profit sharing settlement expense	—	—	7.0

Changes in operating assets and liabilities, net of effect of acquisitions
Mobilization fees received from customers	16.2	66.5	—
Trade accounts receivable	(9.4)	(109.3)	39.0
Mobilization revenue receivable	2.7	(63.0)	—
Trade accounts payable	48.6	(5.7)	1.7
Related party payables	56.9	4.4	—
Other assets	2.0	(7.5)	(2.9)
Other liabilities	(14.0)	(6.0)	21.5
Net cash provided by operating activities	$564.0	$278.2	$395.2

Cash Flows from Investing Activities
Asset acquisition - newbuildings and rigs	—	—	(416.3)
Additions to newbuildings and rigs	(159.3)	(283.5)	(594.5)
Net cash used in investing activities	$(159.3)	$(283.5)	$(1,010.8)

SEADRILL PARTNERS LLC
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENT OF CASH FLOWS
for the years ended December 31, 2013, 2012 and 2011
(In US$ millions)

	2013	2012	2011
Cash Flows from Financing Activities
Proceeds from debt	$98.0	$100.5	$2,093.7
Repayments of debt	(348.8)	(215.9)	(986.1)
Debt fees paid	—	—	(10.2)
Proceeds from related party vendor finance	409.5	—	—
Proceeds from related party loans	—	5.0	—
Proceeds from revolving credit facility	169.6	—	—
Repayments of revolving credit facility	(43.7)	—	—
Cash distributions	(140.9)	—	—
Proceeds on issuance of equity, net of fees	464.8	207.1	—
Proceeds on issuance of equity to related parties	106.9	—	—
Distribution to Seadrill Limited for the acquisition of T-15, T-16, Leo and Sirius (1)	(939.2)	—	—
Repayment of owner’s funding	(112.4)	(85.7)	(471.5)
Net cash (used in) / provided by financing activities	$(336.2)	$11.0	$625.9

Net increase in cash and cash equivalents	68.5	5.7	10.3
Cash and cash equivalents at beginning of the year	21.2	15.5	5.2
Cash and cash equivalents at the end of year	89.7	21.2	15.5

Supplementary disclosure of cash flow information
Interest paid net of capitalized interest	$92.2	$63.8	$39.3
Taxes paid	35.1	49.0	39.9
(1) Presented net of capital contributions from Seadrill related to the acquisition of the West Leo and West Sirius. For further information refer to Note 3 - Business Acquisitions.
See accompanying notes that are an integral part of these Consolidated and Combined Carve-out Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN MEMBERS’
CAPITAL / OWNERS' EQUITY
for the years ended December 31, 2013, 2012 and 2011
(In US$ millions)

		Members’ Capital
	Owners' Equity	Common Units	Subordinated Units	Seadrill Member	Total Before Non- Controlling interest	Non- controlling Interest	Total Members’ Capital/Owners' Equity
Combined balance as at December 31, 2010	$1,034.7	$—	$—	$111.1	$1,145.8	$106.7	$1,252.5
Combined carve-out net income	141.1	—	—	26.4	167.5	13.5	181.0
Movement in invested equity	(382.8)	—	—	15.7	(367.1)	(11.2)	(378.3)
Combined balance as at December 31, 2011	793.0	—	—	153.2	946.2	109.0	1,055.2
Movement in invested equity	(6.4)	—	—	30.8	24.4	51.2	75.6
Elimination of equity transferred to the Company	(644.6)	—	—	—	(644.6)	644.6	—
Allocation of Company capital to unitholders	(288.5)	288.5	—	—	—	—	—
Issuance of 24,815,025 common units and 16,543,350 subordinated units	—	221.4	—	—	221.4	—	221.4
Expenses related to IPO	—	(18.8)	—	—	(18.8)	—	(18.8)
Proceeds distributed back to Seadrill	—	(202.6)	—	—	(202.6)	—	(202.6)
Consolidated and Combined carve-out net income	146.5	5.6	3.7	42.8	198.6	95.0	293.6
Consolidated and Combined Balance at December 31, 2012	$—	$294.1	$3.7	$226.8	$524.6	$899.8	$1,424.4

		Members’ Capital
	Owners' Equity	Common Units	Subordinated Units	Seadrill Member	Total Before Non- Controlling interest	Non- controlling Interest	Total Members’ Capital/Owners' Equity
Consolidated and Combined Balance at December 31, 2012	$—	$294.1	$3.7	$226.8	$524.6	$899.8	$1,424.4
Movement in invested equity	—	—	—	(62.3)	(62.3)	(50.1)	(112.4)
Acquisition of dropdown companies from Seadrill	—	—	—	(831.5)	(831.5)	(962.5)	(1,794.0)
Deemed distribution to Seadrill for the acquisition of dropdown companies	—			609.7	609.7	696.9	1,306.6
Allocation of deemed distribution to Seadrill for the acquisition of dropdown companies		(609.7)			(609.7)	(696.9)	(1,306.6)
Equity contribution from Seadrill to Seadrill Operating LP	—	—	—	—	—	511.1	511.1
Units issued by Seadrill Capricorn Holdings LLC to Seadrill Limited	—	—	—	—	—	338.8	338.8
Common units issued to Seadrill for the acquisition of the T-16	—	106.9	—	—	106.9	—	106.9
Common units issued to Seadrill and public (net of transaction costs of $15.3m)	—	464.8	—	—	464.8	—	464.8
Capital injection due to forgiveness of related party payables	—	9.9	6.6	—	16.5	24.0	40.5
Consolidated and Combined carve-out net income	—	53.4	33.7	57.3	144.4	271.0	415.4
Cash Distributions paid	—	(39.2)	(25.2)	—	(64.4)	(76.5)	(140.9)
Consolidated Balance at December 31, 2013	$—	$280.2	$18.8	$—	$299.0	$955.6	$1,254.6
See accompanying notes that are an integral part of these Consolidated and Combined Carve-out Financial Statements.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS
Note 1- General information
Background
On June 28, 2012, Seadrill Limited (“Seadrill”) formed Seadrill Partners LLC (the “Company”) under the laws of the Republic of the Marshall Islands
On October 24, 2012, the Company completed its initial public offering of its common units ("IPO"), in which the Company sold 10,062,500 common units representing limited liability company interests in the Company (including 1,312,500 common units issued in connection with the exercise by the underwriters’ of their option to purchase additional common units) to the public at a price of $22.00 per unit, raising gross proceeds of $221.4 million. Net proceeds from the offering were $202.6 million, after deducting underwriting discounts, commissions, and structuring fees and expenses of $18.8 million. As part of this transaction, the Company issued to Seadrill 14,752,525 common units and 16,543,350 subordinated units. The Company’s common units are listed on the New York Stock Exchange (“NYSE”) under the symbol “SDLP”.
In addition, the Company issued to Seadrill Member LLC, a wholly owned subsidiary of Seadrill, the Seadrill Member interest, which is a non economic limited liability company interest in the Company, and all of the Company's incentive distribution rights, which entitle the Seadrill Member to increasing percentages of the cash the Company can distribute in excess of $0.4456 per unit, per quarter.
On October 24, 2012, in connection with the Company's IPO, the Company acquired in return for the issuance of common and subordinated units to Seadrill and the net proceeds received from the IPO (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through the Company's 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. Seadrill Operating LP owned: (i) a 100% interest in the entities that own the West Aquarius and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owned 100% of the entities that own and operate the West Capricorn. These interests are collectively referred to as “OPCO’s Initial Fleet.”
These transactions described above have been reflected as a reorganization under common control and therefore the assets and liabilities acquired from Seadrill have been recorded at historical cost by the Company.
In connection with the IPO, the Company entered into several agreements including:

•
A management and administrative services agreement with Seadrill Management AS (subsequently assigned to Seadrill Management Ltd), and a management and administrative services agreement with Seadrill UK Ltd, are subsidiaries of Seadrill (“Seadrill Management”), pursuant to which Seadrill Management agreed to provide certain management, administrative, financial, personnel and other support services.;

•	A $300 million revolving credit agreement with Seadrill; and

•	An Omnibus Agreement with Seadrill, the Seadrill Member and OPCO (the "Omnibus Agreement") governing, among other things:

◦	To what extent the Company and Seadrill may compete with each other;

◦	Certain rights of first offer on certain rigs operating under long term contract for five or more years; and

◦	Rights of first offer on additional equity interests in OPCO.
On May 17, 2013, the Company's wholly owned subsidiary, Seadrill Partners Operating LLC, acquired from Seadrill a 100% ownership interest in the entities that own and operate the tender rig T-15. On October 18, 2013, the Company's wholly owned subsidiary, Seadrill Partners Operating LLC, acquired from Seadrill a 100% ownership interest in the entity that owns the tender rig T-16. As consideration for the purchase, the Company issued 3,310,622 common units to Seadrill.
On December 13, 2013, the Company completed the acquisition of the companies that own and operate the ultra-deepwater semi-submersible rigs, the West Sirius and West Leo. The West Sirius was acquired by Seadrill Capricorn Holdings LLC (51% owned by the Company) and the West Leo was acquired by Seadrill Operating LP (30% owned by the Company). In order to finance the acquisitions, the Company issued 11,200,000 common units to the public and 3,394,916 common units to Seadrill, and a further 1,680,000 units to the underwriters, issued in connection with the exercise of the underwriters’ option to purchase additional common units.
At December 31, 2013, Seadrill owned 62.4% of the outstanding limited liability interests of the Company, which included, Seadrill's interest in both the common and subordinated units. Subsequent to December 31, 2013, the Company issued additional common units which reduced Seadrill's ownership in the outstanding limited liability interests in both the common and the subordinated units to 53.2%. Please read Note 18.
The companies acquired from Seadrill relating to the T-15, T-16, West Leo and West Sirius are referred to as the "dropdown companies" throughout these financial statements.
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
Pre - IPO Basis of consolidation
Before the Company’s initial public offering, the Company’s Combined Carve-out Financial Statements have been prepared on a “carve-out” basis for the periods January 1, 2012 to October 23, 2012 and year ended December 31, 2011, from the accounting records of the Seadrill using historical results of operations, assets and liabilities attributable to the Company, including allocation of expenses from Seadrill. Management believes the assumptions and allocations of the carve-out period have been determined on a basis that is a reasonable reflection of the utilization of services provided to, or the benefit received by, the Company during the periods presented. The actual basis of allocation for each item is described below.
The Company’s Combined Carve-out Financial Statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the OPCO’s companies and their rig-owning and operating subsidiaries, plus the following items which have been assigned or allocated as set forth below:

•
The loan related to the West Capricorn drilling rig and associated balances have been assigned based on the actual debt agreements, as these are readily separable and identifiable within the books of Seadrill.

•
The Company’s debts relating to the West Capella, the West Aquarius and the West Vencedor drilling rigs are held by Seadrill in connection with loan facilities which also cover non-Seadrill Partners LLC drilling units. Accordingly, the Company’s share of these loan facilities, interest expense, deferred financing fees and related repayments and drawdowns for all periods presented have been carved-out based on the relative fair value of the Company’s drilling units at December 31, 2012, which is based on external fair value assessments.

The company has also benefited from Seadrill's general corporate debt. As the use of this debt was for general corporate purposes within the Seadrill corporate group, a proportion of the interest cost of this debt has been included in the Company’s Combined Carve-out Financial Statements for the periods presented, based upon the relative fair value of the Company’s drilling units at December 31, 2012 in proportion to the fair value of Seadrill’s drilling units (including the Company’s drilling units).

•
A portion of Seadrill’s mark-to-market adjustments for interest rate swap derivatives have been allocated to the Company’s Combined Carve-out Statement of Operations on the basis of the Company’s proportion of Seadrill’s floating rate debt.

•
Rig operating expenses, which include rig management fees for the provision of technical and commercial management of rigs, that cannot be attributed to specific drilling units have been allocated to the Company based on intercompany charges from Seadrill.

•
Administrative expenses, which include stock-based compensation and defined benefit pension plan costs of Seadrill that cannot be attributed to specific drilling units, and for which the Company is deemed to have received the benefit of, have been allocated to the Company based on intercompany charges from Seadrill. The Company has treated the defined benefit plan as a multiemployer plan operated by Seadrill and has included only period costs from Seadrill during the periods presented.

In accordance with the convention for carve-out financial statements, amounts due to and due from the Company to other Seadrill entities are recognized within owner’s equity in the Company’s Combined Carve-out Financial Statements. Because Seadrill uses a centralized cash management system, whereby cash held at a subsidiary level is swept on a daily basis into a centralized treasury function at Seadrill, intercompany payables and receivables outstanding for the periods presented prior to the Company's IPO, have been deemed to have been treated as equity in the Company.
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

Post - IPO Basis of consolidation
Investments in companies in which the Company directly or indirectly holds more than 50% of the voting control are consolidated in the financial statements. The Company owns a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP, through the Company's 100% ownership of its general partner Seadrill Operating GP LLC. Ownership of the general partner is deemed to provide the Company with a controlling financial interest and as such the Company consolidates Seadrill Operating LP in its financial statements.
All inter-company balances and transactions are eliminated. The Company allocated the initial company capital of unitholders on the basis of how distributions would be made in a liquidation situation.
Business combinations between entities under common control
Reorganization of entities under common control is accounted for similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, over the historical cost of the combining entity is accounted for as a change in equity. In addition re-organization of entities under common control is accounted for as if the transfer occurred from the date that both the combining entity and combined entity were both under the common control of Seadrill. Therefore, the Company’s financial statements prior to the date the interests in the combining entity were actually acquired are retroactively adjusted to include the results of the combined entities during the periods it was under common control of Seadrill.
The effect of adjusting the Company’s financial statements to account for this common control transactions relating to the acquisitions of the T-15, T-16, West Leo and West Sirius impacted the following line items as follows:

US$'millions	December 31, 2012
	T-15	T-16	West Sirius	West Leo	Total
Current assets
Cash and cash equivalents	0.1	0.1	0.1	1.5	1.8
Accounts receivables, net	—	—	32.7	24.6	57.3
Other current assets	0.1	—	2.9	1.2	4.2
Total current assets	0.2	0.1	35.7	27.3	63.3
Non-current assets
Newbuildings	112.0	49.8	—	—	161.8
Drilling units	—	—	484.4	654.5	1,138.9
Other non-current assets	1.2	—	0.9	0.7	2.8
Total non-current assets	113.2	49.8	485.3	655.2	1,303.5
Total assets	113.4	49.9	521.0	682.5	1,366.8
Current liabilities
Current portion of long-term related party payable	10.1	—	51.8	51.6	113.5
Trade accounts payable and accruals	4.2	2.4	2.2	7.8	16.6
Deferred mobilization revenue – short-term	—	—	5.2	4.7	9.9
Other current liabilities	—	—	1.6	2.8	4.4
Total current liabilities	14.3	2.4	60.8	66.9	144.4
Non-current liabilities
Long-term related party payable	90.4	—	207.3	472.6	770.3
Deferred mobilization revenue – long-term	—	—	2.6	—	2.6
Total non-current liabilities	90.4	—	209.9	472.6	772.9
Total equity	8.7	47.5	250.3	143.0	449.5
Total liabilities and equity	113.4	49.9	521.0	682.5	1,366.8
Net income for 2012 and 2011 increased by $105.3 million and $39.9 million respectively.

The effect on the consolidated and combined carve-out statement of cash flows for 2012 and 2011 was as follows:

•	net cash provided by operating activities increased by $124.1 million in 2012; and increased by $101.6 million in 2011;

•	net cash used in investing activities decreased by $219.1 million in 2012; and decreased by $618.5 million in 2011;

•	net cash provided by financing activities increased by $96.7 million in 2012; and increased by $517.0 million in 2011;

•	overall net increase in cash and cash equivalents increased by $1.7 million in 2012; and increased by $0.1 million in 2011.

The net income attributable to the dropdown companies prior to the acquisition by the Company has been allocated between Members' Capital and non-controlling interests on the basis of the capital structure of the Company as at December 31, 2013. Amounts attributable to Members' Capital have been allocated to the Seadrill member interest. The Seadrill Member interest, and its rights to the Incentive distribution rights, is owned by the predecessor owner of acquired entities, Seadrill Limited.

Revision
In 2013, the Company determined that there was an immaterial error in the allocation of Company capital to the common and subordinated unitholders after the Company's IPO on October 24, 2012 in the consolidated and combined carve-out statements of changes in Members’ Capital/Owners’ Equity. The Company has revised the amounts previously reported to reflect the correct allocation. The effect of the revision was to increase the amount allocated to the common units by $85.9 million and decrease the amount to the subordinated units by $85.9 million. There was no change in the total Members Capital/Owners’ equity.
The Company determined an immaterial error on the allocation of equity between components of Members’ Capital and Non-Controlling Interests which arose as a result of certain common control transactions with Seadrill during 2013. The Company has revised the amounts previously reported to reflect the correct allocation. The effect of the revision was to increase amounts attributable to Non-Controlling Interests by $24.0 million, decrease amounts attributable to Common Unitholders by $44.8 million and increase amounts attributable to Subordinated Unitholders by $20.8 million. There was no change to amounts included within Total Members Capital/Owners' Equity.

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
In some cases, the Company may receive lump sum non-contingent fees or dayrate based fees from customers for demobilization upon completion of a drilling contract. Non-contingent demobilization fees are recognized as revenue over the original contract term, excluding any extension option periods not exercised by the Company's customers. Contingent demobilization fees are recognized as earned upon completion of the drilling contract.
Fees received from customers under drilling contracts for capital upgrades are deferred and recognized over the remaining contract term, excluding any extension option periods not exercised.
In certain countries in which the Company operates, taxes such as sales, use, value-added, gross receipts and excise may be assessed by the local government on the Company's revenues. The Company generally records tax-assessed revenue transactions on a net basis in the consolidated and combined carve-out statement of income.

Reimbursable revenue and expenses
Reimbursements received for the purchases of supplies, personnel services and other services provided on behalf of and at the request of the Company's customers in accordance with a contract or agreement are recorded as revenue. The related costs are recorded as reimbursable expenses in the same period.
Other revenues
Other revenues are for revenues earned within the Company's Nigerian service company relating to certain services, including the provision of onshore and offshore personnel, which are provided to Seadrill’s West Polaris drilling rig that was operating in Nigeria for the year ended December 31, 2012 and for a portion of the year ended December 31, 2013.
Mobilization and demobilization expenses
Demobilization costs are costs related to the transfer of a vessel or drilling unit to a safe harbor or different geographic area and are expensed as incurred.
Mobilization costs incurred as part of a contract are capitalized and recognized as expense over the contract term, excluding any extension periods not exercised by the Company's customers. The costs of relocating drilling units that are not under contract are expensed as incurred.
Vessel and rig operating expenses
Vessel and rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where the Company operates the rigs and are expensed as incurred.
Repairs, maintenance and periodic surveys
Costs related to periodic overhauls of drilling units are capitalized under drilling units and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily yard costs and the cost of employees directly involved in the work. Amortization costs for periodic overhauls are included in depreciation and amortization expense. Costs for other repair and maintenance activities are included in vessel and rig operating expenses and are expensed as incurred.
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
Earnings Per Unit
The Company computes earnings per unit using the two-class method set out in US GAAP. Any undistributed earnings for the period are allocated to the various unitholders in accordance with the cash distribution provisions contained in the Company's Operating Agreement across the common and subordinated members and incentive distribution right holders. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model.
The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Company's net earnings.
Current and non-current classification
Assets and liabilities are classified as current assets and liabilities respectively, if their maturity is within one year of the balance sheet date. Otherwise, they are classified as non-current assets and liabilities.
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
Drilling units
Rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of the Company’s semi-submersibles, drillships and tender rigs, when new, is 30 years.
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
Derivative Financial Instruments and Hedging Activities
The Company’s interest-rate swap agreements are recorded at fair value, and are recorded within related party receivables on the balance sheet as the counter party to the agreements is Seadrill. Changes in the fair value of interest-rate swap agreements, which have not been designated as hedging instruments, are recorded as a gain or loss as a separate line item within financial items.
Income taxes
Seadrill Partners LLC is organized in the Republic of the Marshall Islands and resident in the United Kingdom for taxation purposes. The Company and its controlled affiliates do not conduct business or operate in the Republic of the Marshall Islands and therefore are not subject to income, capital gains, profits or other taxation under current Marshall Island law. As a tax resident of the United Kingdom the Company is subject to tax on income earned from sources within the United Kingdom. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently income taxes have been recorded in these jurisdictions when appropriate.
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
Deferred charges
Loan related costs, including debt arrangement fees and legal expenses, are capitalized within current and non-current assets, and amortized over the term of the related loan and the amortization is included in interest expense.
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
Related parties
Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. Prior to IPO, all transactions between related parties were recognized on an allocation basis. Post IPO, all related party transactions are based on the principle of arm’s length estimated market value. For businesses acquired from Seadrill subsequent to IPO, transactions between related parties prior to acquisition were recognized on an allocation basis. The acquisition transactions and all post acquisition transactions are based on the principle of arm's length estimated market value.
Equity allocation
Earnings attributable to unitholders of Seadrill Partners are allocated to all unitholders on a pro rata basis for the purposes of presentation in the Company’s consolidated and combined carve-out statements of changes in members’ capital. Earnings attributable to unitholders for any period are first reduced for any cash distributions for the period to be paid to the holders of the incentive distribution rights.
At the time of the IPO the equity attributable to unitholders was allocated using the hypothetical amounts which would be distributed to the various unitholders on a liquidation of the Company ("hypothetical liquidation method"). This method has also been used to account for issuances of common units by the Company, and the deemed distributions from equity which resulted from acquisitions of drilling units from Seadrill.
Pre-acquisition earnings presented which relates to entities acquired from Seadrill as part of common control transactions have been allocated to the Seadrill member interest. The Seadrill Member interest, and its rights to the Incentive distribution rights, is owned by the predecessor owner of acquired entities, Seadrill Limited.
Recently Issued Accounting Standards
Balance sheet—Effective January 1, 2014, the Company will adopt the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (GAAP). The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount the Company expects to pay on behalf of its co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The update is effective for interim and annual periods beginning on or after December 15, 2013. The Company is currently assessing the impact of this new standard.

Note 3 - Acquisition of entities under common control

T-15 Acquisition
On May 17, 2013, the Company's wholly owned subsidiary, Seadrill Partners Operating LLC, acquired a 100% interest in the companies that own and operate the tender rig T-15 from Seadrill for a total purchase price of $210.0 million, less $100.5 million of debt assumed relating to the proportion of Seadrill's existing $440 million credit facility, relating to the T-15. Working capital adjustments reduced the purchase price by $34.9 million, which was settled in cash during the year. The acquisition has been accounted for as a transaction between entities under common control. The net assets acquired are recorded at the historic book value of Seadrill. The excess of the purchase price over the book value of net assets acquired of $79.4 million has been recorded as a reduction of equity. The acquisition was funded by a vendor financing loan from Seadrill of $109.5 million.
T-16 Acquisition
On October 18, 2013, Seadrill Partners Operating LLC, acquired from Seadrill a 100% ownership interest in the entity that owns the tender rig T-16 for a total purchase price of $200.0 million, less $93.1 million of debt assumed relating to the proportion of Seadrill's existing $440 million credit facility, relating to the T-16. Working capital adjustments reduced the purchase price by $39.0 million, which was recognized within related party receivables at December 31, 2013. The acquisition has been accounted for as a transaction between entities under common control. The net assets acquired are recorded at the historic book value of Seadrill. The excess of the purchase price over the book value of net assets acquired of $67.6 million has been recorded as a reduction of equity. As consideration for the purchase, the Company issued 3,310,622 common units to Seadrill in a private placement transaction at a price of $32.29 per unit, which was valued at $106.9 million.
West Sirius and West Leo Acquisition
On December 13, 2013, the acquisition of the companies that own and operate the West Sirius (the "Sirius Business") and West Leo (the "Leo Business") was completed. The Sirius Business was acquired by Seadrill Capricorn Holdings LLC (51% owned by the Company) and the Leo Business was acquired by Seadrill Operating LP (30% owned by the Company).
The total purchase price of the Sirius Business was $1,035.0 million, less debt assumed of $220.2 million, relating to the proportion of Seadrill's existing $1,500 million credit facility relating to the West Sirius. Working capital adjustments increased the purchase price by $106.7 million. 51% (which corresponds to the Company's ownership share of Seadrill Capricorn Holdings LLC) of this was recognized within related party payables at December 31, 2013. The remaining amount was recognized as an increase in the equity contribution from Seadrill described below. The acquisition has been accounted for as a transaction between entities under common control. The net assets acquired are recorded at the historic book value of Seadrill. The excess of the purchase price over the book value of net assets acquired of $546.9 million has been recorded as a reduction of equity. The Company funded its share of the purchase price through the equity issue described below, the issuance of a $229.9 million discount note by Seadrill Capricorn Holdings LLC, the issuance of a $70.0 million discount note by the Company, with the remaining 49% (which corresponds to Seadrill's share of Seadrill Capricorn Holdings LLC) being funded by an issuance of common units by Seadrill Capricorn Holdings LLC to Seadrill, totaling $338.8 million.
The total purchase price of the Leo Business was $1,250.0 million, less debt assumed of $485.0 million, relating to the proportion of Seadrill's existing $1,121 million credit facility relating to the West Leo. Working capital adjustments reduced the purchase price by $35.0 million. 30% (which corresponds to the Company's ownership share of Seadrill Operating LP) of this was recognized within related party payables at December 31, 2013. The remaining amount was recognized as a reduction in the equity contribution from Seadrill described below. The acquisition has been accounted for as a transaction between entities under common control. The net assets acquired are recorded at the historic book value of Seadrill. The excess of the purchase price over the book value of net assets acquired of $612.7 million has been recorded as a reduction of equity. The Company funded its share of the purchase price through the equity issue described below, with the remaining 70% (which corresponds to Seadrill's share of Seadrill Operating LP) being funded by an equity contribution to Seadrill Operating LP, by Seadrill totaling $511.1 million.
In order to fund the cash portion of the purchase price of these acquisitions, Seadrill Partners issued 12,880,000 common units to the public (including 1,680,000 common units issued to underwriters’ option to purchase additional common units) and 3,394,916 common units to Seadrill, at a price of $29.50 per unit on December 9, 2013 amounting to total gross proceeds of $480.1 million. Issuance fees were $15.3 million.

The following table summarizes the above acquisitions.

(In US$ millions)	T-15	T-16	Sirius	Leo	Total

Total purchase price	210.0	200.0	1,035.0	1,250.0	2,695.0
Debt assumed	(100.5)	(93.1)	(220.2)	(485.0)	(898.8)
Purchase price less debt	109.5	106.9	814.8	765.0	1,796.2
Working capital adjustments	(34.9)	(39.0)	106.7	(35.0)	(2.2)
Adjusted purchase price	74.6	67.9	921.5	730.0	1,794.0
Carrying value of net assets / (liabilities) acquired	(4.8)	0.3	374.6	117.3	487.4
Excess of sales price over net assets acquired	79.4	67.6	546.9	612.7	1,306.6

Refer to Note 1 for further information on how these transactions have had an effect on the Company's consolidated and combined carve out financial statements.

Note 4 – Segment information
Operating segment
OPCO’s fleet, which is regarded as one single global segment, and is reviewed by the Chief Operating Decision Maker, which is the Company's board of directors, as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.
A breakdown of the Company’s contract revenues by customer for the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
BP	35.0%	28.9%	26.8%
Total	19.6%	24.2%	30.0%
Tullow	18.8%	13.9%	—%
ExxonMobil *	14.5%	23.6%	30.8%
Chevron	12.1%	9.4%	12.5%
Total	100.0%	100.0%	100.0%
* During 2013 the ExxonMobil drilling contract was assigned to Hibernia Management and Development Co. Ltd and Statoil Canada Ltd.

Geographic Data
Revenues are attributed to geographical areas based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the revenues and fixed assets by geographic area:
Revenues

(In US$ millions)	2013	2012	2011
Nigeria	207.5	209.8	204.7
China	—	84.1	115.7
Angola	87.9	86.3	82.7
Vietnam	—	39.1	60.6
Malaysia	—	—	30.8
Canada	153.5	87.3	—
United States	370.4	259.3	181.7
Thailand	40.6	—	—
Ghana	198.6	126.8	—
Other	5.8	19.1	2.7
Total	1,064.3	911.8	678.9
Fixed Assets—Drilling Units (1)

(In US$ millions)	2013	2012
Nigeria	543.5	553.9
Angola	182.6	194.3
Ghana	632.1	654.5
Canada	543.5	545.7
United States	1,274.8	1,293.5
Thailand	271.8	—
Total	3,448.3	3,241.9

(1)
The fixed assets referred to in the table above include the eight drilling units at December 31, 2013 and six drilling units at December 31, 2012. The fixed assets and drilling units include the dropdown companies prior to their acquisition by the Company. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

Note 5 – Taxation
Income taxes consist of the following:

(In US$ millions)	2013	2012	2011
Current tax expense:
United Kingdom	—	—	—
Foreign	42.4	39.5	34.4
Total current tax expense	42.4	39.5	34.4
Deferred tax (benefit) expense:
United Kingdom	—	—	—
Foreign	(9.2)	(0.6)	0.3
Total income tax expense	33.2	38.9	34.7

Seadrill Partners LLC is tax resident in the United Kingdom. The Company's controlled affiliates operate and earn income in several countries and are subject to the laws of taxation within those countries. Currently none of the Company's controlled affiliates operate in the United Kingdom and therefore the Company is not subject to U.K. tax. Subject to changes in the jurisdictions in which the Company's drilling units operate and/or are owned, differences in levels of income and changes in tax laws, the Company's effective income tax rate may vary substantially from one reporting period to another. The Company's effective income tax rate for each of the years ended on December 31, 2013, 2012 and 2011 differs from the U.K. statutory income tax rate as follows:

	2013	2012	2011
U.K. statutory income tax rate	23.3%	24.5%	26.5%
Non-U.K. taxes	(15.8)%	(12.8)%	(10.4)%
Effective income tax rate	7.4%	11.7%	16.1%
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.
The net deferred tax assets consist of the following:

(In US$ millions)	2013	2012
Deferred mobilization revenue	0.3	0.6
Net operating losses carry forward	9.5	—
Total deferred tax assets	9.8	0.6

As of December 31, 2013, deferred tax assets related to net operating loss ("NOL") carryforwards was $9.5 million, which can be used to offset future taxable income. NOL carry forwards, which were generated in various jurisdictions will expire, if not utilized, in 2033. The Company did not have any deferred tax liabilities at December 31, 2013 and 2012.

Note 6 – Other revenues
Related party other revenues comprise the following items:

(In US$ millions)	2013	2012	2011
Related party other revenues	5.8	19.1	—
Total	5.8	19.1	—
During the year ended December 31, 2013, the Company earned related party other revenues within the Company's Nigerian service company of $5.8 million (2012; $19.1 million) relating to certain services, including the provision of onshore and offshore personnel, which the Company provided to Seadrill’s West Polaris drilling rig that was operating in Nigeria during that period.

Note 7 – Accounts receivable
Accounts receivable are presented net of allowances for doubtful accounts. There were no allowances for doubtful accounts receivable at December 31, 2013 and 2012.
The Company did not recognize any bad debt expense in 2013, 2012 or 2011, but has instead reduced contract revenue for any disputed amounts. Contract revenue was reduced by $22.1 million in 2013, $3.4 million in 2012 and nil in 2011. The reduction in 2013 was a result of the Company's entry into a settlement with ExxonMobil, which related to an agreement for non-payment during the recent mobilization period of the West Aquarius, as a result of the time needed to complete modifications and repairs in order to meet regulatory requirements.

Note 8 – Other current assets
Other current assets include:

(In US$ millions)	December 31, 2013	December 31, 2012
Reimbursable amounts due from customers	19.8	26.3
Deferred charges – short term portion	7.7	8.4
Prepaid expenses	10.1	2.2
Other	0.5	1.7
Total other current assets	38.1	38.6

Note 9 – Newbuildings

(In US$ millions)	December 31, 2013	December 31, 2012
Opening balance	161.8	1,378.8
Additions	89.6	236.3
Capitalized interest and loan related costs	3.9	22.3
Re-classified as Drilling Units	(255.3)	(1,475.6)
Closing balance	—	161.8

December 31, 2012 newbuildings have been retroactively adjusted for the impact of the acquisition of the T-15, T-16 and the West Leo.
Transfers from newbuildings to drilling units in 2012 relate to the West Capricorn and the West Leo.
Transfers from newbuildings to drilling units in 2013 relate to the T-15 and T-16.

Note 10 – Drilling units

(In US$ millions)	December 31, 2013	December 31, 2012
Cost	3,899.0	3,551.4
Accumulated depreciation	(450.7)	(309.5)
Net book value	3,448.3	3,241.9

December 31, 2012 drilling units have been retroactively adjusted for the impact of the acquisition of the West Sirius and the West Leo.
Depreciation and amortization expense related to the drilling units was $141.2 million, $114.0 million and $79.8 million for the years ended December 31, 2013, 2012 and 2011 respectively.

Note 11 – Other non-current assets

(In US$ millions)	December 31, 2013	December 31, 2012
Deferred charges – long-term portion	2.3	10.6
Other	—	0.2
Total other non-current assets	2.3	10.8

Note 12 – Long-term related party debt
For each of the Rig Financing Agreements (described below), the Company entered into a loan agreement with Seadrill on a back to back basis. These loan agreements with Seadrill are classified as related party transactions. Pursuant to these loan agreements, each rig owning subsidiary can make payments of principal and interest to Seadrill or directly to the third party lenders under each facility, corresponding to that proportion of the loan relating to the West Capella, West Aquarius, West Vencedor, West Capricorn, T-15, T-16, West Leo and West Sirius. The company also entered into other sources of finance with Seadrill, including vendor financing loan agreements and discount notes.
As of December 31, 2013 and 2012, the Company had the following amounts of related party debt outstanding:

(In US$ millions)	2013	2012
$1,500 facility	643.5	831.7
$1,200 facility	90.5	111.1
$109.5 vendor financing facility	109.5	—
$550 facility	440.0	508.5
$440 facility	178.6	100.5
$1,121 facility	472.6	524.2
Sub-total long-term related party debt	1,934.7	2,076.0
$229.9 discount note	229.9	—
$70.0 discount note	70.0	—
Total related party debt	2,234.6	2,076.0
Less: current portion	(108.3)	(339.0)
Long-term portion of related party debt	2,126.3	1,737.0

The outstanding debt as of December 31, 2013 is repayable as follows:

(In US$ millions)	Year ending December 31,
2014	108.3
2015	465.8
2016	476.4
2017	136.1
2018	17.0
2019 and thereafter	1,031.0
Total related party debt	2,234.6

Rig Financing Agreements
$1,500 million Secured Credit Facility
In June 2009, Seadrill entered into a $1,500 million senior secured loan facility with a syndicate of banks and export credit facility agents, to partly fund the acquisition of the West Aquarius, West Capella, the West Sirius rigs, which have been pledged as collateral. Seadrill’s net book value at December 31, 2013 of the rigs pledged as collateral is $1,721.0 million, of which $1,572.8 million relates to the West Aquarius, West Capella and West Sirius. The loan facility bears interest at LIBOR plus 3.31% per annum and is repayable over a term of 5 years. At maturity in June 2014, a balloon payment of $662.0 million is due, of which $603.0 million relates to the West Aquarius, West Capella, the West Sirius. The outstanding balance as of December 31, 2013 attributable to the Company was $643.5 million. The Company did not have any undrawn capacity on this facility as of December 31, 2013.
On February 21, 2014, Seadrill Operating LP entered into a Credit Agreement for $1.8 billion due in February 2021 the proceeds of which have been used to repay the $1,500 million facility in full. Please read Note 18. As a result, in accordance with US GAAP, the short term portion of this facility due has been reclassified to long-term debt as of December 31, 2013.

$1,200 million Secured Term Loan
In June 2010, Seadrill entered into a $1,200 million secured term loan with a group of various commercial lending institutions and export credit agencies. The loan is secured by first priority mortgages on one ultra-deepwater semi-submersible drilling rig (West Orion), one ultra-deepwater drillship (West Gemini) and one tender rig (West Vencedor). Seadrill’s net book value at December 31, 2013 of the rigs pledged as collateral is $1,426 million, of which $182.3 million relates to the West Vencedor. The loan facility bears interest at LIBOR plus 2.25% per annum and is repayable over a term of 5 years. At maturity a balloon payment of $566.7 million is due, of which $69.9 million relates to the Company. The outstanding balance as of December 31, 2013 attributable to the West Vencedor, was $90.5 million. The Company did not have any undrawn capacity on this facility as of December 31, 2013.
$550 million Secured Credit Facility
In December 2011, Seadrill entered into a $550 million secured credit facility with a syndicate of banks to partly fund the delivery of the ultra-deepwater semi-submersible drilling rig the West Capricorn, which has been pledged as collateral. The net book value at December 31, 2013 of the rig pledged as collateral is $785 million. The loan facility has a term of 5 years and bears interest at LIBOR plus a margin of 1.5% to 2.25%. The outstanding balance as of December 31, 2013 attributable to the Company was $440.0 million. At maturity a balloon payment of $275 million is due, 100% of which relates to the West Capricorn. The Company did not have any undrawn capacity on this facility at December 31, 2013.
$440 million Secured Term Loan
In December 2012, Seadrill entered into a $440 million secured term loan facility with a syndicate of banks to fund the delivery of two tender rigs, the T-15 and T-16 and two jack-up drilling rigs under construction. As of December 31, 2012, Seadrill had drawn down $100.5 million relating to the T-15 tender rig, and on April 25, 2013, Seadrill drew down $98 million relating to the T-16 tender rig. The net book value at December 31, 2013 of the units pledged as collateral is $488 million, of which $271.4 million relates to the T-15 and T-16. The facility bears interest at LIBOR plus 3.25% per annum and is repayable over a term of 5 years. The outstanding balance as at December 31, 2013 was $293 million, of which $178.6 million relates to the T-15 and T-16. At maturity a balloon payment of $173 million is due, of which $109.2 million relates to the Company. The Company did not have any undrawn capacity on this facility as of December 31, 2013.
$1,121 million Secured Credit Facility
In January 2011, Seadrill entered into a $1,121 million secured credit facility to fund the acquisition of two ultra-deepwater semi-submersible rigs, the West Leo and West Pegasus, which have been pledged as collateral. The net book value at December 31, 2013 of the rigs pledged as collateral is $1,205 million, of which $631.1 million relates to the West Leo. The facility bears interest at LIBOR plus a margin in the range of 2.25% to 5.0% and is repayable over a term of seven years. The outstanding balance as of December 31, 2013 attributable to the Company was $472.6 million relates to the West Leo. At maturity a balloon payment of $497.9 million was due, of which $279.1 million relates to the West Leo. The Company did not have any undrawn capacity on this facility as of December 31, 2013.
On February 21, 2014 Seadrill Operating LP entered into a Credit Agreement for $1.8 billion due in February 2021 the proceeds of which have been used to repay the West Leo portion of this facility relating to the Company. Please read Note 18. As a result, in accordance with US GAAP, the short term portion of this facility due has been reclassified to long-term debt as of December 31, 2013.
Other financing agreements
$300 million Revolving Credit Facility
In October 2012, the Company entered into a $300 million revolving credit facility with Seadrill. The facility is for a term of 5 years and bears interest at a rate of LIBOR plus 5.0% per annum, with an annual 2% commitment fee on the undrawn balance. At December 31, 2012 the facility remained undrawn. During 2013 the Company drew down $169.6 million on the revolving credit facility and repaid $43.7 million. The outstanding balance as at December 31, 2013 was 125.9 million. On March 1, 2014, the revolving credit facility was reduced to $100 million. Please read Note 18.
$109.5 million Vendor Financing Loan Agreement
In May 2013, the Company borrowed from Seadrill $109.5 million as vendor financing to fund the acquisition of the T-15. The facility bears interest of LIBOR plus a margin of 5.0% and is due in May 2016.

$229.9 million Discount Note
In December 2013, as part of the acquisition of the West Sirius, Seadrill Capricorn Holdings LLC issued a zero coupon discount note to Seadrill for $229.9 million. The note is repayable in June 2015 and upon maturity Seadrill Capricorn Holdings LLC will pay $238.5 million to Seadrill. In February 2014, Seadrill Capricorn Holdings LLC repaid this discount note in full. Please read Note 18.
$70 million Discount Note
In December 2013, as part of the acquisition of the West Sirius, the Company issued a zero coupon discount note to Seadrill for $70 million. The note is repayable in June 2015 and upon maturity the Company will pay $72.6 million to Seadrill. In March 2014, the Company repaid this discount note in full. Please read Note 18.
Covenants on Loans
In addition to the collateral provided to lenders in the form of pledged assets, Seadrill’s bank loan agreements generally contain financial covenants, the primary covenants being as follows:

•	Aggregated minimum liquidity requirement for Seadrill's consolidated group: to maintain cash and cash equivalents of at least $150 million within the group.

•	Interest coverage ratio: to maintain an EBITDA to interest expense ratio of at least 2.5:1.

•
Current ratio: to maintain current assets to current liabilities ratio of at least 1:1. Current assets are defined as book value less minimum liquidity, but including up to 20.0% of shares in listed companies owned 20.0% or more. Current liabilities are defined as book value less the current portion of long term debt.

•	Equity to asset ratio: to maintain total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book and market values of drilling units.

•
Leverage ratio: to maintain a ratio of net debt to EBITDA no greater than 4.5:1. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements.

In the event that the Company acquires a rig without historic EBITDA available, the Company is entitled to base a twelve months historical EBITDA calculation on future projected EBITDA subject to the drilling unit having a firm charter contract at the time of delivery with a minimum duration of 12 months and a firm charter contract in place at the time of such EBITDA calculation.
The Rig Facilities contain various customary covenants that may limit, among other things, the ability of the borrower to:

•	sell the applicable drilling unit;

•	incur additional indebtedness or guarantee other indebtedness;

•	make investments or acquisitions;

•	pay dividends or make any other distributions if an event of default occurs; or

•	enter into inter-company charter arrangements for the drilling units not contemplated by the applicable Rig Facility.
The Rig Facilities also identify various events that may trigger mandatory reduction, prepayment, and cancellation of the facility including, among others, the following:

•	total loss or sale of a drilling unit securing a Rig Facility;

•
cancellation or termination of any existing charter contract or satisfactory drilling contract (in the case of the West Capricorn Facility if a new contract is not entered into within 12 months after the cancellation or termination of such contract); and

•	a change of control.
The Rig Facilities contain customary events of default, such as failure to repay principal and interest, and other events of defaults, such as:

•	failure to comply with the financial or insurance covenants;

•	cross-default to other indebtedness held by both Seadrill and its subsidiaries and by the Company;

•	failure by Seadrill or by the Company to remain listed on a stock exchange;

•	the occurrence of a material adverse change;

•	revocation, termination, or modification of any authorization, license, consent, permission, or approval as necessary to conduct operations as contemplated by the applicable Rig Facility; and

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

If an event of default exists under any of the Rig Facilities, the lenders have the ability to accelerate the maturity of the applicable Rig Facility and exercise other rights and remedies. In addition, if Seadrill were to default under one of its other financing agreements, it could cause an event of default under each of the Rig Facilities. Further, because OPCO’s drilling units are pledged as security for Seadrill’s obligations under the Rig Facilities, lenders thereunder could foreclose on OPCO’s drilling units in the event of a default thereunder.
Seadrill was in compliance with the covenants under the Rig Facilities as of December 31, 2011, December 31, 2012, and December 31, 2013. In addition, the Company and OPCO were each in compliance with the covenants contained in the related party loan agreements as of December 31, 2013. The Company and Seadrill also intend to amend these restrictive covenants in connection with any assignment or amendment of the Rig Facilities.

Note 13 – Other current liabilities
Other current liabilities are comprised of the following:

(In US$ millions)	December 31, 2013	December 31, 2012
Taxes payable	8.1	13.3
Employee withheld taxes, social security and vacation payment	9.6	7.7
VAT payable	9.8	—
Other current liabilities	—	6.6
Total other current liabilities	27.5	27.6

Note 14 – Related party transactions
As described in Note 1, prior to the IPO closing date, Seadrill charged the Company for the provision of technical and commercial management of the drilling units, as well as a share of Seadrill’s general and administrative costs. In connection with the IPO, the Company entered into certain agreements with affiliates of Seadrill to provide certain management and administrative services, as well as technical and commercial management services. Amounts charged to the Company for the years ended December 31, 2013, 2012 and 2011 were $122.5 million, $166.1 million and $199.0 million respectively.
Net expenses (income) with Seadrill:

(In US$ millions)	2013	2012	2011
Management and administrative fees (a) and (b)	47.1	27.5	22.7
Rig operating costs (c)	16.5	23.7	17.1
Insurance premiums (d)	21.8	17.3	15.5
Interest expense (e)	87.7	65.5	58.1
Commitment fee (f)	4.5	—	—
Derivative (gains) / losses (e)	(49.9)	32.9	85.6
Bareboat charters (h)	(4.9)	—	—
Other revenues due to West Polaris (i)	(5.8)	(19.1)	—
Operating expenses for West Polaris (i)	5.5	18.3	—
Total	122.5	166.1	199.0

Receivables (payables) from related parties:

(In US$ millions)	2013	2012
Trading balances due to Seadrill and subsidiaries (j)	(292.1)	(122.2)
Trading balances due from Seadrill and subsidiaries (j)	248.3	39.6
Revolving credit facility with Seadrill (f)	(125.9)	—
Rig financing agreements with Seadrill (g)	(1,825.2)	(2,076.0)
Vendor financing loan agreement with Seadrill (k)	(109.5)	—
Discount notes with Seadrill (l)	(299.9)	—

(a)
Management and administrative service agreements – In connection with the IPO, OPCO entered into a management and administrative services agreement with Seadrill Management a wholly owned subsidiary of Seadrill, pursuant to which Seadrill Management provides the Company certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee equal to 5% of Seadrill Management’s costs and expenses incurred in connection with providing these services. The agreement has an initial term for 5 years and can be terminated by provided 90 days written notice.

(b)
Technical and administrative service agreement – In connection with the IPO, OPCO entered into certain advisory, technical and/or administrative services agreements with subsidiaries of Seadrill. The services provided by Seadrill’s subsidiaries are charged at cost plus service fee equal to approximately 5% of Seadrill’s costs and expenses incurred in connection with providing these services.

(c)	Rig operating costs – relates to rig operating costs charged by Seadrill in relation to costs incurred on behalf of the West Vencedor.

(d)	Insurance premiums – the Company’s drilling units are insured by a Seadrill company and the insurance premiums incurred are recharged to the Company.

(e)
Interest expense and loss on derivatives – prior to entering the Rig Financing Agreements these costs were allocated to the Company from Seadrill based on the Company’s debt as a percentage of Seadrill’s overall debt. Upon entering the Rig Financing Agreements with Seadrill, the costs and expenses have been incurred by the Company.

(f)
$300 million revolving credit facility – In October 2012 the Company entered into a $300 million revolving credit facility with Seadrill. The facility is for a term of five years and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. At December 31, 2012 the facility remained undrawn. During 2013 the Company drew down $169.6 million on the revolving credit facility and repaid $43.7 million. The outstanding balance as at December 31, 2013 was 125.9 million.

(g)
Rig Financing Agreements – See note 12 for details of the Rig Financing Agreements. Under the agreements each rig owning subsidiary makes payments of principal and interest directly to the lenders under each Rig Financing Agreement, at Seadrill’s direction and on its behalf, corresponding to payments of principal and interest due under each Rig Financing Agreement that are allocable to each rig.

(h)
West Aquarius bareboat charter – In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of OPCO, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius and a wholly-owned subsidiary of OPCO, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. For 2013, the net effect to OPCO is an expense of $4.9 million.

(i)
Other revenues and expenses - During the year ended December 31, 2013 the Company earned other revenues within the Company's Nigerian service company of $5.8 million (2012: $19.1 million) relating to certain services, including the provision of onshore and offshore personnel, which the Company provided to Seadrill’s West Polaris drilling rig that was operating in Nigeria during that period. Related operating expenses were $5.5 million (2012: $18.3 million).

(j)
Trading balances – Receivables and payables with Seadrill and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services, as well as, accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill and its subsidiaries are unsecured, bear an interest at a rate equal to LIBOR plus approximately 4% per annum, and are intended to be settled in the ordinary course of business.

(k)
$109.5 million Vendor financing loan - On May 17, 2013, the Company borrowed from Seadrill $109.5 million as vendor financing to fund the acquisition of the T-15. The loan bears interest at a rate of LIBOR plus a margin of 5.00% and matures in May 2016.

(l)	Discount loan notes:
$229.9 million discount note - On December 13, 2013, as part of the acquisition of the West Sirius, Seadrill Capricorn Holdings issued a zero coupon discount note from Seadrill for $229.9 million. The note is repayable in June 2015 and upon maturity, Seadrill Capricorn Holdings will pay $238.5 million to Seadrill.
$70.0 million discount note - On December 13, 2013, as part of the acquisition of the West Sirius, the Company issued a zero coupon discount note from Seadrill for $70.0 million. The note is repayable in June 2015 and upon maturity, the Company will pay $72.6 million to Seadrill.
Amendment to Contribution and Sale Agreement
On June 30, 2013, the Company and certain of its subsidiaries entered into an agreement with Seadrill and certain of its subsidiaries to amend the Contribution and Sale Agreement that was entered into with Seadrill at the time of the IPO . This amendment was made in order to convert certain related party payables to equity. Pursuant to that amendment, as of June 30, 2013, the Company's accounts and those of Seadrill were adjusted to reflect a net capital contribution in the amount of $20.0 million by Seadrill to Seadrill Operating LP and a net capital contribution in the amount of $20.5 million by Seadrill to Seadrill Capricorn Holdings LLC. No additional units were issued to Seadrill in connection with either of these contributions.
T-15 Acquisition
On May 17, 2013, Seadrill Partners Operating LLC acquired from Seadrill a 100% ownership interest in the entities that own and operate the tender rig T-15. This transaction was deemed to be a reorganization of entities under common control. As a result, the Company’s financial statements have been retroactively adjusted in accordance with US GAAP as if Seadrill Partners had acquired the entities that own and operate the T-15 for the entire period that the entities have been under the common control of Seadrill Limited. Refer to Note 3 for more information.
T-16 Acquisition
On October 18, 2013, Seadrill Partners Operating LLC, acquired from Seadrill a 100% ownership interest in the entity that owns the tender rig T-16. This transaction was deemed to be a reorganization of entities under common control. As a result, the Company’s financial statements have been retroactively adjusted in accordance with US GAAP as if Seadrill Partners had acquired the entity that owns the T-16 for the entire period that the entities have been under the common control of Seadrill Limited. As consideration for the purchase, the Company issued 3,310,622 common units to Seadrill in a private placement transaction. Refer to Note 3 for more information.
West Leo and West Sirius Acquisition
On December 13, 2013, the Company completed the acquisition of the companies that own and operate the West Sirius and West Leo. The West Sirius was acquired by Seadrill Capricorn Holdings LLC (51% owned by the Company) and the West Leo was acquired by Seadrill Operating LP (30% owned by the Company). These transactions were deemed to be a reorganization of entities under common control. As a result, the Company’s financial statements have been retroactively adjusted in accordance with US GAAP as if Seadrill Partners had acquired the entities that own and operated the West Sirius and West Leo for the entire period that the entities have been under the common control of Seadrill Limited. In order to finance the acquisitions, the Company issued 11,200,000 common units to the public and 3,394,916 common units to Seadrill, and a further 1,680,000 units to the underwriters, issued in connection with the exercise of the underwriters’ option to purchase additional common units. Refer to Note 3 for more information.
Indemnifications and guarantees
Tax indemnifications
Under the Omnibus Agreement and Sale and Purchase agreements relating to acquisitions from Seadrill subsequent to IPO, Seadrill has agreed to indemnify the Company against any tax liabilities arising from the operation of the assets contributed or sold to the Company prior to the time they were contributed or sold.

Environmental and other indemnifications
Under the Omnibus Agreement and Sale and Purchase agreements relating to acquisitions from Seadrill subsequent to IPO, Seadrill has agreed to indemnify the Company for a period of five years against certain environmental and toxic tort liabilities with respect to the assets that Seadrill contributed or sold to the Company to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $10 million.
In addition, pursuant to the Omnibus Agreement, Seadrill agreed to indemnify the Company for any defects in title to the assets contributed or sold to the Company and any failure to obtain, prior to October 14, 2012, certain consents and permits necessary to conduct the Company’s business, which liabilities arise within three years after the closing of the IPO on October 24, 2012.

Note 15 – Risk management and financial instruments
The Company is exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. The Company may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.
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
Interest rate swap agreements
For the year ended December 31, 2011, the period up to the date of the IPO, and also for the periods up to the date of acquisition for the dropdown companies, the Company was allocated a proportion of Seadrill’s loss on interest rate swaps, based on its share of floating interest rate debt and, therefore, no position is recorded as at December 31, 2011. For the period after the IPO, the Company entered into its own interest rate swap agreements with Seadrill.
At December 31, 2013, the Company had interest rate swap agreements with an outstanding principal of $2,067.8 million (December 31, 2012: $1,128.0 million). The combined total fair value of the interest rate outstanding as at December 31, 2013 amounted to a gross and net asset of $42.4 million (December 31, 2012: gross and net liability of $5.9 million). This is classified within related party receivables in the Company's balance sheet as of December 31, 2013 (December 31, 2012: within related party payables). These agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under Gain/(loss) on derivative financial instruments. The gain recognized for 2013 was $49.9 million (2012: loss of $32.9 million).

The Company’s interest rate swap agreements as at December 31, 2013, were as follows:

Outstanding principal as at December 31, 2013	Receive rate	Pay rate	Length of contract
(In US$ millions)
243	3 month LIBOR	1.11%	Oct 2012 – Dec 2019
243	3 month LIBOR	1.38%	Oct 2012 – Dec 2022
100	3 month LIBOR	1.36%	Oct 2012 – Oct 2019
203	3 month LIBOR	0.74%	Nov 2012 – Nov 2017
200	3 month LIBOR	1.36%	Oct 2012 – Oct 2019
91	3 month LIBOR	1.11%	May 2013 - Jun 2020
88	3 month LIBOR	1.93%	Aug 2013 - Dec 2020
200	3 month LIBOR	2.19%	Dec 2013 - Dec 2020
200	3 month LIBOR	2.19%	Dec 2013 - Dec 2020
500	3 month LIBOR	2.18%	Dec 2013 - Dec 2020
The counterparty to the above agreements is Seadrill. The Company believes the counterparty to be creditworthy.
Foreign currency risk
The Company and all of its subsidiaries use the U.S. Dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. Dollars. Accordingly, the Company's reporting currency is U.S. Dollars. The Company does, however, earn revenue and incur expenses in Euros and Nigerian Naira and there is a risk that currency fluctuations could have an adverse effect on the value of the Company's cash flows.
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
Fair Values
The carrying value and estimated fair value of the Company’s financial assets and liabilities as of December 31, 2013 and December 31, 2012 are as follows:

	December 31, 2013		December 31, 2012
(In US$ millions)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	89.7	89.7	21.2	21.2
Revolving credit facility with Seadrill	(125.9)	(125.9)	—	—
Current portion of rig financing agreements with Seadrill	(108.3)	(108.3)	(339.0)	(339.0)
Long-term portion of rig financing agreements with Seadrill	(1,716.9)	(1,716.9)	(1,737.0)	(1,737.0)
Vendor financing loan agreement with Seadrill	(109.5)	(109.5)	—	—
Discount notes with Seadrill	(299.9)	(299.9)	—	—
The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.
The fair value of the $300 million revolving credit facility with Seadrill is considered to be equal to the carrying value, as the facility bears an interest of LIBOR plus a margin of 5.0%, with a commitment fee of 40% of the margin, which is concluded to be on arm's length terms. This is therefore categorized at level 2 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt (consisting of rig financing agreements and vendor financing agreements) is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis, except for the T-15 and T-16 facilities which are reset on a semi-annual basis. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. This is categorized at level 2 on the fair value measurement hierarchy.

The fair value of the related party discount notes is estimated to be equal to the carrying value. This debt is not freely tradable and cannot be purchased by the Company at prices other than specified in the loan note agreements. The loan notes however are redeemable at a values that are concluded to be on arm's length terms, with an implicit rate of interest of 3.735%. This is categorized at level 2 on the fair value measurement hierarchy.

Financial instruments that are measured at fair value on a recurring basis:

		Fair value measurements at reporting date using
	Total fair value as at December 31, 2013	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)		(Level 1)	(Level 2)	(Level 3)
Current assets:
Interest rate swap contracts	42.4	—	42.4	—
Total assets	42.4	—	42.4	—

		Fair value measurements at reporting date using
	Total fair value as at December 31, 2012	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)		(Level 1)	(Level 2)	(Level 3)
Current liabilities:
Interest rate swap contracts	5.9	—	5.9	—
Total liabilities	5.9	—	5.9	—

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
The fair values of interest rate swaps are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR interest rates as of December 31, 2013 and December 31, 2012.

Retained risk
Physical Damage Insurance

Seadrill has purchased hull and machinery insurance to cover for physical damage to its drilling units and those of the Company and charges the Company for the associated cost for its respective rigs. The Company retains the risk for the deductibles relating to physical damage insurance on the Company’s fleet. The deductible is currently a maximum of $5 million per occurrence.
The Company has elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire. The policy covers the 2014 windstorm season from April 1, 2014 to March 31, 2015.
Loss of Hire Insurance
With the exception of T-15 and T-16, Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling units, where such damage is covered under the Seadrill’s physical damage insurance, and charges the Company for the cost related to the Company’s fleet.
The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which OPCO is compensated for loss of revenue are limited to 290 days per event and aggregated per year. The daily indemnity is approximately 75% of the contracted dayrate. OPCO retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy.

Protection and Indemnity Insurance
Seadrill purchases Protection and Indemnity insurance and Excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims of up to $250 million per event and in the aggregate for the West Vencedor, T-15 and T-16, up to $400 million per event and in the aggregate for the West Aquarius, West Capella and West Leo, and up to $750 million per event and in the aggregate for each of the West Capricorn and the West Sirius.
OPCO retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Nordea Bank Finland Plc and Danske Bank A/S. The Company considers these risks to be remote.
In the years ended December 31, 2013, 2012, and 2011 the Company's contract revenues were attributable to the following customers:

	2013	2012	2011
BP	35.0%	28.9%	26.8%
Total	19.6%	24.2%	30.0%
Tullow	18.8%	13.9%	—%
ExxonMobil *	14.5%	23.6%	30.8%
Chevron	12.1%	9.4%	12.5%
Total	100.0%	100.0%	100.0%
* During 2013 the ExxonMobil drilling contract was assigned to Hibernia Management and Development Co. Ltd and Statoil Canada Ltd.

Note 16 – Commitments and contingencies
Legal Proceedings
At December 31, 2013, and 2012 the Company was not party to any litigation.
In December 2011, an arbitration settlement was awarded for liquidated damages on late delivery of the West Aquarius drilling rig from the yard for $15 million. This was recorded as a reduction in the book value of the drilling rig, and therefore did not have any impact on the statement of operations. The drop down companies prior to acquisition by the Company and operating subsidiaries received this amount in full in 2012.

Pledged Assets
The book value of assets pledged under mortgage and overdraft facilities at December 31, 2013 and 2012 was $3,442.6 million, and $3,246.8 million, respectively.

Purchase Commitments
At December 31, 2013 and 2012 the Company had no contractual commitments.

Guarantees
At December 31, 2013 the Company has issued guarantees in favor of third parties as follows, which is the maximum potential future payment for each type of guarantee:

(in US$ millions)	December 31, 2013	December 31, 2012
Guarantees to customers of the Company’s own performance	530.0	530.0
Guarantee in favor of banks	103.4	157.4
Total	633.4	687.4

Note 17 – Earnings per unit and cash distributions
The calculations of basic and diluted earnings per unit are presented below. Earnings per unit information has not been presented for any period prior to the Company’s IPO as the information is not comparable due to the change in the Company’s structure and the basis of preparation of the financial statements as described in Note 1.

(in US $ millions, except per unit data)	Year ended December 31, 2013	Year ended December 31, 2012
Net income attributable to:
Common unitholders	$56.4	$7.2
Subordinated unitholders	30.2	2.1
Seadrill member interest (1)	57.8	42.8
Owners' Equity	—	146.5
Net income attributable to Seadrill Partners LLC owners	$144.4	$198.6

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	26,266	24,815
Subordinated unitholders	16,543	16,543

Earnings per unit (basic and diluted):
Common unitholders	$2.15	$0.29
Subordinated unitholders	$1.83	$0.13

Cash distributions declared and paid in the period per unit (2)	$1.2325	$—

Subsequent event: Cash distributions declared and paid relating to the period per unit (3):	$0.4450	$0.2906

(1)
Pre-acquisition net income from entities acquired from Seadrill in common control transactions during 2013 (See Note 3), has been allocated to the Seadrill member interest. The Seadrill member interest, and its rights to the Incentive distribution rights, is owned by the predecessor owner of acquired entities, Seadrill Limited. Included within the amount allocated to the Seadrill member interest in 2013 is $0.5 million allocated to the Incentive distribution rights.

(2)	Refers to the cash distributions relating to the period declared and paid during the year.

(3)	Refers to the cash distribution relating to the period, declared and paid subsequent to the year-end.

Earnings per unit is calculated using the two-class method where undistributed earnings are allocated to the various member interests. The net income attributable to the common and subordinated unitholders and the holders of the incentive distribution rights is calculated as if all net income was distributed according to the terms of the distribution guidelines set forth in the First Amended and Restated Operating Agreement of the Company (the “Operating Agreement”), regardless of whether those earnings could be distributed. The Operating Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by the Company’s board of directors to provide for the proper conduct of the Company’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Therefore the earnings per unit is not indicative of potential cash distributions that may be made based on historic or future earnings. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).
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
The amount of the minimum quarterly distribution is $0.3875 per unit or $1.55 per unit on an annualized basis and is made in the following manner, during the subordination period:

•	First, to the common unitholders, pro-rata, until the Company distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•
Second, to the common unitholders, pro-rata, until the Company distributes for each outstanding common an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•	Third, to the subordinated units, pro-rata, the Company distributes for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter;
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

Note 18 – Subsequent Events

As of January 2, 2014, the date of the Company's first annual general meeting, Seadrill ceased to control the Company for accounting purposes and therefore Seadrill Partners and Seadrill are no longer be deemed to be entities under common control.

On January 29, 2014 the Company declared a distribution for the fourth quarter of 2013 of $0.445 per unit, which was paid on February 14, 2014 to unitholders of record on February 7, 2014.

On February 6, 2014, the West Capella contract with Total was novated to ExxonMobil on identical terms.

On February 21, 2014, the Company entered into a $1.8 billion Credit Agreement ("Term Loan B") with a $100 million revolving credit facility. The Credit Agreement bears interest at a rate of LIBOR (with a floor of 1%) plus a margin of 3.0% and is due in February 2021. Subsequently the Company repaid in full the existing $1,500.0 million facility relating to the West Aquarius, West Capella, and West Sirius, and the $1,121.0 million facility relating to the West Leo, which had outstanding balances of $643.5 million and $472.6 million respectively.

On March 1, 2014, the revolving credit facility with Seadrill was reduced from $300 million to $100 million.

On March 17, 2014, the Company issued to the public 11,960,000 common units representing liability company interests at a price of $30.60 per common unit. As part of this issuance the underwriters exercised in full their option to purchase 1,560,000 common units. The total number of common units sold in the Offering was therefore 11,960,000. Concurrently with the closing of the public offering, Seadrill purchased directly from the Company 1,633,987 common units at a price of $30.60 per unit. After this transaction, Seadrill's ownership in the outstanding limited liability interests in both the common and the subordinated units was reduced to 53.2%.

On March 21, 2014, the Company's 51% owned subsidiary Seadrill Capricorn Holdings LLC acquired the companies that own and operate the drillship West Auriga from Seadrill. The purchase price of the Auriga Acquisition was $1.24 billion, less $443.1 million outstanding under the facility related to the West Auriga. In addition, Seadrill Capricorn Holdings LLC issued a $100 million zero coupon limited recourse discount note to Seadrill that matures in September 2015. Upon maturity of such note, Seadrill Capricorn Holdings LLC will repay $103.7 million to Seadrill. Based on the Company's 51% ownership of Seadrill Capricorn Holdings LLC, its portion of the net purchase price of the Auriga Acquisition after debt was $355.4 million.

On April 25, 2014 the Company declared a distribution for the first quarter of 2014 of $0.5075 per unit, which will be paid on May 14, 2014 to unitholders of record on May 6, 2014.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEADRILL PARTNERS LLC (Registrant)

Date: April 30, 2014

	By:	/s/ Graham Robjohns
	Name:	Graham Robjohns
	Title:	Chief Executive Officer of Seadrill Partners LLC (Principal Executive Officer of Seadrill Partners LLC)