Form 20-F
period 2014-12-31
Seadrill Partners LLC
filed 2015-04-21
CIK 1553467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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
75,278,250 Common Units representing limited liability company interests
16,543,350 Subordinated Units representing limited liability company interests
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as Issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

SEADRILL PARTNERS LLC

Presentation of Information in this Annual Report
This annual report on Form 20-F for the year ended December 31, 2014, or the annual report, should be read in conjunction with the Consolidated and Combined Carve-Out Financial Statements and accompanying notes included in this report. Unless the context otherwise requires, references in this annual report to “Seadrill Partners LLC,” “Seadrill Partners,” the “Company,” “we,” “our,” “us” or similar terms refer to Seadrill Partners LLC, a Marshall Islands limited liability company, or any one or more of its subsidiaries (including OPCO, as defined below), or to all of such entities, and, for periods prior to the Company's initial public offering on October 24, 2012, the Company's combined entity. References to the Company's “combined entity” refer to the subsidiaries of Seadrill Limited that had interests in the drilling units in the Company's initial fleet prior to the Company's initial public offering, or in the case of drilling units subsequently acquired from Seadrill Limited in transactions between parties under common control, the subsidiaries of Seadrill Limited that had interests in the drilling units prior to the date of acquisition. References in this annual report to “Seadrill” refer, depending on the context, to Seadrill Limited (NYSE: SDRL) and to any one or more of its direct and indirect subsidiaries. References to “Seadrill Management” refer to Seadrill Management AS, Seadrill Management Ltd, and Seadrill UK Ltd, the entities that provide the Company with personnel and management, administrative, financial and other support services.
The Company owns (i) a 58% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through the Company's 100% ownership of its general partner, Seadrill Operating GP LLC, (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC and (iii) a 100% interest in Seadrill Partners Operating LLC. Seadrill Operating LP owns: (i) a 100% interest in the entities that own and operate the West Aquarius, the West Vencedor, and the West Leo, (ii) an approximate 56% interest in the entity that owns and operates the West Capella and (iii) a 100% limited liability company interest in Seadrill Partners Finco LLC. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn, the West Sirius, the West Auriga, and the West Vela. Seadrill Partners Operating LLC owns 100% of the entities that own and operate the T-15 and T-16. Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC are collectively referred to as “OPCO.”
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
References in this annual report to “ExxonMobil,” “Chevron,” “Total”, “BP”, and "Tullow" refer to subsidiaries of ExxonMobil Corporation, Chevron Corporation, Total S.A., BP Plc, and Tullow Plc respectively, that are the Company’s customers.

Cautionary Statement Regarding Forward Looking Statements
This annual report contains certain “forward-looking statements” concerning future events and the Company's operations, performance and financial condition (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto). In addition, the Company and the Company's representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about the Company's plans, strategies, business prospects, changes and trends in the Company's business, and the markets in which the Company operates as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. These forward-looking statements reflect management’s current views only as of the date of this annual report and are not intended to give any assurance as to future results. As a result, unitholders are cautioned not to rely on any forward-looking statements.
Forward-looking statements appear in a number of places in this annual report and include statements with respect to, among other things:

•
the Company's distribution policy and the Company's ability to make cash distributions on the Company's units or any increases or decreases in distributions and the amount of such increases or decreases;

•	the Company's ability to borrow under the credit facility between OPCO, as borrower, and Seadrill, as lender;

•	the Company's future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	the ability of the Company's drilling units to perform satisfactorily or to the Company's expectations;

•	fluctuations in the international price of oil;

•	discoveries of new sources of oil that do not require deepwater drilling units;

•	the development of alternative sources of fuel and energy;

•	technological advances, including in production, refining and energy efficiency;

•	weather events and natural disasters;

•	the Company's ability to meet any future capital expenditure requirements;

i

•	the Company's ability to maintain operating expenses at adequate and profitable levels;

•	expected costs of maintenance or other work performed on the Company's's drilling units and any estimates of downtime;

•	the Company's ability to leverage Seadrill’s relationship and reputation in the offshore drilling industry;

•	the Company's ability to purchase drilling units in the future, including from Seadrill;

•	increasing the Company's ownership interest in OPCO;

•	delay in payments by, or disputes with the Company’s customers under its drilling contracts;

•	the financial condition of the Company’s customers and their ability and willingness to fund oil exploration, development and production activity;

•	the Company’s ability to comply with, maintain, renew or extend its existing drilling contracts;

•	the Company’s ability to re-deploy its drilling units upon termination of its existing drilling contracts at profitable dayrates;

•	the Company's ability to respond to new technological requirements in the areas in which the Company operates;

•	the occurrence of any accident involving the Company’s drilling units or other drilling units in the industry;

•
changes in governmental regulations that affect the Company and the interpretations of those regulations, particularly those that relate to environmental matters, export or import and economic sanctions or trade embargo matters, regulations applicable to the oil industry and tax and royalty legislation;

•	competition in the offshore drilling industry and other actions of competitors, including decisions to deploy drilling units in the areas in which the Company currently operates;

•	the availability on a timely basis of drilling units, supplies, personnel and oil field services in the areas in which the Company operates;

•	general economic, political and business conditions globally;

•	military operations, terrorist acts, wars or embargoes;

•	potential disruption of operations due to accidents, political events, piracy or acts by terrorists;

•	the Company's ability to obtain financing in sufficient amounts and on adequate terms;

•	workplace safety regulation and employee claims;

•	the cost and availability of adequate insurance coverage;

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

ii

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

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in millions, except per unit data)
Statement of Operations Data:
Total operating revenues	$1,342.6	$1,064.3	$911.8	$678.9	$663.0
Total operating expenses	(727.8)	(576.6)	(479.7)	(330.9)	(289.9)
Net operating income	614.8	487.7	432.1	348.0	373.1
Total financial items	(265.4)	(39.1)	(99.6)	(132.3)	(82.8)
Income before income taxes	349.4	448.6	332.5	215.7	290.3
Income taxes	(34.8)	(33.2)	(38.9)	(34.7)	(44.7)
Net income	$314.6	$415.4	$293.6	$181.0	$245.6
Earnings per unit (basic and diluted) (1)
Common unitholders	$1.75	$2.15	$0.29	$—	$—
Subordinated unitholders	$1.75	$1.83	$0.13	$—	$—

(1) Earnings per unit information has not been presented for any period prior to the Company’s initial public offering (“IPO”) in 2011.  The equity holders of the Company subsequent to the IPO had no contractual rights over the earnings of the Company for periods prior to the IPO.

	As at December 31,
	2014	2013	2012	2011	2010
	(in millions, except fleet and unit data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$242.7	$89.7	$21.2	$15.5	$5.2
Drilling units	5,141.1	3,448.3	3,241.9	1,837.0	1,924.0
Total assets	6,346.5	4,072.6	3,768.9	3,365.0	2,445.3
Total interest bearing debt	3,650.4	2,360.5	2,076.0	2,186.4	1,078.7
Total equity	2,044.3	1,254.6	1,424.4	1,034.7	1,252.5

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in millions, except fleet and unit data)
Cash Flow Data:
Net cash provided by operating activities	$608.7	$564.0	$278.2	$395.2	$359.5
Net cash used in investing activities	(1,542.8)	(159.3)	(283.5)	(1,010.8)	(147.5)
Net cash provided by / (used in) financing activities	1,087.1	(336.2)	11.0	625.9	(222.5)
Net increase in cash and cash equivalents	153.0	68.5	5.7	10.3	(10.8)
Fleet Data (1):
Number of drilling units in operation at end of period	10	8	6	5	4
Average age of drilling units in operation at end of period (years)	3.6	3.1	2.9	2.3	1.9
Other Financial Data:
Capital expenditures	$(31.6)	$(159.3)	$(283.5)	$(594.5)	$(147.8)
Distributions declared per unit	2.1700	1.6775	0.2906	—	—
Members Capital:
Common Unitholders—units	75,278,250	44,400,563	24,815,000	—	—
Subordinated Unitholders—units	16,543,350	16,543,350	16,543,350	—	—

(1)
During the year ended December 31, 2013, the Company acquired from Seadrill two tender rigs, the T-15 and the T-16, which the Company holds through a 100% limited liability company interest in Seadrill Partners Operating LLC, a 51% indirect interest in the semi-submersible drilling rig, the West Sirius, which the Company holds through Seadrill Capricorn Holdings LLC, and a 30% indirect interest in the semi-submersible drilling rig, the West Leo, which the Company holds through Seadrill Operating LP. These transactions were deemed to be a reorganization of entities under common control and therefore the fleet data has been retroactively adjusted as if the Company had acquired the interests in these units when they began operations under the ownership of Seadrill. As of January 2, 2014, the date of the Company’s first annual general meeting, Seadrill ceased to control the Company as defined by generally accepted accounting principles in the United States, or GAAP, and, therefore, Seadrill Partners and Seadrill are no longer be deemed to be entities under common control. As such, acquisitions by the Company from Seadrill subsequent to this date are no longer accounted for under this method.

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
The Company's cash flow depends completely on OPCO’s distributions to the Company as one of its owners. The amount of cash OPCO can distribute to its owners principally depends upon the amount of cash it generates from its operations, which may fluctuate from quarter to quarter based on, among other things:

•	the dayrates it obtains under its drilling contracts;

•	the level of its rig operating costs, such as the cost of crews, repair, maintenance and insurance;

•	the levels of reimbursable revenues and expenses;

•	its ability to re-contract its drilling units upon expiration or termination of an existing drilling contract and the dayrates it can obtain under such contracts;

•	delays in the delivery of any new drilling units and the beginning of payments under drilling contracts relating to those drilling units;

•	the timeliness of payments from customers under drilling contracts;

•	earn-out payment obligations related to purchases of drilling units;

•	prevailing global and regional economic and political conditions;

•	time spent mobilizing drilling units to the customer location;

•	changes in local income tax rates;

•	currency exchange rate fluctuations and currency controls; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of its business.
The actual amount of cash OPCO has available for distribution also depends on other factors, such as:

•
the level of capital and operating expenditures it makes, including for maintaining and replacing drilling units or modifying existing drilling units to meet customer requirements and complying with regulations or to upgrade technology on the Company’s drilling units;

•	its debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in its debt instruments;

•	fluctuations in its working capital needs;

•	number of days of rig downtime or less than full utilization, which would result in a reduction of revenues under a drilling contract;

•
whether the Company or OPCO exercises any options to purchase drilling units in the future that are required to be offered to the Company or OPCO by Seadrill pursuant to the terms of the Omnibus Agreement or otherwise;

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
The Company's ability to distribute to its unitholders any cash it may receive from OPCO or any future operating subsidiaries is or may be limited by a number of factors, including, among others:

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

The Company must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter the Company is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.
The Company must make substantial capital and operating expenditures to maintain and replace, over the long-term, the operating capacity, of its fleet. Maintenance and replacement capital expenditures include capital expenditures for maintenance (including special classification surveys) and capital expenditures associated with modifying an existing drilling unit, including to upgrade its technology, acquiring a new drilling unit or otherwise replacing current drilling units at the end of their useful lives to the extent these expenditures are incurred to maintain or replace the operating capacity of the Company’s fleet. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:

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
The Company's operating agreement requires its board of directors to deduct estimated maintenance and replacement capital expenditures, instead of actual maintenance and replacement capital expenditures, from operating surplus each quarter in an effort to reduce fluctuations in operating surplus as a result of variations in actual maintenance and replacement capital expenditures each quarter. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee of the Company's board of directors at least once a year. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted from operating surplus. If the board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, the Company may have less cash available for distribution in future periods when actual capital expenditures exceed the Company's previous estimates.

If capital expenditures are financed through cash from operations or by issuing debt or equity securities, the Company's ability to make cash distributions may be diminished, its financial leverage could increase or its unitholders could be diluted.
Use of cash from operations to expand or maintain the Company’s fleet will reduce cash available for the Company to distribute to its unitholders. The Company's ability to obtain bank financing or to access debt and equity capital markets may be limited by the Company's financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the offshore drilling industry and contingencies and uncertainties that are beyond the Company's control. Failure to obtain the funds for future capital expenditures could have a material adverse effect on the Company's business, results of operations and financial condition and on the Company's ability to make cash distributions. Even if the Company is successful in obtaining necessary funds, the terms of any debt financings could limit the Company’s ability to pay distributions to unitholders. In addition, incurring additional debt may significantly increase the Company's interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to pay the minimum quarterly distribution to unitholders, both of which could have a material adverse effect on the Company's ability to make cash distributions.
The Company’s debt levels may limit its flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to unitholders.
As of December 31, 2014, the Company's consolidated debt was approximately $3,650 million. The Company has the ability to incur additional debt. Please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The Company’s level of debt could have important consequences to it, including the following:

•
the ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be limited or such financing may not be available on favorable terms;

•
a substantial portion of the Company's cash flow will be required to make principal (including amortization payments as required by financing agreements) and interest payments on debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	such debt may make the Company more vulnerable to competitive pressures or a downturn in its business or the economy generally than the Company's competitors with less debt; and

•	such debt may limit the Company’s flexibility in responding to changing business and economic conditions.
The Company's ability to service its consolidated debt will depend upon, among other things, its future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond its control. If the Company's operating results are not sufficient to service its consolidated current or future indebtedness, the Company will be forced to take actions such as reducing distributions, reducing or delaying its business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing the Company's consolidated debt, or seeking additional equity capital or bankruptcy protection. The Company may not be able to effect any of these remedies on satisfactory terms, or at all.
Furthermore, the Company’s financing agreements contain cross-default clauses which are linked to other indebtedness of Seadrill. In the event of a default by Seadrill under one of its other credit facilities, the Company could be adversely affected by the cross-default clauses, even if Seadrill cures any such default.
Financing agreements containing operating and financial restrictions and other covenants may restrict the Company's business and financing activities.
The operating and financial restrictions and covenants in the financing agreements of Seadrill, or the Company and any future financing agreements of Seadrill or the Company, could adversely affect the Company's ability to finance future operations or capital needs or to engage, expand or pursue the Company's business activities. For example, subject to certain exceptions, the financing agreements may restrict the Company's ability to:

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
For more information, please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
The Company’s ability to comply with the restrictions and covenants, including financial ratios and tests, contained in any financing agreements of Seadrill or the Company is dependent on future performance and may be affected by events beyond its control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, the Company’s ability to comply with these covenants may be impaired. If the Company is unable to comply with the restrictions and covenants in the agreements governing its indebtedness or in current or future debt financing agreements, there could be a default under the terms of those agreements. Seadrill’s obligations under its facilities in which the Company participates could exceed the indebtedness of the Company and its subsidiaries under such agreements. If a default occurs under these agreements, lenders could terminate their commitments to lend and/or accelerate the outstanding loans and declare all amounts borrowed due and payable. The Company has pledged its drilling units as security either under the Company's financing facilities or under Seadrill’s financing facilities in which the Company participates. If the Company's or Seadrill’s lenders were to foreclose on the Company’s drilling units in the event of a default, this may adversely affect the Company’s ability to finance future operations or capital needs or to engage in, expand or pursue its business activities. In addition, all of the Company’s loan agreements contain cross-default provisions, meaning that if the Company is in default under one of its loan agreements, amounts outstanding under its other loan agreements may also be accelerated and become due and payable. If any of these events occur, the Company cannot guarantee that the Company’s assets will be sufficient to repay in full all of its outstanding indebtedness, and the Company may be unable to find alternative financing. Even if the Company could obtain alternative financing, that financing might not be on terms that are favorable or acceptable. Any of these events would adversely affect its ability to make distributions to the Company's unitholders and cause a decline in the market price of the Company's common units. Please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
Restrictions in the Company’s debt agreements may prevent it or the Company from paying distributions.
The payment of principal and interest on the Company’s debt will reduce cash available for distribution to the Company and to its unitholders. In addition, the Company’s current financing agreements contain provisions that, upon the occurrence of certain events, permit lenders to terminate their commitments and/or accelerate the outstanding loans and declare all amounts due and payable, which may prevent the Company from paying distributions to its unitholders. These events include, among others:

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

OPCO is party to a $100 million revolving credit facility with Seadrill, as the lender, which referred to herein as the "sponsor credit facility". The sponsor credit facility contains customary covenants and provisions relating to events of default. Furthermore, the Company expects that its future financing agreements will contain similar provisions. For more information regarding these financing agreements, please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities.”
Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under the Company’s existing financing agreements, which would have a material adverse effect on the Company.
The Company’s existing financing agreements contain cross-default provisions that may be triggered if Seadrill defaults under the terms of its existing or future financing agreements. In turn, Seadrill’s existing financing arrangements contain cross-default provisions that may be triggered if its key subsidiaries, including North Atlantic Drilling Ltd. and Sevan Drilling ASA, default under the terms of their existing or future financing arrangements. In addition Seadrill also consolidates certain Variable Interest Entities (VIEs) owned by Ship Finance International Limited (NYSE: SFL), or Ship Finance. Seadrill's cross-default provisions could also be triggered if Ship Finance or one of the consolidated VIEs breached the terms of their financing arrangements. In the event of a default by Seadrill under one of its financing agreements, the lenders under the Company’s existing financing agreements could determine that the Company is in default under its financing agreements. This could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including the Company’s drilling units, even if Seadrill were to subsequently cure its default. In the event of such acceleration and foreclosure, the Company might not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on the Company's business, results of operations and financial condition and would significantly reduce its ability, or make it unable, to make distributions to the Company's unitholders for so long as such default is continuing.
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

•
the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East, Eastern Europe or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect the Company's future growth. Sustained periods of low oil and gas prices typically result in reduced exploration and drilling because oil and gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling rigs, particularly older and less technologically-advanced drilling rigs, being idle for long periods of time. The Company cannot predict the future level of demand for drilling rigs or future conditions of the oil and gas industry. In response to the recent decrease in the prices of oil and gas, a number of the Company's oil and gas company customers have recently announced decreases in budgeted expenditures for offshore drilling. Any future decrease in exploration, development or production expenditures by oil and gas companies could reduce the Company's revenues and materially harm its business, results of operations and cash available for distribution.

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

The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations.
The oil and gas drilling industry is cyclical, and the industry has entered a downcycle. Crude oil prices have fallen during the past year. The price of Brent crude has fallen from over $100 per barrel in March 2014, to approximately $56 per barrel as of March 31, 2015. In response to the recent decrease in the prices of oil and gas, a number of our oil and gas company customers have recently announced decreases in budgeted expenditures for offshore drilling. Declines in capital spending levels, coupled with additional newbuild supply, have and are likely to continue to put significant pressure on dayrates and utilization. The decline and the perceived risk of a further decline in oil and/or gas prices could cause oil and gas companies to further reduce their overall level of activity or spending, in which case demand for our services may further decline and revenues may continue to be adversely affected through lower drilling unit utilization and/or lower dayrates.
Historically, when drilling activity and spending decline, utilization and dayrates also decline and drilling has been reduced or discontinued, resulting in an oversupply of drilling units. The recent oversupply of drilling units will be exacerbated by the entry of newbuild rigs into the market. The supply of available uncontracted units has and is likely to further intensify price competition as scheduled delivery dates occur and additional contracts terminate without renewal and lead to a reduction in dayrates as the active fleet grows.
If we are unable to secure contracts for our drilling units upon the expiration of our existing contracts, we may idle or stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. We currently have no units idled or stacked. However, the West Sirius drilling contract has been recently terminated, and we anticipate that this drilling unit will be idle or stacked following the estimated completion of the contract in May 2015. In addition the drilling contract for the West Vencedor will expire during the second quarter of 2015, and this drilling unit could also be idled or stacked. We have not yet secured a new contract for either of these drilling units. If our lenders are not confident that we are able to employ our assets, we may be unable to secure additional financing on terms acceptable to us or at all.
In general, drilling unit owners are bidding for available work extremely competitively with a focus on utilization over returns, which has and will likely continue to drive rates down to or below cash breakeven levels. To maintain the continued employment of our units, we may also accept contracts at lower dayrates or on less favorable terms due to market conditions. In addition, customers have already and may in the future request renegotiation of existing contracts to lower dayrates. In an over-supplied market, we may have limited bargaining power to renegotiate on more favorable terms. Lower utilization and dayrates have and will adversely affect our revenues and profitability.
The effects of the downcycle may have other impacts on our business as well. Prolonged periods of low utilization and dayrates could result in a reduction in the market value of our drilling units or goodwill. This could lead to the recognition of impairment charges on our drilling units or goodwill if future cash flow estimates, based on information available to management at the time, indicate that the carrying value of these drilling units or goodwill may not be recoverable. In addition, if the market value of our drilling units decreases, and we sell any drilling unit at a time when prices for drilling units have fallen, such a sale may result in a loss, which would negatively affect our results of operations.

Prolonged periods of low dayrates, the possible termination or loss of contracts and reduced values of our drilling units could negatively impact our ability to comply with certain financial covenants under the terms of our debt agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, is dependent on our future performance and may be affected by events beyond our control. If a default occurs under these agreements, lenders could terminate their commitments to lend or in some circumstances accelerate the outstanding loans and declare all amounts borrowed due and payable. In addition, our existing debt agreements contain cross-default provisions. In the event of a default by us under one of our debt agreements, the lenders under our other existing debt agreements could determine that we are in default under our other financing agreements. This could lead to an acceleration and enforcement of such agreements by our lenders.
We do not know when the market for offshore drilling units may recover, or the nature or extent of any future recovery. There can be no assurance that the current demand for drilling rigs will not further decline in future periods. The continued or future decline in demand for drilling rigs would adversely affect our financial position, operating results and cash flows.

The Company depends on certain subsidiaries of Seadrill, including Seadrill Management, to assist the Company in operating and expanding the business.
The Company's ability to enter into new drilling contracts and expand its customer and supplier relationships will depend largely on its ability to leverage its relationship with Seadrill and its reputation and relationships in the offshore drilling industry. If Seadrill suffers material damage to its reputation or relationships, it may harm the Company's ability to:

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
In addition, pursuant to the management and administrative services agreements, Seadrill Management provides the Company with significant management, administrative, financial and other support services and/or personnel. Subsidiaries of Seadrill also provide advisory, technical and administrative services to the Company’s fleet pursuant to advisory, technical and administrative services agreements. The Company's operational success and ability to execute the Company's growth strategy depends significantly upon the satisfactory performance of these services. The Company's business will be harmed if Seadrill and its subsidiaries fail to perform these services satisfactorily, if they cancel their agreements with the Company or if they stop providing these services to it. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions.”

The Company’s drilling contracts may not permit it to fully recoup its costs in the event of a rise in expenses.
The Company’s drilling contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from these term contracts, all of the Company’s drilling contracts, except for the West Leo include escalation provisions. These provisions allow the Company to adjust the dayrates based on certain published indices. These indices are designed to compensate the Company for certain cost increases, including wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable indices. Furthermore, certain indices are updated semi-annually, and therefore may be outdated at the time of adjustment. In addition, the adjustments are normally performed on a semi-annual or annual basis. For these reasons, the timing and amount received as a result of the adjustments may differ from the timing and amount of expenditures associated with actual cost increases, which could adversely affect the Company's cash flow and ability to make cash distributions.
An increase in operating and maintenance costs could materially and adversely affect the Company's financial performance.
The Company's operating expenses and maintenance costs depend on a variety of factors including crew costs, provisions, equipment, insurance, maintenance and repairs and shipyard costs, many of which are beyond the Company's control and affect the entire offshore drilling industry. During periods after which a rig becomes idle, the Company may decide to “warm stack” the rig, which means the rig is kept fully operational and ready for redeployment, and maintains most of its crew. As a result, the Company's operating expenses during a warm stacking will not be substantially different than those the Company would incur if the rig remained active. The Company may also decide to “cold stack” the rig, which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is assigned to an active rig or dismissed. However, reductions in costs following the decision to cold stack a rig may not be immediate, as a portion of the crew may be required to prepare the rig for such storage. Moreover, as the rigs are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in supply of offshore drilling rigs and demand for contract drilling services, which in turn, affect dayrates, and the economic utilization and performance of the Company’s fleet of drilling rigs. However, operating costs are generally related to the number of drilling rigs in operation and the cost level in each country or region where such drilling rigs are located. In addition, equipment maintenance costs fluctuate depending upon the type of activity that the drilling rig is performing and the age and condition of the equipment. Escalation provisions contained in the Company’s drilling contracts may not be adequate to substantially mitigate these increased operating and maintenance costs. In connection with new assignments, the Company might incur expenses relating to preparation for operations under a new contract. The expenses may vary based on the scope and length of such required preparations and the duration of the contractual period over which such expenditures are amortized. In situations where the Company’s drilling units incur idle time between assignments, the opportunity to reduce the size of its crews on those drilling units is limited as the crews will be engaged in preparing the drilling unit for its next contract. When a drilling unit faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare drilling units for stacking and maintenance in the stacking period. Should drilling units be idle for a longer period, the Company may not be successful in redeploying crew members, who are not required to maintain the drilling units, and therefore may not be successful in reducing the Company's costs in such cases.
Any limitation in the availability or operation of the Company’s drilling units could have a material adverse effect on the Company's business, results of operations and financial condition and could significantly reduce the Company's ability to make distributions to its unitholders.
As at March 31, 2015, the Company’s fleet consisted of four semi-submersible drilling rigs, three drillships and three tender rigs. If any of the Company’s drilling units are unable to generate revenues as a result of the expiration or termination of its drilling contracts or sustained periods of downtime, the Company's results of operations and financial condition could be materially adversely affected.
Some of the Company’s customers have the right to terminate their drilling contracts without cause upon the payment of an early termination fee. However, such payments may not fully compensate the Company for the loss of the drilling contract. Under certain circumstances the Company’s contracts may permit customers to terminate contracts early without the payment of any termination fees as a result of non-performance, total loss of the rigs, extended periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events beyond the Company’s control. During periods of challenging market conditions, the Company may be subject to an increased risk of its customers seeking to repudiate their contracts, including through claims of non-performance. The Company’s customers’ ability to perform their obligations under their drilling contracts may also be negatively impacted by the prevailing uncertainty surrounding the development of the world economy and the credit markets. If a customer cancels its contract, and the Company is unable to secure a new contract on a timely basis and on substantially similar terms, or if a contract is suspended for an extended period of time or if a contract is renegotiated on different terms, it could adversely affect the Company's business, results of operations and financial condition and may reduce the amount of cash the Company has available to distribute to the Company and that the Company has available for distribution to its unitholders. For more information regarding the termination provisions of the Company’s drilling contracts, please read Item 4 “Information on the Company—Business Overview—Drilling Contracts.”
The Company currently derives all its revenue from four customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.
The Company currently derives all of its revenues and cash flow from four customers. For the year ended December 31, 2014, BP accounted for 41.5%, Tullow accounted for 17.4%, ExxonMobil(*) accounted for 26.4% and Chevron accounted for 14.7% of total revenues, respectively. All of the Company’s drilling contracts have fixed terms, but may be terminated early due to certain events or might nevertheless be lost in the event of unanticipated developments, such as the deterioration in the general business or financial condition of a customer, resulting in its inability meet its obligations under its contracts with the Company. The Company's contract with Chevron relating to the West Vencedor will expire early in the second quarter of 2015, no subsequent employment has been obtained for the West Vencedor. (* During 2013 and 2014 the ExxonMobil drilling contract was assigned to Hibernia Management and Development Co. Ltd and Statoil Canada Ltd.).
On March 30, 2015 the Company received a notice of termination from BP for the contract for the West Sirius which will be effective after having completed the current well and demobilization, which the Company estimates to be by early May 2015. No subsequent employment has been obtained for the West Sirius.
If any of the Company’s drilling contracts are terminated, the Company may be unable to re-deploy the drilling unit subject to such terminated contract on terms as favorable to it as its current drilling contracts. If the Company is unable to re-deploy a drilling unit for which the drilling contract has been terminated, the Company may not receive any revenues from that drilling unit (other than termination fees), but it will be required to pay expenses necessary to maintain the drilling unit in proper operating condition. This will cause the Company to receive decreased revenues and cash flows from having fewer drilling units operating in its fleet. The loss of any customers, drilling contracts or drilling units, or a decline in payments under any of the Company’s drilling contracts, could have a material adverse effect on the Company's business, results of operations, financial condition and ability to make cash distributions to the Company's unitholders.
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
The Company may not be able to renew or obtain new and favorable contracts for drilling units whose contracts are expiring or are terminated, which could adversely affect its revenues and profitability.
The Company’s ability to renew expiring contracts or obtain new contracts will depend on the prevailing market conditions at the time which may vary among different geographic regions, different types of drilling units, and specific conditions. If the Company is not able to obtain new contracts in direct continuation with existing contracts, or if new contracts are entered into at dayrates substantially below the existing dayrates or on terms otherwise less favorable compared to existing contract terms, its revenues and profitability could be adversely affected.

The offshore drilling markets in which the Company competes experience fluctuations in the demand for drilling services, as measured by the level of exploration and development expenditures and supply of capable drilling equipment. The Company's contract with Chevron relating to the West Vencedor will expire early in the second quarter of 2015, no subsequent employment has been obtained for the West Vencedor. In March 2015 the Company received a notice of termination from BP for the contract for the West Sirius which will be effective after having completed the current well and demobilization, which the Company estimates to be in May 2015. No subsequent employment has been obtained for the West Sirius.
The existing drilling contracts for the remainder of the Company's drilling units , are scheduled to expire from April 2017 through November 2020. The Company cannot guarantee that it will be able to obtain contracts for the its drilling units upon the expiration or termination of their current contracts or that there will not be a gap in employment of the rigs between current contracts and subsequent contracts. In particular, if oil and gas prices are low as they are currently, or it is expected that such prices will remain low or decrease in the future, at a time when the Company is seeking to arrange contracts for the its drilling units, the Company may not be able to obtain drilling contracts at attractive dayrates or at all.
If the dayrates which the Company receives for the reemployment of the Company's current drilling units are less favorable, the Company will recognize less revenue from their operations. The Company's ability to meet its cash flow obligations will depend on the Company's ability to consistently secure drilling contracts for the Company's drilling units at sufficiently high dayrates. The Company cannot predict the future level of demand for the Company's services or future conditions in the oil and gas industry. If oil and gas companies do not increase exploration, development and production expenditures, the Company may have difficulty securing drilling contracts, or the Company may be forced to enter into contracts at unattractive dayrates, which would adversely affect the Company's ability to make distributions to the Company's unitholders.
Competition within the offshore drilling industry may adversely affect us.
The offshore drilling industry is highly competitive and fragmented and includes several large companies that compete in the markets the Company serves, as well as smaller companies. Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, rig location, condition and integrity of equipment, its record of operating efficiency, including high operating uptime, technical specifications, safety performance record, crew experience, reputation, industry standing and customer relations. The Company’s operations may be adversely affected if its current competitors or new market entrants introduce new drilling units with better features, performance, price or other characteristics in comparison to the Company’s drilling units, or expand into service areas where the Company operates. In addition, mergers among oil and gas exploration and production companies have reduced, and may from time to time further reduce, the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them.
The offshore drilling industry has historically been cyclical and is impacted by oil and gas price levels and volatility. There have been periods of high demand, short rig supply and high dayrates, followed by periods of low demand, excess rig supply and low dayrates. Changes in commodity prices can have a dramatic effect on rig demand, and periods of excess rig supply may intensify competition in the industry and result in the idling of older and less technologically advanced equipment. The Company may in the future idle or stack rigs or enter into lower dayrate drilling contracts in response to market conditions. The Company cannot predict when or if any idled or stacked rigs will return to service.
Competitive pressures and other factors may result in significant price competition, particularly during industry downturns, which could have a material adverse effect on the Company's financial position, results of operations, cash flows and ability to make distributions to the Company's unitholders.
An economic downturn could have a material adverse effect on the Company's revenue, profitability and financial position.
The Company depend on its customers' willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. The world economy is currently facing a number of challenges. Concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for the Company's services. These potential developments, or market perceptions concerning these and related issues, could affect the Company's financial position, results of operations and cash available for distribution. This includes uncertainty surrounding the sovereign debt and credit crises in certain European countries. In addition, turmoil and hostilities in Korea, Ukraine, the Middle East, North Africa and other geographic areas and countries are adding to overall risk. In addition, worldwide financial and economic conditions could severely restrict the Company's ability to access the capital markets at a time when the Company would like, or need, to access such markets, which could impact the Company's ability to react to changing economic and business conditions. Worldwide economic conditions have in the past impacted, and could in the future impact, the lenders participating in the Company's credit facilities. Such economic conditions could also impact lenders participating in the credit facilities of the Company's customers, causing those customers to fail to meet their obligations to the Company. In addition, a portion of the credit under the Company's credit facilities is provided by European banking institutions. If economic conditions in Europe preclude or limit financing from these banking institutions, the Company may not be able to obtain financing from other institutions on terms that are acceptable, or at all, even if conditions outside Europe remain favorable for lending. An extended period of adverse development in the outlook for the world economy could reduce the overall demand for oil and gas and for the Company's services. Such changes could adversely affect the Company's financial condition, results of operations and ability to make distributions to the Company's unitholders.

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
As of March 31, 2015, the Company's backlog of contract drilling revenues under firm commitments was approximately $5.2 billion. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the stated amounts and periods due to shipyard and maintenance projects, downtime and other events within or beyond the Company’s control. In addition, the Company's customers may seek to cancel or renegotiate the Company's contracts for various reasons, including those described under “—Certain work stoppages or maintenance or repair work may cause the Company’s customers to suspend or reduce payment of dayrates until operation of the respective rig is resumed, which may lead to termination or renegotiation of important agreements.”and under "---The Company's growth depends on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices, and may be materially and adversely affected by a decline in the offshore oil and gas industry." In addition, some of the Company's customers could experience liquidity issues or could otherwise be unable or unwilling to perform under the contract, which could ultimately lead a customer to go into bankruptcy or to otherwise encourage a customer to seek to repudiate, cancel or renegotiate a contract. The Company's inability or the inability of the Company's customers to perform under the Company's or their contractual obligations could adversely affect the Company's financial position, results of operations and cash available for distribution.
Failure to obtain or retain highly skilled personnel could adversely affect the Company’s operations.
The Company believes that competition for skilled and other labor required for the Company’s drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased. The number of rigs in operation is continuing to grow as new units are being delivered. Furthermore, additional rigs currently under construction are expected to increase the future demand for offshore drilling crews. In some regions such as Angola and Nigeria, limited availability of qualified personnel, in combination with local regulations focusing on crew composition, is expected to further increase demand for qualified offshore drilling crews, which may increase costs. A continued expansion of the rig fleet, increased demand for drilling services in general, coupled with shortages of qualified personnel could further create and intensify upward pressure on wages and make it more difficult or costly for the Company to staff and service its rigs, or do so on economically viable terms. The current industry downturn may not provide relief from such pressures. Further, if substantial numbers of workers seek employment outside the offshore drilling industry as a result of the downturn, the competition for workers in the offshore drilling industry could remain high, or even increase, during the downturn. Such developments could adversely affect the Company's financial position, results of operations, cash flows and ability to make distributions to the Company's unitholders. Furthermore, as a result of any increased competition for people and risk for higher turnover, the Company may experience a reduction in the experience level of its personnel, which could lead to higher downtime and more operating incidents.
Certain work stoppages or maintenance or repair work may cause the Company’s customers to suspend or reduce payment of dayrates until operation of the respective drilling unit is resumed, which may lead to termination or renegotiation of the drilling contract.
Compensation under the Company’s drilling contracts is based on daily performance and/or availability of each drilling unit in accordance with the requirements specified in the applicable drilling contract agreement. For instance, when the Company's drilling units are idle, but available for operation, the Company’s customers are entitled to pay a waiting rate lower than the operational rate.
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
In addition, if the Company’s drilling units are taken out of service for maintenance and repair for a period of time exceeding the scheduled maintenance periods set forth in its drilling contracts, the Company will not be entitled to payment of dayrates until the relevant rig is available for deployment. If the interruption of operations were to exceed a determined period due to an event of force majeure, the Company’s customers have the right to pay a rate (the “force majeure rate”) that is significantly lower than the waiting rate for a period of time, and, thereafter, may terminate the drilling contracts related to the subject rig. For more details on the Company’s drilling contracts, see Item 4 “Information on the

Company—Business Overview—Drilling Contracts” and Item 5 “Operating and Financial Review and Prospects—Important Financial and Operational Terms and Concepts—Contracted Revenues and Dayrates.” Suspension of drilling contract payments, prolonged payment of reduced rates or termination of any drilling contract agreements as a result of an interruption of operations as described herein could materially adversely affect the Company's financial condition, results of operations and ability to make distributions to the Company's unitholders.
Labor costs and operating restrictions that apply to the Company could increase as a result of collective bargaining negotiations and changes in labor laws and regulations.
A significant portion of the Company’s employees are represented by collective bargaining agreements. The majority of these employees work in Canada, Nigeria and Angola. As part of the legal obligations in some of these agreements, the Company is required to contribute certain amounts to retirement funds and pension plans and is restricted in its ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect the Company's financial condition, results of operations and ability to pay distributions.
An inability to obtain visas and work permits for drilling unit personnel on a timely basis could hurt its operations and have an adverse effect on the Company's business.
The Company’s ability to operate worldwide depends on obtaining the necessary visas and work permits for the personnel on its drilling units to travel in and out of, and to work in, the jurisdictions in which it operates. Governmental actions in some of the jurisdictions in which the Company operates may make it difficult to move personnel in and out of these jurisdictions by delaying or withholding the approval of these visa and work permits. If visas and work permits cannot be obtained for the employees needed for operating the Company’s rigs on a timely basis or for third-party technicians needed for maintenance or repairs, the Company might not be able to perform its obligations under its drilling contracts, which could lead to periods of prolonged downtime or allow the Company’s customers to cancel the contracts. Any such downtime or cancellation could adversely affect the Company's financial condition, results of operations and ability to make distributions to the Company's unitholders.
The Company’s business and operations involve numerous operating hazards, and its insurance and indemnities from its customers may not be adequate to cover potential losses from its operations.
The Company’s operations are subject to hazards inherent in the offshore drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, craterings, fires, explosions and pollution. Contract drilling requires the use of heavy equipment and exposure to hazardous conditions, which may subject the Company to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. The Company’s offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, piracy, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. The Company customarily provides contract indemnity to its customers for claims that could be asserted by the Company relating to damage to or loss of the Company's equipment, including rigs, and claims that could be asserted by the Company or its employees relating to personal injury or loss of life.
Damage to the environment could also result from the Company’s operations, particularly through spillage of hydrocarbons, fuel, lubricants or other chemicals and substances used in drilling operations, or extensive uncontrolled fires. The Company may also be subject to property damage, environmental indemnity and other claims by oil and gas companies. The Company’s insurance policies and drilling contracts contain rights to indemnity that may not adequately cover its losses, and the Company does not have insurance coverage or rights to indemnity for all risks. There are certain risks, including risks associated with the loss of control of a well (such as blowout, cratering, the cost to regain control of or re-drill the well and remediation of associated pollution), against which the Company’s customers may be unable or unwilling to indemnify the Company. In addition, a court may decide that certain indemnities in the Company’s current or future contracts are not enforceable. For example, in a 2012 case related to the fire and explosion that took place on the unaffiliated Deepwater Horizon Mobile Offshore Drilling Unit in the U.S. Gulf of Mexico in April 2010, or the Deepwater Horizon Incident, (to which the Company was not a party), the U.S. District Court in the Eastern District of Louisiana invalidated certain contractual indemnities for punitive damages and for civil penalties under the US Clean Water Act under a drilling contract governed by U.S. maritime law as a matter of public policy. For example, in 2011, a U.S. District Court in the Southern District of Texas invalidated certain contractual indemnities for gross negligence in a drilling master services agreement governed by U.S. maritime law as a matter of public policy. The Company maintains insurance coverage for property damage, occupational injury and illness, and general and marine third-party liabilities (except as described below with respect to drilling units and equipment in the U.S. Gulf of Mexico). However, pollution and environmental risks generally are not totally insurable.
The Company’s insurance provides for deductibles for damage to its offshore drilling equipment and third-party liabilities. With respect to hull and machinery, the Company’s insurance provides for a deductible per occurrence of $5 million for all of its fleet. However, in the event of a total loss or a constructive total loss of a drilling unit, such loss is fully covered by its insurance with no deductible. For general and marine third-party liabilities the Company’s insurance provides for up to a $500,000 deductible per occurrence on personal injury liability for crew claims as well as non-crew claims and per occurrence on third-party property damage.
If a significant accident or other event occurs that is not fully covered by the Company’s insurance or an enforceable or recoverable indemnity from a customer, the occurrence could adversely affect the Company's financial position, results of operations or cash available for distribution. The amount of the Company’s insurance may also be less than the related impact on enterprise value after a loss. The Company’s insurance coverage will not in all situations provide sufficient funds to protect it from all liabilities that could result from its drilling operations. The

Company’s coverage includes annual aggregate policy limits. As a result, the Company retains the risk for any losses in excess of these limits. Any such lack of reimbursement may cause the Company to incur substantial costs. In addition, the Company could decide to retain more risk in the future. This results in a higher risk of losses, which could be material, that are not covered by third-party insurance contracts. Specifically, the Company has at times in the past elected to not insure for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico due to the substantial costs associated with such coverage. The Company insures a limited part of this windstorm risk in a combined single limit annual aggregate policy. The Company is currently negotiating the renewal of its policy to insure a limited part of this windstorm risk for a further period starting May 1, 2015 through March 31, 2016. If the Company elects not to insure such risks in the future, and such windstorms cause significant damage to any rig and equipment the Company has in the U.S. Gulf of Mexico, it could have a material adverse effect on the Company's financial position, results of operations or cash flows. Moreover, no assurance can be made that the Company will be able to maintain adequate insurance in the future at rates that the Company considers reasonable, or obtain insurance against certain risks.
An over-supply of drilling units may lead to a reduction in dayrates and therefore may materially impact the Company’s profitability.
Prior to the current downturn, during the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling units by ordering construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and dayrates when the drilling units have entered the market, sometimes for extended periods of time until the new units have been absorbed into the active fleet. As of March 31, 2015, the worldwide fleet of tender rigs, semi-submersible rigs and drillships consisted of 355 units, comprising 39 tender rigs, 198 semi-submersible rigs and 118 drillships. In addition there are 9 tender rigs, 30 semi-submersible rigs and 56 drillships were under construction or on order, which would bring the total fleet to 450 units, assuming no reduction in the total fleet size through retirement of drilling units or otherwise. A relatively large number of the drilling units currently under construction have not been contracted for future work, and a number of units in the existing worldwide fleet are currently off contract.
The supply of available uncontracted units is likely to intensify price competition as scheduled delivery dates occur and additional contracts terminate without renewal, and lead to a reduction in dayrates as the active fleet grows. Any further increase in construction of new units may increase the negative impact on dayrates and utilization. In addition, drilling units may be relocated to markets in which the Company operates, which could exacerbate excess drilling unit supply and lower dayrates in those markets. If a large number of drilling units become available around the time of expiration of the Company's drilling contracts, it could depress the dayrate the Company is able to obtain under a renewed or new contract with respect to the Company's drilling units. In addition, customers may demand renegotiation of existing contracts to lower dayrates. In an over-supplied market, the Company may have limited bargaining power to renegotiate on more favorable terms. Lower utilization and dayrates could adversely affect the Company’s revenues and profitability and ability to make distributions to its unitholders.
In addition, prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on the Company’s drilling units if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable.

The market value of the Company’s existing drilling units has decreased and drilling units the Company may acquire in the future could decrease, which could cause the Company to incur losses if the Company decides to sell them following a decline in their market values.

During the second half of 2014, the estimated fair value of the Company's drilling units, based upon various broker valuations, decreased by approximately 10%. If the offshore contract drilling industry suffers adverse developments in the future, the fair market value of the Company's drilling units may decline further. The fair market value of the drilling units that we currently own, or may acquire in the future, may increase or decrease depending on a number of factors, including:

•	general economic and market conditions affecting the offshore drilling industry, including competition from other offshore contract drilling companies;

•	types, sizes and ages of drilling units;

•	supply and demand for drilling units;

•	costs of newbuildings;

•	prevailing level of drilling services contract dayrates;

•	governmental or other regulations; and

•	technological advances.
If the Company sells any drilling unit at a time when prices for drilling units have fallen, such a sale may result in a loss. Such a loss could materially and adversely affect the Company's business prospects, financial condition, liquidity, results of operations and ability to make distributions to its unitholders.
The Company may incur impairment charges as a result of reduced demand for drilling services or other factors
In the future, the Company may be required to record impairment charges to goodwill or other assets. Such impairment charges could have a material adverse effect on the Company's financial performance or results of operations, and its ability to pay distributions. In addition, such impairment charges could adversely impact the Company's ability to comply with the restrictions and covenants in the Company's debt agreements, including meeting financial ratios and tests in those agreements. If the Company is unable to comply with the restrictions and covenants in the agreements governing its indebtedness or in current or future debt financing agreements, a default could occur under the terms of those agreements.

Consolidation and governmental regulation of suppliers may increase the cost of obtaining supplies or restrict the Company’s ability to obtain needed supplies, which may have a material adverse effect on the Company's results of operations and financial condition.
The Company relies on certain third parties to provide supplies and services necessary for its offshore drilling operations, including but not limited to drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, such as blow-out preventers, the Company is dependent upon the original equipment manufacturer for repair and replacement of the item or its spare parts. For instance, several drilling companies, including Seadrill, experienced significant interruption of operations in early 2013 as a result of a defective batch of connector bolts procured by a supplier of BOP equipment, and the only source of approved replacement bolts was that same supplier. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on the Company’s results of operations and result in rig downtime, and delays in the repair and maintenance of its drilling units.
Furthermore, most of the Company's suppliers are U.S. companies, which means that in the event a U.S. supplier was debarred or otherwise restricted by the U.S. government from delivering its products the Company's ability to supply and service its operations in areas of the U.S. Gulf of Mexico subject to federal lease could be severely impacted.
The Company’s international operations involve additional risks, which could adversely affect the Company's business.
As a result of the Company’s international operations, the Company may be exposed to political and other uncertainties, including risks of:

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
In addition, international contract drilling operations are subject to various laws and regulations of the countries in which the Company operates, including laws and regulations relating to:

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

If the Company’s business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments, the Company could be subject to enforcement action and the Company's reputation and the market for the Company's common units could be adversely affected.
In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as the Company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. On August 10, 2012, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which places further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. Perhaps the most significant provision in the Iran Threat Reduction Act is that prohibitions in the existing Iran sanctions applicable to U.S. persons will now apply to any foreign entity owned or controlled by a U.S. person (essentially making the U.S. sanctions against Iran as expansive as U.S. sanctions against Cuba). These new sanctions were codified within the Iranian Transactions Regulations on or about December 26, 2012. The other major provision in the Iran Threat Reduction Act is that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. The disclosure must describe the nature and extent of the activity in detail and the SEC will publish the disclosure on its website. The President must then initiate an investigation and determine whether sanctions on the issuer or its affiliate will be imposed. Such negative publicity and the possibility that sanctions could be imposed would present a risk for any issuer that is knowingly engaged in sanctioned conduct or that has an affiliate that is knowingly engaged in such conduct. At this time, the Company is not aware of any sanctionable activity, conducted by ourselves or by any affiliate of Seadrill that is likely to trigger an SEC disclosure requirement.
Sanctions affecting non-U.S. companies like the Company were expanded yet again under the 2013 National Defense Authorization Act, with the passage of the Iran Freedom and Counter-Proliferation Act, and the Company believes that these sanctions will continue to become more restrictive for the foreseeable future. In addition to the sanctions against Iran, U.S. law continues to restrict U.S. owned or controlled entities from doing business with Cuba and various U.S. sanctions have certain other extraterritorial effects that need to be considered by non-U.S. companies. Moreover, any U.S. persons who serve as officers, directors or employees of the Company would be fully subject to U.S. sanctions. It should also be noted that other governments are more frequently implementing sanctions regimes.
The Company does not currently have any drilling contracts or plans to initiate any drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. However, from time to time, the Company may enter into drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism in cases where entering into such contracts would not violate U.S. law or may enter into drilling contracts involving operations in countries or with government-controlled entities that may become subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. However, this could negatively affect the Company's ability to obtain investors. In some cases, U.S. investors would be prohibited from investing in an arrangement in which the proceeds could directly or indirectly be transferred to or may benefit a sanctioned entity. Moreover, even in cases where the investment would not violate U.S. law, potential investors could view such drilling contracts negatively, which could adversely affect the Company's reputation and the market for the Company's common units.
As stated above, the Company believes that it is in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance. However, there can be no assurance that the Company will be in compliance in the future, particularly as such laws are subject to frequent changes, the scope of certain laws may be unclear and may be subject to changing interpretations. For instance, new sanctions were announced in March 2014 in relation to certain individuals in Russia and Ukraine, and subsequently modified in August and September 2014. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company's common units. Additionally, some investors may decide to divest their interest, or not to invest, in the Company's common units simply because the Company may do business with companies that do business in sanctioned countries. Moreover, the Company’s drilling contracts may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve the Company or its drilling units, and those violations could in turn negatively affect the Company's reputation. Investor perception of the value of the Company's common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
Local content policies may impair the Company’s ability to compete in local jurisdictions, and changes in these policies may adversely affect the Company's financial conditions and results of operations.
Certain foreign governments, such as those of Nigeria and Angola, favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling units owned by their own citizens, (ii) the use of a local agent or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. For example, the local content policy in Angola requires the Company's customers to develop and implement a plan to increase local Angolan content, including specific goals. In addition, Nigerian laws required one of the Company's subsidiaries to enter into a joint venture with Nigerian investors to own the West Capella. These regulations may adversely affect the Company’s ability to compete in these contract drilling markets. Further, local content policies may be subject to significant and unpredictable changes, which may lead to greater uncertainty in operational planning in those jurisdictions.

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
As a result of the Company’s international operations, the Company is exposed to fluctuations in foreign exchange rates due to revenues being received and operating expenses paid in currencies other than U.S. Dollars. Accordingly, the Company may experience currency exchange losses if the Company has not fully hedged the Company's exposure to a foreign currency, or if revenues are received in currencies that are not readily convertible. The Company may also be unable to collect revenues because of a shortage of convertible currency available to the country of operation, controls over the repatriation of income or capital or controls over currency exchange.
The Company and the majority of its subsidiaries use the U.S. Dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. Dollars. Accordingly, the Company's reporting currency is also U.S. Dollars. The Company does, however, earn revenue and incur expenses in other currencies and there is a risk that currency fluctuations could have an adverse effect on the Company's statements of operations and cash flows.
The Company may be unable to obtain, maintain, and/or renew permits necessary for the Company's operations or experience delays in obtaining such permits, which could have a material effect on the Company's operations.
The operation of the Company’s drilling units are subject to certain governmental approvals and permits. The permitting rules in most jurisdictions are complex and subject to change, including their interpretations by regulators, all of which may make compliance more difficult or impractical, and may increase the length of time it takes to receive regulatory approval for offshore drilling operations. In many jurisdictions, substantive requirements under environmental laws are implemented through permits and permit renewals. If the Company fails to timely secure the necessary approvals or permits, the Company’s customers may have the right to terminate or seek to renegotiate their drilling contracts to the Company’s detriment. In the future, the amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas or increasing the time needed to obtain necessary environmental permits, could have a material adverse effect on the Company's business, operating results or financial condition.
The Company is subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.
The Company’s operations are subject to numerous environmental laws and regulations in the form of international conventions and treaties, and national, state and local laws and regulations in force in the jurisdictions in which its drilling units operate or are registered, which can significantly affect the operation of its drilling units. The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, the Company is directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, may curtail exploration and development drilling for oil and gas. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lifetime of the Company’s drilling units.
The Company may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of its ability to address pollution incidents. These costs could have a material adverse effect on the Company's business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of the Company’s operations.
Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject the Company to liability without regard to whether it was negligent or at fault. Under the U.S. Oil Pollution Act of 1990, or OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil or chemical spill, for which the Company is deemed a responsible party, could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. Furthermore, the 2010 explosion of the Deepwater Horizon well and the subsequent release of oil into the Gulf of Mexico, or other similar events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, thus exposing the Company to further potential financial risk in the event of any such oil or chemical spill.

The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to the Company's operations, and satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although the Company has arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on its business, results of operations, cash flows and financial condition and its ability to pay distributions, if any, in the future.
Although the Company's drilling units are separately owned by the Company's subsidiaries, under certain circumstances a parent company and all of the unit-owning affiliates in a group under common control engaged in a joint venture could be held liable for damages or debts owed by one of the affiliates, including liabilities for oil spills under OPA or other environmental laws. Therefore, it is possible that the Company could be subject to liability upon a judgment against the Company or any one of the Company's subsidiaries.
The Company’s drilling units could cause the release of oil or hazardous substances, especially as its drilling units age. Any releases may be large in quantity, above the Company's permitted limits or occur in protected or sensitive areas where public interest groups or governmental authorities have special interests. Any releases of oil or hazardous substances could result in fines and other costs to the Company, such as costs to upgrade its drilling units, clean up the releases, and comply with more stringent requirements in its discharge permits. Moreover, these releases may result in the Company’s customers or governmental authorities suspending or terminating its operations in the affected area, which could have a material adverse effect on the Company's business, results of operation and financial condition.
If the Company is able to obtain from the Company's customers some degree of contractual indemnification against pollution and environmental damages, the indemnification may not be applicable in all instances or the customer may not be financially able to comply with its indemnity obligations. In the future, the Company may not be able to obtain contractual indemnification against pollution and environmental damages.
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
All ships are required to follow the Ship Energy Efficiency Management Plans, or SEEMP, and minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, or EEDI, applies to all new ships. These requirements could cause the Company to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. In April 2013, the European Union Parliament rejected proposed changes to the European Union Emissions law regarding carbon trading. The measures would have limited the availability of permits that allow companies to emit greenhouse gases. The European Union is still considering an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, including drilling units, and in June 2013, the European Commission issued a memorandum recommending a “gradual approach” starting with a program to monitor, report and verify such greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from drilling units, such regulation of drilling units is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. In June 2014, the Supreme Court overturned the EPA “Tailoring Rule,” which required a Title V permit for statutory sources based on potential emissions of greenhouse gases. The Supreme Court also ruled, however, that EPA properly determined that Best Available Control Technology requirements for greenhouse gases would apply to sources that require Title V permits based on potential to emit conventional pollutants.
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
In the near-term aftermath of the Deepwater Horizon Incident, in which the Company was not involved, that led to the Macondo well blow out situation, the U.S. government on May 30, 2010 imposed a six-month moratorium on certain drilling activities in water deeper than 500 feet in the U.S. Gulf of Mexico and subsequently implemented Notices to Lessees 2010-N05 and 2010-N06, providing enhanced safety requirements applicable to all drilling activity in the U.S. Gulf of Mexico, including drilling activities in water shallower than 500 feet. On October 12, 2010, the U.S. government lifted the moratorium subject to compliance with the requirements set forth in Notices to Lessees 2010-N05 and 2010-N06. Additionally, all drilling in the U.S. Gulf of Mexico must comply with the Interim Final Rule to Enhance Safety Measures for Energy Development on the Outer Continental Shelf (Drilling Safety Rule) and the Workplace Safety Rule on Safety and Environmental Management Systems and various requirements imposed through Notices to Lessees and Operators (SEMS). Operators were required to implement a SEMS program by November 15, 2011 and submit their first completed SEMS audit to the Bureau of Safety and Environmental Enforcement, or BSEE, by November 15, 2013. The original SEMS rule was later modified by the SEMS II final rule which became effective June 4, 2013. SEMS II enhanced and supplemented operators' SEMS programs with employee training, empowering field level personnel with safety management decisions and strengthening auditing procedures by requiring them to be completed by independent third parties. Operators had until June 4, 2014 to comply with SEMS II, except for certain auditing requirements. All SEMS audits must comply with SEMS II by June 4, 2015. The U.S. Occupational Safety and Health Act (OSHA) imposes additional recordkeeping obligations concerning occupational injuries and illnesses for MODUs attached to the outer continental shelf.
In addition, in order to obtain drilling permits, operators must submit applications that demonstrate compliance with the enhanced regulations, which require independent third-party inspections, certification of well design and well control equipment and emergency response plans in the event of a blowout, among other requirements. Operators have previously had, and may in the future have, difficulties obtaining drilling permits in the U.S. Gulf of Mexico. In addition, the oil and gas industry has adopted new equipment and operating standards, such as the American Petroleum Institute Standard 53 relating to the installation and testing of well control equipment. Likewise, in August 2014, BSEE proposed an Advanced Notice of Proposed Rulemaking proposing variations to the permitting program that would bolster the offshore financial assurance and bonding program. These new and proposed guidelines and standards for safety, environmental and financial assurance and any other new guidelines or standards the U.S. government or industry may issue or any other steps the U.S. government or industry may take, could disrupt or delay operations, increase the cost of operations, increase out-of-service time or reduce the area of operations for drilling rigs in U.S. and non-U.S. offshore areas.
The Company continues to evaluate these new measures to ensure that its drilling units and equipment are in full compliance, where applicable. As new standards and procedures are being integrated into the existing framework of offshore regulatory programs, the Company anticipates that there may be increased costs associated with regulatory compliance and delays in obtaining permits for other operations such as recompletions, workovers and abandonment activities.
Additional requirements could be forthcoming based on further recommendations by regulatory agencies investigating the Macondo incident. The Company is not able to predict the likelihood, nature or extent of additional rulemaking or when the interim rules, or any future rules, could become final. The current and future regulatory environment in the U.S. Gulf of Mexico could impact the demand for drilling units in the U.S. Gulf of Mexico in terms of overall number of rigs in operation and the technical specification required for offshore rigs to operate in the U.S. Gulf of Mexico. It is possible that short-term potential migration of rigs from the U.S. Gulf of Mexico could adversely impact dayrates levels and fleet utilization in other regions. Additional governmental regulations concerning licensing, taxation, equipment specifications, training requirements or other matters could increase the costs of the Company’s operations, and escalating costs borne by its customers, along with permitting delays, could reduce exploration and development activity in the U.S. Gulf of Mexico and, therefore, reduce demand for the Company’s services. In addition, insurance costs across the industry have increased as a result of the Macondo incident and, in the future, certain insurance coverage is likely to become more costly, and may become less available or not available at all. The Company cannot predict if the U.S. government will issue new drilling permits in a timely manner, nor can the Company predict the potential impact of new regulations that may be forthcoming as the investigation into the Macondo well incident continues. Nor can the Company predict if implementation of additional regulations might subject the Company to increased costs of operating and/or a reduction in the area of operation in the U.S. Gulf of Mexico. As such, the Company's cash available for distribution and financial position could be adversely affected if the Company's drilling unit operating in the U.S. Gulf of Mexico became subject to the risks mentioned above.

The Company's ability to operate its drilling units in the U.S. Gulf of Mexico could be restricted by governmental regulation
Hurricanes have from time to time caused damage to a number of unaffiliated drilling units in the U.S. Gulf of Mexico. The Bureau of Ocean Energy Management, Regulation and Enforcement, or BOEMRE, formerly the Minerals Management Service of the U.S. Department of the Interior, effective October 1, 2011, reorganized into two new organizations, the Bureau of Ocean Energy Management, or BOEM, and BSEE, and issued guidelines for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, and moored drilling unit fitness. BSEE subsequently issued additional guidelines requiring Mobile Offshore Drilling Units (MODUs) to be outfitted with Global Positioning Systems (GPS) and to provide BSEE with real-time GPS location data for MODUs effective March 19, 2013. These guidelines effectively impose new requirements on the offshore oil and gas industry in an attempt to increase the likelihood of survival of offshore drilling units during a hurricane. The guidelines also provide for enhanced information and data requirements from oil and gas companies that operate properties in the U.S. Gulf of Mexico region of the Outer Continental Shelf. BOEM and BSEE may issue similar guidelines for future hurricane seasons and may take other steps that could increase the cost of operations or reduce the area of operations for the Company’s ultra-deepwater drilling units, thereby reducing their marketability. Implementation of new guidelines or regulations that may apply to ultra-deepwater drilling units may subject the Company to increased costs and limit the operational capabilities of its drilling units, although such risks to the extent possible should rest with the Company’s customers.
The Company cannot guarantee that the use of the Company’s drilling units will not infringe the intellectual property rights of others.
The majority of the intellectual property rights relating to the Company’s drilling units and related equipment are owned by its suppliers. In the event that one of the Company’s suppliers becomes involved in a dispute over infringement of intellectual property rights relating to equipment owned by the Company, it may lose access to repair services, replacement parts, or could be required to cease use of some equipment. In addition, the Company’s competitors may assert claims for infringement of intellectual property rights related to certain equipment on its drilling units and the Company may be required to stop using such equipment and/or pay damages and royalties for the use of such equipment. The consequences of technology disputes involving the Company’s suppliers or competitors could adversely affect its financial results, operations and cash available for distribution. The Company has provisions in some of its supply contracts which provide indemnity from the supplier against intellectual property lawsuits. However, the Company cannot be assured that these suppliers will be willing or financially able to honor their indemnity obligations, or guarantee that the indemnities will fully protect the Company from the adverse consequences of such technology disputes. The Company also has provisions in some of its customer contracts to require the customer to share some of these risks on a limited basis, but the Company cannot provide assurance that these provisions will fully protect the Company from the adverse consequences of such technology disputes.

Failure to comply with the U.S. Foreign Corrupt Practices Act or the UK Bribery Act could result in fines, criminal penalties, drilling contract terminations and an adverse effect on the Company's business.
The Company currently operates its drilling units in a number of countries throughout the world, including some with developing economies. Also, the Company's business with national oil companies and state or government-owned shipbuilding enterprises and financing agencies puts the Company in contact with persons who may be considered “foreign officials” or “foreign public officials” under the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and the Bribery Act 2010 of the Parliament of the United Kingdom, or the UK Bribery Act, respectively. The Company is subject to the risk that the Company, the Company's affiliated entities or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of the Company’s operations in certain jurisdictions, and might adversely affect the Company's business, results of operations or financial condition. In addition, actual or alleged violations could damage the Company's reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations would be expensive and consume significant time and attention of the Company's senior management.
In order to effectively compete in some foreign jurisdictions, the Company utilizes local agents and/or establishes joint ventures with local operators or strategic partners. For example, in Nigeria, Nigerian investors have invested in a subsidiary of Seadrill Operating LP that is fully controlled and approximately 56% owned by Seadrill Operating LP, and has resulted in a Nigerian joint venture partner owning an effective 1% interest in the West Capella. Seadrill owns the remaining ownership interest in the joint venture. All of these activities involve interaction by the Company's agents with non-U.S. government officials. Even though some of the Company's agents and partners may not themselves be subject to the FCPA, the UK Bribery Act or other anti-bribery laws to which the Company may be subject, if the Company's agents or partners make improper payments to non-U.S. government officials in connection with engagements or partnerships with the Company, the Company could be investigated and potentially found liable for violation of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on the Company's business, financial position, results of operations and cash flows.
Acts of terrorism, piracy and political and social unrest could affect the Company specifically or, more generally, the markets for drilling services, which may have a material adverse effect on the Company's results of operations.
Acts of terrorism, piracy, and political and social unrest, brought about by world political events or otherwise, have caused instability in the world’s financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. the Company’s drilling operations may be targeted by acts of terrorism, piracy, or acts of vandalism or sabotage carried out by environmental activist groups. In addition, acts of terrorism and political and social unrest could lead to increased volatility in prices for crude oil and gas and could affect the markets for drilling services and result in lower dayrates. The Company’s insurance premiums could increase as a result of these events, and coverage may be unavailable in the future.

Any failure to comply with the complex laws and regulations governing international trade could adversely affect the Company's operations.
The shipment of goods, services and technology across international borders subjects the Company's business to extensive trade laws and regulations. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export record keeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions, in particular, are targeted against countries (such as Russia, Venezuela, Iran, Myanmar and Sudan, among others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities.
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
Public health threats, such as ebola, influenza, Severe Acute Respiratory Syndrome and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which the Company operates, could adversely impact the Company's operations, and the operations of the Company's customers. In addition, public health threats in any area, including areas where the Company does not operate, could disrupt international transportation. The Company's crews generally work on a rotation basis, with a substantial portion relying on international air transport for rotation. Any such disruptions could impact the cost of rotating the Company's crews, and possibly impact the Company's ability to maintain a full crew on all rigs. Any of these public health threats and related consequences could adversely affect the Company's financial results.
A cyber-attack could materially disrupt the Company's business
The Company relies on information technology systems and networks, the majority of which are provided by Seadrill, in its operations and administration of its business. The Company's drilling operations or other business operations, or those of Seadrill, could be targeted by individuals or groups seeking to sabotage or disrupt the Company's or Seadrill's information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt the Company's operations, including the safety of its operations, or lead to unauthorized release of information or alteration of information on its systems. Any such attack or other breach of the Company's information technology systems could have a material adverse effect on the Company's business and results of operations.
We may be subject to litigation, arbitration and other proceedings that could have an adverse effect on us.
The Company is currently involved in various litigation matters, none of which are expected to have a material adverse effect on the Company's financial condition. The Company anticipates that it will be involved in litigation matters from time to time in the future. The operating hazards inherent in the Company's business expose it to litigation, including personal injury litigation, environmental litigation, contractual litigation with clients, intellectual property litigation, tax or securities litigation, and maritime lawsuits, including the possible arrest of the Company's drilling units. The Company cannot predict with certainty the outcome or effect of any claim or other litigation matter, or a combination of these. If the Company is involved in any future litigation, or if the Company's positions concerning current disputes are found to be incorrect, this may have an adverse effect on the Company's business, financial position, results of operations and available cash, because of potential negative outcomes, the costs associated with asserting the Company's claims or defending such lawsuits, and the diversion of management’s attention to these matters.

Risks Inherent in an Investment in Us
Seadrill and its affiliates may compete with us.
Pursuant to the Company's omnibus agreement, Seadrill and its controlled affiliates generally have agreed not to acquire, own, operate or contract for certain drilling units operating under drilling contracts of five or more years, unless Seadrill offers to sell such drilling units to us. The omnibus agreement, however, contains significant exceptions that may allow Seadrill or any of its controlled affiliates to compete with the Company, which could harm the Company's business. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition.”
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
The Seadrill Member and its other affiliates own a substantial interest in the Company and have conflicts of interest and limited duties to the Company and the Company's common unitholders, which may permit them to favor their own interests to the detriment of the Company's unitholders.
As of March 31, 2015, Seadrill owned a 46.6% limited liability company interest in the Company, and owned and controlled the Seadrill Member. Certain of the Company's officers and directors are directors and/or officers of Seadrill and its subsidiaries and, as such, they have fiduciary duties to Seadrill that may cause them to pursue business strategies that disproportionately benefit Seadrill or which otherwise are not in the best interests of the Company or the Company's unitholders. Conflicts of interest may arise between Seadrill and its subsidiaries on the one hand, and the Company and the Company's unitholders, on the other hand. As a result of these conflicts, Seadrill and its subsidiaries may favor their own interests over the interests of the Company's unitholders. Please read “—The Company's operating agreement limits the duties the Seadrill Member and the Company's directors and officers may have to the Company's unitholders and restricts the remedies available to unitholders for actions taken by the Seadrill Member or the Company's directors and officers.” These conflicts include, among others, the following situations:

•
neither the Company's operating agreement nor any other agreement requires the Seadrill Member or Seadrill or its affiliates to pursue a business strategy that favors the Company or utilizes the Company's assets, and Seadrill’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Seadrill, which may be contrary to the Company's interests;

•
the Company's operating agreement provides that the Seadrill Member may make determinations to take or decline to take actions without regard to the Company's or the Company's unitholders’ interests. Specifically, the Seadrill Member may exercise its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, consent or withhold consent to any merger or consolidation of the company, appoint any directors or vote for the election of any director, vote or refrain from voting on amendments to the Company's operating agreement that require a vote of the outstanding units, voluntarily withdraw from the company, transfer (to the extent permitted under the Company's operating agreement) or refrain from transferring its units, the Seadrill Member interest or incentive distribution rights or vote upon the dissolution of the company;

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

•
the Company's operating agreement does not restrict the Company from paying the Seadrill Member or its affiliates for any services rendered to the Company on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on the Company's behalf;

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
Conflicts of interest may arise as a result of the relationships between the Company and the Company's unitholders, on the one hand, and OPCO, and its other owner, Seadrill, on the other hand. Seadrill owns a 42% limited partner interest in Seadrill Operating LP, a 49% limited liability company interest in Seadrill Capricorn Holdings LLC and a 100% limited liability company interest in the Seadrill Member. The Company's directors have duties to manage OPCO in a manner beneficial to us. At the same time, the Company's directors have a duty to manage OPCO in a manner beneficial to OPCO’s owners, including Seadrill. The Company's board of directors may resolve any such conflict and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in the best interest of the Company or the Company's unitholders.
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
Fees and cost reimbursements, which Seadrill Management and certain other subsidiaries of Seadrill determine for services provided to the Company, OPCO, and its subsidiaries, will be substantial, will be payable regardless of the Company's profitability and will reduce the Company's cash available for distribution to the Company's unitholders.
Pursuant to the advisory, technical and administrative service agreements, OPCO pays fees for services provided to OPCO and its subsidiaries by certain subsidiaries of Seadrill, and the Company and its subsidiaries reimburse these entities for all expenses they incur on their behalf. These fees and expenses include all costs and expenses incurred in providing certain advisory, technical and administrative services to the OPCO’s subsidiaries.
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

•
The unitholders are unable to remove the Seadrill Member without its consent because the Seadrill Member and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove the Seadrill Member. As of March 31, 2015, Seadrill owned 46.6% of the outstanding common and subordinated units.

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
The Company has granted registration rights to Seadrill and certain of its affiliates. These unitholders have the right, subject to some conditions, to require the Company to file registration statements covering any of the Company's common, subordinated or other equity securities owned by them or to include those securities in registration statements that the Company may file for the Company or other unitholders. As of March 31, 2015, Seadrill owned 26,275,750 common units and 16,543,350 subordinated units and all of the incentive distribution rights (through its ownership of the Seadrill Member). Following their registration and sale under an applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of the Company's common units to decline.
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
During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3875 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. The subordination period is not due to end until September 30, 2017 but may last longer until various other conditions are met.
In establishing cash reserves, the Company's board of directors may reduce the amount of cash available for distribution to the Company's unitholders.
The OPCO’s operating agreements provide that the Company's board of directors approves the amount of reserves from the OPCO’s cash flow that will be retained by OPCO to fund its future operating and capital expenditures. The Company's operating agreement requires the Company's board of directors to deduct from operating surplus cash reserves that it determines are necessary to fund the Company's future operating and capital expenditures. These reserves also affect the amount of cash available for distribution by OPCO to the Company, and by the Company to the Company's unitholders. In addition, the Company's board of directors may establish reserves for distributions on the subordinated units, but only if those reserves do not prevent the Company from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. As described above in “—Risks Inherent in The Company's Business— the Company must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter the Company is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted,” the Company's operating agreement requires the Company's board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by the Company's board of directors at least once a year, provided that any change must be approved by the conflicts committee of the Company's board of directors.

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
As of March 31, 2015, Seadrill, which owns and controls the Seadrill Member, owned 34.9% of the Company's common units. At the end of the subordination period, assuming no additional issuances of common units and the conversion of the Company's subordinated units into common units, Seadrill would own 46.6% of the Company's common units.
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
Some of the Company's subsidiaries will be subject to tax in the jurisdictions in which they are organized or operate, reducing the amount of cash available for distribution. In computing the Company's tax obligation in these jurisdictions, the Company is required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which the Company has not received rulings from the governing authorities. The Company cannot assure you that upon review of these positions the applicable authorities will agree with the Company's positions. A successful challenge by a tax authority could result in additional tax imposed on the Company's subsidiaries, further reducing the cash available for distribution. In addition, changes in the Company's operations could result in additional tax being imposed on the Company or its subsidiaries in jurisdictions in which operations are conducted. Please read Item 4 “Information on the Company—Business Overview—Taxation of the Company.”

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
The Company's income tax returns are subject to review and examination. The Company does not recognize the benefit of income tax positions the Company believes are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges the Company's operational structure, intercompany pricing policies or the taxable presence of the Company's subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to the Company's structure; or if the Company loses a material tax dispute in any country, the Company's effective tax rate on the Company's worldwide earnings could increase substantially and the Company's earnings and cash flows from operations could be materially adversely affected.
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
Based on the Company's current and projected method of operation, the Company believes that it was not a PFIC for the Company's 2014 taxable year, and the Company expects that the Company will not be treated as a PFIC for the current or any future taxable year. The Company expects that more than 25% of the Company's gross income for the Company's 2014 taxable year arose and for the current and each future year will arise from such drilling contracts or other income that the Company believes should not constitute passive income, and more than 50% of the average value of the Company's assets for each such year will be held for the production of such nonpassive income. Assuming the composition of the Company's income and assets is consistent with these expectations, the Company believes that the Company should not be a PFIC for the Company's 2014 taxable year or the Company's current or any future year.
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
As of January 2, 2014, the date of the date of the Company’s first annual general meeting, Seadrill ceased to control the Company as defined by generally accepted accounting principles in the United States, or GAAP, and, therefore, Seadrill Partners and Seadrill are no longer deemed to be entities under common control. As such, acquisitions by the Company from Seadrill subsequent to this date are no longer accounted for as transactions between parties under common control.

During the year ended December 31, 2014, the Company acquired from Seadrill (i) a 51% indirect interest in two drillships, the West Auriga and West Vela, which the Company owns through Seadrill Capricorn Holdings LLC, and (ii) an additional 28% limited partner interest in Seadrill Operating LP, bringing its total ownership in Seadrill Operating LP to 58%.

The Company listed its common units on the New York Stock Exchange in October 2012 under the ticker symbol “SDLP.”
The Company was formed under the laws of the Marshall Islands and maintain the Company's principal executive headquarters at 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom. The Company's telephone number at that address is +44 20 8811 4700. The Company's agent for service of process in the United States is Watson, Farley & Williams LLP and its address is 1133 Avenue of the Americas New York, New York 10036.

B.     Business Overview
General
The Company is a growth-oriented limited liability company formed on June 28, 2012 by Seadrill Limited (NYSE: SDRL) to own, operate and acquire offshore drilling units. The Company's drilling units are under long-term contracts with major oil companies such as Chevron, BP, ExxonMobil and Tullow with an average remaining term of 2.9 years as of March 31, 2015. The Company intends to grow the Company's position in the offshore drilling market by continuing to provide excellent service to these customers with the Company's modern, technologically advanced fleet. The Company also intends to leverage the relationships, expertise and reputation of Seadrill to re-contract the Company’s fleet under long-term contracts and to identify opportunities to expand the Company's fleet through acquisitions. Seadrill is one of the world’s largest international offshore drilling contractors, and the Company believes Seadrill is, and will continue to be, motivated to facilitate the Company's growth because of its significant ownership interest in the Company.
The Company’s fleet as at March 31, 2015 consisted of:

•	the semi-submersible West Aquarius , which was delivered from the shipyard in 2009 and is under a drilling contract with ExxonMobil that expires in April 2017;

•	the semi-submersible West Capricorn, which was delivered from the shipyard at the end of 2011 and is under a drilling contract with BP that expires in July 2019;

•	the semi-submersible West Leo, which was delivered from the shipyard in 2012 and commenced operations under a 5-year drilling contract with Tullow that expires in May 2018;

•	the semi-submersible West Sirius, which was delivered from the shipyard in 2008 and has a drilling contract with BP which has been terminated early and is expected to end in May 2015;

•	the semi-tender West Vencedor, which was delivered from the shipyard in early 2010 and is under a drilling contract with Chevron that is expected to end in May 2015;

•	the tender rig T-15, which was delivered from the shipyard in 2013 and commenced operations under a 5-year drilling contract with Chevron that expires in July 2018;

•	the tender rig T-16, which was delivered from the shipyard in 2013 and commenced operations under a 5-year drilling contract with Chevron that expires in August 2018;

•	the drillship West Auriga, which was delivered from the shipyard in 2013 and commenced operations under a drilling contract with BP that expires in October 2020;

•	the drillship West Vela, which was delivered from the shipyard in 2013 and commenced operations under a drilling contract with BP that expires in November 2020; and,

•	the drillship West Capella, which was delivered from the shipyard in 2008 and is under a drilling contract with ExxonMobil that expires in April 2017.
For more information about the Company's fleet, including the Company's ownership interests in each of the drilling units, please see " - Fleet and Customers" below.
Business Strategies
The Company's primary business objective is to increase the quarterly cash distributions to the Company's unitholders over time. The Company intends to accomplish this objective by executing the following strategies:

•
Grow Through Strategic and Accretive Acquisitions. The Company intends to capitalize on opportunities to grow the Company's fleet of drilling units through acquisitions of offshore drilling units from Seadrill, either by the Company or by OPCO, and acquisitions of offshore drilling units from third parties. The Company will have opportunities, pursuant to the omnibus agreement, to acquire additional interests in OPCO and certain of Seadrill’s other drilling units with drilling contracts of five or more years.

•
Pursue Long-term Contracts and Maintain Stable Cash Flow. The Company seeks to maintain stable cash flows by continuing to pursue long-term contracts. The Company's focus on long-term contracts improves the stability and predictability of the Company's operating cash flows, which the Company believes will enable the Company to access equity and debt capital markets on attractive terms and, therefore, facilitate the Company's growth strategy.

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

•	Maintain a Modern and Reliable Fleet. The Company has one of the youngest and most technologically advanced fleets in the industry, and plans to maintain a modern and reliable fleet.
The Company can provide no assurance, however, that the Company will be able to implement its business strategies described above. particularly in the current challenging low oil price market environment.

For further discussion of the risks that the Company faces, please read “Item 3—Key Information—Risk Factors”.

Offshore Drilling Industry
The offshore drilling industry provides drilling, workover and well construction services to oil and gas exploration and production, or E&P, companies using jack-up rigs, tender rigs, semi-submersible rigs, drillships and other types of drilling units. Although terminology can differ across the industry, the depths at which offshore drilling units operate can be generally divided into four categories: ultra-deepwater, deepwater, midwater and shallow water. The Company generally considers ultra-deepwater to be depths of between 7,500 feet and 12,000 feet. The Company considers deepwater to cover depths between 4,500 and 7,500 feet, midwater to cover depths between 500 and 4,500 feet and shallow water to cover depths less than 500 feet.
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

Market Overview
We provide operations in oil and gas exploration and development in regions throughout the world and our customers include major oil and gas companies, state-owned national oil companies and independent oil and gas companies. Our customers have experienced a significant decline in oil prices and have reduced near term capital expenditures. As a result, the offshore drilling market is encountering a significant reduction in demand.

Global Offshore Drilling Rig Fleet
The global fleet of offshore drilling units consists of drillships, semi-submersible rigs, jack-up rigs and tender rigs. The existing world-wide fleet as at March 20, 2015 totals 899 units including 118 drillships, 198 semi-submersible rigs, 544 jack-up rigs and 39 tender rigs. In addition, there are 56 drillships, 128 jack-up rigs, 30 semi-submersible rigs and 9 tender rigs under construction. The water depth capacities for the various drilling rig types depend on rig specifications, capabilities and equipment outfitting. Jack-up rigs normally work in water depths up to 450ft while semi-submersible rigs and drillships can work in water depths up to 12,000ft and tender rigs work in water depths up to 410ft for tender barges and up to 6,000ft for semi-tenders. All offshore rigs are capable of working in benign environment but there are certain additional requirements for rigs to operate in harsh environments due to extreme marine and climatic conditions, as well as, temperatures. The number of units outfitted for such operations are limited and the present number of rigs operating in harsh environment totals 43 units.

Semi-Submersibles and Drillships
The world fleet of semi-submersible rigs and drillships totals 316 units as of March 20, 2015. In addition, there are 86 units under construction, 30 semi-submersible rigs and 56 drillships. Of the total fleet, 131 units were built before 1998. These units are mainly moored units and have an average age of 33 years. For the existing 185 rigs built after 1998, the majority have been outfitted with thrusters allowing for dynamic positioning. 29 of the 185 units are capable of operations in water depths up to 7,500ft and 156 of the 185 units are capable of operations in ultra-deep waters (waters deeper than 7,500ft).

Until recently, higher oil prices and an improved economic outlook have spurred a higher activity level from oil companies that increased the demand for ultra-deepwater units resulting in renewed interest for construction of further new ultra-deepwater units, and increased dayrates. As a result of the recent decline in oil prices and substantial reductions or planned reductions in oil company capital spending levels, the offshore drilling market is currently entering its second year of a downturn. Approximately one quarter of ultra-deepwater floaters will become available in 2015, a third of which are newbuilds that are yet to be delivered. Based on this available capacity, significant delays or cancellation of newbuild projects are expected. New tendering activity remains subdued as oil companies set their budgets at materially lower levels than seen in recent years. Rig owners are bidding for available work extremely competitively with a focus on utilization over returns, which will likely drive rates down to or below cash breakeven levels.

Tender Rigs
As at March 20, 2015 there are 39 self-erecting tender rigs globally. In addition there are 9 units under construction. Out of the 39 delivered rigs, 28 are barges and 11 are semi-submersibles (semi-tenders). There are 6 barges and 3 semi-tenders under construction. The main markets for tender rigs are West Africa and Southeast Asia, employing 26% and 59% of tender rigs respectively. The daily rate for tender rigs depends on country, region, water depth, capabilities, technical specification, contract length and overall contract terms.
The above overview of the various offshore drilling sectors is based on previous market developments and current market conditions. Future markets conditions and developments cannot be predicted and may well differ from the Company's current expectations.

Fleet and Customers
The following table provides additional information about OPCO’s fleet as of March 31, 2015:

							Current Contract
Rig Name	Seadrill Partners Ownership Interest	Year Built	Water Depth (feet)	Drilling Depth (feet)	Location	Customer	Start	Expire	Dayrate (US$)
Semi-submersible
West Aquarius	58%	2009	10,000	35,000	Canada	ExxonMobil/Hibernia Management (1)	January 2013	October 2015	$ 540,000 (2)
					Canada	ExxonMobil/Hibernia Management (1)	October 2015	April 2017	$615,000
West Capricorn	51%	2011	10,000	35,000	USA (Gulf of Mexico)	BP	July 2012	April 2015	$ 495,000 (3)
					USA (Gulf of Mexico) (4)	BP (4)	April 2015 (4)	July 2019 (4)	$ 535,000 (4)
West Leo	58%	2012	10,000	35,000	Ghana	Tullow	June 2013	July 2018	$ 605,000 (5)(6)
West Sirius (7)	51%	2008	10,000	35,000	USA (Gulf of Mexico)	BP	July 2014	April 2015	$535,000
					USA (Gulf of Mexico)	BP	April 2015 (4)	May 2015 (4)	495,000 (4)

Drillship
West Capella (8)	33%	2008	10,000	35,000	Nigeria	ExxonMobil	April 2014	April 2017	$627,500
West Auriga	51%	2013	12,000	40,000	USA (Gulf of Mexico)	BP	October 2013	October 2020	$ 565,000 (9)
West Vela	51%	2013	12,000	40,000	USA (Gulf of Mexico)	BP	November 2013	November 2020	$ 525,000 (10)

Tender Rig
West Vencedor	58%	2010	6,500	30,000	Angola	Chevron	March 2010	May 2015	$ 212,000 (11)
T-15	100%	2013	6,500	30,000	Thailand	Chevron	July 2013	July 2018	$127,000
T-16	100%	2013	6,500	30,000	Thailand	Chevron	August 2013	August 2018	$127,000

(1)
On November 27, 2013, the Company signed an 18-month extension on the drilling contract with Hibernia Management and Development Company following a settlement agreement reached for 37 days of non-payment during the mobilization period.

(2)	Dayrate includes a mobilization fee of $30 million that will be amortized over the contract period.

(3)
Excludes approximately $55,167 per day payable by the customer over the initial term of the contract related to mobilization, blow out preventor modification, variation orders and other special and standby rates.

(4)	Reflects dayrate and term swap for the West Sirius and the West Capricorn. Under the terms of the West Sirius termination, BP pay a termination fee of $297,000 per day from May 2015 until July 2017.

(5)
The base dayrate is $590,000 for operations in Ghana and will be adjusted for operations in Côte d’Ivoire and Guinea. The dayrate shown above for Ghana includes a performance bonus based on achievement of 95% utilization.

(6)	A mobilization fee of $18 million will be amortized into income over the period of the term of this contract.

(7)
BP notified the Company that it was terminating the West Sirius contract, upon completion of the current well and demobilization, which the Company estimates to be by early May 2015. Commencing April 1, 2015, the West Sirius will swap terms and dayrates with the West Capricorn and receive $495,000 per day until completion of the current well and demobilization. In accordance with the termination provisions in the West Sirius contract, the Company will receive a termination fee of $297,000 per day from May 2015 to July 2017.

(8)
The Company owns 58% of Seadrill Operating LP, which controls and owns 56% of the entity that owns the West Capella. Pursuant to Nigerian law, a Nigerian partner owns an effective 1% interest in the West Capella. Seadrill owns the remaining ownership interest in the entity that owns the West Capella.

(9)	A mobilization fee payable daily over the term of the contract of $37.5 million will be amortized into income over the period of the term of this contract.

(10)
A mobilization fee payable daily over the term of the contract of $37.5 million will be amortized into income over the period of the term of this contract. This amount is payable to Seadrill for the remainder of the contract under the terms of the West Vela acquisition agreement.

(11)
The current contract expires in May 2015. After the well is completed, all third party equipment is offloaded and the unit has left the concession block, the Company will receive a lump sum de-mobilization payment of $8.5 million after which the contract will be complete.

Contract Backlog
The Company’s drilling units are contracted to customers for an average remaining term of 2.9 years as of March 31, 2015. Backlog is calculated as the full operating dayrate multiplied by the number of days remaining on the contract, assuming full utilization. Backlog excludes revenues for mobilization and demobilization, contract preparation, and customer reimbursables. Backlog also includes, in the case of contracts for which we have received a notice of termination, an amount equal to the termination fee per day multiplied by the number of days for which the termination fee is payable under the terms of the contract. The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the backlog amounts and periods shown in the table below due to various factors, including shipyard and maintenance projects, downtime and other factors. Downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable dayrates than the full contractual operating dayrate.
In addition, the Company’s contracts provide for termination at the election of the customer with an “early termination payment” to be paid to the Company if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling unit, the Company’s bankruptcy, sustained unacceptable performance by the Company or delivery of a rig beyond certain grace and/or liquidated damages periods, no early termination payment would be paid. Accordingly, if one of these events were to occur, the actual amount of revenues earned may be substantially lower than the backlog reported.
The Company’s contract backlog as of March 31, 2015 totals $5.2 billion and is as follows:

Rig	Contracted Location	Customer	Contract Backlog(1) (US $ millions)	Contractual Dayrate (US $)	Actual/Expected Contract Commencement	Contract Termination Date
West Aquarius	Canada	ExxonMobil / Hibernia Management	$111	$540,000	Jan 2013	Oct 2015
	Canada	ExxonMobil / Hibernia Management	$331	$615,000	Oct 2015	Apr 2017
West Capricorn(2)	USA	BP	$1	$495,000	Jul 2012	Apr 2015
	USA	BP	$830	$535,000	Apr 2015	Jul 2019
West Leo	Ghana	Tullow	$719	$605,000	Jun 2013	Jul 2018
West Sirius(3)	USA	BP	$1	$535,000	Jul 2014	Apr 2015
	USA	BP	$15	$495,000	Apr 2015	May 2015
	USA	BP	$235	$297,000	(3)	(3)
West Capella	Nigeria	Total	$455	$627,500	Apr 2014	Apr 2017
West Auriga	USA	BP	$1,131	$565,000	Oct 2013	Oct 2020
West Vela	USA	BP	$1,073	$525,000	Nov 2013	Nov 2020
West Vencedor (4)	Angola	Chevron	$—	$212,000	Mar 2010	May 2015
T15	Thailand	Chevron	$150	$127,000	Jul 2013	Jul 2018
T16	Thailand	Chevron	$154	$127,000	Aug 2013	Aug 2018

(1)	Expressed in millions. Based on executed drilling contracts.

(2)	BP has an option to extend the expiration date of the contract for up to two years from July 2019.

(3)
The signed drilling contract was terminated by BP, which we expect will take effect in May 2015. Commencing April 1, 2015, the West Sirius will swap terms and dayrate with the West Capricorn and receive $495,000 per day until completion of the current well and demobilization. The backlog of $235.2 million consists of $297,000 per day from May 2015 until July 2017, to be received by the Company in accordance with the termination provisions in the West Sirius contract. The average remaining contract term of 2.9 years as of March 31, 2015 for the fleet does not include this period for the West Sirius.

(4)
After the current well is completed, and all third party equipment is offloaded and the unit has left the concession block, the Company will receive a lump sum de-mobilization payment of $8.5 million at which the contract will be complete.

Drilling Contracts
The Company provides drilling services on a “dayrate” contract basis. The Company does not provide “turnkey” or other risk-based drilling services to the customer. Under dayrate contracts, the drilling contractor provides a drilling unit and rig crews and charges the customer a fixed amount per day regardless of the number of days needed to drill the well. The customer bears substantially all of the ancillary costs of constructing the well and supporting drilling operations, as well as the economic risk relative to the success of the well. In addition, dayrate contracts usually provide for a lump sum amount or dayrate for mobilizing the rig to the initial operating location, which is usually lower than the contractual dayrate for uptime services, and a reduced dayrate when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other conditions beyond the contractor’s control. A dayrate drilling contract generally covers either the drilling of a single well or a number of wells or has a stated term regardless of the number of wells. These contracts may generally be terminated by the customer in the event the drilling unit is destroyed or lost or if drilling operations are suspended for an extended period of time as a result of a breakdown of equipment, “force majeure” events beyond the control of either party or upon the occurrence of other specified conditions. In some instances, the dayrate contract term may be extended by the customer exercising options for the drilling of additional wells or for an additional length of time at fixed or mutually agreed terms, including dayrates.
The Company’s drilling contracts are the result of negotiations with its customers. The Company’s existing drilling contracts generally contain, among other things, the following commercial terms: (i) contract duration extending over a specific period of time; (ii) term extension options in favor of its customer, generally upon advance notice to the Company, at mutually agreed, indexed or fixed rates; (iii) provisions permitting early termination of the contract if the drilling unit is lost or destroyed, if operations are suspended for an extended period of time due to breakdown of major rig equipment or “force majeure” events beyond the Company’s control and the control of the customer; (iv) provisions allowing early termination of the contract by the customer without cause with a specified early termination fee in the form of a reduced rate for a specified period of time; (v) payment of compensation to the Company (generally in U.S. Dollars although some contracts require a portion of the compensation to be paid in local currency) on a dayrate basis (lower rates or no compensation generally apply during periods of equipment breakdown and repair or in the event operations are suspended or interrupted by other specified conditions, some of which may be beyond the Company’s control); (vi) payment by the Company of the operating expenses of the drilling unit, including crew labor and incidental rig supply costs; (vii) provisions entitling the Company to adjustments of dayrates (or revenue escalation payments) in accordance with published indices or otherwise; (viii) provisions requiring the Company or Seadrill to provide a performance guarantee; (ix) indemnity provisions between the Company and its customers in respect of third-party claims and risk allocations between the Company and its customers relating to damages, claims or losses to the Company, its customers, or third parties; and (x) provisions permitting the assignment to a third party with the Company’s prior consent, such consent not to be unreasonably withheld. The Company’s indemnification may not cover all damages, claims or losses to the Company or third parties, and the indemnifying party may not have sufficient resources to cover its indemnification obligations.
See also Item 3 “Key Information—Risk Factors—Risks Inherent in The Company's Business—the Company’s customers may be unable or unwilling to indemnify the Company.” In addition, the Company’s drilling contracts typically provide for situations where the drilling unit would operate at reduced operating dayrates. See Item 5 “Operating and Financial Review and Prospects—Important Financial and Operational Terms and Concepts—Economic Utilization.”
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
Nigerian investors have invested in a subsidiary of Seadrill Operating LP. The entity is fully controlled and approximately 56% owned by Seadrill Operating LP, resulting in the Nigerian joint venture partner owning an effective 2% interest in the West Capella. Seadrill owns the remaining ownership interest in the joint venture. The joint venture agreement provides the joint venture partner with the right to purchase up to an approximate effective 25% interest in the West Capella at a fair market value price over the course of five years, subject to additional mutually agreed upon terms. Any such purchase is expected to be from Seadrill’s ownership interest and not from Seadrill Operating LP.
Seasonality
In general, seasonal factors do not have a significant direct effect on the Company’s business. The Company has operations in certain parts of the world where weather conditions during parts of the year could adversely impact the operation of its rigs, but generally such operational interruptions do not have a significant impact on the Company’s revenues. Please read “—Drilling Contracts.” Such adverse weather could include the hurricane season for the Company’s operations in the U.S. Gulf of Mexico.
Customers
Offshore exploration and production is a capital intensive, high-risk industry. Operating and pursuing opportunities in deepwater basins significantly increases the amount of capital required to effectively conduct such operations. As a result, a significant number of operators in this segment of the offshore exploration and production industry are either national oil companies, major oil and gas companies or well-capitalized large independent oil and gas companies. The Company’s current customers are BP, Chevron, ExxonMobil and Tullow. For the year ended December 31, 2014 ExxonMobil(*) accounted for 26.4%, Chevron accounted for 14.7%, BP accounted for 41.5%, and Tullow accounted for 17.4% of the Company’s total revenues, respectively. (* During 2013 and 2014 the ExxonMobil drilling contract was assigned to Hibernia Management and Development Co. Ltd and Statoil Canada Ltd.).

Competition

The offshore drilling industry is highly competitive, with market participants ranging from large multinational companies to smaller companies with fewer than five drilling units.
The demand for offshore drilling services is driven by oil and gas companies’ exploration and development drilling programs. These drilling programs are affected by oil and gas companies’ expectations regarding oil and gas prices, anticipated production levels, worldwide demand for oil and gas products and many other factors. The availability of quality drilling prospects, exploration success, availability of qualified rigs and operating personnel, relative production costs, availability and lead time requirements for drilling and production equipment, the stage of reservoir development and political and regulatory environments also affect customers’ drilling programs. Oil and gas prices are volatile, which has historically led to significant fluctuations in expenditures by customers for drilling services. Variations in market conditions impact the Company in different ways, depending primarily on the length of drilling contracts in different markets. Short-term changes in these markets may have a minimal short-term impact on revenues and cash flows, unless the timing of contract renewals coincides with short-term movements in the market.
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
The Company believes that the market for drilling contracts will continue to be highly competitive for the foreseeable future. The Company believes that the Company’s fleet of recently constructed technologically advanced drilling units provides it with a competitive advantage over competitors with older fleets, as the Company’s drilling units are generally better suited to meet the requirements of customers for drilling in deepwater. However, certain competitors may have greater financial resources than the Company does, which may enable them to better withstand periods of low utilization, and compete more effectively on the basis of price.
Principal Suppliers
The Company sources the equipment used on its drilling units from well-established suppliers, including: Cameron International Corp. and National Oilwell Varco, Inc., or NOV, each of which supply blowout preventers, and, with respect to NOV, top drives (the device used to turn the drillstring, which is a combination of devices that turn the drill bit), drawworks (the hoisting mechanism on a drilling unit) and other significant drilling equipment; Kongsberg Gruppen, which supplies dynamic positioning systems; Aker-MH AS, which supplies drilling software as well as top drives and drawworks; Rolls Royce, which supplies thrusters; and Caterpillar Inc., which supplies cranes.
In addition, each of the Company’s customers are responsible for providing the fuel to be used by the drilling unit that it contracts from the Company, at such customer’s cost.
Risk of Loss and Insurance
The Company’s operations are subject to hazards inherent in the drilling of oil and gas wells, including blowouts and well fires, which could cause personal injury, suspend drilling operations, destroy the equipment involved or cause serious environmental damage. Offshore drilling contractors such as the Company are also subject to hazards particular to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. The Company’s marine insurance package policy provides insurance coverage for physical damage to the Company’s drilling units, loss of hire for some of its rigs and third-party liability.
The Company’s insurance claims are subject to a deductible, or non-recoverable, amount. The Company currently maintains a deductible per occurrence of up to $5 million related to physical damage to its rigs. However, a total loss of, or a constructive total loss of, a drilling unit is recoverable without being subject to a deductible. For general and marine third-party liabilities, the Company generally maintains a deductible of up to $500,000 per occurrence on personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units. Furthermore, the Company purchases insurance for certain of its drilling units to cover loss due to the drilling unit being wholly or partially deprived of income as a consequence of damage to the unit. The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies are limited to 290 days. If the repair period for any physical damage exceeds the number of days permitted under the Company’s loss of hire policy, it will be responsible for the costs in such period. The Company does not have loss of hire insurance on the Company's tender rigs with the exception of the semi-tender rig the West Vencedor.
The Company previously elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire. The policy is effective from April 1, 2014 to May 1, 2015 . The Company is currently negotiating the renewal of its policy to insure a limited part of this windstorm risk for a further period starting May 1, 2015 through March 31, 2016.

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
Environmental Laws and Regulations
These laws and regulations include the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA”), the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the “MTSA", European Union regulations including the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering the Company liable for environmental and natural resource damages without regard to negligence or fault on the Company's part. Implementation of new environmental laws or regulations that may apply to ultra deepwater drilling units may subject the Company to increased costs or limit the operational capabilities of the Company's drilling units and could materially and adversely affect the Company's operations and financial condition. For instance, certain Annex VI Regulations under MARPOL which took effect on January 1, 2015 set a 0.1% sulphur limit on marine gas oil and marine diesel in the Baltic Sea, North Sea, North America and the United States Sea Emission Control Areas. See Item 3.D “Risk Factors - The Company is subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.”
Safety Requirements
The Company's operations are subject to special safety regulations relating to drilling and to the oil and gas industry in many of the countries where the Company operates. The United States undertook substantial revision of the safety regulations applicable to the Company's industry following the Deepwater Horizon Incident, in which the Company was not involved, that led to the Macondo well blow out situation, in 2010. Other countries are also undertaking a review of their safety regulations related to the Company's industry. These safety regulations may impact the Company's operations and financial results. For instance, the revisions to the regulations in the United States have resulted in new requirements, such as specific requirements for maintenance and certification of BOP’s, which may cause the Company to incur cost and may result in additional downtime for the Company's drilling units in the US Gulf of Mexico. See Item 3.d “Risk Factors -- The aftermath of the moratorium on offshore drilling in the U.S. Gulf of Mexico, and new regulations adopted as a result of the investigation into the Macondo well blowout, could negatively impact us.” The EU has also recently undertaken a significant revision of its safety requirements for offshore oil and gas activity through the issuance of the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations. These requirements will take effect later this year in July.
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
Legal Proceedings
From time to time the Company has been, and expects that in the future it will be, subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company. Please also see Note 16, “Commitments and Contingencies—Legal Proceedings” to the audited Consolidated and Combined Carve-Out Financial Statements included elsewhere in this annual report.

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
Other Jurisdictions and Additional Information
The Company directly and indirectly owns or controls various additional subsidiaries that are subject to taxation in other jurisdictions. For additional information regarding the taxation of the Company’s subsidiaries, please read Note 5 of the Company's Consolidated and Combined Carve-Out Financial Statements included elsewhere in this annual report.

C.     Organizational Structure
A simplified organizational structure as at March 31, 2015 is shown below.
A full list of the Company's significant operating and rig-owning subsidiaries is included in Exhibit 8.1.

D.     Property, Plant and Equipment
The Company owns a modern fleet of drilling units. The units in the Company's fleet are set out in Item 4.B "Information on the Company - Business Overview".

Item 4A.     Unresolved Staff Comments
None.

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
The following discussion assumes that the Company's business was operated as a separate entity prior to the Company's IPO on October 24, 2012. References in this annual report to the Company’s “initial fleet” refer to the West Aquarius, the West Capricorn, the West Capella and the West Vencedor, interests in each of which were contributed to the Company at or prior to the Company's IPO. The historical financial statements for periods prior to the completion of the Company's IPO on October 24, 2012, which are discussed below, have been carved out of the consolidated financial statements of Seadrill, which operated the vessels in the Company’s initial fleet for periods prior to the Company's IPO and represent 100% of the combined results of operations of all of the drilling units in the Company’s fleet.

The Company's financial position, results of operations and cash flows reflected in the Company's Consolidated and Combined Carve-Out Financial Statements include all expenses allocable to the Company's business, but may not be indicative of those that would have been achieved had the Company operated as a separate public entity for all periods presented or of future results.
Overview
The Company is a growth-oriented limited liability company formed by Seadrill to own, operate and acquire offshore drilling units. The Company's drilling units are under long-term contracts with major oil companies such as Chevron, Total, BP and ExxonMobil with an average remaining term of 2.9 years as of March 31, 2015. The Company intends to grow the Company's position in the offshore drilling market by continuing to provide excellent service to these customers with the Company's modern, technologically advanced fleet. The Company also intend to leverage the relationships, expertise and reputation of Seadrill to re-contract the Company’s fleet under long-term contracts and to identify opportunities to expand the Company’s fleet through acquisitions. Seadrill is one of the world’s largest international offshore drilling contractors, and the Company believes Seadrill is, and will continue to be, motivated to facilitate the Company's growth because of its significant ownership interest in us.
On October 24, 2012, the Company completed its IPO and in connection with the Company's IPO, the Company issued 10,062,500 common units to the public (including 1,312,500 common units pursuant the underwriter’s option to purchase additional common unit in full) at a price of $22.00 per common unit and issued to Seadrill 14,752,525 common units and 16,543,350 subordinated units. In addition, the Company issued to Seadrill Member LLC, a wholly owned subsidiary of Seadrill, the Seadrill Member interest, which is a non economic-limited liability company interest in the Company, and all of the Company's incentive distribution rights.
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

The transactions described above occurred prior to the IPO and through December 31, 2013, have been reflected as a reorganization of entities under common control and, therefore, the assets and liabilities acquired from Seadrill have been recorded at historical cost by the Company and the historical operating results have been retrospectively adjusted to include the results of the combined entities during the periods they were under common control of Seadrill.
As of January 2, 2014, the date of the Company’s first annual general meeting, Seadrill ceased to control the Company in accordance with US GAAP and, therefore, the Company and Seadrill are no longer deemed to be entities under common control.
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
On March 24, 2014, Seadrill Capricorn Holdings LLC acquired from Seadrill all of the ownership interests in each of Seadrill Auriga Hungary Kft., a Hungarian company which owns the drillship, the West Auriga, and Seadrill Gulf Operations Auriga LLC, a Delaware limited liability company which operates the West Auriga (the "Auriga Acquisition"). The Auriga Acquisition was accomplished through a series of purchases and contributions. As a result of these transactions, the Company acquired a 51% indirect interest in the ownership and operations of the West Auriga. The implied purchase price of the Auriga Acquisition was $1.24 billion. The Company's portion of the purchase price for the Auriga Acquisition, after debt financing at the OPCO level, was $355.4 million. In addition, Seadrill Capricorn Holdings LLC financed $100.0 million of the purchase price by issuing a zero coupon limited recourse discount note to Seadrill that matures in September 2015. Upon maturity of such note, Seadrill Capricorn Holdings LLC will repay $103.7 million to Seadrill. Seadrill Auriga Hungary Kft. is a borrower under the $1.45 billion credit facility (the “Auriga Facility”) used to finance the West Auriga, and under which its obligations are secured by the West Auriga. As of the closing date of the Auriga Acquisition, Seadrill Auriga Hungary owed $443.1 million in principal under the Auriga Facility. In June 2014, this facility was refinanced with proceeds from the Amended Senior Secured Credit Facility.
In order to fund the Company's portion of the cash purchase price of the Auriga Acquisition, on March 17, 2014, the Company sold an aggregate of (i) 11,960,000 common units to the public at a price of $30.60 per unit and (ii) 1,633,987 common units to Seadrill.

On June 24, 2014, the Company issued 6,100,000 common units to the public and 3,183,700 common units to Seadrill.

On June 26, 2014, the Borrowers amended and restated their senior secured credit facilities (as amended and restated, the “Amended Senior Secured Credit Facilities”) to provide for the borrowing by Seadrill Operating LP of $1.1 billion of additional term loans, in addition to the $1.8 billion term loan already outstanding under the Senior Secured Credit Facilities. Thus, following the amendment and restatement, the Amended Senior Secured Credit Facilities consisted of (i) a $100.0 million revolving credit facility (the “revolving facility”) available for borrowing from time to time by any Borrower, and (ii) a $2.9 billion term loan (the “term loan”). The proceeds from the additional $1.1 billion of term loans were used to (a) refinance debt secured by the West Auriga of $443.1 million and the West Capricorn of $426.3 million, (b) repay in part certain of our unsecured loans from Seadrill in the amount of $100.0 million, (c) add cash to the Company’s balance sheet for general company purposes, (d) pay all fees and expenses associated with the Amended Senior Secured Credit Facilities and (e) partially fund the acquisition of an additional interest in Seadrill Operating LP discussed below.

On July 21, 2014, the Company acquired an additional 28% interest in Seadrill Operating LP from Seadrill Limited for $373 million, bringing its total ownership interest in Seadrill Operating LP to 58%.

On September 23, 2014, the Company issued 8,000,000 common units to the public.
On November 4, 2014, Seadrill Capricorn Holdings LLC acquired from Seadrill all of the ownership interests in each of Seadrill Vela Hungary Kft., a Hungarian company which owns the drillship, the West Vela, and Seadrill Gulf Operations Vela LLC, a Delaware limited liability company which operates the West Vela (the "Vela Acquisition"). The Vela Acquisition was accomplished through a series of purchases and contributions. As a result of these transactions, the Company acquired a 51% indirect interest in the ownership and operations of the West Vela. The implied initial purchase price of the Vela Acquisition was $900 million. The Company's portion of the initial purchase price for the Vela Acquisition, after debt financing at the OPCO level, was $238 million. Under the terms of the West Vela contract, the customer is paying a daily rate of $565,000, plus approximately $44,000 per day as a mobilization fee paid over the term of the contract. In addition to the initial purchase price, Seadrill Capricorn Holdings LLC will pay Seadrill $40,000 per day of day rate revenue actually received, as well as the $44,000 per day mobilization fee. These payments to Seadrill will cease at the end of the current contract. Thus, the total consideration included deferred consideration payable to Seadrill of $73.7 million and contingent consideration of $65.7 million. The purchase price was subsequently adjusted by a working capital adjustment of $6.0 million. The acquisition was financed with debt and $238 million in cash for the Company’s 51% equity share.
As of the closing date of the Vela Acquisition, Seadrill Vela Hungary Kft owed $433.1 million in principal under the Vela Facility. Seadrill Vela Hungary’s liability to repay debt under the Vela Facility that relates to the other rigs owned by Seadrill remains. However, Seadrill indemnified Seadrill Vela Hungary Kft. against any liability it may incur under the Vela Facility in respect of such debt. Unless the context requires otherwise, references in this section to the “Company” include OPCO and its subsidiaries.

On March 31, 2015 the Company received a notice of termination from BP for the contract for the West Sirius which will be effective after having completed the current well and demobilization, which the Company estimates to be by early May 2015.

Prior to the cancellation notice, the dayrate and term for the West Sirius and West Capricorn contracts were swapped. The West Sirius dayrate was decreased by $40,000 per day and the term was decreased by two years to expire in July 2017 while the dayrate for the West Capricorn was increased by $40,000 per day and the term was extended by two years to expire in July 2019. Amortized payments for the West Capricorn such as mobilization and upgrades will continue on the original schedule ending in July 2017.  In accordance with the cancellation provisions in the West Sirius contract, the Company will receive termination payments over the remaining contract term, now expiring in July 2017.

The Company's interests in OPCO represent its only cash-generating assets. The Company anticipates growing by acquiring additional drilling units and operations directly and through OPCO and by acquiring additional equity interests in OPCO.
The Company manages its business and analyzes and reports its results of operations in a single global segment. The Company’s fleet is reviewed by the Chief Operating Decision Maker, which is the board of directors, as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.

The Company’s Drilling Contracts
In general, each of the Company’s drilling units is contracted to an oil and gas company to provide offshore drilling services at an agreed dayrate and for a fixed time period. Dayrates can vary, depending on the type of drilling unit and its capabilities, operating expenses, taxes and other factors, including contract length, geographical location and prevailing economic conditions.
An important factor in understanding the Company's revenue is the economic utilization of the drilling unit. For a description of how the Company determines economic utilization, see “—Important Financial and Operational Terms and Concepts—Economic Utilization” below.
In addition to contracted daily revenue, customers may pay mobilization and demobilization fees for drilling units before and after their drilling assignments, and may also reimburse costs incurred by the Company at their request for additional supplies, personnel and other services, not covered by the contractual dayrate. Customers may also pay termination fees.

Factors Affecting the Comparability of Future Results
You should consider the following facts when evaluating the Company's historical results of operations and assessing its future prospects:

•
The Company does not own all of the interests in OPCO. As a result, the Company's cash flow does not include distributions on Seadrill’s interest in OPCO. The Company owns (i) a 58% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through its 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. The Company controls Seadrill Operating LP through its ownership of Seadrill Operating LP's general partner and Seadrill Capricorn Holdings LLC through its ownership of the majority of its limited liability company interests. Seadrill owns the remaining 42% limited partner interest in Seadrill Operating LP and the remaining 49% limited liability company interest in Seadrill Capricorn Holdings LLC. In July 2014 the Company acquired an additional 28% limited partner interest in Seadrill Operating LP from Seadrill Limited bringing its total ownership interest in Seadrill Operating LP from 30% to 58%. The operating agreements of OPCO require it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution by the Company to its unitholders, the Company's board of directors must approve the amount of cash reserves to be set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. Distributions by OPCO to Seadrill in respect of its ownership interest in OPCO are not available for distribution to unitholders of the Company.

•
Business combinations between entities under common control. Reorganization of entities under common control is accounted for as if the transfer occurred from the date that both the combining entity and combined entity were both under the common control of Seadrill. Therefore, the Company’s financial statements prior to the date the interests in the combining entity were actually acquired are retroactively adjusted to include the results of the combined entities during the period it was under common control of Seadrill. The acquisitions of the entities that own and operate the T-15, T-16, West Leo and West Sirius in 2013 from Seadrill Limited were accounted for under this method. As of January 2, 2014, the date of the Company's first annual general meeting, Seadrill ceased to control the Company as defined by GAAP and therefore Seadrill Partners and Seadrill are no longer deemed to be entities under common control. As such acquisitions by the Company from Seadrill subsequent to this date are no longer accounted for under this method.

•
The size of the Company’s fleet continues to change. The Company's financial statements reflect changes in the size and composition of the Company’s fleet due to certain rig deliveries and contract commencement dates. For instance, the West Capricorn was delivered from the shipyard at the end of 2011, and the contract commencement date occurred in July 2012. Furthermore, during 2013 the Company acquired the T-15, T-16, West Leo and West Sirius, and during 2014 the Company acquired the West Auriga and West Vela. The Company expects the Company’s fleet will continue to change over time. Furthermore, the Company may grow in the future through the acquisition of additional drilling units as part of the Company's growth strategy.

•
The Company may enter into different financing agreements. The financing agreements, including the interest expense relating thereto, currently in place may not be representative of the agreements that will be in place in the future. For example, the Company may amend its existing credit facilities or enter into new financing agreements and such new agreements may not be on the same terms as Seadrill’s financing agreements. In connection with the closing of the Company's IPO, the Company entered into a $300 million revolving credit facility with Seadrill as the lender, which the Company refers to as the "sponsor credit facility". In 2014 the sponsor credit facility was reduced to $100 million. In addition, in February 2014, the Company entered into the Senior Secured Credit Facilities and refinanced its debt secured by the West Aquarius, West Capella, West Leo and West Sirius, and in June 2014 entered into the Amended Senior Secured Credit Facilities and refinanced its debt secured by the West Capricorn and the West Auriga and in November 2014, refinanced its debt secured by the West Vela. For descriptions of its current financing agreements, please read “—Item 5. Liquidity and Capital Resources—Borrowing Activities.”

Factors Affecting the Company's Results of Operations
The Company believes the principal factors that will affect its future results of operations include:

•	the Company’s ability to successfully employ its drilling units at economically attractive dayrates as long-term contracts expire or are otherwise terminated;

•	the ability to maintain good relationships with the Company’s existing customers and to increase the number of customer relationships;

•
the number and availability of the Company's drilling units, including the Company's ability to exercise any options to purchase additional drilling units that may arise under the omnibus agreement or otherwise;

•	changes in the Company's ownership of OPCO;

•	fluctuations in the price of oil and gas, which influence the demand for offshore drilling services;

•	the effective and efficient technical management of drilling units;

•	The Company’s ability to obtain and maintain major oil and gas company approvals and to satisfy their quality, technical, health, safety and compliance standards;

•	economic, regulatory, political and governmental conditions that affect the offshore drilling industry;

•	accidents, natural disasters, adverse weather, equipment failure or other events outside of its control that may result in downtime;

•	mark-to-market changes in interest rate swaps;

•	foreign currency exchange gains and losses;

•	the Company's access to capital required to acquire additional drilling units or equity interests in OPCO and/or to implement its business strategy;

•	increases in crewing and insurance costs and other operating costs;

•	the level of debt and the related interest expense and amortization of principal; and

•	the level of any distribution on the Company's common units.
Please read Item 3 “Key Information—Risk Factors” for a discussion of certain risks inherent in the Company's business.

Important Financial and Operational Terms and Concepts
The Company uses a variety of financial and operational terms and concepts when analyzing its performance. These include the following:
Contracted Revenues and Dayrates. In general, each of the Company’s drilling units is contracted for a fixed term to an oil and gas company to provide offshore drilling services at an agreed dayrate. A drilling unit will be “stacked” if it has no contract in place. Drilling units may be either warm stacked or cold stacked. When a rig is warm stacked, the rig is idle but operational and typically retains most of its crew and can deploy quickly if an operator requires its services. Cold stacking a rig involves reducing the crew to either zero or just a few key individuals and storing the rig in a harbor, shipyard or designated area offshore.
To the extent that the Company’s operations are interrupted due to equipment breakdown or operational failures, the Company does not generally receive dayrate compensation for the period of the interruption in excess of contractual allowances. Furthermore, the Company’s dayrates can be reduced in instances of interrupted or suspended service due to, among other things, repairs, upgrades, weather, maintenance, force majeure or requested suspension of services by the customer and other operating factors.
The Company's contracts may generally be terminated by the customer in the event the drilling unit is destroyed or lost or if drilling operations are suspended for an extended period of time as a result of a breakdown of equipment, “force majeure” or upon the occurrence of other specified conditions.
The terms and conditions of the contracts allow for compensation when factors beyond the Company’s control, including weather conditions, influence the drilling operations and, in some cases, for compensation when the Company performs planned maintenance activities. In many of the Company’s contracts, the Company is entitled to cost escalation to compensate for industry specific cost increases as reflected in publicly available cost indices. In connection with drilling contracts, the Company may receive lump sum fees for the mobilization of equipment and personnel or for capital additions and upgrades prior to commencement of drilling services. These up-front fees are recognized as revenue over the original contract term, excluding any extension option periods.

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
Economic Utilization. Economic utilization is calculated as the total revenue received during the period divided by the full operating dayrate multiplied by the number of days in the period excluding bonuses. In arriving at economic utilization, the Company has taken into account certain contractual elements that generally exist in its drilling contracts. For example, drilling contracts generally provide for a general repair allowance for preventive maintenance or repair of equipment, which could range between 18 to 48 hours per month. Such allowance varies from contract to contract, and the Company may be compensated at the full operating dayrate or at a reduced operating dayrate for such general repair allowance.
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
Reimbursable Revenues and Expenses. Reimbursable revenues are revenues that constitute reimbursements from the Company’s customers for reimbursable expenses. Reimbursable expenses are expenses the Company incurs on behalf, and at the request, of customers, and include provision of supplies, personnel and other services that are not covered under the drilling contract.
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
General and Administrative Expenses. General and administrative expenses are composed of general overhead, including personnel costs, legal and professional fees, property costs and other general administration expenses. For the historical periods presented, certain administrative expenses have been carved out from the administrative expenses of Seadrill and allocated or charged to the Company based on rig type, with a greater portion of costs allocated or charged to the larger drilling units compared to the smaller drilling units.
Depreciation and Amortization. Depreciation and amortization costs are based on the historical cost of the Company’s drilling units. Drilling units are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of the Company’s rigs, when new, is thirty years. Costs related to periodic surveys of drilling units are capitalized as part of drilling units and amortized over the anticipated period between surveys, which is generally five years. These costs are primarily shipyard costs and the cost of employees directly involved in the work. Amortization costs for periodic surveys are included in depreciation and amortization expense.
Interest Expense. The Company's interest expense depends on the overall level of debt, and may significantly increase if the Company incurs additional debt, for instance to acquire additional drilling units or additional equity interests in the Company. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes.
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
The Combined Carve-Out Financial Statements include an allocation of interest expense on Seadrill’s general corporate debt, based upon the fair value of the Company’s fleet in proportion to the fair value of Seadrill’s fleet for periods prior to the Company's IPO. This allocation has not occurred for periods subsequent to its IPO and actual interest expense is included in the consolidated financial statements.
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
Gain/loss on Interest Rate Swaps. A portion of Seadrill’s mark-to-market adjustments for interest rate swap derivatives were allocated to the Combined Carve-Out Statement of Operations for periods prior to the Company's IPO on the basis of the Company’s portion of Seadrill’s floating rate debt. Post IPO any mark-to-market adjustments for interest rate swap derivatives are based on specific swaps that the company entered into with Seadrill.
Customers
The following table represents the break-down of contract and reimbursable revenues by customer and geography for the years ended December 31, 2014, 2013 and 2012:

			2014		2013		2012
Customer	Country	Rig Name	($ in millions)%		($ in millions)%		($ in millions)%
Total	Nigeria	West Capella	$228.5	17.0%	$207.5	19.7%	$209.8	23.4%
ExxonMobil (1)	China	West Aquarius	—	—	—	—%	84.1	9.4%
ExxonMobil (1)	Vietnam	West Aquarius	—	—	—	—%	39.1	4.4%
ExxonMobil (1)	Canada	West Aquarius	126.1	9.4%	153.5	14.5%	87.3	9.8%
BP	USA	West Capricorn	176.3	13.1%	183.5	17.3%	88.2	9.9%
Chevron	Angola	West Vencedor	92.4	6.9%	87.9	8.3%	86.3	9.7%
BP	USA	West Sirius	179.8	13.4%	186.9	17.7%	171.1	19.2%
Tullow Oil	Ghana	West Leo	233.5	17.4%	198.6	18.8%	126.8	14.2%
Chevron	Thailand	T-15	54.4	4.1%	24.5	2.3%	—	—%
Chevron	Thailand	T-16	51.2	3.8%	16.1	1.5%	—	—%
BP	USA	West Auriga	167.5	12.5%	—	—%	—	—%
BP	USA	West Vela	32.9	2.5%	—	—%	—	—%
Total			$1,342.6	100%	$1,058.5	100%	$892.7	100%

(1)
For each country where the West Aquarius operates under its International Drilling Contract, a specific local contract and corresponding dayrate is agreed between the local ExxonMobil operating company and the local Seadrill subsidiary. In addition, the International Drilling Contract permits ExxonMobil to assign the contract to third parties in certain circumstances. During 2014 and 2013 the ExxonMobil drilling contract was assigned to Hibernia Management and Development Co. Ltd and Statoil Canada Ltd.

Inflation
The Company’s drilling units generally operate under long-term contracts. As of March 31, 2015, the average remaining term of the Company's contracts was 2.9 years. The majority of these contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from long term contracts, all of the Company’s long term contracts, except for the West Leo, include escalation provisions. These provisions allow the Company to adjust the dayrates based on stipulated cost increases, including wages, insurance and maintenance cost. However, because these escalations are normally performed on an annual basis, the timing and amount awarded as a result of such adjustments may differ from actual cost increases, which could adversely affect the stability of the Company's cash flow and ability to make cash distributions.
Critical Accounting Estimates
The preparation of the Consolidated and Combined Carve-Out Financial Statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. The Company bases these estimates and assumptions on historical experience and on various other information and assumptions that the Company believes to be reasonable. Critical accounting estimates are important to the portrayal of both the Company's financial condition and results of operations and require the Company to make subjective or complex assumptions or estimates about matters that are uncertain. Basis of preparation and significant accounting policies are discussed in Note 1 “General Information”, and Note 2 “Accounting Policies”, to the Company's Consolidated and Combined Carve-Out Financial Statements appearing elsewhere in this annual report. The Company believes that the following are the critical accounting estimates used in the preparation of the Consolidated and Combined Carve-Out Financial Statements. In addition, there are other items within the Consolidated and Combined Carve-Out Financial Statements that require estimation.
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

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the fair value of consideration given and the fair value of any non-controlling interest over the fair values of the identifiable assets and liabilities acquired is recorded as goodwill. The determination of the estimated fair values of acquired tangible and intangible assets, as well as the useful economic life ascribed to finite lived assets, requires the use of significant judgment.

When acquiring drilling units with attached customer contracts the Company has recognized the value of the drilling unit separately from the associated contract. The drilling unit has been valued at fair value which was estimated using an income approach based upon market participant assumptions and prevailing market conditions. The fair value of the drilling contract has been also been assessed separately using an 'excess earnings' technique where the terms of the contract are assessed relative to current prevailing market rates. The assumptions and judgments made by management are subjective and derived from unobservable inputs. The use of different judgments and assumptions to those used by the Company could result in a materially different valuation of acquired assets, which could have a material effect on the Company’s results of operations.

New Accounting Pronouncements
Refer to Note 2 “Accounting policies” of the Combined and Consolidated Carve-out Financial Statements included elsewhere in this annual report.

A.     Operating Results
Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

The following table summarizes the Company's operating results for the years ended December 31, 2014 and 2013:

	Year Ended December 31,		Increase/Decrease
	2014	2013	$	%
(US$ in millions)
Operating revenues:
Contract revenues	$1,302.7	$1,047.1	$255.6	24.4%
Reimbursable revenues	39.9	11.4	28.5	250.0%
Other revenues	—	5.8	(5.8)	(100.0)%
Total operating revenues	1,342.6	1,064.3	278.3	26.1%

Operating expenses:
Vessel and rig operating expenses	425.0	375.2	49.8	13.3%
Amortization of favorable contracts	14.8	—	14.8	—%
Reimbursable expenses	37.9	10.6	27.3	257.5%
Depreciation and amortization	198.7	141.2	57.5	40.7%
General and administrative expenses	51.4	49.6	1.8	3.6%
Total operating expenses	727.8	576.6	151.2	26.2%
Net operating income	$614.8	$487.7	$127.1	26.1%

Financial items:
Interest income	3.7	4.4	(0.7)	(15.9)%
Interest expense	(140.9)	(92.2)	(48.7)	52.8%
(Loss) / Gain on derivative financial instruments	(124.9)	49.9	(174.8)	(350.3)%
Currency exchange loss	(3.3)	(1.2)	(2.1)	175%
Total financial items	(265.4)	(39.1)	(226.3)	578.8%
Income before income taxes	349.4	448.6	(99.2)	(22.1)%
Income taxes	(34.8)	(33.2)	(1.6)	4.8%
Net Income	$314.6	$415.4	$(100.8)	(24.3)%
Contract revenues
Contract revenues increased by $255.6 million, or 24.4%, to $1,302.7 million, for the year ended December 31, 2014, from $1,047.1 million in the year ended December 31, 2013. The increase was primarily due to the results of the West Auriga which was acquired by the Company in March 2014 and contributed contract revenues of $158.3 million since acquisition, and the results of the West Vela which was acquired in November 2014 and contributed contract revenues of $32.3 million since acquisition. The T-15 and T-16 commenced operations in July 2013 and September 2013, and therefore their full year impact contributed additional contract revenues. An increase in the day rate on the West Capella also contributed to increased contract revenues. This was partly offset by a decrease in contract revenues compared to 2013 for the West Aquarius attributable to the downtime of the rig in the first and fourth quarters of 2014.

The following table summarizes average daily revenues and economic utilization percentage by drilling unit type of the Company’s fleet for the periods presented:

	Year Ended December 31,
	2014		2013
	Average Daily Revenues (USD)	Economic Utilization	Average Daily Revenues (USD)	Economic Utilization
Semi-submersible rigs	$444,149	83.2%	$464,300	90.4%
Drillship	$578,856	98.3%	$541,800	96.9%
Tender rigs	$154,611	98.0%	$154,967	100.0%

(1)	Average daily revenues are the average revenues for each type of rig, based on the actual days available for each rig of that type.

(2)	Economic utilization is calculated as the total revenue received divided by the full operating dayrate multiplied by the number of days in the period, excluding bonuses.

Reimbursable revenues
Reimbursable revenues increased by $28.5 million, or 250.0%, to $39.9 million for the year ended December 31, 2014, from $11.4 million in the year ended December 31, 2013. The increase is due to additional equipment purchased on behalf of customers, for which we have been reimbursed.

Other revenues
During the year ended December 31, 2013, the Company earned other revenues within its Nigerian service company of $5.8 million. The revenues relate to certain services, including the provision of onshore and offshore personnel, which the Company provided to Seadrill’s West Polaris drilling rig while it operated in Nigeria during that period. There were no such services provided for the year ended December 31, 2014.

Vessel and rig operating expenses
Rig operating expenses increased by $49.8 million, or 13.3%, to $425.0 million in the year ended December 31, 2014, from $375.2 million in the year ended December 31, 2013. This increase was primarily due to the acquisition of the West Auriga in March 2014 , the acquisition of the West Vela in November 2014, and the full year of expenses of the T-15 and T-16, which commenced operations in the third quarter of 2013. The increases were partly offset by lower operating costs of the West Aquarius due to downtime.

Amortization of favorable contracts
Amortization of favorable contracts increased to $14.8 million for the year ended December 31, 2014 from nil in the year ended December 31, 2013. The increase was due to the favorable contracts recognized on the purchase of the West Auriga in March 2014, and the acquisition of the West Vela in November 2014. The favorable drilling contracts are recorded as an intangible asset at fair value on the date of acquisition. These intangibles are amortized on a straight-line basis over the remaining contract period.

Reimbursable expenses
Reimbursable expenses increased by $27.3 million, or 257.5%, to $37.9 million for the year ended December 31, 2014 from $10.6 million in the year ended December 31, 2013. The increase was due to additional equipment purchased on behalf of customers, for which we have been reimbursed.

Depreciation and amortization
Depreciation and amortization expenses increased by $57.5 million, or 40.7%, to $198.7 million for the year ended December 31, 2014, from $141.2 million in the year ended December 31, 2013. The increase was primarily due to the acquisition of the West Auriga in March 2014, the acquisition of the West Vela in November 2014, and depreciation relating to the T-15 and T-16, which had a lower expense in the comparative period as they commenced operations during the third quarter of 2013.

General and administrative expenses
General and administrative expenses increased by $1.8 million, or 3.6%, to $51.4 million for the year ended December 31, 2014, from $49.6 million for the year ended December 31, 2013. The increase was due to higher administrative management fees charged by Seadrill due to the increased size of the Company's fleet.

Interest expense
Interest expense increased by $48.7 million, or 52.8%, to $140.9 million for the year ended December 31, 2014, compared to $92.2 million for the year ended December 31, 2013. The increase in the interest expense was primarily due to the increase in the outstanding debt, which was driven by the acquisition of the West Auriga in March 2014, the acquisition of the West Vela in November 2014, and the debt issued under the new Amended Senior Secured Credit Facilities.

Loss on derivatives
In the year ended December 31, 2014, the Company recognized losses from derivative financial instruments of $124.9 million compared to gains of $49.9 million in 2013. The loss on the derivatives during 2014 was due to adverse movements in future expected interest rates which impact the interest rate swaps, compared to favorable movements in 2013. The corresponding fair market value of the interest rate swaps was a $50.1 million liability as at December 31, 2014 compared to an asset of $42.4 million as at December 31, 2013. The unrealized portion of the loss on the derivatives during the year was $99.1 million and the realized portion of the loss on derivatives during the year was $25.8 million. In the prior year, the unrealized gain was $60.2 million and the realized loss was $10.3 million.

Other financial items
Other financial items reported in the income statement include the following items:

	Year Ended December 31,
(US$ millions)	2014	2013
Interest income	3.7	4.4
Currency exchange loss	(3.3)	(1.2)
Total other financial items	0.4	3.2
Other financial items decreased by $2.8 million, or 88%, to $0.4 million for the year ended December 31, 2014, compared to $3.2 million for the year ended December 31, 2013. The decrease is related to a decrease in interest earned on cash balances and an increase in the losses of foreign currency translation, primarily relating to the West Capella and West Leo operating in Nigeria and Ghana respectively.

Income taxes
Income tax expense was $34.8 million and $33.2 million, and the Company's effective income tax rate was 10.0% and 7.5% for the years ended December 31, 2014 and 2013 respectively. The increase in the Company's effective income tax rate was due to the change in taxing jurisdictions in which the Company's drilling units operated and/or were owned.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012
The following table summarizes the Company's operating results for the years ended December 31, 2013 and 2012:

($US in millions)	Year Ended December 31,		Increase/Decrease
	2013	2012	$	%
Operating revenues:
Contract revenues	$1,047.1	$859.5	$187.6	21.8%
Reimbursable revenues	11.4	33.2	(21.8)	(65.7)%
Other revenues	5.8	19.1	(13.3)	(69.6)%
Total operating revenues	1,064.3	911.8	152.5	16.7%

Operating expenses:
Vessel and rig operating expenses	375.2	296.1	79.1	26.7%
Reimbursable expenses	10.6	32.4	(21.8)	(67.3)%
Depreciation and amortization	141.2	114.0	27.2	23.9%
General and administrative expenses	49.6	37.2	12.4	33.3%
Total operating expenses	576.6	479.7	96.9	20.2%
Net operating income	$487.7	$432.1	$55.6	12.9%

Financial items:
Interest income	4.4	1.7	2.7	158.8%
Interest expense	(92.2)	(65.8)	(26.4)	40.1%
Gain/(Loss) on derivative financial instruments	49.9	(32.9)	82.8	(251.7)%
Currency exchange loss	(1.2)	(2.6)	1.4	(53.8)%
Total financial items	(39.1)	(99.6)	60.5	(60.7)%
Income before income taxes	448.6	332.5	116.1	34.9%
Income taxes	(33.2)	(38.9)	5.7	(14.7)%
Net Income	$415.4	$293.6	$121.8	41.5%
Contract revenues
Contract revenues increased by $187.6 million, or 21.8%, to $1,047.1 million, for the year ended December 31, 2013, from $859.5 million for the same period in 2012. The increase was primarily due to a full year of operations for the West Capricorn in 2013 compared with half a year in 2012, with an increased contribution of $90.1 million. The West Leo also achieved a full year of operations in 2013 compared to eight months in 2012 with an increased contribution of $74.2 million. The West Sirius achieved better economic utilization in 2013 compared to 2012 resulting in higher contract revenues of $17.3 million. The T-15 and T-16 commenced operations in July 2013 and September 2013 and contributed $16.1 million and $17.3 million respectively, to contract revenues.
This was partly offset by a decrease of $33.0 million in contract revenues in 2013 for the West Aquarius. The reduction in revenues was a result of the Company's entry into a settlement in 2013 with ExxonMobil. This relates to an agreement for non-payment during the recent mobilization period of the West Aquarius to Canada, as a result of the time needed to complete modifications and repairs in order to meet regulatory requirements. As a result of this settlement, its contract revenues were reduced by $22.1 million net of local taxes. The remaining decrease of $10.9 million was related to the West Aquarius due to anchor chain failures in December 2013.

The following table summarizes average daily revenues and economic utilization percentage by drilling unit type of the Company’s fleet for the periods presented:

	Year Ended December 31,
	2013		2012
	Average Daily Revenues ($US)	Economic Utilization	Average Daily Revenues ($US)	Economic Utilization
Semi-submersible rigs	$464,300	90.4%	$449,925	88.2%
Drillship	$541,800	96.9%	$549,200	100.0%
Tender rigs	$154,967	100.0%	$210,500	100.0%

(1)	Average daily revenues are the average revenues for each type of rig, based on the actual days available for each rig of that type.

(2)	Economic utilization is calculated as the total revenue received divided by the full operating dayrate multiplied by the number of days in the period, excluding bonuses.

Reimbursable revenues
Reimbursable revenues decreased by $21.8 million, or 65.7%, to $11.4 million, for the year ended December 31, 2013, from $33.2 million for the same period in 2012. The decrease was mainly due to the West Aquarius mobilizing to Canada in 2012, as well as certain client-requested upgrades to the West Aquarius in 2012. There were no similar reimbursable revenues in 2013.

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

Vessel and rig operating expenses
Rig operating expenses increased by $79.1 million, or 26.7%, to $375.2 million, for the year ended December 31, 2013, from $296.1 million for the same period in 2012. The increase was primarily due to the West Capricorn, the West Leo each contributing full year operations in 2013 which accounted for an increase of $27.1 million and $25.1 million, respectively, in rig operating expenses. The increase was also attributed to the T-15 and T-16 commencing operations in July and September 2013, respectively, which amounted to $9.7 million and $6.3 million respectively and to the West Aquarius operating in Canada during 2013 with higher personnel and start-up costs, the effect of the bareboat charters and also increased costs due to the anchor chain failures in December 2013, which accounted for $13.0 million in total.
During the year ended December 31, 2013, the Company also provided certain services, including the provision of onshore and offshore personnel, which the Company provided to the West Polaris drilling rig owned by Seadrill while it operated in Nigeria during a short period in 2013. Please also see Note 6, “Other revenues” and Note 14, “Related party transactions” to the audited Consolidated and Combined Carve-Out Financial Statements included elsewhere in this annual report.

Reimbursable expenses
Reimbursable expenses decreased by $21.8 million, or 67.3%, to $10.6 million, for the year ended December 31, 2013, from $32.4 million for the same period in 2012. The decrease was mainly due to the completion of the mobilization of the West Aquarius to Canada and the completion of client-requested upgrades to the West Aquarius in 2012, which generated reimbursable expenses. There were no similar reimbursable expenses in 2013.

Depreciation and amortization
Depreciation and amortization increased by $27.2 million, or 23.9%, to $141.2 million, for the year ended December 31, 2013, from $114.0 million in 2012. The increase was primarily due to a full year of depreciation expense for the West Capricorn and West Leo in 2013. Also, the T-15 and T-16 commenced operations in July and September 2013 with no depreciation expense included in 2012.

General and administrative expenses
General and administrative expenses increased by $12.4 million, or 33.3%, to $49.6 million, for the year ended December 31, 2013, from $37.2 million for 2012. The increase was primarily due to a full year of operations for the West Capricorn and West Leo in 2013 and T-15 and T-16 commencing operations in July and September 2013, respectively.

Interest income
Interest income for the year ended December 31, 2013, increased by $2.7 million, or 158.8%, to $4.4 million, compared to $1.7 million for 2012. The increase was related to interest earned on cash held at bank of $89.7 million, as well as interest earned on the West Capricorn deferred mobilization revenue of $3.2 million.

Interest expense
Interest expense increased by $26.4 million, or 40.1%, to $92.2 million for the year ended December 31, 2013, compared to interest expense of $65.8 million for the same period in 2012. The increase was primarily due to the secured credit facility used to partly fund the delivery of the West Capricorn and a full year of interest expense for the credit facility for the West Leo. The increase can also be attributed to the interest charged on the $440 million facility for the T-15 and T-16 in 2013, which was not charged in 2012. In addition, the increase was attributed to the interest charged on the revolving credit facility with Seadrill of $125.9 million and the commitment fee expense for the undrawn balance. This facility was entered into at the time of the Company's IPO in October 2012. There has not been a significant change in interest rates during the period.

Loss on derivative financial instruments
In the year ended December 31, 2013, the Company recognized gains from derivative instruments of $49.9 million compared to losses of $32.9 million in 2012. The increase was related to an interest rate swap gain incurred by Seadrill in 2013, which was charged to the Company on a back to back basis under the agreements with Seadrill. The corresponding fair market value of the interest rate swaps was an asset of $42.4 million as at December 31, 2013, compared with a liability of $5.9 million as of December 31, 2012.

Income taxes
Income tax expense was $33.2 million and $38.9 million, and the Company's effective income tax rate was 7.5% and 11.7% for the years ended December 31, 2013 and 2012 respectively. The decrease in the Company's effective income tax rate was due to the change in taxing jurisdictions in which the Company's drilling units operated and/or were owned.

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

As of December 31, 2014, the Company's cash and cash equivalents were $242.7 million, compared to $89.7 million as of December 31, 2013. In connection with the closing of its IPO, OPCO entered into a five-year $300 million revolving credit facility with Seadrill as the lender, which is referred to as the sponsor credit facility. This was reduced to $100 million following a refinancing in February 2014, where OPCO also entered into a five year $100 million revolving credit facility with a syndicate of external banks. As of December 31, 2014 the outstanding balance of both these revolving credit facilities was zero, whereas at December 31, 2013 the outstanding balance was $125.9 million. The Company believes its current resources, including the potential borrowings under the revolving credit facilities, are sufficient to meet its working capital requirements for its current business for at least the next twelve months. Generally, the Company's long-term sources of funds will be a combination of borrowings from and leasing arrangements with commercial banks, cash generated from operations and debt and equity financing. Because the Company distributes all of its available cash, the Company expects that it will rely upon financing from related parties and external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.
The Company's funding and treasury activities are intended to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in Canadian Dollars, Euros and Nigerian Naira. The Company has not entered into any foreign currency derivatives related to the Canadian Dollar, Euro or Naira in the periods presented, and, therefore, the Consolidated and Combined Carve-Out Financial Statements do not include any unrealized gains or losses on foreign currency derivatives. Because the Company incurs certain operating costs related to the West Capella in Nigerian Naira, the Company has been able to offset a significant portion of its foreign currency exposure with respect to revenues earned in Nigerian Naira.
As the Company’s fleet matures and expands, long-term maintenance expenses will likely increase. The Company is not aware of any regulatory changes or environmental liabilities that would have a material impact on the Company's current or future operations.
As of December 31, 2014, the Company's current assets exceeded current liabilities by $110.3 million. As at December 31, 2013, the Company's current liabilities exceeded current assets by $85.6 million, respectively. This was due to the current portion of its related party debt, however the Company had undrawn revolving credit facilities sufficient to cover the shortfall.
Net cash flow from operating activities was $608.7 million and $564.0 million in the year ended December 31, 2014 and 2013, respectively.

Estimated Maintenance and Replacement Capital Expenditures
The Company's operating agreements require it to distribute its available cash each quarter. In determining the amount of cash available for distribution, the Company's board of directors determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures the Company is required to make to maintain its fleet, the Company’s current annual estimated maintenance and replacement capital expenditures will be $169 million per year, which is comprised of $63 million for long term maintenance and society classification surveys and $107 million, including financing costs, for replacing the Company's existing drilling units at the end of their useful lives.
The estimate for future rig replacement is based on assumptions regarding the remaining useful life of the Company’s drilling units, a net investment rate applied on reserves, replacement values of the Company’s existing rigs based on current market conditions, and the residual value of the rigs. The actual cost of replacing the drilling units in the Company’s fleet will depend on a number of factors, including prevailing market conditions, drilling contract operating dayrates and the availability and cost of financing at the time of replacement. The Company's operating agreement requires its board of directors to deduct from the Company's operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as society classification surveys and rig replacement. The Company's board of directors, with the approval of the conflicts committee, may determine that one or more of the assumptions should be revised, which could cause the board of directors to increase the amount of estimated maintenance and replacement capital expenditures. The Company may elect to finance some or all of its maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders. Please read Item 3 “Key Information—Risk Factors—Risks Inherent in the Company's Business". The Company must make substantial capital and operating expenditures to maintain and replace the operating capacity of its fleet, which will reduce its cash available for distribution. In addition, each quarter the Company is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.”

Cash Flows
The following table summarizes the Company's net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

($ in millions)	Year Ended December 31,
	2014	2013	2012
Net cash provided by operating activities	$608.7	$564.0	$278.2
Net cash used in investing activities	(1,542.8)	(159.3)	(283.5)
Net cash provided by/ (used in) financing activities	1,087.1	(336.2)	11.0
Net increase in cash and cash equivalents	153.0	68.5	5.7
Cash and cash equivalents at beginning of period	89.7	21.2	15.5
Cash and cash equivalents at end of period	242.7	89.7	21.2

Net Cash Provided by Operating Activities
Net cash provided by operating activities was $608.7 million and $564.0 million for the years ended December 31, 2014 and 2013, respectively, an increase of $44.7 million or 7.9%. The increase was primarily due to an increase in net income for the year due to a larger fleet, offset by increased interest expenses and realized losses on derivative financial instruments.
Net cash provided by operating activities was $564.0 million and $278.2 million for the years ended December 31, 2013 and 2012, respectively. The increase of $285.8 million or 102.7%, resulted from an increase in net income of $121.8 million and working capital changes of $103.6 million, mainly driven by better cash collections during 2013.

Net Cash Used in Investing Activities
Net cash used in investing activities of $1,542.8 million in 2014 was due to the Company's acquisitions of the entities that own and operate the West Auriga and the West Vela from Seadrill. The cash consideration, net of cash acquired, paid to acquire the West Auriga and the West Vela was $672.6 million and $465.1 million respectively. The Company also purchased from Seadrill an additional 28% limited partner interest in Seadrill Operating LP for $373.5 million. As a result of the acquisition, the Company’s limited partner interest in Seadrill Operating LP increased from 30% to 58%. Additions to drilling units were $31.6 million, relating mainly to the West Aquarius.
Net cash used in investing activities of $159.3 million in 2013 and $283.5 million in 2012 was, in each case, mainly due to the costs of construction of the T-15 and T-16.

Net Cash Provided by / (Used in) Financing Activities
Net cash provided by financing activities was $1,087.1 million during the year ended December 31, 2014. Net cash provided by financing activities was impacted by (i) net proceeds from long term debt of $2,825.4 million due to the new Amended Senior Secured Credit Facility (Term Loan B), (ii) repayments of debt of $472.1 million, (iii) repayments of related party debt with Seadrill of $1,588.3 million, (iv) repayment of the revolving credit facility with Seadrill of $125.9 million, (v) repayments of related party discount notes with Seadrill of $399.9 million, (vi) cash distributions totalling $660.2 million, (vii) proceeds from issuance of common units of $937.8 million, and (viii) proceeds from the issuance of units by Seadrill Capricorn Holdings LLC of $570.3 million.
Net cash used in financing activities was $336.2 million during the year ended December 31, 2013. Net cash used in financing activities of $336.2 million was impacted by (i) repayments of debt of $348.8 million, (ii) a repayment of its revolving credit facility with Seadrill of $43.7 million, (iii) cash distributions totalling $140.9 million, (iv) $112.4 million relating to changes in invested equity and (v) $939.2 million relating to distributions to Seadrill for the acquisition of T-15, T-16, West Leo and West Sirius. This was offset by $98.0 million from the proceeds of debt, $169.6 million relating to proceeds from borrowings under its revolving credit facility with Seadrill, $409.5 million relating to proceeds from related party vendor financing, $464.8 million relating to proceeds from issuing equity relating to the acquisition of the T-16, West Leo and West Sirius and $106.9 million relating to proceeds from issuing equity to related parties.
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

Net Increase in Cash and Cash Equivalents
As a result of the foregoing, cash and cash equivalents increased in 2014 by $153 million, increased in 2013 by $68.5 million, and increased in 2012 by $5.7 million.

Borrowing Activities
Rig Financing Agreements
Seadrill financed the acquisitions of the drilling units in the Company’s fleet with borrowings under third party credit facilities. In connection with the Company's IPO and subsequent acquisitions from Seadrill, Seadrill amended and restated the various third party facilities to allow for the transfer of the respective drilling units to OPCO and to provide for OPCO and its subsidiaries that, directly or indirectly, own the drilling units to guarantee the obligations under the facilities.

In September 2012, each of OPCO’s subsidiaries that owns the West Capricorn, West Vencedor, West Aquarius, and West Capella, or the rig owning subsidiaries, entered into intercompany loan agreements with Seadrill in the amount of approximately $522.5 million, $115.2 million, $304.6 million and $295.3 million respectively, corresponding to the aggregate principal amount outstanding under the facilities allocable to the West Capricorn, West Vencedor, West Aquarius, and West Capella respectively.

During 2013, the rig owning companies of the T15, T16, West Leo and West Sirius entered into intercompany loan agreements with Seadrill in the amount of approximately $100.5 million, $93.1 million, $485.5 million and $220.1 million respectively, corresponding to the aggregate principal amount outstanding under the facilities allocable to the T15, T16, West Leo and West Sirius, respectively.

Pursuant to these intercompany loan agreements, each rig owning subsidiary can make payments of principal and interest to Seadrill or directly to the third party lenders under each facility.

The outstanding Rig Financing Agreements bear interest at LIBOR plus an applicable margin (as defined in the applicable Rig Financing Agreement) and mandatory costs (if any), both of which accrue and are payable every three months. In addition, a commitment fee of 40% of the applicable margin is payable quarterly in arrears and on the final maturity date or termination date for each of the outstanding Rig Financing Agreements. As all of the outstanding Rig Financing Agreements are fully drawn, the Company does not expect to pay a commitment fee on these facilities.

The Company refers to the T15 and T16 facility, and, prior to their repayment and refinancing in February and June 2014, the West Capella, West Aquarius, West Sirius, West Leo and West Capricorn facilities, collectively, as the Rig Financing Agreements. The West Vencedor Facility was referred to as a Rig Financing Agreement until June 2014 when it was amended, as described below.

The repayment and refinancing of the facilities in February and June 2014 relating to the West Capella, West Aquarius, West
Sirius, West Leo, West Capricorn and West Auriga are described below.

West Vencedor Loan Agreement
In June 2010, Seadrill entered into a $1,200 million senior secured term loan in part to fund the delivery of the West Vencedor, as well as other Seadrill rigs. The Company refers to this secured term loan as the West Vencedor Facility. The West Vencedor was pledged to secure Seadrill’s obligations under the West Vencedor Facility. In connection with the Company's IPO, Seadrill amended and restated the West Vencedor Facility to allow for the transfer of the West Vencedor to OPCO and to provide for Seadrill Operating LP and Seadrill Vencedor Ltd. the owner of the West Vencedor Facility to guarantee the obligations under the West Vencedor Facility. The West Vencedor facility bore interest at LIBOR plus 2.25%. The West Vencedor Facility was repaid in full by Seadrill in June 2014, and subsequently the related party loan agreement between Seadrill Vencedor Ltd and Seadrill was amended to carry on this loan on the same terms, as the West Vencedor Facility. This inter-company loan agreement is referred to as the West Vencedor Loan Agreement. On April 14, 2015 the loan was extended to June 2018 under the same terms as the West Vencedor Facility. Under the extension associated with the amendment, the loan bears interest at a rate equal to LIBOR plus 2.25%, and provides for a guarantee fee of 1.4% and a balloon payment of $20.6 million at maturity. Repayments of principal of $4.1 million are due quarterly. Please refer to "Note 19 - Subsequent Events" included in the Consolidated Financial Statements appearing elsewhere in this Annual Report. As at December 31, 2014 the total net book value of the West Vencedor pledged as security was $182 million. The outstanding balance under the West Vencedor Loan Agreement was $78.2 million as of December 31, 2014.

T-15 and T-16 Facility
In December 2012, Seadrill entered into a $440 million secured term loan facility with a syndicate of banks in part to fund the acquisition of the T-15 and T-16. This secured term loan is referred to herein as the T-15 and T-16 Credit Facility. The T-15 and the T-16 were pledged to secure Seadrill’s obligations under the T-15 and T-16 Credit Facility. The T-15 and T-16 Credit Facility bears interest at a rate of LIBOR plus 3.25% and will mature in December 2017. In May 2013, Seadrill entered into an amendment to the T-15 and T-16 Credit Facility to allow for the transfer of the T-15 to Seadrill Partners Operating LLC and to provide for Seadrill Partners Operating LLC to guarantee the obligations under the T-15 and T-16 Credit Facility. In October 2013, Seadrill entered into an amendment to the T-15 and T-16 Credit Facility to allow for the transfer of the T-16 to Seadrill Partners Operating LLC. Effective from the respective dates of transfer of the T-15 and the T-16 from Seadrill to Seadrill Partners Operating LLC, the entities which own the T-15 and T-16 make payments of principal and interest directly to the lenders under the T-15 and T-16 Credit Facility, at Seadrill’s direction and on its behalf, corresponding to payments of principal and interest due under the T-15 and T-16 Credit Facility that are allocable to the T-15 and the T-16. Pursuant to these intercompany loan agreements, each rig owning subsidiary can make payments of principal and interest to Seadrill or directly to the third party lenders under each facility. At maturity in December 2017 this facility will terminate and all outstanding amounts thereunder will be due and payable, including a balloon payment of $109.2 million. As at December 31, 2014, the total net book value of the T-15 and T-16 pledged as security was $261 million. The outstanding balance relating to the Company as of December 31, 2014 was $158.8 million.

Amended Senior Secured Credit Facilities
On February 21, 2014, Seadrill Operating LP, Seadrill Capricorn Holdings LLC, and Seadrill Partners Finco LLC (the “Borrowers”), entered into Senior Secured Credit Facilities (the “Senior Secured Credit Facilities”). The Senior Secured Credit Facilities consist of (i) a $100.0 million revolving credit facility (the “revolving facility”), and (ii) a $1.8 billion term loan (the “term loan”) which was borrowed by Seadrill Operating LP in full on February 21, 2014. The proceeds from the transaction were used to (a) refinance the West Capella, West Aquarius, West Sirius and West Leo rig facilities, (b) repay in part unsecured loans from Seadrill, (c) add cash to the balance sheet in support of general company purposes and (d) pay all fees and expenses associated therewith.

On June 26, 2014, the Senior Secured Credit Facilities were amended ("Amended Senior Secured Credit Facilities") for the borrowing by Seadrill Operating LP of $1.1 billion of additional term loans in addition to the term loans already outstanding under the Senior Secured Credit Facilities as noted above. The proceeds from the additional $1.1 billion of term loans were used to (a) refinance debt secured by West Auriga of $443.1 million and West Capricorn of $426.3 million, (b) repay certain unsecured loans from Seadrill, (c) add cash to our balance sheet for general company purposes and (d) pay all fees and expenses associated with the Amended Senior Secured Credit Facilities. The Amended Senior Secured Credit Facilities are guaranteed on a senior secured basis by the Borrowers and the Borrowers’ subsidiaries that own or charter the West Capella, West Aquarius, West Sirius, West Leo, West Capricorn and West Auriga. The Amended Senior Secured Credit Facilities also are secured by mortgages on the six drilling units, security interests on the earnings, earnings accounts, and insurances owned by the subsidiary guarantors relating to the six drilling units, and pledges of the equity interests of each subsidiary guarantor. As at December 31, 2014 the total net book value of the drilling units pledged as security was $3.9 billion.

Loans under the Amended Senior Secured Credit Facilities will bear interest, at the Company's option, at a rate per annum equal to either the LIBOR Rate (subject to a 1% floor) for interest periods of one, two, three or six months plus the applicable margin or the Base Rate plus the applicable margin. The Base Rate is the highest of (a) the prime rate of interest announced from time to time by the agent bank as its prime lending rate, (b) 0.5% per annum above the Federal Funds rate as in effect from time to time, (c) the Eurodollar Rate for 1month LIBOR as in effect from time to time plus 1.0% per annum, and (d) for term loans only, 2.0% per annum. The applicable margin is 2.0% for term loans bearing interest at the Base Rate and 3.0% for term loans bearing interest at the Eurodollar Rate. The applicable margin is 1.25% for revolving loans bearing interest at the Base Rate and 2.25% for revolving loans bearing interest at the Eurodollar Rate. In addition, the Company will incur a commitment fee based on the unused portion of the revolving facility of 0.5% per annum.

The Company has entered into interest rate swap transactions to hedge 100% of the variable element of the term loan facility, including the LIBOR floor at a weighted average fixed rate of 2.49% per annum. A variable rate option included in the swap provides that the hedge counterparty shall pay the greater of 1.0% or 3 Month LIBOR. Thus, where the variable rate is less than 1%, the variable rate payment shall be deemed to be equal to 1%.

The term loan matures on February 21, 2021. Amortization payments in the amount of 0.25% of the original term loan amount are required to be paid on the last day of each calendar quarter. The revolving facility matures on February 21, 2019 and does not amortize. The Company is required to make mandatory prepayments of term loans using proceeds from asset sales that are not otherwise utilized for permitted purposes and to make offers to purchase term loans using proceeds of loss events that are not otherwise utilized for permitted purposes.

As of December 31, 2014, the outstanding balance of the term loan was $2,881.0 million, and the $100.0 million revolving credit facility was not yet drawn.

$1,450 million Senior Secured Credit Facility
In March 20, 2013 Seadrill entered into a $1,450 million senior secured credit facility with a syndicate of banks and export credit agencies, relating to the West Auriga, the West Vela and one other drilling unit owned by Seadrill. Upon closing of the West Auriga acquisition in March 2014, the entity which owns the West Auriga owed $443.1 million under the facility. This amount was repaid with proceeds from the Amended Senior Secured Credit Facilities discussed above. Upon closing of the West Vela acquisition in November 2014, the entity that owns the West Vela owed $433.0 million under the facility. The facility has a final maturity in 2025, with a commercial tranche due for renewal in 2018, and bears interest at a rate equal to LIBOR plus a margin in the range of 1.2% to 3%. If the balloon payment of $86 million on the commercial tranche does not get refinanced to the satisfaction of the remaining lenders after five years, the remaining tranches also become due after five years.

Under the terms of the amended $1,450 million senior secured credit facility, certain subsidiaries of Seadrill and the entity that owns the West Vela are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such facility. These obligations are continuing and extend to amounts payable by any borrower under the facility. The total amount owed by all parties under this facility as of December 31, 2014 is $856 million (2013: $$1,390 million). The total amount related to the West Vela as of December 31, 2014 was $422.9 million (2013: nil). The Company has received an indemnity from Seadrill for any payments or obligations related to this facility that are not related to the West Vela.

Sponsor Revolving Credit Facility
In connection with the closing of the Company's IPO on October 24, 2012, OPCO entered into a $300 million revolving credit facility, with Seadrill as the lender. The sponsor revolving credit facility matures in October 2017 and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. On March 1, 2014, the revolving credit facility was amended to reduce the maximum borrowing limit to $100 million, As of December 31, 2014, the outstanding balance under the sponsor revolving credit facility was zero.

$109.5 million vendor financing loan
On May 17, 2013, the Company borrowed from Seadrill $109.5 million as vendor financing to fund the acquisition of the T-15. The loan bears interest at rate of LIBOR plus a margin of 5.00% and matures in May 2016.

$229.9 million discount note
On December 13, 2013, as part of the acquisition of the West Sirius, Seadrill Capricorn Holdings LLC issued a zero coupon discount note to Seadrill in an initial amount of $229.9 million. The note was repayable in June 2015 and upon maturity, Seadrill Capricorn Holdings LLC was due to pay $238.5 million to Seadrill. The note was repaid in full in February 2014 with proceeds from the Senior Secured Credit Facilities.

$70.0 million discount note
On December 13, 2013, as part of the acquisition of the West Sirius, the Company issued a zero coupon discount note to Seadrill for an initial amount of $70.0 million. The note was repayable in June 2015 and upon maturity, the Company would have been obligated to pay $72.6 million to Seadrill. The note was repaid in full in February 2014 with the proceeds from the Senior Secured Credit Facilities as further discussed above.

$100.0 million discount note
In March 2014, as part of the acquisition of the West Auriga, Seadrill Capricorn Holdings LLC issued a zero coupon discount note to
Seadrill in an initial amount of $100.0 million. The note was repayable in September 2015 and upon maturity, Seadrill Capricorn Holdings LLC was due to pay $103.7 million to Seadrill. This note was repaid in June 2014 with proceeds from the Amended Senior Secured Credit Facilities.

Restrictive Covenants
The Company's facilities and related party loan agreements include financial and non-financial covenants applicable to the Company, certain of its subsidiaries, and Seadrill.

Amended Senior Secured Credit Facilities
Our subsidiaries that are borrowers or guarantors of the Amended Senior Secured Credit Facilities are subject to certain financial and restrictive covenants contained in our Amended Senior Secured Credit Facilities including the following:

•	Limitations on the incurrence of indebtedness and issuance of preferred equity;

•	Limitations on the incurrence of liens;

•	Limitations on dividends and other restricted payments;

•	Limitations on investments;

•	Limitations on mergers, consolidation and sales of all or substantially all assets;

•	Limitations on asset sales;

•	Limitations on transactions with affiliates;

•	Limitation on business activities to businesses similar to those now being conducted; and

•	Requirement to maintain a senior secured net leverage ratio of no more than 5.5 to 1.0 (5.0 to 1.0 for the quarter ending March 31, 2015 and thereafter).

In addition, the Amended Senior Secured Credit Facilities contain other customary terms, including the following events of default (subject to customary grace periods), upon the occurrence of which, the loans may be declared (or in some cases automatically become) immediately due and payable:

•	Failure of any borrow of the term loan to pay principal, interest or other amounts owing with respect to the loans under the Amended Senior Secured Credit Facilities;

•	Breach in any material respect of any representation or warranty contained in Amended Senior Secured Credit Facilities documentation;

•	Breach of any covenant contained in Amended Senior Secured Credit Facilities documentation;

•	The occurrence of a payment default under, or acceleration of, any indebtedness aggregating $25.0 million or more other than the term loan;

•	Failure by our subsidiaries that are borrowers or guarantors of our Amended Senior Secured Credit Facilities to pay or stay any judgment in excess of $25.0 million;

•
Repudiation by our subsidiaries that are borrowers or guarantors of our Amended Senior Secured Credit Facilities of any guarantee or collateral documents related to the Amended Senior Secured Credit Facilities;

•	Any guarantee related to the Amended Senior Secured Credit Facilities is found to be unenforceable or invalid or is not otherwise effective;

•
Any of our subsidiaries that are borrowers or guarantors of our Amended Senior Secured Credit Facilities file for bankruptcy or become the subject of an involuntary bankruptcy case or other similar proceeding;

•	The equity interests of any of the company, Seadrill Operating LP or Seadrill Capricorn Holdings LLC is pledged to anyone other than the collateral agent for the term loan; and

•	The occurrence of a change of control.

The borrowers and guarantors were in compliance with the covenants under the Amended Senior Secured Credit Facilities as of December 31, 2014.

Rig Financing Agreements
The loan agreements described above under "-Rig Financing Agreements" (which we refer to as the Rig Financing Agreements) contain various customary covenants that may limit, among other things, the ability of the borrower to:

•	sell the applicable drilling unit;

•	incur additional indebtedness or guarantee other indebtedness;

•	make investments or acquisitions;

•	pay dividends or make any other distributions if an event of default occurs; or

•	enter into inter-company charter arrangements for the drilling units not contemplated by the applicable Rig Financing Agreement.

The Rig Financing Agreements also contain financial covenants requiring Seadrill Limited to:

•	Aggregated minimum liquidity requirement for Seadrill's consolidated group: to maintain cash and cash equivalents of at least $150 million within the group.

•	Interest coverage ratio: to maintain an EBITDA to interest expense ratio of at least 2.5:1.

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

For the purposes of the above tests, EBITDA is defined as the earnings before interest, taxes, depreciation and amortization on a consolidated basis and (ii) the cash distributions from investments, each for the previous period of twelve months as such term is defined in accordance with accounting principles consistently applied. However, in the event that Seadrill or a member of the group acquires rigs or rig owning entities with historical EBITDA available for the rigs' previous ownership, such EBITDA shall be included for covenant purposes in the relevant loan agreement, and if necessary, be annualized to represent a twelve (12) month historical EBITDA. In the event that Seadrill or a member of the group acquires rigs or rig owning companies without historical EBITDA available, Seadrill is entitled to base a twelve month historical EBITDA calculation on future projected EBITDA only subject to any such new rig having (i) a firm charter contract in place at the time of delivery of the rig, with a minimum duration of twelve months, and (ii) a firm charter contract in place at the time of such EBITDA calculation, provided Seadrill provides the agent bank with a detailed calculation of future projected EBITDA. Further, EBITDA shall include any realized gains and/or losses in respect of the disposal of rigs or the disposal of shares in rig owning companies.

Cash distributions from investments are defined as cash received by Seadrill, by way of dividends, in respect of its ownership interests in companies which Seadrill does not control but over which it exerts significant influence.

In addition to financial covenants, the Rig Financing Agreements generally contain covenants which are customary in secured financing in this industry, including  operational covenants in relation to the relevant rigs, information undertakings and covenants in relation to corporate existence and conduct of business.
The Rig Financing Agreements also identify various events that may trigger mandatory reduction, prepayment, and cancellation of the facility including, among others, the following:

•	total loss or sale of a drilling unit securing a Rig Facility;

•	cancellation or termination of any existing charter contract or satisfactory drilling contract; and

•	a change of control.

The Rig Financing Agreements contains customary events of default, such as failure to repay principal and interest, and other events of defaults, such as:

•	failure to comply with the financial or insurance covenants;

•	cross-default to other indebtedness held by both Seadrill and its subsidiaries and by the Company;

•	failure by Seadrill or by the Company to remain listed on a stock exchange;

•	the occurrence of a material adverse change;

•
revocation, termination, or modification of any authorization, license, consent, permission, or approval as necessary to conduct operations as contemplated by the applicable Rig Financing Agreement; and

•
the destruction, abandonment, seizure, appropriation or forfeiture of property of the guarantors or Seadrill and its subsidiaries, or the limitation by seizure, expropriation, nationalization, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority, of the authority or ability of Seadrill or any subsidiary thereof to conduct its business, which has or reasonably may be expected to have a material adverse effect.

The Rig Financing Agreements are secured by:

•	guarantees from rig owning subsidiaries (guarantors),

•	a first priority share pledge over all the shares issued by each of the guarantors,

•
a first priority perfected mortgage in all collateral rigs and any deed of covenant thereto, subject to contractual agreed "quiet enjoyment" undertakings with the end-user of the collateral rigs to be entered into if this is required by the relevant end-user pursuant to the relevant contract,

•	a first priority security interest over each of the rig owners' with respect to all earnings and proceeds of insurance, and

•	a first priority security interest in the earnings accounts.

Our Rig Financing Agreements also contain, as applicable, loan-to-value clauses, which could require the Company, at its option, to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. The market value of the rigs must be at least 135% of the loan outstanding.

If an event of default exists under any of the Rig Financing Agreement, the lenders have the ability to accelerate the maturity of the applicable Rig Financing Agreement and exercise other rights and remedies. In addition, if Seadrill were to default under one of its other financing agreements, it could cause an event of default under each of the Rig Financing Agreement. Further, because the Company’s drilling units are pledged as security for Seadrill’s obligations under the Rig Facilities, lenders thereunder could foreclose on the Company’s drilling units in the event of a default thereunder. See Item 3 “Key Information—Risk Factors—Risks Inherent in the Company's Business—Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under the Company’s existing financing agreements, which would have a material adverse effect on us.”

The borrowers and Seadrill were in compliance with the covenants under the Rig Financing Agreements as of December 31, 2014.

$1,450 million Senior Secured Credit Facility
The $1,450 million Senior Secured Credit Facility contains materially the same covenants as those set out for the Rig Financing Agreements above. In addition to the financial covenants relating to Seadrill Limited, each of the borrowers are required to ensure that their individual Debt Service Cover ratio shall not be less than 1.15:1.

If Seadrill were to default under the facility, or to default under one of its other financing agreements, it could cause an event of default under the facility. Further, because the West Vela is pledged as security under the facility, lenders thereunder could foreclose on the West Vela in the event of a default thereunder.

The borrowers and the gaurantors were in compliance with the covenants under the facility as of December 31, 2014.

Sponsor revolving credit facility
The sponsor revolving credit facility contains covenants that require us to, among other things:

•	notify Seadrill of the occurrence of any default or event of default; and

•
provide Seadrill with information in respect of its business and financial status as Seadrill may reasonably require, including, but not limited to, copies of the Company's unaudited quarterly financial statements and its audited annual financial statements.

Events of default under the sponsor revolving credit facility include, among others, the following:

•	failure to pay any sum payable under the sponsor credit facility when due;

•	breach of certain covenants and obligations of the sponsor credit facility;

•	a material inaccuracy of any representation or warranty;

•	default under other indebtedness in excess of $25.0 million;

•	bankruptcy or insolvency events; and

•
commencement of proceedings seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of the Company’s assets that results in an entry of an order for any such relief that is not vacated, discharged, stayed or bonded pending appeal within sixty days of the entry thereof.

The Company was in compliance with the covenants under the sponsor revolving credit facility as of December 31, 2014.

Derivative Instruments and Hedging Activities
The Company uses financial instruments to reduce the risk associated with fluctuations in interest rates. These agreements do not qualify for hedge accounting and any changes in the fair values of interest rate swap agreements are included in the Consolidated and Combined Statement of Operations within "Loss/(gain) on derivative financial instruments".
Interest-rate swap agreements:
Total realized and unrealized loss on interest-rate swap agreements, not qualified for hedge accounting, amounted to $124.9 million for the year ended December 31, 2014.
As of December 31, 2014, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with Seadrill with a combined outstanding principal amount of $690.1 million, at fixed rates between 1.10% per annum and 1.93% per annum.
As of December 31, 2014, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with external parties with a combined outstanding principal amount of $2,881.7 million, at an average fixed rate of 2.49% per annum.

As of December 31, 2014, its net exposure to short term fluctuations in interest rates on its outstanding debt was $78.6 million, based on its total net interest bearing debt of $3,650.4 million, including related party debt agreements, less the $3,571.8 million outstanding balance of fixed interest rate swaps.
The Company receives part of its revenue in the Euro, Canadian dollar and Nigerian Naira. Because the Company incurs operating costs related to the West Capella in Nigerian Naira, the Company is able to offset a portion of its foreign currency exposure with respect to revenues earned in Nigerian Naira. Depending on the level of the Company's currency exposure, the Company may in the future enter into derivative instruments to manage currency risk.

C.     Research and Development
The Company does not undertake any significant expenditures on research and development, and has no significant interests in patents or licenses.

D.     Trend Information
The offshore drilling market, which has been challenged by the pace of supply additions and reduced capital expenditure by oil companies, is now also dealing with a more significant reduction in demand. To compound these issues, during the fourth quarter of 2014 OPEC made clear its intention to focus on market share rather than price. A desire by oil companies to reduce capital expenditures amidst the significant price decline has severely curtailed drilling budgets for at least the 2015 year. Consequently significant additional spare capacity for offshore drilling units is likely to materialize as 2015 progresses.
The offshore drilling market is entering its second year of a downturn. Approximately a quarter of ultra-deepwater floaters will become available in 2015, a third of which are newbuilds that are yet to be delivered. Based on this available capacity, significant delays or cancellation of newbuild projects can be expected. New tendering activity remains subdued as oil companies set their budgets at materially lower levels than seen in recent years. Rig owners are bidding for available work extremely competitively with a focus on utilization over returns, which will likely drive rates down to or below cash breakeven levels.
The severity of this downturn is forcing the contract drilling industry to make decisions regarding cold stacking and scrapping of older units. This activity is expected to accelerate, likely to levels which have not been seen in two decades. Owners of older, inefficient units face difficult decisions as these units approach periodic classing activities and most seem to be opting not to invest the significant expenditures required, instead choosing to stack or scrap the unit. From a long term perspective, these decisions should ultimately create a more healthy industry as weaker players leave the business and old rigs are retired.
In light of the current environment, Seadrill Partners is encountering and may in the future encounter situations where counterparties request relief to contracted dayrates or seek early contract termination. In the event of early termination for the customer's convenience, an early termination amount is typically payable to Seadrill Partners, in accordance with the terms of the drilling contract. While the Company believes that its contract terms are enforceable, it may be willing to engage in discussions to modify such contracts if there is a commercial agreement that is beneficial to both parties.

E.     Off-Balance Sheet Arrangements
The Company had no off-balance sheet arrangements as of December 31, 2014 or 2013, other than operating lease obligations and other commitments in the ordinary course of business that it is are contractually obligated to fulfill with cash under certain circumstances. These commitments include guarantees in favor of banks as well as guarantees towards third parties such as surety performance guarantees towards customers as it relates to the Company's drilling contracts, contract bidding, customs duties, tax appeals and other obligations in various jurisdictions. Obligations under these guarantees are not normally called, as the Company typically complies with the underlying performance requirement. As of December 31, 2014, the Company had not been required to make collateral deposits with respect to these agreements.
The maximum potential future payments are summarized in Note 16 in the Consolidated and Combined Carve-Out Financial Statements appearing elsewhere in this Annual Report.

F.     Tabular Disclosure of Contractual Obligations
The following table summarizes the Company's long-term contractual obligations as of December 31, 2014:

	Payments Due by Period
($ in millions)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt obligations	$3,650.4	$116.9	$419.9	$185.6	$2,928.0
Interest expense commitments on long-term debt obligations (1)	884.2	127.0	281.9	312.9	162.4
Commitment fee on undrawn facility (2)	17.5	2.5	5.0	5.0	5.0
Total	$4,552.1	$246.4	$706.8	$503.5	$3,095.4

(1)
The Company's interest commitment on its long-term debt is calculated based on an assumed average U.S. Dollar 3 month LIBOR of 0.25% and taking into account the various applicable margin rates associated with each facility.

(2)
The $100 million revolving credit facility with Seadrill and the $100.0 million revolving credit facility under the Amended Senior Secured Credit Facilities incur commitment fees on the undrawn balance of 2% per annum and 0.5% per annum respectively.

G.     Safe Harbor
See “Cautionary Statement Regarding Forward-Looking Statements.”

Item 6.         Directors, Senior Management and Employees

A.     Directors and Senior Management
Directors
The following provides information about each of the Company's directors. The business address through which the board can be contacted is 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom.

Name	Age	Position
Graham Robjohns	50	Chief Executive Officer and Director
Bert Bekker	76	Director and Audit Committee Member
Kate Blankenship	50	Director and Audit Committee Member
Harald Thorstein	35	Director
Bart Veldhuizen (1)	48	Former Director, Audit Committee Member and Conflicts Committee Member
Tony Curry	63	Director and Conflicts Committee Member
Keith MacDonald	57	Director Audit Committee Member and Conflicts Committee Member

(1) On April 6, 2015, Mr. Bart Veldhuizen accepted a role with DVB Bank and resigned from the Board of Directors.

Bert Bekker has served as the Company's director since September 2012, and serves on the audit committee of the Company's board of directors. Mr. Bekker has been in the heavy marine transport industry since 1978 when he co-founded Dock Express Shipping Rotterdam (the predecessor of Dockwise Transport). Mr. Bekker retired from his position as Chief Executive Officer of Dockwise Transport B.V. in May 2003. Mr. Bekker served as Chief Executive Officer of Cableship Contractors N.V. Curacao from March 2001 until June 2006. In May 2006, Mr. Bekker was appointed Executive Advisor Heavy Lift of Frontline Management AS, an affiliate of Frontline, and in January 2007, he was appointed CEO of Sealift Management B.V. Mr. Bekker held that position until its merger with Dockwise Ltd in May 2007. Mr. Bekker served as a director of Dockwise Ltd. from June 2007 until December 2009. Mr. Bekker has served as a director of Wilh. Wilhelmsen Netherlands B.V., part of the Wilh. Wilhelmsen ASA Group, since July 2003. Mr. Bekker has served as a director of Seadrill since April 2013.

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

Bart Veldhuizen served as the Company's director from January 2013 until his resignation on April 6, 2015. On April 6, 2015, Mr. Veldhuizen became a member of the Managing Board of DVB Bank, responsible for its shipping and offshore finance franchise. Mr. Veldhuizen has been working in the shipping industry since 1994 on both the banking and non-banking side. Mr. Veldhuizen is a founding director in Breakwater Capital Ltd. Breakwater Capital is an investment and advisory company in London focusing on the maritime industry. Mr. Veldhuizen is also a director of Golar LNG Partners LP. From August 2007 until October 2011, he was the Managing Director & Head of Shipping of Lloyds Banking. In this capacity, Mr. Veldhuizen managed the combined Lloyds Bank and Bank of Scotland’s USD 16 billion shipping loan and lease portfolio. He started his career with Van Ommeren Shipping, a Dutch public shipping & storage company after which he joined DVB bank as a shipping banker working in both Rotterdam and Piraeus. In 2000, he joined Smit International, a publicly listed Maritime service provider active in salvage, marine contracting and harbour towage. After working for Smit in both Greece and Singapore, Mr. Veldhuizen returned to the Netherlands in August 2003 to work with NIBC Bank, a Dutch based merchant bank. Mr. Veldhuizen holds a degree in Business Economics from the Erasmus University in Rotterdam, the Netherlands.

Tony Curry was appointed to the Company's board of directors in April 2013. Mr. Curry also serves on the conflicts committee of the Company’s board of directors. Mr. Curry retired from Shell in May 2009 having spent 40 years in Shell Shipping. For the last 12 years of his employment with Shell Shipping Mr. Curry was the Time Charter & Sale and Purchase Manager. Prior to this Mr. Curry spent seven years in Shell Western Services, Nassau, Bahamas as the Oil Freight Manager. Mr. Curry was a Director of Frontline Ltd from October 2009 to April 2013.

Keith MacDonald was appointed to the Company’s board of directors in October 2014. Mr. MacDonald also serves on the audit and conflicts committees of the Company's board of directors. Mr. MacDonald has over 30 years of experience in asset finance as an adviser, banker and independent board director. From 2009 to 2013 he was Global Head of Structured Corporate Finance for Lloyds Banking Group which included the Shipping and other asset finance operations of the Bank. Prior to Lloyds he held a number of senior roles for Citibank from 1990 to 2006 culminating in being Asia-Pacific Head of Structured Corporate Finance based in Hong Kong and was extensively involved in the Bank’s ship finance activities for the Asian market. From 2006 to 2009 he was a Founding Partner of Manresa Partners, a London-based Corporate Finance boutique that specialized in cross-border asset financing. Mr. MacDonald currently acts as an adviser to a number of companies and financial institutions. He is also an Independent Director of two asset finance entities, AABS Limited and RISE Limited and is a Non-Executive Director of First Derivatives plc, a financial technology company listed in London and Dublin. He is a graduate of the National University of Ireland, a Fellow of the Institute of Chartered Accountants in Ireland and a member of the Institute of Directors.
Executive Officers
The Company currently does not employ any of the Company's executive officers and relies solely on Seadrill Management to provide the Company with personnel who perform executive officer services for the Company's benefit pursuant to the management and administrative services agreements and who are responsible for the Company's day-to-day management subject to the direction of the Company's board of directors. Seadrill Management also provides certain advisory, technical management services to the Company’s fleet and administrative services to the Company pursuant to the management and administrative services agreement. The following table provides information about each of the personnel of Seadrill Management who perform executive officer services for us. The business address for the Company's executive officers is 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom.

Name	Age	Position
Graham Robjohns	50	Chief Executive Officer and Director
Rune Magnus Lundetræ (1)	38	Chief Financial Officer
(1) Rune Magnus Lundetræ will step down as Chief Financial Officer as of 30 June 2015.
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
Executive Compensation
The Company did not pay any compensation to its directors or officers nor did it accrue any obligations with respect to management incentive or retirement benefits for periods prior to the Company's IPO. Under the management and administrative services agreements, the Company is obligated to reimburse Seadrill Management for their reasonable costs and expenses incurred in connection with the provision of executive officer and other administrative services to us. In addition, the Company is obligated to pay Seadrill Management a management fee equal to 5% of the costs and expenses incurred on the Company's behalf. For the year ended December 31, 2014, the Company incurred total costs, expenses and fees under these agreements of approximately $0.8 million. The amount of the Company's reimbursement to Seadrill Management for the time of the Company's officers depends on an estimate of the percentage of time the Company's officers spend on the Company's business and is based upon a percentage of the salary and benefits Seadrill Management, as applicable, pays to such officers. Seadrill Management Ltd. provides for the compensation of Mr. Lundetræ and Mr. Robjohns in accordance with its own policies and procedures. The Company does not pay any additional compensation to the Company's officers. Officers and employees of affiliates of Seadrill may participate in employee benefit plans and arrangements sponsored by Seadrill or its affiliates, including plans that may be established in the future. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administrative Services Agreements.”

Compensation of Directors
The Company's officers or officers of Seadrill who also serve as the Company's directors receive additional compensation for their service as directors. Additionally the Company's directors receive compensation for their service as directors and members of the audit committee and conflicts committee receive additional compensation for their services on these committees. During the year ended December 31, 2014, the Company's directors received aggregate compensation for services of $0.3 million. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by the Company for actions associated with being a director to the extent permitted under Marshall Islands law.

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
The Company's current board of directors consists of six members: Kate Blankenship, Graham Robjohns, Bert Bekker, Harald Thorstein, Tony Curry, and Keith MacDonald. On April 6, 2015, Mr. Bart Veldhuizen resigned from the board. The Company's board has determined that each of Mrs. Blankenship, Mr. Bekker, Mr. Curry and Mr. MacDonald satisfies the independence standards established by The New York Stock Exchange, or NYSE, and Rule 10A-3 of the Exchange Act as applicable to the Company. The Company's board currently consists of six members, three of whom were appointed by the Seadrill Member in its sole discretion and three of whom were elected by its common unitholders. The directors appointed by the Seadrill Member, Kate Blankenship, Graham Robjohns and Keith MacDonald, will serve as directors for terms determined by the Seadrill Member. Directors elected by its common unitholders are divided into three classes serving staggered three-year terms. Harald Thorstein, Bert Bekker and Tony Curry were elected by the Company's common unitholders. Harald Thorstein is designated as the Class I elected director and will serve until the Company's annual meeting of unitholders in 2017, Bert Bekker is designated as the Class II elected director and will serve until the Company's annual meeting of unitholders in 2015, and Tony Curry is designated as the Company's Class III elected director and will serve until the Company's annual meeting of unitholders in 2016. Mr. Bart Veldhuizen was elected as a Class III elected director. The remaining elected directors are entitled to appoint a replacement director to serve the remainder of Mr. Veldhuizen's term. At each annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by the Company's common unitholders will be nominated by the board of directors or by any member or group of members that holds at least 10% of the outstanding common units.

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
Committees
The Company has an audit committee that, among other things, reviews the Company's external financial reporting, engages external auditors and oversees its internal audit activities and procedures and the adequacy of its internal accounting controls. The Company's audit committee is currently composed of three directors, Kate Blankenship, Bert Bekker and Keith MacDonald. The Company's board has determined that each of Ms. Blankenship, Mr. Bekker and Mr. MacDonald satisfies the independence standards established by the NYSE. Ms. Blankenship qualifies as an “audit committee expert” for purposes of SEC rules and regulations.

The Company also has a conflicts committee composed of two members of its board of directors. The conflicts committee is available at the board’s discretion to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to the Company. The members of the conflicts committee may not be officers or employees of the Company or directors, officers or employees of the Seadrill Member or its affiliates, and must meet the independence standards established by the NYSE to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to the Company, approved by all of its members, and not a breach by its directors, the Seadrill Member or its affiliates of any duties any of them may owe the Company or its unitholders. The current members of the Company's conflicts committee are Tony Curry and Keith MacDonald.
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
As of December 31, 2014, approximately 1,638 offshore staff served on the Company’s offshore drilling units and approximately 68 staff served onshore in technical, commercial and administrative roles in various countries. Certain subsidiaries of Seadrill provide onshore advisory, operational and administrative support to the Company’s operating subsidiaries pursuant to service agreements. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Advisory, Technical and Administrative Services Agreements,” “Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administrative Services Agreements”.
Some of Seadrill’s employees that provide services for the Company and the Company’s contracted labor are represented by collective bargaining agreements. Some of these agreements require the contribution of certain amounts to retirement funds and pension plans and special procedures for the dismissal of employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs for the Company, other increased costs or increased operating restrictions that could adversely affect its financial performance. Seadrill considers its relationships with the various unions as stable, productive and professional.

E.     Unit Ownership
See Item 7 “Major Unitholders and Related Party Transactions—Major Unitholders.”

Item 7.         Major Unitholders and Related Party Transactions

A.     Major Unitholders
The following table sets forth the beneficial ownership of units of Seadrill Partners LLC owned by beneficial owners of 5% or more of the units, and its directors and executive officers as of April 16, 2015:

Name of Beneficial Owner	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially Owned
	Number	Percent	Number	Percent
Seadrill Limited (1)	26,275,750	34.9%	16,543,350	100.0%	46.6%
OppenheimerFunds, Inc. and Oppenheimer SteelPath MLP Alpha Fund (2)	13,586,222	18.0%	—	—%	14.8%
Goldman Sachs Asset Management (3)	6,766,024	9.0%	—	—%	7.4%
Graham Robjohns (Chief Executive Officer and Director)	*	*	—	—%	*
Rune Magnus Lundetræ (Chief Financial Officer)	*	*	—	—%	*
Bert Bekker (Director)	—	—%	—	—%	—
Kate Blankenship (Director)	—	—%	—	—%	—
Harald Thorstein (Director)	—	—%	—	—%	—
Tony Curry (Director)	—	—%	—	—%	—
Keith MacDonald (Director)	*	*	—	—%	—
All directors and executive officers as a group (7 persons)	*	*	—	—%	*
 * Less than 1%.

(1)
Seadrill’s principal shareholder is Hemen Holdings Limited. Hemen Holding Limited, a Cyprus Holding Company, and other related companies which are collectively referred to herein as Hemen, the shares of which are held in trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 119,097,583 shares, or 24.2%, of the common stock of Seadrill, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen. In addition to the holdings of shares above, as of March 31, 2015, Hemen is party to Total Return Swap agreements relating to 3,900,000 of Seadrill’s common shares.

(2)
Oppenheimer Funds, Inc. has shared voting power and shared dispositive power as to 13,586,222 common units, which represents 18.0% of the common units outstanding and 14.8% of the common and subordinated units outstanding. Oppenheimer SteelPath MLP Alpha Fund has shared voting power and shared dispositive power as to 7,398,374 common units, which represents 9.8% of the common units outstanding and 8.1% of the common and subordinated units outstanding. This information is based solely on the Schedule 13G/A filed by Oppenheimer Funds, Inc. and Oppenheimer SteelPath MLP  Alpha Fund on February 10, 2015.

(3)
Goldman Sachs Asset Management, L.P. and Goldman Sachs Asset Management LP and GS Investment Strategies, LLC (collectively, “Goldman Sachs Asset Management”) have shared voting power and shared dispositive power as to 6,766,024 common units. This information is based solely on the Schedule 13G/A filed by Goldman Sachs Asset Management on February 12, 2015.

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

B.     Related Party Transactions
From time to time the Company has entered into agreements and have consummated transactions with certain related parties. The Company may enter into related party transactions from time to time in the future. In connection with the Company's IPO, the Company established a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions. The related party transactions that the Company has entered into or were party to during the years ended December 31, 2014 and 2013 are discussed below.

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

Seadrill T-16 Ltd. and Seadrill International Ltd. are each party to a bareboat charter agreement with Seadrill UK Ltd. Under this arrangement, the difference in the charter hire rate between the two charters is retained by Seadrill UK Ltd., in the amount of approximately $770 per day.

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

In connection with the acquisitions, Seadrill Capricorn Holdings LLC and Seadrill Leo Ltd each entered into related party loan agreements with Seadrill in the amount of approximately $220.1 million and $485.5 million, respectively, corresponding to the aggregate principal amount outstanding under Seadrill's rig financing facilities allocable to the West Sirius and the West Leo, respectively. Pursuant to the related party loan agreements, Seadrill Capricorn Holdings LLC and Seadrill Leo Ltd could make payments of principal and interest directly to the lenders under each rig financing facility on Seadrill's behalf or to Seadrill, corresponding to payments of principal and interest due under such rig financing facility that were allocable to the West Sirius and the West Leo, respectively. The rig financing facility relating to the West Sirius bore interest at a rate of LIBOR plus 3.31%. The rig financing facility relating to the West Leo bore interest at a rate of LIBOR plus 2.25% to 5.0%. These loans were repaid in full in February 2014. See Item 5B. “Liquidity and Capital Resources-Borrowing Activities-Senior Secured Credit Facilities.”

West Auriga Acquisition
On March 24, 2014, Seadrill Capricorn Holdings LLC completed the acquisition from Seadrill all of the ownership interests in each of Seadrill Auriga Hungary Kft., a Hungarian company which owns the drillship, the West Auriga, and Seadrill Gulf Operations Auriga LLC, a Delaware limited liability company which operates the West Auriga. The Auriga Acquisition was accomplished through a series of purchases and contributions. As a result of these transactions, the Company acquired a 51% indirect interest in the ownership and operations of the West Auriga, pursuant to a Contribution, Purchase and Sale Agreement, dated as of March 11, 2014, by and among the Company, Seadrill, Seadrill Capricorn Holdings LLC and Seadrill Americas Inc.
The implied purchase price of the Auriga Acquisition was $1.24 billion. The Company's portion of the purchase price for the Auriga Acquisition, after debt financing at the OPCO level, was $355.4 million. In addition, Seadrill Capricorn Holdings LLC financed $100.0 million of the purchase price by issuing a zero coupon limited recourse discount note to Seadrill that matures in September 2015. Upon maturity of such note, Seadrill Capricorn Holdings LLC will repay $103.7 million to Seadrill. Seadrill Auriga Hungary Kft. is a borrower under the $1.45 billion credit facility (the “Auriga Facility”) used to finance the West Auriga, and under which its obligations are secured by the West Auriga. As of the closing date of the Auriga Acquisition, Seadrill Auriga Hungary Kft owed $443.1 million in principal under the Auriga Facility. Seadrill Auriga Hungary’s liability to repay debt under the Auriga Facility that relates to the other rigs owned by Seadrill remained. However, Seadrill agreed to indemnify the Company, Seadrill Capricorn Holdings LLC and Seadrill Auriga Hungary Kft. against any liability they may incur under the Auriga Facility in respect of such debt. The liabilities relating to the Company under the Auriga Facility were subsequently extinguished when the facility was repaid in June 2014, refer to "Item 5B. Liquidity and Capital Resources-"
In order to fund the Company's portion of the purchase price of the Auriga Acquisition, on March 17, 2014, the Company sold an aggregate of (i) 11,960,000 common units to the public at a price of $30.60 per unit and (ii) 1,633,987 common units to Seadrill at a price of $30.60 per unit, pursuant to a Unit Purchase Agreement, dated March 12, 2014, between the Company and Seadrill.

Acquisition of Additional Limited Partner Interest in Seadrill Operating LP
On July 21, 2014, the Company completed the purchase of an additional 28% limited partner interest in Seadrill Operating LP, an existing controlled subsidiary of the Company, from Seadrill for $372.8 million, pursuant to a Limited Partner Interest Purchase Agreement, dated as of July 17, 2014, between the Company and Seadrill. As a result of this acquisition, the Company’s limited partner interest in Seadrill Operating LP increased from 30% to 58%. Seadrill Operating LP is already a controlled subsidiary of the Company and therefore this has been accounted for as an equity transaction.

West Vela Acquisition
On November 4, 2014, the Company’s 51% owned subsidiary, Seadrill Capricorn Holdings LLC, completed the purchase oownership interests in each of Seadrill Vela Hungary Kft, a Hungarian company which owns the drillship, the West Vela, and Seadrill Gulf Operations Vela LLC a Delaware limited liability company which operates the West Vela, pursuant to a Contribution, Purchase and Sale Agreement, dated as of November 4, 2014, by and among Seadrill, the Company, Seadrill Capricorn Holdings LLC and Seadrill Americas Inc. The Vela Acquisition was accomplished through a series of purchases and contributions. As a result of these transactions, the Company acquired a 51% indirect interest in the ownership and operations of the West Auriga.
The implied initial purchase price was $900.0 million. Seadrill Vela Hungary Kft. is a borrower under the $1.45 billion credit facility (the “Vela Facility”) used to finance the West Vela, and under which its obligations are secured by the West Vela. As of the closing date of the Vela Acquisition, Seadrill Vela Hungary Kft owed $433.1 million in principal under the Vela Facility. Seadrill Vela Hungary’s liability to repay debt under the Vela Facility that relates to the other rigs owned by Seadrill and financed under the Vela Facility remains. However, Seadrill has agreed to indemnify us, Seadrill Capricorn Holdings LLC and Seadrill Vela Hungary Kft. against any liability we may incur under the Vela Facility in respect of such debt.
As part of the agreement Seadrill Capricorn Holdings LLC also has an obligation to pay $44,000 per day for the West Vela's current contract with BP which expires in November 2020. In addition the Company will pay contingent consideration of up to $40,000 per day for the remainder of the BP contract, depending on the actual amount of contract revenue received from BP per day. The total consideration thus included deferred consideration payable to Seadrill of $73.7 million and contingent consideration of $65.7 million. The purchase price was subsequently adjusted by a working capital adjustment of $6.0 million.

Interest Rate Swaps
As of December 31, 2014, the Company was party to interest rate swap agreements with Seadrill for a combined outstanding principal amount of approximately $690.1 million at rates between 1.10% per annum and 1.93% per annum. The swap agreements mature between July 2018 and December 2020. The net loss recognized on the Company’s interest rate swaps for the year ended December 31, 2014, was $41.6 million. See Item 11 ”Quantitative and Qualitative Disclosures About Market Risk-Interest Rate Risks.”

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

Omnibus Agreement
At the closing of the Company's IPO, the Company and OPCO entered into an omnibus agreement with Seadrill, the Seadrill Member and certain of the Company's other subsidiaries. The following discussion describes certain provisions of the omnibus agreement.
Noncompetition
Under the omnibus agreement, Seadrill agreed, and caused its controlled affiliates (other than the Company and the Seadrill Member) to agree, not to acquire, own, operate or contract for any drilling rig operating under a contract for five or more years. For purposes of the omnibus agreement, the term drilling rigs refers only to semi-submersibles, drillships and tender rigs. The Company refers to these drilling rigs, together with any related contracts, as “Five-Year Drilling Rigs” and to all other drilling rigs, together with any related contracts, as “Non-Five-Year Drilling Rigs.” The restrictions in this paragraph do not prevent Seadrill or any of its controlled affiliates (including us and its subsidiaries) from:

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

(9)	owning or operating a Five-Year Drilling Rig that Seadrill owned and operated as of October 24, 2012, and that was not included in the Company’s initial fleet; or

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

•	Financing: assistance in all matters relevant to the financing of its activities, including the identification of sources of potential financing and negotiation of financing arrangements;

•	Insurance: assistance in arranging to insure the Company’s drilling units and other necessary insurance and assistance in management of insurance claims;

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

•	Disputes: assistance in the prosecution or defense of any and all legal proceedings by or against us;

•	Marketing Services: assistance in the marketing of the Company’s drilling units; and

•	General Administrative Services: any general administrative services as the Company may require.
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
Advisory, Technical and Administrative Services Agreements
Each of the Company’s operating subsidiaries have entered into certain advisory, technical and/or administrative services agreements with subsidiaries of Seadrill, pursuant to which such subsidiaries provide advisory, technical and administrative services. Each quarter, the Company’s subsidiaries will reimburse such Seadrill subsidiaries for their reasonable costs and expenses incurred in connection with the provision of these services. In addition, the Company’s subsidiaries will pay to such Seadrill subsidiaries a service fee equal to approximately 5% of their costs and expenses incurred in connection with providing services to the Company’s subsidiaries for the quarter. Amounts payable under advisory, technical and administrative services agreements must be paid within 30 days after such Seadrill subsidiary submits to the applicable subsidiary an invoice for such fees, costs and expenses, together with any supporting detail that may be reasonably required. Such services include:

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
Under the advisory, technical and administrative services agreements, the Company’s operating subsidiaries have agreed to indemnify certain affiliates of Seadrill and their officers, employees, agents and sub-contractors against all actions which may be brought against them under the advisory, technical and administrative services agreements; provided, however that such indemnity excludes losses which may be caused by or due to the fraud, gross negligence or willful misconduct of Seadrill Management or its officers, employees, agents and sub-contractors. Except for losses that are caused by or due to the fraud of Seadrill Management or its officers, employees, agents and sub-contractors, in no event shall such affiliates of Seadrill’s liability to us exceed ten times the annual services fee.
Operating Agreements for Seadrill Operating LP and Seadrill Capricorn Holdings LLC
The Company's wholly-owned subsidiary, Seadrill Operating GP LLC, and Seadrill have entered into an agreement of limited partnership of Seadrill Operating LP. This agreement governs the ownership and management of Seadrill Operating LP, designates Seadrill Operating GP LLC as the general partner of Seadrill Operating LP, and provides for quarterly distributions of available cash to its partners, as determined by us as the sole member of the general partner of Seadrill Operating LP. Seadrill owns 42% of the limited partner interests in Seadrill Operating LP and the Company owns 58% of such interests.
The Company owns 51% of the limited liability company interests in Seadrill Capricorn Holdings LLC and controls its operations and activities. Seadrill owns 49% of the limited liability company interests. The limited liability company agreement that governs the ownership and management of Seadrill Capricorn Holdings LLC provides for quarterly distributions of available cash to its members, as determined by us as its controlling member.
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

Rig Financing Agreements
Seadrill financed the construction of the drilling units in the Company’s fleet with borrowings under third party credit facilities. In connection with the Company's IPO and subsequent acquisitions from Seadrill, Seadrill amended and restated the various third party facilities to allow for the transfer of the respective drilling units to OPCO and to provide for OPCO and its subsidiaries that, directly or indirectly, own the drilling units to guarantee the obligations under the facilities. In September 2012, each of OPCO’s subsidiaries that owns the West Capricorn, West Vencedor, West Aquarius, and West Capella, or the rig owning subsidiaries, entered into intercompany loan agreements with Seadrill in the amount of approximately $522.5 million, $115.2 million, $304.6 million and $295.3 million respectively, corresponding to the aggregate principal amount outstanding under the facilities allocable to the West Capricorn, West Vencedor, West Aquarius, and West Capella respectively. During 2013, the rig owning companies of the T15, T16, West Leo and West Sirius entered into intercompany loan agreements with Seadrill in the amount of approximately $100.5 million, $93.1 million, $485.5 million and $220.1 million respectively, corresponding to the aggregate principal amount outstanding under the facilities allocable to the T15, T16, West Leo and West Sirius, respectively. Pursuant to these intercompany loan agreements, each rig owning subsidiary can make payments of principal and interest to Seadrill or directly to the third party lenders under each facility.

The senior secured credit facility relating the West Vencedor was repaid in full by Seadrill in June 2014, and subsequently the intercompany loan between Seadrill Vencedor Ltd. and Seadrill was amended to carry on this facility on the same terms as the West Vencedor Facility, referred to as the West Vencedor Loan Agreement. The West Vencedor Loan Agreement was scheduled to mature in June 2015. On April 14, 2015, the West Vencedor Loan Agreement was amended and the maturity was extended to June 25, 2018. Please read Note 19 of the Company’s Consolidated and Combined Carve-Out Financial Statements.

The Company refers to the T15 and T16 facilities, and, prior to their repayment and refinancing in February and June 2014, the West Capella, West Aquarius, West Sirius, West Leo and West Capricorn facilities, collectively, as the Rig Financing Agreements.

For a more detailed description of the Rig Financing Agreements and related intercompany loan agreements, please read Item 5 “Operating Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities—Rig Financing Agreements.”

West Aquarius Bareboat Charters
In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of OPCO, necessitating certain changes to the inter-company contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius and a wholly-owned subsidiary of OPCO, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. The net effect to OPCO of these bareboat charter arrangements is a reduction in revenue of $25,500 per day, but due to the downtime of the rig during 2014 the total effect was a benefit to revenue of $26.4 million for 2014.

C.     Interests of Experts and Counsel
Not applicable.

Item 8.         Financial Information

A.     Consolidated Statements and Other Financial Information
Please see Item 18—Financial Statements below for additional information required to be disclosed under this item.
Legal Proceedings
From time to time the Company has been, and expects that in the future it will be, subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company. Please also see Note 16 on Commitments and Contingencies to the audited Consolidated and Combined Carve-Out Financial Statements included elsewhere in this annual report.
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

•
The Company's ability to make cash distributions will be limited by restrictions on distributions under its financing agreements. The Company’s financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If the Company is unable to satisfy the restrictions included in any of its financing agreements or is otherwise in default under any of those agreements, it could have a material adverse effect on the Company's ability to make cash distributions to its unitholders, notwithstanding the Company's stated cash distribution policy. These financial tests and covenants are described in this annual report in Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities.”

•
The Company will be required to make substantial capital expenditures to maintain and replace its fleet. These expenditures may fluctuate significantly over time, particularly as drilling units near the end of their useful lives. In order to minimize these fluctuations, the Company is required to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that the Company would otherwise have available for distribution to the Company's unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•
Although the Company's operating agreement requires the Company to distribute all of the Company's available cash, the Company's operating agreement, including provisions requiring the Company to make cash distributions, may be amended. During the subordination period, with certain exceptions, the Company's operating agreement may not be amended without the approval of a majority of the units held by non-affiliated common unitholders. After the subordination period has ended, the Company's operating agreement can be amended with the approval of a majority of the outstanding common units, including those held by Seadrill. As of March 31, 2015, Seadrill owns approximately 34.9% of the Company's common units and all of the Company's subordinated units.

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

The Company's ability to make distributions to the Company's unitholders depends on the performance of the Company's controlled affiliates, including OPCO, and their ability to distribute cash to us. The Company's interests in OPCO represent the Company's only cash-generating assets. The ability of the Company's controlled affiliates, including OPCO, to make distributions to the Company may be restricted by, among other things, the provisions of existing and future indebtedness, applicable limited partnership and limited liability company laws and other laws and regulations.
Minimum Quarterly Distribution
Common unitholders are entitled under the Company's operating agreement to receive a quarterly distribution of $0.3875 per unit, or $1.55 per unit per year, prior to any distribution on the subordinated units and to the extent the Company has sufficient cash on hand to pay the distribution, after establishment of cash reserves and payment of fees and expenses. There is no guarantee that the Company will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if the Company's cash distribution policy is not modified or revoked, the amount of distributions paid under the Company's policy and the decision to make any distribution is determined by the Company's board of directors, taking into consideration the terms of the Company's operating agreement. The Company will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default then exists under the Company's financing agreements. Please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the restrictions contained in the Company's credit facilities and lease arrangements that may restrict the Company's ability to make distributions.

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

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	Holders of IDRs
Minimum Quarterly Distribution	$0.3875	100%	—%
First Target Distribution	up to $0.4456	100%	—%
Second Target Distribution	above $0.4456 up to $0.4844	85%	15%
Third Target Distribution	above $0.4844 up to $0.5813	75%	25%
Thereafter	above $0.5813	50%	50%
Quarterly distributions
The table below sets out the quarterly distributions declared and paid to unitholders since December 31, 2013.

	Amount declared and paid per unit ($)		Amount declared and paid ($ in millions)
Period in respect of:	Common units	Subordinated units	Common units	Subordinated units	Incentive distribution rights	Total
2013 Q4	0.4450	0.4450	19.76	7.36	—	27.12
2014 Q1	0.5075	0.5075	29.43	8.40	1.08	38.91
2014 Q2	0.5425	0.5425	36.50	8.97	2.20	47.67
2014 Q3	0.5525	0.5525	41.59	9.14	2.71	53.44
2014 Q4 (1)	0.5675	0.5675	42.72	9.39	3.17	55.28

(1) This cash distribution was paid on February 13, 2015 to all unitholders of record as of the close of business on February 6, 2015.

B.     Significant Changes
Not applicable.

Item 9.         The Offer and Listing

A.     Offer and Listing Details
The high and low sales prices of the Company's common units as reported by the New York Stock Exchange, for the years, quarters and months indicated, are as follows:

Year Ended	High	Low
December 31, 2014	$35.10	$14.57
December 31, 2013	$33.68	$25.65

Quarter Ended	High	Low
March 31, 2015	$17.24	$11.75
December 31, 2014	$31.04	$14.57
September 30, 2014	$35.10	$30.34
June 30, 2014	$33.70	$28.84
March 31, 2014	$32.95	$29.25
December 31, 2013	$33.68	$29.50

Month Ended	High	Low
April 20, 2015 (1)	$13.30	$12.25
March 31, 2015	$15.13	$11.75
February 28, 2015	$16.86	$13.97
January 31, 2015	$17.24	$13.29
December 31, 2014	$19.12	$14.57
November 30, 2014	$24.44	$16.92
October 31, 2014	$31.04	$25.15

(1) Includes the period from April 1, 2015 through April 20, 2015.

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

(13)
Amended and Restated US$275,000,000 Senior Secured Term Loan Facility Agreement dated October 10, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein, as guarantors, as the banks and financial institutions named therein as lenders, dated October 10, 2012. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Rig Financing Agreements.”

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

(45)
Administrative, Technical and Advisory Agreement, effective as of February 15, 2013, between Seadrill Americas Inc. and Seadrill Gulf Operations Vela LLC. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-Advisory, Technical and Administrative Services Agreements.”

(46)
Limited Partner Interest Purchase Agreement, dated as of July 17, 2014, between Seadrill Limited and Seadrill Partners LLC. Pursuant to this agreement, the Company purchased an additional 28% limited partner interest in Seadrill Operating LP. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-Acquisition of additional limited partner interest in Seadrill Operating LP”.

(47)
Contribution, Purchase and Sale Agreement, dated November 4, 2014, by and among Seadrill Limited, Seadrill Partners LLC, Seadrill Capricorn Holdings LLC and Seadrill Americas Inc. Pursuant to this agreement, Seadrill Capricorn Holdings LLC acquired the entities that own and operate the West Vela. See Item 7 ”Major Unitholders and Related Party Transactions-Related Party Transactions-West Vela Acquisition.”

(48)
Second Amended and Restated $1,450 Million Senior Secured Credit Facility Agreement, dated as of November 4, 2014, among Seadrill Tellus Ltd. and Seadrill Vela Hungary Kft., as Borrowers, Seadrill Limited, as Parent, the guarantors party thereto, ING Bank N.V., as Agent, the lenders party thereto and the other parties thereto. See Item 5B “Liquidity and Capital Resources-Borrowing Activities-Senior Secured Credit Facilities.”

(49)
Amendment to the Loan Agreement between Seadrill Limited and Seadrill Vencedor Limited dated August 28, 2014. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Rig Financing Agreements.”

(50)
Second Amendment to the Loan Agreement between Seadrill Limited and Seadrill Vencedor Limited dated April 14, 2015. See Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Rig Financing Agreements.”

(51)
On Demand and Guarantee and Indemnity, dated November 4, 2014, between Seadrill Partners LLC and ING Bank N.V. Pursuant to this agreement, Seadrill Partners LLC has guaranteed the obligations of Seadrill Vela Hungary Kft. under the $1,450 Million Senior Secured Credit Facility Agreement, dated as of November 4, 2014, among Seadrill Tellus Ltd. and Seadrill Vela Hungary Kft., as Borrowers, Seadrill Limited, as Parent, the guarantors party thereto, ING Bank N.V., as Agent, the lenders party thereto and the other parties thereto, in an amount up to $497.5 million plus interest and costs.

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
The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who will hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. Dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds the Company's common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the Company's common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of the Company's common units.
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

Distributions
Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by the Company with respect to the Company's common units generally will constitute dividends, to the extent of the Company's current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company's earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and, thereafter, as capital gain. U.S. Holders that are corporations generally will not be entitled to claim dividends received deductions with respect to distributions they receive from the Company because the Company is not a U.S. corporation. Dividends received with respect to the Company's common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to the Company's common units, by a U.S. Holder that is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income,” which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (i) the Company's common units are readily tradable on an established securities market in the United States (such as The New York Stock Exchange on which the Company's common units are traded); (ii) the Company is not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be, as discussed below under “PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121 days period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.
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

PFIC Status and Significant Tax Consequences
Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held the Company's units, either:

•
at least 75% of the Company's gross income (including the gross income of the Company's drilling unit owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or

•
at least 50% of the average value of the assets held by the Company (including the assets of the Company's drilling unit owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless the Company was treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.
Based on the Company's current and projected method of operation, the Company believes that the Company was not a PFIC for the Company's 2014 taxable year, and the Company expects that the Company will not be treated as a PFIC for the current or any future taxable year. The Company expects that more than 25% of the Company's gross income for the Company's 2014 taxable year arose and for the current and each future year will arise from such drilling contracts or other income that the Company believes should not constitute passive income, and more than 50% of the average value of the Company's assets for each such year will be held for the production of such nonpassive income. Assuming the composition of the Company's income and assets is consistent with these expectations, the Company believes that the Company should not be a PFIC for the Company's 2014 taxable year or the Company's current or any future year.

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
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.
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
Marshall Islands Tax Consequences
The following discussion is based upon the opinion of Watson, Farley & Williams LLP, the Company's counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.
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
The discussion that follows is based upon existing U.K. legislation and current H.M. Revenue & Customs practice as of April 16, 2015, both of which may change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences of unit ownership described below.
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
Interest Rate Risks
The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company’s objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are used to repay revolving credit tranches, or placed in accounts and deposits with reputable financial institutions in order to maximize returns, while providing the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.
As of December 31, 2014, the Company was party to interest rate swap agreements with Seadrill for a combined outstanding principal amount of approximately $690.1 million at rates between 1.10% per annum and 1.93% per annum. The swap agreements mature between July 2018 and December 2020. The net loss recognized on the Company's interest rate swaps for the year ended December 31, 2014, was $41.6 million.
As of December 31, 2014, the Company was party to interest rate swap agreements with external counterparties for a combined outstanding principal amount of approximately $2,881.7 million at an average rate of 2.49% per annum. The swap agreements mature in February 2021. The net loss recognized on the Company's interest rate swaps for the year ended December 31, 2014, was $83.3 million.
As of December 31, 2014, the Company's exposure to floating interest rate fluctuations on the Company's outstanding debt (including related party debt agreements) was $78.6 million, compared with $7.2 million as of December 31, 2013. An increase or decrease in short-term interest rates of 100 bps would thus increase or decrease, respectively, the Company's interest expense by approximately $0.8 million on an annual basis as of December 31, 2014, as compared to $0.1 million in 2013.
The fair values of the Company's interest rate swap agreements as of December 31, 2014 and 2013 were as follows:

	December 31, 2014		December 31, 2013
(In millions of US dollars)	Outstanding principal	Fair Value	Outstanding Principal	Fair Value
Related party receivables (payables) - interest rate swap agreements	$690.1	$6.0	$2,067.8	$42.4
Other current assets (liabilities) - interest rate swap agreements	$2,881.7	$(56.1)	$—	$—
For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2014, please read Note 15 of the Consolidated and Combined Carve-Out Financial Statements included elsewhere in this annual report.

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
The Company is exposed to some extent in respect of the West Vencedor, which receives approximately 30% of its dayrate in Euros. In addition, the Company receives 10% of the West Capella’s revenues in Nigerian Naira. There is a natural hedge of exposure to Nigerian Naira as a portion of the Company's operating costs are denominated in Nigerian Naira. A 10% appreciation or depreciation in the exchange rate of Euros against the U.S. Dollar would increase or decrease the Company’s revenue by $2.0 million. Due to the operations of the West Acquarius in Canada, a portion of the Company's revenues and expenses denominated in the Canadian Dollar. The impact of a 10% appreciation or depreciation in the exchange rate of Canadian Dollar against the US Dollar would not have a material impact on the Company.
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

The Company does not use foreign currency forward contracts or other derivative instruments related to foreign currency exchange risk.
Retained Risk
Physical Damage Insurance. Seadrill purchases hull and machinery insurance to cover for physical damage to its drilling units and charges the Company for the cost related to the Company’s fleet.
The Company retains the risk for the deductibles relating to physical damage insurance on the Company’s fleet. The deductible is currently a maximum of $5 million per occurrence.
The Company has elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire. The policy covers the 2014 windstorm season from April 1, 2014 to May 1, 2015.The Company is negotiating the renewal of the insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire. If renewed, the policy will cover the 2015 windstorm season from May 1, 2015 to March 31, 2016.
Loss of Hire Insurance. With the exception of T-15 and T-16, Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling units, where such damage is covered under the Seadrill’s physical damage insurance, and charges the Company for the cost related to the Company’s fleet.
The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Company is compensated for loss of revenue are limited to 290 days per event and aggregated per year. The daily indemnity is approximately 75% of the contracted dayrate. The Company retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy.
Protection and Indemnity Insurance. Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims of up to $250 million per event and in the aggregate for the West Vencedor, T-15 and T-16, up to $400 million per event, and in the aggregate for the West Aquarius, West Capella and West Leo, up to $750 million per event and in the aggregate for each of the West Capricorn, West Sirius, West Auriga and West Vela.
The Company retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.
Concentration of Credit Risk
The market for the Company’s services is the offshore oil and gas industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. Ongoing credit evaluations of the Company's customers are performed and generally do not require collateral in the Company's business agreements. Reserves for potential credit losses are maintained when necessary.

Item 12.     Description of Securities Other than Equity Securities
Not applicable.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies
Neither the Company, nor any of its subsidiaries has been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment, or any other material delinquency that was not cured within 30 days.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable

Item 15.     Controls and Procedures

a)    Disclosure Controls and Procedures
Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 (e) of the Exchange Act as of December 31, 2014. Based upon that evaluation the Principal Executive Officer and the Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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
Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control- Integrated Framework (2013).
The Company's management with the participation of the Company's Principal Executive Officer and the Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2014. Based upon that evaluation, management, including the Principal Executive Officer and Principal Financial Officer, concluded that the Company's internal controls over financial reporting are effective as of December 31, 2014.
The effectiveness of the Company's internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

c)     Attestation report of the registered public accounting firm
The independent registered public accounting firm that audited the Consolidated Financial Statements, PricewaterhouseCoopers LLP, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2014, appearing under Item 18, and such report is incorporated herein by reference.

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

Item 16C.     Principal Accountant Fees and Services
The Company's principal accountant for 2014 and 2013 was PricewaterhouseCoopers LLP in the United Kingdom.

Fees Incurred by the Company for PricewaterhouseCoopers LLP’s Services
In 2014, the fees rendered by the Company's principal accountant was as follows:

	2014	2013
Audit Fees	$1,205,808	$933,534
Audit-Related Fees	—	—
Tax Fees	—	15,000
All other fees	—	—
	$1,205,808	$948,534
Audit Fees
Audit fees represent professional services rendered for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
Not applicable.
Tax Fees
Fees for tax services in 2014 and 2013 were not significant.
All Other Fees
Not applicable.
The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by the Company's independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to the Company's principal accountant for all periods in 2014.

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
Independence of Directors
NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is composed of a majority of independent directors. Under Marshall Islands law, the Company is not required to have a board of directors composed of a majority of directors meeting the independence standards described in NYSE rules. Accordingly, the Company's board of directors is not composed of a majority of independent directors. However, the Company's board has determined that each of Mrs. Blankenship, Mr. Bekker,and Mr MacDonald satisfies the independence standards established by The New York Stock Exchange, or NYSE, as applicable to us.
Executive Sessions
The NYSE requires that non-management directors of a listed U.S. company meet regularly in executive sessions without management. The NYSE also requires that all independent directors of a listed U.S. company meet in an executive session at least once a year. As permitted under Marshall Islands law and the Company's limited liability company agreement, the Company's non-management directors do not regularly hold executive sessions without management and the Company does not expect them to do so in the future.

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

Item 16H.     Mine Safety Disclosure
Not applicable.

PART III

Item 17.     Financial Statements
Please refer to Item 18.

Item 18.     Financial Statements
The following financial statements listed below and set forth on pages F-1 through F-39 together with the related report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, are filed as part of this annual report:

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

1.2.1*	Amendment No. 1 to the First Amended and Restated Operating Agreement of Seadrill Partners LLC, dated February 23, 2014
1.3
Amended and Restated Agreement of Limited Partnership of Seadrill Operating LP dated July 21, 2014 (incorporated by reference to Exhibit 10.2 of the registrant’s Current Report on Form 6-K for the month of July, filed on July 21, 2014)

1.4
Limited Liability Company Agreement of Seadrill Operating GP LLC, dated September 27, 2012 (incorporated by reference to Exhibit 1.4 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

1.5
Amended & Restated Limited Liability Company Agreement of Seadrill Capricorn Holdings LLC dated October 18, 2012 (incorporated by reference to Exhibit 1.5 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.1.1
Contribution and Sale Agreement among Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating GP LLC, Seadrill Operating LP, Seadrill Capricorn Holdings LLC, Seadrill Opco Sub LLC, Seadrill Americas Inc., Seadrill Offshore AS, and Seadrill UK Ltd., dated as of October 22, 2012 (incorporated by reference to Exhibit 4.1 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.1.2
Amendment No. 1 to Contribution and Sale Agreement among Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating GP LLC, Seadrill Operating LP, Seadrill Capricorn Holdings LLC, Seadrill Opco Sub LLC, Seadrill Americas Inc., Seadrill Offshore AS, and Seadrill UK Ltd., dated as of June 30, 2013 (incorporated by reference to the Exhibit 10.1 of the registrant’s Report on Form 6-K for the six month period ended June 30, 2013, filed on September 30, 2013)

4.2
Omnibus Agreement among Seadrill Limited, Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating LP, Seadrill Operating GP LLC, and Seadrill Capricorn, dated as of October 24, 2012 (incorporated by reference to Exhibit 4.2 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.3
Management and Administrative Services Agreement with Seadrill Management AS (incorporated by reference to Exhibit 4.3 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.4
Management Services Agreement with Seadrill UK Ltd. (incorporated by reference to Exhibit 4.6 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.5
Advisory, Technical and Administrative Services Agreement with Seadrill Americas, Inc. (incorporated by reference to Exhibit 4.4 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.7.1
Advisory, Technical and Administrative Services Agreement between Seadrill Management AME Ltd and Seadrill Vencedor Ltd. dated January 1, 2012 (incorporated by reference to Exhibit 10.5.1 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.7.2
Advisory, Technical and Administrative Services Agreement between Seadrill Management AME Ltd and Seadrill Deepwater Drillship Ltd. dated January 1, 2012 (incorporated by reference to Exhibit 10.5.2 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.7.3
Administrative, Technical and Advisory Agreement, effective as of January 1, 2012 by and among Seadrill Management AME Ltd. and Seadrill Ghana Operations Ltd., effective as of December 13, 2013, by and among Seadrill Americas Inc. and Seadrill Gulf Operations Sirius LLC (incorporated by reference to the Exhibit 10.4 of the registrant’s Report on Form 6-K for the month of March 2014, filed on March 11, 2014)

4.7.4
Administrative, Technical and Advisory Agreement, effective as of January 1, 2012 by and among Seadrill Management AME Ltd. and Seadrill Ghana Operations Ltd., effective as of December 13, 2013, by and among Seadrill Americas Inc. and Seadrill Gulf Operations Sirius LLC (incorporated by reference to the Exhibit 10.5 of the registrant’s Report on Form 6-K for the month of March 2014, filed on March 11, 2014)

4.7.5
Administrative, Technical and Advisory Agreement, effective as of March 21, 2014 between Seadrill Americas Inc. and Seadrill Gulf Operations Auriga LLC. (incorporated by reference to Exhibit 4.7.5 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014).

4.7.6*	Administrative, Technical and Advisory Agreement, effective as of February 15, 2013, between Seadrill Americas Inc. and Seadrill Gulf Operations Vela LLC
4.8.1
Revolving Agreement between Seadrill Operating LP and Seadrill Capricorn Holdings LLC, as borrowers, and Seadrill Limited, as lender, dated October 24, 2012 (incorporated by reference to Exhibit 4.7 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.8.2
Amended and Restated Revolving Loan Agreement, dated August 31, 2013, among Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC, as borrowers, and Seadrill Limited, as lender (incorporated by reference to the Exhibit 10.1 of the registrant’s Report on Form 6-K for the six month period ended June 30, 2013, filed on September 30, 2013)

4.8.3
Second Amendment to Revolving Loan Agreement, dated March 1, 2014, among Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC, as borrowers, and Seadrill Limited, as lender (incorporated by reference to Exhibit 4.8.3 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014)

4.9
Amended and Restated US$1,500,000,000 Senior Secured Credit Facility Agreement dated October 15, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein as guarantors, and the banks and financial institutions named therein as lenders, dated October 15, 2012 (incorporated by reference to Exhibit 10.9 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.10
Amended and Restated US$1,200,000,000 Senior Secured Credit Facility Agreement dated October10, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein as guarantors, and the banks and financial institutions named therein as lenders, dated October 10, 2012 (incorporated by reference to Exhibit 10.9 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.11.1
Amended and Restated US$275,000,000 Senior Secured Term Loan and Revolving Credit Facility Agreement dated October 10, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein, as guarantors, and the banks and financial institutions named therein as lenders, dated October 10, 2012 (incorporated by reference to Exhibit 10.10.1 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.11.2
Amended and Restated the US$275,000,000 Senior Secured Term Loan Facility Agreement dated October 10, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein, as guarantors, as the banks and financial institutions named therein as lenders, dated October 10, 2012 (incorporated by reference to Exhibit 10.10.2 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.12
Amended and Restated Common Terms Agreement dated October 10, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein as guarantors, DNB Bank ASA as Agent, GIEK Facility Agent and Security Agent and Citibank NA, London Branch as GIEK Agent, dated October 10, 2012 (incorporated by reference to Exhibit 10.11 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.13
Loan Agreement dated September 28, 2012 between Seadrill Limited and Seadrill China Operations Ltd. (incorporated by reference to Exhibit 10.12 of Amendment No. 1 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 5, 2012)

4.14
Loan Agreement dated September 28, 2012 between Seadrill Limited and Seabras Rig Holdco Kft. (incorporated by reference to Exhibit 10.13 of Amendment No. 1 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 5, 2012)

4.15
Loan Agreement dated September 28, 2012 between Seadrill Limited and Seadrill Deepwater Drillship Ltd. (incorporated by reference to Exhibit 10.14 of Amendment No. 1 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 5, 2012)

4.16
Loan Agreement dated September 28, 2012 between Seadrill Limited and Seadrill Vencedor Ltd. (incorporated by reference to Exhibit 10.15 of Amendment No. 1 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 5, 2012)

4.17
US$440,000,000 Secured Credit Facility Agreement dated December 4, 2012 between Seadrill Limited, as borrower, the subsidiaries of Seadrill Limited named therein as guarantors, and the banks and financial institutions named therein as lenders(incorporated by reference to the Exhibit 10.1 of the registrant’s Report on Form 6-K for the six months ended June 30, 2013, filed on September 30, 2013)

4.18
Loan Agreement, dated May 16, 2013, between Seadrill Limited, Seadrill T-15 Ltd., Seadrill Partners Operating LLC and Seadrill International Limited (incorporated by reference to the Exhibit 10.3 of the registrant’s Report on Form 6-K for the six months ended June 30, 2013, filed on September 30, 2013)

4.19
Intercompany Loan Agreement, dated May 16, 2013, between Seadrill Limited, as lender and Seadrill Partners Operating LLC, as borrower (incorporated by reference to the Exhibit 10.4 of the registrant’s Report on Form 6-K for the six months ended June 30, 2013, filed on September 30, 2013)

4.20
Loan Agreement, dated October 11, 2013, by and among Seadrill Limited, Seadrill T-16 Ltd. and Seadrill Partners Operating LLC (incorporated by reference to Exhibit 10.6 of the registrant’s Registration Statement on Form F-3 (File No. 333-192053), filed on November 1, 2013)

4.21
Loan Agreement, dated December 13, 2013 by and among Seadrill Limited and Seadrill Capricorn Holdings (incorporated by reference to the Exhibit 10.2 of the registrant’s Report on Form 6-K for the month of March, filed on March 11, 2014)

4.22
Loan Agreement, dated December 13, 2013 by and among Seadrill Limited, Seadrill Leo Ltd., and Seadrill Operating LP (incorporated by reference to the Exhibit 10.3 of the registrant’s Report on Form 6-K for the month of March, filed on March 11, 2014)

4.23
Promissory Discount Note dated December 13, 2013 by and among Seadrill Partners LLC and Seadrill Limited (incorporated by reference to the Exhibit 10.7 of the registrant’s Report on Form 6-K for the month of March, filed on March 11, 2014)

4.24
Promissory Discount Note dated December 13, 2013 by and among Seadrill Capricorn Holdings LLC and Seadrill Limited (incorporated by reference to the Exhibit 10.7 of the registrant’s Report on Form 6-K for the month of March, filed on March 11, 2014)

4.25
Amended and Restated Credit Agreement dated as of June 26, 2014, among Seadrill Operating LP, Seadrill Partners Finco LLC, Seadrill Capricorn Holdings LLC, various lenders and Deutsche Bank AG New York Branch, as Administrative Agent and Collateral Agent (incorporated by reference to the Exhibit 10.1 of the registrant’s Report on Form 6-K for the month of June, filed on June 30, 2014)

4.26
Bareboat Charter Agreement between Seadrill Offshore AS and Seadrill Canada Ltd. dated October 5, 2012 (incorporated by reference to Exhibit 10.16 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.27
Bareboat Charter Agreements between Seadrill China Operations Ltd. and Seadrill Offshore AS dated October 5, 2012 (incorporated by reference to Exhibit 10.17 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.28
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill T-15 Ltd. and Seadrill UK Ltd. (incorporated by reference to Exhibit 10.1 of Amendment No. 3 to the registrant’s Registration Statement on Form F-3 (File No. 333-192053), filed on November 1, 2013)

4.29
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill T-16 Ltd. and Seadrill UK Ltd. (incorporated by reference to Exhibit 10.2 of the registrant’s Registration Statement on Form F-3 (File No. 333-192053), filed on November 1, 2013)

4.30
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill International Ltd. and Seadrill UK Ltd., relating to the T-15 (incorporated by reference to Exhibit 10.3 of the registrant’s Registration Statement on Form F-3 (File No. 333-192053), filed on November 1, 2013)

4.31
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill International Ltd. and Seadrill UK Ltd., relating to the T-16 (incorporated by reference to Exhibit 10.2 of the registrant’s Registration Statement on Form F-3 (File No. 333-192053), filed on November 1, 2013)

4.32
Purchase and Sale Agreement, dated May 7, 2013, between Seadrill Limited and Seadrill Partners Operating LLC (incorporated by reference to the Exhibit 10.5 of the registrant’s Report on Form 6-K for the six months ended June 30, 2013, filed on September 30, 2013)

4.33
Purchase and Sale Agreement, dated October 11, 2013, by and among Seadrill Limited, Seadrill Partners LLC and Seadrill Partners Operating LLC (incorporated by reference to Exhibit 10.5 of the registrant’s Registration Statement on Form F-3 (File No. 333-192053), filed on November 1, 2013)

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
4.37*
Promissory Discount Note, dated March 21, 2014 issued by Seadrill Capricorn Holdings LLC (incorporated by reference to Exhibit 4.37 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014)

4.38
Limited Partner Interest Purchase Agreement, dated as of July 17, 2014, between Seadrill Limited and Seadrill Partners LLC (incorporated by reference to Exhibit 10.1 of the registrant’s Report on Form 6-K for the month of July, filed on July 21, 2014.

4.39*	Contribution, Purchase and Sale Agreement, dated November 4, 2014, by and among Seadrill Limited, Seadrill Partners LLC, Seadrill Capricorn Holdings LLC and Seadrill Americas Inc.
4.40*
Second Amended and Restated Agreement dated November 4, 2014, among Seadrill Tellus Ltd. and Seadrill Vela Hungary Kft., as Borrowers, Seadrill Limited, as Parent, the guarantors party thereto, ING Bank N.V., as Agent, the lenders party thereto and the other parties thereto, relating to the US$1,450,000,000 Senior Secured Credit Facility Agreement, originally dated March 20, 2013

4.41*	On Demand and Guarantee and Indemnity, dated November 4, 2014, between Seadrill Partners LLC and ING Bank N.V.
4.42*	Amendment to the Loan Agreement between Seadrill Limited and Seadrill Vencedor Limited dated August 28, 2014
4.43*	Amendment to the Loan Agreement between Seadrill Limited and Seadrill Vencedor Limited dated April 14, 2015
8.1*	List of Subsidiaries of Seadrill Partners LLC
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial and Accounting Officer
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer
15.1*	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP
101. INS**	XBRL Instance Document
101. SCH**	XBRL Taxonomy Extension Schema
101. CAL**	XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF**	XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB**	XBRL Taxonomy Extension Schema Label Linkbase
101. PRE**	XBRL Taxonomy Extension Schema Presentation Linkbase

*     Filed herewith.

Index to Consolidated and Combined Carve-out Financial Statements of Seadrill Partners LLC

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	F- 2
Consolidated and Combined Carve-out Statements of Operations for the years ended December 31, 2014, 2013, and 2012	F- 3
Consolidated Balance Sheets as of December 31, 2014 and 2013	F- 4
Consolidated and Combined Carve-out Statements of Cash Flows for the years ended December 31, 2014, 2013, and 2012	F- 5
Consolidated and Combined Carve-out Statements of Changes in Members’ Capital/Owner’s Equity for the years ended December 31, 2014, 2013, and 2012	F- 7
Notes to Consolidated and Combined Carve-out Financial Statements	F- 9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Seadrill Partners LLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated and combined carve-out statements of operations, of changes in members’ capital/owners' equity and of cash flows present fairly, in all material respects, the financial position of Seadrill Partners LLC and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2014 and 2013). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Uxbridge, United Kingdom
April 21, 2015

SEADRILL PARTNERS LLC
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS
for the years ended December 31, 2014, 2013 and 2012
(In US$ millions, except per unit data)

	2014	2013	2012
Operating revenues
Contract revenues	$1,302.7	$1,047.1	$859.5
Reimbursable revenues	39.9	11.4	33.2
Other revenues	—	5.8	19.1
Total operating revenues	1,342.6	1,064.3	911.8

Operating expenses
Vessel and rig operating expenses	425.0	375.2	296.1
Amortization of favorable contracts	14.8	—	—
Reimbursable expenses	37.9	10.6	32.4
Depreciation and amortization	198.7	141.2	114.0
General and administrative expenses	51.4	49.6	37.2
Total operating expenses	727.8	576.6	479.7

Operating income	614.8	487.7	432.1

Financial items
Interest income	3.7	4.4	1.7
Interest expense	(140.9)	(92.2)	(65.8)
(Loss)/gain on derivative financial instruments	(124.9)	49.9	(32.9)
Currency exchange loss	(3.3)	(1.2)	(2.6)
Total financial items	(265.4)	(39.1)	(99.6)

Income before income taxes	349.4	448.6	332.5
Income taxes	(34.8)	(33.2)	(38.9)
Net income	$314.6	$415.4	$293.6
Net income attributable to the non-controlling interest	(176.4)	(271.0)	(95.0)
Net income attributable to Seadrill Partners LLC owners	$138.2	$144.4	$198.6

Earnings per unit (basic and diluted)
Common unitholders	$1.75	$2.15	$0.29
Subordinated unitholders	$1.75	$1.83	$0.13
A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.
See accompanying notes that are an integral part of these Consolidated and Combined Carve-out Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED BALANCE SHEETS
for the years ended December 31, 2014 and 2013
(In US$ millions)

	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$242.7	$89.7
Accounts receivables, net	294.5	175.8
Amount due from related party	62.7	248.3
Other current assets	138.4	54.7
Total current assets	738.3	568.5
Non-current assets:
Drilling units	5,141.1	3,448.3
Goodwill	3.2	—
Deferred tax assets	16.9	9.8
Other non-current assets	447.0	46.0
Total non-current assets	5,608.2	3,504.1
Total assets	$6,346.5	$4,072.6

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities:
Current portion of long-term debt	$76.5	$—
Current portion of long-term related party debt	40.4	108.3
Related party revolving credit facility	—	125.9
Trade accounts payable and accruals	7.9	9.1
Related party payable	275.8	292.1
Other current liabilities	227.4	118.7
Total current liabilities	628.0	654.1
Non-current liabilities:
Long-term debt	3,227.4	—
Long-term related party debt	306.1	1,826.4
Related party discount notes	—	299.9
Deferred consideration to related party	111.2	—
Other non-current liabilities	29.5	37.6
Total non-current liabilities	3,674.2	2,163.9

Commitments and contingencies (see note 16)
Equity
Members’ Capital:
Common unitholders (issued 75,278,250 units)	913.3	280.2
Subordinated unitholders (issued 16,543,350 units)	11.7	18.8
Seadrill member interest	3.2	—
Total members’ capital	928.2	299.0
Non-controlling interest	1,116.1	955.6
Total equity	2,044.3	1,254.6
Total liabilities and equity	$6,346.5	$4,072.6
See accompanying notes that are an integral part of these Consolidated and Combined Carve-out Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
for the years ended December 31, 2014, 2013 and 2012
(In US$ millions)

	2014	2013	2012
Cash Flows from Operating Activities
Net income	$314.6	$415.4	$293.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	198.7	141.2	114.0
Amortization of deferred loan charges	17.6	7.1	8.5
Amortization of mobilization revenue	(21.0)	(31.8)	(32.5)
Amortization of favorable contracts	14.8	—	—
Unrealized loss / (gain) related to derivative financial instruments	99.1	(60.2)	32.9
Payment for long term maintenance	(39.1)	(26.5)	(18.2)
Deferred income tax (benefit) / expense	(8.6)	(9.2)	0.5
West Aquarius settlement	—	25.0	—

Changes in operating assets and liabilities, net of effect of acquisitions
Mobilization fees received from customers	6.6	16.2	—
Trade accounts receivable	(46.3)	(9.4)	(109.3)
Trade accounts payable	(10.7)	48.6	(5.7)
Related party balances	31.4	56.9	4.4
Other assets	9.9	4.7	(70.5)
Other liabilities	41.7	(14.0)	60.5
Net cash provided by operating activities	$608.7	$564.0	$278.2

Cash Flows from Investing Activities
Additions to newbuildings and drilling units	(31.6)	(159.3)	(283.5)
Acquisition of subsidiaries, net of cash acquired	(1,137.7)	—	—
Purchase of non-controlling interest in Seadrill Operating LP	(373.5)	—	—
Net cash used in investing activities	$(1,542.8)	$(159.3)	$(283.5)

SEADRILL PARTNERS LLC
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
for the years ended December 31, 2014, 2013 and 2012
(In US$ millions)

	2014	2013	2012
Cash Flows from Financing Activities
Net proceeds from long term debt	$2,825.4	$98.0	$100.5
Repayments of long term debt	(472.1)	(348.8)	(215.9)
Net proceeds from related party debt	—	409.5	5.0
Repayments of related party debt	(1,588.3)	—	—
Proceeds from revolving credit facility	—	169.6	—
Repayments of revolving credit facility	(125.9)	(43.7)	—
Repayments of related party discount notes	(399.9)	—	—
Cash distributions	(660.2)	(140.9)	—
Proceeds on issuance of equity, net of fees	937.8	464.8	207.1
Proceeds on issuance of equity to related parties	—	106.9	—
Proceeds on issuance of units by Seadrill Capricorn Holdings LLC	570.3	—	—
Distribution to Seadrill Limited for the acquisition of T-15, T-16, Leo and Sirius (1)	—	(939.2)	—
Owner’s funding repaid	—	(112.4)	(85.7)
Net cash provided by/ (used in) financing activities	$1,087.1	$(336.2)	$11.0

Net increase in cash and cash equivalents	153.0	68.5	5.7
Cash and cash equivalents at beginning of the year	89.7	21.2	15.5
Cash and cash equivalents at the end of year	$242.7	$89.7	$21.2

Supplementary disclosure of cash flow information
Interest paid net of capitalized interest	$150.5	$92.2	$63.8
Taxes paid	42.6	35.1	49.0
(1) Presented net of capital contributions from Seadrill related to the acquisition of the West Leo and West Sirius. For further information refer to Note 3 - Business Acquisitions.
See accompanying notes that are an integral part of these Consolidated and Combined Carve-out Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN MEMBERS’
CAPITAL / OWNERS' EQUITY
for the years ended December 31, 2014, 2013 and 2012
(In US$ millions)

		Members’ Capital
	Owners' Equity	Common Units	Subordinated Units	Seadrill Member	Total Before Non- Controlling interest	Non- controlling Interest	Total Members’ Capital/Owners' Equity
Combined balance as at December 31, 2011	$793.0	—	—	$153.2	$946.2	$109.0	$1,055.2
Movement in invested equity	(6.4)	—	—	30.8	24.4	51.2	75.6
Elimination of equity transferred to the Company	(644.6)	—	—	—	(644.6)	644.6	—
Allocation of Company capital to unitholders	(288.5)	288.5	—	—	—	—	—
Issuance of 24,815,025 common units and 16,543,350 subordinated units	—	221.4	—	—	221.4	—	221.4
Expenses related to IPO	—	(18.8)	—	—	(18.8)	—	(18.8)
Proceeds distributed back to Seadrill	—	(202.6)	—	—	(202.6)	—	(202.6)
Consolidated and Combined carve-out net income	146.5	5.6	3.7	42.8	198.6	95.0	293.6
Consolidated and Combined Balance at December 31, 2012	$—	$294.1	$3.7	$226.8	$524.6	$899.8	$1,424.4

		Members’ Capital
	Owners' Equity	Common Units	Subordinated Units	Seadrill Member	Total Before Non- Controlling interest	Non- controlling Interest	Total Members’ Capital/Owners' Equity
Consolidated and Combined Balance at December 31, 2012	$—	$294.1	$3.7	$226.8	$524.6	$899.8	$1,424.4
Movement in invested equity	—	—	—	(62.3)	(62.3)	(50.1)	(112.4)
Acquisition of dropdown companies from Seadrill	—	—	—	(831.5)	(831.5)	(962.5)	(1,794.0)
Deemed distribution to Seadrill for the acquisition of dropdown companies	—			609.7	609.7	696.9	1,306.6
Allocation of deemed distribution to Seadrill for the acquisition of dropdown companies		(609.7)			(609.7)	(696.9)	(1,306.6)
Equity contribution from Seadrill to Seadrill Operating LP	—	—	—	—	—	511.1	511.1
Units issued by Seadrill Capricorn Holdings LLC to Seadrill Limited	—	—	—	—	—	338.8	338.8
Common units issued to Seadrill for the acquisition of the T-16	—	106.9	—	—	106.9	—	106.9
Common units issued to Seadrill and public (net of transaction costs of $15.3m)	—	464.8	—	—	464.8	—	464.8
Capital injection due to forgiveness of related party payables	—	9.9	6.6	—	16.5	24.0	40.5
Consolidated and Combined carve-out net income	—	53.4	33.7	57.3	144.4	271.0	415.4
Cash Distributions paid	—	(39.2)	(25.2)	—	(64.4)	(76.5)	(140.9)
Consolidated Balance at December 31, 2013	$—	$280.2	$18.8	$—	$299.0	$955.6	$1,254.6
Purchase of non-controlling interest	—	(279.6)	—	—	(279.6)	(93.2)	(372.8)
Common units issued to Seadrill and public (net of transaction costs)	—	937.8	—	—	937.8	—	937.8
Issuance of units by Seadrill Capricorn Holdings LLC	—	—	—	—	—	570.3	570.3
Net income	—	102.2	26.8	9.2	138.2	176.4	314.6
Cash Distributions	—	(127.3)	(33.9)	(6.0)	(167.2)	(493.0)	(660.2)
Consolidated Balance at December 31, 2014	$—	$913.3	$11.7	$3.2	$928.2	$1,116.1	$2,044.3
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
In addition, the Company issued to Seadrill Member LLC, a wholly owned subsidiary of Seadrill, the Seadrill Member interest, which is a non-economic limited liability company interest in the Company, and all of the Company's incentive distribution rights, which entitle the Seadrill Member to increasing percentages of the cash the Company can distribute in excess of $0.4456 per unit, per quarter.
On October 24, 2012, in connection with the Company's IPO, the Company acquired in return for the issuance of common and subordinated units to Seadrill and the net proceeds received from the IPO (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through the Company's 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. Seadrill Operating LP owned: (i) a 100% interest in the entities that own the West Aquarius and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owned 100% of the entities that own and operate the West Capricorn. Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC are collectively referred to as “OPCO”. These transactions described above were reflected as a reorganization of entities under common control and, therefore, the assets and liabilities acquired from Seadrill were recorded at historical cost by the Company.
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
On December 13, 2013, the Company completed the acquisition of the companies that own and operate the ultra-deepwater semi-submersible rigs, the West Sirius and West Leo. The West Sirius was acquired by Seadrill Capricorn Holdings LLC (51% owned by the Company) and the West Leo was acquired by Seadrill Operating LP (at the time 30% owned by the Company). In order to finance the acquisitions, the Company issued 11,200,000 common units to the public and 3,394,916 common units to Seadrill, and a further 1,680,000 units to the underwriters, issued in connection with the exercise of the underwriters’ option to purchase additional common units.
These transactions that occurred prior to the IPO and through December 31, 2013 described above, have been reflected as a reorganization of entities under common control and therefore the assets and liabilities acquired from Seadrill have been recorded at historical cost by the Company. See further discussion below for the impact on the year ending December 31, 2013.
As of January 2, 2014, the date of the Company's first annual general meeting, Seadrill ceased to control the Company as defined under US GAAP and, therefore, Seadrill Partners and Seadrill are no longer deemed to be entities under common control.
On March 21, 2014, Seadrill Capricorn Holdings LLC completed the acquisition of the companies that own and operate the drillship, the West Auriga which has been accounted for as a business combination. In order to finance the acquisition, the Company issued 11,960,000 common units to the public and 1,633,987 common units to Seadrill. Refer to Note 3 for more information.
On June 24, 2014, the Company issued 6,100,000 common units to the public and 3,183,700 common units to Seadrill.
On July 21, 2014, the Company purchased an additional 28% limited partner interest in Seadrill Operating LP, an existing controlled subsidiary of the Company, from Seadrill for $372.8 million. As a result of the acquisition, the Company’s limited partner interest in Seadrill Operating LP increased from 30% to 58%.
On September 23, 2014, the Company issued 8,000,000 common units to the public.
On November 4, 2014, Seadrill Capricorn Holdings LLC completed the acquisition of the companies that own and operate the drillship West Vela from Seadrill which has been accounted for as a business combination. Refer to Note 3 for more information.
As of December 31, 2014, Seadrill owned 46.6% of the outstanding limited liability interests of the Company, which included Seadrill's interest in both the common and subordinated units (December 31, 2013: Seadrill owned 62.4%).

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

Pre - IPO Basis of consolidation
Before the Company’s initial public offering, the Company’s Combined Carve-out Financial Statements have been prepared on a “carve-out” basis for the period January 1, 2012 to October 23, 2012, from the accounting records of Seadrill using historical results of operations, assets and liabilities attributable to the Company, including allocation of expenses from Seadrill. Management believes the assumptions and allocations of the carve-out period have been determined on a basis that is a reasonable reflection of the utilization of services provided to, or the benefit received by, the Company during the periods presented. The actual basis of allocation for each item is described below.
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

Post - IPO Basis of consolidation
Investments in companies in which the Company directly or indirectly holds more than 50% of the voting control are consolidated in the financial statements. The Company owns a 58% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP, through the Company's 100% ownership of its general partner Seadrill Operating GP LLC. Ownership of the general partner is deemed to provide the Company with a controlling financial interest and, as such, the Company consolidates Seadrill Operating LP in its financial statements.
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
The acquisitions of the entities that own and operate the T-15, T-16, West Leo and West Sirius in 2013 from Seadrill Limited were accounted for under this method. The companies acquired from Seadrill relating to the T-15, T-16, West Leo and West Sirius are referred to as the "dropdown companies" throughout these financial statements.
As of January 2, 2014, the date of the Company's first annual general meeting, Seadrill ceased to control the Company as defined by US GAAP and therefore Seadrill Partners and Seadrill are no longer be deemed to be entities under common control.

Business combinations
The Company applies the acquisition method of accounting for business combinations. The acquisition method requires the total of the purchase price of acquired businesses and any non-controlling interest recognized to be allocated to the identifiable tangible and intangible assets and liabilities acquired at fair value, with any residual amount being recorded as goodwill as of the acquisition date. Costs associated with the acquisition are expensed as incurred. See Note 3 for further discussion on business acquisitions.

Reclassification
Current accrued liabilities are now reported as other current liabilities in the Company's consolidated balance sheet and therefore the prior period has been reclassified to conform to the current period presentation. This has decreased trade accounts payable by $80 million with a corresponding increase in other current liabilities as of December 31, 2013. There was no effect on total current liabilities.

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
Cost of property and equipment sold or retired, with the related accumulated depreciation and write-downs are removed from the consolidated balance sheet, and resulting gains or losses are included in the consolidated statement of operations.

Goodwill
The Company allocates the purchase price of acquired businesses to the identifiable tangible and intangible assets and liabilities acquired, with any remaining amount being recorded as goodwill. Goodwill is tested for impairment at least annually at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. The Company has determined that its reporting units are the same as its operating segments for the purpose of allocating goodwill and the subsequent testing of goodwill for impairment.

The Company tests goodwill for impairment on an annual basis as of December 31 each year or when events or circumstances indicate that a potential impairment exists. The Company may first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two step goodwill impairment test.

If the qualitative factors indicate possible impairment, the Company performs a quantitative assessment to estimate fair value of its reporting units compared to their carrying value.  In the event that the fair value is less than carrying value, the Company must perform an exercise similar to a purchase price allocation in a business combination in order to determine the amount of the impairment charge.The quantitative goodwill impairment test for a reporting unit is based on discounted cash flows. The Company uses estimated future cash flows applying contract dayrates during the firm contract periods and estimated forecasted dayrates for the periods after expiry of firm contract periods. The estimated future cash flows will be based on remaining economic useful lives for the assets, and discounted using a weighted average cost of capital (WACC).

Favorable drilling contracts - intangible assets
Favorable drilling contracts are recorded as an intangible asset at fair value on the date of acquisition less accumulated amortization. The amortization is recognized in the statement of operations under "amortization of favorable contracts". The amounts of these assets are amortized on a straight-line basis over the estimated remaining economic useful life or contractual period.

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

Derivative Financial Instruments and Hedging Activities
The Company’s interest-rate swap agreements are recorded at fair value, and are recorded within related party receivables/payables on the balance sheet when the counter party to the agreements is Seadrill, and within other current assets/liabilities when the counter party to the agreements is an external party. Changes in the fair value of interest-rate swap agreements, which have not been designated as hedging instruments, are recorded as a gain or loss as a separate line item within financial items in the statement of operations.

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

Recently Adopted Accounting Standards
Balance sheet - Effective January 1, 2014, the Company adopted the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (GAAP). The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount the Company expects to pay on behalf of its co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The update was effective for interim and annual periods beginning on or after December 15, 2013. As a result, the Company has disclosed relevant obligations in Note 12.

Recently Issued Accounting Standards
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 201409, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. The accounting standard update will be effective for the first interim period beginning after December 15, 2016 (December 31, 2016 for calendar year end entities) and early adoption is not permitted. The Company is in the process of evaluating the impact of the ASU on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU No. 201415, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides new authoritative guidance regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The accounting standard update will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar yearend entities) and earlier application is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which made targeted amendments to the current consolidation guidance that could affect all industries . The ASU will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 and early adoption is not permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In April 2015, the FASB issued ASU 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The accounting standard update will be effective for the first interim period beginning after December 15, 2015 and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

Note 3 - Business acquisitions

For the year-ended December 31, 2014

West Auriga Acquisition
On March 21, 2014, the Company’s 51% owned subsidiary, Seadrill Capricorn Holdings LLC, completed the purchase of 100% of the ownership interests in the entities that own and operate the West Auriga (the “Auriga business”) from Seadrill. The acquisition is in line with the Company’s strategy to increase quarterly cash distributions through accretive acquisitions of modern offshore drilling units with long-term contracts attached.
The purchase price was $1,240.0 million, less debt of $443.1 million that was outstanding under the existing facility related to West Auriga. The total consideration of $797.0 million comprised of cash of $696.9 million, and a zero coupon limited recourse discount note issued by Seadrill Capricorn Holdings LLC to Seadrill in an initial amount of $100.0 million that matures in September 2015. Upon maturity of such note, Seadrill Capricorn Holdings LLC was due to repay $103.7 million to Seadrill. The purchase price was subsequently adjusted by a working capital adjustment of $330.4 million. The working capital adjustment predominately arose as a result of related party payable balances which remained in the acquired entities. These payable balances related to funding provided by Seadrill to the acquired entities for the construction, equipping and mobilization of the West Auriga.
In conjunction with this acquisition, the Company issued 11,960,000 common units to the public and 1,633,987 common units to Seadrill, at a price of $30.60 per unit, raising total net proceeds after fees of $401.3 million. Issuance costs of $14.7 million were charged against Members’ Capital.
The Company funded its 51% share of the cash purchase price with proceeds from the equity issuance described above. The remaining 49% was funded through the issuance of new units by Seadrill Capricorn Holdings LLC to Seadrill for $341.5 million.
Following the deconsolidation of the Company from Seadrill on January 2, 2014, this transaction is deemed to constitute a business combination rather than a transaction between entities under common control. The following table summarizes the consideration paid and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date.

(In US$ millions)	March 21, 2014
Consideration
Cash	696.9
Discount note issued	100.0
Working capital adjustment	(330.4)
Fair value of total consideration transferred	466.5

Recognized amounts of identifiable assets acquired and liabilities assumed at estimated fair value
Cash	24.4
Current assets	44.4
Intangible asset - favorable drilling contract	76.2
Drilling unit	1,065.7
Non current assets	76.6
Long term interest bearing debt	(443.1)
Current liabilities	(380.6)
Total identifiable net assets	463.6

Goodwill	2.9
Total	466.5

The Company recognized goodwill from the acquisition of $2.9 million, which is the excess of consideration transferred over the net assets acquired. The value of the goodwill is attributed to the assembled workforce. None of the goodwill recognized is expected to be deductible for income tax purposes.
The drilling unit has been valued at fair value separately from the related drilling contract. The estimated fair value of the drilling unit was derived using an income approach with market participant based assumptions. The fair value of the drilling contract has been also been assessed separately. The contract was valued using an 'excess earnings' technique where the terms of the contract are assessed relative to current market conditions. The value of the contract related intangible was determined by means of calculating the incremental or decremental cash flows arising over the life of the contract compared with a contract with terms at prevailing market rates.

The fair value of trade receivables is $28.3 million, which is also the gross contractual amount. All amounts are expected to be collected. The fair value of the mobilization fee receivable included in other current and non-current assets is $92.4 million, which equals the book value. All amounts are expected to be collected over the duration of the drilling contract.
Acquisition related transaction costs consisted of various advisory, legal, accounting, valuation and other professional fees of $0.2 million, which were expensed as incurred and are presented in the statement of operations within general and administrative expenses.
In the consolidated statement of operations, revenue of $164.5 million and net income of $46.1 million have been included since the acquisition date of the Auriga Business until December 31, 2014.
The pro forma revenue and pro forma net income of the combined entity for the year ended December 31, 2014 and 2013, had the acquisition date been January 1, 2013 are as follows:

	Twelve months ended December 31, 2014
(In US$ millions)	2014		2013
	Seadrill Partners LLC as reported	Supplemental pro forma combined entity	Seadrill Partners LLC as reported	Supplemental pro forma combined entity
Revenues	$1,342.6	$1,390.7	$1,064.3	$1,096.1
Net Income	314.6	331.0	415.4	412.5

Acquisition of additional limited partner interest in Seadrill Operating LP

On July 21, 2014, the Company completed the purchase of an additional 28% limited partner interest in Seadrill Operating LP from Seadrill for a total of $372.8 million. As a result of this acquisition, the Company’s limited partner interest in Seadrill Operating LP increased from 30% to 58%. Seadrill Operating LP was already a controlled subsidiary of the Company and therefore this has been accounted for as an equity transaction. Non-controlling interests of $93.2 million were derecognized with the residual $279.6 million recognized against members' capital.

West Vela Acquisition
On November 4, 2014, the Company’s 51% owned subsidiary, Seadrill Capricorn Holdings LLC, completed the purchase of 100% of the ownership interests in the entities that own and operate the West Vela (the “Vela business”) from Seadrill. The acquisition is in line with the Company’s strategy to increase quarterly cash distributions through accretive acquisitions of modern offshore drilling units with long-term contracts attached.
The initial purchase price was $900.0 million, less debt of $433.1 million that was outstanding under the existing facility related to West Vela. As part of the agreement Seadrill Capricorn Holdings LLC also has an obligation to pay deferred consideration of $44,000 per day for the remainder of the West Vela's current contract with BP which runs to November 2020. In addition Seadrill Capricorn Holdings will pay contingent consideration of up to $40,000 per day for the remainder of the BP contract, depending on the actual amount of contract revenue received from BP per day. The total consideration thus included deferred consideration payable to Seadrill of $73.7 million and contingent consideration of $65.7 million. The purchase price was subsequently reduced by a working capital adjustment of $6.0 million.
The Company funded its 51% share of the cash purchase price with proceeds from the equity issuance in September 2014 where the Company issued 8,000,000 common units to the public at a price of $30.68 per unit, raising total proceeds after fees of $245.4 million. Issuance costs of $10.9 million were charged against Members’ Capital. The remaining 49% was funded through the issuance of new units by Seadrill Capricorn Holdings LLC to Seadrill for $228.8 million.

Following the deconsolidation of the Company from Seadrill on January 2, 2014, this transaction is deemed to constitute a business combination rather than a transaction between entities under common control. The following table summarizes the consideration paid and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date.

(In US$ millions)	November 4, 2014
Consideration
Cash	467.0
Mobilization payable	73.7
Contingent consideration	65.7
Less: Working capital adjustment	(6.0)
Fair value of total consideration transferred	600.4

Recognized amounts of identifiable assets acquired and liabilities assumed at estimated fair value
Cash	1.9
Current assets	61.4
Intangible asset - favorable drilling contract	204.7
Drilling unit	755.8
Non current assets	61.8
Long term interest bearing debt	(433.1)
Current liabilities	(52.3)
Total identifiable net assets	600.2

Goodwill	0.2
Total	600.4

The Company recognized goodwill from the acquisition of $0.2 million, which is the excess of consideration transferred over the net assets acquired. The value of the goodwill is attributed to the assembled workforce. None of the goodwill recognized is expected to be deductible for income tax purposes.
The drilling unit has been valued at fair value separately from the related drilling contract. The estimated fair value of the drilling unit was derived using an income approach with market participant based assumptions. The fair value of the drilling contract has been also been assessed separately. The contract was valued using an 'excess earnings' technique where the terms of the contract are assessed relative to current market conditions. The value of the contract related intangible was determined by means of calculating the incremental or decremental cash flows arising over the life of the contract compared with a contract with terms at prevailing market rates.

The fair value of trade receivables is $44.1 million, which is also the gross contractual amount. All amounts are expected to be collected. The fair value of the mobilization fee receivable included in other current and non-current assets is $94.2 million, which equals the book value. All amounts are expected to be collected over the duration of the drilling contract.
Acquisition related transaction costs consisted of various advisory, legal, accounting, valuation and other professional fees of $0.2 million, which were expensed as incurred and are presented in the statement of operations within general and administrative expenses.
In the consolidated statement of operations, revenue of $32.9 million and net income of $5.7 million have been included since the acquisition date of the Vela Business until December 31, 2014.

The pro forma revenue and pro forma net income of the combined entity for the twelve months ended December 31, 2014 and December 31, 2013, had the acquisition date been January 1, 2013 are as follows:

	Twelve months ended December 31,
(In US$ millions)	2014		2013
	Seadrill Partners LLC as reported	Supplemental pro forma combined entity	Seadrill Partners LLC as reported	Supplemental pro forma combined entity
Revenues	$1,342.6	$1,532.4	$1,064.3	$1,083.4
Net Income	314.6	407.6	415.4	403.8

For the year-ended December 31, 2013

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
The total purchase price of the Sirius Business was $1,035.0 million, less debt assumed of $220.2 million, relating to the proportion of Seadrill's existing $1,500 million credit facility relating to the West Sirius. Working capital adjustments increased the purchase price by $106.7 million. 51% (which corresponds to the Company's ownership share of Seadrill Capricorn Holdings LLC) of this was recognized within related party payables at December 31, 2013. The remaining amount was recognized as an increase in the equity contribution from Seadrill described below. The acquisition has been accounted for as a transaction between entities under common control. The net assets acquired are recorded at the historic book value of Seadrill. The excess of the purchase price over the book value of net assets acquired of $546.9 million has been recorded as a reduction of equity. The Company funded its share of the purchase price through the equity issue described below, the issuance of a $229.9 million discount note by Seadrill Capricorn Holdings LLC, the issuance of a $70.0 million discount note by the Company, with the remaining 49% (which corresponds to Seadrill's share of Seadrill Capricorn Holdings LLC) being funded by an issuance of common units by Seadrill Capricorn Holdings LLC to Seadrill, totalling $338.8 million.
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

The following table summarizes the above acquisitions during the year ended December 31, 2013:

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

Refer to Note 1 - Business combinations between entities under common control - for further information on how these transactions have had an effect on the Company's consolidated and combined carve out financial statements.

Note 4 – Segment information
Operating segment
OPCO’s fleet, which is regarded as one single global segment, and is reviewed by the Chief Operating Decision Maker, which is the Company's board of directors, as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.
A breakdown of the Company’s contract revenues by customer for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
BP	41.5%	35.0%	28.9%
ExxonMobil *	26.4%	14.5%	23.6%
Tullow	17.4%	18.8%	13.9%
Chevron	14.7%	12.1%	9.4%
Total	—%	19.6%	24.2%
Total	100.0%	100.0%	100.0%
* During 2014 and 2013 the ExxonMobil drilling contract relating to the West Aquarius was assigned to Hibernia Management and Development Co. Ltd.
Geographic Data
Revenues are attributed to geographical areas based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the revenues for the years ended December 31, 2014, 2013 and 2012 and fixed assets as of December 31, 2014 and 2013 by geographic area:
Revenues

(In US$ millions)	2014	2013	2012
United States	556.6	370.4	259.3
Ghana	233.5	198.6	126.8
Nigeria	228.5	207.5	209.8
Canada	126.1	153.5	87.3
Thailand	105.6	40.6	—
Other	92.3	93.7	228.6
Total	1,342.6	1,064.3	911.8

Fixed Assets—Drilling Units (1)

(In US$ millions)	2014	2013
United States	3,024.3	1,274.8
Ghana	608.4	632.1
Canada	539.3	543.5
Nigeria	525.4	543.5
Thailand	261.2	271.8
Angola	182.5	182.6
Total	5,141.1	3,448.3

(1)
The fixed assets referred to in the table above include the ten drilling units at December 31, 2014 and eight drilling units at December 31, 2013. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

Note 5 – Taxation
Income taxes consist of the following:

	Year Ended December 31,
(In US$ millions)	2014	2013	2012
Current tax expense:
United Kingdom	—	—	—
Foreign	43.5	42.4	39.5
Total current tax expense	43.5	42.4	39.5
Deferred tax (benefit) expense:
United Kingdom	—	—	—
Foreign	(8.7)	(9.2)	(0.6)
Total income tax expense	34.8	33.2	38.9

Seadrill Partners LLC is tax resident in the United Kingdom. The Company's controlled affiliates operate and earn income in several countries and are subject to the laws of taxation within those countries. Currently none of the Company's controlled affiliates operate in the United Kingdom and therefore the Company is not subject to U.K. tax. Subject to changes in the jurisdictions in which the Company's drilling units operate and/or are owned, differences in levels of income and changes in tax laws, the Company's effective income tax rate may vary substantially from one reporting period to another. The Company's effective income tax rate for each of the years ended on December 31, 2014, 2013 and 2012 differs from the U.K. statutory income tax rate as follows:

	2014	2013	2012
U.K. statutory income tax rate	21.3%	23.3%	24.5%
Non-U.K. taxes	(11.3)%	(15.8)%	(12.8)%
Effective income tax rate	10.0%	7.5%	11.7%
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

The net deferred tax assets consist of the following:

(In US$ millions)	2014	2013
Deferred mobilization revenue	—	0.3
Provisions	1.5	—
Net operating losses carry forward	14.8	9.5
Property, plant and equipment	3.0	—
Gross deferred tax assets	19.3	9.8
Valuation allowance related to NOL	(0.9)	—
Net deferred tax asset	18.4	9.8
The net deferred taxes are classified as follows:

(In US$ millions)	2014	2013
Short-term deferred tax asset	1.5	—
Long-term deferred tax asset	16.9	9.8
Net deferred tax	18.4	9.8
As of December 31, 2014, deferred tax assets related to net operating loss ("NOL") carryforwards was $14.8 million, which can be used to offset future taxable income. NOL carry forwards, which were generated in various jurisdictions will expire, if not utilized, in 2033 and 2034. A valuation allowance of $0.9 million on the NOL carryforwards results where we do not expect to generate future taxable income. The Company did not have any deferred tax liabilities at December 31, 2014 and 2013.

Note 6 – Other revenues
Related party other revenues comprise the following items:

	Year Ended December 31,
(In US$ millions)	2014	2013	2012
Related party other revenues	—	5.8	19.1
Total	—	5.8	19.1
The Company's Nigerian service company earned related party revenues relating to certain services, including the provision of onshore and offshore personnel, which the Company provided to Seadrill’s West Polaris drilling rig that was operating in Nigeria during the years ended December 31, 2013 and December 31, 2012.

Note 7 – Accounts receivable
Accounts receivable are presented net of allowances for doubtful accounts. There was a provision of $5.9 million related to allowances for doubtful accounts at December 31, 2014. There was no allowance for doubtful accounts as at December 31, 2013.
The Company did not recognize any bad debt expense in 2014, 2013 or 2012, but has instead reduced contract revenues for any disputed amounts. Contract revenues were reduced by $6.5 million in 2014, $22.1 million in 2013 and $3.4 million in 2012. The reduction in 2014 was the result of a write-off of rechargeables of $0.6 million relating to the West Leo as well as $5.9 million disputed with Hibernia relating to the West Aquarius. The reduction in 2013 was the result of amounts disputed with Hibernia in relation to the West Aquarius. The reduction in 2012 was a result of the Company's entry into a settlement with ExxonMobil, which related to an agreement for non-payment during the mobilization period of the West Aquarius, as a result of the time needed to complete modifications and repairs to meet regulatory requirements.

Note 8 – Other current assets
Other current assets include:

(In US$ millions)	December 31, 2014	December 31, 2013
Reimbursable amounts due from customers	18.5	19.8
Mobilization revenue receivable - short-term	42.0	16.6
Favorable contracts to be amortized - short-term	40.5	—
Deferred charges – short term portion	7.6	7.7
Prepaid expenses	11.2	10.1
Other	18.6	0.5
Total other current assets	138.4	54.7

The Mobilization revenue receivable - short-term portion consists and Favorable contracts to be amortized - short-term portion relates to the mobilization revenue and favorable contracts acquired with the West Vela and West Auriga from Seadrill.

Note 9 – Newbuildings

(In US$ millions)	December 31, 2014	December 31, 2013
Opening balance	—	161.8
Additions	—	89.6
Capitalized interest and loan related costs	—	3.9
Re-classified as Drilling Units	—	(255.3)
Closing balance	—	—

The Company had no newbuildings in 2014.
Transfers from newbuildings to drilling units in 2013 relate to the T-15 and T-16.

Note 10 – Drilling units

(In US$ millions)	December 31, 2014	December 31, 2013
Cost	5,790.5	3,899.0
Accumulated depreciation	(649.4)	(450.7)
Net book value	5,141.1	3,448.3
Depreciation and amortization expense related to the drilling units was $198.7 million, $141.2 million and $114.0 million for the years ended December 31, 2014, 2013 and 2012 respectively.

Note 11 – Other non-current assets

(In US$ millions)	December 31, 2014	December 31, 2013
Deferred charges – long-term portion	70.8	2.3
Mobilization revenue receivable - long-term portion	150.6	43.7
Favorable contract – long-term portion	225.6	—
Total other non-current assets	447.0	46.0

The Mobilization revenue receivable - long-term portion and Favorable contracts to be amortized - long-term portion consists of the mobilization receivable and favorable contracts acquired with the West Vela and West Auriga from Seadrill.

Note 12 – Debt

As of December 31, 2014 and December 31, 2013, the Company had the following debt amounts outstanding:

(In US$ millions)	December 31, 2014	December 31, 2013
External debt agreements
Amended Senior Secured Credit Facilities	2,881.0	—
$1,450 facility	422.9	—
Sub-total external debt	3,303.9	—
Less current portion long term debt	(76.5)	—
Long-term external debt	3,227.4	—

Related party debt agreements
Rig Financing and Loan Agreements
$1,500 facility	—	643.5
West Vencedor Loan Agreement (previously $1,200 facility)	78.2	90.5
$550 facility	—	440.0
$440 facility	158.8	178.6
$1,121 facility	—	472.6
Sub-total Rig Financing Agreements	237.0	1,825.2

Other related party debt
$109.5 T-15 vendor financing facility	109.5	109.5
$229.9 discount note	—	229.9
$70.0 discount note	—	70.0
Related party revolving credit facility	—	125.9
Total related party debt	346.5	2,360.5
Less current portion of related party debt and short term revolver	(40.4)	(234.2)
Long-term related party debt and related party loan notes	306.1	2,126.3

Total external and related party debt	3,650.4	2,360.5
The outstanding debt as of December 31, 2014 is repayable as follows:

(In US$ millions)	As at December 31,
2015	116.9
2016	215.1
2017	204.8
2018	122.0
2019	63.6
2020 and thereafter	2,928.0
Total external and related party debt	3,650.4

Amended Senior Secured Credit Facilities
On February 21, 2014, Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Finco LLC, which are subsidiaries of the Company (the “Borrowers”), entered into Senior Secured Credit Facilities (the “Senior Secured Credit Facilities”). The Senior Secured Credit Facilities consist of (i) a $100.0 million revolving credit facility (the “revolving facility”) available for borrowing from time to time by any Borrower, and (ii) a $1.8 billion term loan (the “term loan”) which was borrowed by Seadrill Operating LP in full on February 21, 2014. The proceeds from this transaction were used to (a) refinance debt related to the West Capella, West Aquarius, West Sirius and West Leo Rig Facilities, (b) repay in part unsecured loans from Seadrill, (c) add cash to the balance sheet in support of general company purposes and (d) pay all fees and expenses associated therewith.

On June 26, 2014, the Senior Secured Credit Facilities were amended ("Amended Senior Secured Credit Facilities") for the borrowing by Seadrill Operating LP of $1.1 billion of additional term loans in addition to the term loans already outstanding under the Senior Secured Credit Facilities as noted above. The proceeds from the additional $1.1 billion of term loans were used to (a) refinance debt secured by West Auriga of $443 million and West Capricorn of $426.3 million, (b) repay in part certain unsecured loans from Seadrill, (c) add cash to the Company's balance sheet for general company purposes and (d) pay all fees and expenses associated with the Amended Senior Secured Credit Facilities.
The Amended Senior Secured Credit Facilities are guaranteed on a senior secured basis by the Borrowers and the Borrowers’ subsidiaries that own or charter the West Capella, West Aquarius, West Sirius, West Leo, West Capricorn and West Auriga. The Amended Senior Secured Credit Facilities also are secured by mortgages on the six drilling units, security interests on the earnings, earnings accounts, and insurances owned by the subsidiary guarantors relating to the six drilling units, and pledges of the equity interests of each subsidiary guarantor. As at December 31, 2014, the total net book value of the drilling units pledged as security was $3.9 billion.
Loans under the Amended Senior Secured Credit Facilities will bear interest, at the Company's option, at a rate per annum equal to either the LIBOR Rate (subject to a 1% floor) for interest periods of one, two, three or six months plus the applicable margin or the Base Rate plus the applicable margin. The Base Rate is the highest of (a) the prime rate of interest announced from time to time by the agent bank as its prime lending rate, (b) 0.50% per annum above the Federal Funds rate as in effect from time to time, (c) the Eurodollar Rate for 1-month LIBOR as in effect from time to time plus 1.0% per annum, and (d) for term loans only, 2.0% per annum. The applicable margin is 2.00% for term loans bearing interest at the Base Rate and 3.00% for term loans bearing interest at the Eurodollar Rate. The applicable margin is 1.25% for revolving loans bearing interest at the Base Rate and 2.25% for revolving loans bearing interest at the Eurodollar Rate. In addition, the Company will incur a commitment fee based on the unused portion of the revolving facility of 0.5% per annum.
The term loan matures in February 2021. Amortization payments in the amount of 0.25% of the original term loan amount are required to be paid on the last day of each calendar quarter. The revolving facility matures in February 2019 and does not amortize. The Company is required to make mandatory prepayments of term loans using proceeds from asset sales that are not otherwise utilized for permitted purposes and to make offers to purchase term loans using proceeds of loss events that are not otherwise utilized for permitted purposes.
The Company has entered into interest rate swap transactions to fix 100% of the variable element of the term loan facility at a weighted average fixed rate of 2.49% per annum. A variable rate option included in the swap provides that the counterparty shall pay the greater of 1.00% or 3 Month LIBOR. Thus, where the variable rate is less than 1%, the variable rate payment shall be deemed to be equal to 1%.
As of December 31, 2014, the outstanding balance of the term loan was $2,881.0 million and the $100 million revolving facility was not yet drawn.

$1,450 million Senior Secured Credit Facility
In March 20, 2013 Seadrill entered into a $1,450 million senior secured credit facility with a syndicate of banks and export credit agencies, relating to the West Auriga, the West Vela and one other drilling unit owned by Seadrill. Upon closing of the West Auriga acquisition in March 2014, the entity which owns the West Auriga owed $443 million under the facility. This amount was repaid in June 2014 with proceeds from the Amended Senior Secured Credit Facilities discussed above. Upon closing of the West Vela acquisition in November 2014, the entity that owns the West Vela owed $433 million under the facility. The facility has a final maturity in 2025, with a commercial tranche due for renewal in 2018, and bears interest at a rate equal to LIBOR plus a margin in the range of 1.2% to 3%. If the balloon payment of $86 million on the commercial tranche does not get refinanced to the satisfaction of the remaining lenders after five years, the remaining tranches also become due after five years. Under the terms of the $1,450 million secured credit facility agreement, certain subsidiaries of Seadrill and the entity that owns the West Vela are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement.  These obligations are continuing and extend to amounts payable by any borrower under the facility. The total amount owed by all parties under this facility as of December 31, 2014 is $856 million. The Company has not recognized any amounts that are related to amounts owed under the facility by other borrowers.  Seadrill has provided an indemnity to the Company for any payments or obligations related to this facility that are not related to the West Vela. As at December 31, 2014, the total net book value of the West Vela pledged as security was $748.5 million. The outstanding balance relating to the West Vela as of December 31, 2014 was $422.9 million.

Rig Financing and Loan Agreements
For each of the Rig Financing Agreements, the Company entered into a loan agreement with Seadrill on a back to back basis at the time of the IPO or in conjunction with the purchase of entities that own and operate drilling units by the Company. These loan agreements with Seadrill are classified as related party transactions. Pursuant to these loan agreements of the related drilling unit, each rig owning subsidiary can make payments of principal and interest to Seadrill or directly to the third party lenders under each facility, corresponding to that proportion of the loan facility. As of December 31, 2014, Rig Financing Agreements with Seadrill related to the T-15, and T-16 (December 31, 2013: West Capella, West Aquarius, West Vencedor, West Capricorn, T-15, T-16, West Leo and West Sirius). During the twelve months ended December 31, 2014 certain Rig Financing Agreements were repaid by the Company in conjunction with the drawdown of the Senior Secured Credit Facilities as further discussed above.

The senior secured credit facility relating the West Vencedor was repaid in full by Seadrill in June 2014, and subsequently the related party agreement between the Company and Seadrill was amended to carry on this facility on the same terms, referred to as the West Vencedor Loan Agreement. The West Vencedor Loan Agreement was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $69.9 million. On April 14, 2015 the Loan Agreement was amended and the maturity date was extended to June 25, 2018. Please see Note 19. The West Vencedor Loan Agreement bears a margin of 2.25%, a guarantee fee of 1.4% and a balloon payment of $20.6 million due at maturity in June 2018. As at December 31, 2014 the total net book value of the West Vencedor pledged as security was $182 million. The outstanding balance under the West Vencedor Loan Agreement due to Seadrill was $78.2 million as of December 31, 2014 ($90.5 million as of December 31, 2013).

Under the terms of the external secured credit facility agreements for the T-15 and T-16, certain subsidiaries of Seadrill and the Company are jointly and severally liable for their own debt and obligations under the relevant facility and the debt and obligations of other borrowers who are also party to such agreements. These obligations are continuing and extend to amounts payable by any borrower under the relevant agreement. The total amount owed under the external facility which includes T-15 and T-16 as of December 31, 2014 is $258.4 million ($293 million as of December 31, 2013); the Company retains a related party balance as of December 31, 2014 of $158.8 million ($178.6 million as of December 31, 2013) payable to Seadrill. The Company has not recognized any amounts that are related to amounts owed by Seadrill subsidiaries. Additionally the Company has received an indemnity from Seadrill for any payments or obligations related to these facilities that are not related to the T-15 and T-16. As at December 31, 2014 the total net book value of the T-15 and T-16 pledged as security was $261 million.

$109.5 million Vendor Financing Loan Agreement
In May 2013, the Company borrowed from Seadrill $109.5 million as vendor financing to fund the acquisition of the T-15. The facility bears interest of LIBOR plus a margin of 5.0% and is due in May 2016.

$229.9 million Discount Note
In December 2013, as part of the acquisition of the West Sirius, Seadrill Capricorn Holdings LLC issued a zero coupon discount note to Seadrill for $229.9 million. The note was repayable in June 2015 and upon maturity Seadrill Capricorn Holdings LLC was due to pay $238.5 million to Seadrill. The note was repaid in full in February 2014 with proceeds from the Senior Secured Credit Facilities as discussed further above.

$70 million Discount Note
In December 2013, as part of the acquisition of the West Sirius, the Company issued a zero coupon discount note to Seadrill for $70.0 million. The note was repayable in June 2015 and upon maturity the Company was due to pay $72.6 million to Seadrill. The note was repaid in full in February 2014 with proceeds from the Senior Secured Credit Facilities as discussed further above.

$100 million Discount Note
In March 2014, as part of the acquisition of the West Auriga, Seadrill Capricorn Holdings LLC issued a zero coupon discount note to Seadrill in an initial amount of $100.0 million. The note was repayable in September 2015 and upon maturity, the Seadrill Capricorn Holdings LLC was due to pay $103.7 million to Seadrill. This note was repaid in June 2014 with proceeds from the Amended Senior Secured Credit Facilities as further discussed above.

Revolving Credit Facility
In October 2012, the Company entered into a $300 million revolving credit facility with Seadrill. The facility is for a term of 5 years and bears interest at a rate of LIBOR plus 5.0% per annum, with an annual 2% commitment fee on the undrawn balance. During 2014 the Company drew down none of the revolving credit facility and repaid $125.9 million. The outstanding balance at December 31, 2013 was $125.9 million. On March 1, 2014, the revolving credit facility was reduced to $100 million. There were no amounts owed under the facility as of December 31, 2014.

Restrictive Covenants
The Company's facilities and related party loan agreements include financial and non-financial covenants applicable to the Company and Seadrill. Financing agreements entered into during the year ended December 31, 2014 are discussed further below. The Company and Seadrill were in compliance with the related covenants as of December 31, 2014 and December 31, 2013.
In addition to the collateral provided to lenders in the form of pledged assets, the Company's and Seadrill’s credit facility agreements generally contain financial covenants, the primary covenants being as follows:
The Amended Senior Secured Credit Facilities
Our subsidiaries that are borrowers or guarantors of the Amended Senior Secured Credit Facilities are subject to certain financial and restrictive covenants contained in our Amended Senior Secured Credit Facilities including the following:

•	Limitations on the incurrence of indebtedness and issuance of preferred equity;

•	Limitations on the incurrence of liens;

•	Limitations on dividends and other restricted payments;

•	Limitations on investments;

•	Limitations on mergers, consolidation and sales of all or substantially all assets;

•	Limitations on asset sales;

•	Limitations on transactions with affiliates;

•	Limitation on business activities to businesses similar to those now being conducted; and

•	Requirement to maintain a senior secured net leverage ratio of no more than 5.5 to 1.0 (5.0 to 1.0 for the fiscal quarter ending March 31, 2015 and thereafter).

In addition, the Amended Senior Secured Credit Facilities contain other customary terms, including the following events of default (subject to customary grace periods), upon the occurrence of which, the loans may be declared (or in some cases automatically become) immediately due and payable:

•	Failure of any borrow of the term loan to pay principal, interest or other amounts owing with respect to the loans under the Amended Senior Secured Credit Facilities;

•	Breach in any material respect of any representation or warranty contained in Amended Senior Secured Credit Facilities documentation;

•	Breach of any covenant contained in Amended Senior Secured Credit Facilities documentation;

•	The occurrence of a payment default under, or acceleration of, any indebtedness aggregating $25 million or more other than the term loan;

•	Failure by our subsidiaries that are borrowers or guarantors of our Amended Senior Secured Credit Facilities to pay or stay any judgment in excess of $25 million;

•
Repudiation by our subsidiaries that are borrowers or guarantors of our Amended Senior Secured Credit Facilities of any guarantee or collateral documents related to the Amended Senior Secured Credit Facilities;

•	Any guarantee related to the Amended Senior Secured Credit Facilities is found to be unenforceable or invalid or is not otherwise effective;

•
Any of our subsidiaries that are borrowers or guarantors of our Amended Senior Secured Credit Facilities file for bankruptcy or become the subject of an involuntary bankruptcy case or other similar proceeding;

•	The equity interests of any of the company, Seadrill Operating LP or Seadrill Capricorn Holdings LLC is pledged to anyone other than the collateral agent for the term loan; and

•	The occurrence of a change of control.

As of December 31, 2014, the Company was in compliance with all covenants under the Amended Senior Secured Credit Facilities.

Rig Financing Agreements
The Rig Financing Agreements contain various customary covenants that may limit, among other things, the ability of the borrower to:

•	sell the applicable drilling unit;

•	incur additional indebtedness or guarantee other indebtedness;

•	make investments or acquisitions;

•	pay dividends or make any other distributions if an event of default occurs; or

•	enter into inter-company charter arrangements for the drilling units not contemplated by the applicable Rig Facility.

The Rig Financing Agreements also contain financial covenants requiring Seadrill Limited to:

•	Aggregated minimum liquidity requirement for Seadrill's consolidated group: to maintain cash and cash equivalents of at least $150 million within the group.

•	Interest coverage ratio: to maintain an EBITDA to interest expense ratio of at least 2.5:1.

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

For the purposes of the above tests, EBITDA is defined as the earnings before interest, taxes, depreciation and amortization on a consolidated basis and (ii) the cash distributions from investments, each for the previous period of twelve months as such term is defined in accordance with accounting principles consistently applied. However, in the event that Seadrill or a member of the group acquires rigs or rig owning entities with historical EBITDA available for the rigs' previous ownership, such EBITDA shall be included for covenant purposes in the relevant loan agreement, and if necessary, be annualized to represent a twelve (12) month historical EBITDA. In the event that Seadrill or a member of the group acquires rigs or rig owning companies without historical EBITDA available, Seadrill is entitled to base a twelve month historical EBITDA calculation on future projected EBITDA only subject to any such new rig having (i) a firm charter contract in place at the time of delivery of the rig, with a minimum duration of twelve months, and (ii) a firm charter contract in place at the time of such EBITDA calculation, provided Seadrill provides the agent bank with a detailed calculation of future projected EBITDA. Further, EBITDA shall include any realized gains and/or losses in respect of the disposal of rigs or the disposal of shares in rig owning companies.
Cash distributions from investments are defined as cash received by Seadrill, by way of dividends, in respect of its ownership interests in companies which Seadrill does not control but over which it exerts significant influence.

In addition to financial covenants, our credit facility agreements generally contain covenants which are customary in secured financing in this industry, including operational covenants in relation to the relevant rigs, information undertakings and covenants in relation to corporate existence and conduct of our business.
The Rig Financing Agreements s also identify various events that may trigger mandatory reduction, prepayment, and cancellation of the facility including, among others, the following:

•	total loss or sale of a drilling unit securing a Rig Financing Agreements;

•	cancellation or termination of any existing charter contract or satisfactory drilling contract; and

•	a change of control.

The Rig Financing Agreements contain customary events of default, such as failure to repay principal and interest, and other events of defaults, such as:

•	failure to comply with the financial or insurance covenants;

•	cross-default to other indebtedness held by both Seadrill and its subsidiaries and by the Company;

•	failure by Seadrill or by the Company to remain listed on a stock exchange;

•	the occurrence of a material adverse change;

•
revocation, termination, or modification of any authorization, license, consent, permission, or approval as necessary to conduct operations as contemplated by the applicable Rig Financing Agreement ; and

•
the destruction, abandonment, seizure, appropriation or forfeiture of property of the guarantors or Seadrill and its subsidiaries, or the limitation by seizure, expropriation, nationalization, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority, of the authority or ability of Seadrill or any subsidiary thereof to conduct its business, which has or reasonably may be expected to have a material adverse effect.

Our secured credit facilities are secured by:

•	guarantees from rig owning subsidiaries (guarantors),

•	a first priority share pledge over all the shares issued by each of the guarantors,

•
a first priority perfected mortgage in all collateral rigs and any deed of covenant thereto, subject to contractual agreed "quiet enjoyment" undertakings with the end-user of the collateral rigs to be entered into if this is required by the relevant end-user pursuant to the relevant contract,

•	a first priority security interest over each of the rig owners' with respect to all earnings and proceeds of insurance, and

•	a first priority security interest in the earnings accounts.

Our Rig Financing Agreements also contain, as applicable, loan-to-value clauses, which could require the Company, at its option, to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. The market value of the rigs must be at least 135% of the loan outstanding.

If an event of default exists under any of the Rig Financing Agreements , the lenders have the ability to accelerate the maturity of the applicable Rig Financing Agreements and exercise other rights and remedies. In addition, if Seadrill were to default under one of its other financing agreements, it could cause an event of default under each of the Rig Financing Agreements. Further, because the Company's drilling units are pledged as security for Seadrill’s obligations under the Rig Financing Agreements , lenders thereunder could foreclose on the company’s drilling units in the event of a default thereunder. Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under the Company’s existing financing agreements, which would have a material adverse effect on us.

Seadrill was in compliance with the covenants under the Rig Facilities as of December 31, 2012, December 31, 2013, and December 31, 2014.

$1,450 million Senior Secured Credit Facility
The above facility contains materially the same covenants as those set out for the Rig Financing Agreements above. In addition to the financial covenants relating to Seadrill Limited, each of the borrowers are required to ensure that their individual Debt Service Cover ratio shall not be less than 1.15:1.
If Seadrill were to default under the facility, or to default under one of its other financing agreements, it could cause an event of default under the facility. Further, because the West Vela is pledged as security under the facility, lenders thereunder could foreclose on the West Vela in the event of a default thereunder.

Seadrill and the Company were in compliance with the covenants under the facility as of  December 31, 2013, and December 31, 2014.

Revolving credit facility
The revolving credit facility contains covenants that require us to, among other things:

•	notify Seadrill of the occurrence of any default or event of default; and

•
provide Seadrill with information in respect of its business and financial status as Seadrill may reasonably require, including, but not limited to, copies of the Company's unaudited quarterly financial statements and its audited annual financial statements.

Events of default under the revolving credit facility include, among others, the following:

•	failure to pay any sum payable under the revolving credit facility when due;

•	breach of certain covenants and obligations of the revolving credit facility;

•	a material inaccuracy of any representation or warranty;

•	default under other indebtedness in excess of $25.0 million;

•	bankruptcy or insolvency events; and

•
commencement of proceedings seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of the Company’s assets that results in an entry of an order for any such relief that is not vacated, discharged, stayed or bonded pending appeal within sixty days of the entry thereof.

As of December 31, 2012, December 31, 2013 and December 31, 2014, the Company was in compliance with all covenants under the revolving credit facility.

Note 13 – Other current liabilities
Other current liabilities are comprised of the following:

(In US$ millions)	December 31, 2014	December 31, 2013
Taxes payable	12.1	8.1
Employee and business withheld taxes, social security and vacation payment	19.5	9.6
VAT payable	6.1	9.8
Deferred mobilization/demobilization revenues short-term	15.9	20.3
Unrealized loss on derivatives	56.1	—
Accrued expenses	114.3	70.4
Other current liabilities	3.4	0.5
Total other current liabilities	227.4	118.7

Note 14 – Related party transactions
As described in Note 1, prior to the IPO closing date in October 2012, Seadrill charged the Company for the provision of technical and commercial management of the drilling units, as well as a share of Seadrill’s general and administrative costs. In connection with the IPO, the Company entered into certain agreements with affiliates of Seadrill to provide certain management and administrative services, as well as technical and commercial management services. Amounts charged to the Company for the years ended December 31, 2014, 2013 and 2012 were $158.1 million, $122.5 million and $166.1 million respectively.

Net expenses (income) with Seadrill:

(In US$ millions)	2014	2013	2012
Management and administrative fees (a) and (b)	58.6	47.1	27.5
Rig operating costs (c)	22.4	16.5	23.7
Insurance premiums (d)	20.8	21.8	17.3
Interest expense (e)	38.3	87.7	65.5
Commitment fee (f)	2.2	4.5	—
Derivative (gains) / losses (e)	41.6	(49.9)	32.9
Bareboat charters (h)	(25.8)	(4.9)	—
Other revenues due to West Polaris (i)	—	(5.8)	(19.1)
Operating expenses for West Polaris (i)	—	5.5	18.3
Total	158.1	122.5	166.1

Receivables (payables) with Seadrill:

(In US$ millions)	December 31, 2014	December 31, 2013
Trading balances due from Seadrill and subsidiaries (j)	56.7	205.9
Trading balances due to Seadrill and subsidiaries (j)	(250.0)	(292.1)
Revolving credit facility with Seadrill (f)	—	(125.9)
Rig financing agreements with Seadrill (g)	(158.8)	(1,825.2)
Loan agreement with Seadrill (g)	(78.2)	—
Vendor financing loan agreement with Seadrill (k)	(109.5)	(109.5)
Discount notes with Seadrill (l)	—	(299.9)
Deferred and contingent consideration to related party - short term portion (m)	(25.8)	—
Deferred and contingent consideration to related party - long term portion (m)	(111.2)	—
Derivatives with Seadrill - interest rate swaps (n)	6.0	42.4

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

(e)
Interest expense and loss on derivatives – consists of interest expense incurred on Rig Financing Agreements, Loan Agreements, discount notes and the $109.5 million T-15 Vendor Financing Loan as described within. Prior to entering the Rig Financing Agreements these costs were allocated to the Company from Seadrill based on the Company’s debt as a percentage of Seadrill’s overall debt. Upon entering the Rig Financing Agreements with Seadrill, the costs and expenses have been incurred by the Company.

(f)
$100 million revolving credit facility – In October 2012 the Company entered into a $300 million revolving credit facility with Seadrill. The facility is for a term of five years and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. On March 1, 2014, the revolving credit facility was amended to reduce the maximum borrowing limit from $300 million to $100 million. During 2014 the Company drew down $0.0 million on the revolving credit facility and repaid $125.9 million. As at December 31, 2014 the outstanding balance was nil.

(g)
Rig Financing Agreements and Loan Agreements – See note 12 for details of the Rig Financing Agreements and Loan Agreements. Under the agreements each rig owning subsidiary makes payments of principal and interest directly to the lenders under each Rig Financing Agreement, at Seadrill’s direction and on its behalf, corresponding to payments of principal and interest due under each Rig Financing Agreement that are allocable to each rig.

The Loan Agreement relates to the financing of the West Vencedor, which was previously classified as a Rig Financing Agreement until June 2014 when Seadrill repaid the underlying senior secured loan, and the related party agreement between the Company and Seadrill was amended to carry on this facility on the same terms. Please refer to Note 12 for further information.

(h)
Bareboat charters – In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of OPCO, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius and a wholly-owned subsidiary of OPCO, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. For year ended December 31, 2014 the net effect to OPCO of the bareboat charters was net income of $25.8 million (2013: net income of $(4.9) million).

(i)
Other revenues and expenses - During the year ended December 31, 2014 the Company earned no other revenues. During the year ended December 31, 2013 the Company earned other revenues within the Company's Nigerian service company of $5.8 million, relating to certain services, including the provision of onshore and offshore personnel, which the Company provided to Seadrill’s West Polaris drilling rig that was operating in Nigeria during that period. Related operating expenses in the year ended December 31, 2014 were nil (2013: $5.5 million).

(j)
Trading balances – Receivables and payables with Seadrill and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services, as well as, accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill and its subsidiaries are unsecured, generally bear interest at a rate equal to LIBOR plus approximately 4% per annum, and are intended to be settled in the ordinary course of business.

(k)
$109.5 million Vendor financing loan - On May 17, 2013, the Company borrowed from Seadrill $109.5 million as vendor financing to fund the acquisition of the T-15. The loan bears interest at a rate of LIBOR plus a margin of 5% and matures in May 2016.

(l)	Discount loan notes:

•
$229.9 million discount note - On December 13, 2013, as part of the acquisition of the West Sirius, Seadrill Capricorn Holdings issued a zero coupon discount note from Seadrill for $229.9 million. The note was repayable in June 2015 and upon maturity, the Company was due to pay $238.5 million to Seadrill. This note was repaid in full in February 2014 with proceeds from the Senior Secured Credit Facilities.

•
$70.0 million discount note - On December 13, 2013, as part of the acquisition of the West Sirius, the Company issued a zero coupon discount note from Seadrill for $70.0 million. The note was repayable in June 2015 and upon maturity, the Company was due to pay $72.6 million to Seadrill.This note was repaid in full in February 2014 with proceeds from the Senior Secured Credit Facilities.

•
$100.0 million discount note - On March 21, 2014, as part of the acquisition of the West Auriga, Seadrill Capricorn Holdings issued a zero coupon discount note to Seadrill in an initial amount of $100.0 million. The note was repayable in September 2015 and upon maturity, the Company was due to pay $103.7 million to Seadrill. This note was repaid in June 2014 with proceeds from the Senior Secured Credit Facilities.

(m)
Deferred consideration to related party - On the acquisition of the West Vela the Company recognized a long term deferred consideration balance of $61.7 million and a long term contingent consideration balance of $49.5 million. The short term portion of these are $12.0 million and $13.8 million respectively, which are presented within Other related party payables on the Balance Sheet. Refer to Note 3 for more information.

(n)
Derivatives with Seadrill - Interest rate swaps - As of December 31, 2014, the Company was party to interest rate swap agreements with Seadrill for a combined outstanding principal amount of approximately $690.1 million at rates between 1.10% per annum and 1.93% per annum. The swap agreements mature between July 2018 and December 2020. The net loss recognized on the Company’s interest rate swaps for the year ended December 31, 2014, was $41.6 million (year ended December 31, 2013: gain of $49.9 million). Refer to Note 15 for further information.

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

T-15 Acquisition
On May 17, 2013, pursuant to a Purchase and Sale Agreement, dated May 7, 2013, between Seadrill Limited and Seadrill Partners Operating LLC, Seadrill Partners Operating LLC acquired from Seadrill a 100% ownership interest in the entities that own and operate the tender rig T-15. This transaction was deemed to be a reorganization of entities under common control. As a result, the Company’s financial statements have been retroactively adjusted in accordance with US GAAP as if Seadrill Partners had acquired the entities that own and operate the T-15 for the entire period that the entities have been under the common control of Seadrill Limited. Refer to Note 3 for more information.

T-16 Acquisition
On October 18, 2013, pursuant to a Purchase and Sale Agreement, dated October 11, 2013, by and among Seadrill Limited, Seadrill Partners LLC and Seadrill Partners Operating LLC, acquired from Seadrill a 100% ownership interest in the entity that owns the tender rig T-16. This transaction was deemed to be a reorganization of entities under common control. As a result, the Company’s financial statements have been retroactively adjusted in accordance with US GAAP as if Seadrill Partners had acquired the entity that owns the T-16 for the entire period that the entities have been under the common control of Seadrill Limited. As consideration for the purchase, the Company issued 3,310,622 common units to Seadrill in a private placement transaction. Refer to Note 3 for more information.

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

West Auriga Acquisition
In March 2014, pursuant to a Contribution, Purchase and Sale Agreement, dated as of March 11, 2014, by and among the Company, Seadrill, Seadrill Capricorn Holdings LLC and Seadrill Americas Inc., Seadrill Capricorn Holdings LLC acquired the entities that own and operate the drillship West Auriga from Seadrill, which has been accounted for as a business combination. Seadrill has agreed to indemnify the Company, Seadrill Capricorn Holdings LLC and Seadrill Auriga Hungary Kft. against any liability they may incur under the credit facility financing the West Auriga in respect of debt that is related to other rigs owned by Seadrill that are financed under the same credit facility as the West Auriga. In order to fund the Company’s portion of the purchase price of the West Auriga acquisition, on March 17, 2014, the Company sold an aggregate of (i) 11,960,000 common units to the public at a price of $30.60 per unit and (ii) 1,633,987 common units to Seadrill at a price of $30.60 per unit, pursuant to a Unit Purchase Agreement, dated March 12, 2014, between the Company and Seadrill. Refer to Note 3 for more information.

Purchase of additional limited partner interest in Seadrill Operating LP
On July 21, 2014, the Company completed the purchase of an additional 28% limited partner interest in Seadrill Operating LP, an existing controlled subsidiary of the Company, from Seadrill for $372.8 million, pursuant to a Limited Partner Interest Purchase Agreement, dated as of July 17, 2014, between the Company and Seadrill. As a result of this acquisition, the Company’s ownership interest in Seadrill Operating LP increased from 30% to 58%.

West Vela Acquisition
On November 4, 2014, pursuant to a Contribution, Purchase and Sale Agreement, dated as of November 4, 2014, by and among Seadrill, the Company, Seadrill Capricorn Holdings LLC and Seadrill Americas Inc., Seadrill Capricorn Holdings LLC acquired the entities that own and operate the drillship West Vela from Seadrill which has been accounted for as a business combination. Seadrill has agreed to indemnify the Company, Seadrill Capricorn Holdings LLC and Seadrill Vela Hungary Kft. against any liability they may incur under the credit facility financing the West Vela in respect of debt that is related to other rigs owned by Seadrill that are financed under the same credit facility as the West Vela. Refer to Note 3 for more information.

Other indemnifications and guarantees
Tax indemnifications
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
Interest rate risk
The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company’s objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are used to repay revolving credit tranches, or placed in accounts and deposits with reputable financial institutions in order to maximize returns, whilst providing the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.
Interest rate swap agreements
For the period up to the date of the IPO, and also for the periods up to the date of acquisition for the dropdown companies, the Company was allocated a proportion of Seadrill’s loss on interest rate swaps, based on its share of floating interest rate debt. For the period after the IPO, the Company entered into its own interest rate swap agreements with Seadrill.
At December 31, 2014, the Company had interest rate swap agreements with Seadrill for an outstanding principal of $690.1 million (December 31, 2013: $2,067.8 million) swapping floating rate for an average fixed rate of 1.23% per annum. The combined total fair value of the interest rate outstanding as at December 31, 2014 amounted to a gross and net asset of $6.0 million (December 31, 2013: gross and net asset of $42.4 million). This is classified within related party receivables in the Company's balance sheet as of December 31, 2014 (December 31, 2013: within related party receivables). These agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under Gain/(loss) on derivative financial instruments. The loss recognized for 2014 was $41.6 million (2013: gain of $49.9 million, 2012 loss of $32.9 million).
At December 31, 2014, the Company had interest rate swap agreements with external parties for a combined outstanding principal of $2,881.7 million, (December 31, 2013: $0 million) swapping floating rate for an average fixed rate of 2.49% per annum. The overall effect of these swaps is to fix the interest rate on $2,881.7 million of floating rate debt at a weighted average interest rate of 1.23% per annum. The combined total fair value of the interest rate outstanding as at December 31, 2014 amounted to a gross and net liability of $56.1 million (December 31, 2013: nil). This is classified within other current liabilities in the Company's balance sheet as of December 31, 2014. These agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under Gain/(loss) on derivative financial instruments. The net loss recognized for 2014 was $83.3 million (2013: nil, 2012: nil ).

The Company’s interest rate swap agreements as at December 31, 2014, were as follows:

Outstanding principal as at December 31, 2014		Receive rate	Pay rate	Expiry of contract
(In US$ millions)
431.3	(1), (2)	3 month LIBOR	1.10%	July 2, 2018
100.0	(2)	3 month LIBOR	1.36%	October 29, 2019
80.4	(1), (2)	3 month LIBOR	1.11%	June 19, 2020
78.4	(1), (2)	3 month LIBOR	1.93%	December 21, 2020
2,881.7	(1)	3 month LIBOR	2.45% to 2.52%	February 21, 2021

(1) The outstanding principal of these amortizing swaps falls with each capital repayment of the underlying loans.
(2) Related party interest rate swap agreements.

The counterparties to the above interest rate swap agreements are Seadrill and various banks. The Company believes the counterparties to be creditworthy.

Foreign currency risk
The Company and all of its subsidiaries use the U.S. Dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. Dollars. Accordingly, the Company's reporting currency is U.S. Dollars. The Company does, however, earn revenue and incur expenses in Canadian Dollars, Euros and Nigerian Naira and there is a risk that currency fluctuations could have an adverse effect on the value of the Company's cash flows.

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

Fair Values
The carrying value and estimated fair value of the Company’s financial assets and liabilities as of December 31, 2014 and December 31, 2013 are as follows:

	December 31, 2014		December 31, 2013
(In US$ millions)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	242.7	242.7	89.7	89.7
Revolving credit facility with Seadrill	—	—	125.9	125.9
Current portion of long-term debt	76.5	76.5	—	—
Current portion of long-term debt to related party	40.4	40.4	108.3	108.3
Long-term debt	3,227.4	3,227.4	—	—
Long-term portion of debt to related party	306.1	306.1	1,826.4	1,826.4
Related party loan notes	—	—	299.9	299.9
Related party deferred and contingent consideration	137.0	137.0	—	—
The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.
The fair value of the $100 million revolving credit facility with Seadrill is considered to be equal to the carrying value, as the facility bears an interest of LIBOR plus a margin of 5.0%, with a commitment fee of 40% of the margin, which is concluded to be on arm's length terms. This is therefore categorized at level 2 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt (consisting of external debt, rig financing agreements with Seadrill and vendor financing agreements with Seadrill) are estimated to be equal to the carrying value since they bear variable interest rates, which are reset on a quarterly basis, except for the T-15 and T-16 Rig Facilities which are reset on a semi-annual basis. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. This is categorized at level 2 on the fair value measurement hierarchy.

The fair value of the related party discount notes is estimated to be equal to the carrying value. This debt was not freely tradable and could not be purchased by the Company at prices other than specified in the loan note agreements. The loan notes however were redeemable at a values that are concluded to be on arm's length terms, with an implicit rate of interest of 3.735%. This is categorized at level 2 on the fair value measurement hierarchy.

The fair value of the related party deferred and contingent consideration relating to the purchase of the West Vela is estimated to be equal to the carrying value since the liabilities have been calculated using the estimated future cash outflows discounted back to the present value. These liabilities are considered to be on arm's length terms. This is categorized at level 2 on the fair value measurement hierarchy.
Financial instruments that are measured at fair value on a recurring basis:

		Fair value measurements at reporting date using
	Total fair value as at December 31, 2014	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)		(Level 1)	(Level 2)	(Level 3)
Current assets:
Derivative instruments - Interest rate swap contracts (related party)	6.0	—	6.0	—
Total assets	6.0	—	6.0	—

Current liabilities:
Derivative instruments - Interest rate swap contracts	(56.1)	—	(56.1)	—
Total liabilities	(56.1)	—	(56.1)	—

		Fair value measurements at reporting date using
	Total fair value as at December 31, 2013	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)		(Level 1)	(Level 2)	(Level 3)
Current liabilities:
Derivative instruments - Interest rate swap contracts (related party)	(42.4)	—	(42.4)	—
Total liabilities	(42.4)	—	(42.4)	—

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).
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
The fair values of interest rate swaps are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR interest rates as of December 31, 2014 and December 31, 2013.

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
The Company has elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire. The policy covers the 2014 windstorm season from April 1, 2014 to May 1, 2015.The Company is negotiating the renewal of the insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire. If renewed, the policy will cover the 2015 windstorm season from May 1, 2015 to March 31, 2016.

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

Protection and Indemnity Insurance
Seadrill purchases Protection and Indemnity insurance and Excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims of up to $250 million per event and in the aggregate for the West Vencedor, T-15 and T-16, up to $400 million per event and in the aggregate for the West Aquarius, West Capella and West Leo, up to $750 million per event and in the aggregate for each of the West Capricorn,West Sirius, West Auriga and West Vela.

OPCO retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Nordea Bank Finland Plc and Danske Bank A/S. The Company considers these risks to be remote.
In the years ended December 31, 2014, 2013, and 2012 the Company's contract revenues were attributable to the following customers:

	2014	2013	2012
BP	41.5%	35.0%	28.9%
ExxonMobil *	26.4%	14.5%	23.6%
Tullow	17.4%	18.8%	13.9%
Chevron	14.7%	12.1%	9.4%
Total	—%	19.6%	24.2%
Total	100.0%	100.0%	100.0%
* During 2014 and 2013 the ExxonMobil drilling contract was assigned to Hibernia Management and Development Co. Ltd and Statoil Canada Ltd.
Note 16 – Commitments and contingencies
Legal Proceedings
From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions in the ordinary course of business or in connection with our acquisition or disposal activities. We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of December 31, 2014.

Pledged Assets
The book value of assets pledged under mortgage and overdraft facilities at December 31, 2014 and 2013 was $4,953.4 million, and $3,442.6 million, respectively.

Purchase Commitments
At December 31, 2014 and 2013 the Company had no contractual purchase commitments.

Guarantees
At December 31, 2014 the Company has issued guarantees in favor of third parties as follows, which is the maximum potential future payment for each type of guarantee:

(in US$ millions)	December 31, 2014	December 31, 2013
Guarantees to customers of the Company's own performance	370.0	530.0
Guarantee in favor of banks	515.5	103.4
Total	885.5	633.4

Note 17 – Earnings per unit and cash distributions
The calculations of basic and diluted earnings per unit are presented below. Earnings per unit information has not been presented for any period prior to the Company’s IPO as the information is not comparable due to the change in the Company’s structure and the basis of preparation of the financial statements as described in Note 1.

(in US $ millions, except per unit data)	Year ended December 31, 2014	Year ended December 31, 2013
Net income attributable to:
Common unitholders	$109.2	$56.4
Subordinated unitholders	29.0	30.2
Seadrill member interest (1)	—	57.8
Net income attributable to Seadrill Partners LLC owners	$138.2	$144.4

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	62,374	26,266
Subordinated unitholders	16,543	16,543

Earnings per unit (basic and diluted):
Common unitholders	$1.75	$2.15
Subordinated unitholders	$1.75	$1.83

Cash distributions declared and paid in the period per unit (2)	$1.6025	$1.2325

Subsequent event: Cash distributions declared and paid relating to the period per unit (3) :	$0.5675	$0.4450

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

•	first, 100.0% to all unitholders, until each unitholder receives a total of $0.4456 per unit for that quarter (the “first target distribution”);

•
second, 85% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.4844 per unit for that quarter (the “second target distribution”);

•
third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5813 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, and 50.0% to the holders of the incentive distribution rights, pro rata.
The percentage interests set forth above assumes that the Company does not issue additional classes of equity securities.

Note 18 - Supplementary cash flow information

The table below summarizes the non-cash investing and financing activities relating to the periods presented:

(In US$ millions)	2014	2013	2012
Purchase of West Auriga, issuance of loan note to related party (1)	100.0	—	—
Purchase of West Vela, deferred consideration payable to related party (2)	73.7	—	—
Purchase of West Vela, contingent consideration payable to related party (2)	65.7	—	—
Capital injection due to forgiveness of related party payables	—	40.5	—

1.	The purchase of the West Auriga was financed by the issuance of a discount loan note: refer to Note 3 - Business acquisitions

2.	The purchase of the West Vela was financed partly by deferred and contingent consideration: refer to Note 3 - Business acquisitions

Note 19 – Subsequent Events

Distribution declared

On January 27, 2015, the Company declared a distribution for the fourth quarter of 2014 of $0.5675 per unit, which was paid on February 13, 2015 to unitholders of record on February 6, 2015.

Amendment and extension of the West Vencedor loan agreement
On April 14, 2015 the related party loan agreement with Seadrill for the West Vencedor was amended with a new maturity date of June 25, 2018. Prior to the extension and amendment of the loan agreement for the West Vencedor the remaining balance of the loan was due in 2015. Under the extension associated with the amendment, the loan will bear interest at a rate equal to LIBOR plus a margin of 2.25%, and provide for a guarantee fee of 1.4% and a balloon payment of $20.6 million amount due at maturity. Repayments of principal of $4.1 million will be due quarterly.
Subsequent to the amendment the portion of the loan due within 12 months of the balance sheet date is equal to $20.6 million while the long-term portion is equal to $57.6 million. Accordingly the Company's balance sheet as at December 31, 2014 has been conformed to reflect this revised profile.
The extension of the maturity date of the loan was granted in return for additional security which includes pledging the West Vencedor, as well as the assignment of earnings and insurances.

Notice of termination for the West Sirius contract and extension of the West Capricorn contract
On March 30, 2015 the Company received a notice of termination from BP Exploration & Production Inc. ("BP") for the contract for the West Sirius which will be effective after having completed the current well and demobilization, which the Company estimates to be by early May 2015.
Commencing April 1, 2015, the dayrate and term for the West Sirius and West Capricorn contracts were swapped. The West Sirius dayrate was decreased by $40,000 per day and the term was decreased by two years to expire in July 2017 while the dayrate for the West Capricorn was increased by $40,000 per day and the term was extended by two years to expire in July 2019. Amortized payments from BP for the West Capricorn for items such as mobilization and upgrades will continue on the original schedule ending in July 2017.  In accordance with the cancellation provisions in the West Sirius contract, the Company will receive payments of up to $297,000 per day from BP over the remaining contract term, now expiring in July 2017.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEADRILL PARTNERS LLC (Registrant)

Date: April 21, 2015

	By:	/s/ Graham Robjohns
	Name:	Graham Robjohns
	Title:	Chief Executive Officer of Seadrill Partners LLC (Principal Executive Officer of Seadrill Partners LLC)