Form 20-F
period 2015-12-31
Seadrill Partners LLC
filed 2016-04-28
CIK 1553467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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

John Roche
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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

SEADRILL PARTNERS LLC

Presentation of Information in this Annual Report
This annual report on Form 20-F for the year ended December 31, 2015, or the annual report, should be read in conjunction with the Consolidated and Combined Carve-Out Financial Statements and accompanying notes included in this report. Unless the context otherwise requires, references in this annual report to “Seadrill Partners LLC,” “Seadrill Partners,” the “Company,” “we,” “our,” “us” or similar terms refer to Seadrill Partners LLC, a Marshall Islands limited liability company, or any one or more of its subsidiaries (including OPCO, as defined below), or to all of such entities, and, for periods prior to the Company's initial public offering on October 24, 2012, the Company's combined entity. References to the Company's “combined entity” refer to the subsidiaries of Seadrill Limited that had interests in the drilling units in the Company's initial fleet prior to the Company's initial public offering, or in the case of drilling units subsequently acquired from Seadrill Limited in transactions between parties under common control, the subsidiaries of Seadrill Limited that had interests in the drilling units prior to the date of acquisition. References in this annual report to “Seadrill” refer, depending on the context, to Seadrill Limited (NYSE: SDRL) and to any one or more of its direct and indirect subsidiaries. References to “Seadrill Management” refer to Seadrill Management Ltd, Seadrill Management AS, and Seadrill UK Ltd, the entities that do or have provided the Company with personnel and management, administrative, financial and other support services.
The Company owns (i) a 58% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through the Company's 100% ownership of its general partner, Seadrill Operating GP LLC, (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC and (iii) a 100% interest in Seadrill Partners Operating LLC. Seadrill Operating LP owns: (i) a 100% interest in the entities that own and operate the West Aquarius, the West Vencedor, West Leo and the West Polaris (ii) an approximate 56% interest in the entity that owns and operates the West Capella and (iii) a 100% limited liability company interest in Seadrill Partners Finco LLC. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn, the West Sirius, the West Auriga, and the West Vela. Seadrill Partners Operating LLC owns 100% of the entities that own and operate the T-15 and T-16. Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC are collectively referred to as “OPCO.”
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
References in this annual report to “ExxonMobil,” “Chevron,” “Total”, “BP”, "Tullow" and "Petronas" refer to subsidiaries of ExxonMobil Corporation, Chevron Corporation, Total S.A., BP Plc, Tullow Plc and "Petroliam Nasional Berhad (PETRONAS)" respectively, that are the Company’s customers.

Important Information Regarding Forward Looking Statements

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.

This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this annual report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this annual report, and in the documents incorporated by reference in this annual report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•
the Company's distribution policy and the Company's ability to make cash distributions on the Company's units or any increases or decreases in distributions and the amount of such increases or decreases;

•	the Company's ability to borrow under the credit facility between OPCO, as borrower, and Seadrill, as lender;

•	the Company's future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt;

•	the ability of the Company, OPCO and Seadrill to comply with financing agreements and the effect of restrictive covenants in such agreements;

•	the ability of the Company's drilling units to perform satisfactorily or to the Company's expectations;

i

•	the financial condition of Seadrill;

•	fluctuations in the international price of oil;

•	discoveries of new sources of oil that do not require deepwater drilling units;

•	the development of alternative sources of fuel and energy;

•	technological advances, including in production, refining and energy efficiency;

•	weather events and natural disasters;

•	the Company's ability to meet any future capital expenditure requirements;

•	the Company's ability to maintain operating expenses at adequate and profitable levels;

•	expected costs of maintenance or other work performed on the Company's drilling units and any estimates of downtime;

•	the Company's ability to leverage Seadrill’s relationship and reputation in the offshore drilling industry;

•	the Company's ability to purchase drilling units in the future, including from Seadrill;

•	increasing the Company's ownership interest in OPCO;

•	delay in payments by, or disputes with the Company’s customers under its drilling contracts;

•	the financial condition of the Company’s customers and their ability and willingness to fund oil exploration, development and production activity;

•	the Company’s ability to comply with, maintain, renew or extend its existing drilling contracts;

•	the Company’s ability to re-deploy its drilling units upon termination of its existing drilling contracts at profitable dayrates;

•	the Company's ability to respond to new technological requirements in the areas in which the Company operates;

•	the occurrence of any accident involving the Company’s drilling units or other drilling units in the industry;

•
changes in governmental regulations that affect the Company and the interpretations of those regulations, particularly those that relate to environmental matters, export or import and economic sanctions or trade embargo matters, regulations applicable to the oil industry and tax and royalty legislation;

•	competition in the offshore drilling industry and other actions of competitors, including decisions to deploy or scrap drilling units in the areas in which the Company currently operates;

•	the availability on a timely basis of drilling units, supplies, personnel and oil field services in the areas in which the Company operates;

•	general economic, political and business conditions globally;

•	military operations, terrorist acts, wars or embargoes;

•	potential disruption of operations due to accidents, political events, piracy or acts by terrorists;

•	the Company's ability to obtain financing in sufficient amounts and on adequate terms;

•	workplace safety regulation and employee claims;

•	the cost and availability of adequate insurance coverage;

•	the Company's fees and expenses payable under the advisory, technical and administrative services agreements and the management and administrative services agreements;

•	the taxation of the Company and distributions to the Company's unitholders;

•	future sales of the Company's common units in the public market;

•	acquisitions and divestitures of assets and businesses by Seadrill; and

•	the Company's business strategy and other plans and objectives for future operations.

We caution readers of this annual report not to place undue reliance on these forward-looking statements, which speak only as of their dates.  We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

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

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in millions, except per unit data)
Statement of Operations Data:
Total operating revenues	$1,741.6	$1,342.6	$1,064.3	$911.8	$678.9
Total operating expenses	(897.9)	(727.8)	(576.6)	(479.7)	(330.9)
Net operating income	843.7	614.8	487.7	432.1	348.0
Total financial items	(254.7)	(265.4)	(39.1)	(99.6)	(132.3)
Income before income taxes	589.0	349.4	448.6	332.5	215.7
Income taxes	(100.6)	(34.8)	(33.2)	(38.9)	(34.7)
Net income	$488.4	$314.6	$415.4	$293.6	$181.0
Earnings per unit (basic and diluted) (1)
Common unitholders	$2.45	$1.75	$2.15	$0.29	$—
Subordinated unitholders	$2.45	$1.75	$1.83	$0.13	$—

(1) Earnings per unit information has not been presented for any period prior to the Company’s initial public offering (“IPO”).  The equity holders of the Company subsequent to the IPO had no contractual rights over the earnings of the Company for periods prior to the IPO on October 24, 2012. Therefore the earnings per unit in 2012 only relates to the post IPO earnings.

	As at December 31,
	2015	2014	2013	2012	2011
	(in millions, except fleet and unit data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$319.0	$242.7	$89.7	$21.2	$15.5
Drilling units	5,547.3	5,141.1	3,448.3	3,241.9	1,837.0
Total assets	6,841.1	6,268.1	4,062.6	3,754.9	3,344.6
Total interest bearing debt (1)	3,840.2	3,572.0	2,350.5	2,057.0	2,166.0
Total equity	2,097.4	2,044.3	1,254.6	1,424.4	1,252.5

(1) During the year ended December 31, 2015 the Company adopted Accounting Standards Update (ASU) 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires the debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. Accordingly the selected financial data has been retrospectively adjusted to reflect the adoption of this ASU. The following amounts have been presented in the balance sheet as a direct deduction from the carrying amount of the debt liability. Prior to the adoption of ASU 2015-03, these were presented as "Other current assets" or "Other non-current assets".

	As at December 31,
	2015	2014	2013	2012	2011
	(in millions)
Balance Sheet Data (at end of period):
Deferred charges - current and non-current portion	$58.1	$78.4	$10.0	$19.0	$20.4

Please also refer to "Note 2 - Accounting policies" of the notes to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in millions, except fleet and unit data)
Cash Flow Data:
Net cash provided by operating activities	$859.8	$608.7	$564.0	$278.2	$395.2
Net cash used in investing activities	(376.3)	(1,542.8)	(159.3)	(283.5)	(1,010.8)
Net cash provided by / (used in) financing activities	(407.6)	1,087.1	(336.2)	11.0	625.9
Net increase in cash and cash equivalents	76.3	153.0	68.5	5.7	10.3
Fleet Data (1):
Number of drilling units at end of period	11	10	8	6	5
Average age of drilling units at end of period (years)	4.7	3.6	3.1	2.9	2.3
Other Financial Data:
Capital expenditures	$(18.6)	$(31.6)	$(159.3)	$(283.5)	$(594.5)
Distributions declared per unit	1.9525	2.1700	1.6775	0.2906	—
Members Capital:
Total members capital (excluding non-controlling interest)	964.3	928.2	299.0	524.6	946.2
Common Unitholders—units	75,278,250	75,278,250	44,400,563	24,815,000	—
Subordinated Unitholders—units	16,543,350	16,543,350	16,543,350	16,543,350	—

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
The Company's cash flow depends completely on OPCO’s distributions to the Company as one of its owners. The amount of cash OPCO can distribute to its owners principally depends upon the amount of cash it generates from its operations, which may fluctuate from quarter to quarter based on, among other things:

•	the dayrates it obtains under its drilling contracts;

•	the level of its rig operating costs, such as the cost of crews, repair, maintenance and insurance;

•	the levels of reimbursable revenues and expenses;

•	its ability to re-contract its drilling units upon expiration or termination of an existing drilling contract and the dayrates it can obtain under such contracts;

•	delays in the delivery of any new drilling units and the beginning of payments under drilling contracts relating to those drilling units;

•	the timeliness of payments from customers under drilling contracts;

•	earn-out payment obligations related to purchases of drilling units;

•	prevailing global and regional economic and political conditions, including the current decline in the price of oil and gas;

•	time spent mobilizing drilling units to the customer location;

•	changes in local income tax rates;

•	currency exchange rate fluctuations and currency controls; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of its business.
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

•	restrictions under laws applicable to OPCO and its subsidiaries that affect their ability to pay distributions;

•	the ability to make working capital borrowings and availability under the sponsor credit facility; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by the Company's board of directors.
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
The source of the Company's earnings and cash flow consists exclusively of cash distributions from OPCO. Therefore, the amount of cash distributions the Company is able to make to the Company's unitholders fluctuates, based on the level of distributions made by OPCO to its owners, including the Company, and the level of cash distributions made by OPCO's operating subsidiaries to OPCO. OPCO or any such operating subsidiaries may make quarterly distributions at levels that will not permit the Company to make distributions to the Company's common unitholders at the minimum quarterly distribution level or to increase the Company's quarterly distributions in the future. In addition, while the Company would expect to increase or decrease distributions to the Company's unitholders if OPCO increases or decreases distributions to the

Company, the timing and amount of any such increased or decreased distributions will not necessarily be comparable to the timing and amount of the increase or decrease in distributions made by OPCO to the Company.
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
Many of these factors will reduce the amount of cash the Company may otherwise have available for distribution. The Company may not be able to pay distributions, and any distributions the Company makes may not be at or above the Company's minimum quarterly distribution. For example, on February 12, 2016, the Company reduced its quarterly distribution to $0.25 per common unit for the quarter ended December 31, 2015. The actual amount of cash that is available for distribution to the Company's unitholders depends on several factors, many of which are beyond the Company's control.
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
In determining the amount of cash available for distribution by OPCO, the Company's board of directors will approve the amount of cash reserves to set aside for the Company and OPCO, including reserves for estimated maintenance and replacement capital expenditures, current and future debt service requirements, working capital, reserves required to comply with applicable law and financing or other agreements. OPCO will also rely upon external financing sources, including commercial borrowings, to fund its capital expenditures. Accordingly, to the extent OPCO does not have sufficient cash reserves or is unable to obtain financing, its cash distribution policy may significantly impair its ability to meet its financial needs or to grow.

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
Use of cash from operations to expand or maintain the Company’s fleet will reduce cash available for the Company to distribute to its unitholders. The Company's ability to obtain bank financing or to access debt and equity capital markets may be limited by the Company's financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions, fluctuations and current decline in the price of oil and consequently our services, changes in the offshore drilling industry and contingencies and uncertainties that are beyond the Company's control. Failure to obtain the funds for future capital expenditures could have a material adverse effect on the Company's business, results of operations and financial condition and on the Company's ability to make cash distributions. Even if the Company is successful in obtaining necessary funds, the terms of any debt financings could limit the Company’s ability to pay distributions to unitholders. In addition, incurring additional debt may significantly increase the Company's interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to pay the minimum quarterly distribution to unitholders, both of which could have a material adverse effect on the Company's ability to make cash distributions.
The Company’s debt levels may limit its flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to unitholders.
As of December 31, 2015, the Company's consolidated debt was approximately $3,898.3 million. The Company has the ability to incur additional debt. Please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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
Furthermore, certain of the Company’s financing agreements contain cross-default clauses which are linked to other indebtedness of Seadrill. In the event of a default by Seadrill under one of its financing agreements, the Company could be adversely affected by the cross-default clauses, even if Seadrill cures any such default.
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
The operating and financial restrictions and covenants in the financing agreements of Seadrill, or the Company and any future financing agreements of Seadrill or the Company, could adversely affect the Company's ability to finance future operations or capital needs or to engage, expand or pursue the Company's business activities. For example, subject to certain exceptions, the financing agreements may restrict the Company's ability to:

•	enter into other financing agreements;

•	incur additional indebtedness;

•	create or permit liens on the Company's assets;

•	sell drilling units or the capital stock of the Company's subsidiaries;

•	change the nature of the Company's business;

•	make investments;

•	pay distributions to the Company's unitholders or to the Company, respectively;

•	change the management and/or ownership of the drilling units;

•	make capital expenditures;

•	enter into transactions with Seadrill or its affiliates; and

•	compete effectively to the extent the Company's competitors are subject to less onerous restrictions.
For more information, please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
The Company’s or Seadrill’s ability to comply with the restrictions and covenants, including financial ratios and tests, contained in any financing agreements of Seadrill or the Company is dependent on future performance and may be affected by events beyond its control, including prevailing economic, financial and industry conditions. If market or other economic conditions continue to deteriorate, the Company’s or Seadrill’s ability to comply with these covenants may be impaired. If the Company or Seadrill is unable to comply with the restrictions and covenants in the agreements governing its indebtedness or in current or future debt financing agreements, there could be a default under the terms of those agreements. Seadrill’s obligations under its facilities in which the Company participates could exceed the indebtedness of the Company and its subsidiaries under such agreements. If a default occurs under these agreements, lenders could terminate their commitments to lend and/or accelerate the outstanding loans and declare all amounts borrowed due and payable. The Company has pledged its drilling units as security either under the Company's financing facilities or under Seadrill’s financing facilities in which the Company participates. If the Company's or Seadrill’s lenders were to foreclose on the Company’s drilling units in the event of a default, this may adversely affect the Company’s ability to finance future operations or capital needs or to engage in, expand or pursue its business activities. In addition, some of the Company’s loan agreements contain cross-default provisions, meaning that if the Company is in default under one of its loan agreements, amounts outstanding under its other loan agreements may also be accelerated and become due and payable. If any of these events occur, the Company cannot guarantee that the Company’s assets will be sufficient to repay in full all of its outstanding indebtedness, and the Company may be unable to find alternative financing. Even if the Company could obtain alternative financing, that financing might not be on terms that are favorable or acceptable. Any of these events would adversely affect its ability to make distributions to the Company's unitholders and cause a decline in the market price of the Company's common units. Please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
Restrictions in the Company’s debt agreements and Marshall Islands law may prevent the Company from paying distributions.
The payment of principal and interest on the Company’s debt will reduce cash available for distribution to the Company and to its unitholders. The Company’s and OPCO’s financing agreements contain restrictions on the ability of the Company or OPCO to pay distributions to the Company's unitholders or to the Company, respectively, under certain circumstances. In addition, the Company’s current financing agreements contain provisions that, upon the occurrence of certain events, permit lenders to terminate their commitments and/or accelerate the outstanding loans and declare all amounts due and payable, which may prevent the Company from paying distributions to its unitholders. These events include, among others:

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

The Company or OPCO may also be unable to pay distributions due to restrictions under Marshall Islands law. Under the Marshall Islands Limited Liability Company Act of 1996 (the “Marshall Islands Act”), the Company may not make a distribution to the Company's unitholders if, after giving effect to the distribution, all the Company’s liabilities, other than liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the assets of the Company, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the Company only to the extent that the fair value of that property exceeds that liability. Identical restrictions exist on the payment of distributions by OPCO to its members or partners, as applicable. Moreover, subsidiaries of the Company and OPCO not organized in the Marshall Islands are subject to certain restrictions on payment of distributions pursuant to the law of their jurisdictions of organization.

Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under the Company’s existing financing agreements, which would have a material adverse effect on the Company.
Some of the Company’s existing financing agreements contain cross-default provisions that may be triggered if Seadrill defaults under the terms of its existing or future financing agreements. In turn, Seadrill’s existing financing arrangements contain cross-default provisions that may be triggered if any of its key subsidiaries default under the terms of their existing or future financing arrangements. On April 28, 2016, Seadrill executed amendment and waiver agreements in respect of all of its senior secured credit facilities, as part of its efforts to maintain liquidity. The amendment and waiver agreements, among other things, amend the equity ratio, leverage ratio, minimum value clauses and minimum liquidity requirements under Seadrill’s and certain of our secured credit facilities until June 30, 2017. The key terms and conditions related to the amendment and waiver agreements in respect of our credit facilities are set forth in Note 11-“Debt” to the audited Consolidated and Combined Carve-Out Financial Statements included elsewhere in this annual report. The amendment and waiver agreements are subject to, among other things, Seadrill’s compliance with the processes and undertakings set forth therein, including agreements in respect of progress milestones towards the agreement of, and implementation plan in respect of, a comprehensive financing package. There can be no assurance that Seadrill will maintain compliance with the covenants under its senior secured credit facilities and the processes and undertakings set forth in the amendment and waiver agreements, or that any potential debt restructuring, reorganization or recapitalization will be undertaken or be successful.
In addition Seadrill also consolidates certain Variable Interest Entities (VIEs) owned by Ship Finance International Limited (NYSE: SFL), or Ship Finance. Seadrill's cross-default provisions could also be triggered if Ship Finance or one of the consolidated VIEs breached the terms of their financing arrangements. In the event of a default by Seadrill under one of its financing agreements, the lenders under some of the Company’s existing financing agreements could determine that the Company is in default under its financing agreements. This could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including the Company’s drilling units, even if Seadrill were to subsequently cure its default. In the event of such acceleration and foreclosure, the Company might not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on the Company's business, results of operations and financial condition and would significantly reduce its ability, or make it unable, to make distributions to the Company's unitholders for so long as such default is continuing.
The failure to consummate or integrate acquisitions in a timely and cost-effective manner could have an adverse effect on the Company's financial condition and results of operations.
The Company believes that acquisition opportunities may arise from time to time, and any such acquisition could be significant. Under the Company's omnibus agreement with Seadrill, subject to certain exceptions, Seadrill is obligated to offer to the Company any of its drilling units acquired or placed under drilling contracts of five or more years. Although the Company is not obligated to purchase any of these drilling units offered by Seadrill, any acquisition could involve the payment by the Company of a substantial amount of cash, the incurrence of a substantial amount of debt or the issuance of a substantial amount of equity. Certain acquisition and investment opportunities may not result in the consummation of a transaction. In addition, the Company may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. The Company cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of its common units. The Company's future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets, the risk of failing to successfully and timely integrate the operations or management of any acquired businesses or assets and the risk of diverting management’s attention from existing operations or other priorities. The Company may also be subject to additional costs related to compliance with various international laws in connection with such acquisition. If the Company fails to consummate and integrate its acquisitions in a timely and cost-effective manner, its financial condition, results of operations and cash available for distribution could be adversely affected.

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
Oil and gas prices are extremely volatile and are affected by numerous factors beyond the Company's control, including the following:

•	worldwide production and demand for oil and gas ;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices and production;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain levels and pricing;

•	the level of production in non-OPEC countries;

•	government regulations, including restrictions on offshore transportation of oil and gas;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	development and exploitation of alternative fuels and non-conventional hydrocarbon production, including shale;

•	worldwide economic and financial conditions and the effect on the demand for oil and gas and consequently our services;

•	the policies of various governments regarding exploration and development of their oil and gas reserves;

•	accidents, severe weather, natural disasters and other similar incidents relating to the oil and gas industry; and

•
the worldwide political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East, Eastern Europe or other geographic areas or further acts of terrorism in the United States, Europe or elsewhere.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, have and could continue to negatively affect the Company's future growth. Sustained periods of low oil and gas prices have resulted in reduced exploration and drilling because oil and gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry which often results in drilling rigs, particularly older and less technologically-advanced drilling rigs, being idle for long periods of time. The Company cannot predict the future level of demand for drilling rigs or future conditions of the oil and gas industry. In response to the decrease in the prices of oil and gas, a number of the Company's oil and gas company customers have announced significant decreases in budgeted expenditures for offshore drilling. Any future decrease in exploration, development or production expenditures by oil and gas companies could reduce the Company's revenues and materially harm its business, results of operations and cash available for distribution.

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
The oil and gas drilling industry is cyclical, and the industry is currently in a downcycle. Crude oil prices have fallen significantly during the past two years. The price of Brent crude has fallen from over $100 per barrel in March 2014, to approximately $39.60 per barrel as of March 31, 2016. The significant decrease in oil and natural gas prices is expected to continue to reduce many customers’ demand for drilling services. In response to the decrease in the prices of oil and gas, a number of our oil and gas company customers have announced significant decreases in budgeted expenditures for offshore drilling. Declines in capital spending levels, coupled with additional newbuild supply, have and are likely to continue to put significant pressure on dayrates and utilization. The decline and the risk of a continued decline or stagnation in oil and/or gas prices could cause oil and gas companies to further reduce their overall level of activity or spending, in which case demand for our services may further decline and revenues may continue to be adversely affected through lower drilling unit utilization and/or lower dayrates.
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
If we are unable to secure contracts for our drilling units upon the expiration of our existing contracts, we may idle or stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. We currently have one idle unit, the West Sirius. The drilling contract was terminated early in April 2015 and the unit is currently "cold" stacked. In addition the drilling contract for the West Vencedor is expected to expire during the third quarter of 2016, and this drilling unit could also be idled or stacked. We have not yet secured a new contract for either of these drilling units. If our lenders are not confident that we are able to employ our assets, we may be unable to secure additional financing on terms acceptable to us or at all.
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
In addition, pursuant to the management and administrative services agreement, Seadrill Management provides the Company with significant management, administrative, financial and other support services and/or personnel. Subsidiaries of Seadrill also provide advisory, technical and administrative services to the Company’s fleet pursuant to advisory, technical and administrative services agreements. The Company's operational success and ability to execute the Company's growth strategy depends significantly upon the satisfactory performance of these services. The Company's business will be harmed if Seadrill and its subsidiaries fail to perform these services satisfactorily, if they cancel their agreements with the Company or if they stop providing these services to it. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions.”

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
The Company's operating expenses and maintenance costs depend on a variety of factors including crew costs, provisions, equipment, insurance, maintenance and repairs and shipyard costs, many of which are beyond the Company's control and affect the entire offshore drilling industry. During periods after which a rig becomes idle, the Company may decide to “warm stack” the rig, which means the rig is kept fully operational and ready for redeployment, and maintains most of its crew. As a result, the Company's operating expenses during a warm stacking will not be substantially different than those the Company would incur if the rig remained active. The Company may also decide to “cold stack” the rig, which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is assigned to an active rig or dismissed. For example, the Company has cold stacked the West Sirius drilling unit following its early contract termination by BP. Reductions in costs following the decision to cold stack a rig may not be immediate, as a portion of the crew may be required to prepare the rig for such storage. Moreover, as the rigs are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in supply of offshore drilling rigs and demand for contract drilling services, which in turn, affect dayrates, and the economic utilization and performance of the Company’s fleet of drilling rigs. However, operating costs are generally related to the number of drilling rigs in operation and the cost level in each country or region where such drilling rigs are located. In addition, equipment maintenance costs fluctuate depending upon the type of activity that the drilling rig is performing and the age and condition of the equipment. Escalation provisions contained in the Company’s drilling contracts may not be adequate to substantially mitigate these increased operating and maintenance costs. In connection with new assignments, the Company might incur expenses relating to preparation for operations under a new contract. The expenses may vary based on the scope and length of such required preparations and the duration of the contractual period over which such expenditures are amortized. In situations where the Company’s drilling units incur idle time between assignments, the opportunity to reduce the size of its crews on those drilling units is limited as the crews will be engaged in preparing the drilling unit for its next contract. When a drilling unit faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare drilling units for stacking and maintenance in the stacking period. Should drilling units be idle for a longer period, the Company may not be successful in redeploying crew members, who are not required to maintain the drilling units, and therefore may not be successful in reducing the Company's costs in such cases.
Any limitation in the availability or operation of the Company’s drilling units could have a material adverse effect on the Company's business, results of operations and financial condition and could significantly reduce the Company's ability to make distributions to its unitholders.
As at March 31, 2016, the Company’s fleet consisted of four semi-submersible drilling rigs, four drillships and three tender rigs. If any of the Company’s drilling units are unable to generate revenues as a result of the expiration or termination of its drilling contracts or sustained periods of downtime, the Company's results of operations and financial condition could be materially adversely affected.
Some of the Company’s customers have the right to terminate their drilling contracts without cause upon the payment of an early termination fee. For example, the West Sirius contract permitted such a termination upon payment of $297,000 per day until July 2017. However, such payments may not fully compensate the Company for the loss of the drilling contract. Under certain circumstances the Company’s contracts may permit customers to terminate contracts early without the payment of any termination fees as a result of non-performance, total loss of the rigs, extended periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events beyond the Company’s control. During periods of challenging market conditions, the Company may be subject to an increased risk of its customers seeking to repudiate their contracts, including through claims of non-performance. The Company’s customers’ ability to perform their obligations under their drilling contracts may also be negatively impacted by the prevailing uncertainty surrounding the development of the world economy and the credit markets. If a customer cancels its contract, and the Company is unable to secure a new contract on a timely basis and on substantially similar terms, or if a contract is suspended for an extended period of time or if a contract is renegotiated on different terms, it could adversely affect the Company's business, results of operations and financial condition and may reduce the amount of cash the Company has available to distribute to the Company and that the Company has available for distribution to its unitholders. For more information regarding the termination provisions of the Company’s drilling contracts, please read Item 4 “Information on the Company—Business Overview—Drilling Contracts.”
The Company currently derives the vast majority of its revenue from four customers, and the loss of any of these customers could result in a material loss of revenues and cash flow.
The Company currently derives the vast majority of its revenues and cash flow from four customers. For the year ended December 31, 2015, BP accounted for 44.8%, ExxonMobil(*) accounted for 32.1%, Tullow accounted for 13.5%, and Chevron accounted for 8.5% of total revenues, respectively. All of the Company’s drilling contracts have fixed terms, but may be terminated early due to certain events or might nevertheless be lost in the event of unanticipated developments, such as the deterioration in the general business or financial condition of a customer, resulting in its inability meet its obligations under its contracts with the Company. The Company's contract with Petronas Myanmar relating to the West Vencedor is expected to expire in the July 2016, and no subsequent employment has been obtained for the West Vencedor.
* The West Aquarius was assigned to Hibernia Management for the duration of 2015.
Furthermore, the drilling contract for the West Sirius was terminated early and ended in April 2015. No subsequent employment has been obtained for the West Sirius.
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
The offshore drilling markets in which the Company competes experience fluctuations in the demand for drilling services, as measured by the level of exploration and development expenditures and supply of capable drilling equipment. The Company's contract with Petronas Myanmar relating to the West Vencedor is expected to expire in the third quarter of 2016, and no subsequent employment has been obtained for the West Vencedor. The drilling contract for the West Sirius was terminated early in April 2015 and the unit is currently stacked. No subsequent employment has been obtained for the West Sirius.
The existing drilling contracts for the remainder of the Company's drilling units , are scheduled to expire from April 2017 through November 2020. The Company cannot guarantee that it will be able to obtain contracts for its drilling units upon the expiration or termination of their current contracts or that there will not be a gap in employment of the rigs between current contracts and subsequent contracts. In particular, if oil and gas prices remain as low as they are currently, or it is expected that such prices will remain low or decrease in the future, at a time when the Company is seeking to arrange contracts for the its drilling units, the Company may not be able to obtain drilling contracts at attractive dayrates or at all.
If the dayrates which the Company receives for the reemployment of the Company's current drilling units are less favorable, the Company will recognize less revenue from their operations. The Company's ability to meet its cash flow obligations will depend on the Company's ability to consistently secure drilling contracts for the Company's drilling units at sufficiently high dayrates. The Company cannot predict the future level of demand for the Company's services or future conditions in the oil and gas industry. If current market conditions continue and oil and gas companies do not increase exploration, development and production expenditures, the Company may have difficulty securing drilling contracts, or the Company may be forced to enter into contracts at unattractive dayrates, which would adversely affect the Company's ability to make distributions to the Company's unitholders.
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
The offshore drilling industry has historically been cyclical and is impacted by oil and gas price levels and volatility. There have been periods of high demand, short rig supply and high dayrates, followed by periods of low demand, excess rig supply and low dayrates, such as the downturn that we are currently experiencing. Changes in commodity prices can have a dramatic effect on rig demand, and periods of excess rig supply may intensify competition in the industry and result in the idling of older and less technologically advanced equipment. The Company may in the future idle or stack rigs or enter into lower dayrate drilling contracts in response to market conditions. The Company cannot predict when or if any idled or stacked rigs will return to service.
Competitive pressures and other factors may result in significant price competition, particularly during the current industry downturn and any future downturn, which could have a material adverse effect on the Company's financial position, results of operations, cash flows and ability to make distributions to the Company's unitholders.
A continued economic downturn in the world economy could have a material adverse effect on the Company's revenue, profitability and financial position.
The Company depends on its customers' willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. The world economy is currently facing a number of challenges. Concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for the Company's services. These potential developments, or market perceptions concerning these and related issues, could affect the Company's financial position, results of operations and cash available for distribution. This includes uncertainty surrounding the sovereign debt and credit crises in certain European countries. In addition, turmoil and hostilities in Korea, Ukraine, the Middle East, North Africa and other geographic areas and countries are adding to overall risk. In addition, worldwide financial and economic conditions could severely restrict the Company's ability to access the capital markets at a time when the Company would like, or need, to access such markets, which could impact the Company's ability to react to changing economic and business conditions. Worldwide economic conditions have in the past impacted, and could in the future impact, the lenders participating in the Company's credit facilities. Such economic conditions could also impact lenders participating in the credit facilities of the Company's customers, causing those customers to fail to meet their obligations to the Company. In addition, a portion of the credit under the Company's credit facilities is provided by European banking institutions. If economic conditions in Europe preclude or limit financing from these banking institutions, the Company may not be able to obtain financing from other institutions on terms that are acceptable, or at all, even if conditions outside Europe remain favorable for lending. An extended period of adverse development in the outlook for the world economy could reduce the overall demand for oil and gas and for the Company's services. Such changes could adversely affect the Company's financial condition, results of operations and ability to make distributions to the Company's unitholders.
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
As of March 31, 2016, the Company's backlog of contract drilling revenues under firm commitments was approximately $4.1 billion. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the stated amounts and periods due to shipyard and maintenance projects, downtime and other events within or beyond the Company’s control. In addition, the Company's customers may seek to cancel or renegotiate the Company's contracts for various reasons, including adverse conditions in the industry. In addition, some of the Company's customers could experience liquidity issues or could otherwise be unable or unwilling to perform under the contract, which could ultimately lead a customer to go into bankruptcy or to otherwise encourage a customer to seek to repudiate, cancel or renegotiate a contract. The Company's inability or the inability of the Company's customers to perform under the Company's or their contractual obligations could adversely affect the Company's financial position, results of operations and cash available for distribution.
Failure to obtain or retain highly skilled personnel could adversely affect the Company’s operations.
The Company believes that competition for skilled and other labor required for the Company’s drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased. The number of rigs in operation may grow in the future as new units are delivered. Notwithstanding the general downturn in the drilling industry, in some regions such as Angola and Nigeria, limited availability of qualified personnel, in combination with local regulations focusing on crew composition, are expected to further increase demand for qualified offshore drilling crews, which may increase costs. Further expansion of the rig fleet, or improved demand for drilling services in general, coupled with shortages of qualified personnel could further create and intensify upward pressure on wages and make it more difficult or costly for the Company to staff and service its rigs, or do so on economically viable terms. The current industry downturn may not provide relief from such pressures. Further, if substantial numbers of workers seek employment outside the offshore drilling industry as a result of the downturn, the competition for workers in the offshore drilling industry could increase, during the downturn. Such developments could adversely affect the Company's financial position, results of operations, cash flows and ability to make distributions to the Company's unitholders. Furthermore, as a result of any increased competition for people and risk for higher turnover, the Company may experience a reduction in the experience level of its personnel, which could lead to higher downtime and more operating incidents.
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

Any such lack of reimbursement may cause the Company to incur substantial costs. In addition, the Company could decide to retain more risk in the future. This results in a higher risk of losses, which could be material, that are not covered by third-party insurance contracts. Specifically, the Company has at times in the past elected to not insure for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico due to the substantial costs associated with such coverage. The Company has elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire for the period from May 1, 2016 through April 30, 2017.
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
Prior to the current downturn, during the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling units by ordering construction of new drilling units. Historically, this has resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and dayrates when the drilling units have entered the market, sometimes for extended periods of time until the new units have been absorbed into the active fleet. As of March 31, 2016, the worldwide fleet of tender rigs, semi-submersible rigs and drillships consisted of 343 units, comprising 37 tender rigs, 185 semi-submersible rigs and 121 drillships. In addition there are 8 tender rigs, 23 semi-submersible rigs and 46 drillships were under construction or on order, which would bring the total fleet to 420 units, assuming no reduction in the total fleet size through retirement of drilling units or otherwise. A relatively large number of the drilling units currently under construction have not been contracted for future work, and a number of units in the existing worldwide fleet are currently off contract.
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

During 2015, the estimated fair value of the Company's drilling units, based upon various broker valuations, decreased by approximately 16%. If the offshore contract drilling industry suffers adverse developments in the future, the fair market value of the Company's drilling units may decline further. The fair market value of the drilling units that we currently own, or may acquire in the future, may increase or decrease depending on a number of factors, including:

•	general economic and market conditions affecting the offshore drilling industry, including competition from other offshore contract drilling companies and the price of oil and gas;

•	types, sizes and ages of drilling units;

•	supply and demand for drilling units;

•	costs of newbuildings;

•	prevailing level of drilling services contract dayrates;

•	governmental or other regulations; and

•	technological advances.
If the Company sells any drilling unit at a time when prices for drilling units have fallen, such a sale may result in a loss. Such a loss could materially and adversely affect the Company's business prospects, financial condition, liquidity, results of operations and ability to make distributions to its unitholders.
If the market value of our drilling units falls, we may also be required to make prepayments on our outstanding indebtedness to remain in compliance with minimum loan to value requirements in certain of our financing agreements.
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
The Company relies on certain third parties to provide supplies and services necessary for its offshore drilling operations, including but not limited to drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, such as blow-out preventers, the Company is dependent upon the original equipment manufacturer for repair and replacement of the item or its spare parts. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. Similar cost increases or delays could have a material adverse effect on the Company’s results of operations and result in rig downtime, and delays in the repair and maintenance of its drilling units.
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
Sanctions affecting non-U.S. companies like the Company were expanded yet again under the 2013 National Defense Authorization Act, with the passage of the Iran Freedom and Counter-Proliferation Act, and the Company believes that these sanctions will continue to become more restrictive for the foreseeable future. In addition to the sanctions against Iran, U.S. law continues to restrict U.S. owned or controlled entities from doing business with Cuba and various U.S. sanctions have certain other extraterritorial effects that need to be considered by non-U.S. companies. Moreover, any U.S. persons who serve as officers, directors or employees of the Company would be fully subject to U.S. sanctions. It should also be noted that other governments are more frequently implementing sanctions regimes. It should be noted that the U.S. and various other nations entered into a Joint Comprehensive Plan of Action (JCPOA) with Iran that provides for phased sanctions relief. On January 16, 2016, following verification that Iran had satisfied its commitments under the JCPOA, the United States lifted its nuclear-related “secondary” sanctions and the European Union also took action to lift its sanctions.  As a result of sanctions relief non-U.S. persons will be able to engage in business with Iran. Sanctions relief will not impact the SEC reporting requirements discussed above.

With the exception of Myanmar, the Company does not currently have any drilling contracts or plans to initiate any drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. With respect to Myanmar, transactions by U.S. persons, or in or involving the United States, are prohibited if they involve property or interests in property of an entity or individual listed on the list of Specially Designated Nationals and Blocked Persons or entities that are 50 percent or more owned, whether individually or in the aggregate, directly or indirectly, by one or more persons listed on the list of Specially Designated Nationals and Blocked Persons. Furthermore, certain investment transactions and exports of financial services by U.S. persons, or from the United States, in or to Myanmar, are prohibited, although the U.S. government has issued broad general licenses authorizing this conduct. Finally, certain imports of items originating in Myanmar into the United States are prohibited. As a non-U.S. entity, none of the Company’s operations in Myanmar directly implicate these prohibitions, but to the extent the Company employs U.S. persons who are involved in the Company’s operations in Myanmar, their activities would be authorized by general license. From time to time, the Company may enter into drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism in cases where entering into such contracts would not violate U.S. law or may enter into drilling contracts involving operations in countries or with government-controlled entities that may become subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. This could negatively affect the Company's ability to obtain investors. In some cases, U.S. investors would be prohibited from investing in an arrangement in which the proceeds could directly or indirectly be transferred to or may benefit a sanctioned entity. Moreover, even in cases where the investment would not violate U.S. law, potential investors could view such drilling contracts negatively, which could adversely affect the Company's reputation and the market for the Company's common units.
As stated above, the Company believes that it is in compliance with all applicable sanctions and embargo laws and regulations, and intends to maintain such compliance. However, there can be no assurance that the Company will be in compliance in the future, particularly as such laws are subject to frequent changes, the scope of certain laws may be unclear and may be subject to changing interpretations. For instance, new sanctions were announced in March 2014 in relation to certain individuals in Russia and Ukraine, and subsequently modified in August and September 2014. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company's common units. Additionally, some investors may decide to divest their interest, or not to invest, in the Company's common units simply because the Company may do business with companies that do business in sanctioned countries. Moreover, the Company’s drilling contracts may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve the Company or its drilling units, and those violations could in turn negatively affect the Company's reputation. Investor perception of the value of the Company's common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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
Due to concern over the risk of climate change, a number of countries and the United Nations’ International Maritime Organization, or the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, nor to the recently announced Paris Agreement. As of January 1, 2013, all ships (including rigs and drillships) must comply with mandatory requirements adopted by the IMO’s Maritime Environment Protection Committee, or MEPC, in July 2011, relating to greenhouse gas emissions.
All ships are required to follow the Ship Energy Efficiency Management Plans, or SEEMP, and minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, or EEDI, applies to all new ships. These requirements could cause the Company to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union is pursuing a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations requiring large vessels using European Union ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from drilling units, such regulation of drilling units is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. In June 2014, the Supreme Court overturned the EPA “Tailoring Rule,” which required a Title V permit for statutory sources based on potential emissions of greenhouse gases. The Supreme Court also ruled, however, that EPA properly determined that Best Available Control Technology requirements for greenhouse gases would apply to sources that require Title V permits based on potential to emit conventional pollutants.

Compliance with changes in laws, regulations and obligations relating to climate change could increase the Company's costs related to operating and maintaining the Company's assets, and might also require the Company to install new emission controls, acquire allowances or pay taxes related to the Company's greenhouse gas emissions, or administer and manage a greenhouse gas emissions program.
Additionally, adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for the Company's services. For example, the recent Paris Agreement could lead to increased regulation of greenhouse gases or other concerns relating to climate change, which may in turn reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on the Company's business, including capital expenditures to upgrade the Company's drilling units, that the Company cannot predict with certainty at this time.
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
In addition, in order to obtain drilling permits, operators must submit applications that demonstrate compliance with the enhanced regulations, which require independent third-party inspections, certification of well design and well control equipment and emergency response plans in the event of a blowout, among other requirements. Operators have previously had, and may in the future have, difficulties obtaining drilling permits in the U.S. Gulf of Mexico. In addition, the oil and gas industry has adopted new equipment and operating standards, such as the American Petroleum Institute Standard 53 relating to the installation and testing of well control equipment. Likewise, in August 2014, BSEE proposed an Advanced Notice of Proposed Rulemaking proposing variations to the permitting program that would bolster the offshore financial assurance and bonding program. In addition, BOEM and BSEE have announced several proposed rules and programs in 2015 intended to prevent releases and better protect human safety and the environment. In April 2016, the BSEE issued a final rule on well control regulations that set new and revised safety and operational standards for owners and operators of offshore wells and facilities. Among other requirements, the new regulation sets standards for blow-out preventers that include baseline requirements for their design, manufacture, inspection and repair, requires third-party verification of the equipment, and calls for real-time monitoring of certain drilling activities, to name just a few of the many requirements. For further details on new safety requirements, see Item 4 “Information on the Company-Business Overview-Environmental and other Regulations in the Offshore Drilling Industry-Safety Requirements.” These new and proposed guidelines and standards for safety, environmental and financial assurance and any other new guidelines or standards the U.S. government or industry may issue or any other steps the U.S. government or industry may take, are anticipated by many in industry to significantly increase the costs of exploration and production offshore and are likely to, increase the cost of operations, increase out-of-service time or reduce the area of operations for drilling rigs in U.S. and non-U.S. offshore areas.
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
Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting the Company's business. The Company holds a meeting of the members every year to elect one or more members of the Company's board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders are entitled to elect only four of the seven members of the Company's board of directors. The elected directors are elected on a staggered basis and serve for three year terms. The Seadrill Member in its sole discretion appoints the remaining three directors and sets the terms for which those directors will serve. The operating agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about the Company's operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect the Seadrill Member, and the Seadrill Member may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common and subordinated units, including any units owned by the Seadrill Member and its affiliates, voting together as a single class.
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
As of March 31, 2016, Seadrill owned a 46.6% limited liability company interest in the Company, and owned and controlled the Seadrill Member. Certain of the Company's officers and directors are directors and/or officers of Seadrill and its subsidiaries and, as such, they have fiduciary duties to Seadrill that may cause them to pursue business strategies that disproportionately benefit Seadrill or which otherwise are not in the best interests of the Company or the Company's unitholders. Conflicts of interest may arise between Seadrill and its subsidiaries on the one hand, and the Company and the Company's unitholders, on the other hand. As a result of these conflicts, Seadrill and its subsidiaries may favor their own interests over the interests of the Company's unitholders. Please read “—The Company's operating agreement limits the duties the Seadrill Member and the Company's directors and officers may have to the Company's unitholders and restricts the remedies available to unitholders for actions taken by the Seadrill Member or the Company's directors and officers.” These conflicts include, among others, the following situations:

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
Certain of the Company's officers are not required to work full-time on the Company's affairs and also perform services for other companies, including Seadrill. For example, Mark Morris, who is the Company's Chief Executive Officer, also acts as the Chief Financial Officer for Seadrill. In addition, John Roche, who is the Company's Chief Financial Officer, also acts as Vice President of Investor Relations for Seadrill. These other companies conduct substantial businesses and activities of their own in which the Company has no economic interest. As a result, there could be material competition for the time and effort of the Company's officers who also provide services to other companies, which could have a material adverse effect on the Company's business, results of operations and financial condition. Please read Item 6 “Directors, Senior Management and Employees—Directors and Senior Management—Executive Officers—Allocation of Executive Officers’ Time.”
The Company's operating agreement limits the duties the Seadrill Member and the Company's directors and officers may have to the Company's unitholders and restricts the remedies available to unitholders for actions taken by the Seadrill Member or the Company's directors and officers.
The Company's operating agreement provides that the Company's board of directors has the authority to oversee and direct the Company's operations, management and policies on an exclusive basis. The Marshall Islands Act, states that a member's or manager’s “duties and liabilities may be expanded or restricted by provisions in a limited liability company agreement.” As permitted by the Marshall Islands Act, the Company's operating agreement contains provisions that reduce the standards to which the Seadrill Member and the Company's directors and the Company's officers may otherwise be held by Marshall Islands law. For example, the Company's operating agreement:

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
Pursuant to the advisory, technical and administrative services agreements, OPCO pays fees for services provided to OPCO and its subsidiaries by certain subsidiaries of Seadrill, and the Company and its subsidiaries reimburse these entities for all expenses they incur on their behalf. These fees and expenses include all costs and expenses incurred in providing certain advisory, technical and administrative services to the OPCO’s subsidiaries.
In addition, pursuant to the management and administrative services agreement Seadrill Management provides the Company with significant management, administrative, financial and other support services and/or personnel. The Company reimburses Seadrill Management for the reasonable costs and expenses incurred in connection with the provision of these services. In addition, the Company pays Seadrill Management a management fee.
There is no cap on the amount of fees and cost reimbursements that OPCO and its subsidiaries may be required to pay such subsidiaries of Seadrill pursuant to the advisory, technical and administrative service agreements, or that the Company may be required to pay under the management and administrative services agreement. For a description of the advisory, technical and administrative services agreements and the management and administrative services agreements, please read Item 7 “Major Unitholder and Related Party Transactions—Related Party Transactions.” The fees and expenses payable pursuant to the advisory, technical and administrative service agreements and the management and administrative services agreement will be payable without regard to the Company's financial condition or results of operations. The payment of fees to and the reimbursement of expenses of Seadrill Management, and certain other subsidiaries of Seadrill could adversely affect the Company's ability to pay cash distributions the Company's unitholders.
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

•
The unitholders are unable to remove the Seadrill Member without its consent because the Seadrill Member and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove the Seadrill Member. As of March 31, 2016, Seadrill owned 46.6% of the outstanding common and subordinated units.

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
If the Company ceases to manage and control OPCO and is deemed to be an investment company under the Investment Company Act of 1940 because of the Company's ownership of OPCO interests, the Company would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify the Company's organizational structure or the Company's contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit the Company's ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from the Company's affiliates, restrict the Company's ability to borrow funds or engage in other transactions involving leverage, and require the Company to add additional directors who are independent of the Company or the Company's affiliates.
Substantial future sales of the Company's common units in the public market could cause the price of the Company's common units to fall.
The Company has granted registration rights to Seadrill and certain of its affiliates. These unitholders have the right, subject to some conditions, to require the Company to file registration statements covering any of the Company's common, subordinated or other equity securities owned by them or to include those securities in registration statements that the Company may file for the Company or other unitholders. As of March 31, 2016, Seadrill owned 26,275,750 common units and 16,543,350 subordinated units and all of the incentive distribution rights (through its ownership of the Seadrill Member). Following their registration and sale under an applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of the Company's common units to decline.
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
During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3875 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. For a description of the subordination period, please see Item 8. “Financial Information- Consolidated Statements and Other Financial Information-The Company's Cash Distribution Policy- Subordination Period.”
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
As of March 31, 2016, Seadrill, which owns and controls the Seadrill Member, owned 34.9% of the Company's common units. At the end of the subordination period, assuming no additional issuances of common units and the conversion of the Company's subordinated units into common units, Seadrill would own 46.6% of the Company's common units.
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
Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Act, the Company may not make a distribution to the Company's unitholders if at the time of the distribution, after giving effect to the distribution, all the Company’s liabilities, other than liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the assets of the Company, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the Company only to the extent that the fair value of that property exceeds that liability. The Marshall Islands Act provides that for a period of three years from the date of the impermissible distribution (or longer if an action to recover the distribution is commenced during such period), members who received the distribution and who knew at the time of the distribution that it violated the Marshall Islands Act will be liable to the limited liability company for the distribution amount. Assignees who become substituted members are liable for the obligations of the assignor to make contributions to the company that are known to the assignee at the time it became members and for unknown obligations if the liabilities could be determined from the operating agreement.
The Company has been organized as a limited liability company under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of limited liability company law.
The Company's limited liability company affairs are governed by the Company's operating agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited liability company laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that for non-resident limited liability companies such as the Company it is to be applied and construed to make the laws of the Marshall Islands, with respect to the subject matter of the Marshall Islands Act, uniform with the laws of the state of Delaware and, so long as it does not conflict with the Marshall Islands Act or decisions of the High or Supreme Courts of the Marshall Islands the non-statutory law (or case law) of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited liability company statute. Accordingly, the Company cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of the Company's unitholders and the duties of the Seadrill Member and the Company's directors and officers under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by the Seadrill Member and the Company's officers and directors than would unitholders of a similarly organized limited liability company in the United States.
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
The market price of our common units has recently declined significantly.  If the average closing price of our common units declines to less than $1.00 over 30 consecutive trading days, our common units could be delisted from the NYSE or trading could be suspended.
Our common units are currently listed on the NYSE. In order for our common units to continue to be listed on the NYSE, we are required to comply with various listing standards, including the maintenance of a minimum average closing price of at least $1.00 per unit during a consecutive 30 trading-day period. A renewed or continued decline in the closing price of our common units on the NYSE could result in a breach of these requirements. Although we would have an opportunity to take action to cure such a breach, if we did not succeed, the NYSE could commence suspension or delisting procedures in respect of our common units. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common units, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such common units. A suspension or delisting would likely decrease the attractiveness of our common units to investors and cause the trading volume of our common units to decline, which could result in a further decline in the market price of our common units.

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
The Company conducts its operations through various subsidiaries. Tax laws and regulations are highly complex and subject to interpretation. Consequently, the Company is subject to changing tax laws, treaties and regulations in and between countries in which the Company operates. The Company's income tax expense is based on the Company's interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on the Company's earnings. For example, the Nigerian tax regime was recently changed from a deemed profit percentage of revenue to an actual profit regime, using 30% of net income. This change required the Company to book a deferred tax liability in the third quarter of 2015 which is expected to reverse in approximately 2020. Other such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level, such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-operation and Development.
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
Based on the Company's current and projected method of operation, the Company believes that it was not a PFIC for the Company's 2015 taxable year, and the Company expects that the Company will not be treated as a PFIC for the current or any future taxable year. The Company expects that more than 25% of the Company's gross income for the Company's 2015 taxable year arose and for the current and each future years will arise from such drilling contracts or other income that the Company believes should not constitute passive income, and more than 50% of the average value of the Company's assets for each such year will be held for the production of such nonpassive income. Assuming the composition of the Company's income and assets is consistent with these expectations, the Company believes that the Company should not be a PFIC for the Company's 2015 taxable year or the Company's current or any future year.

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

During the year ended December 31, 2015, Seadrill Operating LP, a subsidiary in which the Company owns a 58% limited partner interest, acquired from Seadrill all of the shares of Seadrill Polaris Ltd. ("Seadrill Polaris"), the entity that owns and operates the drillship the West Polaris from Seadrill.

Overview
The Company is a limited liability company formed by Seadrill to own, operate and acquire offshore drilling units. The Company's drilling units are under contracts with major oil companies such as Chevron, Tullow, BP and ExxonMobil with an average remaining term of 2.4 years as of March 31, 2016.
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
The transactions described above that occurred through December 31, 2013, have been reflected as a reorganization of entities under common control and, therefore, the assets and liabilities acquired from Seadrill have been recorded at historical cost by the Company and the historical operating results have been retrospectively adjusted to include the results of the combined entities during the periods they were under common control of Seadrill.
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
On March 24, 2014, Seadrill Capricorn Holdings LLC acquired from Seadrill all of the ownership interests in each of Seadrill Auriga Hungary Kft., a Hungarian company which owns the drillship, the West Auriga, and Seadrill Gulf Operations Auriga LLC, a Delaware limited liability company which operates the West Auriga (the "Auriga Acquisition"). The Auriga Acquisition was accomplished through a series of purchases and contributions. As a result of these transactions, the Company acquired a 51% indirect interest in the ownership and operations of the West Auriga. The implied purchase price of the Auriga Acquisition was $1.24 billion. The Company's portion of the purchase price for the Auriga Acquisition, after debt financing at the OPCO level, was $355.4 million. In addition, Seadrill Capricorn Holdings LLC financed $100.0 million of the purchase price by issuing a zero coupon limited recourse discount note to Seadrill that matured in September 2015. Upon maturity of such note, Seadrill Capricorn Holdings LLC was due to repay $103.7 million to Seadrill. This note was repaid in June 2014 with the proceeds of the Amended Senior Secured Credit Facilities. The purchase price was subsequently adjusted by a working capital adjustment of $330.4 million. The working capital adjustment predominately arose as a result of related party payable balances which remained in the acquired entities. These payable balances related to funding provided by Seadrill to the acquired entities for the construction, equipping and mobilization of the West Auriga.
Seadrill Auriga Hungary Kft. was a borrower under the $1.45 billion credit facility (the “Auriga Facility”) used to finance the West Auriga. As of the closing date of the Auriga Acquisition, Seadrill Auriga Hungary owed $443.1 million in principal under the Auriga Facility. In June 2014, this facility was refinanced with proceeds from the Amended Senior Secured Credit Facilities.
In order to fund the Company's portion of the cash purchase price of the Auriga Acquisition, on March 17, 2014, the Company issued an aggregate of 11,960,000 common units to the public and 1,633,987 common units to Seadrill at a price of $30.60 per unit.

On June 24, 2014, the Company issued 6,100,000 common units to the public and 3,183,700 common units to Seadrill at a price of $31.41 per unit.

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

On September 23, 2014, the Company issued 8,000,000 common units to the public at a price of $30.68 per unit.
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

On March 31, 2015 the Company received a notice of termination from BP for the contract for the West Sirius which became effective after having completed a well and demobilization in early May 2015. Prior to the cancellation notice, the dayrate and term for the West Sirius and West Capricorn contracts were swapped. The West Sirius dayrate was decreased by $40,000 per day and the term was decreased by two years to expire in July 2017 while the dayrate for the West Capricorn was increased by $40,000 per day and the term was extended by two years to expire in July 2019. Amortized payments for the West Capricorn such as mobilization and upgrades will continue on the original schedule ending in July 2017.  In accordance with the cancellation provisions in the West Sirius contract, the Company will receive termination payments over the remaining contract term, now expiring in July 2017.

On June 16, 2015, Seadrill Operating LP, a subsidiary in which the Company owns a 58% limited partner interest, entered into an agreement with Seadrill to acquire all of the shares of Seadrill Polaris Ltd. (“Seadrill Polaris”), the entity that owns and operates the drillship the West Polaris (the “Polaris Acquisition”) from Seadrill. The Polaris Acquisition was completed on June 19, 2015. The West Polaris is a 6th generation, dynamically positioned drillship delivered from the Samsung shipyard in 2008. The West Polaris is expected to carry out operations in Angola until the end of its contract with ExxonMobil in March 2018.

The consideration for the Polaris Acquisition was comprised of $204 million in cash and $336 million of debt outstanding under the existing facility financing the West Polaris. In addition Seadrill Operating LP issued a note (the “Seller’s credit”) of $50 million to Seadrill, repayment of which is contingent on the future re-contracted dayrate for the West Polaris. The Seller's credit is due in 2021 and bears an interest rate of 6.5% per annum. During the three-year period following the completion of the current drilling contract with ExxonMobil, the Sellers's credit may be reduced if the average contracted dayrate (net of commissions) for the period, adjusted for utilization, under any replacement contract is below $450,000 until the Seller’s credit’s maturity in 2021. Should the average dayrate of the replacement contract be above $450,000, the entire $50 million Seller's credit must be paid to Seadrill upon maturity of the Seller's credit in 2021.

In addition, Seadrill Polaris may make further contingent payments to Seadrill based upon the West Polaris's operating dayrate. In February 2016, the drilling contract for the West Polaris with ExxonMobil was amended to reduce the dayrate to $490,000, effective January 1, 2016. Under the terms of the acquisition agreement, Seadrill Polaris has agreed to pay Seadrill (a) any dayrate it receives in excess of $450,000 per day, adjusted for daily utilization, through the remaining term, without extension, of the ExxonMobil contract (the "Initial Earn-Out"), and (b) after the expiration of the term of the existing contract until March 2025, 50% of any such excess dayrate, adjusted for daily utilization. tax and agency commission (the "Subsequent Earn-Out").

The Company's interests in OPCO represent its only cash-generating assets. The Company manages its business and analyzes and reports its results of operations in a single global segment. The Company’s fleet is reviewed by the Chief Operating Decision Maker, which is the board of directors, as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.

Capital Expenditures

We had total capital expenditures of approximately $18.6 million, $31.6 million and $159.3 million in the years ended 2015, 2014 and 2013 respectively. Our capital expenditures relate primarily to capital additions and equipment to our existing drilling units and payments for long term maintenance. We financed this capital expenditure through cash generated from operations, secured and unsecured debt arrangements and the sale of partial ownership interests in certain subsidiaries. Please refer to "Item 4.B "Information on the Company - Business Overview" for further information on the Company's fleet.

The Company listed its common units on the New York Stock Exchange in October 2012 under the ticker symbol “SDLP.”
The Company was formed under the laws of the Marshall Islands and maintain the Company's principal executive headquarters at 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom. The Company's telephone number at that address is +44 20 8811 4700. The Company's agent for service of process in the United States is Watson Farley & Williams LLP and its address is 250 West 55th Street New York, New York 10019.

B.     Business Overview
General
The Company is a limited liability company formed on June 28, 2012 by Seadrill Limited (NYSE: SDRL) to own, operate and acquire offshore drilling units. The Company's drilling units are under contracts with major oil companies such as Chevron, BP, ExxonMobil and Tullow with an average remaining term of 2.4 years as of March 31, 2016.
The Company’s fleet as of March 31, 2016 consisted of:

•	the semi-submersible West Aquarius, which was delivered from the shipyard in 2009 and is currently operating under a drilling contract with ExxonMobil that expires in April 2017;

•	the semi-submersible West Capricorn, which was delivered from the shipyard in 2011 and is currently operating under a drilling contract with BP that expires in July 2019;

•	the semi-submersible West Leo, which was delivered from the shipyard in 2012 and is currently operating under a drilling contract with Tullow that expires in July 2018;

•
the semi-submersible West Sirius, which was delivered from the shipyard in 2008 and operated under a drilling contract with BP, which was terminated early in April 2015. The West Sirius is currently earning early termination fees until July 2017;

•	the semi-tender rig West Vencedor, which was delivered from the shipyard in 2010 and is currently operating under a drilling contract with Petronas that expires in July 2016;

•	the tender rig T-15, which was delivered from the shipyard in 2013 and is currently operating under a 5-year drilling contract with Chevron that expires in July 2019;

•	the tender rig T-16, which was delivered from the shipyard in 2013 and is currently operating under a 5-year drilling contract with Chevron that expires in August 2019;

•	the drillship West Auriga, which was delivered from the shipyard in 2013 and is currently operating under a drilling contract with BP that expires in October 2020;

•	the drillship West Vela, which was delivered from the shipyard in 2013 and is currently operating under a drilling contract with BP that expires in November 2020;

•	the drillship West Capella, which was delivered from the shipyard in 2008 and is currently operating under a drilling contract with ExxonMobil that expires in April 2017; and

•	the drillship West Polaris, which was delivered from the shipyard in 2008 and is currently operating under a drilling contract with ExxonMobil that expires in March 2018.
For more information about the Company's fleet, including the Company's ownership interests in each of the drilling units, please see " - Fleet and Customers" below.
Business Strategies

Our immediate objectives during the current industry downturn include the following:

Protect our revenue and contract backlog by continuing to provide excellent service to our customers

We are a leading offshore deepwater drilling company and our mission is to continue to be a preferred offshore drilling contractor and to deliver excellent performance to our clients by consistently exceeding their expectations for performance and safety standards. We believe that we have one of the most modern fleets in the industry and believe that by combining quality assets and experienced and skilled employees we will be able to provide our customers with safe and effective operations, and maintain our position as a preferred provider of offshore drilling services for our customers. We believe that a combination of quality drilling rigs, highly skilled employees and strong operations will facilitate the procurement of term contracts at premium dayrates. By doing this we intend to maximize opportunities for new drilling contracts, while minimizing chances of contract terminations.

Continue cost-cutting and deliver steady, stable cash flow

We intend to continue to implement our cost savings program and drive operational efficiencies in order to reduce our cost base while maintaining our excellent operating performance. We made significant progress in 2015 in reducing capital and operating expenditures. In 2016, we will continue to focus on headcount reductions, insurance savings, supplier discounts, travel costs and compensation adjustments.

Longer term, the Company intends to accomplish the following objectives:

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
The Company can provide no assurance, however, that the Company will be able to implement its business strategies described above, particularly in the current challenging low oil price market environment.
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

Drillship Drillships are self-propelled ships equipped for drilling in deep waters, and are positioned over the well through a computer-controlled thruster system similar to that used on dynamically positioned semi-submersible rigs. Drillships are suitable for drilling in remote locations because of their mobility and large load-carrying capacity. Depending on country of operation, drillships operate with crews of 65 to 100 people.

Market Overview

We provide operations in oil and gas exploration and development in regions throughout the world and our customers include integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. Due to a significant decline in oil prices many of our customers are focused on conserving cash and have reduced capital expenditures for exploration and development projects. As a result, the offshore drilling market is encountering a significant reduction in demand.

The Global Fleet of Drilling Units

Seadrill Partners currently operates drillships, semi-submersible rigs, and tender rigs. The existing worldwide fleet of these units as of March 31, 2016 totals 343 units including 121 drillships, 185 semi-submersible rigs, and 37 tender rigs. In addition, there are 46 drillships, 23 semi-submersible rigs and 8 tender rigs under construction. The water depth capacities for the various drilling rig types depend on rig specifications, capabilities and equipment outfitting. Semi-submersible rigs and drillships can work in water depths up to 12,000ft and tender rigs work in water depths up to 410ft for tender barges and up to 6,000ft for semi-tenders. All offshore rigs are capable of working in benign environment but there are certain additional requirements for rigs to operate in harsh environments due to extreme marine and climatic conditions. The number of units outfitted for such operations are limited and the present number of rigs capable of operating in harsh environments total 153 units.

Semi-submersible rigs and drillships

The worldwide fleet of semi-submersible rigs and drillships currently totals 306 units. Of the total delivered fleet, 165 units are capable of operations in ultra-deepwater, 51 classed for deepwater operations up to 7500 feet and the remainder for operations 4500 feet and below. Overall, the average global fleet is 17 years old. The average age of ultra-deepwater units is 7 years, 27 years for units classed for deepwater operations and 31 years for units classed for operations below 4500 feet.

Included in the global floater fleet are units classed for operations in harsh environments. The global harsh environment floater fleet is comprised of 78 units and is 20 years old on average.

Oil companies continue to prefer newer and more capable equipment, demonstrated by the utilization rates of different asset classes. Ultra-deepwater units are currently experiencing 65% capacity utilization versus 41% for deepwater and 46% for mid water floaters. Utilization for harsh environment floaters is 54%. Older units are believed to be at a competitive disadvantage due to the customer preferences and the availability of more modern and efficient equipment.

Based on the level of current activity and the aging floater fleet, accelerated stacking and scrapping activity is expected to continue. A total of 49 floaters have been been scrapped since the end of 2013, equivalent to 14% of the total fleet, and currently there are 55 cold stacked units that are 15 years old or older, which are prime scrapping candidates. In the next 18 months 37 units that are 15 years old or older will be coming off contact with no follow on work identified which represents additional scrapping candidates. A key rational for scrapping is the 15 year classing expenditures that can cost upwards of $100 million. Many rig owners will choose to retire the unit rather than incur this cost without a visible recovery in demand on the horizon.

Currently the orderbook stands at approximately 69 units, comprised of 46 drillships and 23 semis. 26 are scheduled for delivery in 2016, 18 in 2017 and 25 in 2018 and beyond. Due to the subdued level of contracting activity it is likely that a significant number of newbuild orders will be delayed or cancelled until an improved market justifies taking delivery.

Tender rigs

The worldwide fleet of tender rigs currently totals 37 units, of which 22 are contracted representing 59% capacity utilization. Overall, the global fleet is 14 years old on average. Currently the orderbook stands at approximately 8 units. 5 are scheduled for delivery in 2016, and 3 in 2017.

Activity in the tender rig market is focused primarily in South-east Asia and West Africa. Tendering activity is typically more stable in this market due to these types of units being employed on development projects, however capacity utilization and dayrates have remained under pressure, similar to the worldwide floater market.

The above overview of the various offshore drilling sectors is based on previous market developments and current market conditions. Future markets conditions and developments cannot be predicted and may well differ from our current expectations.

Fleet and Customers
The following table provides additional information about OPCO’s fleet as of March 31, 2016:

Rig Name	Seadrill Partners Ownership Interest	Year Built	Water Depth (feet)	Drilling Depth (feet)	Location	Customer
Semi-submersible
West Aquarius	58%	2009	10,000	35,000	Canada	ExxonMobil/Hibernia Management (1)
West Capricorn	51%	2011	10,000	35,000	USA (Gulf of Mexico)	BP
West Leo	58%	2012	10,000	35,000	Ghana	Tullow
West Sirius	51%	2008	10,000	35,000	USA (Gulf of Mexico)	BP

Drillship
West Capella (2)	33%	2008	10,000	35,000	Nigeria	ExxonMobil
West Polaris	58%	2008	10,000	35,000	Angola	ExxonMobil
West Auriga	51%	2013	12,000	40,000	USA (Gulf of Mexico)	BP
West Vela	51%	2013	12,000	40,000	USA (Gulf of Mexico)	BP

Tender Rig
West Vencedor	58%	2010	6,500	30,000	Myanmar	Petronas
T-15	100%	2013	6,500	30,000	Thailand	Chevron
T-16	100%	2013	6,500	30,000	Thailand	Chevron

(1)
For each country where the West Aquarius operates under its drilling contract, a specific local contract and corresponding dayrate is agreed between the local ExxonMobil operating company and the local Seadrill subsidiary. In addition, the drilling contract permits ExxonMobil to assign the contract to third parties in certain circumstances. The West Aquarius drilling contract was assigned to Hibernia Management and Development Co. Ltd as of March 31, 2016.

(2)
The Company owns 58% of Seadrill Operating LP, which controls and owns 56% of the entity that owns the West Capella. Pursuant to Nigerian law, a Nigerian partner owns an effective 1% interest in the West Capella. Seadrill owns the remaining ownership interest in the entity that owns the West Capella.

Customers
Offshore exploration and production is a capital intensive, high-risk industry. Operating and pursuing opportunities in deepwater basins significantly increases the amount of capital required to effectively conduct such operations. As a result, a significant number of operators in this segment of the offshore exploration and production industry are either national oil companies, major oil and gas companies or well-capitalized large independent oil and gas companies. The Company’s largest current customers are BP, ExxonMobil, Tullow and Chevron. For the year ended December 31, 2015 BP accounted for 44.8%, ExxonMobil(*) accounted for 32.1%, Tullow accounted for 13.5%, and Chevron accounted for 8.5%, of the Company’s total revenues, respectively. (* During 2015 and 2014 the ExxonMobil drilling contract for the West Aquarius was assigned to Hibernia Management and Development Co. Ltd.).

The following table represents the break-down of contract and reimbursable revenues by customer (excluding related party and other revenues) and geography for the years ended December 31, 2015, 2014 and 2013:

			2015		2014		2013
Customer	Country	Rig Name	($ in millions)%		($ in millions)%		($ in millions)%
ExxonMobil	Nigeria	West Capella	$236.7	14.3%	$228.5	17.0%	$207.5	19.6%
ExxonMobil (1)	Canada	West Aquarius	190.9	11.5%	126.1	9.4%	153.5	14.5%
ExxonMobil	Angola	West Polaris	131.6	8.0%	—	—%	—	—%
BP	USA	West Capricorn	209.7	12.7%	176.3	13.1%	183.5	17.3%
Chevron	Angola	West Vencedor	47.8	2.9%	92.4	6.9%	87.9	8.3%
Petronas	Myanmar	West Vencedor	5.6	0.3%	—	—%	—	—%
BP	USA	West Sirius	57.2	3.5%	179.8	13.4%	186.9	17.7%
Tullow	Ghana	West Leo	234.7	14.2%	233.5	17.4%	198.6	18.8%
Chevron	Thailand	T-15	49.4	3.0%	54.4	4.1%	24.5	2.3%
Chevron	Thailand	T-16	50.4	3.0%	51.2	3.8%	16.1	1.5%
BP	USA	West Auriga	219.8	13.3%	167.5	12.5%	—	—%
BP	USA	West Vela	219.7	13.3%	32.9	2.5%	—	—%
Total			$1,653.5	100%	$1,342.6	100%	$1,058.5	100%

(1)
For each country where the West Aquarius operates under its drilling contract, a specific local contract and corresponding dayrate is agreed between the local ExxonMobil operating company and the local Seadrill subsidiary. In addition, the drilling contract permits ExxonMobil to assign the contract to third parties in certain circumstances. The ExxonMobil drilling contract for the West Aquarius was assigned to Hibernia Management and Development Co. Ltd during 2015, 2014 and part of 2013 and to Statoil Canada Ltd. during part of 2013.

Contract Backlog
The Company’s drilling units are contracted to customers for an average remaining term of 2.4 years as of March 31, 2016. Backlog is calculated as the full operating dayrate multiplied by the number of days remaining on the contract, assuming full utilization. Backlog excludes revenues for mobilization and demobilization, contract preparation, and customer reimbursables. Backlog also includes, in the case of contracts for which we have received a notice of termination, an amount equal to the termination fee per day multiplied by the number of days for which the termination fee is payable under the terms of the contract. The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the backlog amounts and periods shown in the table below due to various factors, including shipyard and maintenance projects, downtime and other factors. Downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable dayrates than the full contractual operating dayrate.
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

The Company’s contract backlog as of March 31, 2016 totals $4.1 billion and is as follows:

Rig	Contracted Location	Customer	Contract Backlog(1) (US $ millions)	Contractual Dayrate (US $)		Contract Commencement	Contract Termination Date
West Aquarius	Canada	ExxonMobil/Hibernia Management	$237	$615,000	(2)	Oct 2015	Apr 2017
West Capricorn	USA	BP	$635	$526,000	(3)	Apr 2015	Jul 2019
West Leo	Ghana	Tullow	$497	$605,000	(4)	Jun 2013	Jul 2018
West Sirius	USA	BP	$143	$297,000	(5)	May 2015	Jul 2017
West Capella	Nigeria	ExxonMobil	$232	$627,500		Apr 2014	Apr 2017
West Polaris	Angola	ExxonMobil	$315	$450,000	(6)	Mar 2013	Mar 2018
West Auriga	USA	BP	$924	$562,000	(7)	Oct 2013	Oct 2020
West Vela	USA	BP	$886	$525,000	(8)	Nov 2013	Nov 2020
West Vencedor	Myanmar	Petronas	$10	$100,000		Dec 2015	Jul 2016
T-15	Thailand	Chevron	$131	$110,000		Jul 2013	Jul 2019
T-16	Thailand	Chevron	$134	$110,000		Aug 2013	Aug 2019

(1)	Expressed in millions. Based on executed drilling contracts.

(2)	Dayrate includes a mobilization fee of $30 million that is being amortized over the contract period. The West Aquarius drilling contract was assigned to Hibernia Management and Development Co. Ltd.

(3)	BP has an option to extend the expiration date of the contract for up to two years from July 2019.

(4)
The base dayrate is $590,000 for operations in Ghana and will be adjusted for operations in Côte d’Ivoire and Guinea. The dayrate shown above for Ghana includes a performance bonus based on achievement of 95% utilization. A mobilization fee of $18 million is being amortized into income over the period of the term of this contract.

(5)
The signed drilling contract was terminated early by BP and ended in April 2015. The backlog of $143 million consists of $297,000 per day from April 2016 until July 2017, to be received by the Company in accordance with the termination provisions in the West Sirius contract. The average remaining contract term of 2.4 years as of March 31, 2016 for the fleet does not include this period for the West Sirius.

(6)
Under the terms of the acquisition agreement for the West Polaris, Seadrill Polaris has agreed to pay Seadrill (a) any dayrate received in excess of $450,000 per day, adjusted for daily utilization, through the remaining term, without extension, of the ExxonMobil contract and (b) after the expiration of the term of the existing contract until March 2025, 50% of any such excess dayrate, adjusted for daily utilization.

(7) A mobilization fee payable daily over the term of the contract of $37.5 million is being amortized into income over the period of the term of this contract.

(8)
A mobilization fee payable daily over the term of the contract of $37.5 million is being amortized into income over the period of the term of this contract. This amount is payable to Seadrill for the remainder of the contract under the terms of the West Vela acquisition agreement.

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

Seasonality
In general, seasonal factors do not have a significant direct effect on the Company’s business. The Company has operations in certain parts of the world where weather conditions during parts of the year could adversely impact the operation of its rigs, but generally such operational interruptions do not have a significant impact on the Company’s revenues. Please read “—Drilling Contracts.” Such adverse weather could include the hurricane season for the Company’s operations in the U.S. Gulf of Mexico and the monsoon season of Southeast Asia.

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
The Company has elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire for the period from May 1, 2016 through April 30, 2017.

Environmental and Other Regulations in the Offshore Drilling Industry
The Company's operations are subject to numerous laws and regulations in the form of international treaties and maritime regimes, flag state requirements, national environmental laws and regulations, navigation and operating permits requirements, local content requirements, and other national, state and local laws and regulations in force in the jurisdictions in which the Company's drilling units operate or are registered, which can significantly affect the ownership and operation of the Company's drilling units. See Item 3. Key Information "Risk Factors - Risks Inherent in The Company's Business". Governmental laws and regulations, including environmental laws and regulations, may add to the Company's costs or limit the Company's drilling activity.”
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
International Maritime Regimes
These requirements include, but are not limited to, MARPOL, the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (ratified in 2008), or the Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, and the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the “BWM Convention. These various conventions regulate air emissions and other discharges to the environment from the Company's drilling units worldwide, and the Company may incur costs to comply with these regimes and continue to comply to these regimes as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases. See Item 3 “Key Information - Risk Factors - Risks Inherent in The Company's Business". The Company is subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.”

Environmental Laws and Regulations
These laws and regulations include the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA”), the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the “MTSA", European Union regulations including the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering the Company liable for environmental and natural resource damages without regard to negligence or fault on the Company's part. Implementation of new environmental laws or regulations that may apply to ultra deepwater drilling units may subject the Company to increased costs or limit the operational capabilities of the Company's drilling units and could materially and adversely affect the Company's operations and financial condition. For instance, certain Annex VI Regulations under MARPOL which took effect on January 1, 2015 set a 0.1% sulphur limit on marine gas oil and marine diesel in the Baltic Sea, North Sea, North America and the United States Sea Emission Control Areas. See Item 3. Key Information "Risk Factors - Risks Inherent in The Company's Business". The Company is subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.”
Safety Requirements
The Company's operations are subject to special safety regulations relating to drilling and to the oil and gas industry in many of the countries where the Company operates. The United States undertook substantial revision of the safety regulations applicable to the Company's industry following the Deepwater Horizon Incident, in which the Company was not involved, that led to the Macondo well blow out situation, in 2010. Other countries are also undertaking a review of their safety regulations related to the Company's industry. These safety regulations may impact the Company's operations and financial results. For instance, in April 2016, BSEE published a final rule that among other things, set more stringent design requirements and operational procedures for critical well control equipment used in offshore oil and gas drilling. These new regulations grow out of the findings made in connection with the Deepwater Horizon incident and include a number of requirements that will add to the costs of exploring for, developing and producing of oil and gas in offshore settings. These new rules add new requirements and amend existing ones to, among other things, set new baseline standards for the design, manufacture, inspection, repair and maintenance of blow-out preventers including their inspection and the use of double shear rams. These rules contain a number of other requirements including third-party verification and certifications, real-time monitoring of deepwater and certain other activities, and sets criteria for safe drilling margins. It is too soon to tell whether industry will challenge some or all of these requirements or what the outcome of any such challenge will be. These regulations are likely to increase the costs of our operations and may lead our customers to not pursue certain offshore opportunities because of the increased costs, delays and regulatory risks. In September 2015, BOEM issued draft guidance that would bolster supplemental bonding procedures for the decommissioning of offshore wells, platforms, pipelines, and other facilities. BOEM is expected to issue the draft guidance in the form of a final Notice to Lessees and Operators during the summer of 2016. In addition, in December 2015, BSEE announced that it is launching a pilot risk-based inspection program for offshore facilities. Such requirements may cause the Company to incur costs and may result in additional downtime for the Company's drilling units in the U.S. Gulf of Mexico. Also, if material spill events similar to the Deepwater Horizon incident were to occur in the future, the United States or other countries could elect to again issue directives to temporarily cease drilling activities and, in any event, may from time to time issue further safety and environmental laws and regulations regarding offshore oil and gas exploration and development. See Item 3. “Key Information - Risk Factors - Risks Inherent in The Company's Business". The aftermath of the moratorium on offshore drilling in the U.S. Gulf of Mexico, and new regulations adopted as a result of the investigation into the Macondo well blowout, could negatively impact us.” The EU has also recently undertaken a significant revision of its safety requirements for offshore oil and gas activity through the issuance of the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations.
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
Myanmar
Offshore oil and gas drilling activity in Myanmar is subject to the Environmental Conservation Law of 2012 and the Environmental Conservation Rules (2014) of the Republic of the Union of Myanmar. Under the relevant provisions, operators of proposed projects must consult with the Ministry of Environmental Conservation and Forestry (MOECAF) to complete an environmental assessment process. Myanmar is in the process of updating these requirements, however, and MOECAF is currently drafting procedures and guidelines for environmental impact assessments.
Other laws that may be applicable to offshore drilling activity include The Protection of Wildlife and Conservation of Natural Areas Law (1994), which provides penalties for water and air pollution, and Myanmar’s Marine Fisheries Law (1990), which defines and prohibits water pollution.

Legal Proceedings
From time to time the Company has been, and expects that in the future it will be, subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company. Please also see Note 15, “Commitments and Contingencies—Legal Proceedings” to the audited Consolidated and Combined Carve-Out Financial Statements included elsewhere in this annual report.

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
Other Jurisdictions and Additional Information
The Company directly and indirectly owns or controls various additional subsidiaries that are subject to taxation in other jurisdictions. For additional information regarding the taxation of the Company’s subsidiaries, please read "Note 5 - Taxation" of the Company's Consolidated and Combined Carve-Out Financial Statements included elsewhere in this annual report.

C.     Organizational Structure
A simplified organizational structure as of March 31, 2016 is shown below.
A full list of the Company's significant operating and rig-owning subsidiaries is included in Exhibit 8.1.

D.     Property, Plant and Equipment
The Company owns a modern fleet of drilling units. The units in the Company's fleet are set out in Item 4. "Information on the Company - Business Overview".

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
The Company's financial position, results of operations and cash flows reflected in the Company's Consolidated and Combined Carve-Out Financial Statements include all expenses allocable to the Company's business, but may not be indicative of future results.
Overview
The Company is a limited liability company formed by Seadrill to own, operate and acquire offshore drilling units. The Company's drilling units are under contracts with major oil companies such as Chevron, Total, BP and ExxonMobil with an average remaining term of 2.4 years as of March 31, 2016.
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
In order to fund the Company's portion of the purchase price for the Sirius Acquisition and Leo Acquisition, on December 9, 2013, the Company issued an aggregate of (i) 12,880,000 common units to the public at a price of $29.50 per unit and (ii) 3,394,916 common units to Seadrill in a concurrent private placement at a price of $29.50 per unit. The aggregate net proceeds from these offerings were approximately $464.8 million.
The transactions described above that occurred through December 31, 2013, have been reflected as a reorganization of entities under common control and, therefore, the assets and liabilities acquired from Seadrill have been recorded at historical cost by the Company and the historical operating results have been retrospectively adjusted to include the results of the combined entities during the periods they were under common control of Seadrill.
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
On March 24, 2014, Seadrill Capricorn Holdings LLC acquired from Seadrill all of the ownership interests in each of Seadrill Auriga Hungary Kft., a Hungarian company which owns the drillship, the West Auriga, and Seadrill Gulf Operations Auriga LLC, a Delaware limited liability company which operates the West Auriga (the "Auriga Acquisition"). The Auriga Acquisition was accomplished through a series of purchases and contributions. As a result of these transactions, the Company acquired a 51% indirect interest in the ownership and operations of the West Auriga. The implied purchase price of the Auriga Acquisition was $1.24 billion. The Company's portion of the purchase price for the Auriga Acquisition, after debt financing at the OPCO level, was $355.4 million. In addition, Seadrill Capricorn Holdings LLC financed $100.0 million of the purchase price by issuing a zero coupon limited recourse discount note to Seadrill. Upon maturity of such note, Seadrill Capricorn Holdings LLC was due to repay $103.7 million to Seadrill. This note was repaid in June 2014 with the proceeds of the Amended Senior Secured Credit Facilities. The purchase price of the Auriga Acquisition was subsequently adjusted by a working capital adjustment of $330.4 million. The working capital adjustment predominately arose as a result of related party payable balances which remained in the acquired entities. These payable balances related to funding provided by Seadrill to the acquired entities for the construction, equipping and mobilization of the West Auriga. Seadrill Auriga Hungary Kft. was a borrower under the $1.45 billion credit facility (the “Auriga Facility”) used to finance the West Auriga. As of the closing date of the Auriga Acquisition, Seadrill Auriga Hungary owed $443.1 million in principal under the Auriga Facility. In June 2014, this facility was refinanced with proceeds from the Amended Senior Secured Credit Facilities.
In order to fund the Company's portion of the cash purchase price of the Auriga Acquisition, on March 17, 2014, the Company issued an aggregate of 11,960,000 common units to the public and 1,633,987 common units to Seadrill at a price of $30.60 per unit.

On June 24, 2014, the Company issued 6,100,000 common units to the public and 3,183,700 common units to Seadrill at a price of $31.41 per unit.

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

On July 21, 2014, the Company acquired an additional 28% interest in Seadrill Operating LP from Seadrill for $373 million, bringing its total ownership interest in Seadrill Operating LP to 58%.

On September 23, 2014, the Company issued 8,000,000 common units to the public at a price of $30.68 per unit.
On November 4, 2014, Seadrill Capricorn Holdings LLC acquired from Seadrill all of the ownership interests in each of Seadrill Vela Hungary Kft., a Hungarian company which owns the drillship, the West Vela, and Seadrill Gulf Operations Vela LLC, a Delaware limited liability company which operates the West Vela (the "Vela Acquisition"). The Vela Acquisition was accomplished through a series of purchases and contributions. As a result of these transactions, the Company acquired a 51% indirect interest in the ownership and operations of the West Vela. The implied initial purchase price of the Vela Acquisition was $900 million. The Company's portion of the initial purchase price for the Vela Acquisition, after debt financing at the OPCO level, was $238 million. Under the terms of the West Vela drilling contract, the customer is paying a daily rate of $565,000, plus approximately $44,000 per day as a mobilization fee paid over the term of the contract. In addition to the initial purchase price, Seadrill Capricorn Holdings LLC will pay Seadrill $40,000 per day of day rate revenue actually received, as well as the $44,000 per day mobilization fee. These payments to Seadrill will cease at the end of the current contract. Thus, the total consideration included deferred consideration payable to Seadrill of $73.7 million and contingent consideration of $65.7 million. The purchase price was subsequently adjusted by a working capital adjustment of $6.0 million. The Vela Acquisition was financed with debt and $238 million in cash for the Company’s 51% equity share.

As of the closing date of the Vela Acquisition, Seadrill Vela Hungary Kft owed $433.1 million in principal under the $1,450 million senior secured credit facility relating to the West Vela and the West Tellus, another drilling unit which is owned by Seadrill (the “$1,450 Million Senior Secured Credit Facility”). Seadrill Vela Hungary’s liability to repay debt under the $1,450 Million Senior Secured Credit Facility that relates to the other rigs owned by Seadrill remains. However, Seadrill indemnified Seadrill Vela Hungary Kft. against any liability it may incur under the Vela Facility in respect of such debt.

On March 31, 2015 the Company received a notice of termination from BP for the contract for the West Sirius which became effective after having completed a well and demobilization in early May 2015. Prior to the cancellation notice, the dayrate and term for the West Sirius and West Capricorn contracts were swapped. The West Sirius dayrate was decreased by $40,000 per day and the term was decreased by two years to expire in July 2017 while the dayrate for the West Capricorn was increased by $40,000 per day and the term was extended by two years to expire in July 2019. Amortized payments for the West Capricorn such as mobilization and upgrades will continue on the original schedule ending in July 2017.  In accordance with the cancellation provisions in the West Sirius contract, the Company will receive termination payments over the remaining contract term, now expiring in July 2017.

On June 16, 2015, Seadrill Operating LP, a subsidiary in which the Company owns a 58% limited partner interest, entered into an agreement with Seadrill to acquire all of the shares of Seadrill Polaris Ltd. (“Seadrill Polaris”), the entity that owns and operates the drillship the West Polaris (the “Polaris Acquisition”) from Seadrill. The Polaris Acquisition was completed on June 19, 2015. The West Polaris is a 6th generation, dynamically positioned drillship delivered from the Samsung shipyard in 2008. The West Polaris is expected to carry out operations in Angola until the end of its contract with ExxonMobil in March 2018.

The consideration for the Polaris Acquisition was comprised of $204 million in cash and $336 million of debt outstanding under the existing facility financing the West Polaris. In addition Seadrill Operating LP issued a note (the “Seller’s Credit”) of $50 million to Seadrill, repayment of which is contingent on the future re-contracted dayrate for the West Polaris. The Seller's Credit is due in 2021 and bears an interest rate of 6.5% per annum. During the three-year period following the completion of the current drilling contract with ExxonMobil, the Sellers's credit may be reduced if the average contracted dayrate (net of commissions) for the period, adjusted for utilization, under any replacement contract is below $450,000 until the Seller’s Credit’s maturity in 2021. Should the average dayrate of the replacement contract be above $450,000, the entire $50 million Seller's Credit must be paid to Seadrill upon maturity of the Seller's Credit in 2021.

In addition, Seadrill Polaris may make further contingent payments to Seadrill based upon the West Polaris's operating dayrate. In February 2016, the drilling contract for the West Polaris with ExxonMobil was amended to reduce the dayrate to $490,000, effective January 1, 2016. Under the terms of the acquisition agreement, Seadrill Polaris has agreed to pay Seadrill (a) any dayrate it receives in excess of $450,000 per day, adjusted for daily utilization, through the remaining term, without extension, of the ExxonMobil contract (the "Initial Earn-Out"), and (b) after the expiration of the term of the existing contract until March 2025, 50% of any such excess dayrate, adjusted for daily utilization. tax and agency commission (the "Subsequent Earn-Out").

The Company's interests in OPCO represent its only cash-generating assets. The Company manages its business and analyzes and reports its results of operations in a single global segment. The Company’s fleet is reviewed by the Chief Operating Decision Maker, which is the board of directors, as an aggregated sum of assets, liabilities and activities.

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

•
The Company does not own all of the interests in OPCO. As a result, the Company's cash flow does not include distributions on Seadrill’s interest in OPCO. The Company owns (i) a 58% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through its 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. The Company controls Seadrill Operating LP through its ownership of Seadrill Operating LP's general partner and Seadrill Capricorn Holdings LLC through its ownership of the majority of its limited liability company interests. Seadrill owns the remaining 42% limited partner interest in Seadrill Operating LP and the remaining 49% limited liability company interest in Seadrill Capricorn Holdings LLC. In July 2014 the Company acquired an additional 28% limited partner interest in Seadrill Operating LP from Seadrill bringing its total ownership interest in Seadrill Operating LP from 30% to 58%. The operating agreements of OPCO require it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution by the Company to its unitholders, the Company's board of directors must approve the amount of cash reserves to be set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. Distributions by OPCO to Seadrill in respect of its ownership interest in OPCO are not available for distribution to unitholders of the Company.

•
Business combinations between entities under common control. Reorganization of entities under common control is accounted for as if the transfer occurred from the date that both the combining entity and combined entity were both under the common control of Seadrill. Therefore, the Company’s financial statements prior to the date the interests in the combining entity were actually acquired are retroactively adjusted to include the results of the combined entities during the period it was under common control of Seadrill. The acquisitions of the entities that own and operate the T-15, T-16, West Leo and West Sirius in 2013 from Seadrill were accounted for under this method. As of January 2, 2014, the date of the Company's first annual general meeting, Seadrill ceased to control the Company as defined by GAAP and therefore Seadrill Partners and Seadrill are no longer deemed to be entities under common control. As such acquisitions by the Company from Seadrill subsequent to this date are no longer accounted for under this method.

•
The size of the Company’s fleet continues to change. The Company's financial statements reflect changes in the size and composition of the Company’s fleet due to certain rig deliveries and contract commencement dates. For instance, the West Capricorn was delivered from the shipyard at the end of 2011, and the contract commencement date occurred in July 2012. Furthermore, during 2013 the Company acquired the T-15, T-16, West Leo and West Sirius, and during 2014 the Company acquired the West Auriga and West Vela, and during 2015 the Company acquired the West Polaris. The Company expects the Company’s fleet will continue to change over time. Furthermore, the Company may grow in the future through the acquisition of additional drilling units as part of the Company's growth strategy.

•
The Company may enter into different financing agreements. The financing agreements, including the interest expense relating thereto, currently in place may not be representative of the agreements that will be in place in the future. For example, the Company may amend its existing credit facilities or enter into new financing agreements and such new agreements may not be on the same terms as Seadrill’s financing agreements. In connection with the closing of the Company's IPO, the Company entered into a $300 million revolving credit facility with Seadrill as the lender, which the Company refers to as the "sponsor credit facility". In 2014 the sponsor credit facility was reduced to $100 million. In addition, in February 2014, the Company entered into the Senior Secured Credit Facilities and refinanced its debt secured by the West Aquarius, West Capella, West Leo and West Sirius, and in June 2014 entered into the Amended Senior Secured Credit Facilities and refinanced its debt secured by the West Capricorn and the West Auriga and in November 2014, refinanced its debt secured by the West Vela. For descriptions of the Company's current financing agreements, please read "Liquidity and Capital Resources—Borrowing Activities.”

Factors Affecting the Company's Results of Operations
The Company believes the principal factors that will affect its future results of operations include:

•	the Company’s ability to successfully employ its drilling units at economically attractive dayrates as contracts expire or are otherwise terminated;

•	the ability to maintain good relationships with the Company’s existing customers and to increase the number of customer relationships;

•
the number and availability of the Company's drilling units, including the Company's ability to exercise any options to purchase additional drilling units that may arise under the omnibus agreement or otherwise;

•	changes in the Company's ownership of OPCO;

•	fluctuations and current decline in the price of oil and gas, which influence the demand for offshore drilling services;

•	the effective and efficient technical management of drilling units;

•	The Company’s ability to obtain and maintain major oil and gas company approvals and to satisfy their quality, technical, health, safety and compliance standards;

•	economic, regulatory, political and governmental conditions that affect the offshore drilling industry;

•	accidents, natural disasters, adverse weather, equipment failure or other events outside of its control that may result in downtime;

•	the financial condition of Seadrill

•	The ability of the Company/OPCO and Seadrill to comply with financing agreements and the effect of the restrictive covenants in such agreements

•	mark-to-market changes in interest rate swaps;

•	foreign currency exchange gains and losses;

•	the Company's access to capital required to acquire additional drilling units or equity interests in OPCO and/or to implement its business strategy;

•	increases in crewing and insurance costs and other operating costs;

•	the level of debt and the related interest expense and amortization of principal; and

•	the level of any distribution on the Company's common units.
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
The Company's contracts may generally be terminated by the customer in the event the drilling unit is destroyed or lost or if drilling operations are suspended for an extended period of time as a result of a breakdown of major rig equipment, “force majeure” or upon the occurrence of other specified conditions.
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
Other revenues. Other revenues include amounts recognized as early termination fees under the drilling contracts which have been terminated prior to the contract end date. Contract termination fees are recognized on a daily basis as and when any contingencies or uncertainties associated with the Company's rights to receive are resolved. Other revenues also include revenues earned within the Company's Nigerian service company relating to certain services, including the provision of onshore and offshore personnel.
Economic Utilization. Economic utilization is calculated as the total revenue, excluding bonuses, received divided by the full operating dayrate multiplied by the number of days in the period. In arriving at economic utilization, the Company has taken into account certain contractual elements that generally exist in its drilling contracts. For example, drilling contracts generally provide for a repair allowance for preventive maintenance or repair of equipment, which could range between 18 to 48 hours per month. Such allowance varies from contract to contract, and the Company may be compensated at the full operating dayrate or at a reduced operating dayrate for such general repair allowance.
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
Amortization of Favorable Contracts. Favorable drilling contracts are recorded as an intangible asset at fair value on the date of acquisition less accumulated amortization. The amortization is recognized in the statement of operations under "amortization of favorable contracts". The amounts of these assets are amortized on a straight-line basis over the estimated remaining economic useful life or contractual period.
Reimbursable Revenues and Expenses. Reimbursable revenues are revenues that constitute reimbursements from the Company’s customers for reimbursable expenses. Reimbursable expenses are expenses the Company incurs on behalf, and at the request, of customers, and include provision of supplies, personnel and other services that are not covered under the drilling contract.
Mobilization and Demobilization Expenses. Mobilization costs incurred as part of a contract are capitalized and recognized as an expense over the original contract term, excluding any extension option periods. Costs related to first time mobilization are capitalized and depreciated over the lifetime of the drilling unit. The costs of relocating drilling units that are not under contract are expensed as incurred. Demobilization costs are costs related to the transfer of a rig to a safe harbor or different geographic area and are expensed as incurred.
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
Impairment of Long-Lived Assets. The carrying value of long-lived assets that are held and used by the Company are reviewed for impairment whenever certain triggering events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.
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
Inflation
As of March 31, 2016, the average remaining term of the Company's contracts was 2.4 years. The majority of these contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from long term contracts, most of the Company’s long term contracts include escalation provisions. These provisions allow the Company to adjust the dayrates based on stipulated cost increases, including wages, insurance and maintenance cost. However, because these escalations are normally performed on an annual basis, the timing and amount awarded as a result of such adjustments may differ from actual cost increases, which could adversely affect the stability of the Company's cash flow and ability to make cash distributions.
Critical Accounting Estimates
The preparation of the Consolidated and Combined Carve-Out Financial Statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. The Company bases these estimates and assumptions on historical experience and on various other information and assumptions that the Company believes to be reasonable. Critical accounting estimates are important to the portrayal of both the Company's financial condition and results of operations and require the Company to make subjective or complex assumptions or estimates about matters that are uncertain. Basis of preparation and significant accounting policies are discussed in Note 1 “General Information”, and Note 2 “Accounting Policies”, to the Company's Consolidated and Combined Carve-Out Financial Statements included in this annual report. The Company believes that the following are the critical accounting estimates used in the preparation of the Consolidated and Combined Carve-Out Financial Statements. In addition, there are other items within the Consolidated and Combined Carve-Out Financial Statements that require estimation.
Drilling Units
Rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of the Company's semi-submersible drilling rigs, drillships and tender rigs, when new, is 30 years.
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
The carrying values of the Company's long-lived assets are reviewed for impairment whenever certain triggering events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. In general, impairment analyses are based on expected costs, utilization and dayrates for the estimated remaining useful lives of the asset or group of assets being assessed. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable. Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by the Company's assets, and reflect management’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of its assets and could materially affect its results of operations.
Income Taxes
Income tax expense is based on reported income or loss before income taxes.
Seadrill Partners LLC is organized in the Republic of the Marshall Islands and resident in the United Kingdom for taxation purposes. The Company does not conduct business or operate in the Republic of the Marshall Islands, and is not subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a tax resident of the United Kingdom the Company is subject to tax on income earned from sources within the United Kingdom. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently income taxes have been recorded in these jurisdictions when appropriate. Significant judgment is involved in determining the provision for income taxes. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. The Company recognizes tax liabilities based on its assessment of whether its tax positions are more likely than not sustainable, based on the technical merits and considerations of the relevant taxing authority’s widely understood administrative practices and precedence.
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

The Company has recognized a deferred tax liability due to a change in tax legislation in Nigeria which required a retrospective adjustment in 2015. The Nigerian tax regime has changed from a deemed profit percentage of revenue to an actual profit regime using 30% of net income. As such, a deferred tax liability arises on the difference between book value and the assumed tax write-down value of the West Capella, the Company's drilling unit operating in Nigeria. The deferred tax liability is expected to reverse in approximately 2020. The Company has interpreted the legislation retrospectively when calculating the tax basis of the West Capella drilling unit, and estimates have been used in the calculations. No formal guidance however has been provided by the Nigerian tax authorities in this regard. Therefore, if a different interpretation were to be issued, it may have a material impact on the deferred tax liability recognized.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the fair value of consideration given and the fair value of any non-controlling interest over the fair values of the identifiable assets and liabilities acquired is recorded as goodwill. When the fair value of the identifiable assets and liabilities acquired is in excess of the fair value of consideration given and the fair value of any non- controlling interest, the Company recognizes in earnings a gain on bargain purchase. Before recognizing any gain on bargain purchase, the Company reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and recognizes any additional assets or liabilities that are identified in that review. The determination of the estimated fair values of acquired tangible and intangible assets, as well as the useful economic life ascribed to finite lived assets, requires the use of significant judgment.

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

The following critical accounting estimates regarding business combinations significantly impacted the Company's business during the year ended December 31, 2015 relate to the Polaris Acquisition which closed on June 19, 2015.

During the year ended December 31, 2015, the Company recognized a gain on bargain purchase from the Polaris Acquisition of $9.3 million, which is the excess of the total identifiable net assets acquired over the consideration transferred. The key accounting estimates in regards to this transaction are (i) valuation of the drilling unit; (ii) valuation of the drilling contract; and (iii) valuation of the deferred and contingent considerations recognized.

(i) The West Polaris drilling unit has been valued at fair value separately from the related drilling contract. The estimated fair value of the drilling unit was derived using an income approach with market participant based assumptions, including the Company's expectations around dayrates, drilling unit utilization, operating costs, capital and long term maintenance expenditures and applicable tax rates. The cash flows were estimated over the remaining useful economic life of the drilling unit. At the acquisition date, cash flows were discounted using an estimated market participant weighted average cost of capital of 8.5%. At the acquisition date, the fair value of the drilling unit recognized is $575.3 million. As detailed below, if a larger/(smaller) value was attributed to the drilling unit, then a larger/(smaller) gain on bargain purchase would have been recognized on acquisition, and there would be higher/(lower) depreciation expenses recognized in future periods.

(ii) The fair value of the drilling contract has been assessed separately. The contract was valued using an “excess earnings” technique where the terms of the contract are assessed relative to current market conditions. The value of the contract related intangible was determined by means of calculating the incremental cash flows arising over the life of the contract compared with a contract with terms at prevailing market rates. The fair value of the favorable contract has been recognized as an intangible asset totaling $124.3 million. This intangible asset will be amortized over the remaining contract period until March 2018. As detailed below, if a larger/(smaller) value was attributed to this intangible asset, then a larger/(smaller) gain on bargain purchase would have been recognized on acquisition, and there would be higher/(lower) amortization expenses recognized in future periods.

(iii) At the time of acquisition, the fair value of contingent consideration consisted of the fair value of the Initial Earn-Out of $61.8 million, the fair value of the Subsequent Earn-Out of $33.5 million and the fair value of the Seller's Credit of $44.6 million. The fair value was determined using future estimated contract revenues based upon estimates of re-contracted dayrate, average utilization, less any expected commissions and taxes. The contingent consideration has been discounted to present value using a weighted average cost of capital of 8.5%.

At the time of acquisition, the Initial Earn-Out has a maximum possible outcome (based on undiscounted cash flows) of $67.6 million, assuming the West Polaris achieves 100% utilization for the remainder of the ExxonMobil contract and the contracted dayrate was not re-negotiated. The lowest possible outcome of the Initial Earn-Out is nil, assuming the utilization for the West Polaris is 0% and or the contracted dayrate is re-negotiated to less than $450 thousand per day. It is not possible to calculate a range of possible outcomes for the Subsequent Earn-Out as it is impossible to determine a maximum possible re-contract dayrate and as such the maximum amount of the payment is unlimited. The lowest possible outcome for the subsequent earn-out is nil, assuming the utilization for the West Polaris is 0%, and or the re-contracted dayrate is less than $450 thousand per day. The range of undiscounted outcomes for the Seller's Credit varies from nil to $50.0 million.

If the fair value recognized for the deferred contingent consideration was higher/(lower), then a lower/(higher) gain on bargain purchase would have been recognized on acquisition.

The fair value of the deferred contingent consideration is reassessed at each period end. At the acquisition date, the Company initially recognized a gain on bargain purchase from the Polaris Acquisition of $39.6 million, which was the excess of the total identifiable net assets acquired over the consideration transferred. In February 2016, customer negotiations were concluded and the customer contract for the West Polaris was adjusted to $490 thousand per day. This adjustment provided further information regarding the value of the favorable contract intangible asset and the Initial Earn-Out. The information is further evidence of a condition that existed at the time of the acquisition and therefore should be accounted for as a measurement period adjustment. The favorable contract intangible asset and the Initial Earn-Out liability were reduced by $47.9 million and $17.6 million, respectively. If the fair value of the deferred contingent consideration is determined to be higher/(lower) in the future, then an equivalent loss/(gain) will be recognized in the statement of operations.

An approximate impact of a 5% variation in long term dayrate and a 0.5% variation in the discount factor, on the valuation and resulting variation in the gain on bargain purchase relating to the Polaris acquisition is tabled below:

(In $ millions)	Fair Value of Drilling Unit	Favorable Contract	Deferred Contingent Consideration	Gain on Bargain Purchase
Long term dayrate +5%	57.7	—	9.2	48.5
Long term dayrate -5%	(57.7)	—	(31.2)	(26.5)
Discount factor + 0.5%	(22.4)	(0.3)	(2.3)	(20.2)
Discount factor - 0.5%	23.9	0.3	2.3	21.6

New Accounting Pronouncements
Refer to Note 2 “Accounting policies” of the Consolidated and Combined Carve-Out Financial Statements included elsewhere in this annual report.

A.     Operating Results

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

The following table summarizes the Company's operating results for the years ended December 31, 2015 and 2014:

	Year Ended December 31,		Increase/Decrease
	2015	2014	$	%
(US$ in millions)
Operating revenues:
Contract revenues	$1,603.6	$1,302.7	$300.9	23.1%
Reimbursable revenues	49.9	39.9	10.0	25.1%
Other revenues	88.1	—	88.1	100.0%
Total operating revenues	1,741.6	1,342.6	399.0	29.7%

Operating expenses:
Vessel and rig operating expenses	495.5	425.0	70.5	16.6%
Amortization of favorable contracts	66.9	14.8	52.1	352.0%
Reimbursable expenses	45.7	37.9	7.8	20.6%
Depreciation and amortization	237.5	198.7	38.8	19.5%
General and administrative expenses	52.3	51.4	0.9	1.8%
Total operating expenses	897.9	727.8	170.1	23.4%
Net operating income	$843.7	$614.8	$228.9	37.2%

Financial items:
Interest income	9.8	3.7	6.1	164.9%
Interest expense	(192.5)	(140.9)	(51.6)	36.6%
(Loss) / gain on derivative financial instruments	(82.9)	(124.9)	42.0	(33.6)%
Currency exchange gain / (loss)	1.6	(3.3)	4.9	(148)%
Gain on bargain purchase	9.3	—	9.3	100.0%
Total financial items	(254.7)	(265.4)	10.7	(4.0)%
Income before income taxes	589.0	349.4	239.6	68.6%
Income taxes	(100.6)	(34.8)	(65.8)	189.1%
Net Income	$488.4	$314.6	$173.8	55.2%
Net income attributable to the non-controlling interest	$(231.2)	$(176.4)	$(54.8)	31.1%
Net income attributable to Seadrill Partners LLC	$257.2	$138.2	$119.0	86.1%
Contract revenues
Contract revenues increased by $300.9 million, or 23.1%, to $1,603.6 million, for the year ended December 31, 2015, from $1,302.7 million in the year ended December 31, 2014. The increase was primarily due to contract revenues from the West Auriga which was acquired on March 21, 2014, contract revenues from the West Vela, which was acquired on November 4, 2014, and contract revenues from the West Polaris, which was acquired on June 19, 2015. The acquisitions of the West Auriga, West Vela and West Polaris contributed approximately $56.4 million, $183.4 million and $123.3 million respectively to the increase compared to the year ended December 31, 2014. Lower downtime on the West Aquarius in the the year ended December 31, 2015 compared to the year ended December 31, 2014 also contributed to an increase of approximately $65.7 million. Lower downtime on the West Capricorn contributed to the increase in revenues by approximately $33.5 million. The increase was partly offset by a decrease in contract revenues of approximately $122.2 million relating to the West Sirius which came off contract in April 2015, and is now receiving a termination fee rather than the full dayrate. The termination fee is included in "Other revenues". Also offsetting the increase was a decrease of approximately $38.5 million in initial contract revenues from the West Vencedor, which was stacked after its contract ended in June 2015, before commencing a short-term contract in Myanmar in late 2015. The remaining movements are due to variations in the operations of the drilling units.

The following table summarizes average daily revenues and economic utilization percentage by drilling unit type of the Company’s fleet for the periods presented:

	Year Ended December 31,
	2015		2014
	Average Daily Revenues (1)	Economic Utilization (2)	Average Daily Revenues (1)	Economic Utilization (2)
Semi-submersible rigs (3)	$551,590	93.0%	$444,149	83.2%
Drillship	$608,444	98.7%	$578,856	98.3%
Tender rigs	$148,634	98.5%	$154,611	98.0%

(1)	Average daily revenues are the average revenues for each type of unit, based on the actual days available for each unit of that type, while on contract.

(2)	Economic utilization is calculated as the total revenue, excluding bonuses, received divided by the full operating dayrate multiplied by the number of days in the period.

(3)	Average daily revenue excludes the termination payments received as part of the termination of the drilling contract by BP for the West Sirius.

Reimbursable revenues
Reimbursable revenues increased by $10.0 million, or 25.1%, to $49.9 million for the year ended December 31, 2015, from $39.9 million for the year ended December 31, 2014. The increase is due to additional equipment purchased on behalf of customers, for which we have been reimbursed.

Other revenues
Other revenues were $88.1 million for the year ended December 31, 2015, compared to nil for the year ended December 31, 2014. During the year ended December 31, 2015, we earned other revenues within our Nigerian service company billed to Seadrill for certain services, including the provision of onshore and offshore personnel, which we provided to Seadrill’s West Jupiter and West Saturn drilling rigs, amounting to approximately $13.4 million. There were no such services provided in the year ended December 31, 2014. In addition the termination fee relating to the West Sirius of $297,000 per day, or $74.7 million for the year ended December 31, 2015 is classified within other revenues.

Vessel and rig operating expenses
Rig operating expenses increased by $70.5 million, or 16.6%, to $495.5 million in the year ended December 31, 2015, from $425.0 million in the year ended December 31, 2014. This increase was primarily due to operating expenses of the West Auriga, which was acquired on March 21, 2014, operating expenses of the West Vela, which was acquired on November 4, 2014, and operating expenses of the West Polaris, which was acquired on June 19, 2015. The acquisitions of the West Auriga, West Vela and West Polaris contributed approximately $7.1 million, $43.9 million and $36.3 million respectively to the increase in vessel and rig operating expenses for the year ended December 31, 2015, compared to the year ended December 31, 2014. This was partially offset by the decrease in operating costs of $21.3 million relating to the West Sirius, which was stacked beginning in April 2015 after its drilling contract was cancelled. Lower operating costs across the rest of the fleet as part of the Seadrill cost reduction plan also contributed to the offset in increased rig operating expenses for the year ended December 31, 2015, compared to the year ended December 31, 2014.

Amortization of favorable contracts
Amortization of favorable contracts increased to $66.9 million for the year ended December 31, 2015 from $14.8 million in the year ended December 31, 2014. The increase was due to the favorable contracts recognized on the purchase of the West Auriga in March 2014, and the acquisition of the West Vela in November 2014, and the acquisition of the West Polaris in June 2015, each of which contributed $1.7 million, $28.7 million and $21.7 million, respectively. The favorable drilling contracts are recorded as an intangible asset at fair value on the date of acquisition. These intangibles are amortized on a straight-line basis over the remaining contract period.

Reimbursable expenses

Reimbursable expenses increased by $7.8 million, or 20.6%, to $45.7 million for the year ended December 31, 2015 from $37.9 million in the year ended December 31, 2014. The increase was due to additional equipment purchased on behalf of customers, for which we have been reimbursed.

Depreciation and amortization
Depreciation and amortization expenses increased by $38.8 million, or 19.5%, to $237.5 million for the year ended December 31, 2015, from $198.7 million for the year ended December 31, 2014. The increase was primarily due to the acquisitions of the West Auriga and West Vela in 2014, which contributed approximately $7.2 million and $17.1 million to the increase respectively. The West Polaris also contributed to the increase by $14.6 million, as it was acquired on June 19, 2015.

General and administrative expenses
General and administrative expenses increased by $0.9 million, or 1.8%, to $52.3 million for the year ended December 31, 2015, from $51.4 million for the year ended December 31, 2014. The increase was due to higher administrative management fees charged by Seadrill due to the increased size of the Company's fleet, offset in part by reductions in recharges due to cost efficiencies achieved and passed through by Seadrill.

Interest expense
Interest expense increased by $51.6 million, or 36.6%, to $192.5 million for the year ended December 31, 2015, compared to $140.9 million for the year ended December 31, 2014. The increase was primarily due to the increase in the average outstanding debt, resulting from the acquisition of the West Vela in November 2014, the acquisition of the West Polaris in June 2015, and the debt issued under the Company's Amended Senior Secured Credit Facilities, consisting of a $100 million revolving credit facility and $2.8 billion term loan in February and June 2014.

Loss on derivative financial instruments
In the year ended December 31, 2015, the Company recognized losses from derivative financial instruments of $82.9 million compared to losses of $124.9 million in 2014. The loss on the derivatives during 2015 was due to a decrease in short and long term interest rates which reduced the mark to market value of the interest rate swap liabilities. The corresponding fair market value of the interest rate swaps was an $82.0 million liability as at December 31, 2015 compared to a liability of $50.1 million as at December 31, 2014. The unrealized portion of the loss on the derivatives during the year was $31.9 million and the realized portion of the loss on derivatives during the year was $51.1 million. In the prior year, the unrealized loss was $99.1 million and the realized loss was $25.8 million.

Gain on bargain purchase
A gain on bargain purchase of $9.3 million was recognized in the year ended December 31, 2015 as a result of the acquisition of the West Polaris in June 2015. The gain has been attributed to the Company's belief that Seadrill may obtain additional value through the transaction, over and above the consideration transferred.  This may include, but is not limited to, the potential future realization of value through Seadrill's investments in Seadrill Partners. These investments include direct ownership interests, common and subordinated units and incentive distribution rights.  As a result of these investments Seadrill has a continuing interest in the growth and success of Seadrill Partners. Please refer to "Note 2 - Accounting policies" and "Note 3 - Business Acquisitions" of the notes to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

Other financial items
Other financial items reported in the income statement include the following items:

	Year Ended December 31,
(US$ millions)	2015	2014
Interest income	$9.8	$3.7
Currency exchange gain (loss)	1.6	(3.3)
Total other financial items	$11.4	$0.4
Other financial items increased by $11.0 million to $11.4 million for the year ended December 31, 2015, compared to $0.4 million for the year ended December 31, 2014. The increase is related to an increase in interest earned on receivables relating to the West Vela and an increase in the gains of foreign currency translation.

Income taxes

Income tax expense was $100.6 million and $34.8 million, and the Company's effective income tax rate was 17.1% and 10.0% for the years ended December 31, 2015 and 2014 respectively. The increase in the Company's effective income tax rate was partially due to the change in taxing jurisdictions in which the Company generated taxable profits. The increase was also due to the recognition of a deferred tax liability of $43.7 million during the year ended December 31, 2015 due to a change in tax legislation in Nigeria which required retrospective adjustment in 2015. The Nigerian tax regime has changed from a deemed profit percentage of revenue to an actual profit regime taxing 30% of net income. As such a deferred tax liability arises on the difference between the book value and the assumed tax write-down value of the West Capella, our drilling unit operating in Nigeria. The deferred tax liability is expected to reverse in approximately 2020. This was partially offset by an increase of $18.2 million within deferred tax assets relating to the termination of the bareboat agreement for the West Sirius, whereby the termination payment revenue is taxable upon signing the termination agreement but recognized as revenue rateably under U.S. GAAP. Please refer to "Note 2 - Accounting policies" and "Note 5 – Taxation" of the notes to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.
Net income attributable to non-controlling interest
Net income attributable to non-controlling interest increased by $54.8 million, or 31.1%, to $231.2 million for the year ended December 31, 2015, which represents 47.3% of net income. For the year ended December 31, 2014 net income attributable to non-controlling interest was $176.4 million, or 56.1% of net income. The decrease in the relative proportion of net income which is attributable to the non-controlling interest is as a result of the acquisition of an additional 28% of the limited partner interests in Seadrill Operating by Seadrill Partners on July 21, 2014. There is an equal and opposite impact on net income attributable to Seadrill Partners LLC Members.
As a result of the acquisition, the Company’s limited partner interest in Seadrill Operating increased from 30% to 58%, decreasing the net income attributable to non-controlling interest.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013
The following table summarizes the Company's operating results for the years ended December 31, 2014 and 2013:

($US in millions)	Year Ended December 31,		Increase/Decrease
	2014	2013	$	%
Operating revenues:
Contract revenues	$1,302.7	$1,047.1	$255.6	24.4%
Reimbursable revenues	39.9	11.4	28.5	250.0%
Other revenues	—	5.8	(5.8)	(100.0)%
Total operating revenues	1,342.6	1,064.3	278.3	26.1%

Operating expenses:
Vessel and rig operating expenses	425.0	375.2	49.8	13.3%
Amortization of favorable contracts	14.8	—	14.8	100.0%
Reimbursable expenses	37.9	10.6	27.3	257.5%
Depreciation and amortization	198.7	141.2	57.5	40.7%
General and administrative expenses	51.4	49.6	1.8	3.6%
Total operating expenses	727.8	576.6	151.2	26.2%
Net operating income	$614.8	$487.7	$127.1	26.1%

Financial items:
Interest income	3.7	4.4	(0.7)	(15.9)%
Interest expense	(140.9)	(92.2)	(48.7)	52.8%
Loss / (Gain) on derivative financial instruments	(124.9)	49.9	(174.8)	(350.3)%
Currency exchange loss	(3.3)	(1.2)	(2.1)	175.0%
Total financial items	(265.4)	(39.1)	(226.3)	578.8%
Income before income taxes	349.4	448.6	(99.2)	(22.1)%
Income taxes	(34.8)	(33.2)	(1.6)	4.8%
Net Income	$314.6	$415.4	$(100.8)	(24.3)%
Net income attributable to the non-controlling interest	$(176.4)	$(271.0)	$94.6	(34.9)%
Net income attributable to Seadrill Partners LLC	$138.2	$144.4	$(6.2)	(4.3)%

Contract revenues
Contract revenues increased by $255.6 million, or 24.4%, to $1,302.7 million, for the year ended December 31, 2014, from $1,047.1 million for the same period in 2013. The increase was primarily due to the results of the West Auriga which was acquired by the Company in March 2014 and contributed contract revenues of $158.3 million since acquisition, and the results of the West Vela which was acquired in November 2014 and contributed contract revenues of $32.3 million since acquisition. The T-15 and T-16 commenced operations in July 2013 and September 2013, and therefore their full year impact contributed additional contract revenues. An increase in the day rate on the West Capella also contributed to increased contract revenues. This was partly offset by a decrease in contract revenues compared to 2013 for the West Aquarius attributable to the downtime of the rig in the first and fourth quarters of 2014.

The following table summarizes average daily revenues and economic utilization percentage by drilling unit type of the Company’s fleet for the periods presented:

	Year Ended December 31,
	2014		2013
	Average Daily Revenues	Economic Utilization	Average Daily Revenues	Economic Utilization
Semi-submersible rigs	$444,149	83.2%	$464,300	90.4%
Drillship	$578,856	98.3%	$541,800	96.9%
Tender rigs	$154,611	98.0%	$154,967	100.0%

(1)	Average daily revenues are the average revenues for each type of unit, based on the actual days available for each unit of that type, while on contract.

(2)	Economic utilization is calculated as the total revenue, excluding bonuses, received divided by the full operating dayrate multiplied by the number of days in the period.

Reimbursable revenues
Reimbursable revenues increased by $28.5 million, or 250.0%, to $39.9 million, for the year ended December 31, 2014, from $11.4 million for the same period in 2013. The increase is due to additional equipment purchased on behalf of customers, for which we have been reimbursed.

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

Vessel and rig operating expenses
Rig operating expenses increased by $49.8 million, or 13.3%, to $425.0 million, for the year ended December 31, 2014, from $375.2 million for the year ended December 31, 2013. The increase was primarily due to the acquisition of the West Auriga in March 2014, the acquisition of the West Vela in November 2014, and the full year of expenses of the T-15 and T-16, which commenced operations in the third quarter of 2013. The increases were partly offset by lower operating costs of the West Aquarius due to downtime.

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

Reimbursable expenses
Reimbursable expenses increased by $27.3 million, or 257.5%, to $37.9 million, for the year ended December 31, 2014, from $10.6 million in the year ended December 31, 2013. The increase was due to additional equipment purchased on behalf of customers, for which we have been reimbursed.

Depreciation and amortization
Depreciation and amortization increased by $57.5 million, or 40.7%, to $198.7 million, for the year ended December 31, 2014, from $141.2 million in the year ended December 31, 2013. The increase was primarily due to the acquisition of the West Auriga in March 2014, the acquisition of the West Vela in November 2014, and depreciation relating to the T-15 and T-16, which had a lower expense in the comparative period as they commenced operations during the third quarter of 2013.

General and administrative expenses
General and administrative expenses increased by $1.8 million, or 3.6%, to $51.4 million, for the year ended December 31, 2014, from $49.6 million for the year ended December 31, 2013. The increase was due to higher administrative management fees charged by Seadrill due to the increased size of the Company's fleet.

Interest expense
Interest expense increased by $48.7 million, or 52.8%, to $140.9 million for the year ended December 31, 2014, compared to interest expense of $92.2 million in the year ended December 31, 2013. The increase in the interest expense was primarily due to the increase in the outstanding debt, which was driven by the acquisition of the West Auriga in March 2014, the acquisition of the West Vela in November 2014, and the debt issued under the new Amended Senior Secured Credit Facilities.

Loss/gain on derivative financial instruments
In the year ended December 31, 2014, the Company recognized losses from derivative instruments of $124.9 million compared to gains of $49.9 million in 2013. The loss on the derivatives during 2014 was due to adverse movements in future expected interest rates which impact the interest rate swaps, compared to favorable movements in 2013. The corresponding fair market value of the interest rate swaps was a $50.1 million liability as at December 31, 2014 compared to an asset of $42.4 million as at December 31, 2013. The unrealized portion of the loss on the derivatives during 2014 was $99.1 million and the realized portion of the loss on derivatives during 2014 was $25.8 million. In 2013, the unrealized gain was $60.2 million and the realized loss was $10.3 million.
The decrease was related to an interest rate swap gain incurred by Seadrill in 2013, which was charged to the Company on a back to back basis under the agreements with Seadrill.

Other financial items
Other financial items reported in the income statement include the following items:

	Year Ended December 31,
(US$ millions)	2014	2013
Interest income	3.7	4.4
Currency exchange loss	(3.3)	(1.2)
Total other financial items	0.4	3.2

Other financial items decreased by $2.8 million, or 87.5%, to $0.4 million for the year ended December 31, 2014, compared to $3.2 million for the year ended December 31, 2013. The decrease is related to a decrease in interest earned on cash balances and an increase in the losses of foreign currency translation, primarily relating to the West Capella and West Leo operating in Nigeria and Ghana respectively.

Income taxes
Income tax expense was $34.8 million and $33.2 million, and the Company's effective income tax rate was 10.0% and 7.5% for the years ended December 31, 2014 and 2013 respectively. The increase in the Company's effective income tax rate was due to the change in taxing jurisdictions in which the Company's drilling units operated and/or were owned.

Net income attributable to non-controlling interest
Net income attributable to non-controlling interest decreased by $94.6 million, or 34.9%, from $271.0 million for the year ended December 31, 2013, to $176.4 million for the year ended December 31, 2014. This was due primarily due to the acquisition by the Company of an additional 28% limited partner interest in Seadrill Operating LP.
Net income attributable to Seadrill Partners LLC Members
Net income attributable to Seadrill Partners LLC decreased by $6.2 million, or 4.3%, to $138.2 million, primarily due to a reduction in net income of $100.8 million offset by a reduction in the proportion of income attributable to non-controlling interest as a result of the Company's purchase of an additional 28% limited partner interest in Seadrill Operating LP on July 21, 2014.

B.     Liquidity and Capital Resources

Overview
The Company operates in a capital-intensive industry, and its primary liquidity needs are to finance the purchase of additional drilling units, maintenance and ongoing capital expenditure on drilling units, service its significant debt, fund investments (including the equity portion of investments in drilling units), fund working capital, maintain cash reserves against fluctuations in operating cash flows, and pay distributions. Most of our contract and other revenues are received monthly in arrears, and most of our operating costs are paid on a monthly basis. Our funding and treasury activities are conducted within corporate policies to maximize returns while maintaining appropriate liquidity for our operating requirements.

This section discusses the most important factors affecting the liquidity and capital resources of the Company, including:

•	Analysis of cash flows for the years ending December 31, 2015, 2014 and 2013

•	Estimated maintenance and replacement capital expenditures

•	Borrowing activities

•	Restrictive covenants

•	Liquidity requirements

•	Derivative instruments and hedging activities

Analysis of Cash Flows for the years ending December 31, 2015, 2014 and 2013
The following table summarizes the Company's net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

($ in millions)	Year Ended December 31,
	2015	2014	2013
Net cash provided by operating activities	$859.8	$608.7	$564.0
Net cash used in investing activities	(376.3)	(1,542.8)	(159.3)
Net cash (used in) / provided by financing activities	(407.6)	1,087.1	(336.2)
Effect of exchange rate changes on cash	0.4	—	—
Net increase in cash and cash equivalents	76.3	153.0	68.5
Cash and cash equivalents at beginning of period	242.7	89.7	21.2
Cash and cash equivalents at end of period	319.0	242.7	89.7

Net Cash Provided by Operating Activities
Net cash provided by operating activities was $859.8 million and $608.7 million for the years ended December 31, 2015 and 2014, respectively, an increase of $251.1 million or 41.3%. The increase was primarily due to higher operating income due to the acquisitions of the West Polaris in June 2015, the West Auriga in March 2014 and the West Vela in November 2014. The decrease in downtime on the West Aquarius and West Capricorn and improved cash collections from customers also contributed to the increase in net cash provided by operating activities.
Net cash provided by operating activities was $608.7 million and $564.0 million for the years ended December 31, 2014 and 2013, respectively. The increase was $44.7 million or 7.9%. The increase was primarily due to an increase in operating income for the year due to a larger fleet, offset by increased interest expenses and realized losses on derivative financial instruments.

Net Cash Used in Investing Activities
Net cash used in investing activities of $376.3 million in 2015 was primarily due to the Company's acquisition of the entity that owns and operates the West Polaris from Seadrill. The cash consideration, net of cash acquired, paid to acquire the West Polaris was $214.7 million. The Company also made a loan to a subsidiary of Seadrill of $143.0 million in order to restore Seadrill's liquidity following a loan made by a subsidiary of Seadrill to an operating subsidiary of the Company.
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
Net cash used in investing activities of $159.3 million in 2013 was mainly due to the costs of construction of the T-15 and T-16.

Net Cash (Used in) / Provided by Financing Activities
Net cash used for financing activities was $407.6 million during the year ended December 31, 2015. Net cash used fin financing activities was impacted by (i) net proceeds from the revolving credit facility of $50.0 million, (ii) repayments of debt of $97.6 million, (iii) repayments of related party debt with Seadrill of $40.3 million, (iv) payment of contingent consideration to Seadrill of $26.6 million, (v) proceeds from a loan from Seadrill of $143.0 million, and (vi) cash distributions totaling $435.3 million.
Net cash provided by financing activities was $1,087.1 million during the year ended December 31, 2014. Net cash provided by financing activities was impacted by (i) net proceeds from long term debt of $2,825.4 million due to the new Amended Senior Secured Credit Facility (Term Loan B), (ii) repayments of debt of $472.1 million, (iii) repayments of related party debt with Seadrill of $1,588.3 million, (iv) repayment of the revolving credit facility with Seadrill of $125.9 million, (v) repayments of related party discount notes with Seadrill of $399.9 million, (vi) cash distributions totaling $660.2 million, (vii) proceeds from the issuance of common units of $937.8 million, and (viii) proceeds from the issuance of units by Seadrill Capricorn Holdings LLC of $570.3 million.
Net cash used in financing activities was $336.2 million during the year ended December 31, 2013. Net cash used in financing activities of $336.2 million was impacted by (i) repayments of debt of $348.8 million, (ii) a repayment of the revolving credit facility with Seadrill of $43.7 million, (iii) cash distributions totaling $140.9 million, (iv) $112.4 million relating to changes in invested equity and (v) $939.2 million relating to distributions to Seadrill for the acquisition of T-15, T-16, West Leo and West Sirius. This was offset by $98.0 million from the proceeds of debt, $169.6 million relating to proceeds from borrowings under the revolving credit facility with Seadrill, $409.5 million relating to proceeds from related party vendor financing, $464.8 million relating to proceeds from issuing equity relating to the acquisition of the T-16, West Leo and West Sirius and $106.9 million relating to proceeds from issuing equity to related parties.

Net Increase in Cash and Cash Equivalents
As a result of the foregoing, cash and cash equivalents increased in 2015 by $76.3 million, increased in 2014 by $153 million, and increased in 2013 by $68.5 million.

Estimated Maintenance and Replacement Capital Reserves
The Company's operating agreement requires it to distribute its available cash each quarter. In determining the amount of cash available for distribution, the Company's board of directors determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures the Company is required to make to maintain its fleet, the Company’s current annual estimated maintenance and replacement capital reserves will be $201 million per year, which is comprised of $75 million for long term maintenance and society classification surveys and $126 million, including financing costs, for replacing the Company's existing drilling units at the end of their useful lives.

The estimate for future rig replacement is based on assumptions regarding the remaining useful life of the Company’s drilling units, a net investment rate applied on reserves, replacement values of the Company’s existing rigs based on current market conditions, and the residual value of the rigs. The actual cost of replacing the drilling units in the Company’s fleet will depend on a number of factors, including prevailing market conditions, drilling contract operating dayrates and the availability and cost of financing at the time of replacement. The Company's operating agreement requires its board of directors to deduct from the Company's operating surplus each quarter estimated maintenance and replacement capital reserves, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as society classification surveys and rig replacement. The Company's board of directors, with the approval of the conflicts committee, may determine that one or more of the assumptions should be revised, which could cause the board of directors to increase the amount of estimated maintenance and replacement capital reserves. The Company may elect to finance some or all of its actual maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders. As the Company’s fleet matures and expands, estimated long-term maintenance reserves will likely increase.

Please read Item 3 “Key Information—Risk Factors—Risks Inherent in the Company's Business - The Company must make substantial capital and operating expenditures to maintain and replace the operating capacity of its fleet, which will reduce its cash available for distribution. In addition, each quarter the Company is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted."

Borrowing Activities
Please refer to Note 11 - “Debt” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report for detailed information on our borrowings and credit facilities.

As of December 31, 2015, we had total outstanding borrowings under our credit facilities of $3,592.3 million, compared to $3,303.9 million as at December 31, 2014. In addition, we had interest bearing debt under loan agreements with related parties of $306.0 million, compared to $346.5 million as at December 31, 2014.

We have issued a variety of secured and unsecured borrowings. The secured debt is secured by, among other things, liens on our drilling units. In addition, some of our loan agreements contain cross-default provisions, meaning that if we are in default under one of our loan agreements, amounts outstanding under our other loan agreements may also be in default, accelerated and become due and payable. Our unsecured debt consists of related party borrowings from Seadrill to fund the acquisitions of drilling units from Seadrill. Some of the Company’s existing financing agreements contain cross-default provisions that may be triggered if Seadrill defaults under the terms of its existing or future financing agreements. In turn, Seadrill’s existing financing arrangements contain cross-default provisions that may be triggered if its key subsidiaries, including North Atlantic Drilling Ltd. and Sevan Drilling ASA, default under the terms of their existing or future financing arrangements.

Some of the Company’s existing financing agreements contain cross-default provisions that may be triggered if Seadrill defaults under the terms of its existing or future financing agreements. In turn, Seadrill’s existing financing arrangements contain cross-default provisions that may be triggered if any of its key subsidiaries default under the terms of their existing or future financing arrangements. In addition Seadrill also consolidates certain Variable Interest Entities (VIEs) owned by Ship Finance International Limited (NYSE: SFL), or Ship Finance. Seadrill's cross-default provisions could also be triggered if Ship Finance or one of the consolidated VIEs breached the terms of their financing arrangements.

Effective as of December 31, 2015, an operating subsidiary of the Company borrowed $143.0 million (the “West Sirius loan”) from Seadrill in order to provide sufficient immediate liquidity to meet the terms of its bareboat charter termination payment in connection with the West Sirius contract termination. Concurrently, Seadrill borrowed $143.0 million (the “Seadrill loan”) from a rig owning subsidiary of the Company in order to restore its liquidity with respect to the West Sirius loan. Each loan bears an interest rate of one-month LIBOR plus 0.56% and matures in August 2017. Each of the loan parties understand and agree that the loan agreements act in parallel with each other. As of December 31, 2015, $143.0 million was outstanding under each such loan (December 31, 2014: nil).

During the year ended December 31, 2015, in connection with the completion of the Polaris Acquisition, Seadrill Polaris as borrower, entered into an amendment and restatement of the $420.0 million term loan facility, (the “West Polaris Facility”) secured by the West Polaris. Upon closing of the Polaris Acquisition the outstanding debt of the West Polaris Facility was $336.0 million. Refer to "Note 3 - Business Acquisitions" of the notes to the Consolidated and Combined Carve-Out Financial Statements included in this annual report. During the year ended December 31, 2015, the Company also drew down $50 million under the revolving credit tranche of the Amended Senior Secured Credit Facilities. The outstanding balance under the West Polaris Facility as of December 31, 2015 was $315.0 million.

The senior secured credit facility relating the West Vencedor was repaid in full by Seadrill in June 2014, and subsequently the related party agreement between the Company's subsidiary, Seadrill Vencedor Ltd., and Seadrill was amended to carry on this facility on the same terms, referred to as the West Vencedor Loan Agreement. The West Vencedor Loan Agreement was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $69.9 million. On April 14, 2015 the Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears a margin of 2.25%, a guarantee fee of 1.4% and a balloon payment of $20.6 million due at maturity in June 2018. As at December 31, 2015 the total net book value of the West Vencedor pledged as security was $178.4 million. The outstanding balance under the West Vencedor Loan Agreement due to Seadrill was $57.5 million as of December 31, 2015.

During the year ended December 31, 2014, we raised a total of $2.9 billion under our new Amended Senior Secured Credit Facilities, which are secured by the West Capella, West Aquarius, West Sirius, West Leo, West Auriga, and West Capricorn. In 2014, in connection with the completion of the Vela Acquisition. We acquired Seadrill Vela Hungary Kft, a borrower under the $1,450 Million Senior Secured Credit Facility secured by the West Vela and one other drilling unit owned by Seadrill. Under the terms of such facility, certain subsidiaries of Seadrill and Seadrill Vela Hungary Kft are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such facility.  These obligations are continuing and extend to amounts payable by any borrower under the facility. The total amount owed by all parties under this facility as of December 31, 2015 is $775.6 million. The Company has not recognized any amounts that are related to amounts owed under the facility by other borrowers.  Seadrill has provided an indemnity to the Company for any payments or obligations related to this facility that are not related to the West Vela. As of December 31, 2015, the outstanding balance relating to the West Vela was $382.6 million. Refer to "Note 3 - Business Acquisitions" of the notes to the Consolidated and Combined Carve-Out Financial Statements included herein.

During the year ended December 31, 2015 we made external debt repayments of $97.6 million, compared to $472.1 million in 2014. In addition, during the year ended December 31, 2015 we made related party debt repayments of $40.3 million compared to $1,588.3 million in 2014. In 2015 this included the normal debt amortizations on secured debt, whereas in 2014 we repaid existing loans with proceeds from our new Amended Senior Secured Credit Facilities.

As at December 31, 2015 we had a total of $50 million of undrawn borrowing capacity under our the Amended Senior Secured Credit Facilities, and a further $100 million of undrawn borrowing capacity under the Sponsor Revolving Credit Facility with Seadrill.

As of December 31, 2015 and December 31, 2014, the Company had the following debt amounts outstanding:

(In US$ millions)	December 31, 2015	December 31, 2014
External debt agreements
Amended Senior Secured Credit Facilities	2,894.7	2,881.0
$1,450 Senior Secured Credit Facility	382.6	422.9
$420 West Polaris Facility	315.0	—
Sub-total external debt	3,592.3	3,303.9
Less current portion long term external debt	(105.3)	(76.5)
Long-term external debt	3,487.0	3,227.4

Related party debt agreements
Rig Financing and Loan Agreements
West Vencedor Loan Agreement (previously $1,200 facility)	57.5	78.2
$440 Rig Financing Agreement	139.0	158.8
Sub-total Rig Financing Agreements	196.5	237.0

Other related party debt
$109.5 T-15 vendor financing facility	109.5	109.5
Total related party debt	306.0	346.5
Less current portion of related party debt	(145.8)	(40.4)
Long-term related party debt and related party loan notes	160.2	306.1

Total external and related party debt	3,898.3	3,650.4

The outstanding debt as of December 31, 2015 is repayable as follows:

(In US$ millions)	As at December 31,
2016	251.1
2017	240.8
2018	598.8
2019	29.0
2020	29.0
2021 and thereafter	2,749.6
Total external and related party debt	3,898.3

As discussed in Note 2-Accounting policies, the Company has adopted Accounting Standards Update (ASU) 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs as of June 30, 2015. As a result, the consolidated balance sheet as of December 31, 2014 has been restated to reflect this change in accounting principle. Details of the debt issuance costs netted against the current and long-term debt for each of the period presented are shown below.

	Outstanding debt as of December 31, 2015
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Current portion of long-term external debt	$105.3	$(11.5)	$93.8
Long-term external debt	3,487.0	(46.6)	3,440.4
Total external debt	$3,592.3	$(58.1)	$3,534.2

	Outstanding debt as of December 31, 2014
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Current portion of long-term external debt	$76.5	$(7.6)	$68.9
Long-term external debt	3,227.4	(70.8)	3,156.6
Total external debt	$3,303.9	$(78.4)	$3,225.5

Restrictive Covenants
For a list of financial and non-financial covenants for the Company’s financing agreements please refer to “Note 11 - Debt” of the notes to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

Some of the Company’s existing financing agreements contain cross-default provisions that may be triggered if the Company defaults on any of its indebtedness or if the terms of its existing or future financing agreements. In turn, Seadrill’s existing financing arrangements contain cross-default provisions that may be triggered if its key subsidiaries default under the terms of their existing or future financing arrangements. Further, because the Company's drilling units are pledged as security for Seadrill’s obligations under these financing agreements, lenders thereunder could foreclose on the Company’s drilling units in the event of a default thereunder. Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under the Company’s other existing financing agreements, which could have a material adverse effect on us.

On April 28, 2016, Seadrill executed amendment and waiver agreements in respect of all of its senior secured credit facilities, as part of its efforts to maintain liquidity. The amendment and waiver agreements, among other things, amend the equity ratio, leverage ratio, minimum value clauses and minimum liquidity requirements under Seadrill’s and some of our secured credit facilities until June 30, 2017. The key terms and conditions related to the amendment and waiver agreements in respect of our credit facilities are set forth in “Note 11-Debt” of the notes to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

The Company and Seadrill were in compliance with applicable covenants as of December 31, 2015. The Company and Seadrill expects to remain in compliance with the amended covenants in 2016.

Liquidity Requirements
Our short-term liquidity requirements relate to servicing our debt amortizations, interest payments, funding working capital requirements, and making distributions. Sources of liquidity include existing cash balances, restricted cash balances for certain debt, short-term investments, amounts available under revolving credit facilities and contract and other revenues. As of December 31, 2015, the Company's cash and cash equivalents were $319.0 million, compared to $242.7 million as of December 31, 2014. We have historically relied on our cash generated from operations to meet our working capital needs. The Company believes its current resources, including the potential borrowings under the revolving credit facilities, and cash generated from operations, provided by our current contract backlog, are sufficient to meet its working capital requirements and other obligations as they fall due for at least the next twelve months.

The amendment and waiver agreements are subject to, among other things, Seadrill’s compliance with the processes and undertakings set forth therein, including agreements in respect of progress milestones towards the agreement of, and implementation plan in respect of, a comprehensive financing package. There can be no assurance that Seadrill will maintain compliance with the processes and undertakings set forth in the amendment and waiver agreements, or that any potential debt restructuring, reorganization or recapitalization will be undertaken or be successful. In the event of a default by Seadrill under one of its financing agreements, the cross-default clauses described above that are in some of our existing financing agreements could cause us to be unable to make additional borrowings under our credit facilities and amounts outstanding under our loan agreements to be accelerated and become due and payable.

Our long-term liquidity requirements include the repayment of long-term debt balances, and funding any potential purchases of drilling units. Generally, the Company's long-term sources of funds will be a combination of borrowings from and leasing arrangements with commercial banks, cash generated from operations and debt and equity financing. Because the Company distributes all of its available cash, the Company expects that it will rely upon financing from external financing sources and related parties, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Under the Marshall Islands Act or the Marshall Islands Limited Partnership Act, as applicable, OPCO may be prohibited from making distributions to the Company. OPCO may not make a distribution to its members or partners if, after giving effect to the distribution, all of the distributing entity’s liabilities, other than liabilities to its members or partners on account of their interests in the entity and liabilities for which the recourse of creditors is limited to specified property of the entity, exceed the fair value of the assets of the entity, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the entity only to the extent that the fair value of that property exceeds that liability. Moreover, subsidiaries of the Company and OPCO not organized in the Marshall Islands are subject to certain restrictions on payment of distributions pursuant to the law of their jurisdictions of organization.

Derivative Instruments and Hedging Activities
The Company uses financial instruments to reduce the risk associated with fluctuations in interest rates. These agreements do not qualify for hedge accounting and any changes in the fair values of interest rate swap agreements are included in the Consolidated and Combined Carve-Out Statement of Operations within "Loss/(gain) on derivative financial instruments".
Total realized and unrealized loss on interest-rate swap agreements, not qualified for hedge accounting, amounted to $82.9 million for the year ended December 31, 2015.
As of December 31, 2015, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with Seadrill with a combined outstanding principal amount of $655.3 million, swapping LIBOR for fixed rates between 1.10% per annum and 1.93% per annum.
As of December 31, 2015, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with external parties with a combined outstanding principal amount of $2,851.9 million, swapping LIBOR for an average fixed rate of 2.49% per annum.
As of December 31, 2015, the Company's net exposure to short term fluctuations in interest rates on its outstanding debt was $391.1 million, based on its total net interest bearing debt of $3,898.3 million, including related party debt agreements, less the $3,507.2 million outstanding balance of fixed interest rate swaps.

The Company's funding and treasury activities are intended to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with minor balances held in Canadian Dollars, Euros, Thai Baht, and Nigerian Naira. The Company has not entered into any foreign currency derivatives related to the Canadian Dollar, Euro, Thai Baht or Nigerian Naira in the periods presented, and, therefore, the Consolidated and Combined Carve-Out Financial Statements do not include any unrealized gains or losses on foreign currency derivatives. The Company receives part of its revenue in the Euro, Canadian dollar and Nigerian Naira. Because the Company incurs operating costs related to the West Capella in Nigerian Naira, the Company is able to offset a portion of its foreign currency exposure with respect to revenues earned in Nigerian Naira. Depending on the level of the Company's currency exposure, the Company may in the future enter into derivative instruments to manage currency risk.

C.     Research and Development
The Company does not undertake any significant expenditures on research and development, and has no significant interests in patents or licenses.

D.     Trend Information

As a result of the decline in oil prices and reductions in oil company expenditures, the offshore drilling market is currently entering its third year of a downturn. Rig owners are bidding for available work extremely competitively with a focus on utilization over returns, which will likely drive dayrates down to or below cash breakeven levels.

The offshore drilling market continues to be oversupplied with multiple drilling rigs chasing the few opportunities that are available and contracting activity is at the lowest levels since the 1980’s. Oil company capital expenditures are expected to decline further in 2016 following two consecutive years of decline. It is expected that the majority of rigs with contracts expiring in 2016 will be unable to find suitable follow on work and many are likely to be idle for a protracted period. Consequently, cold stacking and scrapping activity will likely accelerate.

Oil companies continue to work on managing their existing rig capacity. They are in many cases overcommitted based on reduced activity levels and there is very little appetite for adding new units. Near term budgetary constraints are the primary focus of many oil companies, with short term cash conservation ranking ahead of long term value generation. However, the near term cost cutting needed to support dividend payments can be expected to negatively impact the long term production profiles of existing development projects.

At today’s oil prices the full cycle cost of many of the hydrocarbon provinces globally are uneconomic. A supply response is inevitable, however it may take some time due to the high degree of sunk costs in producing projects. When also considering the eventual demand response to low prices a rebalancing in the oil markets is expected at some point. Offshore oil fields represent a material portion of most major oil company’s reserves and their production remains a cost competitive source of hydrocarbons.

Floaters

It is likely that the majority of floaters with contracts expiring in 2016 will be unable to find reasonable follow on work. It will be important to observe how rig owners react when faced with idle time on their units and face the choice to warm stack, cold stack or scrap units. For the most part, customer conversations remain focused on extending existing contracted assets or trade-offs between existing assets and newer assets rather than contracting new units for work.

In light of the current environment, the Company is encountering and may in the future encounter situations where counterparties request relief to contracted dayrates or seek early contract termination. In the event of early termination for the customer's convenience, an early termination amount is typically payable to the Company, in accordance with the terms of the drilling contract. While the Company believes that its contract terms are enforceable, it may be willing to engage in discussions to modify such contracts if there is a commercial agreement that is beneficial to both parties.

Over the past 18 months 70 units have been scrapped, representing more retirements than over the prior 9 years combined, and more than any other 18 month period in history. Over the next 6 quarters, 26 of the 72 rigs rolling off contract are 5th generation or below units that will be challenged to find work for the foreseeable future as they are priced out of the market by more capable units. 15 or 20 year old assets require significant capital investments to remain part of the active fleet and very few rig owners will find economic justification to keep these old assets working.

Larger drilling companies with diversified fleets will find it easier to make sound economic decisions and cold stack idle rigs as each individual unit represents a smaller percentage of the overall fleet. Cold stacked units will generally require an improvement in dayrates sufficient to overcome reactivation costs before they are reintroduced into marketed supply. Significant cold stacking activity would represent a positive development in the market, effectively reducing marketed supply and helping to stabilize utilization and pricing until a more fundamental recovery is in place.

Currently 170 floaters are contracted, representing 56% marketed utilization. It is estimated that 180-200 rigs are needed in the floater fleet to maintain current decline curves.

Currently the orderbook stands at approximately 69 units. A significant number of these newbuild orders have been delayed or cancelled and we expect this trend to continue. Delayed or cancelled newbuildings will ultimately be added to the fleet, however until an improved market justifies taking deliveries, the vast majority will likely remain in the shipyards. Between now and 2018 there is a high likelihood that there will be overall contraction in the floater fleet due to delivery delays and scrapping activity.

Tender Rigs

The worldwide fleet of tender rigs currently totals 37 units. Overall, the global fleet is 14 years old on average. Currently the orderbook stands at approximately 8 units. 5 are scheduled for delivery in 2016, and 3 in 2017.

Activity in the tender rig market is focused primarily in South-east Asia and West Africa. Tendering activity is typically more stable in this market due to these types of units being employed on development projects, however capacity utilization and dayrates have remained under pressure, similar to the worldwide floater market. Currently 22 tender rigs are contracted, representing 59% utilization.

E.     Off-Balance Sheet Arrangements
The Company had no off-balance sheet arrangements as of December 31, 2015 or 2014, other than operating lease obligations and other commitments in the ordinary course of business that it is are contractually obligated to fulfill with cash under certain circumstances. These commitments include guarantees in favor of banks as well as guarantees towards third parties such as surety performance guarantees towards customers as it relates to the Company's drilling contracts, contract bidding, customs duties, tax appeals and other obligations in various jurisdictions. Obligations under these guarantees are not normally called, as the Company typically complies with the underlying performance requirement. As of December 31, 2015, the Company had not been required to make collateral deposits with respect to these agreements.
The maximum potential future payments are summarized in Note 16 -“Commitments and contingencies” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

F.     Tabular Disclosure of Contractual Obligations
The following table summarizes the Company's long-term contractual obligations as of December 31, 2015:

	Payments Due by Period
($ in millions)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt obligations	$3,898.3	$251.1	$839.6	$58.0	$2,749.6
Interest expense commitments on long-term debt obligations (1)	585.7	120.3	217.2	200.6	47.6
Commitment fee on undrawn facility (2)	16.1	2.3	4.6	4.6	4.6
Deferred consideration payable (3)	290.5	35.8	74.3	73.4	107.0
Total	$4,790.6	$409.5	$1,135.7	$336.6	$2,908.8

(1)
The Company's interest commitment on long-term debt is calculated based on the applicable interest rates contained in its loan agreements as of December 31, 2015 and the associated interest rate swap rates.

(2)
The $100 million revolving credit facility with Seadrill and the $100.0 million revolving credit facility under the Amended Senior Secured Credit Facilities incur commitment fees on the undrawn balance of 2% per annum and 0.5% per annum respectively.

(3)
The Company recognized deferred consideration payable as a result of the purchase from Seadrill of the entities that own and operate the West Vela on November 4, 2014 and the West Polaris on June 19, 2015. The payment of these amounts is contingent on the amount of contract revenues and mobilization revenues received from the customer. For further information on the nature of these payments please see "Note 3 - Business Acquisitions" of the notes to the Consolidated and Combined Carve-Out Financial Statements in this annual report.

G.     Safe Harbor

See the section entitled "Important Information Regarding Forward-Looking Statements" in this annual report.

Item 6.         Directors, Senior Management and Employees

A.     Directors and Senior Management
Directors
The following provides information about each of the Company's directors. The business address through which the board can be contacted is 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom.

Name	Age	Position
Graham Robjohns	51	Director
Bert Bekker	77	Director and Audit Committee Member
Kate Blankenship	51	Director and Audit Committee Member
Harald Thorstein	36	Director
Andrew Cumming	61	Director and Conflicts Committee Member
Keith MacDonald	57	Director, Audit Committee Member and Conflicts Committee Member

Graham Robjohns has served as a Director since September 2012. Mr. Robjohns currently serves as a director of Seadrill UK Ltd., a wholly owned subsidiary of Seadrill, and has served in such position since June 2010. Mr. Robjohns was also the Chief Executive Officer of the Company from June 2012 to August 2015. Mr. Robjohns has also served as Principal Executive Officer of Golar LNG Partners LP since July 2011, and prior to that, served as its Chief Executive Officer and Chief Financial Officer from April 2011 to July 2011. Mr. Robjohns served as the Chief Financial Officer of Golar Management from November 2005 until June 2011. Mr. Robjohns also served as Chief Executive Officer of Golar LNG Management from November 2009 until July 2011. Mr. Robjohns served as Group Financial Controller of Golar Management from May 2001 to November 2005 and as Chief Accounting Officer of Golar Management from June 2003 until November 2005. He was the Financial Controller of Osprey Maritime (Europe) Ltd from March 2000 to May 2001. From 1992 to March 2000 he worked for Associated British Foods Plc. and then Case Technology Ltd (Case), both manufacturing businesses, in various financial management positions and as a director of Case. Prior to 1992, Mr. Robjohns worked for PricewaterhouseCoopers in their corporation tax department. He is a member of the Institute of Chartered Accountants in England and Wales.

Bert Bekker has served as a director of the Company since September 2012, and serves on the Company's audit committee. Mr. Bekker has been in the heavy marine transport industry since 1978 when he co-founded Dock Express Shipping Rotterdam (the predecessor of Dockwise Transport). Mr. Bekker retired from his position as Chief Executive Officer of Dockwise Transport B.V. in May 2003. Mr. Bekker served as Chief Executive Officer of Cableship Contractors N.V. Curacao from March 2001 until June 2006. In May 2006, Mr. Bekker was appointed Executive Advisor Heavy Lift of Frontline Management AS, an affiliate of Frontline Ltd. ("Frontline"), and in January 2007, he was appointed CEO of Sealift

Management B.V. Mr. Bekker held that position until its merger with Dockwise Ltd in May 2007. Mr. Bekker served as a director of Dockwise Ltd. from June 2007 until December 2009. Mr. Bekker has served as a director of Wilh. Wilhelmsen Netherlands B.V., part of the Wilh. Wilhelmsen ASA Group, since July 2003. Mr. Bekker has served as a director of Seadrill since April 2013.

Kate Blankenship has served as a director of the Company since June 2012, and serves on the Company's audit committee. Mrs. Blankenship has served as a director of Seadrill since its inception in May 2005. Mrs. Blankenship has also served as a director of Frontline since 2003. Mrs. Blankenship joined Frontline in 1994 and served as its Chief Accounting Officer and Company Secretary until October 2005. Mrs. Blankenship has been a director of Ship Finance since October 2003, North Atlantic Drilling Limited since February 2011, Independent Tankers Corporation Limited since February 2008, Golden Ocean Group Limited since November 2004, Archer since its incorporation in 2007 and Avance Gas Holding Limited since October 2013. Mrs. Blankenship served as a director of Golar LNG Limited from July 2003 until September 2015 and Golar LNG Partners LP from September 2007 until September 2015. She is a member of the Institute of Chartered Accountants in England and Wales.

Harald Thorstein has served as a director of the Company since September 2012. Mr. Thorstein has been employed by Frontline Corporate Services since 2011, prior to which he was employed in the Corporate Finance division of DnB NOR Markets from 2008 to 2011, specializing in the offshore and shipping sectors. Mr. Thorstein has an MSc in Industrial Economics and Technology Management from the Norwegian University of Science and Technology. Mr. Thorstein has served as a director of Archer since 2015, Ship Finance since 2011, North Atlantic Drilling Limited since September 2013 and Northern Offshore Limited since 2012, Golden Ocean Group Limited since 2014, Frontline 2012 since 2014 and has served as the Chairman of the Board of Directors Deep Sea Supply PLC since May 2013.

Andrew Cumming was appointed by the remaining elected directors to replace Bart Veldhuizen as a Class III elected director in June 2015.  Mr. Cumming has almost 40 years of experience in banking and risk management. Prior to retirement in 2014, Mr. Cumming spent 17 years of his career in a variety of positions at Lloyds Bank, including seven years as Chief Credit Officer, Commercial Banking Division and membership of Group Risk and Commercial Banking Executive Committees.  He is a graduate of the University of London and a Fellow of the Chartered Institute of Bankers Scotland.  Mr Cumming also currently acts as a director of a UK hotels company, MacDonald Hotel Group, a mortgage company, Bluestone Holdings Group, and a private equity company, Lloyds Development Capital. Mr. Cumming also serves on the Company’s conflicts committee.

Keith MacDonald was appointed to the Company’s board of directors in October 2014. Mr. MacDonald also serves on the Company’s audit and conflicts committees. Mr. MacDonald has over 30 years of experience in asset finance as an adviser, banker and independent board director. From 2009 to 2013 he was Global Head of Structured Corporate Finance for Lloyds Banking Group which included the Shipping and other asset finance operations of the Bank. Prior to Lloyds he held a number of senior roles for Citibank from 1990 to 2006 culminating in being Asia-Pacific Head of Structured Corporate Finance based in Hong Kong and was extensively involved in the Bank’s ship finance activities for the Asian market. From 2006 to 2009 he was a Founding Partner of Manresa Partners, a London-based Corporate Finance boutique that specialized in cross-border asset financing. Mr. MacDonald currently acts as an adviser to a number of companies and financial institutions. He is also an Independent Director of two asset finance entities, AABS Limited and RISE Limited and is a Non-Executive Director of First Derivatives plc, a financial technology company listed in London and Dublin. He is a graduate of the National University of Ireland, a Fellow of the Institute of Chartered Accountants in Ireland and a member of the Institute of Directors.

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

Name	Age	Position
Mark Morris (1)	52	Chief Executive Officer
John T. Roche (2)	36	Chief Financial Officer

(1)	Mark Morris replaced Graham Robjohns as Chief Executive Officer of the Company in September 2015. Mr. Robjohns had served as Chief Executive Officer since June 2012

(2)	John Roche replaced Rune Magnus Lundetræ as Chief Financial Officer of the Company in June 2015. Mr. Lundetræ had served as Chief Financial Officer since June 2012

Mark Morris replaced Graham Robjohns as Chief Executive Officer of the Company, commencing September 1, 2015. Effective September 1, 2015, Mark Morris also began serving as the Chief Financial Officer of Seadrill. Prior to joining Seadrill Partners and Seadrill, Mr. Morris was most recently Chief Financial Officer for Rolls-Royce Group plc. During his 28 year career at Rolls Royce, amongst other roles, Mark served as Group Treasurer, Managing Director, Rolls-Royce Capital and Treasurer of International Aero Engines, a Rolls-Royce Joint Venture. Mr. Morris is employed by Seadrill Management Ltd.
John T. Roche replaced Rune Magnus Lundetrae as Chief Financial Officer of the Company, effective June 1, 2015. Mr. Roche is also currently Vice President of Investor Relations for Seadrill and will continue with this responsibility on a part time basis. Prior to joining Seadrill in May 2013, Mr. Roche spent 12 years at Morgan Stanley, most recently as an Executive Director in its Investment Banking Division. Mr. Roche is employed by Seadrill Management Ltd. and is a Chartered Financial Analyst.

B.     Compensation
Reimbursement of Expenses
The Seadrill Member does not receive compensation from the Company for any services it may provide on the Company's behalf, although it is entitled to reimbursement for expenses incurred on the Company's behalf. In addition, the Company reimburses Seadrill Management for expenses incurred pursuant to the management and administrative services agreement that the Company entered into with Seadrill Management in connection with the closing of the Company's IPO. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administrative Services Agreement.”
Executive Compensation
Under the management and administrative services agreements, the Company is obligated to reimburse Seadrill Management for its reasonable costs and expenses incurred in connection with the provision of executive officer and other administrative services to us. In addition, the Company is obligated to pay Seadrill Management a management fee equal to 5% of the costs and expenses incurred on the Company's behalf. For the year ended December 31, 2015, the Company incurred total costs, expenses and fees under these agreements of approximately $0.5 million. During the year ended December 31, 2015, the Company also paid a management fee to Seadrill UK Ltd. equal to 5% of its costs and expenses pursuant to an additional management and administrative services agreement in connection with the provision of services by Graham Robjohns as Chief Executive Officer of the Company. This agreement was terminated concurrently with the end of Mr. Robjohns’ service as an officer of the Company. The amount of the Company's reimbursement to Seadrill Management for the time of the Company's officers depends on an estimate of the percentage of time the Company's officers spend on the Company's business and is based upon a percentage of the salary and benefits Seadrill Management, as applicable, pays to such officers. Seadrill Management Ltd. provides for the compensation of Mr. Morris and Mr. Roche in accordance with its own policies and procedures. The Company does not pay any additional compensation to the Company's officers. Officers and employees of affiliates of Seadrill may participate in employee benefit plans and arrangements sponsored by Seadrill or its affiliates, including plans that may be established in the future. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administrative Services Agreement.”

Compensation of Directors
The Company's officers or officers of Seadrill who also serve as the Company's directors receive additional compensation for their service as directors. Additionally the Company's directors receive compensation for their service as directors and members of the audit committee and conflicts committee receive additional compensation for their services on these committees. During the year ended December 31, 2015, the Company's directors received aggregate compensation for services of $0.3 million. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by the Company for actions associated with being a director to the extent permitted under Marshall Islands law.

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
The Company's current board of directors consists of six members: Kate Blankenship, Graham Robjohns, Bert Bekker, Harald Thorstein, Andrew Cumming, and Keith MacDonald. The Company's board has determined that each of Mrs. Blankenship, Mr. Bekker, Mr. Cumming and Mr. MacDonald satisfies the independence standards established by The New York Stock Exchange, or NYSE, and Rule 10A-3 of the Exchange Act as applicable to the Company. Ms. Blankenship, Mr. Robjohns and Mr. MacDonald, were appointed by the Seadrill Member in its sole discretion and will serve as directors for terms determined by the Seadrill Member. Mr. Thorstein and Mr. Bekker were elected by the Company's common unitholders. Mr. Cumming was appointed by the remaining elected directors pursuant to our operating agreement to replace Bart Veldhuizen upon his resignation from our board of directors in June 2015.
Directors elected by its common unitholders are divided into three classes serving staggered three-year terms. Harald Thorstein is designated as the Class I elected director and will serve until the Company's annual meeting of unitholders in 2017, Bert Bekker is designated as the Class II elected director and will serve until the Company's annual meeting of unitholders in 2018, and Andrew Cumming is designated as a Class III elected director and will serve until the Company's annual meeting of unitholders in 2016. At each annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by the Company's common unitholders will be nominated by the board of directors or by any member or group of members that holds at least 10% of the outstanding common units.
On November 3, 2015, the Company announced that Mr. Tony Curry, a Class III elected director, passed away following a period of illness. Mr. Curry served as a director since April 2013 and was a member of the conflicts committee. The remaining elected directors of the Company are entitled to elect Mr. Curry’s replacement to serve the remainder of Mr. Curry’s term, which expires at the 2016 annual meeting of members of the Company.
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
Committees
The Company has an audit committee that, among other things, reviews the Company's external financial reporting, engages external auditors and oversees its internal audit activities and procedures and the adequacy of its internal accounting controls. The Company's audit committee is currently composed of three directors, Ms. Blankenship, Mr. Bekker and Mr. MacDonald. The Company's board has determined that each of Ms. Blankenship, Mr. Bekker and Mr. MacDonald satisfies the independence standards established by the NYSE. Ms. Blankenship qualifies as an “audit committee expert” for purposes of SEC rules and regulations.

The Company also has a conflicts committee composed of two members of its board of directors. The conflicts committee is available at the board’s discretion to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to the Company. The members of the conflicts committee may not be officers or employees of the Company or directors, officers or employees of the Seadrill Member or its affiliates, and must meet the independence standards established by the NYSE to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to the Company, approved by all of its members, and not a breach by its directors, the Seadrill Member or its affiliates of any duties any of them may owe the Company or its unitholders. The current members of the Company's conflicts committee are Mr. Cumming and Mr. MacDonald.
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
Management of OPCO
The Company's wholly owned subsidiary, Seadrill Operating GP LLC, the general partner of Seadrill Operating LP, manages Seadrill Operating LP’s operations and activities. The Company's board of directors has the authority to appoint and elect the directors of Seadrill Operating GP LLC, who in turn appoint the officers of Seadrill Operating GP LLC. Certain of the Company's directors and officers also serve as directors or executive officers of Seadrill Operating GP LLC. The partnership agreement of Seadrill Operating LP provides that certain actions relating to Seadrill Operating LP must be approved by its board of directors. These actions include, among other things, establishing maintenance and replacement capital and other cash reserves and the determination of the amount of quarterly distributions by Seadrill Operating LP to its partners, including us. In addition, the Company owns 51% of the limited liability company interests in Seadrill Capricorn Holdings LLC and controls its operations and activities. The Company also owns 100% of the limited liability company interests in Seadrill Partners Operating LLC and controls its operations and activities. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—OPCO Operating Agreements.”

D.     Employees
The Company's Chief Executive Officer and Chief Financial Officer provide their services to us pursuant to the management and administrative services agreement.
As of December 31, 2015, approximately 1,507 offshore staff served on the Company’s offshore drilling units and approximately 88 staff served onshore in technical, commercial and administrative roles in various countries. Certain subsidiaries of Seadrill provide onshore advisory, operational and administrative support to the Company’s operating subsidiaries pursuant to service agreements. Please read Item 7 “Major

Unitholders and Related Party Transactions—Related Party Transactions—Advisory, Technical and Administrative Services Agreement,” and “Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administrative Services Agreement”.
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

E.     Unit Ownership
See Item 7 “Major Unitholders and Related Party Transactions—Major Unitholders.”

Item 7.         Major Unitholders and Related Party Transactions

A.     Major Unitholders
The following table sets forth the beneficial ownership of units of Seadrill Partners LLC owned by beneficial owners of 5% or more of the units, and its directors and executive officers as of April 28, 2016:

Name of Beneficial Owner	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially Owned
	Number	Percent	Number	Percent
Seadrill Limited (1)	26,275,750	34.9%	16,543,350	100.0%	46.6%
OppenheimerFunds, Inc. and Oppenheimer SteelPath MLP Alpha Fund (2)	6,802,915	9.0%	—	—%	7.4%
Mark Morris (Chief Executive Officer)	—	—%	—	—%	—
John Roche (Chief Financial Officer)	—	—%	—	—%	—
Graham Robjohns (Director)	*	*	—	—%	—%
Bert Bekker (Director)	—	—%	—	—%	—%
Kate Blankenship (Director)	*	*	—	—%	*
Harald Thorstein (Director)	—	—%	—	—%	—%
Andrew Cumming (Director)	—	—%	—	—%	—%
Keith MacDonald (Director)	*	*	—	—%	—%
All directors and executive officers as a group (8 persons)	*	*	—	—%	*
 * Less than 1%.

(1)
Seadrill’s principal shareholder is Hemen Holdings Limited. Hemen Holding Limited, a Cyprus Holding Company, and other related companies which are collectively referred to herein as Hemen, the shares of which are held in trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 119,097,583 shares, or 24.2%, of the common stock of Seadrill, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen. In addition to the holdings of shares above, as of March 31, 2016, Hemen is party to Total Return Swap agreements relating to 3,900,000 of Seadrill’s common shares.

(2)
Oppenheimer Funds, Inc. has shared voting power and shared dispositive power as to 6,802,915 common units, which represents 9.0% of the common units outstanding and 7.4% of the common and subordinated units outstanding. Oppenheimer SteelPath MLP Alpha Fund has shared voting power and shared dispositive power as to 4,147,646 common units, which represents 5.5% of the common units outstanding and 4.5% of the common and subordinated units outstanding. This information is based solely on the Schedule 13G/A filed by Oppenheimer Funds, Inc. and Oppenheimer SteelPath MLP Alpha Fund on February 4, 2016.

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

B.     Related Party Transactions
From time to time the Company has entered into agreements and has consummated transactions with certain related parties. The Company may enter into related party transactions from time to time in the future. In connection with the Company's IPO, the Company established a conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions.
Additional disclosure of related party transactions for the years ended December 31, 2015, 2014, and 2013 are presented in Note 13 - “Related party transactions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

The following is a summary of the significant related party agreements with Seadrill:

i.	Omnibus agreement

ii.	Acquisitions

iii.	Management and administrative services agreements

iv.	Advisory, Technical and Administrative Services Agreements

v.	Operating Agreements for Seadrill Operating LP and Seadrill Capricorn Holdings LLC

vi.	Loans and financing agreements

vii.	Derivative interest rate swap agreements

viii.	Bareboat charter agreements

i. Omnibus Agreement
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

a.
if less than a majority of the value of the business or assets acquired is attributable to Five-Year Drilling Rigs, as determined in good faith by Seadrill’s board of directors, Seadrill must offer to sell such drilling rigs to us for their fair market value plus any additional tax or other similar costs that Seadrill incurs in connection with the acquisition and the transfer of such drilling rigs to us separate from the acquired business; and

b.
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

ii. Acquisitions
The Company has made the following acquisitions since the IPO:

T-15 Acquisition
On May 17, 2013, Seadrill Partners Operating LLC acquired Seadrill T-15 Ltd., or Seadrill T-15, the entity that owns the T-15, and Seadrill International Limited, the entity that is party to the T-15 and T-16 drilling contracts, from Seadrill for a total purchase price of $210.0 million, less $100.5 million of debt assumed relating to the proportion of Seadrill's existing $440 million credit facility. Working capital adjustments reduced the purchase price by $34.9 million, which was settled in cash during the year.

In connection with the T-15 acquisition, Seadrill T-15 entered into a related party loan agreement with Seadrill in the amount of approximately $100.5 million, corresponding to the aggregate principal amount outstanding under the $440 Million Rig Financing Agreement allocable to the T-15. Pursuant to the related party loan agreement, Seadrill T-15 can make payments of principal and interest directly to the lenders under the $440 Million Rig Financing Agreement on Seadrill's behalf or to Seadrill, corresponding to payments of principal and interest due under the $440 Million Rig Financing Agreement that are allocable to the T-15. Seadrill has the option to make the payments of principal and interest directly to the lenders themselves, and specify an alternate method of compensation from Seadrill T-15. The $440 Million Rig Financing Agreement is a $440 million senior secured term loan with a syndicate of banks. The T-15 and the T-16 are pledged to secure Seadrill’s obligations under $440 Million Rig Financing Agreement. The $440 Million Rig Financing Agreement bears interest at a rate of LIBOR plus 3.25% and will mature in December 2017.

T-16 Acquisition
On October 18, 2013, Seadrill Partners Operating LLC acquired from Seadrill a 100% ownership interest in the entity that owns the tender rig T-16 for a total purchase price of $200.0 million, less $93.1 million of debt assumed relating to the proportion of the existing $440 million credit facility, relating to the T-16. Working capital adjustments reduced the purchase price by $39.0 million, which was recognized within related party receivables at December 31, 2013.
In connection with the T-16 acquisition, Seadrill T-16 entered into a related party loan agreement with Seadrill in the amount of approximately $93.1 million, corresponding to the aggregate principal amount allocable to the T-16 outstanding under the $440 Million Rig Financing Agreement. Pursuant to the related party loan agreement, Seadrill T-16 can make payments of principal and interest directly to the lenders under the $440 Million Rig Financing Agreement on Seadrill's behalf or to Seadrill, corresponding to payments of principal and interest due under the $440 Million Rig Financing Agreement that are allocable to the T-16.

West Leo and West Sirius Acquisitions
On December 13, 2013, Seadrill Operating LP acquired all of the ownership interests in each of the entities that own, operate and manage the semi-submersible drilling rig, West Leo and Seadrill Capricorn Holdings LLC acquired all of the ownership interests in each of the entities that own and operate the semi-submersible drilling rig, West Sirius. The Leo Acquisition and the Sirius Acquisition were accomplished through a series of purchases and contributions. The implied purchase prices of the Leo Acquisition and the Sirius Acquisition were $1.250 billion and $1.035 billion, respectively, in each case, including working capital. The Company's portion of the purchase price after debt financing at the OPCO level for the Leo Acquisition was $229.4 million. The Company's portion of the purchase price after debt financing at the OPCO level for the Sirius Acquisition was $298.4 million. The Company funded $70 million of the $298.4 million purchase price by issuing a zero coupon discount note to Seadrill which was repaid in full in March 2014. In addition, Seadrill Capricorn Holdings LLC financed $229.9 million of the purchase price of the Sirius Acquisition by issuing a zero coupon discount note to Seadrill which was repaid in full in February 2014. As a result of these transactions, the Company acquired a (i) 30% indirect interest in the Leo Business and (ii) 51% indirect interest in the Sirius Business.

In connection with the acquisitions, Seadrill Capricorn Holdings LLC and Seadrill Leo Ltd each entered into related party loan agreements with Seadrill in the amount of approximately $220.1 million and $485.5 million, respectively, corresponding to the aggregate principal amount outstanding under Seadrill's rig financing facilities allocable to the West Sirius and the West Leo, respectively. These loans were repaid in full in February 2014.

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

The implied purchase price of the Auriga Acquisition was $1.24 billion. The Company's portion of the purchase price for the Auriga Acquisition, after debt financing at the OPCO level, was $355.4 million. In addition, Seadrill Capricorn Holdings LLC financed $100.0 million of the purchase price by issuing a zero coupon limited recourse discount note to Seadrill. At the time of the acquisition, Seadrill Auriga Hungary Kft. was a borrower under the $1.45 billion credit facility used to finance the West Auriga. As of the closing date of the Auriga Acquisition, Seadrill Auriga

Hungary Kft owed $443.1 million in principal under this facility. The liabilities relating to the Company under the facility were subsequently extinguished when the facility was repaid in June 2014.

Purchase of Additional Limited Partner Interest in Seadrill Operating LP
On July 21, 2014, the Company purchased a 28% limited partner interest in Seadrill Operating LP from Seadrill for cash consideration of $372.8 million.

West Vela Acquisition
On November 4, 2014, the Company’s 51% owned subsidiary, Seadrill Capricorn Holdings LLC, completed the purchase of 100% of the ownership interests in each of Seadrill Vela Hungary Kft, a Hungarian company which owns the drillship, the West Vela, and Seadrill Gulf Operations Vela LLC, a Delaware limited liability company which operates the West Vela, pursuant to a Contribution, Purchase and Sale Agreement, dated as of November 4, 2014, by and among Seadrill, the Company, Seadrill Capricorn Holdings LLC and Seadrill Americas Inc. The Vela Acquisition was accomplished through a series of purchases and contributions. As a result of these transactions, the Company acquired a 51% indirect interest in the ownership and operations of the West Auriga. The initial purchase price was $900.0 million. Seadrill Vela Hungary Kft. is a borrower under the $1.45 billion credit facility (the “Vela Facility”) used to finance the West Vela, and under which its obligations are secured by the West Vela. As of the closing date of the Vela Acquisition, Seadrill Vela Hungary Kft owed $433.1 million in principal under the Vela Facility. Seadrill Vela Hungary Kft’s liability to repay debt under the Vela Facility that relates to another rig owned by Seadrill and financed under the Vela Facility remains. However, Seadrill has agreed to indemnify us, Seadrill Capricorn Holdings LLC and Seadrill Vela Hungary Kft. against any liability we may incur under the Vela Facility in respect of such debt.

As part of the acquisition agreement, Seadrill Capricorn Holdings LLC also has an obligation to pay $44,000 per day for the West Vela's current contract with BP which expires in November 2020. In addition Seadrill Capricorn Holdings LLC will pay contingent consideration of up to $40,000 per day for the remainder of the BP contract, depending on the actual amount of contract revenue received from BP per day. The purchase price was subsequently adjusted by a working capital adjustment of $6.0 million.

West Polaris Acquisition
On June 19, 2015, Seadrill Operating completed the purchase of 100% of the ownership interests in Seadrill Polaris, the entity that owns and operates the drillship the West Polaris. The initial consideration for the Polaris Acquisition was comprised of $204.0 million of cash and $336.0 million of debt outstanding under the existing credit facility financing the West Polaris.

In addition, Seadrill Operating issued a note (the “Seller's Credit”) of $50.0 million to Seadrill, payment of which is contingent on the future re-contracted dayrate for the West Polaris. The Seller's Credit is due in 2021 and bears an interest rate of 6.5% per annum. During the three-year period following the completion of the current drilling contract with ExxonMobil, the Seller's Credit may be reduced if the average contracted dayrate (net of commissions) for the period, adjusted for utilization, under any replacement contract is below $450 thousand per day until the Seller's Credit's maturity in 2021. Should the average dayrate of the replacement contract be above $450 thousand per day, the entire Seller's Credit must be paid to Seadrill upon maturity of the Seller's Credit in 2021. In addition, Seadrill Polaris may make further contingent payments to Seadrill based upon the West Polaris's operating dayrate. At the time of acquisition, the West Polaris was contracted with ExxonMobil on a dayrate of $653 thousand per day until March 2018. Under the terms of the acquisition agreement, Seadrill Polaris has agreed to pay Seadrill (a) any dayrate it receives in excess of $450 thousand per day, adjusted for daily utilization, through the remaining term, without extension, of the ExxonMobil contract (the “Initial Earn-Out”) and (b) after the expiration of the term of the existing contract until March 2025, 50% of any day rate above $450 thousand per day, adjusted for daily utilization, tax and agency commission (the “Subsequent Earn-Out”).
Refer to Note 3 - “Business acquisitions” to the Consolidated and Combined Carve-Out Financial Statements for more information on each acquisition.

iii. Management and Administrative Service Agreements
In connection with the IPO, subsidiaries of Seadrill Partners, entered into a management and administrative services agreement with Seadrill Management, a wholly owned subsidiary of the Company, pursuant to which Seadrill Management provides Seadrill Partners certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee equal to 5% of Seadrill Management’s costs and expenses incurred in connection with providing these services. The agreement has an initial term for 5 years and can be terminated by providing 90 days written notice. Effective as of April 1, 2013, this agreement was novated from Seadrill Management AS to Seadrill Management Ltd.]
During the years ended December 31, 2015, 2014 and 2013, the Company also paid a management fee to Seadrill UK Ltd. equal to 5% of its costs and expenses pursuant to an additional management and administrative services agreement in connection with the provision of services by Graham Robjohns as Chief Executive Officer of the Company. This agreement was terminated concurrently with the end of Mr. Robjohns’ service as an officer of the Company.

iv. Advisory, Technical and Administrative Services Agreements
Each of the Company’s operating subsidiaries have entered into certain advisory, technical and administrative services agreements with subsidiaries of Seadrill, pursuant to which such subsidiaries provide advisory, technical and administrative services. Each quarter, the Company’s subsidiaries will reimburse such Seadrill subsidiaries for their reasonable costs and expenses incurred in connection with the provision of these services. In addition, the Company’s subsidiaries will pay to such Seadrill subsidiaries a service fee equal to approximately 5% of their costs and expenses incurred in connection with providing services to the Company’s subsidiaries for the quarter. Amounts payable under advisory, technical and administrative services agreements must be paid within 30 days after such Seadrill subsidiary submits to the applicable subsidiary an invoice for such fees, costs and expenses, together with any supporting detail that may be reasonably required. Such services include:

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

•
Accidents-Contingency Plans: assistance in handling all accidents in the course of operations, and development of a crisis management procedure, and other advice and assistance in connection with crisis response, including crisis communications assistance; and

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

v. Operating Agreements for Seadrill Operating LP and Seadrill Capricorn Holdings LLC
The Company's wholly-owned subsidiary, Seadrill Operating GP LLC, and Seadrill have entered into an agreement of limited partnership of Seadrill Operating LP. This agreement governs the ownership and management of Seadrill Operating LP, designates Seadrill Operating GP LLC as the general partner of Seadrill Operating LP, and provides for quarterly distributions of available cash to its partners, as determined by us as the sole member of the general partner of Seadrill Operating LP. Seadrill owns 42% of the limited partner interests in Seadrill Operating LP and the Company owns 58% of such interests.
The Company owns 51% of the limited liability company interests in Seadrill Capricorn Holdings LLC and controls its operations and activities. Seadrill owns 49% of the limited liability company interests. The limited liability company agreement that governs the ownership and management of Seadrill Capricorn Holdings LLC provides for quarterly distributions of available cash to its members, as determined by its board of directors.
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

vi. Loans and Financing Agreements
Seadrill has provided the Company and its subsidiaries with various loans and financing agreements. Below is information regarding the loans outstanding during the year ended December 31, 2015 and 2014. For additional disclosure regarding these agreements, please read Note 11 - “Debt” and Note 13 - “Related party transactions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

$440 Million Rig Financing Agreement
Seadrill financed the construction of the drilling units in the Company’s fleet with borrowings under third party credit facilities. In connection with the Company's IPO and certain subsequent acquisitions from Seadrill, Seadrill amended and restated the various third party credit facilities (“Rig Financing Agreements”) to allow for the transfer of the respective drilling units to OPCO and to provide for OPCO and its subsidiaries that, directly or indirectly, own the drilling units to guarantee the obligations under the facilities. In connection therewith, such subsidiaries entered into intercompany loan agreements with Seadrill corresponding to the aggregate principal amount outstanding under the third party credit facilities allocable to the applicable drilling units.
During the twelve months ended December 31, 2014, certain Rig Financing Agreements were repaid with the proceeds of the Senior Secured Credit Facilities as further discussed above. As of December 31, 2015, the only remaining Rig Financing Agreement with Seadrill related to the T-15 and T-16 (the “$440 Million Rig Financing Agreement”).
In December 2012, Seadrill entered into a $440 million secured term loan facility with a syndicate of banks in part to fund the acquisition of the T-15 and T-16. This secured term loan is referred to herein as the $440 Million Rig Financing Agreement.  The $440 Million Rig Financing Agreement is secured by the T-15 and T-16 and two other rigs owned by Seadrill. The T-15 and T-16 Credit Facility bears interest at a rate of LIBOR plus 3.25% and will mature in December 2017. In May 2013, Seadrill entered into an amendment to the  $440 Million Rig Financing Agreement  to allow for the transfer of the T-15 to Seadrill Partners Operating LLC and to add  Seadrill Partners Operating LLC as a guarantor  under the $440 Million Rig Financing Agreement.  In October 2013, Seadrill entered into an amendment to the $440 Million Rig Financing Agreement to allow for the transfer of the T-16 to Seadrill Partners Operating LLC. Effective from the respective dates of transfer of the T-15 and the T-16 from Seadrill to Seadrill Partners Operating LLC, the entities that own the T-15 and T-16 entered into intercompany loan agreements with Seadrill in the amount of approximately $100.5 million and $93.1 million, respectively. Pursuant to the intercompany loan agreements, the entities which own the T-15 and T-16 make payments of principal and interest   directly to the lenders under the $440 Million Rig Financing Agreement, at Seadrill’s direction and on its behalf.  Such payments correspond to payments of principal and interest due under the $440 Million Rig Financing Agreement that are allocable to the T-15 and the T-16.
The total amounts owed under the $440 Million Rig Financing Agreement, totaled $139 million as of December 31, 2015 (December 31, 2014: $159 million). Certain subsidiaries of the Company are guarantors under the external facilities in which the T-15 and T-16 are pledged as security. Under the terms of the facilities, the guarantors are jointly and severally liable for other guarantors and the borrower who are party to this facility. Seadrill has provided an indemnification to the Company for any payments or obligations related to these facilities for any losses incurred which do not relate to the T-15 and T-16.

West Vencedor Loan Agreement
The senior secured credit facility relating to the West Vencedor was repaid in full by Seadrill in June 2014, and subsequently the related party agreement between the Company's subsidiary, Seadrill Vencedor Ltd., and Seadrill was amended to carry on this facility on the same terms (the “West Vencedor Loan Agreement”) The West Vencedor Loan Agreement was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $70 million. On April 14, 2015 the Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears a margin of 2.25%, a guarantee fee of 1.4% and a balloon payment of $21 million due at maturity in June 2018. The total amount owed to Seadrill under the remaining West Vencedor Loan Agreement as of December 31, 2015, was $58 million (December 31, 2014: $78 million).

$1,450 Million Senior Secured Credit Facility
Under the terms of the $1,450 Million Senior Secured Credit Facility, certain subsidiaries of Seadrill and the Company are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement.  These obligations are continuing and extend to amounts payable by any borrower under the facility. Seadrill has provided an indemnity to the Company for any payments or obligations related to this facility that are not related to the West Vela. The facility has a final maturity in 2025, with a commercial tranche due for renewal in 2018, and bears interest at a rate equal to LIBOR plus a margin that varies from 1.2% to 3% depending on which of the four loan tranches to which it is applicable. The total amount owed by all parties under this facility as of December 31, 2015 is $775.6 million (December 31, 2014: $856 million).

$109.5 Million Vendor Financing Loan
In May, 2013, the Company borrowed from Seadrill $109.5 million as vendor financing to fund the acquisition of the T-15. The loan bears interest at a rate of LIBOR plus a margin of 5% and matures in May 2016. The outstanding balance as of December 31, 2015 was $109.5 million (December 31, 2014: $109.5 million).

$143 Million Loan Agreement
Effective as of December 17, 2015, an operating subsidiary of the Company borrowed $143.0 million (the “West Sirius loan”) from Seadrill in order to provide sufficient immediate liquidity to meet the terms of its bareboat charter termination payment in connection with the West Sirius contract termination. Concurrently, Seadrill borrowed $143.0 million (the “Seadrill loan”) from a rig owning subsidiary of the Company in order to restore its liquidity with respect to the West Sirius loan.

Each loan bears an interest rate of one-month LIBOR plus 0.56% and matures in August 2017. Each of the loan parties understand and agree that the loan agreements act in parallel with each other. As of December 31, 2015, $143.0 million was outstanding under each such loan.

Sponsor Credit Facility
On October 24, 2012, in connection with the closing of the Company's IPO, OPCO entered into a $300 million revolving credit facility with Seadrill, as the lender, to be used to fund working capital requirements, acquisitions and other general company purposes. On March 1, 2014, the revolving credit facility was amended to reduce its capacity to $100 million. The sponsor credit facility is for a term of 5 years, and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. The outstanding balance of $125.9 million was repaid in full in March 2014. The outstanding balance as of December 31, 2015 was nil (December 31, 2014: nil).

vii. Derivative Interest Rate Swap Agreements
As of December 31, 2015, the Company was party to interest rate swap agreements with Seadrill for a combined outstanding principal amount of approximately $655.3 million at rates between 1.10% per annum and 1.93% per annum. The swap agreements mature between July 2018 and December 2020. The net loss recognized on the Company’s interest rate swaps for the year ended December 31, 2015, was $10.2 million (year ended December 31, 2014: loss of $41.6 million). Refer to Note 14 - “Risk management and financial instruments” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report for further information.

viii. Bareboat Charter Agreements
In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of OPCO, necessitating certain changes to the inter-company contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius and a wholly-owned subsidiary of OPCO, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. The net effect to OPCO of these bareboat charter arrangements is a cost of $25,500 per day, but due to the downtime of the rig during 2015 the total effect was income of $2.1 million.

Seadrill T-15 Ltd. and Seadrill International Ltd. are each party to a bareboat charter agreement with Seadrill UK Ltd., a wholly owned subsidiary of Seadrill. Under this arrangement, the difference in the charter hire rate between the two charters is retained by Seadrill UK Ltd., in the amount of approximately $820 per day.

Seadrill T-16 Ltd. and Seadrill International Ltd. are each party to a bareboat charter agreement with Seadrill UK Ltd. Under this arrangement, the difference in the charter hire rate between the two charters is retained by Seadrill UK Ltd., in the amount of approximately $770 per day.

For the year ended December 31, 2015 the net effect to OPCO of the above bareboat charters was net income of $1.6 million.

C.     Interests of Experts and Counsel
Not applicable.

Item 8.         Financial Information

A.     Consolidated Statements and Other Financial Information
Please see "Item 18—Financial Statements" below for additional information required to be disclosed under this item.
Legal Proceedings
From time to time the Company has been, and expects that in the future it will be, subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company. Please also see "Note 15 - Commitments and Contingencies" to the audited Consolidated and Combined Carve-Out Financial Statements included elsewhere in this annual report.
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

•
Although the Company's operating agreement requires the Company to distribute all of the Company's available cash, the Company's operating agreement, including provisions requiring the Company to make cash distributions, may be amended. During the subordination period, with certain exceptions, the Company's operating agreement may not be amended without the approval of a majority of the units held by non-affiliated common unitholders. After the subordination period has ended, the Company's operating agreement can be amended with the approval of a majority of the outstanding common units, including those held by Seadrill. As of March 31, 2016, Seadrill owns approximately 34.9% of the Company's common units and all of the Company's subordinated units.

•
Even if the Company's cash distribution policy is not modified or revoked, the amount of distributions the Company pays under the Company's cash distribution policy and the decision to make any distribution is determined by the Company's board of directors, taking into consideration the terms of the Company's operating agreement.

•
Under Section 40 of the Marshall Islands Act, the Company may not make a distribution to the Company's unitholders if, after giving effect to the distribution, all liabilities of the Company, other than liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the assets of the Company, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the Company only to the extent that the fair value of that property exceeds that liability. Identical restrictions exist on the payment of distributions by OPCO to its members or partners, as applicable.

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
Minimum Quarterly Distribution
Common unitholders are entitled under the Company's operating agreement to receive a quarterly distribution of $0.3875 per unit prior to any distribution on the subordinated units and to the extent the Company has sufficient cash on hand to pay the distribution, after establishment of cash reserves and payment of fees and expenses. There is no guarantee that the Company will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if the Company's cash distribution policy is not modified or revoked, the amount of distributions paid under the Company's policy and the decision to make any distribution is determined by the Company's board of directors, taking into consideration the terms of the Company's operating agreement. The Company will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default then exists under the Company's financing agreements. Please read Item 5

“Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the restrictions contained in the Company's credit facilities and lease arrangements that may restrict the Company's ability to make distributions.
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
The subordination period will extend until the second business day following the distribution of available cash from operating surplus in respect of any quarter, ending on or after September 30, 2017, that each of the following tests are met:

•
distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•
the “adjusted operating surplus” (as defined in the partnership agreement) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted weighted average basis during those periods; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

In addition, at any time on or after September 30, 2017, provided there are no arrearages in the payment of the minimum quarterly distribution on the common units and subject to approval by our conflicts committee, the holder or holders of a majority of our subordinated units will have the option to convert each subordinated unit into a number of common units at a ratio that may be less than one-to-one on a basis equal to the percentage of available cash from operating surplus paid out over the previous four-quarter period in relation to the total amount of distributions required to pay the minimum quarterly distribution in full over the previous four quarters.
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

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	Holders of IDRs
Minimum Quarterly Distribution	$0.3875	100%	—%
First Target Distribution	up to $0.4456	100%	—%
Second Target Distribution	above $0.4456 up to $0.4844	85%	15%
Third Target Distribution	above $0.4844 up to $0.5813	75%	25%
Thereafter	above $0.5813	50%	50%

Quarterly distributions
The table below sets out the quarterly distributions declared and paid to unitholders since December 31, 2014.

	Amount declared and paid per unit ($)		Amount declared and paid ($ in millions)
Period in respect of:	Common units	Subordinated units	Common units	Subordinated units	Incentive distribution rights	Total
2014 Q4	0.5675	0.5675	42.72	9.39	3.17	55.28
2015 Q1	0.5675	0.5675	42.72	9.39	3.17	55.28
2015 Q2	0.5675	0.5675	42.72	9.39	3.17	55.28
2015 Q3	0.5675	0.5675	42.72	9.39	3.17	55.28
2015 Q4 (1) (2)	0.2500	0.2500	18.82	—	—	18.82

(1) This cash distribution was paid on February 12, 2016 to all unitholders of record as of the close of business on February 5, 2016.
(2) The distribution made, in respect of the fourth quarter of 2015 was below the Minimum Quarterly Distribution as set out above. Arrearages in the payment of the minimum quarterly distribution on the common units must be paid before any distributions of available cash from operating surplus may be made in the future on the subordinated units.
B.     Significant Changes

There have been no significant changes since the date of our Consolidated Financial Statements included in this report, other than as described in Note 18 - Subsequent Events thereto.

Item 9.         The Offer and Listing

3    A.     Offer and Listing Details
The high and low sales prices of the Company's common units as reported by the New York Stock Exchange, for the years, quarters and months indicated, are as follows:

Year Ended	High	Low
December 31, 2015	$17.33	$2.92
December 31, 2014	$35.10	$14.57
December 31, 2013	$33.68	$25.65
December 31, 2012 (1)	$28.00	$22.90

Quarter Ended	High	Low
March 31, 2016	$4.74	$1.70
December 31, 2015	$12.20	$2.92
September 30, 2015	$13.36	$7.94
June 30, 2015	$16.17	$11.80
March 31, 2015	$17.33	$11.50
December 31, 2014	$31.35	$14.50
September 30, 2014	$36.07	$29.58
June 30, 2014	$34.38	$28.57
March 31, 2014	$33.20	$28.82

Month Ended	High	Low
April 27, 2016 (2)	$5.51	$3.02
March 31, 2016	$4.74	$1.70
February 29, 2016	$3.22	$1.70
January 31, 2016	$3.68	$1.94
December 31, 2015	$8.62	$2.92
November 30, 2015	$12.20	$8.25
October 31, 2015	$11.74	$8.78
(1) Includes the period from October 19, 2012 through December 31, 2012.
(2) Includes the period from April 1, 2016 through April 27, 2016.

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

(1)
Contribution and Sale Agreement among Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating GP LLC, Seadrill Operating LP, Seadrill Capricorn Holdings LLC, Seadrill Opco Sub LLC, Seadrill Americas Inc., Seadrill Offshore AS, and Seadrill UK Ltd., dated as of October 22, 2012, as amended by Amendment No 1, dated June 30, 2013. This agreement effected the transfer of the ownership interests in OPCO to the Company, and the use of the net proceeds of the IPO.

(2)
Omnibus Agreement among Seadrill Limited, Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating LP, Seadrill Operating GP LLC, and Seadrill Capricorn, dated as of October 24, 2012. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-Omnibus Agreement.”

(3)
Amended and Restated Management and Administrative Services Agreement with Seadrill Management Ltd. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-Management and Administrative Services Agreement."

(4)	Management Services Agreement with Seadrill UK Ltd. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-Management and Administrative Services Agreements.”

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

(8)
Administrative, Technical and Advisory Agreement, effective as of January 1, 2012 by and among Seadrill Management AME Ltd. and Seadrill Ghana Operations Ltd. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-Advisory, Technical and Administrative Services Agreements.”

(9)
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

(10)
Administrative, Technical and Advisory Agreement, effective as of March 21, 2014, by and among Seadrill Americas Inc. and Seadrill Gulf Operations Auriga LLC. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-Advisory, Technical and Administrative Services Agreements.”

(11)
Administrative, Technical and Advisory Agreement, effective as of February 15, 2013, between Seadrill Americas Inc. and Seadrill Gulf Operations Vela LLC. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-Advisory, Technical and Administrative Services Agreements.”

(12)
Administrative Support Contract, dated July 1, 2014, between Seadrill Mobile Units Nigeria Limited and Seadrill Nigeria Operations Limited. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-Advisory, Technical and Administrative Services Agreements.”

(13)
Administrative Support Contract, dated July 1, 2014, between Seadrill Mobile Units Nigeria Limited and Seadrill Offshore Nigeria Limited. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-Advisory, Technical and Administrative Services Agreements.”

(14)
Advisory, Technical and Administrative Services Agreement, dated June 19, 2015, between Seadrill Management AME Ltd. and Seadrill Polaris Ltd. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-Advisory, Technical and Administrative Services Agreements.”

(15)
Amended and Restated Revolving Loan Agreement, dated August 31, 2013 among Seadrill Operating LP, Seadrill Capricorn Holdings LLC, and Seadrill Partners Operating LLC as borrowers, and Seadrill Limited, as lender, as amended by the Second Amendment to Revolving Loan Agreement, dated March 1, 2014. See Note 11 - “Debt” and Note 13 - “Related party transactions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(16)
Amended and Restated US$1,200,000,000 Senior Secured Credit Facility Agreement dated October 10, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein as guarantors, and the banks and financial institutions named therein as lenders. See Note 11 - “Debt” and Note 13 - “Related party transactions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(17)
Loan Agreement dated September 28, 2012 between Seadrill Limited and Seadrill Vencedor Ltd, as amended by Amendment No. 1, dated August 28, 2014, and Amendment No. 2, dated April 14, 2015. See Note 11 - “Debt” and Note 13 - “Related party transactions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(18)
US$440,000,000 Secured Credit Facility Agreement dated December 4, 2012 between Seadrill Limited, as borrower, the subsidiaries of Seadrill Limited named therein as guarantors, and the banks and financial institutions named therein as lenders, as amended by the letter agreement, dated June 18, 2015 and the waiver approval letter dated April 28, 2016. See Note 11 - “Debt” and Note 13 - “Related party transactions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(19)	Waiver Approval Letter regarding the US$440,000,000 Secured Credit Facility Agreement, dated April 28, 2016.

(20)
Loan Agreement, dated May 16, 2013, between Seadrill Limited, Seadrill T-15 Ltd., Seadrill Partners Operating LLC and Seadrill International Limited. This is an intercompany loan agreement with Seadrill pursuant to which Seadrill T-15 Ltd. makes payments of principal and interest to the lenders of the $440 Million Rig Financing Agreement on Seadrill’s behalf. See Note 11 - “Debt” and Note 13 - “Related party transactions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(21)
Intercompany Loan Agreement, dated May 16, 2013, between Seadrill Limited, as lender and Seadrill Partners Operating LLC, as borrower. Pursuant to this agreement, Seadrill Partners Operating borrowed $109.5 million to fund the acquisition of the entities that own and operate the T-15. See Note 11 - “Debt” and Note 13 - “Related party transactions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(22)
Loan Agreement, dated October 11, 2013, by and among Seadrill Limited, Seadrill T-16 Ltd. and Seadrill Partners Operating LLC. Pursuant to this agreement, Seadrill T-16 makes payments of principal and interest directly to the lenders under the $440 Million Rig Financing Agreement on Seadrill's behalf. See Note 11 - “Debt” and Note 13 - “Related party transactions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(23)
Amended and Restated Credit Agreement dated as of June 26, 2014, among Seadrill Operating LP, Seadrill Partners Finco LLC, Seadrill Capricorn Holdings LLC, various lenders and Deutsche Bank AG New York Branch, as Administrative Agent and Collateral Agent. See Note 11 - “Debt” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(24)
Second Amended and Restated $1,450 Million Senior Secured Credit Facility Agreement, dated as of November 4, 2014, among Seadrill Tellus Ltd. and Seadrill Vela Hungary Kft., as Borrowers, Seadrill Limited, as Parent, the guarantors party thereto, ING Bank N.V., as Agent, the lenders party thereto and the other parties thereto, as amended by the letter agreement, dated May 28, 2015 and the waiver approval letter dated April 28, 2016. See Note 11 - “Debt” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(25)	Waiver Approval Letter regarding the Second Amended and Restated Agreement, dated April 28, 2016.

(26)
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

(27)
Amendment and Restatement Agreement, dated June 19, 2015, between Seadrill Polaris Ltd. as borrower, Seadrill Limited as parent, Ship Finance International Limited as retiring guarantor and the other companies listed therein as guarantors, the banks and financial institutions listed therein as lenders, DNB Bank ASA and Nordea Bank AB, London Branch as bookrunners, the banks and financial institutions named therein as mandated lead arrangers and DNB Bank ASA, as agent, relating to the US$420,000,000 Term Loan and Revolving Credit Facilities Agreement, originally dated December 28, 2012, as previously amended. See Note 11 - “Debt” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report and as amended by the waiver approval letter dated April 28, 2016.

(28)	Waiver Approval Letter regarding the Amendment and Restatement Agreement, dated April 9, 2016.

(29)
Loan Agreement, dated April 28, 2016, between Seadrill Hungary Kft and Seadrill Limited. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-Loans and Financing Agreements-$143 Million Loan Agreement.”

(30)
Loan Agreement, dated April 28, 2016, between Seadrill Neptune Hungary Kft and Seadrill Gulf Operations Sirius LLC. See Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions-Loans and Financing Agreements-$143 Million Loan Agreement.”

(31)
Bareboat Charter Agreement between Seadrill Offshore AS and Seadrill Canada Ltd. dated October 5, 2012. See Note 13 - “Related party transactions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(32)
Bareboat Charter Agreements between Seadrill China Operations Ltd. and Seadrill Offshore AS dated October 5, 2012. See Note 13 - “Related party transactions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(33)
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill T-15 Ltd. and Seadrill UK Ltd. See Note 13 - “Related party transactions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(34)
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill T-16 Ltd. and Seadrill UK Ltd. See Note 13 - “Related party transactions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(35)
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill International Ltd. and Seadrill UK Ltd., relating to the T-15. See Note 13 - “Related party transactions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(36)
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill International Ltd. and Seadrill UK Ltd., relating to the T-16. See Note 13 - “Related party transactions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(37)
Purchase and Sale Agreement, dated May 7, 2013, between Seadrill Limited and Seadrill Partners Operating LLC. Pursuant to this agreement, Seadrill Partners Operating LLC purchased the equity interest in each of the entities that own and operate the T-15. See Note 3 - “Business acquisitions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(38)
Purchase and Sale Agreement, dated October 11, 2013, by and among Seadrill Limited, Seadrill Partners LLC and Seadrill Partners Operating LLC. Pursuant to this agreement, Seadrill Partners Operating purchased the equity interests in the entity that owns the T-16. See Note 3 - “Business acquisitions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(39)
Contribution, Purchase and Sale Agreement, dated December 2, 2013, as amended by Amendment to Contribution, Purchase and Sale Agreement, dated as of December 12, 2013, by and among Seadrill Limited, a Bermuda exempted company Seadrill Partners LLC, Seadrill Operating LP, Seadrill Capricorn Holdings LLC, and Seadrill Americas Inc. Pursuant to this agreement, as amended, Seadrill Operating LP acquired all of the ownership interests in each of the entities that own, operate and manage the semi-submersible drilling rig, West Leo and Seadrill Capricorn Holdings LLC acquired all of the ownership interests in each of the entities that own and operate the semi-submersible drilling rig, West Sirius. See Note 3 - “Business acquisitions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(40)
Contribution, Purchase and Sale Agreement, dated March 11, 2014. Pursuant to this agreement, Seadrill Capricorn Holdings LLC acquired the entities that own and operate the West Auriga. See Note 3 - “Business acquisitions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(41)
Promissory Discount Note, dated March 21, 2014 issued by Seadrill Capricorn Holdings LLC. See Note 3 - “Business acquisitions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(42)
Limited Partner Interest Purchase Agreement, dated as of July 17, 2014, between Seadrill Limited and Seadrill Partners LLC. Pursuant to this agreement, the Company purchased an additional 28% limited partner interest in Seadrill Operating LP. See Note 13 - “Related party transactions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(43)
Contribution, Purchase and Sale Agreement, dated November 4, 2014, by and among Seadrill Limited, Seadrill Partners LLC, Seadrill Capricorn Holdings LLC and Seadrill Americas Inc. Pursuant to this agreement, Seadrill Capricorn Holdings LLC acquired the entities that own and operate the West Vela. See Note 3 - “Business acquisitions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(44)
Purchase and Sale Agreement, dated as of June 16, 2015, by and among Seadrill Limited, Seadrill Operating LP, Seadrill Polaris Ltd. See Note 3 - “Business Acquisitions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(45)
Promissory Note, dated as of June 19, 2015, between Seadrill Operating LP and Seadrill Limited. See Note 3 - “Business acquisitions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

(46)
Guaranty, dated as of June 19, 2015, between Seadrill Partners LLC as the guarantor and Seadrill Limited as the holder. See Note 3 - “Business acquisitions” to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.

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

The Company has published on its website a copy of its I.R.S. Form 8937 in connection with its distributions paid in the year ended December 31, 2015. There is no assurance that any dividends paid on the Company's common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on the Company's common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
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
Based on the Company's current and projected method of operation, the Company believes that the Company was not a PFIC for the Company's 2015 taxable year, and the Company expects that the Company will not be treated as a PFIC for the current or any future taxable year. The Company expects that more than 25% of the Company's gross income for the Company's 2015 taxable year arose and for the current and each future year will arise from such drilling contracts or other income that the Company believes should not constitute passive income, and more than 50% of the average value of the Company's assets for each such year will be held for the production of such nonpassive income. Assuming the composition of the Company's income and assets is consistent with these expectations, the Company believes that the Company should not be a PFIC for the Company's 2015 taxable year or the Company's current or any future year.
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
Marshall Islands Tax Consequences
The following discussion is based upon the current laws of the Republic of the Marshall Islands applicable to persons who are not citizens of and do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because the Company and the Company's subsidiaries (including those resident there) do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law the Company's unitholders will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, the Company makes to the Company's unitholders. In addition, the Company's unitholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and will not be required by the Republic of the Marshall Islands to file a tax return relating to their ownership of common units.

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
The discussion that follows is based upon existing U.K. legislation and current H.M. Revenue & Customs practice as of April 28, 2016, both of which may change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences of unit ownership described below.
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

F.     Dividends and Paying Agents
Not applicable.

G.     Statements by Experts
Not applicable.

H.     Documents on Display
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In accordance with these requirements we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C.  The Commission maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Building 11, Chiswick Park, 566 Chiswick High Road, London, W4 5YA, United Kingdom.

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
As of December 31, 2015, the Company was party to interest rate swap agreements with Seadrill for a combined outstanding principal amount of approximately $655.3 million at rates between 1.10% per annum and 1.93% per annum. The swap agreements mature between July 2018 and December 2020. The net loss recognized on the Company's interest rate swaps with Seadrill for the year ended December 31, 2015 was $10.2 million.
As of December 31, 2015, the Company was party to interest rate swap agreements with external counterparties for a combined outstanding principal amount of approximately $2,851.9 million at an average rate of 2.49% per annum. The swap agreements mature in February 2021. The net loss recognized on the Company's interest rate swaps with external counterparties for the year ended December 31, 2015 was $72.7 million.
As of December 31, 2015, the Company's exposure to floating interest rate fluctuations on the Company's outstanding debt (including related party debt agreements) was $391.1 million, compared with $78.6 million as of December 31, 2014. An increase or decrease in short-term interest rates of 100 bps would thus increase or decrease, respectively, the Company's interest expense by approximately $3.9 million on an annual basis as of December 31, 2015, as compared to $0.8 million in 2014.
The fair values of the Company's interest rate swap agreements as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
(In millions of US dollars)	Outstanding principal	Fair Value	Outstanding Principal	Fair Value
Related party receivables (payables) - interest rate swap agreements	$655.3	$2.2	$690.1	$6.0
Other current assets (liabilities) - interest rate swap agreements	$2,851.9	$(84.2)	$2,881.7	$(56.1)
For additional disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2015, please read "Note 15 - Risk management and financial instruments" to the Consolidated and Combined Carve-Out Financial Statements included in this annual report.
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
The Company receives 10% of the West Capella’s revenues in Nigerian Naira. There is a natural hedge of exposure to Nigerian Naira as a portion of the Company's operating costs are denominated in Nigerian Naira. The impact of a 10% appreciation or depreciation in the exchange rate of Nigerian Naira against the US Dollar would not have a material impact on the Company. Due to the operations of the West Aquarius in Canada, a portion of the Company's revenues and expenses are denominated in the Canadian Dollar. The impact of a 10% appreciation or depreciation in the exchange rate of Canadian Dollar against the US Dollar would not have a material impact on the Company.
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
The Company has elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire. The Company has renewed its policy to insure this windstorm risk for a further period starting May 1, 2016 through April 30, 2017.
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
Protection and Indemnity Insurance. Seadrill purchases Protection and Indemnity insurance and Excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims of up to $250 million per event and in the aggregate for the West Vencedor, T-15 and T-16, up to $400 million per event and in the aggregate for the West Aquarius, West Capella, West Leo and West Polaris, up to $750 million per event and in the aggregate for each of the West Capricorn, West Auriga and West Vela. Effective June 1, 2015, the protection and indemnity insurance for the West Sirius was reduced to $500 million.
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

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable

Item 15.     Controls and Procedures

a)    Disclosure Controls and Procedures
Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 (e) of the Exchange Act as of December 31, 2015. Based upon that evaluation the Principal Executive Officer and the Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

b)    Management’s Report on Internal Control over Financial Reporting
The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 (b) promulgated under the Exchange Act. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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
The Company's management with the participation of the Company's Principal Executive Officer and the Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2015. Based upon that evaluation, management, including the Principal Executive Officer and Principal Financial Officer, concluded that the Company's internal controls over financial reporting are effective as of December 31, 2015.
The effectiveness of the Company's internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

c)     Attestation report of the registered public accounting firm
The independent registered public accounting firm that audited the Consolidated Financial Statements, PricewaterhouseCoopers LLP, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2015, appearing under Item 18 "Financial Statements", and such report is incorporated herein by reference.

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

Item 16C.     Principal Accountant Fees and Services
The Company's principal accountant for 2015 and 2014 is PricewaterhouseCoopers LLP in the United Kingdom.

Fees Incurred by the Company for PricewaterhouseCoopers LLP’s Services
In 2015, the fees incurred by the Company for its principal accountant were as follows:

	2015	2014
Audit Fees	$912,000	$1,205,808
Audit-Related Fees	—	—
Tax Fees	—	—
All other fees	—	—
	$912,000	$1,205,808
Audit Fees
Audit fees represent professional services rendered for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
Not applicable.
Tax Fees
Not applicable.
All Other Fees
Not applicable.
The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by the Company's independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to the Company's principal accountant for all periods in 2015.

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
Independence of Directors
NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is composed of a majority of independent directors. Under Marshall Islands law, the Company is not required to have a board of directors composed of a majority of directors meeting the independence standards described in NYSE rules. However, the Company's board has determined that each of Mrs. Blankenship, Mr. Bekker, Mr. Cumming and Mr. MacDonald satisfies the independence standards established by The New York Stock Exchange, or NYSE, as applicable to us.
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

Item 16H.     Mine Safety Disclosure
Not applicable.

PART III

Item 17.     Financial Statements
Please refer to Item 18.

Item 18.     Financial Statements
The following financial statements listed below and set forth on pages F-1 through F-49 together with the related report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, are filed as part of this annual report:

Item 19.     Exhibits
The following exhibits are filed as part of this annual report:

Exhibit Number	Description
1.1	Certificate of Formation of Seadrill Partners LLC (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on September 21, 2012)
1.2
First Amended and Restated Operating Agreement of Seadrill Partners LLC, dated October 24, 2012, (incorporated by reference to Exhibit 1.2 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

1.2.1
Amendment No. 1 to the First Amended and Restated Operating Agreement of Seadrill Partners LLC, dated February 23, 2014 (incorporated by reference to Exhibit 1.2.1 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 21, 2015)

1.3
Amended and Restated Agreement of Limited Partnership of Seadrill Operating LP dated July 21, 2014 (incorporated by reference to Exhibit 10.2 of the registrant’s Current Report on Form 6-K for the month of July, filed on July 21, 2014)

1.4
Limited Liability Company Agreement of Seadrill Operating GP LLC, dated September 27, 2012 (incorporated by reference to Exhibit 1.4 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

1.5
Amended & Restated Limited Liability Company Agreement of Seadrill Capricorn Holdings LLC dated October 18, 2012 (incorporated by reference to Exhibit 1.5 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.1.
Contribution and Sale Agreement among Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating GP LLC, Seadrill Operating LP, Seadrill Capricorn Holdings LLC, Seadrill Opco Sub LLC, Seadrill Americas Inc., Seadrill Offshore AS, and Seadrill UK Ltd., dated as of October 22, 2012 (incorporated by reference to Exhibit 4.1 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.1.1
Amendment No. 1 to Contribution and Sale Agreement among Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating GP LLC, Seadrill Operating LP, Seadrill Capricorn Holdings LLC, Seadrill Opco Sub LLC, Seadrill Americas Inc., Seadrill Offshore AS, and Seadrill UK Ltd., dated as of June 30, 2013 (incorporated by reference to the Exhibit 10.1 of the registrant’s Report on Form 6-K for the six month period ended June 30, 2013, filed on September 30, 2013)

4.2
Omnibus Agreement among Seadrill Limited, Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating LP, Seadrill Operating GP LLC, and Seadrill Capricorn, dated as of October 24, 2012 (incorporated by reference to Exhibit 4.2 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.3*
Novation and Amendment Agreement in respect of the Management and Administrative Services Agreement among Seadrill Management AS, Seadrill Management Ltd and Seadrill Partners LLC, dated October 24 2012, as amended April 28, 2016

4.4
Advisory, Technical and Administrative Services Agreement with Seadrill Americas, Inc. (incorporated by reference to Exhibit 4.4 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.5
Advisory, Technical and Administrative Services Agreement between Seadrill Management AME Ltd and Seadrill Vencedor Ltd. dated January 1, 2012 (incorporated by reference to Exhibit 10.5.1 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.6
Advisory, Technical and Administrative Services Agreement between Seadrill Management AME Ltd and Seadrill Deepwater Drillship Ltd. dated January 1, 2012 (incorporated by reference to Exhibit 10.5.2 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.7
Administrative, Technical and Advisory Agreement, effective as of January 1, 2012 by and among Seadrill Management AME Ltd. and Seadrill Ghana Operations Ltd., effective as of December 13, 2013, by and among Seadrill Americas Inc. and Seadrill Gulf Operations Sirius LLC (incorporated by reference to the Exhibit 10.4 of the registrant’s Report on Form 6-K for the month of March 2014, filed on March 11, 2014)

4.8
Administrative, Technical and Advisory Agreement, effective as of January 1, 2012 by and among Seadrill Management AME Ltd. and Seadrill Ghana Operations Ltd., effective as of December 13, 2013, by and among Seadrill Americas Inc. and Seadrill Gulf Operations Sirius LLC (incorporated by reference to Exhibit 10.5 of the registrant’s Report on Form 6-K for the month of March 2014, filed on March 11, 2014)

4.9
Administrative, Technical and Advisory Agreement, effective as of March 21, 2014 between Seadrill Americas Inc. and Seadrill Gulf Operations Auriga LLC. (incorporated by reference to Exhibit 4.7.5 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014).

4.10
Administrative, Technical and Advisory Agreement, effective as of February 15, 2013, between Seadrill Americas Inc. and Seadrill Gulf Operations Vela LLC (incorporated by reference to Exhibit 4.7.6 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 21, 2015).

4.11
Administrative Support Contract, dated July 1, 2014, between Seadrill Mobile Units Nigeria Limited and Seadrill Nigeria Operations Limited. (incorporated by reference to the Exhibit 10.1 of the registrant’s Report on Form 6-K for the six month period ended June 30, 2015, filed on October 5, 2015)

4.12
Administrative Support Contract, dated July 1, 2014, between Seadrill Mobile Units Nigeria Limited and Seadrill Offshore Nigeria Limited. (incorporated by reference to the Exhibit 10.2 of the registrant’s Report on Form 6-K for the six month period ended June 30, 2015, filed on October 5, 2015)

4.13
Advisory, Technical and Administrative Services Agreement, dated June 19, 2015, between Seadrill Management AME Ltd. and Seadrill Polaris Ltd. (incorporated by reference to the Exhibit 10.4 of the registrant’s Report on Form 6-K for the three month period ended March 31, 2015, filed on July 2, 2015)

4.14
Amended and Restated Revolving Loan Agreement, dated August 31, 2013, among Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC, as borrowers, and Seadrill Limited, as lender (incorporated by reference to the Exhibit 10.1 of the registrant’s Report on Form 6-K for the six month period ended June 30, 2013, filed on September 30, 2013)

4.14.1
Second Amendment to Revolving Loan Agreement, dated March 1, 2014, among Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC, as borrowers, and Seadrill Limited, as lender (incorporated by reference to Exhibit 4.8.3 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014)

4.15
Amended and Restated US$1,200,000,000 Senior Secured Credit Facility Agreement dated October10, 2012 for Seadrill Limited, as Borrower, the subsidiaries of Seadrill Limited named therein as guarantors, and the banks and financial institutions named therein as lenders, dated October 10, 2012 (incorporated by reference to Exhibit 10.9 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.16
Loan Agreement dated September 28, 2012 between Seadrill Limited and Seadrill Vencedor Ltd. (incorporated by reference to Exhibit 10.15 of Amendment No. 1 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 5, 2012)

Exhibit Number	Description
4.16.1
Amendment to the Loan Agreement between Seadrill Limited and Seadrill Vencedor Limited dated August 28, 2014 (incorporated by reference to Exhibit 4.42 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 21, 2015)

4.16.2
Amendment to the Loan Agreement between Seadrill Limited and Seadrill Vencedor Limited dated April 14, 2015(incorporated by reference to Exhibit 4.43 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 21, 2015)

4.17
US$440,000,000 Secured Credit Facility Agreement dated December 4, 2012 between Seadrill Limited, as borrower, the subsidiaries of Seadrill Limited named therein as guarantors, and the banks and financial institutions named therein as lenders(incorporated by reference to the Exhibit 10.1 of the registrant’s Report on Form 6-K for the six months ended June 30, 2013, filed on September 30, 2013)

4.17.1*	Letter Agreement regarding the US$440,000,000 Secured Credit Facility Agreement, dated June 18, 2015
4.17.2*	Waiver Approval Letter regarding the US$440,000,000 Secured Credit Facility Agreement, dated April 28, 2016
4.18
Loan Agreement, dated May 16, 2013, between Seadrill Limited, Seadrill T-15 Ltd., Seadrill Partners Operating LLC and Seadrill International Limited (incorporated by reference to the Exhibit 10.3 of the registrant’s Report on Form 6-K for the six months ended June 30, 2013, filed on September 30, 2013)

4.19
Intercompany Loan Agreement, dated May 16, 2013, between Seadrill Limited, as lender and Seadrill Partners Operating LLC, as borrower (incorporated by reference to the Exhibit 10.4 of the registrant’s Report on Form 6-K for the six months ended June 30, 2013, filed on September 30, 2013)

4.20
Loan Agreement, dated October 11, 2013, by and among Seadrill Limited, Seadrill T-16 Ltd. and Seadrill Partners Operating LLC (incorporated by reference to Exhibit 10.6 of the registrant’s Registration Statement on Form F-3 (File No. 333-192053), filed on November 1, 2013)

4.21
Amended and Restated Credit Agreement dated as of June 26, 2014, among Seadrill Operating LP, Seadrill Partners Finco LLC, Seadrill Capricorn Holdings LLC, various lenders and Deutsche Bank AG New York Branch, as Administrative Agent and Collateral Agent (incorporated by reference to the Exhibit 10.1 of the registrant’s Report on Form 6-K for the month of June, filed on June 30, 2014)

4.22
Second Amended and Restated Agreement dated November 4, 2014, among Seadrill Tellus Ltd. and Seadrill Vela Hungary Kft., as Borrowers, Seadrill Limited, as Parent, the guarantors party thereto, ING Bank N.V., as Agent, the lenders party thereto and the other parties thereto, relating to the US$1,450,000,000 Senior Secured Credit Facility Agreement, originally dated March 20, 2013 (incorporated by reference to Exhibit 4.40 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 21, 2015)

4.22.1*	Letter Agreement regarding the Second Amended and Restated Agreement, dated May 28, 2015
4.22.2*	Waiver Approval Letter regarding the Second Amended and Restated Agreement, dated April 28, 2016
4.23
On Demand and Guarantee and Indemnity, dated November 4, 2014, between Seadrill Partners LLC and ING Bank N.V. (incorporated by reference to Exhibit 4.41 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 21, 2015)

4.24
Amendment and Restatement Agreement, dated June 19, 2015, between Seadrill Polaris Ltd. as borrower, Seadrill Limited as parent, Ship Finance International Limited as retiring guarantor and and the other companies listed therein as guarantors, the banks and financial institutions listed therein as lenders, DNB Bank ASA and Nordea Bank AB, London Branch as bookrunners, the banks and financial institutions named therein as mandated lead arrangers and DNB Bank ASA, as agent, relating to the US$420,000,000 Term Loan and Revolving Credit Facilities Agreement, originally dated December 28, 2012, as previously amended (incorporated by reference to the Exhibit 10.5 of the registrant’s Report on Form 6-K for the three month period ended March 31, 2015, filed on July 2, 2015)

4.24.1*	Waiver Approval Letter regarding the Amendment and Restatement Agreement, dated April 28, 2016
4.25*	Loan Agreement, dated April 28, 2016, between Seadrill Hungary Kft and Seadrill Limited
4.26*	Loan Agreement, dated April 28, 2016, between Seadrill Neptune Hungary Kft and Seadrill Gulf Operations Sirius LLC
4.27
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

4.33
Purchase and Sale Agreement, dated May 7, 2013, between Seadrill Limited and Seadrill Partners Operating LLC (incorporated by reference to the Exhibit 10.5 of the registrant’s Report on Form 6-K for the six months ended June 30, 2013, filed on September 30, 2013)

4.34
Purchase and Sale Agreement, dated October 11, 2013, by and among Seadrill Limited, Seadrill Partners LLC and Seadrill Partners Operating LLC (incorporated by reference to Exhibit 10.5 of the registrant’s Registration Statement on Form F-3 (File No. 333-192053), filed on November 1, 2013)

4.35
Contribution, Purchase and Sale Agreement, dated December 2, 2013 (incorporated by reference to the Exhibit 10.2 of the registrant’s Report on Form 6-K for the month of December, filed on December 9, 2013)

4.35.1
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
4.37
Promissory Discount Note, dated March 21, 2014 issued by Seadrill Capricorn Holdings LLC (incorporated by reference to Exhibit 4.37 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014)

Exhibit Number	Description
4.38
Limited Partner Interest Purchase Agreement, dated as of July 17, 2014, between Seadrill Limited and Seadrill Partners LLC (incorporated by reference to Exhibit 10.1 of the registrant’s Report on Form 6-K for the month of July, filed on July 21, 2014.

4.39
Contribution, Purchase and Sale Agreement, dated November 4, 2014, by and among Seadrill Limited, Seadrill Partners LLC, Seadrill Capricorn Holdings LLC and Seadrill Americas Inc. (incorporated by reference to Exhibit 4.39 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 21, 2015)

4.40
Purchase and Sale Agreement, dated as of June 16, 2015, by and among Seadrill Limited, Seadrill Operating LP, Seadrill Polaris Ltd. (incorporated by reference to the Exhibit 10.1 of the registrant’s Report on Form 6-K for the three month period ended March 31, 2015, filed on July 2, 2015)

4.41
Promissory Note, dated as of June 19, 2015, between Seadrill Operating LP and Seadrill Limited (incorporated by reference to the Exhibit 10.2 of the registrant’s Report on Form 6-K for the three month period ended March 31, 2015, filed on July 2, 2015)

4.42
Guaranty, dated as of June 19, 2015, between Seadrill Partners LLC as the guarantor and Seadrill Limited as the holder (incorporated by reference to the Exhibit 10.3 of the registrant’s Report on Form 6-K for the three month period ended March 31, 2015, filed on July 2, 2015)

8.1*	List of Subsidiaries of Seadrill Partners LLC
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial and Accounting Officer
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer
15.1*	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP
101. INS**	XBRL Instance Document
101. SCH**	XBRL Taxonomy Extension Schema
101. CAL**	XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF**	XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB**	XBRL Taxonomy Extension Schema Label Linkbase
101. PRE**	XBRL Taxonomy Extension Schema Presentation Linkbase
*     Filed herewith.

Index to Consolidated and Combined Carve-out Financial Statements of Seadrill Partners LLC

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	F- 2
Consolidated and Combined Carve-out Statements of Operations for the years ended December 31, 2015, 2014, and 2013	F- 3
Consolidated Balance Sheets as of December 31, 2015 and 2014	F- 4
Consolidated and Combined Carve-out Statements of Cash Flows for the years ended December 31, 2015, 2014, and 2013	F- 5
Consolidated and Combined Carve-out Statements of Changes in Members’ Capital for the years ended December 31, 2015, 2014, and 2013	F- 7
Notes to Consolidated and Combined Carve-out Financial Statements	F- 8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Seadrill Partners LLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and of changes in members' capital present fairly, in all material respects, the financial position of Seadrill Partners LLC and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
April 28, 2016

SEADRILL PARTNERS LLC
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS
for the years ended December 31, 2015, 2014 and 2013
(In US$ millions, except per unit data)

		2015	2014	2013
Operating revenues
Contract revenues		$1,603.6	$1,302.7	$1,047.1
Reimbursable revenues		49.9	39.9	11.4
Other revenues	*	88.1	—	5.8
Total operating revenues		1,741.6	1,342.6	1,064.3

Operating expenses
Vessel and rig operating expenses	*	495.5	425.0	375.2
Amortization of favorable contracts		66.9	14.8	—
Reimbursable expenses		45.7	37.9	10.6
Depreciation and amortization		237.5	198.7	141.2
General and administrative expenses	*	52.3	51.4	49.6
Total operating expenses		897.9	727.8	576.6

Operating income		843.7	614.8	487.7

Financial items
Interest income		9.8	3.7	4.4
Interest expense	*	(192.5)	(140.9)	(92.2)
(Loss)/gain on derivative financial instruments	*	(82.9)	(124.9)	49.9
Currency exchange gain / (loss)		1.6	(3.3)	(1.2)
Gain on bargain purchase	*	9.3	—	—
Total financial items		(254.7)	(265.4)	(39.1)

Income before income taxes		589.0	349.4	448.6
Income taxes		(100.6)	(34.8)	(33.2)
Net income		$488.4	$314.6	$415.4
Net income attributable to the non-controlling interest		(231.2)	(176.4)	(271.0)
Net income attributable to Seadrill Partners LLC owners		$257.2	$138.2	$144.4

Earnings per unit (basic and diluted)
Common unitholders		$2.45	$1.75	$2.15
Subordinated unitholders		$2.45	$1.75	$1.83
* Includes transactions with related parties. Refer to Note 13 - Related party transactions.
A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.
See accompanying notes that are an integral part of these Consolidated and Combined Carve-out Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED BALANCE SHEETS
As at December 31, 2015 and 2014
(In US$ millions)

	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$319.0	$242.7
Accounts receivables, net	278.3	294.5
Amount due from related party	128.1	62.7
Other current assets	166.6	129.3
Total current assets	892.0	729.2
Non-current assets:
Drilling units	5,547.3	5,141.1
Goodwill	3.2	3.2
Deferred tax assets	34.2	18.4
Amount due from related party	50.0	—
Other non-current assets	314.4	376.2
Total non-current assets	5,949.1	5,538.9
Total assets	$6,841.1	$6,268.1

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities:
Current portion of long-term debt	$93.8	$68.9
Current portion of long-term related party debt	145.8	40.4
Trade accounts payable and accruals	24.1	7.9
Current portion of deferred and contingent consideration to related party	60.4	25.8
Related party payable	304.7	250.0
Other current liabilities	217.9	227.4
Total current liabilities	846.7	620.4
Non-current liabilities:
Long-term debt	3,440.4	3,156.6
Long-term related party debt	160.2	306.1
Deferred and contingent consideration to related party	185.4	111.2
Deferred tax liability	43.7	—
Long-term related party payable	50.0	—
Other non-current liabilities	17.3	29.5
Total non-current liabilities	3,897.0	3,603.4

Commitments and contingencies (see note 15)
Equity
Members’ Capital:
Common unitholders (issued 75,278,250 units)	945.5	913.3
Subordinated unitholders (issued 16,543,350 units)	18.8	11.7
Seadrill member interest	—	3.2
Total members’ capital	964.3	928.2
Non-controlling interest	1,133.1	1,116.1
Total equity	2,097.4	2,044.3
Total liabilities and equity	$6,841.1	$6,268.1
See accompanying notes that are an integral part of these Consolidated and Combined Carve-out Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
for the years ended December 31, 2015, 2014 and 2013
(In US$ millions)

	2015	2014	2013
Cash Flows from Operating Activities
Net income	$488.4	$314.6	$415.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	237.5	198.7	141.2
Amortization of deferred loan charges	20.2	17.6	7.1
Amortization of favorable contracts	66.9	14.8	—
Gain on bargain purchase	(9.3)	—	—
Unrealized loss / (gain) related to derivative financial instruments	31.8	99.1	(60.2)
Unrealized foreign exchange gain	(1.7)	—	—
Payment for long term maintenance	(49.8)	(39.1)	(26.5)
Deferred income tax (benefit) / expense	27.9	(8.6)	(9.2)
West Aquarius settlement	—	—	25.0
Accretion of discount on deferred consideration	13.3	—	—

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	49.8	(46.3)	(9.4)
Prepaid expenses and accrued income	(1.9)	—	—
Trade accounts payable	15.3	(10.7)	48.6
Related party balances	(29.0)	31.4	56.9
Other assets	57.9	9.9	2.0
Other liabilities	(45.0)	41.7	(14.0)
Changes in deferred revenue	(12.0)	(14.4)	(12.9)
Other, net	(0.5)	—	—
Net cash provided by operating activities	$859.8	$608.7	$564.0

Cash Flows from Investing Activities
Additions to newbuildings and drilling units	(18.6)	(31.6)	(159.3)
Acquisition of subsidiaries, net of cash acquired	(214.7)	(1,137.7)	—
Loan granted to related parties	(143.0)	—	—
Purchase of non-controlling interest in Seadrill Operating LP	—	(373.5)	—
Net cash used in investing activities	$(376.3)	$(1,542.8)	$(159.3)

SEADRILL PARTNERS LLC
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
for the years ended December 31, 2015, 2014 and 2013
(In US$ millions)

	2015	2014	2013
Cash Flows from Financing Activities
Net proceeds from long term debt	$—	$2,825.4	$98.0
Repayments of long term debt	(97.6)	(472.1)	(348.8)
Debt fees paid	(0.8)	—	—
Net proceeds from related party debt	143.0	—	409.5
Repayments of related party debt	(40.3)	(1,588.3)
Proceeds from revolving credit facility	50.0	—	169.6
Contingent consideration paid	(26.6)	—	—
Repayments of revolving credit facility	—	(125.9)	(43.7)
Repayments of related party discount notes	—	(399.9)	—
Cash distributions	(435.3)	(660.2)	(140.9)
Proceeds on issuance of equity, net of fees	—	937.8	464.8
Proceeds on issuance of equity to related parties	—	—	106.9
Proceeds on issuance of units by Seadrill Capricorn Holdings LLC	—	570.3	—
Distribution to Seadrill Limited for the acquisition of T-15, T-16, West Leo and West Sirius (1)	—	—	(939.2)
Owner’s funding repaid	—	—	(112.4)
Net cash provided by/ (used in) financing activities	$(407.6)	$1,087.1	$(336.2)

Effect of exchange rate changes on cash	0.4	—	—

Net increase in cash and cash equivalents	76.3	153.0	68.5
Cash and cash equivalents at beginning of the year	242.7	89.7	21.2
Cash and cash equivalents at the end of year	$319.0	$242.7	$89.7

Supplementary disclosure of cash flow information
Interest paid net of capitalized interest	$228.6	$128.3	$92.2
Taxes paid	57.0	42.6	35.1
(1) Presented net of capital contributions from Seadrill related to the acquisition of the West Leo and West Sirius. For further information refer to Note 3 - Business Acquisitions.
See accompanying notes that are an integral part of these Consolidated and Combined Carve-out Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN MEMBERS’
CAPITAL
for the years ended December 31, 2015, 2014 and 2013
(In US$ millions)

	Members’ Capital
	Common Units	Subordinated Units	Seadrill Member	Total Before Non- Controlling interest	Non- controlling Interest	Total Equity
Consolidated and Combined Balance at December 31, 2012	$294.1	$3.7	$226.8	$524.6	$899.8	$1,424.4
Movement in invested equity	—	—	(62.3)	(62.3)	(50.1)	(112.4)
Acquisition of dropdown companies from Seadrill	—	—	(831.5)	(831.5)	(962.5)	(1,794.0)
Deemed distribution to Seadrill for the acquisition of dropdown companies	—	—	609.7	609.7	696.9	1,306.6
Allocation of deemed distribution to Seadrill for the acquisition of dropdown companies	(609.7)	—	—	(609.7)	(696.9)	(1,306.6)
Equity contribution from Seadrill to Seadrill Operating LP	—	—	—	—	511.1	511.1
Units issued by Seadrill Capricorn Holdings LLC to Seadrill Limited	—	—	—	—	338.8	338.8
Common units issued to Seadrill for the acquisition of the T-16	106.9	—	—	106.9	—	106.9
Common units issued to Seadrill and public - (net of transaction costs of $15.3m)	464.8	—	—	464.8	—	464.8
Capital injection due to forgiveness of related party payables	9.9	6.6	—	16.5	24.0	40.5
Consolidated and Combined carve-out net income	53.4	33.7	57.3	144.4	271.0	415.4
Cash Distributions paid	(39.2)	(25.2)	—	(64.4)	(76.5)	(140.9)
Consolidated Balance at December 31, 2013	$280.2	$18.8	$—	$299.0	$955.6	$1,254.6
Purchase of non-controlling interest	(279.6)	—	—	(279.6)	(93.2)	(372.8)
Common units issued to Seadrill and public (net of transaction costs)	937.8	—	—	937.8	—	937.8
Contribution from non-controlling interest	—	—	—	—	570.3	570.3
Net income	102.2	26.8	9.2	138.2	176.4	314.6
Cash Distributions	(127.3)	(33.9)	(6.0)	(167.2)	(493.0)	(660.2)
Consolidated Balance at December 31, 2014	$913.3	$11.7	$3.2	$928.2	$1,116.1	$2,044.3
Net income	$203.0	$44.7	$9.5	$257.2	$231.2	$488.4
Cash Distributions	$(170.8)	$(37.6)	$(12.7)	$(221.1)	$(214.2)	$(435.3)
Consolidated balance at December 31, 2015	$945.5	$18.8	$—	$964.3	$1,133.1	$2,097.4
See accompanying notes that are an integral part of these Consolidated and Combined Carve-out Financial Statements.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS
Note 1- General information
Background
On June 28, 2012, Seadrill Limited (“Seadrill”) formed Seadrill Partners LLC (the “Company”) under the laws of the Republic of the Marshall Islands.
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
On May 17, 2013, the Company's wholly owned subsidiary, Seadrill Partners Operating LLC, acquired from Seadrill a 100% ownership interest in the entities that own and operate the tender rig T-15. To finance the acquisition of the T-15, Seadrill Partners Operating LLC, borrowed from Seadrill $109.5 million as vendor financing.
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
On March 21, 2014, Seadrill Capricorn Holdings LLC completed the acquisition of the companies that own and operate the drillship, the West Auriga which has been accounted for as a business combination. In order to finance the acquisition, the Company issued 11,960,000 common units to the public and 1,633,987 common units to Seadrill. Refer to "Note 3 - Business acquisitions" for more information.
On June 24, 2014, the Company issued 6,100,000 common units to the public and 3,183,700 common units to Seadrill.
On July 21, 2014, the Company purchased an additional 28% limited partner interest in Seadrill Operating LP, from Seadrill for $372.8 million. As a result of the acquisition, the Company’s limited partner interest in Seadrill Operating LP increased from 30% to 58%.
On September 23, 2014, the Company issued 8,000,000 common units to the public.
On November 4, 2014, Seadrill Capricorn Holdings LLC completed the acquisition of the companies that own and operate the drillship West Vela from Seadrill which has been accounted for as a business combination. Refer to "Note 3 - Business acquisitions" for more information.
On June 19, 2015, Seadrill Operating LP (58% owned by the Company) completed the acquisition of Seadrill Polaris Ltd ("Seadrill Polaris"), the entity that owns and operates the drillship the West Polaris from Seadrill. The purchase was accounted for as a business combination. Refer to "Note 3 - Business acquisitions" for more information.
As of December 31, 2015, Seadrill owned 46.6% of the outstanding limited liability interests of the Company, which included Seadrill's interest in both the common and subordinated units (December 31, 2014: Seadrill owned 46.6%).

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

Basis of consolidation
Investments in companies in which the Company directly or indirectly holds more than 50% of the voting control are consolidated in the financial statements. The Company owns a 58% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP, through the Company's 100% ownership of its general partner Seadrill Operating GP LLC. Ownership of the general partner is deemed to provide the Company with a controlling financial interest and, as such, the Company consolidates Seadrill Operating LP in its financial statements. The Company also owns a 51% limited partner interest in Seadrill Capricorn Holdings LLC.
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
The acquisitions of the entities that own and operate the T-15, T-16, West Leo and West Sirius in 2013 from Seadrill were accounted for under this method. The companies acquired from Seadrill relating to the T-15, T-16, West Leo and West Sirius are referred to as the "dropdown companies" throughout these financial statements.
As of January 2, 2014, the date of the Company's first annual general meeting, Seadrill ceased to control the Company as defined by US GAAP and therefore Seadrill Partners and Seadrill are no longer be deemed to be entities under common control.

Business combinations
The Company applies the acquisition method of accounting for business combinations. The acquisition method requires the total of the purchase price of acquired businesses and any non-controlling interest recognized to be allocated to the identifiable tangible and intangible assets and liabilities acquired at fair value, with any residual amount being recorded as goodwill as of the acquisition date. Costs associated with the acquisition are expensed as incurred. See "Note 3 - Business acquisitions" for further discussion on business acquisitions.

Note 2 - Accounting policies
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

Other revenues
Other revenues include amounts recognized as early termination fees under the offshore drilling contracts which have been terminated prior to the contract end date. Contract termination fees are recognized on a daily basis as and when any contingencies or uncertainties are resolved.
Other revenues also include revenues earned within the Company's Nigerian service company relating to certain services, including the provision of onshore and offshore personnel. During the year ended December 31, 2015, other revenues include Seadrill's drilling rigs West Jupiter and West Saturn and to services provided to Seadrill’s West Polaris drilling rig that was operating in Nigeria for the year ended December 31, 2013.

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

Gain on Bargain Purchase
When the fair value of the identifiable assets and liabilities acquired in a business combination is in excess of the sum of the fair value of consideration and the fair value of any retained non- controlling interest, the Company recognizes in earnings a gain on bargain purchase. Before recognizing any gain on bargain purchase, the Company reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed.

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
Drilling units that are acquired in business combinations are recognized at fair value on date of acquisition.
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

Impairment of long-lived assets
The carrying value of long-lived assets that are held and used by the Company are reviewed for impairment whenever certain triggering events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

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

Income taxes
Seadrill Partners LLC is organized in the Republic of the Marshall Islands and resident in the United Kingdom for taxation purposes. The Company does not conduct business or operate in the Republic of the Marshall Islands, and is not subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a tax resident of the United Kingdom the Company is subject to tax on income earned from sources within the United Kingdom. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently income taxes have been recorded in these jurisdictions when appropriate.
Significant judgment is involved in determining the provision for income taxes. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. The Company recognizes tax liabilities based on its assessment of whether its tax positions are more likely than not sustainable, based on the technical merits and considerations of the relevant taxing authority’s widely understood administrative practices and precedent.
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

Deferred charges
Loan related costs, including debt issuance, arrangement fees and legal expenses, are capitalized and presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability, and amortized over the term of the related loan and the amortization is included in interest expense.

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
Pre-acquisition earnings presented which relates to entities acquired from Seadrill as part of common control transactions have been allocated to the Seadrill member interest. The Seadrill Member interest, and its rights to the incentive distribution rights, is owned by the predecessor owner of acquired entities, Seadrill.

Recently Adopted Accounting Standards
In September 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The guidance further requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date and present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The guidance will be effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years and early adoption is permitted. The Company has chosen to early adopt this standard in 2015. Please refer to "Note 3 - Business acquisitions".
The Company has adopted ASU 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs as of June 30, 2015, which requires the debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. This ASU is effective for the first interim period beginning after December 15, 2015 and early adoption is permitted. The Company has chosen to early adopt this ASU in the second quarter of 2015. As a result, the consolidated balance sheet as of December 31, 2014 has been retrospectively adjusted to reflect this change in accounting principle. $7.6 million of debt issuance costs have been reclassified from other current assets to a direct deduction from current portion of long-term debt and $70.8 million of debt issuance costs have been reclassified from other non-current assets to a direct deduction from long-term debt. As of December 31, 2015, $11.5 million of debt issuance costs have been presented as a direct deduction from the current portion of long-term debt and $46.6 million of debt issuance costs have been presented as a direct deduction from long-term debt. Refer also to Note 11 - Debt.
In April 2015, the FASB issued ASU 2015-06, Earnings Per Share (Topic 260) which includes the final version of Proposed ASU EITF -14A - Earnings Per Share - Effects on Historical Earnings per Unit of Master Limited Partnership Drop Down Transactions. The amendments in this update specify that for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business before the date of a drop down transaction should be allocated entirely to the general partner interest, and previously reported earnings per unit of the limited partners would not change as a result of a drop down transaction. This ASU is effective for the first interim period beginning after December 15, 2015 and early adoption is permitted. The Company has chosen to early adopt this ASU in the first quarter of 2015. However, the adoption of this standard by the Company does not have a material impact on its consolidated financial statements and related disclosures.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes in a classified statement of financial position. The update requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position as opposed to the current requirement to separate these into current and non-current amounts. As permitted by ASU 2015-17, the Company early-adopted this standard as at December 31, 2015 and applied it retrospectively to all periods presented. As a result the Company has presented all deferred tax liabilities and assets, as well as any related valuation allowance, as non-current for all periods presented in this annual report. The adoption of this guidance did not have a material impact on Company's consolidated financial statements and related disclosures.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. In April 2015 the FASB proposed to defer the effective date of the guidance by one year. Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which made targeted amendments to the current consolidation guidance that could affect all industries. The FASB issued this guidance to respond to stakeholders’ concerns about the current accounting for consolidation of certain legal entities. Financial statement users asserted that in certain situations in which consolidation is ultimately required, deconsolidated financial statements are necessary to better analyze the reporting entity’s economic and operational results. Previously, the FASB issued an indefinite deferral for certain entities to partially address those concerns. However, the amendments in this guidance rescind that deferral and address those concerns by making changes to the consolidation guidance. The ASU will be effective for public entities in the first annual period, and for interim periods thereafter, beginning after December 15, 2015 and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-07, Investments-Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The update eliminates the requirement that an investor retrospectively apply equity method accounting when an investment that it had accounted for by another method initially qualifies for use of the equity method. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The update clarifies principal vs agent accounting of the new revenue standard. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The update simplifies the accounting for share based payment transactions. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The update provide more clarification about identifying performance obligations and licensing. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December

15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

Note 3 - Business acquisitions

For the year-ended December 31, 2015

West Polaris Acquisition
On June 19, 2015, the Company’s 58% owned subsidiary, Seadrill Operating LP (“Seadrill Operating”), completed the purchase (the “Polaris Acquisition”) of 100% of the ownership interests in Seadrill Polaris Ltd. (“Seadrill Polaris”) the entity that owns and operates the drillship the West Polaris (the “Polaris Business”) from Seadrill. Seadrill Operating is 42% owned by Seadrill. The acquisition is in line with the Company’s strategy to increase quarterly cash distributions through accretive acquisitions of modern offshore drilling units with long-term contracts attached.

The initial consideration for the Polaris Acquisition was comprised of $204.0 million of cash and $336.0 million of debt outstanding under the existing facility financing the West Polaris.

In addition, Seadrill Operating issued a note (the “Seller's Credit”) of $50.0 million to Seadrill, payment of which is contingent on the future re-contracted dayrate for the West Polaris. The Seller's Credit is due in 2021 and bears an interest rate of 6.5% per annum. During the three-year period following the completion of the current drilling contract with ExxonMobil, the Seller's Credit may be reduced if the average contracted dayrate (net of commissions) for the period, adjusted for utilization, under any replacement contract is below $450 thousand per day until the Seller's Credit's maturity in 2021. Should the average dayrate of the replacement contract be above $450 thousand per day, the entire Seller's Credit must be paid to Seadrill upon maturity of the Seller's Credit in 2021.

In addition, Seadrill Polaris may make further contingent payments to Seadrill based upon the West Polaris's operating dayrate. At the time of acquisition, the West Polaris was contracted with ExxonMobil on a dayrate of $653 thousand per day until March 2018. Under the terms of the acquisition agreement, Seadrill Polaris has agreed to pay Seadrill (a) any dayrate it receives in excess of $450 thousand per day, adjusted for daily utilization, through the remaining term, without extension, of the ExxonMobil contract (the “Initial Earn-Out”) and (b) after the expiration of the term of the existing contract until March 2025, 50% of any day rate above $450 thousand per day, adjusted for daily utilization, tax and agency commission (the “Subsequent Earn-Out”).

In connection with the completion of the Polaris Acquisition, Seadrill Polaris as borrower, entered into an amendment and restatement of the $420.0 million term loan facility secured by the West Polaris (the “West Polaris Facility”). Please refer further to "Note 11 – Debt".

The fair value of the total consideration paid was $374.6 million, was comprised of cash of $204.0 million, the Seller's Credit, which had a fair value of $44.6 million as of the acquisition date, contingent consideration with a fair value of $95.3 million as of the acquisition date, and a working capital adjustment which increased consideration by $30.7 million.

The following table summarizes the consideration paid, and the amounts of the assets and liabilities recognized at the acquisition date.

(In US$ millions)	June 19, 2015
Consideration
Cash	204.0
Contingent consideration	95.3
Seller's Credit	44.6
Plus: Working capital adjustment	30.7
Fair value of total consideration transferred	374.6

Recognized amounts of identifiable assets acquired and liabilities assumed at estimated fair value
Cash	20.0
Current assets	52.1
Intangible asset - favorable drilling contract	124.3
Drilling unit	575.3
Long term interest bearing debt	(336.0)
Current liabilities	(20.2)
Non-current liabilities	(1.3)
Total identifiable net assets at acquisition	414.2

Measurement period adjustment	(30.3)
Gain on bargain purchase	(9.3)
Total	374.6

The West Polaris drilling unit has been valued at fair value separately from the related drilling contract. The estimated fair value of the drilling unit was derived using an income approach with market participant based assumptions, including the Company's expectations around dayrates, drilling unit utilization, operating costs, capital and long term maintenance expenditures and applicable tax rates. The cash flows are estimated over the remaining useful economic life of the drilling unit. At the acquisition date, the cash flows were discounted using an estimated market participant weighted average cost of capital of 8.5%. At the acquisition date, the fair value of the drilling unit recognized was $575.3 million.

The fair value of the drilling contract has been assessed separately. The contract was valued using an “excess earnings” technique where the terms of the contract are assessed relative to current market conditions. The value of the contract related intangible was determined by means of calculating the incremental cash flows arising over the life of the contract compared with a contract with terms at prevailing market rates. At the acquisition date, the fair value of the favorable contract was recognized as an intangible asset totaling $124.3 million. This intangible asset will be amortized over the remaining contract period until March 2018.

The fair value of trade receivables was $31.9 million at the acquisition date, which was also the gross contractual amount. All amounts have since been collected.

At the time of acquisition, the fair value of contingent consideration consisted of the fair value of the Initial Earn-Out of $61.8 million, the fair value of the Subsequent Earn-Out of $33.5 million and the fair value of the Seller's Credit of $44.6 million. The fair value as of the acquisition date was determined using future estimated contract revenues based upon estimates of re-contracted dayrate, average utilization, less any expected commissions and taxes. The contingent consideration has been discounted to present value using a weighted average cost of capital of 8.5%.

At the time of acquisition, the Initial Earn-Out had a maximum possible outcome (based on undiscounted cash flows) of $67.6 million, assuming the West Polaris achieved 100% utilization for the remainder of the ExxonMobil contract and the contracted dayrate was not re-negotiated. The lowest possible outcome of the Initial Earn-Out is nil, assuming the utilization for the West Polaris is 0% and or the contracted dayrate is re-negotiated to less than $450 thousand per day. It is not possible to calculate a range of possible outcomes for the Subsequent Earn-Out as it is impossible to determine a maximum possible re-contract dayrate and as such the maximum amount of the payment is unlimited. The lowest possible outcome for the subsequent earn-out is nil, assuming the utilization for the West Polaris is 0%, and or the re-contracted dayrate is less than $450 thousand per day. The range of undiscounted outcomes for the Seller's Credit varies from nil to $50.0 million.

Acquisition related transaction costs consisted of various advisory, legal, accounting, valuation and other professional fees of $0.7 million, which were expensed as incurred and are presented in the statement of operations within general and administrative expenses.

Measurement period adjustment
At the acquisition date, the Company initially recognized a gain on bargain purchase from the Polaris Acquisition of $39.6 million, which was the excess of the total identifiable net assets acquired over the consideration transferred. In February 2016, customer ongoing negotiations were concluded and the customer contract for the West Polaris was adjusted to $490 thousand per day. This provided further information regarding the value of the favorable contract intangible asset and the Initial Earn-Out. The information is further evidence of a condition that existed at the time of the acquisition and therefore should be accounted for as a measurement period adjustment. The favorable contract intangible asset and the Initial Earn-out liability were reduced by $47.9 million and $17.6 million, respectively. As a result, the company has recognized a $30.3 million reduction in the Gain on Bargain Purchase since the acquisition date and a $9.3 million Net Gain on Bargain Purchase for the year ended December 31, 2015.
The gain on the bargain purchase has been recorded in the line “Gain on bargain purchase” in the Consolidated Statement of Operations. The gain was attributed to the Company's belief that Seadrill may obtain additional value through the transaction, over and above the consideration transferred.  This may include, but is not limited to, the potential future realization of value through Seadrill's investments in Seadrill Partners. These investments include direct ownership interests, common and subordinated units and incentive distribution rights. As a result of these investments Seadrill has a continuing interest in the growth and success of Seadrill Partners.
In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The guidance further requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date and present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The guidance will be effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years and early adoption is permitted. The Company has early adopted this standard and has recognized the measurement period adjustment with regard to the Polaris Acquisition in the current year.
After the measurement period adjustment, and as at December 31, 2015, the Initial Earn-Out has a maximum possible outcome (based on undiscounted cash flows) of $17.5 million, assuming the West Polaris achieves 100% utilization for the remainder of the ExxonMobil contract and the contracted dayrate is not re-negotiated. The lowest possible outcome of the Initial Earn-Out is nil, assuming the utilization for the West Polaris is 0% and or the contracted dayrate is re-negotiated to less than $450 thousand per day.

In the consolidated statement of operations, $131.6 million of revenue and $7.8 million of net income have been included from the acquisition date of the Polaris Business until December 31, 2015.

The pro forma revenue and pro forma net income of the combined entity for the year ended December 31, 2015 and December 31, 2014, had the acquisition date been January 1, 2014 are as follows:

	Year ended December 31,
(In US$ millions)	2015		2014
	Seadrill Partners LLC as reported	Supplemental pro forma combined entity	Seadrill Partners LLC as reported	Supplemental pro forma combined entity
Total Revenue	$1,741.6	$1,851.3	$1,342.6	$1,564.1
Net Income	488.4	535.7	314.6	388.9
Net income attributable to Seadrill Partners LLC members	257.2	284.6	138.2	181.3

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
The purchase price was $1,240.0 million, less debt of $443.1 million that was outstanding under the existing facility related to West Auriga. The total consideration of $797.0 million comprised of cash of $696.9 million, and a zero coupon limited recourse discount note issued by Seadrill Capricorn Holdings LLC to Seadrill in an initial amount of $100.0 million. This note was repaid in June 2014 with the proceeds of the Amended Senior Secured Credit Facilities. Upon maturity of such note, Seadrill Capricorn Holdings LLC was due to repay $103.7 million to Seadrill. The purchase price was subsequently adjusted by a working capital adjustment of $330.4 million. The working capital adjustment predominately arose as a result of related party payable balances which remained in the acquired entities. These payable balances related to funding provided by Seadrill to the acquired entities for the construction, equipping and mobilization of the West Auriga.

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

The fair value of trade receivables was $28.3 million at the acquisition date, which was also the gross contractual amount. All amounts are expected to be collected. The fair value of the mobilization fee receivable included in other current and non-current assets was $92.4 million at the acquisition date, which equaled the book value. All amounts are expected to be collected over the duration of the drilling contract.
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

The pro forma revenue and pro forma net income of the combined entity for the year ended December 31, 2014 and 2013, had the acquisition date been January 1, 2013 are as follows:

	Year ended December 31,
(In US$ millions)	2014		2013
	Seadrill Partners LLC as reported	Supplemental pro forma combined entity	Seadrill Partners LLC as reported	Supplemental pro forma combined entity
Revenues	1,342.6	1,390.7	1,064.3	1,096.1
Net Income	314.6	331.0	415.4	412.5

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

The fair value of trade receivables was $44.1 million at the acquisition date, which was also the gross contractual amount. All amounts are expected to be collected. The fair value of the mobilization fee receivable included in other current and non-current assets was $94.2 million, at the acquisition date which equaled the book value. All amounts are expected to be collected over the duration of the drilling contract.
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
The pro forma revenue and pro forma net income of the combined entity for the twelve months ended December 31, 2014 and December 31, 2013, had the acquisition date been January 1, 2013 are as follows:

	Year ended December 31,
(In US$ millions)	2014		2013
	Seadrill Partners LLC as reported	Supplemental pro forma combined entity	Seadrill Partners LLC as reported	Supplemental pro forma combined entity
Revenues	1,342.6	1,532.4	1,064.3	1,083.4
Net Income	314.6	407.6	415.4	403.8

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

The following table summarizes the above acquisitions during the year ended December 31, 2013:

(In US$ millions)	T-15	T-16	West Sirius	West Leo	Total

Total purchase price	210.0	200.0	1,035.0	1,250.0	2,695.0
Debt assumed	(100.5)	(93.1)	(220.2)	(485.0)	(898.8)
Purchase price less debt	109.5	106.9	814.8	765.0	1,796.2
Working capital adjustments	(34.9)	(39.0)	106.7	(35.0)	(2.2)
Adjusted purchase price	74.6	67.9	921.5	730.0	1,794.0
Carrying value of net assets / (liabilities) acquired	(4.8)	0.3	374.6	117.3	487.4
Excess of sales price over net assets acquired	79.4	67.6	546.9	612.7	1,306.6

Refer to Note 1 - General Information - Business combinations between entities under common control - for further information on how these transactions have had an effect on the Company's consolidated and combined carve out financial statements.

Note 4 – Segment information
Operating segment
OPCO’s fleet, which is regarded as one single global segment, and is reviewed by the Chief Operating Decision Maker, which is the Company's board of directors, as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.
A breakdown of the Company’s revenues by customer for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
BP	44.8%	41.5%	35.0%
ExxonMobil *	32.1%	26.4%	14.5%
Tullow	13.5%	17.4%	18.8%
Chevron	8.5%	14.7%	12.1%
Total	—%	—%	19.6%
Other	1.1%	—%	—%
Total	100.0%	100.0%	100.0%

* The ExxonMobil drilling contract for the West Aquarius was assigned to Hibernia Management and Development Co. Ltd during 2015, 2014 and part of 2013 and to Statoil Canada Ltd. during part of 2013.
Geographic Data
Revenues are attributed to geographical areas based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the revenues for the years ended December 31, 2015, 2014 and 2013 and fixed assets as of December 31, 2015 and 2014 by geographic area:
Revenues

(In US$ millions)	2015	2014	2013
United States	$781.1	$556.6	$370.4
Nigeria	250.1	228.5	213.3
Ghana	234.7	233.5	198.6
Canada	190.9	126.1	153.5
Angola	179.4	92.3	87.9
Thailand	99.8	105.6	40.6
Other	5.6	—	—
Total	$1,741.6	$1,342.6	$1,064.3

Fixed Assets—Drilling Units (1)

(In US$ millions)	2015	2014
United States	$2,927.4	$3,024.3
Ghana	591.5	608.4
Angola	571.3	182.5
Canada	519.2	539.3
Nigeria	508.0	525.4
Thailand	251.5	261.2
Myanmar	178.4	—
Total	$5,547.3	$5,141.1

(1)
The fixed assets referred to in the table above include the eleven drilling units at December 31, 2015 and ten drilling units at December 31, 2014. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

Note 5 – Taxation
Income taxes consist of the following:

	Year Ended December 31,
(In US$ millions)	2015	2014	2013
Current tax expense:
United Kingdom	—	—	—
Foreign	72.6	43.5	42.4
Total current tax expense	72.6	43.5	42.4
Deferred tax (benefit) expense:
United Kingdom	—	—	—
Foreign	28.0	(8.7)	(9.2)
Total income tax expense	100.6	34.8	33.2

Seadrill Partners LLC is tax resident in the United Kingdom. The Company's controlled affiliates operate and earn income in several countries and are subject to the laws of taxation within those countries. Currently some of the Company's controlled affiliates formed in the Marshall Islands along with all those incorporated in the United Kingdom (none of whom presently own or operate rigs) are resident in the United Kingdom and are subject to U.K. tax. Subject to changes in the jurisdictions in which the Company's drilling units operate and/or are owned, differences in levels of income and changes in tax laws, the Company's effective income tax rate may vary substantially from one reporting period to another. The Company's effective income tax rate for each of the years ended on December 31, 2015, 2014 and 2013 differs from the U.K. statutory income tax rate as follows:

	2015	2014	2013
U.K. statutory income tax rate	20.3%	21.3%	23.3%
Non-U.K. taxes	(3.2)%	(11.3)%	(15.8)%
Effective income tax rate	17.1%	10.0%	7.5%
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

The net deferred tax assets consist of the following:

(In US$ millions)	2015	2014
Provisions	19.7	1.5
Net operating losses carry forward	10.7	14.8
Property, plant and equipment	—	3.0
Other	3.8	—
Gross deferred tax assets	34.2	19.3
Valuation allowance related to NOL	—	(0.9)
Net deferred tax asset	34.2	18.4
The net deferred tax liabilities consist of the following:

(In US$ millions)	2015	2014
Property, plant and equipment	42.6	—
Other	1.1	—
Gross deferred tax liabilities	43.7	—
Net deferred tax (liability) / asset	(9.5)	18.4

The deferred tax liability recognized during the year ended December 31, 2015 is due to a change in tax legislation in Nigeria which required a retrospective adjustment in 2015. The Nigerian tax regime has changed from a deemed profit percentage of revenue to an actual profit regime using 30% of net income impacting both the current and deferred income tax. As such a deferred tax liability arises on the difference between book value and the assumed tax write-down value of the West Capella, the Company's drilling unit operating in Nigeria. The deferred tax liability is expected to reverse in approximately 2020.

The Company did not have any deferred tax liabilities at December 31, 2014 and 2013.
The net deferred taxes are classified as follows:

(In US$ millions)	2015	2014
Long-term deferred tax asset	34.2	18.4
Long-term deferred tax liability	(43.7)	—
Net deferred tax (liability) / asset	(9.5)	18.4
As of December 31, 2015, deferred tax assets related to net operating loss ("NOL") carryforwards was $10.7 million, which can be used to offset future taxable income. NOL carry forwards, which were generated in various jurisdictions will expire, if not utilized, in 2033 and 2034. A valuation allowance of nil exists on the NOL carryforwards results where we do not expect to generate future taxable income.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes in a classified statement of financial position. The update requires that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position as opposed to the current requirement to separate these into current and non-current amounts. As permitted by ASU 2015-17, the Company early-adopted this standard effective December 31, 2015 and applied it retrospectively to all periods presented. As a result the Company has presented all deferred tax liabilities and assets, as well as any related valuation allowance, as non-current for all periods presented in this annual report. The adoption of this guidance did not have a material impact on Company's consolidated financial statements and related disclosures.

Uncertain tax positions

As of December 31, 2015, the Company had uncertain tax positions of $9.0 million which is included in other current liabilities on our consolidated balance sheet. The changes to our liabilities related to uncertain tax positions, including interest and penalties that we recognize as a component of income tax expense, were as follows:

(In US$ millions)	2015	2014	2013
Balance beginning of period	—	—	—
Increases as a result of positions taken in prior periods	—	—	—
Increases as a result of positions taken during the current period	9.0	—	—
Decreases as a result of positions taken in prior periods	—	—	—
Decreases as a result of positions taken in the current period	—	—	—
Balance end of period	9.0	—	—

As of December 31, 2015, if recognized, $9.0 million of our unrecognized tax benefits, including interest and penalties, would have a favorable impact on our effective tax rate.

Note 6 – Other revenues
Related party other revenues comprise the following items:

	Year Ended December 31,
(In US$ millions)	2015	2014	2013
Termination payments revenue	74.7	—	—
Related party other revenues	13.4	—	5.8
Total	88.1	—	5.8
Termination payments earned during the year ended December 31, 2015 include the termination fees after the West Sirius drilling contract was canceled before the completion date, with an effective date of April 1, 2015.
The Company's Nigerian service company earned related party revenues relating to certain services, including the provision of onshore and offshore personnel, which the Company provided to Seadrill's West Saturn and the West Jupiter drilling rigs that were operating in Nigeria during the year ended December 31, 2015 and Seadrill’s West Polaris drilling rig that was operating in Nigeria during the year ended December 31, 2013.

Note 7 – Accounts receivable
Accounts receivable are presented net of allowances for doubtful accounts. There were no provisions related to allowances for doubtful accounts as at December 31, 2015. There was a provision of $5.9 million related to allowance for doubtful accounts as at December 31, 2014. There were no provisions related to allowances for doubtful accounts as at December 31, 2013.
The Company did not recognize any bad debt expense in 2015, 2014 or 2013, but has instead reduced contract revenues for any disputed amounts. There were no contract reductions in 2015, however there were reductions of $6.5 million in 2014 and $22.1 million in 2013. The reduction in 2014 was the result of a write-off of re-chargeables of $0.6 million relating to the West Leo as well as $5.9 million disputed with Hibernia relating to the West Aquarius. The reduction in 2013 was the result of amounts disputed with Hibernia in relation to the West Aquarius.

Note 8 – Other current assets
Other current assets include:

(In US$ millions)	December 31, 2015	December 31, 2014
Reimbursable amounts due from customers	23.5	18.5
Mobilization revenue receivable - short-term	42.0	42.0
Favorable contracts to be amortized - short-term	70.5	40.5
Insurance receivable	12.1	14.9
Prepaid expenses	13.1	11.2
Other	5.4	2.2
Total other current assets	166.6	129.3

The Mobilization revenue receivable - short-term portion relates to the mobilization revenue receivable from the West Vela, West Auriga and West Capricorn. Favorable contracts to be amortized - short-term portion relates to the favorable contracts acquired with the West Polaris, West Vela and West Auriga from Seadrill.

Favorable contracts
Favorable drilling contracts are recorded as intangible assets at fair value on the date of acquisition less accumulated amortization. The amounts recognized represent the net present value of the existing contracts at the time of acquisition compared to the current market rates at the time of acquisition, discounted at the weighted average cost of capital. The estimated favorable contract values have been recognized and amortized on a straight line basis over the terms of the contracts, ranging from two to five years. The gross carrying amounts and accumulated amortization were as follows:

	December 31, 2015			December 31, 2014
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Favorable contracts - intangible assets
Balance at beginning of period	280.9	(14.8)	266.1	—	—	—
Additions *	76.4	—	76.4	280.9	—	280.9
Amortization of favorable contracts	—	(66.9)	(66.9)	—	(14.8)	(14.8)
Balance at end of period	357.3	(81.7)	275.6	280.9	(14.8)	266.1
*Additions to favorable contracts during the year are net of measurement period adjustments.

The amortization is recognized in the statement of operations under "amortization of favorable contracts". The table below shows the amounts relating to favorable and unfavorable contracts that is expected to be amortized over the next five years:

	Year ended December 31
(In US$ millions)	2016	2017	2018	2019	2020	Total
Amortization of favorable contracts	70.5	70.5	50.6	45.6	38.4	275.6

Note 9 – Drilling units

(In US$ millions)	December 31, 2015	December 31, 2014
Cost	6,434.2	5,790.5
Accumulated depreciation	(886.9)	(649.4)
Net book value	5,547.3	5,141.1
Depreciation and amortization expense related to the drilling units was $237.5 million, $198.7 million and $141.2 million for the years ended December 31, 2015, 2014 and 2013 respectively.

Note 10 – Other non-current assets

(In US$ millions)	December 31, 2015	December 31, 2014
Mobilization revenue receivable - long-term portion	109.2	150.6
Favorable contract – long-term portion	205.2	225.6
Total other non-current assets	314.4	376.2

The Mobilization revenue receivable - long-term portion consists of the West Vela, West Auriga and West Capricorn. The favorable contracts to be amortized - long-term portion consists of the favorable contracts acquired with the West Polaris, West Vela and West Auriga from Seadrill. Please also refer to Note 8 - Other non-current assets.

Note 11 – Debt

As of December 31, 2015 and December 31, 2014, the Company had the following debt amounts outstanding:

(In US$ millions)	December 31, 2015	December 31, 2014
External debt agreements
Amended Senior Secured Credit Facilities	2,894.7	2,881.0
$1,450 Senior Secured Credit Facility	382.6	422.9
$420 West Polaris Facility	315.0	—
Sub-total external debt	3,592.3	3,303.9
Less current portion long term external debt	(105.3)	(76.5)
Long-term external debt	3,487.0	3,227.4

Related party debt agreements
Rig Financing and Loan Agreements
West Vencedor Loan Agreement (previously $1,200 facility)	57.5	78.2
$440 Rig Financing Agreement	139.0	158.8
Sub-total Rig Financing Agreements	196.5	237.0

Other related party debt
$109.5 T-15 vendor financing facility	109.5	109.5
Total related party debt	306.0	346.5
Less current portion of related party debt	(145.8)	(40.4)
Long-term related party debt and related party loan notes	160.2	306.1

Total external and related party debt	3,898.3	3,650.4

The outstanding debt as of December 31, 2015 is repayable as follows:

(In US$ millions)	As at December 31,
2016	251.1
2017	240.8
2018	598.8
2019	29.0
2020	29.0
2021 and thereafter	2,749.6
Total external and related party debt	3,898.3

As discussed in "Note 2 - Accounting policies", the Company has adopted ASU 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs as of June 30, 2015. As a result, the consolidated balance sheet as of December 31, 2014 has been restated to reflect this change in accounting principle. Details of the debt issuance costs netted against the current and long-term debt for each of the period presented are shown below.

	Outstanding debt as of December 31, 2015
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Current portion of long-term external debt	$105.3	$(11.5)	$93.8
Long-term external debt	3,487.0	(46.6)	3,440.4
Total external debt	$3,592.3	$(58.1)	$3,534.2

	Outstanding debt as of December 31, 2014
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Current portion of long-term external debt	$76.5	$(7.6)	$68.9
Long-term external debt	3,227.4	(70.8)	3,156.6
Total external debt	$3,303.9	$(78.4)	$3,225.5

Amended Senior Secured Credit Facilities
On February 21, 2014, Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Finco LLC, which are subsidiaries of the Company (the “Borrowers”), entered into Senior Secured Credit Facilities (the “Senior Secured Credit Facilities”). The Senior Secured Credit Facilities consist of (i) a $100.0 million revolving credit facility (the “revolving facility”) available for borrowing from time to time by any Borrower, and (ii) a $1.8 billion term loan (the “term loan”) which was borrowed by Seadrill Operating LP in full on February 21, 2014. The proceeds from this transaction were used to (a) refinance debt related to the rig facilities for the West Capella, West Aquarius, West Sirius and West Leo , (b) repay in part unsecured loans from Seadrill, (c) add cash to the balance sheet in support of general company purposes and (d) pay all fees and expenses associated therewith.
On June 26, 2014, the Senior Secured Credit Facilities were amended ("Amended Senior Secured Credit Facilities") for the borrowing by Seadrill Operating LP of $1.1 billion of additional term loans in addition to the term loans already outstanding under the Senior Secured Credit Facilities as noted above. The proceeds from the additional $1.1 billion of term loans were used to (a) refinance debt secured by West Auriga of $443 million and West Capricorn of $426.3 million, (b) repay in part certain unsecured loans from Seadrill, (c) add cash to the Company's balance sheet for general company purposes and (d) pay all fees and expenses associated with the Amended Senior Secured Credit Facilities. In June 2015, $50.0 million was drawn from the revolving credit facility to partially finance the acquisition of the entity that owns the West Polaris.
The Amended Senior Secured Credit Facilities are guaranteed on a senior secured basis by the Borrowers and the Borrowers’ subsidiaries that own or charter the West Capella, West Aquarius, West Sirius, West Leo, West Capricorn and West Auriga. The Amended Senior Secured Credit Facilities also are secured by mortgages on the six drilling units, security interests on the earnings, earnings accounts, and insurances owned by the subsidiary guarantors relating to the six drilling units, and pledges of the equity interests of each subsidiary guarantor. As at December 31, 2015, the total net book value of the drilling units pledged as security was $3.8 billion.
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
The Company has entered into interest rate swap transactions to fix 100% of the variable element of the term loan facility at a weighted average fixed rate of 2.49% per annum. A variable rate option included in the swap provides that the counterparty shall pay the greater of 1.00% or 3 Month LIBOR. Thus, where the variable rate is less than 1%, the variable rate payment shall be equal to 1%.
During the year ended December 31, 2015, the Company drew down $50.0 million of the $100.0 million revolving credit facility to finance a portion of the Polaris Acquisition. Refer to Note 3 – Business acquisitions for more information.
As of December 31, 2015, the outstanding balance of the term loan was $2,894.7 million and $50.0 million of the $100 million revolving facility remains undrawn.

$1,450 million Senior Secured Credit Facility
In March 20, 2013 Seadrill entered into a $1,450 million senior secured credit facility with a syndicate of banks and export credit agencies, relating to the West Auriga, the West Vela and one other drilling unit owned by Seadrill. Upon closing of the West Auriga acquisition in March 2014, the entity which owns the West Auriga owed $443 million under the facility. This amount was repaid in June 2014 with proceeds from the Amended Senior Secured Credit Facilities discussed above. Upon closing of the West Vela acquisition in November 2014, the entity that owns the West Vela owed $433 million under the facility. The facility has a final maturity in 2025, with a commercial tranche due for renewal in 2018, and bears interest at a rate equal to LIBOR plus a margin in the range that varies from 1.2% to 3% depending on which of the four loan tranches to which it is applicable. As discussed in the section entitled “Restrictive Covenants and Events of Default” below, the 3% margin, which is applicable to two of the four loan tranches, may be further increased depending on the leverage ratio, by up to 7.5% per annum. The $307.4 portion of the loans that benefits from the guarantee provided by the Norwegian export credit agency also is subject to a guarantee fee of 1.5% plus, as discussed in the section entitled “Restrictive Covenants and Events of Default” below, up to an additional 7.5% per annum depending on the leverage ratio. If the balloon payment of $86 million on the commercial tranche does not get refinanced to the satisfaction of the remaining lenders after five years, the remaining tranches also become due after five years. Under the terms of the $1,450 million secured credit facility agreement, certain subsidiaries of Seadrill and the entity that owns the West Vela are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement.  These obligations are continuing and extend to amounts payable by any borrower under the facility. The total amount owed by all parties under this facility as of December 31, 2015 is $775.6 million. The Company has not recognized any amounts that are related to amounts owed under the facility by other borrowers.  Seadrill has provided an indemnity to the Company for any payments or obligations related to this facility that are not related to the West Vela. As at December 31, 2015, the total net book value of the West Vela pledged as security was $734.8 million. The outstanding balance relating to the West Vela as of December 31, 2015 was $382.6 million.

$420 million West Polaris Facility
On June 19, 2015, in connection with the completion of the Polaris Acquisition, Seadrill Polaris Ltd. as borrower, entered into an amendment and restatement of the $420.0 million term loan facility (the “West Polaris Facility”). The West Polaris Facility is comprised of a $320.0 million term loan facility and a $100.0 million revolving credit facility. The West Polaris Facility matures on January 31, 2018 and bears interest at a rate of LIBOR plus 2.25%. Commitment fees are payable quarterly in arrears on the unused portion of the revolving credit facility at the rate of 0.9% per annum. The term loan of the West Polaris Facility is payable on a monthly basis in equal installments of $3.0 million and a final lump sum payment of $143.0 million upon maturity. Upon closing of the Polaris Acquisition, Seadrill Polaris owed $336.0 million under the West Polaris Facility. Refer to Note 3 - Business Acquisitions. The outstanding balance under the West Polaris Facility as of December 31, 2015 was $315.0 million.

Seadrill and the Company are guarantors of the West Polaris Facility. Security for the West Polaris Facility consists of a first priority perfected pledge by Seadrill Operating of all of its equity interests in Seadrill Polaris, a first priority ship mortgage by Seadrill Polaris over the West Polaris, and first priority perfected security interests granted by Seadrill Polaris in its earnings, earnings accounts and insurances. The net book value of the West Polaris pledged as security as at December 31, 2015 is $571.3 million.

$440 million Rig Financing Loan Agreements

Seadrill financed the construction of the drilling units in the Company’s fleet with borrowings under third party credit facilities. In connection with the Company's IPO and certain subsequent acquisitions from Seadrill, Seadrill amended and restated the various third party credit facilities, or Rig Financing Agreements, to allow for the transfer of the respective drilling units to OPCO and to provide for OPCO and its subsidiaries that, directly or indirectly, own the drilling units to guarantee the obligations under the facilities. In connection therewith, such subsidiaries entered into intercompany loan agreements with Seadrill corresponding to the aggregate principal amount outstanding under the third party credit facilities allocable to the applicable drilling units. During the twelve months ended December 31, 2014, certain Rig Financing Agreements

were repaid with the proceeds of the Senior Secured Credit Facilities.   As of December 31, 2015 and 2014, the only remaining Rig Financing Agreement related to the T-15 and T-16 (the” $440 million Rig Financing Agreement”).
In December 2012, Seadrill entered into a $440 million secured term loan facility with a syndicate of banks in part to fund the acquisition of the T-15 and T-16.    The $440 million Rig Financing Agreement is secured by the T-15 and T-16 and one other rig owned by Seadrill. In May 2013, Seadrill entered into an amendment to the $440 million Rig Financing Agreement to allow for the transfer of the T-15 to Seadrill Partners Operating LLC and to add Seadrill Partners Operating LLC as a guarantor under the $440 million Rig Financing Agreement.  In October 2013, Seadrill entered into an amendment to the $440 million Rig Financing Agreement to allow for the transfer of the T-16 to Seadrill Partners Operating LLC. Effective from the respective dates of transfer of the T-15 and the T-16 from Seadrill to Seadrill Partners Operating LLC, the entities that own the T-15 and T-16 entered into intercompany loan agreements with Seadrill in the amount of approximately $100.5 million and 93.1 million, respectively. Pursuant to the intercompany loan agreements, the entities which own the T-15 and T-16 make payments of principal and interest directly to the lenders under the $440 million Rig Financing Agreement, at Seadrill’s direction and on its behalf.  Such payments correspond to payments of principal and interest due under the $440 million Rig Financing Agreement that are allocable to the T-15 and the T-16.  The $440 million Rig Financing Agreement matures in December 2017.
During the twelve months ended December 31, 2014, certain Rig Financing Agreements were repaid by the Company in conjunction with the drawdown of the Senior Secured Credit Facilities as further discussed above. As at December 31, 2015 and 2014, the $440 million Rig Financing Agreements with Seadrill related to the T-15, and T-16 (the “Rig Financing Agreement”).
Under the terms of the external secured credit facility agreements for the T-15 and T-16, certain subsidiaries of Seadrill and the Company are jointly and severally liable for their own debt and obligations under the relevant facility and the debt and obligations of other borrowers who are also party to the $440 million Rig Financing Agreements. These obligations are continuing and extend to amounts payable by any borrower under the relevant agreement. The total amount owed the $440 million Rig Financing Agreement as at December 31, 2015 is $224.3 million ($258.4 million as of December 31, 2014); the Company retains a related party balance as of December 31, 2015 of $139.0 million payable to Seadrill ($158.8 million as of December 31, 2014). The Company has not recognized any amounts that are related to amounts owed by Seadrill subsidiaries. Additionally the Company has received an indemnity from Seadrill for any payments or obligations related to these facilities that are not related to the T-15 and T-16. As at December 31, 2015 the total net book value of the T-15 and T-16 pledged as security was $251.5 million.

West Vencedor Loan Agreement
The senior secured credit facility relating to the West Vencedor was repaid in full by Seadrill in June 2014, and subsequently the related party agreement between the Company's subsidiary, Seadrill Vencedor Ltd., and Seadrill was amended to carry on this facility on the same terms, referred to as the West Vencedor Loan Agreement. The West Vencedor Loan Agreement was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $69.9 million. On April 14, 2015 the Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears a margin of 2.25%, a guarantee fee of 1.4% and a balloon payment of $20.6 million due at maturity in June 2018. As at December 31, 2015 the total net book value of the West Vencedor pledged as security was $178.4 million. The outstanding balance under the West Vencedor Loan Agreement due to Seadrill was $57.5 million as of December 31, 2015 ($78.2 million as of December 31, 2014).

$109.5 million Vendor Financing Loan Agreement
In May 2013, a subsidiary of the Company, Seadrill Partners Operating LLC, borrowed from Seadrill $109.5 million as vendor financing to fund the acquisition of the T-15. The facility bears interest of LIBOR plus a margin of 5.0% and is due in May 2016.

Sponsor Revolving Credit Facility
In October 2012, in connection with the closing of the Company's IPO, the Company entered into a $300 million revolving credit facility with Seadrill. The facility is for a term of 5 years and bears interest at a rate of LIBOR plus 5.0% per annum, with an annual 2% commitment fee on the undrawn balance. On March 1, 2014, the revolving credit facility was reduced to $100 million. There were no amounts owed under the facility as of December 31, 2015 and (nil as of December 31, 2014).

Restrictive Covenants
The Company's facilities and related party loan agreements include financial and non-financial covenants applicable to the Company and Seadrill. Financing agreements entered into during the year ended December 31, 2015 and December 31, 2014 are discussed further below. The Company and Seadrill were in compliance with the related covenants as of December 31, 2015.
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

As of December 31, 2015, the Company was in compliance with all covenants under the Amended Senior Secured Credit Facilities.

$440 million Rig Financing Agreements
The $440 million Rig Financing Agreements contain various customary covenants that may limit, among other things, the ability of the borrower to:

•	sell the applicable drilling unit;

•	incur additional indebtedness or guarantee other indebtedness;

•	make investments or acquisitions;

•	pay dividends or make any other distributions if an event of default occurs; or

•	enter into inter-company charter arrangements for the drilling units not contemplated by the applicable Rig Facility.

The $440 million Rig Financing Agreements also contains financial covenants requiring Seadrill to:

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

•
Leverage ratio: to maintain a ratio of net debt to EBITDA no greater than 4.5:1, up to the effective date of the amended covenants discussed further below. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements.

In May 2015, Seadrill Limited executed an amendment to the covenants contained in the $1,450 million facility and the $440 million Rig Financing Agreement. Under the amended terms, the permitted leverage ratio has been amended to the following:

•	6.0:1, from and including the financial quarter starting on July 1, 2015 and including the financial quarter ending on September 30, 2016;

•	5.5:1, from and including the financial quarter starting on October 1, 2016 and including the financial quarter ending December 31, 2016;

•	4.5:1, from and including the financial quarter starting on January 1, 2017 until the final maturity date.

In connection with the amendment, effective from July 1, 2015, an additional margin may be payable on the above mentioned facilities as follows:

•	.125 percent per annum if the leverage ratio is 4.50:1 up to and including 4.99:1;

•	.25 percent per annum if the leverage ratio is 5.00:1 up to and including 5.49:1;

•	.75 percent per annum if the leverage ratio is 5.50:1 up to and including 6.00:1

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
The $440 million Rig Financing Agreements also identify various events that may trigger mandatory reduction, prepayment, and cancellation of the facility including, among others, the following:

•	total loss or sale of a drilling unit securing a Rig Financing Agreements;

•	cancellation or termination of any existing charter contract or satisfactory drilling contract; and

•	a change of control.

The $440 million Rig Financing Agreements contain customary events of default, such as failure to repay principal and interest, and other events of defaults, such as:

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

Our $440 million Rig Financing Agreement is secured by:

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

Our $440 million Rig Financing Agreements also contain, as applicable, loan-to-value clauses, which could require the Company, at its option, to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. The market value of the rigs must be at least 135% of the loan outstanding.

If an event of default exists under any of the $440 million Rig Financing Agreements, the lenders have the ability to accelerate the maturity of the applicable $440 million Rig Financing Agreements and exercise other rights and remedies. In addition, if Seadrill were to default under one of its other financing agreements, it could cause an event of default under each of the Rig Financing Agreements. Further, because the Company's drilling units are pledged as security for Seadrill’s obligations under the Rig Financing Agreements , lenders thereunder could foreclose on the company’s drilling units in the event of a default thereunder. Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under the Company’s existing financing agreements, which would have a material adverse effect on us.

As of December 31, 2015, the Company was in compliance with the covenants under the $440 million Rig Financing Agreement and Seadrill was in compliance with the covenants with the back-to-back credit facilities related to each of the rigs covered by the $440 million Rig Financing Agreement.

$1,450 million Senior Secured Credit Facility
The above facility contains materially the same covenants as those set out for the Rig Financing Agreements above. In addition to the financial covenants relating to Seadrill Limited, each of the borrowers are required to ensure that the combined Debt Service Cover ratio shall not be less than 1.15:1.
In addition, the combined market values of the West Vela and West Tellus must have a minimum market value of at least 125% of the outstanding loans at any time, rising to 140% from March 31, 2016. If it does not, the Company must prepay a portion of the outstanding borrowings or provide additional collateral to correct the shortfall.
If Seadrill were to default under the facility, or to default under one of its other financing agreements, it could cause an event of default under the facility. Further, because the West Vela is pledged as security under the facility, lenders thereunder could foreclose on the West Vela in the event of a default thereunder. Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under the Company’s existing financing agreements.
Seadrill and the Company were in compliance with the covenants under the facility as of December 31, 2015.

$420 million West Polaris Facility
The West Polaris Facility contains materially the same covenants as the $440 million Rig Financing Agreement described above. If Seadrill were to breach its financial covenants, or to default under one of its other financing agreements, it could cause an event of default under the facility. Further, because the West Polaris is pledged as security under the facility, lenders thereunder could foreclose on the West Polaris in the event of a default thereunder. Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under the Company’s existing financing agreements. In addition, the West Polaris must have a minimum market value of at least 125% of the outstanding loans at any time. If it does not, Seadrill Polaris must prepay a portion of the outstanding borrowings or provide additional collateral to correct the shortfall.
Seadrill and the Company were in compliance with the covenants under the facility as of December 31, 2015.

April 2016 Amendments to Senior Secured Credit Facilities
On April 28, 2016, Seadrill executed amendment and waiver agreements in respect of all of its senior secured credit facilities. The key terms and conditions of these agreements that affect the Company's $1,450 million Senior Secured Credit Facility, $440 million Rig Financing Agreement and the West Polaris Facility are as follows:

•	Key amendments and waivers:

◦
Equity ratio: Seadrill is required to maintain a total equity to total assets ratio of at least 30.0%. Prior to the amendment, both total equity and total assets were adjusted for the difference between book and market values of drilling units, as determined by independent broker valuations. The amendment removes the need for the market value adjustment from the calculation of the equity ratio until June 30, 2017.

•
Leverage ratio: Seadrill is required to maintain a ratio of net debt to EBITDA. Prior to the amendment the leverage ratio had to be no greater than 6.0:1, falling to 5.5:1 from October 1, 2016, and falling again to 4.5:1 from January 1, 2017. The amendment retains the ratio at 6.0:1 until December 31, 2016, and then increases to 6.5:1 between January 1, 2017 and June 30, 2017.

•
Minimum-value-clauses: Seadrill’s secured bank credit facilities contain loan-to-value clauses, or minimum-value-clauses (“MVC”), which could require Seadrill to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. Subject to compliance with the terms of the amendment, this covenant has been suspended until June 30, 2017.

•	Minimum Liquidity: Seadrill has previously been required to maintain a minimum of $150 million of liquidity. This has been reset to $250 million until June 30, 2017.

•	Additional undertakings:

◦
Further process: Seadrill has agreed to consultation, information provision and certain processes in respect of further discussions with its lenders under its senior secured credit facilities, including agreements in respect of progress milestones towards the agreement of, and implementation plan in respect of, a comprehensive financing package.

◦
Restrictive undertakings: Seadrill has agreed to additional near-term restrictive undertakings applicable during this process, applicable to Seadrill and its subsidiaries, including (without limitation) limitations in respect of:

▪	incurrence and maintenance of certain indebtedness

▪	dividends, share capital repurchases and total return swaps;

▪	investments in, extensions of credit to or the provision of financial support for non-wholly owned subsidiaries;

▪	investments in, extensions of credit to or the provision of financial support for joint ventures or associated entities;

▪	acquisitions;

▪	dispositions;

▪	prepayment, repayment or repurchase of any debt obligations;

▪	granting security; and

▪	payments in respect of newbuild drilling units,
in each case, subject to limited exceptions.

•	Other changes and provisions:

◦
Undrawn availability: Seadrill has agreed it will not borrow any undrawn commitments under its senior secured credit facilities unless the coordinating committee of lenders has been provided 15 days notice of such borrowing.

◦	Fees: Seadrill has agreed to pay certain fees to its lenders in consideration of these extensions and amendments.

Revolving credit facility
The revolving credit facility contains covenants that require us to, among other things:

•	notify Seadrill of the occurrence of any default or event of default; and

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

As of December 31, 2015, the Company was in compliance with all covenants under the revolving credit facility.

Note 12 – Other current liabilities
Other current liabilities are comprised of the following:

(In US$ millions)	December 31, 2015	December 31, 2014
Taxes payable	28.4	12.1
Employee and business withheld taxes, social security and vacation payment	15.4	19.5
VAT payable	4.0	6.1
Deferred mobilization/demobilization revenues short-term	18.0	15.9
Unrealized loss on derivatives	84.2	56.1
Accrued expenses and other current liabilities	67.9	117.7
Total other current liabilities	217.9	227.4

Note 13 – Related party transactions
The Company has entered into certain agreements with affiliates of Seadrill to provide certain management and administrative services, as well as technical and commercial management services. Seadrill has also provided financing arrangements as described within this note below. The total amounts charged to the Company for the years ended December 31, 2015, 2014 and 2013 were $161.8 million, $158.1 million and $122.5 million respectively.

Net expenses (income) with Seadrill:

(In US$ millions)	2015	2014	2013
Management and administrative fees (a) and (b)	75.3	58.6	47.1
Rig operating costs (c)	29.3	22.4	16.5
Insurance premiums (d)	20.2	21.8	21.8
Interest expense (e)	13.7	87.7	87.7
Commitment fee (f)	2.0	2.2	4.5
Derivative (gains) / losses (o)	10.2	41.6	(49.9)
Bareboat charters (h)	(1.6)	(25.8)	(4.9)
Other revenues - operating expenses recharged to Seadrill (i)	(13.4)	—	(5.8)
Operating expenses related to operations recharged to Seadrill (i)	12.8	—	5.5
Accretion of discount on deferred consideration (j)	13.3	—	—
Total	161.8	158.1	122.5

Receivables (payables) with Seadrill:

(In US$ millions)	December 31, 2015	December 31, 2014
Trading balances due from Seadrill and subsidiaries (k)	175.9	56.7
Trading balances due to Seadrill and subsidiaries (k)	(354.7)	(250.0)
Revolving credit facility with Seadrill (f)	—	—
$440 Million Rig Financing Agreement with Seadrill (T-15 and T-16) (g)	(139.0)	(158.8)
West Vencedor Loan Agreement with Seadrill (West Vencedor) (g)	(57.5)	(78.2)
Vendor financing loan agreement with Seadrill (l)	(109.5)	(109.5)
Discount notes with Seadrill (m)	—	—
Deferred and contingent consideration to related party - short term portion (j)	(60.4)	(25.8)
Deferred and contingent consideration to related party - long term portion (j)	(185.4)	(111.2)
Derivatives with Seadrill - interest rate swaps (n)	2.2	6.0

(a)
Management and administrative services agreements – In connection with the IPO, OPCO entered into a management and administrative services agreement with Seadrill Management a wholly owned subsidiary of Seadrill, pursuant to which Seadrill Management provides the Company certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee equal to 5% of Seadrill Management’s costs and expenses incurred in connection with providing these services. The agreement has an initial term for 5 years and can be terminated by providing 90 days written notice.

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

(c)
Rig operating costs – relates to rig operating costs recharged by Seadrill in relation to costs incurred on behalf of the West Polaris and the West Vencedor operating in Angola. These costs are recharged by Seadrill at a markup of 5%.

(d)	Insurance premiums – the Company’s drilling units are insured by a Seadrill company and the insurance premiums incurred are recharged to the Company.

(e)
Interest expense – consists of interest expense incurred on the $440 Million Rig Financing Agreement, West Vencedor Loan Agreement, discount notes and the $109.5 million T-15 Vendor Financing Loan. Prior to entering these agreements, these costs were allocated to the Company from Seadrill based on the Company’s debt as a percentage of Seadrill’s overall debt. Upon entering these agreements, the costs and expenses have been incurred by the Company.

(f)
$100 million revolving credit facility – In October 2012 the Company entered into a $300 million revolving credit facility with Seadrill. The facility is for a term of five years and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. On March 1, 2014, the revolving credit facility was amended to reduce the maximum borrowing limit from $300 million to $100 million. During 2015 the Company drew down nothing from the revolving credit facility and repaid nothing. As at December 31, 2015 and 2014, the outstanding balance was nil and nil, respectively.

(g)
Rig Financing Agreements and Loan Agreements – See Note 11 - Debt for details of the $440 Million Rig Financing Agreement and West Vencedor Loan Agreement. Under the agreements each rig owning subsidiary makes payments of principal and interest directly to the lenders under each Rig Financing Agreement, at Seadrill’s direction and on its behalf, corresponding to payments of principal and interest due under each Rig Financing Agreement that are allocable to each rig.

The West Vencedor Loan Agreement relates to the financing of the West Vencedor, which was previously classified as a Rig Financing Agreement until June 2014 when Seadrill repaid the underlying senior secured loan, and the related party loan agreement between the Company and Seadrill was amended to carry on this facility on the same terms. Please refer to Note 11 - Debt for further information.

(h)
Bareboat charters – In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of OPCO, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius and a wholly-owned subsidiary of OPCO, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. The net effect to OPCO of these bareboat charter arrangements is a cost of $25,500 per day, but due to the downtime of the rig during 2015 the total effect was income of $2.1 million.
Seadrill T-15 and Seadrill International are each party to a bareboat charter agreement with Seadrill UK Ltd., a wholly owned subsidiary of Seadrill. Under this arrangement, the difference in the charter hire rate between the two charters is retained by Seadrill UK Ltd., in the amount of approximately $820 per day. Seadrill T-16 Ltd. and Seadrill International Ltd. are each party to a bareboat charter agreement with Seadrill UK Ltd. Under this arrangement, the difference in the charter hire rate between the two charters is retained by Seadrill UK Ltd., in the amount of approximately $770 per day. The net effect of the T-15 and T-16 bareboat charter agreements was an expense of $0.5 million.
For the year ended December 31, 2015 the net effect to OPCO of the above bareboat charters was net income of $1.6 million (2014: net income of $25.8 million, 2013: net income of $4.9 million).

(i)
Other revenues and expenses - The Company incurs certain operating costs on behalf of Seadrill drilling units and recharges them at a markup of 5%. During the year ended December 31, 2015 the Company earned $13.4 million in other revenues within our Nigerian service company from Seadrill for certain services, including the provision of onshore and offshore personnel, which the Company provided to Seadrill’s West Jupiter and West Saturn drilling rigs. Operating expenses relating to these related party revenues were $12.8 million in the year ended December 31, 2015.

During the year ended December 31, 2014 the Company earned no other revenues within the Company's Nigerian service company and related expenses were nil.
During the year ended December 31, 2013, the company earned revenues of $5.8 million, relating to certain services, including the provision of onshore and offshore personnel, which the Company provided to Seadrill’s West Polaris drilling rig that was operating in Nigeria during that period. Related operating expenses related to these operations in the year ended December 31, 2013 were $5.5 million.

(j)
Deferred consideration to related party - On the acquisition of the West Polaris in 2015 the Company recognized a seller's credit balance payable of $44.6 million, a long term deferred consideration balance of $63.7 million and a short-term deferred consideration balance of $31.6 million.

On the acquisition of the West Vela in 2014 the Company recognized a long term deferred consideration balance of $61.7 million and a long term contingent consideration balance of $49.5 million. The short-term portion of the deferred consideration balance and the short-term contingent consideration balance was $25.8 million.
As of December 31, 2015 the short-term portion of these balances relating to the West Polaris and the West Vela are $30.7 million and $29.7 million respectively. As of December 31, 2015 the long-term portion of the balances relating to the West Polaris and West Vela are $90.1 million and $95.3 million respectively. As at December 31, 2014, the short term portions were $12.0 million and $13.8 million which relate to the West Vela.
During the year ended December 31, 2015, the Company recognized an unwind of the discount of the contingent liabilities of $13.3 million.

(k)
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

(l)
$109.5 million Vendor financing loan - On May 17, 2013, Seadrill Operating LP borrowed from Seadrill $109.5 million as vendor financing to fund the acquisition of the T-15. The loan bears interest at a rate of LIBOR plus a margin of 5% and matures in May 2016.

(m)	Discount loan notes:

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

(o)
Derivatives with Seadrill - Interest rate swaps - As of December 31, 2015, the Company was party to interest rate swap agreements with Seadrill for a combined outstanding principal amount of approximately $655.3 million at rates between 1.10% per annum and 1.93% per annum. The swap agreements mature between July 2018 and December 2020. The net loss recognized on the Company’s interest rate swaps for the year ended December 31, 2015, was $10.2 million (year ended December 31, 2014: loss of $41.6 million). Refer to Note 14 for further information.

Other agreements and transactions with Seadrill

Effective as of December 17, 2015, an operating subsidiary of the Company borrowed $143.0 million (the “West Sirius loan”) from Seadrill in order to provide sufficient immediate liquidity to meet the terms of its bareboat charter termination payment in connection with the West Sirius contract termination. Concurrently, Seadrill borrowed $143.0 million (the “Seadrill loan”) from a rig owning subsidiary of the Company in order to restore its liquidity with respect to the West Sirius loan.

Each loan bears an interest rate of one-month LIBOR plus 0.56% and matures in August 2017. Each of the loan parties understand and agree that the loan agreements act in parallel with each other. As of December 31, 2015, $143.0 million was outstanding under each such loan.

These transactions have been classified within current and long-term portions of "Amount due from related party", "Related party payable" and "Long-term related party payable".

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

West Leo and West Sirius Acquisition
On December 13, 2013, the Company completed the acquisition of the companies that own and operate the West Sirius and West Leo. The West Sirius was acquired by Seadrill Capricorn Holdings LLC (51% owned by the Company) and the West Leo was acquired by Seadrill Operating LP (30% owned by the Company). These transactions were deemed to be a reorganization of entities under common control. As a result, the Company’s financial statements have been retroactively adjusted in accordance with US GAAP as if Seadrill Partners had acquired the entities that own and operated the West Sirius and West Leo for the entire period that the entities have been under the common control of Seadrill. In order to finance the acquisitions, the Company issued 11,200,000 common units to the public and 3,394,916 common units to Seadrill, and a further 1,680,000 units to the underwriters, issued in connection with the exercise of the underwriters’ option to purchase additional common units. Refer to Note 3 for more information.

West Auriga Acquisition
In March 2014, pursuant to a Contribution, Purchase and Sale Agreement, dated as of March 11, 2014, by and among the Company, Seadrill, Seadrill Capricorn Holdings LLC and Seadrill Americas Inc., Seadrill Capricorn Holdings LLC acquired the entities that own and operate the drillship West Auriga from Seadrill, which has been accounted for as a business combination. Seadrill has agreed to indemnify the Company, Seadrill Capricorn Holdings LLC and Seadrill Auriga Hungary Kft. against any liability they may incur under the credit facility financing the West Auriga in respect of debt that is related to other rigs owned by Seadrill that are financed under the same credit facility as the West Auriga. In order to fund the Company’s portion of the purchase price of the West Auriga acquisition, on March 17, 2014, the Company issued an aggregate of (i) 11,960,000 common units to the public at a price of $30.60 per unit and (ii) 1,633,987 common units to Seadrill at a price of $30.60 per unit, pursuant to a Unit Purchase Agreement, dated March 12, 2014, between the Company and Seadrill. Refer to Note 3 for more information. Refer to Note 3 for more information.

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

West Polaris Acquisition
On June 19, 2015, a subsidiary of the Company (Seadrill Operating) acquired Seadrill Polaris, the entity that owns and operates the drillship the West Polaris from Seadrill, which has been accounted for as a business combination. Refer to Note 3 for more information. Seadrill continues to act as a guarantor under the $420 million West Polaris Facility, pursuant to which Seadrill Polaris is a borrower.

Spare parts agreement with Seadrill
During the year ended December 31, 2015, a subsidiary of Seadrill entered into an agreement with the Company to store spare parts of the Company's West Sirius rig while it is stacked. Seadrill is responsible at its own cost for the moving and storing of the spare parts during the stacking period. Seadrill may use the spare parts of the West Sirius during the stacking period, but must replace them as required by the Company at its own cost.

Other indemnifications and guarantees
Performance guarantees
Seadrill Limited provides performance guarantees in connection with the Company’s drilling contracts in favor of customers of the Company, amounting to a total of $370.0 million as at December 31, 2015 (December 31, 2014: $370.0 million).

Customs guarantees
Seadrill Limited provides customs guarantees in connection with the Company’s operations, primarily in Nigeria, in favor of banks amounting to a total of $85.8 million as at December 31, 2015 (December 31, 2014: $92.4 million).

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

Note 14 – Risk management and financial instruments
The Company is exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. The Company may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.
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
Interest rate swap agreements
At December 31, 2015, the Company had interest rate swap agreements with Seadrill for an outstanding principal of $655.3 million (December 31, 2014: $690.1 million) swapping floating rate for an average fixed rate of 1.23% per annum. The combined total fair value of the interest rate outstanding as at December 31, 2015 amounted to a gross and net asset of $2.2 million (December 31, 2014: gross and net asset of $6.0 million). This is classified within related party receivables in the Company's balance sheet as of December 31, 2015 (December 31, 2014: within related party receivables). These agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under (Loss)/gain on derivative financial instruments. The loss recognized for 2015 was $10.2 million (2014: loss of $41.6 million, 2013 gain of $49.9 million).
At December 31, 2015, the Company had interest rate swap agreements with external parties for a combined outstanding principal of $2,851.9 million, (December 31, 2014: $2,881.7 million) swapping floating rate for an average fixed rate of 2.49% per annum. The combined total fair value of the interest rate outstanding as at December 31, 2015 amounted to a gross and net liability of $84.2 million (December 31, 2014: $56.1 million). This is classified within other current liabilities in the Company's balance sheet as of December 31, 2015. These agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under Gain/(loss) on derivative financial instruments. The net loss recognized for 2015 was $72.7 million (2014: $83.3 million, 2013: nil ).

The Company’s interest rate swap agreements as at December 31, 2015, were as follows:

Outstanding principal as at December 31, 2015		Receive rate	Pay rate	Expiry of contract
(In US$ millions)
416.3	(1), (2)	3 month LIBOR	1.10%	July 2, 2018
100.0	(2)	3 month LIBOR	1.36%	October 29, 2019
70.4	(1), (2)	3 month LIBOR	1.11%	June 19, 2020
68.6	(1), (2)	3 month LIBOR	1.93%	December 21, 2020
2,851.9	(1)	3 month LIBOR	2.45% to 2.52%	February 21, 2021

(1) The outstanding principal of these amortizing swaps falls with each capital repayment of the underlying loans.
(2) Related party interest rate swap agreements.

The counterparties to the above interest rate swap agreements are Seadrill and various banks. The Company believes the counterparties to be creditworthy.

Foreign currency risk
The Company and all of its subsidiaries use the U.S. Dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. Dollars. Accordingly, the Company's reporting currency is U.S. Dollars. The Company does, however, earn revenue and incur expenses in Canadian Dollars and Nigerian Naira and there is a risk that currency fluctuations could have an adverse effect on the value of the Company's cash flows.

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

Fair Values
The carrying value and estimated fair value of the Company’s financial assets and liabilities as of December 31, 2015 and December 31, 2014 are as follows:

	December 31, 2015		December 31, 2014
(In US$ millions)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	319.0	319.0	242.7	242.7
Current portion of long-term debt	88.0	105.3	68.3	76.5
Current portion of long-term debt to related party	145.8	145.8	40.4	40.4
Long-term debt	1,763.5	3,487.0	2,574.8	3,227.4
Long-term portion of debt to related party	160.2	160.2	306.1	306.1
Related party deferred and contingent consideration	245.8	245.8	137.0	137.0
The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.
The fair value of the $100 million revolving credit facility with Seadrill is considered to be equal to the carrying value, as the facility bears an interest of LIBOR plus a margin of 5.0%, with a commitment fee of 40% of the margin, which is concluded to be market rate. This is therefore categorized at level 2 on the fair value measurement hierarchy.

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

The fair value of the related party deferred and contingent consideration relating to the purchase of the West Vela and West Polaris is estimated to be equal to the carrying value since the liabilities have been calculated using the estimated future cash outflows discounted back to the present value. These liabilities are considered to be market rate. This is categorized at level 2 on the fair value measurement hierarchy.

Financial instruments that are measured at fair value on a recurring basis:

		Fair value measurements at reporting date using
	Total fair value as at December 31, 2015	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)		(Level 1)	(Level 2)	(Level 3)
Current assets:
Derivative instruments - Interest rate swap contracts (related party)	2.2	—	2.2	—
Total assets	2.2	—	2.2	—

Current liabilities:
Derivative instruments - Interest rate swap contracts	(84.2)	—	(84.2)	—
Total liabilities	(84.2)	—	(84.2)	—

		Fair value measurements at reporting date using
	Total fair value as at December 31, 2014	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)		(Level 1)	(Level 2)	(Level 3)
Current assets:
Derivative instruments - Interest rate swap contracts (related party)	6.0	—	6.0	—
Total assets	6.0	—	6.0	—

Current liabilities:
Derivative instruments - Interest rate swap contracts (related party)	(56.1)	—	(56.1)	—
Total liabilities	(56.1)	—	(56.1)	—

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
The fair values of interest rate swaps are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR interest rates as of December 31, 2015 and December 31, 2014.

Retained risk
Physical Damage Insurance
Seadrill has purchased hull and machinery insurance to cover for physical damage to its drilling units and those of the Company and charges the Company for the associated cost for its respective drilling units. The Company retains the risk for the deductibles relating to physical damage insurance on the Company’s fleet. The deductible is currently a maximum of $5 million per occurrence.
The Company has elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire. The Company has renewed its policy to insure this windstorm risk for a further period starting May 1, 2016 through April 30, 2017.

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

Protection and Indemnity Insurance
Seadrill purchases Protection and Indemnity insurance and Excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims of up to $250 million per event and in the aggregate for the West Vencedor, T-15 and T-16, up to $400 million per event and in the aggregate for the West Aquarius, West Capella, West Leo and West Polaris, up to $750 million per event and in the aggregate for each of the West Capricorn, West Auriga and West Vela. Effective June 1, 2015, the protection and indemnity insurance for the West Sirius was reduced to $500 million.
OPCO retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Nordea Bank Finland Plc, Danske Bank A/S and Citibank. The Company considers these risks to be remote.
In the years ended December 31, 2015, 2014, and 2013 the Company's contract revenues were attributable to the following customers:

	2015	2014	2013
BP	44.8%	41.5%	35.0%
ExxonMobil *	32.1%	26.4%	14.5%
Tullow	13.5%	17.4%	18.8%
Chevron	8.5%	14.7%	12.1%
Total	—%	—%	19.6%
Other	1.1%	—%	—%
Total	100.0%	100.0%	100.0%
* During 2015 and 2014 the ExxonMobil drilling contract was assigned to Hibernia Management and Development Co. Ltd and Statoil Canada Ltd in 2013.

Note 15 – Commitments and contingencies
Legal Proceedings
From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions in the ordinary course of business or in connection with our acquisition or disposal activities. We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of December 31, 2015.

Pledged Assets
The book value of assets pledged under mortgage and overdraft facilities at December 31, 2015 and 2014 was $5,367.7 million, and $4,953.4 million, respectively.

Purchase Commitments
At December 31, 2015 and 2014 the Company had no contractual purchase commitments.

Note 16 – Earnings per unit and cash distributions

	Year ended December 31,
(in US $ millions, except per unit data)	2015	2014	2013
Net income attributable to:
Common unitholders	$184.1	$109.2	$56.4
Subordinated unitholders	40.5	29.0	30.2
Seadrill member interest (1)	32.6	—	57.8
Net income attributable to Seadrill Partners LLC owners	$257.2	$138.2	$144.4

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	75,278	62,374	26,266
Subordinated unitholders	16,543	16,543	16,543

Earnings per unit (basic and diluted):
Common unitholders	$2.45	$1.75	$2.15
Subordinated unitholders	$2.45	$1.75	$1.83

Cash distributions declared and paid in the period per unit (2)	$1.7025	$1.6025	$1.2325

Subsequent event: Cash distributions declared and paid relating to the period per unit (3) :	$0.2500	$0.5675	$0.4450

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
Distributions of available cash from operating surplus are to be made in the following manner for any quarter during the subordination period:

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
In addition, the Seadrill Member currently holds all of the incentive distribution rights in the Company. Incentive distribution rights represent the right to receive an increasing percentage of the quarterly distributions of cash available from operating surplus after the minimum quarterly distribution and target distribution levels have been achieved.
If for any quarter during the subordination period:

•	The Company has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•
The Company has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Company will distribute any additional available cash from operating surplus for that quarter among the unitholders and the holders of the incentive distributions rights in the following manner:

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
The subordination period will extend until the second business day following the distribution of available cash from operating surplus in respect of any quarter, ending on or after September 30, 2017, that each of the following tests are met:

•
distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•
the “adjusted operating surplus” (as defined in the partnership agreement) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted weighted average basis during those periods; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

In addition, at any time on or after September 30, 2017, provided there are no arrearages in the payment of the minimum quarterly distribution on the common units and subject to approval by the conflicts committee, the holder or holders of a majority of the subordinated units will have the option to convert each subordinated unit into a number of common units at a ratio that may be less than one-to-one on a basis equal to the percentage of available cash from operating surplus paid out over the previous four-quarter period in relation to the total amount of distributions required to pay the minimum quarterly distribution in full over the previous four quarters.
The distribution made in February 2016, in respect of the fourth quarter of 2015, is below the Minimum Quarterly Distribution as set out above. Arrearages in the payment of the minimum quarterly distribution on the common units must be settled before any distributions of available cash from operating surplus may be made in the future on the subordinated units.

The following distributions were paid to the incentive distribution rights holders for the years ending December 31, 2015, 2014 and 2013.

	Year ended December 31,
(in US $ millions)	2015	2014	2013
Distributions paid to incentive distribution rights holders	9.5	9.2	—

Note 17 - Supplementary cash flow information

The table below summarizes the non-cash investing and financing activities relating to the periods presented:

(In US$ millions)	2015	2014	2013
Purchase of West Auriga, issuance of loan note to related party (1)	—	100.0	—
Purchase of West Vela, deferred consideration payable to related party (2)	—	73.7	—
Purchase of West Vela, contingent consideration payable to related party (2)	—	65.7	—
Purchase of the West Polaris, deferred consideration payable to related party (3)(4)	65.0	—	—
Purchase of the West Polaris, seller's credit payable to related party (3)	44.6	—	—
Capital injection due to forgiveness of related party payables	—	—	40.5

1.	The purchase of the West Auriga was financed by the issuance of a discount loan note: refer to Note 3 - Business acquisitions

2.	The purchase of the West Vela was financed partly by deferred and contingent consideration: refer to Note 3 - Business acquisitions

3.	The purchase of the West Polaris was financed party by a seller's credit and deferred consideration: refer to Note 3 - Business acquisitions.

4.	The contingent consideration payable to Seadrill was reduced by a measurement period adjustment in the year ended December 31, 2015. Refer to Note 3 - Business acquisitions.

Note 18 – Subsequent Events

Distribution declared

On January 26, 2016, the Company declared a distribution for the fourth quarter of 2015 of $0.2500 per unit, which was paid on February 12, 2016 to unitholders of record on February 5, 2016.

On April 25, 2016, the Company declared a distribution for the first quarter of 2016 of $0.2500 per unit. This cash distribution will be paid on or about May 13, 2016 to all unitholders of record as of the close of business on May 6, 2016.

Amendment to the West Polaris drilling contract
On February 8, 2016, the drilling contract for the West Polaris was amended whereby its dayrate was reduced to $490,000 per day from $653,000 per day, effective January 1, 2016. This will not have a net cash impact on the Company. Under the terms of the acquisition agreement associated with the acquisition of the Polaris business, Seadrill Polaris agreed to pay Seadrill any dayrate it receives in excess of $450 thousand per day, adjusted for daily utilization, through the remaining term, without extension, of the ExxonMobil contract.

Amendment to Credit Facilities
On April 28, 2016 the Company executed an amendment to the covenants contained in the $1,450 million Senior Secured Credit Facility, the West Polaris Facility and the $440 million Rig Financing Agreement . The amendment, among other things, amends the requirements and definitions of the equity ratio, leverage ratio, minimum-value-clauses, and minimum liquidity requirements, as described in Note 11 – Debt.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEADRILL PARTNERS LLC (Registrant)

Date: April 28, 2016

	By:	/s/ Mark Morris
	Name:	Mark Morris
	Title:	Chief Executive Officer of Seadrill Partners LLC (Principal Executive Officer of Seadrill Partners LLC)