Form 20-F
period 2016-12-31
Seadrill Partners LLC
filed 2017-04-27
CIK 1553467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
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
75,278,250 Common Units representing limited liability company interests
16,543,350 Subordinated Units representing limited liability company interests
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as Issued by the International Accounting Standards Board ☐	Other ☐
If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

SEADRILL PARTNERS LLC

Presentation of Information in this Annual Report
This annual report on Form 20-F for the year ended December 31, 2016, ("the annual report"), should be read in conjunction with the Consolidated Financial Statements and accompanying notes included in this report. Unless the context otherwise requires, references in this annual report to "Seadrill Partners LLC," "Seadrill Partners," the "Company," "we," "our," "us" or similar terms refer to Seadrill Partners LLC, a Marshall Islands limited liability company, or any one or more of its subsidiaries (including OPCO, as defined below), or to all of such entities, and, for periods prior to the Company's initial public offering ("IPO") on October 24, 2012, the Company's combined entity. References to the Company's "combined entity" refer to the subsidiaries of Seadrill Limited that had interests in the drilling units in the Company's initial fleet prior to the Company's initial public offering, or in the case of drilling units subsequently acquired from Seadrill Limited in transactions between parties under common control, the subsidiaries of Seadrill Limited that had interests in the drilling units prior to the date of acquisition. References in this annual report to "Seadrill" refer, depending on the context, to Seadrill Limited (NYSE: SDRL) and to any one or more of its direct and indirect subsidiaries. References to "Seadrill Management" refer to Seadrill Management Ltd, Seadrill Management AS, and Seadrill UK Ltd, the entities that do or have provided the Company with personnel and management, administrative, financial and other support services.
The Company owns (i) a 58% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through the Company's 100% ownership of its general partner, Seadrill Operating GP LLC, (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC and (iii) a 100% interest in Seadrill Partners Operating LLC. Seadrill Operating LP owns: (i) a 100% interest in the entities that own and operate the West Aquarius, the West Vencedor, West Leo and the West Polaris (ii) an approximate 56% interest in the entity that owns and operates the West Capella and (iii) a 100% limited liability company interest in Seadrill Partners Finco LLC. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn, the West Sirius, the West Auriga, and the West Vela. Seadrill Partners Operating LLC owns 100% of the entities that own and operate the T-15 and T-16. Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC are collectively referred to as "OPCO."
All references in this annual report to "OPCO" when used in a historical context refer to OPCO’s predecessor companies and their subsidiaries, and when used in the present tense or prospectively refer to OPCO and its subsidiaries, collectively, or to OPCO individually, as the context may require.
References in this annual report to "Seadrill Member" refer to the owner of the Seadrill Member interest, which is a non-economic limited liability company interest in Seadrill Partners and is currently held by Seadrill Member LLC. Certain references to the "Seadrill Member" refer to Seadrill Member LLC, as the context requires.
References in this annual report to "ExxonMobil," "Chevron," "Total", "BP", "Tullow", "Conoco Phillips", "Petronas", "Statoil" and "Hibernia" refer to subsidiaries of ExxonMobil Corporation, Chevron Corporation, Total S.A., BP Plc, Tullow Plc, ConocoPhillips Company, Petroliam Nasional Berhad (PETRONAS), Statoil ASA and Hibernia Management and Development Ltd. respectively, that are or were the Company’s customers.
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

•	offshore drilling market conditions, including supply and demand;

•
the Company's distribution policy and the Company's ability to make cash distributions on the Company's units or any increases or decreases in distributions and the amount of such increases or decreases;

•	the Company's ability to borrow under the credit facility between OPCO, as borrower, and Seadrill, as lender;

•	the future financial condition, liquidity or results of operations of the Company or Seadrill;

•	the repayment of debt;

•	the ability of the Company, OPCO and Seadrill to comply with financing agreements and the effect of restrictive covenants in such agreements;

•	the ability of the Company's drilling units to perform satisfactorily or to the Company's expectations;

•	the financial condition of Seadrill and its comprehensive restructuring efforts;

•	fluctuations in the price of oil;

i

•	discoveries of new sources of oil that do not require deepwater drilling units;

•	the development of alternative sources of fuel and energy;

•	technological advances, including in production, refining and energy efficiency;

•	weather events and natural disasters;

•	the Company's ability to meet any future capital expenditure requirements;

•	the Company's ability to maintain operating expenses at adequate and profitable levels;

•	expected costs of maintenance or other work performed on the Company's drilling units and any estimates of downtime;

•	the Company's ability to leverage Seadrill’s relationship and reputation in the offshore drilling industry;

•	the Company's ability to purchase drilling units in the future, including from Seadrill;

•	increasing the Company's ownership interest in OPCO;

•	customer contracts, including contract backlog, contract terminations and contract revenues;

•	delay in payments by, or disputes with the Company’s customers under its drilling contracts;

•	termination of the Company's drilling contracts due to force majeure or other events;

•	the financial condition of the Company’s customers and their ability and willingness to fund oil exploration, development and production activity;

•	the Company’s ability to comply with, maintain, renew or extend its existing drilling contracts;

•	the Company’s ability to re-deploy its drilling units upon termination of its existing drilling contracts at profitable dayrates;

•	the Company's ability to respond to new technological requirements in the areas in which the Company operates;

•	the occurrence of any accident involving the Company’s drilling units or other drilling units in the industry;

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

•
the Company's ability to successfully remediate the material weakness in its internal control over financial reporting and disclosure controls and procedures discussed in Item 15 "Controls and Procedures";

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

Item 2.         Offer Statistics and Expected Timetable
Not applicable.

Item 3.        Key Information

A.     Selected Financial Data
The following table presents, in each case for the periods and as of the dates indicated, the Company's selected Consolidated and Combined Carve-Out financial and operating data, which includes, for periods prior to the completion of the Company's IPO, on October 24, 2012, selected Consolidated and Combined Carve-Out financial and operating data of the combined entity.
The following financial data should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's historical Consolidated Financial Statements and the notes thereto included elsewhere in this annual report. We refer you to the notes to our Consolidated Financial Statements for a discussion of the basis on which our Consolidated Financial Statements are prepared, and we draw your attention to the statement regarding going concern as described in Note 1 "General information".
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

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in millions, except per unit data)
Statement of Operations Data:
Total operating revenues (1)	$1,600.3	$1,741.6	$1,342.6	$1,064.3	$911.8
Total operating expenses	(782.2)	(897.9)	(727.8)	(576.6)	(479.7)
Net operating income	818.1	843.7	614.8	487.7	432.1
Total financial items	(185.9)	(254.7)	(265.4)	(39.1)	(99.6)
Income before income taxes	632.2	589.0	349.4	448.6	332.5
Income tax expense	(86.5)	(100.6)	(34.8)	(33.2)	(38.9)
Net income	$545.7	$488.4	$314.6	$415.4	$293.6
Earnings per unit (basic and diluted) (2)
Common unitholders	$3.20	$2.45	$1.75	$2.15	$0.29
Subordinated unitholders	$2.28	$2.45	$1.75	$1.83	$0.13
(1) Total operating revenues include amounts recognized as early termination fees under the offshore drilling contracts which have been terminated prior to the contract end date.
(2) Earnings per unit information has not been presented for any period prior to the Company’s IPO.  The equity holders of the Company subsequent to the IPO had no contractual rights over the earnings of the Company for periods prior to the IPO on October 24, 2012. Therefore the earnings per unit in 2012 only relates to the post IPO earnings.

	As of December 31,
	2016	2015	2014	2013	2012
	(in millions)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$767.6	$319.0	$242.7	$89.7	$21.2
Drilling units	5,340.9	5,547.3	5,141.1	3,448.3	3,241.9
Total assets	6,780.7	6,841.1	6,268.1	4,062.6	3,754.9
Total interest bearing debt	3,600.6	3,840.2	3,572.0	2,350.5	2,057.0
Total equity	2,535.8	2,097.4	2,044.3	1,254.6	1,424.4

	As of December 31,
	2016	2015	2014	2013	2012
	(in millions)
Balance Sheet Data (at end of period):
Deferred charges - current and non-current portion	$46.8	$58.1	$78.4	$10.0	$19.0
Please also refer to Note 2 - "Accounting policies" to the Consolidated Financial Statements included in this annual report.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in millions, except fleet and unit data)
Cash Flow Data:
Net cash provided by operating activities	$873.8	$859.8	$608.7	$564.0	$278.2
Net cash provided by / (used in) investing activities	97.6	(376.3)	(1,542.8)	(159.3)	(283.5)
Net cash (used in)/ provided by financing activities	(522.1)	(407.6)	1,087.1	(336.2)	11.0
Net increase in cash and cash equivalents	448.6	76.3	153.0	68.5	5.7
Fleet Data (1):
Number of drilling units at end of period	11	11	10	8	6
Average age of drilling units at end of period (years)	5.7	4.7	3.6	3.1	2.9
Other Financial Data:
Capital expenditures (2)	$(61.1)	$(68.4)	$(70.7)	$(185.8)	$(301.7)
Distributions declared per unit (3)	0.5500	1.9525	2.1700	1.6775	0.2906
Members Capital (at end of period):
Total members capital (excluding non-controlling interest)	1,192.6	964.3	928.2	299.0	524.6
Common Unitholders—units	75,278,250	75,278,250	75,278,250	44,400,563	24,815,000
Subordinated Unitholders—units	16,543,350	16,543,350	16,543,350	16,543,350	—

(1)
During the year ended December 31, 2013, the Company acquired from Seadrill two tender rigs, the T-15 and the T-16, which the Company holds through a 100% limited liability company interest in Seadrill Partners Operating LLC, a 51% indirect interest in the semi-submersible drilling rig, the West Sirius, which the Company holds through Seadrill Capricorn Holdings LLC, and a 30% indirect interest in the semi-submersible drilling rig, the West Leo, which the Company holds through Seadrill Operating LP. These transactions were deemed to be a reorganization of entities under common control and therefore the fleet data has been retroactively adjusted as if the Company had acquired the interests in these units when they began operations under the ownership of Seadrill. As of January 2, 2014, the date of the Company’s first annual general meeting, Seadrill ceased to control the Company as defined by generally accepted accounting principles in the United States ("GAAP") and, therefore, Seadrill Partners and Seadrill are no longer deemed to be entities under common control. As such, acquisitions by the Company from Seadrill subsequent to this date are no longer accounted for under this method.

(2)	Capital expenditures include long term maintenance.

(3)	Distributions attributable to the year. Distributions were declared only with respect to the common units in 2016.

B.     Capitalization and Indebtedness
Not applicable.

C.     Reasons for the Offer and Use of Proceeds
Not applicable.

D.     Risk Factors
Our assets are primarily engaged in offshore contract drilling for the oil and gas industry in benign and harsh environments worldwide, including ultra-deepwater environments. The following summarizes risks that may materially affect our business, financial condition, results of operations, cash available for distributions or the trading price of our common units. The occurrence of any of the events described in this section could materially and negatively affect our business, financial condition, results of operations, cash available for the payment of distributions or the trading price of our common units. Unless otherwise indicated, all information concerning our business and our assets is as of December 31, 2016. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Relating to Our Reliance on Seadrill
We have close business ties to Seadrill, its affiliates and related companies.  In the event that these companies are unable to meet their obligations and liabilities, it could have a material adverse effect on our business.
Absent successful completion of our efforts to amend certain of our credit facilities, Seadrill's comprehensive restructuring and contingency planning efforts could result in events of default on our debt, require that we commence chapter 11 proceedings, and have a material adverse effect on us
Seadrill is engaged in ongoing negotiations with its banks, potential new money investors at Seadrill, and the advisers to an ad hoc committee of Seadrill’s and one of its subsidiary’s bondholders regarding the terms of a comprehensive restructuring plan, which may include the infusion of new capital. Seadrill has announced that it expects that the implementation of a comprehensive restructuring plan will likely involve schemes of arrangement in the United Kingdom or Bermuda or proceedings under chapter 11 of title 11 of the United States Code.
Seadrill’s restructuring impacts Seadrill Partners because, among other things, both Seadrill Partners and Seadrill are obligors under three of Seadrill Partners' secured credit facilities, relating to the West Vela, West Polaris, T-15 and T-16. Seadrill’s restructuring could cause events of default under these facilities in certain circumstances. An event of a default by Seadrill under its financing agreements could therefore cause amounts outstanding under our loan agreements to be accelerated and become due and payable.
In order to mitigate this risk we are working to insulate the Company from events of default that may occur on account of Seadrill's comprehensive restructuring efforts and to address near-term refinancing requirements prior to or concurrent with the comprehensive Seadrill restructuring. Please see Item 4B. "Business overview - Insulating the Company from Seadrill default risk".
In the event a consensual agreement to insulate the Company cannot be reached with our lenders, we are preparing various contingency plans that may be needed to preserve value for us and to continue our operations, including seeking waivers of cross default under our credit facilities with Seadrill and potential schemes of arrangement and chapter 11 proceedings.
Failure to successfully insulate our exposure to the risk of a Seadrill default prior to or concurrent with the comprehensive Seadrill restructuring could result in events of default on our debt, require that we commence chapter 11 proceedings, have a material adverse effect on us and may impair our ability to continue as a going concern.
The failure of Seadrill, or certain of its affiliates, to comply with covenants and other provisions under their respective financing agreements could result in cross-defaults under our financing agreements, which would have a material adverse effect on us.
The failure of certain of our affiliated or related companies to service their debt requirements and comply with the provisions contained in their debt agreements may lead to an event of default under such agreements, which may have a material adverse effect on us. Such affiliated and related companies include (i) Seadrill, (ii) Seadrill's majority-owned subsidiaries, North Atlantic Drilling Ltd ("NADL"), Asia Offshore Drilling Ltd ("AOD"), and Sevan Drilling Limited ("Sevan"), (iii) certain subsidiaries of Ship Finance International Limited or Ship Finance, (iv) SeaMex Ltd, (v) Seabras Sapura and (vi) Archer Ltd ("Archer").
Seadrill’s failure to comply with covenants and other provisions in its financing agreements could result in cross-defaults under certain of our financing agreements, which would have a material adverse effect on us.
Some of our financing agreements contain cross-default provisions that may be triggered if Seadrill defaults under the terms of its financing agreements. In turn, Seadrill’s financing arrangements contain cross-default provisions that may be triggered if any of its key subsidiaries default under the terms of their financing arrangements. On April 28, 2016, and March 28 and 29 2017, Seadrill executed amendment and waiver agreements in respect of all of its senior secured credit facilities, as part of its efforts to maintain liquidity. The amendment and waiver agreements, among other things, amend the equity ratio, leverage ratio, minimum value clauses and minimum liquidity requirements under Seadrill’s and certain of our secured credit facilities until September 30, 2017. The key terms and conditions related to the amendment and waiver agreements in respect of our credit facilities are set forth in Note 11 "Debt" to the Consolidated Financial Statements included in this annual report. The amendment and waiver agreements are subject to, among other things, Seadrill’s compliance with the processes and undertakings set forth therein, including agreements in respect of progress milestones towards the agreement of, and implementation plan in respect of, a comprehensive financing package. There can be no assurance that Seadrill will maintain compliance with the covenants under its senior secured credit facilities and the processes and undertakings set forth in the amendment and waiver agreements, or that any potential debt restructuring, reorganization or recapitalization will be undertaken or be successful.
In addition, Seadrill also consolidates certain Variable Interest Entities (VIEs) owned by Ship Finance. Seadrill's cross-default provisions could also be triggered if Ship Finance or one of the consolidated VIEs breached the terms of their financing arrangements.
Seadrill has also provided guarantees over certain of NADL's, AOD's, Sevan's, Archer's and Sebras Sapura's senior secured debt and bonds. As such, lenders may seek repayment from Seadrill for which Seadrill may not have sufficient funds.  Furthermore, to the extent such debt becomes classified as "current" in the financial statements of Seadrill's affiliated companies, Seadrill may be required under applicable accounting standards to mark such indebtedness as "current" in Seadrill's Consolidated Financial Statements.  The characterization of the indebtedness in Seadrill's Consolidated Financial Statements as "current" may, among other things, adversely impact Seadrill's compliance with the covenants contained in Seadrill's debt agreements.
In the event of a default by Seadrill under one of its financing agreements or guarantees, the lenders under some of our existing financing agreements could determine that we are in default under our financing agreements. This could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including our drilling units, even if Seadrill were to subsequently cure its default.

The occurrence of any of the events described above would have a material adverse effect on our business, and may impair our ability to continue as a going concern.
If Seadrill defaults on its indemnity obligations due to its financial condition, it could have a material adverse effect on us.
Seadrill has agreed to indemnify us for certain liabilities under our omnibus agreement entered into with Seadrill at the time of the IPO (the "Omnibus Agreement"), sale and purchase agreements relating to acquisitions from Seadrill subsequent to the IPO and certain of our financing agreements.  Under the Omnibus Agreement and sale and purchase agreements, Seadrill has agreed to indemnify us against certain tax, environmental and toxic tort liabilities with respect to the assets that Seadrill contributed or sold to us to the extent arising prior to the time they were contributed or sold. Under certain of our financing agreements, Seadrill has agreed to indemnify us for any payments or obligations under these agreements that are related to drilling units owned by Seadrill.  If Seadrill is unable to indemnify us against claims under these agreements, it may adversely affect our business, financial position, results of operations or available cash.  Moreover, if Seadrill defaults on its debt under the financing agreements pursuant to which it has an indemnify obligation to us, we may become jointly liable to the lenders thereunder for debts relating to drilling units that we do not own and the lenders may accelerate debt relating to our drilling units, each of which would affect our cash flows and ability to satisfy our debt and other obligations. Please read Note 13 "Related party transactions" to the Consolidated Financial Statements included in this annual report.
Seadrill’s financial condition may prevent it from performing under the Sponsor Revolving Credit Facility.
The Company has an available Sponsor Revolving Credit Facility with Seadrill of $100 million which was undrawn as at December 31, 2016. Our ability to borrow under the Sponsor Revolving Credit Facility may be affected by Seadrill’s financial condition or lack of liquidity.  If we are unable to borrow under the Sponsor Revolving Credit Facility when needed, it may adversely affect our own liquidity, cash flows and ability to satisfy our debt and other obligations.
We depend on certain subsidiaries of Seadrill, including Seadrill Management, to assist us in operating and expanding the business.
Our ability to enter into new drilling contracts and expand our customer and supplier relationships will depend largely on our ability to leverage our relationship with Seadrill and its reputation and relationships in the offshore drilling industry. If Seadrill suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing drilling contracts upon their expiration;

•	obtain new drilling contracts;

•	efficiently and productively carry out our drilling activities;

•	successfully interact with shipyards;

•	obtain financing and maintain insurance on commercially acceptable terms;

•	maintain access to capital under the Sponsor Revolving Credit Facility with Seadrill; or

•	maintain satisfactory relationships with suppliers and other third parties.
In addition, pursuant to the management and administrative services agreement, Seadrill Management provides us with significant management, administrative, financial and other support services and/or personnel. Subsidiaries of Seadrill also provide advisory, technical and administrative services to our fleet pursuant to advisory, technical and administrative services agreements. Our operational success and ability to execute our growth strategy depends significantly upon the satisfactory performance of these services. Our business may be harmed if Seadrill and its subsidiaries fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us. Please read Item 7 "Major Unitholders and Related Party Transactions-Related Party Transactions".
There is no cap on the amount of fees and cost reimbursements that OPCO and its subsidiaries may be required to pay such subsidiaries of Seadrill pursuant to the advisory, technical and administrative services agreements, or that we may be required to pay under the management and administrative services agreement. For a description of the advisory, technical and administrative services agreements and the management and administrative services agreement, please read Item 7 “Major Unitholders and Related Party Transactions-Related Party Transactions.” The fees and expenses payable pursuant to the advisory, technical and administrative services agreements and the management and administrative services agreement will be payable without regard to our financial condition or results of operations. The payment of fees to and the reimbursement of expenses of Seadrill Management, and certain other subsidiaries of Seadrill could adversely affect our financial condition, our operational performance and our ability to pay cash distributions to unitholders.
Events occurring at Seadrill that affect its creditworthiness may adversely affect our ability to adequately manage our interest rate risk.
We utilize interest rate swaps derivatives to manage our interest rate risk on our floating rate debt. As of December 31, 2016, we were party to interest rate swap agreements with Seadrill that mature between July 2018 and December 2020 and that cover a combined outstanding principal amount of approximately $620.3 million. The anticipated restructuring of Seadrill's debt obligations in 2017, may have an adverse effect on the creditworthiness of Seadrill which in turn may adversely affect Seadrill’s ability to make payments to us under these interest rate swap agreements. If interest rates increase and Seadrill is unable to perform under these interest rate swap agreements, our cash flows and ability to satisfy our debt and other obligations may be adversely affected.

We depend on officers who are associated with affiliated companies, which may create conflicts of interest
Certain of our officers are not required to work full-time on our affairs and also perform services for other companies, including Seadrill. For example, Mark Morris, who is our Chief Executive Officer, also acts as the Chief Financial Officer for Seadrill. In addition, John Roche, who is our Chief Financial Officer, also acts as Vice President of Investor Relations for Seadrill. These other companies conduct substantial businesses and activities of their own in which we have economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to other companies, which could have a material adverse effect on our business, results of operations and financial condition. Please see Item 6 "Directors, Senior Management and Employees-Directors and Senior Management-Executive Officers-Allocation of Executive Officers’ Time".
Risks Relating to Our Company
The success and growth of our business depends on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition.
Our business depends on the level of oil and gas exploration, development and production in offshore areas worldwide which is influenced by oil and gas prices and market expectations of potential changes in these prices.
Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including, but not limited to, the following:

•	worldwide production and demand for oil and gas and geographical dislocations in supply and demand;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices and production;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries ("OPEC"), to set and maintain levels and pricing;

•	the level of production in non-OPEC countries;

•	international sanctions on oil-producing countries, or the lifting of such sanctions;

•	government regulations, including restrictions on offshore transportation of oil and natural gas;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	the development and exploitation of alternative fuels and unconventional hydrocarbon production, including shale;

•	worldwide economic and financial problems and the corresponding decline in the demand for oil and gas and, consequently, our services;

•
the policies of various governments regarding exploration and development of their oil and gas reserves, accidents, severe weather, natural disasters and other similar incidents relating to the oil and gas industry; and

•
the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East, eastern Europe or other geographic areas or further acts of terrorism in the United States, Europe or elsewhere.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, have and could continue to negatively affect our future performance.
Sustained periods of low oil and gas prices have resulted in reduced exploration and drilling activities because oil and gas companies’ capital expenditure budgets are subject to cash flow from such activities and consequently have a dramatic effect on rig demand. In addition, mergers among oil and gas exploration and production companies have reduced, and may from time to time further reduce the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them.
Continued periods of low demand can cause excess rig supply and intensify competition in our industry which often results in drilling rigs, particularly older and less technologically-advanced drilling rigs, being idle for long periods of time. We cannot predict the future level of demand for drilling rigs or future conditions of the oil and gas industry with any degree of certainty. In response to the decrease in the prices of oil and gas, a number of our oil and gas company customers have announced significant decreases in budgeted expenditures for offshore drilling. Any future decrease in exploration, development or production expenditures by oil and gas companies could further reduce our revenues and materially harm our business.
In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, which could reduce demand for our services and adversely affect our business, including:

•	the availability and quality of competing offshore drilling units;

•	the availability of debt financing on reasonable terms;

•	the level of costs for associated offshore oilfield and construction services;

•	oil and gas transportation costs;

•	the level of rig operating costs, including crew and maintenance;

•	the discovery of new oil and gas reserves;

•	the political and military environment of oil and gas reserve jurisdictions; and

•	regulatory restrictions on offshore drilling.
The offshore drilling industry is highly competitive and fragmented and includes several large companies that compete in many of the markets we serve, as well as numerous small companies that compete with us on a local basis. Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, rig location, the condition and integrity of equipment, its record of operating efficiency, including high operating uptime, technical specifications, safety performance record, crew experience, reputation, industry standing and customer relations. Our operations may be adversely affected if our current competitors or new market entrants introduce new drilling rigs with better features, performance, prices or other characteristics compared to our drilling rigs, or expand into service areas where we operate.
Competitive pressures and other factors may result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our results of operations and financial condition.
The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations.
The oil and gas drilling industry is cyclical, and the industry is currently in a downcycle. The price of Brent crude fell from $115 per barrel in June 2014 to a low of $30 per barrel in January 2016. As of April 20, 2017, the price of Brent crude was approximately $51.96 per barrel. The significant decrease in oil and natural gas prices may continue to reduce many customers’ demand for our services in 2017 due to significant decreases in budgeted expenditures for offshore drilling.
Declines in capital spending levels, coupled with additional newbuild supply, are likely to continue to intensify price competition and put significant pressure on dayrates and utilization of our rigs.
If we are unable to secure contracts for our drilling units upon the expiration of our existing contracts, we may idle or stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. Idle units are either "warm" stacked, which means the rig is kept operational and ready for redeployment, and maintains some of its crew, or "cold" stacked, which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed.
We currently have three idle units, the West Sirius, West Capella and West Leo. The West Sirius drilling contract was terminated early in April 2015 and the unit is currently "cold" stacked. The West Capella drilling contract was terminated in May 2016 and the unit is currently "warm" stacked. The West Leo was contracted with Tullow until its contract was terminated in December 2016. We have disputed the grounds for termination and commenced litigation proceedings. Subsequently the unit has been "warm" stacked. Although a new short-term contract has been secured for the West Capella, which is expected to commence in the second half of 2017, we have not yet secured new contracts for the West Sirius or the West Leo.
In addition, the West Capricorn has been on extended standby since May 2016. In April 2017, we received notification from BP for the unit to commence preparing for return to operations. The unit will return to normal contractual day rates on July 1, 2017.
Our inability, or the inability of our customers to perform, under our or their contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.
We do not know when the market for offshore drilling units may recover, or the nature or extent of any future recovery. There can be no assurance that the current demand for drilling rigs will not further decline in future periods. The continued or future decline in demand for drilling rigs would adversely affect our financial position, operating results and cash flows.
Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted
In the current market some of our customers may seek to terminate their agreements with us, such as in the case of the West Capella and the West Leo.
Some of our customers have the right to terminate their drilling contracts without cause upon the payment of an early termination fee. The general principle is that such early termination fee shall compensate us for lost revenues less operating expenses for the remaining contract period. However, in some cases, such payments may not fully compensate us for the loss of the drilling contract.
Under certain circumstances our contracts may permit customers to terminate contracts early without the payment of any termination fees, as a result of non-performance, periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events beyond our control. During periods of challenging market conditions, we may be subject to an increased risk of our customers seeking to repudiate their contracts, including through claims of non-performance.
In the current environment our customers may seek to renegotiate our contracts using various techniques, including threatening breaches of contract and applying commercial pressure, resulting in lower dayrates or the cancellation of contracts with or without any applicable early termination payments.
Reduced day rates in our customer contracts and cancellation of drilling contracts (with or without early termination payments) would lead to reduced revenues and adversely affect our financial condition, results of our operations and ability to make distributions to unitholders.

We may not be able to refinance existing facilities or raise additional capital on acceptable terms, which may hinder or prevent us from meeting existing obligations and expanding our business.
As of December 31, 2016, we had $3,487.1 million in principal amount of interest-bearing debt and $160.3 million of related party debt, all of which was secured by, among other things, liens on our drilling units.
In order to continue to repay our indebtedness as it becomes due or at maturity, we will need to refinance our debt, raise new debt, sell assets or repay the debt with the proceeds from equity offerings. Our ability to refinance our existing facilities may be dependent on Seadrill's reaching agreement on the terms of a restructuring plan with its existing and new creditors and its ability to compel dissenting creditors to agree to the terms of such plan, which may involve schemes of arrangement or chapter 11 proceedings.
Our ability to meet our debt service obligations and repayment obligations will also be dependent upon our future performance. Our future cash flows may be insufficient to meet all our debt service obligations. Additional debt or equity financing may also not be available to us in the future for the refinancing or repayment of existing indebtedness. Refer to Item 5B "Operating and Financial Review - Liquidity and Capital Resources" and Prospects and risk factor "The market value of our drilling units may further decrease" below.
Our current indebtedness and potential future indebtedness could affect our performance, since a significant portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes.
The covenants in our credit facilities impose operating and financial restrictions on us, breach of which could result in a default under the terms of these agreements, which could accelerate the repayment of funds that we have borrowed.
Our debt agreements impose operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to undertake certain business activities without consent of the lending banks. These restrictions include:

•	executing other financing arrangements;

•	incurring additional indebtedness;

•	creating or permitting liens on our assets;

•	selling our drilling units or the shares of our subsidiaries;

•	making investments;

•	changing the general nature of our business;

•	paying distributions to our unitholders;

•	changing the management and/or ownership of the drilling units; and

•	making capital expenditures.
Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ consent when beneficial for our business. This may impact our performance.
In addition, certain of our debt agreements require Seadrill and us to maintain specified financial ratios and to satisfy financial covenants, including ratios and covenants that pertain to, among other things, our total equity, our total indebtedness, senior secured net leverage ratios under our amended senior secured credit facilities and the market value of our drilling units. Please see Note 11 "Debt" to the Consolidated Financial Statements. To the extent our operating results in the later part of fiscal 2017 indicate that we may not meet the senior secured net leverage ratio in our amended senior secured credit facilities, there are a number of actions available which are under management’s control. We cannot provide any assurances that management’s actions will resolve compliance with the senior secured net leverage ratio or any other financial covenant.  In the event that we fail to comply with the covenants in our amended senior credit facilities, we would be considered in default, which would enable applicable lenders to accelerate the repayment of amounts outstanding and exercise remedies and we would need to seek an amendment or waiver from the applicable lender groups.
We and Seadrill may seek and obtain waivers or amendments from our lenders with respect to these financial covenants contained in our debt agreements, which may be subject to competing interests of the lending institutions. We cannot provide any assurances that we will be able to obtain such an amendment or waiver. If we are not able to obtain waivers or amendments, or if such waivers or amendments have onerous conditions attached, this may limit our ability to make decisions in the best interests of our business.
In the future, we may be required to record impairment charges to our assets. Such impairment charges could adversely impact our ability to comply with the restrictions and covenants in our debt agreements, including meeting financial ratios and tests in those agreements. Please see Item 5 "Operating and Financial Review and Prospects-Critical Accounting Estimates-Drilling Units.".
If we are unable to comply with any of the restrictions and covenants in our current or future debt financing agreements, and we are unable to obtain a waiver or amendment from our lenders for such noncompliance, a default could occur under the terms of those agreements. If a default occurs under these agreements, lenders could terminate their commitments to lend or accelerate the outstanding loans and declare all amounts borrowed due and payable. Our drilling units and equity interests in our subsidiaries serve as security for our commercial bank indebtedness. If our lenders were to foreclose their liens on our drilling units or the equity interests in our subsidiaries in the event of a default, this would impair our ability to continue our operations.

Certain of our loan agreements contain cross-default provisions, meaning that if we are in default under one of our loan agreements, our other loan agreements also may be in default, which could result in amounts outstanding under those loan agreements to be accelerated and become due and payable. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness, and we may be unable to find alternative financing. Even if we could obtain alternative financing, that financing might not be on terms that are favorable or acceptable. Any of these events would adversely affect our ability to make distributions to unitholders and cause a decline in the market price of our common units. For more information, please read Item 5 "Operating and Financial Review and Prospects-Liquidity and Capital Resources."
Our contract backlog for our fleet of drilling units may not be realized.
As of April 20, 2017, our contract backlog was approximately $2,064.9 million. The contract backlog presented in this Annual Report and our other public disclosures is only an estimate. The actual amount of revenues earned and the actual periods during which revenues are earned will be different from the contract backlog projections due to various factors, including shipyard and maintenance projects, downtime and other events within or beyond our control. In addition, we or our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, such as the current environment, resulting in lower dayrates.
Our inability, or the inability of our customers to perform, under our or their contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.
We may not be able to renew or obtain new and favorable contracts for our drilling units whose contracts have expired or been terminated.
During the recent period of high utilization and high dayrates, which we believe ended in early 2014, industry participants ordered the construction of new drilling units, which resulted in an over-supply and caused, in conjunction with deteriorating industry conditions, a subsequent decline in utilization and dayrates when the new drilling units entered the market. A relatively large number of the drilling units currently under construction have not been contracted for future work, and a number of units in the existing worldwide fleet are currently off-contract.
One of our drilling contracts expires in 2017, one contract expires in 2018, three contracts expire in 2019 and two contracts expire in 2020. Two further contracts are expected to commence and expire within 2017. One further contract is expected to commence and expire in 2018.Our ability to renew these contracts or obtain new contracts will depend on our customers and prevailing market conditions, which may vary among different geographic regions and types of drilling units.
The over-supply of drilling units may be exacerbated by the entry of newbuild rigs into the market. We estimate that approximately 47 rigs are scheduled for delivery and entry into the global fleet between early 2016 and late 2018, many of which are without firm drilling contracts. The supply of available uncontracted units has intensified price competition as scheduled delivery dates occur and contracts terminate without renewal, reducing dayrates as the active fleet grows. Customers may opt to contract older rigs in order to reduce costs which could adversely affect our ability to obtain new drilling contracts due to our newer fleet. Customers may also choose not to award drilling contracts to us due to our reputational links with Seadrill and its current debt restructuring activities.
If we are not able to obtain new contracts, or if new contracts are entered into at dayrates substantially below the existing dayrates or on terms otherwise less favorable than existing contract terms, our revenues and profitability would be adversely affected. We may also be required to accept more risk in areas other than price to secure a contract and not be able to pass such additional risks onto our subcontractors, or be unable or unwilling to insure ourselves against any additional risk at competitive prices. This could lead to us being unable to meet our liabilities in the event of a catastrophic event on one of our rigs.
The market value of our drilling units may further decrease.
The market values of drilling units have declined as a result of the recent continued decline in the price of oil, which has impacted the spending plans of our customers. If the offshore contract drilling industry suffers further adverse developments in the future, the fair market value of our drilling units may decline further. The fair market value of the drilling units that we currently own, or may acquire in the future, may increase or decrease depending on a number of factors, including:

•	the general economic and market conditions affecting the offshore drilling industry, including competition from other offshore contract drilling companies;

•	the types, sizes and ages of drilling units;

•	the supply and demand for drilling units;

•	the costs of newbuild drilling units;

•	the prevailing level of drilling services contract dayrates;

•	governmental or other regulations; and

•	technological advances.
Our business and operations involve numerous operating hazards, and in the current market we are increasingly required to take additional contractual risk in our customer contracts and we may not be able to procure insurance to adequately cover potential losses.
Our operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch-through, cratering, fires, explosions and pollution. Contract drilling and well servicing requires the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations.

Our offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. We customarily provide contract indemnity to our customers for claims that could be asserted by us relating to damage to or loss of our equipment, including rigs and claims that could be asserted by us or our employees relating to personal injury or loss of life.
Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations, or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and gas companies.
Our insurance policies and contractual rights to indemnity may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all risks. Consistent with standard industry practice, our customers generally assume, and indemnify us against, well control and subsurface risks under dayrate contracts. These are risks associated with the loss of control of a well, such as blowout or cratering, the cost to regain control of or re-drill the well and associated pollution. However, there can be no assurances that these customers will be willing or financially able to indemnify us against all these risks.
In addition, a court may decide that certain indemnities in our current or future contracts are not enforceable. For example, in a 2012 case related to the fire and explosion that took place on the unaffiliated Deepwater Horizon Mobile Offshore Drilling Unit in the Gulf of Mexico in April 2010, or the Deepwater Horizon Incident (to which we were not a party), the U.S. District Court for the Eastern District of Louisiana invalidated certain contractual indemnities for punitive damages and for civil penalties under the U.S. Clean Water Act under a drilling contract governed by U.S. maritime law as a matter of public policy. Further, pollution and environmental risks generally are not totally insurable.
If a significant accident or other event occurs that is not fully covered by our insurance or an enforceable or recoverable indemnity from a customer, the occurrence could adversely affect our financial condition, results of our operations, cash flows and ability to make distributions to unitholders.
The amount recoverable under insurance may also: be less than the related impact on enterprise value after a loss. Our insurance policies may not cover all potential consequences of an incident and include annual aggregate policy limits. As a result, we retain the risk through self-insurance for any losses in excess of these limits. Any such lack of reimbursement may cause us to incur substantial costs.
Our insurance provides for deductibles for damage to its offshore drilling equipment and third-party liabilities. With respect to hull and machinery, our insurance provides for a deductible per occurrence of $5 million. However, in the event of a total loss or a constructive total loss of a drilling unit, such loss is fully covered by its insurance with no deductible. For general and marine third-party liabilities our insurance provides for up to a $500,000 deductible per occurrence on personal injury liability for crew claims as well as non-crew claims and per occurrence on third-party property damage.
We could decide to retain more risk through self-insurance in the future. This self-insurance results in a higher risk of losses, which could be material, which are not covered by third-party insurance contracts.
No assurance can be made that we will be able to maintain adequate insurance in the future at rates that we consider reasonable, or that we will be able to obtain insurance against certain risks.
We derive the majority of our revenue from a small number of customers, and the loss of any of these customers could result in a material loss of revenues and cash flow.
We are subject to the risks associated with having a limited number of customers for our services. We currently derive the majority of our revenues and cash flow from a small number of customers. For the year ended December 31, 2016, BP accounted for 42.0%, ExxonMobil accounted for 22.0% and Hibernia accounted for 15.1% of our total revenues, respectively. Our results of operations could be materially adversely affected if any of our major customers fail to compensate us for our services, or cancel or re-negotiate our contracts.
We are subject to risks of loss resulting from non-payment or non-performance by our customers and certain other third parties. Some of these customers and other parties may be highly leveraged and subject to their own operating and regulatory risks. If any key customers or other parties default on their obligations to us, our financial results and condition could be adversely affected. Any material non-payment or non-performance by these entities, other key customers or certain other third parties could adversely affect our financial position, results of operations and cash flows.
Our drilling contracts contain fixed terms and day-rates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including operating and maintenance costs.
Our operating costs are generally related to the number of units in operation and the cost level in each country or region where the units are located. A significant portion of our operating costs may be fixed over the short term.

The average remaining contract length for our contracted rigs as of April 20, 2017, was 1.60 years. The majority of these contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from term contracts, most of our long-term contracts include escalation provisions. These provisions allow us to adjust the dayrates based on stipulated cost increases, including wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable indices. Furthermore, certain indices are updated semiannually, and therefore may be outdated at the time of adjustment. The adjustments are typically performed on a semi-annual or annual basis. For these reasons, the timing and amount received as a result of such adjustments may differ from our actual cost increases, which could adversely affect our financial performance. In such contracts, the dayrate could be adjusted lower during a period when costs of operation rise, which could adversely affect our financial performance. Shorter-term contracts normally do not contain escalation provisions. In addition, our contracts typically contain provisions for either fixed or dayrate compensation during mobilization. These rates may not fully cover our costs of mobilization, and mobilization may be delayed, increasing our costs, without additional compensation from the customer, for reasons beyond our control.
In connection with new assignments, we might incur expenses relating to preparation for operations under a new contract. Expenses may vary based on the scope and length of such required preparations and the duration of the contractual period over which such expenditures are amortized.
Equipment maintenance costs fluctuate depending upon the type of activity that the unit is performing and the age and condition of the equipment. Our operating expenses and maintenance costs depend on a variety of factors, including crew costs, provisions, equipment, insurance, maintenance and repairs, and shipyard costs, many of which are beyond our control.
In situations where our drilling units incur idle time between assignments, the opportunity to reduce the size of our crews on those drilling units is limited, as the crews will be engaged in preparing the unit for its next contract. When a unit faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare drilling units for stacking and maintenance in the stacking period. Should units be idle for a longer period, we will seek to redeploy crew members, who are not required to maintain the drilling unit, to active rigs, to the extent possible. However, there can be no assurance that we will be successful in reducing our costs in such cases.
Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in supply of offshore drilling units and demand for contract drilling services. Please see "The success and growth of our business depends on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition", "Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted" and "We may not be able to renew or obtain new and favorable contracts for our drilling units whose contracts which have expired or been terminated". This could adversely affect our revenue from operations.
Consolidation and governmental regulation of suppliers may increase the cost of obtaining supplies or restrict our ability to obtain needed supplies
We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including, but not limited to, drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, such as blow-out preventers ("BOPs"), we are dependent on the original equipment manufacturer for repair and replacement of the item or its spare parts. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services, thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on our results of operations and result in rig downtime, and delays in the repair and maintenance of our drilling rigs.
We may be unable to obtain, maintain, and/or renew permits necessary for our operations or experience delays in obtaining such permits including the class certifications of rigs
The operation of our drilling units is subject to certain governmental approvals, the number and prerequisites of which cannot be determined until we identify the jurisdictions in which we will operate on securing contracts for the drilling units. Depending on the jurisdiction, these governmental approvals may involve public hearings and costly undertakings on our part. We may not obtain such approvals or such approvals may not be obtained in a timely manner. If we fail to timely secure the necessary approvals or permits, our customers may have the right to terminate or seek to renegotiate their drilling contracts to our detriment.
Every offshore drilling unit is a registered marine vessel and must be "classed" by a classification society to fly a flag. The classification society certifies that the drilling unit is "in-class," signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. Our drilling units are certified as being "in class" by the American Bureau of Shipping, or ABS, Det Norske Veritas and Germanisher Lloyd, or DNV GL, and the relevant national authorities in the countries in which our drilling units operate. If any drilling unit loses its flag, does not maintain its class and/or fails any periodical survey or special survey, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable. Any such inability to carry on operations or be employed could have a material adverse impact on the results of operations.
The international nature of our operations involves additional risks including foreign government intervention in relevant markets.
We operate in various regions throughout the world. As a result of our international operations, we may be exposed to political and other uncertainties, particular in less developed jurisdictions, including risks of:

•	terrorist acts, armed hostilities, war and civil disturbances;

•	acts of piracy, which have historically affected ocean-going vessels;

•	significant governmental influence over many aspects of local economies;

•	the seizure, nationalization or expropriation of property or equipment;

•	uncertainty of outcome in foreign court proceedings;

•	the repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, and the imposition of trade barriers;

•	U.S. and foreign sanctions or trade embargoes;

•	compliance with various jurisdictional regulatory or financial requirements;

•	compliance with and changes in taxation;

•	other forms of government regulation and economic conditions that are beyond our control; and

•	governmental corruption.
In addition, international contract drilling operations are subject to various laws and regulations of the countries in which we operate, including laws and regulations relating to:

•	the equipping and operation of drilling units;

•	exchange rates or exchange controls;

•	the repatriation of foreign earnings;

•	oil and gas exploration and development;

•	the taxation of offshore earnings and the earnings of expatriate personnel; and

•	the use and compensation of local employees and suppliers by foreign contractors.
Some foreign governments favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling rigs owned by their own citizens, (ii) the use of a local agent or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete in those regions. It is difficult to predict what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect our ability to compete. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject us to criminal sanctions or civil remedies, including fines, the denial of export privileges, injunctions or seizures of assets.
Compliance with, and breach of, the complex laws and regulations governing international trade could be costly, expose us to liability and adversely affect our operations.
Our business in the offshore drilling industry is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where we operate.
Accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. We may be required to make significant capital expenditures or operational changes to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity.
Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations.
The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside our control and some of which may result from the failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory trading obligations could also result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, the seizure of shipments, and the loss of import and export privileges.

Offshore drilling in certain areas has been curtailed and, in certain cases, prohibited because of concerns over protection of the environment.
New laws or other governmental actions that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, in general, or to the offshore drilling industry, in particular, could adversely affect our performance.
The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas could have a material adverse effect on our business, results of operations or financial condition. Future earnings may be negatively affected by compliance with any such new legislation or regulations.
We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.
Our operations are subject to numerous international, national, state and local laws and regulations, treaties and conventions in force in international waters and the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. These requirements include, but are not limited to the United Nation’s International Maritime Organization (the "IMO"), the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended ("MARPOL"), including the designation of Emission Control Areas ("ECAs") thereunder, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended (the "CLC"), the International Convention on Civil Liability for Bunker Oil Pollution Damage (the "Bunker Convention"), the International Convention for the Safety of Life at Sea of 1974, as from time to time amended ("SOLAS"), the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the "ISM Code"), the IMO International Convention on Load Lines in 1966, as from time to time amended, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the "BWM Convention"), the U.S. Oil Pollution Act of 1990 (the "OPA"), the rules and regulations of the U.S. Environmental Protection Agency (the "EPA"), the U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the U.S. Maritime Transportation Security Act of 2002, the U.S. Outer Continental Shelf Lands Act, certain regulations of the European Union, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Federal Law (9966/2000) relating to pollution in Brazilian waters. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lifetime of our drilling units. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the resale prices or useful lives of our rigs. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.
Environmental laws often impose strict liability for the remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil or chemical spill, for which we are deemed a responsible party, could result in us incurring significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, the 2010 explosion of the Deepwater Horizon well and the subsequent release of oil into the Gulf of Mexico, or other similar events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, thus exposing us to further potential financial risk in the event of any such oil or chemical spill.
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations, and satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition.
Although our drilling units are separately owned by our subsidiaries, under certain circumstances a parent company and all of the unit-owning affiliates in a group under common control engaged in a joint venture could be held liable for damages or debts owed by one of the affiliates, including liabilities for oil spills under OPA or other environmental laws. Therefore, it is possible that we could be subject to liability upon a judgment against us or any one of our subsidiaries.
Our drilling units could cause the release of oil or hazardous substances. Any releases may be large in quantity, above our permitted limits or occur in protected or sensitive areas where public interest groups or governmental authorities have special interests. Any releases of oil or hazardous substances could result in fines and other costs to us, such as costs to upgrade our drilling rigs, clean up the releases and comply with more stringent requirements in our discharge permits. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, results of operations and financial condition.
If we are able to obtain from our customers some degree of contractual indemnification against pollution and environmental damages in our contracts, such indemnification may not be enforceable in all instances or the customer may not be financially able to comply with its indemnity obligations in all cases, and we may not be able to obtain such indemnification agreements in the future. In addition, a court may decide that certain indemnities in our current or future contracts are not enforceable. For example, in a 2012 case related to the Deepwater Horizon Incident (to which we were not a party), the U.S. District Court for the Eastern District of Louisiana invalidated certain contractual indemnities for punitive damages and for civil penalties under the U.S. Clean Water Act under a drilling contract governed by U.S. maritime law as a matter of public policy.

Our insurance coverage may not be available in the future, or we may not obtain certain insurance coverage. Even if insurance is available and we have obtained the coverage, it may not be adequate to cover our liabilities or our insurance underwriters may be unable to pay compensation if a significant claim should occur. Any of these scenarios could have a material adverse effect on our business, results of operations and financial condition.
Failure to comply with international anti-corruption legislation, including the U.S. Foreign Corrupt Practices Act 1977 or the UK Bribery Act 2010, could result in fines, criminal penalties, damage to our reputation and drilling contract terminations.
We currently operate, and historically have operated, our drilling units in a number of countries throughout the world, including some with developing economies. Also, our business interaction with national oil companies as well as state or government-owned shipbuilding enterprises and financing agencies puts us in contact with persons who may be considered to be "foreign officials" under the U.S. Foreign Corrupt Practices Act of 1977 (the "FCPA") and the Bribery Act 2010 of the United Kingdom (the "UK Bribery Act"). We are subject to the risk that we or our affiliated companies or our or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws, including the FCPA and the U.K. Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
In order to effectively compete in some foreign jurisdictions, we utilize local agents and/or establish entities with local operators or strategic partners. For example, in Nigeria, Nigerian investors had invested in a subsidiary of Seadrill Operating LP that is fully controlled and approximately 56% owned by Seadrill Operating LP, and resulted in a Nigerian joint venture partner owning an effective 1% interest in the West Capella. Seadrill owns the remaining ownership interest in the joint venture. All of these activities may involve interaction by our agents with government officials. Even though some of our agents and partners may not themselves be subject to the FCPA, the U.K. Bribery Act or other anti-bribery laws to which we may be subject, if our agents or partners make improper payments to government officials or other persons in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violations of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business and results of operation.
If our drilling units are located in countries that are subject to economic sanctions or other operating restrictions imposed by the United States or other governments, our reputation and the market for our debt and common units could be adversely affected.
Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions in particular are targeted against countries (such as Iran, Russia, the Crimea region of the Ukraine and Sudan, among others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities.
Regarding Iran, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies such as ours, and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. On August 10, 2012, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which places further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. Perhaps the most significant provision in the Iran Threat Reduction Act is that prohibitions in the existing Iran sanctions applicable to U.S. persons were applied to any foreign entity owned or controlled by a U.S. person. These new sanctions were codified within the Iranian Transactions Regulations, now the Iranian Transactions and Sanctions Regulations, on or about December 26, 2012. The other major provision in the Iran Threat Reduction Act is that issuers of securities must disclose to the Commission in their annual and quarterly reports filed after February 6, 2013 if the issuer or "any affiliate" has "knowingly" engaged in certain sanctioned activities involving Iran during the time frame covered by the report. The disclosure must describe the nature and extent of the activity in detail and the Commission will publish the disclosure on its website. The President of the United States must then initiate an investigation and determine whether sanctions on the issuer or its affiliate will be imposed. Such negative publicity and the possibility that sanctions could be imposed would present a risk for any issuer that is knowingly engaged in sanctioned conduct or that has an affiliate that is knowingly engaged in such conduct. At this time, we are not aware of any violation, conducted by us or by any affiliate, which is likely to trigger a Commission disclosure requirement.
Sanctions affecting non-U.S. companies like us were expanded yet again under the 2013 National Defense Authorization Act, with the passage of the Iran Freedom and Counter-Proliferation Act.
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action," or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is only used for peaceful purposes, the United States and the European Union would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the United States and the European Union indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals and automotive industries from January 20, 2014 to July 20, 2014.
The JPOA was subsequently extended twice. On July 14, 2015, the P5+1 and the E.U. announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran’s ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016 ("Implementation Day"), the United States joined the E.U. and the U.N. in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its respective obligations under the JCPOA.

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities. Sanctions relief will not impact the SEC reporting requirements discussed above and in the event of any breach by Iran of the JCPOA, sanctions may "snap back" into place.
In addition to the sanctions against Iran, subject to certain exceptions, U.S. law continues to restrict U.S. owned or controlled entities from doing business with Cuba and various U.S. sanctions have certain other extraterritorial effects that need to be considered by non-U.S. companies. Moreover, any U.S. persons who serve as officers, directors or employees of our subsidiaries would be fully subject to U.S. sanctions. It should also be noted that other governments are more frequently implementing sanctions regimes.
Furthermore, certain parties with whom we have entered into contracts may be the subject of sanctions imposed by the United States, the European Union or other international bodies as a result of the annexation of Crimea by Russia in March 2014 and the subsequent conflict in eastern Ukraine, or may be affiliated with persons or entities that are the subject of such sanctions. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.
We do not currently have any drilling contracts or plans to initiate any drilling contracts involving operations in countries or with government controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism.
From time to time, we may enter into drilling contracts with countries or government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism where entering into such contracts would not violate U.S. law, or may enter into drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S government and/or identified by the U.S. government as state sponsors of terrorism. However, this could negatively affect our ability to obtain investors. In some cases, U.S. investors would be prohibited from investing in an arrangement in which the proceeds could directly or indirectly be transferred to or may benefit a sanctioned entity. Moreover, even in cases where the investment would not violate U.S. law, potential investors could view such drilling contracts negatively, which could adversely affect our reputation and the market for our debt and common units. As stated above, we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Additionally, some investors may decide to divest their interest, or not to invest, in our common units simply because we may do business with companies that do business in sanctioned countries. Moreover, our drilling contracts may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us, or our drilling rigs, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
Continuing challenges in the world economy could have a material adverse effect on our revenue, profitability and financial position.
We depend on our customers’ willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and the demand for energy, including oil and gas. The world economy is currently facing a number of challenges. Concerns persist regarding the debt burden of certain eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and natural gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash available for distribution. In addition, turmoil and hostilities in Ukraine, Korea, the Middle East, North Africa and other geographic areas and countries are adding to the overall risk picture.
In addition, worldwide financial and economic conditions could cause our ability to access the capital markets to be severely restricted at a time when we would like, or need, to access such markets, which could impact our ability to react to changing economic and business conditions. Worldwide economic conditions have in the past impacted, and could in the future impact, the lenders participating in our credit facilities and our customers, causing them to fail to meet their obligations to us.
A portion of the credit under our credit facilities is provided by European banking institutions. If economic conditions in Europe preclude or limit financing from these banking institutions, we may not be able to obtain financing from other institutions on terms that are acceptable to us, or at all, even if conditions outside Europe remain favorable for lending.
In June 2016, the UK voted to exit from the E.U. (commonly referred to as "Brexit"). The impact of Brexit and the resulting UK/ EU relationship are uncertain for companies doing business both in the UK and the overall global economy.
An extended period of adverse development in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our financial condition, results of operations, cash flows and our ability to make distributions to our unitholders.

Our business is capital intensive and, to the extent we do not generate sufficient cash from operations, we may need to raise additional funds through public or private debt or equity offerings to fund our capital expenditures. Our ability to access the capital markets may be limited by our financial condition at the time, by changes in laws and regulations or interpretations thereof and by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control.
Any reductions in drilling activity by our customers may not be uniform across different geographic regions. Locations where costs of drilling and production are relatively higher, such as Arctic or deepwater locations, may be subject to greater reductions in activity. Such reductions in high cost regions may lead to the relocation of drilling units, concentrating drilling units in regions with relatively fewer reductions in activity leading to greater competition.
If our lenders are not confident that we are able to employ our assets, we may be unable to secure additional financing on terms acceptable to us or at all for the remaining installment payments we are obligated to make before the delivery of our remaining newbuildings and our other capital requirements, including principal repayments.
Failure to obtain or retain highly skilled personnel, and to ensure they have the correct visas and permits to work in the locations in which they are required, could adversely affect our operations.
We require highly skilled personnel in the right locations to operate and provide technical services and support for our business.
Competition for skilled and other labor required for our drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased, and this may continue to rise. Notwithstanding the general downturn in the drilling industry, in some regions, such as Western Africa, the limited availability of qualified personnel in combination with local regulations focusing on crew composition, are expected to further increase the demand for qualified offshore drilling crews, which may increase our costs. These factors could further create and intensify upward pressure on wages and make it more difficult for us to staff and service our rigs. Such developments could adversely affect our financial results and cash flow. Furthermore, as a result of any increased competition for qualified personnel, we may experience a reduction in the experience level of our personnel, which could lead to higher downtime and more operating incidents.
Our ability to operate worldwide depends on our ability to obtain the necessary visas and work permits for our personnel to travel in and out of, and to work in, the jurisdictions in which we operate. Governmental actions in some of the jurisdictions in which we operate may make it difficult for us to move our personnel in and out of these jurisdictions by delaying or withholding the approval of these permits. If we are not able to obtain visas and work permits for the employees we need for operating our rigs on a timely basis, or for third-party technicians needed for maintenance or repairs, we might not be able to perform our obligations under our drilling contracts, which could allow our customers to cancel the contracts. Any such downtime or cancellation could adversely affect our financial condition, results of operations and ability to make distributions to our unitholders.
Labor costs and operating restrictions that apply could increase following collective bargaining negotiations and changes in labor laws and regulations.
Some of our employees are represented by collective bargaining agreements. The majority of these employees work in Nigeria and Angola. As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement funds and pension plans and is restricted in its ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance.
Interest rate fluctuations could affect our earnings and cash flow.
In order to finance our growth, we have incurred significant amounts of debt. The majority of our debt arrangements have floating interest rates. As such, significant movements in interest rates could have an adverse effect on our earnings and cash flow. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. The principal amount covered by interest rate swaps is evaluated continuously and determined based on our debt level, our expectations regarding future interest rates and our overall financial risk exposure. Although we enter into various interest rate swap transactions to manage exposure to movements in interest rates, there can be no assurance that we will be able to continue to do so at a reasonable cost or at all.
If we are unable to effectively manage our interest rate exposure through interest rate swaps in the future, any increase in market interest rates would increase our interest rate exposure and debt service obligations, which would exacerbate the risks associated with our leveraged capital structure.
Fluctuations in exchange rates and the non-convertibility of currencies could result in losses to us.
As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to revenues being received and operating expenses paid in currencies other than U.S. dollars. Accordingly, we may experience currency exchange losses if we have not fully hedged our exposure to a foreign currency, or if revenues are received in currencies that are not readily convertible. We may also be unable to collect revenues because of a shortage of convertible currency available in the country of operation, controls over currency exchange or controls over the repatriation of income or capital. We do not use foreign currency forward contracts or other derivative instruments related to foreign currency exchange risk.
We use the U.S. dollar as our functional currency because the majority of our revenues and expenses are denominated in U.S. dollars. Accordingly, our reporting currency is also U.S. dollars. We do, however, earn revenues and incur expenses in other currencies, and there is a risk that currency fluctuations could have an adverse effect on our statements of operations and cash flows.
Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets the future, which may have an adverse impact on our business and operations as a result of changes in currency, exchange rates, tariffs, treaties and other regulatory matters.

A change in tax laws in any country in which we operate could result in higher tax expense.
We conduct our operations through various subsidiaries in countries throughout the world. Tax laws, regulations and treaties are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, regulations and treaties in and between the countries in which we operate, including treaties between the United States and other nations. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, regulations or treaties, including those in and involving the United States, or in the interpretation thereof, or in the valuation of our deferred tax assets, which is beyond our control, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings. For example, Nigeria announced in 2015 that the tax regime was to change from a deemed profit percentage of revenue to an actual profit regime, the calculation of which is broadly based on 30% of income before tax. Other such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level, such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-operation and Development. In addition, the United States could adopt a destination-based business cash flow tax under which expenditures on imported products, services and intangibles would not be deductible for tax purposes. This proposal, included in a Blueprint for a pro-growth tax plan released by House Republicans in June 2016, is currently under active consideration in Congress, although no specific legislation has been introduced at this time.  Enactment of this, or any comparable proposal, could lead to a material increase in the amount of our U.S. federal income tax liability if it eliminates deductions for certain payments our U.S. operating companies make to non-U.S. rig owners.
A loss of a major tax dispute or a successful tax challenge to our tax positions, including our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.
Our income tax returns are subject to review and examination. We do not recognize the benefit of income tax positions that we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges any of our tax positions, including our operational structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.
Climate change and the regulation of greenhouse gases could have a negative impact on our business.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris did not result in an agreement that directly limits greenhouse gas emissions from ships. As of January 1, 2013, all ships (including rigs and drillships) must comply with mandatory requirements adopted by the IMO’s Maritime Environment Protection Committee (the "MEPC") in July 2011, relating to greenhouse gas emissions. The European Union has indicated that it intends to propose an expansion of the existing EU Emissions Trading Scheme to include emissions of greenhouse gases from marine vessels.
Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our assets, and might also require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries in which we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, which restricts emissions of greenhouse gases, could require us to make significant financial expenditures which we cannot predict with certainty at this time.
Additionally, adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for the use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business, including capital expenditures to upgrade our drilling rigs, which we cannot predict with certainty at this time.
Acts of terrorism, piracy, cyber-attack, political and social unrest could affect the markets for drilling services, which may have a material adverse effect on our results of operations.
Acts of terrorism, piracy, and political and social unrest, brought about by world political events or otherwise, have caused instability in the world’s financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. Our drilling operations could also be targeted by acts of sabotage carried out by environmental activist groups.
We rely on information technology systems and networks in our operations and administration of our business. Our drilling operations or other business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to an unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.
In addition, acts of terrorism and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services and result in lower dayrates. Insurance premiums could also increase and coverage may be unavailable in the future. Increased insurance costs or increased costs of compliance with applicable regulations may have a material adverse effect on our results of operations.

We may be subject to litigation, arbitration and other proceedings that could have an adverse effect on us.
We are currently involved in various litigation matters, and we anticipate that we will be involved in litigation matters from time to time in the future. For example, we are currently involved in litigation regarding the West Leo in which the customer is withholding payment for our services. This has adversely affected and may continue to adversely affect our revenues. Also, the operating hazards inherent in our business expose us to litigation, including personal injury litigation, environmental litigation, contractual litigation with customers, intellectual property litigation, tax or securities litigation and maritime lawsuits, including the possible arrest of our drilling units. We may be subject to significant legal costs in defending any legal actions, which we may or may not be able to recoup depending on the results of such claim. We cannot predict with certainty the outcome or effect of any claim or other litigation matter, or a combination of these. If we are involved in any future litigation, or if our positions concerning current disputes are found to be incorrect, there may be an adverse effect on our business, financial position, results of operations and available cash, because of potential negative outcomes, the costs associated with asserting our claims or defending such lawsuits, and the diversion of management’s attention to these matters.
For additional information regarding litigation matters that we are currently involved in, please see "Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings".
We cannot guarantee that the use of our drilling units will not infringe the intellectual property rights of others.
The majority of the intellectual property rights relating to our drilling units and related equipment are owned by our suppliers. In the event that one of our suppliers becomes involved in a dispute over an infringement of intellectual property rights relating to equipment owned by us, we may lose access to repair services or replacement parts, or could be required to cease using some equipment. In addition, our competitors may assert claims for infringement of intellectual property rights related to certain equipment on our drilling units and we may be required to stop using such equipment and/or pay damages and royalties for the use of such equipment. The consequences of these technology disputes involving our suppliers or competitors could adversely affect our financial results and operations. We have indemnity provisions in some of our supply contracts to give us some protection from the supplier against intellectual property lawsuits. However, we cannot make any assurances that these suppliers will have sufficient financial standing to honor their indemnity obligations, or guarantee that the indemnities will fully protect us from the adverse consequences of such technology disputes. We also have provisions in some of our client contracts to require the client to share some of these risks on a limited basis, but we cannot provide assurance that these provisions will fully protect us from the adverse consequences of such technology disputes. For information on certain intellectual property litigation that we are currently involved in, please see “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings".
We may face risks relating to our ineffective internal control over financial reporting
In the course of preparing the Consolidated Financial Statements for the year ended December 31, 2016 and in performing our related controls over financial reporting, we determined that the design of the internal control over accounting for interest rate swaps was deficient. Accordingly, we have determined that this control deficiency constituted a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A more complete description of the recently identified errors and the resulting material weakness is included in Item 15 "Controls and Procedures".
While we are taking specific steps to enhance our internal control environment and remediate this material weakness, the material weakness cannot be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that our internal controls are operating effectively. If we are unable to successfully remediate this material weakness in a timely manner, or if in the future we are unable to maintain effective internal controls over financial reporting and disclosure controls and procedures, investors may lose confidence in our reported financial information, which could lead to a decline in the price of our common units, limit our ability to access the capital markets in the future, and require us to incur additional costs to improve our internal control and disclosure control systems and procedures. Further, if lenders lose confidence in the reliability of our financial statements, it could have a material adverse effect on our ability to fund our operations.
The failure to consummate or integrate acquisitions in a timely and cost-effective manner could have an adverse effect on our financial condition and results of operations.
We believe that acquisition opportunities may arise from time to time, and any such acquisition could be significant. Under the Omnibus Agreement, subject to certain exceptions, Seadrill is obligated to offer to us any of its drilling units acquired or placed under drilling contracts of five or more years. Although we are not obligated to purchase any of these drilling units offered by Seadrill, any acquisition could involve the payment of a substantial amount of cash, the incurrence of a substantial amount of debt or the issuance of a substantial amount of equity. Certain acquisition and investment opportunities may not result in the consummation of a transaction. In addition, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of its common units. Our future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets, the risk of failing to successfully and timely integrate the operations or management of any acquired businesses or assets and the risk of diverting management’s attention from existing operations or other priorities. We may also be subject to additional costs related to compliance with various international laws in connection with such acquisition. If we fail to consummate and integrate its acquisitions in a timely and cost-effective manner, its financial condition, results of operations and cash available for distribution could be adversely affected.

Public health threats could have an adverse effect on our operations and financial results.
Public health threats, such as Ebola, influenza, SARS, the Zika virus, and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, could adversely impact our operations, and the operations of our customers. In addition, public health threats in any area, including areas where we do not operate, could disrupt international transportation. Our crews generally work on a rotation basis, with a substantial portion relying on international air transport for rotation. Any such disruptions could impact the cost of rotating our crews, and possibly impact our ability to maintain a full crew on all rigs at a given time. Any of these public health threats and related consequences could adversely affect our financial results.
Risks Relating to an Investment in our Units
The market price of our common units has fluctuated widely and may fluctuate widely in the future
The market price of our common units has fluctuated widely and may continue to do so as a result of many factors, such as actual or anticipated fluctuations in our operating results, changes in our distributions. changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Further, there may be no continuing active or liquid public market for our common units. If an active trading market for our common units does not continue, the price of our common units may be more volatile and it may be more difficult and time consuming to complete a transaction in the common units, which could have an adverse effect on the realized price of the common units. In addition, an adverse development in the market price for our common units could negatively affect our ability to issue new equity to fund our activities. For our common unit price history, refer Item 9A "Offer and Listing Details".
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
Our cash flow depends completely on OPCO’s distributions to us. The amount of cash OPCO distributes may fluctuate from quarter to quarter based on our operational and financial performance which is subject to the risk factors set out above, "Risks relating to our Company".
The actual amount of cash OPCO has available for distribution also depends on our cash flow which is subject to the risk factors set out above, "Risks Relating to our Company".
OPCO’s operating agreements provide that it will distribute its available cash to its owners on a quarterly basis. OPCO’s available cash includes cash on hand less any reserves that may be appropriate for operating its business. The amount of OPCO’s quarterly distributions, including the amount of cash reserves not distributed, is determined by our board of directors or the Board.
The amount of cash OPCO generates from operations may differ materially from its profit or loss for the period, which is affected by non-cash items. As a result of this and the other factors mentioned above, OPCO may make cash distributions during periods when it records losses and may not make cash distributions during periods when it records net income.
We may not pay distributions in the future including the minimum quarterly distribution on common units and subordinated units.
The source of our earnings and cash flow consists exclusively of cash distributions from OPCO. Therefore, the amount of cash distributions we are able to make to our unitholders fluctuates, based on the level of distributions made by OPCO to its owners, including us, and the level of cash distributions made by OPCO's operating subsidiaries to OPCO. OPCO or any such operating subsidiaries may make quarterly distributions at levels that will not permit us to make distributions to our common unitholders at the minimum quarterly distribution level or to increase our quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our unitholders if OPCO increases or decreases distributions to us, the timing and amount of any such increased or decreased distributions will not necessarily be comparable to the timing and amount of the increase or decrease in distributions made by OPCO to us.
Our ability to distribute to unitholders any cash we may receive from OPCO or any future operating subsidiaries is or may be limited by a number of factors, including, among others:

•	interest expense and principal payments on any indebtedness we may incur;

•	restrictions on distributions contained in any of our current or future debt agreements;

•	fees and expenses of us, the Seadrill Member, its affiliates or third parties we are required to reimburse or pay; and

•	reserves the Board believes are prudent for us to maintain for the proper conduct of our business or to provide for future distributions.
Many of these factors will reduce the amount of cash we may otherwise have available for distribution. We may not be able to pay distributions, and any distributions we make may not be at or above the minimum quarterly distribution. For example, beginning in February 2016, we ceased paying distributions on the subordinated units and reduced our quarterly distribution to common units below the minimum quarterly distribution. The actual amount of cash that is available for distribution to our unitholders depends on several factors, many of which are beyond our control.
Our level of debt and restrictions in our debt agreements may prevent us from paying distributions.
The payment of principal and interest on our debt will reduce cash available for distribution to us and our unitholders. Our and OPCO’s financing agreements contain restrictions on our or OPCO's ability to pay distributions to our unitholders or to us, respectively, under certain circumstances.

In addition, our financing agreements contain provisions that, upon the occurrence of certain events, permit lenders to terminate their commitments and/or accelerate the outstanding loans and declare all amounts due and payable, which may prevent us from paying distributions to our unitholders.
Any adverse change in the level of risk to us of exogenous factors influencing its performance could prevent us from paying distributions including, but not limited to, economic conditions in both the industry and the world, legislation in different jurisdictions, interest rates and levels of taxation. Please see "Risks Relating to our Company".
Restrictions under Marshall Islands law may prevent us from paying distributions.
We or OPCO may be unable to pay distributions due to restrictions under Marshall Islands law. Under the Marshall Islands Limited Liability Company Act of 1996 (the "Marshall Islands Act"), we may not make a distribution to our unitholders if, after giving effect to the distribution, all our liabilities, other than liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to our specified property, exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of our property exceeds that liability. Identical restrictions exist on the payment of distributions by OPCO to its equityholders. Moreover, our subsidiaries that are not organized in the Marshall Islands and are subject to certain restrictions on payment of distributions pursuant to the law of their jurisdictions of organization.
Our common unitholders have limited voting rights compared to the Seadrill Member, who may favor its own interests to the detriment of the common unitholders.
As of April 20, 2017 Seadrill owned a 46.6% limited liability company interest in us, and owned and controlled the Seadrill Member. Certain of our officers and directors are directors and/or officers of Seadrill and its subsidiaries and, as such, they have fiduciary duties to Seadrill that may cause them to pursue business strategies that disproportionately benefit Seadrill or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Seadrill and its subsidiaries on the one hand, and us and our unitholders, on the other hand. Although a majority of the Board are elected by common unitholders, the Seadrill Member will likely have substantial influence on decisions made by the Board. Refer to Item 7 "Major Unitholders and Related Party Transactions-Related Party Transactions".
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

•
our operating agreement provides that the Seadrill Member may make determinations to take or decline to take actions without regard to the interests of us or our unitholders. Specifically, the Seadrill Member may exercise its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, consent or withhold consent to any merger or consolidation of us, appoint any directors or vote for the election of any director, vote or refrain from voting on amendments to our operating agreement that require a vote of the outstanding units, voluntarily withdraw from us, transfer (to the extent permitted under our operating agreement) or refrain from transferring its units, the Seadrill Member interest or incentive distribution rights or vote upon our dissolution;

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

•
our operating agreement does not restrict us from paying the Seadrill Member or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities;

•	the Seadrill Member may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and

•	the Seadrill Member is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.
The resolution of these conflicts may conflict with our interests and the interests of our unitholders.
Although we control OPCO, we owe duties to OPCO and its other owner, Seadrill, which may conflict with our interests and the interests of our unitholders.
Conflicts of interest may arise as a result of the relationships between us and our unitholders, on the one hand, and OPCO, and its other owner, Seadrill, on the other hand. Seadrill owns a 42% limited partner interest in Seadrill Operating LP, a 49% limited liability company interest in Seadrill Capricorn Holdings LLC and a 100% limited liability company interest in the Seadrill Member. Our directors have duties to manage OPCO in a manner beneficial to us. At the same time, our directors have a duty to manage OPCO in a manner beneficial to OPCO’s owners, including Seadrill. For example, conflicts of interest may arise in the following situations:

•	the allocation of shared overhead expenses between us and OPCO;

•	the interpretation and enforcement of contractual obligations between us and our affiliates, on the one hand, and OPCO or its subsidiaries, on the other hand;

•	the determination and timing of the amount of cash to be distributed to OPCO’s owners and the amount of cash to be reserved for the future conduct of OPCO’s business;

•	the decision as to whether OPCO should make asset or business acquisitions or dispositions, and on what terms;

•	the determination of the amount and timing of OPCO’s capital expenditures;

•
the determination of whether OPCO should use cash on hand, borrow or issue equity to raise cash to finance maintenance or expansion capital projects, repay indebtedness, meet working capital needs or otherwise; and

•	any decision we make to engage in business activities independent of, or in competition with, OPCO.
The resolution of these conflicts may conflict with our interests and the interests of our unitholders.
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

•
The unitholders are unable to remove the Seadrill Member without its consent because the Seadrill Member and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove the Seadrill Member. As of April 20, 2017, Seadrill owned 46.6% of the outstanding common and subordinated units.

•
If the Seadrill Member is removed without “cause” during the subordination period and units held by the Seadrill Member and Seadrill are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units, any existing arrearages on the common units will be extinguished, and the Seadrill Member will have the right to convert its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of the Seadrill Member under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we have met certain distribution and performance tests. Any conversion of the Seadrill Member interest or incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. “Cause” is narrowly defined to mean that with respect to a director or officer, a court of competent jurisdiction has entered a final, non-appealable judgment finding such director or officer liable for actual fraud or willful misconduct, and with respect to the Seadrill Member, the Seadrill Member is in breach of the operating agreement or a court of competent jurisdiction has entered a final, non-appealable judgment finding the Seadrill Member liable for actual fraud or willful misconduct against us or our members, in their capacity as such. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by the Seadrill Member, so the removal of the Seadrill Member because of the unitholders’ dissatisfaction with the Seadrill Member’s decisions in this regard would most likely result in the termination of the subordination period.

•	Common unitholders are entitled to elect up to four of the members of the Board. The Seadrill Member in its sole discretion appoints the remaining three directors.

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

•
Unitholders’ voting rights are further restricted by the operating agreement provision providing that if any person or group owns beneficially more than 5% of any class of units then outstanding, any such units owned by that person or group in excess of 5% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to the Board), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 5% will effectively be redistributed pro rata among the other common unitholders holding less than 5% of the voting power of all classes of units entitled to vote. The Seadrill Member, its affiliates and persons who acquired common units with the prior approval of the Board are not subject to this 5% limitation except with respect to voting their common units in the election of the elected directors.

•	There are no restrictions in our operating agreement on our ability to issue additional equity securities.
The effect of these provisions may be to diminish the price at which the common units trade.

In establishing cash reserves, the Board may reduce the amount of cash available for distribution to the unitholders.
OPCO’s operating agreements provide that the Board approves the amount of reserves from the OPCO’s cash flow that will be retained by OPCO to fund its future operating and capital expenditures. Our operating agreement requires the Board to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating and capital expenditures. These reserves also affect the amount of cash available for distribution by OPCO to us, and by us to unitholders. In addition, the Board may establish reserves for distributions on the subordinated units, but only if those reserves do not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. Our operating agreement requires the Board each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by the Board at least once a year, provided that any change must be approved by the conflicts committee of the Board.
Unitholders have limited voting rights, and our operating agreement restricts the voting rights of the unitholders owning more than 5% of our common units.
Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We hold a meeting of the members every year to elect one or more members of the Board and to vote on any other matters that are properly brought before the meeting. Common unitholders are entitled to elect only four of the seven members of the Board. The elected directors are elected on a staggered basis and serve for three year terms. The Seadrill Member in its sole discretion appoints the remaining three directors and sets the terms for which those directors will serve. The operating agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect the Seadrill Member, and the Seadrill Member may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common and subordinated units, including any units owned by the Seadrill Member and its affiliates, voting together as a single class.
Our operating agreement further restricts unitholders’ voting rights by providing that if any person or group owns beneficially more than 5% of any class of units then outstanding, any such units owned by that person or group in excess of 5% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to the Board), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 5% will effectively be redistributed pro rata among the other common unitholders holding less than 5% of the voting power of all classes of units entitled to vote. The Seadrill Member, its affiliates and persons who acquired common units with the prior approval of the Board are not be subject to this 5% limitation except with respect to voting their common units in the election of the elected directors.
Our operating agreement may limit the duties of the Seadrill Member and our directors and officers to our unitholders and restricts the remedies available to our unitholders for actions taken by the Seadrill Member or our directors and officers.
Our operating agreement provides that the Board has the authority to oversee and direct our operations, management and policies on an exclusive basis. The Marshall Islands Act states that a member's or manager’s "duties and liabilities may be expanded or restricted by provisions in a limited liability company agreement." As permitted by the Marshall Islands Act, our operating agreement contains provisions that reduce the standards to which the Seadrill Member and our directors and officers may otherwise be held by Marshall Islands law. For example, our operating agreement:

•
provides that the Seadrill Member may make determinations or take or decline to take actions without regard to the interests of us or our unitholders. The Seadrill Member may consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by the Seadrill Member are made by its sole owner, Seadrill. Specifically, the Seadrill Member may decide to exercise its right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, call right, pre-emptive rights or registration rights, consent or withhold consent to any merger or consolidation, appoint any directors or vote for the election of any director, vote or refrain from voting on amendments to our operating agreement that require a vote of the outstanding units, voluntarily withdraw from us, transfer (to the extent permitted under our operating agreement) or refrain from transferring its units, the Seadrill Member interest or incentive distribution rights or vote upon our dissolution;

•	provides that the Board and officers are entitled to make other decisions in "good faith," meaning they believe that the decision is in our best interests;

•
generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the Board and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be "fair and reasonable" to us and that, in determining whether a transaction or resolution is "fair and reasonable," the Board may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•
provides that neither the Seadrill Member nor our officers or directors will be liable for monetary damages to us, our members or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the Seadrill Member, our directors or officers or those other persons engaged in actual fraud or willful misconduct.

The standard of care applicable to an officer or director of Seadrill when that individual is acting in such capacity is, in a number of circumstances, stricter than the standard of care the same individual may have when acting as our officer or director. The fact that our officers or directors may have a fiduciary duty to Seadrill does not, however, diminish the duty that such individual owes to us. Compliance by such officer or director with such individual’s duty to us should not result in a violation of such individual’s duties to Seadrill.
In order to become a member of us, a common unitholder is required to agree to be bound by the provisions in the operating agreement, including the provisions discussed above.
Seadrill’s ownership interest in us could decrease, or substantial future sales of our common units, could lead to a reduction in the trading price of our common units.
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
We have granted registration rights to Seadrill and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file. As of April 20, 2017, Seadrill owned 26,275,750 common units and 16,543,350 subordinated units and all of the incentive distribution rights (through its ownership of the Seadrill Member). Following their registration and sale under an applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.
If we cease to control OPCO, we may be deemed to be an investment company under the Investment Company Act of 1940 which could force us to restructure and restrict our future activities.
If we cease to manage and control OPCO and are deemed to be an investment company under the Investment Company Act of 1940 because of our ownership of OPCO interests, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage, and require us to add additional independent directors.
The Seadrill Member may unilaterally issue additional common units to itself in connection with a resetting of the target distribution levels without the approval of our conflicts committee, the Board or our other unitholders which could result in lower distributions to our other unitholders.
The Seadrill Member, as the initial holder of all of the incentive distribution rights, may elect to cause us to issue additional common units to it in connection with a resetting of the target distribution levels related to the Seadrill Member’s incentive distribution rights without the approval of the conflicts committee of the Board or holders of our common units and subordinated units. This may result in lower distributions to holders of the common units in certain situations.
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
In connection with resetting these target distribution levels, the Seadrill Member will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to the Seadrill Member on the incentive distribution rights in the prior two quarters. We anticipate that the Seadrill Member would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that the Seadrill Member could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued the common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause the common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued additional common units to the Seadrill Member in connection with resetting the target distribution levels related to the Seadrill Member’s incentive distribution rights.
We may issue additional equity securities, including securities senior to the common units, without the approval of our unitholders, which could dilute the ownership interests of our existing unitholders.
We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. Our issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest will decrease;

•	the amount of cash available for distribution on each unit may decrease;

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
During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3875 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. For a description of the subordination period, refer Item 8A "Consolidated Statements and Other Financial Information-The Company's Cash Distribution Policy-Subordination Period".
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
As of April 20, 2017, Seadrill, which owns and controls the Seadrill Member, owned 34.9% of our common units. At the end of the subordination period, assuming no additional issuances of common units and the conversion of our subordinated units into common units, Seadrill would own 46.6% of our common units.
Unitholders may have liability to repay distributions.
Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Act, we may not make a distribution to our unitholders if at the time of the distribution, after giving effect to the distribution, all our liabilities, other than liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to our specified property, exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability. The Marshall Islands Act provides that for a period of three years from the date of the impermissible distribution (or longer if an action to recover the distribution is commenced during such period), members who received the distribution and who knew at the time of the distribution that it violated the Marshall Islands Act will be liable to the limited liability company for the distribution amount. Assignees who become substituted members are liable for the obligations of the assignor to make contributions to us that are known to the assignee at the time it became members and for unknown obligations if the liabilities could be determined from the operating agreement.
Because we are a foreign limited liability company, you may not have the same rights that a unitholder in a U.S. limited liability company may have.
We are organized under the laws of Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors or officers.
The provisions of the Marshall Islands Act resemble provisions of the limited liability company laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that for non-resident limited liability companies it is to be applied and construed to make the laws of the Marshall Islands, with respect to the subject matter of the Marshall Islands Act, uniform with the laws of the State of Delaware and, so long as it does not conflict with the Marshall Islands Act or decisions of the High or Supreme Courts of the Marshall Islands the non-statutory law (or case law) of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited liability company statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the duties of the Seadrill Member and our directors and officers under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by the Seadrill Member and our officers and directors than would unitholders of a similarly organized limited liability company in the United States.

If the average closing price of our common units declines to less than $1.00 over 30 consecutive trading days, our common units could be delisted from the NYSE or trading could be suspended.
Our common units are currently listed on the NYSE. In order for our common units to continue to be listed on the NYSE, we are required to comply with various listing standards, including the maintenance of a minimum average closing price of at least $1.00 per unit during a consecutive 30 trading-day period. A renewed or continued decline in the closing price of our common units on the NYSE could result in a breach of these requirements. Although we would have an opportunity to take action to cure such a breach, if we did not succeed, the NYSE could commence suspension or delisting procedures in respect of our common units. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common units, we would expect decreases in institutional and other investor demand, analyst coverage, market making-activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such common units. A suspension or delisting would likely decrease the attractiveness of our common units to investors and cause the trading volume of our common units to decline, which could result in a further decline in the market price of our common units.
The delisting of our common units from the NYSE could lead to a material increase in the amount of our U.S. federal income tax liability.
Our common units are currently listed on the NYSE. In order for our common units to continue to be listed on the NYSE, we are required to comply with various listing standards, including the maintenance of a minimum average closing price of at least $1.00 per unit during a consecutive 30 trading-day period. A renewed or continued decline in the closing price of our common units on the NYSE could result in a breach of these requirements. Although we would have an opportunity to take action to cure such a breach, if we did not succeed, the NYSE could commence suspension or delisting procedures in respect of our common units. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. Under certain circumstances, a delisting could result in a material increase in the amount of our U.S. federal income tax liability, which would adversely affect our financial position, results of operations and cash flows.
U.S. tax authorities may treat us as a "passive foreign investment company" for U.S. federal income tax purposes, which may have adverse tax consequences for U.S. unitholders.
A foreign corporation will be treated as a "passive foreign investment company" ("PFIC"), for U.S. federal income tax purposes if for any taxable year either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income". U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their units in the PFIC.
Based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we believe that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. Our position is based on valuations and projections regarding our assets and income. While we believe these valuations and projections to be accurate, such valuations and projections may not continue to be accurate. Moreover, as we have not sought a ruling from the U.S. Internal Revenue Service (the "IRS"), on this matter, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, the nature of our operations may change in the future, and if so, we may not be able to avoid PFIC status in the future.
If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for any subsequent taxable year), our U.S. unitholders may face adverse U.S. federal income tax consequences.  Under the PFIC rules, unless those unitholders make an election available under the U.S. Internal Revenue Code of 1986, as amended (the "Code") (which election could itself have adverse consequences for such unitholders, as discussed below under Item 10E "Taxation"), such unitholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the common units, as if the excess distribution or gain had been recognized ratably over the unitholder’s holding period of the common units. In the event that our unitholders face adverse U.S. federal income tax consequences as a result of investing in common units, this could adversely affect our ability to raise additional capital through the equity markets. See Item 10E "Taxation" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.
Investors are encouraged to consult their own tax advisers concerning the overall tax consequences of the ownership of the common units arising in an investor’s particular situation under U.S. federal, state, local or foreign law.

Item 4.         Information on the Company

A.     History and Development of the Company
Overview
Seadrill Partners, LLC was formed in the Marshall Islands on June 28, 2012 as limited liability company and a wholly owned subsidiary of Seadrill, to own, operate and acquire offshore drilling units. The Company completed its IPO and listed its common units on the New York Stock Exchange in October 2012 under the ticker symbol "SDLP". The company's principal executive headquarters are maintained at 2nd Floor,

Building 11, Chiswick Businesses Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom. The Company's telephone number at that address is +44 20 8811 4700. The Company's agent for service of process in the United States is Watson Farley & Williams LLP and its address is 250 West 55th Street New York, New York 10019.
In connection with the IPO, the Company acquired (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through the Company's 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. Immediately following the IPO, Seadrill Operating LP owned (i) a 100% interest in the entities that own the West Aquarius and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. In addition, immediately following the Company's IPO, Seadrill Capricorn Holdings LLC owned 100% of the entities that own and operate the West Capricorn. Subsequent to the IPO (i) the Company’s wholly-owned subsidiary, Seadrill Partners Operating LLC, acquired from Seadrill the entities that own the T-15 and T-16, (ii) Seadrill Capricorn Holdings LLC acquired from Seadrill the entities that own the West Auriga and West Vela, (iii) Seadrill Operating LP acquired from Seadrill the entity that owns the West Polaris and (iv) the Company acquired from Seadrill an additional 28% limited partner interest in Seadrill Operating LP.
Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC are collectively referred to as "OPCO".
As of January 2, 2014, the date of the Company’s first annual general meeting, Seadrill ceased to control the Company in accordance with GAAP and, therefore, the Company and Seadrill are no longer deemed to be entities under common control.
Seadrill owns the remaining interests in OPCO. As of April 20, 2017, Seadrill owned 34.9% of our common units and all of our subordinated units as well as Seadrill Member LLC, which owns the Seadrill Member interest, a non-economic interest in the Company, and all of our incentive distribution rights.
Management of the Company
Overall responsibility for the management of the Company and its subsidiaries rests with the Board. The Company currently does not employ any of the Company’s executive officers and relies solely on Seadrill Management Ltd., a subsidiary of Seadrill, to provide the Company with personnel who perform executive officer services for the Company’s benefit pursuant to a management and administrative services agreement. These officers are responsible for the Company’s day-to-day management subject to the direction of the Board. Seadrill Management also provides certain advisory, technical management services to the Company’s fleet and administrative services to the Company pursuant to the management and administrative services agreement.
Significant developments for the period from January 1, 2014 through December 31, 2016
Acquisitions
On March 24, 2014, Seadrill Capricorn Holdings LLC completed the acquisition from Seadrill all of the ownership interests in each of Seadrill Auriga Hungary Kft., a Hungarian company which owns the drillship, the West Auriga, and Seadrill Gulf Operations Auriga LLC, a Delaware limited liability company which operates the West Auriga. The Auriga Acquisition was accomplished through a series of purchases and contributions. As a result of these transactions, the Company acquired a 51% indirect interest in the ownership and operations of the West Auriga. The implied purchase price of the Auriga Acquisition was $1.24 billion. The Company's portion of the purchase price for the Auriga Acquisition, after debt financing at the OPCO level, was $355.4 million. In addition, Seadrill Capricorn Holdings LLC financed $100.0 million of the purchase price by issuing a zero coupon limited recourse discount note to Seadrill that was repaid in June 2014. At the time of the acquisition, Seadrill Auriga Hungary Kft. was a borrower under the $1.45 billion credit facility used to finance the West Auriga. As of the closing date of the Auriga Acquisition, Seadrill Auriga Hungary Kft owed $443.1 million in principal under this facility. The liabilities relating to the West Auriga under the facility were subsequently extinguished when the facility was repaid in June 2014.
On July 21, 2014, the Company purchased a 28% limited partner interest in Seadrill Operating LP from Seadrill for cash consideration of $372.8 million.
On November 4, 2014, the Company’s 51% owned subsidiary, Seadrill Capricorn Holdings LLC, completed the purchase of 100% of the ownership interests in each of Seadrill Vela Hungary Kft, a Hungarian company which owns the drillship, the West Vela, and Seadrill Gulf Operations Vela LLC, a Delaware limited liability company which operates the West Vela, pursuant to a Contribution, Purchase and Sale Agreement, dated as of November 4, 2014, by and among Seadrill, the Company, Seadrill Capricorn Holdings LLC and Seadrill Americas Inc. The Vela Acquisition was accomplished through a series of purchases and contributions. As a result of these transactions, the Company acquired a 51% indirect interest in the ownership and operations of the West Vela. The initial purchase price was $900.0 million. Seadrill Vela Hungary Kft. is a borrower under the $1,450 million Senior Secured Credit Facility used to finance the West Vela, and under which its obligations are secured by the West Vela. As of the closing date of the Vela Acquisition, Seadrill Vela Hungary Kft owed $433.1 million in principal under the $1,450 million Senior Secured Credit Facility. Seadrill Vela Hungary Kft’s liability to repay debt under the $1,450 million Senior Secured Credit Facility that relates to another rig owned by Seadrill and financed under the $1,450 million Senior Secured Credit Facility remains. However, Seadrill has agreed to indemnify us, Seadrill Capricorn Holdings LLC and Seadrill Vela Hungary Kft. against any liability we may incur under the $1,450 million Senior Secured Credit Facility in respect of such debt.
As part of the acquisition agreement, Seadrill Capricorn Holdings LLC also has an obligation to pay $44,000 per day for the West Vela's current contract with BP which expires in November 2020. In addition, Seadrill Capricorn Holdings LLC will pay contingent consideration of up to $40,000 per day for the remainder of the BP contract, depending on the actual amount of contract revenue received from BP per day. The purchase price was subsequently adjusted by a working capital adjustment of $6.0 million.
On June 19, 2015, Seadrill Operating LP completed the purchase of 100% of the ownership interests in Seadrill Polaris, the entity that owns and operates the drillship, the West Polaris. The initial consideration for the Polaris Acquisition was comprised of $204.0 million of cash and $336.0 million of debt outstanding under the existing credit facility financing the West Polaris. In addition, Seadrill Operating LP issued a note (the

"Seller's Credit") of $50.0 million to Seadrill, payment of which is contingent on the future re-contracted dayrate for the West Polaris. The Seller's Credit is due in 2021 and bears an interest rate of 6.5% per annum. During the three-year period following the completion of the current drilling contract with ExxonMobil, the Seller's Credit may be reduced if the average contracted dayrate (net of commissions) for the period, adjusted for utilization, under any replacement contract is below $450,000 per day until the Seller's Credit's maturity in 2021. Should the average dayrate of the replacement contract be above $450,000 per day, the entire Seller's Credit must be paid to Seadrill upon maturity of the Seller's Credit in 2021. In addition, Seadrill Polaris may make further contingent payments to Seadrill based upon the West Polaris's operating dayrate. At the time of acquisition, the West Polaris was contracted with ExxonMobil on a dayrate of $653,000 per day until March 2018. Under the terms of the acquisition agreement, Seadrill Polaris has agreed to pay Seadrill (a) any dayrate it receives in excess of $450,000 per day, adjusted for daily utilization, through the remaining term, without extension, of the ExxonMobil contract (the “Initial Earn-Out”) and (b) after the expiration of the term of the existing contract until March 2025, 50% of any dayrate above $450,000 per day, adjusted for daily utilization, tax and agency commission (the “Subsequent Earn-Out”).
Refer to Note 3 "Business acquisitions" to the Consolidated Financial Statements included in this annual report for more information on each acquisition.
Offerings and Refinancings
On February 21, 2014, Seadrill Operating LP, Seadrill Capricorn Holdings LLC and the Company's new subsidiary, Seadrill Partners Finco LLC (the "Borrowers"), entered into Senior Secured Credit Facilities (the "Senior Secured Credit Facilities"). The Senior Secured Credit Facilities consist of (i) a $100.0 million revolving credit facility available for borrowing from time to time by any Borrower, and (ii) a $1.8 billion term loan which was borrowed by Seadrill Operating LP in full on February 21, 2014. The proceeds from the transaction were used to (a) refinance debt secured by the West Aquarius, West Capella, West Leo and West Sirius, (b) repay in part the Company's unsecured loans from Seadrill, (c) add cash to the balance sheet in support of general company purposes and (d) pay all fees and expenses associated therewith.
In order to fund the Company's portion of the cash purchase price of the West Auriga acquisition, on March 17, 2014, the Company issued an aggregate of 11,960,000 common units to the public and 1,633,987 common units to Seadrill at a price of $30.60 per unit.
On June 24, 2014, the Company issued 6,100,000 common units to the public and 3,183,700 common units to Seadrill at a price of $31.41 per unit.
On June 26, 2014, the Borrowers amended and restated their senior secured credit facilities (as amended and restated, the "Amended Senior Secured Credit Facilities") to provide for the borrowing by Seadrill Operating LP of $1.1 billion of additional term loans, in addition to the $1.8 billion term loan already outstanding under the Senior Secured Credit Facilities. Thus, following the amendment and restatement, the Amended Senior Secured Credit Facilities consisted of (i) a $100.0 million revolving credit facility (the “revolving facility”) available for borrowing from time to time by any Borrower, and (ii) a $2.9 billion term loan (the “term loan”). The proceeds from the additional $1.1 billion of term loans were used to (a) refinance debt secured by the West Auriga of $443.1 million and the West Capricorn of $426.3 million, (b) repay in part certain of our unsecured loans from Seadrill in the amount of $100.0 million, (c) add cash to the Company’s balance sheet for general company purposes, (d) pay all fees and expenses associated with the Amended Senior Secured Credit Facilities and (e) partially fund the acquisition of an 28% additional interest in Seadrill Operating LP.
On September 23, 2014, the Company issued 8,000,000 common units to the public at a price of $30.68 per unit.
The Company’s Drilling Contracts
In general, each of the Company’s contracted drilling units is contracted to an oil and gas company to provide offshore drilling services at an agreed dayrate and for a fixed time period. Dayrates can vary, depending on the type of drilling unit and its capabilities, operating expenses, taxes and other factors, including contract length, geographical location and prevailing economic conditions.
An important factor in understanding the Company's revenue is the economic utilization of the drilling unit. For a description of how the Company determines economic utilization, see Item 5 "Operating and Financial Review and Prospects-Important Financial and Operational Terms and Concepts—Economic Utilization".
In addition to contracted daily revenue, customers may pay mobilization and demobilization fees for drilling units before and after their drilling assignments, and may also reimburse costs incurred by the Company at their request for additional supplies, personnel and other services, not covered by the contractual dayrate. Customers may also pay termination fees.
On March 31, 2015, the Company received a notice of termination from BP for the contract for the West Sirius which became effective after having completed a well and demobilizing in early May 2015. Prior to the cancellation notice, the dayrate and term for the West Sirius and West Capricorn contracts were swapped. The West Sirius dayrate was decreased by $40,000 per day and the term was decreased by two years to expire in July 2017 while the dayrate for the West Capricorn was increased by $40,000 per day and the term was extended by two years to expire in July 2019. Amortized payments for the West Capricorn such as mobilization and upgrades will continue on the original schedule ending in July 2017.  In accordance with the cancellation provisions in the West Sirius contract, the Company will receive termination payments over the remaining contract term, now expiring in July 2017.
In February 2016, the West Capricorn was placed on standby rate at 98% of contracted dayrate as the current operator evaluated its development plans. In May 2016, the unit was placed on an extended standby rate of $315,600 per day for 30 days. In June 2016, an agreement was reached whereby the unit will remain on the extended standby rate. In April 2017, we received notification from BP for the unit to commence preparing for return to operations. The unit will return to normal contractual day rates on July 1, 2017.
On May 13, 2016, a notice of termination was received for the West Capella drilling contract. In accordance with the cancellation for convenience provisions in the contract, the Company received a termination fee of approximately $125.0 million paid in two equal installments, plus other direct costs incurred as a result of the early termination. In March 2017, Seadrill Partners secured a one-well contract in Cyprus with Total E&P Cyprus B.V. for the West Capella.
On October 3, 2016, the Company received notification of force majeure in respect of the West Leo which was operating for Tullow in Ghana. The Company filed a claim in the English High Court formally disputing the occurrence of force majeure and seeking declaratory relief from the High Court. Tullow subsequently terminated the drilling contract on December 1, 2016 for (a) 60-days claimed force majeure, or (b) in the alternative, frustration of contract, or (c) in the further alternative, for convenience. The Company does not accept that the contract has been terminated by the occurrence of force majeure under the terms of the drilling contract and/or that the contract has been discharged by frustration.  Accordingly, the Company’s claim in the English High Court was amended to reflect this. In the event of termination for convenience, the Company is entitled to an early termination fee of 60% of the remaining contract backlog, subject to an upward or downward adjustment depending on the work secured for the West Leo over the remainder of the contract term, plus other direct costs incurred as a result of the early termination. The total amount we are seeking to recover is $277 million plus interest.
In January 2017, the West Aquarius was awarded a firm two-well drilling contract plus a two-well option with Statoil Canada Ltd. in offshore eastern Canada. The contract is expected to commence in the second quarter of 2017 following the conclusion of the Unit’s current contract with Hibernia in early April 2017. In April 2017, the West Aquarius also secured a one-well contract with BP Canada Energy Group ULC in eastern Canada. The contract is expected to commence in the second quarter of 2018.
Capital Expenditures
We had total capital expenditures of approximately $61.1 million, $68.4 million and $70.7 million in the years ended 2016, 2015 and 2014 respectively. Our capital expenditures relate primarily to capital additions and equipment to our existing drilling units and payments for long term maintenance. We financed these capital expenditures through cash generated from operations, secured and unsecured debt arrangements and the sale of partial ownership interests in certain subsidiaries. Please see Item 4 "Information on the Company - Business Overview" for further information on the Company's fleet.

    B.     Business Overview
The Company
The Company is a limited liability company formed by Seadrill to own, operate and acquire offshore drilling units. The Company's fleet consists of drillships, semi-submersible rigs and tender rigs operating in benign and harsh environments. We contract our drilling units primarily on a dayrate basis to oil companies such as Chevron, BP and ExxonMobil.
Through a number of acquisitions, we have grown our fleet. As of April 20, 2017, we owned and operated a fleet of four semi-submersible drilling rigs, four drillships and three tender rigs. We have one of the youngest rig fleets in our industry with an average fleet age of approximately 5.7 years. The Company’s contracted drilling units are contracted to customers for an average remaining term of 1.6 years as of April 20, 2017.
Our Fleet
We believe that we have one of the most modern fleets in the offshore drilling industry. Details regarding the types of rigs we own and the contracts under which they operate are set forth below.
Semi-submersible drilling rigs
Semi-submersibles are self-propelled drilling rigs (which include cylindrical designed units) consisting of an upper working and living quarters deck connected to a lower hull consisting of columns and pontoons. Such rigs operate in a "semi-submerged" floating position, in which the lower hull is below the waterline and the upper deck protrudes above the surface. The rig is situated over a wellhead location and remains stable for drilling in the semi-submerged floating position, due in part to its wave transparency characteristics at the water line.
Semi-submersible rigs can be either moored or dynamically positioned. Moored semi-submersible rigs are positioned over the wellhead location with anchors and typically operate in water depths ranging up to 1,500 feet. Dynamically positioned semi-submersible rigs are positioned over the wellhead location by a computer-controlled thruster system and typically operate in water depths ranging from 1,000 to 12,000 feet. Depending on country of operation, semi-submersible rigs generally operate with crews of 65 to 100 people.
Drillships
Drillships are self-propelled ships equipped for drilling offshore in water depths ranging from 1000 to 12,000 feet, and are positioned over the well through a computer-controlled thruster system similar to that used on semi-submersible rigs. Drillships are suitable for drilling in remote locations because of their mobility and large load-carrying capacity. Depending on country of operation, drillships operate with crews of 65 to 100 people.

Tender rigs
Tender rigs are self-erecting rigs which conduct production drilling from fixed or floating platforms. During drilling operations, the tender rig is moored next to the platform. The modularized drilling package, stored on the deck during transit, is lifted prior to commencement of operations onto the platform by the rig's integral crane. To support the operations, the tender rig contains living quarters, helicopter deck, storage for drilling supplies, power machinery for running the drilling equipment and well completion equipment. There are two types of self-erecting tender rigs, barge type and semi-submersible (semi-tender) type. Tender barges and semi-tenders are equipped with similar equipment but the semi-tender's hull structure allows the unit to operate in rougher weather conditions. Self-erecting tender rigs allow for drilling operations to be performed from platforms without the need for permanently installed drilling packages. Self-erecting tender rigs generally operate with crews of 60 to 85 people.
The following table provides additional information about OPCO’s fleet as of April 20, 2017:

Rig	Seadrill Partners Ownership Interest	Year Built	Water Depth (feet)	Drilling Depth (feet)
Semi-submersible
West Sirius	51	2008	10,000	35,000
West Aquarius	58	2009	10,000	35,000
West Capricorn	51	2011	10,000	35,000
West Leo	58	2012	10,000	35,000

Drillship
West Capella (1)	33%	2008	10,000	35,000
West Polaris	58%	2008	10,000	35,000
West Auriga	51%	2013	12,000	40,000
West Vela	51%	2013	12,000	40,000

Tender Rig
West Vencedor	58%	2010	6,500	30,000
T-15	100%	2013	6,500	30,000
T-16	100%	2013	6,500	30,000
(1) The Company owns 58% of Seadrill Operating LP, which controls and owns 56% of the entity that owns the West Capella. Pursuant to Nigerian law, a Nigerian partner owned an effective 1% interest in the West Capella. Seadrill owns the remaining ownership interest in the entity that owns the West Capella. Effective December 5, 2016, the Nigerian partner sold its interest in the West Capella to Seadrill.
Our Competitive Strengths
We believe that our competitive strengths include:
Technologically advanced and young fleet
Our drilling units are among the most technologically advanced in the world. The majority of our rigs were built after 2008, and we have among the lowest average fleet age in the industry. Although current offshore drilling demand is weak, new and modern units that offer superior technical capabilities, operational flexibility and reliability are preferred by customers and winning the majority of available opportunities. We believe, based on our proven operational track record, that we will be better placed to secure new drilling contracts than some of our competitors with older, less advanced rig fleets.
Commitment to safety and the environment
We believe that the combination of quality drilling units and experienced and skilled employees allows us to provide our customers with safe and effective operations. Quality assets and operational expertise allow us to establish, develop and maintain a position as a preferred provider of offshore drilling services for our customers.
Relationship with Seadrill
We believe our relationship with Seadrill provides us with operational expertise, stronger relationships with customers and suppliers, and economies of scale from services provided centrally. We also have an omnibus agreement with Seadrill whereby we have the opportunity to acquire floaters with contracts that are five years or more in duration.

Business Strategy
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
Deliver steady, stable cash flows
We intend to continue to drive operational efficiencies in order to sustain our cost base while maintaining our excellent operating performance.
Longer term, the Company has the following objectives:
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
The Company can provide no assurance, however, that it will be able to implement its business objectives described above, particularly in the current challenging low oil price market environment.
Insulating the Company from Seadrill default risk
Seadrill is engaged in ongoing negotiations with its banks, potential new money investors at Seadrill, and the advisers to an ad hoc committee of Seadrill’s and one of its subsidiary’s bondholders regarding the terms of a comprehensive restructuring plan, which may include the infusion of new capital. Seadrill has announced that it expects that the implementation of a comprehensive restructuring plan will likely involve schemes of arrangement in the United Kingdom or Bermuda or proceedings under chapter 11 of title 11 of the United States Code.
Seadrill’s restructuring impacts Seadrill Partners because, among other things, both Seadrill Partners and Seadrill are obligors under three of Seadrill Partners' secured credit facilities, relating to the West Vela, West Polaris, T-15 and T-16. Seadrill’s restructuring could cause events of default under these facilities in certain circumstances.
We are working to insulate the Company from events of default that may occur on account of Seadrill's comprehensive restructuring efforts and to address near-term refinancing requirements. Specifically, we have proposed the following to the lenders under those three facilities:

•
Removal of Seadrill as a guarantor under each of the three facilities and separation of the facilities such that each facility is secured only by Seadrill Partners' assets without recourse to Seadrill or its assets; and

•	Extending the maturity of each of the three facilities by 2.5 years.
We are targeting execution of these amendments on a consensual basis prior to or concurrent with the comprehensive Seadrill restructuring. In the event a consensual agreement cannot be reached with our lenders, we are preparing various contingency plans that may be needed to preserve value for us and to continue our operations, including seeking waivers of cross default under our credit facilities with Seadrill and potential schemes of arrangement and chapter 11 proceedings.
Failure to successfully complete the proposed amendment transactions prior to or concurrent with the comprehensive Seadrill restructuring could result in events of default on our debt, require that we commence chapter 11 proceedings, and have a material adverse effect on us.
Market Overview
We provide operations in oil and gas exploration and development in regions throughout the world and our customers have included integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. Due to a significant decline in oil prices many of our customers are focused on conserving cash and have reduced capital expenditures for exploration and development projects. As a result, the offshore drilling market is encountering a significant reduction in demand.

The Global Fleet of Drilling Units
Seadrill Partners currently operates drillships, semi-submersible rigs and tender rigs. The existing worldwide fleet of these units as of April 20, 2017 totals 316 units including 119 drillships, 164 semi-submersible rigs, and 33 tender rigs. In addition, there are 32 drillships, 15 semi-submersible rigs and 8 tender rigs under construction. The water depth capacities for the various drilling rig types depend on rig specifications, capabilities and equipment outfitting. Semi-submersible rigs and drillships can work in water depths up to 12,000 feet and tender rigs work in water depths up to 410 feet for tender barges and up to 6,000 feet for semi-tenders. All offshore rigs are capable of working in benign environment but there are certain additional requirements for rigs to operate in harsh environments due to extreme marine and climatic conditions. The number of units outfitted for such operations are limited and the present number of rigs capable of operating in harsh environments total 153 units.
Semi-submersible rigs and drillships
The worldwide fleet of semi-submersible rigs and drillships currently totals 283 units. Of the total delivered fleet, 168 units are capable of operations in ultra-deepwater, 401 classed for deepwater operations up to 7500 feet and the remainder for operations 4500 feet and below. Overall, the average global fleet is 17 years old. The average age of ultra-deepwater units is 8 years, 27 years for units classed for deepwater operations and 30 years for units classed for operations below 4500 feet.
Included in the global floater fleet are units classed for operations in harsh environments. The global harsh environment floater fleet is comprised of 74 units and is 20 years old on average.
Oil companies continue to prefer newer and more capable equipment, demonstrated by the utilization rates of different asset classes. Ultra-deepwater units are currently experiencing 50% capacity utilization versus 48% for deepwater and 43% for mid water floaters. Utilization for harsh environment floaters is 53%. Older units are believed to be at a competitive disadvantage due to the customer preferences and the availability of more modern and efficient equipment.
Based on the level of current activity and the aging floater fleet, accelerated stacking and scrapping activity is expected to continue. A total of 74 floaters have been scrapped since the end of 2013, equivalent to 21% of the total fleet, and currently there are 27 cold stacked units that are 30 years old or older, which are prime scrapping candidates. In the next 18 months, 25 units that are 30 years old or older will be coming off contract with no follow on work identified which represents additional scrapping candidates. A key rational for scrapping is the 35 year classing expenditures that can cost upwards of $100 million. Many rig owners will choose to retire the unit rather than incur this cost without a visible recovery in demand on the horizon.
Currently the orderbook stands at approximately 47 units, comprised of 32 drillships and 15 semis. 20 are scheduled for delivery in 2017, 18 in 2018 and 9 in 2019 and beyond. Due to the subdued level of contracting activity, it is likely that a significant number of newbuild orders will be delayed or cancelled until an improved market justifies taking delivery.
Tender rigs
The worldwide fleet of tender rigs currently totals 33 units, of which 15 are contracted representing 45% capacity utilization. Overall, the global fleet is 13 years old on average. Currently the orderbook stands at approximately 8 units. 4 are scheduled for delivery in 2017, 3 in 2019, and 1 in 2020.
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
Customers
Offshore exploration and production is a capital intensive, high-risk industry. Operating and pursuing opportunities in deepwater basins significantly increases the amount of capital required to effectively conduct such operations. A significant number of operators in this segment of the offshore exploration and production industry are either national oil companies, major oil and gas companies or well-capitalized large independent oil and gas companies. In 2016, the Company’s largest customers were BP, ExxonMobil, Hibernia and Tullow. For the year ended December 31, 2016, BP accounted for 42.0%, ExxonMobil accounted for 22.0%, Hibernia accounted for 13.0% and Tullow accounted for 13.0% of the Company’s total revenues, respectively.
The following table represents the break-down of contract and reimbursable revenues by customer (excluding related party and other revenues) and geography for the years ended December 31, 2016, 2015 and 2014:

			2016		2015		2014
Customer	Country	Rig Name	($ in millions)%		($ in millions)%		($ in millions)%
ExxonMobil	Nigeria	West Capella	$85.6	6.2%	$236.7	14.3%	$228.5	17.0%
ExxonMobil (1)	Canada	West Aquarius	—	—%	144.6	8.7%	126.1	9.4%
Hibernia	Canada	West Aquarius	242.3	17.4%	46.3	2.8%	—	—%
ExxonMobil	Angola	West Polaris	175.8	12.7%	131.6	8.0%	—	—%
BP	USA	West Capricorn	156.7	11.3%	209.7	12.7%	176.3	13.1%
Chevron	Angola	West Vencedor	—	—%	47.8	2.9%	92.4	6.9%
Petronas	Myanmar	West Vencedor	—	—%	5.6	0.3%	—	—%
Petronas	Singapore	West Vencedor	29.8	2.1%	—	—%	—	—%
BP	USA	West Sirius	—	—%	57.2	3.5%	179.8	13.4%
Tullow	Ghana	West Leo	207.9	15.0%	234.7	14.2%	233.5	17.4%
Chevron	Thailand	T-15	43.3	3.1%	49.4	3.0%	54.4	4.1%
Chevron	Thailand	T-16	43.0	3.0%	50.4	3.0%	51.2	3.7%
BP	USA	West Auriga	205.4	14.8%	219.8	13.3%	167.5	12.5%
BP	USA	West Vela	199.4	14.4%	219.7	13.3%	32.9	2.5%
Total			$1,389.2	100%	$1,653.5	100%	$1,342.6	100%
(1) A separate contract entered into with Hibernia Management and Development Co. Ltd., with respect to the West Aquarius commenced on the completion of the contract with ExxonMobil in October 2015.
Contract Backlog
The Company’s contract backlog as of April 20, 2017 totals $2.2 billion. The backlog includes $297,000 per day to be received by the Company until July 2017 in accordance with the termination provisions of the West Sirius contract. The backlog figure does not include any termination payments in relation to the termination of the West Leo.
The Company’s contracted drilling units are contracted to customers for an average remaining term of 1.6 years as of April 20, 2017. The average remaining contract term is calculated as the total days remaining on the contract divided by the number of contracted rigs. Average remaining contract term also includes the total days remaining on the original contract for units that have been terminated early. Backlog is calculated as the full operating dayrate multiplied by the number of days remaining on the contract, assuming full utilization. Backlog excludes revenues for mobilization and demobilization, contract preparation, and customer reimbursables. Backlog also includes, in the case of contracts for which we have received a notice of termination, an amount equal to the termination fee per day multiplied by the number of days for which the termination fee is payable under the terms of the contract. The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the backlog amounts and periods shown in the table below due to various factors, including shipyard and maintenance projects, downtime and other factors. Downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable dayrates than the full contractual operating dayrate.
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
The Company's contract backlog as of April 20, 2017 is as follows:

Rig	Contracted Location	Customer	Contractual Dayrate (US $)	Contract Backlog(1) (US $ millions)	Contract Commencement	Contract Termination Date
Semi-submersible
West Sirius (2)	USA	BP	$297,000	$27.9	May 2015	Jul 2017
West Aquarius (3)	Canada	Statoil Canada Ltd	$200,000	$14.0	May 2017	Jul 2017
	Canada	BP Canada Energy Group ULC	$260,000	$31.0	Apr 2018	Aug 2018
West Capricorn (4)	USA	BP	$316,000/$525,000	$403.2	Apr 2015	Jul 2019
West Leo (5)	Ghana	Tullow

Drillship
West Capella	Cyprus	Total E&P Cyprus B.V.	$180,000	$10.4	Jul 2017	Sept 2017
West Polaris	Angola	ExxonMobil	$450,000	$141.3	Mar 2013	Mar 2018
West Auriga	USA	BP	$562,000	$707.6	Oct 2013	Oct 2020
West Vela	USA	BP	$525,000	$683.6	Nov 2013	Nov 2020

Tender Rig
West Vencedor	Indonesia	ConocoPhillips	$115,000	$10.0	Mar 17	Jul 2017
T-15	Thailand	Chevron	$110,000	$88.1	Jul 2013	Jul 2019
T-16	Thailand	Chevron	$110,000	$91.5	Aug 2013	Aug 2019
(1) Expressed in millions. Based on executed drilling contracts.
(2) The West Sirius operated under a drilling contract with BP, which was terminated early in April 2015. The West Sirius is currently earning early termination fees until July 2017.
(3) The West Aquarius completed its contract with Exxon Mobil/Hibernia Management on April 19, 2017. The rig is expected to commence its contract with Statoil Canada Ltd during the second quarter.
(4) The West Capricorn has been on extended standby rate since May 2016. The operator has confirmed the rig will recommence operations under its drilling contract at full rate in the third quarter of 2017;
(5) Tullow terminated the drilling contract for the West Leo in December 2016. We have disputed the grounds for termination and have commenced litigation proceedings.
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
Furthermore, competition for offshore drilling units, particularly submersible semi-tenders and drillships, is generally on a global basis, as rigs are highly mobile. However, the cost associated with mobilizing rigs between regions is sometimes substantial, as entering a new region could necessitate modifications of the drilling unit and its equipment to specific regional requirements.
The Company believes that the market for drilling contracts will continue to be highly competitive for the foreseeable future. The Company believes that its fleet of recently constructed technologically advanced drilling units provides it with a competitive advantage over competitors with older fleets, as the Company’s drilling units are generally better suited to meet the requirements of customers for drilling in deepwater.

However, certain competitors may have greater financial resources than the Company does, which may enable them to better withstand periods of low utilization, and compete more effectively on the basis of price.
For further information on current market conditions and global offshore drilling fleet, please see "Market Overview" and Item 5 "Operating and Financial Review and Prospects-Trend Information".
Principal Suppliers
The Company sources the equipment used on its drilling units from well-established suppliers, including: Cameron International Corp. and National Oilwell Varco, Inc. ("NOV"), each of which supply blowout preventers, and, with respect to NOV, top drives (the device used to turn the drillstring, which is a combination of devices that turn the drill bit), drawworks (the hoisting mechanism on a drilling unit) and other significant drilling equipment; Kongsberg Gruppen, which supplies dynamic positioning systems; Aker-MH AS, which supplies drilling software as well as top drives and drawworks; Rolls Royce, which supplies thrusters; and Caterpillar Inc., which supplies cranes.
In addition, each of the Company’s customers are responsible for providing the fuel to be used by the drilling unit that it contracts from the Company, at such customer’s cost. The Company is not dependent on any one supplier.
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
The Company’s insurance claims are subject to a deductible, or non-recoverable, amount. The Company currently maintains a deductible per occurrence of up to $5 million related to physical damage to its rigs. However, a total loss of, or a constructive total loss of, a drilling unit is recoverable without being subject to a deductible. For general and marine third-party liabilities, the Company generally maintains a deductible of up to $500,000 per occurrence on personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units. Furthermore, the Company purchases insurance for certain drilling units to cover loss due to the drilling unit being wholly or partially deprived of income as a consequence of damage to the unit. The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies are limited to 290 days. If the repair period for any physical damage exceeds the number of days permitted under the Company’s loss of hire policy, the Company will be responsible for the costs in such period. The Company does not have loss of hire insurance on the Company's tender rigs with the exception of the semi-tender rig the West Vencedor while the rig is in operation.
The Company has elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire. We have renewed our policy to insure a limited part of this windstorm risk for a further period starting May 1, 2017 through April 30, 2018.

Environmental and Other Regulations in the Offshore Drilling Industry
The Company's operations are subject to numerous laws and regulations in the form of international treaties and maritime regimes, flag state requirements, national environmental laws and regulations, navigation and operating permits requirements, local content requirements, and other national, state and local laws and regulations in force in the jurisdictions in which the Company's drilling units operate or are registered, which can significantly affect the ownership and operation of the Company's drilling units. See Item 3 "Key Information-Risk Factors-Risks Relating to our Company-Governmental laws and regulations, including environmental laws and regulations, may add to the Company's costs or limit the Company's drilling activity.”
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

International Maritime Regimes
These requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships (“MARPOL”), the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”), the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (ratified in 2008), or the Bunker Convention, the International Convention for the Safety of Life at Sea of 1974 (“SOLAS”), the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, and the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). These various conventions regulate air emissions and other discharges to the environment from the Company's drilling units worldwide, and the Company may incur costs to comply with these regimes and continue to comply with these regimes as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases. See Item 3 "Key Information-Risk Factors-Risks Relating to Our Company-We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business".
Annex VI to MARPOL sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI applies to all ships and, among other things, imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with even more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and certification requirements. Moreover, recent amendments to Annex VI require the imposition of progressively stricter limitations on sulfur emissions from ships. These limitations require that fuels of vessels in covered Emission Control Areas (“ECAs”) contain no more than 1% sulfur, including the Baltic Sea, North Sea, North America and United States Sea ECAs. Consequently, the sulfur limit in marine fuel is capped at 1%, which will then decrease progressively until it reaches 0.5% by January 1, 2020 for non-ECA areas. For ECA areas, including the North Sea ECA, the cap has been 0.1% since January 1, 2015. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. All of our rigs are in compliance with these requirements.
The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention enters into force on September 8, 2017. Under its requirements, for units with ballast water capacity more than 5,000 cubic meters that were constructed in 2011 or before, only ballast water treatment will be accepted by the BWM Convention. Installation of ballast water treatment systems will be needed on our rigs following the convention’s entry into force.
Environmental Laws and Regulations
These laws and regulations include the U.S. Oil Pollution Act of 1990 (“OPA”), the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002 (the “MTSA"), European Union regulations including the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering the Company liable for environmental and natural resource damages without regard to negligence or fault on the Company's part. Implementation of new environmental laws or regulations that may apply to ultra deepwater drilling units may subject the Company to increased costs or limit the operational capabilities of the Company's drilling units and could materially and adversely affect the Company's operations and financial condition. See Item 3 “Key Information - Risk Factors - Risks Relating to Our Company-We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business".
Safety Requirements
The Company's operations are subject to special safety regulations relating to drilling and to the oil and gas industry in many of the countries where the Company operates. The United States undertook substantial revision of the safety regulations applicable to the Company's industry following the Deepwater Horizon Incident, in which the Company was not involved, that led to the Macondo well blow out situation, in 2010. Other countries are also undertaking a review of their safety regulations related to the Company's industry. These safety regulations may impact the Company's operations and financial results. For instance, in April 2016, BSEE published a final rule that among other things, set more stringent design requirements and operational procedures for critical well control equipment used in offshore oil and gas drilling. These new regulations grow out of the findings made in connection with the Deepwater Horizon incident and include a number of requirements that will add to the costs of exploring for, developing and producing of oil and gas in offshore settings. These new rules add new requirements and amend existing ones to, among other things, set new baseline standards for the design, manufacture, inspection, repair and maintenance of blow-out preventers including their inspection and the use of double shear rams. These rules contain a number of other requirements including third-party verification and certifications, real-time monitoring of deepwater and certain other activities, and sets criteria for safe drilling margins. It is too soon to tell whether industry will challenge some or all of these requirements or what the outcome of any such challenge will be. These regulations are likely to increase the costs of our operations and may lead our customers to not pursue certain offshore opportunities because of the increased costs, delays and regulatory risks. In July 2016, BOEM issued a final Notice to Lessees and Operators substantially revising and making more stringent supplemental bonding procedures for the decommissioning of offshore wells, platforms, pipelines, and other facilities. In addition, in December 2015, BSEE announced that it is launching a pilot risk-based inspection program for offshore facilities. Such requirements may cause the Company to incur costs and may result in additional downtime for the Company's drilling units in the U.S. Gulf of Mexico. Also, if material spill events similar to the Deepwater Horizon incident were to occur in the future, the United States or other countries could elect to again issue directives to temporarily cease drilling activities and, in any event, may from time to time issue further safety and environmental laws and regulations regarding offshore oil and gas exploration and development. The EU has also recently undertaken a significant revision of its safety requirements for offshore oil and gas activity through the issuance of the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations.

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
Other Laws and Regulations
In addition to the requirements described above, the Company's international operations in the offshore drilling segment are subject to various other international conventions and laws and regulations in countries in which the Company operates, including laws and regulations relating to the importation of and operation of drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development. There is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material.

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
Marshall Islands
Because the Company and the Company's controlled affiliates do not carry on business or conduct transactions or operations in the Republic of the Marshall Islands, neither the Company nor the Company's controlled affiliates will be subject to income, capital gains, profits or other taxation under current Marshall Islands law, and the Company does not expect this to change in the future, other than taxes or fees due to (i) the continued existence of legal entities registered in the Republic of the Marshall Islands, (ii) the incorporation or dissolution of legal entities registered in the Republic of the Marshall Islands, (iii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iv) obtaining certificates of goodstanding from, or certified copies of documents filed with, the Marshall Islands registrar, or (v) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax. As a result, distributions OPCO receives from the Company's controlled affiliates, and distributions the Company receives from OPCO, are not expected to be subject to Marshall Islands taxation.
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
Taxation of rig owning entities
A number of our drilling rigs are owned in tax-free jurisdictions such as Bermuda or the Cayman Islands. There is no taxation of the rig owners’ income in these jurisdictions. The remaining drilling rigs are owned in jurisdictions with income taxation of the rig owners’ income, being Hungary and Luxembourg. There may also be income tax in certain other jurisdictions where rigs are owned by or allocated to local branches.
Please also see the section below entitled "Taxation in country of drilling operations".

Taxation in country of drilling operations
Income derived from drilling operations is generally taxed in the country where these operations take place. The taxation of income derived from drilling operations could be based on net income, deemed income, withholding taxes and or other bases, depending upon the applicable tax legislation in each country of operation. Some countries levy withholding taxes on bareboat charter payments (internal rig rent), branch profits, crew, dividends, interest and management fees.
Drilling operations can be carried out by locally incorporated companies, foreign branches of operating companies or foreign branches of the rig owning entities. We select the appropriate structure with due regard to the applicable legislation of each country where the drilling operation occur.
Taxation may also extend to the rig owning entity in some of the countries where the drilling operations are performed. Some countries have introduced new laws and rules since the commencement of certain drilling contracts, which may affect or have affected the position of the group, potentially leading to additional tax on rig owners. The group considers the applicability of these to individual companies and contracts based on the relevant facts and circumstances.
Net income
Net income corresponds to gross income derived from the drilling operations less tax-deductible costs (i.e. operating costs, crew, insurance, management fees and capital costs (internal bareboat fee; tax depreciation; interest costs) incurred in relation to those operations). In addition to net income tax, withholding tax on branch profits, dividends, internal bareboat fees, among other items, may also be levied.
Net income taxation for an international drilling contractor is complex, and pricing of internal transactions (e.g., rig sales; bareboat fees; services) will allocate overall taxable income between the relevant countries. We apply Organization for Economic Cooperation and Development, or "OECD", Transfer Pricing Guidelines as a basis to arrive at pricing for internal transactions. OECD Transfer Pricing Guidelines describe various methods to price internal services on terms believed by us to be no less favorable than are available from unaffiliated third parties. However, some tax authorities could disagree with our transfer pricing methods and disputes may arise in regards to correct pricing.
Deemed income
Deemed income tax is normally calculated based on gross turnover, which can include or exclude reimbursables and often reflects an assumed profit ratio, multiplied by the applicable corporate tax rate. Some countries will also levy withholding taxes on the distribution of dividend and/or branch profits at the deemed tax rate.
Withholding and other taxes
Some countries base their taxation solely on withholding tax on gross turnover. In addition, some countries levy stamp duties, training taxes or similar taxes on the gross turnover.
Customs duties
Customs duties are generally payable on the importation of drilling rigs, equipment and spare parts into the country of operation, although several countries provide exemption from such duties for the temporary importation of drilling rigs. Such exemption may also apply to the temporary importation of equipment.
Taxation of other income
Other income related to crewing, management fees and technical services will generally be taxed in the country where the service provider is resident, although withholding tax and/or income tax may also be imposed in the country where the drilling operations take place.
Dividends and other investment income will be taxable in accordance with the legislation of the country where the company holding the investment is resident. For companies resident in Bermuda, there is currently no tax on these types of income. Some countries levy withholding taxes on outbound dividends and interest payments.
Capital gains taxation
In respect of drilling rigs owned by companies in Bermuda, the Cayman Islands and Hungary, no capital gains tax is payable in these countries upon the sale or disposition of a rig. However, some countries may impose a capital gains tax or a claw-back of tax depreciation (on a full or partial basis) upon the sale of a rig during or attributable to such time as the rig is operating within such country, or within a certain time after completion of such drilling operations, or when the rig is exported after completion of such drilling operations.
Other taxes
Our operations may be subject to sales taxes, value added taxes, or other similar taxes in various countries.

C.     Organizational Structure
A simplified organizational structure as of April 20, 2017 is shown below.
A full list of the Company's significant operating and rig-owning subsidiaries is included in Exhibit 8.1.

D.     Property, Plant and Equipment
Other than the drilling units in the Company's current fleet, we do not have any material property. The units in the Company's fleet are set out in Item 4 "Information on the Company - Business Overview".

Item 4A.     Unresolved Staff Comments
Not applicable.

Item 5.         Operating and Financial Review and Prospects

Overview
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto included elsewhere in this annual report. You should also carefully read the following discussion with the sections of this annual report entitled "Cautionary Statement Regarding Forward-Looking Statements," Item 3 "Key Information— Selected Financial Data", Item 3 "Key Information— Risk Factors" and Item 4 "Information on the Company." Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The Company's Consolidated Financial Statements have been prepared in accordance with GAAP and are presented in U.S. Dollars. We refer you to the notes to our Consolidated Financial Statements for a discussion of the basis on which our Consolidated Financial Statements are prepared, and we draw your attention to the statement regarding going concern as described in Note 1 "General information".
The Company’s Drilling Contracts
In general, each of the Company’s contracted drilling units is contracted to an oil and gas company to provide offshore drilling services at an agreed dayrate and for a fixed time period. Dayrates can vary, depending on the type of drilling unit and its capabilities, operating expenses, taxes and other factors, including contract length, geographical location and prevailing economic conditions.
The Company does not provide "turnkey" or other risk-based drilling services to the customer. Under dayrate contracts, the drilling contractor provides a drilling unit and rig crews and charges the customer a fixed amount per day regardless of the number of days needed to drill the well. The customer bears substantially all of the ancillary costs of constructing the well and supporting drilling operations, as well as the economic risk relative to the success of the well. In addition, dayrate contracts usually provide for a lump sum amount or dayrate for mobilizing or demobilizing the rig before and after the end of its drilling assignment, which is usually lower than the contractual dayrate for uptime services, and a reduced dayrate when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other conditions beyond the contractor’s control. A dayrate drilling contract generally covers either the drilling of a single well or a number of wells or has a stated term regardless of the number of wells. These contracts may generally be terminated by the customer in the event the drilling unit is destroyed or lost or if drilling operations are suspended for an extended period of time as a result of a breakdown of equipment, "force majeure" events beyond the control of either party or upon the occurrence of other specified conditions. In some instances, the dayrate contract term may be extended by the customer exercising options for the drilling of additional wells or for an additional length of time at fixed or mutually agreed terms, including dayrates.
The Company’s existing drilling contracts generally contain, among other things, the following commercial terms: (i) contract duration extending over a specific period of time; (ii) term extension options in favor of its customer, generally upon advance notice to the Company, at mutually agreed, indexed or fixed rates; (iii) provisions permitting early termination of the contract if the drilling unit is lost or destroyed, if operations are suspended for an extended period of time due to breakdown of major rig equipment or "force majeure" events beyond the Company’s control and the control of the customer; (iv) provisions allowing early termination of the contract by the customer without cause with a specified early termination fee in the form of a reduced rate for a specified period of time; (v) payment of compensation to the Company (generally in U.S. Dollars although some contracts require a portion of the compensation to be paid in local currency) on a dayrate basis (lower rates or no compensation generally apply during periods of equipment breakdown and repair or in the event operations are suspended or interrupted by other specified conditions, some of which may be beyond the Company’s
An important factor in understanding the Company's revenue is the economic utilization of the drilling unit. For a description of how the Company determines economic utilization, see "Important Financial and Operational Terms and Concepts—Economic Utilization" below.
In addition to contracted daily revenue, customers may pay mobilization and demobilization fees for drilling units before and after their drilling assignments, and may also reimburse costs incurred by the Company at their request for additional supplies, personnel and other services, not covered by the contractual dayrate. Customers may also pay termination fees. Please read Item 4 "Information on the Company - Business Overview - Our Fleet" and "Customers" for more information on the terms of the Company’s drilling contracts.
The Company's fleet is summarized as follows:

•
the semi-submersible West Sirius, which was delivered from the shipyard in 2008 and operated under a drilling contract with BP, which was terminated early in April 2015. The West Sirius is currently earning early termination fees until July 2017;

•
the semi-submersible West Aquarius, which was delivered from the shipyard in 2009 operated under a drilling contract with Hibernia Management which completed on April 19, 2017. The rig is expected to commence a firm two-well contract with Statoil Canada Ltd during the second quarter which includes a two-well option. A one-well contract with BP Canada Energy Group ULC has been secured and is expected to commence in the second quarter of 2018;

•
the semi-submersible West Capricorn, which was delivered from the shipyard in 2011 and is currently operating under a drilling contract with BP that expires in July 2019. The unit has been on extended standby rate since May 2016. In April 2017, we received notification from BP for the unit to commence preparing for return to operations. The unit will return to normal contractual day rates on July 1, 2017;

•
the semi-submersible West Leo, which was delivered from the shipyard in 2012 and operated under a drilling contract with Tullow until its contract was terminated in December 2016. We have disputed the grounds for termination and commenced litigation proceedings;

•
the semi-tender rig West Vencedor, which was delivered from the shipyard in 2010 and operated under a drilling contract with Petronas which concluded in August 2016. The West Vencedor has since been awarded a three-well contract with multiple well-based options with Conoco Phillips in Indonesia and commenced operations in March 2017;

•	the tender rig T-15, which was delivered from the shipyard in 2013 and is currently operating under a drilling contract with Chevron that expires in July 2019;

•	the tender rig T-16, which was delivered from the shipyard in 2013 and is currently operating under a drilling contract with Chevron that expires in August 2019;

•
the drillship West Capella, which was delivered from the shipyard in 2008 and contracted with ExxonMobil until May 2016, when its drilling contract was terminated. Early termination fees aggregating approximately $125.0 million were paid in two equal installments. Other direct costs incurred as a result of the early termination are also recoverable. The rig is currently warm stacked and secured a new one-well contract in Cyprus with Total E&P Cyprus B.V. in March 2017 which is expected to commence in the second half of 2017;

•	the drillship West Polaris, which was delivered from the shipyard in 2008 and is currently operating under a drilling contract with ExxonMobil that expires in March 2018;

•	the drillship West Auriga, which was delivered from the shipyard in 2013 and is currently operating under a drilling contract with BP that expires in October 2020; and

•	the drillship West Vela, which was delivered from the shipyard in 2013 and is currently operating under a drilling contract with BP that expires in November 2020.
Factors Affecting the Company's Results of Operations
The Company believes the principal factors that will affect its future results of operations include:

•	the Company’s ability to successfully employ its drilling units at economically attractive dayrates as contracts expire or are otherwise terminated;

•	the ability to maintain good relationships with the Company’s existing customers and to increase the number of customer relationships;

•
the number and availability of the Company's drilling units, including the Company's ability to exercise any options to purchase additional drilling units that may arise under the Omnibus Agreement or otherwise;

•	changes in the Company's ownership of OPCO;

•	fluctuations in the price of oil and gas, which influence the demand for offshore drilling services;

•	the effective and efficient technical management of drilling units;

•	the Company’s ability to obtain and maintain major oil and gas company approvals and to satisfy their quality, technical, health, safety and compliance standards;

•	economic, regulatory, political and governmental conditions that affect the offshore drilling industry;

•	accidents, natural disasters, adverse weather, equipment failure or other events outside of its control that may result in downtime;

•	the financial condition of Seadrill and its restructuring;

•	the ability of the Company/OPCO and Seadrill to comply with financing agreements and the effect of the restrictive covenants in such agreements;

•	mark-to-market changes in interest rate swaps;

•	foreign currency exchange gains and losses;

•	the Company's access to capital required to acquire additional drilling units or equity interests in OPCO and/or to implement its business strategy;

•	increases in crewing and insurance costs and other operating costs;

•	the level of debt and the related interest expense and amortization of principal; and

•	the level of any distribution on the Company's common units.
Please read Item 3 "Key Information—Risk Factors" for a discussion of certain risks inherent in the Company's business.
Important Financial and Operational Terms and Concepts
The Company uses a variety of financial and operational terms and concepts when analyzing its performance. These include the following:
Contract Revenues. In general, each of the Company’s contracted drilling units is contracted for a fixed term to an oil and gas company to provide offshore drilling services at an agreed dayrate. A drilling unit may be "stacked" if it has no contract in place. Drilling units may be either warm stacked or cold stacked. When a rig is warm stacked, the rig is idle but can deploy quickly if an operator requires its services. Cold stacking a rig involves reducing the crew to either zero or just a few key individuals and storing the rig in a harbor, shipyard or designated area offshore.
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

The Company's contracts may generally be terminated by the customer in the event the drilling unit is destroyed or lost or if drilling operations are suspended for an extended period of time as a result of a breakdown of major rig equipment, "force majeure" or upon the occurrence of other contractually specified conditions.
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
In certain countries in which the Company operates, taxes such as sales, use, value-added, gross receipts and excise may be assessed by the local government on the Company's revenues. The Company generally records tax-assessed revenue transactions on a net basis in the consolidated statement of income.
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
Economic Utilization. Economic utilization is calculated as the total revenue, excluding bonuses, received divided by the full operating dayrate multiplied by the number of days on contract in the period. In arriving at economic utilization, the Company has taken into account certain contractual elements that generally exist in its drilling contracts. For example, drilling contracts generally provide for a repair allowance for preventive maintenance or repair of equipment, which could range between 18 to 48 hours per month. Such allowance varies from contract to contract, and the Company may be compensated at the full operating dayrate or at a reduced operating dayrate for such general repair allowance.
In addition, drilling contracts may provide for situations where the drilling unit would operate at reduced operating dayrates, such as, among others, a standby rate, where the rig is prevented from commencing operations for reasons such as bad weather, waiting for customer orders, waiting on other contractors; a moving rate, where the drilling unit is in transit between locations; a reduced performance rate in the event of major equipment failure; or a force majeure rate in the event of a force majeure that causes the suspension of operations. In addition, the drilling unit could operate at a zero rate in the event of a shutdown of operations for repairs where the general repair allowance has been exhausted or for any period of force majeure in excess of a specific number of days allowed under a drilling contract. Operating at these reduced rates may impact the economic utilization of the rig.
Reimbursable Revenues and Expenses. Reimbursable revenues are revenues that constitute reimbursements from the Company’s customers for reimbursable expenses. Reimbursable expenses are expenses the Company incurs on behalf, and at the request, of customers, and include provision of supplies, personnel and other services that are not covered under the drilling contract.
Operating Expenses
Our operating expenses consist primarily of vessel and rig operating expenses, amortization of favorable contracts, reimbursable expenses, depreciation and amortization and general and administrative expenses.

•
Vessel and rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where the Company operates the rigs and are expensed as incurred.

•
Amortization of favorable contracts relates to the unwind of drilling contracts acquired at above market rates. These are recorded as an intangible asset at fair value on the date of acquisition. The amounts of these assets are amortized on a straight-line basis over the estimated remaining economic useful life or contractual period.

•	General and administrative expenses are composed of general overhead, including personnel costs, legal and professional fees, property costs and other general administration expenses.

•
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

Financial Items
Our financial items and other income/expense consist primarily of interest income, interest expense, gain/loss on derivative financial instruments, foreign exchange gain/loss and gain/loss on bargain purchase.

•	Interest income relates to the amortization of mobilization revenue, interest on cash deposits and interest on insurance receivables.

•
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

•
Gains/losses recognized on derivative financial instruments reflect various mark-to-market and counterparty credit risk adjustments to the value of our interest rate swap agreements, and the net settlement amount paid or received on swap agreements.

•	Foreign exchange gains/loss recognized generally relate to transactions and revaluation of balances carried in currencies other than the U.S. dollar.
Income Taxes
Income tax expense consists of taxes currently payable and changes in deferred taxes assets and liabilities related to our ownership and operation of drilling units and may vary significantly depending on jurisdictions and contractual arrangements. In most cases the calculation of taxes is based on net income or deemed income, the latter generally being a function of gross revenue.
Inflation
As of April 20, 2017, the average remaining term of the Company's drilling contracts was 1.6 years. The majority of these contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from long term contracts, most of the Company’s long term contracts include escalation provisions. These provisions allow the Company to adjust the dayrates based on stipulated cost increases, including wages, insurance and maintenance cost. However, because these escalations are normally performed on an annual basis, the timing and amount awarded as a result of such adjustments may differ from actual cost increases, which could adversely affect the stability of the Company's cash flow and ability to make cash distributions.
Critical Accounting Estimates
The preparation of the Consolidated Financial Statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. The Company bases these estimates and assumptions on historical experience and on various other information and assumptions that the Company believes to be reasonable. Critical accounting estimates are important to the portrayal of both the Company's financial condition and results of operations and require the Company to make subjective or complex assumptions or estimates about matters that are uncertain. Basis of preparation and significant accounting policies are discussed in Note 1 "General information", and Note 2 "Accounting policies" to the Consolidated Financial Statements included in this annual report. The Company believes that the following are the critical accounting estimates used in the preparation of the Consolidated Financial Statements. In addition, there are other items within the Consolidated Financial Statements that require estimation.
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
The carrying values of the Company's long-lived assets are reviewed for impairment when certain triggering events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. In general, impairment analyses are based on expected costs, utilization and dayrates for the estimated remaining useful lives of the asset or group of assets being assessed. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable.

During the years ended December 31, 2016, and 2015, the Company identified indicators that the carrying value of its drilling units may not be recoverable. Such indicators included the reduction in new contract opportunities, fall in market dayrates and contract terminations. We assessed recoverability of our drilling units by first evaluating the estimated undiscounted future net cash flows based on projected dayrates and utilizations of the units. The estimated undiscounted future net cash flows were found to be greater than the carrying value of our drilling units, with sufficient headroom. As a result we did not need to proceed to assess the discounted cash flows of our drilling units, and no impairment charges were recorded for the years ended December 31, 2016, and 2015.
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
Seadrill Partners LLC is organized in the Republic of the Marshall Islands and resident in the United Kingdom for taxation purposes. The Company does not conduct business or operate in the Republic of the Marshall Islands, and is not subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a tax resident of the United Kingdom, the Company is subject to tax on income earned from sources within the United Kingdom. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Significant judgment is involved in determining the provision for income taxes. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. The Company recognizes tax liabilities based on its assessment of whether its tax positions are more likely than not sustainable, based on the technical merits and considerations of the relevant taxing authority’s widely understood administrative practices and precedence.
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
Business Combinations
The Company accounts for business combinations using the acquisition method of accounting, which requires that the assets acquired and liabilities assumed be recorded at their respective fair values at the date of acquisition. Any excess of the fair value of consideration offered over the fair values of the identifiable assets and liabilities acquired is recorded as goodwill. Any excess of the fair values of the identifiable assets and liabilities acquired over the consideration paid or payable is recorded as a gain on bargain purchase in the Statement of Operations.
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
During the year ended December 31, 2015, the Company recognized a gain on bargain purchase from the Polaris Acquisition of $9.3 million, which is the excess of the total identifiable net assets acquired over the consideration paid or payable. The key accounting estimates in regards to this transaction are (i) valuation of the drilling unit; (ii) valuation of the drilling contract; and (iii) valuation of the deferred and contingent considerations recognized.
(i) The estimated fair value of the West Polaris was derived using an income approach with market participant based assumptions, including the Company's expectations around dayrates, drilling unit utilization, operating costs, capital and long term maintenance expenditures and applicable tax rates. The cash flows were estimated over the remaining useful economic life of the drilling unit. At the acquisition date, cash flows were discounted using an estimated market participant weighted average cost of capital of 8.5%. At the acquisition date, the fair value of the drilling unit recognized is $575.3 million. As detailed below, if a larger/(smaller) value was attributed to the drilling unit, then a larger/(smaller) gain on bargain purchase would have been recognized on acquisition, and there would be higher/(lower) depreciation expenses recognized in future periods.
(ii) The fair value of the drilling contract was determined using an "excess earnings" technique where the terms of the contract are assessed relative to current market conditions. Contract cash flows in excess of market rates are recorded as an intangible asset. The fair value of the favorable contract has been recognized as an intangible asset totaling $124.3 million. This intangible asset will be amortized over the remaining contract period until March 2018. As detailed below, if a larger/(smaller) value was attributed to this intangible asset, then a larger/(smaller) gain on bargain purchase would have been recognized on acquisition, and there would be higher/(lower) amortization expenses recognized in future periods.
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

At the time of acquisition, the Initial Earn-Out had a maximum possible value (based on undiscounted cash flows) of $67.6 million, assuming the West Polaris achieves 100% utilization for the remainder of the ExxonMobil contract and the contracted dayrate was not re-negotiated. The lowest possible value of the Initial Earn-Out is nil, assuming the utilization for the West Polaris is 0% and or the contracted dayrate is re-negotiated to less than $450,000 per day. It is not possible to calculate the upper end of the Subsequent Earn-Out range as it is based on dayrate to be achieved from 2018 to 2025. The lowest possible outcome for the subsequent earn-out is nil, assuming the utilization for the West Polaris is 0%, and or the re-contracted dayrate is less than $450,000 per day. The range of undiscounted outcomes for the Seller's Credit varies from nil to $50.0 million.
If the fair value recognized for the deferred contingent consideration was higher/(lower), then a lower/(higher) gain on bargain purchase would have been recognized on acquisition.
The fair value of the deferred contingent consideration is reassessed at each period end. At the acquisition date, the Company initially recognized a gain on bargain purchase from the Polaris Acquisition of $39.6 million, which was the excess of the total identifiable net assets acquired over the consideration transferred. In February 2016, customer negotiations were concluded and the hire rate under the contract for the West Polaris was adjusted to $490,000 per day. This adjustment changed the value of the favorable contract intangible asset and the Initial Earn-Out and was accounted for as a measurement period adjustment. The favorable contract intangible asset and the Initial Earn-Out liability were reduced by $47.9 million and $17.6 million, respectively. If the fair value of the deferred contingent consideration is determined to be higher/(lower) in the future, then an equivalent loss/(gain) will be recognized in the statement of operations.
An approximate impact of a 5% variation in long term dayrate and a 0.5% variation in the discount factor, on the valuation and resulting variation in the gain on bargain purchase relating to the Polaris acquisition is tabled below:

(In $ millions)	Fair Value of Drilling Unit	Favorable Contract	Deferred Contingent Consideration	Gain on Bargain Purchase
Long term dayrate +5%	$57.7	$—	$9.2	$48.5
Long term dayrate -5%	(57.7)	—	(31.2)	(26.5)
Discount factor + 0.5%	(22.4)	(0.3)	(2.3)	(20.2)
Discount factor - 0.5%	23.9	0.3	2.3	21.6
Recently Adopted and Issued Accounting Standards
For a discussion of recently adopted and recently issued accounting standards, please see Note 2 "Accounting policies" to the Consolidated Financial Statements included in this annual report.

A.     Operating Results
Year Ended December 31, 2016 Compared to Year Ended December 31, 2015
The following table summarizes the Company's operating results for the years ended December 31, 2016 and 2015:

	Year Ended December 31,		Increase/(Decrease)
	2016	2015	$	%
(US$ in millions)
Operating revenues:
Contract revenues	$1,356.4	$1,603.6	$(247.2)	(15.4)%
Reimbursable revenues	32.8	49.9	(17.1)	(34.3)%
Other revenues	211.1	88.1	123.0	139.6%
Total operating revenues	1,600.3	1,741.6	(141.3)	(8.1)%

Operating expenses:
Vessel and rig operating expenses	(373.9)	(495.5)	(121.6)	(24.5)%
Amortization of favorable contracts	(70.6)	(66.9)	3.7	5.5%
Reimbursable expenses	(30.2)	(45.7)	(15.5)	(33.9)%
Depreciation and amortization	(266.3)	(237.5)	28.8	12.1%
General and administrative expenses	(41.2)	(52.3)	(11.1)	(21.2)%
Total operating expenses	(782.2)	(897.9)	(115.7)	(12.9)%
Net operating income	$818.1	$843.7	$(25.6)	(3.0)%

Financial items:
Interest income	11.5	9.8	1.7	17.3%
Interest expense	(180.0)	(192.5)	(12.5)	(6.5)%
Loss on derivative financial instruments	(18.0)	(82.9)	(64.9)	(78.3)%
Currency exchange gain	0.6	1.6	(1.0)	(62.5)%
Gain on bargain purchase	—	9.3	(9.3)	(100.0)%
Total financial items	(185.9)	(254.7)	(68.8)	(27.0)%
Income before income taxes	632.2	589.0	43.2	7.3%
Income taxes	(86.5)	(100.6)	(14.1)	(14.0)%
Net Income	$545.7	$488.4	$57.3	11.7%
Net income attributable to the non-controlling interest	$(264.7)	$(231.2)	$33.5	14.5%
Net income attributable to Seadrill Partners LLC	$281.0	$257.2	$23.8	9.3%
Contract revenues
Contract revenues were $1,356.4 million for the year ended December 31, 2016 (December 31, 2015: $1,603.6 million). The $247.2 million or 15.4% decrease, was primarily due to additional idle units ($300.3 million) and lower dayrates ($13.3 million). The decrease was partially offset by contract revenues from the West Polaris which was acquired on June 19, 2015 ($49.5 million) and higher economic utilization for rigs in operation ($17.0 million). Contract revenues do not include early termination payments, these are recognized as "other revenues".

The following table summarizes our fleet's average daily revenues and economic utilization percentage by drilling unit type for the periods presented:

		Year Ended December 31,
	2016			2015
	Number of rigs/ships	Average Daily Revenues (1)	Economic Utilization (2)	Number of rigs/ships	Average Daily Revenues (1)	Economic Utilization (2)
Semi-submersible rigs (3)	3	$555,193	99.3%	4	$551,590	93.0%
Drillship	4	$531,620	94.5%	4	$608,444	98.7%
Tender rigs	3	$116,634	98.6%	3	$148,634	98.5%

(1)	Average daily revenues are the average revenues for each type of unit, based on the actual days available, while on contract.

(2)	Economic utilization is calculated as the total revenue, excluding bonuses received, divided by the full operating dayrate multiplied by the number of days in the period for rigs on contract.

(3)	Average daily revenue excludes the termination payments received as part of the termination of the drilling contract by BP for the West Sirius and ExxonMobil for the West Capella.
Reimbursable revenues
Reimbursable revenues were $32.8 million for the year ended December 31, 2016 (December 31, 2015: $49.9 million). The decrease of $17.1 million or 34.3%, to was due to less equipment purchased on behalf of customers, for which we have been reimbursed.
Other revenues
Other revenues were $211.1 million for the year ended December 31, 2016 (December 31, 2015: $88.1 million). The $123.0 million or 139.6% increase was primarily due to early termination payments received for the West Sirius which was terminated in April 2015 ($34.0 million) and the West Capella contract which was terminated in May 2016 ($90.1 million). This increase was partially offset by lower revenues for services provided to Seadrill within our Nigerian service company ($0.9 million).
Vessel and rig operating expenses
Vessel and rig operating expenses were $373.9 million in the year ended December 31, 2016 (December 31, 2015: $495.5 million). The $121.6 million or 24.5% decrease was primarily due to additional idle units ($69.5 million), reduced costs on West Capricorn while on standby rate ($23.9 million) and lower operating costs for vessels in operation ($36.3 million). The decrease was partially offset by the inclusion of a full year of operating expenses for the West Polaris ($8.5 million) which was acquired on June 19, 2015.
Amortization of favorable contracts
Amortization of favorable contracts was $70.6 million for the year ended December 31, 2016 (December 31, 2015: $66.9 million). The $3.7 million or 5.5% increase relates to a full year of amortization of the West Polaris favorable contract. Favorable drilling contracts are recorded as an intangible asset at fair value on the date of acquisition. These intangibles are amortized on a straight-line basis over the remaining contract period.
Reimbursable expenses
Reimbursable expenses were $30.2 million for the year ended December 31, 2016 (December 31, 2015: $45.7 million). The $15.5 million or 33.9% decrease was due to a reduction in equipment purchased on behalf of customers, for which we have been reimbursed.
Depreciation and amortization
Depreciation and amortization expenses were $266.3 million for the year ended December 31, 2016 (December 31, 2015: $237.5 million). The $28.8 million or 12.1% increase was primarily due to the acquisition of the West Polaris on June 19, 2015.
General and administrative expenses
General and administrative expenses were $41.2 million for the year ended December 31, 2016 (December 31, 2015: $52.3 million). The $11.1 million or 21.2% decrease was due to a reduction in management fees and overhead costs as part of our cost efficiency program. The decrease was partially offset by the acquisition of the West Polaris on June 19, 2015 ($1.2 million).
Interest income
Interest income was $11.5 million for the year ended December 31, 2016 (December 31, 2015: $9.8 million). The $1.7 million or 17.3% increase is related to the interest earned on insurance receivables relating to the West Aquarius.
Interest expense
Interest expense was $180.0 million for the year ended December 31, 2016 (December 31, 2015: $192.5 million). The $12.5 million or 6.5% decrease was primarily due to lower debt balances following the repayments in the year ($17.0 million) offset by a full year of interest on the debt associated with the acquisition of the West Polaris ($4.3 million).

Loss on derivative financial instruments
The loss on derivative financial items was $18.0 million for the year ended December 31, 2016 (December 31, 2015: $82.9 million). The $64.9 million or 78.3% decrease relates to movements in the mark to market valuation of the Company's interest rate swaps on variable rate debt. Included in the $18.0 million loss for the year ended December 31, 2016 is an out of period gain of $21.4 million recognized in relation to the inclusion of counterparty credit risk in the determination of the fair value of these interest rate swap agreements. Please refer to Item 11 "Quantitative and Qualitative Disclosures About Market Risk-Interest Rate Risks," for further information.
Currency exchange gain
Gain on foreign currency exchange was $0.6 million for the year ended December 31, 2016 (December 31, 2015: $1.6 million). The $1.0 million or 62.5% decrease is due to the devaluation of the U.S. Dollar relative to foreign currencies.
Gain on bargain purchase
A $9.3 million gain on bargain purchase was recognized in the year ended December 31, 2015 as a result of the acquisition of the West Polaris in June 2015. Please refer to Note 2 "Accounting policies" and Note 3 "Business acquisitions" to the Consolidated Financial Statements included in this annual report.
Income taxes
Income tax expense was $86.5 million for the year ended December 31, 2016 (December 31, 2015: $100.6 million) and the Company's effective income tax rate was 13.7% and 17.1% for the years ended December 31, 2016 and 2015 respectively. The decrease in the Company's income tax expense was primarily due to a deferred tax benefit arising from the reversal of deferred tax liability related to the West Capella. The decrease is partially offset by the additional uncertain tax position recorded during the year ended December 31, 2016. Please refer to Note 5 "Taxation" to the Consolidated Financial Statements included in this annual report.
Year Ended December 31, 2015 Compared to Year Ended December 31, 2014
The following table summarizes the Company's operating results for the years ended December 31, 2015 and 2014:

($US in millions)	Year Ended December 31,		Increase/(Decrease)
	2015	2014	$	%
Operating revenues:
Contract revenues	$1,603.6	$1,302.7	$300.9	23.1%
Reimbursable revenues	49.9	39.9	10.0	25.1%
Other revenues	88.1	—	88.1	—%
Total operating revenues	1,741.6	1,342.6	399.0	29.7%

Operating expenses:
Vessel and rig operating expenses	(495.5)	(425.0)	70.5	16.6%
Amortization of favorable contracts	(66.9)	(14.8)	52.1	352.0%
Reimbursable expenses	(45.7)	(37.9)	7.8	20.6%
Depreciation and amortization	(237.5)	(198.7)	38.8	19.5%
General and administrative expenses	(52.3)	(51.4)	0.9	1.8%
Total operating expenses	(897.9)	(727.8)	170.1	23.4%
Net operating income	$843.7	$614.8	$228.9	37.2%

Financial items:
Interest income	9.8	3.7	6.1	164.9%
Interest expense	(192.5)	(140.9)	51.6	36.6%
Loss on derivative financial instruments	(82.9)	(124.9)	(42.0)	(33.6)%
Currency exchange (gain) / loss	1.6	(3.3)	4.9	148.5%
Gain on bargain purchase	9.3	—	9.3	100.0%
Total financial items	(254.7)	(265.4)	(10.7)	(4.0)%
Income before income taxes	589.0	349.4	239.6	68.6%
Income taxes	(100.6)	(34.8)	65.8	189.1%
Net Income	$488.4	$314.6	$173.8	55.2%
Net income attributable to the non-controlling interest	$(231.2)	$(176.4)	$54.8	31.1%
Net income attributable to Seadrill Partners LLC	$257.2	$138.2	$119.0	86.1%

Contract revenues
Contract revenues were $1,603.6 million, for the year ended December 31, 2015 (December 31, 2014: $1,302.7 million). The $300.9 million or 23.1% increase was primarily due to additional contract revenues from the acquisitions of the West Auriga ($56.4 million), the West Vela ($183.4 million) and the West Polaris ($123.3 million) in addition to higher economic utilization ($98.5 million). The increase was partly offset by the termination of the West Sirius contract in April 2015 ($122.2 million), and idle time on the West Vencedor which concluded its contract in Myanmar in late 2015 ($38.5 million).
The following table summarizes average daily revenues and economic utilization percentage by drilling unit type of the Company’s fleet for the periods presented:

		Year Ended December 31,
	2015			2014
	Number of rigs/ships	Average Daily Revenues (1)	Economic Utilization (2)	Number of rigs/ships	Average Daily Revenues (1)	Economic Utilization (2)
Semi-submersible rigs (3)	4	$551,590	93.0%	4	$444,149	83.2%
Drillship	4	$608,444	98.7%	3	$578,856	98.3%
Tender rigs	3	$148,634	98.5%	3	$154,611	98.0%

(1)	Average daily revenues are the average revenues for each type of unit, based on the actual days available, while on contract.

(2)	Economic utilization is calculated as the total revenue, excluding bonuses, received divided by the full operating dayrate multiplied by the number of days in the period for rigs on contract.

(3)	Average daily revenue excludes the termination payments received as part of the termination of the drilling contract by BP for the West Sirius.
Reimbursable revenues
Reimbursable revenues were $49.9 million, for the year ended December 31, 2015 (December 31, 2014: $39.9 million). The $10.0 million or 25.1% increase was due to additional equipment purchased on behalf of customers, for which we have been reimbursed.
Other revenues
Other revenues were $88.1 million for the year ended December 31, 2015 (December 31, 2014: nil). Other revenues earned during the year ended December 31, 2015 related to early termination payments received for the West Sirius contract which was terminated in April 2015 ($74.7 million). In addition, we earned other revenues for services provided to Seadrill within our Nigerian services company ($13.4 million). There were no such services provided in the year ended December 31, 2014.
Vessel and rig operating expenses
Vessel and rig operating expenses were $495.5 million, for the year ended December 31, 2015 (December 31, 2014: $425.0 million). The $70.5 million or 16.6% increase was primarily due to the acquisitions of the West Auriga ($7.1 million), the West Vela ($43.9 million) and the West Polaris ($36.3 million) and higher utilization of rigs on contract ($18.4 million). This was partially offset by a decrease in operating costs relating to the West Sirius ($21.3 million), which became idle following the termination of its drilling contract in April 2015 and lower operating costs as part of our cost reduction plan ($13.9 million).
Amortization of favorable contracts
Amortization of favorable contracts was $66.9 million for the year ended December 31, 2015 (December 31, 2014: $14.8 million). The $52.1 million or 352.0% increase was due to the favorable contracts recognized on the acquisition of the West Auriga in March 2014, the West Vela in November 2014, and the West Polaris in June 2015, each of which contributed $1.7 million, $28.7 million and $21.7 million, respectively.
Reimbursable expenses
Reimbursable expenses were $45.7 million for the year ended December 31, 2015 (December 31, 2014: $37.9 million). The $7.8 million or 20.6% increase was due to additional equipment purchased on behalf of customers, for which we have been reimbursed.
Depreciation and amortization
Depreciation and amortization was $237.5 million for the year ended December 31, 2015 (December 31, 2014: $198.7 million). The $38.8 million or 19.5% increase was primarily due to the acquisitions of the West Auriga ($7.2 million), the West Vela ($17.1 million) and the West Polaris ($14.7 million).
General and administrative expenses
General and administrative expenses were $52.3 million for the year ended December 31, 2015 (December 31, 2014: $51.4 million. The $0.9 million or 1.8% increase was due to higher management fees charged by Seadrill due to the increased size of the Company's fleet, partially offset by lower personnel, travel and insurance costs.

Interest income
Interest income was $9.8 million for the year ended December 31, 2015 (December 31, 2014: $3.7 million). The 6.1 million or 164.9% increase was related to the amortization of the West Vela mobilization revenue recognized on acquisition.
Interest expense
Interest expense was $192.5 million for the year ended December 31, 2015 (December 31, 2014: $140.9 million). The $51.6 million or 36.6% increase was primarily due to the increase in the average outstanding debt, resulting from the acquisitions of the West Vela in November 2014 and the West Polaris in June 2015 and $2.8 billion term loan in February and June 2014.
Loss on derivative financial instruments
In the year ended December 31, 2015, the Company recognized losses from derivative financial instruments of $82.9 million (December 31, 2014: $124.9 million). The losses relate to a decrease in short and long term interest rates which reduced the mark to market value of the interest rate swap liabilities.
Currency exchange loss /(gain)
The gain on foreign currency exchange was $1.6 million for the year ended December 31, 2015 (December 31, 2014: losses of $3.3 million). The $4.9 million gain has been recognized due to the devaluation of foreign currencies relative to the U.S. Dollar.
Gain on bargain purchase
A gain on bargain purchase of $9.3 million was recognized in the year ended December 31, 2015 as a result of the acquisition of the West Polaris in June 2015. The gain relates to the Company's belief that Seadrill may obtain additional value through the transaction, over and above the consideration transferred.
Income taxes
Income tax expense was $100.6 million and $34.8 million, and the Company's effective income tax rate was 17.1% and 10.0% for the years ended December 31, 2015 and 2014, respectively. The increase in the Company's effective income tax rate was partially due to the change in taxing jurisdictions in which the Company generated taxable profits. The increase was also due to the recognition of a deferred tax liability of $43.7 million during the year ended December 31, 2015 related to a change in tax legislation in Nigeria which required retrospective adjustment in 2015. This was partially offset by an increase of $18.2 million within deferred tax assets relating to the termination of the bareboat agreement for the West Sirius on termination of its contract. Please refer to Note 2"Accounting policies" and Note 5 "Taxation" to the Consolidated Financial Statements included in this annual report.

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
This section discusses the most important factors affecting the liquidity and capital resources of the Company, including:

•	Liquidity requirements

•	Estimated maintenance and replacement capital expenditures

•	Analysis of cash flows for the years ending December 31, 2016, 2015 and 2014

•	Borrowing activities

•	Restrictive covenants

•	Derivative instruments and hedging activities.

Liquidity Requirements
Our short-term liquidity requirements relate to servicing our debt amortizations, interest payments, funding working capital requirements, and making distributions. Sources of liquidity include existing cash balances, short-term investments, amounts available under revolving credit facilities and contract and other revenues. As of December 31, 2016, the Company's cash and cash equivalents were $767.6 million, compared to $319.0 million as of December 31, 2015. We have historically relied on our cash generated from operations to meet our working capital needs. Assuming we maintain compliance with the covenants under our senior secured credit facilities, we believe our current resources, cash available and cash generated from operations, provided by our current contract backlog, are sufficient to meet our working capital requirements and other obligations as they fall due for at least the next twelve months.

Financial information in this report has been prepared on the basis that the Company will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of business as they come due. Financial information in this report does not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material
On April 28, 2016, we agreed to certain covenant amendments in relation to our three credit facilities where both Seadrill Partners and Seadrill are guarantors (the $1,450 million Senior Secured Credit Facility, the $420 million West Polaris facility and the $440 million Rig Financing Agreement). On April 4, 2017, Seadrill, on behalf of the Company, and Seadrill's banking group agreed to further amendments to these credit facilities to extend a series of key dates as part of Seadrill's ongoing comprehensive restructuring efforts. This forms part of ongoing negotiations between Seadrill and its banks and other creditors and investors regarding the terms of a comprehensive restructuring plan. We have consented to these amendments on the grounds that they are beneficial to Seadrill Partners. Please refer to Note 11 "Debt" to the Consolidated Financial Statements included in this annual report for more detailed information on these amendments.
The amendment and waiver agreements are subject to, among other things, Seadrill’s compliance with the processes and undertakings set forth therein, including a milestone, which is currently July 31, 2017, by which Seadrill is required to implement a comprehensive restructuring plan. There can be no assurance that Seadrill will maintain compliance with the covenants under its senior secured credit facilities and the processes and undertakings set forth in the amendment and waiver agreements, or that any potential debt restructuring, reorganization or recapitalization will be implemented by the applicable milestone. In the event a consensual restructuring agreement is not concluded or an agreement to a further extension is not reached, Seadrill is also preparing various contingency plans, including potential schemes of arrangement or Chapter 11 proceedings. In the event of a default by Seadrill under one of its financing agreements, the cross-default clauses that are in some of our existing financing agreements could cause us to be unable to make additional borrowings under our credit facilities and amounts outstanding under our loan agreements to be accelerated and become due and payable. See Item 3 "Key Information-Risk Factors".
We are working to insulate the Company from events of default that may occur on account of Seadrill's comprehensive restructuring efforts and to address near-term refinancing requirements.
Specifically, Seadrill Partners has proposed the following to the lenders under those three credit facilities:

i.
Removal of Seadrill as an obligor under each of the three facilities and separation of the facilities such that each facility is secured only by Seadrill Partners' assets without recourse to Seadrill or its assets; and

ii.	Extending the maturity of each of the three facilities by 2.5 years.
We are targeting execution of these amendments on a consensual basis prior to or concurrently with the execution of the main Seadrill comprehensive restructuring agreement. In the event a consensual agreement cannot be reached, we are preparing various contingency plans that may be needed to preserve value and continue operations including seeking waivers of cross default with Seadrill and potential schemes of arrangement and chapter 11 proceedings.
Our long-term liquidity requirements include the repayment of long-term debt balances, and funding any potential purchases of drilling units. Generally, the Company's long-term sources of funds will be a combination of borrowings from commercial banks, cash generated from operations and debt and equity financing. The Company expects that it will rely upon financing from external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.
Under the Marshall Islands Act or the Marshall Islands Limited Partnership Act, as applicable, OPCO may be prohibited from making distributions to the Company. OPCO may not make a distribution to its equity holders if, after giving effect to the distribution, all of the distributing entity’s liabilities, other than liabilities to its equity holders on account of their interests in the entity and liabilities for which the recourse of creditors is limited to specified property of the entity, exceed the fair value of the assets of the entity, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the entity only to the extent that the fair value of that property exceeds that liability. Moreover, subsidiaries of the Company and OPCO not organized in the Marshall Islands are subject to certain restrictions on payment of distributions pursuant to the law of their jurisdictions of organization.

Estimated Maintenance and Replacement Capital Reserves
The Company's operating agreement requires it to distribute its available cash each quarter. In determining the amount of cash available for distribution, the Board determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures the Company is required to make to maintain its fleet, the Company’s current annual estimated maintenance and replacement capital reserves will be $207 million per year, which is comprised of $75 million for long term maintenance and society classification surveys and $132 million, including financing costs, for replacing the Company's existing drilling units at the end of their useful lives.

The estimate for future rig replacement is based on assumptions regarding the remaining useful life of the Company’s drilling units, a net investment rate applied on reserves, replacement values of the Company’s existing rigs based on current market conditions, and the residual value of the rigs. The actual cost of replacing the drilling units in the Company’s fleet will depend on a number of factors, including prevailing market conditions, drilling contract operating dayrates and the availability and cost of financing at the time of replacement. The Company's operating agreement requires the Board to deduct from the Company's operating surplus each quarter estimated maintenance and replacement capital reserves, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as society classification surveys and rig replacement. The Board, with the approval of the conflicts committee, may determine that one or more of the assumptions should be revised, which could cause the Board to increase the amount of estimated maintenance and replacement capital reserves. The Company may elect to finance some or all of its actual maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders. As the Company’s fleet matures and expands, estimated long-term maintenance reserves will likely increase.
Analysis of Cash Flows for the years ending December 31, 2016, 2015 and 2014
The following table summarizes the Company's net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

($ in millions)	Year Ended December 31,
	2016	2015	2014
Net cash provided by operating activities	$873.8	$859.8	$608.7
Net cash provided by / (used in) investing activities	97.6	(376.3)	(1,542.8)
Net cash (used in) / provided by financing activities	(522.1)	(407.6)	1,087.1
Effect of exchange rate changes on cash	(0.7)	0.4	—
Net increase in cash and cash equivalents	448.6	76.3	153.0
Cash and cash equivalents at beginning of period	319.0	242.7	89.7
Cash and cash equivalents at end of period	767.6	319.0	242.7
Net Cash Provided by Operating Activities
Net cash provided by operating activities was $873.8 million and $859.8 million for the year ended December 31, 2016 and December 31, 2015 respectively. The increase of $14 million or 1.6% was primarily due to a favorable change in working capital offset by a decrease in operating income.
Net cash provided by operating activities was $859.8 million and $608.7 million for the years ended December 31, 2015 and December 31, 2014 respectively, an increase of $251.1 million or 41.3%. The increase was primarily due to higher operating income due to the acquisitions of the West Polaris in June 2015, the West Auriga in March 2014 and the West Vela in November 2014 in addition to favorable changes in working capital.
Net Cash Provided by/ (Used in) Investing Activities
Net cash provided by investing activities of $97.6 million for the year ended December 31, 2016 is due to proceeds of $103.6 million from related party long term debt and an insurance refund of $7.1 million related to claims for the West Aquarius. These cash proceeds were partially offset by $13.1 million of capital expenditures.
Net cash used in investing activities was $376.3 million for the year ended December 31, 2015. This was primarily due to the acquisition of the entity that owns and operates the West Polaris from Seadrill. The cash consideration paid, net of cash acquired, was $214.7 million. The Company also made a loan to related parties of $143.0 million and capital expenditures were $18.6 million.
Net cash used in investing activities of $1,542.8 million for the year ended December 31, 2014 was primarily due to the Company's acquisitions of the entities that own and operate the West Auriga and the West Vela from Seadrill. The cash consideration paid, net of cash acquired, for the West Auriga and the West Vela was $672.6 million and $465.1 million, respectively. The Company also purchased from Seadrill an additional 28% limited partner interest in Seadrill Operating LP for $373.5 million. Capital expenditures for drilling units were $31.6 million, primarily relating to the West Aquarius.
Net Cash (Used in) / Provided by Financing Activities
Net cash used for financing activities was $522.1 million for the year ended December 31, 2016. This was due to payments to related parties for long term debt and contingent consideration payable of $309.2 million, cash distributions of $107.3 million and $105.6 million in relation to external long term debt and associated fees.
Net cash used in financing activities was $407.6 million for the year ended December 31, 2015. This was primarily due to cash distributions of $435.3 million, $98.4 million in relation to long term debt and associated fees and $26.6 million paid to related parties for contingent consideration payable. There was net cash proceeds from related parties of $102.7 million in respect of long term debt and $50.0 million in proceeds from the revolving credit facility.

Net cash provided by financing activities was $1,087.1 million in December 31, 2014. This was primarily due to $2,353.3 million net proceeds from long term debt. Proceeds of $937.8 million and $570.3 million were received in respect of the issuance of common units and the issuance of units by Seadrill Capricorn Holdings LLC, respectively. Payments of $2,114.1 million were made to related parties in respect of long term debt, discount notes and repayment of the revolving credit facility with Seadrill. Additionally, there were cash distributions of $660.2 million.
Net Increase in Cash and Cash Equivalents
As a result of the foregoing, cash and cash equivalents increased in 2016 by $448.6 million, increased in 2015 by $76.3 million, and increased in 2014 by $153.0 million.

Borrowing Activities
Please refer to Note 11 "Debt" to the Consolidated Financial Statements included in this annual report for detailed information on our borrowings and credit facilities.
As of December 31, 2016, we had total outstanding borrowings under our credit facilities of $3,487.1 million, compared to $3,592.3 million as of December 31, 2015. In addition, we had interest bearing debt under loan agreements with related parties of $160.3 million, compared to $306.0 million as of December 31, 2015.
During the year ended December 31, 2016, we made external debt repayments of $105.3 million, compared to $97.6 million in 2015 and related party debt repayments of $249.5 million in 2016 compared to $40.3 million in 2015.
As of December 31, 2016 we had a total of $50.0 million of undrawn borrowing capacity under the Amended Senior Secured Credit Facilities, and a further $100.0 million of undrawn borrowing capacity under the Sponsor Revolving Credit Facility with Seadrill.
We have issued a variety of secured and unsecured borrowings. The secured debt is secured by, among other things, liens on our drilling units. Our unsecured debt consists of related party borrowings from Seadrill to fund the acquisitions of drilling units from Seadrill. Some of the Company’s existing financing agreements contain cross-default provisions that may be triggered if Seadrill defaults under the terms of its existing or future financing agreements. In turn, Seadrill’s existing financing arrangements contain cross-default provisions that may be triggered if its key subsidiaries, including North Atlantic Drilling Ltd. and Sevan Drilling ASA, default under the terms of their existing or future financing arrangements. See Item 3 "Key Information-Risk Factors-Risks Relating to Our Company-The failure of Seadrill, and our other affiliates, to comply with covenants and other provisions in its, and their, existing or future financing agreements could result in cross-defaults under our existing financing agreements, which would have a material adverse effect on us".
Further, Seadrill’s existing financing arrangements contain cross-default provisions that may be triggered if any of its key subsidiaries default under the terms of their existing or future financing arrangements. In addition, Seadrill also consolidates certain Variable Interest Entities (VIEs) owned by Ship Finance. Seadrill's cross-default provisions could also be triggered if Ship Finance or one of the consolidated VIEs breached the terms of their financing arrangements.
On May 13, 2016, the $109.5 million loan agreement with Seadrill relating to the acquisition of the T-15 was repaid at maturity.
Effective as of December 17, 2015, an operating subsidiary of the Company borrowed $143.0 million (the "West Sirius loan") from Seadrill in order to provide sufficient immediate liquidity to meet the terms of its bareboat charter termination payment in connection with the West Sirius contract termination. Concurrently, Seadrill borrowed $143.0 million (the “Seadrill loan”) from a rig owning subsidiary of the Company in order to restore its liquidity with respect to the West Sirius loan. Each loan bears an interest rate of one-month LIBOR plus 0.56% and matures in August 2017. Each of the loan parties understand and agree that the loan agreements act in parallel with each other. As of December 31, 2016, $39.4 million was outstanding under each such loan (December 31, 2015: $143.0 million).
During the year ended December 31, 2015, in connection with the completion of the Polaris Acquisition, Seadrill Polaris as borrower, entered into an amendment and restatement of the $420.0 million term loan facility (the “West Polaris Facility”) secured by the West Polaris. Upon closing of the Polaris Acquisition, the outstanding debt of the West Polaris Facility was $336.0 million. Refer to Note 3 "Business Acquisitions" to the Consolidated Financial Statements included in this annual report. The outstanding balance under the West Polaris Facility as of December 31, 2016 was $279.0 million (December 31, 2015: $315.0 million).
During the year ended December 31, 2015, the Company also drew down $50.0 million under the revolving credit tranche of the Amended Senior Secured Credit Facilities. The outstanding balance under the revolving credit tranche was $50.0 million as of December 31, 2016 (December 31, 2015: $50.0 million).
The senior secured credit facility relating to the West Vencedor was repaid in full by Seadrill in June 2014, and subsequently the related party agreement between the Company's subsidiary, Seadrill Vencedor Ltd., and Seadrill was amended to carry on this facility on the same terms (the "West Vencedor Loan Agreement"). The West Vencedor Loan Agreement was scheduled to mature in June 2015, at which time all outstanding amounts thereunder would have become due and payable, including a balloon payment of $69.9 million. On April 14, 2015, the West Vencedor Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears a margin of 2.25%, a guarantee fee of 1.4% and a balloon payment of $20.6 million due at maturity in June 25, 2018. As of December 31, 2016, the total net book value of the West Vencedor pledged as security was $171.2 million. The outstanding balance due under the West Vencedor Loan Agreement was $41.2 million as of December 31, 2016 (December 31, 2015: $57.5 million).
During the year ended December 31, 2014, we raised a total of $2,894.7 million under our new Amended Senior Secured Credit Facilities, which are secured by the West Capella, West Aquarius, West Sirius, West Leo, West Auriga, and West Capricorn. As of December 31, 2016, the outstanding balance relating to the Amended Senior Secured Credit Facilities was $2,865.7 million. In the year ended December 31, 2014, in connection with the completion of the Vela Acquisition, we acquired Seadrill Vela Hungary Kft, a borrower under the $1,450 million Senior Secured Credit Facility secured by the West Vela and one other drilling unit owned by Seadrill (the "$1,450 million Senior Secured Credit Facility"). Under the terms of such facility, certain subsidiaries of Seadrill and Seadrill Vela Hungary Kft are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such facility. These obligations are continuing and extend to amounts payable by any borrower under the facility. The total amount owed by all parties under this facility as of December 31, 2016 is $695.4 million (December 31, 2015: $775.6 million). The Company has not recognized any amounts that are related to amounts owed under the facility by other borrowers. Seadrill has provided an indemnity to the Company for any payments or obligations related to this facility that are not related to the West Vela. As of December 31, 2016, the outstanding balance relating to the West Vela was $342.4 million (December 31, 2015: $382.6 million). Refer to Note 3 "Business Acquisitions" to the Consolidated Financial Statements included in this annual report.

As of December 31, 2016 and December 31, 2015, the Company had the following debt amounts outstanding:

(In US$ millions)	December 31, 2016	December 31, 2015
External debt agreements
Amended Senior Secured Credit Facilities	$2,865.7	$2,894.7
$1,450 Senior Secured Credit Facility	342.4	382.6
$420 West Polaris Facility	279.0	315.0
Sub-total external debt	3,487.1	3,592.3
Less current portion long term external debt	(105.3)	(105.3)
Long-term external debt	$3,381.8	$3,487.0

Related party debt agreements
Rig Financing and Loan Agreements
West Vencedor Loan Agreement	41.2	57.5
$440 Rig Financing Agreement	119.1	139.0
Sub-total Rig Financing Agreements	160.3	196.5

Other related party debt
$109.5 T-15 vendor financing facility	—	109.5
Total related party debt	160.3	306.0
Less current portion of related party debt	(135.6)	(145.8)
Long-term related party debt and related party loan notes	24.7	160.2

Total external and related party debt	$3,647.4	$3,898.3
The outstanding debt as of December 31, 2016 is repayable as follows:

(In US$ millions)	As of December 31,
2017	$240.9
2018	598.8
2019	79.0
2020	29.0
2021	2,699.7
2022 and thereafter	—
Total external and related party debt	$3,647.4
Details of the debt issuance costs netted against the current and long-term external debt for each of the years presented are shown below:

	Outstanding debt as of December 31, 2016
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Current portion of long-term external debt	$105.3	$(11.5)	$93.8
Long-term external debt	3,381.8	(35.3)	3,346.5
Total external debt	$3,487.1	$(46.8)	$3,440.3

	Outstanding debt as of December 31, 2015
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Current portion of long-term external debt	$105.3	$(11.5)	$93.8
Long-term external debt	3,487.0	(46.6)	3,440.4
Total external debt	$3,592.3	$(58.1)	$3,534.2

Restrictive Covenants
For a list of financial and non-financial covenants for the Company’s financing agreements please refer to Note 11 "Debt" to the Consolidated Financial Statements included in this annual report.
Some of the Company’s existing financing agreements contain cross-default provisions that may be triggered if the Company or Seadrill defaults on any of its indebtedness or the terms of its existing or future financing agreements. In turn, Seadrill’s existing financing arrangements contain cross-default provisions that may be triggered if its key subsidiaries default under the terms of their existing or future financing arrangements. Further, because certain of the Company's drilling units are pledged as security for Seadrill’s or its subsidiaries' obligations under these financing agreements, lenders thereunder could foreclose on the Company’s drilling units in the event of a default thereunder. Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under the Company’s other existing financing agreements, which could have a material adverse effect on us.
On April 28, 2016, Seadrill executed amendment and waiver agreements in respect of all of its senior secured credit facilities, as part of its efforts to maintain liquidity. The amendment and waiver agreements, among other things, amend the equity ratio, leverage ratio, minimum value clauses and minimum liquidity requirements under Seadrill’s and three of our secured credit facilities until June 30, 2017. On April 4, 2017, Seadrill, on behalf of the Company, and Seadrill's banking group agreed further amendments to these credit facilities to extend a series of key dates as part of Seadrill's ongoing comprehensive restructuring efforts. The key terms and conditions related to the amendment and waiver agreements in respect of our credit facilities are set forth in Note 11 "Debt" to the Consolidated Financial Statements included in this annual report.
The Company and Seadrill were in compliance with applicable covenants as of December 31, 2016 (after taking into account the amendments referred to above).

Derivative Instruments and Hedging Activities
The Company uses financial instruments to reduce the risk associated with fluctuations in interest rates. These agreements do not qualify for hedge accounting and any changes in the fair values of interest rate swap agreements are included in the Consolidated Statement of Operations within "Loss on derivative financial instruments".
Total realized and unrealized loss on interest-rate swap agreements, not qualified for hedge accounting, amounted to $18.0 million for the year ended December 31, 2016 (December 31, 2015: loss of $82.9 million).
As of December 31, 2016, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with Seadrill with a combined outstanding principal amount of $620.3 million (December 31, 2015: $655.3 million), swapping LIBOR for fixed rates between 1.10% per annum and 1.93% per annum.
As of December 31, 2016, the Company and its consolidated subsidiaries had entered into interest rate swap contracts with external parties with a combined outstanding principal amount of $2,822.9 million (December 31, 2015: $2,851.9 million), swapping LIBOR for an average fixed rate of 2.49% per annum.
As of December 31, 2016, the Company's net exposure to short term fluctuations in interest rates on its outstanding debt was $204.2 million (December 31, 2015: $391.1 million), based on its total net interest bearing debt of $3,647.4 million (December 31, 2015: $3,898.3 million), including related party debt agreements, less the $3,443.2 million (December 31, 2015: $3,507.2 million) outstanding balance of fixed interest rate swaps.
The Company's funding and treasury activities are intended to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with minor balances held in Canadian Dollars, Thai Baht, and Nigerian Naira. The Company has not entered into any foreign currency derivatives related to the Canadian Dollars, Thai Baht or Nigerian Naira in the periods presented, and, therefore, the Consolidated Financial Statements do not include any unrealized gains or losses on foreign currency derivatives. The Company receives part of its revenue in Canadian Dollars. Revenue earned in Canadian Dollars relates to reimbursable revenue for which there are reimbursable costs in Canadian Dollars, creating a natural hedge against the Company's exposure. Depending on the level of the Company's currency exposure, the Company may in the future enter into derivative instruments to manage currency risk.

C.     Research and Development
The Company does not undertake any significant expenditures on research and development, and has no significant interests in patents or licenses.

D.     Trend Information
As a result of the decline in oil prices and reductions in oil company expenditures, the offshore drilling market is currently entering its fourth year of a downturn. Rig owners are bidding for available work extremely competitively with a focus on utilization over returns, which will likely drive dayrates down to or below cash breakeven levels.
The offshore drilling market continues to be oversupplied with multiple drilling rigs chasing the few opportunities that are available and contracting activity is at the lowest level since the 1980's. Oil company capital expenditures are expected to decline further in 2017 following three consecutive years of decline. It is expected that the majority of rigs with contracts expiring in 2017 will be unable to find suitable follow-on work and many are likely to be idle for a protracted period. Consequently, cold stacking and scrapping activity will likely accelerate.
Oil companies continue to work on managing their existing rig capacity. They are in many cases overcommitted based on reduced activity levels and there is very little appetite for adding new units. Near-term budgetary constraints are the primary focus of many oil companies, with short-term cash conservation ranking ahead of long-term value generation. However, the near-term cost cutting needed to support dividend payments can be expected to negatively impact the long-term production profiles of existing development projects.
At today’s oil prices, the full cycle cost of many of the hydrocarbon provinces globally is uneconomic. A supply response is inevitable; however, it may take some time due to the high degree of sunk costs in producing projects. When also considering the eventual demand response to low prices, a rebalancing in the oil markets is expected at some point. Offshore oil fields represent a material portion of most major oil Companies' reserves and their production remains a cost competitive source of hydrocarbons.
Floaters
It is likely that the majority of floaters with contracts expiring in 2017 will be unable to find reasonable follow on work. It will be important to observe how rig owners react when faced with idle time on their units and face the choice to warm stack, cold stack or scrap units. For the most part, customer conversations remain focused on extending existing contracted assets or trade-offs between existing assets and newer assets rather than contracting new units for work.
Since the beginning of 2014, 74 units have been scrapped, representing more retirements than over the prior 15 years combined, and more than any other 3-year period in history. In the next 18 months, 25 units that are 30 years old or older will be coming off contract with no follow-on work identified that will be challenged to find work for the foreseeable future as they are priced out of the market by more capable units. Assets older than 30 years require significant capital investments to remain part of the active fleet and very few rig owners will find economic justification to keep these old assets working.
Larger drilling companies with diversified fleets will find it easier to make economic decisions and cold stack idle rigs as each individual unit represents a smaller percentage of the overall fleet. Cold stacked units will generally require an improvement in dayrates sufficient to overcome reactivation costs before they are reintroduced into marketed supply. Significant cold stacking activity would represent a positive development in the market, effectively reducing marketed supply and helping to stabilize utilization and pricing until a more fundamental recovery is in place.
Currently 135 floaters are under contract, representing 64% marketed utilization. It is estimated that 180-200 rigs are needed in the floater fleet to maintain current decline curves.
The current newbuilding orderbook stands at approximately 47 units. A significant number of these newbuild orders have been delayed or cancelled and we expect this trend to continue. Delayed or cancelled newbuildings will ultimately be added to the fleet; however, until an improved market justifies taking deliveries, the vast majority will likely remain in the shipyards. Between now and 2019, there is a high likelihood that there will be overall contraction in the floater fleet due to delivery delays and scrapping activity.
Tender Rigs
The worldwide fleet of tender rigs currently totals 33 units. Overall, the global fleet is 13 years old on average. Currently, the orderbook stands at approximately 8 units: 4 are scheduled for delivery in 2017, 3 in 2019 and 1 in 2020.
Activity in the tender rig market is focused primarily in South East Asia and West Africa. Capacity utilization and dayrates have remained under pressure, similar to the worldwide floater market. Currently 15 tender rigs are contracted, representing 45% utilization.

E.     Off-Balance Sheet Arrangements
The Company had no off-balance sheet arrangements as of December 31, 2016 or 2015, other than operating lease obligations and other commitments in the ordinary course of business that it is contractually obligated to fulfill with cash under certain circumstances. These commitments include guarantees in favor of banks as well as guarantees towards third parties such as surety performance guarantees towards customers as it relates to the Company's drilling contracts, contract bidding, customs duties, tax appeals and other obligations in various jurisdictions. Obligations under these guarantees are not normally called, as the Company typically complies with the underlying performance requirement. As of December 31, 2016, the Company had not been required to make collateral deposits with respect to these agreements.
The maximum potential future payments are summarized in Note 15 "Commitments and contingencies" to the Consolidated Financial Statements included in this annual report.

F.     Tabular Disclosure of Contractual Obligations
The following table summarizes the Company's long-term contractual obligations as of December 31, 2016:

	Payments Due by Period
($ in millions)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt obligations	$3,647.4	$240.9	$677.8	$2,728.7	$—
Interest expense commitments on long-term debt obligations (1)	504.1	138.2	230.2	135.7	—
Commitment fee on undrawn facility (2)	11.5	2.3	4.6	4.6	—
Deferred consideration payable (3)	251.1	36.9	75.4	113.5	25.3
Total	$4,414.1	$418.3	$988.0	$2,982.5	$25.3

(1)
The Company's interest commitment on long-term debt is calculated based on the applicable interest rates contained in its loan agreements as of December 31, 2016 and the associated interest rate swap rates.

(2)
The $100 million Sponsor Revolving Credit Facility with Seadrill and the $100.0 million revolving credit facility under the Amended Senior Secured Credit Facilities incur commitment fees on the undrawn balance of 2% per annum and 0.5% per annum respectively. As of December 31, 2016, the outstanding balance on the Amended Senior Secured Credit Facilities revolver was $50.0 million, and the Sponsor Revolving Credit Facility was undrawn.

(3)
The Company recognized deferred consideration payable as a result of the purchase from Seadrill of the entities that own and operate the West Vela on November 4, 2014 and the West Polaris on June 19, 2015. The payment of these amounts is contingent on the amount of contract revenues and mobilization revenues received from the customer. For further information on the nature of these payments please see Note 3 "Business acquisitions" to the Consolidated Financial Statements included in this annual report.

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

Name	Age	Position
Graham Robjohns	52	Director
Bert Bekker	78	Director and Audit Committee Member
Kate Blankenship	52	Director and Audit Committee Member
Harald Thorstein	37	Director and Chairman
Andrew Cumming	62	Director and Conflicts Committee Member
Keith MacDonald	59	Director, Audit Committee Member and Conflicts Committee Member
Certain biographical information about each of our directors and executive officers is set forth below.
Graham Robjohns was appointed to the Board by Seadrill Member and has served as a director since July 2012. Mr. Robjohns currently serves as a director of Seadrill UK Ltd., a wholly owned subsidiary of Seadrill, and has served in such position since June 2010. Mr. Robjohns was also the Chief Executive Officer of the Company from June 2012 to August 2015. Mr. Robjohns has also served as Principal Executive Officer of Golar LNG Partners LP since July 2011 and, prior to that, served as its Chief Executive Officer and Chief Financial Officer from April 2011 to July 2011. Mr. Robjohns served as the Chief Financial Officer of Golar Management Limited ("Golar Management") from November 2005 until June 2011. Mr. Robjohns also served as Chief Executive Officer of Golar Management from November 2009 until July 2011. Mr. Robjohns served as Group Financial Controller of Golar Management from May 2001 to November 2005 and as Chief Accounting Officer of Golar Management from June 2003 until November 2005. He was the Financial Controller of Osprey Maritime (Europe) Ltd from March 2000 to May 2001. From 1992 to March 2000 he worked for Associated British Foods Plc. and then Case Technology Ltd (Case), both manufacturing businesses, in various financial management positions and as a director of Case. Prior to 1992, Mr. Robjohns worked for PricewaterhouseCoopers in their corporation tax department. He is a member of the Institute of Chartered Accountants in England and Wales.

Bert Bekker has served as a director of the Company since September 2012, and serves on the Company's audit committee. Mr. Bekker has been in the heavy marine transport industry since 1978 when he co-founded Dock Express Shipping Rotterdam (the predecessor of Dockwise Transport). Mr. Bekker retired from his position as Chief Executive Officer of Dockwise Transport B.V. in May 2003. Mr. Bekker served as Chief Executive Officer of Cableship Contractors N.V. Curacao from March 2001 until June 2006. In May 2006, Mr. Bekker was appointed Executive Advisor Heavy Lift of Frontline Management AS, an affiliate of Frontline Ltd. ("Frontline"), and in January 2007, he was appointed CEO of Sealift Management B.V. Mr. Bekker held that position until its merger with Dockwise Ltd in May 2007. Mr. Bekker served as a director of Dockwise Ltd. from June 2007 until December 2009. Mr. Bekker served as a director of Wilh. Wilhelmsen Netherlands B.V., part of the Wilh. Wilhelmsen ASA Group, from July 2003 until December 2015. Mr. Bekker served as a director of Seadrill from April 2013 until October 2016. Mr. Bekker serves as a director of Ship Finance International since May 2015.
Kate Blankenship was appointed to the Board by the Seadrill Member and has served as a director of the Company since June 2012, and serves on the Company's audit committee. Mrs. Blankenship has served as a director of Seadrill since its inception in May 2005. Mrs. Blankenship has also served as a director of Frontline since 2003. Mrs. Blankenship joined Frontline in 1994 and served as its Chief Accounting Officer and Company Secretary until October 2005. Mrs. Blankenship has been a director of Ship Finance since October 2003, North Atlantic Drilling Limited since February 2011, Independent Tankers Corporation Limited since February 2008, Golden Ocean Group Limited since November 2004, Archer since its incorporation in 2007 and Avance Gas Holding Limited since October 2013. Mrs. Blankenship served as a director of Golar LNG Limited from July 2003 until September 2015 and Golar LNG Partners LP from September 2007 until September 2015. She is a member of the Institute of Chartered Accountants in England and Wales.
Harald Thorstein has served as a director of the Company since September 2012. Mr. Thorstein is currently employed by Seatankers Consultancy Services (UK) Limited (previously Frontline Corporate Services) in London, prior to which he was employed in the Corporate Finance division of DnB NOR Markets, specializing in the offshore and shipping sectors. Mr. Thorstein has also served as a director of Ship Finance International Limited since 2011. He served as a director of Golden Ocean Shipping Limited’s predecessor from 2014 until its merger with “Knightsbridge Shipping Limited” in 2015. Mr. Thorstein has also served on the Boards of North Atlantic Drilling Ltd., from 2013 until 2015, Archer Limited from 2015 until 2016 and Frontline 2012 Ltd., from 2014 until 2015. Mr. Thorstein is Chairman of the Board of Directors of Deep Sea Supply Plc and has served as a Director of that company since 2013. Mr. Thorstein has an MSc in Industrial Economics and Technology Management from the Norwegian University of Science and Technology.
Andrew Cumming was originally appointed by the remaining elected directors to replace Bart Veldhuizen as a Class III elected director in June 2015 and was elected by the unitholders in September 2016. Mr. Cumming also serves on the Company’s conflicts committee. Mr. Cumming has almost 40 years of experience in banking and risk management. Prior to his retirement in 2014, Mr. Cumming spent 17 years of his career in a variety of positions at Lloyds Bank, including 7 years as Chief Credit Officer, Commercial Banking Division and membership of Group Risk and Commercial Banking Executive Committees.  He is a graduate of the University of London and a Fellow of the Chartered Institute of Bankers Scotland.  Mr. Cumming also currently acts as a director a mortgage company, Bluestone Holdings Group, and a private equity company, Lloyds Development Capital.
Keith MacDonald was appointed to the Company’s board of directors in October 2014. Mr. MacDonald also serves on the Company’s audit and conflicts committees. Mr. MacDonald has over 30 years of experience in asset finance as an adviser, banker and independent board director. From 2009 to 2013 he was Global Head of Structured Corporate Finance for Lloyds Banking Group which included the Shipping and other asset finance operations of the Bank. Prior to Lloyds he held senior roles for Citibank from 1990 to 2006 culminating in being Asia-Pacific Head of Structured Corporate Finance based in Hong Kong and was extensively involved in the Bank’s ship finance activities for the Asian market. From 2006 to 2009 he was a Founding Partner of Manresa Partners, a London-based Corporate Finance boutique that specialized in cross-border asset financing. Mr. MacDonald currently acts as an adviser to a number of companies and financial institutions. He is also an Independent Director of three aircraft finance entities and is a Non-Executive Director of First Derivatives plc, a FinTech company listed in London and Dublin. He is a graduate of the National University of Ireland, a Fellow of the Institute of Chartered Accountants in Ireland and a Chartered Director.
Executive Officers
The Company currently does not employ any of its executive officers and relies solely on Seadrill Management to provide the Company with personnel who perform executive officer services for the Company's benefit pursuant to the management and administrative services agreement and who are responsible for the Company's day-to-day management subject to the direction of the Board. The following table provides information about each of the personnel of Seadrill Management who perform executive officer services for us. The business address for the Company's executive officers is 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom.

Name	Age	Position
Mark Morris	53	Chief Executive Officer
John T. Roche	37	Chief Financial Officer
Mark Morris has served as the Chief Executive Officer of the Company since September 2015. Mr. Morris has served as the Chief Financial Officer of Seadrill since September 2015. Prior to joining Seadrill Partners and Seadrill, Mr. Morris was most recently Chief Financial Officer for Rolls-Royce Group plc. During his 28 year career at Rolls Royce, among other roles, Mark served as Group Treasurer, Managing Director, Rolls-Royce Capital and Treasurer of International Aero Engines, a Rolls-Royce Joint Venture. Mr. Morris is employed by Seadrill Management Ltd.
John T. Roche has served as the Chief Financial Officer of the Company since June 2015. Since 2013, Mr. Roche has served as Vice President of Investor Relations for Seadrill. Prior to joining Seadrill in May 2013, Mr. Roche spent 12 years at Morgan Stanley, most recently as an Executive Director in its Investment Banking Division. Mr. Roche is employed by Seadrill Management Ltd. and is a Chartered Financial Analyst.

B.     Compensation
Reimbursement of Expenses
The Seadrill Member does not receive compensation from the Company for any services it may provide on the Company's behalf, although it is entitled to reimbursement for expenses incurred on the Company's behalf. In addition, the Company reimburses Seadrill Management for expenses incurred pursuant to the management and administrative services agreement that the Company entered into with Seadrill Management in connection with the closing of the Company's IPO. Please read Item 7 "Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administrative Services Agreement".
Executive Compensation
Under a management and administrative services agreement, the Company is obligated to reimburse Seadrill Management for its reasonable costs and expenses incurred in connection with the provision of executive officer and other administrative services to us. For the year ended December 31, 2016, the Company incurred total costs, expenses and fees under this agreement of approximately $0.3 million. Seadrill Management Ltd. provides for the compensation of Mr. Morris and Mr. Roche in accordance with its own policies and procedures. The Company does not pay any additional compensation to the Company's officers. Officers and employees of affiliates of Seadrill may participate in employee benefit plans and arrangements sponsored by Seadrill or its affiliates, including plans that may be established in the future.
Compensation of Directors
The Company's officers or officers of Seadrill who also serve as the Company's directors receive additional compensation for their service as directors. Additionally, the Company's directors receive compensation for their service as directors and members of the audit committee and conflicts committee receive additional compensation for their services on these committees. During the year ended December 31, 2016, the Company's directors received aggregate compensation for services of $0.4 million. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board or its committees. Each director is fully indemnified by the Company for actions associated with being a director to the extent permitted under Marshall Islands law.

C.     Board Practices
General
The Company's operating agreement provides that the Company's Board has authority to oversee and direct the Company's operations, management and policies on an exclusive basis. The Company's executive officers manage the Company's day-to-day activities consistent with the policies and procedures adopted by the Board. Certain of the Company's current executive officers and directors are also executive officers or directors of Seadrill or its subsidiaries.
The Company's current Board consists of six members: Kate Blankenship, Graham Robjohns, Bert Bekker, Harald Thorstein, Andrew Cumming, and Keith MacDonald. The Board has determined that each of Ms. Blankenship, Mr. Bekker, Mr. Cumming and Mr. MacDonald satisfies the independence standards established by NYSE and Rule 10A-3 of the Exchange Act as applicable to the Company. Ms. Blankenship and Mr. Robjohns were appointed by the Seadrill Member in its sole discretion and will serve as directors for terms determined by the Seadrill Member. Mr. Bekker, Mr. Thorstein, Mr. Cumming and Mr. MacDonald were elected by the Company's common unitholders.
Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Mr. Thorstein is designated as the Class I elected director and will serve until the Company's annual meeting of unitholders in 2017. Mr. Bekker is designated as the Class II elected director and will serve until the Company's annual meeting of unitholders in 2018. Each of Mr. MacDonald and Mr. Cumming is designated as a Class III elected director and will serve until the Company's annual meeting of unitholders in 2019.
At each annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by the Company's common unitholders will be nominated by the Board or by any member or group of members that holds at least 10% of the outstanding common units.
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
Committees
The Company has an audit committee that, among other things, reviews the Company's external financial reporting, engages external auditors and oversees its internal audit activities and procedures and the adequacy of its internal accounting controls. The Company's audit committee is currently composed of three directors, Ms. Blankenship, Mr. Bekker and Mr. MacDonald. Ms. Blankenship and Mr. MacDonald qualify as "audit committee experts" for purposes of SEC rules and regulations.

The Company also has a conflicts committee composed of two members of its Board. The conflicts committee is available at the Board’s discretion to review specific matters that the Board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to the Company. The members of the conflicts committee may not be officers or employees of the Company or directors, officers or employees of the Seadrill Member or its affiliates, and must meet the independence standards established by the NYSE to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to the Company, approved by all of its members, and not a breach by its directors, the Seadrill Member or its affiliates of any duties any of them may owe the Company or its unitholders. The current members of the Company's conflicts committee are Mr. Cumming and Mr. MacDonald.
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
Management of OPCO
The Company's wholly owned subsidiary, Seadrill Operating GP LLC, the general partner of Seadrill Operating LP, manages Seadrill Operating LP’s operations and activities. The Company's Board has the authority to appoint and elect the directors of Seadrill Operating GP LLC, who in turn appoint the officers of Seadrill Operating GP LLC. Certain of the Company's directors and officers also serve as directors or executive officers of Seadrill Operating GP LLC. The partnership agreement of Seadrill Operating LP provides that certain actions relating to Seadrill Operating LP must be approved by its board of directors. These actions include, among other things, establishing maintenance and replacement capital and other cash reserves and the determination of the amount of quarterly distributions by Seadrill Operating LP to its partners, including us. In addition, the Company owns 51% of the limited liability company interests in Seadrill Capricorn Holdings LLC and controls its operations and activities. The Company also owns 100% of the limited liability company interests in Seadrill Partners Operating LLC and controls its operations and activities. Please read Item 7 “Major Unitholders and Related Party Transactions—Related Party Transactions—Operating Agreements for Seadrill Operating LP and Seadrill Capricorn Holdings LLC.”

D.     Employees
The Company's Chief Executive Officer and Chief Financial Officer provide their services to us pursuant to the management and administrative services agreement.
As of December 31, 2016, approximately 1,047 offshore staff served on the Company’s offshore drilling units and approximately 53 staff served onshore in technical, commercial and administrative roles in various countries. Certain subsidiaries of Seadrill provide onshore advisory, operational and administrative support to the Company’s operating subsidiaries pursuant to service agreements. Please read Item 7 "Major Unitholders and Related Party Transactions—Related Party Transactions—Advisory, Technical and Administrative Services Agreements", and "Major Unitholders and Related Party Transactions—Related Party Transactions—Management and Administrative Services Agreement".
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

E.     Unit Ownership
See Item 7 "Major Unitholders and Related Party Transactions—Major Unitholders".

Item 7.         Major Unitholders and Related Party Transactions

A.     Major Unitholders
The following table sets forth the beneficial ownership of units of Seadrill Partners LLC owned by beneficial owners of 5% or more of the units, and its directors and executive officers as of April 20, 2017:

Name of Beneficial Owner	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially Owned
	Number	Percent	Number	Percent
Seadrill Limited (1)	26,275,750	34.9%	16,543,350	100.0%	46.6%
Mark Morris (Chief Executive Officer)	—	—%	—	—%	—
John Roche (Chief Financial Officer)	—	—%	—	—%	—
Graham Robjohns (Director)	*	*	—	—%	*
Bert Bekker (Director)	—	—%	—	—%	—%
Kate Blankenship (Director)	*	*	—	—%	*
Harald Thorstein (Director)	—	—%	—	—%	—%
Andrew Cumming (Director)	—	—%	—	—%	—%
Keith MacDonald (Director)	*	*	—	—%	*
All directors and executive officers as a group (8 persons)	*	*	—	—%	*
 * Less than 1%.

(1)
Seadrill’s principal shareholder is Hemen Holdings Limited. Hemen Holding Limited, a Cyprus Holding Company, and other related companies which are collectively referred to herein as Hemen, the shares of which are held in trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 119,097,583 shares, or 23.6%, of the common stock of Seadrill, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen. In addition to the holdings of shares above, as of April 20, 2017, Hemen is party to Total Return Swap agreements relating to 3,900,000 of Seadrill’s common shares.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time any person or group owns beneficially more than 5% of any class of units then outstanding, any units beneficially owned by that person or group in excess of 5% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to the Board), determining the presence of a quorum or for other similar purposes under the Company's operating agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 5% will effectively be redistributed pro rata among the other common unitholders holding less than 5% of the voting power of all classes of units entitled to vote. The Seadrill Member, its affiliates and persons who acquired common units with the prior approval of the Board will not be subject to this 5% limitation except with respect to voting their common units in the election of the elected directors.

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
Additional disclosure of related party transactions for the years ended December 31, 2016, 2015, and 2014 are presented in Note 13 "Related party transactions" to the Consolidated Financial Statements included in this annual report.
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
i. Omnibus Agreement
At the closing of the Company's IPO, the Company and OPCO entered into the Omnibus Agreement with Seadrill, the Seadrill Member and certain of the Company's other subsidiaries. The following discussion describes certain provisions of the Omnibus Agreement.
Non-competition
Under the Omnibus Agreement, Seadrill agreed, and caused its controlled affiliates (other than the Company and the Seadrill Member) to agree, not to acquire, own, operate or contract for any drilling rig operating under a contract for five or more years. For purposes of the Omnibus Agreement, the term drilling rigs refers only to semi-submersibles, drillships and tender rigs. The Company refers to these drilling rigs, together with any related contracts, as "Five-Year Drilling Rigs" and to all other drilling rigs, together with any related contracts, as "Non-Five-Year Drilling Rigs". The restrictions in this paragraph do not prevent Seadrill or any of its controlled affiliates (including us and its subsidiaries) from:

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

Rights of First Offer on Drilling Rigs
Under the Omnibus Agreement, the Company and its subsidiaries granted to Seadrill a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Drilling Rigs or Non-Five-Year Drilling Rigs owned by us. Under the Omnibus Agreement, Seadrill agreed (and will cause its subsidiaries to agree) to grant a similar right of first offer to us for any Five-Year Drilling Rigs they might own. These rights of first offer do not apply to a (a) sale, transfer or other disposition of drilling rigs between any affiliated subsidiaries, or pursuant to the terms of any current or future contract or other agreement with a contractual counterparty or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.
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
Amendments
The Omnibus Agreement may not be amended without the prior approval of the conflicts committee of the Board if the proposed amendment will, in the reasonable discretion of the Board, adversely affect holders of the Company's common units.

ii. Acquisitions
The Company made the following acquisitions for the period from January 1, 2014 through December 31, 2016:
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
The implied purchase price of the Auriga Acquisition was $1.24 billion. The Company's portion of the purchase price for the Auriga Acquisition, after debt financing at the OPCO level, was $355.4 million. In addition, Seadrill Capricorn Holdings LLC financed $100.0 million of the purchase price by issuing a zero coupon limited recourse discount note to Seadrill that was repaid in June 2014. At the time of the acquisition, Seadrill Auriga Hungary Kft. was a borrower under the $1.45 billion credit facility used to finance the West Auriga. As of the closing date of the Auriga Acquisition, Seadrill Auriga Hungary Kft owed $443.1 million in principal under this facility. The liabilities relating to the Company under the facility were subsequently extinguished when the facility was repaid in June 2014.
Purchase of Additional Limited Partner Interest in Seadrill Operating LP
On July 21, 2014, the Company purchased a 28% limited partner interest in Seadrill Operating LP from Seadrill for cash consideration of $372.8 million.
West Vela Acquisition
On November 4, 2014, the Company’s 51% owned subsidiary, Seadrill Capricorn Holdings LLC, completed the purchase of 100% of the ownership interests in each of Seadrill Vela Hungary Kft, a Hungarian company which owns the drillship, the West Vela, and Seadrill Gulf Operations Vela LLC, a Delaware limited liability company which operates the West Vela, pursuant to a Contribution, Purchase and Sale Agreement, dated as of November 4, 2014, by and among Seadrill, the Company, Seadrill Capricorn Holdings LLC and Seadrill Americas Inc. The Vela Acquisition was accomplished through a series of purchases and contributions. As a result of these transactions, the Company acquired a 51% indirect interest in the ownership and operations of the West Vela. The initial purchase price was $900.0 million. Seadrill Vela Hungary Kft. is a borrower under the $1,450 million Senior Secured Credit Facility used to finance the West Vela, and under which its obligations are secured by the West Vela. As of the closing date of the Vela Acquisition, Seadrill Vela Hungary Kft owed $433.1 million in principal under the $1,450 million Senior Secured Credit Facility. Seadrill Vela Hungary Kft’s liability to repay debt under the $1,450 million Senior Secured Credit Facility that relates to another rig owned by Seadrill and financed under the$1,450 million Senior Secured Credit Facility remains. However, Seadrill has agreed to indemnify us, Seadrill Capricorn Holdings LLC and Seadrill Vela Hungary Kft. against any liability we may incur under the $1,450 million Senior Secured Credit Facility in respect of such debt.
As part of the acquisition agreement, Seadrill Capricorn Holdings LLC also has an obligation to pay $44,000 per day for the West Vela's current contract with BP which expires in November 2020. In addition, Seadrill Capricorn Holdings LLC will pay contingent consideration of up to $40,000 per day for the remainder of the BP contract, depending on the actual amount of contract revenue received from BP per day. The purchase price was subsequently adjusted by a working capital adjustment of $6.0 million.
West Polaris Acquisition
On June 19, 2015, Seadrill Operating LP completed the purchase of 100% of the ownership interests in Seadrill Polaris, the entity that owns and operates the drillship the West Polaris. The initial consideration for the Polaris Acquisition was comprised of $204.0 million of cash and $336.0 million of debt outstanding under the existing credit facility financing the West Polaris.
In addition, Seadrill Operating issued a note (the “Seller's Credit”) of $50.0 million to Seadrill, payment of which is contingent on the future re-contracted dayrate for the West Polaris. The Seller's Credit is due in 2021 and bears an interest rate of 6.5% per annum. During the three-year period following the completion of the current drilling contract with ExxonMobil, the Seller's Credit may be reduced if the average contracted dayrate (net of commissions) for the period, adjusted for utilization, under any replacement contract is below $450,000 per day until the Seller's Credit's maturity in 2021. Should the average dayrate of the replacement contract be above $450,000 per day, the entire Seller's Credit must be paid to Seadrill upon maturity of the Seller's Credit in 2021. In addition, Seadrill Polaris may make further contingent payments to Seadrill based upon the West Polaris's operating dayrate. At the time of acquisition, the West Polaris was contracted with ExxonMobil on a dayrate of $653,000 per day until March 2018. Under the terms of the acquisition agreement, Seadrill Polaris has agreed to pay Seadrill (a) any dayrate it receives in excess of $450,000 per day, adjusted for daily utilization, through the remaining term, without extension, of the ExxonMobil contract (the “Initial Earn-Out”) and (b) after the expiration of the term of the existing contract until March 2025, 50% of any day rate above $450,000 per day, adjusted for daily utilization, tax and agency commission (the “Subsequent Earn-Out”).
Refer to Note 3 "Business acquisitions" to the Consolidated Financial Statements included in this annual report for more information on each acquisition.

iii. Management and Administrative Services Agreements
In connection with the IPO, subsidiaries of Seadrill Partners, entered into a management and administrative services agreement with Seadrill Management, a wholly owned subsidiary of Seadrill, pursuant to which Seadrill Management provides Seadrill Partners certain management and administrative services. In April 2016, the agreement was amended and extended for an indefinite term. It can be terminated by providing 90 days written notice The services provided by Seadrill Management are charged at cost plus a management fee to be agreed upon from time to time by the parties. During the year ended December 31, 2016 the management fee has ranged from 4.85% to 8% of costs and expenses incurred in connection with providing these services.
Under the management and administrative services agreement, the Company is obligated to reimburse Seadrill Management for its reasonable costs and expenses incurred in connection with the provision of executive officer and other administrative services to us. For the year ended December 31, 2016, the Company incurred total costs, expenses and fees under this agreement of approximately $0.3 million. Seadrill Management Ltd. provides for the compensation of Mr. Morris and Mr. Roche in accordance with its own policies and procedures. The Company does not pay any additional compensation to the Company's officers. Officers and employees of affiliates of Seadrill may participate in employee benefit plans and arrangements sponsored by Seadrill or its affiliates, including plans that may be established in the future.
iv. Advisory, Technical and Administrative Services Agreements
Each of the Company’s operating subsidiaries have entered into certain advisory, technical and administrative services agreements with subsidiaries of Seadrill, pursuant to which such subsidiaries provide advisory, technical and administrative services. The services provided by Seadrill's subsidiaries are charged at cost plus service fee equal to approximately 5% of costs and expenses incurred in connection with providing these services. Amounts payable under the advisory, technical and administrative services agreements must be paid within 30 days after such Seadrill subsidiary submits to the applicable subsidiary an invoice for such fees, costs and expenses, together with any supporting detail that may be reasonably required. Such services include:

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
These operating agreements provide that the amount of cash reserves for future maintenance and replacement capital expenditures, working capital and other matters and the amount of quarterly cash distributions to owners will be determined by the Company as the sole member of Seadrill Operating GP LLC and by the board of directors of Seadrill Capricorn Holdings LLC. In addition, the Company's approval as the sole member of Seadrill Operating GP LLC and as the controlling member of Seadrill Capricorn Holdings LLC is required for the following actions relating to Seadrill Operating LP or Seadrill Capricorn Holdings LLC:

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
Approval of the conflicts committee of the Board is required to amend these operating agreements.
vi. Loans and Financing Agreements
Seadrill has provided the Company and its subsidiaries with various loans and financing agreements. Below is information regarding the loans outstanding during the years ended December 31, 2016 and 2015. For additional disclosure regarding these agreements, please read Note 11 "Debt" and Note 13 "Related party transactions" to the Consolidated Financial Statements included in this annual report.
$440 Million Rig Financing Agreement
Seadrill financed the construction of certain drilling units in the Company’s fleet with borrowings under third party credit facilities. In connection with the Company's IPO and certain subsequent acquisitions from Seadrill, Seadrill amended and restated the various third party credit facilities (“Rig Financing Agreements”) to allow for the transfer of the respective drilling units to OPCO and to provide for OPCO and its subsidiaries that, directly or indirectly, own the drilling units to guarantee the obligations under the facilities. In connection therewith, such subsidiaries entered into intercompany loan agreements with Seadrill corresponding to the aggregate principal amount outstanding under the third party credit facilities allocable to the applicable drilling units.
As of December 31, 2016 and 2015, the only remaining Rig Financing Agreement with Seadrill related to the T-15 and T-16 (the "$440 million Rig Financing Agreement").
The $440 million Rig Financing Agreement is secured by the T-15 and T-16 and one other rig owned by Seadrill. In May 2013, Seadrill entered into an amendment to the $440 Million Rig Financing Agreement to allow for the transfer of the T-15 to Seadrill Partners Operating LLC and to add Seadrill Partners Operating LLC as a guarantor under the $440 million Rig Financing Agreement.  In October 2013, Seadrill entered into an amendment to the $440 million Rig Financing Agreement to allow for the transfer of the T-16 to Seadrill Partners Operating LLC. Effective from the respective dates of transfer of the T-15 and the T-16 from Seadrill to Seadrill Partners Operating LLC, the entities that own the T-15 and T-16 entered into intercompany loan agreements with Seadrill in the amount of approximately $100.5 million and $93.1 million, respectively. These loans bear interest at a rate of LIBOR plus 3.25% and will mature in December 2017. Pursuant to the intercompany loan agreements, the entities which own the T-15 and T-16 make payments of principal and interest directly to the lenders under the $440 million Rig Financing Agreement, at Seadrill’s direction and on its behalf.  Such payments correspond to payments of principal and interest due under the $440 million Rig Financing Agreement that are allocable to the T-15 and the T-16.
The total amounts owed under the $440 million Rig Financing Agreement, totaled $119.1 million as of December 31, 2016 (December 31, 2015: $139.0 million). Certain subsidiaries of the Company are guarantors under the $440 million Rig Financing Agreement. Under the terms of the $440 Million Rig Financing Agreement, the guarantors are jointly and severally liable for other guarantors and the borrowers who are party to this facility. In connection with the T-15 and T-16 acquisitions, Seadrill agreed to indemnify Seadrill T-15 Ltd, Seadrill T-16 Ltd, Seadrill International Ltd and Seadrill Partners Operating LLC against any liability incurred by them pursuant to their guarantees and share pledges under the $440 Million Rig Financing Agreement. Seadrill is entitled to set off any such claims for indemnification against any claim it may have against Seadrill T-15 Ltd, Seadrill T-16 Ltd, Seadrill International Ltd and Seadrill Partners Operating LLC, including for claims under the intercompany loan agreements for the T-15 and T-16.
West Vencedor Loan Agreement
The senior secured credit facility relating to the West Vencedor was repaid in full by Seadrill in June 2014, and subsequently the related party agreement between the Company's subsidiary, Seadrill Vencedor Ltd., and Seadrill was amended to carry on this facility on the same terms (the "West Vencedor Loan Agreement"). The West Vencedor Loan Agreement was scheduled to mature in June 2015, at which time all outstanding amounts thereunder would have become due and payable, including a balloon payment of $70 million. On April 14, 2015, the West Vencedor Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears interest at LIBOR plus a margin of 2.3% and a balloon payment of $21 million due at maturity in June 2018. The total amount owed to Seadrill under the West Vencedor Loan Agreement as of December 31, 2016, was $41.2 million (December 31, 2015: $57.5 million).
$1,450 Million Senior Secured Credit Facility
Under the terms of the $1,450 million Senior Secured Credit Facility, certain subsidiaries of Seadrill and the Company are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement.  These obligations are continuing and extend to amounts payable by any borrower under the facility. Seadrill has provided an indemnity to the Company for any payments or obligations related to this facility that are not related to the West Vela. The facility has a final maturity in 2025, with a commercial tranche maturing in 2018, and bears interest at a rate equal to LIBOR plus a margin that varies from 1.2% to 3% depending on which of the four loan tranches to which it is applicable which, in the case of the 3% margin, may be further increased by an additional 0.75% per annum depending on the leverage ratio. The total amount owed under this facility by all parties as of December 31, 2016 was $695.4 million (December 31, 2015: $775.6 million).
$109.5 Million Vendor Financing Loan
In May, 2013, the Company borrowed from Seadrill $109.5 million as vendor financing to fund the acquisition of the T-15. The loan bore interest at a rate of LIBOR plus a margin of 5% and matured in May 2016. The loan was repaid in full in 2016 such that the outstanding balance as of December 31, 2016 was nil (December 31, 2015: $109.5 million).

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
Each loan bears an interest rate of one-month LIBOR plus 0.56% and matures in August 2017. Each of the loan parties understand and agree that the loan agreements act in parallel with each other. As of December 31, 2016, $39.4 million (December 31, 2015: $143.0 million) was outstanding under each such loan.
$100 Million Sponsor Revolving Credit Facility
On October 24, 2012, in connection with the closing of the Company's IPO, OPCO entered into a $300 million revolving credit facility with Seadrill, as the lender, to be used to fund working capital requirements, acquisitions and other general company purposes. On March 1, 2014, the Sponsor Revolving Credit Facility was amended to reduce its capacity to $100 million. The Sponsor Revolving Credit Facility is for a term of 5 years, maturing on October 24, 2017 and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. The outstanding balance as of December 31, 2016 was nil (December 31, 2015: nil).
vii. Derivative Interest Rate Swap Agreements
As of December 31, 2016, the Company was party to interest rate swap agreements with Seadrill for a combined outstanding principal amount of approximately $620.3 million at rates between 1.10% per annum and 1.93% per annum. The swap agreements mature between July 2018 and December 2020. The net loss recognized on the Company’s interest rate swaps for the year ended December 31, 2016, was $4.1 million (year ended December 31, 2015: loss of $10.2 million). Refer to Note 14 "Risk management and financial instruments" to the Consolidated Financial Statements included in this annual report for further information.
viii. Bareboat Charter Agreements
In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of the Company, necessitating certain changes to the inter-company contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius and a wholly-owned subsidiary of the Company, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. The contract was terminated effective April 18, 2017 on completion of the rigs contract with Hibernia Management. The net effect to the Company of these bareboat charter arrangements was a cost of $25,500 per day.
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
For the year ended December 31, 2016 the net effect to the Company of the above bareboat charters was net expenditure of $9.5 million (December 31, 2015: net income $1.6 million).

C.     Interests of Experts and Counsel
Not applicable.

Item 8.         Financial Information

A.     Consolidated Statements and Other Financial Information
Please see Item 18 "Financial Statements" below for additional information required to be disclosed under this item.
Legal Proceedings
From time to time the Company has been, and expects that in the future it will be, subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

West Leo
The Company received notification of a force majeure occurrence on October 1, 2016 in respect of the drilling contract for the West Leo which was operating for Tullow in Ghana. The Company filed a claim in the English High Court formally disputing the occurrence of force majeure and seeking declaratory relief from the High Court. Tullow subsequently terminated the drilling contract on December 1, 2016 for (a) 60-days claimed force majeure, or (b) in the alternative, frustration of contract, or (c) in the further alternative, for convenience. The Company does not accept that the contract has been terminated by the occurrence of force majeure under the terms of the drilling contract and/or that the contract has been discharged by frustration.  Accordingly, the Company’s claim in the English High Court was amended to reflect this. In the event of termination for convenience, the Company is entitled to an early termination fee of 60% of the remaining contract backlog, subject to an upward or downward adjustment depending on the work secured for the West Leo over the remainder of the contract term, plus other direct costs incurred as a result of the early termination. The total amount we are seeking to recover is $277.0 million plus interest.
Patent infringement
In January 2015, a subsidiary of Transocean Ltd. filed suit against certain of our subsidiaries for patent infringement. The suit alleges that two of our drilling rigs that operate in the U.S. Gulf of Mexico violated Transocean patents relating to dual-activity drilling. In the same year, we challenged the validity of the patents via the Inter Parties Review process within the U.S. Patent and Trademark Office which ultimately stayed the litigation. The IPR board held in March 2017 that the patents were valid. Despite this finding, we do not believe that our rigs infringe the Transocean patents, which have now expired, and we continue to defend ourselves vigorously against this suit. We do not believe that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position. We have not previously recognized any related loss contingency in our Consolidated Financial Statements as of December 31, 2016 as we do not believe the loss to be probable.
The Company is not aware of any other legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company. Please also see Note 15 "Commitments and contingencies" to the Consolidated Financial Statements in this annual report.
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

•
The Company's unitholders have no contractual or other legal right to receive distributions other than the obligation under the Company's operating agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of the Board to establish reserves and other limitations.

•
The board of directors of Seadrill Operating LP’s general partner, Seadrill Operating GP LLC (subject to approval by the Company's Board), has authority to establish reserves for the prudent conduct of its business. In addition, the Company's Board controls Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC, and has the authority to establish reserves for the prudent conduct of their respective businesses. The establishment of these reserves could result in a reduction in cash distributions to the Company's unitholders from levels the Company currently anticipates pursuant to the Company's stated cash distribution policy.

•
The Company's ability to make cash distributions will be limited by restrictions on distributions under its financing agreements. The Company’s financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If the Company is unable to satisfy the restrictions included in any of its financing agreements or is otherwise in default under any of those agreements, it could have a material adverse effect on the Company's ability to make cash distributions to its unitholders, notwithstanding the Company's stated cash distribution policy. These financial tests and covenants are described in this annual report in Item 5 "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowing Activities".

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

•
Although the Company's operating agreement requires the Company to distribute all of the Company's available cash, the Company's operating agreement, including provisions requiring the Company to make cash distributions, may be amended. During the subordination period, with certain exceptions, the Company's operating agreement may not be amended without the approval of a majority of the units held by non-affiliated common unitholders. After the subordination period has ended, the Company's operating agreement can be amended with the approval of a majority of the outstanding common units, including those held by Seadrill. As of April 20, 2017, Seadrill owns approximately 34.9% of the Company's common units and all of the Company's subordinated units.

•
Even if the Company's cash distribution policy is not modified or revoked, the amount of distributions the Company pays under the Company's cash distribution policy and the decision to make any distribution is determined by the Board, taking into consideration the terms of the Company's operating agreement.

•
Under Section 40 of the Marshall Islands Act, the Company may not make a distribution to the Company's unitholders if, after giving effect to the distribution, all liabilities of the Company, other than liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the assets of the Company, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the Company only to the extent that the fair value of that property exceeds that liability. Identical restrictions exist on the payment of distributions by OPCO to its equity holders.

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
Minimum Quarterly Distribution
Common unitholders are entitled under the Company's operating agreement to receive a quarterly distribution of $0.3875 per unit prior to any distribution on the subordinated units and to the extent the Company has sufficient cash on hand to pay the distribution, after establishment of cash reserves and payment of fees and expenses. There is no guarantee that the Company will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if the Company's cash distribution policy is not modified or revoked, the amount of distributions paid under the Company's policy and the decision to make any distribution is determined by the Board, taking into consideration the terms of the Company's operating agreement. The Company will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default then exists under the Company's financing agreements. Please read Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the restrictions contained in the Company's credit facilities and lease arrangements that may restrict the Company's ability to make distributions.
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

•
the "adjusted operating surplus" (as defined in the partnership agreement) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted weighted average basis during those periods; and

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

Because the Company did not make payment of the minimum quarterly distribution in 2016, the subordinated units will not convert prior to 2020.
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
The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the unitholders and the holders of the incentive distribution rights in any available cash from operating surplus the Company distributes up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount", until available cash from operating surplus the Company distributes reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	Holders of IDRs
Minimum Quarterly Distribution	$0.3875	100%	—%
First Target Distribution	up to $0.4456	100%	—%
Second Target Distribution	above $0.4456 up to $0.4844	85%	15%
Third Target Distribution	above $0.4844 up to $0.5813	75%	25%
Thereafter	above $0.5813	50%	50%

B.     Significant Changes
There have been no significant changes since the date of our Consolidated Financial Statements included in this report, other than as described in Note 18 "Subsequent Events" thereto.

Item 9.         The Offer and Listing

A.     Offer and Listing Details
The high and low sales prices of the Company's common units as reported by the New York Stock Exchange, for the years, quarters and months indicated, are as follows:

Year Ended	High	Low
December 31, 2016	$6.45	$1.70
December 31, 2015	17.33	2.92
December 31, 2014	35.10	14.57
December 31, 2013	33.68	25.65
December 31, 2012 (1)	28.00	22.90

Quarter Ended	High	Low
March 31, 2017	$5.33	$2.85
December 31, 2016	5.07	3.00
September 30, 2016	6.45	3.00
June 30, 2016	6.24	3.02
March 31, 2016	4.74	1.70
December 31, 2015	12.20	2.92
September 30, 2015	13.36	7.94
June 30, 2015	16.17	11.80
March 31, 2015	17.33	11.50

Month Ended	High	Low
April 26, 2017 (2)	$3.66	$3.40
March 31, 2017	4.58	2.85
February 28, 2017	5.33	3.90
January 31, 2017	4.56	3.75
December 31, 2016	5.07	3.43
November 30, 2016	3.64	3.00
October 31, 2016	3.89	3.21
(1) Includes the period from October 19, 2012 through December 31, 2012.
(2) Includes the period from April 1, 2017 to April 26, 2017

B.     Plan of distribution
Not applicable.

C.     Markets
The Company's common units currently trade on the New York Stock Exchange under the symbol “SDLP”.

D.    Selling Shareholders
Not applicable.

E.    Dilution
Not applicable.

F.    Expenses of the issue
Not applicable.

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

1.
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

2.
Omnibus Agreement among Seadrill Limited, Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating LP, Seadrill Operating GP LLC, and Seadrill Capricorn, dated as of October 24, 2012. See Item 7 "Major Unitholders and Related Party Transactions-Related Party Transactions-Omnibus Agreement."

3.
Amended and Restated Management and Administrative Services Agreement with Seadrill Management Ltd. See Item 7 "Major Unitholders and Related Party Transactions-Related Party Transactions-Management and Administrative Services Agreements."

4.
Advisory, Technical and Administrative Services Agreement with Seadrill Americas, Inc. See Item 7 "Major Unitholders and Related Party Transactions-Related Party Transactions-Advisory, Technical and Administrative Services Agreements."

5.
Advisory, Technical and Administrative Services Agreement between Seadrill Management AME Ltd and Seadrill Vencedor Ltd. dated January 1, 2012. See Item 7 "Major Unitholders and Related Party Transactions-Related Party Transactions-Advisory, Technical and Administrative Services Agreements."

6.
Advisory, Technical and Administrative Services Agreement between Seadrill Management AME Ltd and Seadrill Deepwater Drillship Ltd. dated January 1, 2012. See Item 7 "Major Unitholders and Related Party Transactions-Related Party Transactions-Advisory, Technical and Administrative Services Agreements."

7.
Administrative, Technical and Advisory Agreement, effective as of January 1, 2012 by and among Seadrill Management AME Ltd. and Seadrill Ghana Operations Ltd. See Item 7 "Major Unitholders and Related Party Transactions-Related Party Transactions-Advisory, Technical and Administrative Services Agreements."

8.
Administrative, Technical and Advisory Agreement, effective as of January 1, 2012 by and among Seadrill Management AME Ltd. and Seadrill Ghana Operations Ltd., effective as of December 13, 2013, by and among Seadrill Americas Inc. and Seadrill Gulf Operations Sirius LLC. See Item 7 "Major Unitholders and Related Party Transactions-Related Party Transactions-Advisory, Technical and Administrative Services Agreements."

9.
Administrative, Technical and Advisory Agreement, effective as of March 21, 2014, by and among Seadrill Americas Inc. and Seadrill Gulf Operations Auriga LLC. See Item 7 "Major Unitholders and Related Party Transactions-Related Party Transactions-Advisory, Technical and Administrative Services Agreements."

10.
Administrative, Technical and Advisory Agreement, effective as of February 15, 2013, between Seadrill Americas Inc. and Seadrill Gulf Operations Vela LLC. See Item 7 "Major Unitholders and Related Party Transactions-Related Party Transactions-Advisory, Technical and Administrative Services Agreements."

11.
Administrative Support Contract, dated July 1, 2014, between Seadrill Mobile Units Nigeria Limited and Seadrill Nigeria Operations Limited. See Item 7 "Major Unitholders and Related Party Transactions-Related Party Transactions-Advisory, Technical and Administrative Services Agreements."

12.
Administrative Support Contract, dated July 1, 2014, between Seadrill Mobile Units Nigeria Limited and Seadrill Offshore Nigeria Limited. See Item 7 "Major Unitholders and Related Party Transactions-Related Party Transactions-Advisory, Technical and Administrative Services Agreements."

13.
Advisory, Technical and Administrative Services Agreement, dated June 19, 2015, between Seadrill Management AME Ltd. and Seadrill Polaris Ltd. See Item 7 "Major Unitholders and Related Party Transactions-Related Party Transactions-Advisory, Technical and Administrative Services Agreements."

14.
Amended and Restated Revolving Loan Agreement, dated August 31, 2013 among Seadrill Operating LP, Seadrill Capricorn Holdings LLC, and Seadrill Partners Operating LLC as borrowers, and Seadrill Limited, as lender, as amended by the Second Amendment to Revolving Loan Agreement, dated March 1, 2014. See Note 11 - "Debt" and Note 13 - "Related party transactions" to the Consolidated Financial Statements included in this annual report.

15.
Loan Agreement dated September 28, 2012 between Seadrill Limited and Seadrill Vencedor Ltd, as amended by Amendment No. 1, dated August 28, 2014, and Amendment No. 2, dated April 14, 2015. See Note 11 "Debt" and Note 13 "Related party transactions" to the Consolidated Financial Statements included in this annual report.

16.
US$440,000,000 Secured Credit Facility Agreement dated December 4, 2012 between Seadrill Limited, as borrower, the subsidiaries of Seadrill Limited named therein as guarantors, and the banks and financial institutions named therein as lenders, as amended by the letter agreement, dated June 18, 2015, the waiver approval letter, dated April 28, 2016, and the consent request and waiver approval letter dated March 28, 2017. See Note 11 "Debt" and Note 13 "Related party transactions" to the Consolidated Financial Statements included in this annual report.

17.
Loan Agreement, dated May 16, 2013, between Seadrill Limited, Seadrill T-15 Ltd., Seadrill Partners Operating LLC and Seadrill International Limited. This is an intercompany loan agreement with Seadrill pursuant to which Seadrill T-15 Ltd. makes payments of principal and interest to the lenders of the $440 Million Rig Financing Agreement on Seadrill’s behalf. See Note 11 "Debt" and Note 13 "Related party transactions" to the Consolidated Financial Statements included in this annual report.

18.
Intercompany Loan Agreement, dated May 16, 2013, between Seadrill Limited, as lender and Seadrill Partners Operating LLC, as borrower. Pursuant to this agreement, Seadrill Partners Operating borrowed $109.5 million to fund the acquisition of the entities that own and operate the T-15. See Note 11 "Debt" and Note 13 "Related party transactions" to the Consolidated Financial Statements included in this annual report.

19.
Loan Agreement, dated October 11, 2013, by and among Seadrill Limited, Seadrill T-16 Ltd. and Seadrill Partners Operating LLC. Pursuant to this agreement, Seadrill T-16 makes payments of principal and interest directly to the lenders under the $440 Million Rig Financing Agreement on Seadrill's behalf. See Note 11 "Debt" and Note 13 "Related party transactions" to the Consolidated Financial Statements included in this annual report.

20.
Amended and Restated Credit Agreement dated as of June 26, 2014, among Seadrill Operating LP, Seadrill Partners Finco LLC, Seadrill Capricorn Holdings LLC, various lenders and Deutsche Bank AG New York Branch, as Administrative Agent and Collateral Agent. See Note 11 "Debt" to the Consolidated Financial Statements included in this annual report.

21.
Second Amended and Restated $1,450 million Senior Secured Credit Facility Agreement, dated as of November 4, 2014, among Seadrill Tellus Ltd. and Seadrill Vela Hungary Kft., as Borrowers, Seadrill Limited, as Parent, the guarantors party thereto, ING Bank N.V., as Agent, the lenders party thereto and the other parties thereto, as amended by the letter agreement, dated May 28, 2015 and the waiver approval letter dated April 28, 2016, and the consent request and waiver approval letter, dated March 29, 2017. See Note 11 "Debt" to the Consolidated Financial Statements included in this annual report.

22.
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

23.
Amendment and Restatement Agreement, dated June 19, 2015, between Seadrill Polaris Ltd. as borrower, Seadrill Limited as parent, Ship Finance International Limited as retiring guarantor and the other companies listed therein as guarantors, the banks and financial institutions listed therein as lenders, DNB Bank ASA and Nordea Bank AB, London Branch as bookrunners, the banks and financial institutions named therein as mandated lead arrangers and DNB Bank ASA, as agent, relating to the US$420,000,000 Term Loan and Revolving Credit Facilities Agreement, originally dated December 28, 2012, as previously amended and as amended by the waiver approval letter dated April 28, 2016, and the consent request and waiver approval letter, dated March 28, 2017. See Note 11 "Debt" to the Consolidated Financial Statements included in this annual report.

24.
Loan Agreement, dated April 28, 2016, but effective as of December 17, 2015, between Seadrill Hungary Kft and Seadrill Limited. See Item 7 "Major Unitholders and Related Party Transactions-Related Party Transactions-Loans and Financing Agreements-$143 Million Loan Agreement."

25.
Loan Agreement, dated April 28, 2016, but effective as of December 17, 2015, between Seadrill Neptune Hungary Kft and Seadrill Gulf Operations Sirius LLC. See Item 7 "Major Unitholders and Related Party Transactions-Related Party Transactions-Loans and Financing Agreements-$143 Million Loan Agreement."

26.
Bareboat Charter Agreement between Seadrill Offshore AS and Seadrill Canada Ltd. dated October 5, 2012. See Note 13 "Related party transactions" to the Consolidated Financial Statements included in this annual report.

27.
Bareboat Charter Agreements between Seadrill China Operations Ltd. and Seadrill Offshore AS dated October 5, 2012. See Note 13 "Related party transactions" to the Consolidated Financial Statements included in this annual report.

28.
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill T-15 Ltd. and Seadrill UK Ltd. See Note 13 "Related party transactions" to the Consolidated Financial Statements included in this annual report.

29.
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill T-16 Ltd. and Seadrill UK Ltd. See Note 13 "Related party transactions" to the Consolidated Financial Statements included in this annual report.

30.
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill International Ltd. and Seadrill UK Ltd., relating to the T-15. See Note 13 "Related party transactions" to the Consolidated Financial Statements included in this annual report.

31.
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill International Ltd. and Seadrill UK Ltd., relating to the T-16. See Note 13 "Related party transactions" to the Consolidated Financial Statements included in this annual report.

32.
Contribution, Purchase and Sale Agreement, dated March 11, 2014. Pursuant to this agreement, Seadrill Capricorn Holdings LLC acquired the entities that own and operate the West Auriga. See Note 3 "Business acquisitions" to the Consolidated Financial Statements included in this annual report.

33.
Limited Partner Interest Purchase Agreement, dated as of July 17, 2014, between Seadrill Limited and Seadrill Partners LLC. Pursuant to this agreement, the Company purchased an additional 28% limited partner interest in Seadrill Operating LP. See Note 13 "Related party transactions" to the Consolidated Financial Statements included in this annual report.

34.
Contribution, Purchase and Sale Agreement, dated November 4, 2014, by and among Seadrill Limited, Seadrill Partners LLC, Seadrill Capricorn Holdings LLC and Seadrill Americas Inc. Pursuant to this agreement, Seadrill Capricorn Holdings LLC acquired the entities that own and operate the West Vela. See Note 3 "Business acquisitions" to the Consolidated Financial Statements included in this annual report.

35.
Purchase and Sale Agreement, dated as of June 16, 2015, by and among Seadrill Limited, Seadrill Operating LP, Seadrill Polaris Ltd. Pursuant to this agreement, Seadrill Operating LP acquired the entity that owns and operates the West Polaris. See Note 3 "Business Acquisitions" to the Consolidated Financial Statements included in this annual report.

36.
Promissory Note, dated as of June 19, 2015, between Seadrill Operating LP and Seadrill Limited. See Note 3 "Business acquisitions" to the Consolidated Financial Statements included in this annual report.

37.
Guaranty, dated as of June 19, 2015, between Seadrill Partners LLC as the guarantor and Seadrill Limited as the holder. See Note 3 "Business acquisitions" to the Consolidated Financial Statements included in this annual report.

D.     Exchange Controls
The Company is not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, distributions, interest or other payments to non-resident and non-citizen holders of the Company's securities.
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
This discussion is based upon provisions of the Code, Treasury Regulations, and current administrative rulings and court decisions, all as in effect or existence on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "we", "our" or "us" are references to Seadrill Partners LLC.
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

U.S. Federal Income Taxation of U.S. Holders
As used herein, the term "U.S. Holder" means a beneficial owner of the Company's common units that owns (actually or constructively) less than 10% of the Company's equity and that is:

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

Distributions
Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by the Company with respect to the Company's common units generally will constitute dividends, to the extent of the Company's current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company's earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and, thereafter, as capital gain. U.S. Holders that are corporations generally will not be entitled to claim dividends received deductions with respect to distributions they receive from the Company because the Company is not a U.S. corporation. Dividends received with respect to the Company's common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.
Dividends received with respect to the Company's common units, by a U.S. Holder that is an individual, trust or estate (a "U.S. Individual Holder") generally will be treated as "qualified dividend income", which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (i) the Company's common units are readily tradable on an established securities market in the United States (such as The New York Stock Exchange on which the Company's common units are traded); (ii) the Company is not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be, as discussed below under "PFIC Status and Significant Tax Consequences"); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121 days period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.
The Company has published on its website a copy of its IRS Form 8937 in connection with its distributions paid in the year ended December 31, 2016. There is no assurance that any dividends paid on the Company's common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on the Company's common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
Special rules may apply to any amounts received in respect of the Company's common units that are treated as "extraordinary dividends". In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a unitholder’s adjusted tax basis (or fair market value). If the Company pays an “extraordinary dividend” on the Company's common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.
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
Medicare Tax on Net Investment Income
Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (i) "net investment income" or (ii) the excess of "modified adjusted gross income" over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). "Net investment income" generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Unitholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of the Company's common units.

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
Based on the Company's current and projected method of operation, the Company believes that the Company was not a PFIC for its 2016 taxable year, and the Company expects that it will not be treated as a PFIC for the current or any future taxable year. The Company expects that more than 25% of its gross income for its 2016 taxable year arose and for the current and each future year will arise from such drilling contracts or other income that the Company believes should not constitute passive income, and more than 50% of the average value of the Company's assets for each such year will be held for the production of such non-passive income. Assuming the composition of the Company's income and assets is consistent with these expectations, the Company believes that it should not be a PFIC for its 2016 taxable year or its current or any future year.
Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing the Company's specific method of operation. Conclusions in this area therefore remain matters of interpretation. The Company is not seeking a ruling from the IRS on the treatment of income generated from the Company's drilling contracts or charters. Thus, it is possible that the IRS or a court could disagree with this position. In addition, although the Company intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, the Company cannot assure unitholders that the nature of its operations will not change in the future and that the Company will not become a PFIC in any future taxable year.
As discussed more fully below, if the Company was to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a "Qualified Electing Fund", which the Company refers to as a "QEF election". As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to the Company's common units, as discussed below. If the Company is a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of the Company's subsidiaries that are PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries. In addition, if a U.S. Holder owns the Company's common units during any taxable year that the Company is a PFIC, such holder must file an annual report with the IRS.
Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election (an "Electing Holder"), then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of the Company's ordinary earnings and net capital gain, if any, for the Company's taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from the Company in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of the Company's common units. A U.S. Holder makes a QEF election with respect to any year that the Company is a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to the Company's expectations, the Company determines that the Company is treated as a PFIC for any taxable year, the Company will provide each U.S. Holder with the information necessary to make the QEF election described above.
Taxation of U.S. Holders Making a “Mark-to-Market” Election
If the Company was to be treated as a PFIC for any taxable year and, as the Company anticipates, the Company's units were treated as "marketable stock", then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to the Company's common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of the Company's common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of the Company's subsidiaries that were determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
If the Company was to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a "mark-to-market" election for that year (or a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the Company's common units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

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
U.S. Federal Income Taxation of Non-U.S. Holders
A beneficial owner of the Company's common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a "Non-U.S. Holder". If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding the Company's common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of the Company's common units.
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
In addition, individual citizens or residents of the United States holding certain "foreign financial assets" (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year, or (2) $75,000 at any time during the tax year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy the reporting obligations described above. Unitholders should consult their tax advisors regarding the reporting obligations, if any, that result from their purchase, ownership or disposition of the Company's units.

Non-United States Tax Considerations
Unless the context otherwise requires, references in this section to "we", "our" or "us" are references to Seadrill Partners LLC.
Marshall Islands Tax Consequences
The following discussion is based upon the current laws of the Republic of the Marshall Islands applicable to persons who are not citizens of and do not reside in, maintain offices in or carry on business or conduct transactions or operations in the Republic of the Marshall Islands.
Because the Company and the Company's subsidiaries (including those resident there) do not and do not expect to carry on business or conduct transactions or operations in the Republic of the Marshall Islands, under current Marshall Islands law the Company's unitholders will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, the Company makes to the Company's unitholders. In addition, the Company's unitholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and will not be required by the Republic of the Marshall Islands to file a tax return relating to their ownership of common units.
United Kingdom Tax Consequences
The following is a discussion of the material U.K. tax consequences that may be relevant to unitholders who are persons not resident for tax purposes in the United Kingdom (and who are persons who have not been resident for tax purposes in the United Kingdom) ("non-U.K. Holders").
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
The discussion that follows is based upon existing U.K. legislation and current H.M. Revenue & Customs practice as of April 27, 2017, both of which may change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences of unit ownership described below.
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

F.     Dividends and Paying Agents
Not applicable.

G.    Statements by Experts
Not applicable.

H.     Documents on Display
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with these requirements we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C.  The Commission maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Building 11, Chiswick Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom.

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
As of December 31, 2016, the Company was party to interest rate swap agreements with Seadrill for a combined outstanding principal amount of approximately $620.3 million at rates between 1.10% per annum and 1.93% per annum for an average fixed rate of 1.22% per annum. The swap agreements mature between July 2018 and December 2020. The net loss recognized on the Company's interest rate swaps with Seadrill for the year ended December 31, 2016 was $4.1 million. Included in the $4.1 million net loss for the year ended December 31, 2016 is an out of period loss of $0.4 million recognized due to the inclusion of counterparty credit risk in the determination of the fair value of these interest rate swap agreements.
As of December 31, 2016, the Company was party to interest rate swap agreements with external counterparties for a combined outstanding principal amount of approximately $2,822.9 million at an average rate of 2.49% per annum. The swap agreements mature in February 2021. The net loss recognized on the Company's interest rate swaps with external counterparties for the year ended December 31, 2016 was $13.9 million. Included in the $13.9 million net loss for the year ended December 31, 2016 is an out of period gain of $21.8 million recognized in relation to the inclusion of counterparty credit risk in the determination of the fair value of these interest rate swap agreements.
As of December 31, 2016, the Company's exposure to floating interest rate fluctuations on the Company's outstanding debt (including related party debt agreements) was $204.2 million, compared with $391.1 million as of December 31, 2015. An increase or decrease in short-term interest rates of 100 bps would thus increase or decrease, respectively, the Company's interest expense by approximately $2.0 million on an annual basis as of December 31, 2016, as compared to $3.9 million in 2015.
The fair values of the Company's interest rate swap agreements as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
(In millions of US dollars)	Outstanding principal	Fair Value	Outstanding Principal	Fair Value
Related party receivables (payables) - interest rate swap agreements	$620.3	$2.4	$655.3	$2.2
Other current assets (liabilities) - interest rate swap agreements	$2,822.9	$(55.2)	$2,851.9	$(84.2)
For additional disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2016, please read Note 15 "Risk management and financial instruments" to the Consolidated Financial Statements included in this annual report.
Credit Risk
The Company has financial assets which expose the Company to credit risk arising from possible default by a counterparty. The Company considers the counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties. The Company in the normal course of business does not demand collateral from its counterparties.
Concentration of Credit Risk
There is a concentration of credit risk with respect to revenue as the Company has customers that represent more than 10% of total revenues. Refer to Note 4 "Segment Information" to the Consolidated Financial Statements included in this annual report for an analysis of the Company's revenue by customer. The market for the Company’s services is the offshore oil and gas industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. Ongoing credit evaluations of the Company's customers are performed and generally do not require collateral in the Company's business agreements. Reserves for potential credit losses are maintained when necessary.
Credit risk on derivative financial instruments
We may also face credit-related losses in the event that counterparties to our derivative financial instrument contracts do not perform according to the terms of the contract. The credit risk arising from these counterparties relates to unrealized profits from interest rate swaps. We generally do not require collateral for our financial instrument contracts. We do, however, enter into International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreements with our counterparties to derivative financial instrument contracts to mitigate our exposure to counterparty credit risks. These agreements provide us with the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting against them any amounts that the counterparty may owe us. Please refer to Note 14 "Risk management and financial instruments" to the Consolidated Financial Statements included in this annual report for further details on our master netting agreements.
We recently reviewed our fair value accounting principles under ASC 820 - Fair value Measurements relating to our interest rate swap portfolio, and determined we had not appropriately included counterparty credit risk in our fair value measurements relating to the above derivative instruments. ASC 820 requires counterparty credit risk to be included in the determination of the fair value of our interest rate swap portfolio, and any related changes in fair value as a result of changes in counterparty credit risk are recognized in the Consolidated Statements of Operations in the line item "Loss on derivative financial instruments". Following this review, we recognized a $21.4 million out of period gain in the "Loss on derivative financial instruments" line of the Consolidated Statement of Operations for the year ended December 31, 2016.
In the opinion of management, our external counterparties are creditworthy financial institutions, and we do not expect any significant loss to result from their nonperformance. The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements.
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
The Company's foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to US Dollars, with the resulting gain or loss recorded as "Foreign exchange gain/(loss)";

•	the impact of fluctuations in exchange rates on the reported amounts of the Company's revenues and expenses which are denominated in foreign currencies; and

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
Loss of Hire Insurance. With the exception of T-15 and T-16, Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling units, where such damage is covered under Seadrill’s physical damage insurance, and charges the Company for the cost related to the Company’s fleet.
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
Protection and Indemnity Insurance. Seadrill purchases Protection and Indemnity insurance and Excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims of up to $250 million per event and in the aggregate for the T-15 and T-16, up to $400 million per event and in the aggregate for the West Aquarius, West Leo and West Polaris, up to $750 million per event and in the aggregate for each of the West Auriga and West Vela. Effective June 1, 2015, the protection and indemnity insurance for the West Sirius was reduced to $500 million. Effective May 16, 2016, the limit for West Capricorn was reduced to $500.0 million. Effective May 23, 2016, the limit for West Capella was reduced to $300.0 million. Effective August 17, 2016, the limit for the West Vencedor was reduced to $200.0 million. Effective December 16, 2016, the limit for the West Leo was reduced to $300.0 million. The reductions were due to no drilling activities.
OPCO retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.

Item 12.     Description of Securities Other than Equity Securities
Not applicable.

A.     Debt securities
Not applicable.

B.     Warrants and rights
Not applicable.

C.     Other securities
Not applicable.

D.     American Depositary shares
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

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable

Item 15.     Controls and Procedures
a)    Disclosure Controls and Procedures
Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 and Rule 15a-15 of the Exchange Act as of December 31, 2016. Based upon that evaluation and as a result of the material weakness in the internal control over financial reporting as set forth in Management's Annual Report on Internal Controls over Financial Reporting below, the Principal Executive Officer and the Principal Financial Officer concluded that the Company's disclosure controls and procedures were ineffective as of the evaluation date.
b)    Management’s Annual Report on Internal Controls over Financial Reporting
The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 and Rules 15d-15 promulgated under the Exchange Act.
Internal controls over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

•
Provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

The Company's management with the participation of the Company's Principal Executive Officer and the Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2016. Management conducted the evaluation of the effectiveness of internal control over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), published in its report entitled Internal Control- Integrated Framework (2013) and identified the material weakness described below.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.
The Company did not maintain effective controls over the accounting for interest rate swaps. Specifically, the design and execution of controls over the application of accounting principles under GAAP were ineffective in relation to the inclusion of counterparty credit risk in fair value measurements related to interest rate swaps, and the completeness of accounting policy guidance in relation to the inclusion of counterparty credit risk in fair value measurements. The errors resulting from this control deficiency resulted in a cumulative correction which was not material to the year ended December 31, 2016 or to any of the Company's previously issued Consolidated Financial Statements. The errors did not result in a material misstatement in the Company's prior financial statements and therefore did not require the Company's previously filed reports to be amended.
Because of this material weakness, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2016.
c)     Attestation Report of the Registered Public Accounting Firm
The independent registered public accounting firm that audited the Consolidated Financial Statements, PricewaterhouseCoopers LLP, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2016, appearing under Item 18 and such report is incorporated herein by reference.
d)    Changes in Internal Control over Financial Reporting
We have commenced the remediation activities described below to remediate the material weakness described above. However, there were no changes in the Company's internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
Remediation efforts to address material weakness
Management is committed to completing remediation activities to address the material weakness described above. These activities, summarized below, which have either been completed or are in progress, are intended to address such material weakness and to improve the overall control environment. These activities include:

•	Redesigning the fair value measurement process in respect of derivative financial instruments to include counterparty credit risk;

•	Investing in accounting policy guidance, including a third party review of our accounting policies; and

•	Enhancing the documentation of policies, procedures and responsibilities throughout the financial reporting process.
Management believes the successful completion of these activities will remediate the material weakness. These activities are subject to ongoing senior management review, including Audit Committee oversight. During the period that the remediation activities are ongoing, we will perform additional control activities, as required, in order to ensure our financial statements are fairly stated in all material respects.

Item 16A.     Audit Committee Financial Expert
The Board has determined that Kate Blankenship and Keith MacDonald qualify as audit committee financial experts and are independent under applicable NYSE and SEC standards.

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

Item 16C.     Principal Accountant Fees and Services
The Company's principal accountant for 2016 and 2015 is PricewaterhouseCoopers LLP in the United Kingdom.
Fees Incurred by the Company for PricewaterhouseCoopers LLP’s Services
The fees incurred by the Company for its principal accountant during the years ended December 31, 2016 and December 31, 2015 were as follows:

	2016	2015
Audit Fees	$904,151	$912,000
Audit-Related Fees	—	—
Tax Fees	—	—
All other fees	—	—
	$904,151	$912,000
Audit Fees
Audit fees represent professional services rendered for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
Not applicable.
Tax Fees
Not applicable.
All Other Fees
Not applicable.
The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by the Company's independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to the Company's principal accountant for all periods in 2016.

Item 16D.     Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

Item 16F.     Change in Registrants’ Certifying Accountant
Not applicable.

Item 16G.     Corporate Governance
Overview
Pursuant to an exemption under the NYSE listing standards for foreign private issuers, the Company is not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303.A.11 of the NYSE Listed Company Manual, the Company is required to state any significant differences between our governance practices and the practices required by the NYSE for U.S. companies. The Company believes that the Company's established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to the Company's unitholders. The significant differences between the Company's corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.
Independence of Directors
The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is composed of a majority of independent directors. Under Marshall Islands law, the Company is not required to have a board of directors composed of a majority of directors meeting the independence standards described in NYSE rules. However, the Board has determined that each of Mrs. Blankenship, Mr. Bekker, Mr. Cumming and Mr. MacDonald satisfies the independence standards established by the NYSE, as applicable to us.
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
Corporate Governance Guidelines
The NYSE requires listed U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. The Company is not required to adopt such guidelines under Marshall Islands law and the Company has not adopted such guidelines.
Issuance of Additional Units
The NYSE requires that a listed U.S. company obtain unitholder approval in certain circumstances prior to the issuance of additional units. Consistent with Marshall Islands law and the Company's operating agreement, the Company is authorized to issue an unlimited amount of additional limited liability company interests and options, rights and warrants to buy limited liability company interests for the consideration and on the terms and conditions determined by the Board without the approval of the unitholders.
We make available a statement of significant differences on our website (www.seadrillpartners.com).
The Company believes that the Company's established corporate governance practices satisfy the NYSE listing standards.
Item 16H.     Mine Safety Disclosure
Not applicable.

PART III

Item 17.     Financial Statements
Not applicable.

Item 18.     Financial Statements
The following financial statements listed below and set forth on pages F-1 through F-42 together with the related report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, are filed as part of this annual report:

Item 19.     Exhibits
The following exhibits are filed as part of this annual report:

Exhibit Number	Description
1.1	Certificate of Formation of Seadrill Partners LLC (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on September 21, 2012)
1.2
First Amended and Restated Operating Agreement of Seadrill Partners LLC, dated October 24, 2012, (incorporated by reference to Exhibit 1.2 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

1.2.1
Amendment No. 1 to the First Amended and Restated Operating Agreement of Seadrill Partners LLC, dated February 23, 2014 (incorporated by reference to Exhibit 1.2.1 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 21, 2015)

1.3
Amended and Restated Agreement of Limited Partnership of Seadrill Operating LP dated July 21, 2014 (incorporated by reference to Exhibit 10.2 of the registrant’s Current Report on Form 6-K, filed on July 21, 2014)

1.4
Limited Liability Company Agreement of Seadrill Operating GP LLC, dated September 27, 2012 (incorporated by reference to Exhibit 1.4 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

1.5
Amended & Restated Limited Liability Company Agreement of Seadrill Capricorn Holdings LLC dated October 18, 2012 (incorporated by reference to Exhibit 1.5 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.1.
Contribution and Sale Agreement among Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating GP LLC, Seadrill Operating LP, Seadrill Capricorn Holdings LLC, Seadrill Opco Sub LLC, Seadrill Americas Inc., Seadrill Offshore AS, and Seadrill UK Ltd., dated as of October 22, 2012 (incorporated by reference to Exhibit 4.1 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.1.1
Amendment No. 1 to Contribution and Sale Agreement among Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating GP LLC, Seadrill Operating LP, Seadrill Capricorn Holdings LLC, Seadrill Opco Sub LLC, Seadrill Americas Inc., Seadrill Offshore AS, and Seadrill UK Ltd., dated as of June 30, 2013 (incorporated by reference to the Exhibit 10.1 of the registrant’s Report on Form 6-K for the six month period ended June 30, 2013, filed on September 30, 2013)

4.2
Omnibus Agreement among Seadrill Limited, Seadrill Partners LLC, Seadrill Member LLC, Seadrill Operating LP, Seadrill Operating GP LLC, and Seadrill Capricorn, dated as of October 24, 2012 (incorporated by reference to Exhibit 4.2 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.3
Novation and Amendment Agreement in respect of the Management and Administrative Services Agreement among Seadrill Management AS, Seadrill Management Ltd and Seadrill Partners LLC, dated October 24 2012, as amended April 28, 2016 (incorporated by reference to Exhibit 4.3 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2015, filed on April 28, 2016).

4.4
Advisory, Technical and Administrative Services Agreement with Seadrill Americas, Inc. (incorporated by reference to Exhibit 4.4 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.5
Advisory, Technical and Administrative Services Agreement between Seadrill Management AME Ltd and Seadrill Vencedor Ltd. dated January 1, 2012 (incorporated by reference to Exhibit 10.5.1 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.6
Advisory, Technical and Administrative Services Agreement between Seadrill Management AME Ltd and Seadrill Deepwater Drillship Ltd. dated January 1, 2012 (incorporated by reference to Exhibit 10.5.2 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.7
Administrative, Technical and Advisory Agreement, effective as of January 1, 2012 by and among Seadrill Management AME Ltd. and Seadrill Ghana Operations Ltd., effective as of December 13, 2013, by and among Seadrill Americas Inc. and Seadrill Gulf Operations Sirius LLC (incorporated by reference to the Exhibit 10.4 of the registrant’s Report on Form 6-K, filed on March 11, 2014)

4.8
Administrative, Technical and Advisory Agreement, effective as of January 1, 2012 by and among Seadrill Management AME Ltd. and Seadrill Ghana Operations Ltd., effective as of December 13, 2013, by and among Seadrill Americas Inc. and Seadrill Gulf Operations Sirius LLC (incorporated by reference to Exhibit 10.5 of the registrant’s Report on Form 6-K, filed on March 11, 2014)

4.9
Administrative, Technical and Advisory Agreement, effective as of March 21, 2014 between Seadrill Americas Inc. and Seadrill Gulf Operations Auriga LLC. (incorporated by reference to Exhibit 4.7.5 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2013, filed on April 30, 2014).

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

4.15.1
Amendment to the Loan Agreement between Seadrill Limited and Seadrill Vencedor Limited dated August 28, 2014 (incorporated by reference to Exhibit 4.42 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 21, 2015)

Exhibit Number	Description
4.15.2
Amendment to the Loan Agreement between Seadrill Limited and Seadrill Vencedor Limited dated April 14, 2015(incorporated by reference to Exhibit 4.43 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 21, 2015)

4.16
US$440,000,000 Secured Credit Facility Agreement dated December 4, 2012 between Seadrill Limited, as borrower, the subsidiaries of Seadrill Limited named therein as guarantors, and the banks and financial institutions named therein as lenders (incorporated by reference to the Exhibit 10.1 of the registrant’s Report on Form 6-K for the six months ended June 30, 2013, filed on September 30, 2013)

4.16.1
Letter Agreement regarding the US$440,000,000 Secured Credit Facility Agreement, dated June 18, 2015 (incorporated by reference to Exhibit 4.17.1 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2015, filed on April 28, 2016)

4.16.2
Waiver Approval Letter regarding the US$440,000,000 Secured Credit Facility Agreement, dated April 28, 2016 (incorporated by reference to Exhibit 4.17.2 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2015, filed on April 28, 2016)

4.16.3*	Consent Request and Waiver Approval Letter regarding the US$440,000,000 Secured Credit Facility Agreement, dated March 28, 2017
4.17
Loan Agreement, dated May 16, 2013, between Seadrill Limited, Seadrill T-15 Ltd., Seadrill Partners Operating LLC and Seadrill International Limited (incorporated by reference to the Exhibit 10.3 of the registrant’s Report on Form 6-K for the six months ended June 30, 2013, filed on September 30, 2013)

4.18
Loan Agreement, dated October 11, 2013, by and among Seadrill Limited, Seadrill T-16 Ltd. and Seadrill Partners Operating LLC (incorporated by reference to Exhibit 10.6 of the registrant’s Registration Statement on Form F-3 (File No. 333-192053), filed on November 1, 2013)

4.19
Amended and Restated Credit Agreement dated as of June 26, 2014, among Seadrill Operating LP, Seadrill Partners Finco LLC, Seadrill Capricorn Holdings LLC, various lenders and Deutsche Bank AG New York Branch, as Administrative Agent and Collateral Agent (incorporated by reference to the Exhibit 10.1 of the registrant’s Report on Form 6-K, filed on June 30, 2014)

4.20
Second Amended and Restated Agreement dated November 4, 2014, among Seadrill Tellus Ltd. and Seadrill Vela Hungary Kft., as Borrowers, Seadrill Limited, as Parent, the guarantors party thereto, ING Bank N.V., as Agent, the lenders party thereto and the other parties thereto, relating to the US$1,450,000,000 Senior Secured Credit Facility Agreement, originally dated March 20, 2013 (incorporated by reference to Exhibit 4.40 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 21, 2015)

4.20.1
Letter Agreement regarding the Second Amended and Restated Agreement, dated May 28, 2015 (incorporated by reference to Exhibit 4.22.1 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2015, filed on April 28, 2016)

4.20.2
Waiver Approval Letter regarding the Second Amended and Restated Agreement, dated April 28, 2016 (incorporated by reference to Exhibit 4.22.2 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2015, filed on April 28, 2016)

4.20.3*	Consent Request and Waiver Approval Letter regarding the Second Amended and Restated Agreement, dated March 28, 2017
4.21
On Demand and Guarantee and Indemnity, dated November 4, 2014, between Seadrill Partners LLC and ING Bank N.V. (incorporated by reference to Exhibit 4.41 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 21, 2015)

4.22
Amendment and Restatement Agreement, dated June 19, 2015, between Seadrill Polaris Ltd. as borrower, Seadrill Limited as parent, Ship Finance International Limited as retiring guarantor and the other companies listed therein as guarantors, the banks and financial institutions listed therein as lenders, DNB Bank ASA and Nordea Bank AB, London Branch as bookrunners, the banks and financial institutions named therein as mandated lead arrangers and DNB Bank ASA, as agent, relating to the US$420,000,000 Term Loan and Revolving Credit Facilities Agreement, originally dated December 28, 2012, as previously amended (incorporated by reference to the Exhibit 10.5 of the registrant’s Report on Form 6-K for the three month period ended March 31, 2015, filed on July 2, 2015)

4.22.1
Waiver Approval Letter regarding the Amendment and Restatement Agreement, dated April 28, 2016 (incorporated by reference to Exhibit 4.24.1 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2015, filed on April 28, 2016)

4.22.2*	Consent Request and Waiver Approval Letter regarding the Amendment and Restatement Agreement, dated March 29, 2017
4.23
Loan Agreement, dated April 28, 2016, but effective as of December 17, 2015, between Seadrill Hungary Kft and Seadrill Limited (incorporated by reference to Exhibit 4.25 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2015, filed on April 28, 2016)

4.24
Loan Agreement, dated April 28, 2016, but effective as of December 17, 2015, between Seadrill Neptune Hungary Kft and Seadrill Gulf Operations Sirius LLC (incorporated by reference to Exhibit 4.26 of the registrant’s Annual Report on Form 20-F for the year ended December 31, 2015, filed on April 28, 2016)

4.25
Bareboat Charter Agreement between Seadrill Offshore AS and Seadrill Canada Ltd. dated October 5, 2012 (incorporated by reference to Exhibit 10.16 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.26
Bareboat Charter Agreements between Seadrill China Operations Ltd. and Seadrill Offshore AS dated October 5, 2012 (incorporated by reference to Exhibit 10.17 of Amendment No. 3 to the registrant’s Registration Statement on Form F-1 (File No. 333-184023), filed on October 17, 2012)

4.27
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill T-15 Ltd. and Seadrill UK Ltd. (incorporated by reference to Exhibit 10.1 of Amendment No. 3 to the registrant’s Registration Statement on Form F-3 (File No. 333-192053), filed on November 1, 2013)

4.28
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill T-16 Ltd. and Seadrill UK Ltd. (incorporated by reference to Exhibit 10.2 of the registrant’s Registration Statement on Form F-3 (File No. 333-192053), filed on November 1, 2013)

4.29
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill International Ltd. and Seadrill UK Ltd., relating to the T-15 (incorporated by reference to Exhibit 10.3 of the registrant’s Registration Statement on Form F-3 (File No. 333-192053), filed on November 1, 2013)

4.30
Rig Rental Agreement, effective as of December 10, 2012, by and among Seadrill International Ltd. and Seadrill UK Ltd., relating to the T-16 (incorporated by reference to Exhibit 10.2 of the registrant’s Registration Statement on Form F-3 (File No. 333-192053), filed on November 1, 2013)

4.31	Contribution, Purchase and Sale Agreement, dated March 11, 2014 (incorporated by reference to the Exhibit 10.2 of the registrant’s Report on Form 6-K, filed on March 17, 2014)
4.32
Limited Partner Interest Purchase Agreement, dated as of July 17, 2014, between Seadrill Limited and Seadrill Partners LLC (incorporated by reference to Exhibit 10.1 of the registrant’s Report on Form 6-K, filed on July 21, 2014.

4.33
Contribution, Purchase and Sale Agreement, dated November 4, 2014, by and among Seadrill Limited, Seadrill Partners LLC, Seadrill Capricorn Holdings LLC and Seadrill Americas Inc. (incorporated by reference to Exhibit 4.39 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 21, 2015)

4.34
Purchase and Sale Agreement, dated as of June 16, 2015, by and among Seadrill Limited, Seadrill Operating LP, Seadrill Polaris Ltd. (incorporated by reference to the Exhibit 10.1 of the registrant’s Report on Form 6-K for the three month period ended March 31, 2015, filed on July 2, 2015)

Exhibit Number	Description
4.35
Promissory Note, dated as of June 19, 2015, between Seadrill Operating LP and Seadrill Limited (incorporated by reference to the Exhibit 10.2 of the registrant’s Report on Form 6-K for the three month period ended March 31, 2015, filed on July 2, 2015)

4.36
Guaranty, dated as of June 19, 2015, between Seadrill Partners LLC as the guarantor and Seadrill Limited as the holder (incorporated by reference to the Exhibit 10.3 of the registrant’s Report on Form 6-K for the three month period ended March 31, 2015, filed on July 2, 2015)

8.1*	List of Subsidiaries of Seadrill Partners LLC
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial and Accounting Officer
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer
13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer
15.1*	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema
101. CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB	XBRL Taxonomy Extension Schema Label Linkbase
101. PRE	XBRL Taxonomy Extension Schema Presentation Linkbase
*     Filed herewith.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Members of Seadrill Partners LLC
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in members' capital and of cash flows present fairly, in all material respects, the financial position of Seadrill Partners LLC and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the accounting for interest rate swaps existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2016 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has cross default clauses in existing financing agreements which cause near term liquidity constraints in the event Seadrill Limited is unable to implement a restructuring plan by July 31, 2017. The existence of the cross default clauses and uncertainty of the restructuring raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Uxbridge, United Kingdom
April 27, 2017

SEADRILL PARTNERS LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2016, 2015 and 2014
(In US$ millions, except per unit data)

		2016	2015	2014
Operating revenues
Contract revenues		$1,356.4	$1,603.6	$1,302.7
Reimbursable revenues		32.8	49.9	39.9
Other revenues	*	211.1	88.1	—
Total operating revenues		1,600.3	1,741.6	1,342.6

Operating expenses
Vessel and rig operating expenses	*	(373.9)	(495.5)	(425.0)
Amortization of favorable contracts		(70.6)	(66.9)	(14.8)
Reimbursable expenses		(30.2)	(45.7)	(37.9)
Depreciation and amortization		(266.3)	(237.5)	(198.7)
General and administrative expenses	*	(41.2)	(52.3)	(51.4)
Total operating expenses		(782.2)	(897.9)	(727.8)

Operating income		818.1	843.7	614.8

Financial items
Interest income		11.5	9.8	3.7
Interest expense	*	(180.0)	(192.5)	(140.9)
Loss on derivative financial instruments	*	(18.0)	(82.9)	(124.9)
Currency exchange gain / (loss)		0.6	1.6	(3.3)
Gain on bargain purchase	*	—	9.3	—
Total financial items		(185.9)	(254.7)	(265.4)

Income before income taxes		632.2	589.0	349.4
Income tax expense		(86.5)	(100.6)	(34.8)
Net income		545.7	488.4	314.6
Net income attributable to the non-controlling interest		(264.7)	(231.2)	(176.4)
Net income attributable to Seadrill Partners LLC owners		281.0	257.2	138.2

Earnings per unit (basic and diluted)
Common unitholders		$3.20	$2.45	$1.75
Subordinated unitholders		$2.28	$2.45	$1.75
* Includes transactions with related parties. Refer to Note 13 "Related party transactions".
A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.
See accompanying notes that are an integral part of these Consolidated Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED BALANCE SHEETS
As of December 31, 2016 and 2015
(In US$ millions)

	Note	2016	2015
ASSETS
Current assets:
Cash and cash equivalents		$767.6	$319.0
Accounts receivables, net	7	249.0	278.3
Amount due from related party	13	80.6	128.1
Other current assets	8	117.0	166.6
Total current assets		1,214.2	892.0
Non-current assets:
Drilling units	9	5,340.9	5,547.3
Goodwill	3	3.2	3.2
Deferred tax assets	5	14.1	34.2
Amount due from related party	13	—	50.0
Other non-current assets	10	208.3	314.4
Total non-current assets		5,566.5	5,949.1
Total assets		$6,780.7	$6,841.1

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities:
Current portion of long-term debt	11	$93.8	$93.8
Current portion of long-term related party debt	13	135.6	145.8
Trade accounts payable and accruals		31.9	24.1
Current portion of deferred and contingent consideration to related party	13	45.6	60.4
Related party payable	13	189.6	304.7
Other current liabilities	12	168.9	217.9
Total current liabilities		665.4	846.7
Non-current liabilities:
Long-term debt	11	3,346.5	3,440.4
Long-term related party debt	13	24.7	160.2
Deferred and contingent consideration to related party	13	157.6	185.4
Deferred tax liability	5	1.5	43.7
Long-term related party payable	13	—	50.0
Other non-current liabilities		49.2	17.3
Total non-current liabilities		3,579.5	3,897.0

Commitments and contingencies (see Note 15)
Equity
Members’ Capital:
Common unitholders (issued 75,278,250 units)		1,123.2	945.5
Subordinated unitholders (issued 16,543,350 units)		69.4	18.8
Total members’ capital		1,192.6	964.3
Non-controlling interest		1,343.2	1,133.1
Total equity		2,535.8	2,097.4
Total liabilities and equity		$6,780.7	$6,841.1
See accompanying notes that are an integral part of these Consolidated Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2016, 2015 and 2014
(In US$ millions)

	2016	2015	2014
Cash Flows from Operating Activities
Net income	$545.7	$488.4	$314.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	266.3	237.5	198.7
Amortization of deferred loan charges	11.4	20.2	17.6
Amortization of favorable contracts	70.6	66.9	14.8
Gain on bargain purchase	—	(9.3)	—
Unrealized (gain)/ loss related to derivative financial instruments	(32.2)	31.8	99.1
Unrealized foreign exchange gain	(9.4)	(1.7)	—
Payment for long term maintenance	(48.0)	(49.8)	(39.1)
Net movement in income taxes	19.2	27.9	(8.6)
Accretion of discount on deferred consideration	17.3	13.3	—

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	38.7	49.8	(46.3)
Prepaid expenses and accrued income	8.6	(1.9)	—
Trade accounts payable	7.8	15.3	(10.7)
Related party balances	(64.3)	(29.0)	31.4
Other assets	70.0	57.9	9.9
Other liabilities	(12.1)	(45.0)	41.7
Changes in deferred revenue	(17.0)	(12.0)	(14.4)
Other, net	1.2	(0.5)	—
Net cash provided by operating activities	$873.8	$859.8	$608.7

Cash Flows from Investing Activities
Additions to newbuildings and drilling units	(13.1)	(18.6)	(31.6)
Acquisition of subsidiaries, net of cash acquired	—	(214.7)	(1,137.7)
Loan granted to related parties	—	(143.0)	—
Purchase of non-controlling interest in Seadrill Operating LP	—	—	(373.5)
Payment received from loans granted to related parties	103.6	—	—
Insurance refund	7.1	—	—
Net cash provided by / (used in) investing activities	$97.6	$(376.3)	$(1,542.8)

SEADRILL PARTNERS LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2016, 2015 and 2014
(In US$ millions)

	2016	2015	2014
Cash Flows from Financing Activities
Net proceeds from long term debt	$—	$—	$2,825.4
Repayments of long term debt	(105.3)	(97.6)	(472.1)
Debt fees paid	(0.3)	(0.8)	—
Net proceeds from related party debt	—	143.0	—
Repayments of related party debt	(249.5)	(40.3)	(1,588.3)
Proceeds from revolving credit facility	—	50.0	—
Contingent consideration paid	(59.7)	(26.6)	—
Repayments of revolving credit facility	—	—	(125.9)
Repayments of related party discount notes	—	—	(399.9)
Cash distributions	(107.3)	(435.3)	(660.2)
Proceeds on issuance of equity, net of fees	—	—	937.8
Proceeds on issuance of units by Seadrill Capricorn Holdings LLC	—	—	570.3
Net cash (used in) /provided by financing activities	$(522.1)	$(407.6)	$1,087.1

Effect of exchange rate changes on cash	(0.7)	0.4	—

Net increase in cash and cash equivalents	448.6	76.3	153.0
Cash and cash equivalents at beginning of the year	319.0	242.7	89.7
Cash and cash equivalents at the end of year	$767.6	$319.0	$242.7

Supplementary disclosure of cash flow information
Interest paid	$196.4	$228.6	$128.3
Taxes paid	49.0	57.0	42.6
See accompanying notes that are an integral part of these Consolidated Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’
CAPITAL
for the years ended December 31, 2016, 2015 and 2014
(In US$ millions)

	Members’ Capital
	Common Units	Subordinated Units	Seadrill Member	Total Before Non- Controlling interest	Non- controlling Interest	Total Equity
Consolidated Balance at December 31, 2013	$280.2	$18.8	$—	$299.0	$955.6	$1,254.6
Purchase of non-controlling interest	(279.6)	—	—	(279.6)	(93.2)	(372.8)
Common units issued to Seadrill and public (net of transaction costs)	937.8	—	—	937.8	—	937.8
Contribution from non-controlling interest	—	—	—	—	570.3	570.3
Net income	102.2	26.8	9.2	138.2	176.4	314.6
Cash Distributions	(127.3)	(33.9)	(6.0)	(167.2)	(493.0)	(660.2)
Consolidated Balance at December 31, 2014	$913.3	$11.7	$3.2	$928.2	$1,116.1	$2,044.3
Net income	203.0	44.7	9.5	257.2	231.2	488.4
Cash Distributions	(170.8)	(37.6)	(12.7)	(221.1)	(214.2)	(435.3)
Consolidated balance at December 31, 2015	$945.5	$18.8	$—	$964.3	$1,133.1	$2,097.4
Net income	230.4	50.6	—	281.0	264.7	545.7
Cash Distributions	(52.7)	—	—	(52.7)	(54.6)	(107.3)
Consolidated balance at December 31, 2016	$1,123.2	$69.4	$—	$1,192.6	$1,343.2	$2,535.8
See accompanying notes that are an integral part of these Consolidated Financial Statements.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 - General information
Background
On June 28, 2012, Seadrill Limited ("Seadrill") formed Seadrill Partners LLC (the "Company") under the laws of the Republic of the Marshall Islands.
On October 24, 2012, the Company completed its initial public offerings ("IPO") and listed its common units on the New York Stock Exchange under the symbol “SDLP”. In connection with the IPO the Company acquired (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through the Company's 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. Seadrill Operating LP owned: (i) a 100% interest in the entities that own the West Aquarius and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owned 100% of the entities that own and operate the West Capricorn. In addition, in connection with the IPO the Company issued to Seadrill Member LLC, a wholly owned subsidiary of Seadrill, the Seadrill Member interest, which is a non-economic limited liability company interest in the Company, and all of the Company's incentive distribution rights, which entitle the Seadrill Member to increasing percentages of the cash the Company can distribute in excess of $0.4456 per unit, per quarter.
Subsequent to the IPO (i) the Company’s wholly-owned subsidiary Seadrill Partners Operating LLC acquired from Seadrill two entities that own the T-15 and T-16, (ii) Seadrill Capricorn Holdings LLC acquired from Seadrill two entities that own the West Auriga and West Vela, (iii) Seadrill Operating LP acquired from Seadrill the entity that owns the West Polaris, and (iv) the Company acquired from Seadrill an additional 28% limited partner interest in Seadrill Operating LP.
Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC are collectively referred to as "OPCO".
Seadrill owns the remaining interests in OPCO. As of December 31, 2016 and 2015, Seadrill owned 34.9% of the Company's common units and all of its subordinated units (which together represent 46.6% of the outstanding limited liability company interests) as well as Seadrill Member LLC, which owns a non-economic interest in the Company and all of its incentive distribution rights.
As of January 2, 2014, the date of the Company's first annual general meeting, Seadrill ceased to control the Company as defined under GAAP and, therefore, Seadrill Partners and Seadrill are no longer deemed to be entities under common control.
On March 21, 2014, Seadrill Capricorn Holdings LLC completed the acquisition of the companies that own and operate the drillship, the West Auriga which has been accounted for as a business combination. In order to finance the acquisition, the Company issued 11,960,000 common units to the public and 1,633,987 common units to Seadrill. Refer to Note 3 "Business acquisitions" for more information.
On June 24, 2014 the Company issued 6,100,000 common units to the public and 3,183,700 common units to Seadrill.
On July 21, 2014, the Company purchased an additional 28% limited partner interest in Seadrill Operating LP, from Seadrill for $372.8 million. As a result of the acquisition, the Company’s limited partner interest in Seadrill Operating LP increased from 30% to 58%.
On September 23, 2014, the Company issued 8,000,000 common units to the public at a price of $30.68 per unit.
On November 4, 2014, Seadrill Capricorn Holdings LLC completed the acquisition of the companies that own and operate the drillship West Vela from Seadrill which has been accounted for as a business combination. Refer to Note 3 "Business acquisitions" for more information.
On June 19, 2015, Seadrill Operating LP completed the acquisition of Seadrill Polaris Ltd ("Seadrill Polaris"), the entity that owns and operates the drillship the West Polaris from Seadrill. The purchase was accounted for as a business combination. Refer to Note 3 "Business acquisitions" for more information.
Basis of presentation
The financial statements are presented in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The amounts are presented in United States dollar (US dollar) rounded to the nearest hundred thousand, unless otherwise stated.
The Company’s consolidated financial statements have been prepared on a going concern basis and contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company’s going concern assumption is based on management’s ability to insulate the Company from events of default that may occur on account of Seadrill's comprehensive restructuring efforts and to address near-term refinancing requirements.
Our short-term liquidity requirements relate to servicing our debt amortizations, interest payments, funding working capital requirements, and making distributions. We believe our current resources, including available cash and cash generated from operations, provided by our current contract backlog, are sufficient to meet our working capital requirements and other obligations as they fall due for at least the next twelve months after the date the financial statements are issued in circumstances other than cross acceleration as described below.
There are cross default clauses with Seadrill in three Seadrill Partners facilities. An event of a default by Seadrill under its financing agreements could cause amounts outstanding under our loan agreements to be accelerated and become due and payable.
In order to address this risk, Seadrill Partners has proposed the following to the lenders under those three credit facilities:

•
Removal of Seadrill as a guarantor under each of the three facilities and separation of the facilities such that each facility is secured only by Seadrill Partners' assets without recourse to Seadrill or its assets; and

•	Extending the maturity of each of the three facilities by 2.5 years.
We are targeting execution of these amendments on a consensual basis prior to the main Seadrill comprehensive restructuring agreement. In the event a consensual agreement cannot be reached, we are preparing various contingency plans that may be needed to preserve value and continue operations including seeking waivers of cross default with Seadrill and potential schemes of arrangement and chapter 11 proceedings.
Although lender discussions are well advanced and significant progress has been made, until such time as an agreement is reached, uncertainty remains and therefore substantial doubt exists over the Company’s ability to continue as a going concern for twelve months after the date the financial statements are issued.
The Company's business operations remain unaffected by the broader Seadrill restructuring and the Company expects to continue to meet its ongoing customer and business counterparty obligations as they become due.
For further information, please read Note 11 "Debt".
The accounting policies set out below have been applied consistently to all periods in these consolidated financial statements, unless otherwise noted.
Out of Period Adjustments
The financial statements for the year ended December 31, 2016 include a pre-tax gain of $24.1 million for out-of-period adjustments relating to 2014 and 2015. These adjustments relate to the valuation of the Company's interest rate swap portfolio. Refer to Note 14 "Risk management and financial instruments" for further information.
Management has evaluated the impact of these out-of-period adjustments in 2016 and concluded that they were material to the financial statements for the year ended December 31, 2016 or to any previously reported quarterly or annual financial statements.
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
Business combinations
The Company applies the acquisition method of accounting for business combinations. The acquisition method requires the total of the purchase price of acquired businesses and any non-controlling interest recognized to be allocated to the identifiable tangible and intangible assets and liabilities acquired at fair value, with any residual amount being recorded as goodwill as of the acquisition date. Costs associated with the acquisition are expensed as incurred. See Note 3 "Business acquisitions" for further discussion on business acquisitions.

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

In certain countries in which the Company operates, taxes such as sales, use, value-added, gross receipts and excise may be assessed by the local government on the Company's revenues. The Company generally records tax-assessed revenue transactions on a net basis in the consolidated statement of income.
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
Gain on Bargain Purchase
When the fair value of the identifiable assets and liabilities acquired in a business combination is in excess of the sum of the fair value of consideration and the fair value of any retained non-controlling interest, the Company recognizes in earnings a gain on bargain purchase. Before recognizing any gain on bargain purchase, the Company reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed.
Earnings Per Unit
The Company computes earnings per unit using the two-class method set out in GAAP. Any undistributed earnings for the period are allocated to the various unitholders in accordance with the cash distribution provisions contained in the Company's Operating Agreement across the holders of common and subordinated units and incentive distribution rights. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model.
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
Derivative Financial Instruments and Hedging Activities
The Company’s interest-rate swap agreements are recorded at fair value, and are recorded within related party receivables/payables on the balance sheet when the counter party to the agreements is Seadrill and within other current assets/liabilities when the counter party to the agreements is an external party. Derivatives subject to legally enforceable master netting agreements are offset on the Company's consolidated balance sheet. Changes in the fair value of interest-rate swap agreements, which have not been designated as hedging instruments, are recorded as a gain or loss as a separate line item within financial items in the consolidated statement of operations.
Income taxes
Seadrill Partners LLC is organized in the Republic of the Marshall Islands and resident in the United Kingdom for taxation purposes. The Company does not conduct business or operate in the Republic of the Marshall Islands, and is not subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a tax resident of the United Kingdom the Company is subject to tax on income earned from sources within the United Kingdom. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate.
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
In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes in a classified statement of financial position. The update requires that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position as opposed to the current requirement to separate these into current and non-current amounts. As permitted by ASU 2015-17, the Company early-adopted this standard effective December 31, 2015 and applied it retrospectively to all periods presented. As a result, the Company has presented all deferred tax liabilities and assets, as well as any related valuation allowance, as non-current for all periods presented in this annual report. The adoption of this guidance did not have a material impact on Company's consolidated financial statements and related disclosures.

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
Equity allocation
Earnings attributable to unitholders of Seadrill Partners are allocated to all unitholders on a pro rata basis for the purposes of presentation in the Company’s consolidated statements of changes in members’ capital. Earnings attributable to unitholders for any period are first reduced for any cash distributions for the period to be paid to the holders of the incentive distribution rights.
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
Recently Adopted Accounting Standards
In August 2014 FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company adopted this standard for the year ended December 31, 2016. The Company has assessed the impact of this ASU and has disclosed the relevant effects in Note 1 of the Consolidated Financial Statements.
In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which changes guidance related to both the variable interest entity (VIE) and voting interest entity (VOE) consolidation models. With respect to the VIE model, the standard changes, among other things, the identification of variable interests associated with fees paid to a decision maker or service provider, the VIE characteristics for a limited partner or similar entity, and the primary beneficiary determination. With respect to the VOE model, the ASU eliminates the presumption that a general partner controls a limited partnership or similar entity unless the presumption can otherwise be overcome. Under the new guidance, a general partner would largely not consolidate a partnership or similar entity under the VOE model. The Company adopted this ASU effective January 1, 2016. The adoption of this ASU did not impact the Company’s consolidated financial statements and related disclosures.
In April 2015, the FASB issued ASU 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, which provides explicit guidance about a customer’s accounting for fees paid in a cloud computing arrangement. Under the ASU, if a cloud computing arrangement includes a software license, then the software license element of the arrangement should be accounted for consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the arrangement should be accounted for as a service contract. The Company adopted this ASU prospectively to arrangements entered into, or materially modified beginning January 1, 2016. The adoption of this ASU did not impact the Company’s consolidated financial statements and related disclosures.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The guidance further requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date and present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The Company adopted this ASU effective January 1, 2016 with prospective application. The adoption of this ASU did not impact the Company’s Consolidated Financial Statements and related disclosures.
In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests held through Related Parties that are under Common Control, which provides VIE guidance on evaluating indirect interests held by related parties under common control. The new guidance changes consolidation conclusions for entities that have already adopted 2015-02 amendments to the consolidation guidance, when a decision maker and its related parties holding an interest in the VIE are under common control. The single decision maker will consider the indirect interest on a proportionate basis. The Company adopted this ASU effective December 31, 2016. The adoption of this ASU did not impact the Company's consolidated financial statements and related disclosures.

Recently Issued Accounting Standards
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard also requires additional qualitative and quantitative disclosures. In April 2015, the FASB proposed to defer the effective date of the guidance by one year. Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016.
During 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, ASU 2016- 12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which do not change the core principle of the Standard Update, but instead clarify the implementation guidance and provide narrow-scope improvements. In December 2016, the FASB also issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which includes additional guidance for disclosures related to remaining performance obligations. Based on the analysis to date, the Company has assessed there is significant interaction between ASC 606 and ASC 842 relating to leases; therefore, the Company expects to adopt the updates concurrently, effective January 1, 2018. The Company continues to make significant progress on its review of the standard to determine the effect the requirements may have on its consolidated financial statements, according to its contract-specific facts and circumstances.
The Company is consulting with other drilling companies to fully determine recognition and disclosure under the new standard. At present, the Company does not expect the pattern of revenue recognition under the new guidance to materially differ from its current revenue recognition pattern and expects to transition using a modified retrospective approach whereby it will record the cumulative effect of applying the new standard to all outstanding contracts as of January 1, 2018 as an adjustment to opening retained earnings. The Company’s initial assessment may change as it continues to refine these assumptions.
In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities. The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current GAAP. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted in some cases. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted, using a modified retrospective application. The Company has started assessing the impact of this standard update on its consolidated financial statements and related disclosures and has determined that its drilling contracts contain a lease component. The adoption of this standard will result in increased disclosure of the Company’s leasing arrangements and may affect the way the Company recognizes revenues associated with the lease and revenue components, according to its contract-specific facts and circumstances. The standard update could also introduce variability to the timing of the Company’s revenue recognition compared to current accounting standards. Based on the analysis to date, the Company has assessed there is significant interaction between ASC 606 relating to revenue recognition from contracts with customers and ASC 842; therefore, the Company expects to adopt the updates concurrently, effective January 1, 2018, using the modified retrospective approach.
The Company is consulting with other drilling companies to fully determine recognition and disclosure under the new standard. The Company continues to make significant progress on its review of the standard to determine the effect the requirements could have on its consolidated financial statements and may change its initial assessment as it completes this process.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments based on a consensus of the Emerging Issues Task Force (EITF), to address the classification of certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance will be effective for annual and interim periods beginning after

December 15, 2017, with early adoption permitted. Entities are generally required to apply the guidance retrospectively. The Company is in the process of evaluating the impact of this standard upon its consolidated financial statements and related disclosures.
In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Income Taxes Intra-Entity Transfers of Assets other than Inventory, which requires companies to recognize the income tax effects of intercompany sales or transfers of assets, other than inventory, in the consolidated statement of operations as income tax expense (or benefit) in the period of sale or transfer occurs. The exception to recognizing the income tax effects of intercompany sales or transfers of assets remains in place for intercompany inventory sales and transfers, i.e. companies will still be required to defer the income tax effects of intercompany inventory transactions. The standard will be effective for annual periods beginning after December 15, 2017, with early adoption permitted. Entities are required to apply the guidance on a modified retrospective basis, with the cumulative effect adjustment to retained earnings at the beginning of the period of adoption. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, to address classification of activity related to restricted cash and restricted cash equivalents in the cash flows. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the financial statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The standard will be effective for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

Note 3- Business acquisitions
For the year-ended December 31, 2016
There were no business acquisitions undertaken in the year ended December 31, 2016.
For the year-ended December 31, 2015
West Polaris Acquisition
On June 19, 2015, the Company’s 58% owned subsidiary, Seadrill Operating LP, completed the purchase (the "Polaris Acquisition") of 100% of the ownership interests in Seadrill Polaris Ltd. ("Seadrill Polaris") the entity that owns and operates the drillship the West Polaris (the "Polaris Business") from Seadrill. Seadrill Operating LP is 42% owned by Seadrill.
The initial consideration for the Polaris Acquisition was comprised of $204.0 million of cash and $336.0 million of debt outstanding under the existing facility financing the West Polaris.
In addition, Seadrill Operating LP issued a note (the "Seller's Credit") of $50.0 million to Seadrill, payment of which is contingent on the future re-contracted dayrate for the West Polaris. The Seller's Credit is due in 2021 and bears an interest rate of 6.5% per annum. During the three-year period following the completion of the current drilling contract with ExxonMobil, the Seller's Credit may be reduced if the average contracted dayrate (net of commissions) for the period, adjusted for utilization, under any replacement contract is below $450,000 per day until the Seller's Credit's maturity in 2021. Should the average dayrate of the replacement contract be above $450,000 per day, the entire Seller's Credit must be paid to Seadrill upon maturity of the Seller's Credit in 2021.
In addition, Seadrill Polaris may make further contingent payments to Seadrill based upon the West Polaris's operating dayrate. At the time of acquisition, the West Polaris was contracted with ExxonMobil on a dayrate of $653,000 per day until March 2018. Under the terms of the acquisition agreement, Seadrill Polaris has agreed to pay Seadrill (a) any dayrate it receives in excess of $450,000 per day, adjusted for daily utilization, through the remaining term, without extension, of the ExxonMobil contract (the "Initial Earn-Out") and (b) after the expiration of the term of the existing contract until March 2025, 50% of any dayrate above $450,000 per day, adjusted for daily utilization, tax and agency commission (the "Subsequent Earn-Out").
In connection with the completion of the Polaris Acquisition, Seadrill Polaris as borrower, entered into an amendment and restatement of the $420.0 million term loan facility secured by the West Polaris (the "West Polaris Facility"). Please refer further to Note 11 "Debt".
The fair value of the total consideration paid was $374.6 million, was comprised of cash of $204.0 million, the Seller's Credit, which had a fair value of $44.6 million as of the acquisition date, contingent consideration with a fair value of $95.3 million as of the acquisition date, and a working capital adjustment which increased consideration by $30.7 million.

The following table summarizes the consideration paid, and the amounts of the assets and liabilities recognized at the acquisition date.

(In US$ millions)	June 19, 2015
Consideration
Cash	$204.0
Contingent consideration	95.3
Seller's Credit	44.6
Plus: Working capital adjustment	30.7
Fair value of total consideration transferred	$374.6

Recognized amounts of identifiable assets acquired and liabilities assumed at estimated fair value
Cash	$20.0
Current assets	52.1
Intangible asset - favorable drilling contract	124.3
Drilling unit	575.3
Long term interest bearing debt	(336.0)
Current liabilities	(20.2)
Non-current liabilities	(1.3)
Total identifiable net assets at acquisition	$414.2

Measurement period adjustment	$(30.3)
Gain on bargain purchase	(9.3)
Total	$374.6
The estimated fair value of the West Polaris drilling unit was derived using an income approach with market participant based assumptions, including the Company's expectations around dayrates, drilling unit utilization, operating costs, capital and long term maintenance expenditures and applicable tax rates. The cash flows are estimated over the remaining useful economic life of the drilling unit. At the acquisition date, the cash flows were discounted using an estimated market participant weighted average cost of capital of 8.5%. At the acquisition date, the fair value of the drilling unit recognized was $575.3 million.
The fair value of the West Polaris drilling contract was determined using an "excess earnings" technique where the terms of the contract are assessed relative to current market conditions. Contract cash flows in excess of market rates are recorded as intangible asset. At the acquisition date, the fair value of the favorable contract was recognized as an intangible asset totaling $124.3 million. This intangible asset will be amortized over the remaining contract period until March 2018.
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
At the time of acquisition, the Initial Earn-Out had a maximum possible value (based on undiscounted cash flows) of $67.6 million, assuming the West Polaris achieved 100% utilization for the remainder of the ExxonMobil contract and the contracted dayrate was not re-negotiated. The lowest possible value of the Initial Earn-Out is nil, assuming the utilization for the West Polaris is 0% and or the contracted dayrate is re-negotiated to less than $450,000 per day. It is not possible to calculate the upper end of the Subsequent Earn-Out range as it is based on the dayrate achieved from 2018 to 2025. The lowest possible outcome for the subsequent earn-out is nil, assuming the utilization for the West Polaris is 0%, and or the re-contracted dayrate is less than $450,000 per day. The range of undiscounted outcomes for the Seller's Credit varies from nil to $50.0 million.
Acquisition related transaction costs consisted of various advisory, legal, accounting, valuation and other professional fees of $0.7 million, which were expensed as incurred and are presented in the Statement of Operations within general and administrative expenses.

Measurement period adjustment
At the acquisition date, the Company initially recognized a gain on bargain purchase from the Polaris Acquisition of $39.6 million, which was the excess of the total identifiable net assets acquired over the consideration transferred. In February 2016, customer ongoing negotiations were concluded and the customer contract for the West Polaris was adjusted to $490,000 per day. This provided further information regarding the value of the favorable contract intangible asset and the Initial Earn-Out. The information is further evidence of a condition that existed at the time of the acquisition and therefore should be accounted for as a measurement period adjustment. The favorable contract intangible asset and the Initial Earn-out liability were reduced by $47.9 million and $17.6 million, respectively. As a result, the company has recognized a $30.3 million reduction in the Gain on Bargain Purchase since the acquisition date and a $9.3 million Net Gain on Bargain Purchase for the year ended December 31, 2015.
The gain on the bargain purchase has been recorded in the line "Gain on bargain purchase" in the Consolidated Statement of Operations. The gain was attributed to the Company's belief that Seadrill may obtain additional value through the transaction, over and above the consideration transferred.  This may include, but is not limited to, the potential future realization of value through Seadrill's investments in Seadrill Partners. These investments include direct ownership interests, common and subordinated units and incentive distribution rights. As a result of these investments Seadrill has a continuing interest in the growth and success of Seadrill Partners.
In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The guidance further requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date and present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The guidance will be effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years and early adoption is permitted. The Company has early adopted this standard and has recognized the measurement period adjustment with regard to the Polaris Acquisition in 2015.
After the measurement period adjustment, and as of December 31, 2015, the Initial Earn-Out has a maximum possible outcome (based on undiscounted cash flows) of $17.5 million, assuming the West Polaris achieves 100% utilization for the remainder of the ExxonMobil contract and the contracted dayrate is not re-negotiated. The lowest possible outcome of the Initial Earn-Out is nil, assuming the utilization for the West Polaris is 0% and or the contracted dayrate is re-negotiated to less than $450,000 per day.
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
For the year-ended December 31, 2014
West Auriga Acquisition
On March 24, 2014, the Company’s 51% owned subsidiary, Seadrill Capricorn Holdings LLC, completed the purchase of 100% of the ownership interests in the entities that own and operate the West Auriga (the "Auriga business") from Seadrill.
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

(In US$ millions)	March 21, 2014
Consideration
Cash	$696.9
Discount note issued	100.0
Working capital adjustment	(330.4)
Fair value of total consideration transferred	$466.5

Recognized amounts of identifiable assets acquired and liabilities assumed at estimated fair value
Cash	$24.4
Current assets	44.4
Intangible asset - favorable drilling contract	76.2
Drilling unit	1,065.7
Non current assets	76.6
Long term interest bearing debt	(443.1)
Current liabilities	(380.6)
Total identifiable net assets	$463.6

Goodwill	2.9
Total	$466.5
The Company recognized goodwill from the acquisition of $2.9 million, which is the excess of consideration transferred over the net assets acquired. The value of the goodwill is attributed to the assembled workforce. None of the goodwill recognized is expected to be deductible for income tax purposes.
The drilling unit has been valued at fair value separately from the related drilling contract. The estimated fair value of the drilling unit was derived using an income approach with market participant based assumptions. The fair value of the drilling contract has also been assessed separately. The contract was valued using an 'excess earnings' technique where the terms of the contract are assessed relative to current market conditions. The value of the contract related intangible was determined by means of calculating the incremental or decremental cash flows arising over the life of the contract compared with a contract with terms at prevailing market rates.
The fair value of trade receivables was $28.3 million at the acquisition date, which was also the gross contractual amount. All amounts have been collected. The fair value of the mobilization fee receivable included in other current and non-current assets was $92.4 million at the acquisition date, which equaled the book value. All amounts are expected to be collected over the duration of the drilling contract.
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
The pro forma revenue and pro forma net income of the combined entity for the year ended December 31, 2014 had the acquisition date been as of January 1, 2014 are as follows:

	Year ended December 31,
(In US$ millions)	2014
	Seadrill Partners LLC as reported	Supplemental pro forma combined entity
Revenues	$1,342.6	$1,390.7
Net Income	314.6	331.0

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
West Vela Acquisition
On November 4, 2014, the Company’s 51% owned subsidiary, Seadrill Capricorn Holdings LLC, completed the purchase of 100% of the ownership interests in the entities that own and operate the West Vela (the "Vela business") from Seadrill.
The initial purchase price was $900.0 million, less debt of $433.1 million that was outstanding under the existing facility related to West Vela. As part of the agreement Seadrill Capricorn Holdings LLC also has an obligation to pay deferred consideration of $44,000 per day for the remainder of the West Vela's current contract with BP which runs to November 2020. In addition, Seadrill Capricorn Holdings will pay contingent consideration of up to $40,000 per day for the remainder of the BP contract, depending on the actual amount of contract revenue received from BP per day. The total consideration thus included deferred consideration payable to Seadrill of $73.7 million and contingent consideration of $65.7 million. The purchase price was subsequently reduced by a working capital adjustment of $6.0 million.
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

(In US$ millions)	November 4, 2014
Consideration
Cash	$467.0
Mobilization payable	73.7
Contingent consideration	65.7
Less: Working capital adjustment	(6.0)
Fair value of total consideration transferred	$600.4

Recognized amounts of identifiable assets acquired and liabilities assumed at estimated fair value
Cash	$1.9
Current assets	61.4
Intangible asset - favorable drilling contract	204.7
Drilling unit	755.8
Non current assets	61.8
Long term interest bearing debt	(433.1)
Current liabilities	(52.3)
Total identifiable net assets	$600.2

Goodwill	0.2
Total	$600.4
The Company recognized goodwill from the acquisition of $0.2 million, which is the excess of consideration transferred over the net assets acquired. The value of the goodwill is attributed to the assembled workforce. None of the goodwill recognized is expected to be deductible for income tax purposes.
The drilling unit has been valued at fair value separately from the related drilling contract. The estimated fair value of the drilling unit was derived using an income approach with market participant based assumptions. The fair value of the drilling contract has also been assessed separately. The contract was valued using an 'excess earnings' technique where the terms of the contract are assessed relative to current market conditions. The value of the contract related intangible was determined by means of calculating the incremental or decremental cash flows arising over the life of the contract compared with a contract with terms at prevailing market rates.
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
The pro forma revenue and pro forma net income of the combined entity for the twelve months ended December 31, 2014 had the acquisition date been January 1, 2014 are as follows:

	Year ended December 31,
(In US$ millions)	2014
	Seadrill Partners LLC as reported	Supplemental pro forma combined entity
Revenues	$1,342.6	$1,532.4
Net Income	314.6	407.6

Note 4 – Segment information
Operating segment
OPCO’s fleet, which is regarded as one single global segment, and is reviewed by the Chief Operating Decision Maker, which is the Company's board of directors, as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.
A breakdown of the Company’s revenues by customer for the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
BP	42.0%	44.8%	41.5%
ExxonMobil	22.0%	29.5%	26.4%
Hibernia	15.1%	2.6%	—%
Tullow	13.0%	13.5%	17.4%
Chevron	5.4%	8.5%	14.7%
Other	2.5%	1.1%	—%
Total	100.0%	100.0%	100.0%
Geographic Data
Revenues are attributed to geographical areas based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the revenues for the years ended December 31, 2016, 2015 and 2014 and fixed assets as of December 31, 2016 and 2015 by geographic area:
Revenues

(In US$ millions)	2016	2015	2014
United States	$672.2	$781.1	$556.6
Canada	241.5	190.9	126.1
Ghana	208.1	234.7	233.5
Nigeria	185.2	250.1	228.5
Angola	175.9	179.4	92.3
Thailand	86.3	99.8	105.6
Other	31.1	5.6	—
Total	$1,600.3	$1,741.6	$1,342.6

Fixed Assets—Drilling Units (1)

(In US$ millions)	2016	2015
United States	$2,815.5	$2,927.4
Ghana	575.0	591.5
Angola	554.0	571.3
Spain	496.2	—
Canada	488.0	519.2
Thailand	241.0	251.5
Singapore	171.2	—
Nigeria	—	508.0
Myanmar	—	178.4
Total	$5,340.9	$5,547.3

(1)
The fixed assets referred to in the table above include the eleven drilling units at December 31, 2016 and December 31, 2015. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

Note 5 – Taxation
Income taxes consist of the following:

	Year Ended December 31,
(In US$ millions)	2016	2015	2014
Current tax expense:
United Kingdom	$(1.6)	$—	$—
Foreign	110.2	72.6	43.5
Total current tax expense	108.6	72.6	43.5
Deferred tax (benefit) expense:
United Kingdom	—	—	—
Foreign	(22.1)	28.0	(8.7)
Total income tax expense	$86.5	$100.6	$34.8
Seadrill Partners LLC is tax resident in the United Kingdom. The Company's controlled affiliates operate and earn income in several countries and are subject to the laws of taxation within those countries. Currently some of the Company's controlled affiliates formed in the Marshall Islands along with all those incorporated in the United Kingdom (none of whom presently own or operate rigs) are resident in the United Kingdom and are subject to U.K. tax. Subject to changes in the jurisdictions in which the Company's drilling units operate and/or are owned, differences in levels of income and changes in tax laws, the Company's effective income tax rate may vary substantially from one reporting period to another. The Company's effective income tax rate for each of the years ended on December 31, 2016, 2015 and 2014 differs from the U.K. statutory income tax rate as follows:

	2016	2015	2014
U.K. statutory income tax rate	20.0%	20.3%	21.3%
Non-U.K. taxes	(6.3)%	(3.2)%	(11.3)%
Effective income tax rate	13.7%	17.1%	10.0%
Deferred Income Taxes
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

The net deferred tax assets, consist of the following:

(In US$ millions)	2016	2015
Provisions	$7.6	$19.7
Net operating losses carry forward	23.3	10.7
Unremitted earnings of subsidiaries	6.4	3.8
Gross deferred tax assets	37.3	34.2
Valuation allowance related to NOL	(22.6)	—
Net deferred tax assets	$14.7	$34.2
The net deferred tax liabilities consist of the following:

(In US$ millions)	2016	2015
Property, plant and equipment	$0.6	$42.6
Other	1.5	1.1
Gross deferred tax liabilities	2.1	43.7

Net deferred tax asset / (liability)	$12.6	$(9.5)
As of December 31, 2016, deferred tax assets related to net operating loss ("NOL") carryforwards were $23.3 million, which can be used to offset future taxable income. NOL carryforwards which were generated in various jurisdictions, include $22.6 million that will not expire and $0.7 million that will expire 2036 if not utilized. A valuation allowance of $22.6 million exists on the NOL carryforwards results where the Company does not expect to generate future taxable income.
The decrease in deferred tax liability during the year ended December 31, 2016 is primarily due to the West Capella no longer operating in Nigeria following the termination of its contract and the corresponding reversal of the deferred tax liability previously recorded for the difference between the book value and the tax value of the drilling unit.
Uncertain tax positions
As of December 31, 2016, the Company had uncertain tax positions of $40.0 million which is included in "Other non-current liabilities" on the consolidated balance sheets and is exclusive of interest. As of December 31, 2015, the Company had uncertain tax position of $9.0 million which was included in "Other current liabilities" on the consolidated balance sheet. The changes to the Company's liabilities related to uncertain tax positions were as follows:

(In US$ millions)	2016	2015
Balance beginning of year	$9.0	$—
Increases as a result of positions taken in prior years	42.0	—
Increases as a result of positions taken during the current year	31.9	9.0
Decreases as a result of positions taken in prior years	(34.2)	—
Decreases as a result of positions taken in the current year	(8.7)	—
Uncertain tax position	$40.0	$9.0
The increase in uncertain tax positions during the year ended December 31, 2016 was primarily due to tax positions taken or to be taken with respect to the global mobility of the Company's drilling units in conjunction with contract status and change of law. Accrued interest and penalties totaled $1.8 million as of December 31, 2016 (December 31, 2015: nil) and were included in "Other non-current liabilities" on the consolidated balance sheets. The associated expense of $1.8 million was recognized in "Income tax expense" in the consolidated statements of operations during the year ended December 31, 2016 (December 31, 2015: nil, December 31, 2014: nil). As of December 31, 2016, if recognized, $41.8 million of the Company's unrecognized tax benefits, including interest and penalties, would have a favorable impact on its effective tax rate.
Tax examinations
The Company is subject to taxation in various jurisdictions. The following table summarizes the earlier tax years that remain subject to examination by the major taxable jurisdictions in which the Company operates:

Jurisdiction	Earliest Open Year
United States	2013
Angola	2015
Nigeria	2012
Ghana	2013

Note 6 – Other revenues
Other revenues comprise the following items:

	Year Ended December 31,
(In US$ millions)	2016	2015	2014
Termination payments revenue	$198.8	$74.7	$—
Related party other revenues	12.3	13.4	—
Total	$211.1	$88.1	$—
Termination payments earned during the year ended December 31, 2016 include the termination fees in respect of the West Capella and West Sirius drilling contracts which were canceled before the completion date, with an effective date of May 6, 2016 and April 1, 2015 respectively. Termination payments earned during the year ended December 31, 2015 include termination fees in respect of the West Sirius only.
The Company's Nigerian service company earned related party revenues relating to certain services, including the provision of onshore and offshore personnel, which the Company provided to Seadrill's the West Saturn and the West Jupiter drilling rigs that were operating in Nigeria during the years ended December 31, 2016 and December 31, 2015.

Note 7 – Accounts receivable
Accounts receivable are presented net of allowances for doubtful accounts. There was a $242.3 million provision related to allowances for doubtful accounts as of December 31, 2016. There were no provisions related to allowances for doubtful accounts as of December 31, 2015.
The Company did not recognize any bad debt expense in 2016, 2015 or 2014, but has instead reduced contract revenues for any disputed amounts. The $242.3 million reduction in contract revenue in 2016 primarily related to amounts in dispute with Tullow relating to the drilling contract for the West Leo.

Note 8 – Other current assets
Other current assets include:

(In US$ millions)	December 31, 2016	December 31, 2015
Reimbursable amounts due from customers	$5.9	$23.5
Mobilization revenue receivable	34.9	42.0
Intangible asset- Favorable contracts to be amortized	70.5	70.5
Insurance receivable	0.3	12.1
Prepaid expenses	4.5	13.1
Other	0.9	5.4
Total other current assets	$117.0	$166.6
The mobilization revenue receivable relates to the mobilization revenue receivable from the West Vela, West Auriga and West Capricorn.
Favorable contracts
Favorable contracts to be amortized relates to the favorable contracts acquired with the West Polaris, West Vela and West Auriga from Seadrill. Favorable drilling contracts are recorded as intangible assets at fair value on the date of acquisition less accumulated amortization. The amounts recognized represent the net present value of the existing contracts at the time of acquisition compared to the current market rates at the time of acquisition, discounted at the weighted average cost of capital. The estimated favorable contract values have been recognized and amortized on a straight line basis over the terms of the contracts, ranging from two to five years. The gross carrying amounts and accumulated amortization were as follows:

	December 31, 2016			December 31, 2015
(In US$ millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible assets- Favorable contracts
Balance at beginning of period	$357.3	$(81.7)	$275.6	$280.9	$(14.8)	$266.1
Additions *	—	—	—	76.4	—	76.4
Amortization of favorable contracts	—	(70.6)	(70.6)	—	(66.9)	(66.9)
Balance at end of period	$357.3	$(152.3)	$205.0	$357.3	$(81.7)	$275.6
*Additions to favorable contracts during 2015 are net of measurement period adjustments.
The amortization is recognized in the statement of operations under "amortization of favorable contracts". The table below shows the amounts relating to favorable contracts that is expected to be amortized over the next five years:

	Year ended December 31
(In US$ millions)	2017	2018	2019	2020	2021	Total
Amortization of favorable contracts	$70.5	$49.2	$45.1	$40.2	$—	$205.0

Note 9 – Drilling units

(In US$ millions)	December 31, 2016	December 31, 2015
Cost	$6,494.1	$6,434.2
Accumulated depreciation	(1,153.2)	(886.9)
Net book value	$5,340.9	$5,547.3
Depreciation and amortization expense related to the drilling units was $266.3 million, $237.5 million and $198.7 million for the years ended December 31, 2016, 2015 and 2014 respectively.

Note 10 – Other non-current assets

(In US$ millions)	December 31, 2016	December 31, 2015
Mobilization revenue receivable	$73.6	$109.2
Intangible asset- favorable contract	134.7	205.2
Total other non-current assets	$208.3	$314.4
The mobilization revenue receivable relates to the mobilization revenue receivable from the West Vela, West Auriga and West Capricorn.
Please refer to Note 8 "Other current assets" for further detail on favorable contracts.

Note 11 – Debt
As of December 31, 2016 and December 31, 2015, the Company had the following debt amounts outstanding:

(In US$ millions)	December 31, 2016	December 31, 2015
External debt agreements
Amended Senior Secured Credit Facilities	$2,865.7	$2,894.7
$1,450 Senior Secured Credit Facility	342.4	382.6
$420 West Polaris Facility	279.0	315.0
Sub-total external debt	3,487.1	3,592.3
Less current portion long term external debt	(105.3)	(105.3)
Long-term external debt	$3,381.8	$3,487.0

Related party debt agreements
Rig Financing and Loan Agreements
West Vencedor Loan Agreement	41.2	57.5
$440 Rig Financing Agreement	119.1	139.0
Sub-total Rig Financing Agreements	160.3	196.5
Other related party debt
$109.5 T-15 vendor financing facility	—	109.5
Total related party debt	160.3	306.0
Less current portion of related party debt	(135.6)	(145.8)
Long-term related party debt and related party loan notes	24.7	160.2

Total external and related party debt	$3,647.4	$3,898.3
The outstanding debt as of December 31, 2016 is repayable as follows:

(In US$ millions)	As of December 31, 2016
2017	$240.9
2018	598.8
2019	79.0
2020	29.0
2021	2,699.7
2022 and thereafter	—
Total external and related party debt	$3,647.4
Details of the debt issuance costs netted against the current and long-term debt for each of the periods presented are shown below:

	Outstanding debt as of December 31, 2016
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Current portion of long-term external debt	$105.3	$(11.5)	$93.8
Long-term external debt	3,381.8	(35.3)	3,346.5
Total external debt	$3,487.1	$(46.8)	$3,440.3

	Outstanding debt as of December 31, 2015
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Current portion of long-term external debt	$105.3	$(11.5)	$93.8
Long-term external debt	3,487.0	(46.6)	3,440.4
Total external debt	$3,592.3	$(58.1)	$3,534.2
Amended Senior Secured Credit Facilities
On February 21, 2014, Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Finco LLC, which are subsidiaries of the Company (the "Borrowers"), entered into Senior Secured Credit Facilities (the "Senior Secured Credit Facilities"). The Senior Secured Credit Facilities consist of (i) a $100.0 million revolving credit facility (the "revolving facility") available for borrowing from time to time by any Borrower, and (ii) a $1.8 billion term loan (the "term loan") which was borrowed by Seadrill Operating LP in full on February 21, 2014. The proceeds from this transaction were used to (a) refinance debt related to the rig facilities for the West Capella, West Aquarius, West Sirius and West Leo, (b) repay in part unsecured loans from Seadrill, (c) add cash to the balance sheet in support of general company purposes and (d) pay all fees and expenses associated therewith.
On June 26, 2014, the Senior Secured Credit Facilities were amended ("Amended Senior Secured Credit Facilities") to allow for the borrowing by Seadrill Operating LP of $1.1 billion of additional term loans in addition to the term loans already outstanding under the Senior Secured Credit Facilities as noted above. The proceeds from the additional $1.1 billion of term loans were used to (a) refinance debt secured by West Auriga of $443 million and West Capricorn of $426.3 million, (b) repay in part certain unsecured loans from Seadrill, (c) add cash to the Company's balance sheet for general company purposes and (d) pay all fees and expenses associated with the Amended Senior Secured Credit Facilities.
The Amended Senior Secured Credit Facilities are guaranteed on a senior secured basis by the Borrowers and the Borrowers’ subsidiaries that own or charter the West Capella, West Aquarius, West Sirius, West Leo, West Capricorn and West Auriga. The Amended Senior Secured Credit Facilities also are secured by mortgages on the six drilling units, security interests on the earnings, earnings accounts, and insurances owned by the subsidiary guarantors relating to the six drilling units, and pledges of the equity interests of each subsidiary guarantor. As of December 31, 2016, the total net book value of the drilling units pledged as security was $3.7 billion.
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
The Company has entered into interest rate swap transactions to fix 100% of the variable element of the term loan facility at a weighted average fixed rate of 2.49% per annum through the maturity of the term loan. A variable rate option included in the swap provides that the counterparty shall pay the greater of 1.00% or 3 Month LIBOR. Thus, where the variable rate is less than 1%, the variable rate payment shall be equal to 1%.
During the year ended December 31, 2015, the Company drew down $50.0 million of the $100.0 million revolving credit facility under the Amended Senior Secured Credit Facilities to finance a portion of the Polaris Acquisition. Refer to Note 3 "Business acquisitions" for more information.
As of December 31, 2016, the outstanding balance of the term loan was $2,865.7 million and $50.0 million of the $100 million revolving facility remains undrawn.

$1,450 million Senior Secured Credit Facility
In March 20, 2013, Seadrill entered into a $1,450 million Senior Secured Credit Facility with a syndicate of banks and export credit agencies, relating to the West Auriga, the West Vela and the West Tellus, a drilling unit owned by Seadrill (the "$1,450 million Senior Secured Credit Facility"). Upon closing of the West Auriga acquisition in March 2014, the entity which owns the West Auriga owed $443 million under the facility. This amount was repaid in June 2014 with proceeds from the Amended Senior Secured Credit Facilities discussed above. Upon closing of the West Vela acquisition in November 2014, the entity that owns the West Vela owed $433 million under the facility. The facility has a final maturity in 2025, with a commercial tranche maturing in 2018, and bears interest at a rate equal to LIBOR plus a margin in the range that varies from 1.2% to 3% depending on which of the four loan tranches to which it is applicable. As discussed in the section entitled "Restrictive Covenants and Events of Default" below, the 3% margin, which is applicable to two of the four loan tranches, may be further increased depending on the leverage ratio, by up to 0.75% per annum. The $307.4 million portion of the loans that benefits from the guarantee provided by the Norwegian export credit agency also is subject to a guarantee fee of 1.5% plus, as discussed in the section entitled "Restrictive Covenants and Events of Default" below, up to an additional 0.75% per annum depending on the leverage ratio. If the balloon payment of $40.88 million on the commercial tranche does not get refinanced to the satisfaction of the remaining lenders after five years, the remaining tranches also become due after five years. Under the terms of the $1,450 million Senior Secured Credit Facility, certain subsidiaries of Seadrill and the Company and the entity that owns the West Vela are jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers who are also party to such agreement.  These obligations are continuing and extend to amounts payable by any borrower under the facility. The total amount owed by all parties under this facility as of December 31, 2016 is $694.8 million. The Company has not recognized any amounts that are related to amounts owed under the facility by other borrowers.  Seadrill has provided an indemnity to the Company for any payments or obligations related to this facility that are not related to the West Vela. As of December 31, 2016, the total net book value of the West Vela pledged as security was $706.5 million. The outstanding balance relating to the West Vela as of December 31, 2016 was $342.4 million.
$420 million West Polaris Facility
On June 19, 2015, in connection with the completion of the Polaris Acquisition, Seadrill Polaris Ltd. as borrower, entered into an amendment and restatement of the $420.0 million term loan facility (the "West Polaris Facility"). The West Polaris Facility is comprised of a $320.0 million term loan facility and a $100.0 million revolving credit facility. The West Polaris Facility matures on January 31, 2018 and bears interest at a rate of LIBOR plus 2.25%. Commitment fees are payable quarterly in arrears on the unused portion of the revolving credit facility at the rate of 0.9% per annum. The term loan of the West Polaris Facility is payable on a monthly basis in equal installments of $3.0 million and a final lump sum payment of $143.0 million upon maturity. Upon closing of the Polaris Acquisition, Seadrill Polaris owed $336.0 million under the West Polaris Facility. Refer to Note 3 "Business acquisitions". The outstanding balance under the West Polaris Facility as of December 31, 2016 was $279.0 million.
Seadrill and the Company are guarantors of the West Polaris Facility. Security for the West Polaris Facility consists of a first priority perfected pledge by Seadrill Operating LP of all of its equity interests in Seadrill Polaris, a first priority ship mortgage by Seadrill Polaris over the West Polaris, and first priority perfected security interests granted by Seadrill Polaris in its earnings, earnings accounts and insurances. The net book value of the West Polaris pledged as security as of December 31, 2016 is $554 million.
$440 million Rig Financing Agreement
Seadrill financed the construction of certain of the drilling units in the Company’s fleet initially with borrowings under third party credit facilities. In connection with the Company's IPO and certain subsequent acquisitions from Seadrill, Seadrill amended and restated the various third party credit facilities (the "Rig Financing Agreements"), to allow for the transfer of the respective drilling units to OPCO and to provide for OPCO and its subsidiaries that, directly or indirectly, own the drilling units to guarantee the obligations under the facilities. In connection therewith, such subsidiaries entered into intercompany loan agreements with Seadrill corresponding to the aggregate principal amount outstanding under the third party credit facilities allocable to the applicable drilling units. During the twelve months ended December 31, 2014, certain Rig Financing Agreements were repaid with the proceeds of the Senior Secured Credit Facilities.   As of December 31, 2016 and 2015, the only remaining Rig Financing Agreement related to the T-15 and T-16 (the" $440 million Rig Financing Agreement").
The $440 million Rig Financing Agreement is secured by the T-15 and T-16 and one other rig owned by Seadrill. In May 2013, Seadrill entered into an amendment to the $440 million Rig Financing Agreement to allow for the transfer of the T-15 to Seadrill Partners Operating LLC and to add Seadrill Partners Operating LLC as a guarantor under the $440 million Rig Financing Agreement.  In October 2013, Seadrill entered into an amendment to the $440 million Rig Financing Agreement to allow for the transfer of the T-16 to Seadrill Partners Operating LLC. Effective from the respective dates of transfer of the T-15 and the T-16 from Seadrill to Seadrill Partners Operating LLC, the entities that own the T-15 and T-16 entered into intercompany loan agreements with Seadrill in the amount of approximately $100.5 million and $93.1 million, respectively. These loans bear interest at a rate of LIBOR plus 3.25%. Pursuant to the intercompany loan agreements, the entities which own the T-15 and T-16 make payments of principal and interest directly to the lenders under the $440 million Rig Financing Agreement, at Seadrill’s direction and on its behalf.  Such payments correspond to payments of principal and interest due under the $440 million Rig Financing Agreement that are allocable to the T-15 and the T-16.  The $440 million Rig Financing Agreement matures in December 2017.

Under the terms of the $440 million Rig Financing Agreement, certain subsidiaries of Seadrill and the Company are jointly and severally liable for their own debt and obligations and the debt and obligations of other borrowers who are also party to the $440 million Rig Financing Agreement. The total amounts owed under the $440 million Rig Financing Agreement as of December 31, 2016 is $190.3 million ($224.3 million as of December 31, 2015); the Company retains a related party balance as of December 31, 2016 of $119.1 million payable to Seadrill ($139 million as of December 31, 2015). The Company has not recognized any amounts that are related to amounts owed by Seadrill subsidiaries. Certain subsidiaries of the Company are guarantors under the $440 million Rig Financing Agreement. Under the terms of the $440 million Rig Financing Agreement, the guarantors are jointly and severally liable for other guarantors and the borrowers who are party to this facility. In connection with the T-15 and T-16 acquisitions, Seadrill agreed to indemnify Seadrill T-15 Ltd, Seadrill T-16 Ltd, Seadrill International Ltd and Seadrill Partners Operating LLC against any liability incurred by them pursuant to their guarantees and share pledges under the $440 million Rig Financing Agreement. Seadrill is entitled to set off any such claims for indemnification against any claim it may have against Seadrill T-15 Ltd, Seadrill T-16 Ltd, Seadrill International Ltd and Seadrill Partners Operating LLC, including for claims under the intercompany loan agreements for the T-15 and T-16. As of December 31, 2016, the total net book value of the T-15 and T-16 pledged as security was $240.9 million.
West Vencedor Loan Agreement
The senior secured credit facility relating to the West Vencedor was repaid in full by Seadrill in June 2014, and subsequently the related party agreement between the Company's subsidiary, Seadrill Vencedor Ltd., and Seadrill was amended to carry on this facility on the same terms (the "West Vencedor Loan Agreement"). The West Vencedor Loan Agreement was scheduled to mature in June 2015, at which and all outstanding amounts thereunder would have become due and payable, including a balloon payment of $69.9 million. On April 14, 2015, the West Vencedor Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears interest at LIBOR plus a margin of 2.3% and a balloon payment of $20.6 million due at maturity in June 2018. As of December 31, 2016, the total net book value of the West Vencedor pledged as security was $171.2 million. The outstanding balance under the West Vencedor Loan Agreement due to Seadrill was $41.2 million as of December 31, 2016.
$109.5 million Vendor Financing Loan Agreement
In May 2013, a subsidiary of the Company, Seadrill Partners Operating LLC, borrowed from Seadrill $109.5 million as vendor financing to fund the acquisition of the T-15. The loan agreement bore interest of LIBOR plus a margin of 5.0% and was repaid in May 2016.
Sponsor Revolving Credit Facility
In October 2012, in connection with the closing of the Company's IPO, the Company entered into a $300 million revolving credit facility with Seadrill (the "Sponsor Revolving Credit Facility"). The Sponsor Revolving Credit Facility is for a term of 5 years with a maturity date of October 24, 2017 and bears interest at a rate of LIBOR plus 5.0% per annum, with an annual 2% commitment fee on the undrawn balance. On March 1, 2014, the Sponsor Revolving Credit Facility was reduced to $100 million. There were no amounts owed under the facility as of December 31, 2016 and December 31, 2015.
Restrictive Covenants
The Company's facilities and related party loan agreements include financial and non-financial covenants applicable to the Company and Seadrill. Financing agreements to which the Company was party during the year ended December 31, 2016 and December 31, 2015 are discussed further below. The Company and Seadrill were in compliance with the related covenants as of December 31, 2016 (taking into account the covenant amendments referred to below)
The Amended Senior Secured Credit Facilities
Our subsidiaries that are borrowers or guarantors of the Amended Senior Secured Credit Facilities are subject to certain financial and restrictive covenants contained in the Company's Amended Senior Secured Credit Facilities including the following:

•	Limitations on the incurrence of indebtedness and issuance of preferred equity;

•	Limitations on the incurrence of liens;

•	Limitations on dividends and other restricted payments;

•	Limitations on investments;

•	Limitations on mergers, consolidation and sales of all or substantially all assets;

•	Limitations on asset sales;

•	Limitations on transactions with affiliates;

•	Limitation on business activities to businesses similar to those now being conducted; and

•	Requirement to maintain a senior secured net leverage ratio of no more than 5.0 to 1.0.
In addition, the Amended Senior Secured Credit Facilities contain other customary terms, including the following events of default (subject to customary grace periods), upon the occurrence of which, the loans may be declared (or in some cases automatically become) immediately due and payable:

•	Failure to pay principal, interest or other amounts owing with respect to the loans under the Amended Senior Secured Credit Facilities;

•	Breach in any material respect of any representation or warranty contained in Amended Senior Secured Credit Facilities documentation;

•	Breach of any covenant contained in Amended Senior Secured Credit Facilities documentation;

•	The occurrence of a payment default under, or acceleration of, any indebtedness aggregating $25 million or more other than the term loan;

•	Failure by the Company's subsidiaries that are borrowers or guarantors of the Amended Senior Secured Credit Facilities to pay or stay any judgment in excess of $25 million;

•
Repudiation by the Company's subsidiaries that are borrowers or guarantors of the Amended Senior Secured Credit Facilities of any guarantee or collateral documents related to the Amended Senior Secured Credit Facilities;

•	Any guarantee related to the Amended Senior Secured Credit Facilities is found to be unenforceable or invalid or is not otherwise effective;

•
Any of the Company's subsidiaries that are borrowers or guarantors of the Amended Senior Secured Credit Facilities file for bankruptcy or become the subject of an involuntary bankruptcy case or other similar proceeding;

•	The equity interests of any of the company, Seadrill Operating LP or Seadrill Capricorn Holdings LLC is pledged to anyone other than the collateral agent for the Amended Senior Secured Facilities; and

•	The occurrence of a change of control.
As of December 31, 2016, the Company was in compliance with all covenants under the Amended Senior Secured Credit Facilities (taking into account the covenant amendments referred to below).
$440 million Rig Financing Agreement
The $440 million Rig Financing Agreement contains various customary covenants that may limit, among other things, the ability of the borrower to:

•	sell the applicable drilling unit;

•	incur additional indebtedness or guarantee other indebtedness;

•	make investments or acquisitions;

•	pay dividends or make any other distributions if an event of default occurs; or

•	enter into inter-company charter arrangements for the drilling units not contemplated by the applicable Rig Facility.
The $440 million Rig Financing Agreement also contains the following financial covenants:

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

In May and June 2015, Seadrill executed amendments to the covenants contained in the $1,450 million Senior Secured Credit Facility and the $440 million Rig Financing Agreement. Under the amended terms, the permitted leverage ratios were amended to the following:

•	6.0:1, from and including the financial quarter starting on July 1, 2015 and including the financial quarter ending on September 30, 2016;

•	5.5:1, from and including the financial quarter starting on October 1, 2016 and including the financial quarter ending December 31, 2016;

•	4.5:1, from and including the financial quarter starting on January 1, 2017 until the final maturity date.
In connection with the amendment, effective from July 1, 2015, an additional margin may be payable on the above mentioned facilities as follows:

•	0.125 percent per annum if the leverage ratio is 4.50:1 up to and including 4.99:1;

•	0.25 percent per annum if the leverage ratio is 5.00:1 up to and including 5.49:1;

•	0.75 percent per annum if the leverage ratio is 5.50:1 up to and including 6.00:1

In April 2016, these covenants were further amended as set forth under "April 2016 Amendments to Senior Secured Credit Facilities". In April 2017, these covenants were further amended as set forth under "April 2017 Amendments to Certain Credit Facilities".
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
In addition to financial covenants, the Company's credit facility agreements generally contain covenants which are customary in secured financing in this industry, including operational covenants in relation to the relevant rigs, information undertakings and covenants in relation to corporate existence and conduct of the Company's business.
The $440 million Rig Financing Agreement also identifies various events that may trigger mandatory reduction, prepayment, and cancellation of the facility including, among others, the following:

•	total loss or sale of a drilling unit securing the $440 million Rig Financing Agreement;

•	cancellation or termination of any existing charter contract or satisfactory drilling contract; and

•	a change of control.
The $440 million Rig Financing Agreement also contains, as applicable, loan-to-value clauses, which could require the Company, at its option to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. The market value of the rigs must be at least 135% of the loan outstanding.
The $440 million Rig Financing Agreement contains customary events of default, such as failure to repay principal and interest, and other events of defaults, such as:

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

The $440 million Rig Financing Agreement is secured by:

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
If an event of default exists under the $440 million Rig Financing Agreement, the lenders have the ability to accelerate the maturity of the $440 million Rig Financing Agreement and exercise other rights and remedies. In addition, if Seadrill were to default under one of its other financing agreements, it could cause an event of default under the $440 million Rig Financing Agreement. Further, because the Company's drilling units are pledged as security for Seadrill’s obligations under the Rig Financing Agreement, lenders thereunder could foreclose on the Company’s drilling units in the event of a default thereunder. Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under the Company’s existing financing agreements, which would have a material adverse effect on the Company.

As of December 31, 2016, Seadrill and the Company were in compliance with the covenants under the $440 million Rig Financing Agreement and Seadrill was in compliance with the covenants with the back-to-back credit facilities related to each of the rigs covered by the $440 million Rig Financing Agreement (taking into account the covenant amendments referred to below).
$1,450 million Senior Secured Credit Facility
The above facility contains materially the same covenants as those set out for the $440 million Rig Financing Agreement above. In addition to the financial covenants relating to Seadrill, each of the borrowers are required to ensure that the combined Debt Service Cover ratio shall not be less than 1.15:1.
In addition, the combined market values of the West Vela and West Tellus must have a minimum market value of at least 125% of the outstanding loans at any time, rising to 140% from March 31, 2016. If it does not, the Company must prepay a portion of the outstanding borrowings or provide additional collateral to correct the shortfall. In April 2016, these covenants were amended as described under "April 2016 Amendments to Senior Second Credit Facilities" and were further amended in April 2017 as set forth under "April 2017 Amendments to Certain Credit Facilities".
If Seadrill were to default under the facility, or to default under one of its other financing agreements, it could cause an event of default under the facility. Further, because the West Vela is pledged as security under the facility, lenders thereunder could foreclose on the West Vela in the event of a default thereunder. Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under the Company’s existing financing agreements. In April 2017, these covenants were further amended as set forth under "April 2017 Amendments to Certain Credit Facilities".
Seadrill and the Company were in compliance with the covenants under the facility as of December 31, 2016 (taking into account the covenant amendments referred to below).
$420 million West Polaris Facility
The West Polaris Facility contains materially the same covenants as the $440 million Rig Financing Agreement described above. If Seadrill were to breach its financial covenants, or to default under one of its other financing agreements, it could cause an event of default under the facility. Further, because the West Polaris is pledged as security under the facility, lenders thereunder could foreclose on the West Polaris in the event of a default thereunder. Seadrill’s failure to comply with covenants and other provisions in its existing or future financing agreements could result in cross-defaults under the Company’s existing financing agreements. In addition, the West Polaris must have a minimum market value of at least 125% of the outstanding loans at any time. If it does not, Seadrill Polaris must prepay a portion of the outstanding borrowings or provide additional collateral to correct the shortfall. In April 2017, these covenants were further amended as set forth under "April 2017 Amendments to Certain Credit Facilities".
Seadrill and the Company were in compliance with the covenants under the facility as of December 31, 2016 (taking into account the covenant amendments referred to below).
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

•
Minimum-value-clauses: Seadrill’s secured bank credit facilities contain loan-to-value clauses, or minimum-value-clauses ("MVC"), which could require Seadrill to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. Subject to compliance with the terms of the amendment, this covenant has been suspended until June 30, 2017.

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

◦
Restrictive undertakings: Seadrill has agreed to additional near-term restrictive undertakings applicable during this process, applicable to Seadrill and its subsidiaries, including (without limitation) limitations in respect of:

▪	incurrence and maintenance of certain indebtedness;

▪	dividends, share capital repurchases and total return swaps;

▪	investments in, extensions of credit to or the provision of financial support for non-wholly owned subsidiaries;

▪	investments in, extensions of credit to or the provision of financial support for joint ventures or associated entities;

▪	acquisitions;

▪	dispositions;

▪	prepayment, repayment or repurchase of any debt obligations;

▪	granting security; and

▪	payments in respect of newbuild drilling units,
in each case, subject to limited exceptions.
Other changes and provisions:

◦
Undrawn availability: Seadrill has agreed it will not borrow any undrawn commitments under its senior secured credit facilities unless the coordinating committee of lenders has been provided 15 days' notice of such borrowing.

◦	Fees: Seadrill has agreed to pay certain fees to its lenders in consideration of these extensions and amendments.
April 2017 Amendments to Certain Credit Facilities
On April 4, 2017, Seadrill on behalf of the Company, and Seadrill’s banking group agreed to extend a series of key dates as part of Seadrill’s ongoing restructuring efforts. Seadrill has reached agreement to extend the milestone to implement a restructuring plan from April 30, 2017 to July 31, 2017 and also to extend the related covenant amendments and waivers that were set forth under "April 2016 Amendments to Certain Credit Facilities" that were scheduled to expire on June 30, 2017 to September 30, 2017.
These covenants relate to the following secured credit facilities where both parties are borrowers or guarantors:

◦	$1,450 million Senior Secured Credit Facility

◦	$420 million West Polaris Facility

◦	$440 million Rig Financing Agreements
Sponsor Revolving Credit Facility
The Sponsor Revolving Credit Facility contains covenants that require the Company to, among other things:

•	notify Seadrill of the occurrence of any default or event of default; and

•
provide Seadrill with information in respect of its business and financial status as Seadrill may reasonably require, including, but not limited to, copies of the Company's unaudited quarterly financial statements and its audited annual financial statements.

Events of default under the Sponsor Revolving Credit Facility include, among others, the following:

•	failure to pay any sum payable under the revolving credit facility when due;

•	breach of certain covenants and obligations of the revolving credit facility;

•	a material inaccuracy of any representation or warranty;

•	default under other indebtedness in excess of $25 million;

•	bankruptcy or insolvency events; and

•
commencement of proceedings seeking issuance of a warrant of attachment, execution, distrain or similar process against all or any substantial part of the Company’s assets that results in an entry of an order for any such relief that is not vacated, discharged, stayed or bonded pending appeal within sixty days of the entry thereof.

As of December 31, 2016, the Company was in compliance with all covenants under the Sponsor Revolving Credit Facility.

Note 12 – Other current liabilities
Other current liabilities are comprised of the following:

(In US$ millions)	December 31, 2016	December 31, 2015
Taxes payable	$47.7	$28.4
Employee and business withheld taxes, social security and vacation payment	12.3	15.4
VAT payable	10.9	4.0
Deferred mobilization/demobilization revenues	12.5	18.0
Unrealized loss on derivative financial instruments	55.2	84.2
Accrued expenses and other current liabilities	30.3	67.9
Total other current liabilities	$168.9	$217.9

Note 13 – Related party transactions
The Company has entered into certain agreements with affiliates of Seadrill to provide certain management and administrative services, as well as technical and commercial management services. Seadrill has also provided financing arrangements as described within this note below. The total amounts charged to the Company for the years ended December 31, 2016, 2015 and 2014 were $136.8 million, $149 million and $208.5 million respectively.
Net expenses / (income) with Seadrill:

(In US$ millions)	2016	2015	2014
Management and administrative fees (a) and (b)	$64.8	$75.3	$58.6
Rig operating costs (c)	24.9	29.3	22.4
Insurance premiums (d)	16.0	20.2	21.8
Interest expense (e)	10.1	13.7	87.7
Commitment fee (f)	2.0	2.0	2.2
Derivative (gains)/losses (m)	4.1	10.2	41.6
Bareboat charters (h)	9.5	(1.6)	(25.8)
Other revenues - operating expenses recharged to Seadrill (i)	(11.9)	(13.4)	—
Accretion of discount on deferred consideration (j)	17.3	13.3	—
Total	$136.8	$149.0	$208.5
Receivables / (payables) with Seadrill:

(In US$ millions)	December 31, 2016	December 31, 2015
Trading balances due from Seadrill and subsidiaries (k)	$80.6	$175.9
Trading balances due to Seadrill and subsidiaries (k)	(192.0)	(354.7)
$440 Million Rig Financing Agreement with Seadrill (T-15 and T-16) (g)	(119.1)	(139.0)
West Vencedor Loan Agreement with Seadrill(g)	(41.2)	(57.5)
Vendor financing loan agreement with Seadrill (l)	—	(109.5)
Deferred and contingent consideration to related party - short term portion (j)	(45.6)	(60.4)
Deferred and contingent consideration to related party - long term portion (j)	(157.6)	(185.4)
Derivatives with Seadrill - interest rate swaps (m)	2.4	2.2
(a) Management and administrative services agreement – In connection with the IPO, the Company entered into a management and administrative services agreement with Seadrill Management a wholly owned subsidiary of Seadrill, pursuant to which Seadrill Management provides the Company certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee to be agreed upon from time to time by the parties. In April 2016, the agreement was extended for an indefinite term and can be terminated providing 90 days written notice. During the twelve months ended December 31, 2016 the management fee has ranged from 4.85% to 8% of costs and expenses incurred in connection with providing these services.
(b) Technical and administrative services agreements – In connection with the IPO, subsidiaries of the Company entered into certain advisory, technical and/or administrative services agreements with subsidiaries of Seadrill. The services provided by Seadrill’s subsidiaries are charged at cost plus service fee equal to approximately 5% of Seadrill’s costs and expenses incurred in connection with providing these services.

(c) Rig operating costs – relates to rig operating costs recharged by Seadrill in relation to costs incurred on behalf of the West Polaris and the West Vencedor operating in Angola. These costs are charged by Seadrill at a markup of approx. 5%.
(d) Insurance premiums – the Company’s drilling units are insured by a Seadrill company and the insurance premiums incurred are recharged to the Company.
(e) Interest expense – relates to interest charged on related party loan arrangements in (g).
(f) $100 million Sponsor Revolving Credit Facility – In October 2012 OPCO entered into a $300 million revolving credit facility with Seadrill. The facility is for a term of five years maturing October 24, 2017, and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. On March 1, 2014, the revolving credit facility was amended to reduce the maximum borrowing limit from $300 million to $100 million. During 2016 the Company drew down nothing from the revolving credit facility and repaid nothing. As of December 31, 2016 and 2015 the outstanding balance was nil.
(g) Rig Financing Agreement and West Vencedor Loan Agreement – See Note 11 "Debt" for details of the $440 million Rig Financing Agreement and West Vencedor Loan Agreement.
(h) Bareboat charters – In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of Seadrill Operating LP, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract. The contract was terminated effective April 18, 2017 on completion of the rigs contract with Hibernia Management. The net effect to the Company of these bareboat charter arrangements is a cost of $25,500 per day, the total effect was expenditure of $9.0 million.
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
(i) Other revenues - The Company incurs certain operating costs on behalf of Seadrill drilling units and recharges them at a markup of approx 5%. Other revenues are earned within the Company's Nigerian service company from Seadrill for certain services, including the provision of onshore and offshore personnel, which the Company provided to Seadrill's West Jupiter and West Saturn drilling rigs.
(j) Deferred consideration to related party - On the acquisition of the West Polaris in 2015, the Company recognized a seller's credit balance payable of $44.6 million, a long term deferred consideration balance of $63.7 million and a short-term deferred consideration balance of $31.6 million.
On the acquisition of the West Vela in 2014 the Company recognized a long term deferred consideration balance of $61.7 million and a long term contingent consideration balance of $49.5 million. The short-term portion of the deferred consideration balance and the short-term contingent consideration balance was $25.8 million.
As of December 31, 2016, the short-term portion of these balances relating to the West Polaris, and the West Vela are $8.3 million and $37.3 million respectively, which are presented within other related party payables on the balance sheet. As of December 31, 2016, the long-term portion of the balances relating to the West Polaris and West Vela are $89.8 million and $67.8 million respectively.
As of December 31, 2015, the short-term portion of these balances relating to the West Polaris and the West Vela are $30.7 million and $29.7 million respectively, which are presented within other related party payables on the balance sheet. As of December 31, 2015, the long-term portion of the balances relating to the West Polaris and West Vela are $90.1 million and $95.3 million respectively.
(k) Trading balances – Receivables and payables with Seadrill and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services, as well as, accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill and its subsidiaries are unsecured, interest free, and are intended to be settled in the ordinary course of business.
(l) $109.5 million Vendor financing loan - On May 17, 2013, Seadrill Operating LP borrowed from Seadrill $109.5 million as vendor financing to fund the acquisition of the T-15. The loan bore interest at a rate of LIBOR plus a margin of 5% and was repaid in May 2016.
(m) Derivatives with Seadrill - Interest rate swaps - As of December 31, 2016, the Company was party to interest rate swap agreements with Seadrill for a combined outstanding principal amount of approximately $620.3 million at rates between 1.10% per annum and 1.93% per annum. The swap agreements mature between July 2018 and December 2020. Refer to Note 14 "Risk management and financial instruments" for further information.

Other agreements and transactions with Seadrill
$143 million Loan Agreement
Effective as of December 17, 2015, an operating subsidiary of the Company borrowed $143.0 million (the "West Sirius loan”) from Seadrill in order to provide sufficient immediate liquidity to meet the terms of its bareboat charter termination payment in connection with the West Sirius contract termination. Concurrently, Seadrill borrowed $143.0 million (the "Seadrill loan”) from a rig owning subsidiary of the Company in order to restore its liquidity with respect to the West Sirius loan.
Each loan bears an interest rate of one-month LIBOR plus 0.56% and matures in August 2017. Each of the loan parties understand and agree that the loan agreements act in parallel with each other. As of December 31, 2016, $39.4 million was outstanding under each such loan.
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
West Polaris Acquisition
On June 19, 2015, Seadrill Operating LP acquired Seadrill Polaris, the entity that owns and operates the drillship the West Polaris from Seadrill, which has been accounted for as a business combination. Refer to Note 3 for more information. Seadrill continues to act as a guarantor under the $420 million West Polaris Facility, pursuant to which Seadrill Polaris is a borrower.
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
Seadrill provides performance guarantees in connection with the Company’s drilling contracts in favor of customers of the Company, amounting to a total of $184.5 million as of December 31, 2016 (December 31, 2015: $370.0 million).
Customs guarantees
Seadrill provided customs guarantees in connection with the Company’s operations, primarily in Nigeria, in favor of banks. The custom guarantees were terminated effective May 17, 2016 on termination of the West Capella contract. As of December 31, 2015, the guarantees amounted to $85.8 million.
Tax indemnifications
Under the Company's omnibus agreement with Seadrill (the "Omnibus Agreement") and sale and purchase agreements relating to acquisitions from Seadrill subsequent to the IPO, Seadrill has agreed to indemnify the Company against any tax liabilities arising from the operation of the assets contributed or sold to the Company prior to the time they were contributed or sold.

Loan Guarantees
Seadrill is a guarantor under (i) the West Polaris Facility, amounting to a total of $279.0 million as of December 31, 2016 (December 31, 2015, $315.0 million) and (ii) the $1,450 million Senior Secured Credit Facility, amounting to $342.4 million as of December 31, 2016 (December 31, 2015, $382.6 million).
T-15 and T-16 Acquisitions
In connection with the T-15 and T-16 acquisitions, Seadrill agreed to indemnify Seadrill T-15 Ltd, Seadrill T-16 Ltd, Seadrill International Ltd and Seadrill Partners Operating LLC against any liability incurred by them pursuant to their guarantees and share pledges under the $440 million Rig Financing Agreement. Seadrill is entitled to set off any such claims for indemnification against any claim it may have against Seadrill T-15 Ltd, Seadrill T-16 Ltd, Seadrill International Ltd and Seadrill Partners Operating LLC, including for claims under the related party loan agreements for the T-15 and T-16.
Environmental and other indemnifications
Under the Omnibus Agreement and sale and purchase agreements relating to acquisitions from Seadrill subsequent to the IPO, Seadrill has agreed to indemnify the Company against certain environmental and toxic tort liabilities with respect to the assets that Seadrill contributed or sold to the Company to the extent arising prior to the time they were contributed or sold.

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
Interest rate swap agreements
As of December 31, 2016, the Company had interest rate swap agreements with Seadrill for an outstanding principal amount of $620.3 million (December 31, 2015: $655.3 million) swapping floating rate for an average fixed rate of 1.22% per annum. The combined total fair value of the interest rate swaps outstanding as of December 31, 2016 amounted to a gross asset of $2.6 million and a net asset of $2.4 million (December 31, 2015: gross asset of $3.1 million and net asset of $2.2 million). This is classified within related party receivables in the Company's balance sheet as of December 31, 2016 and December 31, 2015. These agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "loss on derivative financial instruments".
The total realized and unrealized loss recognized under "loss on derivative financial instruments" in the Consolidated Statement of Operations relating to interest rate swap agreements with Seadrill for the year ended December 31, 2016 was $4.1 million (2015: $10.2 million, 2014: $41.6 million). Included in the $4.1 million net loss for the year ended December 31, 2016 is an out of period loss of $0.4 million recognized in respect of the Company's' own creditworthiness.
As of December 31, 2016, the Company had interest rate swap agreements with external parties for a combined outstanding principal amount of $2,822.9 million, (December 31, 2015: $2,851.9 million) swapping floating rate for an average fixed rate of 2.49% per annum. The combined total fair value of the interest rate swaps outstanding as of December 31, 2016 amounted to a gross liability of $70.2 million and a net liability of $55.2 million, (December 31, 2015: a gross liability of $116.6 million and a net liability of $84.2 million).
Interest rate swaps are reflected net on the Company's balance sheets to the extent netting is as allowed under its International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreements. This is classified within other current liabilities in the Company's balance sheet as of December 31, 2016 and December 31, 2015. These agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "loss on derivative financial instruments".
The total realized and unrealized loss recognized under "loss on derivative financial instruments" in the consolidated statement of operations relating to interest rate swap agreements with external parties for 2016 was $13.9 million (2015: $72.7 million, 2014: $83.3 million). Included in the $13.9 million net loss for the year ended December 31, 2016 is an out of period gain of $21.8 million recognized in respect of the Company's own creditworthiness.

The Company’s interest rate swap agreements as of December 31, 2016, were as follows:

Maturity date	Outstanding principal as of December 31, 2016	Receive rate	Pay rate
	(In US$ millions)
July 2, 2018	$401.2	3 month LIBOR	1.10%	(1), (2)
October 29, 2019	100.0	3 month LIBOR	1.36%	(2)
June 19, 2020	60.3	3 month LIBOR	1.11%	(1), (2)
December 21, 2020	58.8	3 month LIBOR	1.93%	(1), (2)
February 21, 2021	2,822.9	3 month LIBOR	2.45% to 2.52%	(1) (3)
Total outstanding principal	$3,443.2
(1) The outstanding principal of these amortizing swaps falls with each capital repayment of the underlying loans.
(2) Related party interest rate swap agreements.
(3) The Company has a LIBOR floor of 1% whereby the Company receives 1% when LIBOR is below 1%.
As of December 31, 2016, $204.2 million of the Company's total debt was exposed to interest rate fluctuations, compared to $391.1 million as of December 31, 2015. An increase or decrease in short-term interest rates of 100 bps would thus increase or decrease, respectively, the Company's interest expense by approximately $2.0 million on an annual basis as of December 31, 2016, as compared to $3.9 million in 2015.
The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements, adjusted for counterparty non-performance credit risk assumptions. It is the Company’s policy to enter into ISDA Master Agreements, with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to the Company.
The Company recently reviewed its fair value accounting principles under ASC 820 - Fair Value Measurements relating to the Company's interest rate swap portfolio, and determined it had not appropriately included counterparty credit risk in its fair value measurements relating to the above derivative instruments. ASC 820 requires counterparty credit risk to be included in the determination of the fair value of the Company's interest rate swap portfolio, and any related changes in fair value as a result of changes in counterparty credit risk are recognized in the consolidated statements of operations in the line item "(Loss)/gain on derivative financial instruments". The calculation of the credit risk in the swap values is subject to a number of assumptions including an assumed credit default swap rate based on our traded debt, and recovery rate, which assumes the proportion of value recovered, given an event of default.
Foreign currency risk
The Company and all of its subsidiaries use the US Dollar as their functional currency because the majority of their revenues and expenses are denominated in US Dollars. The Company's reporting currency is also US Dollars. The Company does, however, earn revenue and incur expenses in Canadian Dollars due to the operations of the West Aquarius in Canada and as such, there is a risk that currency fluctuations could have an adverse effect on the value of the Company's cash flows. The impact of a 10% appreciation or depreciation in the exchange rate of the Canadian Dollar against the US Dollar would not have a material impact on the Company.
The Company's foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to US Dollars, with the resulting gain or loss recorded as "Foreign exchange gain/(loss)"; and

•	the impact of fluctuations in exchange rates on the reported amounts of the Company's revenues and expenses which are denominated in foreign currencies.
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
Concentration of Credit Risk
There is a concentration of credit risk with respect to revenue as the Company has customers that represent more than 10% of total revenues. Refer to Note 4 "Segment Information" for an analysis of the Company's revenue by customer. The market for the Company’s services is the offshore oil and gas industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. Ongoing credit evaluations of the Company's customers are performed and generally do not require collateral in the Company's business agreements. Reserves for potential credit losses are maintained when necessary.
There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Nordea Bank Finland Plc and Danske Bank A/S. The Company considers these risks to be remote given the strong credit rating of these banks.

Fair Values
GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).
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
The carrying value and estimated fair value of the Company’s financial assets and liabilities as of December 31, 2016 and December 31, 2015 are as follows:

	December 31, 2016		December 31, 2015
(In US$ millions)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	$767.6	$767.6	$319.0	$319.0
Amended senior secured credit facility	1,925.2	2,865.7	1,174.2	2,894.7
Other external debt facilities	581.8	621.4	697.6	697.6
Long-term debt to related party	153.3	160.3	306.0	306.0
The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.
The loans under the Amended Senior Secured Credit Facilities are freely tradable and their fair value has been set equal to the price at which they were traded on December 31, 2016 and December 31, 2015. This has been categorized at level 1 on the fair value measurement hierarchy.
Loans under other external debt facilities being the $1,450 million Senior Secured Credit Facility, $420 million West Polaris Facility and long term debt with Seadrill are not freely tradable. For the year ended December 31, 2016, the fair value of the current and long term portion of these debt facilities was derived using the Discounted Cash Flow (DCF) model. A cost of debt of 8.34% was used to estimate the present value of the future cash flows. For the year ended December 31, 2015 these debt facilities were estimated to be equal to the carrying value since they bear variable interest rates, which are reset on a regular basis. This is categorized at level 2 on the fair value measurement hierarchy.
Financial instruments that are measured at fair value on a recurring basis:

		Fair value measurements at reporting date using
	Total fair value as of December 31, 2016	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)		(Level 1)	(Level 2)	(Level 3)
Current assets:
Derivative instruments - Interest rate swap contracts (related party)	$2.4	—	2.4	—
Total assets	2.4	—	2.4	—

Current liabilities:
Derivative instruments - Interest rate swap contracts	(55.2)	—	(55.2)	—
Total liabilities	$(55.2)	—	(55.2)	—

		Fair value measurements at reporting date using
	Total fair value as of December 31, 2015	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)		(Level 1)	(Level 2)	(Level 3)
Current assets:
Derivative instruments - Interest rate swap contracts (related party)	$2.2	—	2.2	—
Total assets	2.2	—	2.2	—

Current liabilities:
Derivative instruments - Interest rate swap contracts (related party)	(84.2)	—	(84.2)	—
Total liabilities	$(84.2)	—	(84.2)	—
The fair values of interest rate swap contracts are calculated using well-established independent valuation techniques, applied to contracted cash flows and expected future LIBOR interest rates, and counterparty non-performance credit risk assumptions as of December 31, 2016. The calculation of the credit risk in the swap values is subject to a number of assumptions including an assumed Credit Default Swap rate based on the Company's traded debt, plus a curve profile and recovery rate. In the year ended December 31, 2016 the Company reviewed its fair value accounting principles under ASC 820 - Fair Value Measurements and amended its valuation technique for the fair value of its interest rate swaps to correctly include counterparty risk. The error in valuation technique did not result in a material misstatement in the Company's prior financial statements. Counterparty non-performance credit risk assumptions was not included in the fair value of interest rate swaps as of December 31, 2015.
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
b) Loss of Hire Insurance
Seadrill purchases insurance to cover for loss of revenue for their operational rigs in the event of extensive downtime caused by physical damage to its drilling units and those of the Company, where such damage is covered under Seadrill’s physical damage insurance, and charges the Company for the cost related to the Company’s fleet.
The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Company is compensated for loss of revenue are limited to 290 days per event and aggregated per year. The daily indemnity is approximately 75% of the contracted dayrate. The Company retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under the insurance policy. If the repair period for any physical damage exceeds the number of days permitted under the Company’s loss of hire policy, it will be responsible for the costs in such period. The Company does not purchase loss of hire insurance on the T-15 and T-16.
c) Protection and Indemnity Insurance
Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims of up to $250 million per event and in the aggregate for the T-15 and T-16, up to $400 million per event and in the aggregate for the West Aquarius and West Polaris, up to $750 million per event and in the aggregate for the West Auriga and West Vela.
Effective June 1, 2015, the protection and indemnity insurance for the West Sirius was reduced to $500 million. Effective May 16, 2016, the limit for the West Capricorn was reduced to $500.0 million. Effective May 23, 2016, the limit for the West Capella was reduced to $300.0 million. Effective August 17, 2016, the limit for the West Vencedor was reduced to $200.0 million. Effective December 16, 2016, the limit for the West Leo was reduced to $300.0 million. The reductions were due to no drilling activities.
The Company retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.
d) Windstorm Insurance
The Company has elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico (West Sirius, West Capricorn, West Vela and West Auriga) with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire. The Company has renewed its policy to insure this windstorm risk for a further period starting May 1, 2017 through April 30, 2018.

Note 15 – Commitments and contingencies
Legal Proceedings
From time to time the Company is a party, as plaintiff or defendant, to lawsuits in various jurisdictions in the ordinary course of business or in connection with its acquisition or disposal activities. The Company's best estimate of the outcome of the various disputes has been reflected in these financial statements as of December 31, 2016.
West Leo
The Company received notification of a force majeure occurrence on October 1, 2016 in respect of the West Leo which was operating for Tullow Ghana Limited ("Tullow") in Ghana. The Company filed a claim in the English High Court formally disputing the occurrence of force majeure and seeking declaratory relief from the High Court. Tullow subsequently terminated the drilling contract on December 1, 2016 for (a) 60-days claimed force majeure, or (b) in the alternative, frustration of contract, or (c) in the further alternative, for convenience. The Company does not accept that the contract has been terminated by the occurrence of force majeure under the terms of the drilling contract and/or that the contract has been discharged by frustration.  Accordingly, the Company’s claim in the English High Court was amended to reflect this. In the event of termination for convenience, the Company is entitled to an early termination fee of 60% of the remaining contract backlog, subject to an upward or downward adjustment depending on the work secured for the West Leo over the remainder of the contract term, plus other direct costs incurred as a result of the early termination. The total amount we are seeking to recover is $277.0 million plus interest.
Patent infringement
In January 2015, a subsidiary of Transocean Ltd. filed suit against certain of our subsidiaries for patent infringement. The suit alleges that two of our drilling rigs that operate in the U.S. Gulf of Mexico violated Transocean patents relating to dual-activity drilling. In the same year, we challenged the validity of the patents via the Inter Parties Review process within the U.S. Patent and Trademark Office which ultimately stayed the litigation. The IPR board held in March 2017 that the patents were valid. Despite this finding, we do not believe that our rigs infringe the Transocean patents, which have now expired, and we continue to defend ourselves vigorously against this suit. We do not believe that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position. We have not previously recognized any related loss contingency in our Consolidated Financial Statements as of December 31, 2016 as we do not believe the loss to be probable.
The Company is not aware of any other legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company.
Pledged Assets
The book value of assets pledged under senior secured credit facilities, rig facilities and loan facilities at December 31, 2016 and 2015 was $5,340.2 million, and $5,546.1 million, respectively. Refer to Note 11 "Debt" for more information.
Purchase Commitments
At December 31, 2016 and 2015 the Company had no contractual purchase commitments.

Note 16 – Earnings per unit and cash distributions

	Year ended December 31,
(in US $ millions, except per unit data)	2016	2015	2014
Net income attributable to:
Common unitholders	$240.7	$184.1	$109.2
Subordinated unitholders	37.8	40.5	29.0
Seadrill member interest	2.5	32.6	—
Net income attributable to Seadrill Partners LLC owners	$281.0	$257.2	$138.2

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	75,278	75,278	62,374
Subordinated unitholders	16,543	16,543	16,543

Earnings per unit (basic and diluted):
Common unitholders	$3.20	$2.45	$1.75
Subordinated unitholders	$2.28	$2.45	$1.75

Cash distributions declared and paid in the period per unit (1) (2)	$0.7000	$1.7025	$1.6025

Subsequent event: Cash distributions declared and paid relating to the period per unit (2) (3):	$0.1000	$0.2500	$0.5675

(1) Refers to the cash distributions relating to the period declared and paid during the year.
(2) Distributions were declared and paid only with respect to the common units in 2016.
(3) Refers to the cash distribution relating to the period, declared and paid subsequent to the year-end.
Earnings per unit is calculated using the two-class method where undistributed earnings are allocated to the various member interests. The net income attributable to the common and subordinated unitholders and the holders of the incentive distribution rights is calculated as if all net income was distributed according to the terms of the distribution guidelines set forth in the First Amended and Restated Operating Agreement of the Company (the “Operating Agreement”), regardless of whether those earnings could be distributed. The Operating Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by the Company’s board of directors to provide for the proper conduct of the Company’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Therefore, the earnings per unit is not indicative of potential cash distributions that may be made based on historic or future earnings. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).
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

•	Third, to the subordinated units, pro-rata, the Company distributes for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter.
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

•
The Company has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

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
Commencing with the distributions made in February 2016, in respect of the fourth quarter of 2015, no distributions have been made to the holders of the subordinated units and distributions to the common units have been below the minimum quarterly distribution. Arrearages in the payment of the minimum quarterly distribution on the common units must be settled before any distributions of available cash from operating surplus may be made in the future on the subordinated units.
The following distributions were paid to the incentive distribution rights holders for the years ending December 31, 2016, 2015 and 2014.

	Year ended December 31,
(in US $ millions)	2016	2015	2014
Distributions paid to incentive distribution rights holders	—	9.5	9.2

Note 17 - Supplementary cash flow information
The table below summarizes the non-cash investing and financing activities relating to the periods presented:

(In US$ millions)	2016	2015	2014
Purchase of West Auriga, issuance of loan note to related party (1)	—	—	100.0
Purchase of West Vela, deferred consideration payable to related party (2)	—	—	73.7
Purchase of West Vela, contingent consideration payable to related party (2)	—	—	65.7
Purchase of the West Polaris, deferred consideration payable to related party (3)(4)	—	65.0	—
Purchase of the West Polaris, seller's credit payable to related party (3)	—	44.6	—
(1) The purchase of the West Auriga was financed in part by the issuance of a discount loan note: refer to Note 3 "Business acquisitions".
(2) The purchase of the West Vela was financed in part by deferred and contingent consideration: refer to Note 3 "Business acquisitions".
(3) The purchase of the West Polaris was financed in part by a seller's credit and deferred consideration: refer to Note 3 "Business acquisitions".
(4) The contingent consideration payable to Seadrill was reduced by a measurement period adjustment in the year ended December 31, 2015. Refer to Note 3 "Business acquisitions".

Note 18 – Subsequent Events
Distribution declared
On January 30, 2017, the Company declared a distribution for the fourth quarter of 2016 of $0.1000 per common unit, which was paid on February 14, 2017 to common unitholders of record on February 7, 2017.
West Aquarius
In January 2017, Seadrill Partners was awarded a firm two-well contract plus a two-well option with Statoil Canada Ltd for the West Aquarius offshore eastern Canada. The contract is expected to commence in the second quarter of 2017 following the conclusion of the current contract with Hibernia in early April 2017.  In April 2017, Seadrill Partners secured a one-well contract with BP Canada Energy Group ULC for the West Aquarius in eastern Canada. The contract is expected to commence in the second quarter of 2018.
West Capella
In March 2017, Seadrill Partners secured a one-well contract with Total E&P Cyprus B.V. for the West Capella in Cyprus. The contract is expected to commence in the second half of 2017.
Amendments to certain credit facilities
In April 2017, Seadrill, on behalf of the Company, and Seadrill's banking group agreed to extend a series of key dates as part of Seadrill's ongoing restructuring efforts. Seadrill has reached agreement to extend the milestone to implement a restructuring plan from April 30, 2017 to July 31, 2017 and also to extend the related covenant amendments and waivers expiring on June 30, 2017 to September 30, 2017.
These covenants relate to the following secured credit facilities:

•	$1,450 million Senior Secured Credit Facility;

•	$420 million West Polaris Facility; and

•	$440 million Rig Financing Agreement.
West Capricorn
In April 2017, Seadrill Partners LLC received notification from BP for the West Capricorn to commence preparing for return to operations. The unit will remain on extended standby rate until returning to normal contractual dayrates on July 1, 2017.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEADRILL PARTNERS LLC (Registrant)

Date: April 27, 2017

	By:	/s/ Mark Morris
	Name:	Mark Morris
	Title:	Chief Executive Officer of Seadrill Partners LLC (Principal Executive Officer of Seadrill Partners LLC)