Form 20-F
period 2019-12-31
Seadrill Partners LLC
filed 2020-06-15
CIK 1553467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
Telephone: +44 20 8811 4700
E-mail: post@seadrill.com
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Each Exchange on which Registered
_	_	_
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common units representing limited liability company interests

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
7,527,830 Common Units representing limited liability company interests
1,654,335 Subordinated Units representing limited liability company interests
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as Issued by the International Accounting Standards Board ☐	Other ☐
If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

SEADRILL PARTNERS LLC

Presentation of Information in this Annual Report
This annual report on Form 20-F for the year ended December 31, 2019, ("the annual report"), should be read in conjunction with the Consolidated Financial Statements and accompanying notes included in this report. Unless the context otherwise requires, references in this annual report to "Seadrill Partners LLC," "Seadrill Partners," the "Company," "we," "our," "us" or similar terms refer to Seadrill Partners LLC, a Marshall Islands limited liability company, or any one or more of its subsidiaries (including OPCO, as defined below), or to all of such entities, and, for periods prior to the Company's initial public offering ("IPO") on October 24, 2012, the Company's combined entity. References to the Company's "combined entity" refer to the subsidiaries of Seadrill Limited that had interests in the drilling units in the Company's initial fleet prior to the Company's initial public offering, or in the case of drilling units subsequently acquired from Seadrill Limited in transactions between parties under common control, the subsidiaries of Seadrill Limited that had interests in the drilling units prior to the date of acquisition. References in this annual report to "Seadrill" or "Seadrill Limited" refer, depending on the context, to Seadrill Limited (NYSE: SDRL) and to any one or more of its direct and indirect subsidiaries. References to "Seadrill Management" refer to Seadrill Management Ltd, the entity that provides the Company with personnel and management, administrative, financial and other support services.
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
References in this annual report to "ExxonMobil", "Chevron", "BP", "Tullow", "Petronas", and "Hibernia" refer to subsidiaries of ExxonMobil Corporation, Chevron Corporation, BP Plc, Tullow Plc, Petroliam Nasional Berhad (PETRONAS), and Hibernia Management and Development Ltd. respectively, that are or were the Company's customers.
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

In addition to these important factors and matters discussed elsewhere in this annual report, and in the documents incorporated by reference in this annual report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the impact of active negotiations and contingency planning efforts with respect to the refinancing of the Company's credit facilities;

•	offshore drilling market conditions, including supply and demand;

•	the Company's distribution policy and the Company's ability to make cash distributions on the Company's units or any resumption in such distributions and the amount of such distributions;

•	the future financial condition, liquidity or results of operations of the Company or Seadrill;

•	the repayment or refinancing of debt, including significant maturities on or prior to March 1, 2021;

•	the ability of the Company and OPCO to comply with financing agreements and the effect of restrictive covenants in such agreements;

•	the ability of the Company's drilling units to perform satisfactorily or to the Company's expectations;

•	fluctuations in the price of oil;

•	discoveries of new sources of oil that do not require deepwater drilling units;

•	the development of alternative sources of fuel and energy;

•	technological advances, including in production, refining and energy efficiency;

•	weather events and natural disasters;

•	the Company's ability to meet any future capital expenditure requirements;

•	the Company's ability to maintain operating expenses at adequate and profitable levels;

•	expected costs of maintenance or other work performed on the Company's drilling units and any estimates of downtime;

•	the Company's ability to leverage Seadrill's relationship and reputation in the offshore drilling industry;

•	the Company's ability to purchase drilling units in the future, including from Seadrill;

•	increasing the Company's ownership interest in OPCO;

•	customer contracts, including contract backlog, contract terminations and contract revenues;

•	delay in payments by, or disputes with the Company's customers under its drilling contracts;

•	termination of the Company's drilling contracts due to force majeure or other events;

•	the financial condition of the Company's customers and their ability and willingness to fund oil exploration, development and production activity;

•	the Company's ability to comply with, maintain, renew or extend its existing drilling contracts;

•	the Company's ability to re-contract its drilling units upon conclusion of its existing drilling contracts at profitable dayrates;

•	the Company's ability to respond to new technological requirements in the areas in which the Company operates;

•	the occurrence of any accident involving the Company's drilling units or other drilling units in the industry;

•
changes in governmental regulations that affect the Company and the interpretations of those regulations, particularly those that relate to environmental matters, export or import and economic sanctions or trade embargo matters, regulations applicable to the oil industry and tax and royalty legislation;

•	competition in the offshore drilling industry and other actions of competitors, including decisions to deploy or scrap drilling units in the areas in which the Company currently operates;

•	the availability on a timely basis of drilling units, supplies, personnel and oil field services in the areas in which the Company operates;

•	general economic, political and business conditions globally, including global health threats, such as the Coronavirus, or COVID-19, outbreak on us, our customers and suppliers;

•	military operations, terrorist acts, wars or embargoes;

•	potential disruption of operations due to accidents, political events, piracy or acts by terrorists;

•	the Company's ability to obtain financing in sufficient amounts and on adequate terms;

•	workplace safety regulation and employee claims;

•	the cost and availability of adequate insurance coverage;

•	the Company's fees and expenses payable under the advisory, technical and administrative services agreements and the management and administrative services agreements;

•	the taxation of the Company and distributions to the Company's unitholders;

•	future sales of the Company's common units in the public market;

•	acquisitions and divestitures of assets and businesses by Seadrill; and

•	the Company's business strategy and other plans and objectives for future operations.
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

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in $ millions, except per unit data)
Statement of Operations Data:
Total operating revenues (1)	750.0	1,038.2	1,128.4	1,600.3	1,741.6
Total other operating items (2)	0.7	(3.2)	90.7	—	—
Total operating expenses	(700.1)	(678.0)	(755.6)	(782.2)	(897.9)
Net operating income	50.6	357.0	463.5	818.1	843.7
Total financial items	(273.9)	(196.3)	(187.9)	(185.9)	(254.7)
(Loss)/Income before income taxes	(223.3)	160.7	275.6	632.2	589.0
Income tax benefit/(expense)	36.1	(86.7)	(40.3)	(86.5)	(100.6)
Net (loss)/income	(187.2)	74.0	235.3	545.7	488.4
(Loss)/ Earnings per unit (common and subordinated)
Common unitholders (U.S. dollar) (3)	$(10.12)	$7.45	$18.76	$31.97	$24.46
Subordinated unitholders (U.S. dollar) (3)	$(10.12)	—	—	$22.85	$24.48

1.	Total operating revenues include amounts recognized as early termination fees under the offshore drilling contracts which have been terminated prior to the contract end date.

2.
Total other operating items in 2018 are a result of a loss on impairment of goodwill. The gain in 2019 and 2017 primarily related to a decrease in the fair value of contingent liabilities to Seadrill for the purchase of the West Polaris in 2015. Refer to Note 8 - "Other operating items" for further information.

3.	These amounts have been updated to reflect the 1 for 10 reverse stock split on July 2, 2019.

	As of December 31,
	2019	2018	2017	2016	2015
	(in $ millions)
Balance Sheet Data (at end of period):
Cash and cash equivalents	560.0	841.6	848.6	767.6	319.0
Drilling units	4,840.8	5,005.6	5,170.9	5,340.9	5,547.3
Total assets	5,680.0	6,185.4	6,530.8	6,780.7	6,841.1
Total interest bearing debt	2,878.2	3,059.1	3,367.8	3,600.6	3,840.2
Total equity	2,523.7	2,714.2	2,701.8	2,535.8	2,097.4
Please also refer to Note 2 - "Accounting policies" to the Consolidated Financial Statements included in this annual report.

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in $ millions, except fleet and unit data)
Cash Flow Data:
Net cash provided by operating activities	(26.0)	434.1	476.2	873.8	859.8
Net cashflows from investing activities	(29.7)	(23.4)	(11.1)	97.6	(376.3)
Net cashflows from financing activities	(225.9)	(416.7)	(384.9)	(522.1)	(407.6)
Net (decrease)/increase in cash and cash equivalents	(281.6)	(7.0)	81.0	448.6	76.3
Fleet Data:
Number of drilling units at end of period	11	11	11	11	11
Average age of drilling units at end of period (years)	8.7	7.7	6.7	5.7	4.7
Other Financial Data:
Capital expenditures (1)	111.1	115.0	121.6	61.1	68.4
Distributions declared per unit (2) (3)	0.1200	3.1000	4.0000	5.5000	19.5250
Members Capital (at end of period):
Total members capital (excluding non-controlling interest)	1,235.0	1,329.7	1,303.7	1,192.6	964.3
Common Unitholders—units (3)	7,527,830	7,527,830	7,527,830	7,527,830	7,527,830
Subordinated Unitholders—units (3)	1,654,335	1,654,335	1,654,335	1,654,335	1,654,335

1.	Capital expenditures include long-term maintenance

2.	Distributions attributable to the year. Distributions were declared only with respect to the common units in 2019, 2018 and 2017.

3.	These amounts have been updated to reflect the 1 for 10 reverse stock split on July 2, 2019.

B.     Capitalization and Indebtedness
Not applicable.

C.     Reasons for the Offer and Use of Proceeds
Not applicable.

D.     Risk Factors
Our assets are primarily engaged in offshore contract drilling for the oil and gas industry in benign and harsh environments worldwide, including ultra-deepwater environments. The following summarizes risks that may materially affect our business, financial condition, results of operations, cash available for distributions or the trading price of our common units. The occurrence of any of the events described in this section could materially and negatively affect our business, financial condition, results of operations, cash available for the payment of distributions or the trading price of our common units. Unless otherwise indicated, all information concerning our business and our assets is as of December 31, 2019. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Relating to Our Indebtedness
We may not be able to refinance existing facilities or raise additional capital on acceptable terms, which may hinder or prevent us from meeting existing obligations and expanding our business.
As of December 31, 2019, we had $2.9 billion in principal amount of external interest-bearing debt secured by, among other things, liens on our drilling units. The debt will become due on or prior to February 2021, including our Term Loan B (approximately $2.6 billion outstanding due on or before February 2021), West Vela facility (approximately $151 million due on or before October 2020) and West Polaris facility (approximately $115 million due on or before July 2020).
In order to repay our indebtedness coming due in 2021, we will need to obtain new financing, sell assets, repay the debt with the proceeds from equity offerings or otherwise reach agreement with our lenders to extend such debt maturities or on other arrangements. Additional debt or equity financing may also not be available to us in the future for refinancing or repayment of existing indebtedness.
Our current indebtedness and potential future indebtedness could affect our performance, since a significant portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes.

We are in ongoing negotiations with our lenders and other stakeholders, which creates significant uncertainty, and may result in impairment, losses or substantial dilution for stakeholders.
To address our near-term maturities, we engaged with our secured lenders and Seadrill and have retained financial advisers and legal counsel in connection with these discussions. The Company aims to achieve a comprehensive and consensual solution that builds a sustainable capital structure and provides sufficient liquidity and maturity that reduces refinancing risk. Such a solution could involve amendments to the terms of our credit facilities, including a maturity extension. Alternatively, a deleveraging of our capital structure may be determined to be in the best interests of the Company, which may be accomplished on an out-of-court basis or an in-court basis, which could result in common unitholders experiencing substantial dilution in their voting and economic interests in the Company or receiving minimal or no recovery for their existing common units.
The outcome of these discussions is uncertain and could result in impairment, losses or substantial dilution for stakeholders, and may impair our ability to continue as a going concern.
There is a substantial doubt over our ability to continue as a going concern
Our consolidated financial statements as of December 31, 2019 were prepared under the assumption that we will continue as a going concern for the next twelve months. Our short-term liquidity requirements relate to servicing our debt repayments, interest payments, and funding working capital requirements. Historically, our main sources of liquidity included bank balances and contract and other revenues. To satisfy our debt maturities we expect additional liquidity to be required or we will need to otherwise negotiate maturity extensions or make other arrangements with our lenders. These conditions indicate the existence of substantial doubt about the Company's ability to continue as a going concern within the meaning of FASB's ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.
Our independent registered public accounting firm has issued an audit opinion that included an explanatory paragraph referring to our significant debt repayment due in the first quarter of 2021 and management's plan in this regard, and expressing substantial doubt in our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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
Our lenders' interests may be different from ours and we may not be able to obtain our lenders' consent for requests that may be beneficial to our business. This may impact our performance.
In addition, several of our debt agreements require us to maintain certain specified financial ratios and to satisfy covenants, including ratios and covenants that pertain to, among other things, our liquidity and a net leverage ratio under our secured rig financing credit facilities.
In the future, to the extent our operating results indicate that we may not meet the net leverage ratio of our secured credit facilities, or a liquidity requirement, there are a number of actions available which are under management's control. We cannot provide any assurances that management's actions will resolve compliance with the leverage ratio, liquidity requirement or any other financial covenant. In the event that we fail to comply with the covenants in our credit facilities, we would be considered in default, after any applicable notice from our lenders, which would enable applicable lenders to accelerate the repayment of amounts outstanding and exercise remedies, subject to applicable cure or grace periods, and we would need to seek an amendment or waiver from the applicable lender groups.
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

Uncertainty regarding the London Interbank Offered Rate ("LIBOR") may adversely impact our indebtedness under our credit and loan facilities, which could have a material adverse effect on our business, financial condition and results of operations.

In July 2017, the U.K. Financial Conduct Authority announced that it would phase out LIBOR as a benchmark by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. Proposed alternative reference interest rates so far are based on overnight tenors only, while the most frequently used LIBOR rates are for one, three and six month tenors. Most of our credit and loan facilities are linked to LIBOR. When LIBOR ceases to exist, we may need to amend our credit and loan facilities based on a new standard that is established, if any. The basis of calculation of such standard is not yet agreed upon amongst market participants and as a result the cost of our borrowings may increase. In addition, any resulting differences in interest rate standards among our assets and our financing arrangements may result in interest rate mismatches between our assets and the borrowings used to fund such assets. There is no guarantee that a transition from LIBOR to an alternative reference interest rate will not result in financial market disruptions or significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have an adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Company and our Business

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

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including, but not limited to, the following:

•	worldwide production of, and demand for, oil and gas and geographical dislocations in supply and demand;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices and production;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries or OPEC, and other non-member nations, including Russia, to set and maintain levels of production and pricing;

•	the decision of OPEC or other non-member nations to abandon production quotas and/or member-country quota compliance within OPEC agreements;

•	the level of production in non-OPEC countries;

•	international sanctions on oil-producing countries, or the lifting of such sanctions;

•	government regulations, including restrictions on offshore transportation of oil and natural gas;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	the development and exploitation of alternative fuels and unconventional hydrocarbon production, including shale;

•	worldwide economic and financial problems and the corresponding decline in the demand for oil and gas and, consequently, our services;

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

Decreases in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, have negatively affected and could continue to negatively affect our future performance. In March 2020, members of OPEC and Russia failed to reach an agreement to extend their previously agreed oil production cuts. Consequently, Saudi Arabia has announced a significant reduction in its export prices and Russia has announced that all agreed oil production cuts between members of OPEC and Russia will expire on April 1, 2020. As a result of these announcements, the price of oil fell approximately 20% on March 9, 2020. Later in April, OPEC and Russia had reached an agreement, however, due to the decrease in demand caused by COVID-19 pandemic oil prices have remained low. Even though oil prices have recovered during May, any perceived or actual further reduction in oil prices could have a material adverse effect on our business, financial condition and results of operations.

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

The oil and gas drilling industry is cyclical and is currently in a prolonged downcycle since 2014. As at December 31, 2019, the price of Brent crude was approximately $68 per barrel. After OPEC and Russia failed to agree on recent production cuts, however, Brent crude reached a low of $22 per barrel on March 30, 2020. Despite the fact that OPEC and Russia had reached a deal, Brent crude reached a low of $19 per barrel on April 21, 2020.

If we are unable to secure contracts for our drilling units upon the expiration of our existing contracts, we may idle or stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items.

As of December 31, 2019, we had six idle units, either "warm stacked," which means the rig is kept operational and ready for redeployment, and maintains most of its crew, or "cold stacked," which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed. Without new drilling contracts or additional financing being available when needed or available only on unfavorable terms, we will be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional drilling unit acquisitions or otherwise take advantage of business opportunities as they arise.

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
As of May 31, 2020, our contract backlog was approximately $207.2 million.
The contract backlog presented in this annual report and our other public disclosures is only an estimate. The actual amount of revenues earned and the actual periods during which revenues are earned may be different from the contract backlog projections due to various factors, including shipyard and maintenance projects, downtime and other events within or beyond our control. In addition, we or our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, such as the current environment, resulting in lower dayrates. In some instances, there is an option for a customer to terminate a drilling contract prematurely for convenience on payment of an early termination fee. However, this fee may not adequately compensate us for the loss of this drilling contract.
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
As of May 31, 2020, we have three drilling units on contract expiring in 2020. Our ability to renew these contracts or obtain new contracts will depend on our customers and prevailing market conditions, which may vary among different geographic regions and types of drilling units.
If we are unable to secure contracts for our drilling units we may continue to idle or stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. As at December 31, 2019 we had six units either "warm stacked," which means the rig is kept operational and ready for redeployment, and maintains most of its crew, or "cold stacked," which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed.

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

Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations, or extensive uncontrolled fires. We may also be subject to property, environmental, personal injury and other damage claims by private parties, including oil and gas companies, as well as administrative, civil and criminal penalties or injunctions.
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

We could decide to retain more risk through self-insurance in the future. This self-insurance results in a higher risk of losses, which could be material, which are not covered by third-party insurance contracts. Specifically, we have at times in the past elected to self-insure for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico due to the substantial costs associated with such coverage. Beginning on April 1, 2014, we have insured a limited part of this windstorm risk in a combined single limit annual aggregate policy. We elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a combined single limit of $100 million in the annual aggregate, which includes loss of hire. If we elect to self-insure such risks again in the future and such windstorms cause significant damage to any rig and equipment we have in the U.S. Gulf of Mexico, it could have a material adverse effect on our financial position, results of operations or cash flows.

No assurance can be made that we will be able to maintain adequate insurance in the future at rates that we consider reasonable, or that we will be able to obtain insurance against certain risks.
We derive the majority of our revenue from a small number of customers, and the loss of any of these customers could result in a material loss of revenues and cash flow.
We are subject to the risks associated with having a limited number of customers for our services. We currently derive the majority of our revenues and cash flow from a small number of customers. For the year ended December 31, 2019, BP accounted for 67.6% and ExxonMobil accounted for 11.0% of our total revenues, respectively. Our results of operations could be materially adversely affected if any of our major customers fail to compensate us for our services, or cancel or re-negotiate our contracts.
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
Our drilling contracts contain fixed terms and day-rates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including reactivation, operating and maintenance costs.
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
In connection with new assignments, we might incur expenses relating to preparation for operations under a new contract. Expenses may vary based on a number of factors including the scope and length of such required preparations, whether the relevant unit is idle or stacked and reactivation is required and the duration of the contractual period over which such expenditures are amortized.
Equipment maintenance costs fluctuate depending upon the type of activity that the unit is performing and the age and condition of the equipment, as well as the applicable environmental, safety and maritime regulations and standards. Our operating expenses and maintenance costs depend on a variety of factors, including crew costs, provisions, equipment, insurance, maintenance and repairs, and shipyard costs, many of which are beyond our control.
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
Every offshore drilling unit is a registered marine vessel and must be "classed" by a classification society to fly a flag. The classification society certifies that the drilling unit is "in-class," signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. Our drilling units are certified as being "in class" by the American Bureau of Shipping, or "ABS," Det Norske Veritas and Germanisher Lloyd, or "DNV GL," and the relevant national authorities in the countries in which our drilling units operate. If any drilling unit loses its flag, does not maintain its class and/or fails any periodical survey or special survey, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable. Any such inability to carry on operations or be employed could have a material adverse impact on the results of operations.
The international nature of our operations involves additional risks including foreign government intervention in relevant markets.
We operate in various regions throughout the world. As a result of our international operations, we may be exposed to political and other uncertainties, particularly in less developed jurisdictions, including risks of:

•	terrorist acts, armed hostilities, war and civil disturbances;

•	acts of piracy, which have historically affected ocean-going vessels;

•	abduction, kidnapping and hostage situations;

•	significant governmental influence over many aspects of local economies;

•	the seizure, nationalization or expropriation of property or equipment;

•	absence of laws or uncertainty of outcome in foreign court proceedings;

•	the repudiation, nullification, modification or renegotiation of contracts;

•	lack of cooperation with our due diligence or compliance practices;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, and the imposition of trade barriers;

•	U.S., European Union and other foreign sanctions or trade embargoes;

•	anti-boycott regulations;

•	compliance with various jurisdictional regulatory or financial requirements;

•	compliance with and changes in taxation;

•	other forms of government regulation and economic conditions that are beyond our control; and

•	governmental corruption.
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
Accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. We may be required to make significant capital expenditures or operational changes to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity. Failure to comply with these laws and regulations could result in the occurrence of delays or restrictions in permitting or performance of projects or the assessment of administrative, civil and criminal penalties.
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
Offshore drilling in certain areas, including arctic areas and the U.S. Gulf of Mexico, has been curtailed and, in certain cases, prohibited because of concerns over protection of the environment. New laws or other governmental actions that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, in general, or to the offshore drilling industry, in particular, could adversely affect our performance.
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
Our operations are subject to numerous international, national, state and local laws and regulations, treaties and conventions in force in international waters and the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. These requirements include, but are not limited to the conventions under the auspices of the United Nation's International Maritime Organization, or the "IMO," the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended, or "MARPOL," including the designation of Emission Control Areas, or "ECAs" thereunder, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended, or the "CLC," the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the "Bunker Convention," the International Convention for the Safety of Life at Sea of 1974, as from time to time amended, or "SOLAS," the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the "ISM Code," the IMO International Convention on Load Lines in 1966, as from time to time amended, the International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004 or the "BWM Convention," the U.S. Oil Pollution Act of 1990, or the "OPA," requirements of the U.S. Coast Guard, or the "USCG," the U.S. Environmental Protection Agency, or the "EPA," the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or "CERCLA," the U.S. Maritime Transportation Security Act of 2002, or the "MTSA," the U.S. Outer Continental Shelf Lands Act, certain regulations of the European Union, and the laws and regulations of other countries in which we operate. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lifetime of our drilling units. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the resale prices or useful lives of our rigs. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.

Certain environmental laws impose strict liability for the remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil or chemical spill for which we are deemed a responsible party could result in us incurring significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, the 2010 explosion of the Deepwater Horizon well and the subsequent release of oil into the Gulf of Mexico resulted in the substantial revision of safety regulations applicable to our industry; other similar events may result in further regulation of the shipping industry and modifications to statutory liability schemes, thus exposing us to further potential financial risk in the event of any such oil or chemical spill.

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

Our drilling units could cause the release of oil or hazardous substances. Any releases may be large in quantity, above our permitted limits or occur in protected or sensitive areas where public interest groups or governmental authorities have special interests. Any releases of oil or hazardous substances could result in fines and other costs to us, such as costs to upgrade our drilling rigs, clean up the releases and comply with more stringent requirements in our discharge permits. Moreover, these releases may expose us to private litigation or result in our customers or governmental authorities suspending or terminating our operations in the affected area(s), which could have a material adverse effect on our business, results of operations and financial condition.

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

The insurance coverage we currently hold may not be available in the future, or we may not obtain certain insurance coverage. Furthermore, insurance costs may increase in the event of ongoing patterns of adverse changes in weather or climate. Even if insurance is available and we have obtained the coverage, it may not be adequate to cover our liabilities, or our insurance underwriters may be unable to pay compensation if a significant claim should occur. Any of these scenarios could have a material adverse effect on our business, results of operations and financial condition.
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

In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or "CISADA," which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies such as ours, and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. On August 10, 2012, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the "Iran Threat Reduction Act," which places further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. Perhaps the most significant provision in the Iran Threat Reduction Act is that prohibitions in the existing Iran sanctions applicable to U.S. persons will now apply to any foreign entity owned or controlled by a U.S. person. The other major provision in the Iran Threat Reduction Act is that issuers of securities must disclose in their annual and quarterly reports filed with the Commission after February 6, 2013 if the issuer or "any affiliate" has "knowingly" engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. At this time, we are not aware of any violation conducted by us or by any affiliate, which is likely to trigger such a disclosure requirement.
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action," or the "JPOA." Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is only used for peaceful purposes, the United States and the European Union would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the United States and the European Union began implementing the temporary relief measures provided for under the JPOA.

The JPOA was subsequently extended twice. On July 14, 2015, the P5+1 and the European Union announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program, or the "JCPOA," to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and not involving U.S. persons. On January 16, 2016, or the Implementation Day, the United States joined the European Union and the U.N. in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the "IAEA," that Iran had satisfied its respective obligations under the JCPOA.

U.S. sanctions prohibiting certain conduct that were permitted under the JCPOA were not actually repealed or permanently terminated at the time. Rather, the U.S. government had implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders.

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

OFAC acted several times in 2017 to add Iranian individuals and entities to its list of Specially Designated Nationals ("SDN List") whose assets are blocked and with whom U.S. persons are generally prohibited from dealing. Moreover, in August 2017, the U.S. passed the "Countering America's Adversaries Through Sanctions Act" (Public Law 115-44) ("CAATSA"), which authorizes imposition of new sanctions on Iran, Russia, and North Korea. The CAATSA sanctions with respect to Russia create heightened sanctions risks for companies operating in the oil and gas sector, including companies that are based outside of the United States. Additionally, in December 2019, the U.S. passed as part of the National Defense Authorization act for Fiscal Year 2020 ("NDAA 2020") new sanctions measures targeting North Korea, Syria, Turkey, and firms constructing and investing in the Nord Stream 2 undersea gas pipeline in the Baltic Sea. As per the requirements of the NDAA 2020, the U.S. Department of State, in coordination with U.S. Department of the Treasury, will identify the specific firms by February 2020.

On May 8, 2018, the U.S. announced it was ending its participation in the JCPOA, and began to take steps to re-impose economic sanctions broadly targeting the Iranian economy. OFAC announced that sanctions that had been lifted under the JCPOA would be re-instated after a wind-down period, some on August 6, 2018, and others on November 4, 2018. The announcement largely did not establish new sanctions on Iran, but re-imposed in concrete fashion, sanctions that had been revoked previously. Notably, at the end of the wind down period, hundreds of Iranian counterparties whose sanctioned status had been lifted pursuant to the JCPOA were once again formally designated by the U.S. government as restricted parties. Also, at the end of the wind-down period, OFAC revoked the general authorization ("General License H") which allowed non-U.S. companies owned or controlled by U.S. companies to engage in certain business with Iran. Since the U.S. withdrew from the JCPOA, OFAC has, on several occasions in 2019 and 2020, added Iranian and other individuals and entities to the SDN List, while issuing further advisories on Iran sanctions risks, particularly when acting within or parallel to the maritime petroleum shipping industry. Further, in 2020, OFAC has implemented sanctions on additional sectors of the Iranian economy including mining, manufacturing, and textiles.

OFAC sanctions targeting Venezuela have likewise increased throughout 2018 and 2019. In 2018, OFAC issued sanctions prohibiting U.S. persons transacting with certain financial services or debt instruments affiliated with Venezuela or its government. Additionally, between November 2018 and May 2019, OFAC issued sanctions on a number of sectors of the Venezuelan economy including the oil sector, as well as the gold, financial, and defense/security sectors while adding Venezuelan and other affiliated individuals and entities to the SDN List.

On January 28, 2019, OFAC added Petroleos de Venezuela, S.A. ("PdVSA") the Venezuela state-owned oil company to the SDN List, and prohibited U.S. persons from transacting with it and its subsidiaries (e.g. CITGO Holding, Inc., ("CITGO") and PDV Holding, Inc. ("PDVH")). Through a series of general licenses (currently Venezuela General License 2A and Venezuela General License 7C), some of which are temporary, the U.S. government authorized transactions involving CITGO and PDVH that would otherwise be prohibited. To further expand the sanctions on Venezuela, the President issued Executive Order 13884 on August 5, 2019 that added the government of Venezuela itself to the SDN List, and sanctioned all entities owned or controlled by, or to have acted or purported to act for or on behalf of, directly or indirectly the government of Venezuela. Concurrently, OFAC issued a series of general licenses that allow for specific transactions or provide a wind down period to conclude certain activities with certain persons.

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

We depend on our customers' willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and the demand for energy, including oil and gas. The world economy is currently facing a number of challenges. Concerns persist regarding the debt burden of certain European countries and their ability to meet future financial obligations and the overall stability of the euro. Further, the COVID-19 outbreak that began in December 2019 was declared a global pandemic on March 11, 2020 by the World Health Organization. The COVID-19 outbreak has had numerous effects on the global economy and could cause a global economic downturn. A renewed period of adverse development in the outlook for the financial stability of European countries, or market perceptions concerning these and related issues, could reduce the overall demand for oil and natural gas and for our services and thereby could affect our financial position, results of operations and cash available for distribution. In addition, turmoil and hostilities in the Ukraine, Korea, the Middle East, North Africa and other geographic areas and countries are adding to the overall risk picture.

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

In June 2016, the U.K. voted to exit from the European Union (commonly referred to as "Brexit"). The formal notification to the European Council required under Article 50 of the Treaty on European Union was made on March 29, 2017, triggering a two-year period during which the terms of exit are to be negotiated. This period was extended on several occasions, most recently to January 31, 2020. The Withdrawal Agreement Bill was passed by the U.K. House of Commons on January 9, 2020 and, subject to scrutiny by the U.K. House of Lords, the Withdrawal Agreement Bill approved an 11-month transition period starting on January 31, 2020 in which the U.K. will cease to be a member of the E.U., but will continue to follow the E.U.’s rules and contribute to its budget. In the event a full trade deal is not reached between the U.K. and E.U. by the December 31, 2020 deadline and there is no further extension, trade relations between the U.K. and the E.U. will be governed by any terms agreed within this period or by the World Trade Organization Rules. The impact on our business as a result of Brexit will depend, in part, on the outcome of tariff, trade, regulatory and other negotiations and on the ultimate manner and timing of the U.K.’s withdrawal from the E.U.

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
In the aftermath of the Deepwater Horizon Incident (in which we were not involved), various governmental agencies, including the U.S Department of the Interior, or "DOI," U.S. Bureau of Safety and Environmental Enforcement, or "BSEE" and its predecessor, the U.S Bureau of Ocean Energy Management, or "BOEM, and the U.S. Occupational Safety and Health Administration, or "OSHA," issued new and revised regulations and guidelines governing safety and environmental management, occupational injuries and illnesses, financial assurance requirements, inspection programs and other well control measure relating to our drilling rigs.
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
In addition, the oil and gas industry has adopted new equipment and operating standards, such as the American Petroleum Institute Standard 53 relating to the design, maintenance, installation and testing of well control equipment. Current and pending regulations, guidelines and standards for safety, environmental and financial assurance, such as the above, and any other new guidelines or standards the U.S. government or industry may issue (including relating to the Deepwater Horizon Incident or the other catastrophic events involving pollution from oil exploration and development activities) or any other steps the U.S. government or industry may take relating to our business activities, could disrupt or delay operations, increase the cost of operations, increase out-of-service time or reduce the area of operations for drilling rigs in U.S. and non-U.S. offshore areas.
As new standards and procedures are being integrated into the existing framework of offshore regulatory programs, there may be increased costs associated with regulatory compliance and delays in obtaining permits for other operations such as re-completions, workovers and abandonment activities.
We are not able to predict the likelihood, nature or extent of additional rulemaking or when the interim rules, or any future rules, could become final. The current and future regulatory environment in the U.S. Gulf of Mexico could impact the demand for drilling units in the U.S. Gulf of Mexico in terms of overall number of rigs in operations and the technical specification required for offshore rigs to operate in the U.S. Gulf of Mexico. Additional governmental regulations concerning leasing, licensing, taxation, equipment specifications, training requirements or other matters could increase the costs of our operations, and escalating costs borne by our customers, along with permitting delays, could reduce exploration and development activity in the U.S. Gulf of Mexico and, therefore, reduce demand for our services. In addition, insurance costs across the industry have increased as a result of the Deepwater Horizon Incident and, in the future, certain insurance coverage is likely to become more costly and may become less available or not available at all. We cannot predict the potential impact of new regulations that may be forthcoming, nor can we predict if implementation of additional regulations might subject us to increased costs of operating and/or a reduction in the area of operation in the U.S. Gulf of Mexico. As such, our cash flow and financial position could be adversely affected if our ultra-deepwater semi-submersible drilling rigs and ultra-deepwater drillships operating in the U.S. Gulf of Mexico were subject to the risks mentioned above.

In addition, hurricanes have from time to time caused damage to a number of drilling units and production facilities unaffiliated to us in the U.S. Gulf of Mexico. BOEM and BSEE, have in recent years issued more stringent guidelines for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, moored drilling unit fitness, as well as other guidelines and regulations in an attempt to increase the likelihood of the survival of offshore drilling units during a hurricane. Implementation of new guidelines or regulations that may apply to our drilling units may subject us to increased costs and limit the operational capabilities of our drilling units.
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

A loss of a major tax dispute or a successful tax challenge to our tax positions, including our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could result in higher taxes on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.
Our tax returns are subject to review and examination. We do not recognize the benefit of income tax positions that we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges any of our tax positions, including our operational structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries; or if the terms of certain Double Taxation Treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, our taxes on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected. For additional information on tax assessments and claims issued, refer to Note 6 – Taxation of the Consolidated Financial Statements included within this report.
A change in laws and regulations in any country in which we operate could have a negative impact on our business
During 2017, the European Union Economic and Financial Affairs Council released a list of non-cooperative jurisdictions for tax purposes. The stated aim of the list, and accompanying report, was to promote good governance worldwide in order to maximize efforts to prevent tax fraud and tax evasion. Bermuda was not on the list of non-cooperative jurisdictions, but did feature in the report as having committed to address concerns relating to economic substance by December 31, 2018. In accordance with that commitment, Bermuda enacted the Economic Substance Act 2018 (the "ESA") in December 2018. The ESA requires each registered entity to maintain a substantial economic presence in Bermuda and provides that a registered entity that carries on a relevant activity complies with economic substance requirements if (i) it is directed and managed in Bermuda, (ii) its core income-generating activities (as may be further prescribed) are undertaken in Bermuda with respect to the relevant activity, (iii) it maintains adequate physical presence in Bermuda, (iv) it has adequate full time employees in Bermuda with suitable qualifications and (v) it incurs adequate operating expenditure in Bermuda in relation to the relevant activity. A registered entity that carries on a relevant activity is obliged under the ESA to file a declaration with the Bermuda Registrar of Companies on an annual basis containing certain information. At present, the impact of the ESA is still unclear and it is difficult to predict the nature and effect of these requirements on the Bermuda incorporated subsidiaries of the Company. We have undertaken an evaluation and continue to monitor the potential effect ESA will have on the Company's Bermuda subsidiaries. Similar legislation has been enacted in Cayman Islands and we have adopted the same approach as in the case of Bermuda.
Climate change and the regulation of greenhouse gases could have a negative impact on our business.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions, or "GHGs." Currently, the emissions of GHGs from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force on February 16, 2005 and pursuant to which adopting countries have been required to implement national programs to reduce GHG emissions. Additionally, emissions from international shipping are not subject to the Paris Agreement, which resulted from the 2015 United Nations Framework Convention on Climate Change conference in Paris and entered into force on November 4, 2016. As of January 1, 2013, all ships (including rigs and drillships) must comply with mandatory requirements adopted in July 2011 by the IMO's Maritime Environment Protection Committee, or the "MEPC," relating to GHG emissions. A roadmap for developing a "comprehensive IMO strategy on reduction of GHG emissions from ships" was also approved by MEPC at its 70th session in October 2016. In April 2018, as the first milestone in the roadmap, the MEPC adopted an "initial IMO strategy on reduction of GHG emissions from ships" which aims to reduce the total annual GHG emissions from international shipping by at least 50% by 2050 compared to 2008, among other goals. The next milestone of the roadmap is adoption in 2023 of a revised strategy to reduce GHG emissions from ships. These and any future requirements could cause us to incur additional compliance costs.

In addition, the European Union has indicated that it may propose in the future an expansion of the existing European Union Emissions Trading Scheme to include GHG emissions from marine vessels. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tonnes) calling at European Union ports from January 2018 collect and publish data on carbon dioxide emissions and other information. In the United States, the EPA, has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit GHG emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to GHG emissions from drilling units, the EPA has received petitions from the California Attorney General and various environmental groups seeking such regulation. Separately, in May 2016, the EPA finalized rules to reduce methane emissions from new, modified or reconstructed sources in the oil and natural gas sector; although, in August 2019, the EPA proposed amendments that would relax or rescind the rules. Additionally, the United States Congress has considered legislation to reduce emissions of GHGs and many states and regions have already taken legal measures to reduce or measure GHG emission levels, often involving the planned development of GHG emission inventories and/or regional cap and trade programs.

Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our assets, and might also require us to install new emission controls, acquire allowances or pay taxes related to our GHG emissions, or administer and manage a GHG emissions program. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries in which we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris agreement, could require us to make significant financial expenditures which we cannot predict with certainty at this time.

Additionally, adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for the use of alternative energy sources. In addition, parties concerned about the potential effects of climate change have directed their attention at sources of funding for energy companies, which has resulted in certain financial institutions, funds and other sources of capital, restricting or eliminating their investment in or lending to oil and gas activities. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business, including capital expenditures to upgrade our drilling rigs, which we cannot predict with certainty at this time. Finally, growing attention to climate change risks has resulted in increased likelihood of governmental investigations and private litigation, which could increase our costs or otherwise adversely affect our business. Finally, most scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce significant physical effects, such as increased frequency and severity of storms, hurricanes, and other climatic events. In particular, certain areas in and near the U.S. Gulf of Mexico experience hurricanes and other extreme weather conditions on a relatively frequent basis. Some of our assets in the U.S. Gulf of Mexico are susceptible to damage and/or total loss by these storms. High winds and turbulent seas could also result disruptions in our operations due to damage to other related facilities in the area. If any such effects were to occur, they could have a significant financial and operational adverse impact on our business or cause us to incur significant costs in preparing or responding to those effects.

We face various risks associated with increased activism against oil and natural gas exploration and development activities.

Opposition toward oil and natural gas drilling and development activity has been growing globally and is particularly pronounced in the United States. Companies in the oil and natural gas industry are often the target of activist efforts from both individuals and non-governmental organizations regarding safety, human rights, environmental matters, sustainability and business practices. Anti-development activists are working to, among other things, reduce access to federal and state government lands and delay or cancel certain operations such as offshore drilling and development. For example, environmental activists have recently challenged lease sales, seismic acquisition activities and decisions to grant air quality permits in the U.S. Gulf of Mexico for offshore drilling and have challenged permitting and lease sales in the Arctic National Wildlife Refuge in Alaska. Certain financial institutions, funds and other sources of capital have, as a result, restricted or eliminated their investment in or lending to oil and gas activities.
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
We are currently involved in various litigation and arbitration matters, and we anticipate that we will be involved in dispute matters from time to time in the future. The operating and other hazards inherent in our business expose us to disputes, including personal injury disputes, environmental and climate change litigation, contractual disputes with customers, intellectual property and patent disputes, tax or securities disputes, regulatory investigations and maritime lawsuits, including the possible arrest of our drilling units. We cannot predict, with certainty, the outcome or effect of any claim or other dispute matters, or a combination of these. If we are involved in any future disputes, or if our positions concerning current disputes are found to be incorrect, there may be an adverse effect on our business, financial position, results of operations and available cash, because of potential negative outcomes, the costs associated with asserting our claims or defending such lawsuits, and the diversion of management's attention to these matters.
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
We believe that acquisition opportunities may arise from time to time, and any such acquisition could be significant. Under the Omnibus Agreement, subject to certain exceptions, Seadrill is obligated to offer to us any of its drilling units acquired or placed under drilling contracts of five or more years. Although we are not obligated to purchase any of these drilling units offered by Seadrill, any acquisition could involve the payment of a substantial amount of cash, the incurrence of a substantial amount of debt or the issuance of a substantial amount of equity. Certain acquisition and investment opportunities may not result in the consummation of a transaction. In addition, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of its common units. Our future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets, the risk of failing to successfully and timely integrate the operations or management of any acquired businesses or assets and the risk of diverting management's attention from existing operations or other priorities. We may also be subject to additional costs related to compliance with various international laws in connection with such acquisition. If we fail to consummate and integrate our acquisitions in a timely and cost-effective manner, its financial condition, results of operations and cash available for distribution could be adversely affected.
If we fail to comply with requirements relating to internal control over financial reporting our business could be harmed and our common unit price could decline.

Rules adopted by the Securities and Exchange Commission pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require that we assess our internal control over financial reporting annually. The rules governing the standards that must be met for management to assess its internal control over financial reporting are complex. They require significant documentation, testing, and possible remediation of any significant deficiencies in and/or material weaknesses of internal controls in order to meet the detailed standards under these rules. Although we have evaluated our internal control over financial reporting as effective as of December 31, 2019, in future fiscal years, we may encounter unanticipated delays or problems in assessing our internal control over financial reporting as effective or in completing our assessments by the required dates. In addition, we cannot assure you that our independent registered public accountants will attest that internal control over financial reporting is effective in future fiscal years.

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
Public health threats, such as the recent coronavirus, or COVID-19, outbreak could have an adverse effect on our operations and financial results.
Public health threats, such as Ebola, influenza, Severe Acute Respiratory Syndrome ("SARS"), the Zika virus, COVID-19 and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, could adversely impact our operations, and the operations of our customers. For example, the recent outbreak of COVID-19 has been declared by the World Health Organization as a pandemic and has spread across the globe to many countries in which we do business and is impacting worldwide economic activity. Public health threats in any area, including areas where we do not operate, could disrupt international transportation. Our crews generally work on a rotation basis, with a substantial portion relying on international air transport for rotation. Any disruptions could impact the cost of rotating our crews, and possibly impact our ability to maintain a full crew on all rigs at a given time. We continue to evaluate the impact that COVID-19 could have on our business. The continued spread of COVID-19, the measures taken by the governments of countries affected, actions taken to protect employees, and the impact of the pandemic on various business activities in affected countries and any other public health threats and related consequences could adversely affect our financial condition, results of operations and cash flows.

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

Risks Relating to Our Reliance on Seadrill
We have close business ties to Seadrill, its affiliates and related companies. In the event that these companies are unable to meet their obligations and liabilities or do not meet their obligations and liabilities as a result of our near-term debt maturity negotiations with our lenders and with Seadrill, it could have a material adverse effect on our business.
Certain of our directors are associated with affiliated companies, which may create conflicts of interest.
Certain of our directors perform services for other companies, including Seadrill. For example. Leif Nelson, one of our directors, is the chief operating officer of Seadrill. Further, Gunnar Winther Eliasson sits on both our board of directors ("Board" or "Board of Directors") and the board of directors of Seadrill. These other companies conduct substantial businesses and activities of their own. As a result, there could be competition for the time and effort of our officers and directors who also provide services to other companies, which could have a material adverse effect on our business, results of operations and financial condition. Refer to Item 6 - "Directors, Senior Management and Employees-Directors and Senior Management-Executive Officers".
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
Whilst we believe we have insulated the Company from events of default related Seadrill's credit facilities, we remain operationally dependent on Seadrill on account of the management, administrative and technical support services provided by Seadrill to Seadrill Partners. In the event Seadrill is unable to provide these services for any reason, Seadrill Partners has the right to terminate these agreements and would seek to build these capabilities internally or determine a suitable third party contractor to replace the current manager. This, however, may have an adverse effect on our operations and may negatively impact our cash flows and liquidity.
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

Risks Relating to an Investment in our Units
As a result of the suspension from trading, followed by the delisting, of our common units on the NYSE, our common units are currently traded on the OTCQB, which could adversely affect the market liquidity of our common units and harm our business.
The New York Stock Exchange (the "NYSE") filed a Form 25 with the SEC in connection with the delisting and deregistration of our common units on December 11, 2019. Delisting of our common units from the NYSE became effective 10 days after the filing date of the Form 25. The Form 25 was filed as part of delisting procedures resulting from the company's low market capitalization, as we previously announced on September 6, 2019. Our common units currently trade on the over-the-counter market ("OTC") under the ticker symbol "SDLPF."
The OTCQB is an over-the-counter market that is a significantly more limited market than the NYSE. Securities traded on the OTC markets are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts. Trading on the OTCQB or one of the other OTC markets may result in a reduction in some or all of the following, each of which could have a material adverse effect on our unitholders:

•	the volume and liquidity of our common units;

•	the market price of our common units;

•	our ability to raise additional financing through public or private sales of equity securities or obtain other financing;

•	the number of institutional and other investors that will consider investing in our common units;

•	the number of market makers in our common units;

•	the availability of information concerning the trading prices and volume of our common units; and

•	the number of broker-dealers willing to execute trades in our common units.
Further, since our common units were delisted from the NYSE, we are subject to fewer rules and regulations, including with respect to corporate governance and the providing of certain financial information, than if our common units were traded on the NYSE. Without required compliance of these corporate governance standards, investor interest in our common units may decrease.
The delisting of our common units from the NYSE could lead to a material increase in the amount of our U.S. federal income tax liability
Under certain circumstances, for example if certain distributions or certain changes to relevant tax treaties are made, the current delisting could result in a material increase in the amount of our U.S. federal income tax liability, which would adversely affect our future financial position, results of operations and cash flows.
The market price of our common units has fluctuated widely and may fluctuate widely in the future.
The market price of our common units has fluctuated widely and may continue to do so as a result of many factors, such as actual or anticipated fluctuations in our operating results, changes in our distributions to unitholders, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Further, there may be no continuing active or liquid public market for our common units. If an active trading market for our common units does not continue, the price of our common units may be more volatile and it may be more difficult and time consuming to complete a transaction in the common units, which could have an adverse effect on the realized price of the common units. In addition, an adverse development in the market price for our common units could negatively affect our ability to issue new equity to fund our activities. For our common unit price history, refer Item 9 - "The Offer and Listing - Offer and Listing Details".

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
OPCO's operating agreements provide that it will distribute its available cash to its owners on a quarterly basis. OPCO's available cash includes cash on hand less any reserves that may be appropriate for operating its business. The amount of OPCO's quarterly distributions, including the amount of cash reserves not distributed, is determined by our Board.
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
Many of these factors will reduce the amount of cash we may otherwise have available for distribution. We may not be able to pay distributions, and any distributions we make may not be at or above the minimum quarterly distribution. For example, beginning in February 2016, we ceased paying distributions on the subordinated units, and in January 2020, we ceased paying distributions on the common units. The actual amount of cash that is available for distribution to our unitholders depends on several factors, many of which are beyond our control.
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
As of May 31, 2020, Seadrill owned 34.9% of our common units and 100% of our subordinated units, and owned and controlled the Seadrill Member. Certain of our officers and directors are directors and/or officers of Seadrill and its subsidiaries and, as such, they have fiduciary duties to Seadrill that may cause them to pursue business strategies that disproportionately benefit Seadrill or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Seadrill and its subsidiaries on the one hand, and us and our unitholders, on the other hand. Although a majority of our Board is elected by common unitholders, the Seadrill Member will likely have substantial influence on decisions made by the Board. Refer to Item 7 - "Major Unitholders and Related Party Transactions - Related Party Transactions".
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

•
The unitholders are unable to remove the Seadrill Member without its consent because the Seadrill Member and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove the Seadrill Member. As of May 31, 2020, Seadrill owned 46.6% of the outstanding common and subordinated units.

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

The standard of care applicable to an officer or director of Seadrill when that individual is acting in such capacity is, in a number of circumstances, stricter than the standard of care the same individual may have when acting as our officer or director. The fact that our officers or directors may have a fiduciary duty to Seadrill does not, however, diminish the duty that such individual owes to us. Compliance by such officer or director with such individual's duty to us should not result in a violation of such individual's duties to Seadrill.
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
We have granted registration rights to Seadrill and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file. As of May 31, 2020, Seadrill owned 2,627,575 common units and 1,654,335 subordinated units and all of the incentive distribution rights (through its ownership of the Seadrill Member). Following their registration and sale under an applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.
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
During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $3.8750 per unit, plus any unpaid minimum quarterly distributions on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. For a description of the subordination period, refer to Item 8 - "Financial Information - Consolidated Statements and Other Financial Information - The Company's Cash Distribution Policy-Subordination Period".
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
As of May 31, 2020, Seadrill, which owns and controls the Seadrill Member, owned 34.9% of our common units. At the end of the subordination period, assuming no additional issuances of common units and the conversion of our subordinated units into common units, Seadrill would own 46.6% of our common units.
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
Seadrill Partners LLC is a limited liability company. Its principal executive headquarters are maintained at 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom and its telephone number at that address is +44 20 8811 4700. Its agent for service of process in the United States is Watson Farley & Williams LLP and its address is 250 West 55th Street New York, New York 10019.
Our website address is www.seadrillpartners.com. Information contained on or accessible from our website is not incorporated by reference into this annual report on Form 20-F and should not be considered a part of this report or any other filing that we make with the U.S. Securities and Exchange Commission ("SEC"). We make available on this website free of charge, our annual reports on Form 20-F, quarterly reports on Form 6-K, and amendments to those reports as soon as reasonably practicable after we electronically file those materials with, or furnish those materials to, the SEC. You may also find on our website information related to our corporate governance, board committees and company code of business conduct and ethics. The SEC also maintains a website, www.sec.gov, which contains reports, proxy statements and other information regarding SEC registrants, including us.
Significant developments for the period from January 1, 2018 through December 31, 2019
In this section we have set out important events in the development of our business. This includes information concerning the nature and results of any material reclassification, merger or consolidation of the company or any of its significant subsidiaries; acquisitions or dispositions of material assets other than in the ordinary course of business; any material changes in the mode of conducting the business; material changes in the types of products produced or services rendered; name changes; or the nature and results of any bankruptcy, receivership or similar proceedings with respect to the company or significant subsidiaries. This section covers the period from the beginning of our last full financial year.

Seadrill restructuring
In September 2017, Seadrill, our largest unit holder and key service provider, entered into a restructuring agreement with its secured lenders, bondholders and a consortium of investors. To implement the restructuring agreement, Seadrill and certain of its subsidiaries (the "Debtors") filed prearranged Chapter 11 cases in the Southern District of Texas ("Bankruptcy Court") together with a restructuring plan. After a period of negotiation with their creditors the Debtors filed an amended plan of reorganization (the "Plan") which was confirmed by the Bankruptcy Court on April 17, 2018. The Plan became effective and the Debtors emerged from Chapter 11 proceedings on July 2, 2018.
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
Litigation with Tullow for the West Leo
In October 2016, we received a notice of force majeure for the West Leo 's contract with Tullow in Ghana. We disputed that there had been an occurrence of force majeure and filed a claim in the English High Court ("High Court"). Tullow subsequently terminated the contract and we disputed Tullow's grounds for early termination and amended our claim.
The case was heard during May 2018 and on July 3, 2018 the English High Court ruled the case in our favor. We recovered a total of $250.5 million which included amounts claimed on the termination revenue including interest. Claims to recover VAT were not ruled in our favor. Termination revenues were recognized in "Other revenues" per our Consolidated Statements of Operations. See Note 7 - "Other revenues" for further details. We received the recovered amounts on July 17, 2018, following which we made a prepayment of $121 million against our TLB under the terms of the amendment of that facility in February 2018 (see above).
Drilling contracts
The below table shows the status of our drilling contracts at May 31, 2020:

Rig	Built	Status at May 31, 2020	Customer	Contracted until
Semi-submersible
West Sirius	2008	Available	-	-
West Aquarius	2009	Available	-	-
West Capricorn	2011	Available	-	-
West Leo	2012	Available	-	-

Drillship
West Capella	2008	Available	-	-
West Polaris	2008	Contracted	Undisclosed	Nov 2020
West Auriga	2013	Contracted	BP	Oct 2020
West Vela	2013	Contracted	BP	Nov 2020

Tender Rig
West Vencedor	2009	Available	-	-
T-15	2013	Available	-	-
T-16	2013	Available	-	-
Capital Expenditures
Capital expenditures were approximately $111.1 million, $115.0 million and $121.6 million in the years ended 2019, 2018 and 2017 respectively. Our capital expenditures relate primarily to additional equipment for our existing drilling units and maintenance. We financed these capital expenditures through cash generated from operations and secured and unsecured debt arrangements.

NYSE Matters
The NYSE filed a Form 25 with the SEC in connection with the delisting and deregistration of our common units on December 11, 2019. Delisting of our common units from the NYSE became effective 10 days after the filing date of the Form 25. The Form 25 was filed as part of delisting procedures resulting from the company's low market capitalization, as we previously announced on September 6, 2019. Our common units currently trade on the over-the-counter market ("OTC") under the ticker symbol "SDLPF". In connection with the NYSE delisting, we obtained amendments to the West Vela facility and the West Polaris facility that would no longer require the common units to be listed on the NYSE.
Quarterly Distributions to Common Unitholders
In January 2020, we announced that we would eliminate the quarterly distribution to our common unitholders. The move reflects our desire to preserve liquidity ahead of debt maturities in the second half of 2020 and first quarter of 2021.

    B.     Business Overview
Introduction
We are an offshore drilling contractor providing offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and tender rigs for operations in shallow to ultra-deepwater areas in both benign and harsh environments.
We contract our drilling units primarily on a dayrate basis to drill wells for our customers, typically oil super-majors and independent oil and gas companies. We are recognized for providing high quality operations, in some of the most challenging sectors of offshore drilling.
Our Fleet
We believe our fleet is comparatively one of the youngest and modern of all the major offshore drilling contractors with an average fleet age of approximately 8.7 years. We currently own and operate a fleet of 11 drilling units, including 4 drillships, 4 semi-submersible rigs and 3 tender rigs. You may find additional information on our drilling units in Item 4 - "Information on the Company - D. Property, Plant and Equipment".
Drillships
Drillships are self-propelled ships equipped for drilling offshore in water depths ranging from 1,000 to 12,000 feet, and are positioned over the well through a computer-controlled thruster system. Drillships are suitable for drilling in remote locations because of their mobility and large load-carrying capacity. Depending on country of operation, drillships operate with crews of 50 or more people.
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
Semi-submersible rigs can be either moored or dynamically positioned. Moored semi-submersible rigs are positioned over the wellhead location with anchors and typically operate in water depths ranging up to 1,500 feet. Dynamically positioned semi-submersible rigs are positioned over the wellhead location by a computer-controlled thruster system and typically operate in water depths ranging from 1,000 to 12,000 feet. Depending on country of operation, semi-submersible rigs generally operate with crews of 50 or more people.
Tender rigs
Tender rigs are self-erecting rigs which conduct production drilling from fixed or floating platforms. During drilling operations, the tender rig is moored next to the platform. The modularized drilling package, stored on the deck during transit, is lifted prior to commencement of operations onto the platform by the rig's integral crane. To support the operations, the tender rig contains living quarters, helicopter deck, storage for drilling supplies, power machinery for running the drilling equipment and well completion equipment. There are two types of self-erecting tender rigs, barge type and semi-submersible (semi-tender) type. Tender barges and semi-tenders are equipped with similar equipment but the semi-tenders' hull structure allows the unit to operate in rougher weather conditions. Tender rigs allow for drilling operations to be performed from platforms without the need for permanently installed drilling packages. Self-erecting tender rigs generally operate with crews of 50 or more people.
Rig management arrangements
Seadrill Limited is responsible for the management, marketing and operation of our fleet of drilling units through a series of management, operational support and technical supervision service agreements. We are charged a fee for the services provided to us.
Our Competitive Strengths
We believe that our competitive strengths include:
Technologically advanced and young fleet
We believe our drilling units are among the most technologically advanced in the world. The majority of our rigs were built after 2008 and offer superior technical capabilities, operational flexibility and reliability. We believe, based on our modern fleet and strong operational track record, that we will be better placed to secure new drilling contracts than some of our competitors with older, less advanced rig fleets.

Commitment to safety and efficiency
We believe that the combination of quality drilling units and experienced and skilled employees allows us to provide our customers with safe and effective operations. Quality assets and operational expertise allow us to establish, develop and maintain a position as a preferred provider of offshore drilling services for our customers.
Commitment to the environment
We believe we act responsibly towards the environment. We seek to minimize and mitigate the impacts of our businesses on the environment and ensure that contingency plan and emergency response procedures are always in place to mitigate the possible harm that could be caused in the event of an incident.
Relationship with Seadrill
We believe our relationship with a well established and large management services provider such as Seadrill provides us with operational expertise, stronger relationships with customers and suppliers, and economies of scale. We also have an omnibus agreement with Seadrill whereby we have the opportunity to acquire floaters with contracts that are five years or more in duration.
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
Establish a sustainable capital structure
Our current priority is to establish a sustainable capital structure amidst a challenging market backdrop that ensures safe and efficient operation of our drilling units and provides adequate liquidity and maturity runway that decreases refinancing requirements. We are currently involved in lender discussions to refinance or extend certain debt maturities.
Longer term, we have the following objectives:
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
• Maintain a Modern and Reliable Fleet. We have comparatively one of the youngest and most technologically advanced fleets in the industry, and have plans to maintain a modern and reliable fleet.
We can provide no assurance, however, that we will be able to implement our business objectives described above, particularly in the current challenging low oil price market environment.
Market Overview
We provide operations in oil and gas exploration and development in regions throughout the world and our customers have included major oil and gas companies, national oil companies and independent oil and gas companies.
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
Customers
Offshore exploration and production is a capital intensive, high-risk industry. Operating and pursuing opportunities in deepwater basins significantly increases the amount of capital required to effectively undertake such operations. A significant number of operators in this segment of the offshore exploration and production industry are either national oil companies, major oil and gas companies or well-capitalized large independent oil and gas companies.
In 2019, our largest customer was BP which accounted for 67.6% of our revenues.

Competition
The offshore drilling industry is highly competitive, with market participants ranging from large multinational companies to small locally-owned companies.

The demand for offshore drilling services is driven by oil and gas companies’ exploration and development drilling programs. These drilling programs are affected by oil and gas companies’ expectations regarding oil and gas prices, anticipated production levels, worldwide demand for oil and gas products, the availability of quality drilling prospects, exploration success, availability of qualified rigs and operating personnel, relative production costs, availability and lead time requirements for drilling and production equipment, the stage of reservoir development and political and regulatory environments. Oil and gas prices are volatile, which has historically led to significant fluctuations in expenditures by our customers for drilling services. Variations in market conditions during cycles impact us in different ways, depending primarily on the length of drilling contracts in different regions.

Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, technical specification, rig location, condition and integrity of equipment, their record of operating efficiency, safety performance record, crew experience, reputation and industry standing and customer relations.

Furthermore, competition for offshore drilling rigs is generally on a global basis, as rigs are highly mobile. However, the cost associated with mobilizing rigs between regions is sometimes substantial, as entering a new region could necessitate upgrades of the unit and its equipment to specific regional requirements.

In particular, for rigs to operate in harsh environments, such as offshore Canada, as opposed to benign environments, such as the Gulf of Mexico, West Africa, and Southeast Asia, more demanding weather conditions would require more costly investment in the outfitting and maintenance of the drilling units.

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
i. Physical Damage Insurance
We purchase hull and machinery insurance to cover for physical damage to our drilling rigs. We retain the risk, through self-insurance, for the deductibles relating to physical damage insurance on our drilling unit fleet; currently, a maximum of $5 million per occurrence.
ii. Loss of Hire Insurance
Seadrill purchases insurance to cover for loss of revenue for their operational rigs in the event of extensive downtime caused by physical damage to its drilling units and those of the Company (floaters and semi-tenders), where such damage is covered under Seadrill's physical damage insurance, and charges us for the cost related to our fleet.
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
iii. Protection and Indemnity Insurance
Seadrill purchases Protection and Indemnity insurance (P&I) and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims of up to $500 million per event and in the aggregate and up to $700 million per event and in the aggregate for the West Capricorn, West Auriga and West Vela.

In the event of no drilling activities, the excess liability insurance is suspended and therefore the limit is reduced from $500 million to $350 million per event and in the aggregate with the exception of the West Capricorn, West Auriga and West Vela which is reduced from $700 million to $500 million per event and in aggregate.
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

i.	Flag State Requirements
All our drilling units are subject to regulatory requirements of the flag state where the drilling unit is registered. The flag state requirements are international maritime requirements and, in some cases, further interpolated by the flag state itself. These include engineering, safety and other requirements related to the maritime industry. In addition, each of our drilling units must be "classed" by a classification society. The classification society certifies that the drilling rig is "in-class," signifying that such drilling rig has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the flag state and the international conventions of which that country is a member. Maintenance of class certification requires expenditure of substantial sums and can require taking a drilling unit out of service from time to time for repairs or modifications to meet class requirements.  Our drilling units must generally undergo class surveys annually and a renewal survey once every five years. In addition, for some of the internationally-required class certifications, such as the Code for the Construction and Equipment of Mobile Offshore Drilling Units (the "MODU Code") certificate, the classification society will act on a flag state's behalf.

ii.	International Maritime Regimes
Applicable international maritime regime requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships ("MARPOL"), the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the "CLC"), the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (ratified in 2008), or the Bunker Convention, the International Convention for the Safety of Life at Sea of 1974 ("SOLAS"), the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, MODU Code, and the International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004 (the "BWM Convention").  These various conventions regulate air emissions and other discharges to the environment from our drilling units worldwide, and we may incur costs to comply with these regimes and continue to comply with these regimes as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases. See Item 3 "Key Information - D. Risk Factors - Risks Relating to Our Company and Industry - We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business."
The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017. Under its requirements, only ballast water treatment will be accepted from the next International Oil Pollution Prevention renewal survey (after 8 September 2019). All Seadrill units considered in operational status are in full compliance with the staged implementation of the BWM Convention by International Maritime Organization guidelines.
As of January 1, 2020, MARPOL Annex VI, Regulation 14, requires the sulphur content of any fuel used on board ships is limited to 0.5% m/m (percent by mass). The fuel we use is compliant to these regulations. Ships must either burn compliant fuel, or use an exhaust gas cleaning system, which have fitting and upkeep costs.

iii.	Environmental Laws and Regulations
Applicable environmental laws and regulations include , but are not limited to, the U.S. Oil Pollution Act of 1990, ("OPA"), the Comprehensive Environmental Response, Compensation and Liability Act, ("CERCLA"), the U.S. Clean Water Act, ("CWA"), the U.S. Clean Air Act, ("CAA"), the U.S. Outer Continental Shelf Lands Act ("OCSLA"), the U.S. Maritime Transportation Security Act of 2002, ("MTSA"), European Union regulations, including the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations, and Brazil's National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Federal Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition. See Item 3 "Key Information - D. Risk Factors - Risks Relating to Our Company and Industry - We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business."

iv.	Safety Requirements
Our operations are subject to special safety regulations relating to drilling and to the oil and gas industry in many of the countries where we operate. The United States undertook substantial revision of safety regulations applicable to our industry following the 2010 Deepwater Horizon Incident, in which we were not involved. Other countries also have undertaken or are undertaking a review of their safety regulations related to our industry. These safety regulations may impact our operations and financial results by adding to the costs of exploring for, developing and producing oil and gas in offshore settings. For instance, in 2016, the BSEE published a final rule that sets more stringent design requirements and operational procedures for critical well control equipment used in offshore oil and gas drilling and separately announced a risk-based inspection program for offshore facilities. Also, in 2016, BOEM issued a final Notice to Lessees and Operators imposing more stringent supplemental bonding procedures for the decommissioning of offshore wells, platforms and pipelines. These regulations, which may result in additional costs for us, have since become the subject of additional review and possible revision by BSEE and BOEM and, as a result, we cannot predict their impact on our future operations. The EU also has undertaken a significant revision of its safety requirements for offshore oil and gas activities through the issue of the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations. These other future safety and environmental laws and regulations regarding offshore oil and gas exploration and development may increase the cost of our operations, lead our customers to not pursue certain offshore opportunities and result in additional downtime for our drilling units. In addition, if material spill events similar to the Deepwater Horizon Incident were to occur in the future, or if other environmental or safety issues were to cause significant public concern, the United States or other countries could elect to, again, issue directives to cease drilling activities in certain geographic areas for lengthy periods of time.

v.	Navigation and Operating Permit Requirements
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

vi.	Local Content Requirements
Governments in some countries have become increasingly active in local content requirements on the ownership of drilling companies, local content requirements for equipment utilized in our operations, and other aspects of the oil and gas industries in their countries. These regulations include requirements for participation of local investors in our local operating subsidiaries and drilling unit contracts. Although these requirements have not had a material impact on our operations in the past, they could have a material impact on our earnings, operations and financial condition in the future.

vii.	Other Laws and Regulations
In addition to the requirements described above, our international operations in the offshore drilling segment are subject to various other international conventions and laws and regulations in countries in which we operate, including laws and regulations relating to the importation of, and operation of, drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. There is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material.

C.     Organizational Structure
A simplified organizational structure as of December 31, 2019 is shown below.
Seadrill owns 34.9% of the common units of Seadrill Partners LLC and 100% of the subordinated units of Seadrill Partners LLC, and owns and controls the Seadrill Member.
A full list of the Company's significant operating and rig-owning subsidiaries is included in Exhibit 8.1.

D.     Property, Plant and Equipment
Other than our fleet of drilling units, we do not have any material property. The following table provides additional information about our fleet as of December 31, 2019:

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

Item 4A.     Unresolved Staff Comments

None.

Item 5.         Operating and Financial Review and Prospects

Overview
The following presentation of management's discussion and analysis of results of operations and financial condition should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto included elsewhere in this annual report. You should also carefully read the following discussion with the sections of this annual report entitled "Cautionary Statement Regarding Forward-Looking Statements," Item 3 - "Key Information— A. Selected Financial Data", Item 3 - "Key Information— D. Risk Factors" and Item 4 - "Information on the Company." Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The Company's Consolidated Financial Statements have been prepared in accordance with US GAAP and are presented in U.S. Dollars. We refer you to the notes to our Consolidated Financial Statements for a discussion of the basis on which our Consolidated Financial Statements are prepared, and we draw your attention to the statement regarding going concern as described in Note 1 - "General information" to the Consolidated Financial Statements included in this annual report.
Contract Backlog
Our contract backlog as of May 31, 2020 totals $207.2 million.

Contract Backlog includes all firm contracts at the maximum contractual operating dayrate multiplied by the number of days remaining in the firm contract period. Contract Backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions. Our contract backlog includes only firm commitments represented by signed drilling contracts. The full contractual operating dayrate may differ to the actual dayrate we ultimately receive. For example, an alternative contractual dayrate, such as a waiting on weather rate, repair rate, standby rate or force majeure rate, may apply under certain circumstances. The contractual operating dayrate may also differ to the actual dayrate we ultimately receive because of several other factors, including rig downtime or suspension of operations. In certain contracts, the dayrate may be reduced to zero if, for example, repairs extend beyond a stated period.

The disruptive impacts of the oil price decline and COVID-19 could have an adverse effect on our ability to realize our backlog. Our customers may seek to terminate or renegotiate our contracts, which could result in lower dayrates or less favorable economic terms.

The actual amounts of revenues earned and the actual periods during which revenues are earned will differ from the amounts and periods shown in the tables above due to various factors, including shipyard and maintenance projects, unplanned downtime and other factors that result in lower applicable dayrates than the full contractual operating dayrate. Additional factors that could affect the amount and timing of actual revenue to be recognized include customer liquidity issues and contract terminations, which are available to our customers under certain circumstances.
Our contract backlog as of May 31, 2020 is as follows:

(In US $ millions)
Contract Backlog	May 31, 2020
Drillship	207.2
Total	207.2
Factors Affecting our Results of Operations
We believe the principal factors that will affect our future results of operations include the following.

•	Our ability to renegotiate significant debt maturities that are scheduled to fall due in the first quarter of 2021.

•	Our ability to successfully employ our drilling units at economically attractive dayrates as contracts expire or are otherwise terminated.

•	Our ability to maintain good relationships with our existing customers and to increase the number of customer relationships.

•	The number and availability of drilling units in our fleet.

•	Changes in Seadrill Partners LLC's ownership of OPCO.

•	Fluctuations in the price of oil and gas, which influence the demand for offshore drilling services.

•	The effective and efficient technical management of our drilling units.

•	Our ability to obtain and maintain major oil and gas company approvals and to satisfy their quality, technical, health, safety and compliance standards.

•	Economic, regulatory, political and governmental conditions that affect the offshore drilling industry.

•	Accidents, natural disasters, adverse weather, equipment failure or other events outside of our control that may result in downtime.

•	The financial condition of Seadrill and its ability to provide services to the Company under certain management, administrative and technical support agreements;

•	Our ability to comply with financing agreements and the effect of the restrictive covenants in such agreements.

•	Changes in the fair value of our interest rate swaps.

•	Foreign currency exchange gains and losses.

•	Our access to capital required to implement our business strategy.

•	Increases in crewing and insurance costs and other operating costs.

•	The level of debt and interest expense and amortization of deferred loan fees.

•	The level of any distribution on Seadrill Partners LLC's common units.
Please read Item 3 - "Key Information—D. Risk Factors" for a discussion of certain risks inherent in the Company's business.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:
Contract Revenues
We contract our drilling units to oil and gas companies to provide offshore drilling services at an agreed dayrate for a specified contract term. Dayrates can vary, depending on the type of drilling unit and its capabilities, contract length, geographical location, operating expenses, taxes and other factors such as prevailing economic conditions. We do not provide "turnkey" or other risk-based drilling services to the customer. Instead, we provide a drilling unit and rig crews and charge the customer a fixed amount per day regardless of the number of days needed to drill the well. The customer bears substantially all the ancillary costs of constructing the well and supporting drilling operations, as well as most of the economic risk relative to the success of the well.
Where operations are interrupted or restricted due to equipment breakdown or operational failures, we may not receive dayrate compensation for the period of the interruption in excess of contractual allowances. Furthermore, the dayrate we receive may be reduced in instances of interrupted or suspended service due to, among other things, repairs, upgrades, weather, maintenance, force majeure or requested suspension of services by the customer and other operating factors.
However, contracts normally allow for compensation when factors beyond our control, including weather conditions, influence the drilling operations. In some cases contracts allow for compensation when planned maintenance activities are performed. In some contracts there are dayrate escalation clauses to compensate for industry specific cost increases as reflected in publicly available cost indexes.
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
Our contracts may be terminated by the customer in the event the drilling unit is destroyed or lost or if drilling operations are suspended for an extended period because of a breakdown of major rig equipment, "force majeure" or upon the occurrence of other specified conditions. Some contracts include provisions that allow the customer to terminate the contract without cause for a specified early termination fee.
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
Other Revenues
Other revenues include amounts recognized as early termination fees under the drilling contracts which have been terminated prior to the contract end date. Contract termination fees are recognized at the point our performance obligations under the drilling contract have been satisfied and when any material contingencies or uncertainties are resolved. Other revenues also previously included operation support fees charged to Seadrill for certain onshore support services provided.
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

•
Vessel and rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked. This includes the personnel costs of offshore crews, running costs of the rigs, expenditures for repairs and maintenance activities, costs for onshore personnel that provide operational support to the rigs and management charges from Seadrill.

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

•
Depreciation expense is based on the historical cost of our drilling units. Drilling units are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of our rigs, when new, is 30 years. Costs related to periodic surveys and other major maintenance projects are capitalized as part of drilling units and amortized over the anticipated period covered by the survey or maintenance project, which is up to five years. These costs are primarily shipyard costs and the cost of employees directly involved in the work. Amortization costs for periodic surveys and other major maintenance projects are included in depreciation expense.

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

•	Interest income relates to the interest on cash deposits and amortization of mobilization revenue.

•
Interest expense depends on the overall level of debt, and may significantly increase if we incur additional debt. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes.

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
In the years ended December 31, 2019, 2018 and 2017, impairment indicators were identified due to the reduction in contract opportunities, fall in market dayrates and contract terminations. We assessed recoverability of our drilling units by first evaluating the estimated undiscounted future net cash flows based on projected dayrates and utilizations of the units. The estimated undiscounted future net cash flows were found to be greater than the carrying value of our drilling units, with sufficient headroom. As a result, we did not need to proceed to assess the fair values of our drilling units, and no impairment charges were recorded for the years ended December 31, 2019, 2018 and 2017.
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

A.     Operating Results
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
The following table summarizes our operating results for the years ended December 31, 2019 and 2018:

	Year Ended December 31,		Increase/(Decrease)
	2019	2018	$	%
(US$ in millions)
Operating revenues:
Contract revenues	686.5	797.5	(111.0)	(13.9)%
Reimbursable revenues	20.7	31.2	(10.5)	(33.7)%
Other revenues	42.8	209.5	(166.7)	(79.6)%
Total operating revenues	750.0	1,038.2	(288.2)	(27.8)%

Operating expenses:
Vessel and rig operating expenses	(325.3)	(278.2)	(47.1)	(16.9)%
Amortization of favorable contracts	(45.1)	(45.1)	—	—%
Reimbursable expenses	(19.4)	(28.6)	9.2	32.2%
Depreciation	(275.9)	(280.3)	4.4	1.6%
Selling, general and administrative expenses	(34.4)	(45.8)	11.4	24.9%
Total operating expenses	(700.1)	(678.0)	(22.1)	(3.3)%

Other operating items:
Revaluation of contingent consideration	0.7	—	0.7	100.0%
Loss on impairment of goodwill	—	(3.2)	3.2	100.0%
Total other operating income/(loss)	0.7	(3.2)	3.9	121.9%

Operating income	50.6	357.0	(306.4)	(85.8)%

Financial items:
Interest income	20.3	47.1	(26.8)	(56.9)%
Interest expense	(262.5)	(263.7)	1.2	0.5%
(Loss)/Gain on derivative financial instruments	(27.7)	24.9	(52.6)	(211.2)%
Currency exchange (loss) / gain	(2.6)	0.2	(2.8)	(1,400.0)%
Other financial items	(1.4)	(4.8)	3.4	70.8%
Total financial items	(273.9)	(196.3)	(77.6)	(39.5)%

(Loss)/income before income taxes	(223.3)	160.7	(384.0)	(239.0)%

Income tax benefit/(expense)	36.1	(86.7)	122.8	141.6%

Net (loss)/income	(187.2)	74.0	(261.2)	(353.0)%

Net (loss)/income attributable to the non-controlling interest	(94.3)	17.9	(112.2)	(626.8)%
Net (loss)/income attributable to Seadrill Partners LLC	(92.9)	56.1	(149.0)	(265.6)%
Contract revenues
Contract revenues were $686.5 million for the year ended December 31, 2019 (December 31, 2018: $797.5 million).

The $111.0 million or 13.9% decrease, was primarily due to the West Capricorn ($110.0 million) operating at a lower dayrates on new contracts and having fewer operating days as a result of the early termination of its contract with BP. . In addition, the West Aquarius ($16.4 million) operated for fewer days, the T16 ($24.9 million) and T15 ($9.0 million) completed contracts with Chevron and the West Auriga ($7.3 million) experienced downtime for unplanned maintenance.
This was partly offset by more operating days for the West Polaris ($22.4 million), West Capella ($15.0 million) and West Vencedor ($11.6 million), and higher economic utilization on the West Vela ($7.5 million).
The following table summarizes our fleet's average daily contract revenues and economic utilization percentage by drilling unit type for the periods presented:

	Year Ended December 31,
	2019			2018
	Average number of rigs/ships on contract	Average Contractual Dayrate (1)	Economic Utilization (2)	Average number of rigs/ships on contract	Average Contractual Dayrate (1)	Economic Utilization (2)
Semi-submersible rigs	1	$285,591	99.5%	2	$423,650	99.8%
Drillship	3	$427,931	91.2%	2	$491,459	92.7%
Tender rigs	2	$98,097	99.5%	2	$110,722	98.6%

(1)	We calculate the average contractual dayrate by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of days for the reporting period.

(2)	Economic utilization is calculated as the total revenue, excluding bonuses received, divided by the full operating dayrate multiplied by the number of days in the period for rigs on contract.
Reimbursable revenues
Reimbursable revenues were $20.7 million for the year ended December 31, 2019 (December 31, 2018: $31.2 million). The decrease of $10.5 million, or 33.7%, was due to fewer equipment purchases being made on behalf of customers under the reimbursable arrangements in our drilling contracts.
Other revenues
Other revenues were $42.8 million for the year ended December 31, 2019 (December 31, 2018: $209.5 million).
The $166.7 million or 79.6% decrease was primarily due to the West Leo litigation judgment in our favor recognized in 2018 ($205.0 million). Please refer to Note 17 - "Commitments and contingencies" for further information. This was partially offset by early termination revenue in 2019 for the West Capricorn ($29.0 million) and West Vencedor ($11.0 million).
Vessel and rig operating expenses
Vessel and rig operating expenses were $325.3 million in the year ended December 31, 2019 (December 31, 2018: $278.2 million).
The $47.1 million or 16.9% increase was primarily due to an increase in operating days for the West Polaris ($16.1 million), West Vencedor ($10.7 million), West Capella ($8.2 million) and increased R&M and personnel costs on the West Vela ($5.4 million), partially offset by decreased operating days for the T16 ($4.3 million). In addition, there was a change in classification of certain operational support costs in 2019, which increased vessel and rig expenses ($11.4 million) and reduced selling, general and administrative expenses (see Selling, general and administrative expenses below).
Reimbursable expenses
Reimbursable expenses were $19.4 million for the year ended December 31, 2019 (December 31, 2018: $28.6 million). The $9.2 million or 32.2% decrease was in line with the reduction in reimbursable revenue.
Depreciation
Depreciation was $275.9 million for the year ended December 31, 2019 (December 31, 2018: $280.3 million). The $4.4 million or 1.6% decrease was primarily due lower depreciation expense on the West Sirius and West Aquarius due to certain long-term maintenance projects becoming fully depreciated during the year.
Selling, general and administrative expenses
Selling, general and administrative expenses were $34.4 million for the year ended December 31, 2019 (December 31, 2018: $45.8 million). The $11.4 million or 24.9% decrease is primarily due to the change in the classification of certain operational support costs referenced above (see vessel and rig operating expenses above).
Loss on impairment of goodwill
In 2018, we recognized a loss of $3.2 million due to the early adoption of ASU 2017-04, Intangibles. For further information refer to Note 3 - "Recent Accounting Standards". There was no loss on impairment of goodwill during the year ended December 31, 2019.

Interest income
Interest income was $20.3 million for the year ended December 31, 2019 (December 31, 2018: $47.1 million). The $26.8 million or 56.9% decrease was primarily due to interest related to the West Leo litigation judgment in 2018 ($24 million). The residual relates to a decrease in LIBOR rates in 2019.
(Loss) / Gain on derivative financial instruments
Derivative financial items resulted in a loss of $27.7 million for the year ended December 31, 2019 (December 31, 2018: gain of $24.9 million). The $52.6 million change is due to a decrease in the forward interest rates.
Currency exchange (loss) / gain
Loss on foreign currency exchange was $2.6 million for the year ended December 31, 2019 (December 31, 2018: gain of $0.2 million).
Other financial items
Other financial items resulted in an expense of $1.4 million for the year ended December 31, 2019 (December 31, 2018: $4.8 million expense). The expense in 2018 relates to legal and agent fees for the TLB leverage covenant waiver ($3.6 million). The 2019 balance relates to several immaterial fees across the group.
Income taxes
Income tax was a credit of $36.1 million for the year ended December 31, 2019 (December 31, 2018: $86.7 million expense) and the effective income tax rate was 16.2% and 54.0% for the years ended December 31, 2019 and 2018 respectively. The favorable movement primarily relates to the reversal of an uncertain tax position recorded in 2018, following guidance from the U.S. Department of Treasury. Please refer to Note 6 - "Taxation" for further information.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
The following table summarizes our operating results for the years ended December 31, 2018 and 2017:

(US$ in millions)	Year Ended December 31,		Increase/(Decrease)
	2018	2017	$	%
Operating revenues:
Contract revenues	797.5	1,007.7	(210.2)	(20.9)%
Reimbursable revenues	31.2	17.7	13.5	76.3%
Other revenues	209.5	103.0	106.5	103.4%
Total operating revenues	1,038.2	1,128.4	(90.2)	(8.0)%

Operating expenses:
Vessel and rig operating expenses	(278.2)	(345.4)	67.2	19.5%
Amortization of favorable contracts	(45.1)	(74.4)	29.3	39.4%
Reimbursable expenses	(28.6)	(16.1)	(12.5)	(77.6)%
Depreciation	(280.3)	(274.9)	(5.4)	(2.0)%
Selling, general and administrative expenses	(45.8)	(44.8)	(1.0)	(2.2)%
Total operating expenses	(678.0)	(755.6)	77.6	10.3%

Other operating income:
Revaluation of contingent consideration	—	89.9	(89.9)	(100.0)%
Loss on impairment of goodwill	(3.2)	—	(3.2)	(100.0)%
Gain on sale of assets	—	0.8	(0.8)	(100.0)%
Total other operating income	(3.2)	90.7	(93.9)	(103.5)%

Operating income	357.0	463.5	(106.5)	(23.0)%

Financial items:
Interest income	47.1	15.7	31.4	200.0%
Interest expense	(263.7)	(179.1)	(84.6)	(47.2)%
Gain/(loss) on derivative financial instruments	24.9	(13.9)	38.8	279.1%
Currency exchange gain	0.2	0.9	(0.7)	(77.8)%
Other financial items	(4.8)	(11.5)	6.7	58.3%
Total financial items	(196.3)	(187.9)	(8.4)	(4.5)%

Income before income taxes	160.7	275.6	(114.9)	(41.7)%

Income taxes	(86.7)	(40.3)	(46.4)	(115.1)%

Net Income	74.0	235.3	(161.3)	(68.6)%

Net income attributable to the non-controlling interest	17.9	94.1	(76.2)	(81.0)%
Net income attributable to Seadrill Partners LLC	56.1	141.2	(85.1)	(60.3)%

Contract revenues
Contract revenues were $797.5 million, for the year ended December 31, 2018 (December 31, 2017: $1,007.7 million).
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

The following table summarizes average daily revenues and economic utilization percentage by drilling unit type of the Company's fleet for the periods presented:

	Year Ended December 31,
	2018			2017
	Average number of rigs/ships on contract	Average Contractual Dayrate (1)	Economic Utilization (2)	Average number of rigs/ships on contract	Average Contractual Dayrate (1)	Economic Utilization (2)
Semi-submersible rigs (3)	2	$423,650	99.8%	1	$437,369	97.3%
Drillship	2	$491,459	92.7%	3	$520,568	98.6%
Tender rigs	2	$110,722	98.6%	3	$111,294	98.2%

(1)	We calculate the average contractual dayrate by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of days for the reporting period.

(2)	Economic utilization is calculated as the total revenue, excluding bonuses received, divided by the full operating dayrate multiplied by the number of days in the period for rigs on contract.
Reimbursable revenues
Reimbursable revenues were $31.2 million, for the year ended December 31, 2018 (December 31, 2017: $17.7 million). The increase of $13.5 million or 76.3% was due to more equipment purchased on behalf of customers, for which we have been reimbursed.
Other revenues
Other revenues were $209.5 million for the year ended December 31, 2018 (December 31, 2017: $103 million).
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
Revaluation of contingent consideration
There was gain on revaluation of contingent consideration of nil for the year ended December 31, 2018 (December 31, 2017: $89.9 million).
The gain is the result of a reduction in contingent liabilities related to the purchase of the West Polaris in 2015. This gain was due to future dayrate estimates and re-contracting assumptions, resulting in a decrease in the fair value of the liabilities. No gain was recorded in the year ended December 31, 2018.
Vessel and rig operating expenses
Vessel and rig operating expenses were $278.2 million, for the year ended December 31, 2018 (December 31, 2017: $345.4 million).
The $67.2 million or 19.5% decrease was primarily due to idle time on the West Polaris ($41 million) and the West Vencedor ($6 million), lower costs on the West Aquarius due to mobilization costs in 2017 not being repeated in 2018 ($10 million) and lower costs on the West Leo ($10 million) as it moved from warm stack to cold stack during the year.
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
Depreciation
Depreciation was $280.3 million for the year ended December 31, 2018 (December 31, 2017: $274.9 million). The $5.4 million or 2% increase was primarily due to a full year of depreciation for costs capitalized on the West Capella related to reactivation and installation of a managed pressure drilling ("MPD") system in 2017.
Selling, general and administrative expenses
Selling, general and administrative expenses were $45.8 million for the year ended December 31, 2018 (December 31, 2017: $44.8 million). A $1 million or 2.2% increase of immaterial amounts.

Loss on impairment of goodwill
During the year ended December 31, 2018, we recognized a loss on impairment of goodwill of $3.2 million following early adoption of ASU 2017-04, Intangibles. For further information refer to Note 3 - "Recent Accounting Standards".
Interest income
Interest income was $47.1 million for the year ended December 31, 2018 (December 31, 2017: $15.7 million). The $31.4 million or 200% increase was primarily due to interest related to the West Leo litigation judgment ($24 million).
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
Gain/ (Loss) on derivative financial instruments
Derivative financial items resulted in a gain of $24.9 million for the year ended December 31, 2018 (December 31, 2017: loss of $13.9 million). The $38.8 million change was due to an increase in the forward interest rates since 2017.
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
Income taxes
Income tax expense was $86.7 million for the year ended December 31, 2018 (December 31, 2017: $40.3 million) and our effective income tax rate was 54.0% and 14.6% for the years ended December 31, 2018 and 2017, respectively. The increase primarily relates to an uncertain tax position recorded in the year ended December 31, 2018 in respect of recent changes in US tax legislation. Please refer to Note 6 - "Taxation" for further information.

B.     Liquidity and Capital Resources
Overview
We operate in a capital-intensive industry, and our primary uses of liquidity are servicing our debt, financing maintenance and capital expenditure on drilling units, funding working capital, maintaining cash reserves against fluctuations in operating cash flows.
Most of our contract and other revenues are received monthly in arrears, and most of our operating costs are paid monthly in arrears. Our funding and treasury activities are conducted within corporate policies to maximize returns while maintaining appropriate liquidity for our operating requirements.
This section discusses the most important factors affecting our liquidity and capital resources, including:

•	Liquidity requirements

•	Estimated maintenance and replacement capital expenditures

•	Analysis of cash flows for the years ending December 31, 2019, 2018 and 2017

•	Borrowing activities

•	Restrictive covenants

•	Derivative instruments and hedging activities.
Liquidity Requirements
Our primary short-term liquidity requirements relate to servicing our debt, funding working capital requirements, paying for capital expenditures on drilling unit upgrades and major maintenance. Our main sources of liquidity include cash deposits and contract and other revenues. As of December 31, 2019, we had cash and cash equivalents of $560.0 million, compared to $841.6 million as of December 31, 2018.

Short-term outlook and substantial doubt over going concern
The financial information in this report has been prepared on the basis that we will continue as a going concern, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due. Therefore, financial information in this report does not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.
As at December 31, 2019 we had a total debt outstanding of $2,892.1 million under our credit facilities, of which $2,578.8 million matures in the first quarter of 2021. Our current projections indicate that we will not have access to enough cash from operating sources to meet the debt obligation coming due in 2021 and we are currently involved in discussions with our lenders to refinance or extend this obligation prior to its expiration date. However, there is no assurance that we will be able to refinance or extend the obligation or, if we were able to refinance or extend the obligation, that the terms of such refinancing would be as favorable as the terms of our existing facility. Until this refinancing is completed, this condition gives rise to a substantial doubt over our ability to continue as a going concern for at least one year from the issuance date of these financial statements.
We have not yet reached an agreement with our lenders on any refinancing or extension of obligations. The Company may determine that it is in its best interests to pursue a deleveraging of our capital structure, which may be accomplished on an out-of-court or in-court basis, in which case our existing common unitholders could experience a substantial dilution in their voting and economic interests in the Company or may receive minimal or no recovery for their existing common units.
Long-term outlook
Our long-term liquidity requirements include the repayment of long-term debt balances and maintaining our fleet of drilling units. Generally, our long-term sources of funds will be a combination of borrowings from commercial banks, cash generated from operations and capital market debt and equity financing.
Restrictions on distributions
Our cash distribution policy is described in ITEM 8A Financial Information.
In addition, in February 2018, we completed an amendment to the terms of our Term Loan B ("TLB"). In connection with the waiver, we agreed that our quarterly distributions would not exceed 10 cents per common unit unless the Consolidated net leverage ratio is below 4x during 2018 and below 5x thereafter. Please read Note 12 - "Debt" to the Consolidated Financial Statements for further details.
Estimated Maintenance and Replacement Capital Reserves
In determining the amount of cash available for distribution, the Board determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures, we are required to make to maintain our fleet, our current annual estimated maintenance and replacement capital reserves are $238 million per year, which is comprised of $75 million for long term maintenance and society classification surveys and $163 million, including financing costs, for replacing our existing drilling units at the end of their useful lives.
The estimate for future rig replacement is based on assumptions regarding the remaining useful life of our drilling units, a net investment rate applied on reserves, replacement values of our existing rigs based on current market conditions, and the residual value of the rigs. The actual cost of replacing the drilling units in our fleet will depend on a number of factors, including prevailing market conditions, drilling contract operating dayrates and the availability and cost of financing at the time of replacement. Our operating agreement requires the Board to deduct from the Company's operating surplus each quarter estimated maintenance and replacement capital reserves, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as society classification surveys and rig replacement. The Board, with the approval of the conflicts committee, may determine that one or more of the assumptions should be revised, which could cause the Board to increase the amount of estimated maintenance and replacement capital reserves. As our fleet matures, estimated long-term maintenance reserves will likely increase.

Analysis of Cash Flows for the years ending December 31, 2019, 2018 and 2017
The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

(US$ in millions)	Year Ended December 31,
	2019	2018	2017
Net cash (used in) / provided by operating activities	(26.0)	434.1	476.2
Net cash used in investing activities	(29.7)	(23.4)	(11.1)
Net cash used in financing activities	(225.9)	(416.7)	(384.9)
Effect of exchange rate changes on cash	—	(1.0)	0.8
Net (decrease) / increase in cash and cash equivalents	(281.6)	(7.0)	81.0
Cash and cash equivalents at beginning of period	841.6	848.6	767.6
Cash and cash equivalents at end of period	560.0	841.6	848.6
Net Cash (Used in)/ Provided by Operating Activities
Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development. This has negatively affected our revenues, profitability and operating cash flows. During the year ended December 31, 2019 cash used in operating activities was $26 million. Following the completion of the West Capricorn, T-15 and T-16 legacy contracts, revenue from our operating units were lower and in addition we settled overdue related party trade balances leading to a cash outflow from operating activities in the period.
Net cash provided by operating activities was $434.1 million and $476.2 million for the years ended December 31, 2018 and December 31, 2017 respectively. The decrease of $42.1 million was primarily due to lower revenue from our operating units, mainly related to the completion of a legacy contract for the West Polaris, offset by a cash inflow from the settlement of the West Leo litigation (see note 17 to the accompanying financial statements for further detail on this litigation settlement).
Net Cash Used in Investing Activities
Net cash used in investing activities was $29.7 million for the year ended December 31, 2019 primarily related to capital expenditures on the West Aquarius, West Vela, and West Polaris.
Net cash used in investing activities was $23.4 million for the year ended December 31, 2018, primarily related to a managed pressure drilling system for the West Capricorn and upgrades to the blow out preventer for the West Auriga and West Aquarius.
Net cash used in investing activities was $11.1 million for the year ended December 31, 2017. This was related to capital expenditures of $67 million primarily related to managed pressure drilling systems for the West Capella, West Capricorn and West Auriga. These were partially offset by the repayment of a $39 million related party loan from Seadrill and proceeds from the sale of a managed pressure drilling system to Seadrill for $16 million.
Net Cash Used in Financing Activities
Net cash used in financing activities was $225.9 million for the year ended December 31, 2019. This was due to external debt repayments of $193 million, payments of deferred and contingent consideration of $30 million and cash distributions of $3 million.
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
Net Decrease in Cash and Cash Equivalents
As a result of the above, cash and cash equivalents decreased by $281.6 million in 2019, decreased by $7.0 million in 2018, and increased by $81.0 million in 2017.

Borrowing Activities
The below table summarizes the status of our borrowing facilities at December 31, 2019 and December 31, 2018.

Facility	Collateral Vessels	Maturity	Principal outstanding at Dec 31, 2019 ($millions)	Principal outstanding at Dec 31, 2018 ($millions)	Debt repayments in 2019 ($millions)	Debt repayments in 2018 ($millions)
External facilities
Term loan B	See below (1)	Feb-2021	2,607.6	2,636.4	28.8	150.5
$100m RCF	See below (1)	Feb-2019	—	50.0	50.0	—
West Vela facility	West Vela	Oct-2020	151.0	191.3	40.3	64.0
West Polaris	West Polaris	Jul-2020	114.9	150.8	35.9	54.8
Tender Rig facility	T-15 & T-16	Apr-2020	18.6	56.2	37.6	27.1
			2,892.1	3,084.7	192.6	296.4
Related party debt
West Vencedor facility	West Vencedor	Jun-2018	—	—	—	24.7
			—	—	—	24.7

Total			2,892.1	3,084.7	192.6	321.1
(1) The collateral vessels for the Term Loan B are the West Sirius, West Aquarius, West Capricorn, West Leo, West Capella, West Auriga and West Vencedor.
Key changes to borrowing facilities from January 1, 2018 to December 31, 2019
In February 2018, we completed an amendment to the terms of our Term Loan B ("TLB"). Under this amendment our lenders agreed to waive a leverage covenant until maturity. In return we agreed to certain amendments including, but not limited to, a 3% increase in applicable margin, a par prepayment contingent on the successful outcome of ongoing litigation (see below), addition of the West Vencedor as collateral and certain amendments relating to cash movements outside the TLB collateral group. Please read Note 12 - "Debt" to the Consolidated Financial Statements included in this annual report for further details.
The Tender Rig facility includes a "satisfactory drilling contract" covenant. As a consequence of the T-16 and T-15 not having a satisfactory drilling contract for a period of time, the facility comes due on a pro rata basis. $20.0 million of the outstanding bank debt relating to the T-16 was repaid in November 2019. The remaining $2.7 million and $15.9 million balloon payment relating to the T-15 was repaid in March and April 2020 respectively.
Debt repayments by year
The outstanding debt as of December 31, 2019 is repayable as follows:

(In US$ millions)	December 31, 2019
2020	313.3
2021	2,578.8
Total external debt	2,892.1
Debt issuance costs
In our Consolidated Balance Sheets we present debt balances net of debt issuance costs. This is set out in the below table:

	Outstanding debt as of December 31, 2019
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Debt due within twelve months	313.3	(11.9)	301.4
Long-term external debt	2,578.8	(2.0)	2,576.8
Total interest bearing debt	2,892.1	(13.9)	2,878.2

	Outstanding debt as of December 31, 2018
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Current portion of long-term external debt	175.1	(12.2)	162.9
Long-term external debt	2,909.6	(13.4)	2,896.2
Total interest bearing debt	3,084.7	(25.6)	3,059.1
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
We were not in breach of applicable covenants as of December 31, 2019. Please read Note 12 - "Debt" to the Consolidated Financial Statements included in this annual report for further details.

Solely as a result of our commencing negotiations with our creditors, we have reached agreement with certain lenders to limit our access to certain cash collateral accounts to funding related to operations, capital expenditures and debt service. We are engaged in discussions with such lenders regarding the cash collateral accounts and do not expect any interruption to our operations or a material adverse effect on our liquidity.

Derivative Instruments and Hedging Activities
We may use financial instruments to reduce the risk associated with fluctuations in interest and foreign exchange rates. Our use of these instruments is described below.
Interest rate risk
We use interest rate swaps to reduce the risk associated with fluctuations in interest rates. None of our interest rate swaps have been designated as hedging instruments. Therefore, changes in their fair value are taken to income each period. We classify the gain or loss on interest rate swaps within the line item "(Loss)/gain on derivative financial instruments" in the Consolidated Statement of Operations.
Total realized and unrealized losses on interest-rate swap agreements amounted to $27.7 million for the year ended December 31, 2019 (December 31, 2018: gains of $24.9 million).
As of December 31, 2019, our interest rate swap contracts had a combined outstanding principal amount of $2,735.8 million (December 31, 2018: $2,764.9 million), swapping LIBOR for an average fixed rate of 2.49% per annum.
As of December 31, 2019, our net exposure to short term fluctuations in interest rates on our outstanding debt was $156.3 million (December 31, 2018: $319.8 million), based on total net interest bearing debt of $2,892.1 million (December 31, 2018: $3,084.7 million), less the $2,735.8 million (December 31, 2018: $2,764.9 million) outstanding balance of fixed interest rate swaps.
Foreign currency risk
Our cash and cash equivalents are held primarily in U.S. Dollars with minor balances held in other currencies. Our revenue and costs are primarily denominated in U.S. Dollars although a proportion of our vessel and rig operating expenses and a small amount of revenue are denominated in other currencies. The main currencies in which we have foreign currency exposures are, Canadian Dollars, Thai Baht, Nigerian Naira and Malaysian Ringgit.
We do not currently use derivative instruments to manage currency risk. However, depending on the level of our currency exposure, we may do so in the future.

C.     Research and Development, Patents and Licenses
We do not undertake any significant research and development activities.
D.     Trend Information
The below table show the average oil price over the period 2015 to 2019. The Brent oil price at May 29, 2020 was $35.

	2015	2016	2017	2018	2019
Average Brent oil price	$54	$45	$55	$71	$64
Although we saw a stabilization in the oil and gas market in 2019, recent developments have created significant uncertainty on the industry’s trajectory for 2020. The global impacts surrounding the COVID-19 outbreak are rapidly evolving. In addition, recent actions by certain members of OPEC and its partners have resulted in a substantial decline in the price of Brent oil, with a low of $19 per barrel on April 21, 2020. We expect this volatility to continue and if the price of oil declines further and/or remains at a low price for an extended period there could be adverse effects on our business, financial condition, and results of operations.

The below table shows the global number of rigs on contract and marketed utilization at December 31, 2019 and for each of the four preceding years.

	2015	2016	2017	2018	2019
Contracted rigs
Harsh environment floater	45	35	30	31	35
Benign environment floater	196	139	120	116	119
Tender	22	20	16	14	14
Marketed utilization
Harsh environment floater	93%	81%	83%	85%	87%
Benign environment floater	83%	71%	71%	73%	77%
Tender	66%	66%	60%	62%	65%
Floater
During 2019, overall floater demand improved while supply continued to decline which improved utilization and pricing. The harsh environment trended ahead of the overall floater market due to the barriers to additional supply entering this market relative to demand. There was still excess supply of benign environment units which slowed the recovery in this market relative to the overall floater market. However, we saw pockets of strength for high-end ultra deepwater drillships with marketed utilization trending ahead of semi-submersibles.
Tender rigs
The tender rig market is less fragmented and more localized than the floater market. Activity is focused primarily in South-east Asia and West Africa. While the overall utilization is low in comparison to other segments it is less indicative of pricing trends with fewer competitors in the market. Tender barge pricing is typically driven by trends in the South-East Asia benign jackup market.

E.     Off-Balance Sheet Arrangements
We had no off-balance sheet arrangements as of December 31, 2019 or 2018, other than operating lease obligations and other commitments in the ordinary course of business that it is contractually obligated to fulfill with cash under certain circumstances. Refer to Note 17 - "Commitments and contingencies" to the Consolidated Financial Statements included in this annual report.
F.     Tabular Disclosure of Contractual Obligations
The following table summarizes our long-term contractual obligations as of December 31, 2019:

	Payments Due by Period
(In US$ millions)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt obligations (1)	2,892.1	313.3	2,578.8	—	—
Deferred consideration payable (2)	31.5	31.5	—	—	—
Total	2,923.6	344.8	2,578.8	—	—

(1)	Debt principal repayments, excluding interest on debt.

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

In addition to the above, we have recognized liabilities for uncertain tax positions including interest and penalties of $44.2 million at December 31, 2019.

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

Name	Position
Anthony R. Horton	Director and Conflicts Committee Member
Andrew Cumming	Director, Compensation Committee and Conflicts Committee Member
Gunnar Winther Eliassen	Director
John Darlington	Director, Audit Committee and Conflicts Committee Member
John T. Roche	Director, Chief Executive Officer and Chief Financial Officer
Keith MacDonald	Director, Audit Committee, Compensation Committee and Conflicts Committee Member
Leif Nelson	Director and Compensation Committee Member
Certain biographical information about each of our directors and executive officers is set forth below.
Anthony R. Horton was appointed to the board of directors by the elected directors in January 2020 as an elected director. Mr. Horton also serves on the Company's conflicts committee. Mr. Horton is a senior executive with more than 20 years of experience in the energy industry, most recently as Chief Financial Officer of Energy Future Holdings. Currently, Mr. Horton chairs and serves as a director of Toro Private Holdings III, Ltd, Miroposa Intermediate Holdings, LLC, NanoLumens, LLC, Frontera Holdings, LLC, Arena Energy GP, LLC and has a strong track record in capital markets, operations, mergers and acquisitions.
Andrew Cumming was originally appointed to the board of directors by the elected directors in June 2015 and was elected by the unitholders in September 2016. Mr. Cumming also serves on the Company's compensation and conflicts committees. Mr. Cumming has almost 40 years of experience in banking and risk management. Prior to his retirement in 2014, Mr. Cumming spent 17 years of his career in a variety of positions at Lloyds Bank, including seven years as Chief Credit Officer, Commercial Banking Division and membership of Group Risk and Commercial Banking Executive Committees. He is a graduate of the University of London and a Fellow of the Chartered Institute of Bankers Scotland. Mr. Cumming also currently acts as a director of a mortgage company, Bluestone Holdings Group, a private equity company, Lloyds Development Capital and a publishing company, The Quarto Group Inc.
Gunnar Winther Eliassen was appointed to the board of directors by the Seadrill Member in February 2020. Mr Eliassen has been employed by Seatankers Consultancy Services since January 2016. Mr Eliassen also serves as a Director of Seadrill, Golden Close Maritime Corp. Ltd. and Quintana Energy Services Inc. Prior to joining Seatankers, Mr. Eliassen was a Partner at Pareto Securities in New York and Oslo. Mr. Eliassen obtained an MBA in Finance from the Norwegian School of Economics.
John Darlington was originally appointed to the board of directors by the Seadrill Member in December 2018 and was appointed by the elected directors in January 2020 as an elected director. Mr. Darlington also serves on the Company's audit and conflicts committees. Mr. Darlington's previous experience includes serving as a Partner of KPMG from 2006 to 2013. He was Executive Chairman of Linpac Group Holdings Ltd. (2010-2012), a multinational packaging group, and Executive Chairman of Sunseeker International Ltd. (2009-2010), the luxury yacht manufacturer. He has significance experience of stakeholder management, public relations and acquisitions and disposals.
John T. Roche was appointed to the board of directors by the Seadrill Member in June 2019 and has served as the Chief Executive Officer since June 2019 and Chief Financial Officer since March 2020. Mr. Roche was formerly Chief Financial Officer of the Company from June 2015 to June 2019. From 2013 to March 2020, Mr. Roche served as Vice President of Corporate Finance and Investor Relations for Seadrill. Prior to joining Seadrill in May 2013, Mr. Roche spent 12 years at Morgan Stanley, most recently as an Executive Director in its Investment Banking Division and is a Chartered Financial Analyst.
Keith MacDonald was originally appointed to the board of directors by the Seadrill Member in October 2014 and was elected by the unitholders in September 2016. Mr. MacDonald also serves on the Company's audit, compensation and conflicts committees. Mr. MacDonald has over 30 years of experience in asset finance as an adviser, banker and independent board director. From 2009 to 2013 he was Global Head of Structured Corporate Finance for Lloyds Banking Group which included the Shipping and other asset finance operations of the Bank. Prior to Lloyds he held senior roles for Citibank from 1990 to 2006 culminating in being Asia-Pacific Head of Structured Corporate Finance based in Hong Kong and was extensively involved in the Bank's ship finance activities for the Asian market. From 2006 to 2009 he was a Founding Partner of Manresa Partners, a London-based Corporate Finance boutique that specialized in cross-border asset financing. Mr. MacDonald currently acts as an adviser to a number of companies and financial institutions. He is also an Independent Director of three aircraft finance entities and is a Non-Executive Director of First Derivatives plc, a FinTech company listed in London and Dublin. He is a graduate of the National University of Ireland, a Fellow of the Institute of Chartered Accountants in Ireland and a Chartered Director.

Leif Nelson was appointed to the board of directors by the Seadrill Member in June 2019. Since 2015, Mr. Nelson has served as Chief Operating Officer for Seadrill and has over 18 years' experience in the drilling industry. Prior to joining Seadrill, Mr. Nelson has held various operational roles for Transocean Ltd and sits on the Executive Committee of the International Association of Drilling Contractors. Mr. Nelson is a graduate of the Colorado School of Mines and holds a BSc in Petroleum Engineering. Mr. Nelson also sits on the board of the Well Control Institute.
Executive Officer
John T. Roche has served as Chief Executive Officer since June 2019 and Chief Financial Officer since March 2020. For further information on Mr. Roche, please refer to his biography within 'Directors' above. The individuals who are responsible for the Company's day-to-day management are subject to the direction of the Board. The business address for the Company's executive officer is 2nd Floor, Building 11, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom.

B.     Compensation
Executive Compensation
We are managed on a day to day basis by our executive officers. As set out in ITEM 6A, our current chief executive officer and chief financial officer is John Roche. Until June 2019, our chief executive officer was Mark Morris and from June 2019 to March 2020 our chief financial officer was Grant Creed. For the year-ended December 31, 2019, our executive officers were employees of Seadrill and provided services to us under the terms of the management and administrative services agreement. Please read Item 7 - "Major Unitholders and Related Party Transactions - Related Party Transactions - Management and Administrative Services Agreement" for further details on this agreement. For the year-ended December 31, 2019, we were charged $0.4 million by Seadrill for the services of our executive officers under this agreement.
Directors Appointed by Seadrill Member
Three of our Directors, Leif Nelson, Gunnar Winther Eliassen and John Roche, were appointed to the Board by the Seadrill Member. We pay these Directors for their service as Directors, and we reimburse out-of-pocket expenses incurred attending meetings of the Board or its committees.
For the year-ended December 31, 2019, Seadrill appointed Directors received aggregate compensation for services of $0.2 million. In addition, we reimbursed each of these Directors for out-of-pocket expenses incurred attending meetings of the Board or its committees.

Directors Elected by Common Unit Holders

Four of our Directors, John Darlington, Anthony Horton, Andrew Cumming and Keith MacDonald are elected members and are therefore subject to reappointment by rotation at the annual meeting of unitholders. We pay these Directors, and we reimbursed them for out-of-pocket expenses incurred attending meetings of the Board or its committees.

For the year-ended December 31, 2019, the Directors elected by common unitholders received aggregate compensation for services of $0.4 million.

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
Our current Board consists of seven members: Andrew Cumming, Anthony Horton, Gunnar Eliassen, John Darlington, Keith MacDonald, Leif Nelson and John Roche. The Board has determined that each of Mr. Darlington, Mr. Horton, Mr. Cumming and Mr. MacDonald satisfies the independence standards established by NYSE and Rule 10A-3 of the Exchange Act. Mr. Darlington was originally appointed by the Seadrill

Member and in January 2020 was reappointed to the board as an elected director to fill a casual vacancy. Mr. Horton, Mr. Cumming and Mr. MacDonald are subject to election by our common unitholders.
Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Mr. Darlington is designated as the Class I elected director and will serve until the annual meeting of unitholders in 2020. Mr. Horton is designated as the Class II elected director and will serve until the annual meeting of unitholders in 2021. Each of Mr. MacDonald and Mr. Cumming is designated as a Class III elected director and will serve until the annual meeting of unitholders in 2023.
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
Committees
We have an audit committee that, among other things, reviews our external financial reporting, engages external auditors and oversees its internal audit activities and procedures and the adequacy of its internal accounting controls. The audit committee is currently composed of two directors, Mr. Darlington and Mr. MacDonald. Mr. Darlington and Mr. MacDonald qualify as "audit committee experts" for purposes of SEC rules and regulations.
We also have a conflicts committee composed of four members of the Board. The conflicts committee is available at the Board's discretion to review specific matters that the Board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to Seadrill Partners. The members of the conflicts committee may not be officers or employees of Seadrill Partners or directors, officers or employees of Seadrill or its affiliates, and must meet the independence standards established by the NYSE to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to Seadrill Partners, approved by all of its members, and not a breach by its directors, Seadrill or its affiliates of any duties any of them may owe the Company or its unitholders. The current members of the conflicts committee are Mr. Horton, Mr. Cumming, Mr. Darlington and Mr. MacDonald.
In January 2020, the Board of Directors established a Compensation Committee among the members of the Board of Directors. The Compensation Committee comprises Mr. Cumming, Mr. MacDonald and Mr. Nelson. The Compensation Committee is responsible for establishing and reviewing the executive officer's compensation and benefits.
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

D.     Employees
For the year ended December 31, 2019, our executive officers provided their services pursuant to the management and administrative services agreement.
As of December 31, 2019, approximately 897 offshore staff served on our offshore drilling units and approximately 18 staff served onshore in technical, commercial and administrative roles in various countries. These staff are contracted by subsidiaries of Seadrill. Additionally, certain subsidiaries of Seadrill provide onshore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please read Item 7 - "Major Unitholders and Related Party Transactions - Related Party Transactions - Advisory, Technical and Administrative Services Agreements", and "Major Unitholders and Related Party Transactions - Related Party Transactions - Management and Administrative Services Agreement".
Some of our contracted labor from Seadrill are represented by collective bargaining agreements. Some of these agreements require the contribution of certain amounts to retirement and pension funds. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. We consider our and Seadrill's relationships with the various unions as stable.

E.     Unit Ownership
See Item 7 - "Major Unitholders and Related Party Transactions - Major Unitholders".

Item 7.         Major Unitholders and Related Party Transactions

A.     Major Unitholders
The following table sets forth the beneficial ownership of units of Seadrill Partners LLC owned by beneficial owners of 5% or more of the units known by the company, and by its directors and executive officers as of May 31, 2020:

Name of Beneficial Owner	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially Owned
	Number	Percent	Number	Percent
Seadrill Partners LLC Holdco Limited (1)	2,627,575	34.9%	1,654,335	100.0%	46.6%
Anthony Horton (Director)	—	—%	—	—%	—%
Andrew Cumming (Director)	—	—%	—	—%	—%
Gunnar Winther Eliassen (Director)	—	—%	—	—%	—%
John Darlington (Director)	—	—%	—	—%	—%
John Roche (Director)	—	—%	—	—%	—%
Keith MacDonald (Director)	*	*	—	—%	*
Leif Nelson (Director)	*	*	—	—%	*
 * Less than 1%.

(1)
Seadrill Partners LLC Holdco Limited is an intermediate holding company which is ultimately owned by Seadrill Limited. Seadrill's principal shareholder is Hemen Holdings Limited. Hemen Holding Limited, a Cyprus Holding Company, and other related companies which are collectively referred to herein as Hemen, the shares of which are held in trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 27,193,826 shares, or 27.2%, of the common stock of Seadrill, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen.

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
Additional disclosure of related party transactions for the years ended December 31, 2019, 2018, and 2017 are presented in Note 14 - "Related party transactions" to the Consolidated Financial Statements included in this annual report.
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

(9)	owning or operating a Five-Year Drilling Rig that Seadrill owned and operated as of October 24, 2012, and that was not included in the Company's initial fleet; or

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

Legal Proceedings
From time to time the Company is a party, as plaintiff or defendant, to lawsuits in various jurisdictions in the ordinary course of business or in connection with its acquisition or disposal activities. Our best estimate of the outcome of the various disputes has been reflected in these financial statements as of December 31, 2019.
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

Base erosion and anti-abuse tax (BEAT)
We continue to recognize income tax expense related to a provision of the 2017 US tax reform commonly referred to as BEAT. Three US drilling contracts include a change in legislation provision we believe makes the BEAT liability reimbursable. In September 2019 the Seadrill contracting parties commenced arbitration proceedings in New York for all three rigs to enforce these contractual obligations, with the final hearing scheduled for December 2020.
Other claims or legal proceedings
We are not aware of any other legal proceedings or claims that we expect to have, individually or in the aggregate, a material adverse effect on the Company.
Please also see Note 17 - "Commitments and contingencies" to the Consolidated Financial Statements in this annual report.

The Company's Cash Distribution Policy
The Company does not currently make a distribution to its unitholders.
The ability of the Company to make a distribution to unitholders in the future will depend on both (i) the future operating results and financial position of the Company and (ii) future decisions made by the Board of Directors. There is no guarantee that unitholders will receive distributions in the future.
Any future distributions would be subject to certain restrictions. These restrictions include, but are not limited to, the following:

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

•
The Company's ability to make cash distributions will be limited by restrictions on distributions under its financing agreements. In addition, the Company's financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions.

•
The Company will be required to make substantial capital expenditures to maintain its fleet. These expenditures may fluctuate significantly over time, particularly as drilling units near the end of their useful lives. In order to minimize these fluctuations, the Company is required to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that the Company would otherwise have available for distribution to the Company's unitholders.

•
The Company's ability to make distributions to unitholders depends on the performance of its controlled affiliates, including OPCO, and their ability to distribute cash to us. Our interests in OPCO represent the Company's only cash-generating assets. The ability of our controlled affiliates, including OPCO, to make distributions to the Company may be restricted by, among other things, the provisions of existing and future indebtedness, applicable limited partnership and limited liability company laws and other laws and regulations.

B.     Significant Changes
There have been no significant changes since the date of our Consolidated Financial Statements included in this report, other than as described in Note 20 - "Subsequent Events" thereto.

Item 9.         The Offer and Listing

A.     Offer and Listing Details
Seadrill Partners LLC is a limited liability company that was, prior to December 23, 2019, listed on the NYSE. It is now traded over-the-counter (OTCQB: SDLPF).

B.     Plan of distribution
Not applicable.

C.     Markets
Prior to December 23, 2019, our shares were listed on the NYSE. They are now traded over-the-counter under the trading symbol "SDLPF".

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
US Tax Reform
In December 2017, the U.S. enacted the Tax Cuts and Jobs Act (the "2017 Tax Act"), which includes a number of changes to existing U.S. tax laws effective 2018, including a base erosion and anti‑abuse tax ("BEAT"), limitations on the deductibility of interest and repeal of the domestic manufacturing deduction. See Note 6 – Taxation for further details of the impact for 2019.
Taxation of rig owning entities
A number of our drilling rigs are owned in tax-free jurisdictions such as Bermuda or the Cayman Islands. There is no taxation of the rig owners' income in these jurisdictions. The remaining drilling rigs are owned in jurisdictions with income taxation of the rig owners' income, being Hungary and Luxembourg. There may also be income tax in certain other jurisdictions where rigs are owned by or allocated to local branches. Some of our rigs are subject to Swiss tax under a special finance regime through December 31, 2021. As part of Swiss tax reform, the Swiss tax authorities may provide guidance for finance regime taxpayers in future periods that could have a material effect on our consolidated financial statements.
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

Distributions
Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by the Company with respect to the Company's common units generally will constitute dividends, to the extent of the Company's current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company's earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in its common units and, thereafter, as capital gain. U.S. Holders that are corporations generally will not be entitled to claim dividends received deductions with respect to distributions they receive from the Company because the Company is not a U.S. corporation. Dividends received with respect to the Company's common units generally will be treated as "passive category income" for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.
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
The Company has published on its website a copy of its IRS Form 8937 in connection with its distributions paid in the year ended December 31, 2019. There is no assurance that any dividends paid on the Company's common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on the Company's common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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
Based on the Company's current and projected method of operation, the Company believes that the Company was not a PFIC for its 2019 taxable year, and the Company expects that it will not be treated as a PFIC for the current or any future taxable year. The Company expects that more than 25% of its gross income for its 2019 taxable year arose and for each future year will arise from such drilling contracts or other income that the Company believes should not constitute passive income, and more than 50% of the average value of the Company's assets for each such year will be held for the production of such non-passive income. Assuming the composition of the Company's income and assets is consistent with these expectations, the Company believes that it should not be a PFIC for its 2019 taxable year or any future year.
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

Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election (an "Electing Holder"), then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of the Company's ordinary earnings and net capital gain, if any, for the Company's taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from the Company in that year. The Electing Holder's adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder's adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of the Company's common units. A U.S. Holder makes a QEF election with respect to any year that the Company is a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to the Company's expectations, the Company determines that the Company is treated as a PFIC for any taxable year, the Company will provide each U.S. Holder with the information necessary to make the QEF election described above.
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
The discussion that follows is based upon existing U.K. legislation and current H.M. Revenue & Customs practice as of June 15, 2020, both of which may change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences of unit ownership described below.
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
Interest rate swap agreements
As of December 31, 2019, we had interest rate swaps for a combined outstanding principal amount of $2,735.8 million, (December 31, 2018: $2,764.9 million) swapping floating rate for an average fixed rate of 2.49% per annum. The fair value of the interest rate swaps outstanding as of December 31, 2019 was a liability of $17.7 million (December 31, 2018: asset of $9.9 million). The collateral vessels under our TLB have been pledged as collateral against our interest rate swap liabilities. The interest rate swaps and TLB debt rank pari passu.
We record interest rate swaps on a net basis where netting is as allowed under International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreements. We classify the net asset or liability within other current assets or current liabilities. We have not designated any interest swaps as hedges and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under "(Loss)/gain on derivative financial instruments".
The total realized and unrealized loss recognized under "(Loss)/gain on derivative financial instruments" in the Consolidated Statement of Operations relating to interest rate swap agreements for 2019 was a loss of $27.7 million (2018: gain of $24.9 million, 2017: loss of $13.9 million).
Our interest rate swap agreements as of December 31, 2019, were as follows:

Maturity date	Outstanding principal as of December 31, 2019	Receive rate	Pay rate
	(In US$ millions)
February 21, 2021	2,735.8	3 month LIBOR	2.45% to 2.52%	(1) (2)
Total outstanding principal	2,735.8
(1) The outstanding principal of these amortizing swaps falls with each capital repayment of the underlying loans.
(2) The Company has a LIBOR floor of 1% whereby the Company receives 1% when LIBOR is below 1%.
As of December 31, 2019, $156.3 million of our debt was exposed to interest rate fluctuations, compared to $319.8 million as of December 31, 2018. An increase or decrease in short-term interest rates of 100 bps would thus increase or decrease, respectively, our interest expense by approximately $1.5 million on an annual basis as of December 31, 2019, as compared to $3.2 million in 2018.
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

Foreign currency risk
Our cash and cash equivalents are held primarily in U.S. Dollars with minor balances held in other currencies. Our revenue and costs are primarily denominated in U.S. Dollars although a proportion of our vessel and rig operating expenses and a small amount of revenue are denominated in other currencies. The main currencies in which we have foreign currency exposures are, Canadian Dollars, Thai Baht, Nigerian Naira and Malaysian Ringgit. There is a risk that currency fluctuations could have an adverse effect on the value of the Company's cash flows, but this would not be a material impact on our results.
Our foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as "Foreign exchange gain/(loss)"; and

•	the impact of fluctuations in exchange rates on the reported amounts of the Company's revenues and expenses which are denominated in foreign currencies.
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

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15.     Controls and Procedures
a)    Disclosure Controls and Procedures
Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 and Rule 15a-15 of the Exchange Act as of December 31, 2019. Based upon that evaluation, the Principal Executive Officer and the Principal Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the evaluation date.
b)    Management's Annual Report on Internal Controls over Financial Reporting
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
Our Management, with the participation of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the design and operation of our internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2019.

Management conducted the evaluation of the effectiveness of internal control over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), published in its report entitled Internal Control- Integrated Framework (2013). Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. Based on this assessment, Management concluded that, as of December 31, 2019, our internal control over financial reporting was effective.
c)     Attestation Report of the Registered Public Accounting Firm
The independent registered public accounting firm that audited the Consolidated Financial Statements, PricewaterhouseCoopers LLP, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2019, appearing under Item 18 and such report is incorporated herein by reference.
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

Item 16C.     Principal Accountant Fees and Services
Our principal accountant for the fiscal years ended December 31, 2019 and December 31, 2018 was PricewaterhouseCoopers LLP in the United Kingdom.
Fees Incurred by the Company for PricewaterhouseCoopers LLP's Services
The following table sets forth the fees related to audit and other services provided by the principal accountants and their affiliates:

	2019	2018
Audit Fees	$1,498,268	$688,285
Audit-Related Fees	—	—
Tax Fees	—	—
All other fees	$8,634	—
	$1,506,902	$688,285
Audit Fees
Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
Not applicable.
Tax Fees
Not applicable.
All Other Fees
All other fees include services other than audit fees, audit-related fees and taxation fees set forth above, primarily including assistance in the preparation of financial statements for subsidiaries.
Audit committee approvals
The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant for all periods in 2019.

Item 16D.     Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

Item 16F.     Change in Registrant's Certifying Accountant
Not applicable.

Item 16G.     Corporate Governance
Overview
Although in December 2019, the Company was delisted from the NYSE, we believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to the Company's unitholders. As an NYSE listed foreign private issuer, we were not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards, but we were required to state any significant differences between our governance practices and the practices required by the NYSE for U.S. companies. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.
Independence of Directors
The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is composed of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors composed of a majority of directors meeting the independence standards described in NYSE rules. However, the Board has determined that each of Mr. Darlington, Mr. Horton, Mr. Cumming and Mr. MacDonald satisfies the independence standards established by the NYSE, as applicable to us.
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
Compensation Committee
The NYSE requires that a listed U.S. company have a compensation committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. In January 2020, the Board of Directors established a Compensation Committee among the members of the Board of Directors. Prior to this date, and as permitted under Marshall Islands law and the Company's limited liability company agreement, we did not have a compensation committee.
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

Item 16H.     Mine Safety Disclosure
Not applicable.

PART III

Item 17.     Financial Statements
Not applicable.

Item 18.     Financial Statements
The following financial statements listed below and set forth beginning on Page F-1 together with the related report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, are filed as part of this annual report:

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

1.2.2*	Amendment No. 2 to the First Amended and Restated Operating Agreement of Seadrill Partners LLC, dated May 22, 2019
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

4.37.1*	Amendment to USD 420,000,000 Term Loan and Revolving Credit Facilities Agreement of Seadrill Polaris Ltd, as borrower, dated August 29, 2019
4.38
Third Amendment and Restated Agreement, dated 16 August 2017, relating to, among other things, the USD 483,333,333.34 Third Amended and Restated Senior Secured Credit Facility Agreement for Seadrill Vela Hungary Kft., as borrower (incorporated by reference to the Exhibit 10.2 of the registrants Report on Form 6-K, filed August 17, 2017).

4.38.1*	Amendment to US 483,333,333.34 Secured Credit Facilities Agreement of Seadrill Vela Hungary Kft, as borrower, dated August 29, 2019
4.39
China ECA Facility Framework Agreement, dated 16 August 2017, relating to, among other things, a new USD 119,100,000 Secured Credit Facility Agreement of Seadrill T-15 Ltd. and Seadrill T-16 Ltd., each as borrowers (incorporated by reference to the Exhibit 10.3 of the registrants Report on Form 6-K, filed August 17, 2017).

4.39.1*	Amendment to US 119,100,000 Secured Credit Facilities Agreement of Seadrill T-15 Ltd. and Seadrill T-16 Ltd., each as borrowers, dated August 29, 2019
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
*     Filed herewith.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Seadrill Partners LLC

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Seadrill Partners LLC and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, of changes in members’ capital and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company does not have access to sufficient cash from operating sources or other sources to meet its significant debt obligation maturing in the first quarter of 2021 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PricewaterhouseCoopers LLP
Uxbridge, United Kingdom
June 15, 2020

We have served as the Company's auditor since 2012.

SEADRILL PARTNERS LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2019, 2018 and 2017
(In US$ millions, except per unit data)

	Note		2019	2018	2017
Operating revenues
Contract revenues			686.5	797.5	1,007.7
Reimbursable revenues			20.7	31.2	17.7
Other revenues	7	*	42.8	209.5	103.0
Total operating revenues			750.0	1,038.2	1,128.4

Operating expenses
Vessel and rig operating expenses		*	(325.3)	(278.2)	(345.4)
Depreciation	11		(275.9)	(280.3)	(274.9)
Amortization of favorable contracts	10		(45.1)	(45.1)	(74.4)
Reimbursable expenses			(19.4)	(28.6)	(16.1)
Selling, general and administrative expenses		*	(34.4)	(45.8)	(44.8)
Total operating expenses			(700.1)	(678.0)	(755.6)

Other operating items
Loss on impairment of goodwill			—	(3.2)	—
Revaluation of contingent consideration			0.7	—	89.9
Gain on sale of assets			—	—	0.8
Total other operating items	8		0.7	(3.2)	90.7

Operating income			50.6	357.0	463.5

Financial items
Interest income			20.3	47.1	15.7
Interest expense		*	(262.5)	(263.7)	(179.1)
(Loss)/gain on derivative financial instruments	15	*	(27.7)	24.9	(13.9)
Currency exchange (loss)/gain			(2.6)	0.2	0.9
Other financial expenses			(1.4)	(4.8)	(11.5)
Total financial items			(273.9)	(196.3)	(187.9)

(Loss)/income before income taxes			(223.3)	160.7	275.6
Income tax benefit/(expense)	6		36.1	(86.7)	(40.3)
Net (loss)/income			(187.2)	74.0	235.3

Net (loss)/income attributable to the non-controlling interest			(94.3)	17.9	94.1
Net (loss)/income attributable to Seadrill Partners LLC owners			(92.9)	56.1	141.2

(Loss)/Earnings per unit (common and subordinated)
Common unitholders (U.S. dollar)			(10.12)	7.45	18.76
Subordinated unitholders (U.S. dollar)			(10.12)	—	—
* Includes transactions with related parties. Refer to Note 14 - "Related party transactions".
A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.
See accompanying notes that are an integral part of these Consolidated Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED BALANCE SHEETS
As at December 31, 2019 and 2018
(In US$ millions)

	Note	2019	2018
ASSETS
Current assets:
Cash and cash equivalents		560.0	841.6
Accounts receivables, net	9	146.7	150.9
Amount due from related party	14	6.9	6.4
Other current assets	10	119.5	110.6
Total current assets		833.1	1,109.5
Non-current assets:
Drilling units	11	4,840.8	5,005.6
Deferred tax assets	6	6.1	7.7
Other non-current assets	10	—	62.6
Total non-current assets		4,846.9	5,075.9
Total assets		5,680.0	6,185.4

LIABILITIES AND MEMBERS' CAPITAL
Current liabilities:
Debt due within twelve months	12	301.4	162.9
Trade accounts payable and accruals		17.4	25.7
Current portion of deferred and contingent consideration to related party	14	31.5	37.5
Related party payable	14	79.5	126.3
Other current liabilities	13	103.5	80.2
Total current liabilities		533.3	432.6
Non-current liabilities:
Long-term debt	12	2,576.8	2,896.2
Deferred and contingent consideration to related party	14	—	21.5
Deferred tax liability	6	2.0	0.4
Other non-current liabilities	13	44.2	120.5
Total non-current liabilities		2,623.0	3,038.6

Commitments and contingencies (see Note 17)
Equity
Members' Capital:
Common unitholders (issued 7,527,830 units as at December 31, 2019 and December 31, 2018)		1,146.8	1,224.8
Subordinated unitholders (issued 1,654,335 units as at December 31, 2019 and December 31, 2018)		88.2	104.9
Total members' capital		1,235.0	1,329.7
Non-controlling interest		1,288.7	1,384.5
Total equity		2,523.7	2,714.2
Total liabilities and equity		5,680.0	6,185.4
See accompanying notes that are an integral part of these Consolidated Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2019, 2018 and 2017
(In US$ millions)

	2019	2018	2017
Cash Flows from Operating Activities
Net (loss)/income	(187.2)	74.0	235.3
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	275.9	280.3	274.9
Amortization of deferred loan charges	11.7	12.4	12.6
Amortization of favorable contracts	45.1	45.1	74.4
Gain on disposal of PPE	—	—	(0.8)
Loss on impairment of goodwill	—	3.2	—
Unrealized loss/(gain) related to derivative financial instruments	27.6	(38.9)	(25.8)
Payment for long term maintenance	(81.4)	(91.6)	(54.9)
Gain on revaluation of contingent consideration	(0.7)	—	(89.9)
Deferred tax expense	3.2	0.7	4.6
Accretion of discount on deferred consideration	3.2	5.3	13.2

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	4.2	103.2	(1.6)
Prepaid expenses and accrued income	(2.0)	(3.6)	(4.0)
Trade accounts payable	(8.3)	(11.2)	1.9
Related party balances	(47.3)	(12.9)	16.1
Other assets	0.7	15.5	34.4
Other liabilities	(69.4)	56.5	(4.9)
Changes in deferred revenue	(1.3)	(3.4)	(9.7)
Other, net	—	(0.5)	0.4
Net cashflows from operating activities	(26.0)	434.1	476.2

Cash Flows from Investing Activities
Additions to drilling units	(29.7)	(23.4)	(66.7)
Proceeds from sale of assets	—	—	16.2
Payment received from loans granted to related parties	—	—	39.4
Net cashflows from investing activities	(29.7)	(23.4)	(11.1)

SEADRILL PARTNERS LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2019, 2018 and 2017
(In US$ millions)

	2019	2018	2017
Cash Flows from Financing Activities
Repayments of long term debt	(192.6)	(296.4)	(215.0)
Debt fees paid	—	—	(3.8)
Repayments of related party debt	—	(24.7)	(66.0)
Contingent consideration paid	(30.0)	(34.0)	(40.0)
Cash distributions	(3.3)	(55.4)	(60.1)
Repayment of shareholder loan	—	(6.2)	—
Net cashflows from financing activities	(225.9)	(416.7)	(384.9)

Effect of exchange rate changes on cash	—	(1.0)	0.8

Net (decrease) / increase in cash and cash equivalents	(281.6)	(7.0)	81.0
Cash and cash equivalents at beginning of the year	841.6	848.6	767.6
Cash and cash equivalents at the end of year	560.0	841.6	848.6

Supplementary disclosure of cash flow information
Interest and other financial items paid	247.6	261.3	200.3
Taxes paid	50.1	24.9	42.9
See accompanying notes that are an integral part of these Consolidated Financial Statements.

SEADRILL PARTNERS LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS'
CAPITAL
for the years ended December 31, 2019, 2018 and 2017
(In US$ millions)

	Members' Capital
	Common Units	Subordinated Units	Total Before Non- Controlling interest	Non- controlling Interest	Total Equity
Consolidated balance at December 31, 2016	1,123.2	69.4	1,192.6	1,343.2	2,535.8
Net income	115.8	25.4	141.2	94.1	235.3
Cash distributions	(30.1)	—	(30.1)	(30.0)	(60.1)
Other distributions	—	—	—	(9.2)	(9.2)
Consolidated balance at December 31, 2017	1,208.9	94.8	1,303.7	1,398.1	2,701.8
Net income	46.0	10.1	56.1	17.9	74.0
Cash distributions	(30.1)	—	(30.1)	(25.3)	(55.4)
Repayment of shareholder loan	—	—	—	(6.2)	(6.2)
Consolidated balance at December 31, 2018	1,224.8	104.9	1,329.7	1,384.5	2,714.2
Net loss	(76.2)	(16.7)	(92.9)	(94.3)	(187.2)
Cash distributions	(1.8)	—	(1.8)	(1.5)	(3.3)
Consolidated balance at December 31, 2019	1,146.8	88.2	1,235.0	1,288.7	2,523.7
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
In connection with the IPO we issued to Seadrill Member LLC, a wholly owned subsidiary of Seadrill, the Seadrill Member interest, which is a non-economic limited liability company interest in the Company, and all of the Company's incentive distribution rights, which entitle the Seadrill Member to increasing percentages of the cash the Company can distribute in excess of $4.4560 per unit, per quarter.
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
As of December 31, 2019 and 2018, Seadrill owned 34.9% of the Company's common units and all of its subordinated units (which together represent 46.6% of the outstanding limited liability company interests) as well as Seadrill Member LLC, which owns a non-economic interest in the Company and all of its incentive distribution rights.
As of January 2, 2014, the date of the Company's first annual general meeting, Seadrill ceased to control the Company as defined under GAAP and, therefore, Seadrill Partners and Seadrill are no longer deemed to be entities under common control.
As of December 11, 2019, the NYSE filed a Form 25 with the SEC in connection with the delisting and deregistration of our common units. Delisting of our common units from the NYSE became effective 10 days after the filing date of the Form 25. The Form 25 was filed as part of delisting procedures resulting from the company's low market capitalization, as we previously announced on September 6, 2019. Our common units currently trade on the over-the-counter market ("OTC") under the ticker symbol "SDLPF".
Basis of presentation
The financial statements are presented in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The amounts are presented in United States dollar (U.S. dollar) rounded to the nearest hundred thousand, unless otherwise stated.
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
As at December 31, 2019 we had total debt outstanding of $2,892.1 million under our credit facilities, of which $2,578.8 million matures in the first quarter of 2021. Our current projections indicate that we will not have access to enough cash from operating sources to meet the debt obligation coming due in 2021 and we are currently involved in discussions with our lenders to refinance or extend this obligation prior to its expiration date. However, there is no assurance that we will be able to refinance or extend the obligation or, if we were able to refinance or extend the obligation, that the terms of such refinancing would be as favorable as the terms of our existing facility. Until this refinancing is completed, this condition gives rise to a substantial doubt over our ability to continue as a going concern for at least one year from the issuance date of these financial statements.
We have not yet reached an agreement with our lenders on any refinancing or extension of obligations. The Company may determine that it is in its best interests to pursue a deleveraging of our capital structure, which may be accomplished on an out-of-court basis or in-court basis, in which case, our existing common unitholders could experience a substantial dilution in their voting and economic interests in the Company or may receive minimal or no recovery for their existing common units.

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
Transactions in foreign currencies are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency assets and liabilities are translated using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the Consolidated Statements of Operations.
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
Related party revenues - Related party revenues relate to onshore support and offshore personnel provided to Seadrill.
Early termination fees - Other revenues also include amounts recognized as early termination fees under drilling contracts which have been terminated prior to the contract end date. Contract termination fees are recognized at the point our performance obligations under the drilling contract have been satisfied and when any material contingencies or uncertainties are resolved. Refer to Note 14 - ''Related party transactions''.
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
Current and non-current classification
Generally, assets and liabilities (excluding deferred taxes) are classified as current assets and liabilities respectively, if their maturity is within one year of the balance sheet date. In addition, we classify any derivative financial instruments whose fair value is a net liability as current.
Generally, assets and liabilities are classified as non-current assets and liabilities respectively, if their maturity is beyond one year of the balance sheet date. In addition, we classify loan fees based on the classification of the associated debt principal and we classify any derivative financial instruments whose fair value is a net asset as non-current.
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
Drilling units
Rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated residual value is taken to be offset by any decommissioning costs that may be incurred. The estimated economic useful life of our floaters and, jack-up rigs, when new, is 30 years. The direct and incremental costs of significant capital projects, such as rig upgrades and reactivation projects, are capitalized and depreciated in accordance with the nature of the investment.
Significant investments that are deemed to increase an asset's value for its remaining useful life are capitalized and depreciated over the remaining life of the asset. Refer to Note 11 - ''Drilling rigs''.

Impairment of long-lived assets
We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We first assess recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposal. If the undiscounted future net cash flows are less than the carrying value of the asset, we then compare the carrying value of the asset with the discounted future net cash flows, using relevant WACC to determine an impairment loss to be recognized during the period. The impairment loss to be recognized during the period, will be the amount which the carrying value of the asset exceeds the discounted future net cash flows.
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

Note 3 - Recent accounting standards
We adopted the following ASUs in the year, none of which had any impact on our Consolidated Financial Statements and related disclosures:

•	ASU 2018-07 Compensation - Stock compensation (Topic 718)

•	ASU 2018-16 Derivatives and Hedging (Topic 815)

•	ASU 2016-02 Leases (Topic 842) (also 2018-01, 2018-10, 2018-11. 2018-20, 2019-01, 2019-10)

2) Recently issued accounting standards
We have kept abreast of recently issued ASUs by the FASB that we have not yet adopted but which could affect our Consolidated Financial Statements and related disclosures in future periods:
a) ASU 2016-13 - Financial Instruments - Measurement of Credit Losses (Also 2019-04, 2019-05, 2019-10 & 2019-11)
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach to estimate expected lifetime credit losses (CECL model) on financial assets ranging from short term trade accounts receivable to long-term financings and modifies the impairment model for available-for-sale debt securities. In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which provides additional guidance on the accounting for credit losses. In May 2019, the FASB issued ASU 2019-05, Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief, which provides transition guidance for entities to elect the fair value option of certain financial instruments. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted only from January 1, 2019. Entities are required to apply the standard's provisions as a cumulative-effect adjustment to retained earnings as at the beginning of the first reporting period in which the guidance is adopted.
Financial assets held by us subject to evaluation under the CECL model include our external and related party trade receivables. Our external customers are international oil companies, national oil companies and large independent oil companies with high credit standing and with whom we have had a low incidence of bad debt expense. We estimate that the adoption of this standard will have an immaterial impact on our financial statements. The need for an allowance will be reassessed quarterly with any adjustment to the reserve recorded as credit loss expense in the Consolidated Statement of Operations.
b) ASU 2018-13 Fair Value Measurement - Changes to the Disclosure Requirements for Fair Value Measurement
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The update is intended to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the US GAAP information requirements that are most important to users of an entity's financial statements. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. We are in the process of evaluating the impact of this standard update on our Consolidated Financial Statements and related disclosures.
c) ASU 2019-12 Income Taxes (Topic 740) - Simplifying the accounting for income taxes
In December 2019, the FASB issued ASU 2019-12. The amendments in this update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The guidance will be effective for annual and interim periods beginning after December 15, 2020, with early adoption permitted. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.
d) Other accounting standard updates issued by the FASB
As of May 21, 2020, the FASB have issued the following further updates not included above. We do not currently expect any of these updates to affect our Consolidated Financial Statements and related disclosures either on transition or in future periods.
ASU 2018-14 Compensation - Changes to the Disclosure Requirements for Defined Benefit Plans
ASU 2018-15 Intangibles
ASU 2018-17 Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities
ASU 2019-08 Compensation - Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606)
ASU 2019-12 Income Taxes (Topic 740) - Simplifying the accounting for income taxes
ASU 2020-01 Investments—Equity Securities (Topic 321), Investments— Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) Clarifying the Interactions between Topic 321, Topic 323, and Topic 815
ASU 2020-02 Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842)
ASU 2020-03 Codification Improvements to Financial Instruments
ASU 2020-04 Reference Rate Reform (Topic 848)

Note 4 – Segment information
Operating segment
We regard our fleet as one single operating segment. The Chief Operating Decision Maker, which is the Board of Directors, review performance at this level as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.

A breakdown of our revenues by customer for the years ended December 31, 2019, 2018 and 2017 is as follows:

	2019	2018	2017
BP	67.6%	68.0%	56.8%
ExxonMobil	11.0%	0.3%	22.2%
Petronas	9.9%	—%	—%
Chevron	7.2%	8.5%	7.9%
Tullow	—%	19.8%	—%
Hibernia	—%	—%	6.4%
Other	4.3%	3.4%	6.7%
Total	100%	100%	100%
Geographic Data
Revenues are attributed to geographical areas based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the revenues for the years ended December 31, 2019, 2018 and 2017 and fixed assets as of December 31, 2019 and 2018 by geographic area:
Revenues

(In US$ millions)	2019	2018	2017
United States	539.1	618.1	638.0
Canada	60.9	85.3	87.1
Thailand	53.8	88.7	89.2
Malaysia	40.1	—	—
Gabon	21.2	—	—
Myanmar	17.8	—	—
Indonesia	—	8.9	37.3
Ghana	—	205.5	0
Angola	—	1.3	152.5
Equatorial Guinea	—	0.9	48.1
Nigeria	0.7	—	39.5
Other	16.4	29.5	36.7
Total	750.0	1,038.2	1,128.4
Fixed Assets—Drilling Units (1)

(In US$ millions)	2019	2018
United States	2,561.7	2,647.1
Malaysia	607.1	640.0
Namibia	502.5	—
Norway	499.2	—
Canada	451.7	439.7
Thailand	109.8	228.7
Singapore	108.8	—
Spain	—	1,050.1
Total	4,840.8	5,005.6

(1)
The fixed assets referred to in the table above include the eleven drilling units at December 31, 2019 and December 31, 2018. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

Note 5 – Revenue from contracts with customers
The following table provides information about receivables and contract liabilities from our contracts with customers:

(In US$ millions)	2019	2018
Accounts receivable, net	146.7	150.9
Current contract liabilities (deferred revenues) (1)	3.0	4.0
Non-current contract liabilities (deferred revenues) (1)	—	2.4
(1)  Current contract liabilities balances are included in "Other current liabilities" in our Consolidated Balance Sheets as of December 31, 2019.
Significant changes in the contract liabilities balances during the year ended December 31, 2019 are as follows:

(In US$ millions)	2019	2018
Contract liabilities at start of period	6.4	9.4
Decrease due to amortization of revenue that was included in the beginning contract liability balance	(9.3)	(4.6)
Increase due to cash received, excluding amounts recognized as revenue	5.9	1.6
Contract liabilities at end of period	3.0	6.4
The deferred revenues balance of $3 million reported in "Other current liabilities" at December 31, 2019 is expected to be realized within the next twelve months.

Note 6 – Taxation
Income taxes consist of the following:

(In US$ millions)	2019	2018	2017
Current tax (benefit) / expense:
U.K.	—	(0.3)	(4.5)
Foreign	(39.3)	86.3	40.4
Total current tax (benefit) / expense	(39.3)	86.0	35.9
Deferred tax (benefit) / expense:
U.K.	—	—	—
Foreign	3.2	0.7	4.4
Total income tax (benefit) / expense	(36.1)	86.7	40.3
Seadrill Partners LLC is tax resident in the U.K. The Company's controlled affiliates operate and earn income in several countries and are subject to the laws of taxation within those countries. Currently some of the Company's controlled affiliates formed in the Marshall Islands along with all those incorporated in the U.K. (none of whom presently own or operate rigs) are resident in the U.K. and are subject to U.K. tax. Subject to changes in the jurisdictions in which the Company's drilling units operate and/or are owned, differences in levels of income and changes in tax laws, the Company's effective income tax rate may vary substantially from one reporting period to another. The Company's effective income tax rate for each of the years ended on December 31, 2019, 2018 and 2017 differs from the U.K. statutory income tax rate as follows:

	2019	2018	2017
U.K. statutory income tax rate	19.0%	19.0%	19.3%
Non-U.K. taxes	(2.8)%	35.0%	(4.7)%
Effective income tax rate	16.2%	54.0%	14.6%
Deferred Income Taxes
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

Our deferred tax assets consist of the following:

(In US$ millions)	2019	2018
Provisions	0.6	11.0
Net operating losses carry forward	77.5	64.4
Interest carry forward	29.6	16.7
Other	5.3	5.7
Gross deferred tax assets	113.0	97.8
Valuation allowance	(107.1)	(90.1)
Deferred tax asset, net of valuation allowance	5.9	7.7
Our deferred tax liabilities consist of the following:

(In US$ millions)	2019	2018
Property, plant and equipment	0.1	0.1
Unremitted earnings of subsidiaries	1.7	0.3
Gross deferred tax liabilities	1.8	0.4

Net deferred tax asset	4.1	7.3
As of December 31, 2019, deferred tax assets related to net operating loss ("NOL") carryforwards were $77.5 million, which can be used to offset future taxable income. NOL carryforwards which were generated in various jurisdictions, include $48.6 million which will not expire and $29.0 million that will expire between 2022 and 2036 if not utilized. We establish a valuation allowance for deferred tax assets when it is more-likely-than-not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near-term if our estimates of future taxable income change. Our valuation allowance consists of $77.5 million on NOL carryforward and $29.6 million on interest carryforward.
Uncertain tax positions
As of December 31, 2019, the Company had a total amount of unrecognized tax benefit of $40.2 million (December 31, 2018: $101.6 million), excluding of interest and penalties included in "Other non-current liabilities" on the Consolidated Balance Sheets. The changes to the Company's balance related to unrecognized tax benefits were as follows:

(In US$ millions)	2019	2018
Balance beginning of year	101.6	43.7
Increases as a result of positions taken in prior years	1.1	70.4
Increases as a result of positions taken during the current year	—	10.1
Decreases as a result of positions taken in prior years	(60.7)	(22.6)
Settlements	(1.8)	—
Unrecognized tax benefits	40.2	101.6
Accrued interest and penalties totaling $4.0 million as of December 31, 2019 (December 31, 2018: $16.4 million) were included in "Other non-current liabilities" on the Consolidated Balance Sheets. The Company recognized interest and penalty expense/(benefit) of $(12.4) million as "Income tax benefit / (expense)" in the Consolidated Statements of Operations during the year ended December 31, 2019 (December 31, 2018: $8.4 million and December 31, 2017: $6.2 million).
As of December 31, 2019, $44.2 million of our unrecognized tax benefit, including penalties and interest, would have a favorable impact to the Company's effective tax rate if recognized.
The favorable movement primarily relates to the reversal of an uncertain tax position recorded in 2018, following guidance from the U.S. Department of Treasury.

Tax examinations
The Company is subject to taxation in various jurisdictions.
The Ghana tax authorities have issued a series of assessments with respect to our returns for certain years up to 2018 in respect of indirect and direct taxes. The assessments are for an aggregate amount of $43 million as of the date of this report. These assessments are being robustly contested including filing relevant appeals. An adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheets, Statement of Operations or Cash flows.

The following table summarizes the earliest tax years that remain subject to examination by the major taxable jurisdictions in which the Company operates:

Jurisdiction	Earliest Open Year
United States	2016
Nigeria	2012
Ghana	2013

Note 7 – Other revenues
Other revenues comprise the following items:

(In US$ millions)	2019	2018	2017
Early termination revenue	41.0	204.9	95.9
Related party other revenues	1.8	4.6	7.1
Total	42.8	209.5	103.0
Early termination revenue for the year ended December 31, 2019 was $41 million, relating to termination fees recognized for the West Capricorn and West Vencedor.
Early termination revenue for the year ended December 31, 2018 was $204.9 million, relating to the West Leo litigation judgment (refer to Note 17 for further information).
Early termination revenue for the year ended December 31, 2017 was $95.9 million, relating to termination fees for West Sirius and West Capella.
Related party other revenues primarily relate to revenue from the sale of inventories and spare parts to Seadrill. Please refer to Note 14 – "Related party transactions" for further detail on related party other revenues.
Note 8 – Other operating items
Other operating items comprise the following:

(In US$ millions)	2019	2018	2017
Loss on impairment of goodwill	—	(3.2)	—
Revaluation of contingent consideration	0.7	—	89.9
Gain on sale of assets	—	—	0.8
Total	0.7	(3.2)	90.7
During the year ended December 31, 2018, we recognized a loss on impairment of goodwill following early adoption of ASU 2017-04, Intangibles. For further information refer to Note 3 - ''Recent accounting standards''.
There was a gain on revaluation of contingent consideration of $0.7 million for the year ended December 31, 2019 and $89.9 million for the year ended December 31, 2017. These gains resulted from a decrease in the fair value of contingent liabilities to Seadrill relating to the purchase of the West Polaris in 2015.
Note 9 – Accounts receivable
Accounts receivable are presented net of allowances for bad debts. We did not hold any provisions for bad debts at December 31, 2019 or December 31, 2018. We did not recognize any bad debt expense in 2019, 2018 or 2017.

Note 10 – Other assets
Other assets include the following:

(In US$ millions)	2019	2018
Intangible asset - Favorable contracts	40.4	85.5
Mobilization revenue receivables	22.3	47.9
Income taxes receivable	19.3	—
Prepaid expenses	14.1	12.1
VAT receivable	10.6	0.3
Deferred mobilization costs	7.5	12.6
Reimbursable amounts due from customers	3.5	2.9
Interest rate swap agreements	—	9.9
Other	1.8	2.0
Total other assets	119.5	173.2
Other assets are presented in our Consolidated Balance Sheet as follows:

(In US$ millions)	2019	2018
Other current assets	119.5	110.6
Other non-current assets	—	62.6
Total other assets	119.5	173.2
Mobilization revenue receivables
Under our contracts for the West Auriga and West Vela we are paid for mobilization activities over the contract term. We recorded a financial asset equal to the fair value of this future stream of payments when we acquired these drilling units from Seadrill. We expect to collect these amounts over the remaining term of the drilling contracts. We record the unwind of time value of money discount as interest income.
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
Favorable contracts to be amortized relate to the favorable contracts acquired with the West Vela and the West Auriga from Seadrill as at December 31, 2019. The gross carrying amounts and accumulated amortization included in 'Other current assets' and 'Other non-current assets' in the Consolidated Balance Sheets were as follows:

	2019			2018
(In US$ millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible assets- Favorable contracts
Balance at beginning of period	357.3	(271.8)	85.5	357.3	(226.7)	130.6
Amortization of favorable contracts	—	(45.1)	(45.1)	—	(45.1)	(45.1)
Balance at end of period	357.3	(316.9)	40.4	357.3	(271.8)	85.5
The amortization is recognized in the Consolidated Statements of Operations under "amortization of favorable contracts". The table below shows the amounts relating to favorable contracts that is expected to be amortized over the next five years:

	Year ended December 31
(In US$ millions)	2020	2021	2022	2023	2024	Total
Amortization of favorable contracts	40.4	—	—	—	—	40.4

Note 11 – Drilling units
The below table shows the gross value and net book value of our drilling units at December 31, 2019 and December 31, 2018.

(In US$ millions)	Cost	Accumulated depreciation	Net Book Value
Opening balance as at January 1, 2018	6,599.0	(1,428.1)	5,170.9
Additions	115.0	—	115.0
Depreciation	—	(280.3)	(280.3)
Closing balance as at December 31, 2018	6,714.0	(1,708.4)	5,005.6
Additions	111.1	—	111.1
Depreciation	—	(275.9)	(275.9)
Closing balance as at December 31, 2019	6,825.1	(1,984.3)	4,840.8
Depreciation related to our drilling units was $275.9 million, $280.3 million and $274.9 million for the years ended December 31, 2019, 2018 and 2017 respectively.
Each of our drilling units has been pledged as collateral under our debt agreements. Please read Note 12 – "Debt" for further details.

Note 12 – Debt
As of December 31, 2019 and December 31, 2018, we had the following debt amounts outstanding:

(In US$ millions)	2019	2018
External debt agreements
Term Loan B	2,607.6	2,686.4
West Vela Facility	151.0	191.3
West Polaris Facility	114.9	150.8
Tender Rig Facility	18.6	56.2
Total external debt	2,892.1	3,084.7
Term Loan B (previously the "Amended Senior Secured Credit Facilities")
Our Term Loan B facilities ("TLB") initially consisted of a term loan and a linked $100.0 million revolving credit facility. We initially borrowed $1.8 billion under the term loan on February 21, 2014 and then a further $1.1 billion on June 26, 2014. This loan is subject to a 1% per year ($29.0 million) amortization payment with the balance of the loan then being repayable in February 2021. We had $2,607.6 million outstanding on the term loan at December 31, 2019. In December 2018, $50 million was drawn on the $100 million revolving credit facility linked to the TLB. This was repaid when the facility matured in February 2019.
During the year to December 31, 2019, we paid interest of LIBOR + 6.0% on the term loan and LIBOR + 2.25% on the revolving credit facility. LIBOR is subject to a 1% floor. We also paid a commitment fee of 0.5% on any unused portion of the revolving credit facility. As set out below, we agreed to a 3.0% increase in margin on the term loan as part of an amendment to the TLB agreed in February 2018.
We have pledged the West Capella, West Aquarius, West Sirius, West Leo, West Capricorn, West Auriga and West Vencedor as collateral vessels under the TLB. The net book value of these drilling units at December 31, 2019 was $3,447.1 billion. We have also pledged substantially all the assets of our subsidiaries, which own or charter the collateral vessels as well as our investments in those companies.
West Vela facility (previously the "$1,450 million Senior Secured Credit Facility")
The West Vela facility consists of a term loan with four tranches. We initially incurred the liability to repay $443 million under this term loan when we acquired the West Vela from Seadrill in November 2014. The loan is subject to amortization payments of $40.3 million per year. We made a prepayment of $46.7 million in August 2017 and further prepayments of $11.8 million in February 2018 and $11.9 million in August 2018. The $120.8 million balloon payment is due in October 2020. We had $151.0 million outstanding on this loan at December 31, 2019.
We pay interest on the term loan at LIBOR plus a margin of between 3.35% and 4%, inclusive of guarantee fees, depending on the tranche.
We have pledged the West Vela as a collateral vessel under this facility. The net book value of the West Vela was $671.8 million at December 31, 2019. We have also pledged substantially all the assets of our subsidiaries which own and operate the West Vela, as well as our investments in those companies.
West Polaris facility (previously the $420 million West Polaris Facility)
The West Polaris facility consists of a term loan and a linked revolving credit facility. We initially incurred the liability to repay $226 million under this term loan and $100 million under the revolving credit facility when we acquired the West Polaris from Seadrill in June 2015. The loan is subject to amortization payments of $36 million per year. We made a prepayment of $37.4 million in August 2017 and further prepayments of $9.4 million in February 2018 and August 2018. The $93.8 million balloon payment is due in July 2020. We had $114.9 million outstanding on this facility at December 31, 2019.
We pay interest on the term loan and revolving credit facility at LIBOR plus a margin of 3.25%. We also pay a commitment fee of 1.3% on any unused portion of the revolving credit facility.
We have pledged the West Polaris as a collateral vessel under this facility. The net book value of the West Polaris was $502.5 million at December 31, 2019. We have also pledged substantially all the assets of our subsidiaries which own and operate the West Polaris, as well as our investments in those companies.
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
We are required to make amortization payments of $19.8 million per year against this facility. We made a prepayment of $15.8 million in August 2017 when we amended the facility and paid further prepayments of $3.8 million in February 2018 and $3.7 million in August 2018. In November 2019 there was an early repayment of the entirety of the T-16 balance as explained below. The final balloon payment on the T-15 is due in April 2020. We had $18.6 million outstanding on this loan at December 31, 2019. We pay interest on these loans at LIBOR plus a margin of 4.25%.
We have pledged the T-15 and T-16 as collateral vessels under this facility. The net book value of the T-15 and T-16 were $110.0 million and $108.8 million respectively at December 31, 2019. We have also pledged substantially all the assets of our subsidiaries which own and operate the T-15, as well as our investments in the company.
The Tender Rig facility includes a "satisfactory drilling contract" covenant. As a consequence of the T-16 and T-15 not having a satisfactory drilling contract for a period of time, the facility comes due on a pro rata basis. $20.0 million of the outstanding bank debt relating to the T-16 was repaid in November 2019. The remaining $2.7 million and $15.9 million balloon payment relating to the T-15 was repaid in March and April 2020 respectively.
Debt repayments by year
The outstanding debt as of December 31, 2019 is repayable as follows:

(In US$ millions)	2019
2020	313.3
2021	2,578.8
Total external debt	2,892.1
Presentation in Consolidated Balance Sheet
We present external debt net of debt issuance costs. The below tables show how the above balances are presented in the Consolidated Balance Sheet:

	Outstanding debt as of December 31, 2019
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Debt due within twelve months	313.3	(11.9)	301.4
Long-term external debt	2,578.8	(2.0)	2,576.8
Total interest bearing debt	2,892.1	(13.9)	2,878.2

	Outstanding debt as of December 31, 2018
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Debt due within twelve months	175.1	(12.2)	162.9
Long-term external debt	2,909.6	(13.4)	2,896.2
Total interest bearing debt	3,084.7	(25.6)	3,059.1

Note 13 – Other liabilities
Other liabilities are comprised of the following:

(In US$ millions)	2019	2018
Uncertain tax position	44.2	118.0
Accrued expenses	34.0	33.3
Taxes payable	35.1	31.3
Interest rate swap agreements	17.7	—
Employee and business withheld taxes, social security and vacation payment	9.0	8.1
VAT payable	4.7	3.6
Deferred mobilization/demobilization revenues	3.0	6.4
Total other liabilities	147.7	200.7
Other liabilities are classified in our Consolidated Balance Sheets as follows:

(In US$ millions)	2019	2018
Other current liabilities	103.5	80.2
Other non-current liabilities	44.2	120.5
Total other liabilities	147.7	200.7

Note 14 – Related party transactions
The below table provides a summary of revenues and expenses for transactions with Seadrill for the years ended December 31, 2019, 2018 and 2017.

(In US$ millions)	2019	2018	2017
Related party inventory sales (a)	1.8	3.2	2.2
Rig operating costs (b)	—	1.4	4.9
Total related party operating revenues	1.8	4.6	7.1

Management and technical support fees (c) (d)	70.5	70.6	74.5
Rig operating costs (e)	—	0.8	22.9
Bareboat charter arrangement (f)	—	—	2.8
Related party inventory purchases (a)	1.1	0.7	1.0
Total related party operating expenses	71.6	72.1	101.2

Interest expense recognized on deferred contingent consideration (k)	(3.3)	(3.1)	(4.2)
Related party interest expense (g)	—	(1.4)	(4.7)
Losses on related party derivatives (h)	—	—	(1.3)
Related party commitment fee (i)	—	—	(1.3)
Total related party financial items	(3.3)	(4.5)	(11.5)
The below table provides a summary of amounts due to or from Seadrill at December 31, 2019 and December 31, 2018.

(In US$ millions)	2019	2018
Trading balances due from Seadrill and subsidiaries (j)	6.9	6.4
Total related party receivables	6.9	6.4

(In US$ millions)	2019	2018
Trading balances due to Seadrill and subsidiaries (j)	79.5	126.3
Deferred and contingent consideration to related party - short term portion (k)	31.5	37.5
Deferred and contingent consideration to related party - long term portion (k)	—	21.5
Total related party payables	111.0	185.3
(a) Related party inventory sales and purchases
Revenue and expenses from the sale and purchase of inventories and spare parts from Seadrill.
(b) Rig operating costs charged to Seadrill
Seadrill Partners has charged to Seadrill Limited, through its Nigerian service company, certain services including the provision of onshore and offshore personnel, which was provided for the West Jupiter drilling rig operating in Nigeria. We charged Seadrill on a cost plus mark-up basis for these services. The mark-up charged was approximately 5%. This arrangement ended in 2018.
(c) Management and administrative services agreement
Seadrill provides us with services covering functions including general management, information systems, accounting & finance, human resources, legal and commercial. We are charged an allocation for these services on a cost plus mark-up basis. During the year ended December 31, 2019, the mark-up we were charged for these services ranged from 4.85% to 8%. The agreement has an indefinite term but we can terminate it for convenience by providing 90 days written notice.
(d) Operations and technical supervision agreements
In addition, certain subsidiaries of Seadrill Partners have advisory, technical, and/or administrative services agreements with subsidiaries of Seadrill. An allocation of these services are charged at cost plus service fee equal to approximately 5% of costs and expenses incurred in connection with providing these services.
(e) Rig operating costs charged by Seadrill
Seadrill provided onshore support and crew for the West Polaris during its operations in Angola, which ended in July 2017. We were charged an allocation for these services on a cost plus mark-up basis. The mark-up we were charged was approximately 5%.
(f) Bareboat charter arrangement
Seadrill previously acted as an intermediate charterer for the West Aquarius during its contract with Hibernia. The contract ended on April 19, 2017.
(g) Interest expense charged by Seadrill
Interest expense charged by Seadrill for the West Vencedor loan arrangement that was due to Seadrill. The loan was repaid during 2018.
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
(j) Trading balances
Receivables and payables with Seadrill Limited and its subsidiaries are comprised of management fees, advisory and administrative services, and certain other amounts due. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill Partners and its subsidiaries are unsecured and are intended to be settled in the ordinary course of business.
(k) Deferred consideration to related party
We have deferred and contingent consideration liabilities to Seadrill from the acquisition of the West Vela and West Polaris.
On the West Vela we are required to pay to Seadrill $42k per day for mobilization and a further $40k per day adjusted for utilization over the remaining contract term with BP, which runs until November 2020.
On the West Polaris we agreed to pay Seadrill 100% of dayrate earned above $450k per day for the remainder of the contract with ExxonMobil and 50% of the dayrate earned above $450k per day on any subsequent contract until March 2025. In the year ended December 31, 2019, following reductions in future dayrate estimates and re-contracting assumptions, we impaired the remaining value of the liability to a nil carrying value, resulting in a $0.7 million gain in the Consolidated Statement of Operations.
The below table sets out the fair value of the liabilities at December 31, 2019 and December 31, 2018.

(In US$ millions)	2019	2018
West Vela
Mobilization due to Seadrill	17.2	31.2
Seadrill share of dayrate from BP contract	14.3	27.0
	31.5	58.2
West Polaris
Seadrill share of dayrate from subsequent contracts ("Earnout 2")	—	0.8
	—	0.8

Total	31.5	59.0
These liabilities are presented in our Consolidated Balance Sheets as follows:

(In US$ millions)	2019	2018
Current deferred and contingent consideration to related party	31.5	37.5
Non-current deferred and contingent consideration to related party	—	21.5
Total	31.5	59.0
Other agreements and transactions with Seadrill
Equity Distribution
During the year ended December 31, 2018, one of our subsidiaries settled certain balances related to a shareholder loan provided by Seadrill. On account of the loan's structure these payments have been treated as equity distributions.
A total cash distribution of $6.2 million has been distributed to Seadrill in the year ended December 31, 2018.
These transactions were presented in the Consolidated Statement of Changes in Members Capital in the year ended December 31, 2018.
Spare parts agreement with Seadrill
During the year ended December 31, 2015, we entered an agreement with Seadrill to store spare parts of the West Sirius rig while it was cold stacked. Seadrill may use the spare parts during the stacking period, but must replace them at its own cost when the West Sirius returns to operations.
Guarantees
Seadrill has provided performance guarantees to certain of our customers on our behalf for contracts that mature in 2020. These totaled $15 million as at December 31, 2019 (December 31, 2018: $7.0 million). Seadrill has previously provided guarantees to certain of our suppliers on our behalf. These totaled nil as at December 31, 2019 (December 31, 2018: $1 million).
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
Interest rate swap agreements
As of December 31, 2019, we had interest rate swaps for a combined outstanding principal amount of $2,735.8 million, (December 31, 2018: $2,764.9 million) swapping floating rate for an average fixed rate of 2.49% per annum. The fair value of the interest rate swaps outstanding as of December 31, 2019 was a liability of $17.7 million (December 31, 2018: asset of $9.9 million). The collateral vessels under our TLB have been pledged as collateral against our interest rate swap liabilities. The interest rate swaps and TLB debt rank pari passu.
We record interest rate swaps on a net basis where netting is allowed under International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreements. We classify the net asset or liability within other current assets or current liabilities. We have not designated any interest swaps as hedges and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under "(Loss)/gain on derivative financial instruments".
The total realized and unrealized loss recognized under "(Loss)/gain on derivative financial instruments" in the Consolidated Statement of Operations relating to interest rate swap agreements for 2019 was $27.7 million (2018: gain of $24.9 million, 2017: loss of $13.9 million).
Our interest rate swap agreements as of December 31, 2019, were as follows:

Maturity date	Outstanding principal as of December 31, 2019	Receive rate	Pay rate
	(In US$ millions)
February 21, 2021	2,735.8	3 month LIBOR	2.45% to 2.52%	(1) (2)
Total outstanding principal	$2,735.8
(1) The outstanding principal of these amortizing swaps falls with each capital repayment of the underlying loans.
(2) The Company has a LIBOR floor of 1% whereby the Company receives 1% when LIBOR is below 1%.

As of December 31, 2019, $156.3 million of our debt was exposed to interest rate fluctuations, compared to $319.8 million as of December 31, 2018. An increase or decrease in short-term interest rates of 100 bps would thus increase or decrease, respectively, our interest expense by approximately $1.5 million on an annual basis as of December 31, 2019, as compared to $3.2 million in 2018.
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
Foreign currency risk
We use the U.S. Dollar as the functional currency of all our subsidiaries because the majority of our revenues and expenses are denominated in U.S. Dollars. Therefore, we also use U.S. Dollars as our reporting currency.
Our foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to US Dollars, with the resulting gain or loss recorded as "Foreign exchange (loss)/gain"; and

•	the impact of fluctuations in exchange rates on the reported amounts of the Company's revenues and expenses which are denominated in foreign currencies.
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

Fair value of financial assets and liabilities measured at amortized cost
The carrying value and estimated fair value of our financial instruments that are measured at amortized cost as of December 31, 2019 and December 31, 2018 are as follows:

	2019		2018
(In US$ millions)	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	560.0	560.0	841.6	841.6

Liabilities
Term Loan B	1,300.5	2,595.9	2,115.1	2,662.7
Other external debt facilities	269.7	282.3	383.4	396.4
Level 1
The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.
The loans under the Term Loan B are freely tradable and their fair value has been set equal to the price at which they were traded on December 31, 2019 and December 31, 2018. This has been categorized at level 1 on the fair value measurement hierarchy.
Level 2
Loans under other external debt facilities being the West Vela facility (previously the $1,450 million Senior Secured Credit Facility), West Polaris facility, Tender Rig facility (previously the $440 million Rig Financing Agreement) and the West Vencedor facility are not freely tradable. For the years ended December 31, 2019 and December 31, 2018 the fair value of the current and long term portion of these debt facilities was derived using the Discounted Cash Flow (DCF) model. A cost of debt of 11.16% (December 31, 2018 8.16%) was used to estimate the present value of the future cash flows. This is categorized at level 2 on the fair value measurement hierarchy.
Financial instruments measured at fair value on a recurring basis
Other financial instruments that are measured at fair value on a recurring basis:

		Fair value measurements at reporting date using
	Total fair value as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)		(Level 1)	(Level 2)	(Level 3)
Current liabilities:
Derivative instruments - Interest rate swap contracts	(17.7)	—	(17.7)	—
Related party deferred and contingent consideration	(31.5)	—	(31.5)	—
Total liabilities	(49.2)	—	(49.2)	—

		Fair value measurements at reporting date using
	Total fair value as of December 31, 2018	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)		(Level 1)	(Level 2)	(Level 3)
Current assets:
Derivative instruments - Interest rate swap contracts	9.9	—	9.9	—
Total assets	9.9	—	9.9	—

Current liabilities:
Related party deferred and contingent consideration	(59.0)	—	(59.0)	—
Total liabilities	(59.0)	—	(59.0)	—

The fair values of interest rate swap contracts are calculated using well-established independent valuation techniques, applied to contracted cash flows and expected future LIBOR interest rates, and counterparty non-performance credit risk assumptions as of December 31, 2019 and December 31, 2018. The calculation of the credit risk in the swap values is subject to a number of assumptions including an assumed Credit Default Swap rate based on the Company's traded debt, plus a curve profile and recovery rate.
The fair value of the related party deferred and contingent consideration payable to Seadrill relating to the purchase of the West Vela and the West Polaris are estimated based on discounted future cash flows. These liabilities are considered to be at estimated market rates. These are categorized at level 2 on the fair value measurement hierarchy.
Fair value considerations on one-time transactions
In the year ended December 31, 2018, a $3.2 million loss on impairment of goodwill is included in operating income resulting from early adoption of the new standard 2017-04 ASC 350, which requires comparing the fair value of the goodwill against its carrying value. Under this assessment the goodwill's carrying amount exceeded its fair value and was impaired to a nil carrying value.

Note 17 – Commitments and contingencies
Legal Proceedings
From time to time the Company is a party, as plaintiff or defendant, to lawsuits in various jurisdictions in the ordinary course of business or in connection with its acquisition or disposal activities. Our best estimate of the outcome of the various disputes has been reflected in these financial statements as of December 31, 2019.
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

Base erosion and anti-abuse tax (BEAT)
We continue to recognize income tax expense related to a provision of the 2017 US tax reform commonly referred to as BEAT. Three US drilling contracts include a change in legislation provision we believe makes the BEAT liability reimbursable. In September 2019 the Seadrill contracting parties commenced arbitration proceedings in New York for all three rigs to enforce these contractual obligations, with the final hearing scheduled for December 2020.
Other claims or legal proceedings
We are not aware of any other legal proceedings or claims that we expect to have, individually or in the aggregate, a material adverse effect on the Company.
Nigerian Cabotage Act litigation
Seadrill Mobile Units Nigeria Ltd ("SMUNL") commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and the Nigerian Maritime Administration and Safety Agency with respect to interpretation of the Coastal and Inland Shipping (Cabotage) Act 2003 (the "Act"). On June 28 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of "Coastal Trade" or "Cabotage" under the Act and (2) Drilling Rigs fall within the definition of "Vessels" under the Act. The impact of this decision is that the Nigerian Maritime Administration and Safety Agency ("NIMASA") may impose a 2% surcharge on contract revenue from offshore drilling operations in Nigeria as well as requiring SMUNL register for Cabotage with NIMASA and pay all fees and tariffs as may be published in the guidelines that may be issued by the Minister of Transportation in accordance with the Act. However, on 22 July, 2019, SMUNL filed an appeal to the Court of Appeal challenging the decision of the Federal High Court. Due to the volume of cases currently being handled by the Court of Appeal sitting in Lagos we anticipate a decision within 3-5 years.
Although we intend to strongly pursue this appeal, we cannot predict the outcome of this case. We do not believe that it is probable that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position. Accordingly, no loss contingency has been recognized within the Consolidated Financial Statements.
Commitments
We had no material lease commitments or unconditional purchase obligations at December 31, 2019 and 2018.

Note 18 – Earnings per unit and cash distributions
The below table sets out the calculation of (loss)/earnings per unit for each of periods presented in this report.

(in US $ millions, except per unit data)	2019	2018		2017
Net (loss)/income attributable to:
Common unitholders	(76.2)	56.1		141.2
Subordinated unitholders	(16.7)	—		—
Seadrill member interest	—	—		—
Net (loss)/income attributable to Seadrill Partners LLC owners	(92.9)	56.1		141.2

Weighted average units outstanding (in thousands):
Common unitholders	7,528	7,528	*	7,528	*
Subordinated unitholders	1,654	1,654	*	1,654	*

(Loss)/Earnings per unit:
Common unitholders (U.S. dollar)	$(10.12)	$7.45	*	$18.76	*
Subordinated unitholders (U.S. dollar)	$(10.12)	—		—

Cash distributions declared and paid in the period per unit (1) (2)	$0.22	$4.00	*	$4.00	*

Subsequent event: Cash distributions declared and paid relating to the period per unit (2) (3):	$—	$0.01	*	$0.10	*
* These amounts have been updated to reflect the 1 for 10 reverse stock split on July 2, 2019.
(1) Refers to the cash distributions declared and paid during the year.
(2) Distributions were declared and paid only with respect to the common units in 2019, 2018 and 2017.
(3) Refers to the cash distribution relating to the period, declared and paid subsequent to the year-end.
Earnings per unit is calculated using the two-class method where undistributed earnings are allocated to the various member interests. The net income attributable to the common and subordinated unitholders and the holders of the incentive distribution rights is calculated as if all net income was distributed according to the terms of the distribution guidelines set forth in the First Amended and Restated Operating Agreement of the Company (the "Operating Agreement"), regardless of whether those earnings could be distributed. The Operating Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by the Company's board of directors to provide for the proper conduct of the Company's business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Therefore, the earnings per unit is not indicative of potential cash distributions that may be made based on historic or future earnings. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains/(losses).
Under the Operating Agreement, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $3.8750 per unit per quarter, plus any arrearages in the payment of minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

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

•	first, 100.0% to all unitholders, until each unitholder receives a total of $4.456 per unit for that quarter (the "first target distribution");

•
second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $4.844 per unit for that quarter (the "second target distribution");

•
third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $5.813 per unit for that quarter (the "third target distribution"); and

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
No distributions were paid to either the subordinated unit holders or the incentive distribution rights holders for the years ending December 31, 2019, 2018 and 2017.

Note 19 - Supplementary cash flow information
The table below summarizes the non-cash investing and financing activities relating to the periods presented:

(In US$ millions)	2019	2018	2017
Non-cash trading balances settled by Seadrill (1)	—	—	9.2
(1) In the year ended December 31, 2017, $15.3 million of shareholder loans was repaid to a subsidiary of Seadrill, comprised of $6.1 million of cash settlements and a $9.2 million forgiveness of certain trading balances owed to us by Seadrill.
Note 20 – Subsequent events

On January 28, 2020, we eliminated the quarterly distribution to our common unitholders. The move reflects the Company's desire to preserve liquidity ahead of debt maturities in the second half of 2020 and first quarter of 2021.

During the first quarter of 2020, there was a significant decrease in the oil price due to the actions of OPEC and its partners combined with the global impact of the COVID-19 pandemic. These events had a significant impact on the offshore drilling market with oil and gas companies being expected to reduce their expenditures in the near-term. This may result in a period of lower utilization for our drilling rigs as well as downward pressure on dayrates. We have considered this to be an indicator of impairment for our rigs in the first quarter of 2020 and have recorded an impairment charge of $922.9 million against our drilling units in our first quarter 2020 results.

On April 3, 2020, we fully repaid $15.9 million outstanding on the T15 facility.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEADRILL PARTNERS LLC (Registrant)

Date: June 15, 2020

	By:	/s/ John T. Roche
	Name:	John T. Roche
	Title:	Chief Executive Officer of Seadrill Partners LLC (Principal Executive Officer of Seadrill Partners LLC)