Form 20-F/A
period 2019-12-31
Seadrill Partners LLC
filed 2020-06-26
CIK 1553467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

W4 5YS, United Kingdom

Telephone: +44 20 8811 4700

E-mail: post@seadrill.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Each Exchange on which Registered
—	—	—

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

This Amendment No. 1 to Form 20-F (this “Amendment”) is being filed to amend the annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”) filed by Seadrill Partners LLC (the “Company”) on June 15, 2020. The Company is filing this Amendment solely to add disclosure that, in making the original filing, the Company relied on the order of the U.S. Securities and Exchange Commission (the “SEC”) dated March 4, 2020 (Release No. 34-88318) (the “Order”), as modified on March 25, 2020 (Release No. 34-88465), for an extension of the original due date. The Company made the original filing on June 15, 2020, within 45 days after the original due date, as permitted under the Order. The disclosure under the heading “Reliance on SEC Order” below is hereby added as an explanatory note at the beginning of Part I. Presentation of Information in this Annual Report of the original filing.

In addition, as required by SEC rules, certifications by the Company’s principal executive officer and principal financial officer are filed as exhibits to this Amendment under Item 19 hereof. Since no financial statements have been included in this Amendment and this Amendment does not contain or amend any disclosure with respect to Item 15. Controls and Procedures, paragraphs 3, 4 and 5 of the certifications have been omitted. The Company is not including the certifications required under Section 906 of the Sarbanes-Oxley Act of 2002 as no financial statements are being filed with this Amendment.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update or restate the information in the original filing or reflect any events that have occurred after the original filing was made. Information not affected by this Amendment remains unchanged and reflects the disclosures made at the time the original filing was made and no changes have been made to the financial statements of the Company as contained in the original filing. Accordingly, this Amendment should be read in conjunction with the original filing and the Company’s other filings with the SEC.

Reliance on SEC Order

As previously disclosed on a Form 6-K furnished by the Company on April 27, 2020, the Company required additional time to file the Annual Report due to circumstances related to the COVID-19 pandemic. While the impact of COVID-19 on the Company’s offshore operations was not significant prior to April 27, 2020, the disruptions to transportation and staffing for the Company’s London-based employees and professional advisors who are responsible for the Company’s financial reporting resulted in a delay in the Company’s preparation of the Annual Report, including the completion of the Company’s audited consolidated financial statements for the 2019 fiscal year included therein.

i

Item 19.	Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer and Principal Financial Officer

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to the Annual Report on its behalf.

SEADRILL PARTNERS LLC
(Registrant)

Date: June 26, 2020	By:	/s/ John T. Roche
	Name:	John T. Roche
	Title:	Chief Executive Officer of Seadrill Partners LLC (Principal Executive Officer of Seadrill Partners LLC)