Form 20-F
period 2020-12-31
Seadrill Partners LLC
filed 2021-04-30
CIK 1553467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 001-35704

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
Telephone: +44 20 8811 4700
E-mail: post@seadrill.com
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Each Exchange on which Registered
None	None	None
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
7,527,830 Common Units representing limited liability company interests
1,654,335 Subordinated Units representing limited liability company interests
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

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
If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

SEADRILL PARTNERS LLC

Presentation of Information in this Annual Report
This annual report on Form 20-F for the year ended December 31, 2020 ("the annual report"), should be read in conjunction with the Consolidated Financial Statements and accompanying notes included in this report. Unless the context otherwise requires, references in this annual report to "Seadrill Partners LLC," "Seadrill Partners," the "Company," "we," "our," "us" or similar terms refer to Seadrill Partners LLC, a Marshall Islands limited liability company, or any one or more of its subsidiaries (including OPCO, as defined below), or to all of such entities, and, for periods prior to the Company's initial public offering ("IPO") on October 24, 2012, the Company's combined entity. References to the Company's "combined entity" refer to the subsidiaries of Seadrill Limited that had interests in the drilling units in the Company's initial fleet prior to the Company's initial public offering, or in the case of drilling units subsequently acquired from Seadrill Limited in transactions between parties under common control, the subsidiaries of Seadrill Limited that had interests in the drilling units prior to the date of acquisition. References in this annual report to "Seadrill" or "Seadrill Limited" refer, depending on the context, to Seadrill Limited (OTCQX: SDRLF) and to any one or more of its direct and indirect subsidiaries. References to "Seadrill Management" refer to Seadrill Management Ltd, the entity that provides the Company with personnel and management, administrative, financial and other support services.
The Company owns (i) a 58% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through the Company's 100% ownership of its general partner, Seadrill Operating GP LLC, (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC and (iii) a 100% interest in Seadrill Partners Operating LLC. Seadrill Operating LP owns: (i) a 100% interest in the entities that own and operate the West Aquarius, West Vencedor, West Leo and West Polaris (ii) an approximate 56% interest in the entity that owns and operates the West Capella and (iii) a 100% limited liability company interest in Seadrill Partners Finco LLC. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn, West Sirius, West Auriga and West Vela. Seadrill Partners Operating LLC owns 100% of the entities that own and operate the T-15 and T-16. Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC are collectively referred to as "OPCO."
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
References in this annual report to "BP", "Reliance", "ExxonMobil", "Petronas", "Chevron" and "Tullow" refer to subsidiaries of BP Plc, Reliance Petroleum Ltd., ExxonMobil Corporation, Petroliam Nasional Berhad (PETRONAS), Chevron Corporation and Tullow Plc respectively, that are or were the Company's customers.

Important Information Regarding Forward Looking Statements
Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.
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
In addition to these important factors and matters discussed elsewhere in this annual report, and in the documents incorporated by reference in this annual report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:
•the impact of active negotiations, contingency planning efforts, rulings and outcomes with respect to a comprehensive restructuring of our debt under Chapter 11 proceedings with the U.S. Bankruptcy Court, or the "Bankruptcy Court", the outcome of which is uncertain;
•our ability to maintain relationships with suppliers, customers, employees and other third parties as a result of our Chapter 11 filing and the related increased performance and credit risks associated with our constrained liquidity position and capital structure;
•our ability to maintain and obtain adequate financing to support our business plans post-emergence from Chapter 11;
•the length of time that we will operate under Chapter 11 protection;
•risks associated with third-party motions in the Chapter 11 proceedings that may interfere with the solicitation and ability to confirm and consummate a plan of reorganization;
•our ability to attract and retain skilled personnel on commercially reasonable terms, whether due to labor regulations, unionization, or otherwise, or to retain employees, customers or suppliers as a result of our financial condition generally or as a result of the Chapter 11 proceedings;
•general economic, political and business conditions globally, including global health threats, such as the Coronavirus, or COVID-19, outbreak on us, our customers and suppliers;
i

•the COVID-19 global pandemic, the related public health measures implemented by governments worldwide and the decline in oil prices during 2020, including the duration and severity of the outbreak, the duration of the price and demand decline and the extent of disruptions to our operations;
•the Company's distribution policy and the Company's ability to make cash distributions on the Company's units or any resumption in such distributions and the amount of such distributions;
•the future financial condition, liquidity or results of operations of the Company or Seadrill;
•offshore drilling market conditions, including supply and demand;
•the ability of the Company and OPCO to comply with financing agreements and the effect of restrictive covenants in such agreements;
•the ability of the Company's drilling units to perform satisfactorily or to the Company's expectations;
•fluctuations in the price of oil;
• discoveries of new sources of oil that do not require deepwater drilling units;
•the development of alternative sources of fuel and energy;
•technological advances, including in production, refining and energy efficiency;
•weather events and natural disasters;
•the Company's ability to meet any future capital expenditure requirements;
•the Company's ability to maintain operating expenses at adequate and profitable levels;
•expected costs of maintenance or other work performed on the Company's drilling units and any estimates of downtime;
•the Company's ability to leverage Seadrill's relationship and reputation in the offshore drilling industry;
•the Company's ability to purchase drilling units in the future, including from Seadrill;
•increasing the Company's ownership interest in OPCO;
•customer contracts, including contract backlog, contract terminations and contract revenues;
•delay in payments by, or disputes with the Company's customers under its drilling contracts;
•termination of the Company's drilling contracts due to force majeure or other events;
•the financial condition of the Company's customers and their ability and willingness to fund oil exploration, development and production activity;
•the Company's ability to comply with, maintain, renew or extend its existing drilling contracts;
•the Company's ability to re-contract its drilling units upon conclusion of its existing drilling contracts at profitable dayrates;
•the Company's ability to respond to new technological requirements in the areas in which the Company operates;
•the occurrence of any accident involving the Company's drilling units or other drilling units in the industry;
•changes in governmental regulations that affect the Company and the interpretations of those regulations, particularly those that relate to environmental matters, export or import and economic sanctions or trade embargo matters, regulations applicable to the oil industry and tax and royalty legislation;
•competition in the offshore drilling industry and other actions of competitors, including decisions to deploy or scrap drilling units in the areas in which the Company currently operates;
•the availability on a timely basis of drilling units, supplies, personnel and oil field services in the areas in which the Company operates;
•military operations, terrorist acts, wars or embargoes;
•potential disruption of operations due to accidents, political events, piracy or acts by terrorists;
•the Company's ability to obtain financing in sufficient amounts and on adequate terms;
•workplace safety regulation and employee claims;
•the cost and availability of adequate insurance coverage;
•the Company's fees and expenses payable under the advisory, technical and administrative services agreements and the management and administrative services agreements;
•the taxation of the Company and distributions to the Company's unitholders;
•future sales of the Company's common units in the public market;
•acquisitions and divestitures of assets and businesses by Seadrill; and
•the Company's business strategy and other plans and objectives for future operations.
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

Item 2.         Offer Statistics and Expected Timetable
Not applicable.

Item 3.        Key Information

    A.     Selected Financial Data
The following table presents, in each case for the periods and as of the dates indicated, the Company's selected Consolidated and Combined Carve-Out financial and operating data. The following financial data should be read in conjunction with Item 5 - "Operating and Financial Review and Prospects" and the Company's historical Consolidated Financial Statements and the notes thereto included elsewhere in this annual report. We refer you to the notes to our Consolidated Financial Statements for a discussion of the basis on which our Consolidated Financial Statements are prepared, and we draw your attention to the statement regarding going concern as described in Note 1 - "General information" to the Consolidated Financial Statements included herein.

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(In $ millions, except per unit data)
Statement of Operations Data:
Total operating revenues (1)	538.1	750.0	1,038.2	1,128.4	1,600.3
Total operating expenses	(571.7)	(700.1)	(678.0)	(755.6)	(782.2)
Total other operating items (2)	(4,210.4)	0.7	(3.2)	90.7	—
Net operating (loss)/income	(4,244.0)	50.6	357.0	463.5	818.1
Total financial items	(314.9)	(273.9)	(196.3)	(187.9)	(185.9)
(Loss)/Income before income taxes	(4,558.9)	(223.3)	160.7	275.6	632.2
Income tax (expense)/benefit	(30.0)	36.1	(86.7)	(40.3)	(86.5)
Net (loss)/income	(4,588.9)	(187.2)	74.0	235.3	545.7
(Loss)/ Earnings per unit (common and subordinated)
Common unitholders (U.S. Dollars) (3)	$(277.80)	$(10.12)	$7.45	$18.76	$31.97
Subordinated unitholders (U.S. Dollars) (3)	$(277.80)	$(10.12)	$—	$—	$22.85
(1)Total operating revenues include amounts recognized as early termination fees under the offshore drilling contracts which have been terminated prior to the contract end date.
(2)Total other operating items in 2020 are a result of an impairment against all of our drilling units, the gain in 2019 and 2017 primarily related to a decrease in the fair value of contingent liabilities to Seadrill for the purchase of the West Polaris in 2015 and the loss in 2018 was a result of impairment of goodwill. Refer to Note 9 - "Other operating items" to the Consolidated Financial Statements included herein for further information.
(3)These amounts have been updated to reflect the 1 for 10 reverse stock split on July 2, 2019.

	As of December 31,
	2020	2019	2018	2017	2016
	(In $ millions)
Balance Sheet Data:
Cash and cash equivalents	378.4	560.0	841.6	848.6	767.6
Drilling units	428.3	4,840.8	5,005.6	5,170.9	5,340.9
Total assets	927.2	5,680.0	6,185.4	6,530.8	6,780.7
Total interest bearing debt (1)	2,727.1	2,878.2	3,059.1	3,367.8	3,600.6
Total (deficit)/equity	(2,065.2)	2,523.7	2,714.2	2,701.8	2,535.8
(1)On filing for Chapter 11 on December 1, 2020, the interest bearing debt balance has been reclassified to liabilities subject to compromise. Refer to Note 16 - "Debt" to the Consolidated Financial Statements included herein for further information.

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(In $ millions, except fleet and unit data)
Cash Flow Data:
Net cash provided by/(used in) operating activities	165.0	(26.0)	434.1	476.2	873.8
Net cash (used in)/provided by investing activities	(9.4)	(29.7)	(23.4)	(11.1)	97.6
Net cash used in financing activities	(337.2)	(225.9)	(416.7)	(384.9)	(522.1)
Net (decrease)/increase in cash and cash equivalents	(181.6)	(281.6)	(7.0)	81.0	448.6
Fleet Data (at end of period):
Number of drilling units	11	11	11	11	11
Average age of drilling units (years)	9.7	8.7	7.7	6.7	5.7
Other Financial Data:
Capital expenditures (1)	28.7	111.1	115.0	121.6	61.1
Distributions declared per unit (2) (3)	—	0.1200	3.1000	4.0000	5.5000
Members' Capital (at end of period):
Total members' capital (excluding non-controlling interest)	(1,315.9)	1,235.0	1,329.7	1,303.7	1,192.6
Common Unitholders—units (3)	7,527,830	7,527,830	7,527,830	7,527,830	7,527,830
Subordinated Unitholders—units (3)	1,654,335	1,654,335	1,654,335	1,654,335	1,654,335
(1)Capital expenditures include long-term maintenance.
(2)Distributions attributable to the year. Distributions were declared only with respect to the common units in 2019, 2018 and 2017.
(3)These amounts have been updated to reflect the 1 for 10 reverse stock split on July 2, 2019.

    B.     Capitalization and Indebtedness
Not applicable.

    C.     Reasons for the Offer and Use of Proceeds
Not applicable.

D.     Risk Factors
Our assets are primarily engaged in offshore contract drilling for the oil and gas industry in benign and harsh environments worldwide, including ultra-deepwater environments. The following summarizes risks that may materially affect our business, financial condition, results of operations, cash available for distributions or the trading price of our common units. The occurrence of any of the events described in this section could materially and negatively affect our business, financial condition, results of operations, cash available for the payment of distributions or the trading price of our common units. Unless otherwise indicated, all information concerning our business and our assets is as of December 31, 2020. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Summary of Risk Factors

Risks Relating to Our Chapter 11 Proceedings

•We and a substantial number of our consolidated subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code, and we are subject to the risks and uncertainties associated with such bankruptcy proceedings.
•We may not be able to obtain Bankruptcy Court confirmation of the plan of reorganization or may have to modify the terms of the plan of reorganization.
•We may have insufficient liquidity for our business operations during the Chapter 11 proceedings.
•Any plan of reorganization that we may implement will be based in large part upon assumptions and analyses developed by us. If these assumptions and analyses prove to be incorrect, our plan may not be successful in its execution.
•In certain instances, a Chapter 11 case may be converted to a case under Chapter 7 of the Bankruptcy Code.
•Trading in our securities during the term of the Chapter 11 proceedings is highly speculative and poses substantial risks.

Risks Relating to Our Company and Our Business

•The success and growth of our business depends on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition.
•The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations.
•Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted.
•Our contract backlog for our fleet of drilling units may not be realized.
•We may not be able to renew or obtain new and favorable contracts for our drilling units whose contracts have expired or been terminated.
•The market value of our drilling units may further decrease.
•Our business and operations involve numerous operating hazards, and in the current market we are increasingly required to take additional contractual risk in our customer contracts and we may not be able to procure insurance to adequately cover potential losses.
•We derive the majority of our revenue from a small number of customers, and the loss of any of these customers could result in a material loss of revenues and cash flow.
•Our drilling contracts contain fixed terms and day-rates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including reactivation, operating and maintenance costs.
•Consolidation and governmental regulation of suppliers may increase the cost of obtaining supplies or restrict our ability to obtain needed supplies.
•We may be unable to obtain, maintain and/or renew permits necessary for our operations or experience delays in obtaining such permits including the class certifications of rigs.
•The international nature of our operations involves additional risks including foreign government intervention in relevant markets.
•Compliance with, and breach of, the complex laws and regulations governing international trade could be costly, expose us to liability and adversely affect our operations.
•We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.
•Failure to comply with international anti-corruption legislation, including the U.S. Foreign Corrupt Practices Act 1977, or the "FCPA," or the UK Bribery Act 2010, or the "UK Bribery Act," could result in fines, criminal penalties, damage to our reputation and drilling contract terminations.
•If our drilling units are located in countries that are subject to or targeted by economic sanctions, export restrictions or other operating restrictions imposed by the United States or other governments, our reputation and the market for our debt and common units could be adversely affected.
•A continuing economic downturn could have a material adverse effect on our revenue, profitability and financial position.
•Our ability to operate our drilling units in the U.S. Gulf of Mexico could be impaired by governmental regulation, particularly in the aftermath of the moratorium on offshore drilling in the U.S. Gulf of Mexico, and new regulations adopted as a result of the investigation into the Macondo well blowout.
•Failure to obtain or retain highly skilled personnel, and to ensure they have the correct visas and permits to work in the locations in which they are required, could adversely affect our operations.
•Climate change and the regulation of greenhouse gases could have a negative impact on our business.
•We face various risks associated with increased activism against oil and natural gas exploration and development activities.
•Acts of terrorism, piracy, cyber-attacks, political and social unrest could affect the markets for drilling services, which may have a material adverse effect on our results of operations.
•We cannot guarantee that the use of our drilling units will not infringe the intellectual property rights of others.
•The failure to consummate or integrate acquisitions in a timely and cost-effective manner could have an adverse effect on our financial condition and results of operations.
•Public health threats, such as the coronavirus, or COVID-19, outbreak could have an adverse effect on our operations and financial results.

Risks Relating to an Investment in our Units

•Our filing for Chapter 11 protection under the Bankruptcy Code could result in a significant reduction or elimination of current shareholder positions.
•Our common units are currently traded on the OTC Pink Open Market, which could adversely affect the market liquidity of our common units and harm our business.
•The market price of our common units has fluctuated widely and may fluctuate widely in the future.
•Increases in interest rates may cause the market price of our common units to decline.
•Because our ownership interest in OPCO currently represents our only cash-generating asset, our cash flow depends completely on OPCO's ability to make distributions to its owners, including us.
•We may not pay distributions in the future including the minimum quarterly distribution on common units and subordinated units.
•Our level of debt and restrictions in our debt agreements may prevent us from paying distributions.
•Restrictions under Marshall Islands law may prevent us from paying distributions.
•Our common unitholders have limited voting rights compared to the Seadrill Member, who may favor its own interests to the detriment of the common unitholders.

•Although we control OPCO, we owe duties to OPCO and its other owner, Seadrill, which may conflict with our interests and the interests of our unitholders.
•Our operating agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or the Seadrill Member, and even if public unitholders are dissatisfied, they will be unable to remove the Seadrill Member without Seadrill's consent, unless Seadrill's ownership interest in us is decreased; all of which could diminish the trading price of our common units.
•In establishing cash reserves, the Board may reduce the amount of cash available for distribution to the unitholders.
•Unitholders have limited voting rights, and our operating agreement restricts the voting rights of the unitholders owning more than 5% of our common units.
•Our operating agreement may limit the duties of the Seadrill Member and our directors and officers to our unitholders and restricts the remedies available to our unitholders for actions taken by the Seadrill Member or our directors and officers.
•Seadrill's ownership interest in us could decrease, and substantial future sales of our common units, could lead to a reduction in the trading price of our common units.
•If we cease to control OPCO, we may be deemed to be an investment company under the Investment Company Act of 1940 which could force us to restructure and restrict our future activities.
•The Seadrill Member, as the initial holder of all of the incentive distribution rights, may elect to cause us to issue additional common units to it in connection with a resetting of the target distribution levels related to the Seadrill Member's incentive distribution rights without the approval of the conflicts committee of the Board or holders of our common units and subordinated units. This may result in lower distributions to holders of the common units in certain situations.
•We may issue additional equity securities, including securities senior to the common units, without the approval of our unitholders, which could dilute the ownership interests of our existing unitholders.
•Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.
•The Seadrill Member has a limited call right that may require our common unitholders to sell their common units at an undesirable time or price.
•Unitholders may have liability to repay distributions.
•Because we are a foreign limited liability company, you may not have the same rights that a unitholder in a U.S. limited liability company may have.
•U.S. tax authorities may treat us as a "passive foreign investment company" for U.S. federal income tax purposes, which may have adverse tax consequences for U.S. unitholders.

General Risk Factors

•Interest rate fluctuations could affect our earnings and cash flow.
•Fluctuations in exchange rates and the non-convertibility of currencies could result in losses to us.
•A change in tax laws in any country in which we operate could result in higher tax expense.
•A loss of a major tax dispute or a successful tax challenge to our tax positions, including our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could result in higher taxes on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.
•A change in laws and regulations in any country in which we operate could have a negative impact on our business.
•We may be subject to litigation, arbitration and other proceedings that could have an adverse effect on us.
•If we fail to comply with requirements relating to internal control over financial reporting our business could be harmed and our common unit price could decline.
•Data protection and regulations related to privacy, data protection and information security could increase our costs, and our failure to comply could result in fines, sanctions or other penalties, which could materially and adversely affect our results of operations, as well as have an impact on our reputation.

Risks Relating to Our Chapter 11 Proceedings
We and a substantial number of our consolidated subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code, and we are subject to the risks and uncertainties associated with such bankruptcy proceedings.
On December 1, 2020 we filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas.
We are subject to a number of risks and uncertainties associated with the Chapter 11 proceedings, which may lead to potential adverse effects on our liquidity, results of operations or business prospects. We cannot assure you of the outcome of the Chapter 11 proceedings. Risks associated with the Chapter 11 proceedings include the following:
•our ability to continue as a going concern;
•our ability to obtain Bankruptcy Court approval with respect to motions in the Chapter 11 proceedings and the outcomes of Bankruptcy Court rulings of the proceedings in general;
•our ability to comply with and to operate under any cash collateral orders and the cash management orders entered by the Bankruptcy Court;

•the length of time we will operate under the Chapter 11 proceedings and our ability to successfully emerge, including with respect to obtaining any necessary regulatory approvals and to complete certain corporate reorganizations;
•our ability to negotiate, confirm and consummate a plan of reorganization with respect to the Chapter 11 proceedings;
•risks associated with the actions and decisions of our creditors, third party motions, proceedings and litigation in the Chapter 11 proceedings;
•the ability to maintain sufficient liquidity throughout the Chapter 11 proceedings;
•increased costs related to the bankruptcy filing, operating in Chapter 11 and other litigation;
•the ability of third parties to seek and obtain Bankruptcy Court approval to convert the Chapter 11 proceedings to Chapter 7 proceedings;
•our ability to manage contracts that are critical to our operation, and to obtain and maintain appropriate credit and other terms with customers, suppliers and service providers;
•our ability to attract, retain and motivate key employees;
•our ability to satisfy or waive certain conditions precedent to the effectiveness of the plan of reorganization to allow us to emerge from bankruptcy and execute our business plan post-emergence;
•the disposition or resolution of all pre-petition claims against us; and
•our ability to maintain our relationships with our suppliers, service providers, customers, employees and other third parties.
The Chapter 11 proceedings limit the flexibility of our management team in running the Debtors’ business and has consumed and will continue to consume a substantial portion of the time and attention of our management team.
While we operate our business as debtors-in-possession under supervision by the Bankruptcy Court, we are required to obtain the approval of the Bankruptcy Court with respect to our business, including activities and transactions that are outside the ordinary course of business. Bankruptcy Court approval of non-ordinary course activities entails preparation and filing of appropriate motions with the Bankruptcy Court, negotiation with various parties-in-interest, including any statutory committees appointed in our Chapter 11 proceedings, and one or more hearings. Such committees and parties-in-interest may be heard at any Bankruptcy Court hearing and may raise objections with respect to these motions. This process could delay major transactions and limit our ability to respond quickly to opportunities and events in the marketplace. Furthermore, in the event the Bankruptcy Court does not approve a proposed activity or transaction, we could be prevented from engaging in activities and transactions that we believe are beneficial to us.
Additionally, the terms of any cash collateral orders entered by the Bankruptcy Court will limit our ability to undertake certain business initiatives. These limitations may include, among other things, our ability to:
•sell assets outside the normal course of business;
•consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
•grant liens;
•incur debt for borrowed money outside the ordinary course of business; and
•finance our operations, investments or other capital needs or to engage in other business activities that would be in our interests.
Additionally, while the Chapter 11 proceedings continue, our management will be required to spend a significant amount of time and effort focusing on the Chapter 11 proceedings instead of focusing exclusively on our business operations. This diversion of attention may have a material adverse effect on the conduct of our business, and, as a result, our financial condition and results of operations, particularly if the Chapter 11 proceedings are protracted.
The Chapter 11 proceedings and operating under Bankruptcy Court protection for a long period may disrupt our business and may materially and adversely affect our operations.
We have attempted to minimize the adverse effect of the Chapter 11 proceedings on our relationships with our employees, suppliers, customers and other parties. Nonetheless, our relationships with our customers, suppliers and employees may be adversely impacted by negative publicity and our operations could be materially and adversely affected. In addition, the Chapter 11 proceedings could negatively affect our ability to attract new employees and retain existing high performing employees or executives, which could materially and adversely affect our operations.
We may be subject to claims that will not be discharged in the Chapter 11 proceedings.
The Bankruptcy Code provides that the confirmation of a plan of reorganization may discharge a debtor from debts arising prior to the petition date. All claims that arose before the petition date are subject to compromise and/or treatment under a plan of reorganization. The Bankruptcy Code excludes certain pre-petition claims from discharge for corporate debtors, including certain debts owed to governmental entities obtained by, among other things, false representations or actual fraud. Any claims not ultimately discharged through a plan of reorganization could be asserted against the reorganized entities and may have an adverse effect on their financial condition and results of operations on a post-reorganization basis.

We may not be able to obtain Bankruptcy Court confirmation of the plan of reorganization or may have to modify the terms of the plan of reorganization.
We may not receive the accepting votes necessary to confirm the plan of reorganization. Even if approved by each class of holders of claims and interests entitled to vote (a “Voting Class”), the Bankruptcy Court may, as a court of equity, exercise substantial discretion and could choose not to confirm the plan. Bankruptcy Code Section 1129 requires, among other things, a showing that confirmation of the plan will not be followed by liquidation or the need for further financial reorganization for the Debtors, and that the value of distributions to dissenting holders of claims and interests will not be less than the value such holders would receive if the Debtors liquidated under Chapter 7 of the Bankruptcy Code. Although we believe that the plan will satisfy such tests, there can be no assurance that the Bankruptcy Court will reach the same conclusion.
We may have insufficient liquidity for our business operations during the Chapter 11 proceedings.
Although we believe that we will have sufficient liquidity to operate our businesses during the pendency of the Chapter 11 proceedings, there can be no assurance that the revenue generated by our business operations and cash made available to us under the cash collateral order or otherwise in our restructuring process will be sufficient to fund our operations, especially as we expect to incur substantial professional and other fees related to our restructuring. We have not made arrangements for financing in the form of a debtor-in-possession credit facility, or "DIP" facility. In the event that revenue flows and other available cash are not sufficient to meet our liquidity requirements, we may be required to seek additional financing. There can be no assurance that such additional financing would be available or, if available, offered on terms that are acceptable. If, for one or more reasons, we are unable to obtain such additional financing, we could be required to seek a sale of the company or certain of its material assets or our businesses and assets may be subject to liquidation under Chapter 7 of the Bankruptcy Code, and we may cease to continue as a going concern.
Any plan of reorganization that we may implement will be based in large part upon assumptions and analyses developed by us. If these assumptions and analyses prove to be incorrect, our plan may not be successful in its execution.
Any plan of reorganization that we may implement could affect both our capital structure and the ownership, structure and operation of our businesses and will reflect assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we consider appropriate under the circumstances. Whether actual future results and developments will be consistent with our expectations and assumptions depends on a number of factors, including but not limited to (i) our ability to substantially change our capital structure, (ii) our ability to restructure our corporate organization, (iii) our ability to obtain adequate liquidity and financing sources, (iv) our ability to maintain customers’ confidence in our viability as a continuing entity and to attract and retain sufficient business from them, (v) our ability to retain key employees and (vi) the overall strength and stability of general economic conditions in the global markets. The failure of any of these factors could materially adversely affect the successful reorganization of our businesses.
In addition, any plan of reorganization will rely upon financial projections, including with respect to revenues, EBITDA, net income, debt service and cash flows. Financial forecasts are necessarily speculative, and it is likely that one or more of the assumptions and estimates that are the basis of these financial forecasts will not be accurate. In our case, the forecasts will be even more speculative than normal, because they may involve fundamental changes in the nature of our capital structure and our corporate structure. Accordingly, we expect that our actual financial condition and results of operations will differ, perhaps materially, from what we have anticipated. Consequently, there can be no assurance that the results or developments contemplated by any plan of reorganization we may implement will occur or, even if they do occur, that they will have the anticipated effects on us and our subsidiaries or our businesses or operations. The failure of any such results or developments to materialize as anticipated could materially adversely affect the successful execution of any plan of reorganization.
As a result of the Chapter 11 proceedings, realization of assets and liquidation of liabilities are subject to uncertainty.
While operating under the protection of the Bankruptcy Code, and subject to Bankruptcy Court approval or otherwise as permitted in the normal course of business, we may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in our consolidated financial statements.
As a result of the Chapter 11 proceedings, our historical financial information may not be indicative of our future financial performance.
Our capital structure and our corporate structure will likely be altered under any plan of reorganization ultimately confirmed by the Bankruptcy Court. Under fresh-start reporting rules that may apply to us upon the effective date of a plan of reorganization, our assets and liabilities would be adjusted to fair values and our accumulated deficit would be restated to nil. Accordingly, if fresh-start reporting rules apply, our financial condition and results of operations following our emergence from Chapter 11 proceedings would not be comparable to the financial condition and results of operations reflected in our historical financial statements. In connection with the Chapter 11 proceedings and the development of a plan of reorganization, it is also possible that additional restructuring and related charges may be identified and recorded in future periods. Such charges could be material to the consolidated financial position and results of operations in any given period.

In certain instances, a Chapter 11 case may be converted to a case under Chapter 7 of the Bankruptcy Code.
Upon a showing of cause, the Bankruptcy Court may convert the Chapter 11 proceedings to cases under Chapter 7 of the Bankruptcy Code. In such event, a Chapter 7 trustee would be appointed or elected to liquidate our assets and the assets of our subsidiaries for distribution in accordance with the priorities established by the Bankruptcy Code. We believe that liquidation under Chapter 7 would result in significantly smaller distributions being made to our creditors than those provided for in a plan of reorganization because of (1) the likelihood that the assets would have to be sold or otherwise disposed of in a distressed fashion over a short period of time rather than in a controlled manner and as a going concern, (2) additional administrative expenses involved in the appointment of a Chapter 7 trustee and (3) additional expenses and claims, some of which would be entitled to priority, that would be generated during the liquidation in connection with a cessation of operations.
Trading in our securities during the term of the Chapter 11 proceedings is highly speculative and poses substantial risks.
Trading in securities of an issuer in bankruptcy is extremely speculative, and there is a very significant risk that investors will lose all or a substantial portion of their investment. We can provide no assurances of recovery for holders of equity or that a plan will be confirmed and consummated, whether such certain circumstances will arise and the amount of any recoveries. Therefore it is impossible to predict at this time whether holders of our debt securities or our equity securities will receive any distribution with respect to, or be able to recover any portion of, their investments. Trading prices for our securities may bear little or no relationship to actual recovery, if any, by holders thereof during the term of the Chapter 11 proceedings.
We caution and urge existing and future investors to carefully consider the significant risks with respect to investments in our securities.

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

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including, but not limited to, the following:
•worldwide production of, and demand for, oil and gas and geographical dislocations in supply and demand;
•the cost of exploring for, developing, producing and delivering oil and gas;
•expectations regarding future energy prices and production;
•advances in exploration, development and production technology;
•the ability of the Organization of Petroleum Exporting Countries ("OPEC"), and other non-member nations, including Russia, to set and maintain levels of production and pricing;
•the decision of OPEC or other non-member nations to abandon production quotas and/or member-country quota compliance within OPEC agreements;
•the level of production in non-OPEC countries;
•international sanctions on oil-producing countries, or the lifting of such sanctions;
•government regulations, including restrictions on offshore transportation of oil and natural gas;
•local and international political, economic and weather conditions;
•domestic and foreign tax policies;
•the development and exploitation of alternative fuels and unconventional hydrocarbon production, including shale;
•worldwide economic and financial problems and the corresponding decline in the demand for oil and gas and, consequently, our services;
•the policies of various governments regarding exploration and development of their oil and gas reserves, accidents, severe weather, natural disasters and other similar incidents relating to the oil and gas industry; and
•the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East, Eastern Europe or other geographic areas or further acts of terrorism in the United States, Europe or elsewhere.

Decreases in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, have negatively affected and could continue to negatively affect our future performance. Brent bottomed out at $9 a barrel in April 2020 before a recovery in oil and gas prices towards the end of 2020 with Brent reaching $52 a barrel at December 31, 2020. However, there is no guarantee the price recovery will be sustained going forward and prices can fluctuate significantly in the future. While the outlook has improved substantially as a result of the development of effective vaccines and agreed production cuts between OPEC members and Russia, demand has recovered at a slower pace than initially expected, and demand levels remain significantly below those levels reached in late 2019 before the COVID-19 pandemic as the market continues to be oversupplied. Uncertainty remains around the timing and speed of a global economic recovery and therefore the timing of any increase in oil demand, although the Company anticipates some degree of market recovery by mid-2022. Since the supply of rigs in the market still outweighs demand there will continue to be a dampening effect on utilization levels and dayrates across all segments in 2021. However, the Company anticipates that it will continue to see accelerated retirement of older, and long-term stacked assets coupled with an expected increase in demand in late 2021, and this should go towards addressing the imbalance between demand and supply.

Continued periods of low demand can cause excess rig supply and intensify competition in our industry, which often results in drilling rigs, particularly older and less technologically advanced drilling rigs, being idle for long periods of time. We cannot predict the future level of demand for drilling rigs or future conditions of the oil and gas industry with any degree of certainty. In response to the decrease in the prices of oil and gas, a number of our oil and gas company customers have announced significant decreases in budgeted expenditures for offshore drilling. Any future decrease in exploration, development or production expenditures by oil and gas companies could further reduce our revenues and materially harm our business.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, which could reduce demand for our services and adversely affect our business, including:
•the availability and quality of competing offshore drilling units;
•the availability of debt financing on reasonable terms;
•the level of costs for associated offshore oilfield and construction services;
•oil and gas transportation costs;
•the level of rig operating costs, including crew and maintenance;
•the discovery of new oil and gas reserves;
•the political and military environment of oil and gas reserve jurisdictions; and
•regulatory restrictions on offshore drilling.

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

The oil and gas drilling industry is cyclical and is currently in a prolonged down cycle since 2014 and uncertainty remains around the timing and speed of any increase in oil demand, although the Company anticipates some degree of market recovery by mid-2022.

If we are unable to secure contracts for our drilling units upon the expiration of our existing contracts, we may idle or stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items.

As of December 31, 2020, we had two "warm stacked" units, which means the rig is kept operational and ready for redeployment, and maintains most of its crew, and seven "cold stacked" units, which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed. Without new drilling contracts or additional financing being available when needed or available only on unfavorable terms, we will be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional drilling unit acquisitions or otherwise take advantage of business opportunities as they arise.

In the current environment, our customers may also seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower dayrates. Our inability, or the inability of our customers to perform, under our or their contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

From time to time, we are approached by potential buyers for the outright purchase of some of our drilling units, businesses or other fixed assets. We may determine that such a sale would be in our best interests and agree to sell certain drilling units or other assets. Such a sale could have an impact on short-term liquidity and net income. We may recognize a gain or loss on disposal depending on whether the fair value of the consideration received is higher or lower than the carrying value of the asset.

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
As of December 31, 2020, our contract backlog was approximately $46.8 million.
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
As of March 31, 2021, we have two drilling units on contract expiring in 2021. Our ability to renew these contracts or obtain new contracts will depend on our customers and prevailing market conditions, which may vary among different geographic regions and types of drilling units.
If we are unable to secure contracts for our drilling units we may continue to idle or stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. As at December 31, 2020 we had nine units either "warm stacked," which means the rig is kept operational and ready for redeployment, and maintains most of its crew, or "cold stacked," which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed.

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
The market values of drilling units have declined as a result of the recent continued decline in the price of oil, which has been impacted by the spending plans of our customers. If the offshore contract drilling industry suffers further adverse developments in the future, the fair market value of our drilling units may decline further. The fair market value of the drilling units that we currently own, or may acquire in the future, may increase or decrease depending on a number of factors, including:
•the general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;
•the types, sizes and ages of drilling units;
•the supply and demand for drilling units;
•the costs of newbuild drilling units;
•the prevailing level of drilling services contract dayrates;
•governmental or other regulations; and
•technological advances.

If drilling unit values fall significantly, we may have to record an impairment adjustment in our Consolidated Financial Statements, which could adversely affect our financial results and condition and cause us to breach covenants in our finance agreements.
Our business and operations involve numerous operating hazards, and in the current market we are increasingly required to take additional contractual risk in our customer contracts and we may not be able to procure insurance to adequately cover potential losses.
Our operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch-throughs, cratering, fires, explosions and pollution. Contract drilling and well servicing requires the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental or natural resource damage, claims by third parties or customers and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. We customarily provide contract indemnity to our customers for claims relating to damage to or loss of our equipment, including rigs and claims relating to personal injury or loss of life.

Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations, or extensive uncontrolled fires. We may also be subject to property, environmental, natural resource, personal injury and other damage claims by private parties, including oil and gas companies, as well as administrative, civil and criminal penalties or injunctions by government authorities.

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

In addition, a court may decide that certain indemnities in our current or future contracts are not enforceable. For example, in a 2012 decision in a case related to the fire and explosion that took place on the unaffiliated Deepwater Horizon Mobile Offshore Drilling Unit in the Gulf of Mexico in April 2010, or the Deepwater Horizon Incident (to which we were not a party), the U.S. District Court for the Eastern District of Louisiana invalidated certain contractual indemnities for punitive damages and for civil penalties under the U.S. Clean Water Act, or the "CWA," under a drilling contract governed by U.S. maritime law as a matter of public policy. Further, pollution and environmental risks generally are not totally insurable. If a significant accident or other event occurs that is not fully covered by our insurance or an enforceable or recoverable indemnity from a customer, the occurrence could adversely affect our performance.

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
We are subject to the risks associated with having a limited number of customers for our services. We currently derive the majority of our revenues and cash flow from a small number of customers. For the year ended December 31, 2020, BP, Reliance and ExxonMobil accounted for 75.8%, 8.6% and 8.3% of our total revenues, respectively. Our results of operations could be materially adversely affected if any of our major customers fail to compensate us for our services, or cancel or re-negotiate our contracts.
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
Equipment maintenance costs fluctuate depending upon the type of activity that the unit is performing and the age and condition of the equipment, as well as the applicable environmental, safety and maritime regulations and standards. Our operating expenses and maintenance costs depend on a variety of factors, including crew costs, provisions, equipment, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control.
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

Consolidation and governmental regulation of suppliers may increase the cost of obtaining supplies or restrict our ability to obtain needed supplies
We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including, but not limited to, drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, such as blow-out preventers, we are dependent on the original equipment manufacturer for repair and replacement of the item or its spare parts. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services, thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on our results of operations and result in rig downtime, and delays in the repair and maintenance of our drilling rigs.
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
Every offshore drilling unit is a registered marine vessel and must be "classed" by a classification society to fly a flag. The classification society certifies that the drilling unit is "in-class," signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. Our drilling units are certified as being "in class" by the American Bureau of Shipping, or "ABS", Det Norske Veritas and Germanisher Lloyd, or "DNV GL," and the relevant national authorities in the countries in which our drilling units operate. If any drilling unit loses its flag, does not maintain its class, fails any periodical survey or special survey and/or fails to satisfy any laws of the country of operation, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable. Any such inability to carry on operations or be employed could have a material adverse impact on the results of operations.
The international nature of our operations involves additional risks including foreign government intervention in relevant markets.
We operate in various regions throughout the world. As a result of our international operations, we may be exposed to political and other uncertainties, particularly in less developed jurisdictions, including risks of:
•terrorist acts, armed hostilities, war and civil disturbances;
•acts of piracy, which have historically affected ocean-going vessels;
•abduction, kidnapping and hostage situations;
•significant governmental influence over many aspects of local economies;
•the seizure, nationalization or expropriation of property or equipment;
•absence of laws or uncertainty of outcome in foreign court proceedings;
•the repudiation, nullification, modification or renegotiation of contracts;
•lack of cooperation with our due diligence or compliance practices;
•limitations on insurance coverage, such as war risk coverage, in certain areas;
•political unrest;
•foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;
•the inability to repatriate income or capital;
•complications associated with repairing and replacing equipment in remote locations;
•import-export quotas, wage and price controls, and the imposition of trade barriers;
•U.S., European Union and other foreign sanctions or trade embargoes;
•anti-boycott regulations;
•compliance with various jurisdictional regulatory or financial requirements;
•compliance with and changes in taxation;
•other forms of government regulation and economic conditions that are beyond our control; and
•governmental corruption.
In addition, international contract drilling operations are subject to various laws and regulations of the countries in which we operate, including laws and regulations relating to:
•the equipping and operation of drilling units;
•exchange rates or exchange controls;
•the repatriation of foreign earnings;
•oil and gas exploration and development;
•the taxation of offshore earnings and the earnings of expatriate personnel; and
•the use and compensation of local employees and suppliers by foreign contractors.

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
Accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. For example, in 2015 and 2016, the United States President issued three Presidential Memoranda and an Executive Order withdrawing certain areas of the Outer Continental Shelf in the Atlantic Coast, Alaska and Arctic from mineral leasing under Section 12(a) of the Outer Continental Shelf Land Act, or “OCSLA.” Canada issued a similar ban on new drilling in Canadian Arctic waters in December 2016. President Trump issued Executive Order 13795 on April 28, 2017, directing the Department of the Interior to reconsider prior actions to limit or regulate offshore oil and gas development and revoking the 2015 and 2016 withdrawals. Environmental groups challenged the Executive Order and the U.S. District Court for the District of Alaska vacated the portion of the Executive Order rolling back the withdrawals; the Trump Administration appealed the decision to the Court of Appeals for the Ninth Circuit, which remains pending. On January 20, 2021, President Biden issued Executive Orders revoking Executive Order 13795 and pausing new oil and gas leasing in federal waters, including the Gulf of Mexico, pending a comprehensive review of the leasing program. In addition, environmental groups have challenged numerous lease sales offered by the Department of the Interior under the 2017-2022 five-year lease program and that litigation remains pending. As a result it is difficult to predict if and when such areas may be made available for future exploration activities. We may be required to make significant capital expenditures or operational changes to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity.
Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations.
The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside our control and some of which may result from the failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory trading obligations could also result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, the seizure of shipments and the loss of import and export privileges.
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
Our operations are subject to numerous international, national, state and local laws and regulations, treaties and conventions in force in international waters and the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. These requirements include, but are not limited to the conventions under the auspices of the United Nation's International Maritime Organization, or the "IMO," the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended, or "MARPOL," including the designation of Emission Control Areas, or "ECAs" thereunder, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended, or the "CLC," the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the "Bunker Convention," the International Convention for the Safety of Life at Sea of 1974, as from time to time amended, or "SOLAS," the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the "ISM Code," the IMO International Convention on Load Lines in 1966, as from time to time amended, the International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004 or the "BWM Convention," the U.S. Oil Pollution Act of 1990, or the "OPA," requirements of the U.S. Coast Guard, or the "USCG," the U.S. Environmental Protection Agency, or the "EPA," the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or "CERCLA," the U.S. Maritime Transportation Security Act of 2002, or the "MTSA," the U.S. Outer Continental Shelf Lands Act, or "OCSLA," certain regulations of the European Union and the laws and regulations of other countries in which we operate. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lifetime of our drilling units. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the resale prices or useful lives of our rigs. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.

Certain environmental laws impose strict liability for the remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil or chemical spill for which we are deemed a responsible party could result in us incurring significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Further increased regulation of the shipping industry or modifications to statutory liability schemes, could expose us to further potential financial risk in the event of any such oil or chemical spill.

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

Our drilling units could cause the release of oil or hazardous substances. Any releases may be large in quantity, above our permitted limits or occur in protected or sensitive areas where environmental groups or governmental authorities have special interests. Any releases of oil or hazardous substances could result in fines and other costs to us, such as costs to upgrade our drilling rigs, clean up the releases and comply with more stringent requirements in our discharge permits. Moreover, these releases may expose us to private litigation or result in our customers or governmental authorities suspending or terminating our operations in the affected area(s), which could have a material adverse effect on our business, results of operations and financial condition.

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
We currently operate, and historically have operated, our drilling units in a number of countries throughout the world, including some with developing economies. We interact with government regulators, licensor's, port authorities and other government entities and officials. Also, our business interaction with national oil companies as well as state or government-owned shipbuilding enterprises and financing agencies puts us in contact with persons who may be considered to be "foreign officials" under the FCPA and UK Bribery Act. We are subject to the risk that we or our affiliated companies or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws, including the FCPA and the U.K. Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
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

If our drilling units are located in countries that are subject to or targeted by economic sanctions, export restrictions or other operating restrictions imposed by the United States, the United Kingdom, European Union or other governments, our reputation and the market for our debt and common units could be adversely affected.
The U.S., the U.K., European Union and other governments impose economic sanctions against certain countries, persons and other entities that restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions in particular are targeted against countries (such as Russia, Venezuela, Iran and others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities. U.S., U.K., European Union and other economic sanctions change frequently and enforcement of economic sanctions worldwide is increasing.
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
On November 24, 2013, the United States, United Kingdom, Germany, France, Russia and China, or the "P5+1," entered into an interim agreement with Iran entitled the "Joint Plan of Action," or the "JPOA." Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is only used for peaceful purposes, the United States and the European Union would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the United States and the European Union began implementing the temporary relief measures provided for under the JPOA.

The JPOA was subsequently extended twice. On July 14, 2015, the P5+1 and the European Union, at the time including the U.K., announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program, or the "JCPOA," to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and not involving U.S. persons. On January 16, 2016, or the Implementation Day, the United States joined the European Union and the U.N. in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the "IAEA," that Iran had satisfied its respective obligations under the JCPOA.

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

On May 8, 2018, the U.S. announced it was ending its participation in the JCPOA, and began to take steps to re-impose economic sanctions broadly targeting the Iranian economy. OFAC announced that sanctions that had been lifted under the JCPOA would be re-instated after a wind-down period, some on August 6, 2018, and others on November 4, 2018. The announcement largely did not establish new sanctions on Iran, but re-imposed in concrete fashion, sanctions that had been revoked previously. Notably, at the end of the wind down period, hundreds of Iranian counterparties whose sanctioned status had been lifted pursuant to the JCPOA were once again formally designated by the U.S. government as restricted parties. Also, at the end of the wind-down period, OFAC revoked the general authorization ("General License H") which allowed non-U.S. companies owned or controlled by U.S. companies to engage in certain business with Iran. Since the U.S. withdrew from the JCPOA, OFAC has, on several occasions in 2019 and 2020, added Iranian and other individuals and entities to the SDN List, while issuing further advisories on Iran sanctions risks, particularly when acting within or parallel to the maritime petroleum shipping industry. Further, OFAC issued sanctions on specific sectors of the Iranian economy, including the iron, steel, aluminum and copper sectors (May 8,

2019), the construction, mining, manufacturing or textiles sectors (January 10, 2020), and the financial sector (October 8, 2020). These sector-wide sanctions also authorize the imposition of secondary sanctions on non-U.S. persons and non-U.S. financial institutions who engage in certain dealings in those sectors, including the potential designation of such persons or financial institutions themselves.

OFAC sanctions targeting Venezuela have likewise increased throughout 2018 and 2019. In 2018, OFAC issued sanctions prohibiting U.S. persons transacting with certain financial services or debt instruments affiliated with Venezuela or its government. Additionally, between November 2018 and May 2019, OFAC issued sanctions on a number of sectors of the Venezuelan economy including the oil sector, as well as the gold, financial and defense/security sectors while adding Venezuelan and other affiliated individuals and entities to the SDN List.

On January 28, 2019, OFAC added Petroleos de Venezuela, S.A., the Venezuela state-owned oil company, to the SDN List, and prohibited U.S. persons from transacting with it and its subsidiaries (e.g. CITGO Holding, Inc., ("CITGO") and PDV Holding, Inc. ("PDVH")). Through a series of general licenses (currently Venezuela General License 2A and Venezuela General License 7C), some of which are temporary, the U.S. government authorized transactions involving CITGO and PDVH that would otherwise be prohibited. To further expand the sanctions on Venezuela, the President issued Executive Order 13884 on August 5, 2019 that added the government of Venezuela itself to the SDN List, and sanctioned all entities owned or controlled by, or to have acted or purported to act for or on behalf of, directly or indirectly the government of Venezuela. OFAC has also imposed sanctions on non-Venezuelan firms for operating in Venezuela. On February 18, 2020, OFAC imposed sanctions on Switzerland-based firm Rosneft Trading S.A., due to its operations in the oil sector of Venezuela. On November 30, 2020, OFAC imposed sanctions on the Chinese state owned entity China National Electronics Imports and Export Corporation for providing support to Venezuela government entities.

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

On December 14, 2020, the United States Department of State rescinded its designation of Sudan as a State Sponsor of Terrorism, and on January 14, 2021, the U.S. Department of Commerce effectuated the change resulting in certain items being eligible for export to Sudan and export license exceptions being applicable for exports to Sudan.

On December 18, 2020, the U.S. Department of Commerce Bureau of Industry and Security (“BIS”) designated a number of Chinese parties on the Entity List, including parties involved in the offshore drilling and maritime industries such as China Communications Construction Company Ltd. Most items subject to the Export Administration Regulations (“EAR”) now require a license to export or re-export to such parties. On January 14, 2021, BIS added Chinese National Offshore Oil Corporation to the Entity List. On December 23, 2020, BIS also established a Military End User List (“MEUL”) and designated over 100 parties from China and Russia on the MEUL, including those in the offshore drilling and maritime industries. Certain items subject to the EAR require a license from BIS to export or re-export to such parties.

On February 11, 2021 President Biden signed Executive Order 14014 Blocking Property with Respect to the Situation in Burma (Myanmar) imposing sanctions on individuals associated with the Myanmar military, followed thereafter by OFAC adding certain individuals and companies to the SDN List on that basis. On February 11, 2021 BIS announced that it would apply a presumption of denial for items requiring a license for export to select Myanmar government agencies. On March 4, 2021 BIS added certain Myanmar government agencies to the Entity List and imposed restrictions on exports and reexports to Myanmar, to military end users and for military end uses comparable to the restrictions imposed on such persons in China, Russia, and Venezuela. On March 25, 2021 OFAC added to the SDN List Myanmar Economic Holdings Public Company Limited and Myanmar Economic Corporation Limited, on the basis these two military holding companies dominate certain sectors of Myanmar’s economy, including natural resources.

From time to time, we may enter into drilling contracts with countries or government-controlled entities that are subject to sanctions, export restrictions, and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism where entering into such contracts would not violate U.S. law, or may enter into drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. However, this could negatively affect our ability to obtain investors. In some cases, U.S. investors would be prohibited from investing in an arrangement in which the proceeds could directly or indirectly be transferred to or may benefit a sanctioned entity. Moreover, even in cases where the investment would not violate U.S. law, potential investors could view such drilling contracts negatively, which could adversely affect our reputation and the market for our common units.

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

As stated above, we believe that we are in compliance with all applicable economic sanctions and embargo laws and regulations, and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Rapid changes in the scope of global sanctions may also make it more difficult for us to remain in compliance. Any violation of applicable economic sanctions could result in civil or criminal penalties, fines, enforcement actions, legal costs, reputational damage or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Additionally, some investors may decide to divest their interest, or not to invest, in our common units simply because we may do business with companies that do business in sanctioned countries. Moreover, our drilling contracts may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us, or our drilling rigs, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

A continuing economic downturn could have a material adverse effect on our revenue, profitability and financial position.

We depend on our customers' willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and the demand for energy, including oil and gas. The world economy is currently facing a number of challenges. Concerns persist regarding the debt burden of certain European countries and their ability to meet future financial obligations and the overall stability of the Euro. Further, the COVID-19 outbreak that began in December 2019 was declared a global pandemic on March 11, 2020 by the World Health Organization. The COVID-19 outbreak has had numerous effects on the global economy and has caused a global economic downturn. While there are some signs of an economic recovery, economic activity is still depressed as a result of continuing restrictions in response to the pandemic and high levels of unemployment and associated economic uncertainty. A renewed period of adverse development in the outlook for the financial stability of European countries, or market perceptions concerning these and related issues, could reduce the overall demand for oil and natural gas and for our services and thereby could affect our financial position, results of operations and cash available for distribution. In addition, turmoil and hostilities in the Ukraine, Korea, the Middle East, North Africa and other geographic areas and countries are adding to the overall risk picture.

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

On June 23, 2016, the U.K. held a referendum in which voters approved an exit from the E.U., commonly referred to as “Brexit”. The U.K.’s withdrawal from the E.U. occurred on January 31, 2020, but the U.K. remained in the E.U.’s customs union and single market for a transition period that expired on December 31, 2020. On December 24, 2020, the U.K. and the E.U. entered into a trade and cooperation agreement (the “Trade and Cooperation Agreement”), which was applied on a provisional basis from January 1, 2021. While the economic integration does not reach the level that existed during the time the U.K. was a member state of the E.U., the Trade and Cooperation Agreement sets out preferential arrangements in areas such as trade in goods and in services, digital trade and intellectual property. Negotiations between the U.K. and the E.U. are expected to continue in relation to the relationship between the U.K. and the E.U. in certain other areas which are not covered by the Trade and Cooperation Agreement. The long-term effects of Brexit will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the United Kingdom and the European Union.

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

In the aftermath of the Deepwater Horizon Incident (in which we were not involved), various governmental agencies, including the U.S. Department of the Interior, or "DOI," U.S. Bureau of Safety and Environmental Enforcement ("BSEE") and its predecessor, the U.S. Bureau of Ocean Energy Management ("BOEM"), and the U.S. Occupational Safety and Health Administration issued new and revised regulations and guidelines governing environmental protection, public and worker health and safety, financial assurance requirements, inspection programs and other well control measures relating to our drilling rigs.
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
In addition, the oil and gas industry has adopted new equipment and operating standards, such as the American Petroleum Institute Standard 53 relating to the design, maintenance, installation and testing of well control equipment. Current and pending regulations, guidelines and standards for safety, environmental and financial assurance, such as the above, and any other new guidelines or standards the U.S. government or industry may issue (including relating to catastrophic events involving pollution from oil exploration and development activities) or any other steps the U.S. government or industry may take relating to our business activities, could disrupt or delay operations, increase the cost of operations, increase out-of-service time or reduce the area of operations for drilling rigs in U.S. and non-U.S. offshore areas.
As new standards and procedures are being integrated into the existing framework of offshore regulatory programs, there may be increased costs associated with regulatory compliance and delays in obtaining permits for other operations such as re-completions, workovers and abandonment activities.
We are not able to predict the likelihood, nature or extent of additional rule making or when the interim rules, or any future rules, could become final. The current and future regulatory environment in the U.S. Gulf of Mexico could impact the demand for drilling units in the U.S. Gulf of Mexico in terms of overall number of rigs in operations and the technical specification required for offshore rigs to operate in the U.S. Gulf of Mexico. Additional governmental regulations concerning leasing, licensing, taxation, equipment specifications, training requirements or other matters could increase the costs of our operations, and escalating costs borne by our customers, along with permitting delays, could reduce exploration and development activity in the U.S. Gulf of Mexico and, therefore, reduce demand for our services. In addition, insurance costs across the industry have increased as a result of the Deepwater Horizon Incident and, in the future, certain insurance coverage is likely to become more costly and may become less available or not available at all. We cannot predict the potential impact of new regulations that may be forthcoming, nor can we predict if implementation of additional regulations might subject us to increased costs of operating and/or a reduction in the area of operation in the U.S. Gulf of Mexico. As such, our cash flow and financial position could be adversely affected if our ultra-deepwater semi-submersible drilling rigs and ultra-deepwater drillships operating in the U.S. Gulf of Mexico were subject to the risks mentioned above.
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

In addition, the European Union has indicated that it may propose in the future an expansion of the existing European Union Emissions Trading Scheme to include GHG emissions from marine vessels. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tonnes) calling at European Union ports from January 2018 collect and publish data on carbon dioxide emissions and other information. In the United States, the EPA, has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit GHG emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to GHG emissions from drilling units, the EPA has received petitions from the California Attorney General and various environmental groups seeking such regulation. Separately, in June 2016, the EPA finalized rules to reduce methane emissions from new, modified or reconstructed sources in the oil and natural gas sector; although, in September 2020, the EPA finalized amendments that relaxed or rescinded the rules. On January 20, 2021, President Biden issued an Executive Order directing the EPA to consider revising or rescinding the 2019 rules. Additionally, the United States Congress has considered legislation to reduce emissions of GHGs and many states and regions have already taken legal measures to reduce or measure GHG emission levels, often involving the planned development of GHG emission inventories and/or regional cap and trade programs.

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

Additionally, adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for the use of alternative energy sources. In addition, parties concerned about the potential effects of climate change have directed their attention at sources of funding for energy companies, which has resulted in certain financial institutions, funds and other sources of capital, restricting or eliminating their investment in or lending to oil and gas activities. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business, including capital expenditures to upgrade our drilling rigs, which we cannot predict with certainty at this time. Finally, growing attention to climate change risks has resulted in increased likelihood of governmental investigations and private litigation, which could increase our costs or otherwise adversely affect our business. Finally, most scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce significant physical effects, such as increased frequency and severity of storms, hurricanes and other climatic events. In particular, certain areas in and near the U.S. Gulf of Mexico experience hurricanes and other extreme weather conditions on a relatively frequent basis. Some of our assets in the U.S. Gulf of Mexico are susceptible to damage and/or total loss by these storms. High winds and turbulent seas could also result disruptions in our operations due to damage to other related facilities in the area. If any such effects were to occur, they could have a significant financial and operational adverse impact on our business or cause us to incur significant costs in preparing or responding to those effects.

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
Acts of terrorism, piracy, cyber-attacks, political and social unrest could affect the markets for drilling services, which may have a material adverse effect on our results of operations.

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
Public health threats, such as the coronavirus, or COVID-19, outbreak could have an adverse effect on our operations and financial results.
Public health threats, such as Ebola, influenza, Severe Acute Respiratory Syndrome ("SARS"), the Zika virus, COVID-19 and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, could adversely impact our operations and the operations of our customers. For example, the outbreak of COVID-19 has been declared by the World Health Organization as a pandemic and has spread across the globe to many countries in which we do business and is impacting worldwide economic activity. Public health threats in any area, including areas where we do not operate, could disrupt international transportation. Our crews generally work on a rotation basis, with a substantial portion relying on international air transport for rotation. Any disruptions could impact the cost of rotating our crews, and possibly impact our ability to maintain a full crew on all rigs at a given time. We continue to evaluate the impact that COVID-19 could have on our business. The continued spread of COVID-19, the measures taken by the governments of countries affected, actions taken to protect employees, and the impact of the pandemic on various business activities in affected countries and any other public health threats and related consequences could adversely affect our financial condition, results of operations and cash flows.

Risks Relating to an Investment in our Units
Our filing for Chapter 11 protection within the US Bankruptcy Code could result in a significant reduction or elimination of current shareholder positions.
We and a substantial number of our consolidated subsidiaries filed voluntary petitions for relief under Chapter 11. This was part of our previously announced efforts to re-align our balance sheet to current market conditions by materially reducing our overall level of indebtedness. The filing for Chapter 11 provides a platform with respect to a comprehensive restructuring of our debt under Chapter 11 proceedings. The outcome of this process and future capital structure remain in negotiation. It is likely to involve significant equitization of debt and thereby material reductions to current unitholders positions. Accordingly investors may lose part or the full value of their investments.
Our common units are currently traded on the OTC Pink Market, which could adversely affect the market liquidity of our common units and harm our business.
Our common units currently trade on the over-the-counter market ("OTC") under the ticker symbol "SDLPQ."
The OTC Pink Market is an over-the-counter market that is a significantly more limited market than the NYSE. Securities traded on the OTC markets are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts. Trading on the OTC Pink Market or one of the other OTC markets may result in a reduction in some or all of the following, each of which could have a material adverse effect on our unitholders:
•the volume and liquidity of our common units;
•the market price of our common units;
•our ability to raise additional financing through public or private sales of equity securities or obtain other financing;
•the number of institutional and other investors that will consider investing in our common units;
•the number of market makers in our common units;
•the availability of information concerning the trading prices and volume of our common units; and
•the number of broker-dealers willing to execute trades in our common units.
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
The market price of our common units has fluctuated widely and may continue to do so as a result of many factors, such as actual or anticipated fluctuations in our operating results, changes in our distributions to unitholders, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Further, there may be no continuing active or liquid public market for our common units. If an active trading market for our common units does not continue, the price of our common units may be more volatile and it may be more difficult and time consuming to complete a transaction in the common units, which could have an adverse effect on the realized price of the common units. In addition, an adverse development in the market price for our common units could negatively affect our ability to issue new equity to fund our activities. For our common unit price history, refer Item 9 - "The Offer and Listing - A. Offer and Listing Details".
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
Our ability to distribute to unitholders any cash we may receive from OPCO or any future operating subsidiaries is or may be limited by a number of factors, including, among others:
•interest expense and principal payments on any indebtedness we may incur;
•restrictions on distributions contained in any of our current or future debt agreements;
•fees and expenses of us, the Seadrill Member, its affiliates or third parties we are required to reimburse or pay; and
•reserves the Board believes are prudent for us to maintain for the proper conduct of our business or to provide for future distributions.
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
The payment of principal and interest on our debt will reduce cash available for distribution to us and our unitholders. Our and OPCOs financing agreements contain restrictions on our or OPCO's ability to pay distributions to our unitholders or to us, respectively, under certain circumstances. In addition, our financing agreements contain provisions that, upon the occurrence of certain events, permit lenders to terminate their commitments and/or accelerate the outstanding loans and declare all amounts due and payable, which may prevent us from paying distributions to our unitholders.
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
As of March 31, 2021, Seadrill owned 34.9% of our common units and 100% of our subordinated units, and owned and controlled the Seadrill Member. Certain of our officers and directors are directors and/or officers of Seadrill and its subsidiaries and, as such, they have fiduciary duties to Seadrill that may cause them to pursue business strategies that disproportionately benefit Seadrill or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Seadrill and its subsidiaries on the one hand, and us and our unitholders, on the other hand. Although a majority of our Board is elected by common unitholders, the Seadrill Member will likely have substantial influence on decisions made by the Board. Refer to Item 7 - "Major Unitholders and Related Party Transactions - B. Related Party Transactions".

These conflicts include, among others, the following situations:
•neither our operating agreement nor any other agreement requires the Seadrill Member or Seadrill or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Seadrill's officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Seadrill, which may be contrary to our interests;
•our operating agreement provides that the Seadrill Member may make determinations to take or decline to take actions without regard to the interests of us or our unitholders. Specifically, the Seadrill Member may exercise its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, consent or withhold consent to any merger or consolidation of us, appoint any directors or vote for the election of any director, vote or refrain from voting on amendments to our operating agreement that require a vote of the outstanding units, voluntarily withdraw from us, transfer (to the extent permitted under our operating agreement) or refrain from transferring its units, the Seadrill Member interest or incentive distribution rights or vote upon our dissolution;
•the Seadrill Member and our directors and officers have limited their liabilities and any fiduciary duties they may have under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by the Seadrill Member and our directors and officers, all as set forth in the operating agreement;
•the Seadrill Member is entitled to reimbursement of all costs incurred by it and its affiliates for our benefit;
•our operating agreement does not restrict us from paying the Seadrill Member or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities;
•the Seadrill Member may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and
•the Seadrill Member is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

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
Conflicts of interest may arise because of the relationships between us and our unitholders, on the one hand, and OPCO, and its other owner, Seadrill, on the other hand. Seadrill owns a 42% limited partner interest in Seadrill Operating LP, a 49% limited liability company interest in Seadrill Capricorn Holdings LLC and a 100% limited liability company interest in the Seadrill Member. Our directors have duties to manage OPCO in a manner beneficial to us. At the same time, our directors have a duty to manage OPCO in a manner beneficial to OPCO's owners, including Seadrill. For example, conflicts of interest may arise in the following situations:

•the allocation of shared overhead expenses between us and OPCO;
•the interpretation and enforcement of contractual obligations between us and our affiliates, on the one hand, and OPCO or its subsidiaries, on the other hand;
•the determination and timing of the amount of cash to be distributed to OPCO's owners and the amount of cash to be reserved for the future conduct of OPCO's business;
•the decision as to whether OPCO should make asset or business acquisitions or dispositions, and on what terms;
•the determination of the amount and timing of OPCO's capital expenditures;
•the determination of whether OPCO should use cash on hand, borrow or issue equity to raise cash to finance maintenance or expansion capital projects, repay indebtedness, meet working capital needs or otherwise; and
•any decision we make to engage in business activities independent of, or in competition with, OPCO.

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
•The unitholders are unable to remove the Seadrill Member without its consent because the Seadrill Member and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove the Seadrill Member. As of March 31, 2021, Seadrill owned 35% of the outstanding common units.
•If the Seadrill Member is removed without "cause" during the subordination period and units held by the Seadrill Member and Seadrill are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units, any existing arrearages on the common units will be extinguished, and the Seadrill Member will have the right to convert its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of the Seadrill Member under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we have met certain distribution and performance tests. Any conversion of the Seadrill Member interest or incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. "Cause" is narrowly defined to mean that with respect to a director or officer, a court of competent jurisdiction has entered a final, non-appealable judgment finding such director or officer liable for actual fraud or willful misconduct, and with respect to the Seadrill Member, the Seadrill Member is in breach of the operating agreement or a court of competent jurisdiction has entered a final, non-appealable judgment finding the Seadrill Member liable for actual fraud or willful misconduct against us or our members, in their capacity as such. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by the Seadrill Member, so the removal of the Seadrill Member because of the unitholders' dissatisfaction with the Seadrill Member's decisions in this regard would most likely result in the termination of the subordination period.
•Common unitholders are entitled to elect up to four of the members of the Board. The Seadrill Member in its sole discretion appoints the remaining three directors.
•Election of the four directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by the Seadrill Member serve for terms determined by the Seadrill Member.
•Our operating agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.
•Unitholders' voting rights are further restricted by the operating agreement provision providing that if any person or group owns beneficially more than 5% of any class of units then outstanding, any such units owned by that person or group in excess of 5% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to the Board), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 5% will effectively be redistributed pro rata among the other common unitholders holding less than 5% of the voting power of all classes of units entitled to vote. The Seadrill Member, its affiliates and persons who acquired common units with the prior approval of the Board are not subject to this 5% limitation except with respect to voting their common units in the election of the elected directors.
•There are no restrictions in our operating agreement on our ability to issue additional equity securities.
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
Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We hold a meeting of the members every year to elect one or more members of the Board and to vote on any other matters that are properly brought before the meeting. Common unitholders are entitled to elect only four of the seven members of the Board. The elected directors are elected on a staggered basis and serve for three-year terms. The Seadrill Member in its sole discretion appoints the remaining three directors and sets the terms for which those directors will serve. The operating agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management. Unitholders have no right to elect the Seadrill Member, and the Seadrill Member may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common and subordinated units, including any units owned by the Seadrill Member and its affiliates, voting together as a single class.
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
Our operating agreement provides that the Board has the authority to oversee and direct our operations, management and policies on an exclusive basis. The Marshall Islands Act states that a member's or manager's "duties and liabilities may be expanded or restricted by provisions in a limited liability company agreement." As permitted by the Marshall Islands Act, our operating agreement contains provisions that reduce the standards to which the Seadrill Member and our directors and officers may otherwise be held by Marshall Islands law. For example, our operating agreement:
•provides that the Seadrill Member may make determinations or take or decline to take actions without regard to the interests of us or our unitholders. The Seadrill Member may consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by the Seadrill Member are made by its sole owner, Seadrill. Specifically, the Seadrill Member may decide to exercise its right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, call right, pre-emptive rights or registration rights, consent or withhold consent to any merger or consolidation, appoint any directors or vote for the election of any director, vote or refrain from voting on amendments to our operating agreement that require a vote of the outstanding units, voluntarily withdraw from us, transfer (to the extent permitted under our operating agreement) or refrain from transferring its units, the Seadrill Member interest or incentive distribution rights or vote upon our dissolution;
•provides that the Board and officers are entitled to make other decisions in "good faith," meaning they believe that the decision is in our best interests;
•generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the Board and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be "fair and reasonable" to us and that, in determining whether a transaction or resolution is "fair and reasonable," the Board may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and
•provides that neither the Seadrill Member nor our officers or directors will be liable for monetary damages to us, our members or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the Seadrill Member, our directors or officers or those other persons engaged in actual fraud or willful misconduct.
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
We have granted registration rights to Seadrill and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file. As of March 31, 2021, Seadrill owned 2,627,575 common units and 1,654,335 subordinated units and all of the incentive distribution rights (through its ownership of the Seadrill Member). Following their registration and sale under an applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.
If we cease to control OPCO, we may be deemed to be an investment company under the Investment Company Act of 1940 which could force us to restructure and restrict our future activities.
If we cease to manage and control OPCO and are deemed to be an investment company under the Investment Company Act of 1940 because of our ownership of OPCO interests, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage and require us to add additional independent directors.
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
We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. Our issuance of additional common units or other equity securities of equal or senior rank will have the following effects:
•our unitholders' proportionate ownership interest will decrease;
•the amount of cash available for distribution on each unit may decrease;
•because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;
•the relative voting strength of each previously outstanding unit may be diminished; and
•the market price of the common units may decline.

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.
During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $3.8750 per unit, plus any unpaid minimum quarterly distributions on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. For a description of the subordination period, refer to Item 8 - Financial Information - Consolidated Statements and Other Financial Information - The Company's Cash Distribution Policy.
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
If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for any subsequent taxable year), our U.S. unitholders may face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those unitholders make an election available under the U.S. Internal Revenue Code of 1986, as amended (the "Code") (which election could itself have adverse consequences for such unitholders, as discussed below under Item 10 - "Additional Information - E. Taxation"), such unitholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the common units, as if the excess distribution or gain had been recognized ratably over the unitholder's holding period of the common units. In the event that our unitholders face adverse U.S. federal income tax consequences as a result of investing in common units, this could adversely affect our ability to raise additional capital through the equity markets. See Item 10 - "Additional Information - E. Taxation" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.
Investors are encouraged to consult their own tax advisers concerning the overall tax consequences of the ownership of the common units arising in an investor's particular situation under U.S. federal, state, local or foreign law.

General Risk Factors
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
As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to revenues being received and operating expenses paid in currencies other than United States Dollars ("U.S. Dollars" or "US$"). Accordingly, we may experience currency exchange losses if we have not fully hedged our exposure to a foreign currency, or if revenues are received in currencies that are not readily convertible. We may also be unable to collect revenues because of a shortage of convertible currency available in the country of operation, controls over currency exchange or controls over the repatriation of income or capital. We do not use foreign currency forward contracts or other derivative instruments related to foreign currency exchange risk.
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
Our tax returns are subject to review and examination. We do not recognize the benefit of income tax positions that we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges any of our tax positions, including our operational structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries; or if the terms of certain Double Taxation Treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, our taxes on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected. For additional information on tax assessments and claims issued, refer to Note 7 – "Taxation" to the Consolidated Financial Statements included herein.

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
We are currently involved in various litigation and arbitration matters, and we anticipate that we will be involved in dispute matters from time to time in the future. The operating and other hazards inherent in our business expose us to disputes, including personal injury disputes, environmental and climate change litigation, contractual disputes with customers, intellectual property and patent disputes, tax or securities disputes, regulatory investigations and maritime lawsuits, including the possible arrest of our drilling units. We cannot predict, with certainty, the outcome or effect of any claim or other dispute matters, or a combination of these. If we are involved in any future disputes, or if our positions concerning current disputes are found to be incorrect, there may be an adverse effect on our business, financial position, results of operations and available cash, because of potential negative outcomes, the costs associated with asserting our claims or defending such lawsuits and the diversion of management's attention to these matters.
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

Rules adopted by the Securities and Exchange Commission pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require that we assess our internal control over financial reporting annually. The rules governing the standards that must be met for management to assess its internal control over financial reporting are complex. They require significant documentation, testing, and possible remediation of any significant deficiencies in and/or material weaknesses of internal controls in order to meet the detailed standards under these rules. Although we have evaluated our internal control over financial reporting as effective as of December 31, 2020, in future fiscal years, we may encounter unanticipated delays or problems in assessing our internal control over financial reporting as effective or in completing our assessments by the required dates. In addition, we cannot assure you that our independent registered public accountants will attest that internal control over financial reporting is effective in future fiscal years.

If we are unable to maintain effective internal controls over financial reporting and disclosure controls, investors may lose confidence in our reported financial information, which could lead to a decline in the price of common units, limit our ability to access the capital markets in the future and require us to incur additional costs to improve our internal control over financial reporting and disclosure control systems and procedures. Further, if lenders lose confidence in the reliability of our financial statements, it could have a material adverse effect on our ability to fund our operations.

Data protection and regulations related to privacy, data protection and information security could increase our costs and our failure to comply could result in fines, sanctions or other penalties, which could materially and adversely affect our results of operations, as well as have an impact on our reputation.

We are subject to regulations related to privacy, data protection and information security in the jurisdictions in which we do business. As privacy, data protection and information security laws are interpreted and applied, compliance costs may increase, particularly in the context of ensuring that adequate data protection and data transfer mechanisms are in place.

In recent years, there has been increasing regulatory enforcement and litigation activity in the areas of privacy, data protection and information security in the U.S. and in various countries in which we operate. In addition, legislators and/or regulators in the U.S., the European Union and other jurisdictions in which we operate are increasingly adopting or revising privacy, data protection and information security laws that could create compliance uncertainty and could increase our costs or require us to change our business practices in a manner adverse to our business. For example, the European Union and U.S. Privacy Shield framework was designed to allow for legal certainty regarding transfers of data. However, the agreement itself faces a number of legal challenges and is subject to annual review. This has resulted in some uncertainty and compliance obligations with regards to cross-border data transfers. Moreover, compliance with current or future privacy, data protection and information security laws could significantly impact our current and planned privacy, data protection and information security related practices, our collection, use, sharing, retention and safeguarding of consumer and/or employee information and some of our current or planned business activities. Our failure to comply with privacy, data protection and information security laws could result in fines, sanctions or other penalties, which could materially and adversely affect our results of operations and overall business, as well as have an impact on our reputation. For example, the General Data Protection Regulations of the European Union is enforceable in all 28 EU member states as of May 25, 2018 and will require us to undertake enhanced data protection safeguards, with fines for non-compliance up to 4% of global total annual worldwide turnover or €20 million (whichever is higher), depending on the type and severity of the breach.

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
Our website address is www.seadrillpartners.com. Information contained on or accessible from our website is not incorporated by reference into this annual report on Form 20-F and should not be considered a part of this report or any other filing that we make with the SEC. We make available on this website free of charge, our annual reports on Form 20-F, quarterly and semi-annual reports on Form 6-K, and amendments to those reports as soon as reasonably practicable after we electronically file those materials with, or furnish those materials to, the SEC. You may also find on our website information related to our corporate governance, board committees and company code of business conduct and ethics. The SEC also maintains a website, www.sec.gov, which contains reports, proxy statements and other information regarding SEC registrants, including us.
Significant developments for the period from January 1, 2019 through December 31, 2020
In this section we have set out important events in the development of our business. This includes information concerning the nature and results of any material reclassification, merger or consolidation of the company or any of its significant subsidiaries; acquisitions or dispositions of material assets other than in the ordinary course of business; any material changes in the mode of conducting the business; material changes in the types of products produced or services rendered; name changes; or the nature and results of any bankruptcy, receivership or similar proceedings with respect to the company or significant subsidiaries. This section covers the period from January 1, 2019 through December 31, 2020.
Restructuring Agreement and bankruptcy proceedings under Chapter 11
Since 2019 we have been engaged in extensive discussions with our lenders to refinance or extend the debt obligation under our credit facilities that falls due in 2021. However, we were unable to refinance or extend the obligation on terms that were as favorable as the terms of our existing facilities. On December 1, 2020, in consultation and with the support of an ad hoc group of lenders under the Company’s Term Loan B credit facility the Company and certain of our direct and indirect consolidated subsidiaries (the “Debtors”) filed voluntary petitions under chapter 11 of the Bankruptcy Code to preserve value and to continue the operation and marketing its assets. The voluntary petitions for reorganization under Chapter 11 has triggered a stay on enforcement of remedies with respect to our debt obligations.

The Company intends to use the bankruptcy process to ensure that all customer and employee obligations are met without interruption and to complete a consensual restructuring of its debt. The objectives of the restructuring are to build a bridge to a recovery and achieve a sustainable capital structure.

On December 4, 2020, the Southern District of Texas Bankruptcy Court overseeing the Company's chapter 11 restructuring proceedings granted the relief requested in the Company’s first-day motions related to ordinary course business activities. The approved motions give the Company the authority to, among other things, continue to pay employee wages and benefits without interruption, continue to utilize its cash management system and continue to pay critical third-party suppliers and vendors.
Term Loan B super senior loans
We entered into agreements with Term Loan B ("TLB") lenders in July and October 2020 respectively, whereby the TLB interest that was due on June 30, 2020 and September 30, 2020 was converted into super senior loans. As a result, $63.7 million and $63.3 million super senior loans, maturing in February 2021 were created carrying PIK interest of LIBOR plus 1000 basis points and a 10% exit premium. As part of this agreement, the West Vela, West Polaris, T-15 and T-16 have been pledged as collateral for the TLB.

Management agreements

On February 3, 2021 the Company entered into a management agreement with Energy Drilling to maintain, market and operate the Seadrill Partners owned tender rigs T-15, T-16 and West Vencedor. The agreement started a 90-day transition period of services provided from Seadrill Limited to Energy Drilling.

On February 10, 2021 we submitted a motion to the Bankruptcy Court for the approval of a new management services agreement with Vantage Drilling for certain rigs in the Seadrill Partners Fleet. Following the execution of the Vantage Drilling management services agreement, the Debtors continued to receive proposals with respect to the operation of their floater vessels. Because the Vantage Drilling management services agreement remained subject to Bankruptcy Court approval (and was therefore not binding upon the Debtors), the Debtors undertook to assess such alternative proposals. Upon assessing such alternative proposals, the Debtors determined that the commercial proposition served by using a combination of Vantage Drilling, Diamond Offshore Drilling Inc. (“Diamond”), and Odfjell Drilling Ltd. (“Odjfell”), each as managers of certain of the Debtors’ floater vessels, was superior to the original Vantage Drilling management structure. Therefore, on March 16, 2021, the Debtors filed a supplement to the motion seeking approval of management services agreements with Vantage Drilling, Diamond, and Odjfell. On March 18, 2021, the Bankruptcy Court approved the motion, authorizing the Debtors to enter into management services agreements with Diamond, Odfjell, and an amended management services agreement with Vantage Drilling.

Seadrill restructuring

On February 7, 2021 and February 10, 2021, Seadrill Limited and most of its subsidiaries (the "Seadrill Limited Debtors"), our largest unit holder and key service provider, filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas, triggering a stay on enforcement of remedies with respect to its debt obligations. The Seadrill Limited Debtors were granted “first-day” relief which will enable the Company to continue operations without interruption.
Drilling contracts
The below table shows the status of our drilling contracts at March 31, 2021:

Rig	Built	Status at March 31, 2021	Customer	Contracted until
Semi-submersible
West Sirius	2008	Available	-	-
West Aquarius	2009	Available	-	-
West Capricorn	2011	Available	-	-
West Leo	2012	Available	-	-

Drillship
West Capella	2008	Contracted	Petronas	Jun 2021
West Polaris	2008	Available	-	-
West Auriga	2013	Available	-	-
West Vela	2013	Contracted	BP	May 2021

Tender Rig
West Vencedor	2009	Available	-	-
T-15	2013	Available	-	-
T-16	2013	Available	-	-
Capital Expenditures
Capital expenditures were approximately $28.7 million, $111.1 million and $115 million in the years ended 2020, 2019 and 2018 respectively. Our capital expenditures relate primarily to additional equipment for our existing drilling units and maintenance. We financed these capital expenditures through cash generated from operations and secured and unsecured debt arrangements.

NYSE Matters
The NYSE filed a Form 25 with the SEC in connection with the delisting and deregistration of our common units on December 11, 2019. Delisting of our common units from the NYSE became effective 10 days after the filing date of the Form 25. The Form 25 was filed as part of delisting procedures resulting from the company's low market capitalization, as we previously announced on September 6, 2019. Our common units currently trade on the over-the-counter market ("OTC") under the ticker symbol "SDLPQ". In connection with the NYSE delisting, we obtained amendments to the West Vela facility and the West Polaris facility that would no longer require the common units to be listed on the NYSE.
Quarterly Distributions to Common Unitholders
In January 2020, we announced that we would eliminate the quarterly distribution to our common unitholders. The move was made to preserve liquidity ahead of debt maturities in the second half of 2020 and first quarter of 2021.

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
Our Fleet
We believe our fleet is comparatively one of the youngest and modern of all the major offshore drilling contractors with an average fleet age of approximately 9.7 years. We currently own and operate a fleet of 11 drilling units, including four drillships, four semi-submersible rigs and three tender rigs. You may find additional information on our drilling units in Item 4 - "Information on the Company - D. Property, Plant and Equipment".
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
Rig management arrangements
During the year ended December 31, 2020, Seadrill Limited was responsible for the management, marketing and operation of our fleet of drilling units through a series of management, operational support and technical supervision service agreements. We were charged a fee for the services provided to us. Subsequent to year-end management service agreements have been agreed with other operators. Refer to Item 4 - "Information on the Company - A. History and Development of the Company".

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
• Provide Excellent Customer Service and Continue to Prioritize Safety as a Key Element of The Company's Operations. We believe that Seadrill Partners LLC has developed a reputation as a preferred offshore drilling contractor and that we can capitalize on this reputation by continuing to provide excellent customer service. We seek to deliver exceptional performance for our customers by consistently meeting or exceeding their expectations for operational performance, including by maintaining high safety standards and minimizing downtime.
• Maintain a Modern and Reliable Fleet. We have comparatively one of the youngest and most technologically advanced fleets in the industry and have plans to maintain a modern and reliable fleet.
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
For the year ended December 31, 2020, BP, Reliance and ExxonMobil accounted for 75.8%, 8.6% and 8.3% of our total revenues, respectively.
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
Environmental and Other Regulations in the Offshore Drilling Industry
Our operations are subject to numerous laws and regulations in the form of international treaties and maritime regimes, flag state requirements, national environmental laws and regulations, navigation and operating permits requirements, local content requirements and other national, state and local laws and regulations in force in the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. See Item 3 - "Key Information - D. Risk Factors - Risks Relating to Our Company and Our Business - Compliance with, and breach of, the complex laws and regulations governing international trade could be costly, expose us to liability and adversely affect our operations".
i.Flag State Requirements
All our drilling units are subject to regulatory requirements of the flag state where the drilling unit is registered. The flag state requirements are international maritime requirements and, in some cases, further interpolated by the flag state itself. These include engineering, safety and other requirements related to the maritime industry. In addition, each of our drilling units must be "classed" by a classification society. The classification society certifies that the drilling rig is "in-class," signifying that such drilling rig has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the flag state and the international conventions of which that country is a member. Maintenance of class certification requires expenditure of substantial sums and can require taking a drilling unit out of service from time to time for repairs or modifications to meet class requirements.  Our drilling units must generally undergo class surveys annually and a renewal survey once every five years. In addition, for some of the internationally-required class certifications, such as the Code for the Construction and Equipment of Mobile Offshore Drilling Units (the "MODU Code") certificate, the classification society will act on a flag state's behalf. The Classification Society can also act on behalf of the Flag State for survey and issue of International Certification. Port States can also impose stricter regimes than the Flag State when the drilling unit is operating in their territorial waters.
ii.International Maritime Regimes
Applicable international maritime regime requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships ("MARPOL"), the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the "CLC"), the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (ratified in 2008), or the Bunker Convention, the International Convention for the Safety of Life at Sea of 1974 ("SOLAS"), the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, MODU Code, and the International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004 (the "BWM Convention").  These various conventions regulate air emissions and other discharges to the environment from our drilling units worldwide, and we may incur costs to comply with these regimes and continue to comply with these regimes as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases. See Item 3 - "Key Information - D. Risk Factors - Risks Relating to Our Company and Our Business - We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business".
The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017. Under its requirements, only ballast water treatment will be accepted from the next International Oil Pollution Prevention renewal survey (after September 8, 2019). All Seadrill units considered in operational status are in full compliance with the staged implementation of the BWM Convention by International Maritime Organization guidelines.

As of January 1, 2020, MARPOL Annex VI, Regulation 14, requires the sulphur content of any fuel used on board ships is limited to 0.5% m/m (percent by mass). The fuel we use is compliant to these regulations. Ships must either burn compliant fuel, or use an exhaust gas cleaning system, which have fitting and upkeep costs.
iii.Environmental Laws and Regulations
Applicable environmental laws and regulations include the U.S. Oil Pollution Act of 1990, ("OPA"), the Comprehensive Environmental Response, Compensation and Liability Act, ("CERCLA"), the U.S. Clean Water Act, ("CWA"), the U.S. Clean Air Act, ("CAA"), the U.S. Outer Continental Shelf Lands Act ("OCSLA"), the U.S. Maritime Transportation Security Act of 2002 ("MTSA"), European Union regulations, including the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations, and Brazil's National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Federal Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition. See Item 3 - "Key Information - D. Risk Factors - Risks Relating to Our Company and Our Business - We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business".
iv.Safety Requirements
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
v.Navigation and Operating Permit Requirements
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
vi.Local Content Requirements
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
vii.Other Laws and Regulations
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

    C.     Organizational Structure
A simplified organizational structure as of December 31, 2020 is shown below.

*Seadrill Limited references both Seadrill Limited and wholly owned subsidiaries of Seadrill Limited.
Seadrill owns 34.9% of the common units of Seadrill Partners LLC and 100% of the subordinated units of Seadrill Partners LLC and owns and controls the Seadrill Member.
A full list of the Company's significant operating and rig-owning subsidiaries is included in Exhibit 8.1.

    D.     Property, Plant and Equipment
Other than our fleet of drilling units, we do not have any material property. The following table provides additional information about our fleet as of December 31, 2020:

Rig	Seadrill Partners Ownership Interest (2)	Year Built	Water Depth (feet)	Drilling Depth (feet)
Semi-submersible
West Sirius	51%	2008	10,000	35,000
West Aquarius	58%	2009	10,000	32,800
West Capricorn	51%	2011	10,000	37,500
West Leo	58%	2012	10,000	35,000

Drillship
West Capella (1)	32%	2008	10,000	37,500
West Polaris	58%	2008	10,000	37,500
West Auriga	51%	2013	12,000	37,500
West Vela	51%	2013	12,000	37,500

Tender Rig
West Vencedor	58%	2010	6,500	30,000
T-15	100%	2013	6,500	20,000
T-16	100%	2013	6,500	30,000
(1) We own 58% of Seadrill Operating LP, which controls and owns 56% of the entity that owns the West Capella.
(2) Seadrill owns the remaining interest in each of our rigs.

Item 4A.     Unresolved Staff Comments

None.

Item 5.         Operating and Financial Review and Prospects

Overview
In this section, we present management’s discussion and analysis of results of operations and financial condition. It should be read in conjunction with our Consolidated Financial Statements and accompanying notes thereto included herein. You should also carefully read the following sections of this annual report entitled "Cautionary Statement Regarding Forward-Looking Statements," Item 3 - "Key Information - A. Selected Financial Data", Item 3 - "Key Information— D. Risk Factors" and Item 4 - "Information on the Company." Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information.

The Company's Consolidated Financial Statements have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars. We refer you to the notes to our Consolidated Financial Statements for a discussion of the basis on which our Consolidated Financial Statements are prepared, and we draw your attention to the statement regarding going concern as described in Note 1 - "General information" to the Consolidated Financial Statements included herein.

Restructuring Agreement and bankruptcy proceedings under Chapter 11

Prior to the filing of the Chapter 11 proceeding we have been engaged in extensive discussions with our lenders to refinance or extend the debt obligation under our credit facilities that falls due in 2021. However, we were unable to refinance or extend the obligation on terms that were as favorable as the terms of our existing facilities.

On December 1, 2020, the Company and certain of our direct and indirect consolidated subsidiaries (the “Debtors”) filed voluntary petitions under chapter 11 of the Bankruptcy Code to preserve value and to continue the operation and marketing its assets. The voluntary petition for reorganization under Chapter 11 has triggered a stay on enforcement of remedies with respect to our debt obligations. The Company intends to use the bankruptcy process to ensure that all customer and employee obligations are met without interruption and to complete a consensual restructuring of its debt. The objectives of the restructuring are to build a bridge to a recovery and achieve a sustainable capital structure. We have proposed to achieve this by extending debt maturities, reducing fixed amortization, amending financial covenants and raising new capital.

As described in Item 3D, upon the filing of voluntary petitions to restructure under the protections Chapter 11 of the Bankruptcy Code, we operate the business as debtors-in-possession under supervision of the Bankruptcy Court. Debtors-in-possession status requires that we obtain approval of the Bankruptcy Court with respect to our business. Accordingly, ultimate discretion of many operational and non-routine activities is subject to final supervision of the Bankruptcy Court and does not reside in solely with management.

For periods subsequent to filing for bankruptcy, we have prepared our consolidated financial statement in accordance with Accounting Standards Codification 852, Reorganizations ("ASC 852"). ASC 852 requires that the financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, professional fees incurred in the Chapter 11 Cases have been recorded in a reorganization line item on the consolidated statements of operations. In addition, ASC 852 provides for changes in the accounting and presentation of significant items on the consolidated balance sheets, particularly liabilities. Pre-petition obligations that may be impacted by the Chapter 11 reorganization process have been classified on the consolidated balance sheets in liabilities subject to compromise. These liabilities are reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts. Please see Note 1 "General information - Basis of Preparation" and Note 4 "Chapter 11 Proceedings" to the Consolidated Financial Statements included herein for further information.
Contract Backlog
Our contract backlog as of December 31, 2020 totals $46.8 million and relates to our drillships.

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

Factors Affecting our Results of Operations
We believe the principal factors that will affect our future results of operations include the following:
•Our ability to maintain liquidity for our business operations during the Chapter 11 proceedings.
•Our ability to maintain relationships with suppliers, customers, employees and other third parties as a result of our Chapter 11 filing and the related increased performance and credit risks associated with our constrained liquidity position and capital structure.
•The COVID-19 global pandemic, the related public health measures implemented by governments worldwide and the impact on oil demand and prices.
•Our ability to successfully employ our drilling units at economically attractive dayrates as contracts expire or are otherwise terminated.
•Our ability to maintain good relationships with our existing customers and to increase the number of customer relationships.
•The number and availability of drilling units in our fleet.
•Changes in Seadrill Partners LLC's ownership of OPCO.
•Fluctuations in the price of oil and gas, which influence the demand for offshore drilling services.
•The effective and efficient technical management of our drilling units.
•Our ability to obtain and maintain major oil and gas company approvals and to satisfy their quality, technical, health, safety and compliance standards.
•Economic, regulatory, political and governmental conditions that affect the offshore drilling industry.
•Accidents, natural disasters, adverse weather, equipment failure or other events outside of our control that may result in downtime.
•The financial condition of Seadrill and its ability to provide services to the Company under certain management, administrative and technical support agreements;
•Our ability to comply with financing agreements and the effect of the restrictive covenants in such agreements.
•Changes in the fair value of our interest rate swaps.
•Foreign currency exchange gains and losses.
•Our access to capital required to implement our business strategy.
•Increases in crewing and insurance costs and other operating costs.
•The level of debt and interest expense and amortization of deferred loan fees.
•The level of any distribution on Seadrill Partners LLC's common units.
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
Operating Expenses
Operating expenses consist primarily of vessel and rig operating expenses, amortization of favorable contracts, reimbursable expenses, depreciation and amortization and selling, general and administrative expenses.
•Vessel and rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked. This includes the personnel costs of offshore crews, running costs of the rigs, expenditures for repairs and maintenance activities, costs for onshore personnel that provide operational support to the rigs and management charges from Seadrill.
•Amortization of favorable contracts is amortization expense for acquired drilling contracts with above market rates. Where we acquire an in-progress drilling contract at above market rates through a business combination we record an intangible asset equal to its fair value on the date of acquisition. The asset is then amortized on a straight-line basis over its estimated remaining contract term.
•Selling, general and administrative expenses include management charges from Seadrill, legal and professional fees and other general administration expenses.
•Depreciation expense is based on the historical cost of our drilling units. Drilling units are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of our rigs, when new, is 30 years. Costs related to periodic surveys and other major maintenance projects are capitalized as part of drilling units and amortized over the anticipated period covered by the survey or maintenance project, which is up to five years. These costs are primarily shipyard costs and the cost of employees directly involved in the work. Amortization costs for periodic surveys and other major maintenance projects are included in depreciation expense.

Other Operating Items
Other operating items include impairments of long-lived assets, impairments of goodwill, revaluation of contingent consideration and gains or losses on sale of assets.
•Impairments of long-lived assets arise where the carrying values of each of our drilling units are determined to not be recoverable and its fair value decreases below its carrying value.
•Impairments of goodwill arise where the fair value of a reporting unit that has goodwill recognized against it decreases below its carrying value.
•Revaluation of contingent consideration occurs where there are changes in the estimated fair value of deferred consideration liabilities. These estimates may increase or decrease as new market information becomes available.
•Gains or losses on sale of assets occur where proceeds received from an asset sale are higher or lower than the carrying value of the asset.
Financial Items
Our financial items and other income/expense consist primarily of interest income, interest expense, gain/loss on derivative financial instruments and foreign exchange gain/loss.
•Interest income relates to the interest on cash deposits and amortization of mobilization revenue.
•Interest expense depends on the overall level of debt, and may significantly increase if we incur additional debt. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. As a result of filing for Chapter 11, no interest has been recognized from December 1, 2020. For further details refer to Note 4 - "Chapter 11 Proceedings" to the Consolidated Financial Statements included herein for further information.
•Gains and losses recognized on derivative financial instruments reflect various mark-to-market and counter party credit risk adjustments to the value of our interest rate swap agreements and the net settlement amount paid or received on swap agreements.
•Foreign exchange gains/loss recognized generally relate to transactions and revaluation of balances carried in currencies other than the U.S. Dollars.
•Reorganization items includes income and expenses directly associated with reorganization proceedings and include; advisory and professional fees directly associated with the Chapter 11 proceedings, unamortized debt issuance costs written off and interest income on surplus cash.
•Other financial expenses include the reversal of credit risk on derivatives and advisory and professional fees directly associated with the Chapter 11 proceedings incurred prior to filing.
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
Critical accounting estimates are important to the portrayal of both the Company's financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. Basis of preparation and significant accounting policies are discussed in Note 1 - "General information", and Note 2 - "Accounting policies" to the Consolidated Financial Statements included herein.
We believe that the following are the critical accounting estimates used in the preparation of the Consolidated Financial Statements. In addition, there are other items within the Consolidated Financial Statements that require estimation.
Impairment of Drilling Units
The carrying values of our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. In 2020, the following events or changes in circumstances indicated that the carrying amount of the drilling units may not be recoverable:

•The oil price collapse in the beginning of 2020, triggered by the combined impact of COVID-19 and demand shortfalls, has caused a significant delay in the recovery of the drilling industry. This has negatively impacted offshore rig utilization and market day rates as the supply of drilling units continue to exceed demand.
•The main industry players have not completed scrapping programs as expected. This has prevented a market consolidation and recovery as previously forecasted. The recovery of the benign environment floater market was slower and less pronounced than previously assumed, especially for semi-submersible units.
We estimated future undiscounted cash flows to judge the recoverability of carrying amounts of the rigs in Q1 2020 and Q4 2020. Cash flows used in recoverability assessments are prepared for each rig and based on the assumptions which are developed in the annual budgeting process and our five-year plan. These include assumptions about long-term day rates by rig, long-term economic utilization, contract probabilities, operating expenses, estimated maintenance and inspection costs, reactivation costs and timing for the cold stacked rigs, and recycling probability. The recycling assumption was based on our estimates of the internal rate of return following the reactivation, the length of time rigs being cold stacked and assumptions relating to the remaining useful life of the rigs.
Our assumptions about future dayrates and contract probabilities, which are also considered key assumptions, were based on independent market reports for the drilling industry. We assumed that day rates will remain constant after 2025. Reactivation timing of cold stacked rigs and recycling probabilities were also considered to be key assumptions and an area of significant management judgement. Assumptions about operating expenses, capital expenditure, stacking and reactivation costs, were based on contractual rates and historical information. Due to the inherent uncertainty around these assumptions, it is at least reasonably possible that a material change in impairment can occur in the near term.
An asset is impaired if its estimated undiscounted cash flows are less than the asset’s carrying values. On assessment of asset recoverability through an estimated undiscounted future net cash flows we calculated the value to be lower than the carrying value for 11 rigs. Impairment is measured by the amount by which the carrying value exceeds fair value. The discount rate is considered to be a key assumption in the discounted future net cash flows. We applied a weighted average cost of capital rate of 13.1% in December 2020 and 12.8% in March 2020 respectively. During 2020 we recorded an aggregate impairment loss of $4,210.4 million, resulting in a remaining net book value as at December 31, 2020 of $428.3 million for 9 rigs.
While maintaining all other assumptions, the following sensitivities have been performed:
–Increasing/decreasing the weighted average cost of capital by +/- 200 basis points would increase/decrease the impairment loss by $100.3 million and $134.6 million respectively.
–Increasing/decreasing the reactivation date of our cold stacked rigs by +/- one year would increase/decrease the impairment loss by $78.2 million and $25.0 million respectively.
In the years ended December 31, 2019 and 2018, impairment indicators were identified due to the reduction in contract opportunities, fall in market dayrates and contract terminations. We assessed recoverability of our drilling units by first evaluating the estimated undiscounted future net cash flows based on projected dayrates and utilization of the units. The estimated undiscounted future net cash flows were found to be greater than the carrying value of our drilling units, with sufficient headroom. As a result, we did not need to proceed to assess the fair values of our drilling units, and no impairment charges were recorded for the years ended December 31, 2019 and 2018.
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
We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes.
The determination and evaluation of our annual group income tax provision involves the interpretation of tax laws in the various jurisdictions in which we operate and requires significant judgment and the use of estimates and assumptions regarding significant future events, such as amounts, timing and the character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedence. Changes in tax laws (such as the recent US tax reform), regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability materially in any given year.
While our annual tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as at the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities or valuation allowances. In addition, our uncertain tax positions are estimated and presented within other current liabilities, other liabilities, and as reductions to our deferred tax assets within our Consolidated Balance Sheets. For details on our tax position, refer to Note 7 - Taxation to the Consolidated Financial Statements included herein.
Recently Adopted and Issued Accounting Standards
For a discussion of recently adopted and recently issued accounting standards, please see Note 3 - "Recent accounting standards" to the Consolidated Financial Statements included herein.

    A.     Operating Results
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
The following table summarizes our operating results for the years ended December 31, 2020 and 2019:

	Year Ended December 31,		Increase/(Decrease)
	2020	2019	$	%
(In $ millions)
Operating revenues:
Contract revenues	525.9	686.5	(160.6)	(23.4)%
Reimbursable revenues	11.1	20.7	(9.6)	(46.4)%
Other revenues	1.1	42.8	(41.7)	(97.4)%
Total operating revenues	538.1	750.0	(211.9)	(28.3)%

Operating expenses:
Vessel and rig operating expenses	(255.9)	(325.3)	69.4	21.3%
Depreciation	(230.8)	(275.9)	45.1	16.3%
Amortization of favorable contracts	(40.4)	(45.1)	4.7	10.4%
Reimbursable expenses	(10.2)	(19.4)	9.2	47.4%
Selling, general and administrative expenses	(34.4)	(34.4)	—	—%
Total operating expenses	(571.7)	(700.1)	128.4	18.3%

Other operating items:
Revaluation of contingent consideration	—	0.7	(0.7)	(100.0)%
Impairment of long-lived assets	(4,210.4)	—	(4,210.4)	(100.0)%
Total other operating (loss)/income	(4,210.4)	0.7	(4,211.1)	Nm

Operating (loss)/income	(4,244.0)	50.6	(4,294.6)	(8,487.4)%

Financial items:
Interest income	6.1	20.3	(14.2)	(70.0)%
Interest expense	(235.3)	(262.5)	27.2	10.4%
Loss on derivative financial instruments	(16.1)	(27.7)	11.6	41.9%
Currency exchange loss	(2.7)	(2.6)	(0.1)	(3.8)%
Reorganization items, net	(49.8)	—	(49.8)	(100.0)%
Other financial expenses	(17.1)	(1.4)	(15.7)	(1,121.4)%
Total financial items	(314.9)	(273.9)	(41.0)	(15.0)%

Loss before income taxes	(4,558.9)	(223.3)	(4,335.6)	(1,941.6)%

Income tax (expense)/benefit	(30.0)	36.1	(66.1)	(183.1)%

Net loss	(4,588.9)	(187.2)	(4,401.7)	(2,351.3)%

Net loss attributable to Seadrill Partners LLC	(2,550.9)	(92.9)	(2,458.0)	(2,645.9)%
Net loss attributable to the non-controlling interest	(2,038.0)	(94.3)	(1,943.7)	(2,061.2)%
Contract revenues
Contract revenues were $525.9 million for the year ended December 31, 2020 (December 31, 2019: $686.5 million).
The $160.6 million or 23.4% decrease was primarily due to the West Capricorn ($100 million) and tender rigs ($52.7 million) being stacked. In addition, the West Aquarius, West Auriga and West Capella operated for fewer days ($19.8 million).
This was partly offset by more operating days for the West Polaris ($22.3 million) and higher economic utilization on the West Vela ($6.8 million).

The following table summarizes our fleet's average daily contract revenues and economic utilization percentage by drilling unit type for the periods presented:

	Year Ended December 31,
	2020			2019
	Average number of rigs/ships on contract	Average Contractual Dayrate (1)	Economic Utilization (2)	Average number of rigs/ships on contract	Average Contractual Dayrate (1)	Economic Utilization (2)
Semi-submersible rigs	1	$270,000	100.0%	1	$285,591	99.5%
Drillship	4	$386,504	97.0%	3	$427,931	91.2%
Tender rigs	—	$—	—%	2	$98,097	99.5%
(1)We calculate the average contractual dayrate by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of days for the reporting period.
(2)Economic utilization is calculated as the total revenue, excluding bonuses received, divided by the full operating dayrate multiplied by the number of days in the period for rigs on contract.
Reimbursable revenues
Reimbursable revenues were $11.1 million for the year ended December 31, 2020 (December 31, 2019: $20.7 million). The decrease of $9.6 million, or 46.4%, was due to fewer equipment purchases being made on behalf of customers under the reimbursable arrangements in our drilling contracts.
Other revenues
Other revenues were $1.1 million for the year ended December 31, 2020 (December 31, 2019: $42.8 million).
The $41.7 million or 97.4% decrease was primarily due early termination revenue in 2019 for the West Capricorn ($29 million) and West Vencedor ($11 million) not repeated in 2020.
Vessel and rig operating expenses
Vessel and rig operating expenses were $255.9 million in the year ended December 31, 2020 (December 31, 2019: $325.3 million).
The $69.4 million or 21.3% decrease was primarily due to the West Capricorn, West Vencedor and tender rigs being stacked ($57.4 million); fewer operating days for the West Aquarius, West Auriga and West Capella ($20.3 million) and rig move costs for the West Leo ($10.4 million). This was partially offset by more operating days for the West Polaris ($14.5 million) and higher R&M project spend for the West Vela ($3.1 million).
Depreciation
Depreciation was $230.8 million for the year ended December 31, 2020 (December 31, 2019: $275.9 million). The $45.1 million or 16.3% decrease was primarily due to lower depreciation on West Leo, West Sirius and West Vencedor due to impairments recognized in March 2020.
Reimbursable expenses
Reimbursable expenses were $10.2 million for the year ended December 31, 2020 (December 31, 2019: $19.4 million). The $9.2 million or 47.4% decrease was in line with the reduction in reimbursable revenue.
Impairment of long-lived assets
In 2020, we recognized an impairment of $4,210.4 million in respect of all of our drilling units, with two drilling units fully impaired. For further information refer to Note 10 - "Impairment of long-lived assets" to the Consolidated Financial Statement included herein. There was no impairment of long-lived assets during the year ended December 31, 2019.
Interest income
Interest income was $6.1 million for the year ended December 31, 2020 (December 31, 2019: $20.3 million). The $14.2 million or 70.0% decrease was primarily due to a decrease in cash balances and LIBOR rates in 2020.
Interest expense
Interest expense was $235.3 million for the year ended December 31, 2020 (December 31, 2019: $262.5 million). The decrease of $27.2 million or 10.4% is primarily due to no interest recognized for December 2020 following the filing for Chapter 11 and a reduction in the average 3-month LIBOR rates. This has been offset by amortization of loan fees relating to the new super senior loans. Refer to Note 4 - "Chapter 11 Proceeding" to the Consolidated Financial Statements included herein.
Loss on derivative financial instruments
Derivative financial items resulted in a loss of $16.1 million for the year ended December 31, 2020 (December 31, 2019: loss of $27.7 million). The $11.6 million or 41.9% decrease is due to a decrease in the forward interest rates and payment default in the fourth quarter of 2020 relating to the Chapter 11 filing.

Currency exchange loss
Loss on foreign currency exchange was $2.7 million for the year ended December 31, 2020 (December 31, 2019: loss of $2.6 million).
Reorganization items, net
Expenses and income directly associated with Chapter 11 in 2020, comprised of a write-off of unamortized debt issuance costs ($42.9 million), post-filing professional and advisory fees incurred ($7.1 million) and interest income on surplus cash invested ($0.2 million).
Other financial expenses
Other financial expenses were $17.1 million for the year ended December 31, 2020 (December 31, 2019: $1.4 million expense). The 2020 balance relates to professional and advisory fees incurred pre-filing ($9.5 million) and the reversal of credit risk on derivatives ($7.1 million).
Income tax expense/benefit
Income tax was an expense of $30.0 million for the year ended December 31, 2020 (December 31, 2019: $36.1 million benefit) and the effective income tax rate was negative 0.7% and positive 16.2% for the years ended December 31, 2020 and 2019 respectively. The unfavorable movement primarily relates to an U.S. BEAT adjusted for expense for CARES compared to a benefit in 2019. Please refer to Note 7 - "Taxation" to the Consolidated Financial Statements included herein for further information.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
The following table summarizes our operating results for the years ended December 31, 2019 and 2018:

(In $ millions)	Year Ended December 31,		Increase/(Decrease)
	2019	2018	$	%
Operating revenues:
Contract revenues	686.5	797.5	(111.0)	(13.9)%
Reimbursable revenues	20.7	31.2	(10.5)	(33.7)%
Other revenues	42.8	209.5	(166.7)	(79.6)%
Total operating revenues	750.0	1,038.2	(288.2)	(27.8)%

Operating expenses:
Vessel and rig operating expenses	(325.3)	(278.2)	(47.1)	(16.9)%
Amortization of favorable contracts	(45.1)	(45.1)	—	—%
Reimbursable expenses	(19.4)	(28.6)	9.2	32.2%
Depreciation	(275.9)	(280.3)	4.4	1.6%
Selling, general and administrative expenses	(34.4)	(45.8)	11.4	24.9%
Total operating expenses	(700.1)	(678.0)	(22.1)	(3.3)%

Other operating items:
Revaluation of contingent consideration	0.7	—	0.7	100.0%
Loss on impairment of goodwill	—	(3.2)	3.2	100.0%
Total other operating income/(loss)	0.7	(3.2)	3.9	121.9%

Operating income	50.6	357.0	(306.4)	(85.8)%

Financial items:
Interest income	20.3	47.1	(26.8)	(56.9)%
Interest expense	(262.5)	(263.7)	1.2	0.5%
(Loss)/Gain on derivative financial instruments	(27.7)	24.9	(52.6)	(211.2)%
Currency exchange (loss)/gain	(2.6)	0.2	(2.8)	(1,400.0)%
Other financial items	(1.4)	(4.8)	3.4	70.8%
Total financial items	(273.9)	(196.3)	(77.6)	(39.5)%

(Loss)/income before income taxes	(223.3)	160.7	(384.0)	(239.0)%

Income tax benefit/(expense)	36.1	(86.7)	122.8	141.6%

Net (loss)/income	(187.2)	74.0	(261.2)	(353.0)%

Net (loss)/income attributable to Seadrill Partners LLC	(92.9)	56.1	(149.0)	(265.6)%
Net (loss)/income attributable to the non-controlling interest	(94.3)	17.9	(112.2)	(626.8)%
Contract revenues
Contract revenues were $686.5 million, for the year ended December 31, 2019 (December 31, 2018: $797.5 million).

The $111 million or 13.9% decrease was primarily due to the West Capricorn ($110 million) operating at a lower dayrates on new contracts and having fewer operating days as a result of the early termination of its contract with BP. In addition, the West Aquarius ($16.4 million) operated for fewer days, the T16 ($24.9 million) and T15 ($9 million) completed contracts with Chevron and the West Auriga ($7.3 million) experienced downtime for unplanned maintenance.
This was partly offset by more operating days for the West Polaris ($22.4 million), West Capella ($15 million) and West Vencedor ($11.6 million), and higher economic utilization on the West Vela ($7.5 million).
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
(1)We calculate the average contractual dayrate by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of days for the reporting period.
(2)Economic utilization is calculated as the total revenue, excluding bonuses received, divided by the full operating dayrate multiplied by the number of days in the period for rigs on contract.
Reimbursable revenues
Reimbursable revenues were $20.7 million, for the year ended December 31, 2019 (December 31, 2018: $31.2 million). The decrease of $10.5 million or 33.7% was due to fewer equipment purchases being made on behalf of customers under the reimbursable arrangements in our drilling contracts.
Other revenues
Other revenues were $42.8 million for the year ended December 31, 2019 (December 31, 2018: $209.5 million).
The $166.7 million or 79.6% decrease was primarily due to the West Leo litigation judgment in our favor recognized in 2018 ($205 million). Please refer to Note 22 - "Commitments and contingencies" to the Consolidated Financial Statements included herein. This was partially offset by early termination revenue in 2019 for the West Capricorn ($29 million) and West Vencedor ($11.0 million).
Vessel and rig operating expenses
Vessel and rig operating expenses were $325.3 million, for the year ended December 31, 2019 (December 31, 2018: $278.2 million).
The $47.1 million or 16.9% increase was primarily due to an increase in operating days for the West Polaris ($16.1 million), West Vencedor ($10.7 million), West Capella ($8.2 million) and increased R&M and personnel costs on the West Vela ($5.4 million), partially offset by decreased operating days for the T16 ($4.3 million). In addition, there was a change in classification of certain operational support costs in 2019, which increased vessel and rig expenses ($11.4 million) and reduced selling, general and administrative expenses (see "Selling, general and administrative expenses" below).
Reimbursable expenses
Reimbursable expenses were $19.4 million for the year ended December 31, 2019 (December 31, 2018: $28.6 million). The $9.2 million or 32.2% decrease is in line with the reduction in reimbursable revenue.
Depreciation
Depreciation was $275.9 million for the year ended December 31, 2019 (December 31, 2018: $280.3 million). The $4.4 million or 1.6% decrease was primarily due to lower depreciation expense on the West Sirius and West Aquarius due to certain long-term maintenance projects becoming fully depreciated during the year.
Selling, general and administrative expenses
Selling, general and administrative expenses were $34.4 million for the year ended December 31, 2019 (December 31, 2018: $45.8 million). The $11.4 million or 24.9% decrease is primarily due to the change in the classification of certain operational support costs referenced above (see "Vessel and rig operating expenses" above).
Loss on impairment of goodwill
In 2018, we recognized a loss of $3.2 million due to the early adoption of ASU 2017-04, Intangibles. For further information refer to Note 3 - "Recent accounting standards" to the Consolidated Financial Statements included herein. There was no loss on impairment of goodwill during the year ended December 31, 2019.

Interest income
Interest income was $20.3 million for the year ended December 31, 2019 (December 31, 2018: $47.1 million). The $26.8 million or 56.9% decrease was primarily due to interest related to the West Leo litigation judgment in 2018 ($24 million). The residual relates to a decrease in LIBOR rates in 2019.
Loss/gain on derivative financial instruments
Derivative financial items resulted in a loss of $27.7 million for the year ended December 31, 2019 (December 31, 2018: gain of $24.9 million). The $52.6 million change was due to a decrease in the forward interest rates.
Currency exchange loss/gain
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
Income taxes
Income tax was a credit of $36.1 million for the year ended December 31, 2019 (December 31, 2018: $86.7 million expense) and the effective income tax rate was 16.2% and 54% for the years ended December 31, 2019 and 2018 respectively. The favorable movement primarily relates to the reversal of an uncertain tax position recorded in 2018, following guidance from the U.S. Department of Treasury. Please refer to Note 7 - "Taxation" to the Consolidated Financial Statements included herein for further information.

    B.     Liquidity and Capital Resources
Overview
We operate in a capital-intensive industry, and our primary uses of liquidity are servicing our debt, financing maintenance and capital expenditure on drilling units, funding working capital and maintaining cash reserves against fluctuations in operating cash flows.
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
This section discusses the most important factors affecting our liquidity and capital resources, including:
•Liquidity requirements
•Estimated maintenance and replacement capital expenditures
•Analysis of cash flows for the years ending December 31, 2020, 2019 and 2018
•Borrowing activities
•Restrictive covenants
•Derivative instruments and hedging activities.
Liquidity Requirements
Our primary short-term liquidity requirements relate to servicing our debt, funding working capital requirements, paying for capital expenditures on drilling unit upgrades and major maintenance. Our main sources of liquidity include cash deposits and contract and other revenues. As of December 31, 2020, we had cash and cash equivalents, including restricted cash of $378.4 million, compared to $560.0 million as of December 31, 2019.
Bankruptcy proceedings and going concern position
Since the mid-2010s, the industry has experienced a sustained decline in oil prices which has culminated in an industry-wide supply and demand imbalance. During this period, market dayrates for drilling rigs have been lower than was anticipated when the debt associated with acquiring our rigs was incurred. This challenging business climate was further destabilized by challenges that have arisen due to the COVID-19 pandemic. The actions taken by governmental authorities around the world to mitigate the spread of COVID-19 have had a significant negative effect on oil consumption. This has led to a further decrease in the demand for our services and has had an adverse impact on our business and financial condition.
On December 1, 2020 Seadrill Partners LLC and certain of its direct and indirect consolidated subsidiaries (the “Debtors”) filed voluntary petition for reorganization under Chapter 11 triggering a stay on enforcement of remedies with respect to our debt obligations. As part of the Chapter 11 proceedings, the Debtors were granted “first-day” relief which enables us to continue operations without interruption. On February 12, 2021, the Debtors and certain of their prepetition lenders executed a plan support agreement, which contemplates a series of restructuring transactions that will equitize approximately $2.7 billion in secured term loan obligations and select go-forward, value maximizing services providers.

As of December 31, 2020, we had cash and cash equivalents of $378.4 million of which $362.0 million was unrestricted and we have implemented, and will continue to implement, various measures to preserve liquidity. These include primarily deferrals of capital expenditures and cold stacking the drilling units, as well as an increased focus on operating efficiency and reductions in corporate and overhead expenditures. Whilst we believe this should provide sufficient liquidity to allow us to complete a comprehensive restructuring, the process is difficult to predict and subject to factors outside of our control. We are subject to numerous risks associated with the bankruptcy proceedings and there can be no assurance that we will agree upon a plan of reorganization that is acceptable to our creditors, nor that the Bankruptcy Court would confirm such a plan once agreed.
These conditions and events raise substantial doubt as to our ability to continue as a going concern for the twelve months after the date our financial statements are issued. Financial information in this report has been prepared on a going concern basis of accounting, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due. Financial information in this report does not reflect the adjustments to the carrying values of assets, liabilities and the reported expenses and balance sheet classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.
Restrictions on distributions
Our cash distribution policy is described in Item 8 - "Financial Information".
In addition, in February 2018, we completed an amendment to the terms of our Term Loan B ("TLB"). In connection with the waiver, we agreed that our quarterly distributions would not exceed 10 cents per common unit unless the Consolidated net leverage ratio is below 4x during 2018 and below 5x thereafter. Please read Note 16 - "Debt" to the Consolidated Financial Statements included herein for further details.
Estimated Maintenance and Replacement Capital Reserves
In determining the amount of cash available for distribution, the Board determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures we are required to make to maintain our fleet, our current annual estimated maintenance and replacement capital reserves are $238 million per year, which is comprised of $75 million for long term maintenance and society classification surveys and $163 million, including financing costs, for replacing our existing drilling units at the end of their useful lives.
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

Analysis of Cash Flows for the years ending December 31, 2020, 2019 and 2018
The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

(In $ millions)	Year Ended December 31,
	2020	2019	2018
Net cash provided by/(used in) operating activities	165.0	(26.0)	434.1
Net cash used in investing activities	(9.4)	(29.7)	(23.4)
Net cash used in financing activities	(337.2)	(225.9)	(416.7)
Effect of exchange rate changes on cash	—	—	(1.0)
Net decrease in cash and cash equivalents	(181.6)	(281.6)	(7.0)
Cash and cash equivalents at beginning of period	560.0	841.6	848.6
Cash and cash equivalents, including restricted cash, at the end of year	378.4	560.0	841.6
Net cash provided by/used in operating activities
Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development. This has negatively affected our revenues, profitability and operating cash flows. During the year ended December 31, 2020 cash provided by operating activities was $165 million. This was primarily due to unpaid TLB interest since June 2020 and final dayrate receipts as a result of the completion of the West Auriga and West Aquarius contracts.
In the year ended December 31, 2019 net cash of $26 million was used in operating activities whilst for the year ended December 31, 2018 net cash of $434.1 million was provided from operating activities. The adverse movement of $460.1 million was primarily due to lower revenue as a result of the completion of the West Capricorn, T-15 and T-16 legacy contracts and settlement of overdue related party trade balances leading to a cash outflow from operating activities during the year ended December 31, 2019.

Net cash used in investing activities
Net cash used in investing activities was $9.4 million for the year ended December 31, 2020, primarily related to capital expenditures on the West Auriga, West Polaris, West Vela and West Capricorn.
Net cash used in investing activities was $29.7 million for the year ended December 31, 2019, primarily related to capital expenditures on the West Aquarius, West Vela, and West Polaris.
Net cash used in investing activities was $23.4 million for the year ended December 31, 2018, primarily related to a managed pressure drilling system for the West Capricorn and upgrades to the blow out preventer for the West Auriga and West Aquarius.
Net cash used in financing activities
Net cash used in financing activities was $337.2 million for the year ended December 31, 2020. This was due to external debt repayments of $306.6 million and payments of deferred and contingent consideration of $30.6 million.
Net cash used in financing activities was $225.9 million for the year ended December 31, 2019. This was due to external debt repayments of $192.6 million, payments of deferred and contingent consideration of $30 million and cash distributions of $3.3 million.
Net cash used in financing activities was $416.7 million for the year ended December 31, 2018. This was due to external debt repayments of $296.4 million, related party debt repayments of $24.7 million, payments of deferred and contingent consideration of $34.0 million, repayment of shareholder loan of $6.2 million and cash distributions of $55.4 million.
Net decrease in Cash and cash equivalents
As a result of the above, cash and cash equivalents decreased by $181.6 million in 2020, $281.6 million in 2019 and by $7 million in 2018.

Borrowing Activities
The below table summarizes the status of our borrowing facilities at December 31, 2020 and December 31, 2019.

Facility	Collateral Vessels	Maturity	Principal outstanding at December 31,		Debt repayments
(In $ millions)			2020	2019	2020	2019
External facilities
Term loan B	See below (1)	Feb-2021	2,727.1	2,607.6	22.1	28.8
$100m RCF	See below (1)	Feb-2019	—	—	—	50.0
West Vela facility	West Vela	Oct-2020	—	151.0	151.0	40.3
West Polaris facility	West Polaris	Jul-2020	—	114.9	114.9	35.9
Tender Rig facility	T-15 & T-16	Apr-2020	—	18.6	18.6	37.6
Total			2,727.1	2,892.1	306.6	192.6

Less: Debt balance held as subject to compromise			(2,727.1)	—	—	—
Debt balance not subject to compromise			—	2,892.1	306.6	192.6
(1) Following an amendment to the TLB agreement, and repayment of the other loan facilities (see above), all rigs are pledged as collateral vessels under the TLB.
Key changes to borrowing facilities from January 1, 2019 to December 31, 2020
We filed for Chapter 11 bankruptcy protection on December 1, 2020 which triggered an event of default under the TLB. As a result, the outstanding balance on this loan was classified within "liabilities subject to compromise" on the Consolidated Balance Sheets at December 31, 2020. For further information of our bankruptcy proceedings refer to Note 4 - "Chapter 11 Proceedings" to our Consolidated Financial Statements included herein.
On filing for Chapter 11, $42.9 million of unamortized debt issuance costs on the TLB were expensed and recognized within "Reorganization items, net" in the Consolidated Statement of Operations and no further interest was recorded on the Term Loan B from that point.
We agreed with the TLB lenders to amend the TLB agreement in July and October 2020 respectively, whereby the majority of the TLB interest that was due on June 30, 2020 and September 30, 2020 was converted into super senior loans ($8 million of TLB interest was cash settled to lenders that withheld consent). As a result, $63.7 million and $63.3 million super senior loans, maturing in February 2021 were created. These loans each include a non-cash $20 million commitment fee and an exit fee of 10% in addition to the interest settled through issuance of the loans.
We had a total of $2,727.1 million outstanding on the TLB at December 31, 2020.
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
The remaining $120.8 million and $93.8 million balloon payments for the West Vela and West Polaris facilities were repaid in July 2020.
Debt issuance costs
In our Consolidated Balance Sheets we present debt balances net of debt issuance costs. This is set out in the below table:

	Outstanding debt as at December 31, 2020
(In $ millions)	Principal outstanding	Debt Issuance Costs (1)	Total Debt
Debt held as subject to compromise	2,727.1	—	2,727.1
Total interest-bearing debt	2,727.1	—	2,727.1

	Outstanding debt as at December 31, 2019
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Current portion of long-term external debt	313.3	(11.9)	301.4
Long-term external debt	2,578.8	(2.0)	2,576.8
Total interest-bearing debt	2,892.1	(13.9)	2,878.2

(1) On filing for Chapter 11 on December 1, 2020 all unamortized debt issuance costs on under-secured debt have been written off to "reorganization items, net" in our Consolidated Statement of Operations. For further details refer to Note 4 - "Chapter 11 Proceedings" to the Consolidated Financial Statements included herein.

Further information
Please refer to Note 16 - "Debt" to the Consolidated Financial Statements included herein for detailed information on our borrowings and credit facilities.

Restrictive Covenants
Details of covenants, terms of default and restrictions may be found in the debt agreement and subsequent amendments which have been filed as exhibits to this report on Form 20-F. Please refer to Item 19 - "Exhibits".
On December 1, 2020, the lenders have agreed to waive any breach of, or default under, our debt agreements after this date, which arise as a result of or is, directly or indirectly, related to the commencement of Chapter 11 proceedings. Please refer to Note 16 – "Debt" to our Consolidated Financial Statements included herein for further information on the impact on our covenants contained within our credit facilities.
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
Interest rate risk
Due to the filing of the Bankruptcy Petitions, interest is no longer incurred on our debt facilities. Prior to filing for Chapter 11, we entered into a derivative agreement (interest rate swap) to mitigate the risk of interest rate fluctuations. None of our interest rate swaps were designated as hedging instruments. Therefore, changes in their fair value were taken to income each period. We classified the gain or loss on interest rate swaps within the line item "(loss)/gain on derivative financial instruments" in the Consolidated Statements of Operations.
We defaulted on payments due on the interest rate swaps on November 23, 2020 in preparation for the Chapter 11 filing. On December 1, 2020 the interest rate swaps were terminated. Please refer to Note 20 - "Risk management and financial instruments" for further details.
Prior to this default, on November 23, 2020, our interest rate swap contracts had a combined outstanding principal amount of $2,714.1 million (December 31, 2019: $2,735.8 million), swapping LIBOR for an average fixed rate of 2.49% per annum.
As of December 31, 2019, our net exposure to short term fluctuations in interest rates on our outstanding debt was $156.3 million, based on total net interest bearing debt of $2,892.1 million, less the $2,735.8 million outstanding balance of fixed interest rate swaps.
Foreign currency risk
Our cash and cash equivalents are held primarily in U.S. Dollars with minor balances held in other currencies. Our revenue and costs are primarily denominated in U.S. Dollars although a proportion of our vessel and rig operating expenses and a small amount of revenue are denominated in other currencies. The main currencies in which we have foreign currency exposures are Canadian Dollars, Thai Baht, Nigerian Naira and Malaysian Ringgit.
We do not currently use derivative instruments to manage currency risk. However, depending on the level of our currency exposure, we may do so in the future.

    C.     Research and Development, Patents and Licenses
We do not undertake any significant research and development activities.

    D.     Trend Information
The below table show the average oil price over the period 2016 to 2020. The Brent crude oil price at March 31, 2021 was $64.

	2016	2017	2018	2019	2020
Average Brent crude oil price ($/bbl)	45	55	71	64	42
Although we saw Brent prices stabilize between 2018-2019, the oil price plummeted in 2020 creating significant uncertainty on the Oil and Gas industry’s trajectory for 2021. The global impacts surrounding the COVID-19 outbreak and the oil price war between Saudi Arabia and Russia impacted in a substantial decline in Brent price. While the global demand for oil has partially rebounded it remains well below the pre-pandemic levels. The sustained low level of oil price has materially affected the drilling industry and the financial condition of drilling contractors. We expect this volatility to continue and if the price of oil declines further and/or remains at a low price for an extended period there could be further material effect on our business, financial condition and results of operations.

The below table shows the global number of rigs on contract and marketed utilization at December 31, 2020 and for each of the four preceding years.

	2016	2017	2018	2019	2020
Contracted rigs
Harsh environment floater	35	30	31	35	25
Benign environment floater	139	120	116	119	119
Tender	20	16	14	14	13
Marketed utilization
Harsh environment floater	81%	83%	85%	87%	77%
Benign environment floater	71%	71%	73%	77%	77%
Tender	66%	60%	62%	65%	63%
Floater
During the first two months of 2020 there continued to be an increase in the number of opportunities for floaters and net floater supply continued to decline which improved utilization. However, the pandemic and the drop in oil prices impacted the utilization levels. The drop in marketed utilization of the benign floater was not as stark as initially anticipated mainly due to units being cold stacked and increased attrition. The drop in utilization was greater in the harsh environment floater segment as it was further along in the recovery than the benign environment. Consequently, there was a larger number terminations and more units rolling off contracts with no follow on work. Lower attrition and less cold stacking also contributed to drop in marketed utilization levels.

There is still considerable imbalance between supply and demand across the floater segment applying downward pressure on the utilization levels and dayrates. With conservative capex spend estimated among oil companies we expect the recovery to be slow over the coming quarters, unless there is a surge in post-COVID oil demand.

Tender rigs
The tender rig market is less fragmented and more localized than the floater market with activity focused primarily in South-east Asia and West Africa. The utilization levels in 2020 declined slightly as a consequence of the pandemic and the drop in oil prices. Continued low utilization levels has kept dayrates competitive.

    E.     Safe Harbor
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

Name	Position
Anthony R. Horton	Director and Conflicts Committee Member
Andrew Cumming	Director, Compensation Committee and Conflicts Committee Member
John Darlington	Director, Audit Committee and Conflicts Committee Member
John T. Roche	Director, Chief Executive Officer and Chief Financial Officer
Keith MacDonald	Director, Audit Committee, Compensation Committee and Conflicts Committee Member
Leif Nelson	Director and Compensation Committee Member
Gunnar Winther Eliassen	Director
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
Andrew Cumming was originally appointed to the board of directors by the elected directors in June 2015 and was elected by the unitholders in September 2016. Mr. Cumming also serves on the Company's compensation and conflicts committees. Mr. Cumming has over 40 years of experience in banking and risk management. Prior to his retirement in 2014, Mr. Cumming spent 17 years of his career in a variety of senior positions at Lloyds Bank, including Chief Credit Officer, Commercial Banking Division, Managing Director, Global Non Core Division and membership of Group Risk and Commercial Banking Executive Committees. He is a graduate of the University of London and a Fellow of the Chartered Institute of Bankers Scotland. Mr. Cumming also currently acts as a director of a mortgage company, Bluestone Holdings Group, a private equity company, Lloyds Development Capital and a publishing company, The Quarto Group Inc.
John Darlington was originally appointed to the board of directors by the Seadrill Member in December 2018 and was appointed by the elected directors in January 2020 as an elected director. Mr. Darlington also serves on the Company's audit and conflicts committees. Mr. Darlington's previous experience includes serving as a Partner of KPMG from 2006 to 2013. He was Executive Chairman of Linpac Group Holdings Ltd. (2010-2012), a multinational packaging group, and Executive Chairman of Sunseeker International Ltd. (2009-2010), the luxury yacht manufacturer. He has significant experience of stakeholder management, public relations and acquisitions and disposals.
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
Gunnar Winther Eliassen was appointed as Director on February 27, 2020. Mr. Eliassen has been employed by Seatankers Consultancy Services since January 2016. Mr. Eliassen also serves as a Director of Seadrill Limited, Golden Close Maritime Corp. Ltd. and KLX Energy Services Inc. Mr. Eliassen was also a Partner at Pareto Securities In. in New York and Oslo. Mr. Eliassen obtained an MBA in Finance from the Norwegian School of Economics.

Senior Management
The names of the members of management as of March 31, 2021 and their respective positions, are presented in the table below:

Name	Position
John T. Roche	Chief Executive Officer, Chief Financial Officer
Mo Meghji	Chief Restructuring Officer
Emma Li	Finance Director
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
Mo Meghji was appointed as Chief Restructuring Officer in October 2020. Mr. Meghji is the Managing Partner of M-III Partners, LP, and is a nationally recognized U.S. turnaround professional with an exemplary track record of accomplishment across a wide range of industries. He has over 30 years' experience, focused primarily on reviving companies experiencing financial, operational or strategic transitions to maximize value for stakeholders. Prior to founding M-III Partners, LP, Mr. Meghji served as Executive Vice President & Head of Strategy at Springleaf Holdings, LLC as well as CEO of its captive insurance companies. Mr. Meghji has recently served as a director on corporate boards of, among others, Frontier Communications, Toys “R” Us, Philadelphia Energy Solutions Refining and Marketing LLC and SHOPKO Corporation. Mr. Meghji is a graduate of the Schulich School of Business, York University, Canada and has taken executive courses at the INSEAD School of Business in France. He has qualified as a U.K. and Canadian Chartered Accountant as well as a U.S. Certified Turnaround Professional.
Emma Li has served as Finance Director since March 2020. Ms Li was previously Head of Corporate Finance and Investor Relations and worked in Mergers and Acquisitions for Seadrill Limited. Prior to joining Seadrill Ms Li spent 4 years working in Energy and Resources in Deloitte LLP and is also a Chartered Accountant (ACA).

    B.     Compensation
Executive Compensation
We are managed on a day to day basis by our executive officers. As set out in ITEM 6A, this consists of John Roche, Mo Meghji, Emma Li. Please read Item 7 - "Major Unitholders and Related Party Transactions - B. Related Party Transactions" for further details on this agreement. For the year ended December 31, 2020, Executive Management received aggregate compensation of $1.4 million.
Directors Appointed by Seadrill Member
Three of our Directors, Leif Nelson, Gunnar Winther Eliassen and John Roche, were appointed to the Board by the Seadrill Member. We pay these Directors for their service as Directors, and we reimburse out-of-pocket expenses incurred attending meetings of the Board or its committees.
For the year ended December 31, 2020, Seadrill appointed Directors received aggregate compensation for services of $0.1 million. In addition, we reimbursed each of these Directors for out-of-pocket expenses incurred attending meetings of the Board or its committees.

Directors Elected by Common Unit Holders

Four of our Directors, John Darlington, Anthony Horton, Andrew Cumming, and Keith MacDonald are elected members and are therefore subject to reappointment by rotation at the annual meeting of unitholders. We pay these Directors, and we reimbursed them for out-of-pocket expenses incurred attending meetings of the Board or its committees.

For the year ended December 31, 2020, the Directors elected by common unitholders received aggregate compensation for services of $0.8 million.

Indemnification
We fully indemnify each Director for actions associated with being a Director to the extent permitted under Marshall Islands law.

    C.     Board Practices
General
Our operating agreement provides that the Board has authority to oversee and direct our operations, management and policies on an exclusive basis. The executive officers manage our day-to-day activities consistent with the policies and procedures adopted by the Board. Certain of our current directors are also executive officers or directors of Seadrill.
Our current Board consists of seven members: Andrew Cumming, Anthony Horton, John Darlington, Keith MacDonald, Leif Nelson, John Roche and Gunnar Winther Eliassen. The Board has determined that each of Mr. Darlington, Mr. Horton, Mr. Cumming and Mr. MacDonald satisfies the independence standards established by NYSE and Rule 10A-3 of the Exchange Act. Mr. Darlington was originally appointed by the Seadrill Member and in January 2020 was reappointed to the board as an elected director to fill a casual vacancy. Mr. Horton, Mr. Cumming and Mr. MacDonald are subject to election by our common unitholders.
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

    D.     Employees
For the year ended December 31, 2020, our executive officers provided their services pursuant to the management and administrative services agreement.
The table below shows the number of employees contracted by Seadrill Partners and Seadrill for the year ended December 31, 2020.

	Offshore	Onshore (1)
Employees
Contracted by Seadrill Partners	364	4
Contracted by Seadrill (2)	197	4
Total employees	561	8
(1) Staff served onshore in technical, commercial and administrative roles in various countries.
(2) Certain subsidiaries of Seadrill provide onshore advisory, operational and administrative support to our operating subsidiaries pursuant to service agreements. Please read Item 19 - "Exhibits" - "Advisory, Technical and Administrative Services Agreements", and "Management and Administrative Services Agreement".
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

    E.     Unit Ownership
See Item 7 - "Major Unitholders and Related Party Transactions - Major Unitholders".

Item 7.         Major Unitholders and Related Party Transactions

    A.     Major Unitholders
The following table sets forth the beneficial ownership of units of Seadrill Partners LLC owned by beneficial owners of 5% or more of the units known by the company, and by its directors and executive officers as of March 31, 2021:

Name of Beneficial Owner	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially Owned
	Number	Percent	Number	Percent
Seadrill Partners LLC Holdco Limited (1)	2,627,575	34.9%	1,654,335	100.0%	46.6%
Anthony Horton (Director)	—	—%	—	—%	—%
Andrew Cumming (Director)	—	—%	—	—%	—%
John Darlington (Director)	—	—%	—	—%	—%
John Roche (Director)	—	—%	—	—%	—%
Keith MacDonald (Director)	*	*	—	—%	*
Leif Nelson (Director)	*	*	—	—%	*
Gunnar Winther Eliassen (Director)	—	—%	—	—%	—%
Mo Meghji (Executive Officer)	—	—%	—	—%	—%
Emma Li (Executive Officer)	—	—%	—	—%	—%
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
Additional disclosure of related party transactions for the years ended December 31, 2020, 2019 and 2018 are presented in Note 19 - "Related party transactions" to the Consolidated Financial Statements included herein.

    C.     Interests of Experts and Counsel
Not applicable.

Item 8.         Financial Information

    A.     Consolidated Statements and Other Financial Information
Please see Item 18 - "Financial Statements" below for additional information required to be disclosed under this item.
Legal Proceedings
Please see Note 22 - "Commitments and contingencies" to the Consolidated Financial Statements included herein.
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
Any future distributions would be subject to certain restrictions. These restrictions include, but are not limited to, the following:
•Under Section 40 of the Marshall Islands Act, the Company may not make a distribution to the Company's unitholders if, after giving effect to the distribution, all liabilities of the Company, other than liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the assets of the Company, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the Company only to the extent that the fair value of that property exceeds that liability. Identical restrictions exist on the payment of distributions by OPCO to its equity holders.
•The Company's ability to make cash distributions will be limited by restrictions on distributions under its financing agreements. In addition, the Company's financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions.
•The Company will be required to make substantial capital expenditures to maintain its fleet. These expenditures may fluctuate significantly over time, particularly as drilling units near the end of their useful lives. In order to minimize these fluctuations, the Company is required to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that the Company would otherwise have available for distribution to the Company's unitholders.
•The Company's ability to make distributions to unitholders depends on the performance of its controlled affiliates, including OPCO, and their ability to distribute cash to us. Our interests in OPCO represent the Company's only cash-generating assets. The ability of our controlled affiliates, including OPCO, to make distributions to the Company may be restricted by, among other things, the provisions of existing and future indebtedness, applicable limited partnership and limited liability company laws and other laws and regulations.

    B.     Significant Changes
There have been no significant changes since the date of our Consolidated Financial Statements included in this report, other than as described in Note 25 - "Subsequent events" thereto.

Item 9.        The Offer and Listing

    A.     Offer and Listing Details
Seadrill Partners LLC is a limited liability company that is traded over-the-counter on the OTC Pink Market under the ticker symbol "SDLPQ".

    B.     Plan of distribution
Not applicable.

    C.     Markets
Prior to December 23, 2019, our shares were listed on the NYSE. They are now traded over-the-counter under the trading symbol "SDLPQ".

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
Marshall Islands
Because Seadrill Partners LLC and its controlled affiliates do not carry on business or conduct transactions or operations in the Republic of the Marshall Islands, neither it nor its controlled affiliates will be subject to income, capital gains, profits or other taxation under current Marshall Islands law, and we do not expect this to change in the future, other than taxes or fees due to (i) the continued existence of legal entities registered in the Republic of the Marshall Islands, (ii) the incorporation or dissolution of legal entities registered in the Republic of the Marshall Islands, (iii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iv) obtaining certificates of goodstanding from, or certified copies of documents filed with, the Marshall Islands registrar or (v) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax. As a result, distributions OPCO receives from the controlled affiliates of Seadrill Partners LLC, and distributions Seadrill Partners LLC receives from OPCO, are not expected to be subject to Marshall Islands taxation.
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
United States
We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, we are subject to U.S. federal income tax to the extent that we earn income from U.S. sources or income that is treated as effectively connected with the conduct of a trade or business in the United States. We do not expect to earn a material amount of such taxable net income; however, we have controlled affiliates that conduct drilling operations in the U.S. Gulf of Mexico that are subject to taxation by the United States on their net income and may be required to withhold U.S. federal tax from distributions made to their owner. In March 2020, the U.S. enacted the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), which grants taxpayers a five-year carry back period for net operating losses arising in tax years beginning after December 31, 2017 and before January 1, 2021. See Note 7 – "Taxation" to the Consolidated Financial Statements included herein for further details of the impact for 2020.

Taxation of rig owning entities
A number of our drilling rigs are owned in tax-free jurisdictions such as Bermuda or the Cayman Islands. There is no taxation of the rig owners' income in these jurisdictions. The remaining drilling rigs are owned in jurisdictions with income taxation of the rig owners' income, being Hungary and Luxembourg. There may also be income tax in certain other jurisdictions where rigs are owned by or allocated to local branches. Some of our rigs are subject to Swiss tax under a special finance regime through December 31, 2021, although we do not expect there to be a material effect on our Consolidated Financial Statements thereafter.
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
Deemed income
Deemed income tax is normally calculated based on gross turnover, which can include or exclude reimbursables and often reflects an assumed profit ratio, multiplied by the applicable corporate tax rate. Some countries will also levy withholding taxes on the distribution of dividend and/or branch profits at the deemed or other tax rate.
Withholding and other taxes
Some countries base their taxation solely on withholding tax on gross turnover. In addition, some countries levy stamp duties, training taxes or similar taxes on the gross turnover.
Customs duties
Customs duties are generally payable on the importation of drilling rigs, equipment, and spare parts into the country of operation, although several countries provide exemption from such duties for the temporary importation of drilling rigs. Such exemption may also apply to the temporary importation of equipment.
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
Capital gains taxation
In respect of drilling rigs owned by companies in Bermuda, the Cayman Islands and Hungary, no capital gains tax is payable in these countries upon the sale or disposition of a rig. However, some countries may impose a capital gains tax or a claw-back of tax depreciation (on a full or partial basis) upon the sale of a rig during or attributable to such time as the rig is operating within such country, or within a certain time after completion of such drilling operations or when the rig is exported after completion of such drilling operations.
Other taxes
Our operations may be subject to sales taxes, value added taxes or other similar taxes in various countries.

Material U.S. Federal Income Tax Considerations
The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders.
This discussion is based upon provisions of the Code, Treasury Regulations and current administrative rulings and court decisions, all as in effect or existence on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "we", "our" or "us" are references to Seadrill Partners LLC.
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
U.S. Federal Income Taxation of U.S. Holders
As used herein, the term "U.S. Holder" means a beneficial owner of the Company's common units that owns (actually or constructively) less than 10% of the Company's equity and that is:
•an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes);
•a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.
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
Dividends received with respect to the Company's common units, by a U.S. Holder that is an individual, trust or estate (a "U.S. Individual Holder") may not be treated as "qualified dividend income", which is taxable to such U.S. Individual Holder at preferential tax rates as the Company's common units are not readily tradable on an established securities market in the United States as the Company's common units are no longer listed on the NYSE. Any dividends paid by us which are not treated as "qualified dividend income" will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of the Company's common units that are treated as "extraordinary dividends". In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10% of a unitholder's adjusted tax basis (or fair market value upon the unitholder's election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a unitholder's adjusted tax basis (or fair market value). If the Company pays an "extraordinary dividend" on the Company's common units that is treated as "qualified dividend income", then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.
Sale, Exchange, or Other Disposition of Common Units
Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of the Company's units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in such units. The U.S. Holder's initial tax basis in its units generally will be the U.S. Holder's purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under "Distributions"). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder's ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.
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
PFIC Status and Significant Tax Consequences
Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held the Company's units, either:
•at least 75% of the Company's gross income (including the gross income of the Company's drilling unit owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or
•at least 50% of the average value of the assets held by the Company (including the assets of the Company's drilling unit owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.
Income earned, or treated as earned (for U.S. federal income tax purposes), by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute "passive income" unless the Company was treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.
Based on the Company's current and projected method of operation, the Company believes that the Company was not a PFIC for its 2020 taxable year, and the Company expects that it will not be treated as a PFIC for the current or any future taxable year. The Company expects that more than 25% of its gross income for its 2020 taxable year arose and for each future year will arise from such drilling contracts or other income that the Company believes should not constitute passive income, and more than 50% of the average value of the Company's assets for each such year will be held for the production of such non-passive income. Assuming the composition of the Company's income and assets is consistent with these expectations, the Company believes that it should not be a PFIC for its 2020 taxable year or any future year.
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
•the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common units;
•the amount allocated to the current taxable year and any taxable year prior to the taxable year the Company was first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and
•the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
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
Backup Withholding and Information Reporting
In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units is subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:
•fails to provide an accurate taxpayer identification number;
•is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or
•in certain circumstances, fails to comply with applicable certification requirements.
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
In addition, individual citizens or residents of the United States holding certain "foreign financial assets" (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year or (2) $75,000 at any time during the tax year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy the reporting obligations described above. Unitholders should consult their tax advisers regarding the reporting obligations, if any, that result from their purchase, ownership or disposition of the Company's units.
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
Because the Company and the Company's subsidiaries (including those resident there) do not and do not expect to carry on business or conduct transactions or operations in the Republic of the Marshall Islands, under current Marshall Islands law the Company's unitholders will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, the Company makes to the Company's unitholders. In addition, the Company's unitholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units and will not be required by the Republic of the Marshall Islands to file a tax return relating to their ownership of common units.
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
The discussion that follows is based upon existing U.K. legislation and current H.M. Revenue & Customs practice as of April 30, 2021, both of which may change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences of unit ownership described below.
The Company is not required to withhold U.K. tax when paying distributions to unitholders.
Under U.K. taxation legislation, non-U.K. Holders will not be subject to tax in the United Kingdom on income or profits, including chargeable (capital) gains, in respect of the acquisition, holding, disposition or redemption of the common units, provided that:

•such holders do not use or hold and are not deemed or considered to use or hold their common units in the course of carrying on a trade, profession or vocation in the United Kingdom; and
•such holders do not have a branch or agency or permanent establishment in the United Kingdom through which such common units are used, held or acquired.
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
Due to the filing of the Bankruptcy Petitions, interest is no longer incurred on our debt facilities. Prior to filing for Chapter 11, we entered into a derivative agreement to mitigate the risk of interest rate fluctuations. We defaulted on payments due on the interest rate swaps on November 23, 2020 in preparation for the Chapter 11 filing.
As a result, our counterparties terminated all outstanding transactions governed by the International Swaps and Derivatives Association, Inc. ("ISDA"). The derivative transactions are recognized at the recoverable amount under the ISDA's as agreed with our lenders. As at December 31, 2020 we had $20.8 million in estimated derivative instrument settlements payable, reflected as "liabilities subject to compromise" in our Consolidated Balance Sheet.
Interest rate risk management
Our exposure to interest rate risk relates mainly to our floating interest rate debt and balances of surplus funds placed with financial institutions. The exposure related to our floating interest debt has reduced since filing for Chapter 11 as interest is no longer incurred on our debt facilities. Our objective is to obtain the most favorable interest rate borrowings available without increasing its exposure to fluctuating interest rates. Surplus funds are used to repay revolving credit tranches or placed in accounts and deposits with reputable financial institutions in order to maximize returns, while providing us with flexibility to meet all requirements for working capital and capital investments. The extent to which we utilize interest rate swaps to manage our interest rate risk is determined by our net debt exposure and our views on future interest rates.

Interest rate swap agreements
As at November 23, 2020, we had interest rate swaps for a combined outstanding principal amount of $2,714.1 million, (December 31, 2019: $2,735.8 million) swapping floating rate for an average fixed rate of 2.49% per annum. The fair value of the interest rate swaps outstanding as of December 31, 2020 was a liability of $20.8 million (December 31, 2019: liability of $17.7 million). The collateral vessels under our TLB have been pledged as collateral against our interest rate swap liabilities. The interest rate swaps are secured on a pari passu basis with the TLB lenders. The swap providers rank lower on the payment waterfall with regards to the super senior loans.
We record interest rate swaps on a net basis where netting is as allowed under ISDA Master Agreements. We classify the net asset or liability within other current assets or current liabilities. We have not designated any interest swaps as hedges and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statements of Operations included herein under "(Loss)/gain on derivative financial instruments".
On December 1, 2020, our interest rate swaps were terminated under the ISDA and an adjustment for credit risk on the interest rate swap position was reversed to "other financial expenses" in the Consolidated Statement of Operations included herein, totaling $7.1 million. The residual liability represents the counterparty claimed value of $20.8 million, which was reclassified to "liabilities subject to compromise" in the Consolidated Balance Sheet, included herein, as at December 31, 2020.
The total realized and unrealized loss recognized under "loss/gain on derivative financial instruments" in the Consolidated Statements of Operations, included herein, relating to interest rate swap agreements for 2020 was a loss of $16.1 million (2019: loss of $27.7 million, 2018: gain of $24.9 million).
Our interest rate swap agreements as of November 23, 2020, were as follows:

Maturity date	Outstanding principal as at November 23, 2020	Receive rate	Pay rate
	(In $ millions)
February 21, 2021	2,714.1	3 month LIBOR	2.45% to 2.52%	(1) (2)
Total outstanding principal	2,714.1
(1) The outstanding principal of these amortizing swaps falls with each capital repayment of the underlying loans.
(2) The Company has a LIBOR floor of 1% whereby the Company receives 1% when LIBOR is below 1%.
Following the defaults on our debt and the termination of our derivatives we no longer have any net exposure to short term fluctuations in interest rates.
As of December 31, 2019, $156.3 million of our debt was exposed to interest rate fluctuations. An increase or decrease in short-term interest rates of 100 basis points would thus increase or decrease, respectively, our interest expense by approximately $1.5 million on an annual basis as of December 31, 2019.
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
Our foreign currency risk arises from:
•the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as "currency exchange loss/gain" in the Consolidated Statements of Operations; and
•the impact of fluctuations in exchange rates on the reported amounts of the Company's revenues and expenses which are denominated in foreign currencies.
We do not use foreign currency forward contracts or other derivative instruments related to foreign currency exchange risk.
Credit risk
We have financial assets which expose us to credit risk arising from possible default by a counterparty. Our counterparties primarily include our customers, which are international oil companies, national oil companies or large independent companies or financial institutions. We consider these counterparties to be creditworthy and do not expect any significant loss due to credit risk. We don't demand collateral from our counterparties in the normal course of business. Credit risk is also considered as part of our expected credit loss provision. Refer to Note 2 - "Accounting Policies" to the Consolidated Financial Statements included herein for further information on our methodology for recognizing expected credit losses related to our credit risk.

Concentration of Credit Risk
There is a concentration of credit risk with respect to revenue as one of our customers represent more than 10% of total revenues. Refer to Note 5 - "Segment information" to the Consolidated Financial Statements included herein for an analysis of our revenue by customer. The market for our services is the offshore oil and gas industry, and our customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. We perform ongoing credit evaluations of our customers and generally do not require collateral from them. Reserves for potential credit losses are maintained when necessary.
There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Danske Bank A/S and Citibank N.A. We consider these risks to be remote given the strong credit rating of these banks.

Item 12.     Description of Securities Other than Equity Securities
Not applicable.

    A.     Debt securities
Not applicable.

    B.     Warrants and rights
Not applicable.

    C.     Other securities
Not applicable.

    D.     American Depositary shares
Not applicable.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies
The Debtors filing of Bankruptcy on the petition date constituted an event of default under our secured credit facilities and unsecured bond facilities and were reported as "Liabilities subject to compromise" on the Consolidated Balance Sheets at December 31, 2020.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15.     Controls and Procedures
a)    Disclosure Controls and Procedures
Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 and Rule 15d-15 of the Exchange Act as of December 31, 2020. Based upon that evaluation, the Principal Executive Officer and the Principal Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the evaluation date.
b)    Management's Annual Report on Internal Controls over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) promulgated under the Exchange Act.
Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and
•Provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.
Our Management, with the participation of the Chief Executive Officer, whom is also the Chief Financial Officer, assessed the effectiveness of the design and operation of our internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2020.

Management conducted the evaluation of the effectiveness of internal control over financial reporting based on the Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. On the basis of this evaluation, Management concluded that, as of December 31, 2020, the Company's internal control over financial reporting was effective.
c)     Changes in Internal Control over Financial Reporting
There were no changes in these internal controls during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A.     Audit Committee Financial Expert
The Board has determined that John Darlington and Keith MacDonald qualify as audit committee financial experts and are independent under applicable NYSE and SEC standards. See Item 6A - "Directors and Senior Management" for a description of their relevant experience.

Item 16B.     Code of Ethics
We have adopted a Code of Ethics that applies to all entities controlled by the Company and its employees, directors, officers and agents of the Company. We will provide any person, free of charge, a copy of the Code of Ethics upon written request to our registered office.

Item 16C.     Principal Accountant Fees and Services
Our principal accountant for the fiscal years ended December 31, 2020 and December 31, 2019 was PricewaterhouseCoopers LLP in the United Kingdom.
Fees Incurred by the Company for PricewaterhouseCoopers LLP's Services
The following table sets forth the fees related to audit and other services provided by the principal accountants and their affiliates:

(In $ millions)	2020	2019
Audit Fees	1,499,222	1,498,268
Audit-Related Fees	—	—
Tax Fees	—	—
All other fees	9,629	8,634
	1,508,851	1,506,902
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
Audit committee approvals
The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant for all periods in 2020.

Item 16D.     Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

Item 16F.     Change in Registrant's Certifying Accountant
Not applicable.

Item 16G.     Corporate Governance
Overview
Although since December 2019, the Company was delisted from the NYSE, we believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to the Company's unitholders. As an NYSE listed foreign private issuer, we were not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards, but we were required to state any significant differences between our governance practices and the practices required by the NYSE for U.S. companies. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.
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
Issuance of Additional Units
The NYSE requires that a listed U.S. company obtain unitholder approval in certain circumstances prior to the issuance of additional units. Consistent with Marshall Islands law and the Company's operating agreement, the Company is authorized to issue an unlimited amount of additional limited liability company interests and options, rights and warrants to buy limited liability company interests for the consideration and on the terms and conditions determined by the Board of Directors without the approval of the unitholders.

Item 16H.     Mine Safety Disclosure
Not applicable.

PART III

Item 17.     Financial Statements
See Item 18 - "Financial Statements" below.

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
1.2
First Amended and Restated Operating Agreement of Seadrill Partners LLC, dated October 24, 2012, (incorporated by reference to Exhibit 1.2 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

1.2.1
Amendment No. 1 to the First Amended and Restated Operating Agreement of Seadrill Partners LLC, dated February 23, 2014 (incorporated by reference to Exhibit 1.2.1 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 21, 2015)

1.2.2
Amendment No. 2 to the First Amended and Restated Operating Agreement of Seadrill Partners LLC, dated May 22, 2019 (incorporated by reference to Exhibit 1.2.2 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2019 filed on June 15, 2020).

1.3
Amended and Restated Agreement of Limited Partnership of Seadrill Operating LP dated July 21, 2014 (incorporated by reference to Exhibit 10.2 of the registrants Current Report on Form 6-K, filed on July 21, 2014)

1.4
Limited Liability Company Agreement of Seadrill Operating GP LLC, dated September 27, 2012 (incorporated by reference to Exhibit 1.4 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

1.5
Amended & Restated Limited Liability Company Agreement of Seadrill Capricorn Holdings LLC dated October 18, 2012 (incorporated by reference to Exhibit 1.5 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013)

4.1.
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

4.37.1
Amendment to USD 420,000,000 Term Loan and Revolving Credit Facilities Agreement of Seadrill Polaris Ltd, as borrower, dated August 29, 2019 ((incorporated by reference to Exhibit 4.37.1 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2019 filed on June 15, 2020).

4.38
Third Amendment and Restated Agreement, dated 16 August 2017, relating to, among other things, the USD 483,333,333.34 Third Amended and Restated Senior Secured Credit Facility Agreement for Seadrill Vela Hungary Kft., as borrower (incorporated by reference to the Exhibit 10.2 of the registrants Report on Form 6-K, filed August 17, 2017).

4.38.1
Amendment to US 483,333,333.34 Secured Credit Facilities Agreement of Seadrill Vela Hungary Kft, as borrower, dated August 29, 2019 (incorporated by reference to Exhibit 4.38.1 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2019 filed on June 15, 2020).

4.39
China ECA Facility Framework Agreement, dated 16 August 2017, relating to, among other things, a new USD 119,100,000 Secured Credit Facility Agreement of Seadrill T-15 Ltd. and Seadrill T-16 Ltd., each as borrowers (incorporated by reference to the Exhibit 10.3 of the registrants Report on Form 6-K, filed August 17, 2017).

4.39.1
Amendment to US 119,100,000 Secured Credit Facilities Agreement of Seadrill T-15 Ltd. and Seadrill T-16 Ltd., each as borrowers, dated August 29, 2019 (incorporated by reference to Exhibit 4.39.1 of the registrant's Annual Report on Form 20-F for the year ended December 31, 2019 filed on June 15, 2020).

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

8.1*	List of Subsidiaries of Seadrill Partners LLC
12.1*	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
13.1*	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Independent Registered Public Accounting Firm
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema
101. CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB	XBRL Taxonomy Extension Schema Label Linkbase
101. PRE	XBRL Taxonomy Extension Schema Presentation Linkbase
*     Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SEADRILL PARTNERS LLC (Registrant)

Date: April 30, 2021

	By:	/s/ John T. Roche
	Name:	John T. Roche
	Title:	Chief Executive Officer of Seadrill Partners LLC (Principal Executive Officer of Seadrill Partners LLC)

Index to Consolidated Financial Statements of Seadrill Partners LLC
(Debtor-in-Possession)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Seadrill Partners LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seadrill Partners LLC and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of changes in members’ capital and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 and Note 4 to the consolidated financial statements, on December 1, 2020, the Company and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. Uncertainties inherent in the bankruptcy process raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1 and Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of drilling units

As described in Notes 2, 10 and 15 to the consolidated financial statements, the Company’s carrying value of drilling units was $428.3 million as of December 31, 2020. Management reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. Management first assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to be generated from the asset, including eventual disposal. If the undiscounted future net cash flows are less than the carrying value of the asset, then the carrying value of the asset is compared to the discounted future net cash flows, using a relevant weighted-average cost of capital. The impairment loss to be recognized during the period, is the amount by which the carrying value of the asset exceeds the discounted future net cash flows. As disclosed by management, cash flows used in recoverability assessments are prepared for each rig and based on the assumptions which are developed in the annual budgeting process and the five-year plan. These include assumptions about long-term day rates by rig, long-term economic utilization, contract probabilities, operating expenses, estimated maintenance and inspection costs, reactivation costs and timing for the cold stacked rigs, and recycling probability. The discount rate is considered to be a key assumption in the discounted future net cash flows. In 2020, the following events or changes in circumstances indicated that the carrying amount of the drilling units may not be recoverable: the oil price collapse in the beginning of 2020 and main industry players have not completed scrapping programs as expected. This resulted in an impairment expense of $4,210.4 million during 2020.

The principal considerations for our determination that performing procedures relating to the impairment of drilling units is a critical audit matter are (i) the significant judgment by management when developing the forecasted cash flows associated with drilling units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant estimates and assumptions related to long term day rates by rig, contract probabilities, reactivation timing for the cold stacked rigs, recycling probability and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for developing the future net cash flows, (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness, accuracy, and relevance of the underlying data used in the model; and (iv) evaluating the significant estimates and assumptions used by management related to the long term day rates by rig, contract probabilities, reactivation timing for cold stacked rigs, recycling probability, and the weighted-average cost of capital used to determine the discount rate. Evaluating management’s significant estimates and assumptions involved evaluating whether the estimates and assumptions used by management were reasonable considering (i) the current and past performance of the drilling unit; (ii) the consistency with external market and industry forecast data; (iii) sensitivity analysis to understand the impact of changes to significant assumptions and (iv) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s weighted-average cost of capital used to determine the discount rate.

Uncertain tax positions

As described in Notes 2 and 7 to the consolidated financial statements, the Company had a total amount of unrecognized tax benefits of $39.2 million as of December 31, 2020. As disclosed, management recognizes tax liabilities based on an assessment of whether their tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedence. Management recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the annual tax provision is based on the information available to management at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined.

The principal considerations for our determination that performing procedures relating to the uncertain tax positions is a critical audit matter are (i) the significant judgment applied by management to assess whether their tax positions are more likely than not sustainable; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s timely identification and accurate measurement of uncertain tax positions; (iii) the evaluation of audit evidence available to support the tax liabilities for uncertain tax positions is complex and resulted in significant auditor judgment as the nature of the evidence is often highly subjective; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing the completeness, accuracy and relevance of data used in the calculation of the liability for uncertain tax positions, including agreements, and tax positions in various jurisdictions, and the related final tax returns; (ii) testing the liability for uncertain tax positions by jurisdiction, including management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; and (iii) evaluating the status and results of income tax audits with the relevant tax authorities. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness and measurement of the Company’s uncertain tax positions, including assessing the reasonableness of management’s determination whether tax positions are more-likely-than-not of being sustained and the amount of potential benefit to be realized, and the application of relevant tax laws.

/s/ PricewaterhouseCoopers LLP
Watford, United Kingdom
April 30, 2021

We have served as the Company's auditor since 2012.

SEADRILL PARTNERS LLC
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2020, 2019 and 2018
(In $ millions, except per unit data)

	Note		2020	2019	2018
Operating revenues
Contract revenues			525.9	686.5	797.5
Reimbursable revenues			11.1	20.7	31.2
Other revenues	8	*	1.1	42.8	209.5
Total operating revenues			538.1	750.0	1,038.2

Operating expenses
Vessel and rig operating expenses		*	(255.9)	(325.3)	(278.2)
Depreciation	15		(230.8)	(275.9)	(280.3)
Amortization of favorable contracts	14		(40.4)	(45.1)	(45.1)
Reimbursable expenses			(10.2)	(19.4)	(28.6)
Selling, general and administrative expenses		*	(34.4)	(34.4)	(45.8)
Total operating expenses			(571.7)	(700.1)	(678.0)

Other operating items
Loss on impairment of goodwill			—	—	(3.2)
Revaluation of contingent consideration			—	0.7	—
Impairment of long-lived assets	10		(4,210.4)	—	—
Total other operating items	9		(4,210.4)	0.7	(3.2)

Operating (loss)/income			(4,244.0)	50.6	357.0

Financial items
Interest income			6.1	20.3	47.1
Interest expense	11	*	(235.3)	(262.5)	(263.7)
(Loss)/gain on derivative financial instruments	20	*	(16.1)	(27.7)	24.9
Currency exchange (loss)/gain			(2.7)	(2.6)	0.2
Reorganization items, net	4		(49.8)	—	—
Other financial expenses			(17.1)	(1.4)	(4.8)
Total financial items			(314.9)	(273.9)	(196.3)

(Loss)/income before income taxes			(4,558.9)	(223.3)	160.7
Income tax (expense)/benefit	7		(30.0)	36.1	(86.7)
Net (loss)/income			(4,588.9)	(187.2)	74.0

Net (loss)/income attributable to Seadrill Partners LLC members			(2,550.9)	(92.9)	56.1
Net (loss)/income attributable to the non-controlling interest			(2,038.0)	(94.3)	17.9

(Loss)/Earnings per unit (common and subordinated)
Common unitholders (basic and diluted) (U.S. Dollars)			(277.80)	(10.12)	7.45
Subordinated unitholders (basic and diluted) (U.S. Dollars)			(277.80)	(10.12)	—
* Includes transactions with related parties. Refer to Note 19 - "Related party transactions".
A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.
See accompanying notes that are an integral part of these Consolidated Financial Statements.

SEADRILL PARTNERS LLC
(Debtor-in-Possession)
CONSOLIDATED BALANCE SHEETS
as at December 31, 2020 and 2019
(In $ millions)

	Note	2020	2019
ASSETS
Current assets
Cash and cash equivalents		362.0	560.0
Restricted cash	12	16.4	—
Accounts receivable, net	13	56.6	146.7
Amount due from related party	19	7.6	6.9
Other current assets	14	45.0	119.5
Total current assets		487.6	833.1
Non-current assets
Drilling units	15	428.3	4,840.8
Deferred tax assets	7	3.3	6.1
Other non-current assets	14	8.0	—
Total non-current assets		439.6	4,846.9
Total assets		927.2	5,680.0

LIABILITIES AND MEMBERS' CAPITAL
Current liabilities
Debt due within twelve months	16	—	301.4
Trade accounts payable and accruals		4.2	17.4
Current portion of deferred and contingent consideration to related party	19	—	31.5
Related party payable	19	7.4	79.5
Other current liabilities	17	56.3	103.5
Total current liabilities		67.9	533.3
Liabilities subject to compromise	4	2,879.1	—
Non-current liabilities
Long-term debt	16	—	2,576.8
Deferred tax liability	7	1.0	2.0
Other non-current liabilities	17	44.4	44.2
Total non-current liabilities		45.4	2,623.0

Commitments and contingencies (see Note 22)
Equity
Members' Capital:
Common unitholders (issued 7,527,830 units as at December 31, 2020 and December 31, 2019)		(944.5)	1,146.8
Subordinated unitholders (issued 1,654,335 units as at December 31, 2020 and December 31, 2019)		(371.4)	88.2
Total members' capital		(1,315.9)	1,235.0
Non-controlling interest	18	(749.3)	1,288.7
Total (deficit)/equity		(2,065.2)	2,523.7
Total liabilities and equity		927.2	5,680.0
See accompanying notes that are an integral part of these Consolidated Financial Statements.

SEADRILL PARTNERS LLC
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2020, 2019 and 2018
(In $ millions)

	2020	2019	2018
Cash Flows from Operating Activities
Net (loss)/income	(4,588.9)	(187.2)	74.0
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	230.8	275.9	280.3
Amortization of deferred loan charges	44.2	11.7	12.4
Amortization of favorable contracts	40.4	45.1	45.1
Impairment of long-lived assets	4,210.4	—	—
Loss on impairment of goodwill	—	—	3.2
Unrealized (gain)/loss related to derivative financial instruments	(4.0)	27.6	(38.9)
Payment for long term maintenance	(19.3)	(81.4)	(91.6)
Non-cash reorganization items	42.9	—	—
Reversal of credit risk on derivatives	7.1	—	—
Deferred tax expense	1.7	3.2	0.7
Gain on revaluation of contingent consideration	—	(0.7)	—
Accretion of discount on deferred consideration	1.9	3.2	5.3

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	90.1	4.2	103.2
Prepaid expenses and accrued income	(32.4)	(2.0)	(3.6)
Trade accounts payable	0.1	(8.3)	(11.2)
Related party balances	(1.3)	(47.3)	(12.9)
Other assets	38.7	0.7	15.5
Other liabilities	104.7	(69.4)	56.5
Changes in deferred revenue	(2.1)	(1.3)	(3.4)
Other, net	—	—	(0.5)
Net cash provided by/(used in) operating activities	165.0	(26.0)	434.1

Cash Flows from Investing Activities
Additions to drilling units	(9.4)	(29.7)	(23.4)
Net cash used in investing activities	(9.4)	(29.7)	(23.4)

Cash Flows from Financing Activities
Repayments of debt	(306.6)	(192.6)	(296.4)
Repayments of related party debt	—	—	(24.7)
Contingent consideration paid	(30.6)	(30.0)	(34.0)
Cash distributions	—	(3.3)	(55.4)
Repayment of shareholder loan	—	—	(6.2)
Net cash used in financing activities	(337.2)	(225.9)	(416.7)

Effect of exchange rate changes on cash	—	—	(1.0)

Net decrease in cash and cash equivalents	(181.6)	(281.6)	(7.0)
Cash and cash equivalents at beginning of the year	560.0	841.6	848.6
Cash and cash equivalents, including restricted cash, at the end of year	378.4	560.0	841.6

Supplementary disclosure of cash flow information
Interest and other financial items paid	68.9	247.6	261.3
Taxes paid	21.7	50.1	24.9
See accompanying notes that are an integral part of these Consolidated Financial Statements.

SEADRILL PARTNERS LLC
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS'
CAPITAL
for the years ended December 31, 2020, 2019 and 2018
(In $ millions)

	Members' Capital
	Common Units	Subordinated Units	Total Before Non- controlling interest	Non- controlling interest	Total (Deficit)/ Equity
Consolidated balance at December 31, 2017	1,208.9	94.8	1,303.7	1,398.1	2,701.8
Net income	46.0	10.1	56.1	17.9	74.0
Cash distributions	(30.1)	—	(30.1)	(25.3)	(55.4)
Repayment of shareholder loan	—	—	—	(6.2)	(6.2)
Consolidated balance at December 31, 2018	1,224.8	104.9	1,329.7	1,384.5	2,714.2
Net loss	(76.2)	(16.7)	(92.9)	(94.3)	(187.2)
Cash distributions	(1.8)	—	(1.8)	(1.5)	(3.3)
Consolidated balance at December 31, 2019	1,146.8	88.2	1,235.0	1,288.7	2,523.7
Net loss	(2,091.3)	(459.6)	(2,550.9)	(2,038.0)	(4,588.9)
Consolidated balance at December 31, 2020	(944.5)	(371.4)	(1,315.9)	(749.3)	(2,065.2)
See accompanying notes that are an integral part of these Consolidated Financial Statements.

SEADRILL PARTNERS LLC
(Debtor-in-Possession)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 - General information
Background
Seadrill Partners LLC (the "Company", "we" or "our") is incorporated in the Republic of the Marshall Islands. We provide offshore drilling services to the oil and gas industry. As at December 31, 2020 we owned and operated 11 offshore drilling units. Our fleet consists of drillships, semi-submersible rigs and tender rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.
As of October 24, 2012 we were listed on the New York Stock Exchange ("NYSE"). On December 11, 2019, the NYSE filed a Form 25 with the SEC in connection with the delisting and deregistration of our common units. Delisting of our common units from the NYSE became effective 10 days after the filing date of the Form 25. The Form 25 was filed as part of delisting procedures resulting from the company's low market capitalization, as we previously announced on September 6, 2019. Our common units currently trade on the over-the-counter market ("OTC") under the ticker symbol "SDLPQ".
Chapter 11 proceeding and going concern
Since the mid-2010s, the industry has experienced a sustained decline in oil prices which has culminated in an industry-wide supply and demand imbalance. During this period, market dayrates for drilling rigs have been lower than was anticipated when the debt associated with acquiring our rigs was incurred. This challenging business climate was further destabilized by challenges that have arisen due to the COVID-19 pandemic. The actions taken by governmental authorities around the world to mitigate the spread of COVID-19 have had a significant negative effect on oil consumption. This has led to a further decrease in the demand for our services and has had an adverse impact on our business and financial condition.
On December 1, 2020 Seadrill Partners LLC and certain of its direct and indirect consolidated subsidiaries (the “Debtors”) filed voluntary petition for reorganization under Chapter 11 triggering a stay on enforcement of remedies with respect to our debt obligations. As at December 31, 2020 we had total debt outstanding of $2,727.1 million under our credit facilities, all of which matures in the first quarter of 2021. As part of the Chapter 11 proceedings, the Debtors were granted “first-day” relief which enables us to continue operations without interruption. On February 12, 2021, the Debtors and certain of their prepetition lenders executed a plan support agreement, which contemplates a series of restructuring transactions that will equitize approximately $2.7 billion in secured term loan obligations and select go-forward, value maximizing services providers.
As of December 31, 2020, we had cash and cash equivalents of $378.4 million of which $362 million was unrestricted and we have implemented, and will continue to implement, various measures to preserve liquidity. These include primarily deferrals of capital expenditures and cold stacking the drilling units, as well as an increased focus on operating efficiency and reductions in corporate and overhead expenditures. Whilst we believe this should provide sufficient liquidity for the 12 month period from the issuance of these financial statements to allow us to complete a comprehensive restructuring, the process is difficult to predict and subject to factors outside of our control. We are subject to numerous risks associated with the bankruptcy proceedings and there can be no assurance that we will agree a plan of reorganization that is acceptable to our creditors, nor that the Bankruptcy Court would confirm such a plan once agreed.
These conditions and events raise substantial doubt as to our ability to continue as a going concern for the twelve months after the date our financial statements are issued. Financial information in this report has been prepared on a going concern basis of accounting, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due. Financial information in this report does not reflect the adjustments to the carrying values of assets, liabilities and the reported expenses and balance sheet classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.
Basis of presentation
The Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). The amounts are presented in United States Dollars ("U.S. Dollars" or "US$") rounded to the nearest million, unless otherwise stated.
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
Bankruptcy accounting
Seadrill Partners LLC and certain of its direct and indirect consolidated subsidiaries (the “Debtors”) filed voluntary petitions on December 1, 2020 (the "Petition Date") to commence prearranged reorganization proceedings under Chapter 11 of Title 11 of the United States Bankruptcy Code (“Bankruptcy Code”) in the Southern District of Texas (the “Bankruptcy Court”) case number 20-35740. During the pendency of the

Chapter 11 proceedings, the Debtors will operate its business as “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provision of the Bankruptcy Code. For further information refer to Note 4 - "Chapter 11 Proceedings".

Since the Petition Date, we prepared our Consolidated Financial Statements under Accounting Standards Codification 852, Reorganizations ("ASC 852"). ASC 852 requires that the financial statements, for periods subsequent to filing bankruptcy petitions, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, gains and losses that are realized or incurred in the bankruptcy proceedings are recorded in “Reorganization items, net" on the Company’s Consolidated Statements of Operations. In addition, ASC 852 provides for changes in the accounting and presentation of significant items on the Consolidated Balance Sheets, particularly liabilities. Pre-petition obligations that may have been impacted by Chapter 11 reorganization process were classified on the Consolidated Balance Sheets within "Liabilities subject to compromise".

Note 2 - Accounting policies
The accounting policies set out below have been applied consistently to all periods in these Consolidated Financial Statements, unless otherwise noted.
Allowance for credit losses
We adopted accounting standard update 2016-13 Measurement of Credit Losses on Financial Instruments effective January 1, 2020. The new guidance replaces the “incurred loss” model required under the previous guidance with a current “expected credit loss” (or CECL) model. The CECL model requires recognition of expected credit losses over the life of a financial asset upon its initial recognition. Comparative periods are presented under the previous guidance with an allowance against a receivable balance recognized only if it was probable that we would not recover the full amount due to us. We determined doubtful accounts on a case-by-case basis and considered the financial condition of the customer as well as specific circumstances related to the receivable such as customer disputes. The CECL model applies to external trade receivables, related party receivables and other financial assets measured at amortized cost. We have determined that on transition and at December 31, 2020, the impact of the CECL model is not material and no credit loss adjustments have been applied.
The CECL model contemplates a broader range of information to estimate expected credit losses over the contractual lifetime of an asset. It also requires to consider the risk of loss even if it is remote. We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts of events which may affect the collectability. We estimate the CECL allowance using a “probability-of-default” model, calculated by multiplying the exposure at default by the probability of default by the loss given default by a risk overlay multiplier over the life of the financial instrument (as defined by ASU 2016-13).
Revenue from contracts with customers
The activities that primarily drive the revenue earned from our drilling contracts include (i) providing a drilling rig and the crew and supplies necessary to operate the rig, (ii) mobilizing and demobilizing the rig to and from the drill site and (iii) performing rig preparation activities and/or modifications required for the contract with a customer. Consideration received for performing these activities may consist of dayrate drilling revenue, mobilization and demobilization revenue, contract preparation revenue and reimbursement revenue. We account for these integrated services as a single performance obligation that is (i) satisfied over time and (ii) comprised of a series of distinct time increments of service.
We recognize revenues for activities that correspond to a distinct time increment of service within the contract term in the period when the services are performed. We recognize consideration for activities that are (i) not distinct within the context of our contracts and (ii) do not correspond to a distinct time increment of service, ratably over the estimated contract term.
We determine the total transaction price for each individual contract by estimating both fixed and variable consideration expected to be earned over the term of the contract. The amount estimated for variable consideration may be constrained and is only included in the transaction price to the extent that it is probable that a significant reversal of previously recognized revenue will not occur throughout the term of the contract. When determining if variable consideration should be constrained, we consider whether there are factors outside of our control that could result in a significant reversal of revenue as well as the likelihood and magnitude of a potential reversal of revenue. We re-assess these estimates each reporting period as required. Refer to Note 6 - "Revenue from contracts with customers".
Dayrate drilling revenue - Our drilling contracts generally provide for payment on a dayrate basis, with higher rates for periods when the drilling unit is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the customer are typically determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is allocated to the distinct hourly increment service it relates to. Revenue is recognized in line with the contractual rate billed for the services provided for any given hour.

Mobilization revenue - We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the mobilization of our rigs. These activities are not considered to be distinct within the context of the contract. The associated revenue is allocated to the overall performance obligation and recognized ratably over the expected term of the related drilling contract. We record a contract liability for mobilization fees received, which is amortized ratably to contract drilling revenue as services are rendered over the initial term of the related drilling contract.
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
Other revenues
Other revenues consist of related party revenues, external management fees, and early termination fees. Refer to Note 8 - ''Other revenues''. Revenue is recognized as the performance obligation is satisfied, which on our leased rigs is on a straight-line basis.
Related party revenues - Related party revenues relate to onshore support and offshore personnel provided to Seadrill.
Early termination fees - Other revenues also include amounts recognized as early termination fees under drilling contracts which have been terminated prior to the contract end date. Contract termination fees are recognized daily as and when any contingencies or uncertainties are resolved. Refer to Note 19 - ''Related party transactions''.
Vessel and rig operating expenses
Vessel and rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance and costs for onshore support personnel. We expense such costs as incurred.
Mobilization and demobilization expenses
We incur costs to prepare a drilling unit for a new customer contract and to move the rig to a new contract location. We capitalize the mobilization and preparation costs for a rig's first contract as a part of the rig value and recognize them as depreciation expense over the expected useful life of the rig (i.e. 30 years). For subsequent contracts, we defer these costs over the expected contract term (see "Deferred Contract Costs" above), unless we don't expect the costs to be recoverable, in which case we expense them as incurred.
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
Income taxes
Seadrill Partners LLC is organized in the Republic of the Marshall Islands and resident in the United Kingdom for taxation purposes. The Company does not conduct business or operate in the Republic of the Marshall Islands, and is not subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a tax resident of the United Kingdom the Company is subject to tax on income earned from sources within the United Kingdom. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income and statutory tax rates in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned. Refer to Note 7 – "Taxation".
The determination and evaluation of our annual group income tax provision involves interpretation of tax laws in various jurisdictions in which we operate and requires significant judgment and use of estimates and assumptions regarding significant future events, such as amounts, timing and character of income, deductions and tax credits.
Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed, or from tax audit adjustments. Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. We recognize the income tax effects of intercompany sales or transfers of assets, other than inventory, in the Consolidated Statement of Operations as income tax expense (or benefit) in the period of sale or transfer occurs.
Deferred tax assets and liabilities are based on temporary differences that arise between carrying values used for financial reporting purposes and amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax loss carry forwards.
Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as at the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities or valuation allowances. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted.
Foreign currencies
The majority of our revenues and expenses are denominated in U.S. Dollars and therefore the majority of our subsidiaries use U.S. Dollars as their functional currency. Our reporting currency is also U.S. Dollars. For subsidiaries that maintain their accounts in currencies other than U.S. Dollars, we use the current method of translation whereby the Statements of Operations are translated using the average exchange rate for the year and the assets and liabilities are translated using the year-end exchange rate. Foreign currency translation gains or losses on consolidation are recorded as a separate component of other comprehensive income in members' capital.
Transactions in foreign currencies are translated into U.S. Dollars at the rates of exchange in effect at the date of the transaction. Foreign currency denominated monetary assets and liabilities are remeasured using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the Consolidated Statements of Operations.
Earnings Per Unit ("EPU")
We compute EPU using the two-class method set out in GAAP. We first allocate undistributed earnings for the period to the holders of common units, subordinated units and incentive distribution rights. This allocation is made in accordance with the cash distribution provisions contained in our First Amended and Restated Operating Agreement of the Company (the "Operating Agreement"). Unallocated earnings may be negative if amounts distributed are higher than total earnings. We allocate such deficits using the same cash distribution model.
We calculate the EPU for each category of units by taking the sum of the distributions to those units plus the allocation of those units undistributed earnings for the period and dividing this total by the weighted average number of units outstanding for the period. We don't have any potentially dilutive instruments and therefore don't present a diluted EPU. Refer to Note 23 - ''Earnings per unit and cash distributions''.
Fair value measurements
We estimate fair value at a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for the asset or liability. Hierarchy Levels 1, 2 and 3 are terms for the priority of inputs to valuation techniques used to measure fair value. Hierarchy Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets. Hierarchy Level 2 inputs are significant other observable inputs, including direct or indirect market data for similar assets or liabilities in active markets or identical assets or liabilities in less active markets. Hierarchy Level 3 inputs are significant unobservable inputs, including those that require considerable judgment for which there is little or no market data. When a valuation requires multiple input levels, we categorize the entire fair value measurement according to the lowest level of input that is significant to the measurement even though we may have also utilized significant inputs that are more readily observable.
Current and non-current classification
Generally, assets and liabilities (excluding deferred taxes and liabilities subject to compromise) are classified as current assets and liabilities respectively if their maturity is within one year of the balance sheet date. In addition, we classify any derivative financial instruments whose fair value is a net liability as current. Current liabilities will include where amounts from lenders are payable on demand at their discretion due to event of default clauses being met.
Generally, assets and liabilities are classified as non-current assets and liabilities respectively, if their maturity is beyond one year of the balance sheet date. In addition, we classify loan fees based on the classification of the associated debt principal and we classify any derivative financial instruments whose fair value is a net asset as non-current.
Where the liabilities are subject to compromise as part of the Chapter 11 proceedings they are classified separately in the Consolidated Balance Sheet and neither classified as current or non-current.
Cash and cash equivalents
Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with maturities of three months or less. Amounts are presented net of allowances for credit losses.
Restricted cash consists of bank deposits which are subject to restrictions due to legislation, regulation or contractual arrangements. Restricted cash amounts that are expected to be used after one year from balance sheet date are classified as non-current assets. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure. Refer to Note 12 – "Restricted cash".
Receivables
Receivables, including accounts receivable, are recorded in the balance sheet at their nominal amount net of expected credit losses and write-offs. Interest income on receivables is recognized as earned. Refer to Note 13 - ''Accounts receivable''.
Contract assets and liabilities
Accounts receivables are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. If we recognize revenue ahead of this point, we also recognize a contract asset. Contract assets balances relate primarily to demobilization revenues recognized during the period but are contingent on future demobilization activities.
Contract liabilities include payments received for mobilization, rig preparation and upgrade activities which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract.
Related parties
Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. Amounts receivable from related parties are presented net of allowances for expected credit losses and write-offs. Interest income on receivables is recognized as earned. Refer to Note 19 - ''Related party transactions'' for details of balances and material transactions with related parties.
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
In assessing the recoverability of our drilling units carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual value, day rates, drilling unit operating expenses and overhaul requirements.
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
Drilling units
Rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated residual value is taken to be offset by any decommissioning costs that may be incurred. The estimated economic useful life of our floaters and, jack-up rigs, when new, is 30 years. The direct and incremental costs of significant capital projects, such as rig upgrades and reactivation projects, are capitalized and depreciated over the remaining life of the asset.
Drilling units acquired in a business combination are measured at fair value at the date of acquisition. Drilling units were also remeasured to fair value when we applied fresh start accounting at the date of emergence. Cost of property and equipment sold or retired, with the related accumulated depreciation and impairment is removed from the Consolidated Balance Sheet, and resulting gains or losses are included in the Consolidated Statement of Operations.
We re-assess the remaining useful lives of our drilling units when events occur which may impact our assessment of their remaining useful lives. These include changes in the operating condition or functional capability of our rigs, technological advances, changes in market and economic conditions as well as changes in laws or regulations affecting the drilling industry. Refer to Note 15 - ''Drilling units ''.
Assets held for sale
Assets are classified as held for sale when all of the following criteria are met: management commits to a plan to sell the asset (disposal group), the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated, the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within 1 year. The term probable refers to a future sale that is likely to occur, the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Impairment of long-lived assets
We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We first assess recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to be generated from the asset, including eventual disposal. If the undiscounted future net cash flows are less than the carrying value of the asset, we then compare the carrying value of the asset with the discounted future net cash flows, using a relevant weighted-average cost of capital. The impairment loss to be recognized during the period, is the amount by which the carrying value of the asset exceeds the discounted future net cash flows.
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
Derivative Financial Instruments and Hedging Activities
Our derivative financial instruments are measured at fair value and are not designated as hedging instruments. Changes in their fair value are recorded as a gain or loss as a separate line item within "financial items" in the Consolidated Statements of Operations. We classify the asset or liability for derivative financial instruments within "other current assets" or "other current liabilities" in our Consolidated Balance Sheets. We offset assets and liabilities for derivatives that are subject to legally enforceable master netting agreements. Refer to Note 21 - ''Fair Value Measurement''.
Trade payables
Trade payables are liabilities to a supplier for a good or service provided to us.
Deferred charges
Loan related costs, including debt issuance, arrangement fees and legal expenses, are capitalized and presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability, and amortized over the term of the related loan and the amortization is included in "interest expense" in the Consolidated Statement of Operations.
Debt
We have financed a significant proportion of the cost of acquiring our fleet of drilling units through the issue of debt instruments. At the inception of a term debt arrangement or whenever we make the initial drawdown on a revolving debt arrangement, we will incur a liability for the principal to be repaid. Refer to Note 16 - ''Debt''.
Loss contingencies
We recognize a loss contingency in the Consolidated Balance Sheets where we have a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Refer to Note 22 - ''Commitments and contingencies''.
Equity allocation
Earnings and losses attributable to unitholders of Seadrill Partners are allocated to all unitholders on a pro rata basis for the purposes of presentation in the Consolidated Statements of Changes in Members' Capital. Earnings and losses attributable to unitholders for any period are first reduced for any cash distributions for the period to be paid to the holders of the incentive distribution rights.
At the time of the Company's initial public offering, the equity attributable to unitholders was allocated using the hypothetical amounts which would be distributed to the various unitholders on a liquidation of the Company ("hypothetical liquidation method"). This method has also been used to account for issuances of common units by the Company, and the deemed distributions from equity which resulted from acquisitions of drilling units from Seadrill.
Guarantees
Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued and reported in "other current liabilities" and "other non-current liabilities" in our Consolidated Balance Sheets. If it becomes probable that we will have to perform under a guarantee, we remeasure the liability if the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party. Financial guarantees written are assessed for credit losses and any allowance is presented as a liability for off-balance sheet credit exposures where the balance exceeds the collateral provided over the remaining instrument life. The allowance is assessed at the individual guarantee level, calculated by multiplying the balance exposed on default by the probability of default and loss given default over the term of the guarantee.

Note 3 - Recent accounting standards
We adopted the following accounting standard updates ("ASUs") in the year:

a) ASU 2016-13 - Financial Instruments - Measurement of Credit Losses (Also 2018-19, 2019-04 & 2019-11)

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments, including ASU 2018-19, ASU 2019-04 and ASU 2019-11: Codification Improvements to Topic 326 ‘‘Financial Instruments-Credit Losses”. Topic 326 replaces the incurred loss impairment methodology (that recognizes losses when a probable threshold is met) with a requirement to recognize lifetime expected credit losses (measured over the contractual life of the instrument) immediately, based on information about past events, current conditions and forecasts of future economic conditions. Under the current expected credit loss ( the "CECL") measurement financial assets are reflected at the net amount expected to be collected from the financial asset, CECL measurement is applicable to financial assets measured at amortized cost as well as off-balance sheet credit exposures not accounted for as insurance (including financial guarantees).

Using the modified retrospective method, reporting periods beginning after January 1, 2020 are presented under Topic 326 while comparative periods continue to be reported in accordance with previously applicable GAAP and have not been restated. The adoption of Topic 326 did not have a material impact on our condensed consolidated financial statements.

b) ASU 2020-03 Financial Instruments: Codification Improvements

In March 2020, the FASB issued ASU 2020-03 Financial Instruments (Topic 825) - Codification Improvements. The amendments in this ASU propose seven clarifications to improve the understandability of existing guidance, including that fees between debtor and creditor and third-party costs directly related to exchanges or modifications of debt instruments include line-of-credit or revolving debt arrangements. We adopted the codification improvements that were effective on issuance from January 1, 2020 under the specified transition approach connected with each of the codification improvements. This amendment has not had a material impact on our consolidated financial statements or related disclosures, including retained earnings, as of January 1, 2020.

c) Other accounting standard updates

We additionally adopted the following accounting standard updates in the year which did not have any material impact on our Consolidated Financial Statements and related disclosures:

•ASU 2017-04 Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.

•ASU 2018-13 Fair Value Measurement: Changes to the Disclosure Requirements for Fair Value Measurement.

•ASU 2018-14 Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans.

•ASU 2018-15 Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.

•ASU 2018-17 Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities.

•ASU 2019-04 Codification Improvements to Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments.

•ASU 2019-08 Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements—Share-Based Consideration Payable to a Customer.

2) Recently issued accounting standards

Recently issued ASUs by the FASB that we have not yet adopted but which could affect our Consolidated Financial Statements and related disclosures in future periods:

a) ASU 2019-12 Income Taxes (Topic 740): Simplifying the accounting for income taxes

In December 2019, the FASB issued ASU 2019-12. The amendments in this update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The guidance will be effective from January 1, 2021 on a mainly prospective basis, with early adoption permitted. This amendment will have no material impact on our consolidated financial statements or related disclosures, including retained earnings, as of January 1, 2021.

b) ASU 2020-04 Reference Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting

In March 2020, the FASB issued ASU 2020-04. The amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The applicable expedients for us are in relation to modifications of contracts within the scope of Topics 310, Receivables, 470, Debt, and 842, Leases. This optional guidance may be applied prospectively from any date beginning March 12, 2020 and cannot be applied to contract modifications that occur after December 31, 2022. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

c) Other accounting standard updates issued by the FASB

As of April 30, 2021, the FASB have issued several further updates not included above. We do not currently expect any of these updates to affect our Consolidated Financial Statements and related disclosures either on transition or in future periods.

Note 4 - Chapter 11 Proceedings

Bankruptcy proceedings under Chapter 11

On December 1, 2020, Seadrill Partners LLC and certain of its direct and indirect consolidated subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”), triggering a stay on enforcement of remedies with respect to our debt obligations. As part of the Chapter 11 proceedings, the Debtors were granted “first-day” relief which enables us to continue operations without interruption. On February 12, 2021, the Debtors and certain of their prepetition lenders executed a plan support agreement, which contemplates a series of restructuring transactions that will equitize approximately $2.7 billion in secured term loan obligations and select go-forward, value maximizing services providers.

ASC 852-10, Reorganizations, applies to entities that have filed a petition for relief under Chapter 11 of the Bankruptcy Code. In accordance with ASC 852-10, transactions and events directly associated with the reorganization are required to be distinguished from the ongoing operations of the business. In addition, the guidance requires changes in the accounting and presentation of liabilities, as well as expenses and income directly associated with the Chapter 11 Cases.

We may be required to adopt fresh start accounting upon emergence from Chapter 11. Adopting fresh start accounting would result in the allocation of the reorganization value to individual assets based on their estimated fair values. The enterprise value of the equity of the emerging company is based on several assumptions and inputs contemplated in the future projections of the plan of reorganization and are subject to significant uncertainties. We currently cannot estimate the potential financial effect of fresh start accounting on our consolidated financial statements upon the emergence from Chapter 11, although we would expect to recognize material adjustments upon implementation of fresh-start accounting guidance upon emergence pursuant to a plan of reorganization.

Liabilities subject to compromise

Liabilities subject to compromise distinguish pre-petition liabilities which may be affected by the Chapter 11 proceedings from those that are not and those post-petition. These amounts represent our allowed claims and our best estimate of claims expected to be allowed which will be resolved as part of the bankruptcy proceedings. This is disclosed on a separate line in between current and non-current liabilities on the consolidated balance sheet.

Liabilities subject to compromise represent our estimate of known or potential pre-petition claims to be resolved in connection with the Chapter 11 proceedings. Such claims remain subject to future adjustments which may result from: (i) negotiations; (ii) actions of the Bankruptcy Court; (iii) disputed claims; (iv) rejection of executory contracts and unexpired leases; (v) the determination as to the value of any collateral securing claims; (vi) proofs of claim; or (vii) other events. Such future adjustments will potentially be material.

Liabilities subject to compromise, as presented on the Consolidated Balance Sheet as at December 31, 2020, include the following:

(In $ millions)	2020
Senior undersecured or impaired external debt	2,727.1
Derivatives previously recorded at fair value	20.8
Accounts payable and other liabilities	24.4
Accrued interest payable	32.5
Amount due to related party	74.3
Liabilities subject to compromise	2,879.1

While operating as a Debtor-in-Possession under Chapter 11 of the Bankruptcy Code, the Debtors may sell, otherwise dispose of, liquidate assets or settle liabilities, subject to the approval of the Bankruptcy Court or otherwise as permitted in the ordinary course of business, in amounts other than those reflected in the Consolidated Financial Statements. Moreover, a plan of reorganization could materially change the amounts and classifications of assets and liabilities in the historical Consolidated Financial Statements.

Interest expense

The Debtors have discontinued recording interest on the under-secured debt facility, classified under liabilities subject to compromise, from the Petition Date. Contractual interest on liabilities subject to compromise not reflected in the Consolidated Statement of Operations was $21.3 million.

Potential claims

The Debtors have filed with the Bankruptcy Court schedules and statements setting forth, among other things, the assets and liabilities of the Debtors, subject to the assumptions filed in connection therewith. The schedules and statements may be subject to further amendment or modification after filing.

All holders of pre-petition claims except governmental units were required to file proofs of claim by February 15, 2021 (the "Bar Date"). Governmental units holding claims against the Debtors are required to file proof of claim by May 30, 2021. At the Bar Date, 285 claims totaling approximately $3.2 billion had been filed with the Bankruptcy Court against the Debtors. Subsequent to this date, approximately 120 further claims have been processed but this has not materially impacted the overall amount claimed against the Debtors.

It is possible that claimants will file amended claims in the future, including claims amended to assign values to claims originally filed with no designated value. Through the claims resolution process, we have identified, and we expect to continue to identify, claims that we believe should be disallowed by the Bankruptcy Court because they are duplicative, have been later amended or superseded, are without merit, are overstated or for other reasons. We will file objections with the Bankruptcy Court as necessary for claims we believe should be disallowed. Claims we believe are allowable are reflected in "Liabilities Subject to Compromise" in the Consolidated Balance Sheets.

Through the claims resolution process, differences in amounts scheduled by the Debtors and claims filed by creditors will be investigated and resolved, including through the filing of objections with the Bankruptcy Court where appropriate. In light of the number of claims filed, the claims resolution process will take additional time to complete, and it may continue after our emergence from bankruptcy. Accordingly, the ultimate number and amount of allowed claims is not presently known, nor can the ultimate recovery with respect to allowed claims be presently ascertained.

Executory Contracts

Under the Bankruptcy Code, the Debtors have the right to assume, amend and assume or reject certain contracts, subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the assumption of a contract requires a debtor to satisfy pre-petition obligations under the contract, which may include payment of pre-petition liabilities in whole or in part. Rejection of a contract is typically treated as a breach occurring as of the moment immediately preceding the Chapter 11 filing. Subject to certain exceptions, this rejection relieves the debtor from performing its future obligations under the contract but entitles the counterparty to assert a prepetition general unsecured claim for damages.

Reorganization items, net

Incremental costs incurred directly as a result of the Bankruptcy Filing and gains on the settlement of liabilities under the Plan are classified as "Reorganization items, net" in the Consolidated Statements of Operations. The following table summarizes reorganization items:

(In $ millions)	2020
Advisory and professional fees	7.1
Unamortized debt issuance costs	42.9
Interest income on surplus cash invested	(0.2)
Reorganization items, net	49.8

Condensed Combined Debtors Financial Statements

As the non-debtor entities do not materially contribute to the Group financial position, we have not presented condensed combined financial statements specific to the Debtor group as a separate disclosure. For the Group financial position, please refer to the consolidated financial statements included herein.

Note 5 – Segment information
Operating segment
We regard our fleet as one single operating segment. The Chief Operating Decision Maker, which is the Board of Directors, review performance at this level as an aggregated sum of assets, liabilities and operating income.
A breakdown of our revenues by customer for the years ended December 31, 2020, 2019 and 2018 is as follows:

	2020	2019	2018
BP	75.8%	67.6%	68.0%
Reliance	8.6%	—%	—%
ExxonMobil	8.3%	11.0%	0.3%
Petronas	5.5%	9.9%	—%
Chevron	—%	7.2%	8.5%
Tullow	—%	—%	19.8%
Other	1.8%	4.3%	3.4%
Total	100%	100%	100%
Geographic Data
Revenues are attributed to geographical areas based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the revenues for the years ended December 31, 2020, 2019 and 2018 and fixed assets as of December 31, 2020 and 2019 by geographic area:
Revenues

(In $ millions)	2020	2019	2018
United States	409.4	539.1	618.1
India	46.0	—	—
Canada	45.2	60.9	85.3
Malaysia	36.9	40.1	—
Thailand	0.2	53.8	88.7
Gabon	0.2	21.2	—
Myanmar	—	17.8	—
Ghana	—	—	205.5
Other	0.2	17.1	40.6
Total	538.1	750.0	1,038.2
Fixed Assets—Drilling Units (1)

(In $ millions)	2020	2019
United States	153.8	2,561.7
Malaysia	88.2	607.1
India	53.9	—
Canada	53.8	451.7
Aruba	51.5	—
Singapore	27.1	108.8
Namibia	—	502.5
Norway	—	499.2
Thailand	—	109.8
Total	428.3	4,840.8
(1)The fixed assets referred to in the table above include the 11 drilling units at December 31, 2020 and December 31, 2019. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

Note 6 – Revenue from contracts with customers
The following table provides information about receivables and contract liabilities from our contracts with customers:

(In $ millions)	2020	2019
Accounts receivable, net	56.6	146.7
Current contract liabilities (deferred revenues) (1)	0.9	3.0
(1)  Current contract liabilities balances are included in "other current liabilities" in our Consolidated Balance Sheets as at December 31, 2020.
Significant changes in the contract liabilities balances during the year ended December 31, 2020 are as follows:

(In $ millions)	2020	2019
Contract liabilities at start of period	3.0	6.4
Decrease due to amortization of revenue that was included in the beginning contract liability balance	(3.0)	(9.3)
Increase due to cash received, excluding amounts recognized as revenue	0.9	5.9
Contract liabilities at end of period	0.9	3.0
The deferred revenues balance of $0.9 million reported in "other current liabilities" at December 31, 2020 is expected to be realized within the next twelve months.

Note 7 – Taxation
Income taxes consist of the following:

(In $ millions)	2020	2019	2018
Current tax expense / (benefit):
U.K.	—	—	(0.3)
Foreign	28.3	(39.3)	86.3
Total current tax expense / (benefit)	28.3	(39.3)	86.0
Deferred tax expense / (benefit):
Foreign	1.7	3.2	0.7
Total income tax expense / (benefit)	30.0	(36.1)	86.7
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
The Company's effective income tax rate for each of the years ended on December 31, 2020, 2019 and 2018 differs from the U.K. statutory income tax rate as follows:

	2020	2019	2018
U.K. statutory income tax rate	19.0%	19.0%	19.0%
Non-U.K. taxes	(19.7)%	(2.8)%	35.0%
Effective income tax rate	(0.7)%	16.2%	54.0%
Due to the CARES Act in the U.S., the Company recognized a tax benefit of $6 million by carrying back net operating losses to previous years.
Deferred Income Taxes
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

Our deferred tax assets consist of the following:

(In $ millions)	2020	2019
Provisions	54.9	0.6
Net operating losses carry forward	221.5	77.5
Interest carry forward	—	29.6
Property, plant and equipment	174.5	—
Other	3.6	5.3
Gross deferred tax assets	454.5	113.0
Valuation allowance	(451.6)	(107.1)
Deferred tax asset, net of valuation allowance	2.9	5.9
Our deferred tax liabilities consist of the following:

(In $ millions)	2020	2019
Property, plant and equipment	—	0.1
Unremitted earnings of subsidiaries	0.6	1.7
Gross deferred tax liabilities	0.6	1.8

Net deferred tax asset	2.3	4.1
As of December 31, 2020, deferred tax assets related to net operating loss ("NOL") carryforwards were $221.5 million, which can be used to offset future taxable income. NOL carryforwards which were generated in various jurisdictions, include $51.9 million which will not expire and $169.6 million that will expire between 2022 and 2037 if not utilized. Primarily due to the impairment of rigs, we generated deferred tax assets related to NOL of $218.9 million and Property, plant and equipment (“PP&E”) of $174.5 million in 2020. We establish a valuation allowance for deferred tax assets when it is more-likely-than-not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near-term if our estimates of future taxable income change. Our valuation allowance primarily consists of $220.7 million on NOL carryforward, $174.7 million on PP&E and $55.4 million on interest carryforward.
Uncertain tax positions
As of December 31, 2020, the Company had a total amount of unrecognized tax benefit of $39.2 million (December 31, 2019: $40.2 million), excluding of interest and penalties included in "other non-current liabilities" on the Consolidated Balance Sheets. The changes to the Company's balance related to unrecognized tax benefits were as follows:

(In $ millions)	2020	2019
Balance beginning of year	40.2	101.6
Increases as a result of positions taken in prior years	—	1.1
Decreases as a result of positions taken in prior years	(1.0)	(60.7)
Settlements	—	(1.8)
Unrecognized tax benefits	39.2	40.2
Accrued interest and penalties totaling $5.2 million as of December 31, 2020 (December 31, 2019: $4 million) were included in "other non-current liabilities" on the Consolidated Balance Sheets. The Company recognized interest and penalty expense of $1.2 million as "Income tax (expense)/benefit" in the Consolidated Statements of Operations during the year ended December 31, 2020 (December 31, 2019: $12.4 million benefit and December 31, 2018: $8.4 million expense).
As of December 31, 2020, $44.4 million of our unrecognized tax benefit, including penalties and interest, would have a favorable impact to the Company's effective tax rate if recognized.
Tax examinations
The Company is subject to taxation in various jurisdictions. The Ghana tax authorities have issued a series of assessments with respect to our returns for certain years up to 2018 in respect of indirect and direct taxes. The assessments are for an aggregate amount of $18 million as of the date of this report. These assessments are being robustly contested including filing relevant appeals. An adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheets, Statement of Operations or Cash flows.
The following table summarizes the earliest tax years that remain subject to examination by the major taxable jurisdictions in which the Company operates:

Jurisdiction	Earliest Open Year
United States	2016
Nigeria	2012
Ghana	2013

Note 8 – Other revenues
Other revenues comprise the following items:

(In $ millions)	2020	2019	2018
Early termination revenue	—	41.0	204.9
Related party other revenues	1.1	1.8	4.6
Total	1.1	42.8	209.5
Early termination revenue for the year ended December 31, 2019 was $41 million, relating to termination fees recognized for the West Capricorn and West Vencedor.
Early termination revenue for the year ended December 31, 2018 was $204.9 million, relating to the West Leo litigation judgment (refer to Note 22 - ''Commitments and contingencies'' for further information).
Related party other revenues primarily relate to revenue from the sale of inventories and spare parts to Seadrill. Please refer to Note 19 – "Related party transactions" for further detail on related party other revenues.

Note 9 – Other operating items
Other operating items comprise the following:

(In $ millions)	2020	2019	2018
Loss on impairment of goodwill	—	—	(3.2)
Revaluation of contingent consideration	—	0.7	—
Impairment of long-lived assets	(4,210.4)	—	—
Total	(4,210.4)	0.7	(3.2)
During the year ended December 31, 2020 we recognized an impairment against our long-lived assets of $4,210.4 million. For further information refer to Note 10 - "Impairment of long-lived assets".
There was a gain on revaluation of contingent consideration of $0.7 million for the year ended December 31, 2019. This gain resulted from a decrease in the fair value of contingent liabilities to Seadrill relating to the purchase of the West Polaris in 2015.
During the year ended December 31, 2018, we recognized a loss on impairment of goodwill following early adoption of ASU 2017-04, Intangibles. For further information refer to Note 3 - ''Recent accounting standards''.

Note 10 - Impairment of long-lived assets
We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. In 1Q20, as a result of the deteriorating market due to COVID-19 and oil price declines, there was an impairment triggering event and we recognized an impairment of $922.9 million in respect of certain idle drilling units. In 4Q20, our view was that the challenging market conditions are likely to persist for a sustained period and that certain of our cold stacked units are unlikely to return to the working fleet, so have concluded there is a further impairment triggering event for our drilling unit fleet and we recognized an impairment of $3,287.5 million.
On assessment of asset recoverability through an estimated undiscounted future net cash flow we calculated the value to be lower than the carrying value for all of our rigs, of which we recognized full impairments of the West Sirius and West Leo and partial impairments for all other rigs. This resulted in impairment expenses of $4,210.4 million during 2020 which were classified within “impairment of long-lived assets” on our Consolidated Statement of Operations for the year ended December 31, 2020.

Note 11 - Interest expense
Interest expense consists of the following:

(In $ millions)	2020	2019	2018
Interest on debt facilities (1)	189.2	246.3	245.3
Loan fee amortization (2)	44.2	12.3	12.7
Other (3)	1.9	3.9	5.7
Total interest expense	235.3	262.5	263.7

(1) We are charged interest on our debt facilities at rates explained in Note 16 - "Debt". As a result of filing for Chapter 11, no interest has been recognized from December 1, 2020. For further details refer to Note 4 - "Chapter 11 Proceedings".

(2) We incur loan fees on our debt facilities that are amortized over the term of the loan. The increase in 2020 is due to commitment and exit fees incurred on the new super senior loans. For further details refer to Note 16 - "Debt".

(3) Other interest expense primarily relates to the unwind of the discount on contingent consideration payable to Seadrill. For further details refer to Note 19 - "Related party transactions".

Note 12 - Restricted cash

Restricted cash consists of $16.4 million as at December 31, 2020 (December 31, 2019: nil) for cash held as collateral for a guarantee with Danske Bank to provide security for the payment, discharge and performance of secured obligations.

Note 13 – Accounts receivable
Accounts receivable are held at their nominal amount less an allowance for expected credit losses. The adoption of ASC 326 on January 1, 2020 did not have a material impact on our third-party accounts receivable balances either on transition or at the year end. In calculating the expected credit losses we assumed that the accounts receivable are performing, mature within three months and have a Baa3 credit rating. Refer to Note 2 - "Accounting policies" for further information.

Note 14 – Other assets
Other assets include the following:

(In $ millions)	2020	2019
Intangible asset - Favorable contracts	—	40.4
Mobilization revenue receivables	—	22.3
Prepaid expenses	26.7	14.1
Income taxes receivable	13.0	19.3
VAT receivable	5.7	10.6
Deferred mobilization costs	3.0	7.5
Reimbursable amounts due from customers	1.5	3.5
Other	3.1	1.8
Total other assets	53.0	119.5
Other assets are presented in our Consolidated Balance Sheet as follows:

(In $ millions)	2020	2019
Other current assets	45.0	119.5
Other non-current assets (1)	8.0	—
Total other assets	53.0	119.5
(1) Relates to prepaid Directors and Officers insurance cover relating to tail back claims in the Chapter 11 process.

Mobilization revenue receivables
Under our contracts for the West Auriga and West Vela, we are paid for mobilization activities over the contract term. We recorded a financial asset equal to the fair value of this future stream of payments when we acquired these drilling units from Seadrill. We collected these amounts over the term of the drilling contracts which completed in October 2020 and November 2020, respectively. We record the unwind of the time value of money discount as interest income.
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
Favorable contracts to be amortized relate to the favorable contracts acquired with the West Auriga and the West Vela from Seadrill as at December 31, 2020. These were fully amortized in October 2020 and November 2020 respectively. The gross carrying amounts and accumulated amortization included in "other current asset"' and "other non-current assets" in the Consolidated Balance Sheets were as follows:

	2020			2019
(In $ millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible assets- Favorable contracts
Balance at beginning of period	357.3	(316.9)	40.4	357.3	(271.8)	85.5
Amortization of favorable contracts	—	(40.4)	(40.4)	—	(45.1)	(45.1)
Balance at end of period	357.3	(357.3)	—	357.3	(316.9)	40.4
Note 15 – Drilling units
The below table shows the gross value and net book value of our drilling units at December 31, 2020 and December 31, 2019.

(In $ millions)	Cost	Accumulated depreciation	Net Book Value
Opening balance as at January 1, 2019	6,714.0	(1,708.4)	5,005.6
Additions	111.1	—	111.1
Depreciation	—	(275.9)	(275.9)
Closing balance as at December 31, 2019	6,825.1	(1,984.3)	4,840.8
Additions	28.7	—	28.7
Impairment	(4,210.4)	—	(4,210.4)
Depreciation	—	(230.8)	(230.8)
Closing balance as at December 31, 2020	2,643.4	(2,215.1)	428.3
Depreciation related to our drilling units was $230.8 million, $275.9 million and $280.3 million for the years ended December 31, 2020, 2019 and 2018 respectively.
Each of our drilling units has been pledged as collateral under our debt agreements. Please refer to Note 16 – "Debt" for further details.
We recognized an impairment expense of $4,210.4 million which was classified within "impairment of long-lived assets" on our Consolidated Statement of Operations for the year ended December 31, 2020. Please refer to Note 10 - "Impairment of long-lived assets" for further details.

Note 16 – Debt
As at December 31, 2020 and December 31, 2019, we had the following debt amounts outstanding:

(In $ millions)	2020	2019
External debt agreements
Term Loan B	2,727.1	2,607.6
West Vela Facility	—	151.0
West Polaris Facility	—	114.9
Tender Rig Facility	—	18.6
Total external debt	2,727.1	2,892.1
Less: Debt balance held as subject to compromise	(2,727.1)	—
Debt balance not subject to compromise	—	2,892.1
Chapter 11 Proceedings
We filed for Chapter 11 bankruptcy protection on December 1, 2020 which triggered an event of default under the Term Loan B. As a result, the outstanding balance on this loan was classified within "liabilities subject to compromise" in our Consolidated Balance Sheets at December 31, 2020. For further information on our bankruptcy proceedings refer to Note 4 - "Chapter 11 Proceedings".
On filing for Chapter 11, $42.9 million of unamortized debt issuance costs on the Term Loan B were expensed and recognized within "Reorganization items, net" in the Consolidated Statement of Operations and no further interest was recorded on the Term Loan B from that point.
Term Loan B
Our Term Loan B facilities ("TLB") initially consisted of a term loan and a linked $100 million revolving credit facility. We initially borrowed $1.8 billion under the term loan on February 21, 2014 and then a further $1.1 billion on June 26, 2014. This loan is subject to a 1% per year ($29 million) amortization payment with the balance of the loan then being repayable in February 2021. The revolving credit facility matured in February 2019.
We agreed with the TLB lenders to amend the TLB agreement in July and October 2020 respectively, whereby the majority of the TLB interest that was due on June 30, 2020 and September 30, 2020 was converted into super senior loans ($8 million of TLB interest was cash settled to lenders that withheld consent). As a result, $63.7 million and $63.3 million super senior loans, maturing in February 2021 were created. These loans each included a non-cash $20 million commitment fee and an exit fee of 10% in addition to the interest settled through issuance of the loans.
We had a total of $2,727.1 million outstanding on the TLB at December 31, 2020
During the year ended December 31, 2020, we paid interest of LIBOR + 6% on the original term loan and LIBOR + 10% on the super senior loans. LIBOR is subject to a 1% floor. As of the date of filing for Chapter 11 we are subject to an additional 2% default interest, however we have discontinued recording interest. For further information refer to Note 4 - "Chapter 11 Proceedings".
Following an amendment to the TLB agreement, and the repayment of the other loan facilities (see below) all rigs are pledged as collateral vessels under the TLB. The net book value of these drilling units at December 31, 2020 was $428.3 million. We have also pledged substantially all the assets of our subsidiaries, which own or charter the collateral vessels as well as our investments in those companies.
West Vela facility
The West Vela facility consisted of a term loan with four tranches. We initially incurred the liability to repay $443 million under this term loan when we acquired the West Vela from Seadrill in November 2014. The loan was subject to amortization payments of $40.3 million per year. We made a prepayment of $46.7 million in August 2017 and further prepayments of $11.8 million in February 2018 and $11.9 million in August 2018. The $120.8 million balloon payment was repaid in July 2020.
We paid interest on the term loan at LIBOR plus a margin of between 3.35% and 4%, inclusive of guarantee fees, depending on the tranche.
West Polaris facility
The West Polaris facility consisted of a term loan and a linked revolving credit facility. We initially incurred the liability to repay $226 million under this term loan and $100 million under the revolving credit facility when we acquired the West Polaris from Seadrill in June 2015. The loan was subject to amortization payments of $36 million per year. We made a prepayment of $37.4 million in August 2017 and further prepayments of $9.4 million in February 2018 and August 2018. The $93.8 million balloon payment was repaid in July 2020.
We paid interest on the term loan and revolving credit facility at LIBOR plus a margin of 3.25%. We also paid a commitment fee of 1.3% on any unused portion of the revolving credit facility.

Tender rig facility
The Tender Rig facility consisted of two term loans. We initially borrowed $100.5 million and $93.1 million under intercompany loans from Seadrill when we acquired the T-15 and T-16 in May 2013 and October 2013 respectively. These intercompany loans were back to back with an external debt facility Seadrill had used to finance the construction of the T-15 and T-16. In August 2017, we amended the terms of these loans so that we held the facility directly with the external lender.
We were required to make amortization payments of $19.8 million per year against this facility. We made a prepayment of $15.8 million in August 2017 when we amended the facility and paid further prepayments of $3.8 million in February 2018 and $3.7 million in August 2018. The Tender Rig facility included a "satisfactory drilling contract" covenant. As a consequence of the T-16 and T-15 not having a satisfactory drilling contract for a period of time, the facility became due on a pro rata basis. In November 2019 there was an early repayment of the entirety of the T-16 balance of $20.0 million. The remaining $2.7 million and $15.9 million balloon payments related to the T-15 were repaid in March and April 2020 respectively. We paid interest on these loans at LIBOR plus a margin of 4.25%.
Presentation in Consolidated Balance Sheets
We present external debt net of debt issuance costs. The below tables show how the above balances are presented in the Consolidated Balance Sheets:

	Outstanding debt as at December 31, 2020
(In $ millions)	Principal outstanding	Debt Issuance Costs (1)	Total Debt
Debt held as subject to compromise	2,727.1	—	2,727.1
Total interest-bearing debt	2,727.1	—	2,727.1

	Outstanding debt as at December 31, 2019
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Debt due within twelve months	313.3	(11.9)	301.4
Long-term external debt	2,578.8	(2.0)	2,576.8
Total interest-bearing debt	2,892.1	(13.9)	2,878.2
(1) On filing for Chapter 11 on December 1, 2020 all unamortized debt issuance costs on under secured debt have been written off to "reorganization items, net" in our Consolidated Statement of Operations. For further details refer to Note 4 - "Chapter 11 Proceedings".

Note 17 – Other liabilities
Other liabilities are comprised of the following:

(In $ millions)	2020	2019
Uncertain tax position	44.4	44.2
Accrued expenses	13.1	34.0
Taxes payable	31.8	35.1
Interest rate swap agreements (1)	—	17.7
Employee and business withheld taxes, social security and vacation payment	8.3	9.0
VAT payable	2.2	4.7
Deferred mobilization/demobilization revenues (see Note 6 - "Revenue from contracts with customers")	0.9	3.0
Total other liabilities (2)	100.7	147.7
Other liabilities are classified in our Consolidated Balance Sheets as follows:

(In $ millions)	2020	2019
Other current liabilities	56.3	103.5
Other non-current liabilities	44.4	44.2
Total other liabilities (1)	100.7	147.7
(1) In preparation for Chapter 11 filing, a decision was made to default on the interest rate swap payments that were due on November 23, 2020. As a result, the outstanding derivative balance on this date was held at the counterparty claimed value within "liabilities subject to compromise" on our Consolidated Balance Sheets as at December 31, 2020. Refer to Note 20 - "Risk management and financial instruments" for more information.

(2) Balances held as at December 31, 2020 exclude liabilities that are subject to compromise, which have been reclassified to a separate line within the Consolidated Balance Sheet. This represents our estimate of known or potential pre-petition claims to be resolved in connection with the Chapter 11 proceedings. For further information refer to Note 1 - "General information".

Note 18 - Non-controlling interest

Changes in non-controlling interests for the periods presented in this report were as follows:

(In $ millions)	Non-controlling interest
December 31, 2018	1,384.5
Share of net loss allocated to the non-controlling interest	(94.3)
Cash distributions	(1.5)
December 31, 2019	1,288.7
Share of net loss allocated to the non-controlling interest	(2,038.0)
December 31, 2020	(749.3)
Our non-controlling interest consists of Seadrill Limited's 42% interest in Seadrill Operating LP and 49% interest in Seadrill Capricorn Holdings LLC. Of which, we hold the following:
(1) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn, West Sirius, West Auriga and West Vela.
(2) a 58% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through our 100% ownership of its general partner, Seadrill Operating GP LLC. Seadrill Operating LP owns: (a) 100% interest in the entities that own the West Aquarius, West Leo, West Polaris and the West Vencedor, (b) approximately 56% interest in Seadrill Deepwater Drillship that owns and operates the West Capella and (c) a 51% limited liability interest in Seadrill Mobile Units (Nigeria).

Note 19 – Related party transactions
The below table provides a summary of revenues and expenses for transactions with Seadrill for the years ended December 31, 2020, 2019 and 2018.

(In $ millions)	2020	2019	2018
Related party inventory sales (a)	1.1	1.8	3.2
Rig operating costs (b)	—	—	1.4
Total related party operating revenues	1.1	1.8	4.6

Management and technical support fees (c) (d)	60.1	70.5	70.6
Rig operating costs (e)	—	—	0.8
Related party inventory purchases (a)	1.4	1.1	0.7
Total related party operating expenses	61.5	71.6	72.1

Interest expense recognized on deferred contingent consideration (h)	(2.0)	(3.3)	(3.1)
Related party interest expense (f)	—	—	(1.4)
Total related party financial items	(2.0)	(3.3)	(4.5)
The below table provides a summary of amounts due to or from Seadrill at December 31, 2020 and December 31, 2019.

(In $ millions)	2020	2019
Trading balances due from Seadrill and subsidiaries (g)	7.6	6.9
Total related party receivables	7.6	6.9

(In $ millions)	2020	2019
Trading balances due to Seadrill and subsidiaries (g)	78.9	79.5
Deferred and contingent consideration to related party - short term portion (h)	2.8	31.5
Total related party payables	81.7	111.0
Less: Related party payables held as subject to compromise	(74.3)	—
Related party payables not subject to compromise	7.4	111.0
Chapter 11 proceedings
On filing for Chapter 11, our pre-petition related party payables are held within "liabilities subject to compromise" in our Consolidated Balance Sheets at December 31, 2020. For further information on our bankruptcy proceedings refer to Note 4 - "Chapter 11 Proceedings" of our Consolidated Financial Statements included herein.
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
(c) Management and administrative services agreement
Seadrill provides us with services covering functions including general management, information systems, accounting & finance, human resources, legal and commercial. We are charged an allocation for these services on a cost plus mark-up basis. During the year ended December 31, 2020, the mark-up we were charged for these services ranged from 4.85% to 8%. The agreements for certain rigs have been terminated after the year ended December 31, 2020. Refer to Note 25 - "Subsequent events" for further information.
(d) Operations and technical supervision agreements
In addition, certain subsidiaries of Seadrill Partners have advisory, technical and/or administrative services agreements with subsidiaries of Seadrill. An allocation of these services are charged at cost plus service fee equal to approximately 5% of costs and expenses incurred in connection with providing these services. This agreements has been terminated after the year ended December 31, 2020. Refer to Note 25 - "Subsequent events" for further information.
(e) Rig operating costs charged by Seadrill
Seadrill provided onshore support and crew for the West Polaris during its operations in Angola, which ended in July 2017. We were charged an allocation for these services on a cost plus mark-up basis. The mark-up we were charged was approximately 5%.
(f) Interest expense charged by Seadrill
Interest expense charged by Seadrill for the West Vencedor loan arrangement that was due to Seadrill. The loan was repaid during 2018.
(g) Trading balances
Receivables and payables with Seadrill Limited and its subsidiaries are comprised of management fees, advisory and administrative services, and certain other amounts due. Receivables and payables are generally settled quarterly in arrears for those balances that are not held as liabilities subject to compromise. Trading balances to Seadrill Partners and its subsidiaries are unsecured.
(h) Deferred consideration to related party
We have deferred and contingent consideration liabilities to Seadrill from the acquisition of the West Vela remaining which is held within "liabilities subject to compromise" in our Consolidated Balance Sheets at December 31, 2020.
On the West Vela we are required to pay to Seadrill $42k per day for mobilization and a further $40k per day adjusted for utilization over the remaining contract term with BP, which completed in November 2020.
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
The below table sets out the fair value of the liabilities at December 31, 2020 and December 31, 2019.

(In $ millions)	2020	2019
West Vela
Mobilization due to Seadrill	2.8	17.2
Seadrill share of dayrate from BP contract	—	14.3
Total	2.8	31.5
These liabilities are presented in our Consolidated Balance Sheets as follows:

(In $ millions)	2020	2019
Current deferred and contingent consideration to related party	—	31.5
Liabilities subject to compromise	2.8	—
Total	2.8	31.5
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
Guarantees
Seadrill provided performance guarantees to certain of our customers on our behalf for contracts that matured in 2020. These totaled nil as at December 31, 2020 (December 31, 2019: $15 million).
Omnibus agreement
In 2012 we entered into an Omnibus Agreement with Seadrill Limited. The agreement outlines the following provisions: (i) a non-competition agreement with Seadrill for any drilling rig operating under a contract for five or more years; (ii) rights of first offer on any proposed sale, transfer or other disposition of drilling rigs; (iii) rights of first offer on any proposed transfer, assignment, sale or other disposition of any equity interest in Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC (the "OPCO"); and (iv) indemnification – Old Seadrill Limited agreed to indemnify Seadrill Partners against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to Seadrill Partners, and also certain tax liabilities.

Note 20 – Risk management and financial instruments
We are exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. We may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.
Due to the filing of the Bankruptcy Petitions, interest is no longer incurred on our debt facilities. Prior to filing for Chapter 11, we entered into a derivative agreement to mitigate the risk of interest rate fluctuations. We defaulted on payments due on the interest rate swaps on November 23, 2020 in preparation for the Chapter 11 filing.
As a result, our counterparties terminated all outstanding transactions governed by the International Swaps and Derivatives Association, Inc. ("ISDA"). The derivative transactions are recognized at the recoverable amount under the ISDA's as agreed with our lenders. As at December 31, 2020 we had $20.8 million in estimated derivative instrument settlements payable, reflected as "liabilities subject to compromise" in our Consolidated Balance Sheets.
Interest rate risk management
Our exposure to interest rate risk relates mainly to our floating interest rate debt and balances of surplus funds placed with financial institutions. The exposure related to our floating interest debt has reduced since filing for Chapter 11 as interest is no longer incurred on our debt facilities. Our objective is to obtain the most favorable interest rate borrowings available without increasing its exposure to fluctuating interest rates. Surplus funds are used to repay revolving credit tranches or placed in accounts and deposits with reputable financial institutions in order to maximize returns, while providing us with flexibility to meet all requirements for working capital and capital investments. The extent to which we utilize interest rate swaps to manage our interest rate risk is determined by our net debt exposure and our views on future interest rates.

Interest rate swap agreements
As at November 23, 2020, we had interest rate swaps for a combined outstanding principal amount of $2,714.1 million, (December 31, 2019: $2,735.8 million) swapping floating rate for an average fixed rate of 2.49% per annum. The fair value of the interest rate swaps outstanding as of December 31, 2020 was a liability of $20.8 million (December 31, 2019: liability of $17.7 million). The collateral vessels under our TLB have been pledged as collateral against our interest rate swap liabilities. The interest rate swaps are secured on a pari passu basis with the TLB lenders. The swap providers rank lower on the payment waterfall with regards to the super senior loan.
We record interest rate swaps on a net basis where netting is allowed under ISDA Master Agreements. We classify the net asset or liability within other current assets or current liabilities. We have not designated any interest swaps as hedges and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statements of Operations under "loss/gain on derivative financial instruments".
On December 1, 2020, the interest rate swaps were terminated under the ISDA and an adjustment for credit risk on the interest rate swap position was reversed to "other financial expenses" in the Consolidated Statement of Operations, totaling $7.1 million. The residual liability represents the counterparty claimed value of $20.8 million, which was reclassified to "liabilities subject to compromise" in our Consolidated Balance Sheets as at December 31, 2020.
The total realized and unrealized loss recognized under "loss/gain on derivative financial instruments" in the Consolidated Statements of Operations relating to interest rate swap agreements for 2020 was a loss of $16.1 million (2019: loss of $27.7 million, 2018: gain of $24.9 million).
Our interest rate swap agreements as at November 23, 2020, were as follows:

Maturity date	Outstanding principal as at November 23, 2020	Receive rate	Pay rate
	(In $ millions)
February 21, 2021	2,714.1	3 month LIBOR	2.45% to 2.52%	(1) (2)
Total outstanding principal	$2,714.1
(1) The outstanding principal of these amortizing swaps falls with each capital repayment of the underlying loans.
(2) The Company has a LIBOR floor of 1% whereby the Company receives 1% when LIBOR is below 1%.
Following the defaults on our debt and the termination of our derivatives in 2020 we no longer have any net exposure to short term fluctuations in interest rates. As at December 31, 2019, $156.3 million of our debt was exposed to interest rate fluctuations.
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
Our foreign currency risk arises from:
•the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as "currency exchange loss/gain"; and
•the impact of fluctuations in exchange rates on the reported amounts of the Company's revenues and expenses which are denominated in foreign currencies.
We do not use foreign currency forward contracts or other derivative instruments related to foreign currency exchange risk.
Credit risk
We have financial assets which expose us to credit risk arising from possible default by a counterparty. Our counterparties primarily include our customers, which are international oil companies, national oil companies or large independent companies or financial institutions. We consider these counterparties to be creditworthy and do not expect any significant loss due to credit risk. We don't demand collateral from our counterparties in the normal course of business. Credit risk is also considered as part of our expected credit loss provision. Refer to Note 2 - "Accounting policies" for further information.
Concentration of Credit Risk
There is a concentration of credit risk with respect to revenue as one of our customers represent more than 10% of total revenues. Refer to Note 5 - "Segment information" for an analysis of our revenue by customer. The market for our services is the offshore oil and gas industry, and our customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. We perform ongoing credit evaluations of our customers and generally do not require collateral from them. Reserves for potential credit losses are maintained when necessary.

There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Nordea Bank Finland Plc and Danske Bank A/S. We consider these risks to be remote given the investment grade credit rating of these banks.

Note 21 – Fair Value Measurement
Fair value of financial assets and liabilities measured at amortized cost
The carrying value and estimated fair value of our financial instruments that are measured at amortized cost as of December 31, 2020 and December 31, 2019 are as follows:

	2020		2019
(In $ millions)	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	362.0	362.0	560.0	560.0
Restricted cash	16.4	16.4	—	—

Liabilities
Term Loan B	380.3	2,727.1	1,300.5	2,595.9
Other external debt facilities	—	—	269.7	282.3

Level 1
The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value.
As at December 31, 2020, we had loans under the Term Loan B with a carrying value of $2,727.1 million, all of which is held within "liabilities subject to compromise" in our Consolidated Balance Sheets. As at December 31, 2020 and as at December 31, 2019 the Term B loan was freely tradable and its fair value was set equal to the price at which they were traded on this date.
Level 2
Loans under other external debt facilities relate to the West Vela facility (previously the $1,450 million Senior Secured Credit Facility), West Polaris facility, Tender Rig facility (previously the $440 million Rig Financing Agreement) and the West Vencedor facility. These loans are not freely tradable.
The debt facilities were fully repaid in 2020 and not included in the table above for year ending December 31, 2020. For the year ended December 31, 2019 the fair value was determined using of the current and long-term portion of these debt facilities was derived using a discounted cash flow model, using a cost of debt of 11.16%, with reference to the expected contractual repayments under the agreements. Refer to Note 16 - "Debt" for further information.
Financial instruments measured at fair value on a recurring basis
As at December 31, 2019, the fair values of interest rate swap contracts of $17.7 million were calculated using well-established independent valuation techniques, applied to contracted cash flows and expected future LIBOR interest rates, and counterparty non-performance credit risk assumptions as that date. The calculation of the credit risk in the swap values were subject to a number of assumptions including an assumed Credit Default Swap rate based on the Company's traded debt, plus a curve profile and recovery rate. These items were level 2 on the fair value hierarchy.
In 2019, the fair value of the related party deferred and contingent consideration payable to Seadrill relating to the purchase of the West Vela and the West Polaris of $31.5 million was estimated based on discounted future cash flows. These liabilities were considered to be at estimated market rates. These have been categorized at level 2 on the fair value measurement hierarchy.
As at December 31, 2020, we had $20.8 million of interest rate swaps and $2.8 million of related party deferred and contingent consideration payable to Seadrill relating to the purchase of the West Vela and the West Polaris, all of which is held within "liabilities subject to compromise" in our Consolidated Balance Sheets at the expected value of the allowable claim. The interest rate swaps balance reflects the terminated value as at November 23, 2020 following the decision that was made to default on payments in preparation for Chapter 11 filing. For further information on our bankruptcy proceedings refer to Note 4 - "Chapter 11 Proceedings".

Fair value considerations on non-recurring transactions
Certain of our assets and liabilities are required to be measured at fair value on a nonrecurring basis in accordance with U.S. GAAP. Generally, we record assets at fair value on a nonrecurring basis as a result of impairment charges. Refer to Note 10 - "Impairment of long-lived assets" for details of impairment charges relating to our drilling units, which were measured at fair value on a nonrecurring basis in 2020 and have presented the aggregate loss in “Impairment of long-lived assets” in our Consolidated Statements of Operations for the year ended December 31, 2020.
The assets measured at estimated fair value as of December 31, 2020 are as follows:

	2020
(In $ millions)	Fair Value	Carrying Value
Assets
Drilling units	428.3	428.3

Level 3
The drilling units were impaired during the first and fourth quarters of 2020. We estimated the fair values of the impaired drilling units using an income approach, whereby the fair value of each rig was estimated based on a calculation of the rig’s future net cash flows. These calculations utilized significant unobservable inputs, including management’s assumptions related to long-term future dayrates, contract probabilities, long-term economic utilization, capital and operating expenditures, reactivation costs and timing for the cold stacked rigs, recycling probabilities, applicable tax rates and asset lives. Our fair value estimates were representative of Level 3 fair value measurements due to the significant level of estimation involved and the lack of transparency as to the inputs used.

Note 22 –Commitments and contingencies
Legal Proceedings
From time to time the Company is a party, as plaintiff or defendant, to lawsuits in various jurisdictions in the ordinary course of business or in connection with its acquisition or disposal activities. Our best estimate of the outcome of the various disputes has been reflected in these financial statements as of December 31, 2020.
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
On July 3, 2018 the English High Court ruled the case in our favor and we recovered a total of $250.5 million which included amounts claimed on the termination revenue including interest. Claims to recover VAT were not ruled in our favor. Termination revenues have been recognized in "other revenues" per our Consolidated Statements of Operations. See Note 8 - "Other revenues" for further details.

Patent infringement
In January 2015, a subsidiary of Transocean Ltd. filed suit (the "Suit") against certain of our subsidiaries for patent infringement. The Suit alleged that two of our drilling rigs that operate in the U.S. Gulf of Mexico violated Transocean patents relating to dual-activity. In the same year, we challenged the validity of the patents via the Inter Parties Review process within the U.S. Patent and Trademark Office. The IPR board held in March 2017 that the patents were valid. In May 2017 we appealed to the U.S. Federal Circuit Court of Appeal and in June 2018 the court affirmed the IPR decision.

In December 2018, we reached an amicable agreement with Transocean over alleged patent infringement of the Transocean dual activity patent. Under the terms of the settlement, Seadrill and Seadrill Partners have entered into a global license agreement with Transocean for the dual activity drilling method on our rigs covering alleged past infringements and future use.

BP arbitration

In 2019, an arbitration entitled Seadrill US Gulf LLC, Seadrill Gulf Operations Vela LLC, and Seadrill Gulf Operations Auriga, LLC v. BP Exploration & Production, Inc., ICDR Case No. 01-19-003-0191 (the “Arbitration”), which was commenced by Seadrill US Gulf LLC, Seadrill Gulf Operations Vela, LLC, and Seadrill Gulf Operations Auriga LLC (collectively, the “Arbitration Debtors”) against BP Exploration & Production, Inc. (“BP”) and is currently pending before a three-arbitrator tribunal appointed by the International Centre for Dispute Resolution (the “Tribunal”), an affiliate of the American Arbitration Association (“AAA”). The Arbitration involves breach of contract claims against BP. BP has not asserted any counterclaims against the Arbitration Debtors.

The Arbitration Debtors and BP are parties to long-term contracts (the “Contracts”) worth $4.4 billion under which the Arbitration Debtors provided drilling rigs to BP. The Arbitration involves a dispute over the meaning of change-in-law provisions contained in the Contracts (the “Change-in-Law Provisions”). The Arbitration Debtors seek a total of $51 million for BP’s refusal to fully compensate their increased U.S. federal income tax costs incurred pursuant to the 2017 enactment of a Base Erosion Anti-Abuse Tax (“BEAT”).

Base erosion and anti-abuse tax (BEAT)
We continue to recognize income tax expense related to a provision of the 2017 US tax reform commonly referred to as BEAT. Three US drilling contracts include a change in legislation provision we believe makes the BEAT liability reimbursable. In September 2019 the Seadrill contracting parties commenced arbitration proceedings in New York for all three rigs to enforce these contractual obligations. A final hearing in the arbitration was held in March 2021 and a decision from the arbitration panel is expected in the first half of 2021.
Nigerian Cabotage Act litigation
Seadrill Mobile Units Nigeria Ltd ("SMUNL") commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and the Nigerian Maritime Administration and Safety Agency with respect to interpretation of the Coastal and Inland Shipping (Cabotage) Act 2003 (the "Act"). On June 28, 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of "Coastal Trade" or "Cabotage" under the Act and (2) Drilling Rigs fall within the definition of "Vessels" under the Act. The impact of this decision is that the Nigerian Maritime Administration and Safety Agency ("NIMASA") may impose a 2% surcharge on contract revenue from offshore drilling operations in Nigeria as well as requiring SMUNL register for Cabotage with NIMASA and pay all fees and tariffs as may be published in the guidelines that may be issued by the Minister of Transportation in accordance with the Act. However, on 22 July, 2019, SMUNL filed an appeal to the Court of Appeal challenging the decision of the Federal High Court. Due to the volume of cases currently being handled by the Court of Appeal sitting in Lagos we anticipate a decision within three to five years.
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
Commitments
We had no material lease commitments or unconditional purchase obligations at December 31, 2020 and 2019.
Guarantees
We have issued performance guarantees under our bank guarantee facility with Danske Bank in favor of third parties as beneficiaries totaling $11.9 million. As of December 31, 2020 we have not recognized any liabilities for these guarantees, as we do not consider it is probable for the guarantees to be called.

Note 23 – Earnings per unit and cash distributions
The below table sets out the calculation of (loss)/earnings per unit for each of periods presented in this report.

(in $ millions, except per unit data)	2020	2019	2018
Net (loss)/income attributable to:
Common unitholders	(2,091.3)	(76.2)	56.1
Subordinated unitholders	(459.6)	(16.7)	—
Net (loss)/income attributable to Seadrill Partners LLC owners	(2,550.9)	(92.9)	56.1

Weighted average units outstanding (in thousands):
Common unitholders	7,528	7,528	7,528	*
Subordinated unitholders	1,654	1,654	1,654	*

(Loss)/Earnings per unit:
Common unitholders (U.S. Dollars)	$(277.80)	$(10.12)	$7.45	*
Subordinated unitholders (U.S. Dollars)	$(277.80)	$(10.12)	—

Cash distributions declared and paid in the period per unit (1) (2)	$—	$0.22	$4.00	*

Subsequent event: Cash distributions declared and paid relating to the period per unit (2) (3):	$—	$—	$0.01	*
* These amounts have been updated to reflect the 1 for 10 reverse stock split on July 2, 2019.
(1) Refers to the cash distributions declared and paid during the prior years.
(2) Distributions were declared and paid only with respect to the common units in 2019 and 2018.
(3) Refers to the cash distribution relating to the period, declared and paid subsequent to the year-end.
Earnings per unit is calculated using the two-class method where undistributed earnings are allocated to the various member interests. The net income attributable to the common and subordinated unitholders and the holders of the incentive distribution rights is calculated as if all net income was distributed according to the terms of the distribution guidelines set forth in the Operating Agreement, regardless of whether those earnings could be distributed. The Operating Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by the Company's Board of Directors to provide for the proper conduct of the Company's business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Therefore, the earnings per unit is not indicative of potential cash distributions that may be made based on historic or future earnings. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains/(losses).
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
Distributions of available cash from operating surplus are to be made in the following manner for any quarter during the subordination period:
•First, to the common unitholders, pro-rata, until the Company distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;
•Second, to the common unitholders, pro-rata, until the Company distributes for each outstanding common an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and
•Third, to the subordinated units, pro-rata, the Company distributes for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter.

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
If for any quarter during the subordination period:
•The Company has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and
•The Company has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.
The Company will then distribute any additional available cash from operating surplus for that quarter among the unitholders and the holders of the incentive distributions rights in the following manner:
•first, 100.0% to all unitholders, until each unitholder receives a total of $4.456 per unit for that quarter (the "first target distribution");
•second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $4.844 per unit for that quarter (the "second target distribution");
•third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $5.813 per unit for that quarter (the "third target distribution"); and
•thereafter, 50.0% to all unitholders, and 50.0% to the holders of the incentive distribution rights, pro rata.
The percentage interests set forth above assumes that the Company does not issue additional classes of equity securities.
The subordination period will extend until the second business day following the distribution of available cash from operating surplus in respect of any quarter, ending on or after September 30, 2017, that each of the following tests are met:
•distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;
•the "adjusted operating surplus" (as defined in the partnership agreement) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted weighted average basis during those periods; and
•there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.
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
Note 24 - Supplementary cash flow information
The table below summarizes the non-cash investing and financing activities relating to the periods presented:

(In $ millions)	2020	2019	2018
Non-cash financing activities
Recognition of super senior loan and related fees (1)	141.5	—	—
Reclassification of prepaid advisory fees (2)	19.8	—	—
(1) In the year ended December 31, 2020, unpaid TLB interest of $87 million was converted into a super senior loan, carrying a $40 million commitment fee, $13.3 million exit fee and $1.2 million compounded interest. For more information refer to Note 16 – "Debt".
(2) $19.8 million prepaid refinancing advisory fees incurred up until July 2020 were reclassified from prepaid expenses to loan fees.

Note 25 – Subsequent events
Management Agreements
On February 3, 2021 the Company entered into a management agreement with Energy Drilling to maintain, market and operate our owned tender rigs T-15, T-16, and West Vencedor. The agreement started a 90-day transition period of services provided from Seadrill Limited to Energy Drilling.
On February 10, 2021 the Company submitted a motion for approval of a new framework agreement with Vantage Drilling for the management of certain rigs in our fleet. Following the execution of the Vantage Drilling management services agreement, the Debtors continued to receive proposals with respect to the operation of their floater vessels. Because the Vantage Drilling management services agreement remained subject to Bankruptcy Court approval (and was therefore not binding upon the Debtors), the Debtors undertook to assess such alternative proposals. Upon assessing the alternative proposals, the Debtors determined that the commercial proposition served by using a combination of Vantage Drilling, Diamond Offshore Drilling Inc. (“Diamond”), and Odfjell Drilling Ltd. (“Odjfell”), each as managers of certain of the Debtors’ floater vessels, was superior to the original Vantage Drilling management structure. Therefore, on March 16, 2021, the Debtors filed a supplement to the motion seeking approval of management services agreements with Vantage Drilling, Diamond, and Odjfell. On March 18, 2021, the Bankruptcy Court approved the motion, authorizing the Debtors to enter into management services agreements with Diamond, Odfjell, and an amended management services agreement with Vantage Drilling.